Form 20-F
period 2002-09-30
AUSTRALIA & NEW ZEALAND BANKING GROUP LTD
filed 2002-12-24
CIK 859994

QuickLinks -- Click here to rapidly navigate through this document

ANZ BANKING GROUP LIMITED ABN 11 005 357 522

2002

US FORM 20-F

ANNUAL REPORT

Table of Contents

Page
Form 20-F Registration Statement	3
Form 20-F Cross Reference Index	4
Forward Looking Statements	5
Currency of Presentation, Exchange Rates and Certain Definitions	5
Company Profile	7
Financial Review
Key Information	25
Operating and Financial Review and Prospects	29
Overview	29
Operating Results	31
Analysis of Major Income and Expense Items	38
Results by Line of Business	51
Results by Region	55
Balance Sheet	58
Supplementary Financial Information	64
Shareholder Information	86
Directors' Declaration	Attachment 1; 106
Auditors' Report	Attachment 1; 107
Risk Management	79; 117
Financial Information	Attachment 1; 113
Glossary	Attachment 1; 120
Australia and New Zealand Banking Group Limited Constitution	Exhibit 1
Director and Executive Employment Contracts	Exhibit 4
Subsidiaries	Exhibit 8
CEO/CFO Certificates	122; 123

Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual Report pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from to
For the fiscal year ended September 30, 2002

Commission file number 0-18262

Australia and New Zealand Banking Group Limited
(Exact name of registrant as specified in its charter)

Victoria, Australia
(Jurisdiction of incorporation or organization)

100 Queen Street, Melbourne, VICTORIA, 3000, AUSTRALIA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares each representing five ordinary shares	The New York Stock Exchange, Inc.
9 1/8% Capital Securities	The New York Stock Exchange, Inc.
American Depositary Receipts each representing four Preference shares	The New York Stock Exchange, Inc.

        Securities registered or to be registered pursuant to Section 12 (g) of the Act.

None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares	1,503,886,082 fully paid
US$6.25 Preference Shares	124,032,000 fully paid

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18☒

Form 20-F Cross Reference Index

		Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	not applicable
Item 2	Offer Statistics and Expected Timetable	not applicable
Item 3	Key Information	25, 79
Item 4	Information on the Company	7
Item 5	Operating and Financial Review and Prospects	29
Item 6	Directors, Senior Management and Employees	86, Attachment 1; 86-95
Item 7	Major Shareholders and Related Party Transactions	104, Attachment 1; 90
Item 8	Financial Information	105, Attachment 1
Item 9	The Offer and Listing	106
Item 10	Additional Information	108, Exhibit 1
Item 11	Quantitative and Qualitative Disclosures about Market Risk	117
Item 12	Description of Securities other than Equity Securities	not applicable
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	119
Item 14	Material Modifications to the Rights of Security Holders and use of Proceeds	119
Item 15	Controls and Procedures	119
Item 16	Reserved	not applicable
Part III
Item 17	Financial Statements	not applicable as Item 18 complied with
Item 18	Financial Statements	Attachment 1
Item 19	Exhibits
	Australia and New Zealand Banking Group Limited Constitution	Exhibit 1
	Director and Executive Employment Contracts	Exhibit 4
	Subsidiaries	Exhibit 8
Signatures		121

Forward-Looking Statements

        This Annual Report contains certain forward-looking statements,including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings, and (iv) strategic priorities.Such forward-looking statements are not guarantees of future performance and involve known and unknown risks,uncertainties and other factors,many of which are beyond the control of Australia and New Zealand Banking Group Limited ("the Company"), together with its subsidiaries ("ANZ", or the "Group"), which may cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Report.

        For example, the economic and financial forecasts contained in this Annual Report will be affected by movements in exchange rates and interest rates, which may vary significantly from current levels, as well as by general economic conditions in each of ANZ's major markets. Such variations may materially impact ANZ's financial condition and results of operations. The implementation of control systems and programs will be dependent on such factors as ANZ's ability to acquire or develop necessary technology and its ability to attract and retain qualified personnel.The plans, strategies and objectives of management will be subject to, among other things,government regulation, which may change at any time and over which ANZ has no control. In addition, ANZ will continue to be affected by general economic conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in this Annual Report. See "Summary of Material Risk Factors" on page 27.

Currency of Presentation, Exchange Rates and Certain Definitions

        The Company, together with its subsidiaries, publishes consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to "US$", "USD" and "US dollars" are to United States dollars and references to "$", "AUD" and "A$" are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.5429 = A$1.00, the Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on September 30, 2002.

Exchange Rates

        For each of the periods indicated, the high, low, average and period-end Noon Buying Rates for Australian dollars were:

Year ended		High	Low	Average	Close
		US$ per A$1.00
1998	September	0.7386	0.5550	0.6444	0.5930
1999	September	0.6712	0.5887	0.6390	0.6528
2000	September	0.6687	0.5372	0.6032	0.5415
2001	September	0.5712	0.4828	0.5182	0.4946
2002	September	0.5748	0.4923	0.5329	0.5429
Month ended	June	0.5748	0.5583	0.5682	0.5628
	July	0.5688	0.5370	0.5538	0.5445
	August	0.5534	0.5280	0.5413	0.5495
	September	0.5518	0.5419	0.5465	0.5429
	October	0.5585	0.5422	0.5502	0.5548
	November	0.5660	0.5563	0.5613	0.5601

        The average is calculated from the Noon Buying Rate on the last day of each month during the period.

        On December 2, 2002, the Noon Buying Rate was US$0.5594 per A$1.00.

        In 2002, 28% (2001:30%) of our gross revenue was derived from overseas operations and was denominated principally in New Zealand dollars ("NZ$" or "NZD"), US dollars ("US$"or "USD") and British pounds sterling ("£" or "GBP"). Movements in foreign currencies against the Australian dollar can therefore affect ANZ's earnings through the restatement of overseas profits to Australian dollars.Based on exchange rates applied to convert overseas profits and losses from September 1998 to September 2002, the Australian dollar moved against these currencies as follows (refer also Note 56 to the Financial Report):

	Years ended September 30
	2002	2001	2000	1999	1998
NZ$	-4%	-1%	+5%	+4%	+3%
US$	2%	-14%	-5%	-1%	-16%
	£0%	-7%	0%	0%	-17%

        We monitor our exposure to revenues, expenses and invested capital denominated in currencies other than Australian dollars. These currency exposures are hedged as considered necessary.

Certain Definitions

        Our fiscal year ends on September 30. As used throughout this Annual Report, unless otherwise stated or the context otherwise requires, the fiscal year ended September 30, 2002 is referred to as 2002, and other fiscal years are referred to in a corresponding manner. References to calendar years are identified as such.

Company Profile

Item 4:    Information on the Company

Overview

        ANZ is one of the four major banking groups headquartered in Australia. Our Australian operations began in 1835 and our New Zealand operations began in 1840. We were incorporated in the State of Victoria, Australia, and have our principal executive office located at 100 Queen Street, Melbourne, Victoria, 3000, Australia. Our telephone number is (61) (3) 9273 5555.

        Based on publicly available information as at September 30, 2002, we ranked fourth among Australian banking groups in terms of total assets ($183.1 billion) and third in terms of shareholders' equity ($11.5 billion). At December 2, 2002, our market capitalization of $29.6 billion ranked us the sixth largest company listed on the Australian Stock Exchange Limited.

        We provide a broad range of banking and financial products and services to retail, small business, corporate and institutional clients. We conduct our operations primarily in Australia (approximately 74% of our total assets at September 30, 2002) with significant operations in New Zealand (approximately 13% of total assets at September 30, 2002). The remainder of our operations are conducted in the United Kingdom, the United States and a number of other countries, most of which are located in the Asia Pacific region. At September 30, 2002, we had 1,018 branches and other points of representation worldwide.

        In 2000 we announced a new strategy for ANZ designed to position us effectively in a more competitive, electronic and globalizing environment. Our strategy has three main elements—perform, grow and breakout as described below:

        Perform—Ensuring "best in class" performance for shareholders, customers, staff and the community.

        Grow—Demonstrating strong growth momentum in core businesses and positioning ourselves in attractive new high growth categories.

        Breakout—Being bold and different, a high performance culture with a human face, technological leadership and a strong domestic and regional strategic position.

        To implement this strategy we created 16 specialist business units to provide a more focused, competitive and responsive approach to customer and product segments. While our strategy has remained the same there has been refinements to the business structure. During the year ended September 30, 2002, ANZ managed its activities along the following lines of business:

Personal Banking Australia and Wealth Management

  •
  Personal Banking Australia

  •
  Wealth Management

  •
  ING Australia Limited

  •
  Personal Banking New Zealand

  •
  Asia Pacific Personal Banking

Corporate Business

  •
  Corporate Business

  •
  Global Institutional Banking

  •
  Global Transaction Services

Investment Banking

  •
  Global Foreign Exchange

  •
  Global Capital Markets

  •
  Global Structured Finance

  •
  Corporate Finance & Advisory

Small to Medium Business
Mortgages
Consumer Finance
Asset Finance
Group Treasury

        The activities of each of these businesses for the September 2002 year end are described below. Definitions of each lines of business are on page 120 of the Financial Report. Included in the following narrative are statements regarding our competitive position. Those that are not attributed to a third-party source are based on internally held and/or publicly available information. To the best of our knowledge these statements are accurate.

Personal Banking and Wealth Management

        Personal Banking and Wealth Management includes our Personal Banking businesses in Australia, New Zealand and Asia-Pacific, Wealth Management and our joint venture in funds management with ING (refer page 14).

        During 2002, earnings rose 8.9% to $573 million as we continued repositioning these businesses for future growth. This has involved a commitment to transforming our customers'banking experience. We have made some real progress in these areas this year.

  •
  We launched our new access accounts which now set a new standard in the industry. We have received an award from Personal Investor Magazine for our product, Access Advantage.

  •
  In May 2002, we made a strategic leap in wealth management through our joint venture with the ING Group, establishing ING Australia as a leader in funds management and life insurance in Australia and New Zealand.

  •
  We implemented the Restoring Customer Faith program in Victoria and New Zealand. This new model for our retail business is being rolled out across Australia and New Zealand during the next two years. It involves giving local staff a greater sense of ownership and freedom by allowing them to put customers first, and supporting our people by investing in modern branch premises, training programs and improved technology.

  •
  Our new Customer Service Charter established clear benchmarks for service to personal and small business customers.

  •
  We extended our leadership position in the Pacific through acquisitions in Kiribati, Papua New Guinea, Vanuatu and Fiji, and through investment in electronic banking and new products.

        Our challenge is to build on this new momentum to take our Personal Banking and Wealth Management businesses to the next level by continuing to focus on growing our revenue and customer base. We will make key investments in our product suite, technology and training programs.

Corporate Businesses

        Corporate Businesses includes our relationships with middle-market corporate clients, major Australian and international institutions and corporations, and Global Transaction Services which provides products to support working capital management, liquidity management and transaction processing.

        It has been a subdued year in the domestic business market. Although consumer sentiment has helped drive growth in the domestic economy, the business market has been relatively quiet. It has been even more difficult internationally.

        However, ANZ has an enviable franchise in the business market. In a survey by Greenwich, among the major Australian banks, customers again rated us number one in satisfaction for both the corporate and institutional markets. Key elements of performance include:

  •
  Earnings in Corporate Banking were up 6.3% to $134 million in 2002 despite restrained balance sheet growth reflecting the contribution of lending, leasing and deposit products.

  •
  Institutional Banking faced a more challenging international environment in 2002. Earnings were up 18.5%, mainly from lending fee income.

  •
  Global Transaction Services earnings were up 11.1% to $150 million with growth in structured trade partly offset by downturns in foreign cash and travellers cheques following September 11 and a repositioning of the trade finance portfolio to reduce risk.

        Our performance is also a reflection of the quality and commitment of our people, with high levels of satisfaction reflected in our staff survey results.

        Our client franchise and high levels of customer satisfaction together provide a strong combination that continues to allow us to explore opportunities to reshape the business and create growth.

Investment Banking

        ANZ Investment Bank, which includes our structured and corporate finance, capital markets and foreign exchange businesses, has produced a solid performance in a challenging international environment.

        We remained the premier Australian foreign exchange ("FX") bank globally. Although earnings were down 3.4% to $84 million, reflecting lower FX volatility internationally and tightened credit conditions, growth in FX amongst funds management clients and e-commerce are positioning us for the future.

        Global Capital Markets was ranked number 1 by Asia Money magazine in Interest Rate and Credit Derivatives, and number 1 in Australian and New Zealand Loans by Basis Point magazine. Earnings were up 20.8% to $64 million supported by debt, derivative and securitization deal flow.

        Corporate Financing and Advisory earnings grew 9.7% to $79 million reflecting a range of leading roles in major project financings and the development of growth businesses in private equity capital and leveraged finance.

        Global Structured Finance produced earnings growth of 10.5% to $84 million, achieving a strong performance in project and structured finance and industrial transportation and growth in non-lending fees, despite subdued markets. We incurred significant specific provision losses from loans made to two major international companies that collapsed during the year, namely Enron and Marconi. Following this, further steps have and are being taken to address credit issues and improve risk mitigation internationally. Our strong business foundation is enabling us to continue to reshape our business and focus on new growth opportunities in private equity products and securitization and increased fee-based structuring and advisory activities.

Consumer Finance

        Consumer Finance, which includes credit cards, merchant payment solutions, ePayment products and personal loans, has performed well in 2002.

        Earnings were up 50.5% to $149 million in 2002, based on growth in the credit card portfolio following the collapse of competitor airline loyalty programs, increases in card spending volumes, higher merchant acquiring share, and improved credit performance particularly in personal loans.

        Our specialist approach has allowed us to focus on the quality of our people and technology to deliver products efficiently with high levels of customer satisfaction. This focus is showing results, including the highest credit card satisfaction among our major competitors and a 7% increase in staff satisfaction.

        Our 2002 results reflect a number of significant technology investments designed to support future growth. During the year, we were the first bank in Australia and New Zealand to commence converting our credit card technology to chip. The $50 million investment in new chip-based cards and chip-capable "MultiPOS' terminals provides an early mover advantage with cardholders and merchants. This included launching Sphere, a new chip-based reward program, for ANZ First customers.

        In March, we replaced our main processing platform with a new system called VisionPlus. This system will allow us to provide more flexible, customized, and responsive service to customers and reduce costs through greater processing efficiencies.

        We have also improved our share of merchant acquiring; introduced new on-line tools for our customers and staff; reduced fraud losses through the application of neural network technology;and taken early steps to extend our credit card business into Asia by launching credit cards in Hong Kong.

Mortgages

        Growing our Mortgage business starts with good products. In 2002, for the fourth year in a row, we received Personal Investor magazine's award for Home Lender of the Year, reflecting the first rate features and competitiveness of our mortgage products.

        Good products don't add value without high levels of customer service, and this year we invested heavily in technology and resources to develop faster, more responsive ways of serving our customers.

        This has included implementation of new online systems to allow mortgage applications in Australia and New Zealand (including broker channels) to be lodged electronically, speeding up processing and approvals. We have also developed new businesses in the wholesale funding and servicing of third party mortgages.

        We are already seeing some early results. While we have taken a conservative position on risk, we have approved mortgages in record numbers in the second half of 2002. Loans outstanding have grown by 16% over the year. Brokers have voted us 'the best bank to do business with'. These results have, however, been impacted by pressure on margins through increased funding costs in the rising interest rate environment, resulting in 4.2% earnings growth to $246 million.

Asset Finance

        Esanda and UDC are our asset finance and rental businesses in Australia and New Zealand. We specialize in supporting our customers and business partners, such as dealers and brokers, through vehicle and equipment finance, vehicle fleet and equipment management and servicing, and debenture investments.

        The asset finance and rental market is highly competitive and has experienced consolidation and increased margin pressures in recent years. Our response has been a series of initiatives to develop a more sustainable market leadership position. This includes a program of efficiency improvements involving investments in technology and process re-engineering and redesign, and a focus on improving credit quality.

        Our efforts are already starting to show results. Earnings in 2002 are up 10.9% to $102 million. Customer satisfaction remains strong at 80% and staff satisfaction has also risen to 77%. These results reflect the specialized culture and identity we have developed around serving our business and personal customers.

        There is still much to do. We need to create an operationally excellent platform for our customers and business partners and continue to attract and retain talented people. This focus will provide a platform to capture future growth opportunities and continue to improve profitability within our asset finance business.

Small to Medium Business

        The small to medium business sector is an important growth opportunity for ANZ. During 2002, we continued to develop our specialist focus by implementing a distinctive new service proposition—one focused on developing the quality of our people and empowering them to address customer needs more effectively.

        The new service proposition directly addresses some of the key drivers of customer satisfaction—being flexible and responsive around customer needs, providing expert advice and innovative products and a long-term focus to customer relationships. We have expanded our geographic 'footprint' and developed specialist industry segments such as franchising.

        Our efforts have begun to pay dividends. Customer satisfaction has risen from 66% in 2001 to 69% in 2002. Staff satisfaction increased from 59% in 2001 to 75% in 2002. We also received recognition in Personal Investor magazine's financial services awards for the Best Business Transaction Account, Best Small Business Web Site and the Lifestyle Package Banking Award for Small Business.

        During the year, Small to Medium Business earnings grew 20.8% to $157 million in 2002, driven by growth in new customers, increased share of business from our existing customers, and higher deposit and lending volumes. While we have a long way to go to build a market-leading position, we have made good progress in 2002. We will continue to invest in the business, by growing our geographic presence, serving our customers better, developing new products and extending our specialist capabilities.

Group Treasury

        Group Treasury provides cash flow support, ensures liquidity, manages interest rate risk and provides capital to our businesses. In 2002, Treasury's earnings increased 65% to $124 million, reflecting strong interest income from interest rate risk management activities.

Corporate Centre

        ANZ's Corporate Centre provides a diverse range of services to the Group. It comprises Group Strategic Development, Group Risk Management, People Capital, Chief Financial Officer's (CFO) Units and Operations Technology and Support Services (OTSS).

        Providing these services is about a working partnership between our technology, payments and other specialists and each of our businesses. The objective is to provide our customers with superior personalized services at lower cost.

        In 2002, OTSS worked on a number of projects including the replacement of front-to-back systems for our Asset Finance business, installation of a common administrative system for the Group, rollout of a new branch sales platform and implementation of a new platform for our cards business called VisionPlus.

        The technology development arms work closely with each of ANZ's business divisions to develop, integrate and improve core business software for ANZ. The teams include over 1500 analysts and developers located in Australia, New Zealand and India. The development teams continue to support ANZ business units and the Group in delivering new systems and infrastructure for customers and staff. ANZ's project delivery capability continued to be improved with upgraded processes and tools put in place and the software development centre based in India attained Capability Maturity Model level 4 certification from the Software Engineering Institute (USA). As well as the new PeopleSoft systems mentioned above, key initiatives include a new telling system for staff in the branch network, implementation of a new Cards processing platform, and replacement of ANZ's Asset Financing operation's existing business computing systems in Australia and New Zealand with a new common platform.

        The Payments area has responsibility for providing secure, timely and cost-effective deposits and payments processing, and associated operations, to support ANZ's lines of business and their customers. It also operates and manages the clearing interface with other institutions globally. Focus remains on maintaining high reliability, mitigation of risk and cost management. Implementation of a new global payments application and roll-out of a new image-based item processing platform was successfully completed in Australia and is now being extended into NZ. Payments also commenced operations (along with 39 major global banks) in the new continuous linked settlement system for the seven major trading currencies of the world.

        Other Shared Services continued to deliver cost savings. The Property area completed a new four year outsource of real estate services for Australia and New Zealand premises. The Procurement and Strategic Sourcing area continued to extract procurement cost savings. The Human Resources operations area achieved its cost targets.

        Staff satisfaction for OTSS increased from 69% to 83%, while internal customer satisfaction continued to rise.

        Group Strategic Development works closely with the businesses to strengthen and maximize their performance. In 2002, ANZ launched a new funds management joint venture with ING as well as acquired the Bank of Hawaii's Pacific businesses.

        Group Risk Management is responsible for the organization's risk strategies, policies and processes.

        People Capital is involved in leading a range of initiatives to help build organizational capability, and deliver the best opportunities to our people.

        CFO Units are responsible for the Group's financial governance. In 2002, the Company won several awards in recognition of the quality of its disclosure with CFO Units being major contributors to this transparency.

Subsidiaries, Associates and Joint Venture

        We have many subsidiaries and associates. More detailed information regarding material subsidiaries and associates is contained in Exhibit 8, Note 44, Note 45 and Note 46 of the Financial Report.

Organization Restructure

        On October 18, 2002 and effective December 1, 2002, we announced a change to our business structure, primarily to sharpen our focus on customers and priorities for ANZ's future development.

        Personal Banking and Wealth Management Australia, will focus exclusively on Australia including all channels for personal customers and the ING Australia funds management joint venture.

        Global Institutional and Investment Banking will oversee all business dealing with large corporate and institutional customers including Global Institutional Banking, Global Transaction Services, ANZ Investment banking businesses, and Asia Corporate.

        Corporate and Small to Medium Business Australia brings together corporate and small business banking into a single business to harness synergies between these segments. These changes leave our specialized business structure intact, and enhance synergies between our businesses by emphasizing a total customer relationship approach.

Strategic Priorities

        The core elements of our strategy going forward are to:

Organic Out-Performance

  •
  Extend specialization

  •
  Grow customer numbers

  •
  Increase share of wallet

  •
  Drive productivity

Portfolio Reshaping

  •
  Invest in high growth areas

  •
  Build specialist capabilities

  •
  Exit weak positions

  •
  Risk reduction

  •
  Transformational moves

  •
  Step changes in positioning

  •
  Creating new growth options

  •
  Proactively shaping industry

Our 2003 Priorities

  •
  Rollout Restoring Customer Faith, reconnect with community

  •
  Complete Joint Venture integration. Leverage distribution opportunity

  •
  Reposition cards and mortgages for tougher environments

  •
  Narrow focus of offshore activities to reduce risk

  •
  Capture share of cyclical upswing in corporate lending and small to medium enterprises

  •
  Implement three major strategic cost programs, fewer projects

  •
  Accelerate shift in performance culture and identify and develop the next generation of leaders

Financial Aspirations

        We have set the following targets for 2003:

  •
  Earnings per share growth—10%

  •
  Cost income ratio—45%

  •
  Return on equity—20%

  •
  Adjusted Common Equity ratio—5.25%—5.75% (refer page 63)

  •
  Credit Rating—AA-

Property

        We have a sizeable holding of freehold and leasehold land and buildings (largely within Australia) for our business purposes. These premises, which include branches, administration centers and residential accommodation for employees, had a carrying value at September 30, 2002 of $455 million and a market value of $464 million. (2001 carrying value of $483 million).

        The Group last valued this class of assets, based on independent valuations, as at June 30, 2002. There were no material movements in property values in the period to September 30, 2002.

        The decrease in property carrying values from September 30, 2001 to September 30, 2002 reflects the Group's continued divestment strategy through sales and sale and leasebacks of non core property assets.

Recent Developments

Acquisition of Bank of Kiribati

        In October 2001, ANZ announced it had acquired (on September 30, 2001) a majority interest in the Bank of Kiribati Ltd, consolidating our position as the leading bank in the Pacific.

        ANZ purchased 75% of the Bank of Kiribati from the Kirbati Government which retains a 25% interest. The consideration of approximately $5.4 million brought $1.4 million in net assets into ANZ.

        Bank of Kiribati has four branches—three on Tarawa and one on Kirimati Island.

Establishment of Joint Venture with ING

        On April 10, 2002 the Group entered a contract to sell certain life and general insurance and funds management business to a joint venture with ING Group, and acquire a 49% interest in the joint venture.

        Key details of the transaction are:

  •
  ING Australia Limited is owned 51% by ING Group and 49% by ANZ.

  •
  Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both Shareholders. These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the Board structure.

  •
  Equal board representation with four ANZ nominees and four ING Group nominees. All key issues (including business plans, major capital expenditure, acquisitions etc) require unanimous Board approval.

  •
  The Joint Venture was valued in April 2002, at $3,750 million with ING contributing businesses valued at $2,874 million; ANZ contributing businesses valued at $879 million. ANZ's contribution to the Joint Venture was by way of selling a controlling interest in ANZ Life Assurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited, as well as making a capital contribution of $960 million.

  •
  The Joint Venture includes the majority of ANZ's and ING's funds management and insurance activities in Australia and New Zealand.

Acquisition of Bank of Hawaii Assets

        On October 4, 2001, ANZ announced it had agreed to acquire the Bank of Hawaii's operation in Papua New Guinea, Vanuatu and Fiji further consolidating ANZ's leading position in retail and commercial banking in the Pacific region.

        The consideration of approximately $100 million in cash includes total assets of about $350 million ($52 million net assets and $48 million of goodwill). The acquired business operates from two branches in Papua New Guinea, two in Vanuatu and three inFiji.

        The acquisition builds upon an important year of strategic growth for ANZ in the Pacific. We now have operations in three new countries—American Samoa, East Timor and Kiribati.

Assets and Gross Revenue by Line of Business

	Years ended September 30(1)
	2002		2001		2000
	$M		$M		$M
Line Of Business(2)
Assets
Personal Banking and Wealth Management	10,635	6%	13,597	7%	n/a	n/a
Corporate Businesses	42,822	23%	44,245	24%	n/a	n/a
Investment Banking	25,669	14%	29,851	16%	n/a	n/a
Consumer Finance	5,551	3%	4,881	3%	n/a	n/a
Mortgages	64,826	35%	55,901	30%	n/a	n/a
Asset Finance	12,410	7%	12,013	7%	n/a	n/a
Small to Medium Business	6,764	4%	6,013	3%	n/a	n/a
Other	14,428	8%	18,992	10%	n/a	n/a

	183,105	100%	185,493	100%	n/a	n/a

Gross Revenue(3)(equity standardized)(4)
Personal Banking and Wealth Management	1,376	11%	1,440	11%	n/a	n/a
Corporate Businesses	2,141	18%	2,467	19%	n/a	n/a
Investment Banking	1,527	13%	2,309	18%	n/a	n/a
Consumer Finance	986	8%	896	7%	n/a	n/a
Mortgages	3,760	31%	3,846	30%	n/a	n/a
Asset Finance	1,036	9%	1,071	8%	n/a	n/a
Small to Medium Business	503	4%	473	4%	n/a	n/a
Other	678	6%	322	3%	n/a	n/a

	12,007	100%	12,824	100%	n/a	n/a

	Years ended September 30(1)
	2001		2000
	$M		$M
Line Of Business
Assets
Personal (2001)	73,528	39%	66,896	38%
Corporate (2001)	68,191	37%	65,161	38%
International and Subsidiaries (2001)	26,416	14%	24,372	14%
Corporate Centre, Technology and Finance (2001)	16,270	9%	15,129	9%
Discontinued Businesses (2001)	1,088	1%	909	1%

	185,493	100%	172,467	100%

Gross Revenue(3)(equity standardized)(4)
Personal (2001)	6,306	49%	5,517	39%
Corporate (2001)	4,524	35%	4,041	29%
International and Subsidiaries (2001)	1,977	15%	1,789	13%
Corporate Centre, Technology and Finance (2001)	48	1%	1,743	12%
Discontinued Businesses (2001)	8	—	941	7%

	12,863	100%	14,031	100%

(1)
Comparative Line of Business information cannot be provided without unreasonable effort or expense, refer table below for line of business under previous business structure

(2)
For discussion of operating results by Line of Business see "Operating and Financial Review and Prospects—Results by Line of Business"

(3)
Gross revenue comprises interest income and non-interest income

(4)
EconomicValueAdded (EVA™) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardized profit is determined by eliminating the impact of earnings on each business unit's book capital and attributing earnings on the business units risk adjusted capital.This enhances comparability of business unit performance. Geographic results are not equity standardized

Assets and Gross Revenue by Region

	Years ended September 30
	2002		2001		2000(3)
	$M		$M		$M
Region(1)
Assets
Australia	135,050	74%	133,057	72%	127,306	74%
New Zealand	23,799	13%	22,337	12%	20,354	12%
Overseas Markets	24,256	13%	30,099	16%	24,807	14%

	183,105	100%	185,493	100%	172,467	100%

Gross Revenue(2)
Australia	8,697	72%	9,012	70%	7,991	57%
New Zealand	1,917	16%	2,011	16%	1,843	13%
Overseas Markets	1,393	12%	1,801	14%	4,197	30%

	12,007	100%	12,824	100%	14,031	100%

(1)
For discussion of operating results by region see "Operating and Financial Review and Prospects—Results by Region"

(2)
Gross revenue comprises interest income and non-interest income

(3)
Includes abnormal items

Supervision and Regulation

Australia

        Our operations are regulated in each country in which we operate. The Australian Prudential Regulation Authority ("APRA") has responsibility for the prudential and regulatory supervision of Australian banks, Credit Unions, Building Societies, other Authorized Deposit-Taking Institutions ("ADI's"), Insurance Companies and Superannuation Funds.

        APRA discharges its responsibilities by requiring banks subject to its supervision to conform to a set of prudential standards and to regularly provide it with reports which set forth a broad range of information, including financial and statistical data relating to their financial position and information in respect of prudential and other matters.

        In its supervision of banks, APRA gives special attention to capital adequacy, liquidity, earnings, loan loss experience, concentration of risks, the maturity structure of assets and liabilities,potential exposures through equity investments, funds management and securitization activities and international banking operations. APRA may also exercise certain investigative powers if a bank fails to provide information about its financial condition or becomes unable to meet its obligations or suspends payment.

        In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from banks with selective "on site" visits and formal meetings with banks' senior management and external auditors. APRA has also formalized a consultative relationship with each bank's external auditors. The external auditors provide additional assurance that prudential standards set by APRA are being observed, and that statutory and other banking requirements are being met. External auditors also undertake targeted reviews of specific risk management areas as selected at the annual meeting between the bank, its external auditors and APRA. In addition, each bank's Chief Executive Officer attests to the adequacy and operating effectiveness of the bank's management systems to control exposures and limit risks to prudent levels.

        Individual equity investments by banks or their subsidiaries in entities not operating in the field of finance may not exceed a value greater than 0.25% of a bank's consolidated Tier 1 capital, and the total of such investments may not exceed a value greater than 5% of a bank's consolidated Tier 1 capital, without prior reference to APRA. Banks should also notify APRA before committing to equity investments in entities not operating in the field of finance which will result in more than a 10% equity interest in the entity being acquired. These restrictions do not apply to equity holdings held within a trading portfolio.

        A bank may not enter into any agreement or arrangement for the sale or disposal of its business or carry on business in partnership with another bank without the consent of the Treasurer of the Commonwealth of Australia ("the Treasurer").

        Although the Reserve Bank of Australia "RBA" has the authority, with the approval of the Treasurer, to set interest rates paid or charged by banks, this authority is not currently being exercised.

Bank Liquidity

        Liquidity is regulated by APRA through individual agreements with each bank which take into consideration the specific operations of each organization. APRA requires that banks have a comprehensive liquidity policy statement which defines the guidelines and systems for managing domestic and foreign currency liquidity. This statement must be approved by the Board of Directors. A bank's liquidity management policy should cater for a range of potential conditions and APRA requires each bank's liquidity risk to be assessed under two specific scenarios. The first scenario is known as the "going-concern" and refers to the normal behaviour of cash flows in the ordinary course of business and forms the day-to-day focus of a bank's liquidity management. The second scenario, known as the "short term crisis", covers the behaviour of cash flows where there is a problem (real or perceived) which may include operational problems, doubts about the solvency of a bank or adverse rating changes. APRA expects a bank to have sufficient liquidity to keep operating for at least 5 business days.

        Banks must supply APRA with a monthly return which details the projected future cash flows under both the "going concern" and "short term crisis" scenarios. The latter must include maturity profiles out to 5 business days based on assumptions agreed with APRA. Banks are required to consult with APRA before making any significant changes to the assumptions underlying these reports.

        Where APRA is not satisfied with the adequacy of an ADI's liquidity management strategy, or where it has particular concerns about an ADI's liquidity, it can direct the ADI to hold specified amounts of liquid assets such as cash and certificates of deposit.

        Banks operate Exchange Settlement Accounts with the RBA. These accounts are used primarily for liquidity management purposes by banks. Prior to October 1,1997 the RBA paid an interest rate on balances in Exchange Settlement Accounts of 10 basis points under the cash rate. Effective from that date,the RBA reduced the interest payable on these balances to 25 basis points below the cash rate.

Capital Adequacy

        APRA imposes guidelines for the capital adequacy of banks as an essential part of its prudential supervision of ADI's.

        Under the existing APRA guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative credit risk, based largely on the nature of the asset or counterparty.

        There are four categories of risk weights (0%, 20%, 50%, 100%) applied to the different types of assets or counterparties. Mortgage lending over residential property to individual borrowers is risk weighted at 50%, including mortgage lending with a loan to valuation ratio over 80% which is insured through an acceptable lenders mortgage insurer.

        Off-balance sheet exposures are taken into account by applying different categories of credit conversion factors to arrive at credit equivalent amounts, which are then weighted in the same manner as balance sheet assets according to the counterparty.

        Effective January 1 1998, APRA required banks to measure and apply capital charges in respect of their market risks arising from their trading and commodity positions, in a manner which is broadly consistent with the January 1996 Basel Committee amendment to its Capital Accord. In measuring their market risks, banks have a choice of two methods. The first alternative is to measure risks in a standardized manner defined by APRA. The second alternative allows banks to utilize their internal risk measurement systems subject to APRA approval. ANZ applies the second approach.

        Capital, for APRA supervisory purposes, is classified into two tiers, referred to as Tier 1 and Tier 2. APRA requires all ADI's to maintain a minimum ratio of capital to risk-weighted assets of 8 per cent, at least half of which must be maintained in the form of Tier 1 capital. APRA has not indicated that it has any plans to allow Australian ADI's to employ a third tier of capital, which would consist of short term subordinated notes, to meet a proportion of the market risk capital requirements. APRA will consider other risk factors that have not been incorporated or accounted for quantitatively in the framework when assessing the overall capital adequacy of an ADI. Where it is judged appropriate, APRA may require individual ADI's to maintain a minimum capital ratio above 8 per cent. APRA requires ANZ to maintain the minimum capital ratio of at least 8 per cent.

        Tier 1 or "core" capital, consists of paid up ordinary share capital,general reserves, retained earnings, non-cumulative preference shares not redeemable at the holders' option (as approved by APRA) together with minority interests but exclude retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes. Tier 1 must constitute at least 50% of the capital base requirements. In June 1999, APRA expanded the definition of Tier 1 capital to include innovative equity instruments (as approved by APRA). Innovative equity instruments include capital instruments which are a permanent and unrestricted commitment of funds, are available to absorb losses, have no fixed servicing obligations and are subordinated to the interests of depositors and other creditors. Provision has also been made so that capital instruments issued via special purpose vehicles may be eligible for inclusion in Tier 1 capital.

        ANZ also reports Inner Tier 1 capital and Adjusted common equity as a percentage of risk weighted assets. Inner Tier 1 capital comprises Tier 1 capital excluding non-cumulative, non-converting preference shares as approved by APRA. Adjusted common equity is defined as Inner Tier 1 capital less deductions (see below).

        Tier 2 capital consists of general allowance for loan losses, asset revaluation reserves, certain cumulative irredeemable preference shares, mandatory convertible notes and similar capital instruments, and subordinated and perpetual debt. The contribution made to the overall capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1 capital. Certain categories of Tier 2 capital, including term (as distinct from perpetual) subordinated debt, are not counted towards qualifying capital to the extent that they exceed 50% of Tier 1 capital.

        In order for subordinated debt securities issued by ANZ to qualify as Tier 2 for capital adequacy purposes, further approvals from APRA may be required, and APRA may require other terms and conditions to the issue of such subordinated debt securities to be satisfied.

Deductions from Capital (as required by APRA)

        Deductions (as required by APRA) from Tier 1 Capital comprise:

  •
  Future income tax benefits (other than those associated with general allowance for loan losses), net of any provision for deferred income tax;

  •
  Unamortized goodwill and any other intangible assets;

  •
  Investments in and any other forms of credit support provided to associated lenders mortgage insurers;

  •
  Retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes (ie funds management and insurance entities).

        Deductions from total capital comprise:

  •
  ADI's investments in non-consolidated financial entities, and investments in entities involved in funds management, insurance and securitization activities;

  •
  Strategic cross-ADI shareholdings (including those strategic shareholdings in equivalent deposit taking institutions in overseas countries);

  •
  Any non repayable loans advanced by an ADI under APRA's certified industry support arrangements; and

  •
  Any undertakings by an ADI to absorb designated first level of losses on claims supported by it (eg; first loss facilities associated with funds management and the securitization of assets).

        ANZ's capital adequacy ratio was 9.5% (including 7.9% of Tier 1 Capital) at September 30, 2002, compared with 10.3% at September 30, 2001, and 10.2% at September 30, 2000.

        APRA may from time to time vary the capital adequacy ratios, which it sets for individual banks subject to its supervision. For further information on our capital adequacy, see "Operating and Financial Review and Prospects—Capital".

Large Credit Exposures

        APRA requires banks to report large credit exposures in terms of the consolidated group (ie the bank and its subsidiaries). Banks must consult with APRA before committing to any exposure (includes claims and commitments recorded on and off balance sheet) to any individual counterparty or group of related counterparties which will exceed 10% (subject to exceptions) of the capital base of the consolidated group. Banks are required to report quarterly to APRA exposures greater than 10% of its consolidated capital base. We reported exposures to nine counterparties (four Governments, four Corporates and one Bank) as at September 30, 2002 their respective ratings are as follows:

Banks

  •
  One Bank—S&P rating A+, Moody's rating A1

Government

  •
  Four Government bodies—S&P rating AA, Moody's rating Aa2

Corporate

  •
  Two Corporates—S&P rating A, Moody's rating A2

  •
  One Corporate—S&P rating AAA, Moody's rating Aaa

  •
  One Corporate—S&P rating AA-, Moody's rating Aa3

Possible Future Developments

        A policy discussion paper "Prudential Supervision of Conglomerates", was issued in March 1999 by APRA, and relates to future developments in regulation. Further revisions of this paper were released in November 1999, April 2000 and November 2002. The original paper and subsequent revisions address issues associated with the increasing number of institutions offering financial services within a conglomerate or group structure which also contains other activities, often with differing risk profiles. A particular issue of concern to APRA is the possibility of contagion where problems in some unregulated part might be transmitted to a healthy regulated entity. The paper outlines a common prudential framework in which all the activities of conglomerates with financial and other business can be considered. Many aspects of this paper have now been accepted by ADI's and incorporated within APRA's prudential standard framework. The impact of incorporating these changes to date has not had a material effect on ANZ. The November 2002 papers contain new proposals as to calculating capital ratios principally for the ADI and the conglomerate group (if one exists), and new regulations as to exposure limits between the ADI and its related parties, and with external counterparties. Some of the changes will be effective July 1, 2003 and with further changes, which are currently only in draft form, being implemented January 1, 2007 when the current Basel Committee proposals are expected to be implemented also. The July 2003 changes are expected to reduce the Group's Tier 1 ratio by approximately 55bpts, with the total capital ratio unchanged. At this stage the impact of the proposed January 2007 regulatory changes cannot be predicted.

        In January, 2001, the Basel Committee on Banking Supervision issued a set of consultative papers discussing a new capital adequacy framework. The papers set out proposals to update the 1988 Accord, and establish the risk management and regulatory capital calculation framework for bank regulators around the world. When adopted, the proposals will amplify the influence of credit opinions from agencies such as Standard & Poor's and Moody's Investors Services and, for banks with more advanced internal risk grading and risk management practices and processes, provide the opportunity to use internal credit ratings. Once adopted, these developments will mean regulatory capital holdings are a more accurate reflection of the risk profile of a bank's loan portfolio, market related and operational activities.

        Since January 2001, the Basel Committee have progressively released a number of working papers, refining the content of the original documents. A final version of the consultative papers is expected early in the 2003 calendar year, with implementation of the new proposals expected by the end of 2006.

New Zealand

        The Reserve Bank of New Zealand is responsible for promoting and maintaining the soundness and efficiency of the New Zealand financial system. Capital adequacy requirements are in accordance with the Basel Committee framework. Prudential reporting requirements are fulfilled by the issue of quarterly public disclosure statements.

United States

        On October 26, 2001, the President signed into law H.R. 3162, the USA PATRIOT Act (the "Act"), which contains strong measures to prevent, detect, and prosecute terrorism and international money laundering. Title III of the Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. It includes numerous provisions for fighting international money laundering and blocking terrorist access to the U.S. financial system. The Act is far-reaching in scope, covering a broad range of financial activities and institutions.

        The provisions affecting banking organizations are generally set forth as amendments to the Bank Secrecy Act ("BSA"). These provisions relate principally to U.S. banking organizations' relationships with foreign banks and with persons who are resident outside the United States. The BSA, which generally applies to insured depository institutions as well as to the U.S. branches and agencies of foreign banks, does not immediately impose any new filing or reporting obligations for banking organizations, but requires certain additional due diligence and recordkeeping practices. Some requirements take effect without the issuance of regulations. Other provisions are to be implemented through regulations that will be promulgated by the U.S. Department of the Treasury, in consultation with the Federal Reserve Board and the other federal financial institutions' regulators.

        Following the passage in March 2000 of the Gramm-Leach-Bliley Act of 1999 ("GLB", also known as the Financial Modernization Act), ANZ successfully applied to the Federal Reserve Bank and became a Financial Holding Company ("FHC"). As a FHC, ANZ is allowed to engage in financial activities that are financial in nature or incidental, or complementary to financial activities, as determined by the Federal Reserve Bank and the Secretary of the Treasury Department. This legislation provides a clearer method for future integration of banks with other financial businesses and allows the Bank to enter into other new business lines for the first time.

        Under this legislation, the FHC is subject to restrictions if it were determined that the FHC is not "well managed" or "well capitalized". In addition, under the GLB, the Federal Reserve Bank is the "umbrella" supervisor with jurisdiction over the FHCs.

        Under the GLB's new requirements, the Office of the Comptroller of the Currency ("Comptroller") will continue to oversee, as "primary regulator," foreign banks having a federal branch in the United States. Therefore, the ANZ New York Branch will continue to be subject to supervision, examination and extensive regulation by the Comptroller and the International Banking Act of 1978 (the "IBA"), along with the regulations adopted pursuant to the IBA. The IBA provides, among other things, that a federal branch of a foreign bank can exercise the same rights and privileges that are available to national banks. In addition, the exercise of any such right or privilege must be subject to the same duties, restrictions, penalties, liabilities, conditions and limitations that apply to national banks at the same location. The Comptroller also imposes a required "capital equivalency" deposit to a federal branch, which must be maintained on deposit with a Federal Reserve member bank (or invest in qualifying securities as authorized by the Comptroller). The amount of this deposit should be not less than 5% of the total liabilities (excluding, among other things, liabilities to affiliates) of the federal branch. In addition, a federal branch is subject to the record-keeping and reporting requirements that apply to national banks. The branch must maintain its accounts and records separate from those of the foreign bank and must comply with such additional requirements as may be prescribed by the Comptroller. In addition to the above deposit requirement, Regulation D of the Federal Reserve Bank imposes uniform reserve requirements to all institutions (including a federal branch) with transaction accounts or non-personal time deposits. The Regulation defines such deposits and requires reports of deposits to the Federal Reserve.

        Under the IBA, a federal branch of a foreign bank is subject to the receivership provisions to the same extent as a national bank. The Comptroller may take possession of the business and property of a federal branch. Accordingly, the Comptroller has at its disposal a wide range of supervisory and enforcement tools addressing violations of laws and regulations and breaches of safety and soundness, which can be used against federal branches. The Comptroller may remove federal branch management and assess civil money penalties. In certain circumstances, the Comptroller may also terminate a federal branch license at its own initiative or at the recommendation of the Federal Reserve Board.

        Also under the IBA, the branch is subject to certain restrictions with respect to opening new domestic deposit-taking branches and establishing or acquiring subsidiary banks in states outside of our "home-state" of NewYork.

Other Countries

        Local banking operations in all of ANZ's offshore branches and banking subsidiaries are subject to host country supervision by their respective regulators.

Competition

        The Australian banking system is highly competitive. In September 2002, the four major banking groups in Australia being ANZ, Commonwealth Bank of Australia, National Australia Bank Limited and Westpac Banking Corporation, together with their respective banking subsidiaries, held 68% of the total Australian assets of banks that carry on business in Australia. Each of these four banking groups operates a nationwide branch network and, at September 30, 2002, they collectively operated 74% of the total number of bank branches in Australia. The operations of the smaller regional banks are typically limited to servicing customers in a particular State or region with particular emphasis on residential mortgage lending.

        The deregulation of the Australian financial system during the early 1980s led to a proliferation of financial institutions which compete in selected markets with the four major banks. Non-bank financial intermediaries such as building societies and credit unions compete principally in the areas of accepting deposits and residential mortgage lending, mainly for owner-occupied housing. Some large building societies were granted banking authorizations under the Banking Act 1959. Specialist non-bank residential mortgage lenders and direct (non-branch) banking operations have become more prominent in recent years.

        Competition is particularly intense in the housing lending market. Mortgage originator specialists, supported by a developing securitization market, have been able to undercut the average interest rates previously available from the banks. Major banks have tended to closely match the competitive pricing offered by specialist originators. Regional banks are also offering competitively priced home lending products.

        Most of the foreign banks that are authorized to operate in Australia, either through subsidiaries or branches of their parent companies, engage in commercial lending, funds management and treasury activities, but have a low profile in personal banking.

        The funds management industry is an area of strong competition among the four major banks and Australia's insurance companies. Competition has increased as the Australian Government has encouraged long-term saving through superannuation by means of taxation concessions and the imposition of a mandatory superannuation guarantee levy on employers. In May 2002, ANZ commenced operations of the joint venture with the ING Group to create a larger and more competitive organization in wealth management.

        We offer personal and business superannuation and, savings and insurance products (in addition to our more established banking products) through our personal banking network and the joint venture.

        In New Zealand, we compete with the Bank of New Zealand (a wholly-owned subsidiary of National Australia Bank Limited), The National Bank of New Zealand (a wholly owned subsidiary of Lloyds TSB Group plc), Westpac Trust Corporation (a wholly owned subsidiary of Westpac Banking Corporation), ASB Bank Limited (a subsidiary of Commonwealth Bank of Australia) and others.

        ANZ Investment Bank offers a wide range of financial market services to our large corporate and institutional customer base including: foreign exchange, derivative and fixed interest activities, project and global structured finance, corporate finance (mergers and acquisitions, and other advisory), primary markets origination and syndication and leasing finance. Competitors gain recognition through the quality of their client base, perceived skill sets, reputation and brands. In domestic markets, ANZ Investment Bank's competitors are generally either international investment banks operating in niche markets, the boutique operations of large multi-national banking conglomerates or domestic investment banks with a focus on niche areas. Internationally, ANZ Investment Bank's key competitive strength is its focused geographic and sector experience, league table rankings and its established client base. Due to the large number of participants, niche orientation and the highly competitive nature of investment banking, there are no dominant competitors in international markets competing across the range of the ANZ Investment Bank's major product areas.

Financial Review

Item 3:    Key Information

        The summary consolidated balance sheet data as of September 30, 2002 and 2001 and income statement data for the fiscal years ending September 30, 2002, 2001 and 2000 have been derived from, and should be read in conjunction with our audited consolidated financial statements (The Financial Report) which is attached to this document. The Financial Report has been audited by our independent auditors. The balance sheet data as of September 30, 2000, 1999 and 1998 and income statement data for the fiscal years ending September 30, 1999 and 1998 have been derived from our audited consolidated financial statements for the fiscal years ending September 30, 2000, 1999 and 1998 which are not incorporated in this document. The Financial Report has been prepared in accordance with Australian GAAP which varies in certain respects from US GAAP. See Note 55 to the Financial Report.

        Amounts reported in US dollars have been translated at the September 30, 2002 Noon Buying Rate (refer to page 6).

	Years ended September 30
	2002	2002		2001		2000		1999		1998
	US$M	$M		$M		$M		$M		$M
Summary of Consolidated Statement of Income Australian GAAP
Interest income	4,906		9,037		10,251		10,241		8,684		9,499
Interest expense	(2,725)		(5,019)		(6,418)		(6,440)		(5,029)		(5,952)

Net interest income	2,181		4,018		3,833		3,801		3,655		3,547
Allowance for loan losses(1)	(467)		(860)		(531)		(502)		(510)		(487)

Net interest income after allowance for loan losses	1,714		3,158		3,302		3,299		3,145		3,060
Non-interest income	1,612		2,970		2,573		2,583		2,377		2,142
Prior period abnormal income	—		—		—		1,207		—		—
Other operating expenses	(1,577)		(2,905)		(3,092)		(3,314)		(3,300)		(3,442)
Prior period abnormal expenses	—		—		—		(986)				(102)

Operating profit before income tax	1,749		3,223		2,783		2,789		2,222		1,658
Income tax expense attributable to operating profit	(487)		(898)		(911)		(863)		(736)		(576)
Prior period abnormal tax	—		—		—		(177)		—		33

Operating profit after income tax	1,262		2,325		1,872		1,749		1,486		1,115
Outside equity interests	(1)		(3)		(2)		(2)		(6)		(9)

Operating profit after income tax	1,261		2,322		1,870		1,747		1,480		1,106

Non-interest income as a % of operating income(2)	42.5%		42.5%		40.5%		40.5%		39.4%		36.4%
Dividends paid / provided(3)	680		1,252		1,062		941		814		747
Per fully paid ordinary share:
Operating profit after income tax(4)(5)	$0.80		$1.47		$1.17		$1.07		$0.91		$0.73
Dividends	$0.46		$0.85		$0.73		$0.64		$0.56		$0.52
Dividends—US$		US$	0.46	US$	0.36	US$	0.35	US$	0.37	US$	0.31
Dividends per ADR—US$		US$	2.31	US$	1.80	US$	1.75	US$	1.85	US$	1.55
Adjusted in accordance with US GAAP:
Operating profit after income tax	1,138		2,097		1,796		1,940		1,410		1,096
Operating profit after income tax per share(5)	$0.72		$1.32		$1.12		$1.19		$0.86		$0.72
Continuing Operations(6):
Total income	6,519		12,007		12,855		11,883		10,017		n/a
Operating profit after income tax before abnormals	1,261		2,322		1,882		1,594		1,365		n/a
Operating profit after income tax per fully paid ordinary share(4)(5)	$0.80		$1.47		$1.18		$0.97		$0.83		n/a

(1)
The allowance for loan loss charge represents the economic loss provision (refer page 64)

(2)
Operating income is the sum of net interest income and non-interest income

(3)
Excludes preference share dividends and dividends taken under the bonus option plan

(4)
Amounts are based on weighted average number of ordinary shares outstanding

(5)
Per weighted average fully paid ordinary share and share equivalents

(6)
Operations that will continue to contribute to the results of the Group in future periods. Information for 1998 is not available.

	Years ended September 30
	2002 US$M	2002 $M	2001 $M	2000 $M	1999 $M	1998 $M
Summary of Consolidated Balance Sheets Australian GAAP
Shareholders' equity(1)	6,215	11,448	10,538	9,795	9,403	8,335
Subordinated debt	1,870	3,445	3,831	3,687	3,221	3,748
Bonds and notes	7,985	14,708	15,340	9,519	4,456	666
Deposits and other borrowings	61,509	113,297	104,874	100,602	96,559	94,599
Gross loans,advances and acceptances (net of unearned income)(2)	80,315	147,937	139,867	133,879	121,223	112,325
Specific allowance for loan losses	(318)	(585)	(500)	(709)	(907)	(819)
General allowance for loan losses	(812)	(1,496)	(1,386)	(1,373)	(1,395)	(1,401)
Net loans,advances and acceptances	79,185	145,856	137,981	131,797	118,921	110,105
Total assets	99,408	183,105	185,493	172,467	152,801	153,215
Risk weighted assets	76,761	141,390	139,129	129,688	118,037	116,096
Adjusted in accordance with US GAAP
Shareholders' equity(1)	6,590	12,139	11,207	10,517	9,889	8,822
Total assets	99,370	183,035	185,573	171,858	152,415	152,773
Summary of Consolidated Ratios Australian GAAP
Operating profit(1) after income tax and abnormals as a percentage of:
—Average total assets		1.3%	1.1%	1.1%	1.0%	0.7%
—Average shareholders' equity(1)		23.2%	20.2%	18.8%	17.2%	14.6%
Dividends(3) to ordinary shareholders as a percentage of operating profit after income tax		57.8%	60.6%	57.2%	57.8%	67.5%
Average shareholders' equity as a percentage of average total assets(5)		5.3%	5.0%	5.3%	5.4%	5.1%
Capital Adequacy ratios:
—Tier 1		7.9%	7.5%	7.4%	7.9%	7.2%
—Tier 2		2.8%	3.2%	3.4%	3.3%	2.8%

—Deductions(4)		(1.2)%	(0.4)%	(0.6)%	(0.5)%	(0.3)%
—Total		9.5%	10.3%	10.2%	10.7%	9.7%
Adjusted in accordance with US GAAP
Operating profit(1) after income tax as a percentage of:
—Average total assets		1.2%	1.0%	1.2%	0.9%	0.8%
Operating profit(1) after income tax as a percentage of:
—Average shareholders' equity(1)		20.9%	18.2%	20.6%	15.8%	13.8%
Dividends(4) to ordinary shareholders as a percentage of operating profit after income tax		63.2%	63.3%	51.2%	60.8%	68.2%
Average shareholders' equity(1)(5) as a percentage of average total assets		5.3%	6.8%	5.4%	5.6%	5.5%

(1)
Excludes outside equity interest

(2)
Our balance sheet shows loans and advances net of the specific and general allowances. For ease of presentation the gross amount is shown here

(3)
Excludes dividends taken under the bonus option plan

(4)
Deductions represent our investment in life insurance, funds management, securitization activities and other banks of $1,703 million (2001: $604 million, 2000: $787 million, 1999: $584 million, 1998: $305 million)

(5)
Excludes preference shares

	Years ended September 30
	2002	2002	2001	2000	1999	1998
	US$M	$M	$M	$M	$M	$M
Summary of credit quality data
Gross non-accrual loans(1)
Subject to specific allowance for loan losses	582	1,072	940	1,046	1,288	1,414
Without specific allowance for loan losses	71	131	320	345	255	248

Total non-accrual loans	653	1,203	1,260	1,391	1,543	1,662

Allowance for loan losses
Specific allowance (loans)	312	575	490	692	886	762
Specific allowance (off-balance sheet commitments)	5	10	10	17	21	57
General allowance	812	1,496	1,386	1,373	1,395	1,401

Total allowance	1,129	2,081	1,886	2,082	2,302	2,220

Gross loans, advances and acceptances(2)
Gross loans and advances(2, 3)	72,825	134,141	125,543	118,397	106,365	96,677
Acceptances	7,490	13,796	14,324	15,482	14,858	15,648

Total gross loans, advances and acceptances	80,315	147,937	139,867	133,879	121,223	112,325

Gross non-accrual loans as a percentage of gross loans and advances		0.9%	1.0%	1.2%	1.4%	1.7%
Gross non-accrual loans as a percentage of gross loans, advances and acceptances		0.8%	0.9%	1.0%	1.3%	1.5%
Specific allowance for loan losses as a percentage of gross non-accrual loans(1):
Subject to allowance		53.6%	52.1%	66.2%	68.8%	53.9%
Total non-accrual loans		47.8%	38.9%	49.7%	57.4%	45.8%
Total allowance for loan losses as a percentage of:
Gross loans and advances(2)		1.6%	1.5%	1.8%	2.2%	2.3%
Gross loans, advances and acceptances(2)		1.4%	1.3%	1.6%	1.9%	2.0%
Risk weighted assets		1.5%	1.4%	1.6%	2.0%	1.9%

(1)
Excludes off-balance sheet commitments that have been classified as unproductive of $44 million (2001: $31 million, 2000: $56 million, 1999: $70 million, 1998: $47 million) net of an allowance of $10 million (2001: $10 million, 2000: $17 million, 1999: $21 million, 1998: $57 million)

(2)
Net of unearned income

(3)
Our balance sheet shows loans and advances net of the specific and general allowances. For ease of presentation the gross amount is shown here

Summary of Material Risk Factors

        Our business activities are subject to risk factors that can impact our future performance. Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions but some are outside our control and cannot be mitigated.

        Major risk factors for ANZ are discussed in detail throughout the Financial Review section of this document and in a number of sections of the Financial Report.

        In summary, the material risk factors which may impact ANZ include:

  •
  Dependence on the Australian and New Zealand Economies

        Our earnings are dependent on the level of banking and finance and financial services required by our customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy and market interest rates at the time. As we currently conduct the majority of our business in Australia and New Zealand, our performance is influenced by the level and cyclical nature of business activity in Australia and New Zealand, which, in turn is impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the Australian and New Zealand economies will not have a material effect on our future results. Our future performance can also be affected by the economic conditions of other regions where we conduct our operations.

  •
  Credit Risk

        Credit risk arises from potential financial loss resulting from the failure of a counter party to honour fully the terms of a loan or contract. General economic or business conditions, either internationally or in the states or regions in which ANZ does business, may be less favourable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit.

        Two areas that emerged as credit quality problems during 2002, were the US power industry and the Global telecommunications industry.

        Recently, the US power industry has undergone some specific sectoral stress following market deregulation and ensuing expansions. In this regard, ANZ has been adversely affected by a small number of single name exposures (most notably Enron).

        Many foreign Telecommunications companies have been exposed to high levels of debt in creating what now amounts to industry overcapacity. In this regard, ANZ has been adversely affected by its exposures to Marconi and one other customer (refer page 68).

  •
  Liquidity Risk

        Liquidity risk is the potential financial loss resulting from not having sufficient funds available at all times to meet maturing obligations as they fall due (see page 118 of the Financial Review).

  •
  Market Risk

        We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our overall balance sheet. In our financial markets trading businesses, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, and commodity and equity prices (see page 117 of the Financial Review and page 52 of the Financial Report).

  •
  Operating Risk

        As a financial services organization we are exposed to a variety of other risks including those arising from process error, fraud, systems failure, security and physical protection, customer services, staff skills and performance, and product development and maintenance.

        ANZ has a policy that decrees that every discrete business unit and off shore point will have a fully documented, fully rehearsed Business Continuity Plan that will be invoked when required. Items covered in each plan include denial of building access, (due to fire, bomb, flood, contamination etc) loss of utilities, personnel, critical suppliers, and civil disturbance. Operational business units are expected to have an alternate site identified in order to provide a minimum level of service for all critical business functions should a building become uninhabitable for any reason and are expected to exercise the plans at a minimum every six months.

        In addition, ANZ has a Crisis Management capability that can be invoked at any time. The Crisis Management team will be convened when an event is deemed to be serious enough to warrant leadership and management by the most senior executives in the organization. Examples include acts of terrorism, kidnap and ransom, a run on the bank, or any incident that is likely to seriously affect ANZ's reputation. The crisis management team is available 24 hours a day, 7 days a week and, executive movements are tracked to ensure contact can be made should a meeting be called. The Crisis Management team is required to exercise every 18 months.

  •
  Country Risk

        We are exposed to country risk as a consequence of our lending activities with corporations, banks and governments located outside of Australia. There is potential for financial losses where the borrower may not be able to secure foreign exchange to service the debt, or does not have the ability or willingness to repay. A country's macro-economic and structural risk profile and its impact on the cost of servicing debt also forms part of the risk which we are exposed to. The main countries and regions we operate in are Australia, New Zealand, United Kingdom, United States, Asia and the Pacific.

  •
  Change in the Regulatory Environment

        Legislative or regulatory changes may adversely affect the businesses in which ANZ is engaged (see page 17 of the Company Profile).

  •
  Competitive Environment in which we Operate

        We face strong competition in all our key areas of business. Competitors of ANZ may develop products and services that enable those competitors to compete more successfully than ANZ (see page 23 of the Company Profile).

  •
  Changes in Tax Regimes

        Changes in tax legislation, and taxation reform, may adversely affect profitability and the businesses in which ANZ is engaged.

Item 5:    Operating and Financial Review and Prospects

Results for 2002, 2001 and 2000

        The following discussion is based on the Financial Statements and accompanying notes as prepared under Australian GAAP and set out on pages 2 to 105 and pages 108 to 119 of the Financial Report. Note 55 to the Financial Report discusses the differences between Australian GAAP and US GAAP, and their impact on the net profit, shareholders' equity and total assets.

        The analysis that follows discusses results after income tax unless otherwise stated. In prior periods, abnormal items were reported separately, and the analysis discusses results after income tax and abnormal items. Since 2000, under Australian GAAP, abnormal items are not allowed to be disclosed separately. In past years abnormal items were defined as items of revenue or expense which, although attributable to the ordinary operations of the business entity, were considered to be abnormal by reason of their size and/or effect on the results of the business entity for the period.

Overview

        We consider that many factors may affect our financial condition and results of operations. The following factors are of particular importance.

        The state of the economies in the countries in which we operate, in particular Australia and New Zealand, influences our profitability. Such factors as the level of economic growth, unemployment levels and the state of consumer confidence all have a bearing upon our profitability.

        Our profitability is influenced by the level of interest rates and by fluctuations in rates. Net interest income is a function of the earning rate on lending and investing and the cost of borrowed funds. The extent to which lending and funding are not matched, particularly with regard to repricing profiles, can also impact our interest earnings.

        In 2002, 28% (2001: 30%) of our gross revenue was derived from countries outside Australia. Movements in foreign currencies against the Australian dollar will therefore affect our earnings through the restatement of overseas profits to Australian dollars.

        We face substantial competition in all our markets, particularly Australia and New Zealand. Competition affects our profitability in terms of reduced interest rate spreads and the volume of new lending. See "Information on the Company—Competition" (see page 23).

        Our operations are impacted by government actions such as exchange controls, and changes to taxation and government regulations in the countries in which we operate. Our operations in most countries depend on the continuing availability of banking licenses issued by applicable governments. In Australia, in addition to the competition rules overseen by the Australian Competition and Consumer Commission (ACCC), there is a prohibition of merger between any of the four major banks in Australia by the Commonwealth Government of Australia. There is no change anticipated to this prohibition in the near term.

        Finally, our operations are also constrained by community pressures, most notably in Australia, in keeping fee income, interest rate increases and branch rationalization to acceptable levels.

Changes in Accounting Policy

        There have been no significant changes in accounting policy.

Operating Results

        Our results for the past three years are summarized below and are discussed under the headings of "Analysis of major income and expense items", "Results by line of business", and "Results by region", which follow.

	2002	2001	2000
	$M	$M	$M
Years ended September 30
Australian GAAP
Net interest income	4,018	3,833	3,801
Allowance for loan losses[1]	(860)	(531)	(502)

Net interest income after allowance for loan losses	3,158	3,302	3,299
Non-interest income	2,970	2,573	2,583

Net operating income	6,128	5,875	5,882
Other operating expenses	(2,905)	(3,092)	(3,314)

Operating profit before income tax and abnormal items	3,223	2,783	2,568
Income tax expense before abnormal items	(898)	(911)	(863)

Operating profit after income tax and before abnormal items	2,325	1,872	1,705
Outside equity interest	(3)	(2)	(2)

Operating profit after income tax before abnormal items	2,322	1,870	1,703

Abnormal profit	—	—	221
Abnormal income tax expense	—	—	(177)

Net abnormal profit	—	—	44

Operating profit after income tax	2,322	1,870	1,747

US GAAP
Operating profit attributable to ANZ shareholders	2,097	1,796	1,940

1
The allowance for loan loss charge for the years ended September 30, 2002, 2001 and 2000 represents the economic loss provision charge

Analysis of Significant Items

        The table below analyzes the impact of the significant items on the Operating Results (refer page 32 for discussion).

	2002	2001	Movt Sep 02 v. Sep 01
	$M	$M	%
Profit excluding profit after tax from sale of businesses to joint venture, NHB recovery and additional general provision for doubtful debts	2,168	1,870	16%
Additional general provision for doubtful debts after tax	(175)	—	n/a
Recovery from NHB litigation after tax	159	—	n/a
Profit from sale of businesses to ING joint venture after tax	170	—	n/a

Net profit attributable to members of of the company	2,322	1,870	24%

        Australia and New Zealand Banking Group Limited recorded a profit after tax of $2,322 million for the year ended 30 September 2002, an increase of 24% over the September 2001 year. Earnings per ordinary share were 25% higher at 147.3 cents, and return on ordinary shareholders' equity was up from 20.2% to 23.2%.

Net profit and loss

        Net profit after tax in 2002 was impacted by three significant items:

  •
  In January 2002, the Group settled its long standing litigation with National Housing Bank in India (NHB). This resulted in the recovery of $248 million ($159 million after tax), from the net amount of $575 million, which had been provided when the Group sold Grindlays to Standard Chartered Bank.

  •
  In March 2002, following an assessment of the general provision balance, an additional allowance for loan losses of $250 million ($175 million after tax) was charged in order to restore the provision balance to an appropriate level in the current environment of unexpected investment grade defaults.

  •
  In April 2002, certain life and general insurance and funds management businesses were sold to a joint venture with ING Group, and a 49% interest in the joint venture was acquired. A profit after tax of $170 million arose on sale of the businesses.

        Profit after tax for the year excluding these items was $2,168 million, an increase of 16% over the September 2001 year. Adjusting for the 4% reduction in the Australian corporate tax rate, profit after tax increased by 11%. Key influences on the operating result for the year were:

  •
  Growth of 5% in net interest income. Changes in the funding mix (deposits grew by $4 billion in the Personal businesses, and by $4 billion in the Corporate businesses) assisted this growth. Net lending assets grew by $7.5 billion overall, with growth of $8.9 billion in Mortgages offset by a $2.7 billion decline in Corporate and Investment bank lending assets.

  •
  A 9% increase in other operating income. Lending fees grew by 11%, principally from an increased range of specialist services in Corporate businesses. Non-lending fees grew principally from higher transaction volumes in Consumer Finance.

  •
  Expenses increased by 2% (3% excluding the affect of the ING Australia Limited joint venture). Personnel numbers were held steady. Increases in computer expenses were primarily driven by increased software amortization.

  •
  The Allowance for Loan Loss charge increased by 15%. While the Allowance for Loan Losses charge to operating segments was relatively stable, additional charges were taken to reflect higher levels of default in our UK and US portfolios. The recent collapses of previously investment grade corporates, and the uncertain economic outlook, have influenced the level of provisioning.

Risk

        The total group Allowance for Loan Loss charge, totalled $860 million (2001: $531 million). This includes $610 million in the normal course of business and an additional $250 million recognizing the continuing uncertainty in the international economic outlook.

        An enhanced methodology implemented in 2002 has enhanced our measurement of corporate credit risk, and allowed more accurate risk assessment in the Consumer Finance portfolios (see page 64).

        The Allowance for Loan Loss charge to operating segments remained stable at $538 million in the year to September 2002. Allowance of Loan Loss reduced slightly in the Personal portfolios, offset by an increase for the offshore investment banking portfolio. An additional charge of $72 million (5 basis points) was taken to recognize the continued uncertainty in the international economic outlook, and is based on moving the credit profile of the offshore structured finance portfolio down one grade on the internal rating scale (equivalent to increasing the expected default percentages by approximately 150%) to reflect the higher incidence of downgrade and default evident in the portfolio. A significant decrease in our Allowance for Loan Loss charge is not expected until there is evidence that the level of unexpected losses have reduced. Excluding the $250 million additional provision, the average Allowance for Loan Loss rate increased over the year to 43 basis points compared to 38 basis points for the September 2001 year.

        Net specific provisions were $728 million, up from $520 million in the September 2001 year. A small number of large single name losses in the United Kingdom and Americas portfolios caused the increase with provisions in the Australia and New Zealand portfolios falling by 30% or $153 million over the year. Provisions on formerly investment grade names dominated the total net specific allowances including Marconi and Enron, which alone accounted for 43% of the total net specific allowances (64% of Corporate businesses net specific provisions).

        Net non-accrual loans were $628 million at September 2002 compared with $770 million at September 2001 with new non-accruals principally from former investment grade names in the UK and US. The Allowance for Loan Loss balance at 30 September 2002 was $1,496 million (1.06% of risk weighted assets), compared with $1,386 million (1.00% of risk weighted assets) at 30 September 2001.

ANZ Exposure to Enron

        During the year end September 30, 2002, ANZ advised the market that it has direct unsecured credit exposures to Enron Corporation Group of approximately US$69 million. In addition, ANZ had indirect or contingent exposures of approximately US$51 million primarily associated with stand-alone power projects. At the time, we highlighted that we were cautious about the credit outlook at this point in the credit cycle. We currently have a $170 million specific provision against Enron. As at November 30, 2002, our exposure to Enron was US$54 million. The difference between the amount originally advised to the market and the current exposure is largely due to write-offs with some asset realizations.

ANZ Exposure to Marconi

        On July 24, 2002, ANZ advised the market that it has credit exposures to Marconi PLC of approximately US$131 million. Marconi PLC, formerly GEC, is a global provider of telecommunications equipment and solutions. Marconi is headquartered in London and has been an ANZ customer since 1947. At the time, we commented: "Marconi was investment grade just over 12 months ago but it has been severely impacted by the downturn in the telecommunications sector. In recent years, however, ANZ has substantially reduced its exposure to Marconi. ANZ's lending to the telecommunications sector represents approximately 2% of total lending assets". ANZ remains strongly provisioned with a $143 million specific provision. As at November 30, 2002, ANZ's exposure to Marconi remains largely unchanged to the amount initially advised to the market.

Equity instruments issued to employees

        Under current Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed. The Group does not presently expense shares issued to employees under the $1,000 scheme, nor options issued to employees (refer page 102).

September 2002 half year

        Profit after tax for the September half year, excluding the profit on sale of businesses to the joint venture, was $1,102 million. This was 3% higher than the March half year, excluding the NHB recovery and the special provision for doubtful debts. Excluding amortization of notional goodwill on the INGA joint venture, "cash earnings" (net profit after tax less significant items less goodwill for joint venture amortized) increased 5% demonstrating continued earnings momentum.

Capital Management

        The Group's Tier 1 ratio increased in the half to 7.9%. The total capital adequacy ratio remains strong at 9.5%, with a small reduction in the Tier 2 ratio and an increase in deductions.

        Following the establishment of the joint venture with ING Group, our principal focus is Adjusted Common Equity, defined as the Tier 1 capital, less preference shares and deductions of investments in funds management from total capital. Over the September 2002 half, Adjusted Common Equity decreased from 6.3% to 5.7% of risk weighted assets, however remains at the top of our target range of 5.25% to 5.75%.

        The Group is managed to maximize value for our shareholders. One measure of shareholder value is EVA™ (Economic Value Added) growth relative to prior periods. EVA™ for the year ended 30 September 2002 was $1,475 million, up from $1,275 million for the year ended 30 September 2001. EVA™ for the September 2002 half was $757 million, compared with $718 million for the March 2002 half.

        EVA™ is a measure of risk adjusted accounting profit. It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits and economic credit costs. Of these, the major component is the cost of capital, which is calculated at a rate of 11%.

        At ANZ, economic capital is the equity allocated according to a business unit's inherent risk profile. It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk. The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies throughout the Group.

        EVA™ is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages. Business unit results are equity standardized, by eliminating the impact of earnings on each business unit's book capital and attributing earnings on the business unit's risk adjusted or economic capital.

Major Projects

        Major projects being undertaken across the Group are designed to streamline our processes and to improve our interaction with customers. Our programs leverage the value of technology to create better ways to work and to serve our customers. During 2002, the Group:

  •
  Implemented a new general ledger across Australia and New Zealand, as part of the Common Administrative System (CAS). The final part of CAS, payroll services, is planned to roll out in Australia and New Zealand during the next six months. Accounts payable, procurement, fixed assets management and human resources management are already operating on CAS.

  •
  Completed the implementation of the new back office processing system for cards, VisionPlus. This system provides increased flexibility to develop and implement new products.

  •
  Development of the new technology system for our branch network, including a branch sales platform, continued. This project will improve our general banking processes, and will better support our front line staff and our Restoring Customer Faith program.

  •
  The Payments Transformation Project will simplify the payments architecture of ANZ by replacing a range of existing payments processing applications and functions with a single integrated vendor solution.

  •
  Our Restoring Customer Faith program is an initiative designed to radically transform our approach to the business of branch banking. The program aims to enable a customer-centric ownership culture that drives the transformation of the branch network. The model is initially being implemented in Victoria, New South Wales and New Zealand. The organizational model empowers our frontline staff, cuts bureaucracy and builds customer and staff advocacy.

  •
  Completed the replacement of merchant EFTPOS terminals for the new smart-chip enabled credit cards.

  •
  Restructured the Telstra and Qantas Visa credit card loyalty structure and administration.

  •
  Progressed the upgrade of all PC hardware to Windows 2000 compatible hardware to enhance security and enable centralized and standardized management.

        Approximately one-third of the restructuring provision created in 2000 ($361 million) has been used for redundancies and the balance for surplus lease space, EDP hardware write offs (Windows 2000 and EFTPOS terminals), payout costs, write off on fittings on refurbishment and restructuring program costs. Benefits from these programs are estimated to be two-thirds costs and one-third revenue enhancement and the efficiencies from these programs have contributed to ANZ's leading cost income ratio.

        The Group has capitalized the development of software for major projects. As at 30 September, 2002, the balance of software capitalized was $419 million ($303 million at September 2001). Software is amortized over 3 to 5 years, commencing on the date of implementation (the only exception is the branch network platform, which is amortized over 7 years). The software amortization charge for 2002 was $53 million and is expected to approach $90 million for 2003. The build up in capitalized projects has been at a time when the Group has had an unusually high number of long term infrastructure projects.

Our Strategic Direction

ANZ—a different bank

        Our specialization strategy is distinctive. The 2002 performance reinforces the benefits of our distinctive strategy and our increasing reputation for execution.

        This capacity reflects the changes we have made in recent years to reduce risk, to achieve global industry-leading productivity, to build a balanced and sustainable business mix and to evolve a high performance culture.

        Our specialized businesses continue to produce good results with 14 out of 16 increasing their profits during the year. The new joint venture with ING has maintained its relative market ranking in gross and net retail inflows, however funds under management has been adversely impacted both by market performance and slowing in the absolute level of net and gross inflows. Integration is on track.

        During the year, many banks around the world suffered as a result of corporate failures. ANZ was impacted by losses from Enron and Marconi, which were disappointing, but we were able to absorb them. We have reduced the likelihood of similar losses re-occurring, by reducing the scope of our international corporate and investment banking activities and cutting individual customer concentration limits.

Moving from "perform" to "perform and grow"

        Our vision is to generate sustainable returns and growth at low risk. Over the last five years we have made considerable progress in reshaping the organization to this end.

        In the years ahead, our challenge is to maintain good financial performance at low-risk, and to grow our revenue and customer base. To achieve this we need to establish stronger relative positions in our core businesses in Australia and New Zealand, and selectively overseas. We are currently well positioned in our Corporate, Institutional and Investment Banking businesses, and in Consumer Finance and Asset Finance. Going forward we need to develop similar relative strengths in Personal Banking, Mortgages, Small to Medium Business, and in Wealth Management.

        Internationally we will continue to seek opportunities to expand our franchise in the Pacific. In Asia we will consider opportunities to establish more modest, lower risk growth options, principally in consumer banking for longer-term growth.

        These initiatives will require us to continue to grow our expenses and invest in future growth, while maintaining acceptable earnings performance.

Staff satisfaction and culture have improved dramatically

        The investment we have made in our people and culture has resulted in staff satisfaction rising by 16% in 2002, the largest annual increase we have experienced. 78% of staff are now satisfied with ANZ, compared with around 50% five years ago. Over 80% of staff completed the survey, again the highest ever. During the year, 4,200 of our people participated in "Breakout", our cultural transformation program, and we expect 6,000 will participate in 2003.

        We are also experiencing a dramatic improvement in new people looking for a career with ANZ. Last year, we had around 3,000 applicants for our graduate recruitment program. This year it was around 11,000.

Earning the trust of our customers and the community

        The strength of our relationships with corporations is generally recognized, but it is very clear that we need to do more to improve relationships with personal customers, small to medium businesses, and with the wider community.

        In 2002 we launched "Restoring Customer Faith" in Victoria and New Zealand. This program decentralizes our consumer banking business into small, community-based businesses, each with a local CEO. We launched simpler, lower-cost transaction accounts for our personal customers. Initial results are very encouraging and we have seen a rise in new customers and a fall in customer turnover. Customer satisfaction and retention in the pilot programs rose, as did staff satisfaction, and there are early signs of significant improvement in financial performance in the pilot areas.

        We have also appointed a senior Customer Advocate as part of the Office of the Chief Executive. We updated our Customer Charter, with ten charter promises for our customers and for the second year we will also publish the customer satisfaction ratings for our businesses.

        Increasingly, our people are engaged through volunteering leave and support from the ANZ Community Fund. These actions that we are taking in the communities in which we operate are gradually improving the image of ANZ in the wider community.

We have maintained high governance standards.

        2002 has been a year of increased focus on the integrity and governance of corporations. During the year, the Board undertook a review of governance procedures and strengthened ANZ's governance process, disclosure levels and transparency. These included a new policy covering ANZ's relationship with its external auditor and new reporting arrangements for the company's internal audit function that sees it report directly to the Board Audit Committee.

        This year has also seen a desire that options should be expensed. For the first time, we have calculated the impact that this would have on our 2002 results (decrease Net Profit After Tax by $44 million and a decrease in EPS of 2.9 cents). It is our aim to treat options as an expense in the year they are granted (based on fair values estimated at a grant date using a modified Black-Scholes model and the value of options amortized over vesting periods), once we have an approved accounting standard together with government clarification that the taxation treatment will be neutral. The current treatment involving the nonrecognition of these amounts is consistent with A GAAP.

        We are equally conscious of the debate on the use of options as part of senior executive remuneration. We have decided that options have a legitimate place in executive compensation, provided the value allocated is reasonable, the value is disclosed, and their nature is aligned with the interests of shareholders.

        During 2002, we restructured the long-term incentive scheme for senior executives to be more in line with shareholder sentiment and interests. We reduced the value of options granted and increased the use of deferred stock. The use of traditional options where senior executives could benefit from a general rise in bank stock prices was disbanded. In its place we will use a new type of option for senior executives which links the exercise price to movements in the S&P/ASX 200 Banks Accumulation Index excluding ANZ. This ensures executives are only rewarded when ANZ out-performs its peers and the reward is only the value of the out-performance.

Outlook

        Over the last five years, Australian banks have experienced one of the best periods in their history, with strong growth in profits and in shareholder value. During that period ANZ achieved earnings growth of 13% per annum, significantly exceeding our 10% target.

        Looking forward to the next three years, we believe the opportunities for ANZ remain good, but the more subdued global situation and consumer outlook are unlikely to create the environment to allow the past five years performance to be repeated.

        The global economic situation is likely to remain weak, exacerbated by increased security concerns, but for us we expect international credit losses to be at lower levels than last year. The Australian and New Zealand economies, are likely to be more robust than other developed economies although we see a softening in current high levels of consumer credit growth, together with a modest upswing in credit costs from their current cyclical lows.

        For credit cards, higher loyalty program costs and, from 2004, substantially lower interchange fees will subdue returns. An expected slowing in the rate of growth in mortgages should partly be off-set by the strength of ANZ's position in the third party mortgage market. The outlook for the wealth management sector is not as strong as in recent years.

        However, business investment is expected to rebound from its current low level, and ANZ is likely to benefit from a higher than industry weighting in Corporate and Institutional banking. We also intend to maintain our commitment to productivity improvement, risk reduction and capital management.

        We are likely to consider revising upwards our dividend payout ratio.

        We have announced for 2003, that our internal forecasts were below our target. Our first two months were weak, falling short of target. We have taken action to improve performance over the remaining months of the year. Given this our 10% earnings per share target is now more stretching.

        There were some system outages during November and December, following the implementation of significant changes to operating systems. This caused some temporary disruption to customer transactions, and also some issues with internal suspense accounts. These issues were largely cleared by the date of signing.

        The relatively favourable conditions offered by our domestic environment, together with the foundation we have established gives us confidence that ANZ will continue to prosper and create value for all stakeholders in the coming years.

Analysis of Major Income and Expense Items

Net interest income

        The following table analyzes net interest income, interest spread and net interest average margin for Australia, New Zealand and overseas markets. Interest income figures included as part of spread and margin calculations are presented on a tax-equivalent basis.

	Years ended September 30
	2002	2001	2000
	$M	$M	$M
Interest income	9,037	10,251	10,241
Interest expense	(5,019)	(6,418)	(6,440)

Net interest income	4,018	3,833	3,801

Average interest earning assets	145,920	139,301	133,158
Australia
Gross interest spread adjusted to include interest forgone	2.44	2.35	2.35
Interest forgone on impaired assets(1)	(0.04)	(0.03)	(0.03)

Net interest spread(2)	2.40	2.32	2.32
Interest attributable to net non-interest bearing items	0.51	0.64	0.63

Net interest average margin(3)—Australia	2.91	2.96	2.95
New Zealand
Gross interest spread adjusted to include interest forgone	2.34	2.13	2.37
Interest forgone on impaired assets(1)	—	(0.03)	(0.02)

Net interest spread(2)	2.34	2.10	2.35
Interest attributable to net non-interest bearing items	0.48	0.54	0.28

Net interest average margin(3)—New Zealand	2.82	2.64	2.63
Overseas markets
Gross interest spread adjusted to include interest forgone	1.20	0.92	1.61
Interest forgone on impaired assets(1)	(0.05)	(0.16)	(0.18)

Net interest spread(2)	1.15	0.76	1.43
Interest attributable to net non-interest bearing items	0.25	0.55	0.63

Net interest average margin(3)—Overseas markets	1.40	1.31	2.06
Group
Gross interest spread adjusted to include interest forgone	2.31	2.15	2.30
Interest forgone on impaired assets(1)	(0.04)	(0.06)	(0.07)

Net interest spread(2)	2.27	2.09	2.23
Interest attributable to net non-interest bearing items	0.50	0.68	0.64

Net interest average margin(3)—Group	2.77	2.77	2.87

(1)
Refer Note 15 to the Financial Report

(2)
Average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities

(3)
Net interest income as a percentage of average interest earning assets

	Years ended September 30
	2002	2001	2000
Average rates
Average Australian reference lending rate charged by ANZ	8.3%	9.3%	8.8%
Average Australian variable housing loan rate charged by ANZ	6.3%	7.4%	7.4%
Average Australian 90 day fixed term deposit rate(1)	3.1%	3.6%	4.0%
US average prime rate(2)	4.9%	8.1%	8.9%

(1)
Source: Reserve Bank of Australia

(2)
Source: "Economic Indicators" prepared by the Council of Economic Advisors

2002

        Net interest income increased 5% (or $185 million) over the year to $4,018 million. Gross spread increased in all geographic regions due largely to:

  •
  improved margins in most asset based businesses;

  •
  consumer-driven business such as Personal Banking and Small to Medium Business experienced strong deposit volume and margin growth on the back of the impact of marketing initiatives, and competitive pricing of products; and

  •
  strong asset and liability management earnings.

        Interest forgone on impaired assets reduced with cash interest receipts continuing from the majority of the large overseas corporate non-accrual loans, and the overall reduction in the Asian non-accrual loan portfolio.

        The interest benefit from non-interest bearing items reduced. This was driven by the combined affects of a decline in interest rates across this year, and a reduction in the volume of net non-interest bearing items.

2001

        Net interest income increased 1% compared to the September 2000 year end result.

        The Group's achievement of consistent interest margin for the full year in a falling interest rate environment is due to the positive influence of:

  •
  steady growth in retail lending activities, with improved margins in our Cards business further boosted by an increasing number of clients selecting the interest only payment option;

  •
  re-pricing for risk of Corporate and Institutional banking products;

  •
  increase in deposit volumes as customers look for quality and guaranteed returns due to uncertainties in other markets;

  •
  market anticipation of rate cuts causing wholesale rates to fall ahead of customer rates; and

  •
  the Group's ability to take advantage of more efficient funding mechanisms in the current market environment.

        Offset by:

  •
  continuing reassessment of lending policies, leading to overall reductions in high yielding, higher risk assets;

  •
  the sale of high margin Grindlays businesses in July 2000;

  •
  margin contraction in the Mortgage portfolio partially tempered by the positive influence of the product mix change between variable and fixed rate mortgages; and

  •
  lower return on non-interest bearing items in a lower rate environment despite reduced non-interest bearing assets.

Non Interest Income

	Years ended September 30
	2002	2001	2000(1)
	$M	$M	$M
Fee income
Lending	876	787	727
Other	1,196	1,105	1,133

Total fee income	2,072	1,892	1,860

Foreign exchange earnings	365	348	342
Profit on trading instruments	59	63	87
Other income	474	270	294

Non-interest income	2,970	2,573	2,583

(1)
Excludes abnormal items

Non Interest Income

        The growth in non interest income in 2002 of $397 million reflects the Group's commitment to reduce reliance on net interest income, diversify income streams and growing the business. The increase includes a $174 million net profit before tax from sale of business to the ING joint venture. There was a $180 million increase in fee income,as well as a $54 million increase in equity accounted income from associates and a $45 million increase from the hedge of TrUEPrS cash flows. There was a $91 million reduction in life insurance margin on services operating income due to the sale of the life business to the joint venture with ING. The 2001 result included a $84 million writedown of equity investments as well as a $99 million profit on sale of a strategic investment which were not repeated in 2002.

Fee Income

2002

        Total fee income of $2,072 increased $180 million, 10% higher than September 2001. Key drivers included:

  •
  increased fee income from lending transactions in Global Institutional Banking and an increase in Personal Banking Australia mainly driven by growth in honour fees.

  •
  increased non-lending fees largely as a result of higher cards transaction volumes. There was also an increase in non-lending fees in Global Structured Finance.

2001

        Total fee income was $1,892 million, 2% higher than September 2000. Key drivers included:

  •
  lending fee income due to increased focus on fee income from lending based products within Institutional Banking and Global Structured Finance and an increase in lending activities coupled with the introduction of a new transactional fee structure within Personal; and

  •
  non-lending fees, reflecting growth in Personal particularly in risk product sales, strong growth in Global Structured Finance particularly in leasing and tax based finance products,and increased fee income from corporate and project finance products in Asia.

        This was offset by the loss of fee income streams (2000: $111 million) with the sale of Grindlays businesses in July 2000.

Foreign Exchange Earnings

        Our foreign exchange earnings relate to customer-related and trading activities in currencies.

2002

        Foreign Exchange income increased by $17 million, 5% higher than September 2001. Foreign exchange earnings are derived from customer trades, and increases in periods of volatility. This volatility has lead to an increase in foreign exchange earnings in Asia/Pacific Personal Banking.

2001

        Foreign exchange income increased slightly over 2000. Foreign exchange earnings are derived from customer trades, and increase in periods of volatility. The 2001 amount reflects strong earnings across the range of foreign exchange products on offer.

Profit and Loss on Trading Instruments

2002

        Profit from trading instruments decreased by $4 million to $59 million, (6% lower than September 2001). Increases in profitability in Global Capital Markets ($23 million increase) have been offset by reductions in Global Foreign Exchange ($33 million decrease). Movements have been due to changes in mix between the trading portfolio and net interest earning assets.

2001

        Profit from trading instruments decreased from September 2000. This decrease directly reflects the impact of the weakening Australia dollar, combined with reduced volatility in the interest rate markets due to market expectations of interest rate cuts and economic uncertainties. Further decrease is attributable to a change in mix between the trading portfolio and net interest earning assets with new products introduced and strict risk management guidelines imposed. The sale of Grindlays businesses in July 2000 also reduced this income source (2000: $5 million).

Other Income

2002

        Other income increased by $204 million to $474 million, 76% higher than September 2001.

        The 2002 result includes a $174 million net profit before tax from sale of business to the ING joint venture. This was offset by a $91 million reduction in life insurance margin on services operating income due to the sale of the life insurance business to the ING joint venture. The 2002 result also reflects an improved result from equity accounted associated entities ($54 million) and increased income from the hedge of TrUEPrS preference share dividend payments ($45 million).

2001

        Other income (excluding abnormal items from 2000) decreased by $24 million compared with 2000.

        Increases in life insurance margin on services operating income ($15 million) and profit on sale of investment in St George Bank ($99 million), were more than offset by writedowns of investments in Panin Bank ($43 million), E*Trade ($21 million) and other equity investments ($20 million), share of associate company losses ($25 million), decrease in other income ($16 million) and profit on sale of premises ($3 million).

        The sale of Grindlays businesses in July 2000 also reduced our other income sources (2000: $37 million).

Non-Interest Expenses

	Years ended September 30
	2002	2001	2000(1)
	$M	$M	$M
Personnel expenses	1,714	1,675	1,758
Premises expenses	299	285	294
Computer expenses	424	364	343
Other expenses	653	682	812
Restructuring	63	86	107
Recovery from NHB litigation(2)	(248)	—	—

Non-interest expenses	2,905	3,092	3,314

(1)
Excludes abnormal items

(2)
Part of the Provisions raised on sale of Grindlays and associated businesses, which were reported as an abnormal expense in 2000 (refer page 31).

        Operating expenses excluding the NHB recovery ($248 million) increased by $61 million, 2% higher than the year ended September 2001. Operating expenses were well contained and has reflected our cost management and restructuring initiatives resulting in a cost to income ratio of 46% in 2002.

Personnel Expenses

2002

        Personnel costs increased $39 million, 2% over the year ended September 2001. This increase reflects performance related bonuses and salary increases with staff numbers remaining steady.

        There has been increased use of temporary staff in 2002 (up $9 million) due to the need to service higher volumes (particularly in consumer finance). There was a $9 million increase in profit share/incentives due to the strong performance of the Group.

2001

        Personnel costs decreased slightly over 2000 reflecting a 3% reduction in staff numbers and the exiting of Grindlays businesses in July 2000. This was offset by Enterprise Bargaining Agreement, Consumer Price Index and performance related salary increases.

        Training costs increased reflecting the Group's commitment to provide employees with a range of opportunities to develop their skill base.

Premises Expenses

2002

        Premises costs increased $14 million, 5% over September 2001 reflecting higher rent charges. There was also a net increase in utilities and other outgoings. This was attributable to increases in: Fuel, light and power up $2 million, Security up $1 million and land tax increasing by $1 million. This has been offset by a $2 million decrease in rates.

2001

        Premises costs decreased slightly over 2000 as the Group continued to review its property requirements, to sell and lease back branches, and to exit surplus premises. The sale of Grindlays businesses in July 2000 also contributed to the reduction in costs. The introduction of GST on July 1, 2000 has increased the Group's rental costs on leased properties.

Computer Expenses

2002

        Computer expenses increased $60 million, 16% compared to 2001 due to increased software purchases and software amortization. Increased data communications costs were offset by lower expenditure on computer contractors.

2001

        Computer costs increased over 2000 reflecting the continued investment in technology. Specialist contractors, the impact of GST, software licence renewals, higher depreciation and software amortization charges all contributed to the increase.

Other Expenses

2002

        Other expenses decreased $29 million, 4% when compared to September 2001 mainly reflecting reductions from purchasing initiatives particularly regarding telephone expenditure and advertising and public relations, lower use of consultants as well as lower depreciation of furniture and equipment. These reductions were offset by increases in non-lending losses, postage, freight and amortization of goodwill.

2001

        Other expenses decreased by $130 million (16%) from September 2000. Significant falls were seen in non-lending losses, professional fees, stationery and other expenses.

Restructuring Expenses

2002

        Restructuring is an ongoing part of our banking business. We incurred a $63 million restructuring charge during the 2002 year compared with an $86 million charge in 2001. The major areas of restructuring were:streamlining back office processes and developing of a common administrative systems platform encompassing human resources, procurement, accounts payable, fixed assets and general ledger.

2001

        We incurred an $86 million restructuring charge during the 2001 year compared with $107 million (excluding abnormal items) in 2000. The major areas of restructuring were, streamlining back office processes, and outsourcing of trade back office processing, and developing of a common administrative systems platform encompassing human resources, procurement, accounts payable, fixed assets and general ledger.

Abnormal Items

        There were no abnormal items as at September 2002 and September 2001 as under Australian GAAP these items are not allowed. In prior years abnormal items were reported separately.

Pension Payments

        Pension payments are our principal post-retirement benefit. Other post-retirement benefits (which chiefly comprise reduced fees on bank accounts) are not material. Health care is provided to Australian citizens by the government. Accordingly, we do not provide post-retirement health insurance in Australia. Some post-retirement health care is provided in Japan and the United Kingdom, however this amount is not material.

ING Australia Limited(1)

	Years ended September 30
	2002	2001	2000
	$M	$M	$M
Net interest income	(18)	n/a	n/a
Other operating income	7	n/a	n/a

Operating income	(11)	n/a	n/a
Operating expenses	—	n/a	n/a

Profit before income tax	(11)	n/a	n/a
Income tax expense	4	n/a	n/a

Net profit after income tax	(7)	n/a	n/a

(1)
Impact of 5 months of the Joint Venture operation upon ANZ. The businesses sold to the joint venture contributed a $15 million profit prior to their sale.

2002

        In April 2002, certain life and general insurance and funds management businesses were sold to a joint venture with the ING Group, and a 49% interest in the joint venture was acquired. A profit after tax of $170 million arose on sale of the businesses.

        The joint venture is equity accounted, ANZ's share of the equity accounted income for the 5 months ended September 30, 2002, was $20 million, which is then decreased by a $18 million notional goodwill amortization charge. The table above also shows the funding cost ($18 million charge before tax), and the investments earnings on a hedge ($5 million net of tax). Part of ING Australia's capital is invested in equities and fixed interest, and we have hedged our exposure to these earnings.

Non-Accrual Loans

	September 30,
	2002	2001	2000
	$M	$M	$M
Gross non-accrual loans	1,203	1,260	1,391
Subject to specific allowance for loan losses	1,072	940	1,046
Without specific allowance for loan losses	131	320	345

2002

        Gross non-accrual loans decreased to $1,203 million at September 2002 mainly due to a reduction in the Australia and New Zealand portfolios offset by increased non accruals in the Overseas markets. New non-accruals of $1,285 million were booked of which 52% were in Australia and New Zealand and 48% in Overseas Markets, principally in the Americas and United Kingdom.

	Gross Non Accrual Loans by Region September 30,
	2002	2001
	$M	$M
Australia/New Zealand	561	872
US/UK Europe	541	145
Asia	62	147
Other international	39	96

Total	1,203	1,260

        The majority of the new non-accruals in the Overseas markets were due to a small number of accounts in the Americas and the United Kingdom, the most high profile being Enron and Marconi.

	New Non Accrual Loans by Region September 30,
	2002	2001
	$M	$M
Australia/New Zealand	674	1,127
US/UK Europe	587	124
Asia	10	48
Other international	14	58

Total	1,285	1,357

        The Group is well provided with a specific provision coverage ratio of 48%. Net non-accruals are $628 million (September 2001: $770 million) and represents 5.5% of shareholders' equity at September 2002 (September 2001: 7.3%).

2001

        Gross non-accrual loans decreased to $1,260 million from $1,391 million at September 2000 with new non-accruals more than offset by write offs and the sale of non-accrual portfolios. New non-accruals of $1,357 million were booked of which 83% were in Australia and New Zealand and 4% in Asia.

        The Group remains well provided with a specific provision coverage ratio of 38.9%. This is down from September 2000 due to the write off of non-accrual loans. Net non-accruals are $770 million (September 2000: $699 million) and represent 7.3% of shareholders' equity at September 2001. The increase in net non-accruals was driven primarily by Australia due to the downgrade of a small number of high profile customers partially offset by non-accrual debt sales in Personal (mainly in Credit Cards and Personal Loans). Overseas, we also experienced a number of downgrades in the Investment Banking portfolio, however provisions for these are minimal, offset by debt repayments mainly in Asia and the Middle East.

Corporate Risk Profile

        The Group applies a risk rating scale of 0 to 10 to its lending portfolios (risk grades 1 to 8 have + and - modifiers making a total of 27 separate risk grades), based on the probability of default, with risk grades 9 and 10 representing non-accrual loans. Outstandings (as opposed to limits) are documented below as they more closely relate to information disclosed on the balance sheet. Over the year, the quality of the Corporate portfolio has remained relatively stable with a slight deterioration in International being largely offset by improvements in the domestic portfolio. Despite some widely acknowledged, single name exposures (Marconi and Enron), the portfolio remains well diversified and of good quality. The general provision is considered sufficient to insulate against possible future losses inherent in the portfolio.

Corporate Businesses Risk Profile

			Years ended September 30
ANZ
	S&P	Moody's	2002	2001	2000
CCR 1-3	AAA to BBB+	Aaa to Baa1	39.4%	38.3%	38.4%
CCR 4	BBB to BBB-	Baa2 to Baa3	27.3%	27.7%	26.8%
CCR 5	BB+ to BB	Ba1 to Ba2	19.9%	20.1%	19.4%
CCR 6	BB-	Ba3	8.8%	9.0%	11.7%
CCR 7-8	B+ to CCC	B1 to Caa	2.9%	3.4%	2.9%
CCR 9-10	Non Accrual	Non Accrual	1.7%	1.5%	0.8%

Allowance for Loan Losses

        ANZ's methodology for determining the total allowance for loan losses establishes both a specific (allocated) and general (unallocated) component. The allocated allowance represents the results of analysis of individual loans within ANZ's portfolio—specific allowance. The unallocated allowance (general provision for doubtful debt) is established for losses inherent in the portfolio, but yet to be specifically identified. The unallocated allowance is determined through the application of the Allowance for Loan Loss methodology. The unallocated allowance is regularly reviewed to ensure it is adequate, have regard to the loss rate and term of the portfolio. The Allowance for Loan Loss charge represents the expected annual loss on principal inherent in the lending portfolio. Expected loss is determined from analysis of both individual loan and portfolio risk gradings and associated default and loss expectancy rates. Financial and statistical tools are used to assist in the risk rating of much of the Bank's business and consumer borrowers. The Bank's risk rating framework separately identifies probability of default from the loss given default. For individually rated borrowers, the Bank employs a risk rating scale of 0 to 10 (risk grades 1 to 8 have "+"and "-" modifiers making a total of 27 separate risk grades), to determine the probability of default, with ratings 1 through 8 being the productive ratings and, 9 and 10 the non accrual grades. Underlying these ratings are associated default probabilities. To measure security coverage, a seven grade scale is applied, ranging from A through G. Security Indicator A represents more than 130% security coverage, while G is applied to unsecured customer borrowings. Customer's risk ratings and loan facilities are reviewed periodically (typically at least annually) to ensure the risk ratings reflect the credit risk of the customer and the prevailing economic conditions. Similarly, the performance of the risk rating tools used in the credit rating process are reviewed periodically to ensure they remain statistically valid and reflect current loss experiences.

        See Note 1, (vi) and (vii), of the Financial Report for more details.

	Years ended September 30
	2002	2001	2000
	$M	$M	$M
Specific allowance for loan losses
Australia	211	303	260
New Zealand	20	33	26

Principal domestic markets	231	336	286
Overseas markets	354	164	423

Total specific allowance for loan losses	585	500	709

General allowance for loan losses	1,496	1,386	1,373

Total allowance for loan losses	2,081	1,886	2,082

General allowance for loan losses
Balance at start of period	1,386	1,373	1,395
Adjustment for exchange rate fluctuations	(22)	2	(51)
Sale of Grindlays	—	—	(90)
Charge to profit and loss	610	531	502
Significant transaction:
Additional charge to profit and loss	250	—	—
Transfer to specific allowance for loan losses	(788)	(595)	(429)
Recoveries	60	75	46

	1,496	1,386	1,373

Specific allowance for loan losses
Balance at start of period	500	709	907
Adjustment for exchange rate fluctuations	(6)	30	88
Sale of Grindlays	—	—	(176)
Bad debts written off	(697)	(834)	(539)
Transfer from general allowance for loan losses	788	595	429

	585	500	709

Total allowance for loan losses	2,081	1,886	2,082

Allowance movement analysis
New and increased allowance for loan losses
Australia	423	562	319
New Zealand	54	67	52
United Kingdom	214	9	11
United States	185	12	—
Other overseas markets	22	26	166

	898	676	548
Allowance for loan loss releases	(110)	(81)	(119)

	788	595	429
Recoveries of amounts previously written off	(60)	(75)	(46)

Net specific allowance for loan losses	728	520	383
Net credit to general allowance for loan losses	132	11	119

Charge to profit and loss	860	531	502

2002

        The $610 million (2001:$531 million) Allowance for Loan Loss charge was determined under allowance for loan losses principles and represents the expected average annual loss on principal over the economic cycle inherent in the current risk profile of the lending portfolio. In addition to the standard modelled Allowance for Loan Loss charge, a further $72 million has been provided. The charge is based on moving the credit profile of our structured finance portfolio down one grade on our internal rating scale (equivalent to increasing the expected default percentage in the Allowance for Loan Loss calculation by approximately 150%), to reflect the high incidence of downgrade and default evident in the portfolio.

        The September 2002 year charge as a percentage of average net lending assets was 43 basis points, representing a 5 basis point increase on the level reported for the September 2001 year.

        Actual loss experience or net specific allowance for the year to 30 September 2002 totalled $728 million, an increase of $208 million over the year to 30 September 2001. Of the 2002 increase in Specific Allowance, 43% was due to losses on two large accounts in the United Kingdom and Americas portfolios. The Australian and New Zealand portfolios actually reduced over the year by $153 million due to lower large single name and consumer losses.

        During 2002, an additional Allowance for Loan Loss of $250 million has been charged.We have seen some very unusual large losses (Enron and Marconi) where the speed of collapse prevented appropriate recognition of an Allowance for Loan Losscharge. Neither internal nor external ratings downgraded the companies in sufficient time to allow the Allowance for Loan Loss provisioning process to recognize the increased risk inherent in the portfolio.

        This has resulted in some erosion of our allowance for loan lossesbalance.Our approach has always recognized the risk of erosion of the Allowance for Loan Loss balance when unusual events happen.

        Our review of the Allowance for Loan Lossbalances in 2002 demonstrated that the unexpected events of the last year have eroded that balance to the point where we believe an additional amount is required to be taken to restore the balance to appropriate levels to reflect losses inherent in the portfolio.

        At September 30, 2002 the Allowance for Loan Loss was strong and stood at $1,496 million, a surplus of $446 million over the tax effected 0.5% of risk weighted assets guidelines indicated by the Australian Prudential Regulation Authority.

2001

        The Allowance for Loan Loss charge for doubtful debts increased from $502 million for the year to September 2000 to $531 million for the year to September 2001.While year on year on a basis point perspective Allowance for Loan Loss charge is stable at 38 basis points of net lending assets, the second half represents an increase from 35 basis points to 41 basis points.This increase is predominantly due to recognition of the likely impact on the risk grade profile of the adverse credit outlook following the September 11 terrorist attacks.Given the close proximity of the terrorist attacks to balance date, the Group has conducted an analysis that estimates the likely impact on economic loss provisioning.The analysis notionally downgraded, by one credit risk rating, all exposures to the tourism, airline and insurance industries, and exposures to the Middle East. All other loan assets were notionally given a 10% increase in their expected default frequency.The changed rating profile has resulted in an additional charge of $41 million in the second half.

        Actual loss experience or net specific provisions during the year totalled $520 million, an increase of $137 million for the year, reflecting the deteriorating economic conditions and a small number of higher profile corporate defaults.Net specific provisions increased in Australia in response to prudent assessments of potential losses on some larger company exposures.

        At September 30, 2001, the Allowance for Loan Loss was strong and stood at $1,386 million, a surplus of $372 million over the tax effected 0.5% of risk weighted assets guidelines indicated by the Australian Prudential Regulation Authority.

Income Tax Expense

	Years ended September 30(1)
	2002	2001	2000
	$M	$M	$M
Total income tax expense including abnormals	898	911	1,040
Effective tax rate	27.9%	32.7%	37.3%
Australian corporate tax rate	30%	34%	36%

(1)
There has been a phased reduction in the Australian corporate tax rate over the last three years

2002

        The Group's effective tax rate decreased by 4.8% largely due to the 4% reduction in the Australian corporate tax rate and the roll-over relief which shields from tax the capital gain arising on the sale of businesses to the joint venture with ING Australia Ltd.

2001

        The Group's effective tax rate decreased 4.6% from last year largely as a result of the 2% reduction in the Australian corporate tax rate, and the unfavorable impact that the corporate tax rate change had in the prior year on restating Australian deferred tax balances.

        Provision was made in March 2000 for the impact on the value of deferred tax assets and liabilities resulting from the reduction in the corporate tax rate to 30%, effective from October 1, 2001, and no further adjustment has been required.

Results by Line of Business(1)(3)

	Years ended September 30(1)
	2002	2001(2)	2000(3)
	$M	$M	$M
Personal Banking and Wealth Management	573	526	n/a
Corporate Businesses	527	466	n/a
Investment Banking	311	288	n/a
Consumer Finance	149	99	n/a
Mortgages	246	236	n/a
Asset Finance	102	92	n/a
Small to Medium Business	157	130	n/a
Group Treasury	124	75	n/a

Operating segments total	2,189	1,912	n/a
Corporate Centre	(21)	(42)	n/a

Profit excluding significant transactions(4)	2,168	1,870	n/a

	Years ended September 30
	2001	2000
	$M	$M
Personal (2001)	879	711
Corporate (2001)	737	602
International and Subsidiaries (2001)	284	220
Discontinued Businesses (2001)	(12)	106
Corporate Centre,Technology and Finance (2001)	(18)	64

Operating profit after income tax before abnormal items	1,870	1,703
Abnormal items (net of tax) Corporate Centre, Technology and Finance (2001)	—	44

Operating profit after income tax	1,870	1,747

(1)
Results are equity standardized. Refer definition on page 120 of the Financial Report

(2)
Results for 2001 have been restated

(3)
Comparative Line of Business information cannot be provided without unreasonable effort or expense, refer table below for line of business under previous business structure

(4)
Significant transactions for 2002 include: Sale of business to INGA joint venture, NHB recovery and additional provision for loan loss

        During the year ended September 30, 2002, ANZ managed its business activities along the following lines of business: Personal Banking and Wealth Management, Corporate Business, Investment Banking, Small to Medium Business, Mortgages, Consumer Finance, Asset Finance and Group Treasury.

        Corporate Centre includes the earnings on central capital and certain central costs.

        The following commentary compares the 2002 results with the restated results for 2001.

        Personal Banking and Wealth Management comprises Personal Banking Australia, Personal Banking New Zealand, Asia Personal Banking, Wealth Management and the INGA joint venture.

        Personal Banking Australia profit after tax grew by 4% to $252 million for 2002, helped by the change in the Australian tax rate. Profit before tax was 1% lower to $360 million, with income flat, and a small increase in expenses. Core deposit business and transaction volumes were successfully grown throughout the year, but interest margins in the first half contracted due to falling interest rates. Profit grew strongly in the second half with margins between wholesale and official interest rates widening in the rising rate environment.

        Personal Banking New Zealand profit after tax fell by 7% to $95 million in 2002, (10.5% excluding foreign exchange impact) from the record result in 2001. Income showed some growth, but expenses were 11% ($22 million) higher, due to investment in the branch network. Operating income in 2001 was boosted by property sales, and 2001 expenses were reduced by one-off cost recoveries.

        Asia Pacific Personal Banking profit after tax grew very strongly by 39% ($26 million). Acquisitions in PNG, Vanuatu and Kiribati and increased returns from the investment in Panin were the main contributors to this result.

        Wealth Management profit before tax grew by 35% to $144 million in 2002 and with the benefit of the Australian tax rate change, profit after tax at $101 million was 44% higher. Revenues grew 14% to $324 million reflecting strong business momentum, underpinned by increased mortgage sales and retentions, higher income from E*Trade milestone shares, and growth in deposits. Operating efficiency continued to improve notwithstanding additional investment in professionally accredited financial planners.

        The 2002 result includes seven months' trading of the businesses sold to the INGA joint venture and five months' trading of our share of the joint venture. The joint venture's overall contribution to ANZ was below expectations principally due to lower investment earnings on capital partly offset by a gain on an investment hedge taken out by ANZ to reduce its exposure to equity risk held by the joint venture. This is in line with ANZ's policy not to take general market equity risk. Lower managed investment income was largely offset by higher insurance income. The joint venture's contribution was also adversely impacted by equity accounted amortization of goodwill.

        Corporate Businesses comprises Corporate Banking, Global Institutional Banking (including Asia) and Global Transaction Services.

        Corporate Banking profit before tax was 1% higher at $192 million in 2002, with the benefit of the reduction in the Australian tax rate leading to 6% growth in profit after tax to $134 million. Growth in fee income was offset by lower interest recoveries on impaired assets and lower interest margins on deposits in the first half, due to falling interest rates. Profit was boosted by a lower provision for doubtful debts, reflecting the improving quality of the loan book.

        Global Institutional Banking profit grew by 16% to $353 million in 2002, driven mainly by strong growth in fee income from a range of product offerings and advisory services. Lending margins improved, leading to higher net interest income on lower loan volumes.

        Global Transaction Services profit before tax grew by 6% to $215 million in 2002 and with the benefit of the Australian tax rate change, profit after tax was 11% higher at $150 million. This was achieved through increased deposits and increased utilization of ANZ on-line services. Costs decreased whilst significant investment was made for future growth.

        Investment Banking comprises Global Foreign Exchange, Global Capital Markets, Global Structured Finance and Corporate Financing & Advisory.

        Global Foreign Exchange performance was impacted by the weak global economy, relatively stable exchange rates and tightened credit conditions. Ongoing rationalization reduced costs by 4% to $121 million, partly offsetting the reduction in income from trading activities.

        Global Capital Markets profit before tax grew strongly by 15% to $92 million and with the benefit of the Australian tax rate change, profit after tax was 21% higher at $64 million. This result was due to good revenue growth across the product range, despite a slowing economic cycle and volatile credit markets.

        Expense growth was low despite significant investment in new product development, international distribution, and infrastructure replacement.

        Global Structured Finance profit after tax measured using Allowance for Loan Loss charged was 11% higher at $84 million driven by strong fee income. However, significant net specific provisions of $356 million, or a loss rate of 3.9%, cast a shadow over the result. Net specific provisions of $356 million related mainly to Enron $136 million and Marconi $143 million. Remaining provisions related to a small number of customer exposures in the Media & Telecom and Power sectors. The strong growth in fee income was partly offset by the maturity of high yielding assets in the 2001 year, and an $8 million increase in provision for doubtful debts. Costs increased by 5% to $114 million with the investment in specialist staff.

        Corporate Financing & Advisory profit after tax grew by 10% to $79 million in 2002, driven by strong growth in revenue from product and structured financings together with the private equity investment strategy. A rebalancing of the portfolio during the last 12 months resulted in strong interest income, with a lower level of structured transactions. Core costs were well controlled, enabling substantial investment to be made in growth initiatives. Provision for doubtful debts was slightly lower, and there has been a heightened focus on risk management in a less predictable credit environment.

        Small to Medium Business profit before tax grew strongly by 16% to $226 million and with the benefit of the Australian tax rate change, profit after tax was 21% higher at $157 million. Significant investment has been made in industry specialization and increasing geographical coverage. This helped to generate good growth in loans and deposits. Expense growth was contained to only 2% to $124 million despite the increased investment.

        Mortgages profit before tax was slightly lower, although the benefit of the Australian tax reduction led to 4% growth in profit after tax $246 million. Mortgage lending (including securitized loans) grew 14%, resulting in higher net interest and fee income. Funding costs rose during the year in anticipation of interest rate rises and the resulting fall in interest margins dampened the revenue increase from the growth in business especially in the second half. Expenses were higher from increasing personnel numbers to service the additional business volumes and from higher amortization of new mortgage origination software.

        Consumer Finance profit before tax grew by 42% to $222 million and after the benefit of the Australian tax rate change, profit after tax was 51% higher at $149 million. A significant improvement in risk profile of the personal loan portfolio led to a reduction in the provision for doubtful debts. Operating income grew by 17% to $691 million, driven by higher transaction volumes and increased cards outstandings and growth in the cards portfolio following the collapse of competitor airline loyalty programs. Expenses were 16% higher at $308 million, reflecting the growth in volume of business and significant investment in new technology.

        Asset Finance profit after tax grew by 11% to $102 million. The impact from the Australian tax rate change was limited due to tax credits in 2001. Income was 2% higher at $397 million, with new business stronger in the second half and a growing contribution from fleet management services. Efficiency initiatives achieved a further 4% reduction in expenses. Provision for doubtful debts was higher in 2002.

        Group Treasury net profit was cyclically strong in 2002, rising to $124 million (65% increase on the previous year). This was due to an increase in the investment term of assets and favourable funding conditions during the uncertain global economic environment. In Australia, conditions were mixed with different parts of the business being impacted by Global events. Funding conditions for ANZ were excellent given its strong credit rating which is attractive to wholesale international investors. The strong demand for secure investments in wholesale markets was mirrored in domestic markets, consequently our retail depositor base grew strongly leading to a stronger overall funding base. The RBA changed the direction of the interest rate cycle by increasing interest rates by 0.25% twice in mid-2002. Further tightening is expected and built into market interest rates, however, such tightening has now been deferred due to the deteriorating global environment. The interest rate mismatch during this period of interest rate volatility was managed well with risk being contained.

        The Corporate Centre result was an after tax loss of $21 million, compared with a loss of $42 million in 2001. Operating income was $68 million higher, mainly reflecting three factors. Firstly, 2001 included $30 million losses from discontinued businesses. Secondly, the appreciation of the Australian dollar against the US dollar and a reduction in the level of hedging improved the impact of USD revenue hedges by $32 million. Finally, reductions in US interest rates resulted in higher income from an interest rate swap which covers the USD payments to holders of preference shares (TrUEPrS). This was offset by reduced net interest income earned on the floating rate asset pool which is part funded by the TrUEPrS proceeds. Provision for doubtful debts was $82 million higher, including charges of $72 million that recognize the continued uncertainty in the international economic outlook.

Results by Region

	Years ended September 30
	2002	2001	2000
	$M	$M	$M
Operating profit after income tax before abnormal items
Domestic Markets
Australia	2,391	2,160	1,781
New Zealand	456	395	328

	2,847	2,555	2,109
Overseas	376	228	459

	3,223	2,783	2,568
Income tax expense
Domestic Markets
Australia	683	716	581
New Zealand	126	117	87

	809	833	668
Overseas	89	78	195

Outside equity interest
Overseas	3	2	2

Domestic Markets
Australia	1,708	1,444	1,200
New Zealand	330	278	241

	2,038	1,722	1,441
Overseas	284	148	262

Operating profit after income tax before abnormal items(1)	2,322	1,870	1,703
Abnormal items (net of tax)
Domestic Markets
Australia	—	—	90
New Zealand	—	—	(31)

	—	—	59
Overseas Markets	—	—	(15)

Operating profit after income tax	2,322	1,870	1,747

(1)
Includes significant transactions in the year ended September 30, 2002: the sale of businesses to ING joint venture (profit after tax of $170 million), National Housing Bank recovery ($159 million profit after tax) and additional general provision for doubtful debts ($175 million charge after tax)

Australia

        Selected Australian economic indicators are shown below:

	Years ended June 30
	2002	2001	2000	1999
Nominal rates of growth(1) in Gross Domestic Product	6.4%	6.6%	6.1%	5.6%
Inflation rates	2.9%	6.0%	2.4%	1.3%
Real rates of growth in Gross Domestic Product(2)	3.9%	1.8%	4.0%	5.3%

Source: Australian National Accounts: National Income and Expenditure, ABS Cat. no. 52060.0 and 6401.0, June 2002

(1)
Not restated for the effects of changes to price levels

(2)
Nominal rates of Gross Domestic Product restated for the effect of changes to price levels

        The Commonwealth Government of Australia has forecast the real rate of growth in Gross Domestic Product for the year ending June 30, 2003 to be 3.4%.

2002

        Australian operations represented 74% of our external assets and 74% of our after tax profit in 2002. Net profit increased by 18% to $1,708 million (10% increase excluding the Australian component of the significant transactions). The benefit of the tax rate reduction to 30% was offset by an additional Allowance for Loan Losses Charge ($72 million) in the uncertain global economic environment. 2001 also included a small net gain on the sale of investments and various investment writedowns. Excluding these impacts, net profit increased by 8%, reflecting solid growth across most businesses.

2001

        Australian operations represented 72% of our assets and 76% of our after tax profit in 2001.

        Profit after tax excluding abnormals increased 19% over the 2000 result to $1,430 million. This result included the net positive impact from several one-off items, the main ones being:

  •
  sale of our strategic investment in St George (profit after tax $65 million)

  •
  write-down of various equity investments (loss $41 million)

        Other key drivers influencing this years result include:

  •
  net interest income increased by $244 million. This increase is directly attributable to an 8.8% increase in average lending assets combined with maintenance of a steady net interest margin in a falling interest rate environment where time to repricing was to our advantage on our funding costs.

  •
  solid growth in fee income in Institutional Banking and Personal from transaction volume growth and new fee initiatives excluding the one-off items described above

  •
  other income increased 13% due to strong growth in foreign exchange earnings, increased income from hedging activities and higher corporation superannuation flows to policyholders resulting in increased income in our funds management business.

  •
  profit after tax benefited by $36 million from the 2% drop in the Australian corporate tax rate.

        Offset by:

  •
  higher expenses primarily due to GST

  •
  increased economic loss provision charge, reflecting an assessment of the impact of September 11 and an increase in loss rates in the Personal non-mortgage lending book.

New Zealand

2002

        New Zealand contributed $330 million to the Group result in 2002, an increase of 19% on last year. Excluding the exceptional gain from the sale of the funds management business to the INGA joint venture ($32 million), and adjusting for translation gains arising from a strengthening New Zealand dollar, growth in the 2002 year was 3%.

2001

        Profit after tax excluding abnormals in New Zealand increased 15% to $278 million over the previous year. The main factors influencing this result include:

  •
  increased net income, driven by modest lending growth

  •
  increased fee income, reflecting a strong result from corporate financing activities, higher transaction volumes and growth in the contribution from the cards business

        Offset by:

  •
  marginal increase in operating expenses mainly attributable to the acquisition of EFTPOS NZ Limited which as increased the overall cost base of New Zealand

  •
  increased allowance for loan losses charge, reflecting an assessment of the impact of September 11.

        The operating cost to income ratio has reduced to 49.9% from 54.9% in the previous year.

Overseas Markets

2002

        Net profit increased by 92% to $284 million in 2002. The prior year results were adversely impacted by losses from discontinued businesses and the writedown of the investment in Panin Bank (Indonesia). Excluding the net loss of $68 million from these items, profit grew by 31%, due mainly to a $26 million increase in equity accounted income from Panin, acquisitions and growth in fee income from Pacific, Americas and Asia particularly in structured finance. Net specific provisions were far above expectations, due to large single name losses on formerly investment grade loans, mainly Enron and Marconi.

2001

        The Overseas Markets result comparatives for 2000 are dominated by the effect of the sale of Grindlays in July 2000. Profit after tax for the current year also includes a net loss of $12 million from discontinued business, including the joint venture with OCBC.

        Excluding discontinued business, Overseas Markets profit after tax increased by $18 million to $174 million at September 2001. The main influences on the result were:

  •
  higher net interest income primarily in Asia and UK

  •
  increased fee income through strong growth in investment bank products in America and Singapore.

        Offset by:

  •
  higher expenses mainly due to Pacific acquisitions

Balance Sheet

	Years ended September 30
	2002	2001	2000
	$M	$M	$M
Assets
Liquid assets & due from other financial institutions	11,225	12,623	11,470
Trading securities and investment securities	9,482	8,314	7,132
Net loans and advances	132,060	123,657	116,315
Customers' liability for acceptances	13,796	14,324	15,482
All other assets	16,542	26,575	22,068

Total Assets	183,105	185,493	172,467

Liabilities
Due to other financial institutions	10,860	12,690	12,247
Deposits and other borrowings	113,297	104,874	100,602
Liability for acceptances	13,796	14,324	15,482
Creditors and other liabilities	12,450	15,948	13,371
Bonds, notes and loan capital	18,153	19,171	13,206
All other liabilities	3,084	7,935	7,752

Total Liabilities	171,640	174,942	162,660

Net Assets	11,465	10,551	9,807

Total Shareholders' Equity	11,465	10,551	9,807

        Our total assets at September 30, 2002 were $183 billion, a $2 billion decrease from September 30, 2002. Overall asset growth was offset by the sale of funds management business to ING Australia Ltd joint venture.

Liquid Assets & Due From Other Financial Institutions

        Liquid assets decreased by $0.4 billion in 2002, largely arising from decrease in certificate of deposits in overseas markets ($1.2 billion) offset by bills and transit items in Australia.

        Due from other financial institutions decreased by $1.0 billion largely in overseas markets.

        Decrease in overseas markets reflects the high liquidity levels that were maintained at 30 September 2001 following the September 11 terrorist attack.

Trading and Investment Securities

        Trading and Investment Securities increased by $1.1 billion in 2002, driven by increase in local and semi government securities held in Trading portfolio.

Net loans, advances and acceptances

        Net loans and advances grew $8.4 billion in 2002, with increases in Australia ($10.1 billion) offset by decrease in Overseas Markets ($2.2 billion).

        Growth was mainly in mortgages $8.9 billion driven by a buoyant housing market in Australia.

        Other significant increases were seen in overdrafts ($0.9 billion) and Credit Card outstandings ($0.6 billion) in Australia and overseas markets.

        Customers liability for acceptances decreased by $0.5 billion as a number of corporate customers exited commercial bills in favour of alternative sources of debt.

Other assets

        Other assets reduced by $10 billion in 2002, largely from the sale of life insurance assets to the ING Australia Ltd joint venture ($4.8 billion) and the revaluation of off balance sheet derivative instruments ($3.0 billion) including hedges of USD borrowings.

Deposits and Other Borrowings

        Deposits and other borrowings increased by $8.4 billion in 2002, with an increase in Australia of $9.4 billion offset by a reduction in Overseas Markets. Significant growth in customer sourced current accounts and term deposit volumes as well as wholesale certificates of deposit was experienced in Australia whilst decrease in commercial paper issue was noted in both the Australia and Overseas Markets as the group moved to increase customer based funding.

Creditors and Other Liabilities

        Creditors and other liabilities decreased by $3.5 billion in 2002, largely due to the appreciation of the Australian dollar, the sale of the life and funds management business, and a reduction in unrealized losses on revaluation of off balance sheet instruments.

Bonds, Notes and Loan Capital

        Bonds and notes and loan capital decreased $1.0 billion in 2002, with the growth in deposits reducing the funding requirement from other sources.

Capital

	Years ended September 30
	2002	2001	2000
	$M	$M	$M
Shareholders' equity (including outside equity interests)	11,465	10,551	9,807
Loan capital (subordinated debt)	3,445	3,831	3,687

Total	14,910	14,382	13,494
Liabilities excluding loan capital	168,195	171,111	158,973

Total assets	183,105	185,493	172,467

Risk weighted assets	141,390	139,129	129,688
Tier 1 capital	11,201	10,387	9,640
Tier 2 capital	3,937	4,557	4,408
	%	%	%
Tier 1 capital ratio	7.9	7.5	7.4
Tier 2 capital ratio	2.8	3.2	3.4
Deductions(1)	(1.2)	(0.4)	(0.6)

Total capital adequacy ratio	9.5	10.3	10.2

(1)
Total deductions of $1,703 million (2001: $604 million, 2000: $787 million)

2002

        The Group's capital position continues to be strong. The total capital adequacy ratio reduced to 9.5% as a result of investment in the ING Australia Ltd joint venture, however it is still well above the minimum requirements of the Australian Prudential Regulation Authority (APRA) guidelines ratio of qualifying capital to risk weighted assets of 8%. Details of the capital adequacy position are shown in Note 33 of the Financial Report.

        Tier 1 ratio (7.9%) increased through growth in retained earnings.

        The reduction in Tier 2 ratio is due to maturity of subordinated debts.

        During the year deductions from total capital increased to 1.2% due to our investment in the ING Australia joint venture.

2001

        The Group's capital position continues to be strong. Details of the capital adequacy position are shown in Note 33 of the Financial Report.

        Total capital adequacy ratio of 10.3% is well above the minimum requirements of the Australian Prudential Regulation Authority (APRA) guideline ratio of qualifying capital of risk weighted assets of 8%.

        Tier 1 ratio (7.5%) increased through growth in retained earnings, having been managed down previously by the share buy-back program which was completed in April 2001.

        Deductions from capital comprise the Group's investment in Panin Bank (Indonesia), along with other funds management operations.

Qualifying capital, on balance sheet assets and off-balance sheet exposures

        A summary of qualifying capital, on-balance sheet assets and off-balance sheet exposures can be seen at Note 33 of the Financial Report.

Commitments

        The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Customer Price Index or operating criteria.

	Years ended September 30
	2002	2001
	$M	$M
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	75	32
Later than 1 year but not later than 5 years	—	1

Total capital expenditure commitments	75	33

Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	163	133
Later than 1 year but not later than 5 years	426	359
Later than 5 years	450	471

Total lease rental commitments	1,039	963

Furniture and equipment
Not later than 1 year	16	9
Later than 1 year but not later than 5 years	7	17

	23	26

Total lease rental commitments	1,062	989

Total commitments	1,137	1,022

Credit related commitments

        The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	2002	2001
	$M	$M
Undrawn facilities	60,373	56,766
Underwriting facilities	36	210

	60,409	56,976

Contingent liabilities

        The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit organization, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

        The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

Table of Contingent Liabilities

	2002	2001
	M	$M
Guarantees	3,580	4,496
Credit derivatives—sold	3,088	—
Standby letters of credit	1,952	1,412
Bill endorsements	298	430
Documentary letter of credit	1,620	1,396
Performance related contingents	11,161	9,174
Other	935	1,930

Total contingent liabilities	22,634	18,838

Liquidity and Capital Resources

        Liquidity and capital resources information is contained in the cashflow, Notes 8, 10, 11, 12, 25, 29, 30, 31, 37, 47 and the Financial Information section of the Financial Report, and throughout the Financial Review section of this document.

        The Supervision and Regulation section on page 17 describes the prudential requirements that must be met in respect of liquidity. ANZ has policies consistent with those required by APRA.

        Liquidity risk is described on page 28 and indicates the risk management processes ANZ has in place to ensure funds are available to meet obligations when they fall due.

Wholesale Funding

        ANZ is funded from both the retail and wholesale markets. ANZ's $A19 billion of term wholesale funding as at September 30, 2002 has grown from $A3 billion in 1998. In 2002, $A5.3 billion debt was issued via 81 transactions. The portfolio is diversified by both type and currency with a weighted average term to maturity of 2.6 years. In 2002/03 new term debt issuance for is planned at between $A6 to $A7 billion with an average term of four years.

Maturity Profile of Funding

AUD	Senior	Subordinated	Total
	$M	$M	$M
1 year	3,989.3	79.8	4,069.1
2 years	4,833.4	351.4	5,184.8
3 years	2,346.5	—	2,346.5
4 years	2,011.9	625.6	2,637.5
5 years	1,939.3	—	1,939.3
> 5 years	73.6	2,734.2	2,807.8

	15,194.0	3,791.0	18,985.0

Liquidity Portfolio

        ANZ maintains an $8.1 billion portfolio of high quality, diversified, highly liquid securities to support payment obligations and contingent funding in the event of a market disruption. The portfolio is managed on a global basis through the Group's major funding centres ie: Melbourne, New York, London, Wellington and Singapore.

AUD	Total
$M
AUD	3,469
NZD	851
USD	3,099
EUR	181
GBP	471

8,071

Capital Management

        The Group's central capital management target is formulated around Adjusted Common Equity (ACE) with a benchmark of ACE/RWA in the range of 5.25% to 5.75%. Capital management at ANZ seeks to optimize return to shareholders, support growth in the business and maintain low cost of capital through prudent risk management. NZD$300 million subordinated debt was issued in the domestic New Zealand market. A$500 million subordinated debt was issued in the domestic Australian market.

	Tier 1	Inner Tier 1	ACE
September 2001	7.47%	6.37%	5.91%
September 2002	7.92%	6.95%	5.74%

Provisions

Restructuring Provisions

        Restructuring is an ongoing part of banking business. Restructuring expenditure against the restructuring provision for 2002 amounted to $179 million, while additional restructuring provisions amounted to $39 million. The remaining restructuring provision balance at 30 September 2002 of $95 million (September 2001: $236 million) represents ongoing restructuring programs to which we are committed.

        The restructuring provision was utilized in Australia, for redundancies, surplus lease space, EDP hardware writeoffs, pay out costs, writeoff on fittings on refurbishment and restructuring program costs.

Methodology of Total Allowance for Loan Loss

        The Allowance for Loan Loss charge to the Statement of Financial Performance is used to fund the Allowance for Loan Loss, with specific provisions for actual credit losses drawn from the Allowance for Loan Loss balance. The Allowance for Loan Loss balance is continually assessed, ensuring it is sufficient to cover:

  •
  variations around the annual expected losses (a normal level of variation is to be expected),

  •
  balance sheet growth, and

  •
  the remaining term of the loan portfolio on a cumulative expected loss basis.

Supplementary Financial Information

Loan Quality

        All loans are subject to regular review and are graded according to the degree of credit risk. We use a two dimensional risk grading system which measures both the customer's ability to repay (probability of default) and the loss in the event of default (a factor of the security taken to support the facilities).

        Our policy relating to the recognition and measurement of impaired assets conforms with APRA guidelines.

        Loans are classified as either accrual or non-accrual. Accrual loans are credit risk assets where interest is accrued to income. Non-accrual loans are credit risk assets where, generally, there is reasonable doubt about the ultimate collectability of any of the interest and/or principal under contractual terms; accordingly, the crediting to profit of interest and fees on such loans ceases unless the amounts are actually received.

        Our policy requires a specific allowance to be recorded as soon as it is recognized that a loss of principal is likely to occur. Where a loan is considered to be unrecoverable, the debt is written off against the Allowance for Loan Loss in the year it is identified. Our Allowance for Loan Loss charge represents the expected annual loss on principal for the current risk profile inherent in the lending portfolio. The Allowance for Loan Loss charge is credited to the General Allowance for Loan Losses.

        The specific allowance requirement is transferred from the allowance for General Loan Loss to the Allowance for Specific Loan Loss. Recoveries, representing excess transfers to the Specific Allowance for Loan Loss, are credited to the General Allowance for Loan Loss.

        See Note 1, (vi) and (vii), of the Financial Report, for more details.

Non-Accrual Loans

        Set out below are our non-accrual loans classified as loans carrying specific allowances and loans not carrying specific allowances. Non-accrual loans include assets acquired in foreclosure or similar proceedings.

	Years ended September 30
	2002	2001	2000	1999	1998
	$M	$M	$M	$M	$M
Gross non-accrual loans subject to specific allowance
Australia	445	597	370	530	686
New Zealand	30	74	46	33	94
Overseas markets	597	269	630	725	634

Total	1,072	940	1,046	1,288	1,414
Specific allowance for loan losses	(575)	(490)	(692)	(886)	(762)

Net exposure	497	450	354	402	652

Gross non-accrual loans not subject to specific allowance
Australia	78	195	281	93	166
New Zealand	7	6	13	17	22
Overseas markets	46	119	51	145	60

	131	320	345	255	248

Net non-accrual loans(1)	628	770	699	657	900

Gross non-accrual loans
Australia	523	792	651	623	852
New Zealand	37	80	59	50	116
Overseas markets	643	388	681	870	694

Total	1,203	1,260	1,391	1,543	1,662

Specific allowances for loan losses	(575)	(490)	(692)	(886)	(762)

Net non-accrual loans(1)	628	770	699	657	900

Ratio of specific allowances for loan losses to gross non-accrual loans	47.8%	38.9%	49.7%	57.4%	45.8%

(1)
Excluding off-balance sheet commitments that have been classified as unproductive of $44 million (2001: $31 million, 2000: $56 million, 1999: $70 million, and 1998: $47 million) net of an allowance of $10 million (2001: $10 million, 2000: $17 million, 1999: $21 million and 1998 $57 million)

Accruing Loans—Past Due 90 Days or More

        Set out below are aggregate amounts of loans which are over 90 days in arrears in terms of interest servicing or principal repayments, but remain on an interest accrual basis. Full recovery of principal and interest is expected. This category comprises accrual loans in arrears 90 days and over which we believe are well secured, and accrual facilities below $100,000 past due from 90 to 180 days.

	Years ended September 30
	2002	2001	2000	1999	1998
	$M	$M	$M	$M	$M
Australia	176	277	335	292	216
New Zealand	25	63	51	47	50
Overseas markets	15	11	20	15	17

Total past due loans	216	351	406	354	283

Restructured Loans

        Set out below are aggregate amounts of loans where the original contract terms have been modified to provide concessions of interest and/or principal due to the financial difficulties of the customer. For these loans, interest and fees earned are recognized as income on an accrual basis.

        Under APRA guidelines, restructured loans include loans with an effective yield above our cost of funds and below our prevailing reference rate for that form of lending. Restructured loans with an effective yield below our average cost of funds at the date of restructuring are classified as non-accrual loans.

	Years ended September 30
	2002	2001	2000	1999	1998
	$M	$M	$M	$M	$M
Australia	1	1	1	7	4
New Zealand	—	—	—	—	—
Overseas markets	—	—	—	—	—

Total restructured loans	1	1	1	7	4

Other Potential Problem Loans

        We do not use the category "potential problem loans" for loans that continue to accrue interest. If a loan is identified as a potential problem, it is classified as non-accrual and if necessary an allowance is raised.

Interest Forgone

        The following table shows the estimated amount of interest income that would have been recorded during the years ended September 30, 2002, 2001 and 2000 had interest on the above non-accrual loans and restructured loans been accrued to income for those years (or, in the case of restructured loans, had interest been accrued at the original contract rate), and the amount of interest income received with respect to such loans.

	Years ended September 30
	2002	2001	2000
	$M	$M	$M
Gross interest receivable on non-accrual loans and restructured loans
Australia	50	47	48
New Zealand	3	12	6
Overseas markets	30	67	92

Total gross interest receivable on non-accruals and restructured loans	83	126	146

Interest income received
Australia	(10)	(20)	(20)
New Zealand	(3)	(4)	(2)
Overseas markets	(16)	(14)	(32)

Total interest received	(29)	(38)	(54)

Net interest forgone
Australia	40	27	28
New Zealand	—	8	4
Overseas markets	14	53	60

Total net interest forgone	54	88	92

Allowance for Loan Losses

        The following table shows our specific allowance for loan losses against loans by geographic region in addition to specific allowances against off balance sheet commitments and our general allowance for loan losses for each of the past five years ended September 30.

	Years ended September 30
	2002	2001	2000	1999	1998
	$M	$M	$M	$M	$M
Specific allowance for loan losses
Australia	208	300	258	278	291
New Zealand	20	32	26	20	33
Overseas markets	347	158	408	588	438

Allowances against loans	575	490	692	886	762
Allowances against off-balance sheet commitments	10	10	17	21	57

Total specific allowances	585	500	709	907	819

General allowance for loan losses	1,496	1,386	1,373	1,395	1,401

Total allowance for loan losses	2,081	1,886	2,082	2,302	2,220

Allowance for Loan Losses—Industry Analysis

        See Notes 4 and 5 of the Financial Information section of the Financial Report for details.

Power Industry Exposure

        Approximately 68% of ANZ's exposure to the power industry is investment grade. Recently, the US power industry has undergone some specific sectoral stress following market deregulation and ensuing expansions. In this regard, ANZ has been adversely affected by a small number of single name exposures (most notably Enron).

	Years ended September 30
ANZ's Energy Portfolio Limits(1)
	2002	2002	ANZ's Exposure by Geography	2002
	$B	%		%
AAA to BBB+	4.50	46.9%	Australia & New Zealand	53%
BBB to BBB-	2.00	20.8%	America	25%
BB+ to BB	2.27	23.6%	Europe	9%
BB-	0.06	0.7%	Asia	9%
>BB	0.77	8.0%	Middle East	4%

	9.60	100%		100%

(1)
Based on ANZ's internal rating system

Telecommunication Industry Exposure

        Many foreign Telecommunications companies have been exposed to high levels of debt in creating what now amounts to industry overcapacity. In this regard, ANZ has been adversely affected by its exposures to Marconi and one other customer. Half of the limits are Australia and New Zealand based, and 83% are investment grade.

	Years ended September 30
ANZ's Telecommunication Portfolio Limits(1)
	2002	2002	ANZ's Exposure by Geography	2002
	$B	%		%
AAA to BBB+	3.44	62.6%	Australia & New Zealand	50%
BBB to BBB-	1.17	21.2%	America	12%
BB+ to BB	0.48	8.7%	Europe	35%
BB-	0.04	0.8%	Asia	3%
>BB	0.37	6.7%	Middle East	0%

	5.50	100%		100%

(1)
Based on ANZ's internal rating system

Concentrations of Credit Risk / Loans and Advances by Industry Category

        See Note 4 of the Financial Information section of the Financial Report for details.

        Although our loan portfolio is spread across many countries, 76% of loans and advances are booked in Australia. The inherent risk characteristics of our loan portfolio are therefore very much linked to general economic conditions in Australia where the portfolio is diversified across different regions, industries, customer types and products.

        As at September 30, 2002, our largest credit exposure in Australia was in the category "Real estate—mortgage" (56%) which principally comprises owner occupied residential property loans with the remainder comprising loans made for residential investment (non-owner occupied) and commercial property purchases.

        As at September 30, 2002, 15% of our Australian loans and advances were in the category "Personal", which covers nonbusiness loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances.

        Our largest overseas credit exposure is to "Real estate—mortgage", where most of the exposure and associated growth is in New Zealand. This category's percentage share of our overseas loan portfolio was 36% in 2002.

Cross-Border Foreign Outstandings

        See Note 1 of the Financial Information section of the Financial Report for further detail.

        Our limits in respect of cross-border foreign outstandings are approved on a country by country basis. A centralized unit is responsible for monitoring and controlling all cross-border exposure. This unit has overall responsibility for country limit approval and product/concentration allocations which is managed by a computerized global risk exposure management system operated through our branch network on a 24 hour basis.

        Our cross-border exposure to a rescheduled debt country (both Sovereign and Non Sovereign exposure) has not exceeded 0.75% of total assets over the past three fiscal years, with the exception of South Korea.

Investment Securities

        See Note 13 of the Financial Report for details.

Average Deposits

        Details of our average deposits and balances due from other banks for each of the past three fiscal years is provided in the Average Balance Sheet analysis in Note 34 of the Financial Report.

Certificates of Deposit and Other Time Deposit Maturities

        See Note 2 of the Financial Information section of the Financial Report for details.

Short Term Borrowings

        See Note 6 of the Financial Information section of the Financial Report for details.

Volume and Rate Analysis

        See Note 3 of the Financial Information section of the Financial Report for details.

Accounting Developments

Australian GAAP

Provisions, Contingent Liabilities and Contingent Assets

        The Group is required to adopt the provisions of Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" from 1 October, 2002. AASB 1044 sets out requirements for the recognition, measurement and presentation of provisions, contingent assets and contingent liabilities. It is estimated that this will result in a one-off reduction in the Group's return equity of approximately 0.5% in 2003.

Adoption of IASB Standards

        The Australian Federal Government has announced that Australia will adopt accounting standards issued by the International Accounting Standards Board (IASB). This will apply to reporting entities which report under the Corporations Act 2001 and is expected to come into effect for reporting periods beginning on or after 1 January 2005.

        The main areas of difference between Australian Accounting Standards and IASB Standards include:

  •
  Income taxes—IASB Standards require income tax to be accounted for using the balance sheet method as opposed to the income statement method currently followed in Australia. The balance sheet method requires entities to obtain and maintain a tax value for all their assets and liabilities and focuses on temporary differences rather than timing differences.

  •
  Foreign currency—a key difference is that on disposal of a foreign entity, IASB Standards require the cumulative amount of any exchange differences which have been classified as equity to be recognized as either revenue or an expense. By contrast, current Australian Standards prohibit the recycling of amounts within the foreign currency translation reserve through net profit or loss and instead require the cumulative amount of such differences to remain in equity.

  •
  Financial instruments—in May 2002, the IASB released an exposure draft of proposed improvements to International Standards covering, respectively, the disclosure and presentation of financial instruments and the recognition and measurement of financial instruments.

  If these proposals are adopted, the key areas of impact on Group results will be as follows:

  •
  All derivatives will need to be recognized at market value.

  •
  Additional requirements will need to be met in relation to the designation of hedging relationships

  •
  On balance sheet exposures hedged within derivatives will be required to be recognized at fair value.

  •
  Gains or losses arising from changes in the fair value of available for sale financial assets will be required to be recognized directly in equity and then transferred to net profit or loss when the financial asset is derecognized or impaired.

        Significant amendments are expected to be made to IASB standards during 2003 and 2004 and it is not currently possible to estimate the impact of adoption of IASB standards.

Share Options

        The Australian Federal Government has announced that a proposed IASB Standard requiring the expensing of employee share options will have the force of law on adoption by the AASB, expected to be in the second half of 2003. On adoption of this Standard, the Group will be required to recognize additional expense relating to this type of remuneration.

        The notional impact of expensing options, and shares issued under the $1,000 share plan is a $44 million (1.9%) reduction in net profit attributable to members of the company for the year ended September 30, 2002. The notional impact on basic earnings per share for this period is a reduction from 147.3 cents to 144.4 cents. This is based on fair values estimated at a grant date using a modified Black-Scholes model and the value of options amortized over vesting periods.

United States GAAP

Accounting for derivative instruments and hedging activities

        The Group has adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", in its US GAAP reconciliation. SFAS 133 requires all derivatives to be recognized on balance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of financial performance, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges.

        Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective. As a result future fair value movements recognized in US GAAP reconciliation may not be indicative of the Group's risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

        Further information on the results of the Group's hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in Note 36: Market Risk, and the information on hedging derivatives provided in Note 39: Derivative Financial Instruments, of the Group 2002 Financial Report.

        Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognized in the US GAAP statement of financial performance. Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognized in US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

Goodwill and Intangible Assets

        In June 2002, the Financial Accounting Standards Board FASB issued Statement of Financial Accounting Standard SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets".

        SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 "Business Combinations" and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under SFAS No. 141, all business combinations are to be accounted for using the purchase method. In addition, this Statement requires separate recognition of intangible assets acquired in a business combination if they meet one of two criteria—the contractual-legal criterion or the separability criterion. SFAS No. 141 applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The impact of adopting SFAS No. 141 is not expected to be material to Group results expressed in terms of US GAAP.

        SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17 "Intangible Assets". SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (other than in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to the initial recognition. The Statement requires that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives, but with no arbitrary maximum period of amortization. The Group will fully adopt the provisions of SFAS No. 142 for the year commencing October 1, 2002 for goodwill acquired prior to July 1, 2001 and its transitional provisions for goodwill acquired since that date in the current year. The impact of adopting SFAS No. 142 is not expected to be material to Group results expressed in terms of US GAAP.

Asset Retirement Obligations

        SFAS No. 143 "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under this Statement, the liability is discounted and accretion expense recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset, and subsequently allocated to expense using a systematic and rational method over its useful life.

        SFAS No. 143 is effective for fiscal years beginning after June, 15 2002. The impact of adopting SFAS No. 143 is not expected to be material to Group results expressed in terms of US GAAP.

Impairment or Disposal of Long-Lived Assets

        SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" addresses financial accounting and reporting for the impairment of long-lived asset and for long-lived assets to be disposed of. While SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of," the fundamental provisions of Statement 121 of recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale, have been retained.

        SFAS No. 144 also supersedes APB Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that has either been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

        SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The impact of adopting SFAS No. 144 is not expected to be material to Group results expressed in terms of US GAAP.

Recission of FASB Statements No. 4, 44 and 64, and Other Amendments

        SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" rescinds Statement Nos. 4, 44 and 64 in relation to extraordinary items, amends Statement No. 13 in relation to modifications of capital leases, and makes technical corrections to several other standards.

        SFAS No. 145 is effective for fiscal period beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which are effective for transactions occurring subsequent to May 15, 2002. The impact of adopting SFAS No. 145 is not expected to be material to Group results expressed in terms of US GAAP.

Accounting for Costs Associated with Exit or Disposal Activities

        SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Emerging Issues Task Force Issue No. 94-3, which SFAS No. 146 nullifies, a liability for an exit cost (as defined in Issue 94-3) was recognized at the date of an entity's commitment to an exit plan that did not meet the definition of a liability in FASB Concepts Statement No. 6 "Elements of Financial Statements".

        SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group has not yet assessed the impact of adopting SFAS No. 146 on our results.

Critical Accounting Policies

        The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group's external auditors. All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical Changes

        No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years.

        A brief discussion of critical accounting policies, and their impact on the Group, follows:

Allowance for Loan Loss

Description and Significance

        Each month the Group recognizes an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is transferred to the Allowance for Loan Loss which is maintained to cover losses inherent within the Group's existing loan portfolio.

        The method used by the Group for determining this monthly expense charge is referred to as Allowance for Loan Loss Provisioning. The Group uses Allowance for Loan Losses models to calculate the expected loss by considering:

  •
  the history of credit loss for each type and risk grade of lending; and

  •
  the size, composition and risk profile of the current loan portfolio.

Ongoing Reviews

        The Group regularly reviews the assumptions used in the Allowance for Loan Loss models. These reviews are conducted in recognition of the subjective nature of Allowance for Loan Loss methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group's actual loss experience, and losses sustained by other banks operating in similar markets.

        To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the Allowance for Loan Loss methodology, the existing Allowance for Loan Loss may be determined to be either in excess of or insufficient to cover inherent credit losses not yet specifically identified. As a result of the reassessments, Allowance for Loan Loss charge levels may be periodically increased or decreased with a direct impact on profitability.

        As part of its review of the Allowance for Loan Loss model outputs, the Group also regularly evaluates the overall level of the Allowance for Loan Loss. The Group is required, by APRA prudential standards, to have policies which cover the level of Allowance for Loan Loss that are needed to absorb estimated losses inherent in the credit portfolio. In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the Allowance for Loan Loss.

Quantification of Sensitivity

        For 2002, the balance of the Allowance for Loan Loss of $1,496 million (September 2001: $1,386 million) represents 1.1% (September 2001: 1.0%) of risk weighted assets.

        Specifically identified credit losses net of recoveries during the year were $728 million (September 2001: $520 million). During the same period, the average charge to profit for Allowance for Loan Loss was 0.43% of average net lending assets (September 2001: 0.38%).

Allowance for Loan Loss v Allowance for Specific Loan Loss

	Years ended September 30
	2002	2001	2000	1999	1998
	$M	$M	$M	$M	$M
Allowance of Loan Loss charge	860	531	502	510	487
Allowance for Specific Loan Loss	728	520	384	482	512

Surplus / (Deficit) Allowance for Loan Loss	132	11	118	28	(25)

        During the year an additional charge for loan losses of $250 million, identified as part of the regular review process (refer page 49), was added to the Allowance for Loan Loss to restore its balance to an appropriate level. Also, recognizing the unexpected default experience on international exposures, an additional Allowance for Loan Loss charge of $72 million has been recognized at the Group level.

Allowance for Specific Loan Loss

Description and Significance

        The Group maintains a specific provision for Allowance for Loan Loss arising from its exposure to organizations and credit counterparties.

        The Group's Allowance for Loan Loss provisioning methodology is used to estimate the extent of losses inherent within the loan book. Once a specific doubtful debt loss is identified as being probable, its value is transferred from the Allowance for Loan Loss to the Allowance for Specific Loan Loss. Allowance for Specific Loan Loss methodology applies when the full recovery of one of the Group's exposures is identified as being doubtful resulting in the creation of an Allowance for Specific Loan Loss equal to the full amount of the expected loss plus any enforcement/recovery expenses.

        Recoveries resulting from excess Allowance for Specific Loan Loss arising when actual losses are determined to be less than the amount provided for within the Allowance for Specific Loan Loss are transferred back to the Allowance for Loan Loss.

Quantification of Sensitivity

        The recognition of losses has an impact on the size of the Allowance for Loan Loss rather than directly impacting profit. However, to the extent that the Allowance for Loan Loss is drawn down beyond a prudent amount it will be restored through a transfer from the current year's earnings. Recoveries of amounts previously specifically provided against are applied to the restoration of the Allowance for Loan Loss balance. The amount of draw down from the Allowance for Loan Loss to the Allowance for Specific Loan Loss, net of recoveries, during the year was $728 million (September 2001: $520 million).

Deferred acquisition costs, software assets and deferred income

Description and Significance

        The Group recognizes assets and liabilities that represent:

  •
  Capitalized expenses—direct costs from the acquisition of interest earning assets;

  •
  Software assets—direct costs incurred in developing software systems; and

  •
  Deferred income—liabilities representing income received in advance of services performed.

        Capitalized expenses—Initially, expenses related to the acquisition of interest earning assets are recognized as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortized over the expected average life of a mortgage of 4 years.

        Software assets—Costs incurred in acquiring and building software and computer systems are capitalized as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a “recoverable amount test” to determine their value to the Group. If it is determined that the value of the asset is less than its “book” value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalized.

        Deferred income—Income received in advance of the Group's performance of services or in advance of having been earned, is initially recorded as a liability. Once the recognition criteria are met, it is then recognized as income.

Quantification of Sensitivity

        Deferred acquisition costs—at 30 September 2002, the Group's assets included $289 million (September 2001: $258 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortization of $132 million (September 2001: $121 million) was recognized as an adjustment to the yield earned on interest earning assets. Software assets—at 30 September 2002, the Group's fixed assets included $419 million (September 2001: $303 million) in relation to costs incurred in acquiring and developing software. During the year, amortization expense of $53 million (September 2001: $22 million) was recognized and $24 million (September 2001: $14 million) was written off in relation to software assets.

        The software amortization expense will increase going forward, as projects are completed following a period of above average project activity which has replaced significant parts of the Group's core infrastructure. The Group anticipates that software depreciation will exceed $90 million in 2003. Consistent with US accounting rules on software capitalization only costs incurred during configuration, coding and installation stages are capitalized. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

        Deferred income—At 30 September 2002, the Group's liabilities included $128 million (September 2001: $131 million) in relation to income received in advance. This income is comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group's preference shares. Under Australian Accounting Standards, this profit is deferred and recognized when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur. As the Group presently plans to retain the preference shares, recognition of the income from the hedging transaction is deferred.

        The balances of deferred assets at 30 September were:

	Deferred acquisition costs		Software Assets		Deferred Income
	2002	2001	2002	2001	2002	2001
	$M	$M	$M	$M	$M	$M
Personal Banking & Wealth	—	—	177	142	—	1
Corporate Businesses	—	—	17	16	4	5
Investment Banking	27	39	—	—	11	11
Consumer Finance	—	—	45	30	—	—
Mortgages	73	57	27	17	—	—
Asset Finance	189	162	29	31	—	1
Small to Medium Business	—	—	6	3	—	—
Other	—	—	118	64	113	113

Total	289	258	419	303	128	131

Derivatives and Hedging

Description and Significance

        The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the INGA joint venture). The derivative instruments used to hedge the Group's exposures include:

  •
  swaps;

  •
  forward rate agreements;

  •
  futures;

  •
  options; and

  •
  combinations of the above instruments.

        Accounting treatment—In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

        Derivative instruments entered into to hedge exposures that are not recorded at fair value do not have their fair values recorded in the Group's Statement of Financial Position (per AGAAP).

        Exposures hedged by derivatives not recorded at their fair value include risks related to:

  •
  revenues from foreign operations;

  •
  structured lending transactions;

  •
  lending assets; and

  •
  funding liabilities.

        Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction. If a hedge ceases to be effective, the hedging derivative transaction will be recognized at fair value. Gains and losses on derivative instruments not carried at their fair value amounts are recognized at the same time as the gain or loss on the hedged exposure is booked.

        Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognized as income or expenses. Instead these movements are recognized in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

        Fair value determination—Derivatives entered into as part of the Group's trading operations are carried at their fair values with any change in fair value being immediately recognized as part of trading income. Where liquid markets exist, fair value is based on quoted market prices. For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value. In addition, judgmental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

Special purpose and off balance sheet vehicles

        The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

        Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients. The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia. The table below summarizes the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special Purpose Vehicle (SPV)	Reason for establishment	Key Risks	SPV Assets
			$M
Securitization vehicles	Assets are transferred to a SPV, which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources.	ANZ may manage securitization vehicles, service assets in a vehicle and provide liquidity support, and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained by ANZ. ANZ may also provide other services (eg. swaps, credit guarantees), for which ANZ earns a fee at commercial rates.	6,992
Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,968
Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	26,642

Risk Management

ANZ's Risk Management Vision and Strategy

        ANZ is underpinned by an ongoing focus on risk issues and strategy at the highest levels and a comprehensive risk management framework comprising:

  •
  The Board, providing overall leadership and monitoring progress

  •
  A strong basis for Group-wide risk management policies, procedures and systems, overseen by an independent central team of risk professionals headed by the Chief Risk Officer reporting to the Chief Executive Officer

  •
  The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group

  •
  Primary Business Unit-level accountability for management of risks in alignment with the Group's strategy

Risk Management and the Board

        The Board of Directors, through the Risk Management Committee, approves the Group's risk appetite and is responsible for overseeing and approving ANZ's risk management strategy and policies. The Risk Management Committee meets regularly to monitor that the requisite culture, practices and systems are in place across the Group, to discuss the Group's response to emerging risk issues and trends, and to review the effectiveness of the risk management systems.

A Strong Framework for Risk Strategy

        Management has the primary responsibility for identifying and evaluating significant risks to the business and for implementing suitable controls.

        Responsibility for the implementation of risk policy and for ensuring that there is an effective top-level control framework is delegated to the Chief Risk Officer.

        The Chief Risk Officer implements the risk strategies and policies approved by the Board by leveraging specialist expertise within Group Risk Management in three key types of risk: Credit Risk, Market Risk and Operational Risk. Group Risk Management is also responsible for setting risk policy, determining risk measurement methodology, overseeing the Business Units' compliance with policies, regulations and laws, and undertaking regular risk evaluation and reporting. All of these functions are undertaken by risk professionals with extensive experience.

Business Unit Level Accountability for Risk Management

        Within each Business Unit, the Managing Director has primary responsibility for risk management. Each Business Unit has a risk management team and receives further assistance from a senior risk professional who provides strategic guidance and advice.This partnership approach ensures timely communication about risk issues as they arise and also provides the means for effective governance and oversight by the Chief Risk Officer.

        The various risks inherent in the operations of the Group may be broadly grouped together under the following three categories:

1.    Credit Risk

        Credit Risk policy and management are principally executed through two dedicated departments—Wholesale Risk and Retail Risk.

        Wholesale Risk services the Group's Corporate, Institutional and Global Investment Banking activities, while Retail Risk services the Group's consumer-based businesses.

        All major credit decisions (or automated decision processes) for the Group's corporate and consumer businesses require dual approval by both Group Risk Management and Business Unit-based personnel.

Review of 2002

        2002 was a very difficult year in the international credit markets highlighted by large corporate failures and accounting frauds, continued difficulties in the energy and telecommunications industries, increased share market volatility and an overall trend towards increased risk aversion. In recognition of these events, and consistent with ANZ's objective to improve continually our core risk management processes to industry leading levels, we have implemented a number of substantial enhancements to our framework for managing credit risk in 2002.

        Specific improvements include:

  •
  Continuing the trend of previous years, ANZ's largest corporate exposures were further materially reduced in 2002.The aggregate of our top 10 committed exposures as a percentage of Adjusted Common Equity declined over the last year from greater than 130% in September 2001 to approximately 100% in September 2002

  •
  Further substantial reductions were made to the limits applying to our single customer exposures. These limits vary with the credit rating and geographical location of the customer; the limits applicable to offshore customers are 40% lower than those applicable in Australia and New Zealand. In addition, inner sub-limits on funded exposures were introduced in October 2002

  •
  Cross-border limits were further materially reduced (post September 11) in South Asia, Middle East and Asia

  •
  ANZ's internal credit ratings are now regularly and systematically reviewed against movements in external ratings, market indices, credit spreads and other industry indicators for "early warning" purposes

  •
  ANZ's internal risk grading scale was expanded from 10 to 27 customer credit ratings

  •
  A new credit cost calculator, 'C-Risk', was implemented, which calculates economic credit costs for individual facilities

  •
  A wider application of sophisticated risk measurement tools in the retail sector, resulting in more efficient and effective credit assessment processes. Credit policies were tightened in certain specific areas.

  •
  Despite a difficult economic environment in 2002, the overall quality of ANZ's corporate and consumer credit portfolios remains sound. Australian and New Zealand risk profiles remain stable with the international profile being affected by a small number of larger corporate downgrades. The assessment of counterparty credit worthiness has been enhanced through providing greater weighting to the quality and integrity of counterparties' financial disclosure. Concentration limits on certain industries, sectors and customers have been reviewed and further aligned to the Group's risk appetite.

2.    Market Risk

        Market Risk is the risk that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It is managed by a variety of different techniques with Group Risk Management setting limits to control trading positions and interest rate risk up to Board authorized totals.

Review of 2002

        During the year, rollout of a new 'Market Risk Engine' was completed. This major initiative enables better aggregation and measurement of market risks across asset classes (eg, equities, foreign exchange and interest rate products), and positions ANZ at the forefront of market risk management capability. Other key undertakings over the year, which focus particularly on the crossover dynamics between Credit Risk and Market Risk, include:

  •
  Establishment of a new framework to enable trading in credit derivatives. This capability introduces another tool to support 'best practice' management of the Group's credit portfolio, the creation of structured investment products for clients, and enhanced trading capability

  •
  Evaluation of market risk management capabilities at clients exposed to significant market risks in their core business, thereby improving the Group's overall management of credit risk associated with these clients

3.    Operating Risk

        Operating Risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

        Group Risk Management is responsible for establishing Group policy and for the measurement, monitoring and reporting of operating risk across the Group.

Review of 2002

        ANZ's operating risk framework, policy and procedures continue to be strengthened in line with new and emerging risk trends. Key activities in 2002 included:

  •
  Further development of ANZ's methodology for operational risk measurement and economic capital allocation

  •
  Strong focus on fraud risk management, including implementation of an updated Group fraud policy, enhanced technology tools and development of industry solutions in conjunction with Government and industry groups.

  •
  Refinement of the Group's business continuity capability in line with new and emerging threats, reinforced by crisis management exercises.

  •
  Significant enhancement to ANZ's regulatory compliance framework, including policies to address money laundering, criminal and terrorist financing, privacy and customer disability, and procedures for electronic funds transfer.

Looking Forward

        ANZ's risk management capabilities are considered to be a strategic asset and a source of competitive advantage. Through effective use of technology and strong management focus, we seek to strengthen further the Group's risk capabilities and culture to ensure that ANZ remains at the forefront of risk management capability within the banking and financial services industry.

Environmental Report

        This year we have commenced an important review to extend our approach to corporate sustainability. The aim is to develop an approach which will assist us in achieving long-term shareholder value by focussing on the market's potential for sustainability products and services while at the same time successfully reducing and avoiding sustainability costs and risks. This aim is to develop a framework for greater self-awareness and action.

        Although there is still much to do, we have made some early progress.

        In June 2002, ANZ's infrastructure investment business established Wind Power Investment Trust. The Trust is considering investments to enable the development of wind farms in New South Wales, South Australia and Victoria, which would deliver in excess of 300MW of green energy into the national energy market.

        ANZ has also focused on minimizing the direct impact of its operations on the environment. To support this we have expanded our Environmental Management Program through the ANZ Green Office initiative including joining the Federal Government's Greenhouse Challenge.

        The Green Office initiative addresses the impact ANZ has on the environment though its consumption of energy,the waste materials we produce and the water we consume.

Energy

        We have joined the Property Council of Australia/Sustainable Energy Authority of Victoria's Energy Smart Leaders Program, an initiative aimed at reducing our energy consumption and reducing Greenhouse emissions.

        So far we have conducted a number of energy audits of our major buildings in Melbourne. These audits have identified potential savings of Greenhouse gases between 1,700 and 2,500 tonnes. Green Teams have been established to act on the audit findings and ensure we achieve these energy savings. For example, during 2002 the initial energy saving at our 55 Collins Street, Melbourne building resulted in an immediate 10% drop in Greenhouse emissions and a $30,000 saving in energy costs.

        ANZ received the 2002 Outstanding Achievement Award for successful involvement in the Energy Smart Leaders Program.

Waste

        During 2002, we participated in a Best Practice Waste Management Trial to ensure we recover and recycle all used office paper. Although ANZ already has a comprehensive paper recycling system, the trial resulted in an increase of 65 tonnes in the quantity of paper recycled over a three-month period. This is being supported by a company-wide Work Practices Review to identify ways ANZ can reduce paper in the first instance.

        We know, however, that waste is a wider issue than just paper. Recently, a waste audit of one of our major buildings was conducted by Visy to identify the potential to reduce our current waste to landfill. We have started to act on the audit's recommendations that have the potential to reduce waste to landfill by almost 75%. We are supporting these initiatives by engaging our people on environmental issues. An environmental site on ANZ's intranet has been established to advise staff of ways they can actively participate in initiatives across the Bank and in the community. This includes staff using their Volunteer Leave to work on environmental projects with a community organization.

Purchasing

        ANZ has begun to review all purchasing contracts with a focus on environmental sustainability. The initial focus is on recycled paper purchasing, use of cleaning chemicals and the development of sustainability criteria for tenders as evidenced in a recent office furniture request for tender.

        Our progress has been recognized with ANZ continuing to be included in two leading indices of Corporate Sustainability in 2002—the Dow Jones Sustainability World Index and Financial Times FTSE4Good Global Index.

        We know, however, there is much more for us to achieve. The journey ahead is about building on our progress so far to develop a comprehensive sustainability agenda that can demonstrate a high level of commitment and action in addressing global and industry social and environmental challenges.

Customer Service Charter

        In October 2001, we launched our first Australian Customer Service Charter in a further step towards improving ANZ's value and service to its customers.

        We also promised to have our performance against the promises in the Customer Charter independently reviewed by ANZ's auditors, KPMG, and to publicly report the results. The KPMG review is now completed and the results are available in our Customer Charter Annual Report on www.anz.com.

        Our internal review of our performance against the promises in the 2001 Customer Charter has been encouraging but in some areas we still have work to do to consistently meet customer expectations.

Our Promise:    Simple, fast account opening

  •
  Personal Banking—open accounts within 24 hours

Standard Loan Applications

  •
  Personal Loans—answered within one working day

  •
  Home Loans—answered within two working days

  •
  Car Loans—answered within one working day

        If we do not meet these standards, we will refund one month's standard fee or equivalent.

Our Performance:

  •
  We have improved our processes so we can open personal bank accounts on the spot. This makes it difficult to accurately determine delays. However, we have refunded over $800 in fees in nearly 150 cases where delays have been identified

  •
  Nearly 100% of personal loan applications were answered within one day

  •
  Identified fewer than 2% of home loan applications which were answered beyond 2 days and refunded over $26,000 of fees. We are also working towards developing enhanced systems and processes to ensure completeness of reporting for home loans

  •
  Over 99% of car loan applications were answered within one day; refunded over $4,300 of fees

  •
  In total, over $31,000 of fees were refunded for accounts opened or loan applications answered beyond our promised times. We are continually improving our systems and processes to ensure that we consistently meet our promises

        Our Promise:    Access

  •
  Internet banking and Website—available more than 99% of the time

  •
  Phone banking service—available more than 98%

  •
  Network of ATMs—available more than 98%

  •
  Lost & stolen cards hotline—available 24 hours, 7 days a week

  •
  Esanda phone service—available 8am to 7.30pm AEST weekdays and 9am to 5pm on Saturdays

Our Performance:

  •
  We exceeded Internet banking and website target of 99% except for two months when the availability was 98.9% and 98.6%

  •
  We exceeded Phone Banking and ATM Banking target of 98%

  •
  Internally, our Cards hotline and Esanda phone service were staffed for availability 100% of the times promised. We are also seeking details from our telecom provider to monitor the extent to which our telephone lines were accessible by our customers

Our Promise:    We will respect your personal information

  •
  We will keep private the information you have provided to us

Our Performance:    We have guidelines in place to ensure that we comply with this promise. We measure our compliance based on the privacy-related enquiries received from our customers by our National Customer Liaison unit. We have received 25 valid enquiries which we have addressed with our customers. We are further improving our internal monitoring systems and processes for keeping our customers' information private

Our Promise:    Information we provide to you will be written in plain language

Our Performance:

        We have implemented processes to ensure that we provide our customers information written in plain language by using:

  •
  Simple language easily understood by the intended reader

  •
  Short, clear and concise statements that avoid use of jargon

  •
  Consistent written expression and punctuation

  •
  Structured sentences/paragraphs and headings that guide the reader through the communication

        Our customer satisfaction score with our communication improved from 6.9 to 7.2 out of 10.

Our Promise:    Resolving complaints—if we make a mistake, we will put it right

  •
  Respond to complaints addressed to our National Customer Liaison Unit with 48 hours

  •
  Resolve complaints within 10 working days

  •
  Advise how much longer it will take to resolve these complaints if it takes more than 10 working days

Our Performance:

  •
  We responded to 100% of complaints received by our National Customer Liaison unit within 48 hours

  •
  We resolved 70% of complaints within 10 days

  •
  We are developing a comprehensive complaint resolution system which will help us ensure completeness of reporting and further improve our performance

        We expanded the Customer Charter in April 2002, extending the Charter to cover small business as well as our personal customers and adding new promises on fees and quick, convenient banking services.

Our New Promise:    Quick, convenient branch banking

  •
  Teller service within 5 minutes and extended banking hours

Our Performance:

  •
  The average waiting time was under 3 minutes at 40 branches where ANZ has a queue measurement system. The maximum wait time, however, was nearly 21 minutes at these branches. We are working to improve this performance by looking at staffing levels and resourcing for peak periods. We are also extending banking hours and offering Saturday banking at several of our branches

Our New Promise:    Fast, efficient phone service

  •
  Calls answered within 1 minute and notification of expected waiting time on our 13 13 14 and 13 22 73 numbers

Our Performance:

  •
  13 13 14 — 89% calls answered within 1 minute

  •
  13 22 73 — 94% calls answered within 1 minute

Our New Promise:    Simple accounts, fees and charges

Our Performance:

  •
  Introduced two new lower cost Access accounts with simpler fees. For example, Access Advantage offers unlimited ANZ transactions for $5 per month. We have also reviewed our fees and charges and helped our customers understand them by directly communicating those which are frequently applicable to their accounts

Our New Promise:    Building relationships with the community

Our Performance:

  •
  Maintained our rural branches and opened a new branch in Koroit

  •
  Continued to offer fee-free branch banking for seniors

  •
  Continued to offer 15 fee-free transactions and no monthly fee for Centrelink payment recipients and healthcare cardholders

Shareholder Information

Item 6:    Directors, Senior Management and Employees

Directors

Our business is managed by the directors, who may exercise all powers not required to be exercised at a general meeting of shareholders. On the date hereof the directors of ANZ are:

Director's Name	Position held	Year appointed	Age
C.B. Goode, AC	Director/Chairman of Directors(1)	1991	64
J. McFarlane, OBE	Chief Executive Officer	1997	55
J.C. Dahlsen	Director	1985	67
R.S. Deane	Director	1994	61
J.K. Ellis	Director	1995	65
D M Gonski(2), AO	Director	2002	49
M.A. Jackson	Director	1994	49
B.W. Scott, AO	Director	1985	67

(1)
The Chairman is an ex officio member of all Board committees

(2)
Appointed 7 February 2002

Directors' profiles

Mr C B Goode, AC
B Com (Hons) (Melb), MBA (Columbia), Hon LLD (Monash), Hon LLD (Melb)
Chairman
Company Director.
Director since July 1991, appointed Chairman August 1995.
Mr Goode is ex-officio member of all Board Committees. Mr Goode is Chairman of Woodside Petroleum and also a Director of Singapore Airlines Ltd. He is Chairman of the Ian Potter Foundation and Howard Florey Institute of Experimental Physiology and Medicine.

Mr J C Dahlsen
LLB, MBA (Melb)
Solicitor and Company Director.
Director since May 1985. Mr Dahlsen is Chairman of the Audit Committee and a member of the Risk Management Committee and Compensation Committee. Mr Dahlsen is a former Consultant to and Partner of the legal firm Corrs Chambers Westgarth. He is Chairman of Southern Cross Broadcasting (Australia) Ltd, and a director of The Smith and J.C Dahlsen Pty Ltd Group. He is a former Chairman of Woolworths Ltd, Melbourne Business School Ltd, The Herald and Weekly Times Ltd and Deputy Chairman Myer Emporium Ltd.

Dr R S Deane
PhD, B Com (Hons), FCA, FCIS, FNZIM
Company Director.
Director since September 1994. Dr Deane is a member of the Risk Management Committee, Compensation Committee and Chairman of ANZ Banking Group (New Zealand) Ltd. He is Chairman of Telecom New Zealand Ltd, Fletcher Building Ltd and Te Papa Tongarewa (Museum of New Zealand). He has a number of directorships including TransAlta Corporation (Canada) and Woolworths Ltd. He was formerly Chief Executive and Managing Director, Telecom New Zealand Ltd

and Chief Executive, Electricity Corporation of New Zealand, Chairman of Fletcher Challenge Ltd, State Services Commission, Alternate Executive Director, International Monetary Fund and Deputy Governor, Reserve Bank of New Zealand.

Mr J K Ellis
MA (Oxon) FAICD, Hon FIE Aust, FAusIMM, FTSE
Company Director.
Director since October 1995. Mr Ellis is Chairman of the Risk Management Committee and member of the Compensation Committee. He is Chairman of Pacifica Group Ltd, Australia-Japan Foundation and Black Range Minerals Ltd. He is a Director of GroPep Ltd and Chancellor of Monash University. He was Former Chairman, BHP Ltd and International Cooper Association Ltd.

Ms M A Jackson
MBA, B Econ, FCA
Company Director.
Director since March 1994. Ms Jackson is a member of the Audit Committee, Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee. She is Chairperson of Qantas Airways Ltd, Chairperson of Methodist Ladies College. She is a Director of the Brain Research Institute and Billabong International Ltd, and a Board Member of Howard Florey Institute of Experimental Physiology and Medicine.

Mr J McFarlane, OBE
MA, MBA
Chief Executive Officer.
Appointed October 1997. Directorships include The Business Council of Australia, the Australian Graduate School of Management and the Financial Markets Foundation for Children. He was a former Group Executive Director, Standard Chartered PLC (1993 - 1997), Head of Citibank United Kingdom (1990 - 1993), Managing Director, Citicorp Investment Bank Ltd (1987 - 1990), and a Director London Stock Exchange (1989 - 1991).

Dr B W Scott, AO
B Ec, MBA, DBA
Company Director.
Director since August 1985. Dr Scott is Chairman of the Nominations & Corporate Governance Committee and Compensation Committee and Member of the Audit Committee and Risk Management Committee. He is Chairman of Management Frontiers Pty Ltd, and The Foundation for Development Co-operation Ltd. He is also a Director of Air Liquide Australia Ltd and the James N. Kirby Foundation Ltd. Australian member of the Board of Governors, Asian Institute of Management, Former Federal President, Institute of Directors in Australia.

Mr D M Gonski, AO
B Com, LLB
Company Director.
Director since February 2002. Mr Gonski is a member of the Risk Management Committee, Compensation Committee and the Nominations & the Corporate Governance Committee and a Director of ING Australia Ltd. He is Chairman of Coca Cola Amatil Ltd and Investec Wentworth Pty Ltd, a Director of Westfield Holdings Ltd and John Fairfax Holdings Ltd. Mr Gonski is Chairman of the Australian Council for the Arts and the Art Gallery of New South Wales.

Mr G K Toomey
B Com, FCPA, FCA, FCIS
Company Director.
He was a Director since March 1998 and formerly a President and Chief Executive Officer of Air New Zealand Group (January 2001 to October 2001). He was Deputy Chief Executive Officer and Executive

Director of Qantas Airways Ltd (December 1993 to September 2000). Formerly Non-Executive Director of Air Pacific Limited (May 1998 to September 2000).
Resigned October 2001.

Shareholder Information

Board Responsibility

        The Board is responsible to shareholders for the operations of the Company. It sets the strategic direction and financial objectives for the Company and delegates responsibility for the management of the Company to the Chief Executive Officer and senior management. The Board is responsible for ensuring that the Company has appropriate governance arrangements in place for the benefit of all shareholders.

        The Board aims to carry out its responsibilities so as to create and build sustainable value for the benefit of shareholders and other stakeholders. The Board has adopted a Charter which sets out, among other things, roles and responsibilities of the Board. The Board's responsibilities include:

  •
  Appointing the Chief Executive Officer,and reviewing his/her performance and remuneration

  •
  Setting objectives, strategies and budgets, and monitoring and assessing management's performance in achieving each

  •
  Monitoring compliance with regulatory requirements and ethical standards

  •
  Approving policies and overseeing governance and compliance practices relating to management of risk, conduct of internal audit and human resources management

        The Board is also responsible for reviewing the operations of all Business Units together with the major functional areas of the Company at least once per year to satisfy itself that each Unit's strategy, policy and direction are consistent with those of the Company.

        The Board recognizes its overriding responsibility to act honestly, fairly, diligently and in accordance with the law in serving the interests of ANZ's shareholders, as well as its employees, customers, and the community. The Board works to promote and maintain an environment within ANZ that establishes these principles as basic guidelines for all its employees and representatives at all times.

        Directors meet regularly in private sessions without management being present. Non-executive directors also meet regularly,at least twice a year,without the Chief Executive Officer or management being present.

Board Composition

Board Size & Membership

        Directors, as a Board and through the Nominations & Corporate Governance Committee of the Board, regularly review the size and composition of the Board. It is policy that, at a minimum, the Board be comprised of five directors. The Board's policy also states that the Chairman be a non-executive director and that the majority of the Board be comprised of non-executive directors.

        At the time of this report, the Board comprises eight directors; a non-executive chairman, six other non-executive directors, and the Chief Executive Officer.

Director Appointments

        The Board aims to bring a balance of skills, experience and views to its deliberations. The Board, through the Nominations & Corporate Governance Committee, engages external consultants to assist it in identifying appropriate candidates for consideration as Board members.

        On their appointment, directors are provided with information setting out their entitlements, duties and responsibilities including Board policies.

Independence & Directors' Dealings

        All non-executive directors have been determined by the Board to be independent and, other than in their capacity as a director of the Company, not to have a material relationship with the Company. Details on the definition of "independent" and "material relationship" as determined by the Board can be found on www.anz.com.

        The Board has adopted a policy on Disclosure of Interests which provides processes for:

  •
  The disclosure by directors of certain interests

  •
  How actual or potential conflicts of interest are to be addressed

        A copy of this policy is available on www.anz.com.

Performance of Chairman and Directors

        The full Board is responsible for reviewing the performance of the Chairman. It is the responsibility of the Chairman, with input from the Nominations & Corporate Governance Committee, to assess the performance of each director.

Retirement

        Directors are required to retire at the age of 70 years. Directors appointed since 1993 have agreed to retire after fifteen year's of service.

Work of the Board

Access to Directors

        Employees and shareholders have access to the directors either directly or through the Company Secretary.

Operational Familiarization

        Directors take part in site visits to branches and various areas of the Company's operations in order to familiarize themselves with the Company's business. To facilitate interaction between management, customers and directors, information briefings with management and customers as well as social and working events are scheduled regularly. In addition, directors participate in shareholder briefings held in Australia and overseas at regular intervals.

Briefings & Updates

        As appropriate and when required, directors take part in various Company briefings and updates on key business issues, emerging trends, matters relevant to their role as directors and changes in technology or support systems.

Independent Advice

        In order to assist directors to fulfill their responsibilities, each director has the right, with the prior approval of the Chairman, to seek independent professional advice regarding their responsibilities at Company expense. In addition, the Board and each Committee may obtain professional advice at Company expense if required to assist in their work.

Board Committee Structure

Main Committees

        In February 2002, the Board commenced a review of its corporate governance practices. The outcomes of the review, now largely implemented, resulted in the formation of new Committees, new membership structure of Committees, updated Committee Charters and the dissolution of the Human Resources Committee (as of March 2002). There are now four main Board Committees:

  •
  Audit Committee

  •
  Risk Management Committee

  •
  Nominations & Corporate Governance Committee (with effect from 1 July 2002)

  •
  Compensation Committee (with effect from 1 July 2002)

        Each of the four main Committees is comprised solely of independent directors (as previously defined), has its own Charter and has the power to direct any special investigations it deems necessary. A copy of each Committee Charter can be found on www.anz.com.

        The Chief Executive Officer, John McFarlane, attends all Committee meetings by invitation of each Committee. He is not present, however, if this could compromise proceedings. He also does not attend any meeting where his remuneration or performance is considered or discussed. Directors may attend any meeting of a committee when it is discussing a subject in which they have a special interest.

Audit Committee

  •
  Mr. John Dahlsen, Chairman

  •
  Mr. Charles Goode

  •
  Ms. Margaret Jackson

  •
  Dr. Brian Scott

        The Audit Committee is responsible for the appointment, evaluation, compensation and oversight of the external auditor. It also oversees and monitors the Company's financial reporting principles, controls, policies and procedures, the work of the internal audit group, the integrity of the Company's financial statements and prudential supervision procedures as required by regulators.

        All members of the Audit Committee must be financially literate and at least one member of the Committee be determined to be a "financial expert" as defined by the Board. Further details on the definition of "financial expert" can be found on www.anz.com.

        The Audit Committee meets at least four times per year. The external auditor and the head of internal audit attend every meeting of the Audit Committee by invitation. It is the policy of the Audit Committee to meet with the external auditor in the absence of management at each of its regularly scheduled meetings. The Chairman of the Audit Committee also meets separately and regularly with the head of internal audit and the external auditor.

        The Audit Committee and the Board have approved a policy on the provision of audit and non-audit services by the external auditor, which effectively limits the non-audit services that may be provided by the external auditor. A copy of this policy can be found on www.anz.com.

Risk Management Committee

  •
  Mr. Jerry Ellis, Chairman

  •
  Mr. John Dahlsen

  •
  Dr. Roderick Deane

  •
  Mr. David Gonski

  •
  Mr. Charles Goode

  •
  Ms. Margaret Jackson

  •
  Dr. Brian Scott

        The Risk Management Committee's function is to review risk in the business. It is responsible for overseeing and monitoring the Group's risk management principles and policies, strategies, processes and controls including credit, market, balance sheet and operating risk. It may approve credit transactions and other matters beyond the approval discretion of executive management. The Risk Management Committee met nine times during the year. Further details on ANZ's management of risk issues can be found on pages 79 to 81.

Nominations & Corporate Governance Committee

  •
  Dr. Brian Scott, Chairman

  •
  Mr. David Gonski

  •
  Mr. Charles Goode

  •
  Ms. Margaret Jackson

        The purpose of the Nominations & Corporate Governance Committee is to identify individuals qualified to become Board members and recommend them to the Board for nomination as members of the Board and its Committees; to review the performance of the Board and the members of the Board; to review and recommend corporate governance principles, practices and procedures for ANZ; and to review the Board and Committee structure to ensure that the Board can properly perform its oversight and monitoring function. The Committee meets at least twice a year.

Compensation Committee

  •
  Dr. Brian Scott, Chairman

  •
  Mr. John Dahlsen

  •
  Dr. Roderick Deane

  •
  Mr. Jerry Ellis

  •
  Mr. David Gonski

  •
  Mr. Charles Goode

  •
  Ms. Margaret Jackson

        The Compensation Committee makes recommendations to the Board in respect of the Company's compensation program including any equity-based programs and evaluates the performance of and recommends the compensation for senior executive officers and Board appointees including the Chief Executive Officer. The Compensation Committee meets at least three times during the year.

Additional Committees

        In addition to the four main Board Committees, the Board has constituted the Shares Committee and the Executive Committee which convene when necessary. The Shares Committee, comprising a minimum of two directors, has the power to administer the Company's Employee Share Plan and Employee Share Option Plan. The Executive Committee, comprising three directors, has the full power of the Board and is convened as necessary in between regularly scheduled Board meetings. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

        On page 95 is a table setting out details of directors' attendance at Board and Committee meetings during the course of the last financial year.

Remuneration of Non-Executive Directors

        Non-executive directors' fees are determined by the Board of Directors based on advice from external advisors including reference to fees paid to non-executive directors of comparable companies.

        Non-executive directors' fees are within the limit approved by shareholders at the December 13, 2002 Annual General Meeting. Directors' fees are set at levels that fairly represent the responsibilities of and time spent by the non-executive directors on ANZ-related matters.

        Directors may elect to take all or part of their fees in shares under the Directors' Share Plan which was approved by shareholders at the 1999 Annual General Meeting. Under this plan, shares are bought on market to an equivalent value to the fee that would otherwise have been paid to the director and are held in trust for the director for at least one year.

        Non-executive directors also participate in the directors retirement plan, which provides that, after eight years of service, a director may receive a retirement benefit equivalent to the last thirty six months of fees (pro-rated for a lesser period of service), less any superannuation benefit paid or payable to the director attributable to contributions made by ANZ.

        On page 100 is a table detailing the remuneration of each non-executive director for the last financial year.

Equity Participation by Non-Executive Directors

        It is Board policy that all directors have a share qualification of at least 2000 ANZ shares. In addition, as set out above, directors may participate in the Directors' Share Plan. Details of directors' shareholdings are set out on page 95.

Executive Remuneration including Employee Share and Option Plans

        The objective of ANZ's remuneration policy is to ensure that remuneration packages properly reflect the duties and responsibilities of the senior executives and are sufficient to attract, retain and motivate personnel of the requisite quality. The policy focuses on creating value for shareholders by rewarding senior employees based on enhancement of shareholder value through improvements in Economic Value Added™ (EVA™).

        There are three components to executive remuneration packages, a fixed component and two variable or "at risk" components; short-term incentive (STI) and long-term incentive (LTI). The fixed reward is generally targeted to the market median levels being paid in the finance industry in the relevant markets in which ANZ operates. The STI and LTI components are based on performance and reflect achievements against agreed key result areas and competencies.

        A detailed discussion on executive remuneration and a table setting out the remuneration of senior officers of the Company can be found on page 100.

Company Policies

        The Board has approved and adopted policies to apply to employees within the Group. Summaries of the policies can be found on www.anz.com.

Code of Conduct for Directors and Code of Conduct for Employees

        These policies set out the ethical standards expected of directors and employees. The codes require that directors and employees adhere to the law, that they disclose their own relevant interests, that they act in the best interest of the Group and that they act honestly and ethically in all their dealings. The policies also cover such matters as the confidentiality of information, acceptance of gifts or entertainment and use of ANZ goods, services and facilities.

Market (Information) Disclosure Policy (reviewed and updated in 2002)

        ANZ is committed to achieving best practice in the area of market disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ's activities to shareholders and the market. It is important that all shareholders have an equal opportunity to receive or obtain information issued by ANZ. This policy covers announcements that must be lodged with stock exchanges as well as announcements and presentations made to analysts, investors and the media. It requires that once material information is disclosed to the relevant stock exchanges, it will be placed on www.anz.com.

Share Trading Policy (reviewed and updated in 2002)

        The policy covers trading in ANZ securities by directors and all employees as well as contractors and consultants engaged by ANZ. The Share Trading Policy prohibits trading for all persons aware of unpublished ANZ price sensitive information. In addition, it specifically prohibits trading by directors, certain employees, contractors and consultants working in specific areas of the Company during blackout periods. There are two blackout periods each year, covering approximately six weeks leading up to the day after the announcement of the half year and full year results.

Employee Indemnity Policy

        This policy provides that the Company will indemnify employees against any liability incurred in carrying out their roles subject to certain requirements being met.

Serious Complaints Process (approved in 2002)

        ANZ has a history of implementing policies and procedures consistent with responsible and well-managed business practices. The Serious Complaints Process is an additional mechanism by which ANZ staff, contractors and consultants may voice concerns they have regarding any potential malpractice or impropriety that they find within ANZ. It is intended to operate as a last resort and requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith.

Relationship with the External Auditor

        As highlighted on page 90, the Audit Committee policy on non-audit services states the audit-related and some non-audit services that may be conducted by ANZ's external auditor. It sets in place a formal approval process regarding the provision of non-audit services, which are only considered where they are not perceived to be in conflict with the role of auditor. This approval process is the responsibility of the Audit Committee.

Significant Accounting Policies

        Details of the significant accounting policies and any changes in accounting policies made since the date of the last Annual Report are set out in the Financial Report and on www.anz.com.

Group (Internal) Audit

        Group Audit provides independent assurance that the design and operation of the risk and control framework across the Company is effective. The internal audit function operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Company. The Group General Manager Audit reports to the Chairman of the Audit Committee.

        A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Group Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities, including APRA. Group Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

Political Donations

        In Australia in the year to September 2002, ANZ donated $150,000 to the Liberal Party and $75,000 to the Labor Party.

Directors' Meetings

        The number of Board meetings and Committee meetings held during the year, and attended by each director are set out in the following table:

	Board		Risk Management		Audit		Human Resources(3)		Executive Committee		Shares Committee		Committee of the Board		Nominations & Corporate Governance Committee		Compensation Committee(4)
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
C B Goode	10	10	9	8	8	8	2	2	7	7	7	7	7	7	1	1	1	1
J C Dahlsen	10	9	9	7	8	8	—	—	3	3	—	—	—	—	1	1	1	1
R S Deane(1)	10	10	9	6	—	—	—	—	—	—	—	—	—	—	—	—	1	1
J K Ellis	10	10	9	9	—	—	2	2	—	—	3	3	1	1	—	—	1	1
D M Gonski(2)	7	6	7	6	—	—	—	—	—	—	—	—	—	—	1	1	1	1
M A Jackson	10	10	6	5	8	8	—	—	3	3	—	—	1	1	1	1	1	1
J McFarlane	10	10	9	7	—	—	2	2	7	7	1	1	6	6	—	—	1	1
B W Scott	10	10	6	5	8	8	2	2	—	—	7	7	—	—	1	1	1	1

Column A—Indicates the number of meetings the Director was eligible to attend

Column B—The number of meetings attended. The Chairman is an ex-officio member of all Board Committees

(1)
New Zealand resident

(2)
Appointed 7 February 2002

(3)
Disbanded 31 March 2002

(4)
Formed 1 July 2002

Directors' Shareholdings

	Beneficially held
			Non-beneficially held Shares
	Shares(1)	Options(2)
C B Goode	218,779	—	143,986
J C Dahlsen	83,400	—	8,500
R S Deane	75,000	—	—
J K Ellis	57,601	—	—
D M Gonski	2,000	—	—
M A Jackson	73,406	—	—
J McFarlane	1,132,370	2,500,000	—
B W Scott	69,982	—	—

Total	1,712,538	2,500,000	152,486

(1)
Shares include deferred shares

(2)
750,000 options are exercisable at $11.49 from 31 December 2002 to 31 December 2004 inclusive, 750,000 options are exercisable at $14.78 from 31 December 2003 to 31 December 2004 inclusive and 500,000 options are exercisable at $17.20 from 31 December 2004 to 31 December 2005 inclusive; however, the options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period. 500,000 options are exercisable at $17.52 from 31 December 2003 to 31 December 2007 inclusive; however, one half of the options may be exercised only if the ANZ Total Shareholder Return ("ANZTSR") calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (formerly the Accumulated Banking and Finance Index) over that same period; the other half of the options may be exercised only if the ANZTSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

Term of Directors

        The directors have the power to appoint any person to be a director either to fill a casual vacancy or as an additional director. Any director so appointed may hold office only until the next Annual General Meeting when he/she shall be eligible for re-election. At each Annual General Meeting one-third (or the number nearest to but not greater than one-third) of the directors (excluding the Managing Director) retire from office and are eligible for re-election. No director, other than the Managing Director, may hold office for more than three years or after the third Annual General Meeting following his/her appointment, whichever is the longer, without submitting himself/herself for re-election. Directors must retire upon attaining the age of 70 years, with the exception of the Chairman who may remain in office as a director until the conclusion of the Annual General Meeting next following his/her attaining of the age of 70 years, or if appointed as a director after 1992, after a term of 15 years service.

Directors' Benefits

        No director has, during or since the end of the year ended September 30, 2002, received or become entitled to receive a benefit from ANZ other than:

  (a)
  a benefit included in the aggregate amount of emoluments received, or due and receivable, by directors as shown in Note 53 to the Financial Report; or

  (b)
  the fixed salary of a full-time employee of the Company, or an entity controlled by the Company, or a body corporate that was related to the Company at a relevant time; or

  (c)
  loans or financial instrument transactions which are made lawfully and occur either at arm's length or with the approval of a general meeting.

United States Sarbanes-Oxley Act of 2002

        The Sarbanes-Oxley Act of 2002 ("the S-O Act") was signed into law on 30 July 2002. As we are registered with The United States Securities and Exchange Commission (The SEC), we are subject to the provisions of this Act.

        The SEC is to formulate rules to implement many of the S-O Act provisions. At present, many of these rules have not been finalized or issued. However we do not expect the S-O Act to have a material impact on our operations.

        The next section considers certain requirements of the S-O Act, and our position in relation to those requirements.

Service's outside the scope of practice of auditors

        The S-O Act prohibits the external auditor of our Group from providing certain non-audit services to the company. The Audit Committee of our Board announced, in April 2002, a policy on the provision of audit-related and non-audit services. The policy lists services which may be perceived to be in conflict with the role of the auditor, and precludes the external auditor from providing such services. Our policy also requires the Audit Committee to approve in advance any non-precluded, non-audit services' provided by the external auditor.

        Our policy on non-audit services is generally aligned to the requirements of the S-O Act.

Audit Committee Independence

        The S-O Act requires that each member of our Audit Committee is a member of our Board of Directors, and meets the criteria for independence.

        Our Board has reviewed the independence criteria in the S-OAct, and determined that each non-executive director is independent. The Audit Committee is composed solely of non-executive directors.

Complaints

        As required by the S-O Act, the Audit Committee has established a policy and procedures which provides a mechanism by which ANZ staff, consultants and contractors may voice concerns regarding questionable accounting or auditing matters.

Work of External Auditor

        Our Audit Committee is directly responsible for the appointment, remuneration and oversight of the external auditor.

Responsibility for Financial Reports

        As required by the S-O Act, our CEO and CFO have certified the 20-F filing. This certification follows an audit of the disclosure controls and procedures, and of the financial controls. The audit was conducted by the Group's internal audit function during September and October 2002. A report on the findings of this audit was presented to the Audit Committee and to the external auditor.

Share Trading Policy

        The share trading policy adopted by the Group specifically prohibits trading by directors, certain employees, contractors and consultants working in specific areas of the Group during black out periods. The Group's policy is consistent with the S-O Act.

Off-balance sheet transactions

        The SEC has recently issued proposed rules on disclosure of off-balance sheet transactions necessary to meet the S-O Act requirements.

        The proposed rules seek increased levels of disclosures on the existence and implications of off-balance sheet arrangements. The Critical Accounting Policies section of the Financial Review contains information of the nature described in the proposed rule in relation to the Group's off-balance sheet activities.

Code of Ethics for Senior Financial Officers

        ANZ's Code of Conduct for Employees applies to all employees. The code requires employees to act honestly and ethically in all their dealings.

Audit Committee Financial Expert

        The SEC has recently issued proposed rules on the definition and disclosure matters related to the Audit Committee Financial Expert section of the S-O Act. With reference to the proposed rules the Board of Directors has assessed the qualifications and experience of Audit Committee members and determined that a financial expert is included within its membership.

Senior Management

        At the date hereof the executive officers of ANZ were:

Executive Officers	Position held	Year appointed to position	Year joined Group
J. McFarlane	Chief Executive Officer 29 years in the Banking and Financial Services industry	1997	1997
D.L. Boyles	Group Managing Director, Technology and Services 20 years of senior management experience in Technology and Operations	1998	1998
G.J. Camm	Managing Director, New Zealand 30 years experience in Retail Financial Services, Securitization and Insurance	2002	1989
C.J. Cooper	Managing Director, Mortgages 24 years experience in the Financial Markets world-wide	2002	1994
R.A. Davis	Head of Customer Origination and Structuring 23 years experience in International Banking	2002	1999
M.J. Domann	Group General Manager Audit 20 years experience in Banking, Financial Services and Auditing	2000	1998
R.J. Edgar	Managing Director, Global Institutional and Investment Banking 25 years experience in Financial Services and Banking	2002	1984
S.A. Freeman	Group General Manager, People Capital 24 years experience in Human Resources, including Industrial Relations	2001	2001
E. Funke Kupper	Managing Director, Personal Banking Wealth Management Australia 7 years experience in Financial Services, covering Risk Management, International and Retail Banking	2001	1995
B.C. Hartzer	Managing Director, Consumer Finance 10 years experience in Strategic Consulting to the Financial Services industry and 3 years managing a global credit card business	1999	1999
P.J. O. Hawkins	Group Managing Director, Group Strategic Development Over 30 years experience in International and Commercial Banking	2002	1971
G.K. Hodges	Managing Director, Corporate and Small to Medium Business Australia 25 years experience across Corporate Banking and Government	2001	1991
K.M. Lawrence	Group General Manager, Risk Management 15 years Senior Management experience in Risk Management in the Financial Services and Banking Industry	1999	1999
P.R. Marriott	Chief Financial Officer 23 years experience in International Banking, Finance and Auditing	1997	1993

G.D. Miller	Managing Director, Major Investment Programs 35 years in various roles including International, Corporate and Investment Banking, plus management of major investment projects	2002	1968
T.A. Paine	Group General Counsel (Acting) 10 years experience as a lawyer in the Financial Services industry	2002	1992
E.M. Proust	Managing Director, Asset Finance Over 15 years senior management experience in major public and private sector organizations, and Financial Services and Banking	2002	1998

        There are no family relationships between or among any of the directors or executive officers.

Employment Contracts

        Arrangements or undertakings between executive officers and ANZ are covered by an employment agreement under which remuneration is at such rates and terms as ANZ shall determine from time to time.

Compensation of Directors and Senior Management

        The Compensation Committee recommends to the Board fees for the Chairman or other non-executive directors, after receiving independent external advice. Non-executive directors fees are within the limit agreed to by shareholders at the Annual General Meeting held on December 13, 2002, and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters. Regard is also given to the levels of fees paid to nonexecutive directors in comparable companies.

        The aggregate compensation paid by ANZ during the year September 30, 2002 to all directors and executive officers (23 persons) was $18.9 million. The aggregate amount set aside by ANZ for the year ended September 30, 2002 to provide persons and other retirement or superannuation benefits for such directors and executive officers was $0.5 million.

Non-Executive Director Emoluments

	Fees Paid
Amounts in $	Cash	Value of deferred shares(1)	Subsidiary Board		Committee Chairman's fee	Retirement Benefit	Superannuation contributions	Total
Non-executive directors
C B Goode (Chairman)	76,000	274,000	—		—	—	9,468	359,468
J C Dahlsen	110,000	—	—		17,500	—	9,464	136,964
R S Deane	110,000	—	93,744	(3)	—	—	8,954	212,698
J K Ellis	89,000	21,000	—		17,500	—	9,464	136,964
D M Gonski(2)	71,194	—	17,747		—	—	6,556	95,497
M A Jackson	110,000	—	5,824		—	—	9,309	125,133
B W Scott	83,748	26,252	—		13,750	—	9,464	133,214
G K Toomey(4)	—	—	—		—	98,090	—	98,090

Total	649,942	321,252	117,315		48,750	98,090	62,679	1,298,028

(1)
Participation in Directors' Share Plan. Value of shares at the date they were purchased on market

(2)
Appointed 7 February 2002

(3)
Fees paid in NZ$ converted at average exchange rate of 1.20

(4)
Resigned 8 October 2001

Executive Emoluments
Cash and benefits

			Annual Compensation and Short Term Incentive
Amounts in $	Salary or fees	Benefits(1)	Performance Related Cash component	Bonus(2) Deferred shares	Superannuation contributions	Total
J McFarlane (Managing Director)	1,419,462	—	—	1,398,520	80,538	2,898,520
D L Boyles	654,189	8,227	220,355	318,645	37,584	1,239,000
G Branston(3)	469,760	25,973	458,891	639,021	—	1,593,645
E Funke Kupper	658,446	3,970	261,865	369,135	37,584	1,331,000
P J O Hawkins	705,761	3,970	213,198	295,802	40,269	1,259,000
P R Marriott	658,446	3,970	256,671	359,329	37,584	1,316,000

(1)
Benefits include the provision of housing, cars and parking, private health insurance, subsidized loans and certain other expenses

(2)
Deferred Shares are held in trust for up to 10 years and are restricted for one and three years. Subject to the Board determining otherwise the shares are forfeited if the recipient leaves the Group within the restricted period for reasons other than retirement, retrenchment, death or disablement. These shares are issued at the 5 day weighted average price up to and including the date of issue.

(3)
Conversion rate of GBP @ 0.3621

Long Term Incentive

	Options granted(4)(5)
	Type I(6)(7)			Type II(8)
Value $	Number Issued	Date	Exercise Price $	Number Issued	Date	Strike Price $
J McFarlane (Managing Director)
Initial contract approved 1999 AGM(9)	500,000	31.12.2001	17.20
New contract approved 2001 AGM(10)	500,000	31.12.2001	17.52
D L Boyles	70,000	24.04.2002	18.75	140,000	24.10.2002	18.06
G Branston	113,100	24.04.2002	18.75	28,600	24.10.2002	18.06
E Funke Kupper	57,000	24.04.2002	18.75	131,000	24.10.2002	18.06
P J O Hawkins	54,000	24.04.2002	18.75	87,000	24.10.2002	18.06
P R Marriott	70,000	24.04.2002	18.75	153,000	24.10.2002	18.06

(4)
All options expire seven years from the date of grant except for J McFarlane's which expire four years and six years respectively from the date of grant. These options are exercisable between three and seven years of the date of grant if certain performance conditions are met. Each option entitles the holder to purchase one ordinary fully paid share in the company. Estimated values calculated using a modified Black Scholes model, per option, at the dates of issue, were: $2.68 (31 December 2001), $2.95 (24 April 2002), $1.10 (24 October 2002, index linked).

(5)
Subject to the Board determining otherwise the options are forfeited if the recipient leaves the Group prior to them becoming exercisable for reasons other than retirement, retrenchment, death or disablement. The number of options issued under long term incentive arrangements is predicated on a market competitive assessment of long term compensation benchmarks. In the event of retirement,retrenchment, death or disablement the release of options will be pro-rated for those issued on or after 24 April 2002.

(6)
All Type I options issued except for the first series issued to J McFarlane may be exercised only if the ANZ Accumulation Index over the period from the date of grant to the last trading day of any month occurring during the relevant measurement period equals or exceeds (for 50% of the options issued) the S&P/ASX 100 Accumulation Index and (for the remaining 50% of the options issued) the S&P/ASX 200 Banks (Industry Group) Accumulation Index, both calculated over the same period.

(7)
J McFarlane's first series of options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the S&P/ASX 100 Accumulation Index calculated over the same period.

(8)
Type II options have a dynamic exercise price. The final exercise price will be the initial strike price indexed by the change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index excluding ANZ. These options cannot be exercised if the exercise price falls below the original issue price.

(9)
Exercisable from 31 December 2004, subject to the performance conditions being met.

(10)
Exercisable from 31 December 2003, subject to the performance conditions being met.

	Deferred Shares(11)
	Number	Value $
J McFarlane (Managing Director)	—	—
D L Boyles	14,000	256,635
G Branston	2,700	49,452
E Funke Kupper	12,500	228,855
P J O Hawkins	9,500	174,468
P R Marriott	14,800	271,083

(11)
Deferred shares are held in trust for up to 10 years and are restricted for three years. Subject to the Board determining otherwise the shares are forfeited if the recipient leaves the Group within the restricted period for reasons other than retirement, retrenchment, death or disablement. The number of shares issued under long term incentive arrangements is predicated on a market competitive assessment of long term compensation benchmarks. These shares have an additional restriction, ie. the entitlement will only vest in the event of individual performance conditions being met. In the event of retirement, retrenchment, death or disablement the release of long term incentive shares will be pro-rated.

Employees

        At September 30, 2002 ANZ employed 22,482 (2001: 22,501) people worldwide on a full-time equivalent basis ("FTEs"), of which 21,380 were permanent employees and 1,102 were temporary. There were 15,879 FTEs in Australia at September 30, 2002 compared with 16,152 FTEs at September 30, 2001 (refer to table below).

        Approximately 40% of employees in Australia are members of the Finance Sector Union of Australia. ANZ has a specific industrial award that contains terms and conditions of employment that apply in differing degrees to all ANZ staff. The award is supplemented by a collective enterprise bargaining agreement and in addition the majority of management staff are covered by an individual common law contract of employment.

        Under enterprise bargaining in Australia, terms and conditions of employment, including salaries, are dependent on agreements negotiated between unions and management. The Australian Industrial Relations Commission has the power to ratify these agreements and ensure legally enforceable minimum conditions of employment are retained.

        ANZ's current Australian collective enterprise bargaining agreement was entered into in August 1998 and continues to legally operate despite passing its nominal expiry date of February 2001. ANZ paid a 4% salary increase to most pre-management staff in July 2002 and have advised that another pay review will take place in July 2003.

        ANZ has 9 superannuation/pension plans worldwide. Notes 49 and 55 to the Financial Statements give further detail on ANZ's superannuation commitments.

        ANZ also provides loans at concessional rates to eligible employees and senior management but excluding executives and directors.

Staff Numbers September 30	Sep 02	Sep 01	Movement
Personal Banking and Wealth Management	8,917	9,283	-4%
Corporate Businesses	2,207	2,268	-3%
Investment Banking	1,034	1,068	-3%
Consumer Finance	1,156	1,070	8%
Mortgages	1,048	903	16%
Asset Finance	1,303	1,270	3%
Small to Medium Business	1,265	1,171	8%
Group Treasury	46	45	2%
Corporate Centre	5,506	5,423	2%

	22,482	22,501	0%

Australia	15,879	16,152	-2%
New Zealand	3,698	3,683	0%
Overseas Markets	2,905	2,666	9%

	22,482	22,501	0%

        The ANZ Employee Share Acquisition Plan was approved by shareholders at ANZ's Annual General Meeting on January 21,1998. At the invitation of ANZ, the Plan allows for permanent employees who have had continuous service for one year with ANZ, to each be issued with up to A$1,000 worth of ANZ shares each year at no cost to the employee. The first offer to employees under the Plan was made on November 30, 1998. Subsequent offers have been made in 1999, 2000, 2001 and 2002. The Plan also includes a section that allows for the issue of deferred shares to selected employees in lieu of cash bonuses.

        The ANZ Share Option Plan provides benefits, in the form of share options, to selected employees. From October 2002, only "Indexed-linked" options will be issued to executives, the strike price of which will be indexed by the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). This indexation will ensure that executives will only be rewarded for the outperformance of ANZ's share price over and above the movement in the above Index.

        More detailed information regarding ANZ's employee share and option plans, remuneration of directors and remuneration of executives is contained in Notes 51, 53 and 54 respectively to the 2002 Financial Report.

Item 7:    Major Shareholders and Related Party Transactions

Major Shareholders

        We are not directly or indirectly owned or controlled by another corporation or any foreign government. At December 2, 2002 we know of no person who is the beneficial owner of more than 5% of our ordinary shares.

        The following table identifies the shareholders which, at December 2002, 2001 and 2000 were registered as holding 3% or more of our issued ordinary shares:

Shareholder(1)	Number of Shares Held	% of Total
December 2, 2002
J PMorgan Nominees Australia Ltd	211,127,137	14.01
National Nominees Ltd	193,410,333	12.83
Westpac Custodian Nominees Ltd	141,693,653	9.40
December 3, 2001
Chase Manhattan Nominees Ltd	250,022,135	16.77
National Nominees Ltd	162,024,599	10.87
Westpac Custodian Nominees Ltd	138,320,467	9.28
December 1, 2000
Chase Manhattan Nominees Ltd	258,976,108	17.2
National Nominees Ltd	150,547,909	10.0
Westpac Custodian Nominees Ltd	107,616,144	7.2

(1)
The nominee companies indicated hold shares on behalf of other beneficial owners none of which are to our knowledge beneficially entitled to more than 5% of our ordinary shares

        At December 2, 2002, there were no entries in the Register of Substantial Shareholdings (5% or more of the votes attached to voting shares).

        At December 2, 2002, 1,507,240,244 ordinary shares representing 95.90% of our total ordinary share capital were held by 185,784 record holders with registered addresses in Australia.

        The following table outlines the total number of ordinary shares and share options in ANZ owned by our directors and executive officers as at December 2, 2002:

Title of Class	Identity of Group	Amount of Shares/Options Owned	% of Class
Ordinary shares—fully paid	Directors and Executive Officers (24 persons)	5,170,197	0.34
Share options over ordinary shares	Directors and Executive Officers (17 persons)	8,607,190	24.51

        As at December 2, 2002, no individual director or executive officer beneficially owned more than 1% of the outstanding share capital of the Company.

        The acquisition of shares in Australian companies by foreign interests is regulated by the Foreign Acquisitions and Takeovers Act 1975 (the "Foreign Takeovers Act"). The Foreign Takeovers Act applies to any acquisition or issue of shares which results in either:

  (a)
  a foreign person and its associates being in a position to control 15% or more of the voting power or hold any legal or equitable interest in 15% or more of the issued shares; or

  (b)
  two or more foreign persons and their associates being in a position to control 40% or more of the voting power or hold any legal or equitable interest in 40% or more of the issued shares.

        In either of these cases, the Federal Treasurer may prohibit the acquisition if it would be contrary to the Australian national interest.

        The Financial Sector (Shareholdings) Act 1998 prohibits a person, or two or more persons under an arrangement, from acquiring shares in a financial sector company if the acquisition would result in a person holding a stake in the company of more than 15%. However, the Federal Treasurer may grant approval to a person to hold a stake of greater than 15% but only if satisfied that it is in the Australian national interest. No such approvals have been granted in respect of our shares.

        Any person acquiring voting shares in a company is subject to the control of the acquisition of shares provisions contained in Chapter 6 of the Australian Corporations Act 2001 ("Corporations Act"). Subject to certain limited exceptions, Section 606 of the Corporations Act prohibits a person from acquiring shares in a company if:

  (a)
  the person is entitled to less than 20% of the voting power in the company and would immediately after the acquisition be entitled to more than 20% of the voting power in the Company; or

  (b)
  the person is entitled to 20% or more but less than 90% of the voting power in the company and would immediately after the acquisition be entitled to a greater percentage of the voting power in the company.

        One of the exceptions to Section 606 is that the law will allow a person who has been entitled to voting power in the company of at least 19% for at least six months to acquire an additional 3% of the company's voting power in any six month period.

        For the purposes of the Corporations Act, a person's voting power in a company is the total number of votes attached to voting shares in respect of which the person and its associates (which are broadly defined) have a relevant interest (which is also broadly defined) as a proportion of the total number of votes attached to all voting shares in the company.

Related Party Transactions

        All related party loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and entities, and did not involve more than the normal risk of collectability or present other unfavourable features.

        More detailed information regarding related party disclosures is contained in Note 52 to the Financial Report.

Item 8:    Financial Information

        For financial information refer to Attachment.

Legal Proceedings

        Companies within the Group are defendants from time to time in legal proceedings arising from the conduct of their businesses. For further information see Note 48 of the Financial Report "Contingent Liabilities and Credit Related Commitments". The ANZ does not believe the outcome of any current proceedings, either individually or in aggregate, are likely to have a significant effect on the Group's financial position.

Dividend Distribution Policy

        The Board of Directors of the Company will determine and declare the amount and timing of dividend distributions to shareholders based on the financial performance and financial position of the Company.

Item 9:    The Offer and Listing

        Our principal ordinary share listing and quotation is on the Australian Stock Exchange Limited (the "Australian Stock Exchange"). Our ordinary shares are also quoted on the New Zealand Stock Exchange.

  American Depositary Receipts

        Our ordinary shares are traded in the United States by means of American Depositary Receipts ("ADRs"). We entered into a Deposit Agreement dated December 9, 1988 with The Bank of New York. The Bank of New York, acting as depositary, issues ADRs. Each ADR represents an American Depositary Share ("ADS"), which in turn represents five ANZ ordinary shares. This agreement was amended to permit listing of the ADRs on the New York Stock Exchange, Inc. ("NYSE"), and on December 6, 1994 trading of the ADRs commenced on the NYSE. At December 2, 2002, 1,724,543 ADRs representing 8,622,715 or 0.55% of our ordinary shares were outstanding and there were 339 record holders of ADRs.

        The following table sets out, for the calendar periods indicated, the high and low market quotations for both our ordinary shares as reported by the Australian Stock Exchange and our ADRs as quoted on the NYSE.

		Per Ordinary Share (A$)		Per ADR (US$)
Year ended		High	Low	High	Low
1998	September	11.88	8.45	41.63	24.38
1999	September	12.45	8.58	40.38	25.25
2000	September	13.46	12.20	38.56	34.06
Quarter ended
2000	December	15.41	13.20	41.50	35.37
2001	March	16.08	13.44	42.30	33.25
	June	16.95	13.44	43.45	33.30
	September	17.47	13.97	45.40	34.80
	December	18.72	15.92	48.60	39.80
2002	March	18.61	17.02	47.83	44.10
	June	20.60	17.49	57.90	46.70
	September	19.63	16.92	54.25	45.85
Month ended	June	20.60	19.09	57.90	54.25
	July	19.35	16.92	54.25	45.55
	August	19.05	17.10	52.12	46.15
	September	19.63	17.52	53.75	48.00
	October	18.98	16.84	53.15	46.83
	November	19.02	17.91	53.00	52.66

  Capital Securities

        On March 4, 1993, we completed an underwritten public offering in the United States of US$258.8 million (aggregate principal amount) of 9 1/8% Capital Securities ("Capital Securities"). Our Capital Securities are listed on the NYSE, which is the principal market in the United States for the trading of the Capital Securities.

        Our Capital Securities are represented by certificates deposited with, and registered in the name of, The Depositary Trust Company ("DTC"), as Depositary, or its nominee. DTC is the sole record holder of the Capital Securities and ownership of interests in such Capital Securities are shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC and its participants.

        The following table sets out the high and low market quotations per US$25 principal amount of Capital Securities as quoted on the NYSE.

Year ended		High	Low
1998	September	28.250	26.130
1999	September	28.030	26.130
2000	September	26.440	22.000
Quarter ended
2000	December	26.060	24.800
2001	March	27.220	25.380
	June	26.990	25.750
	September	27.290	25.970
	December	27.150	25.930
2002	March	27.150	25.650
	June	27.220	25.750
	September	27.290	25.930
Month ended	June	26.640	25.900
	July	26.270	25.720
	August	26.440	25.900
	September	26.520	25.640
	October	26.100	25.700
	November	26.100	25.610

Preference Shares

        We have issued 124,032,000 fully paid non-converting non-cumulative preference shares for US$6.25 per share raising capital of US$775 million via two1 Trust Securities Issues.

			Trust distribution
Date of issue	Number of shares	Price (US$)	Capital (US$)	per annum	Maturity
September 23, 1998	64,016,000	6.25	400 million	8.00%	2047
November 19, 1998	56,016,000	6.25	350 million	8.08%	2048
November 24, 1998(1)	4,000,000	6.25	25 million	8.08%	2048

(1)
On November 24, 1998 the underwriters exercised an option on the November 19, 1998 issue resulting in a further 4,000,000 shares being issued, giving a total of 60,016,000 shares issued for US$375 million.

        The Trust Securities are mandatorily exchangeable for the preference shares issued by us and carry an entitlement to a non-cumulative trust distribution per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carry no present entitlement to dividends. Distributions to investors in the Trust Securities are funded by income distributions made by the Group.

        Upon maturity of the Trust Securities, investors will mandatorily exchange the Trust Securities for the preference shares and thereupon the preference shares will carry an entitlement to non-cumulative dividends at the Trust distribution rate payable quarterly in arrears. The mandatory exchange of Trust Securities for preference shares may occur earlier at our option or in certain specified circumstances including default, breach of APRA capital adequacy limits and appointment of a liquidator.

        With the prior consent of APRA, the preference shares are redeemable at our option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities will cease on redemption of the preference shares.

        The transaction costs arising on the issue of these instruments were recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

Item 10:    Additional Information

Exchange Controls and Limitations Affecting Security Holders

        There are currently no Australian Exchange Control regulations in force which restrict the payment of dividends, interest or other remittances to holders of our securities, other than in relation to holders who are among or are connected with the following countries or groups:

  (a)
  Iraq;

  (b)
  the Taliban (which also calls itself the Islamic Emirate of Afghanistan), Osama bin Laden, Al Qa'ida and associated persons and entities and any other person or entity identified by the United Nations or the United States as terrorists or their sponsors;

  (c)
  the National Union of the Total Independence of Angola (UNITA);

  (d)
  the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Bank of Yugoslavia, Narodna Bank Jugoslavije (including Banque Nationale de Yugoslavie) and certain other persons listed in the relevant instrument issued by the Reserve Bank of Australia as known supporters of the former Milosevic regime of the Federal Republic of Yugoslavia;

  (e)
  any person or entity mentioned in paragraph 4(b) of Resolution 1267 (1999) of the Security Council of the United Nations;

  (f)
  any person or entity mentioned in paragraph 8(c) of Resolution 1333 (2001) of the Security Council of the United Nations or any list maintained thereunder;

  (g)
  any person or entity mentioned in paragraph 1(c) of Resolution 1373 (2001) of the Security Council of the United Nations;

  (h)
  certain members of the Government of Zimbabwe as listed by the Reserve Bank of Australia from time to time; and

  (i)
  certain other persons and entities suspected of terrorist activities listed by the Australian Government from time to time, at the following URL: www.dfat.gov.au/icat/freezing terrorist assets.html which categories are referred to below as "Proscribed Entities"

        Certain payments in or from Australia to, by the order of, on behalf of, for credit of, or relating to the property, security of funds belong to or controlled by or payments to Proscribed Entities cannot be made without the specific approval of the Reserve Bank of Australia, and in the case of the Taliban, only in accordance with an authorization of the United Nations Committee established under paragraph 6 of the United Nations Security Council Resolution No.1267.

        Payments in or from Australia to, by order of, on behalf of, for credit of, or relating to the property, security or funds belonging to or controlled by or payments to Osama bin Laden, Al Qa'ida and associated person and entities may not be made under Australian law.

        Australian law and our Constitution do not limit the right of a holder of an ANZ issued debt security who is not an Australian resident to hold such securities nor do they limit the exercise of any voting rights save in the case of Proscribed Entities.

Taxation

        The following discussion is a summary of the Australian taxes generally applicable to United States (US) holders of ADRs or Capital Securities. The summary does not purport to be complete technical analysis, and does not address the Australian taxes applicable to special classes of US holders. Except as otherwise noted, the statements of Australian tax laws as of the date of this Annual Report, including the Australian/United States income tax conventions in force and are subject to any changes in law occurring after that date.

ADRs—Australian taxation

Distributions

  •
  In accordance with Article 10(2) of the Australia/United States income tax convention, dividends derived by a non-resident of Australia who is a resident of the US may be taxed in Australia. The tax is limited to 15% of the gross amount of the dividends (unless the dividend is attributable to a permanent establishment or fixed base in Australia, in which case, a 30% rate may apply). However in some instances withholding tax may not apply (refer to the following paragraphs).

  •
  Australia and the United States have recently agreed, subject to ratification formalities of both countries, to generally reduce the withholding rate limit for dividends to 5% for holders of more than 10% of shares in a company and 0% for 80% holders. In all other cases, the 15% rate limit will continue to apply. The earliest these withholding rate changes could take effect is 1 July 2003.

  •
  The Australian Government introduced a dividend imputation system, effective from July 1, 1987. The basis of the system is that Australian tax paid by an Australian resident company on its income is allocated to stockholders by means of imputation credits attached to the dividends they receive. Such dividends are known as franked dividends. For Australian resident individual and institutional stockholders, the imputed tax credits are available to apply against the tax liability which arises on their assessable income (or in the case of a resident corporate shareholder, to be allocated to its own shareholders).

  •
  To the extent that a dividend paid by an Australian resident company and derived by US residents is franked, the dividend will not be subject to Australian dividend withholding tax. In this case, no separate credit or refund for the attached imputation credit is available.

  •
  The Australian dividend imputation system has been amended effective from July 1, 2002. The amending legislation does not materially change the tax outcomes described above. However, subject to certain constraints, it provides some flexibility for an Australian resident company to choose the level to which a dividend is franked.

  •
  The Australian tax rules require taxpayers to hold shares "at risk" for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares "at risk" is currently 45 days, but the Government is considering a proposal to reduce the minimum period. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined "small" transactions.

  •
  There is a similar system by which unfranked dividends paid to non-resident shareholders may be exempt from dividend withholding tax if it is specified that the dividends are paid by Australian resident companies out of its Foreign Dividend Account ("FDA"). The FDA is used to capture certain types of foreign source dividend income derived on or after July 1, 1994 from offshore subsidiaries. Dividends paid out of the FDA qualify for the dividend withholding tax exemption. It is not mandatory for Australian resident companies receiving eligible foreign source dividends to maintain a FDA. The Australian Government has previously announced an intention to consider replacing the FDA by a Foreign Income Account ("FIA") which will allow all types of foreign source income to be FDA eligible (not just foreign source dividend income).

    The proposal has now been deferred indefinitely and will be considered as part of the Review of International Taxation Arrangements currently being undertaken by the Australian Government.

  •
  ANZ dividends have recently been fully franked or paid from the FDA and, therefore, there has not been any withholding tax withheld on dividends paid to non-resident shareholders. However, ANZ does not guarantee the level to which future dividend payments will be franked or whether they will be sourced from its FDA.

    Consequently, the portion of the dividend paid to US residents which is not franked nor sourced from an FDA by an Australian resident company will be subject to Australian dividend withholding tax as above. The payment of unfranked dividends (other than those paid out of an FDA) to a US resident is made net of the withholding tax. The Australian income tax legislation does not allow shareholders to elect to be paid dividends on a franked or an unfranked basis.

  •
  With effect from 1 July 2001, new legislation classifies interest as either equity or debt. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. ADR's would be classified as equity on the basis that the return is contingent on ANZ's performance or at the discretion of ANZ.

Dispositions

  •
  A US resident enterprise which is a non-resident of Australia would not generally be liable to income tax on sale of shares by virtue of Article 7 of the Australia/United States income tax convention, as long as the sale was not attributable to a permanent establishment in Australia.

  •
  US resident holders who are non-residents of Australia would not generally be subject to Australian capital gains tax except in the circumstances described below.

  •
  Generally speaking, shares or rights to acquire shares in Australian resident public companies sold by US residents are exempt from capital gains tax in Australia. However, in accordance with Section 136-25 of the Australian Income Tax Assessment Act 1997, the disposal of such shares or rights shall be held to have the necessary connection with Australia and subject to capital gains tax if they have at any time been used by the taxpayer in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia. Capital gains tax will also apply where the sale of shares or rights in an Australian resident public company has occurred where the vendor and the vendors'associates held 10% or more of the issued capital of the Company any time within 5 years prior to the time of sale. The Australian Taxation Office takes the view that profits taxed under the capital gains tax regime are not entitled to the protection of Article 7 of the Australia/United States Income Tax Convention

  •
  In those applicable circumstances as referred to in the preceding paragraph, Australian capital gains realized on the disposal of assets acquired after September 19, 1985 are taxed at ordinary tax rates. The basis of calculating any taxable capital gains has been amended effective September 21, 1999. The taxable capital gain is still based on the excess of the disposal proceeds (or value, in certain non arms-length transactions) over "cost" of the asset, however the basis of establishing "cost" has been amended. Capital losses continue to be available for offset only against capital gains.

    Prior to September 21, 1999 if the asset was held for a period in excess of 12 months the original cost (plus certain costs of acquisition) was indexed by the Australian inflation rate. Effective September 21, 1999, indexation of the cost base has been frozen at September 30, 1999. The calculation of the "cost" of the asset depends on whether the assets are acquired before or after September 21, 1999 and whether the taxpayer is an individual or a company.

    For assets acquired on or before September 21, 1999 and held for at least one year, companies are taxed on the whole difference between the disposal price and the frozen indexed cost base. Individual tax payers, trusts and certain superannuation funds have the choice of calculating the taxable capital gain on either:

    —
    half the realized nominal gain (or two-thirds for certain superannuation funds); or

    —
    the whole difference between the disposal price and the frozen indexed cost based.

    —
    For assets acquired after September 21, 1999, companies are taxed on nominal gains but individuals, trusts and certain superannuation funds will be taxed on half (two-thirds for some superannuation funds) the difference between the disposal price and the original cost if the assets are held for at least one year.

    If the individual is taxed or chooses to be taxed on half the nominal gain, any available capital losses will be applied against the full nominal capital gains. If the individual chooses the indexation option, capital losses will be applied against the real gains with indexation frozen up to September 30, 1999. Individuals who have both types of capital gains can chose the order in which available capital losses are offset against the different capital gains.

    Some holders, such as share traders or certain institutions carrying on a business of investment, may be subject to tax on the profit on disposal of shares, on an historical cost basis, as ordinary income. Any capital gains tax liability otherwise arising on such a profit would be reduced to the extent that it was taxed as ordinary income.

Capital Securities—Australian Taxation

Distribution

  •
  A US holder of Capital Securities will not incur or become liable for any Australian income tax (including Australian withholding tax on income produced by holding such Capital Securities). No Australian taxes or duties will be liable to be deducted in respect of payments (including additional amounts, if any) to that US holder provided that the conditions of Section 128F of the Australian Income Tax Assessment Act 1936 are, and continue to be, satisfied. If we were at any time compelled by law to withhold or deduct an amount in respect of any present or future tax or duty imposed, or levied by any Australian taxing authority on a payment (including on any premium payable on redemption of any Capital Securities, we would be required to pay to a US holder additional amounts in respect of the tax or duty (subject, in certain circumstances, to our right to redeem for tax reasons).

  •
  If however, a US holder were an Australian resident or that US holder derived payments on the Capital Securities through a permanent establishment or fixed base in Australia, the holder could be subject to Australian income tax on interest or premium comprised by such payments, at normally applicable Australian tax rates.

Disposition

  •
  A US holder would not be liable to Australian capital gains tax on a profit on any sale or other disposition (including redemption) of Capital Securities unless the Capital Securities were held through an Australian permanent establishment or fixed base. Australian income tax would not apply to such a profit unless the profit was "income" under Australian law (e.g.the profit was derived in the course of a securities trading business), and had an Australian "source" (determined as a question of fact by reference to factors such as location of the Securities, the business or transaction of which the disposition was part, and of payment) and the US holder could not claim exemption under the Australia/United States Income Tax Convention.

Inheritance Tax

  •
  No Australian federal or state inheritance or similar taxes are payable in respect of Capital Securities transmitted by death held by a person who is a US holder at the date of death.

Stamp Taxes

  •
  No Australian stamp tax or duty is payable by a US holder on the issue or transfer by delivery of Capital Securities. No such stamp duty or tax is payable by a US holder on the transfer outside Australia by instrument of any Capital Securities so long as the Capital Securities are registered on a register maintained outside Australia, as is required under the Indenture relating to the Capital Securities.

Goods and Services Tax

        Australia introduced a Goods and Services Tax (GST) with effect from July 1, 2000.

        Our primary financial products qualify as "input taxed" and therefore GST is not generally added directly to the consumer's price for financial services and products. Consequently, ANZ is not able to claim the input credit for GST paid. Leasing, general insurance and a range of other products are subject to GST like most goods and services. We operate in a number of other countries which have a similar tax to the GST.

Constitution

The following is a summary of the key aspects of the Constitution.

Objects and purposes

        The Company was registered in the state of Victoria, Australia on 14 July 1977 as a public company limited by shares. The Company is registered with the Australian and Securities and Investments Commission ("ASIC") and its Australian Business Number is 11 005 357 522. The objects and purposes of the company are not set out in its Constitution. Under the Corporations Act 2001, the Company has the legal capacity and powers of an individual.

Directors

        Our Constitution and the Corporations Act 2001 regulate various matters concerning the directors of the Company:

(a)
Matters in which the director has a material personal interest

        A director who has a material personal interest in a matter that is being considered at a directors' meeting cannot be present while the matter is being considered at the meeting and may not vote on the matter, except in the following four circumstances permitted by the Constitution and the Corporations Act 2001:

  •
  directors who do not have a material personal interest in the matter have passed a resolution identifying the relevant director, the nature and event of the director's personal interest and its relation to the affairs of the Company and stating that the remaining directors are satisfied that the relevant director's material personal interest should not disqualify the director from being present or voting;

  •
  ASIC has made a declaration or order under the Corporations Act 2001 which permits the director to be present and vote notwithstanding the director's material personal interest;

  •
  there are not enough directors to form a quorum for a directors' meeting because of the disqualification of the interested directors, in which event the directors (including directors with a material personal interest in the matter) may call a general meeting to deal with the matter; and

  •
  the matter is of a type which the Corporations Act 2001 specifically permits the director to vote upon and to be present at a director's meeting during consideration of the matter notwithstanding the director's material personal interest.

(b)
Compensation of directors

        The aggregate remuneration of directors is determined by the Company in general meeting. That aggregate remuneration is to be divided among the directors as they agree on or, in the absence of agreement, equally. The division of aggregate remuneration among directors does not require an independent quorum.

(c)
Borrowing power exercisable by directors

        Under the Constitution, the directors have exclusive power to manage the business of the Company to the exclusion of the members in general meetings, and may exercise all of the powers of the Company that are not required by the Corporations Act 2001, or the Constitution, to be exercised by the Company in general meeting. The general power granted to the directors will include the power to borrow. These powers can only be altered by an amendment to the Company's Constitution, which would need to be approved by a special resolution of the Company's members at a general meeting.

(d)
Retirement of directors under an age limit requirement

        A director who attains the age of 70 is deemed to have retired from the Company on that day, unless the remaining directors have previously resolved that the director's retirement will occur at a later date. Directors appointed since 1993 have agreed not to seek reappointment after 15 years service.

(e)
Share qualification

        Within 2 months after a director is appointed, the director must hold at least 2, 000 fully paid ordinary shares in the Company in the director's own right.

Share rights—ordinary shares

(a)
Dividend rights

        Holders of ordinary shares are entitled to receive such dividends as may be declared by the directors from time to time. Dividends that are not claimed are required to be dealt with in accordance with laws relating to unclaimed monies.

        Dividends are only payable out of profits of the Company, and a declaration by the directors as to the amount of profits available for payment of a dividend is final and binding on all members. Before paying any dividend, directors may set aside, out of profits of the Company, such reserves as they think proper to be applied at their discretion for any proper purposes, and may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

(b)
Voting rights

        Each ordinary shareholder present at a general meeting (whether in person or by proxy or representative) is entitled to one vote on a show of hands or, on a poll, one vote for each fully paid ordinary share held.

(c)
Right to share in profit

        In the event of a winding-up of the Company, ordinary shareholders rank after creditors and preference shareholders and are fully entitled to any surplus proceeds on liquidation.

(d)
Rights to redemption

        Ordinary shareholders have no right to redeem their shares.

(e)
Further calls

        Holders of fully paid ordinary shares have no liability for further capital calls by the Company. There are no partly paid ordinary shares.

        There is no provision of the Constitution that discriminates against any existing or prospective holder of ordinary shares as a result of such shareholder owning a substantial number of shares.

Share rights—American depositary shares ("ADSs")

        Each ADS conferes an interest in 5 fully paid ordinary shares in the Company which have been deposited with a depositary or custodian. The rights attaching to each fully paid ordinary share represented by an ADS are the same as the rights attaching to fully paid ordinary shares as described above. These rights are vested in the custodian or depositary as the holder of the fully paid ordinary shares, although holders of American depositary receipts ("ADRs"), which evidence ADSs, have certain rights against the depositary or custodian under the terms governing the issue of the ADRs.

Share rights—TrUEPrSSM preference shares

        On 23/9/1998 a total of 64,016,000 non-converting non-cumulative preference shares of the Company with a liquidation preference of US$6.25 per share ("TrUEPrS No 1") were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preferred SharesSM ("TrUEPrS") by the ANZ Exchangeable Preferred Trust, a Delaware business trust that is not controlled by the Company.

        On 19/11/1998 a total of 56,016,000 and on 24/11/1998 an additional 4,000,000 non-converting non-cumulative preference shares of the Company with a liquidation preference of US$6.25 per share ("TrUEPrS No 2") were issued to a depositary in connection with an issue of 15,004,000 "TrUEPrS" by the ANZ Exchangeable Preferred Trust II, a Delaware business trust that is not controlled by the Company.

        The holders of TrUEPrS No 1 receive distributions quarterly in arrears at the rate of 8% per annum on a non-cumulative basis. The holders of TrUEPrS No 2 receive distributions quarterly in arrears at the rate of 8.08% per annum on a non-cumulative basis. In 2048, or the earlier occurrence of certain other 'exchange events', the holders of TrUEPrS will exchange their TrUEPrS for American depositary shares representing TrUEPrS preference shares, or for cash in some limited circumstances. Until that time, the TrUEPrS preference shares do not pay dividends. After such an 'exchange event' occurs the TrUEPrS preference shares will automatically convert into non-cumulative preference shares with the TrUEPrS No 1 preference shares paying a dividend of 8% per annum, if a dividend is declared, and the TrUEPrS No 2 preference shares paying a dividend of 8.08%, if a dividend is declared.

        If a dividend is not paid on TrUEPrS preference shares, the Company cannot, in certain circumstances, pay distributions, redeem, buyback or reduce capital on any other shares of the Company that rank equally with, or junior to, the TrUEPrS preference shares.

        Holders of the TrUEPrS preference shares are entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per TrUEPrS preference share on a limited number of matters, including any proposal to wind up the Company or any proposal to affect the rights attaching to the TrUEPrS preference shares.

        The TrUEPrS preference shares are redeemable, in certain limited circumstances prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company's election at par plus accrued dividends, if any.

        In a winding-up of the Company, holders of TrUEPrS preference shares will generally rank equally with the holders of other preference shares and will rank for return of capital on the TrUEPrS preference shares in priority to ordinary shares and equally with other preference shares as to dividends.

        TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

Process for altering share rights

        Unless otherwise provided by the terms of issue of a class of shares, the terms of issue of a class of shares in the Company can only be varied or cancelled in any way by a special resolution of the Company and with either the written consent of members holding at least three quarters of the votes in that class of shares or with the sanction of a special resolution passed at a separate meeting of the holders of that class of shares.

Convening of and admission to general meetings

        The Board may call a meeting of the Company's shareholders. The directors must call and arrange to hold a general meeting of the Company if requested to do so by shareholders who hold at least 5% of the votes that may be cast at the general meeting or 100 shareholders entitled to vote at a general meting. Shareholders who hold at least 5% of the votes that may be cast at the general meeting may also call and arrange to hold a general meeting of the Company at their own expense.

        At least 28 days notice must be given of a meeting of the Company's shareholders. Written notice must be given to all shareholders entitled to attend and vote at a meeting. All ordinary shareholders are entitled to attend to vote at general meetings of the Company. Voting rights attaching to other classes of shares in the Company are set out above.

        The directors may, in accordance with the constitution and the Corporations Act 2001, determine a time before a meeting at which membership in the Company (for the purposes of the meeting) is to be ascertained in respect of holding of shares that are quoted on the stock market of the Australian Stock Exchange.

Limitations on ownership and changes in control

        The Constitution does not contain any limitations on the rights to own securities in the Company. However, there are detailed Australian laws and regulations which govern the acquisition of interests in the Company, and a summary of those is set out in item 7 above, Major Shareholders and Related Party Transactions.

        The Constitution requires any sale or disposal of the Company's main undertaking to be subject to ratification by the Company in general meeting. Except for that provision, there are no provisions in the constitution which would have the effect of delaying, deferring or preventing a change in control of the Company which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its controlled entities.

Constitution provisions governing disclosure of shareholdings

        There are no provisions of the Constitution which provide an ownership threshold above which share ownership must be disclosed. However, the Corporations Act 2001 requires a person to disclose certain prescribed information to the Company and the ASX if the person has or ceases to have a "substantial holding' in the Company. The term "substantial holding' is defined in the Corporations Act 2001 as 5% or more of the total number of voting shares and is not limited to direct shareholdings.

        The Corporations Act 2001 also permits the Company or ASIC to direct any member of the Company to make certain disclosures in respect of their interest in the Company's shares and the interest held by any other person in those shares.

Changes in capital

        The Constitution does not make any provision governing changes in the capital of the Company, which is more stringent than is required by Australian law.

        The full constitution of Australia and New Zealand Banking Group Limited has been provided previously as Exhibit 3 of the Form 20-F registration statement for the year ended September 30, 2000. This information is hereby incorporated by reference into this Item 10.

Material Contracts

        We have no material contracts other than those entered into in the ordinary course of business.

Documents on Display

        It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (SEC) at the SEC's public reference room located at 450 Fifth Street, N.W., Washington DC 20549 or for documents filed after November 4, 2002 on their website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information.

Item 11:    Quantitative and Qualitative Disclosures about Market Risk

Trading Risk Management

        Trading risk is controlled by a specialist function within Group Risk Management. This function provides specific oversight of each of the main trading areas and is responsible for the establishment of Value at Risk information (see Note 36 to the Financial Report) and supplementary limits. In all trading areas, ANZ has implemented models that provide Value at Risk information, comparison against risk limits on a daily basis, and 'stress test' analysis. These models comply with the Australian Prudential Regulation Authority Prudential Supervision Statement APS113 (Capital for Market Risk). Market risks are monitored daily against a comprehensive limit framework that includes Value at Risk, aggregate market position, sensitivity, product and geographic thresholds. The Value at Risk limit framework is applied at three levels, an aggregate global market risk limit, global product limits and individual trading book limits. These are further supported by daily mark-to-market profit/loss accounting and cumulative loss limits.

        The Value at Risk is a statistical estimate of the maximum daily decrease in market value with a 97.5% confidence. Conversely there is a 2.5% probability of the decrease in market value exceeding the value at risk estimate on any given day. The methodology employed by ANZ to measure Value at Risk is the historic simulation method. This method is based upon assessing the change in value of portfolios each day against historical prices. The calculation of Value at Risk is conducted using close-to-close (overnight) risk levels.

        Additionally risk is managed through cumulative loss limits and stress testing. Cumulative loss limits are used to contain cumulative losses on consecutive days, month-to-date and year-to-date bases.

        Our aggregate Value at Risk figures covers both physical and derivatives trading positions for our principal trading centres.

Balance Sheet Risk Management

        The balance sheet risk management process embraces the management of non-traded interest rate risk, liquidity and risk to capital and earnings as a result of exchange rate movements. Group Treasury, a specialist balance sheet management unit manages these risks and is overseen by the Group Asset and Liability Committee ("GALCO").

        The objective of balance sheet management is to produce strong and stable net interest income over time. ANZ uses simulation models to quantify the potential impact of interest rate changes on earnings.

        ANZ uses derivative instruments, inter alia, to manage the risk associated with its balance sheet and future revenue streams. The principal objectives of asset and liability management are to manage and control the sensitivity of our income while maintaining acceptable levels of interest rate and liquidity risk; and to hedge the market value of our capital.

        Structural foreign exchange positions are managed with the objective of ensuring that our capital ratio is not adversely impacted by movements in exchange rates.

        For hedging purposes ANZ principally uses forward rate agreements, futures contracts, interest rate swaps, currency swaps and cross currency interest rate swaps. ANZ uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign denominated assets and liabilities and future revenue streams.

        A derivative instrument qualifies as a hedge where it has been entered into for the purpose of mitigating the impact of a change in interest rates on net interest income, or the effect of a change in rates of exchange for foreign currency amounts when translated to A$. The derivative instrument must reduce an identified exposure and must continue to be effective in reducing that exposure until the hedging instrument is closed out, terminated, exercised or expires. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

        All derivative instruments used for hedging purposes must be designated as a hedge in our accounting records at the time of entering the transaction.

Liquidity Risk

        The liquidity management process ensures that funds are available at all times to meet maturing obligations as they fall due. Our policy establishes daily liquidity management practices as well as scenario-based guidelines to monitor future liquidity flows under both normal operating conditions and in the event of an ANZ-specific liquidity crisis.

        Further liquidity information is contained throughout the Financial Report, and the Financial Review section of this document.

Foreign Currency Exposures

        ANZ manages its structural foreign exchange exposures within the context of an overall capital and earnings strategy. Foreign currency capital and earnings are not automatically hedged as they form part of a diversified portfolio of assets. However, certain exposures may be hedged to protect the capital ratio or where we have a strong medium term view that the foreign currency is overvalued.

        The table below shows the aggregate amounts of our balance sheet financial instruments denominated in currencies other than Australian dollars.

Year ended September 30, 2002	NZ$ AUD$M	US$ AUD$M	GBP AUD$M	Other AUD$M	Total non-AUD exposure AUD$M
Assets
Liquid assets	1,015	2,559	454	1,576	5,604
Due from other financial institutions	1,104	1,529	85	301	3,019
Trading securities	654	—	—	1	655
Investment securities	488	1,879	—	258	2,625
Net loans and advances	18,126	11,969	1,791	3,255	35,141
Customers' liability for acceptances	—	52	56	4	112
Other financial assets	1,131	1,549	741	485	3,906

Total	22,518	19,537	3,127	5,880	51,062

Liabilities
Due to other financial institutions	533	5,983	969	1,169	8,654
Deposits and other borrowings	17,970	15,292	1,852	3,898	39,012
Liability for acceptances	—	52	56	4	112
Bonds and notes	183	5,759	1,346	7,251	14,539
Loan capital	259	2,670	—	16	2,945
Other financial liabilities	1,557	2,143	415	485	4,600

Total	20,502	31,899	4,638	12,823	69,862

        Information on fair values is contained in Note 38 to the Financial Report and information on contract terms is contained in Notes 10, 11, 24, 25, 29, 30 and 34 to the Financial Report.

        Further details on our foreign exchange derivative financial instruments are contained in Note 39 to the Financial Report.

Interest Rate Exposures

        Interest rate risk in the balance sheet relates to the potential for changes in market interest rates to have an adverse impact on the Group's future net interest income. This risk arises from two principal sources: mismatching the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets.

        Management of exposure to interest rates is coordinated centrally by Group Treasury and executed on a individual country basis. Group ALCO monitors individual interest rate risk exposures to ensure that the Bank's aggregate exposure is contained within policy guidelines and approved limits set by the Risk Management Committee.

        For more detail on interest rate sensitivity refer to Note 37 of the Financial Report.

Foreign Currency Investments in Subsidiaries and Associates

        If required, the foreign currency exposures arising from non-A$ investments in overseas branches and subsidiaries are managed by Group Treasury using foreign exchange forward contracts and cross currency back to back lending. Foreign currency exposures may be matched on a currency by currency basis to hedge the impact of foreign exchange rate changes, provided the hedging can be implemented in a cost effective manner.

        Movements arising on these foreign exchange exposures impact reserves (see foreign currency translation reserves on page 5 of the Financial Report). Exposures are reviewed on a regular basis by Group ALCO.

        Further key sources of market risk information is also contained in Notes 14, 29, 30, 36, 38 and 39 to the Financial Report and in "Operating and Financial Review and Prospects".

Item 13:    Defaults, Dividend Arrearages and Delinquencies

        None

Item 14:    Material Modifications to the Rights of Security Holders and use of Proceeds

        None

Item 15:    Controls and Procedures

        At September 30, 2002 an evaluation was performed under the supervision and with the participation of the Group's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Group's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Group disclosure controls and procedures were effective at September 30, 2002. There have been no significant changes in the Group's internal controls or (in the Group's knowledge) in other factors that could significantly affect internal controls, subsequent to September 30, 2002.

Item 17:    Financial Statements

        Not applicable as Item 18 complied with.

Item 18:    Financial Statements

        See attached for Australia and New Zealand Banking Group Limited Financial Report and Consent of KPMG.

Item 19:    Exhibits

Exhibit 1	—	Australia and New Zealand Banking Group Limited Constitution (incorporated by reference to ANZ's Annual Report on Form 20-F for the year ended September 30, 2000).
Exhibit 4	—	Director and Executive Employment Contracts. 4(a)—Mr David Michael Gonski 4(b)—Mr Christopher James Cooper
Exhibit 8	—	Subsidiaries

Signatures

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED

(Registrant)

        By: /s/ P R Marriott
 P R MARRIOTT

Chief Financial Officer

Date: December 13, 2002

CERTIFICATION (302)

        I, John McFarlane, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Australia and New Zealand Banking Group Limited—the registrant;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
  a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
  6.
  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  December 13, 2002

/s/ J McFarlane
J McFarlane
Chief Executive Officer

CERTIFICATION (302)

        I, Peter R Marriott, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Australia and New Zealand Banking Group Limited the registrant;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
  a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
  6.
  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  December 13, 2002

/s/ P R Marriott
P R Marriott
Chief Financial Officer

Index to Exhibits

Exhibit 1—Australia and New Zealand Banking Group Limited Constitution (incorporated by reference to ANZ's Annual Report on Form 20-F for the year ended September 30, 2000).

Exhibit 4—Director and Executive Employment Contracts.

    4(a)—Mr David Michael Gonski

    4(b)—Mr Christopher James Cooper

Exhibit 8—Subsidiaries

QuickLinks

  Company Profile
  Item 4: Information on the Company
  Financial Review
  Item 3: Key Information
  Item 5: Operating and Financial Review and Prospects
  Results by Region
  Risk Management
  Environmental Report
  Customer Service Charter
  Item 6: Directors, Senior Management and Employees
  Item 7: Major Shareholders and Related Party Transactions
  Item 8: Financial Information
  Item 9: The Offer and Listing
  Item 10: Additional Information
  Item 11: Quantitative and Qualitative Disclosures about Market Risk
  Item 13: Defaults, Dividend Arrearages and Delinquencies
  Item 14: Material Modifications to the Rights of Security Holders and use of Proceeds
  Item 15: Controls and Procedures
  Item 17: Financial Statements
  Item 18: Financial Statements
  Item 19: Exhibits
CERTIFICATION (302)
CERTIFICATION (302)