Form 20-F
period 2003-09-30
AUSTRALIA & NEW ZEALAND BANKING GROUP LTD
filed 2003-12-23
CIK 859994

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

(Mark One)

☐ Registration Statement pursuant to Section 12(b)
or (g) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934
☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from to

For the fiscal year ended September 30, 2003

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

US$1,000 Preference Shares	1,100,000	fully paid

Ordinary Shares	1,521,686,560	fully paid

$100 Preference Shares	10,000,000	fully paid

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

Form 20-F Cross Reference Index

Part I
Item 1	Identity of Directors, Senior Management and Advisors
Item 2	Offer Statistics and Expected Timetable
Item 3	Key Information
Item 4	Information on the Company
Item 5	Operating and Financial Review and Prospects
Item 6	Directors, Senior Management and Employees
Item 7	Major Shareholders and Related Party Transactions
Item 8	Financial Information
Item 9	The Offer and Listing
Item 10	Additional Information
Item 11	Quantitative and Qualitative Disclosures about Market Risk
Item 12	Description of Securities other than Equity Securities

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies
Item 14	Material Modifications to the Rights of Security Holders and use of Proceeds
Item 15	Controls and Procedures
Item 16	Reserved

Part III
Item 17	Financial Statements
Item 18	Financial Statements
Item 19	Exhibits
Australia and New Zealand Banking Group Limited Constitution
Director and Executive Employment Contracts
Subsidiaries
302 Certifications
906 Certifications

Signatures

Forward-Looking Statements

This Annual Report contains certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings, and (iv) strategic priorities.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Australia and New Zealand Banking Group Limited (the “Company”) (ABN 11 005 357 522), together with its subsidiaries (“ANZ”, “us”, “we”, “our”, or the “Group”), which may cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Report.

For example, the economic and financial forecasts contained in this Annual Report will be affected by movements in exchange rates and interest rates, which may vary significantly from current levels, as well as by general economic conditions in each of ANZ’s major markets.  Such variations may materially impact ANZ’s financial condition and results of operations.  The implementation of control systems and programs will be dependent on such factors as ANZ’s ability to acquire or develop necessary technology and its ability to attract and retain qualified personnel.  The plans, strategies and objectives of management will be subject to, among other things, government regulation, which may change at any time and over which ANZ has no control.  In addition, ANZ will continue to be affected by general economic conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in this Annual Report.  See “Summary of Material Risk Factors” on page 8.

Currency of Presentation, Exchange Rates and Certain Definitions

Currency of Presentation

The Company, together with its subsidiaries, publishes consolidated financial statements in Australian dollars.  In this Annual Report, unless otherwise stated or the context otherwise requires, references to “US$”, “USD” and “US dollars” are to United States dollars and references to “$”, “AUD” and “A$” are to Australian dollars.  For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates.  These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated.  Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.6797 = A$1.00, the Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on September 30, 2003.

Exchange Rates

For each of the periods indicated, the high, low, average and period-end Noon Buying Rates for Australian dollars were:

		US$ per A$1.00
Year ended		High	Low	Average	Close
1999	September	0.6712	0.5887	0.6390	0.6528
2000	September	0.6687	0.5372	0.6032	0.5415
2001	September	0.5712	0.4828	0.5182	0.4946
2002	September	0.5748	0.4923	0.5329	0.5429
2003	September	0.6823	0.5422	0.6131	0.6797
Month ended	June	0.6729	0.6564	0.6652	0.6713
	July	0.6823	0.6454	0.6607	0.6474
	August	0.6593	0.6390	0.6518	0.6490
	September	0.6810	0.6395	0.6635	0.6797
	October	0.7077	0.6814	0.6948	0.7077
	November	0.7238	0.6986	0.7158	0.7236

The average is calculated from the Noon Buying Rate on the last day of each month during the period.

On December 1, 2003, the Noon Buying Rate was US$0.7265 per A$1.00.

In 2003, 27% (2002: 28%) of our gross revenue was derived from overseas operations and was denominated principally in New Zealand dollars (“NZ$” or “NZD”), US dollars (“US$” or “USD”) and British pounds sterling (“£” or “GBP”).  Movements in foreign currencies against the Australian dollar can therefore affect ANZ’s earnings through the restatement of overseas profits to Australian dollars.  Based on exchange rates applied to convert overseas profits and losses from September 1999 to September 2003, the Australian dollar moved against these currencies as follows (refer also Note 55 to the Financial Report):

Years ended September 30	2003	2002	2001	2000	1999
NZ$	-7%	-4%	-1%	+5%	+4%
US$	+15%	+2%	-14%	-5%	-1%
£	+6%	0%	-7%	0%	0%

We monitor our exposure to revenues, expenses and invested capital denominated in currencies other than Australian dollars.  These currency exposures are hedged as considered necessary.

Certain Definitions

Our fiscal year ends on September 30.  As used throughout this Annual Report, unless otherwise stated or the context otherwise requires, the fiscal year ended September 30, 2003 is referred to as 2003, and other fiscal years are referred to in a corresponding manner.  References to calendar years are identified as such.

FINANCIAL REVIEW

Item 3: Key Information

The summary consolidated balance sheet date as of September 30, 2003 and 2002 and income statement data for the fiscal years ended September 30, 2003, 2002 and 2001 have been derived from the Group’s 2003 audited financial statements (the “Financial Report”).  The Financial Report (as included in Item 18) has been audited by our independent auditors.  The balance sheet data as of September 30, 2001, 2000 and 1999 and income statement data for the fiscal years ended September 30, 2000 and 1999 have been derived from our audited consolidated financial statements for the fiscal years ended September 30, 2001, 2000 and 1999, which are not included in this document.

The financial statements referred to above have been prepared in accordance with Australian GAAP, which varies in certain respects from US GAAP.  See Note 54 to the Financial Report.

Prior to 2001, abnormal items were reported separately. “Abnormal items” were defined as items of revenue or expense which, although attributable to the ordinary operations of the business entity, were considered to be abnormal by reason of their size and/or effect on the results of the business entity for the period.  Since 2000, however, under Australian GAAP, abnormal items are not allowed to be disclosed separately and we have presented prior periods accordingly.  In 2000, the following abnormals were presented separately: abnormal income of $1,207 million, abnormal expenses of ($986 million) and abnormal tax expense of ($177 million).  We have re-presented prior periods in the table below accordingly.

Amounts reported in US dollars have been translated at the September 30, 2003 Noon Buying Rate (refer to page 4).

Years ended September 30 (1)	2003		2003		2002		2001		2000		1999
	US$M		$M		$M		$M		$M		$M
Summary of Consolidated Statement of Income
Australian GAAP

Interest income	6,943		10,215		9,037		10,251		10,241		8,684
Interest expense	(4,013)	(5,904)		(5,019)		(6,418)		(6,440)		(5,029)
Net interest income	2,930		4,311		4,018		3,833		3,801		3,655
Allowance for loan losses (2)	(417)	(614)		(860)		(531)		(502)		(510)
Net interest income after allowance for loan losses	2,513		3,697		3,158		3,302		3,299		3,145
Non-interest income	1,909		2,808		2,970		2,573		3,790		2,377
Other operating expenses	(2,194)	(3,228)		(2,905)		(3,092)		(4,300)		(3,300)
Operating profit before income tax	2,228		3,277		3,223		2,783		2,789		2,222
Income tax expense attributable to operating profit	(629)	(926)		(898)		(911)		(1,040)		(736)
Operating profit after income tax	1,599		2,351		2,325		1,872		1,749		1,486
Outside equity interests	(2)	(3)		(3)		(2)		(2)		(6)
Operating profit after income tax	1,597		2,348		2,322		1,870		1,747		1,480
Non-interest income as a % of operating income(3)	39.4%	39.4%		42.5%		40.5%		49.9%		39.4%
Dividends paid / provided (4)	436		641		1,252		1,062		941		814
Per fully paid ordinary share:
Operating profit after income tax (5)	$1.01		$1.48		$1.47		$1.17		$1.07		$0.91
Dividends	$0.65		$0.95		$0.85		$0.73		$0.64		$0.56
Dividends - US$		US$	0.65	US$	0.46	US$	0.36	US$	0.35	US$	0.37
Dividends per ADR - US$		US$	3.23	US$	2.31	US$	1.80	US$	1.75	US$	1.85
Adjusted in accordance with US GAAP:
Operating profit after income tax	1,618		2,380		2,097		1,796		1,940		1,410
Operating profit after income tax per share (5)	$1.02		$1.50		$1.32		$1.12		$1.19		$0.86
Continuing Operations: (6)
Total income	8,852		13,023		12,007		12,855		11,883		10,017
Operating profit after income tax	1,597		2,348		2,322		1,882		1,594		1,365
Operating profit after income tax per fully paid ordinary share (5)	$1.01		$1.48		$1.47		$1.18		$0.97		$0.83

(1)   In millions, except per share amount and ratios

(2)   The allowance for loan loss charge represents the economic loss provision charge (refer page 41)

(3)   Operating income is the sum of net interest income and non-interest income

(4)          Excludes preference share dividends and dividends taken under the bonus option plan.  The final dividend for 2003 of $777 million has not been provided for at September 30, 2003 due to a change in Australian Accounting Standards on recognition of dividends.

(5)          Amounts are based on weighted average number of ordinary shares outstanding, 2003: 1,514.2 million, 2002: 1,496.9 million, 2001: 1,492.1 million, 2000: 1,540.3 million operating profit after income tax excludes preference share dividends of 2003: $102 million, 2002: $117 million, 2001: $119 million, 2000: $102 million, 1999: $72 million

(6)   Operations that will continue to contribute to the results of the ANZ group in future periods

Years ended September 30	2003	2003	2002	2001	2000	1999
	US$M	$M	$M	$M	$M	$M

Summary of Consolidated Balance Sheets
Australian GAAP

Shareholders’ equity (1)	9,359	13,770	11,448	10,538	9,795	9,403
Subordinated debt	3,827	5,630	3,445	3,831	3,687	3,221
Bonds and notes	11,264	16,572	14,708	15,340	9,519	4,456
Deposits and other borrowings	84,619	124,494	113,297	104,874	100,602	96,559
Gross loans, advances and acceptances (net of unearned income) (2)	111,920	164,661	147,937	139,867	133,879	121,223
Specific allowance for loan losses	(329)	(484)	(585)	(500)	(709)	(907)
General allowance for loan losses	(1,043)	(1,534)	(1,496)	(1,386)	(1,373)	(1,395)
Net loans, advances and acceptances	110,548	162,643	145,856	137,981	131,797	118,921
Total assets	132,943	195,591	183,105	185,493	172,467	152,801
Net assets	9,371	13,787	11,465	10,551	9,807	9,429
Risk weighted assets	103,426	152,164	141,390	139,129	129,688	118,037

Adjusted in accordance with US GAAP
Shareholders’ equity (1)	8,714	12,820	12,139	11,207	10,517	9,889
Total assets	132,698	195,230	183,035	185,573	171,858	152,415

Summary of Consolidated Ratios
Australian GAAP
Operating profit after income tax (1) as a percentage of:
Average total assets		1.2%	1.3%	1.1%	1.1%	1.0%
Average shareholders’ equity(1)		20.6%	23.2%	20.2%	19.3%	17.6%
Dividends (3) to ordinary shareholders as a percentage of operating profit after income tax		64.2%	57.8%	62.0%	59.1%	62.1%
Average shareholders’ equity as a percentage of average total assets(4)		5.7%	5.3%	5.0%	5.3%	5.4%
Capital Adequacy ratios:
Tier 1		7.7%	7.9%	7.5%	7.4%	7.9%
Tier 2		4.0%	2.8%	3.2%	3.4%	3.3%
Deductions (5)		(0.6)%	(1.2)%	(0.4)%	(0.6)%	(0.5)%
Total		11.1%	9.5%	10.3%	10.2%	10.7%
Adjusted in accordance with US GAAP
Operating profit after income tax (1) as a percentage of:
Average total assets		1.2%	1.2%	1.0%	1.2%	0.9%
Operating profit (1) after income tax as a percentage of:
Average shareholders’ equity (1)		20.8%	20.9%	18.2%	20.6%	15.8%
Dividends (6) to ordinary shareholders as a percentage of operating profit after income tax(5)		62.2%	63.2%	63.3%	51.2%	60.8%
Average shareholders’ equity (1) (5) as a percentage of average total assets		5.6%	5.3%	6.0%	5.4%	5.6%

(1)   Excludes outside equity interest

(2)          Our balance sheet shows loans and advances net of the specific and general allowances.  For ease of presentation the gross amount is shown here

(3)          Includes proposed final dividend of $777 million in 2003 not provided at September 30, 2003 following a change in Accounting Standards on recognition of dividends

(4)          Excludes preference shares

(5)          Deductions represent our investment in life insurance, funds management, securitization activities and other banks of $920 million (2002: $1,703 million, 2001: $604 million, 2000: $787 million, 1999: $584 million).  In 2003 the intangible components of investments is deducted from Tier 1 capital rather than from total capital

(6)          Excludes dividends taken under the bonus option plan.  Includes proposed final dividend of $777 million in 2003 not provided at September 30, 2003 following a change in Accounting Standards on recognition of dividend.

Years ended September 30	2003	2003	2002	2001	2000	1999
	US$M	$M	$M	$M	$M	$M

Summary of credit quality data
Gross non-accrual loans (1)
Subject to specific allowance for loan losses	621	913	1,072	940	1,046	1,288
Without specific allowance for loan losses	64	94	131	320	345	255
Total non-accrual loans	685	1,007	1,203	1,260	1,391	1,543
Allowance for loan losses
Specific allowance (loans)	328	482	575	490	692	886
Specific allowance (off-balance sheet commitments)	1	2	10	10	17	21
General allowance	1,043	1,534	1,496	1,386	1,373	1,395
Total allowance	1,372	2,018	2,081	1,886	2,082	2,302
Gross loans, advances and acceptances (2)
Gross loans and advances (2) (3)	102,963	151,483	134,141	125,543	118,397	106,365
Acceptances	8,957	13,178	13,796	14,324	15,482	14,858
Total gross loans, advances and acceptances	111,920	164,661	147,937	139,867	133,879	121,223
Gross non-accrual loans as a percentage of gross loans and advances		0.7%	0.9%	1.0%	1.2%	1.4%
Gross non-accrual loans as a percentage of gross loans, advances and acceptances		0.6%	0.8%	0.9%	1.0%	1.3%
Specific allowance for loan losses as a percentage of gross non-accrual loans (1):
Subject to allowance		52.8%	53.6%	52.1%	66.2%	68.8%
Total non-accrual loans		47.9%	47.8%	38.9%	49.7%	57.4%
Total allowance for loan losses as a percentage of:
Gross loans and advances (2)		1.3%	1.6%	1.5%	1.8%	2.2%
Gross loans, advances and acceptances (2)		1.2%	1.4%	1.3%	1.6%	1.9%
Risk weighted assets		1.3%	1.5%	1.4%	1.6%	2.0%

(1)          Excludes off-balance sheet commitments that have been classified as unproductive of A$37 million (2002: A$44 million, 2001: A$31 million, 2000: A$56 million, 1999: A$70 million) net of an allowance of A$2 million (2002: A$10 million, 2001: A$10 million, 2000: A$17 million, 1999: A$21 million) and restructured loans A$ nil (2002: A$1 million, 2001: A$1 million, 2000: A$1 million, 1999: A$7 million).

(2)          Net of unearned income

(3)          The consolidated balance sheet shows loans and advances net of the specific and general allowances.  For ease of presentation the gross amount is shown here.

Summary of Material Risk Factors

The following describes some of the significant risks that could affect us.  Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material.  All of these could materially adversely affect our business, profits, assets, liquidity and capital resources.  They should be considered in connection with any forward-looking statements in this annual report and the warning regarding forward-looking statements on page 3 of this annual report.

Risks Related to Our Business

Changes in general business and economic conditions may adversely impact our results

As we conduct the majority of our business in Australia and New Zealand, our performance is influenced by the level and cyclical nature of business activity in Australia and New Zealand, which, in turn is affected by both domestic and international economic and political events.

These events and conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, relative changes in foreign exchange rates and the strength of the Australian and New Zealand economies.  For example, a general economic downturn, a downturn in the housing market, a decrease in immigration, an increase in unemployment, or other events that negatively impact household and/or corporate incomes could decrease the demand for our loan and non-loan products and services and increase the number of customers who fail to pay interest or repay principal on their loans.  Australian and New Zealand economic conditions may also be affected by geo-political instability, including, among other factors, actual or potential conflict and terrorism.  Our future performance may also be affected by the economic conditions of other regions where we conduct operations.

As a consequence of the NBNZ acquisition described under “Recent Developments-Acquisition of The National Bank of New Zealand”, we will have a considerably larger exposure to New Zealand economic conditions than we currently have.  In particular, the NBNZ acquisition will significantly increase our exposure to the New Zealand housing market (particularly in Auckland) and the New Zealand rural sector (particularly to the dairy industry).

Changes in fiscal and monetary policies may adversely impact our results

The Reserve Bank of Australia and the Reserve Bank of New Zealand regulate the supply of money and credit in Australia and New Zealand (respectively).  Their policies determine in large part the cost of funds to us for lending and investing and the return we will earn on those loans and investments.  Both of these impact our net interest margin, and can materially affect the value of financial instruments we hold, such as debt securities.  The policies of the Reserve Bank of Australia and the Reserve Bank of New Zealand also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans.  Changes in Reserve Bank of Australia and Reserve Bank of New Zealand policies are hard to predict or anticipate.

Regulatory changes may adversely impact our results

As we consist of regulated entities which are deposit-taking institutions, we are regulated in Australia, New Zealand and in the other countries in which we have operations.  This regulation varies from country to country but generally is designed to protect depositors and the banking system as a whole, not holders of our securities.

The Australian Government and its agencies, including APRA and the Reserve Bank of Australia, have supervisory oversight of us and our failure to comply with laws, regulations or policies could result in sanctions by these regulatory agencies and cause damage to our reputation.

The New Zealand Government and its agencies, including the Reserve Bank of New Zealand, have supervisory oversight of our New Zealand business.  Our failure to comply with laws, regulations or policies could result in sanctions by these regulatory agencies and cause damage to our reputation.  The Reserve Bank of New Zealand has approved the NBNZ acquisition subject to various ongoing regulatory and consent requirements.  To the extent that these regulatory and consent requirements limit our operations or flexibility they could adversely affect our profitability and prospects.

In addition, these regulatory agencies frequently review banking laws, regulations and policies for possible changes.  Changes to laws, regulations or policies, including changes in interpretation or implementation of laws, regulations or policies, could affect us in substantial and unpredictable ways.  These may include changing required levels of bank liquidity and capital adequacy, limiting the types of financial services and products we may offer and/or increasing the ability of non-banks to offer competing financial services and products, as well as changes to accounting standards, taxation laws and prudential regulatory requirements.

For example, in August 2002 the Reserve Bank of Australia announced reforms to the Australian credit card market, which include a new interchange standard (effective from the end of October 2003) which will reduce the amount of interchange revenue received by us.  Although we estimate, based on current projections, that the negative impact of these particular reforms will not be material, in general it is difficult for us to predict the effect on our financial condition or results of operations or that of our controlled entities of any potential legislation or impending regulations.

There is a risk that New Zealand may introduce similar credit card market reforms, with a New Zealand Commerce Commission inquiry into the market currently under way.  Given the uncertainty attached to the outcome of this process, it is not possible to quantify the potential impact on credit card profitability in New Zealand.

Further, the International Monetary Fund is also about to commence an assessment of the New Zealand banking industry, specifically focusing on the supervisory framework and the role of the Reserve Bank of New Zealand.  Any regulatory response to the review could impose additional costs on us.

We may also be required to undertake work to meet the principles laid out by the Basel Committee on Banking Supervision in respect of the proposed new Capital Accord (widely known as Basel II).  However, at this stage it is not possible to quantify the required implications.

Competition may adversely impact our results

The financial services sector in which we operate is highly competitive and could become even more competitive, particularly in those segments that are considered to provide higher growth prospects.  Factors contributing to this include industry deregulation, mergers, changes in customers’ needs and preferences, entry of new participants, development of new distribution and service methods and increased diversification of products by competitors.

For example, mergers between banks and other types of financial services companies create entities which can offer virtually any type of banking or financial service.  Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic payment systems, mortgages and credit cards.  In addition, banks in different jurisdictions are subject to different levels of regulation and some may have lower cost structures.

The effect of the competitive market conditions in which we operate may have a material adverse effect on our financial performance and position.

Application of and changes to accounting policies may adversely impact our results

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations.  Our management must exercise judgment in selecting and applying many of these accounting policies and methods so that not only do they comply with generally accepted accounting principles but that they also reflect the most appropriate manner in which to record and report our financial position and results of operations.

In some cases, management must select an accounting policy or method from two or more alternatives, any of which might be reasonable under the circumstances yet might result in us reporting materially different outcomes than would have been reported under a different alternative.

In July 2002, the Financial Reporting Council of Australia announced its formal support for Australia to adopt standards based on International Financial Reporting Standards (IFRS) for financial years beginning on or after January 1, 2005.  As a result, from January 1, 2005, the accounting standards that apply to Australian reporting companies under the Corporations Act, such as us, will be based upon IFRS issued by the International Accounting Standards Board.  It is possible that the Australian Accounting Standards Board may allow adoption of accounting standards based on IFRS before that date.

We expect to adopt IFRS from October 1, 2005.  It is currently expected that comparatives will be required to be restated on initial adoption of IFRS.

The final version of IFRS that will be applicable to us are not yet available.  In particular, the International Accounting Standards Board has yet to finalize the standard on recognition and measurement of financial instruments.  Based on exposure drafts of this standard, adoption of IFRS may result in changes to accounting for hedges, changes in the calculation of the allowance for loan losses and the status of the general allowance for loan losses, securitization, recognition of fee income and classification of hybrid equity instruments.

The final version of IFRS is also expected to require impairment testing for goodwill, and to require entities to cease amortization of goodwill.

All our financial information disclosed in this offering memorandum has been prepared in accordance with Australian GAAP.  The differences between Australian GAAP and IFRS, identified above, will potentially have a significant effect on our financial position and performance.  The differences identified above should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS.  No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

We have not quantified the effects of the differences expected under IFRS.  Accordingly, there can be no assurance that our consolidated financial performance or financial position (or both) would not be significantly different if determined in accordance with IFRS.

The potential impacts on our financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified, as the actual impact will depend on the final standards and the particular circumstances prevailing at the time of adoption.

We are subject to credit risk, which may adversely impact our results

As a financial institution, we are exposed to the risks associated with extending credit to other parties.  Less favorable business or economic conditions, whether generally or in a specific industry, could cause customers or counterparties to experience adverse financial consequences, thereby exposing us to the increased risk that those customers or counterparties will fail to honor the terms of their loans or agreements.

Credit risk arises from our lending activities and the potential for loss arising from the failure of customers or counterparties to meet their contractual obligations.  As a result, we will hold provisions to cover bad and doubtful debts.  The amount of these provisions is determined by assessing, based on current information, the extent of credit risk within the current lending portfolio.  However, if the information upon which the assessment of risk proves to be inaccurate, the provisions made for loan loss may be insufficient, which could have a material adverse effect on our results and operations.

In addition, in assessing whether to extend credit or enter into other transactions with customers and counterparties, we will rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information.  We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors.  Our financial condition and results of operations could be negatively impacted to the extent we rely on information or financial statements that are inaccurate or materially misleading.

Two areas that recently emerged as credit quality problems for us were the US power industry and the global telecommunications industry.  We have been adversely affected by exposure to a small number of single name exposures in the US power industry and in the telecommunications industry.  Continued exposure to these and other industries could affect our results and operations.

As a consequence of the NBNZ acquisition, we will have increased exposure to the New Zealand housing market (particularly in Auckland) and to the New Zealand rural sector (particularly the dairy sector).

We are subject to operating risk, which may adversely impact our results

Operating risk relates to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events which impact our operating business.  Operating risk includes the risks arising from process error, fraud, systems failure, failure of security and physical protection systems, customer services, staff skills and performance and product development and maintenance.  We are highly dependent on information systems and technology and there is a risk that these might fail.  From time to time, we will undertake major projects and there are operating risks in the design and implementation of these projects.  Further, our exposure to potential systemic events or failings in the international financial services sector may also be a source of operating risk.

We are subject to market risk (including foreign exchange risk) and liquidity risk, which may adversely impact our results

Market risk relates to the risk of loss arising from changes in interest rates, foreign exchange rates, prices of commodities, debt securities and other financial contracts including derivatives.  Losses arising from these risks may have a material adverse effect on us.

We are also exposed to liquidity risk, which is the risk that we have insufficient funds and are unable to meet our payment obligations as they fall due, including obligations to repay deposits and maturing wholesale debt.

Litigation and contingent liabilities may adversely impact our results

There are outstanding court proceedings, claims and possible claims against us, the aggregate amount of which cannot readily be quantified.  Legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made and are disclosed in our consolidated financial statements.  If these provisions prove inadequate, this may have a material adverse effect on our financial condition.  Known material risks relate to our exposures arising from the sale of ANZ Grindlays Bank Limited and our private banking business in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its controlled entities, or the Grindlays’ businesses, and contingent tax liabilities.

As part of the sale in July 2000 of the Grindlays’ businesses to Standard Chartered Bank, we provided a number of warranties and indemnities.  Claims have been made by Standard Chartered Bank under certain of these warranties and indemnities.  A number of these claims have been resolved.  While we expect that resolution of the residual outstanding matters will occur within existing provisions, we can give no assurance that there will not be an adverse outcome.

In Australia, we are being audited by the Australian Taxation Office.  The Australian Taxation Office is considering several issues including the tax treatment of certain lease assignments in 1991 and 1992 and, at our request, the sale of the Grindlays’ businesses in 2000.  Based on external advice, we have assessed the likely outcome of these issues.  While we believe that we hold appropriate provisions, we can give no assurance that there will not be an adverse outcome.

Our due diligence inquiries in respect of NBNZ have found that there are also a number of outstanding court proceedings, claims and possible claims against NBNZ, the aggregate amount of which cannot be readily quantified and which may not be covered by warranties and indemnities from Lloyds TSB.

The New Zealand Inland Revenue Department is currently undertaking an audit of all major banks in New Zealand in relation to structured finance arrangements.  No assessments against us or NBNZ have been issued or suggested at this stage.  The timing and outcome of this audit is uncertain and there is a risk that this may have adverse influences for us.

Acquisition risk may adversely impact our results

We regularly examine a range of corporate opportunities with a view to determining whether those opportunities will enhance our financial performance and position.

Any corporate opportunity that we pursue could, for a variety of reasons, turn out to have a material adverse effect on us.  The successful implementation of our corporate strategy will depend on a range of factors including potential funding strategies and challenges associated with integrating and adding value to a business which is acquired.

Our operating performance or capital structure may also be affected by these corporate opportunities and there is a risk that our credit rating may be placed on credit watch or downgraded if these opportunities are pursued.

Integration risks resulting from our acquisition of NBNZ, including loss of revenue and customers, loss of key personnel and systems and technology risks, may adversely impact our results

We have undertaken detailed financial analysis of NBNZ and a detailed business analysis in order to determine the attractiveness to us of NBNZ, and the NBNZ acquisition.  To the extent that the actual results achieved by NBNZ are lower than those indicated by our analysis, there is a risk that our future results and profitability could be adversely impacted.  This may occur for a number of reasons, including for example, if the anticipated combined revenue resulting from the merger of NBNZ with our New Zealand business is lower than expected or growth occurs less quickly than expected.

It may not be possible to successfully integrate our New Zealand business in a timely manner with that of NBNZ or to realize the full cost savings and other economies of scale anticipated.  The proposed NBNZ acquisition involves the integration of businesses that have previously operated independently, which will involve, among other things, integrating technology platforms, integrating personnel with diverse business backgrounds and combining different corporate and workplace policies, procedures and cultures.

The process of integrating operations could, among other things, divert management’s attention from the activities of one or more of the businesses, as well as interrupting business momentum, and could result in the loss of key personnel, any of which could have an adverse effect on our business, results of operations or financial condition.

Key risks associated with the integration include loss of revenue and customers, loss of key personnel and systems/technology risks.

A key risk of the integration of our New Zealand business with that of NBNZ is revenue and customer loss and our resulting loss of market shares.  Some of the factors which may cause customer attrition are product change, including alignment of product features; changes to credit risk assessments; brand changes and customer perceptions; corporate and institutional customer limits on the amount of borrowing from any single financial institution; our ability to meet expected service levels; changes in our business culture, including perceived impact of change of ownership; and increased competition activities.  Revenue and customer attrition may have a material adverse effect on our financial performance and operations.

The business and financial performance of NBNZ is dependent upon certain key senior managers.  The loss of key senior management could have an adverse effect on our business, results of operations or financial condition.  After the completion of the NBNZ acquisition, we can provide no assurance regarding the potential loss of NBNZ senior management.

As part of the NBNZ acquisition, we propose to integrate different information technology platforms and back office functions.  Failure to adequately manage this integration could materially and adversely affect our financial condition and results of operations.

It is also possible that we may be unable to successfully communicate the rationale for the acquisition to our customers, investors, employees or suppliers.  If any of these groups fail to support the NBNZ acquisition, it could adversely affect our financial condition and results of operations.  In particular, management of the customers of NBNZ and our New Zealand business will be extremely important in preserving and enhancing the financial performance of our New Zealand business.

We will incur substantial additional expenses integrating NBNZ with our existing operations.  The total amount of the indirect integration costs of the acquisition are difficult to estimate and may be materially different from ANZ’s estimates.

See the section entitled “Recent Developments-Acquisition of The National Bank of New Zealand” for further information on the integration of our operations with those of NBNZ.

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

Based on publicly available information as at September 30, 2003, we ranked fourth among Australian banking groups in terms of total assets ($195.6 billion) and fourth in terms of shareholders’ equity ($13.8 billion) and ranked fourth in terms of market capitalization.  At December 1, 2003, following the acquisition of National Bank of New Zealand (“NBNZ”) we were ranked third among Australian banking groups in each of the above comparatives and, with a market capitalization of $30 billion, ranked as the sixth largest company listed on the Australian Stock Exchange Limited.

We provide a broad range of banking and financial products and services to retail, small business, corporate and institutional clients.  We conduct our operations primarily in Australia (approximately 77% of our total assets at September 30, 2003) with significant operations in New Zealand (approximately 13% of total assets at September 30, 2003).  The remainder of our operations are conducted in the United Kingdom, the United States and a number of other countries, most of which are located in the Asia Pacific region.  At September 30, 2003, we had 1,044 branches and other points of representation worldwide.  After the acquisition of NBNZ, we estimate New Zealand will account for approximately 26.5% of our total assets.

ANZ’s specialization strategy is executed through a management structure of 11 segments.  As at September 30, 2003 we executed our specialization strategy through a management structure of the following 11 segments:

Business segment	Principal activities

Personal Banking Australia	Personal Banking Australia provides a range of banking services to personal customers, high net worth individuals and SME rural customers in Australia.

Institutional Financial Services

Institutional Financial Services brings together the institutional customer segment with specialized wholesale product segments to provide a broad range of financial solutions for institutional customers.

Corporate

Corporate provides the principal relationship between ANZ’s corporate and SME metropolitan customers and all areas of ANZ, including working capital management, liquidity management and transaction processing.

New Zealand Banking

New Zealand Banking provides a broad range of personal banking services, including wealth management, for personal, small business, rural and corporate clients in New Zealand and is only one part of ANZ’s New Zealand business on a geographical basis.  The New Zealand Banking segment does not include NBNZ, the operations of the Mortgages, Consumer Finance, Asset Finance, Institutional Financial Services, ING New Zealand Treasury segments in New Zealand.

Mortgages	Mortgages provides mortgage finance secured by residential real estate in Australia and New Zealand.

Consumer Finance	Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans and merchant payment facilities.

Asset Finance	Asset Finance provides finance and operating leases for vehicles and business equipment. Segment identified as Esanda and UDC in Attachment 1.

ING Australia

ING Australia is a joint venture between ANZ and ING that provides integrated manufacture and distribution of wealth creation, management and protection products and services.  This business operates in New Zealand as ING New Zealand.

Asia Pacific	Asia Pacific provides primarily retail banking services in the Asia and Pacific region and includes ANZ’s share of PT Panin Bank in Indonesia.

Treasury	Treasury is the banker to all ANZ businesses charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Group Center	Group Center provides support to the ANZ Group and includes technology, payments, finance, legal, risk, tax and audit functions.

ANZ’s agenda for the next five years is to be:

•      the leading bank in Australia

•     the sustainable leader in New Zealand and the Pacific

•      the leading Australian bank in Asia

•      the most respected major Australasian company

Core elements to achieving this agenda:

•      bold and different

•     easy to do business with

•      the best managed, most efficient, and most successful Australian bank

•      growing, investing, partnering, making bold moves

•      a unique climate of inspiration, leadership, values and opportunities

•      trusted by the community, with a sustainable contribution to society

Our Strategic Direction

Gaining Momentum with the ANZ Agenda

At ANZ, we are currently on a journey to create an organization that is both different and sustainable.  This is not something that can be achieved overnight or with a simple statement of intent.  It requires sustained commitment, persistence and investment over a number of years.

We took the first major step on this through our innovative strategy that created a portfolio of specialist businesses, and embarked on a journey to transform the culture of the whole organization.  Specialization has not only brought a sharper financial focus through greater accountability, it has also contributed to a greater sense of ownership and commitment from our people.  This has already contributed to improved customer satisfaction across many business units, and in turn, improved results.

13,000 staff have been through our Breakout cultural change programme.  We see this as fundamental to the creation of a different organization, with motivated people, satisfied customers and superior returns.

The next step on this journey is to determine how we build an institution that is capable of sustained performance over the long term.  It means serving our customers well, with innovative and good value services, and delivering sound profitable growth for shareholders.  It means our being committed to creating more jobs, and building a challenging, exciting and caring environment for our people.  It means earning and retaining the trust of the communities in which we operate and extends to making an overall contribution to society.  It means being bold and different, investing for growth and partnering with world-class organizations where joint capability creates a competitive advantage that we could not achieve on our own.  This is the ANZ Agenda, with the overall aim of making ANZ the most respected major company in Australia and New Zealand in the eyes of our stakeholders:

•      Customers: A bank that is easy to do business with, a human face, and one that values and builds enduring relationships.

•      People: A great company, with great people, great values and great opportunities.

•     Shareholders: One of the most efficient, best managed. and most successful banks in the world.

•     Community: A company that is trusted by the community, and makes a sustainable contribution to society.

Progress on the ANZ Agenda in 2003

People make great companies.  At ANZ, we are committed to helping our people continuously to improve their skills and capabilities, and support them in obtaining tertiary and post-graduate qualifications.  This year saw the first of our MBA graduates from our online MBA with Charles Sturt University.  We now have 100 people on the programme.  We continue to be one of the largest private sector recruiters of graduates with a new intake of 240 in Australia and New Zealand alone.

In July, we conducted our annual staff satisfaction survey which reported that satisfaction levels have again risen and are now at 82%.  With capable, satisfied and motivated people, we have a strong foundation for the future.

In our retail banking businesses, trained and committed staff acting as advocates for ANZ, are essential to the health of our relationships with customers and the broader community.  Over the last two years, staff satisfaction in our network has risen from under 50% to over 80%.  We have also maintained high levels of investment to improve customer service, quality and efficiency.  In Australia we have invested over $100 million in a new industry-leading technology for our branch network, and the new telling project, “MyTell”, is now in a number of pilot branches, with full roll out to occur during this financial year.

We are particularly excited about the growth in our rural Australia franchise, through the commitment of our people in the more remote communities.

In our Small and Medium Enterprises business, special focus and investment in specialist relationship managers is yielding above average levels of growth.

Many people in Australia find difficulty in understanding financial information, and this is putting the most vulnerable at considerable potential risk.  This year we were proud to launch Australia’s first financial literacy survey, and are continuing to take a lead in alleviating this problem.  We see this study as a first step towards empowering people with the appropriate financial skills to make informed basic financial decisions.

Our specialized business portfolio provides a strong platform for growth

At ANZ we have an attractive portfolio of businesses.  Our specialization strategy is based on the premise that specialists will outperform generalists, and that a portfolio of specialized businesses provides synergistic benefits and also a diversified risk profile.

ANZ’s traditional strength is in Institutional Financial Services and Corporate Banking.  These businesses, by function of their size and market position should be key drivers of ANZ’s future success, as should our developing franchise in Small to Medium Business.  We believe the economic outlook now favors an overweight position in these areas as activity shifts from the consumercentric growth of recent years.

We have a strong portfolio of specialized product businesses.  Our credit card franchise remains a major strength of ANZ notwithstanding issues in the first half together with the reduced interchange levels from the Reserve Bank of Australia’s reforms.  The Mortgage business has become a major force in the third-party market and is employing innovative new distribution channels.  Esanda in Australia, and UDC in New Zealand, are also leading brands in auto and equipment finance.

We currently are the largest bank in all segments in New Zealand, the leading Australian bank in Asia, and the market leader in key domestic niche markets such as auto-and equipment financing (source: Australian Bureau of Statistics).

Personal Banking and Wealth Management are less traditional areas for ANZ, making it difficult to transform quickly our market position against larger entrenched competitors.  Nevertheless we are finding new ways to build these businesses so that we can transform our position over the medium to long term.

Building a future

Specialization creates a demonstrably more agile operation, able to respond rapidly to the opportunities presented within each business segment.  Our efficiency levels enable us to provide highly competitive customer value, such as in personal transaction accounts.  We are targeting further productivity gains through technology-based process improvements.

We will consider enhancing our capabilities, growth opportunities, scale benefits and other synergies through selective acquisitions.  In order to proceed, any proposed acquisitions must demonstrate a capacity to add value for shareholders and pass a rigorous investment review.

We will also enter commercial arrangements and partnerships where these provide a strategic fit with our existing businesses.  Our recently announced agreement with Diners Club Australia is an example of this approach.  In response to the regulatory regime for credit cards, we have provided a different solution that enhances our prospective performance whilst continuing to service our customers’ needs.

Our regional international strategy is focused on consumer banking.  Our preference is to work with local partners with domestic customer franchises where we can add our own distinct capabilities to theirs.  A good example is our credit card joint venture with Metrobank in the Philippines.  Over time we would like to pursue further initiatives, while continuing to reflect the need to maintain a lower risk profile.

Our institutional business across Australasia, Asia, Europe and North America, are focused on Trade and Project finance, and financial markets.

Finally, our regional international strategy is disciplined and long-term.  We have no pressing sense of urgency and if a proposed investment does not meet our requirements, we will not proceed.

Subsidiaries, Associates and Joint Venture

We have many subsidiaries and associates.  More detailed information regarding material subsidiaries and associates is contained in Exhibit 8 and Notes 43, 44 and 45 of the Financial Report.

Organization Structure Changes

The Group from time to time modifies the organization of its businesses to enhance the focus on delivery of specialized products or services to customers.  Prior period numbers are adjusted for such organizational changes to allow comparability.  The significant changes for the current period were:

•      The re-organization within Personal Banking Australia, effective from April 1, 2003.  This segment consists of:

•                  Personal Distribution which provides a full range of banking services, including the distribution of Wealth Management products, to personal customers and small to medium rural customers in Australia through branches, call centers, ATMs and on-line banking.

•                  Banking Products manufactures deposit, transaction accounts and Margin Lending products.  In addition, the businesses manage ANZ’s direct channels covering Phone Banking, ATMs and Internet Banking.

•      In addition, there have been a number of function transfers including the transfer of the Contact Center to Personal Banking Australia, further customer segmentation between Institutional Banking, Structured Finance International and Corporate, and a number of relatively minor methodology changes to revenue and cost allocations.

•      ANZ has increased the allocation of economic capital to business units carrying goodwill on investments.  Business units carrying goodwill will show increased earnings on capital in the equity standardized statement of financial performance.

Property

We have a sizeable holding of freehold and leasehold land and buildings (largely within Australia) for our business purposes.  These premises, which include branches, administration centers and residential accommodation for employees, had a carrying value at September 30, 2003 of $426 million (market value of $464 million as at June 30, 2002). (2002 carrying value: $455 million).

The Group last valued this class of assets, based on independent valuations, as at June 30, 2002.  There were no material movements in property values in the period to September 30, 2003.

Whilst the overall number of properties has decreased as a result of the Group’s continued divestment strategy through sales and sale and leasebacks of non core property assets, the increase in individual property carrying values from September 30, 2002 to September 30, 2003 is a reflection of the substantial upgrade works undertaken on the primary and secondary data centers (to improve their redundancy capacity), together with numerous branch refurbishments works completed as part of the “Restoring Customer Faith Program”.

Recent Developments

Acquisition of National Bank of New Zealand

On October 24, 2003, ANZ announced it had reached agreement with Lloyds TSB to acquire The National Bank of New Zealand for £2,043.8 million, approximately $4.915 billion at exchange rates on October 23, 2003.

This transaction, which closed on December 1, 2003, was funded by the process of a Rights offer (A$3,570 million net of the proceeds of transaction costs) and the proceeds of a Hybrid tier 1 offering (A$1,618 million equivalent as at September 30, 2003 noon buying rate) with the balance raised via a subordinated debt offering.

The National Bank of New Zealand is one of New Zealand’s leading banks with net loans and advances of NZ$35 billion (as at June 30, 2003) representing around 23% of industry lending.  It has strong market share in personal, rural, and small business banking including a national network of 160 retail branches and 260 ATMs.

The National Bank of New Zealand also enjoys consistently high customer and staff satisfaction levels.  In the year to September 2003, The National Bank of New Zealand maintained its top position in the AC Nielsen Consumer Finance Monitor with 71% of personal customers rating its service as excellent or very good.  This is coupled with leading levels of staff satisfaction (85%).

The National Bank of New Zealand’s track record of value creation is based on an efficient operating model, strong revenue growth with sound credit quality and high levels of staff and customer satisfaction driven by a strong and experienced management team.

ANZ had a strong existing business in New Zealand that dates back to 1840.  Prior to the NBNZ acquisition, ANZ was among the top five banks in New Zealand with over one million personal customers and a leading position in corporate banking.

We have taken a number of steps to invigorate this existing business in New Zealand including more autonomy for New Zealand management and a series of initiatives to improve customer satisfaction, including introducing new products, opening branches and re-organizing our approach to personal banking.

The NBNZ acquisition is a significant strategic milestone for ANZ.  It is part of ANZ’s strategy to develop leading positions in growth businesses in its home markets and clearly establishes ANZ as New Zealand’s largest bank.  It also reflects our long-term confidence in New Zealand’s economic prospects.

Following completion of the acquisition of NBNZ in December 2003, our combined business in New Zealand will contribute as much as 30% of earnings in future years.  Naturally, the significance of our business and of our presence in New Zealand will necessitate a very different approach to thinking about our business in New Zealand, our customers, staff and our role in New Zealand as the largest provider of banking services.

ANZ intends that both the ANZ and The National Bank of New Zealand brands, names and branch networks will be retained for the foreseeable future.  By working together with The National Bank of New Zealand and focusing on the interests of our customers, staff and the community we can create a better organization in the future for New Zealand and for shareholders.

ANZ Stapled Exchange Preference Securities

On August 14, 2003 ANZ announced an offer of up to $750 million of ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS), with the ability to accept over subscriptions of up to $250 million.

The $1 billion raised through the offer strengthened our balance sheet and increased our financial flexibility.

Key features of the offer included:

•      a quarterly floating distribution rate, calculated as the 90 day bank bill rate plus a margin;

•      distributions are payable in preference to any dividends on ANZ’s ordinary shares;

•      the ability for ANZ to change certain terms on reset dates, the first reset date is September 15, 2008;

•     the ability for ANZ or investors to exchange ANZ StEPS for cash or ordinary shares in certain circumstances; and

•      quotation on the Australian Stock Exchange.

ANZ’s US$1.1 billion hybrid capital raising

On November 26, 2003, the company issued 1.1 million fully paid preference shares with a liquidation preference of US$1,000.  The preference shares were issued as part of a two tranche, structured hybrid raising under two offering memorandums dated November 19, 2003.  The two tranches involve US$350 million with an initial call date of January 15, 2010 at US Treasuries plus 100 basis points (equivalent to 4.484%) and US$750 million with an initial call date of December 15, 2013 at US Treasuries plus 118 basis points (equivalent to 5.36%).

Assets and Gross Revenue by Line of Business

Years ended September 30 (1)	2003		2002		2001
	$M		$M		$M
Line Of Business (2)
External Assets

Personal Banking Australia	6,696	3%	5,832	3%	n/a	n/a
Institutional Financial Services	56,529	29%	59,155	32%	n/a	n/a
Corporate	16,085	8%	13,538	7%	n/a	n/a
New Zealand Banking	4,225	2%	3,797	2%	n/a	n/a
Mortgages	77,586	40%	64,826	35%	n/a	n/a
Consumer Finance	6,135	3%	5,551	3%	n/a	n/a
Asset Finance	13,460	7%	12,410	7%	n/a	n/a
ING Australia	1,736	1%	1,638	1%	n/a	n/a
Asia Pacific	1,949	1%	1,932	1%	n/a	n/a
Treasury	9,085	5%	11,692	6%	n/a	n/a
Group Center	2,105	1%	2,734	1%	n/a	n/a
Total Assets	195,591	100%	183,105	100%	n/a	n/a

Line Of Business (2)

As published in the September 2002 Company Profile

	2002		2001
	$M		$M
External Assets

Personal Banking and Wealth
Management	10,635	6%	13,597	7%
Corporate Businesses	42,822	23%	44,245	24%
Investment Banking	25,669	14%	29,851	16%
Consumer Finance	5,551	3%	4,881	3%
Mortgages	64,826	35%	55,901	30%
Asset Finance	12,410	7%	12,013	7%
Small to Medium Business	6,764	4%	6,013	3%
Other	14,428	8%	18,992	10%
	183,105	100%	185,493	100%

(1)   Comparative Line of Business information for 2001 cannot be provided without unreasonable effort or expense, refer table below for line of business in 2002 and 2001 under previous business structure.  Refer 2002 20-F for discussion of these businesses

(2)   For discussion of operating results by Line of Business see “Operating and Financial Review and Prospects - Results by Line of Business”

Years ended September 30 (1)	2003		2002		2001
	$M		$M		$M
Gross Revenue (2) (equity standardized)(3)
Personal Banking Australia	737	6%	728	6%	n/a	n/a
Institutional Financial Services	3,342	26%	3,147	26%	n/a	n/a
Corporate	932	7%	827	7%	n/a	n/a
New Zealand Banking	480	4%	417	3%	n/a	n/a
Mortgages	4,487	34%	3,760	31%	n/a	n/a
Consumer Finance	1,052	8%	992	8%	n/a	n/a
Asset Finance	1,091	8%	1,036	9%	n/a	n/a
ING Australia	46	0%	142	1%	n/a	n/a
Asia Pacific	326	3%	281	2%	n/a	n/a
Treasury	455	3%	473	4%	n/a	n/a
Group Center	75	1%	204	2%	n/a	n/a
Total Income	13,023	100%	12,007	100%	n/a	n/a

As published in the September 2002 Company Profile.

Gross Revenue (2) (equity standardized) (3)
Personal Banking and Wealth
Management	1,376	11%	1,440	11%
Corporate Businesses	2,141	18%	2,467	19%
Investment Banking	1,527	13%	2,309	18%
Consumer Finance	986	8%	896	7%
Mortgages	3,760	31%	3,846	30%
Asset Finance	1,036	9%	1,071	8%
Small to Medium Business	503	4%	473	4%
Other	678	6%	322	3%
Total Income	12,007	100%	12,824	100%

(1)   Comparative Line of Business information for 2001 cannot be provided without unreasonable effort or expense, refer table below for line of business for 2002 and 2001 under previous business structure

(2)   Gross revenue comprises interest income, non-interest income and share of equity accounted investments (refer Note 41 of the Financial Report)

(3)   Economic Value Added EVA(TM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardized profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business units risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardized

Assets and Gross Revenue by Region

Years ended September 30	2003		2002		2001
	$M		$M		$M
Region (1)
Assets
Australia	151,538	77%	135,050	74%	133,057	72%
New Zealand	25,696	14%	23,799	13%	22,337	12%
Overseas Markets	18,357	9%	24,256	13%	30,099	16%
	195,591	100%	183,105	100%	185,493	100%
Gross Revenue (2)
Australia	9,508	73%	8,697	72%	9,012	70%
New Zealand	2,149	17%	1,917	16%	2,011	16%
Overseas Markets	1,366	10%	1,393	12%	1,801	14%
	13,023	100%	12,007	100%	12,824	100%
Net profit before tax
Australia	2,371	72%	2,391	74%	2,160	78%
New Zealand	495	15%	456	14%	395	14%
Overseas Markets	411	13%	376	12%	228	8%
	3,277	100%	3,223	100%	2,783	100%

(1)   For discussion of operating results by region see “Operating and Financial Review and Prospects - Results by Region”

(2)   Gross revenue comprises interest income and non-interest income

Supervision and Regulation

Australia

Our operations are regulated in each country in which we operate.  The supervisory framework in Australia covering Australian banks is largely compliant with the Basel core principles for effective banking supervision.  The Australian Prudential Regulation Authority (“APRA”) has responsibility for the prudential and regulatory supervision of Australian banks, Credit Unions, Building Societies, other Authorized Deposit-Taking Institutions (“ADI’s”), Insurance Companies and Superannuation Funds.  The Reserve Bank of Australia (“RBA”) has the responsibility for the supervision of the payments system in Australia.  The RBA has the power to inject liquidity into the financial system, in the event of financial disruption, whatever the cause.  On advice from APRA, the RBA can provide a lender of last resort facility to a solvent bank that has encountered liquidity constraints.

APRA discharges its responsibilities by requiring banks subject to its supervision to conform to a set of prudential standards and to regularly provide it with reports which set forth a broad range of information, including financial and statistical data relating to their financial position and information in respect of prudential and other matters.

In its supervision of banks, APRA gives special attention to capital adequacy, liquidity, earnings, loan loss experience, concentration of risks, the maturity structure of assets and liabilities, large exposures, potential exposures through equity investments, funds management and securitization activities and international banking operations.  APRA may also exercise certain investigative powers if a bank fails to provide information about its financial condition or becomes unable to meet its obligations or suspends payment.

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from banks with selective “on site” visits and formal meetings with banks’ senior management and external auditors.  APRA has also formalized a consultative relationship with each bank’s external auditors.  The external auditors provide additional assurance that prudential standards set by APRA are being observed, and that statutory and other banking requirements are being met.  External auditors also undertake targeted reviews of specific risk management areas as selected at the annual meeting between the bank, its external auditors and APRA.  In addition, each bank’s Chief Executive Officer attests to the adequacy and operating effectiveness of the bank’s management systems to control exposures and limit risks to prudent levels.

A bank may not enter into any agreement or arrangement for the sale or disposal of its business or carry on business in partnership with another bank without the consent of the Treasurer of the Commonwealth of Australia (“the Treasurer”).

Although the Reserve Bank of Australia (RBA) has the authority, with the approval of the Treasurer, to set interest rates paid or charged by banks, this authority is not currently being exercised.

Bank Liquidity

Liquidity is regulated by APRA through individual agreements with each bank which take into consideration the specific operations of each organization.  APRA requires that banks have a comprehensive liquidity policy statement which defines the guidelines and systems for managing domestic and foreign currency liquidity.  This statement must be approved by the Board of Directors.  A bank’s liquidity management policy should cater for a range of potential conditions and APRA requires each bank’s liquidity risk to be assessed under two specific scenarios.  The first scenario is known as the “going-concern” and refers to the normal behavior of cash flows in the ordinary course of business and forms the day-to-day focus of a bank’s liquidity management.  The second scenario, known as the “short term crisis”, covers the behavior of cash flows where there is a problem (real or perceived) which may include operational problems, doubts about the solvency of a bank or adverse rating changes.  APRA expects a bank to have sufficient liquidity to keep operating for at least 5 business days.

Banks must supply APRA with a monthly return which details the projected future cash flows under both the “going concern” and “short term crisis” scenarios.  The latter must include maturity profiles out to 5 business days based on assumptions agreed with APRA.  Banks are required to consult with APRA before making any significant changes to the assumptions underlying these reports.

Where APRA is not satisfied with the adequacy of an ADI’s liquidity management strategy, or where it has particular concerns about an ADI’s liquidity, it can direct the ADI to hold specified amounts of liquid assets such as cash and certificates of deposit.

Banks operate Exchange Settlement Accounts with the RBA.  These accounts are used primarily for liquidity management purposes by banks.  Prior to October 1, 1997 the RBA paid an interest rate on balances in Exchange Settlement Accounts of 10 basis points under the cash rate.  Effective from that date, the RBA reduced the interest payable on these balances to 25 basis points below the cash rate.

Associations with Related Entities

APRA requires that ADI’s are to take account of risks associated with the related parties in the group of which they are a member and are not exposed to excessive risk as a result of their associations with related entities.

Associations and dealings by an ADI with their related entities may give rise to contagion risk, or the possibility that problems arising in other group members may compromise the financial and operational position of the ADI.  To this end, an ADI is required to manage and monitor the level of contagion risk so that this is kept at a modest level.  Various rules are imposed by APRA to ensure contagion risk is controlled including:

•                  comprehensive policies and procedures for managing and monitoring risk are in place (this must also be advised to APRA, with the ADI’s Chief Executive attesting to the identification, adequacy and operating effectiveness of risk management policies, systems and procedures);

•                  dealings with related entities are transparent and controlled with prudent exposure limits in place (APRA has set specific prudential limits on intra-group exposures).  Unlimited exposures and cross default clauses triggering a possible default of the ADI in its obligations are not to be held.  Effectively the ADI’s dealings with the related entities should not be for the prime purpose of supporting the related entities business;

•                  separation and disclosure rules covering badging and product distribution arrangements to ensure the ADI is not linked to the fortunes of other entities in the group; and

•                  participation by the ADI and related entities in common group operations.

The APRA prescribed specific prudential limits on intra-group exposures are set on the exposures of an ADI to related parties or, where applicable, of an Extended Licensed Entity (ELE) to related parties which do not form part of the ELE. An ELE is defined as consisting of the ADI and all APRA approved ADI subsidiaries which are effectively operated as a division of the ADI, though the subsidiaries are separate legal entities. The limits are as follows:

•                  Exposures of an ADI or ELE to related ADI’s (including overseas based equivalents) being limited to:

•                  50% of the ADI’s Level 1 capital base on an individual related ADI exposures basis; and

•                  150% of the ADI’s Level 1 capital base on an aggregate exposure basis to all related ADI’s.

•                  Exposures of an ADI or ELE to other related parties (ie non-related ADI’s captured above) being limited to:

•                  25% of the ADI’s Level 1 capital base where the exposure is to any other regulated related entity (ie any related entity other than an ADI or overseas based equivalent directly regulated by APRA or by a foreign equivalent) not captured above;

•                  15% of the ADI’s Level 1 capital base where the exposure is to an unregulated related entity; and

•                  35% of the ADI’s Level 1 capital base on an aggregate exposure basis to all other related parties.

Any proposed exposures in excess of the APRA prescribed prudential limits on intra-group exposures, are subject to APRA approval. ADI’s are subject to reporting requirements covering intra-group exposures.

ANZ reports on an ELE basis and manages and complies with all requirements above.

Capital Adequacy

APRA imposes guidelines for the capital adequacy of banks as an essential part of its prudential supervision of ADI’s.

APRA assesses an ADI’s financial strength by measuring its capital adequacy on both a stand-alone and a group basis. The stand-alone, or Level 1, basis only includes the ADI. The group, or Level 2, basis includes the ADI and all its consolidated subsidiaries. Level 1 and 2 assessments are applicable to all ADI’s and the capital adequacy measurement is based on the Basel Capital Accord. APRA also requires a capital adequacy measurement at a third level if an ADI is part of a “conglomerate group.” APRA has defined a conglomerate group as a group of companies containing one or more locally incorporated ADI’s and may include non-financial as well as financial entities. Level 3 assessments apply only to ADI’s prescribed by APRA and the capital adequacy measurement is based on a methodology agreed with APRA.

APRA has prescribed that ANZ is not required to measure its capital adequacy at Level 3.

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

Effective January 1, 1998, APRA required banks to measure and apply capital charges in respect of their market risks arising from their trading and commodity positions, in a manner which is broadly consistent with the January 1996 Basel Committee amendment to its Capital Accord. In measuring their market risks, banks have a choice of two methods. The first alternative is to measure risks in a standardized manner defined by APRA. The second alternative allows banks to utilize their internal risk measurement systems subject to APRA approval. ANZ applies the second approach.

Capital, for APRA supervisory purposes, is classified into two tiers, referred to as Tier 1 and Tier 2. APRA requires all ADI’s to maintain a minimum ratio of capital to risk-weighted assets of 8 per cent, at least half of which must be maintained in the form of Tier 1 capital. APRA has not indicated that it has any plans to allow Australian ADI’s to employ a third tier of capital, which would consist of short term subordinated notes, to meet a proportion of the market risk capital requirements. APRA will consider other risk factors that have not been incorporated or accounted for quantitatively in the framework when assessing the overall capital adequacy of an ADI. Where it is judged appropriate, APRA may require individual ADI’s to maintain a minimum capital ratio above 8 per cent.

Tier 1 or “core” capital, consists of paid up ordinary share capital, general reserves, retained earnings, current year’s earnings net of expected dividends and tax expenses, non-cumulative preference shares not redeemable at the holders’ option (as approved by APRA) together with minority interests but excludes retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes. Tier 1 must constitute at least 50% of the capital base requirements. In June 1999, APRA expanded the definition of Tier 1 capital to include innovative equity instruments (as approved by APRA). Innovative equity instruments include capital instruments which are a permanent and unrestricted commitment of funds, are available to absorb losses, have no fixed servicing obligations and are subordinated to the interests of depositors and other creditors. The maximum innovative equity instruments allowed to be included in Tier 1 capital is 25% of the sum of paid up capital, general reserves, retained earnings, current year’s earnings net of expected dividends and tax expenses and minority interests. Any excess amount is eligible as Upper Tier 2 capital. Provision has also been made so that capital instruments issued via special purpose vehicles may be eligible for inclusion in Tier 1 capital.

ANZ also reports Adjusted Common Equity as a percentage of risk weighted assets. Adjusted Common Equity is defined as Tier 1 capital less preference shares translated at current rates and deductions from total capital (see below).

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

•                  Unamortized goodwill and any other intangible assets, including the intangible component of investments;

•                  Investments in and any other forms of credit support provided to associated lenders mortgage insurers;

•                  Retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes (ie funds management and insurance entities).

Deductions from total capital comprise:

•                  ADI’s tangible investments in non-consolidated financial entities, and tangible investments in entities involved in funds management, insurance and securitization activities;

•                  Strategic cross-ADI shareholdings (including those strategic shareholdings in equivalent deposit taking institutions in overseas countries);

•                  Any non repayable loans advanced by an ADI under APRA’s certified industry support arrangements; and

•                  Any undertakings by an ADI to absorb designated first level of losses on claims supported by it (eg; first loss facilities associated with funds management and the securitization of assets).

ANZ’s capital adequacy ratio was 11.1% (including 7.7% of Tier 1 Capital) at September 30, 2003, compared with 9.5% at September 30, 2002, and 10.3% at September 30, 2001.

APRA may from time to time vary the capital adequacy ratios, which it sets for individual banks subject to its supervision. For further information on our capital adequacy, see “Operating and Financial Review and Prospects-Capital”.

Equity Holdings

Individual equity investments by ADI’s are subject to the following requirements:

(i) ADI’s must consult with APRA prior to:

•                  Committing to any proposal to acquire more than 10% equity interest in an entity that operates in the field of finance:

•                  Establishing or acquiring a subsidiary (other than an entity which is purely used as a special purpose financing vehicle for the ADI):

•                  Taking up an equity interest in an entity arising from the work-out of a problem exposure which:

•                  Exceeds 0.25% of the consolidated ADI’s Tier 1 capital; or

•                  Results in the ADI acquiring more than 10% equity interest in the entity; or

•                  Results in the ADI’s aggregate investment in non-subsidiary entities which are not operating in the field of finance to exceed more than 5% of the consolidated ADI’s Tier 1 capital.

(ii) ADI’s must report all other equity investments to APRA not subject to (i) retrospectively.

(iii) For equity investments by an ADI in non-subsidiary entities that are not operating in the field of finance exceeding

•                  0.25% the consolidated ADI’s Tier 1 capital for an individual investment or

•                  5% of the consolidated ADI’s Tier 1 capital in aggregate the excess above these limits must be deducted from the ADI and consolidated ADI’s Tier 1 capital for capital adequacy calculation purposes.

These restrictions do not apply to equity holdings held within a trading portfolio.

Large Credit Exposures

APRA requires banks to report large credit exposures in terms of the consolidated group (ie the bank and its subsidiaries). Banks must consult with APRA before committing to any exposure (includes claims and commitments recorded on and off balance sheet) to any individual counterparty or group of related counterparties which will exceed 10% (subject to exceptions) of the capital base of the consolidated group. Banks are required to report quarterly to APRA the largest 10 exposures and all those exceeding or equal to 10% of the consolidated capital base. ANZ reported largest 10 exposures to 3 Government bodies, 5 Corporates, and 2 Bank counterparties as at September 30, 2003. Their respective ratings are as follows:

•                  One Bank - S&P rating A+, Moody’s rating A1

•                  One Bank - S&P rating AA-, Moody’s rating Aa3

•                  Three Government bodies - S&P rating Aaa, Moody’s rating AAA

•                  One Corporate - S&P rating AAA, Moody’s rating Aaa

•                  One Corporate - S&P rating AA-, Moody’s rating Aa3

•                  One Corporate - S&P rating AAA, Moody’s rating Aa1

•                  One Corporate - S&P rating A+, Moody’s rating A2

•                  One Corporate - Not externally rated

Possible Future Developments

APRA issued a policy discussion paper in June 2003 on the deduction of intangible assets, specifically capitalized expenses, from Tier 1 Capital. APRA has proposed that the following capitalized expenses will be deducted from Tier 1 capital from July 1 2004:

1. Loan / lease origination fees and commissions paid to originators and brokers;

2. Securitization establishment costs;

3. Costs associated with debt / capital raisings; and

4. Other generic capitalized expenses, such as those in the nature of:

a. transformation costs; and

b. business development initiatives.

The impact on ANZ’s capital adequacy ratios as at September 30, 2003 would have resulted in a minor reduction to the Tier 1 and Total Capital ratios to approximately 7.5% and 10.9% respectively.

Basel

In January 2001, the Basel Committee on Banking Supervision issued a set of consultative papers detailing a new capital adequacy framework. The papers set out proposals to update the 1988 Accord, and establish the risk management and regulatory capital calculation framework for bank regulators around the world. When adopted, the proposals will amplify the influence of credit opinions from agencies such as Standard & Poor’s and Moody’s Investors Services and, for banks with more advanced internal risk grading and risk management practices and processes, provide the opportunity to use internal credit ratings. Once adopted, these developments will mean regulatory capital holdings are a more accurate reflection of the risk profile of a bank’s loan portfolio, market related and operational activities.

Since January 2001, the Basel Committee have progressively released a number of working papers, refining the content of the original documents. A final version of the consultative papers is now expected by June 2004, with implementation of the new proposals expected by the end of 2006.

Payment System Reforms In Australia

The first two stages of a package of credit card reforms introduced by the Reserve Bank of Australia (RBA) are in place. From January 1, 2003, merchants have been able to charge an additional fee for credit card transactions. From October 31, 2003 a cost-based approach to calculating interchange fees has applied. Interchange fees are wholesale fees that banks pay one another. This has significantly reduced interchange fees. Changes to credit card product offerings already in place will to some extent mitigate the impact on the Group. ANZ estimates that the impact of interchange reductions on earnings after tax will be no greater than $40 million in 2004.

The final stage of credit card reforms will allow non-banks to issue credit cards and acquire credit card transactions. APRA released its standards for public comment in July 2003 and a date for commencement of the regime has yet to be announced.

Australian Deposit Taking Institutions have applied to the Australian Competition and Consumer Commission (ACCC) to authorize EFTPOS interchange fees to be set to zero. In its draft decision, the ACCC denied the application; a final decision is expected before the end of 2003.

CLERP 9

The CLERP 9 Bill will be introduced into the Australian parliament by the end of 2003.

The government aims to improve the operation of the market by promoting transparency, accountability and shareholder activism and the Bill proposes a range of measures designed to enhance audit regulation and the general corporate disclosure framework.

The reforms particularly target the areas of auditing standards, fundraising, directors’ duties, takeovers and financial services by including measures that target auditor independence, enforcement arrangements, disclosures to shareholders and enforcement arrangements to support continuous disclosure, including the introduction of civil penalties.

The Parliament is likely to debate the Bill in the first half of 2004 and the government hopes for passage in time for a July 1, 2004 implementation date.

ANZ does not expect the CLERP 9 reforms to have a material affect on our business.

New Zealand

The supervision of registered banks in New Zealand is carried out by the Reserve Bank of New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Reserve Bank of New Zealand’s principal statutory purpose in exercising its supervisory powers is to promote the maintenance of a sound and efficient financial system and to avoid significant damage to the financial system that could result from the failure of a registered bank.

The Reserve Bank of New Zealand generally imposes uniform conditions of registration to ensure a level playing field among registered banks. A key element of this uniformity is the ongoing minimum capital adequacy ratio requirements imposed on registered banks by the Reserve Bank of New Zealand. The Reserve Bank of New Zealand requires each registered bank to have a capital ratio of at least 8% of the group’s credit exposures, on a risk-weighted basis. Within this 8% requirement, a banking group’s Tier 1 capital (which is equity or its equivalent) must be at least 4% of the group’s risk-weighted exposures.

The Reserve Bank of New Zealand, its system of supervision places emphasis on a financial disclosure regime. Every quarter, each registered bank must publish what is known as a general disclosure statement, which outlines its financial position and performance so that customers and depositors can make an informed decision about the level of risk attaching to an individual bank.

Neither the New Zealand Government nor the Reserve Bank of New Zealand guarantees banks or bank deposits and there is no deposit insurance in New Zealand.

As a result of changes made in August 2003 to the Reserve Bank of New Zealand Act 1989, a person must obtain the written consent of the Reserve Bank of New Zealand before giving effect to a transaction resulting in that person acquiring a “significant influence” over a registered bank.

“Significant influence” means the ability to appoint 25% or more of the board of directors of a registered bank or a qualifying interest (e.g. legal ownership) in 10% or more of its voting securities.

In assessing applications for consent to acquire a significant influence over a registered bank, the Reserve Bank of New Zealand will have regard to the same matters as are relevant in assessing an application for registration as a registered bank. In giving its consent, the Reserve Bank of New Zealand may impose such terms and conditions as it thinks fit.

The Reserve Bank of New Zealand has stated that a systematically important bank in New Zealand (which includes both ANZ Banking Group (New Zealand) Limited and NBNZ) must be able to operate as a going concern if one of its service providers, including its parent company, fails. The Reserve Bank of New Zealand’s approach is directed at ensuring that each bank operating in New Zealand has effective control of its core procedures, systems and senior staff, so that each bank may continue operating as a going concern.

The Reserve Bank of New Zealand has indicated that this going concern requirement will not necessarily preclude the adoption and use by NBNZ of ANZ’s policies, procedures and systems. However, the amalgamation of NBNZ with ANZ Banking Group (New Zealand) Limited is likely only to be able to proceed if the Reserve Bank of New Zealand is satisfied that the amalgamated entity can continue to operate on a stand alone basis. It is likely that over time the Reserve Bank of New Zealand’s requirement for local banks to be self sufficient in this regard will apply to all registered banks in New Zealand and, accordingly, would apply to both ANZ Banking Group (New Zealand) Limited and NBNZ were they not to amalgamate or otherwise combine operations.

United States

On October 26, 2001, the President signed into law H.R. 3162, the USA PATRIOT Act (the “Act”), which contains strong measures to prevent, detect, and prosecute terrorism and international money laundering. Title III of the Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. It includes numerous provisions for fighting international money laundering and blocking terrorist access to the U.S. financial system. The Act is far-reaching in scope, covering a broad range of financial activities and institutions.

The provisions affecting banking organizations are generally set forth as amendments to the Bank Secrecy Act (“BSA”). These provisions relate principally to U.S. banking organizations’ relationships with foreign banks and with persons who are resident outside the United States. The BSA, which generally applies to insured depository institutions as well as to the U.S. branches and agencies of foreign banks, does not immediately impose any new filing or reporting obligations for banking organizations, but requires certain additional due diligence and recordkeeping practices. Some requirements take effect without the issuance of regulations. Other provisions have been implemented through regulations promulgated by the U.S. Department of the Treasury, in consultation with the Federal Reserve Board and the other federal financial institutions’ regulators.

Following the passage in March 2000 of the Gramm-Leach-Bliley Act of 1999 (“GLB”, also known as the Financial Modernization Act), ANZ successfully applied to the Federal Reserve Bank and became a Financial Holding Company (“FHC”). As a FHC, ANZ is allowed to engage in financial activities that are financial in nature or incidental, or complementary to financial activities, as determined by the Federal Reserve Bank and the Secretary of the Treasury Department. This legislation provides a clearer method for future integration of banks with other financial businesses and allows the Bank to enter into other new business lines for the first time.

Under this legislation, the FHC is subject to restrictions if it were determined that the FHC is not “well managed” or “well capitalized”. In addition, under the GLB, the Federal Reserve Bank is the “umbrella” supervisor with jurisdiction over the FHCs.

Under the GLB’s new requirements, the Office of the Comptroller of the Currency (“Comptroller”) will continue to oversee, as “primary regulator,” foreign banks having a federal branch in the United States. Therefore, the ANZ New York Branch will continue to be subject to supervision, examination and extensive regulation by the Comptroller and the International Banking Act of 1978 (the “IBA”), along with the regulations adopted pursuant to the IBA. The IBA provides, among other things, that a federal branch of a foreign bank can exercise the same rights and privileges that are available to national banks. In addition, the exercise of any such right or privilege must be subject to the same duties, restrictions, penalties, liabilities, conditions and limitations that apply to national banks at the same location. The Comptroller also imposes a required “capital equivalency” deposit to a federal branch, which must be maintained on deposit with a Federal Reserve member bank (or invest in qualifying securities as authorized by the Comptroller). The amount of this deposit should be not less than 5% of the total liabilities (excluding, among other things, liabilities to affiliates) of the federal branch. In addition, a federal branch is subject to the record-keeping and reporting requirements that apply to national banks. The branch must maintain its accounts and records separate from those of the foreign bank and must comply with such additional requirements as may be prescribed by the Comptroller. In addition to the above deposit requirement, Regulation D of the Federal Reserve Bank imposes uniform reserve requirements to all institutions (including a federal branch) with transaction accounts or non-personal time deposits. The Regulation defines such deposits and requires reports of deposits to the Federal Reserve.

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

Also under the IBA, the branch is subject to certain restrictions with respect to opening new domestic deposit-taking branches and establishing or acquiring subsidiary banks in states outside of our “home-state” of New York.

Other Countries

Local banking operations in all of ANZ’s offshore branches and banking subsidiaries are subject to host country supervision by their respective regulators.

Competition

The Australian banking system is highly competitive. In September 2003, the four major banking groups in Australia (being ANZ, Commonwealth Bank of Australia, National Australia Bank Limited and Westpac Banking Corporation, together with their respective banking subsidiaries), held approximately 70% of the total Australian assets of banks that carry on business in Australia. Each of these four banking groups operates a nationwide branch network and, at September 30 2003, they collectively operated approximately 70% of the total number of bank branches in Australia. The operations of the smaller regional banks are typically limited to servicing customers in a particular State or region with particular emphasis on residential mortgage lending.

The deregulation of the Australian financial system during the early 1980s led to a proliferation of financial institutions that compete in selected markets with the four major banks. Non-bank financial intermediaries such as building societies and credit unions compete principally in the areas of accepting deposits and residential mortgage lending, mainly for owner-occupied housing. Some large building societies were granted banking authorizations under the Banking Act 1959. Specialist non-bank residential mortgage lenders and direct (non-branch) banking operations have become more prominent in recent years.

Competition is particularly intense in the housing lending market, which has been largely driven in recent times by the rise of mortgage originators, and more recently, growth of the mortgage broker industry. Broker originated loans now account for between 30%-40% of all transactions in the Australian marketplace. Most banks have embraced broker-originated business whilst continuing efforts to grow market share in the traditional network channel.

Our Consumer Finance business offers credit card products and personal loans in Australia. In a highly competitive market ANZ holds a strong position, accounting for around 26%-28% of all credit card spending in Australia. Reforms recently introduced by the RBA, which allow merchants to recover the costs of accepting credit cards, determine objective cost-based benchmarks for setting interchange fees and liberalize access to the schemes, are designed to increase competition further in this market.

ANZ’s Esanda and UDC businesses offer a range of personal finance products in Australia and New Zealand. The businesses hold leading market positions in motor vehicle and equipment finance. The highly competitive nature of this business in both countries has seen a period of rationalization in recent years that has resulted in a number of our peers divesting their personal finance operations to non-banking institutions.

Institutional Financial Services (“IFS”) offers a wide range of financial market services to our large corporate and institutional customer base including: foreign exchange, derivative and fixed interest activities, project and structured finance, corporate finance (mergers and acquisitions, and other advisory), primary markets origination and syndication and leasing finance. Competitors gain recognition through the quality of their client base, perceived skill sets, reputation and brands. In domestic markets, IFS’s competitors are generally either international investment banks operating in niche markets, the boutique operations of large multi-national banking conglomerates or domestic investment banks with a focus on niche areas. IFS’ key competitive strength is its focused geographic and sector experience, league table rankings and its established client base.

ANZ’s Corporate segment offers traditional relationship management to both its Corporate (A$10m to A$100m turnover) and Small to Medium Enterprise (A$50k Funds Under Management to A$5m turnover) businesses as well as sophisticated financial solutions to it larger clients. ANZ has a strong market share in the Corporate market that is dominated by the major Australian banks. Recent growth in the SME market has seen competition intensify amongst the major and regional banks in an attempt to increase market share. ANZ’s share of this market has increased in recent periods.

The funds management industry is an area of strong competition among the four major banks and Australia’s insurance companies. Competition has increased as the Australian Government has encouraged long-term saving through superannuation by means of taxation concessions and the imposition of a mandatory superannuation guarantee levy on employers. In May 2002, ANZ commenced operations of the joint venture with the ING Australia Group to create a larger and more competitive organization in wealth management.

On October 24, 2003, ANZ announced that it had purchased The National Bank of New Zealand from Lloyds TSB Group plc. Combined with ANZ’s existing New Zealand operations the amalgamated entity will hold an approximate 40% market share, and will be the leading player in all market segments of the New Zealand banking market. We compete in New Zealand with the Bank of New Zealand (a wholly-owned subsidiary of National Australia Bank Limited), Westpac Trust Corporation (a wholly owned subsidiary of Westpac Banking Corporation), ASB Bank Limited (a subsidiary of Commonwealth Bank of Australia) and others.

Item 5: Operating and Financial Review and Prospects

Results for 2003, 2002 and 2001

The following discussion is based on the Financial Statements and accompanying notes as prepared under Australian GAAP and set out in the Financial Report. Note 54 to the Financial Report discusses the differences between Australian GAAP and US GAAP, and their impact on our net profit, shareholders’ equity and total assets.

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

In 2003, 27% (2002: 28%) of our gross revenue was derived from countries outside Australia. Movements in foreign currencies against the Australian dollar will therefore affect our earnings through the translation of overseas profits to Australian dollars.

We face substantial competition in all our markets, particularly Australia and New Zealand. Competition affects our profitability in terms of reduced interest rate spreads and the volume of new lending. See “Information on the Company - Competition”.

Our operations are impacted by government actions such as exchange controls, and changes to taxation and government regulations in the countries in which we operate. Our operations in most countries depend on the continuing availability of banking licenses issued by applicable governments. In Australia, in addition to the competition rules overseen by the Australian Competition and Consumer Commission (“ACCC”), there is a prohibition of merger between any of the four major banks in Australia by the Commonwealth Government of Australia. There is no change anticipated to this prohibition in the near term.

Finally, our operations are also constrained by community pressures, most notably in Australia, in keeping fee income, interest rate increases and branch rationalization to acceptable levels.

Changes in Accounting Policy

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from October 1, 2002. Under the new Standard, provision for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date. Accordingly the dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the notes. The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $777 million at September 30, 2003. The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in Note 7, Dividends.

AASB 1012, Foreign Currency Translation became effective for the Group from October 1, 2002. Under this revised Standard foreign denominated equity must be reported using the spot rate applicable at the date of issue and not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its USD preference share capital to the historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

Operating Results

Our results for the past three years are summarized below and are discussed under the headings of “Analysis of Major Income and Expense Items”, “Results by Line of Business”, and “Results by Region”, which follow.

Years ended September 30	2003	2002	2001
	$M	$M	$M

Australian GAAP
Net interest income	4,311	4,018	3,833
Allowance for loan losses charge	(614)	(860)	(531)
Net interest income after allowance for loan losses charge	3,697	3,158	3,302
Non-interest income	2,808	2,970	2,573
Net operating income tax	6,505	6,128	5,875
Other operating expenses	(3,228)	(2,905)	(3,092)
Operating profit before income tax	3,277	3,223	2,783
Income tax expense	(926)	(898)	(911)
Operating profit after income tax	2,351	2,325	1,872
Outside equity interest	(3)	(3)	(2)
Net profit attributable to shareholders of the company	2,348	2,322	1,870
US GAAP
Operating profit attributable to ANZ shareholders	2,380	2,097	1,796

Analysis of Significant Items

ANZ believes that the exclusion of significant transactions provides investors with a measure of the performance of the operating business without the distortion of one-off gains and losses. The table below shows the impact of the significant items on our Operating Results for the past three years. Significant items are shown individually and also shown geographically for Australia and New Zealand.

	2003	2002	2001
	$M	$M	$M
Profit excluding profit after tax from sale of businesses to joint venture, NHB recovery and additional allowance for loan losses charge	—	2,168	—
Additional allowance for loan losses charge after tax	—	(175)	—

Recovery from NHB litigation after tax	—	159	—

Profit from sale of Australian businesses to ING Australia joint venture after tax	—	138	—
Australian significant transactions	—	122	—
Profit from sale of New Zealand businesses to ING Australia joint venture after tax	—	32	—
Net profit attributable to shareholders of the company	—	2,322	—

Australia and New Zealand Banking Group Limited recorded a profit after tax of $2,348 million for the year ended September 30, 2003, an increase of 1% over the September 2002 year. Earnings per ordinary share were 1% higher at 148.3 cents, and return on ordinary shareholders’ equity was down from 23.2% to 20.6%.

Net profit and loss

Profit after tax for the 2003 year was $2,348 million, an increase of 1% over the September 2002 year. Excluding one-off significant transactions in 2002, there was an 8% increase over the September 2002 year. Key influences on the operating result for the year were:

•                  Growth of 7% in net interest income. Average net lending assets grew by $13.6 billion (10%) overall, with growth of $10.8 billion (18%) in Mortgages, $1.6 billion in Corporate and $0.8 billion in Asset Finance. Net lending asset volumes reduced 15% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar. Average deposits and other borrowings grew $13.5 billion, in Treasury ($3.2 billion), Personal Banking Australia ($4.2 billion), Institutional Financial Services ($2.7 billion), New Zealand Banking (NZ $0.8 billion), Asset Finance ($0.8 billion) and Corporate ($1.6 billion). The deposit growth was encouraged by uncertainty in global equity markets.

Net interest margin contracted by 10 basis points:

•                  The funding cost associated with unrealized trading gains increased as a result of the appreciation of the AUD. Whilst resulting in a 3 basis point decline in net interest margin, it is offset by an equivalent gain in trading income.

•                  Net interest income in Treasury fell by $45 million with maturing high yielding assets not able to be replaced due to the sustained period of low and stable interest rates (3 basis points).

•                  The interest benefit from low interest savings accounts and non-interest bearing balances reduced as the rate at which they were invested reduced (3 basis points).

•                  The proportion of the balance sheet funded by low interest savings accounts and non-interest balances reduced during the year, offset by an increase in term deposits and wholesale funding. This change in funding mix reduced the net interest margin by 5 basis points.

•                  Partially offsetting these declines was an increase in foreign currency hedge revenue as a result of the strengthening AUD (3 basis points) and a reduction in the funding cost on impaired assets (1 basis point).

•                  Non interest income reduced 5%. After adjusting to remove the impact of selling the ANZ Funds Management business to ING Australia non interest income increased 5% :

•                  Lending fees increased $57 million on strong volume growth in Corporate, Asset Finance and Institutional Banking in Australasia.

•                  Non-lending fees reduced by 3% ($35 million) principally from a $38 million under-accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points and reduced fee revenue from the US and UK structured finance operations.

•                  Non-fee other income increased by 17% ($102 million), including increased equity accounted income in PT Panin, development property sales in Institutional and higher profit on trading instruments. The latter is principally due to a change in the split of Capital Markets earnings between trading and net interest income.

•                  Operating expenses increased $323m, 11% compared to 2002. Excluding the 2002 NHB recovery ($248 million) operating expenses increased by $75 million, 2% higher than the full year 2002. After also adjusting for the impact of selling the Funds Management businesses to ING Australia operating expenses increased 4%.

•                  The Allowance for Loan Loss charge increased by 1%. A 12% growth in net advances was offset by an improvement in overall average credit quality, with an increased proportion of mortgage loans.

Credit Risk

The total group allowance for loan loss charge totalled $614 million as compared to a charge of $860 million in 2002. The 2002 charge included an additional allowance for loan losses of $250 million to restore the general allowance for loan losses to an appropriate level.

The allowance for loan loss charge to operating segments was lower at $514 million in the year to September 2003 (2002: $538 million). An additional charge of $100 million (7 basis points) was taken to recognize continued uncertainty and expected levels of default in the offshore lending portfolios. Excluding the $250 million additional provision in 2002, the average allowance for loan loss rate decreased over the year to 39 basis points compared to 43 basis points for the September 2002 year.

Net specific allowance for loan losses were $527 million, down from $728 million in the September 2002 year. The reduction was mainly due to the absence of large single name losses in the September 2003 year, compared to the September 2002 year where 43% of losses were due to two large amounts in the offshore portfolios. While the Australian and New Zealand portfolio losses remained relatively stable over the year, the international portfolio losses reduced by 52%. Settlement of the Grindlays credit warranties ($27 million) was included in the net specific allowance for loan losses for the 2003 year.

Net non-accrual loans were $525 million at September 2003 compared with $628 million at September 2002. New non-accruals of $988 million in the September 2003 year represent a reduction of $297 million compared to the September 2002 year where large single names boosted the level of non-accruals. The Allowance for Loan Loss balance at 30 September 2003 was $1,534 million (1.01% of risk weighted assets), compared with $1,496 million (1.06% of risk weighted assets) at September 30, 2002.

Analysis of Major Income and Expense Items

Net interest income

The following table analyzes net interest income, interest spread and net interest average margin for Australia, New Zealand and overseas markets. Interest income figures included as part of spread and margin calculations are presented on a tax-equivalent basis.

Years ended September 30	2003	2002	2001
	$M	$M	$M
Interest income	10,215	9,037	10,251
Interest expense	(5,904)	(5,019)	(6,418)
Net interest income	4,311	4,018	3,833
Average interest earning assets	162,154	145,920	139,301

Australia
Gross interest spread adjusted to include interest forgone	2.31	2.44	2.35
Interest forgone on impaired assets (1)	(0.02)	(0.04)	(0.03)
Net interest spread (2)	2.29	2.40	2.32
Interest attributable to net non-interest bearing items	0.41	0.51	0.64
Net interest average margin (3)- Australia	2.70	2.91	2.96

New Zealand
Gross interest spread adjusted to include interest forgone	2.30	2.34	2.13
Interest forgone on impaired assets (1)	—	—	(0.03)
Net interest spread (2)	2.30	2.34	2.10
Interest attributable to net non-interest bearing items	0.62	0.48	0.54
Net interest average margin (3)- New Zealand	2.92	2.82	2.64

Overseas markets
Gross interest spread adjusted to include interest forgone	1.37	1.20	0.92
Interest forgone on impaired assets (1)	(0.07)	(0.05)	(0.16)
Net interest spread (2)	1.30	1.15	0.76
Interest attributable to net non-interest bearing items	0.15	0.25	0.55
Net interest average margin (3)- Overseas markets	1.45	1.40	1.31

Group
Gross interest spread adjusted to include interest forgone	2.28	2.31	2.15
Interest forgone on impaired assets (1)	(0.03)	(0.04)	(0.06)
Net interest spread (2)	2.25	2.27	2.09
Interest attributable to net non-interest bearing items	0.42	0.50	0.68
Net interest average margin (3)- Group	2.67	2.77	2.77

(1)          Refer Note 14 to the Financial Report

(2)          Average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities

(3)          Net interest income as a percentage of average interest earning assets

Years ended September 30	2003	2002	2001
Average rates
Average Australian reference lending rate charged by ANZ	8.6%	8.3%	9.3%
Average Australian variable housing loan rate charged by ANZ	6.6%	6.3%	7.4%
Average Australian 90 day fixed term deposit rate (1)	3.2%	3.1%	3.6%
US average prime rate (2)	4.2%	4.9%	8.1%

(1)          Source: Reserve Bankof Australia

(2)          Source: “Economic Indicators” prepared by the Council of Economic Advisors 2003

2003

Net interest income at $4,311 million was 7% ($293 million) higher than last year.

Volume

Average net lending assets grew by $13.6 billion (10%) overall, with growth of $10.8 billion (18%) in Mortgages, $1.6 billion in Corporate and $0.8 billion in Asset Finance. Net lending asset volumes reduced 15% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar.

Average deposits and other borrowings grew $13.5 billion, in Treasury ($3.2 billion), Personal Banking Australia ($4.2 billion), Institutional Financial Services ($2.7 billion), New Zealand Banking (NZ$0.8 billion), Asset Finance ($0.8 billion) and Corporate ($1.6 billion). The deposit growth was encouraged by uncertainty in global equity markets.

Margin

Net interest margin contracted by 10 basis points for the reasons discussed above under “Net profit and loss”.

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

Non Interest Income

Years ended September 30	2003	2002	2001
	$M	$M	$M
Fee income
Lending	933	876	787
Other	1,115	1,196	1,105
Total fee income	2,048	2,072	1,892
Foreign exchange earnings	348	365	348
Profit on trading instruments	110	59	63
Other income	302	474	270
Non interest income	2,808	2,970	2,573

Non Interest Income, at $2,808 million, was 5% lower than the 2002 year. Excluding profit on sale of business to ING Australia, other operating income was flat. Total fee income was $24 million lower than 2002 largely due to a one-off charge of $38 million as a result of an under-accrual of loyalty points on co-branded cards covering the period back to 1999 together with the ongoing impact of higher loyalty program costs. Profit on trading instruments increased $51 million largely due to Capital Markets activities where a lower proportion of trading revenue was booked as interest.

Fee Income

2003

Total fee income of $2,048 million decreased $24 million, 1% lower than September 2002.

Lending fee income increased 7% with increased business volumes in Institutional Banking, Corporate and Asset Finance.

Non-lending fee income reduced 7% as a result of three main factors:

•                  A one-off charge of $38 million as a result of an under-accrual of loyalty points on co-branded cards covering the period back to 1999 together with the ongoing impact of higher loyalty program costs

•                  Lower structured finance fee income reflecting difficult market conditions and a decision to reduce credit exposures to the power and telecommunications sectors

•                  The sale of ANZ’s funds management businesses to ING Australia

2002

Total fee income of $2,072 increased $180 million, 10% higher than September 2001.

Key drivers included :

•                  increased fee income from lending transactions in Global Institutional Banking and an increase in Personal Banking Australia mainly driven by growth in honor fees.

•                  increased non-lending fees largely as a result of higher cards transaction volumes. There was also an increase in non-lending fees in Global Structured Finance.

Foreign Exchange Earnings

2003

Foreign exchange earnings reduced by $17 million, 5% lower than September 2002. Increasing competition and credit constraints offset the positive impact of increased volatility in Asian and Pacific currencies.

2002

Foreign Exchange income increased by $17 million, 5% higher than September 2001. Foreign exchange earnings are derived from customer trades, and increases in periods of volatility. This volatility has lead to an increase in foreign exchange earnings in Asia/Pacific Personal Banking.

Profit and Loss on Trading Instruments

2003

Profit on trading instruments increased $51 million (86% higher than September 2002) largely due to Capital Markets activities where a lower proportion of trading revenue was booked as net interest. Total income in Capital Markets increased by $17 million.

2002

Profit on trading instruments decreased by $4 million to $59 million, (6% lower than September 2001). Increases in profitability in Global Capital Markets ($23 million increase) have been offset by reductions in Global Foreign Exchange ($33 million decrease). Movements have been due to changes in mix between the trading portfolio and net interest earning assets.

Other Income

2003

Other income reduced by $172 million to $302 million, 36% lower than September 2002.

Excluding the $174 million net profit before tax from the sale of business to the ING Australia joint venture other income increased 1%. A reduction in life insurance margin on services income following the sale of the funds management business into ING Australia was offset by increased equity accounted profit from ING Australia, higher equity accounted profit from other associated entities principally relating to profit on bond sales by PT Panin and the sale of development properties in Institutional Banking in the 2003 year.

2002

Other income increased by $204 million to $474 million, 76% higher than September 2001.

The 2002 result includes a $174 million net profit before tax from sale of business to the ING Australia joint venture. This was offset by a $91 million reduction in life insurance margin on services operating income due to the sale of the life insurance business to the ING Australia joint venture. The 2002 result also reflects an improved result from equity accounted associated entities ($54 million) and increased income from the hedge of TrUEPrS preference share dividend payments ($45 million).

Non-Interest Expenses

Years ended September 30	2003	2002	2001
	$M	$M	$M
Personnel expenses	1,750	1,714	1,675
Premises expenses	295	299	285
Computer expenses	465	424	364
Other expenses	658	653	682
Restructuring	60	63	86
Recovery from NHB litigation (1)	—	(248)	—
Non-interest expenses	3,228	2,905	3,092

(1)          Part of the Provisions raised on sale of Grindlays and associated businesses

Operating expenses increased $323m, 11% compared to 2002. Excluding the 2002 NHB recovery ($248 million) operating expenses increased by $75 million, 2% higher than the full year 2002. After also adjusting for the impact of selling the Funds Management businesses to ING Australia operating expenses increased 4%.

Personnel Expenses

2003

Personnel expenses increased $36 million, 2% over the year ended September 2002. Excluding the impact for the sale of the funds management business to ING Australia, personnel expenses increased $72m (4%).

Salaries and wages increased as a result of the 4% Enterprise Bargaining Agreement and performance related salary increases with increased staff numbers in five main areas: Continuing investment in sales staff in Personal Banking Australia, Corporate and New Zealand Banking, as well as higher back office staffing required in Mortgages to service the higher volumes. Consumer Finance staff numbers increased (mainly temporary staff) to implement the Reserve Bank credit card reforms. These credit card reform changes were introduced in January 2003.

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

Premises Expenses

2003

Premises cost decreased $4m, 1% compared to 2002.

2002

Premises costs increased $14 million, 5% over September 2001 reflecting higher rent charges. There was also a net increase in utilities and other outgoings. This was attributable to increases in: Fuel, light and power up $2 million, Security up $1 million and land tax increasing by $1 million. This has been offset by a $2 million decrease in rates.

Computer Expenses

2003

Computer costs increased $41m, 10% compared to 2002 due to higher software amortization charges ($43m) as new systems (e.g. Sales and service platform, Vision Plus and Nexus) become operational and increased rentals and repairs ($11m) partially offset by a decrease in use of computer contractors in 2003 ($16m).

2002

Computer expenses increased $60 million, 16% compared to 2001 due to increased software purchases and software amortization. Increased data communications costs were offset by lower expenditure on computer contractors.

Other Expenses

2003

Other expenses increased $5 million, 1% compared to 2002. After adjusting for the impact of selling the Funds Management business to ING Australia, other expenses increased 3%. This is due to higher consultant costs ($5m) and an increased loss on disposal of premises and equipment ($5m).

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

Restructuring Expenses

2003

Restructuring expenses decreased $3 million, 5% compared to 2002, reflecting an increased focus on generating profit growth through increased revenue rather than cost reductions.

2002

Restructuring is an ongoing part of our banking business. We incurred a $63 million restructuring charge during the 2002 year compared with an $86 million charge in 2001. The major areas of restructuring were: streamlining back office processes and developing of a common administrative systems platform encompassing human resources, procurement, accounts payable, fixed assets and general ledger.

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

ING Australia Limited

Years ended September 30	2003	2002(1)	2001
	$M	$M	$M
Net interest income	(16)	(6)	n/a
Other operating income	46	9	n/a
Operating income	30	3	n/a
Operating expenses	—	—	n/a
Profit before income tax	30	3	n/a
Income tax benefit	8	—	n/a
Net profit after income tax	38	3	n/a

(1)          Impact of 5 months of the Joint Venture operation upon ANZ. The businesses sold to the joint venture contributed a $40 million profit prior to their sale.

2003

The 2003 result for the equity accounted joint venture ING Australia improved over the five months to September 30, 2002 as a result of strong revenue growth from the life risk business and cost reductions. After a difficult start to the year due to major global uncertainties, funds under management increased in the second half of 2003 and ING Australia consolidated its number 4 position in Retail Funds Under Management as measured by ASSIRT. Risk business income continued to improve with positive claims experience the major contributor. Costs fell in the second half of 2003 as a result of the delivery of integration savings and strong cost management.

2002

In April 2002, certain life and general insurance and funds management businesses were sold to a joint venture with the ING Australia Group, and a 49% interest in the joint venture was acquired. A profit after tax of $170 million arose on sale of the businesses.

The joint venture is equity accounted, ANZ’s share of the equity accounted income for the 5 months ended September 30, 2002, was $20 million, which is then decreased by a $18 million notional goodwill amortization charge. The 2002 results above include the funding cost ($6 million charge before tax), and the investments earnings on a hedge ($5 million net of tax). Part of ING Australia capital is invested in equities and fixed interest, and we have hedged our exposure to these earnings.

Non Accrual Loans

September 30	2003	2002	2001
	$M	$M	$M
Gross non-accrual loans	1,007	1,203	1,260
Subject to specific allowance for loan losses	913	1,072	940
Without specific allowance for loan losses	94	131	320

Gross Non Accrual Loans by Region September 30,	2003	2002	2001
	$M	$M	$M
Australia/New Zealand	544	561	872
US/UK Europe	376	541	145
Asia	50	62	147
Other international	37	39	96
Total	1,007	1,203	1,260

A reduction in new non accrual loans and a stable level of write-offs has seen the non accrual loan balance drop by $196 million.

In the US/UK and Europe new non accrual loans fell by $267 million due to fewer large individual customer down grades.

New Non Accrual Loans by Region September 30,	2003	2002	2001
	$M	$M	$M
Australia/New Zealand	636	674	1,127
US/UK Europe	320	587	124
Asia	11	10	48
Other international	21	14	58
Total	988	1,285	1,357

The Group is well provided with a specific allowance for loan losses coverage ratio of 48%. Net non-accruals are $525 million (September 2001: $628 million) and represents 3.8% of shareholders’ equity at September 2003 (September 2002: 5.5%).

Corporate Businesses Risk Profile(1)

The Group applies a risk rating scale of 0 to 10 to its lending portfolios (risk grades 1 to 8 have + and - modifiers making a total of 27 separate risk grades), based on the probability of default, with risk grades 9 and 10 representing non-accrual loans. Outstandings (as opposed to limits) are documented below as they more closely relate to information disclosed on the balance sheet. Over the year, the quality of the Corporate portfolio has remained relatively stable with a slight deterioration in International being largely offset by improvements in the domestic portfolio. The portfolio remains well diversified and of good quality. The general allowance for loan losses is considered sufficient to insulate against losses inherent in the portfolio.

Corporate Businesses Risk Profile(1)

Years ended September 30			2003	2002	2001
ANZ	S&P	Moody’s
CCR 0-3	AAA to BBB+	Aaa to Baa2	39.0%	40.8%	37.8%
CCR 4	BBB-	Baa3	22.4%	25.5%	27.6%
CCR 5	BB+ to BB	Ba1 to Ba2	23.5%	19.8%	20.1%
CCR 6	BB-	Ba3	10.3%	9.3%	9.4%
CCR 7-8	B+ to CCC	B1 to Caa	3.3%	2.9%	3.6%
CCR 9-10	D/Non Accrual	Non Accrual	1.5%	1.7%	1.5%

(1)          Corporate Businesses comprises the following specialist business units: Institutional Banking, Transaction Services, Structured Finance International, Capital Markets, Foreign Exchange, Corporate Finance and Advisory and Corporate Banking.

Allowance for Loan Losses

ANZ’s methodology for determining the total allowance for loan losses establishes both a specific (allocated) and general (unallocated) component. The allocated allowance represents the results of analysis of individual loans within ANZ’s portfolio -specific allowance. The unallocated allowance (general allowance for loan losses) is established for losses inherent in the portfolio, but yet to be specifically identified. The unallocated allowance is determined through the application of the Allowance for Loan Loss methodology. The unallocated allowance is regularly reviewed to ensure it is adequate, having regard to the loss rate and term of the portfolio. The Allowance for Loan Loss charge represents the expected annual loss on principal inherent in the lending portfolio. Expected loss is determined from analysis of both individual loan and portfolio risk gradings and associated default and loss expectancy rates. Financial and statistical tools are used to assist in the risk rating of much of the Bank’s business and consumer borrowers. The Bank’s risk rating framework separately identifies probability of default from the loss given default. For individually rated borrowers, the Bank employs a risk rating scale of 0 to 10 (risk grades 1 to 8 have “+” and “-” modifiers making a total of 27 separate risk grades), to determine the probability of default, with ratings 0 through 8 being the productive ratings and, 9 and 10 the non accrual grades. Underlying these ratings are associated default probabilities. To measure security coverage, a seven grade scale is applied, ranging from A through G. Security Indicator A represents more than 130% security coverage, while G is applied to unsecured customer borrowings. Customer’s risk ratings and loan facilities are reviewed periodically (typically at least annually) to ensure the risk ratings reflect the credit risk of the customer and the prevailing economic conditions. Similarly, the performance of the risk rating tools used in the credit rating process are reviewed periodically to ensure they remain statistically valid and reflect current loss experiences.

See Note 1, (vi) and (vii), of the Financial Report for more details.

Years ended September 30	2003	2002	2001
	$M	$M	$M
Specific allowance for loan losses
Australia	267	211	303
New Zealand	9	20	33
Principal domestic markets	276	231	336
Overseas markets	208	354	164
Total specific allowance for loan losses	484	585	500
General allowance for loan losses	1,534	1,496	1,386
Total allowance for loan losses	2,018	2,081	1,886
General allowance for loan losses
Balance at start of period	1,496	1,386	1,373
Adjustment for exchange rate fluctuations	(49)	(22)	2
Charge to profit and loss	614	610	531
Significant transaction:
Additional charge to profit and loss	—	250	—
Transfer to specific allowance for loan losses	(588)	(788)	(595)
Recoveries	61	60	75
	1,534	1,496	1,386
Specific allowance for loan losses
Balance at start of period	585	500	709
Adjustment for exchange rate fluctuations	(49)	(6)	30
Bad debts written off	(640)	(697)	(834)
Transfer from general allowance for loan losses	588	788	595
	484	585	500
Total allowance for loan losses	2,018	2,081	1,886
Allowance movement analysis
New and increased allowance for loan losses
Australia	418	423	562
New Zealand	45	54	67
United Kingdom	78	214	9
United States	64	185	12
Other overseas markets	70	22	26
	675	898	676
Allowance for loan loss releases	(87)	(110)	(81)
	588	788	595
Recoveries of amounts previously written off	(61)	(60)	(75)
Net specific allowance for loan losses	527	728	520
Net credit to general allowance for loan losses	87	132	11
Charge to profit and loss	614	860	531

2003

The Group remains well provided with total allowance for loan losses of $2,018 million, down $63 million from 2002. A continued shift in the asset portfolio from offshore institutional assets, to domestic market based assets, predominately mortgages, has seen the overall risk of the portfolio reduce. The charge to profit and loss of $614 million represents a loss provisioning rate of 39 basis points, down from 43 basis points in 2002 excluding the additional charge. The general allowance for loan losses has increased by $38 million, to $1,534 million with the moderate increase explained by the Group’s larger yet less risky portfolio.

The specific allowance for loan losses fell from $585 million to $484 million in 2003. In Australia the specific allowance for loan losses increased by $56 million in 2003 year, with the majority of this being increased provisioning by the Group’s corporate businesses. Offshore, the specific allowance for loan losses fell by $157 million, with $117 million being in the Group’s UK operations, predominately relating to our restructure and partial write-off of the exposure to telecommunications company, Marconi. In the absence of the large single name exposures in the power and telecommunications industries seen in the UK and American markets in 2002, both new and increased specific allowances for loan losses and net specific allowance for loans losses where significantly lower than the amounts reported in 2002. New and increased specific allowance for loan losses were $675 million, down $223 million, while net specific allowance for loan losses was $527 million down $201 million from 2002.

2002

The $610 million (2001:$531 million) Allowance for Loan Loss charge was determined under allowance for loan losses principles and represents the expected average annual loss on principal inherent in the current risk profile of the lending portfolio. In addition to the standard modeled Allowance for Loan Loss charge, a further $72 million has been provided. The charge was based on moving the credit profile of our structured finance portfolio down one grade on our internal rating scale (equivalent to increasing the expected default percentage in the Allowance for Loan Loss calculation by approximately 150%), to reflect the high incidence of downgrade and default evident in the portfolio.

The September 2002 year charge as a percentage of average net lending assets was 43 basis points, representing a 5 basis point increase on the level reported for the September 2001 year.

Actual loss experience or net specific allowance for the year to September 30, 2002 totalled $728 million, an increase of $208 million over the year to September 30, 2001. Of the 2002 increase in Specific Allowance, 43% was due to losses on two large accounts in the United Kingdom and Americas portfolios. The Australian and New Zealand portfolios actually reduced over the year by $153 million due to lower large single name and consumer losses.

During 2002, an additional Allowance for Loan Loss of $250 million has been charged. We have seen some very unusual large losses (Enron and Marconi) where the speed of collapse prevented appropriate recognition of an Allowance for Loan Loss charge. Neither internal nor external ratings downgraded the companies in sufficient time to allow the Allowance for Loan Loss provisioning process to recognize the increased risk inherent in the portfolio.

This has resulted in some erosion of our allowance for loan losses balance. Our approach has always recognized the risk of erosion of the Allowance for Loan Loss balance when unusual events happen.

Our review of the Allowance for Loan Loss balances in 2002 demonstrated that the unexpected events of the last year have eroded that balance to the point where we believe an additional amount is required to be taken to restore the balance to appropriate levels to reflect losses inherent in the portfolio.

At September 30, 2002 the Allowance for Loan Loss was strong and stood at $1,496 million, a surplus of $446 million over the tax effected 0.5% of risk weighted assets guidelines indicated by the Australian Prudential Regulation Authority.

Income Tax Expense

Years ended September 30	2003	2002	2001
	$M	$M	$M
Total income tax expense including significant items	926	898	911
Effective tax rate	28.3%	27.9%	32.7%
Australian corporate tax rate	30%	30%	34%

2003

The Group’s effective tax rate for the year ended September 30, 2003 increased 0.4% from September 30, 2002, largely due to the 2002 year benefiting from roll-over relief which shields from tax the capital gain arising on the sale of businesses to the joint venture with ING Australia. This was partly offset by the NHB settlement tax rate differential and the life insurance accounting in the 2002 year together with higher equity accounted earnings in 2003.

2002

The Group’s effective tax rate decreased by 4.8% largely due to the 4% reduction in the Australian corporate tax rate and the roll-over relief which shields from tax the capital gain arising on the sale of businesses to the joint venture with ING Australia Ltd.

Results by Line of Business(1)

Years ended September 30 (3)	2003	2002 (2)	2001
	$M	$M	$M
Personal Banking Australia	384	360	n/a
Institutional Financial Services	772	715	n/a
Corporate	270	242	n/a
New Zealand Banking	141	131	n/a
Mortgages	270	247	n/a
Consumer Finance	144	150	n/a
Asset Finance	127	103	n/a
ING Australia	38	43	n/a
Asia Pacific	131	98	n/a
Treasury	95	125	n/a
Operating Segments Total	2,372	2,214	n/a
Group Center	(24)	(46)	n/a
Profit excluding significant transactions (4)	2,348	2,168	n/a

As published in the September 2002 Financial Report

	2002	2001 (5)
	$M	$M
Personal Banking and Wealth Management	573	526
Corporate Businesses	527	466
Investment Banking	311	288
Consumer Finance	149	99
Mortgages	246	236
Asset Finance	102	92
Small to Medium Business	157	130
Group Treasury	124	75
Operating segments total	2,189	1,912
Corporate Center	(21)	(42)
Profit excluding significant transactions (4)	2,168	1,870

(1)          Results are equity standardized. Refer definition on page 207

(2)          Results for 2002 have been restated to reflect changes to line of business in 2003

(3)          Comparative Line of Business information cannot be provided without unreasonable effort or expense, refer table below for line of business under previous business structure

(4)          Significant transactions for 2002 include: Sale of business to ING Australia joint venture, NHB recovery and additional provision for loan loss (refer page 31)

(5)          Results for 2001 have been restated to reflect changes to line of business in 2002

During the year ended September 30, 2003, ANZ managed is business activities along the following lines of business: Personal Banking Australia, Institutional Financial Services, Corporate, New Zealand Banking, Mortgages, Consumer Finance, Asset Finance, ING Australia (joint venture), Asia Pacific, Treasury and Group Center.

The following commentary compares the 2003 result with the restated results for 2002.

Personal Banking Australia comprises Personal Distribution and Banking Products.

Profit after tax increased by 7% to $384 million with profit growth in Banking Products of 27% offsetting a 4% reduction in Personal Distribution. Within Personal Distribution, Rural Banking delivered a 10% profit improvement offsetting investments in Personal Banking and revenue pressure in ANZ Financial Planning. Significant factors affecting the result were:

•                  Net interest income increased 8% driven by volume growth in Rural Banking (business lending 22%, business deposits 44%), and in Banking Products with growth in consumer deposits (11%) and margin lending, (19%). Net interest margin, however, was lower by 25 basis points due to the lower interest rate environment and higher growth in lower margin cash and term deposits.

•                  Other external operating income increased 3%. Revenue from the distribution of investment management products is recorded as external income, whereas prior to the sale of businesses to ING Australia, this revenue was internal. After adjusting for this:

•                  Sales and retention commissions received from the sale of ANZ products through the branch network increased 5% reflecting strong demand for mortgages and the effects of our investment in training of sales staff in the second half.

•                  Fees from core transaction products were marginally up.

•                  Other external operating income reduced 6% driven by an 18% reduction in sales and retention payments from ING Australia, reflecting the negative impact of the downturn in the equity markets. This was particularly evident in the first half of the year.

•                  Operating costs increased 3% due to an $8 million investment in training our sales force, and increased depreciation associated with investments in technology and the branch network. Banking Products benefited from cost savings arising from the creation of ING Australia.

•                  Allowance for loan losses remained low reflecting credit quality, and the deposit driven nature of the business.

Personal Distribution profit after tax fell 4% to $224 million. In 2003, significant investments were made to improve the sales and service performance of the business. On the service side, 155 branches were refurbished, with new merchandising rolled out across the network. On the sales side, emphasis is on the skills of our sales force and in the second half of 2003, more than 4,200 staff received sales training. The second half showed stronger sales performance in Personal Banking on the back of continued demand for mortgages and higher sales productivity. Growth in the rural sector has continued, with ANZ improving its’ market share. The downturn in the equity markets continued to have a negative impact on the distribution of investment management products, however this improved during the second half as equity markets stabilized.

Demand for deposits in Banking Products led to deposit balances increasing by 9% over the year. In August, ANZ was named “Savings Institution of the Year” and ANZ’s transaction accounts were again voted best in the market. Transaction volumes via direct channels have increased 14% reflecting the expansion of our ATM fleet and continued growth in internet banking. Margin lending volumes increased 19%.

Institutional Financial Services comprises Institutional Banking, Transaction Services, Foreign Exchange, Capital Markets, Structured Finance International, and Corporate Financing and Advisory.

Profit after tax increased 8% driven by revenue growth in Institutional Banking and Capital Markets of 10% and 9%, respectively, and a 7% increase in profit after tax in Transaction Services. This was offset by a 19% reduction in profit after tax in Structured Finance International reflecting the continuing rebalancing of the portfolio towards lower risk sectors. Significant influences on the result were:

•                  Net interest income reduced 2%. A 6% increase in Institutional Banking due to growth in domestic lending volumes and higher margins, and a 17% increase in Structured Finance International driven by several high margin structured deals was offset by increased funding costs on derivative trading in Capital Markets and Foreign Exchange that was basically exchange rate driven.

Lending volumes were 3% lower as a result of a reduction in offshore exposures and the impact of the appreciation in the AUD.

•                  Non interest income increased 7% due to volume related fee growth of 9% in Australia/New Zealand Institutional Banking, higher profit on trading instruments in Capital Markets and Foreign Exchange (the split of net interest income and non interest income can vary considerably in markets trading depending on economic conditions), and a $19 million profit after tax on the final sale of development property businesses.

Fee revenue in Transaction Services increased 4% despite being suppressed by the impact of the appreciation of AUD and NZD, SARS, terrorism alerts, and the drought in Australia.

Non-interest income reduced 29% in Structured Finance International reflecting difficult conditions in the Power and Telecommunications sectors, combined with reduced Leasing and Tax based activity, and by 6% in Corporate Financing and Advisory, reflecting the profit on sale of a legacy asset in 2002.

•                  Operating expenses reduced by 2%, due to the appreciation of the AUD against the USD and GBP reducing the 2003 cost base in offshore sites, and continuing cost discipline across all businesses. Increased personnel costs and the cost consequence of consolidating the TradeCentrix (previously known as Proponix) processing hub were absorbed by back office efficiency initiatives, and control on discretionary expenditure.

•                  Allowance for loan losses charge reduced 5% with a continuing reduction in offshore institutional exposures, including reduced exposure to the US and UK Power and Telecommunication sectors. Offsetting these improvements was a further deterioration in credit quality of the remaining power and telecommunication exposures. Net non-accrual loans decreased by 21%, largely reflecting the continuing rebalancing of the portfolio towards lower risk sectors.

Net specific allowance for loan losses reduced significantly from the 2002 year which included provisioning on Enron and Marconi. New specific allowance for loan losses relate mainly to further provisioning against the offshore Power sector.

Institutional Banking profit after tax grew 20% over the year. The strategy to reduce exposures in the UK and US markets and place an increased emphasis on the domestic operations resulted in ANZ maintaining its leading market position in Australia and improved overall credit quality. The improvement in credit quality is reflected in the decline in new non-accrual loans and net specific allowance for loan losses as offshore exposures are managed down. Allowance for loan losses charge increased in the September half due to growth in lending assets in Australia, a number of domestic downgrades, and further deterioration in the remaining offshore power exposures. The September 2003 results also benefited from a $19 million profit after tax sale of development properties.

Transaction Services profit after tax grew by 7% to $164 million. Cash management businesses experienced deposit growth with customers increasing their cash holdings. This was coupled with improved income from Custodian Services with increased assets under custody and transaction volumes. Trade Finance and International payments suffered from the effects of SARS and terrorism alerts and the related downturn in tourism, the appreciation of AUD and NZD against the USD, and reduced trade flows resulting from the drought in Australia. Operating efficiency improved while completing the acquisition of the TradeCentrix processing hub, which added 105 staff in September half, and commencing the amortization charge for the new global trade platform software. Cost savings in cash, trade and payments processing more than offset these costs and the investment in a replacement custody system.

Foreign Exchange experienced a 1% growth in after tax profit, recording $85 million for 2003. Sales and trading activity was maintained at prior year levels despite slow market conditions prevailing for much of the year, particularly in the Australasian time zone. Consumer activity was constrained by currencies being range bound for long periods reflecting the general uncertainty associated with events such as the Iraq war, the SARS outbreak and the revision of treasury hedging policies by corporates. The development of collateralization capabilities and commissioning of CLS (continuous linked settlements) during the year reduced credit and settlement risk, respectively. Net specific allowance for loan losses and non accrual loans related to one large Australian Corporate that defaulted in 2002.

Capital Markets profit grew over 2003 - up 17% to $75 million. The 2003 year was characterized by a lack of volatility in interest markets, and reduced client hedging activity with expectations that historically low levels of interest rates would continue in the medium term. Increased revenues reflect increased penetration into existing markets by the derivative desk, a continued push into new fixed interest products and improved conversion of opportunities into mandates in the Primary Market Group.

Structured Finance International suffered a downturn in profit after tax of 19% in 2003, to $68 million. The 2003 result reflects the Group’s strategy to rebalance the portfolio towards lower risk sectors, and reduce exposure to the UK and US power and telecommunications sectors. The leasing and transportation sector has performed strongly, however, most other industry segments have been impacted by subdued market conditions resulting in an increased time to bring mandated deals to financial close. Credit remains a critical issue with some further deterioration in credit quality, notably in the UK and US power sectors.

Corporate Financing and Advisory saw a slight decline in profit in 2003 - down 1% to $80 million. The portfolio strategy of developing and exploiting niche products for the core customer base showed promising results in 2003 as a result of the increased emphasis on growing the private equity, infrastructure fund management and leveraged finance businesses. Revenue from core activities grew notwithstanding a challenging environment. The profit on sale of a legacy asset inflated income in 2002.

Other niche products directed at the Small Business segment will be launched in 2004 to further advance the portfolio strategy.

Corporate comprises Small to Medium Enterprises Australia and Corporate Banking Australia.

Profit after tax increased by 12%. Significant influences on the result were:

•                  Operating income increased 8% with growth in both lending and deposit volumes. SME achieved 15% revenue growth resulting from an increased geographic footprint, a focus on industry specialization and an increasing volume of new business being generated through third party broker channels. Corporate Banking revenue increased by 1% over the year, but rose 5% in the second half of the year reflecting stronger business momentum.

•                  The growth in non interest income was driven by the increase in volume of lending in both Corporate and SME.

•                  Operating expenses increased 3%. Higher costs in SME are due to ongoing investment in frontline and support staff to enable the continued expansion of the overall business. Overheads in Corporate Banking have reduced due to on-going cost management and synergies in combining the business.

•                  Allowance for loan losses have increased 4%, slower than the 19% growth in lending volumes. Credit quality in the SME sector remains sound with the portfolio quality reviewed every quarter to detect any early adverse trends. One internally used indicator of portfolio quality is the percentage of quarterly Business Activity Statement (BAS) payments met by drawing down existing deposits versus increasing debt (overdrafts). This has remained at around 80% of the tax payments being met from deposits suggesting steady cash performance in the SME sector.

Net specific allowance for loan losses were up largely due to provisioning against two large corporate customer exposures: problems with one emerged in the second half of the financial year while the other reflected an increase in allowance for loan losses in an account that has been closely monitored for two years.

Small to Medium Enterprises Australia experienced 16% growth in profit for 2003 - up to $159 million for the year. The strategy has been to develop a strong customer proposition and achieve rapid growth in the business. New investment has centered on expanding the geographic footprint and industry specialization. Growth has been achieved through an increased investment in relationship and business support staff and leveraging third party broker distribution channels. Monitoring the credit portfolio has received increased focus during this period of expansion and is reflected in the reduction in specific allowance for loan loss charge.

Corporate Banking Australia’s after tax profit grew 6% in 2003 - up to $111 million. The business has continued its focus on acquiring new business customers and cross-selling the products of other ANZ business units. Total customer profitability increased by 26% in the year with 46% of total profitability being reported in the profits of other product businesses. Growth was achieved despite subdued market conditions with overall credit quality of the portfolio improving slightly. Allowance for loan losses raised for two large customers impacted net specific allowance for loan losses. Operating efficiency has improved following the centralization of the Relationship Banking support functions early in the year.

New Zealand Banking profit after tax for the year increased 8%, driven by the appreciation of the New Zealand dollar. The flat result was due to the lack of fee growth as we improved the competitiveness of our product ranges, and higher costs as we increased our front line branch staff numbers to improve customer service. Net interest income increased 12%, driven by strong growth in Business and Rural lending and, to a lesser extent, Corporate lending. Overall margins contracted 5 basis points, with reduced deposit margins from competitive pressures, and reduced Corporate lending margins consistent with a focus on lower risk lending. Operating expenses increased 12%, reflecting increased frontline staff as part of the roll out of the Restoring Customer Faith program in Personal, and increasing capacity in Business and Rural. Technology costs were also higher with increased project related expenditure.

On October 24, 2003 ANZ announced the purchase of National Bank of New Zealand (refer page 18).

Mortgages profit after tax grew 9% over 2003. Significant impacts on this result included an increase of 13% in net interest income, driven by a 22% growth in the Australian mortgage portfolio - a record sales volume being written through all key channels. The New Zealand mortgage business has had a turn around in 2003, experiencing strong growth in the September 2003 quarter following a period of flat or reducing volumes in 2002. Expenses increased 12% due to increased staffing required to maintain service levels due to higher volumes.

Consumer Finance saw a decline in profit by 4% over 2003 - to $144 million. Impacting this result included growth in net interest income (up 15% on 2002) driven by volume increases in the average credit card outstandings (15%) and personal loans (4%) and a higher proportion of credit card balances paying interest. Other operating income was impacted by a $38 million charge taken in the first half as a result of an under accrual of loyalty points on co-branded cards going back to 1999, $20 million of which related to 2002. After adjusting for the impact of this under-accrual, other operating income increased by $21 million, reflecting strong growth in merchant turnover (15%) and cardholder spend (10%). Operating expenses increased by 12%, resulting from volume growth and increased amortization costs of new technology and the MultiPOS network.

Asset Finance experienced strong profit after tax growth in 2003 - up 23% to $127 million. This result was driven by a 25% increase in other income - the result of fees on higher new business volumes, profits on end-of-lease vehicle sales, and commissions on increased insurance writings. Strong growth rates in new business writings saw motor vehicle finance increase 18%, equipment finance 26%, fleet management services up 26% and equipment operating leases up 24%.

ING Australia profit after tax declined 12% in 2003 to $38 million. The 2003 result for ING Australia improved over the five months to September 30, 2002 as a result of strong revenue growth from the life risk business and cost reductions. After a difficult start to the year due to major global uncertainties, funds under management increased in the second half and ING Australia consolidated its number 4 position in Retail Funds Under Management as measured by ASSIRT. Risk business income continued to improve with positive claims experience the major contributor. Costs fell in the second half as a result of the delivery of integration savings and strong cost management.

Asia Pacific profit after tax increased 34% despite an appreciation in the AUD. Significant influences include a 30% increase in Other operating income, driven by the sale of bonds by PT Panin has increased equity accounting income bringing the total equity accounted PT Panin contribution to $55 million. Volatility in the Pacific and Asian currencies, particularly in the March 2003 half year, combined with ANZ strong market position in the region has resulted in a significant increase in foreign exchange earnings. Expenses are up 6% following the integration of the Bank of Hawaii operations and increased technology support to the Pacific region.

Treasury net profit for the year was $30 million (or 24%) lower than 2002, a direct consequence of the low and flat interest rate environment globally. The USD market was characterized by a rapid and significant decline in interest rates, between August 2001 and December 2001 when short-term interest rates fell by 2%. This led to an extended period where the interest rate yield curve flattened thus resulting in a contraction in mismatch interest margin. Likewise, the AUD market took a lead from US markets with the yield curve also flattening, without the added benefit of falling short term rates (as in the US). This exacerbated the large contraction in earnings’ margins.

Group Center includes Operations, Technology and Shared Services, Group People Capital, Group Strategic Development, CFO Units, Group Risk Management, Capital Funding & Group Items and Call Center.

The result for the Group Center was a loss of $24 million compared with a loss of $46 million in 2002. The level of the Group’s surplus capital increased over the year with retained earnings growth and a reduction in the higher risk offshore credit portfolios. The strengthening of the Australian dollar over the year resulted in gains on contracts put in place to hedge United States dollar denominated offshore earnings. The weakening New Zealand dollar in the latter part of the year increased interest revenue from New Zealand dollar hedge contracts entered during the course of the year.

In February 2003, ANZ’s dispute with the Australian Tax Office relating to equity products was settled for $262 million from existing provisions. ANZ wrote down the value of its investments in E*Trade ($6 million) and Identrus ($8 million) during the year. External operating expenses increased with a higher technology spend, and the transfer of certain functions to the Corporate Center. Total costs were flat with increased external costs charged back to business units.

Allowance for loan losses charge relates to a $100 million provision equivalent to the allowance for loan losses on a downgrade of one level across the entire offshore Structured Finance and Institutional Banking portfolio. This provision has remained relatively constant because of uncertainty in the offshore portfolios. However, as these portfolios are stabilizing, the level of this provision is expected to decrease.

During the year, the new payroll and HR information systems were implemented in Australia. Group payroll systems were replaced. Corporate Banking technology initiatives were completed. Improvements leading to better customer response and processing efficiency for Consumer Finance and Mortgages have also been completed.

Advanced web-based systems were implemented across all Australian and New Zealand operations. On-line procurement was further progressed this year with the on-line purchasing of information technology services and office hardware, stationery and travel now in place.

Results by Region

Years ended September 30	2003	2002	2001
	$M	$M	$M
Operating profit before income tax and including significant transactions
Domestic Markets
Australia	2,371	2,391	2,160
New Zealand	495	456	395
	2,866	2,847	2,555
Overseas	411	376	228
	3,277	3,223	2,783
Income tax expense
Domestic Markets
Australia	(672)	(683)	(716)
New Zealand	(147)	(126)	(117)
	(819)	(809)	(833)
Overseas	(107)	(89)	(78)
Income tax expense	(926)	(898)	(911)
Outside equity interest
Overseas	(3)	(3)	(2)
Operating profit after income tax including significant transactions by region	2,348	2,322	1,870
Domestic Markets
Australia	1,699	1,708	1,444
New Zealand	348	330	278
	2,047	2,038	1,722
Overseas	301	284	148
Operating profit after income tax including significant transactions (1)	2,348	2,322	1,870

(1)   Includes significant transactions in the year ended September 30, 2002: the sale of businesses to ING Australia joint venture (profit after tax of $170 million), National Housing Bank recovery ($159 million profit after tax) and additional general allowance for loan losses ($175 million charge after tax) refer page 31

Australia

Selected Australian economic indicators are shown below:

Years ended June 30	2003	2002	2001	2000
Nominal rates of growth (1) in Gross Domestic Product	5.6%	6.2%	6.6%	6.1%
Inflation rates	3.1%	2.9%	6.0%	2.4%
Real rates of growth in Gross Domestic Product (2)	2.7%	3.8%	1.8	4.0%

Source: Australian National Accounts: National Income and Expenditure, ABS Cat. no. 52060.0 and 6401.0, June 2002

(1)   Not restated for the effects of changes to price levels

(2)   Nominal rates of Gross Domestic Product restated for the effect of changes to price levels

The Commonwealth Government of Australia has forecast the real rate of growth in Gross Domestic Product for the year ending

June 30, 2004 to be 3.4%.

2003

Net profit decreased 1%. Excluding the Australian component of significant transactions (refer page 31) that increased profit by $122 million in 2002, profit grew 7% reflecting:

•      Net interest income increasing 7% with higher lending volumes in Mortgages, Consumer Finance, Institutional Banking and Corporate partly offset by a 20 basis point reduction in margin resulting from reduced earnings on the investment of capital, non-interest bearing and low interest savings accounts, and lower mismatch earnings in Treasury.

•      Fee income declined by 2% due to the $38 million cost of the under accrual of loyalty points on credit cards in prior years that was booked in the March 2003 half. Excluding this impact, fee income increased by 2% largely in Institutional Banking, Corporate and Consumer Finance.

•      Non interest income was flat with higher profit on trading instruments (offset in net interest), increased equity accounted income from ING Australia and profit on the sale of development properties, offset by reduced foreign exchange earnings and the impact of the sale of the Funds Management businesses to ING Australia.

•      Operating expense growth was contained to 2% with an increased number of sales staff in Personal Banking and Corporate and volume driven staffing increases in Mortgages. Higher software amortization charges occurred as new systems became operational.

•      Allowance for loan losses charge increased 2% with the majority of asset growth occurring in the relatively low risk mortgage portfolio.

2002

Australian operations represented 74% of our external assets and 74% of our after tax profit in 2002. Net profit increased by 18% to $1,708 million (10% increase excluding the Australian component of the significant transactions). The benefit of the tax rate reduction to 30% was offset by an additional Allowance for Loan Losses Charge ($72 million) in the uncertain global economic environment. 2001 also included a small net gain on the sale of investments and various investment writedowns. Excluding these impacts, net profit increased by 8%, reflecting growth across most businesses.

New Zealand

2003

Profit after tax increased 5%. Excluding the gain of $32 million (refer page 31) from the sale of the funds management businesses to ING Australia in 2002 and the impact (a $25 million increase) of exchange rate movements (principally the appreciation in the

NZD against the AUD), which are not indicative of core business performance, profit increased by 8%. The main features of the result excluding these items were:

•      Net interest income increased 8% with lending growth achieved in Corporate, Asset Finance, and Business and Rural, and mortgage lending recovering in the second half. Margins improved with the Official Cash Rate, on average, remaining higher during 2003. This was partly offset by reduced mismatch earnings in Treasury.

•      Fee income increased 1%, mainly reflecting growth in corporate and institutional financing activities. Transactional fee income in Personal reduced following the launch of a simplified product range in July 2002.

•      Non interest income declined, with a number of large capital markets transactions recorded in 2002 not being repeated in the current year.

•      Operating expenses were flat due to higher employee numbers from an increased investment in front line staff, being offset by savings in the support areas.

•      Loan quality remains sound with the allowance for loan loss charge declining 6% due to a reduction in the risk profile of the Corporate loan portfolio. Allowance for loan losses remain well in excess of net specific allowance for loan losses.

2002

New Zealand contributed $330 million to the Group result in 2002, an increase of 19% on 2001. Excluding the exceptional gain from the sale of the funds management business to the ING Australia joint venture ($32 million), and adjusting for translation gains arising from a strengthening New Zealand dollar, growth in the 2002 year was 3%.

Overseas Markets

2003

Overseas markets contributed $301 million to the Group result in 2003, comprising $117 million from operations in the UK, Europe and United States (39%), $116 million from Asia, and $68 million from the Pacific. Overall this represents an increase of 6% from last year. Excluding the impact of exchange rates (a $20 million decrease), significant regional factors in the result were:

•      Net interest income increased 10% in UK/USA reflecting the impact of high margin assets written during the second half. An increase of 3% was recorded in Asia due mainly to increased lending volumes in China and ANZ’s successful application for the renminbi trading license, the expansion of the Cards business in Indonesia. In the Pacific, strong lending growth particularly in Fiji and Vanuatu drove net interest income up 13%, despite tightening regulatory pressure and increased competition following a rationalization of the number of banks in Papua New Guinea forced a reduction in interest margins. Overall, net interest income was relatively stable, showing a marginal decrease of 1% for the year.

•      Fee income decreased overall by 2% in 2003. Difficult market conditions drove UK/USA down 11%, offset by volume-driven increases in Asia and the Pacific, increasing 11% and 17% respectively.

•      Higher equity accounted earnings from PT Panin (up $25 million) drove other non interest income up 41% in overseas markets. The PT Panin earnings, benefited from a $16 million profit on the sale of bonds in the first half of 2003.

•      Regionally, Asia experienced an increase of 11% to operating expenses, driven by a 4% increase in staff numbers, and additional marketing costs associated with the trade finance operations in China and Cards operations in Indonesia. Expenses grew 16% in the Pacific following increased technology support required for the region, and the integration of the Bank of Hawaii operations during 2002.

•      UK and USA saw a reduction to the allowance for loan losses charge of 15% reflecting the reduction the exposures to UK and US Power and Telecommunications sectors. This was offset by a 24% increase in Asia, reflecting lending growth in the higher risk Cards business in Indonesia. Allowance for loan losses charge was unchanged in the Pacific.

2002

Net profit increased by 92% to $284 million in 2002. The prior year results were adversely impacted by losses from discontinued businesses and the writedown of the investment in Panin Bank (Indonesia). Excluding the net loss of $68 million from these items, profit grew by 31%, due mainly to a $26 million increase in equity accounted income from Panin, acquisitions and growth in fee income from Pacific, Americas and Asia particularly in structured finance. Net specific allowance for loan losses were above expectations, due to large single name losses on formerly investment grade loans, mainly Enron and Marconi.

Balance Sheet

Years ended September 30	2003	2002	2001
	$M	$M	$M
Assets
Liquid assets & due from other financial institutions	9,019	11,225	12,623
Trading securities and investment securities	8,980	9,482	8,314
Net loans and advances	149,465	132,060	123,657
Customers’ liability for acceptances	13,178	13,796	14,324
All other assets	14,949	16,542	26,575
Total Assets	195,591	183,105	185,493
Liabilities
Due to other financial institutions	6,467	10,860	12,690
Deposits and other borrowings	124,494	113,259	104,874
Liability for acceptances	13,178	13,796	14,324
Creditors and other liabilities	13,611	12,630	15,948
Bonds, notes and loan capital	22,202	18,153	19,171
All other liabilities	1,852	2,942	7,935
Total Liabilities	181,804	171,640	174,942
Net Assets	13,787	11,465	10,551
Total Shareholders’ Equity	13,787	11,465	10,551

Our total assets at September 30, 2003 were $195.5 billion, a $12.5 billion increase from September 30, 2002.

Liquid Assets & Due From Other Financial Institutions

Liquid assets decreased by $0.8 billion in 2003, largely arising from a decrease in bills receivable and remittances in Institutional Financial Services in Australia, whilst a $1.4 billion reduction due from other financial institutions occurred largely in overseas markets, as Treasury increased its holding over long dated paper.

Trading and Investment Securities

Trading and Investment Securities decreased by $0.5 billion in 2003. A $1.7 billion reduction in trading securities was driven by a decrease in government securities ($1.0 billion) and ANZ accepted bills ($0.6 billion) This was partly offset by a $1.2 billion increase in Investment Securities, due largely to an increase in government securities ($0.6 billion) and other securities ($0.5 billion), as Treasury increased its holding of longer dated securities.

Net loans, advances and acceptances

Net loans and advances increased by $17.4 billion in 2003. Exchange rate movements accounted for a net reduction of $1.9 billion, consisting of a $2.2 billion net reduction in overseas markets and an increase of $0.3 billion in New Zealand.

Australia - Growth of $18.8 billion was achieved.

•      Housing Loans ($10.1 billion) driven by customer demand and sustained low interest rates.

•      Non-housing term loans ($6.9 billion). Increases in Institutional Financial Services ($2.2 billion partly offset by decline in commercial bills) and Corporate ($1.8 billion) from growth in the small to medium business sector. Non-housing loans in Mortgages increased $1.9 billion reflecting customer demand for Equity loans.

•      Lease finance ($0.8 billion) driven by growth in most channels particularly Dealer and Broker channels.

•      Overdrafts ($0.8 billion) driven by growth in invoice financing.

•      Credit Cards ($0.4 billion) reflecting growth as expected in Consumer Finance.

•     Other (-$0.2 billion)

New Zealand - Growth of $1.8 billion was achieved. Excluding the impact of exchange rates, growth of $1.5 billion was achieved.

•     Increased non-housing terms loans ($0.9 billion) due to growth in Institutional Financial Services ($0.3 billion) and New Zealand Banking ($0.4 billion)

•     Growth in Mortgage portfolio ($0.6 billion)

Overseas Markets - Net loans and advances reduced $3.2 billion.  Excluding exchange rate impact, Overseas Markets reduced by $0.9 billion reflecting the deliberate reduction in exposures in the US and UK markets.

Other assets

Other Assets reduced by $1.6 billion since September 30, 2002 due to a decrease in the revaluation of off balance sheet derivative instruments. This was partly offset by increases in accrued interest on higher asset volumes.

Creditors and Other Liabilities

Creditors and Other Liabilities increased by $1.0 billion since September 30, 2002 principally as a result of an increase in securities lending activity within Trade and Transaction Services Australia and increased accrued interest on higher deposit volumes.

A reduction in the revaluation of off balance sheet derivative instruments in Institutional Financial Services was offset by increases on hedges of USD bonds and notes in Treasury.

Deposits and Other Borrowings

Deposits and borrowings increased $11.2 billion. Excluding the impact of exchange rates, the increase was $14 billion, reflecting:

•     A $5.5 billion increase in Treasury (principally commercial paper) driven by balance sheet growth

•     Higher deposit volumes in Personal Banking ($2.8 billion), Corporate ($1.7 billion) and Institutional Financial Services ($1.2 billion)

Bonds, Notes and Loan Capital

Bonds and notes and loan capital increased by $4 billion in 2003, to meet additional funding requirements.

Due to Other Financial Institutions

Amounts due to other financial institutions were $4.4 billion lower than September 2002. Excluding the impact of exchange rates the decrease was $2.9 billion resulting from lower demand for short term funds following an increase in term funding.

Capital

Years ended September 30	2003	2002	2001
	$M	$M	$M
Shareholders’ equity (including outside equity interests)	13,787	11,465	10,551
Loan capital (subordinated debt)	5,630	3,445	3,831
Total	19,417	14,910	14,382
Liabilities excluding loan capital	176,174	168,195	171,111
Total assets	195,591	183,105	185,493
Risk weighted assets	152,164	141,390	139,129
Tier 1 capital	11,740	11,201	10,387
Tier 2 capital	6,065	3,937	4,557

	%	%	%
Tier 1 capital ratio	7.7	7.9	7.5
Tier 2 capital ratio	4.0	2.8	3.2
Deductions (1)	(0.6)	(1.2)	(0.4)
Total capital adequacy ratio	11.1	9.5	10.3

(1)   Total deductions of $920 million (2002: $1,703 million; 2001: $604 million)

2003.

The Group’s total capital adequacy ratio increased from 9.5% to 11.1% over the year, driven by the issuance of $1 billion of Hybrid Tier 1 capital and a net increase of $2.1 billion of Tier 2 capital.

Tier 1 ratio at 7.7% declined from 7.9% as at September 30, 2002 with the Hybrid Tier 1 issue being offset by a new APRA requirement to deduct purchased goodwill directly from Tier 1 capital.

Details of the capital adequacy position are shown in Note 32 of the Financial Report.

Deductions from total capital decreased from $1,703 million to $920 million over the year primarily due to the newly introduced APRA requirement to deduct purchased goodwill directly from Tier 1 capital.

2002

The Group’s capital position continued to be above the minimum requirement of APRA. The total capital adequacy ratio reduced to 9.5% as a result of investment in the ING Australia Ltd joint venture, however it was still well above the minimum requirements of the Australian Prudential Regulation Authority (APRA) guidelines ratio of qualifying capital to risk weighted assets of 8%. Details of the capital adequacy position are shown in Note 32 of the Financial Report.

Tier 1 ratio (7.9%) increased through growth in retained earnings.

The reduction in Tier 2 ratio was due to maturity of subordinated debts.

During the year deductions from total capital increased to 1.2% due to our investment in the ING Australia joint venture.

Qualifying capital, on balance sheet assets and off-balance sheet exposures

The Group’s total capital adequacy ratio increased from 9.5% to 11.1% over the year to 30 September 2003 due largely to:

•     The $1 billion issuance of 10 million stapled securities (StEPs) on September 23, 2003 increased Tier 1 capital. The stapled securities comprise of an interest paying note issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of ANZ, and a preference share on which dividend will not be paid while it is stapled to a note.

•     A net increase of $1.2 billion of Tier 2 capital in the March 2003 half year, and a further $1.1 billion in the second half.

Tier 1 ration at 7.7% was unchanged from March 2003 but down from 7.9% at September 30, 2002. The stapled security issue was offset by a new APRA requirement to deduct purchased goodwill directly from Tier 1 capital.

The Group plans, subject to APRA approval, to call its TrUEPrs preference shares. This will release a $76 million net profit after tax that arose from the close out of the TrUEPrs interest rate swap.

A summary of qualifying capital, on-balance sheet assets and off-balance sheet exposures can be seen at Note 32 of the Financial Report.

Commitments

The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Customer Price Index or operating criteria.

Years ended September 30	2003	2002	2001
	$M	$M	$M
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	55	75	32
Later than 1 year but not later than 5 years	1	—	1
Total capital expenditure commitments	56	75	33
Lease rentals
Future rentals in respect of leases

Land and buildings
Not later than 1 year	164	163	133
Later than 1 year but not later than 5 years	391	426	359
Later than 5 years	441	450	471
Total lease rental commitments	996	1,039	963
Furniture and equipment
Not later than 1 year	17	16	9
Later than 1 year but not later than 5 years	23	7	17
	40	23	26
Total lease rental commitments	1,036	1,062	989
Total commitments	1,092	1,137	1,022

Credit related commitments

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	2003	2002	2001
	$M	$M	$M
Undrawn facilities	65,381	60,373	56,766
Underwriting facilities	15	36	210
	65,396	60,409	56,976

Contingent liabilities

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

Table of Contingent Liabilities

	2003	2002	2001
	$M	$M	$M
Guarantees	4,954	3,580	4,496
Credit derivatives - sold	2,409	3,088	—
Standby letters of credit	1,406	1,952	1,412
Bill endorsements	148	298	430
Documentary letter of credit	1,755	1,620	1,396
Performance related contingents	9,027	11,161	9,174
Other	854	935	1,930
Total contingent liabilities	20,553	22,634	18,838

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$M	$M	$M	$M	$M
Long Term Debt	24,603	4,704	9,220	6,202	4,477
Capital Lease Obligations	0	0	0	0	0
Operating Leases	1,036	182	175	238	441
Unconditional Purchase Obligations	0	0	0	0	0
Other Long-term Obligations	0	0	0	0	0
Total Contractual Cash Obligations	25,639	4,886	9,395	6,440	4,918

Liquidity and Capital Resources

Liquidity and capital resources information is contained in the cashflow, Notes 7, 9, 10, 11, 24, 28, 29, 30, 36 and 47 and the Financial Information section of the Financial Report, and throughout the Financial Review section of this document.

The Supervision and Regulation section on page 21 describes the prudential requirements that must be met in respect of liquidity. ANZ has policies consistent with those required by APRA.

Liquidity risk is described on page 11 and indicates the risk management processes ANZ has in place to ensure funds are available to meet obligations when they fall due. ANZ believes that its working capital is sufficient for its present requirements.

Wholesale Funding

ANZ is funded from both the retail and wholesale markets. ANZ’s A$25 billion of term wholesale funding as at September 30, 2003 increased from $19 billion as at September 30, 2002. In 2003, A$12 billion of debt was issued via 99 transactions. The portfolio is diversified by both type and currency with a weighted average term to maturity of 3.9 years. In 2003/04 new term debt issuance is planned at A$14 billion with an average term of 3.5 years - including NBNZ funding and excluding acquisition funding.

Maturity Profile of Funding

AUD	Senior	Subordinated	Total
	$M	$M	$M
1 year	4,337	367	4,704
2 years	3,740	—	3,740
3 years	4,745	735	5,480
4 years	2,039	—	2,039
5 years	4,112	51	4,163
> 5 years	—	4,477	4,471
	18,973	5,630	24,603

Liquidity Portfolio

ANZ maintains an $7.6 billion portfolio of high quality (A rated and higher), diversified, highly liquid securities to support payment obligations and contingent funding in the event of a market disruption. The portfolio is managed on a global basis through the Group’s major funding centers ie: Melbourne, New York, London, Wellington and Singapore.

AUD	Total
$M
AUD	2,802
NZD	1,652
USD	2,546
EUR	171
GBP	430
SGD	22
7,623

Capital Management

The Group’s central capital management target is formulated around Adjusted Common Equity (ACE) with a benchmark of ACE/RWA in the range of 5.25% to 5.75%. Capital management at ANZ seeks to maintain our AA- rating, optimize return to shareholders, support growth in the business and maintain low cost of capital through prudent risk management.

	Tier 1	Total Capital	ACE
September 2002	7.92%	9.5%	5.74%
September 2003	7.72%	11.10%	5.70%

Supplementary Financial Information

Loan Quality

All loans are subject to regular review and are graded according to the degree of credit risk. We use a two dimensional risk grading system which measures both the customer’s ability to repay (probability of default) and the loss in the event of default (a factor of the security taken to support the facilities).

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

Years ended September 30	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M
Gross non-accrual loans subject to specific allowance
Australia	502	445	597	370	530
New Zealand	17	30	74	46	33
Overseas markets	394	597	269	630	725
Total	913	1,072	940	1,046	1,288
Specific allowance for loan losses	(482)	(575)	(490)	(692)	(886)
Net exposure	431	497	450	354	402
Gross non-accrual loans not subject to specific allowance
Australia	20	78	195	281	93
New Zealand	5	7	6	13	17
Overseas markets	69	46	119	51	145
	94	131	320	345	255
Net non-accrual loans (1)	525	628	770	699	657
Gross non-accrual loans
Australia	522	523	792	651	623
New Zealand	22	37	80	59	50
Overseas markets	463	643	388	681	870
Total	1,007	1,203	1,260	1,391	1,543
Specific allowances for loan losses	(482)	(575)	(490)	(692)	(886)
Net non-accrual loans (1)	525	628	770	699	657
Ratio of specific allowances for loan losses to gross non-accrual loans	47.9%	47.8%	38.9%	49.7%	57.4%

(1)   Excluding off-balance sheet commitments that have been classified as unproductive of $37 million (2002: $44 million, 2001: $31 million, 2000: $56 million and 1999: $70 million) net of an allowance of $2 million (2002: $10 million, 2001: $10 million, 2000: $17 million and 1999: $21 million)

Accruing Loans – Past Due 90 Days or More

Set out below are aggregate amounts of loans which are over 90 days in arrears in terms of interest servicing or principal repayments, but remain on an interest accrual basis. Full recovery of principal and interest is expected. This category comprises accrual loans in arrears 90 days and over which we believe are well secured, and accrual facilities below $100,000 past due from 90 to 180 days.

Years ended September 30	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M
Australia	175	176	277	335	292
New Zealand	18	25	63	51	47
Overseas markets	20	15	11	20	15
Total past due loans	213	216	351	406	354

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

Years ended September 30	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M
Australia	—	1	1	1	7
New Zealand	—	—	—	—	—
Overseas markets	—	—	—	—	—
Total restructured loans	—	1	1	1	7
Other potential problem loans

Other Potential Problem Loans

We do not use the category “potential problem loans” for loans that continue to accrue interest. If a loan is identified as a potential problem, it is classified as non-accrual and if necessary an allowance is raised.

Interest Forgone

The following table shows the estimated amount of interest income that would have been recorded during the years ended September 30, 2003, 2002 and 2001 had interest on the above non-accrual loans and restructured loans been accrued to income for those years (or, in the case of restructured loans, had interest been accrued at the original contract rate), and the amount of interest income received with respect to such loans.

Years ended September 30	2003	2002	2001
	$M	$M	$M
Gross interest receivable on non-accrual loans and restructured loans
Australia	36	50	47
New Zealand	2	3	12
Overseas markets	31	30	67
Total gross interest receivable on non-accruals and restructured loans	69	83	126
Interest income received
Australia	(10)	(10)	(20)
New Zealand	(1)	(3)	(4)
Overseas markets	(12)	(16)	(14)
Total interest received	(23)	(29)	(38)
Net interest forgone
Australia	26	40	27
New Zealand	1	—	8
Overseas markets	19	14	53
Total net interest forgone	46	54	88

Allowance for Loan Losses

The following table shows our specific allowance for loan losses against loans by geographic region in addition to specific allowances against off balance sheet commitments and our general allowance for loan losses for each of the past five years ended September 30.

Years ended September 30	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M
Specific allowance for loan losses
Australia	266	208	300	258	278
New Zealand	9	20	32	26	20
Overseas markets	207	347	158	408	588
Allowances against loans	482	575	490	692	886
Allowances against off-balance sheet commitments	2	10	10	17	21
Total specific allowances	484	585	500	709	907
General allowance for loan losses	1,534	1,496	1,386	1,373	1,395
Total allowance for loan losses	2,018	2,081	1,886	2,082	2,302

Allowance for Loan Losses – Industry Analysis

See Notes 4 and 5 of the Financial Information section of the Financial Report for details.

Power Industry Exposure

Approximately 72% of ANZ’s exposure to the global power industry remains investment grade. The US power sector remains under stress following market deregulation and ensuing expansions. ANZ continues to be affected by a small number of single name exposures.

ANZ’s Energy Portfolio Limits(1) Years ended September 30			ANZ’s Exposure by Geography
	2003	2003		2003
	A$B	%		%
AAA to BBB+	4.9	61%	Australia & New Zealand	54%
BBB-	0.9	11%	Americas	20%
BB+ to BB	0.5	6%	Europe	12%
BB-	0.3	4%	Asia	9%
B+ to CCC	1.1	14%	Middle East	5%
Non Accrual	0.3	4%
	8.00	100%		100%

(1) Based on ANZ’s internal rating system

Telecommunication Industry Exposure

Deterioration in the industry has predominantly been driven by weak offshore markets as a result of overcapacity in international band with markets, following lower than expected growth and increased competition. ANZ has continued to reduce non-core higher risk offshore telco exposures. Approximately 58% of total limits are now in Australia and New Zealand (48% as at March 2003). Over 79% of total global telco limits are considered investment grade.

ANZ’s Telecommunication Portfolio Limits (1) Years ended September 30			ANZ’s Exposure by Geography
	2003	2003		2003
	A$B	%		%
AAA to BBB	2.6	69%	Australia & New Zealand	58%
BBB-	0.5	14%	Americas	12%
BB+ to BB	0.2	5%	Europe	17%
BB-	0.1	<1%	Asia	13%
B+ to CCC	0.4	9%
Non Accrual	0.1	2%
	3.8	100%		100%

(1)   Based on ANZ’s internal rating system

Concentrations of Credit Risk / Loans and Advances by Industry Category

See Note 4 of the Financial Information section of the Financial Report for details.

Although our loan portfolio is spread across many countries, 79% of loans and advances are booked in Australia. The inherent risk characteristics of our loan portfolio are therefore very much linked to general economic conditions in Australia where the portfolio is diversified across different regions, industries, customer types and products.

As at September 30, 2003, our largest credit exposure in Australia was in the category “Real estate - mortgage” (57%) which principally comprises owner occupied residential property loans with the remainder comprising loans made for residential investment (non-owner occupied) and commercial property purchases.

As at September 30, 2003, 13% of our Australian loans and advances were in the category “Personal”, which covers non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances.

Our largest overseas credit exposure is to “Real estate - mortgage”, where most of the exposure and associated growth is in New Zealand. This category’s percentage share of our overseas loan portfolio was 41% in 2003.

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

Investment Securities

	2003	2002	2001
	$m	$m	$m

Investment securities are allocated between Australia and Overseas based on the domicile of the issuer

Listed – Australia
Other securities and equity investments	4	23	15
	4	23	15
Listed – Overseas
Other government securities	546	63	167
Other securities and equity investments	633	—	96
	1,179	63	263
Total listed	1,183	86	278
Unlisted – Australia
Local and semi-government securities	1,362	756	917
Other securities and equity investments	250	252	60
	1,612	1,008	977
Unlisted – Overseas
New Zealand government securities	399	488	425
US government securities	907	1,322	1,025
Other government securities	237	169	334
Other securities and equity investments	429	536	448
	1,972	2,515	2,232
Total unlisted	3,584	3,523	3,209
Total investment securities	4,767	3,609	3,487

For further information see Note 12 of the Financial Report for details.

Average Deposits

Details of our average deposits and balances due from other banks for each of the past three fiscal years is provided in the Average Balance Sheet analysis in Note 33 of the Financial Report.

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

Accounting Developments

Australian GAAP

Provisions, Contingent Liabilities and Contingent Assets

Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” became effective for the Group from October 1, 2002. Under this new Standard, provisions for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date. Accordingly, the dividend applicable to the current reporting period has not been booked in the Group’s financial report. The adoption of AASB 1044 results in a one-off reduction in the Group’s return on equity of 1%

Foreign Currency Translation

Accounting Standard AASB 1012 “Foreign Currency Translation” became effective for the Group from October 1, 2002. Under this revised Standard, foreign denominated equity must be reported using the spot rate at the date of issue and must not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its US preference share capital at historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve, the impact of these changes is neutral on the Group.

International Financial Reporting Standards

For reporting periods beginning on or after January 1, 2005, all entities reporting under the Corporations Act 2001 will be required to prepare their financial statements in accordance with the Australian Standards which will be equivalent to International Financial Reporting Standards (IFRS). The International Accounting Standards Board (IASB) determines IFRS. The Australian Accounting Standards Board (AASB) has announced that it plans to formally issue equivalent Australian Standards for adoption in 2005 by April or May 2004.

The Group will report for the first time under IFRS when the results for the half-year ended March 31, 2006 are announced. It is currently expected that some comparatives will be required to be restated on initial adoption of IFRS.

The IASB has yet to finalize the standard on recognition and measurement of financial instruments. Based on an exposure draft of this standard, adoption of IFRS may result in changes to the Group’s accounting for hedges, changes in the calculation of the allowance for loan losses and the status of the general allowance for loan losses, and securitization. Other areas of change are likely to include amortization of goodwill, the recognition of fee income and classification of hybrid instruments. The full impact of these changes on the Group’s financial performance and financial position will be able to be assessed when the relevant IFRS are finalized.

The Group has established a Steering Committee to monitor developments in IFRS and to assess the likely impact on the Group’s financial statements, accounting policies and systems. In addition, the Steering committee is considering how IFRS will impact the financial statements of our customers, our credit assessments of customers and the changes required to credit policies and debt covenants.

United States GAAP

Acquisition of Certain Financial Instruments

In October 2002 the FASB issued Statement of Financial Accounting Standards SFAS No. 147 “Acquisitions of Certain Financial Institutions. This statement amends FASB Statement No. 72 and 144 and ensures acquisitions of financial institutions are accounted for in accordance with FASB Statements 141 - Business Combinations and 142 Goodwill and Intangible Assets. As a result the longterm customer relationship intangible assets of financial institutions are subject to the undiscounted cash flow recoverability test and impairment loss recognition.

The Group adopted SFAS No. 147 on October 1, 2002 but did not make any purchases that fall within its scope in the year ended September 30, 2003.

Accounting for Stock Based Compensation

SFAS No. 148 amends SFAS Statement No. 123 - Accounting for Stock Based Compensation to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock based employee compensation and also amends disclosure requirements.

The Group continues to apply APB No. 25 and its related interpretations; which allow the use of the intrinsic value measurement method as detailed in Note 54 xix in the Financial Report. Additional disclosure has been made to include the adjusted Pro Forma earnings per share results if fair value methodology was applied.

Accounting for Financial Instruments with characteristics of both Liabilities and Equity

SFAS No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities & Equity was issued in May 2003 and applied immediately to any issues post May 31, 2003 and applies to existing issues of the Group for the interim March 31, 2004 report.

This statement requires the issuer to classify certain instruments as liabilities. The recent $1 billion issue of ANZ StEPs has been classified as a liability and the associated cost classified as interest expense in Note 54 of the Financial Report. The application of this statement will have an ongoing impact to the Groups statements of financial position and financial performance as such instruments are treated differently under current Australian GAAP.

Guarantees

The Group has adopted FASB Interpretation No. 45 - Guarantors Accounting and Disclosure Requirements for Guarantors, including Guarantees of indebtedness of Others, which requires a guarantor to recognize at inception a liability equal to the fair value of the obligations undertaken in issuing that guarantee. FIN 45 also requires detailed disclosure relating to the nature, term, circumstances of performance, maximum potential payments, current carrying amount of the liability for each group of guarantees.

ANZ provides a variety of guarantees and indemnifications to our customers to enhance their credit standing or allow them to complete various business transactions that fall under the scope of the interpretation which is effective for all guarantees issued or modified after December 31, 2002. Notes 54 and 48 of the Financial Report provide the required disclosures.

Variable Interest Entities (VIE)

FASB Interpretation No. 46 - Consolidation of Variable Interest Entities (applicable for us from October 1, 2003), significantly changes whether entities included in its scope are consolidated by their sponsors, transferor or investors. This Interpretation determines control based on whether the variable interests in an entity exposes their holders to the risks and rewards of the VIE, specifically consolidation is required where the company absorbs the majority of the expected losses, will receive the majority of the expected residual returns, or both. The Interpretation applies to VIE’s created after January 31, 2003, and is effective for existing VIE’s at the beginning of the annual first reporting period post June 15, 2003.

The Group believes the following type of entity is likely to be consolidated when this interpretation becomes effective.

Commercial paper and corporate debt issuing entities: The purpose and stipulated activities of these entities is to raise funds for the clients issuance of commercial paper and/or corporate debt. The Group may manage these entities, service the assets, provide liquidity support, and act as a derivative counterparty. The gross assets are estimated to be $2.7 billion as at September 30, 2003.

The Group is currently assessing its maximum exposure to loss as a result of its involvement with these VIE’s under Fin 46.

On application of FIN 46 for pre-existing VIE’s it is estimated the Group’s gross assets may increase by $2.6 billion in the US GAAP reconciliation.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors. All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years. A brief discussion of critical accounting policies, and their impact on the Group, follows:

Allowance for Loan Loss Provisioning

Description and Significance

Each month the Group recognizes an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is booked to the general allowance for loan losses which is maintained to cover losses inherent within the Group’s existing loan portfolio. The method used by the Group for determining this monthly expense charge is referred to as allowance for loan losses charge (Proft and Loss). The Group uses Loan Loss Charge models to calculate the expected loss by considering:

•     the history of credit loss for each type and risk grade of lending; and

•     the size, composition and risk profile of the current loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the Loan Loss Charge models. These reviews are conducted in recognition of the subjective nature of the Loan Loss Charge methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the Loan Loss Charge methodology, the existing general allowance for loan losses may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.

As a result of the reassessments, Loan Loss Charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the Loan Loss Charge model outputs, the Group also regularly evaluates the overall level of the general allowance for loan losses. The Group is required, by APRA prudential standards, to have policies which cover the level of general allowance for loan losses that are needed to absorb estimated losses inherent in the credit portfolio. In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the general allowance for loan losses. The Group considers it appropriate to maintain its general allowance for loan losses in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for Loan Loss Charge was 0.39% of average net lending assets or $614 million (Sep 2002: 0.43% or $610 million excluding the additional allowance for loan losses of $250 million). During the same period, specifically identified credit losses net of recoveries during the year were $527 million (Sep 2002: $728 million).

As at September 2003, the balance of the General allowance for loan losses of $1,534 million (Sep 2002: $1,496 million) represents 1.01% (Sep 2002: 1.06%) of risk weighted assets.

Years ended September 30	2003	2002	2001	2000	1999
	$M	$M	$M	$M	$M
Allowance of Loan Loss charge	614	860	531	502	510
Allowance for Specific Loan Loss	527	728	520	384	482
Surplus / (Deficit) Allowance for Loan Loss	87	132	11	118	28

Specific Allowance for Loan Losses

Description and Significance

The Group maintains a specific allowance for loan losses arising from its exposure to organizations and credit counterparties.

The Group’s allowance for loan losses charge methodology is used to estimate the extent of losses inherent within the loan book. Once a specific allowance for loan loss is identified as being probable, its value is transferred from the general allowance for loan losses to the specific allowance for loan losses. Specific allowance for loan losses methodology applies when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific allowance for loan losses equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from excess specific allowance for loan losses arising when actual losses are determined to be less than the amount provided for within the specific allowance for loan losses are transferred back to the general allowance for loan losses.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the general allowance for loan losses rather than directly impacting profit. However, to the extent that the general allowance for loan losses is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings. Recoveries of amounts previously specifically provided against are applied to the restoration of the general allowance for loan losses balance. The amount of net transfer from the general allowance for loan losses to the specific allowance for loan losses, net of recoveries, during the year was $527 million (Sept 2002: $728 million).

Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognizes assets and liabilities that represent:

•     Deferred acquisition costs – direct costs from the acquisition of interest earning assets;

•     Software assets – direct costs incurred in developing software systems; and

•     Deferred income – liabilities representing income received in advance of services performed.

Deferred acquisition costs – Initially, expenses related to the acquisition of interest earning assets are recognized as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behavior of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortized over the expected average life of a mortgage of 4 years.

Software assets – Costs incurred in acquiring and building software and computer systems are capitalized as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group. If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalized.

Deferred income – Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability. Once the recognition criteria are met, it is then recognized as income.

Quantification of Sensitivity

Deferred acquisition costs – At September 30, the Group’s assets included $336 million (Sep 2002: $289 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortization of $169 million (Sep 2002: $132 million) was recognized as an adjustment to the yield earned on interest earning assets.

Software assets – At September 30, the Group’s fixed assets included $465 million (Sep 2002: $419 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $83 million (Sep 2002: $50 million) was recognized and adjustments were made to recognize the right to use software in Tradecentrix. Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense will increase before stabilizing going forward. Consistent with US accounting rules on software capitalization only costs incurred during configuration, coding and installation stages are capitalized. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At September 30, the Group’s liabilities included $272 million (Sep 2002: $170 million) in relation to income received in advance. This income is largely comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group’s preference shares. Under Australian Accounting Standards, this profit is deferred and recognized when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets at September 30 were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	—	—	242	176	—	—
Corporate	—	—	14	9	7	11
Institutional	7	27	50	14	7	30
Consumer Finance	—	—	47	45	9	—
Mortgages	102	73	33	27	—	—
Asset Finance	227	189	21	29	—	—
Asia Pacific	—	—	2	1	—	2
Other	—	—	56	118	249	127
Total	336	289	465	419	272	170

Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the ING Australia joint venture). The derivative instruments used to hedge the Group’s exposures include:

•     swaps;

•     forward rate agreements;

•     futures;

•     options; and

•     combination of the above instruments

Accounting treatment – In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position (in accordance with Australian Accounting Standards).

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

Fair value determination – Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognized as part of trading income. Where liquid markets exist, fair value is based on quoted market prices. For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value. In addition, judgmental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

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

Type of Special Purpose Vehicle (SPV)	Reason for establishment	Key Risks	SPV Assets 2003		2002
			$m		$m
Securitization vehicles	Assets are sold to an SPV which funds the purchase by issuing securities.	ANZ may manage securitization vehicles, service assets in a vehicle or provide liquidity support or other support and retains the risks associated with the provision of these services.	9,954	(1)	6,992	(1)
	Enables ANZ or customers to increase diversity of funding sources.

Credit and market risks associated with the
underlying assets are not retained or
assumed by ANZ. ANZ may also provide
other services (eg. swaps, credit
guarantees). ANZ earns fees at a
commercial rate for providing these
services.

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	2,124		1,968

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	28,655		26,642

(1) The amounts disclosed are the total assets managed or arranged by ANZ. They include SPV’s that purchase assets from sellers other than ANZ

Valuation of investment in ING Australia Limited

Description and significance

The Group adopts the equity method of accounting for its 49% interest in the ING Australia joint venture. As of September 30, 2003, the Group’s carrying value is $1,648 million (2002: $1,593 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date. This involves the Group obtaining an indication of whether the carrying value may be less than the recoverable amount. If so, an independent valuation is sourced to determine current recoverable amount.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Ltd (EY ABC) to provide an independent valuation of ING Australia as at March 31, 2003. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements. The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital. EY ABC presented an independent valuation range of total ING Australia $3,304 million to $3,690 million, reflecting a range of sales and cost base assumptions.

The key assumptions used in that valuation were reviewed by EY ABC against recent business experience as at September 30, 2003 to assess any potential valuation impacts. Based on this review, ANZ believes no change is required to the carrying value of the investment at September 30, 2003.

Key valuation assumptions

The March 31, 2003 valuation was based on a December 31, 2002 benchmark date with a roll-forward assessment to March 31, 2003. The valuation was based on a discounted cash flow approach comprising the present value of estimated future distributable profits after corporate tax, together with (in Australia only) the present value of 70% of the attaching imputation credits.

The assumptions underlying the cash flow projections were generally based on a long term view, together with an assessment of the current market environment.

The following gross of tax risk discount rates were used:

• Australian life insurance business	10.75	% pa
• Australian funds management businesses	11.75	% pa
• New Zealand businesses	13.00	% pa

All economic assumptions, including future investment earnings and discount rates, were derived using the Capital Asset Pricing Model.

The value of future new business was based on a projection of 20 years of future new business allowing for:

•    anticipated new business growth and volumes; and

•   future margin squeeze

Other business assumptions were set relative to the experience of the business and the industry as well as management business plans.

Risk Management

Vision and Strategy

ANZ is underpinned by an ongoing focus on risk issues and strategy and a comprehensive risk management framework comprising:

•     The Board, providing leadership, overseeing risk appetite and strategy and monitoring progress.

•     A framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent central team of risk professionals reporting directly to the Chief Executive Officer.

•     The use of risk tools, applications and processes to execute our global risk management strategy across the Group.

•     Primary Business Unit-level accountability for management of risks in alignment with the Group’s strategy.

The various risks inherent in the operations of the Group may be broadly grouped together under the following four categories:

Credit Risk (43% of Economic Capital)

Group Risk Management’s responsibilities for credit risk policy and management are principally executed through dedicated departments which support the Group’s wholesale and consumer business units.

All major credit decisions (and automated decision processes) for the Group’s wholesale and consumer businesses require dual approval by both Group Risk Management and Business Unit-based personnel.

Market Risk (11% of Economic Capital)

Market Risk is the risk that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity. These risks are managed by a variety of different techniques, with Group Risk Management setting limits to control trading positions, interest rate risk, and the liquidity profile up to Board-authorized totals.

Operational Risk (19% of Economic Capital)

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Group Risk Management is responsible for establishing Group policy; for the measurement, monitoring and reporting of operational risk across the Group; for providing leadership in the overall development of ANZ’s operational risk capability and specialists in key risk areas.

Each business unit has its own operational risk function responsible for the management of operational risk in the business.

Other (27% of Economic Capital)

There are a number of other risks, which are not classified as either Market, Credit or Operational Risk which ANZ holds economic capital for. These include, but are not limited to, items such as investment risk and fixed asset risk.

Key risk issues for the Group are:

Offshore Exposures

Whilst the first half of the September 2003 year was marked by significant uncertainty in the global economic environment, concerns relating to Iraq and the US economy have abated and a more positive global outlook now prevails. As a result of continued vigilance and close management of areas of concern we have seen reduced levels of specific provisions over the year compared to the 2002 year. As at September 2003, Australian and New Zealand exposures comprise 94% of our portfolio.

The main sectors of concern over the year have been Power (US power particularly) and Telecommunications.

•     Offshore Telecommunications - as a result of active portfolio management of this sector, credit limits for offshore telco operators fell by 46%. This fall in offshore exposure and increased Australia and New Zealand investment grade business combined to reduce offshore limits from 57% to 42% of the global portfolio.

•       US Power - The US power industry continues to experience sectorial stress in the aftermath of market deregulation, which triggered excessive construction and acquisition of generating assets. As expected we have experienced further deterioration in the US power portfolio over the last year. Oversupply in many sectors of the US power market will take some years to stabilize. In the meantime we are continuing to manage our higher risk power exposures closely. Since September 2002 our US power exposures have been reduced by 35%.

Residential domestic and investment property

Our risk fundamentals remain firmly entrenched, based on sound loan to value ratios and debt serving capacity requirements that specifically allow for the likelihood of interest rate increases. Risk policies implemented up to twelve months ago in the Sydney, Melbourne and Brisbane inner city apartment markets, meant that ANZ took a prudent approach which has resulted in very low exposure levels to these markets. Regular stress testing of our portfolios indicates that we are well placed to withstand a quite severe potential market downturn in the Australian housing market. APRA has recently conducted stress tests of the mortgage portfolios of all Australian industry participants and the results of these tests for ANZ confirm this conclusion.

Large single name exposure risk

Significant credit losses resulted from a small number of large individual exposures in 2002. Over the year to September 2003 ANZ has maintained its focus on managing down its large exposure risks and has further significantly reduced portfolio concentrations.

One measure of the concentration of large exposures in the Group’s portfolio is the aggregate of the 10 largest committed corporate exposures as a percentage of adjusted common equity (ACE). This ratio has declined significantly over the past year, from 103% a year ago to 75% as at September 30, 2003. Additionally, over the past 2 years we have made a number of substantial changes, including material reductions, to our structure of limits applicable to exposures to individual (particularly offshore) customers.

Key Risk Enhancements

Credit Derivatives

Credit derivatives are used for Portfolio Management and for trading purposes. Credit derivative activity over the year has been modest, with close ongoing monitoring by the Market Risk team.

Credit derivatives for Portfolio Management purposes are used as an efficient mechanism for reducing large exposures and diversifying the risk in lending portfolios. A comprehensive policy framework of strong controls exists around this activity, including restricting the sale of credit derivatives (undertaken to reshape the portfolio “mix”) to Australian and New Zealand names that meet investment grade and other specific criteria.

Credit Default Swap (CDS) positions

AUD millions	Bought	Sold	Net
Portfolio Management	813	(202)	611
Matched Trades	1,775	(1,775)	0
Outright Positions	1,198	(549)	649
Trading Book	2,973	(2,324)	649
Total CDS	3,786	(2,526)	1,260

Credit derivatives in the trading book are used to support customer activity with trades typically matched off into the market place within a period of 90 days. This trading continues to be bound by the usual market risk controls such as VaR limits, term limitations, asset quality requirements, and daily revaluation of all positions independently overseen by Market Risk.

In addition to direct use of credit derivatives for Portfolio Management and Trading Book purposes, as reflected in the above table, ANZ holds investments in three structured transactions. Each of these investments is in the amount of USD250 million, where ANZ has indirect exposure to a sold “First-to-Default” basket of credit derivatives in the amount of USD500 million, with a first-loss limit of USD250 million. The underlying exposures are to a highly diversified group of 68 names, with no individual aggregate exposure in excess of USD60 million. As with credit derivative activity associated with Portfolio Management and the Trading Book, these exposures are independently monitored by Group Risk Management, with key trigger points established to proactively manage the risk. To date, credit protection totalling USD93 million has been purchased as a hedge against five of the underlying names.

Operational Risk Management Framework

ANZ’s operational risk framework continues to be strengthened in line with new and emerging risks, including ongoing development of the Group’s methodology for operational risk measurement and capital allocation which seeks to increase risk awareness and thereby reduce risk.

Business Continuity and Crisis Management

Our business continuity and crisis management capabilities have been strengthened in line with changing business environment and to withstand the emergence of new threats. Capabilities are subject to regular review and testing. Enhanced risk guidelines, controls, monitoring and vigilance were implemented in response to the increased threat of global terrorism, the war in Iraq and the Severe Acute Respiratory Syndrome (SARS) virus to ensure the ongoing safety and security of staff and operations.

Technology and Projects

The risk management of technology and projects has been strengthened to enhance the quality of risk assessment and effectiveness of controls. This continues to receive extensive Executive Management focus. A number of tools have been created to assist in this process, in particular to provide a deeper understanding of the inherent level of operational risk associated with individual technology projects and with the project portfolio in aggregate.

Basel II

The common framework for determining the appropriate quantum of bank regulatory capital is set by the “Basel Committee”, a sub-committee of the Bank for International Settlements, and a new framework has been developed over the past four years that is commonly known as “Basel II”. A key objective of Basel II is to improve stability of the global financial system by encouraging improved risk management practices and requiring banks to hold levels of regulatory capital commensurate with their risk profile. In particular, Basel II will introduce a more risk-sensitive and detailed regulatory capital regime for credit risk and will introduce for the first time an explicit regulatory capital charge for operational risk.

Preparation for the implementation of the new Accord has been and continues to be an area of significant focus and activity across the ANZ Group.

A major innovation of the new Accord is that Basel II allows banks of varying sophistication in their risk management practices to enter the new regulatory capital framework at one of three levels, with incentives embedded (by way of reduced regulatory capital requirements) to attract banks with more sophisticated risk measurement and management approaches to reach the more advanced levels. Banks will need to choose their approach and be accredited at a level of compliance in each of credit and operational risk. Market risk will remain largely unchanged from the current Accord, following its revision in 1996.

ANZ is currently in the design and implementation phase of its Basel II Programme. At this time ANZ intends pursuing accreditation under the most advanced approaches for both credit and operational risk, in line with the Group’s vision of risk management as a strategic asset and source of competitive advantage. It has projects underway to address all of the necessary requirements for accreditation at the most advanced levels for both areas under Basel II. Certain requirements, such as a credit risk rating system that measures default probabilities and likely losses in the event of default, and a framework for operational risk measurement and capital allocation, are already in place.

Basel II is still being finalized, with the final version due to be released in the second quarter of 2004. ANZ took part in an international exercise in late 2002 to help refine the calibration of the capital functions within the new Accord. The results indicate that under the more advanced approaches which are planned to be incorporated within Basel II, ANZ would need less regulatory capital than must be held under current rules. Although the precise details are yet to be finalized, APRA has stated that it is likely there will be some differences in the way Basel II is implemented in Australia which will lessen this reduction.

SHAREHOLDER INFORMATION

Item 6: Directors, Senior Management and Employees

Directors

Our business is managed by the directors, who may exercise all powers not required to be exercised at a general meeting of shareholders. On the date hereof the directors of ANZ are:

Director’s Name	Position held	Year appointed	Age
C B Goode, AC	Director/Chairman of Directors (1)	1991	65
J McFarlane, OBE	Chief Executive Officer	1997	56
J C Dahlsen	Director	1985	68
R S Deane	Director	1994	62
J K Ellis	Director	1995	66
D M Gonski, AO	Director	2002	50
M A Jackson	Director	1994	50
B WScott, AO	Director	1985	68

(1)   The Chairman is an ex officio member of all Board committees

Directors’ profiles

Mr C B Goode, AC

B Com (Hons) (Melb), MBA (Columbia University, New York), Hon LLD (Melb); Hon LLD (Monash)

Chairman

Independent Non-Executive Director

Company Director

After 28 years in the finance industry, Mr Goode became a professional non-executive director in 1989. He became a director of Australia and New Zealand Banking Group Ltd in July 1991 and was appointed Chairman in August 1995. Mr Goode is ex-officio member of all Board Committees. Mr Goode is Chairman of Woodside Petroleum Ltd, Australian United Investment Company Ltd, Diversified United Investment Ltd and a Director of Singapore Airlines Ltd.

Mr Goode brings relevant skills and significant experience in the finance industry and as a professional non-executive director to his role as Chairman of the Board.

Mr J C Dahlsen

LLB, MBA (Melb)

Independent Non-Executive Director

Company Director

Director since May 1985. Mr Dahlsen is Chairman of the Audit Committee and a member of the Risk Management Committee and Compensation Committee. Mr Dahlsen is a former Consultant to and Partner of the legal firm Corrs Chambers Westgarth. He is Chairman of Southern Cross Broadcasting (Australia) Ltd, Director of The Smith Family, J C Dahlsen Pty Ltd Group and the Warehouse Group Ltd of New Zealand. He is a former Chairman of Woolworths Ltd, Melbourne Business School Ltd, The Herald and Weekly Times Ltd and a former Deputy Chairman of Myer Emporium Ltd.

The skills and expertise that Mr Dahlsen has developed in his legal career together with his experience in the media, not-for-profit, banking, retail and small business sectors ensure that he brings an understanding of the law and business to his role as a non-executive director.

Dr R S Deane

PhD, B Com (Hons), FCA, FCIS, FNZIM

Independent Non-Executive Director

Company Director

Director since September 1994. Dr Deane is a member of the Risk Management and Compensation Committees, and Chairman of ANZ Banking Group (New Zealand) Ltd. He is Chairman of Telecom New Zealand Ltd, Fletcher Building Ltd and Te Papa Tongarewa (Museum of New Zealand). He is a Director of Woolworths Ltd.

Dr Deane has skills and experience in a variety of activities including the government sector, banking and finance, economics, telecommunications, and with charitable and cultural organizations.

Mr J K Ellis

MA (Oxon) FAICD, Hon FIE Aust, FAusIMM, FTSE

Independent Non-Executive Director

Company Director

Director since October 1995. Mr Ellis is Chairman of the Risk Management Committee and a member of the Compensation Committee. He is Chairman of Pacifica Group Ltd, Black Range Minerals Ltd and Director of GroPep Ltd. He is Chairman of Australia- Japan Foundation and the National Occupational Health and Safety Commission. He is also Chancellor of Monash University and a former Chairman of BHP.

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Ms M A Jackson, AC

B Econ, MBA, FCA

Independent Non-Executive Director

Company Director

Director since March 1994. Ms Jackson is a member of the Audit Committee, Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee. She is Chairman of Qantas Airways Ltd and Chairperson of Methodist Ladies College. Director of The Brain Research Institute, Billabong International Ltd and John Fairfax Holdings. Board Member of Howard Florey Institute of Experimental Physiology and Medicine and member of the Foreign Affairs Council.

A Chartered Accountant, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the

Board.

Mr J McFarlane, OBE

MA, MBA

Chief Executive Officer

Appointed October 1997. Directorships include The Business Council of Australia and the Australian Graduate School of Management.

Mr McFarlane is a former Group Executive Director, Standard Chartered Plc (1993 - 1997), Head of Citibank, United Kingdom (1990 - 1993), Managing Director, Citicorp Investment Bank Ltd (1987 - 1990), Director of the London Stock Exchange (1989 - 1991).

Mr McFarlane brings skills and experiences in banking and finance which are relevant for his role as Chief Executive Officer.

Dr B W Scott, AO

B Ec, MBA, DBA

Independent Non-Executive Director

Company Director

Director since August 1985. Dr Scott is Chairman of the Nominations & Corporate Governance Committee and Compensation Committee, and Member of the Audit Committee and Risk Management Committee. Chairman of Management Frontiers Pty Ltd, and The Foundation for Development Co-operation Ltd. Director of Air Liquide Australia Ltd and the James N. Kirby Foundation Ltd. Australian member of the Board of Governors of the Asian Institute of Management. Former Chairman of the Australian Government’s Trade Development Council (1984 - 1990). Former Federal President, Institute of Directors in Australia (1982-1986).

A management consultant and company director, Dr Scott’s extensive skills and experience in a range of business sectors and community organizations contribute to his role as a non-executive director.

Mr D M Gonski, AO

B.Com, LL.B (University of NSW)

Independent Non-Executive Director

Company Director

Director since February 2002. Mr Gonski is a member of the Risk Management Committee, Compensation Committee and Nominations and Corporate Governance Committee, and represents the Group as Director of ING Australia Ltd. He is Chairman of Coca Cola Amatil Ltd and Investec Wentworth Pty Ltd, and Director of Westfield Holdings Ltd and John Fairfax Holdings Ltd. Mr Gonski is Chairman of the National Institute of Dramatic Art (NIDA), the Art Gallery of NSW, the Australia Council and the Sydney Grammar School Trust.

Mr Gonski, a lawyer, has a wide experience in business, the law and investment banking.

He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Board Responsibility

Board responsibility

The Board is responsible to shareholders for the governance of the Group, its operations and financial performance. To this end, it sets the strategic direction and financial objectives for the Group. It delegates responsibility for the management of ANZ to the Chief Executive Officer and senior management. The Board is also responsible for ensuring that ANZ has appropriate governance arrangements in place for the benefit of all stakeholders.

The Board aims to carry out its responsibilities so as to create and to build sustainable value for the benefit of shareholders, employees, customers, and the community. The Board has adopted a Charter (available on our website) which sets out, among other things, the roles and responsibilities of the Board. The Board’s responsibilities include:

•               Appointing the Chief Executive Officer, and reviewing his/her performance and remuneration

•               Approving objectives, strategies and budgets, and monitoring and assessing management’s performance in achieving these

•               Monitoring compliance with regulatory requirements, and ensuring that the Group and its employees are meeting the highest standards of ethics and integrity

•               Approving policies and overseeing governance and compliance practices relating to management of risk, conduct of audit, health and safety, people management, corporate sustainability, and customer service.

It is also the responsibility of the Board to review the operations of all business units together with the major functional areas of ANZ at least once each year to satisfy itself that the unit’s strategy, policy and direction are consistent with the Group.

The Board recognizes its overriding responsibility to act honestly, fairly, diligently and in accordance with the law in serving the interests of ANZ’s shareholders, as well as its employees, customers, and the community. The Board works to promote and maintain an environment within ANZ that establishes these principles as basic guidelines for all of its employees and representatives at all times.

The Board met 11 times this year with separate committees meetings.

With the increasing focus on corporate governance in recent times, there has been a large increase in the workload of nonexecutive directors.

Directors qualifications and appointments

The Board aims to bring a balance of skills, experience and views to its deliberations. Directors, as a Board and through the Nominations and Corporate Governance Committee, engage external consultants to assist them in identifying appropriate candidates for consideration as Board members. Candidates are assessed in terms of the depth and breadth of experience and skills considered relevant for ANZ, as well as their personal qualities and communication capabilities. The complementary nature of their distinctive contributions with the other directors is also assessed. Assurances are sought to ensure that a candidate has the capacity to devote appropriate time to this important role.

ANZ’s constitution provides that each director is required to hold, within 3 months of appointment, at least 2,000 fully paid shares in the director’s own right and must continue to hold at least 2,000 shares until the director ceases to hold office. Details of directors’ shareholdings with ANZ can be found on page 85 and are set out in Note 50 of the Financial Statements.

On appointment, directors are provided with information setting out their duties and responsibilities including various Board policies and their entitlements. During 2002-2003, the Directors’ Handbook has been reviewed and updated to meet directors’ requirements in a comprehensive manner.

Performance of Chairman and directors

The full Board is responsible for reviewing the performance of the Chairman.

It is the responsibility of the Chairman, with input from the Nominations and Corporate Governance Committee, to assess the performance of each director.

Board composition

The Board is chaired by an independent director so there is a division of responsibilities between the Chairman and the CEO. This is supported by the Board’s Charter that states that the Chairman must be an independent non-executive director and that the majority of Board must be comprised of independent non-executive directors.

Directors, as a Board and through the Nominations & Corporates Governance Committee of the Board, regularly review the size and composition of the Board. The ANZ’s constitution provides that at a minimum, the Board must be comprised of five directors. Throughout this year, the Board has comprised eight directors - a non-executive Chairman, six other non-executive directors and Chief Executive Officer.

Term and retirement of directors

The directors have the power to appoint any person to be a director either to fill a casual vacancy or as an additional director. Any director so appointed may hold office only until the next Annual General Meeting when he/she shall be eligible for re-election. At each Annual General Meeting one-third (or the number nearest to but not greater than one-third) of the directors (excluding the Managing Director) retire from office and are eligible for re-election. No director, other than the Managing Director, may hold office for more than three years or after the third Annual General Meeting following his/her appointment, whichever is the longer, without submitting himself/herself for re-election. Directors must retire upon attaining the age of 70 years, with the exception of the Chairman who may remain in office as a director until the conclusion of the Annual General Meeting next following his/her attaining of the age of 70 years, or if appointed as a director after 1992, after a term of 15 years service. Directors’ independence is reviewed at least annually.

Independence and directors’ dealings

In 2002-2003, the Board instituted a process by which the independence of each non-executive director is reviewed in detail at least annually, and more frequently where a change in position or relationship warrants it.

Following the most recent review, the Board concluded that each of its non-executive directors should be considered independent at this time.

The Board applies the following definition of “independence”

A director is only to be regarded as independent if:

(a)                                the Board resolves that the director has no material relationship with ANZ (either directly, or as a partner, shareholder, or executive officer of an organization that has a material relationship with ANZ);

(b)                               the director is not, and has not been within the previous five years, employed by ANZ, or a company in the ANZ Group;

(c)                                the director is not, and has not been within the previous five years:

(i)                                   employed by , or a partner in, any firm that in the past five years has been ANZ’s external auditor; or

(ii)                                employed by a company that has a compensation committee, on which an ANZ executive officer serves,

and no immediate family member of the director is, or has been within the previous five years, employed in either of such capacities; and

(d)                               no immediate family member of the director is an executive officer of ANZ or, except where the immediate family member has died or become incapacitated, has been an executive officer of ANZ within the previous five years.

For the purpose of this Section 6, “executive officer” means a chief executive officer or a chief financial officer (or persons carrying out any equivalent functions), a head of a business unit, division or function, and any person who performs a significant policymaking function, but does not include a non-executive director.

Conflicts of interest and materiality

Over and above the issue of independence, each Director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest in relation to any material matter, which comes before the Board. Such a situation may arise from outside financial, organizational, representational, professional, or other interest or relationship which might affect, or be seen potentially to affect, the Director’s position to act in the best interests of the Company.

It is also expected that other Board Directors will raise any concerns about possible conflicts of interest on the part of any Director in a material matter at any time.

Materiality may relate to financial significance, strategic significance, competitive significance, or any other matters of commercial or timing significance.

If a conflict or potential conflict arises, the Director may not receive relevant Board papers, may absent himself /herself from Board deliberations on the subject, and may not vote on any related Board resolutions. These matters are duly recorded in Board minutes when they occur.

Other than in their capacity as directors of ANZ, all non-executive directors are deemed not to have a material relationship with ANZ or its associated companies.

Independent advice

In order to assist directors to fulfill their responsibilities, each director has the right, with the prior approval of the Chairman, to seek independent professional advice regarding their responsibilities at the expense of the Group.

In addition, the Board and each Committee may obtain whatever professional advice it requires to assist it in its work at the expense of the Group.

Board Committees

There are four main Board Committees:

•               Audit Committee

•               Risk Management Committee

•               Nominations & Corporate Governance Committee

•               Compensation Committee

Each of the four main Committees is comprised solely of independent directors, has its own Charter and has the power to direct any special investigations it deems necessary.

Committee membership is reviewed annually. Membership criteria are based on the relevance of a director’s skills and experience, and their ability to add value to the Committee and complement the membership.

Committee performance evaluations are conducted annually to review each Committee’s performance against its Charter, gather comments on the suitability of its Charter and any areas for improvement, and to set goals and objectives for the upcoming year. A copy of each Committee Charter can be found on our website.

The Chairman is an ex-officio member of all Committees. The Chief Executive Officer, John McFarlane, is invited to attend all Committee meetings. He is not present, however, if this could compromise proceedings. He also does not attend any meeting where his remuneration is considered or discussed. Directors may attend any meeting of a Committee on a subject where they have a special interest.

Audit Committee

•               J C Dahlsen (Chairman)

•               C B Goode

•               M A Jackson ( Financial expert)

•               J Ellis

The Audit Committee is responsible for the oversight and monitoring of the Company’s financial reporting policies and controls, the work of Group (Internal) Audit, the Audit Committees of subsidiary companies, the integrity of the Company’s financial statements, prudential returns and compliance with regulatory requirements.

The Audit Committee is also responsible for the appointment, evaluation and oversight of the external auditor.

It is Board policy that all members of the Audit Committee be financially literate and that at least one member of the Committee be a “financial expert” as defined in the US Sarbanes-Oxley legislation. Ms M A Jackson is designated as our financial expert.

The Audit Committee meets with the external auditor in the absence of management at each of its regularly scheduled meetings. The Chairman of the Audit Committee meets separately and regularly with the head of internal audit and the external auditor.

During the year, the Audit Committee focused on a range of relevant issues including:

•               Integrity of financial reporting controls and procedures - The Committee received independent advice on the effectiveness of internal controls and procedures, and closely monitored progress on opportunities identified for improvement. To further strengthen controls and procedures, the Committee agreed to implement the Sarbanes-Oxley internal control requirements across the Group in advance of the applicable date. The Committee monitored the progress made on the transition to International Financial Reporting Standards.

•               Monitoring the work of Group (Internal) Audit - An evaluation of the Group (Internal) Audit function was undertaken. The Committee ensured that management responded in an appropriate and timely manner to issues raised in Group Audit reports. The Head of Group (Internal) Audit now reports directly to the Chairman of the Audit Committee and attends every meeting of the Audit Committee by invitation.

•               Relationship with revenue authorities - The Committee supported initiatives to promote a collaborative approach to working with the Revenue Authorities to achieve appropriate taxation outcomes. Some long-standing issues with the Australian Taxation Office were resolved.

•               Maintaining the independence of the external audit function - All non-audit services undertaken by the external auditor must be pre-approved in accordance with the policy on the provision of audit and non-audit services put in place by the Committee last year. The Committee further strengthened the independence of the external audit function through a formal annual evaluation of the external audit and a policy requiring partner rotation.

Risk Management Committee

•               J K Ellis (Chairman)

•               R S Deane

•               D M Gonski

•               C B Goode

The Risk Management Committee’s function is to review risk in the business. It is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, processes and controls including credit, market, balance sheet and operating risk. It may approve credit transactions and other matters beyond the approval discretion of executive management.

This year, the Risk Management Committee reviewed a number of issues including:

•               Credit risk and customer concentration limits - Stronger policies related to single customer credit limits saw a decrease in risk exposures.

•               Operational risk and systems - The Committee recommended a more disciplined approach to new software releases. 2003 upgrades/releases have been implemented without interruption to ANZ’s operations.

•               Compliance awareness - The Committee has supported a Group-wide awareness program to foster a better understanding of new as well as existing compliance requirements and responsibilities.

Nominations and Corporate Governance Committee

•               B W Scott (Chairman)

•               D M Gonski

•               C B Goode

•               J C Dahlsen

The Nominations and Corporate Governance Committee’s responsibility is to identify individuals qualified to become Board members and recommend them to the Board for nomination as members of the Board and its committees, to recommend processes for Board performance review and recommend corporate governance principles, practices and procedures for ANZ.

During the year, the Committee focused on a range of issues including:

•               Independence - A thorough review was conducted of legislation and best practices regarding director independence. The Committee concluded the ANZ policy and related definitions of independence met best practice standards.

•               Corporate governance - The Committee advised the Board on relevant governance developments.

•               Board performance - The Committee initiated a broad-ranging survey of Board performance and Director effectiveness issues. The results were reviewed and discussed by the Board, and a number of procedures and streamlining initiatives were adopted. The Committee also advised the Chairman regarding appropriate processes for direct individual performance evaluation.

•               Director’s Manual - The Committee authorized development of a new and comprehensive manual for Directors.

Compensation Committee

•               M A Jackson (Chairperson)

•               R S Deane

•               C B Goode

•               B W Scott

The Compensation Committee makes recommendations to the Board in respect of the Group’s compensation program including any equity-based programs. It also evaluates the performance of and approves the compensation for the senior executive officers and Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

Some areas of focus for the Compensation Committee this year were:

•               Compensation Policy - The Committee reviewed and recommended changes to the policy during the year (see page 88).

•               Executive Performance Reviews - The Committee conducts executive performance evaluations on a six-monthly basis with a review of performance as well as potential. Recommendations are made to the Board regarding incentives.

•               Succession - On an annual basis, the CEO and Committee review the performance and potential of the top 100 executives. Other issues discussed include capabilities and skill development, diversity and succession, opportunities and training initiatives.

•               $1,000 Employee Share Acquisition Plan - The Committee recommended to the Board the granting of shares to the value of $1,000 to each eligible ANZ employee through the Employee Share Acquisition Plan.

Additional Board Committees - In addition to the four main Board Committees, the Board has constituted a Shares Committee and an Executive Committee to assist in carrying out its functions.

The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

Remuneration of Non–Executive Directors

Non–executive directors’ fees are determined by the Board of Directors based on advice from external advisors including reference to fees paid to non–executive directors of comparable companies.

Non–executive directors’ fees are within the limit approved by shareholders at the December 13, 2002 Annual General Meeting. Directors’ fees are set at levels that fairly represent the responsibilities of and time spent by the non–executive directors on ANZ related matters.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan which was approved by shareholders at the 1999 Annual General Meeting. Under this plan, shares are bought on market to an equivalent value to the fee that would otherwise have been paid to the director and are held in trust for the director for at least one year.

Non–executive directors also participate in the directors retirement plan, which provides that, after eight years of service, a director may receive a retirement benefit equivalent to the last thirty six months of fees (pro-rated for a lesser period of service), less any superannuation benefit paid or payable to the director attributable to contributions made by ANZ.

On page 89 is a table detailing the remuneration of each non-executive director for the last financial year.

Equity Participation by Non-Executive Directors

It is Board policy that all directors have a share qualification of at least 2000 ANZ shares. In addition, as set out above, directors may participate in the Directors’ Share Plan. Details of directors’ shareholdings are set out on page 85.

Executive Remuneration including Employee Share and Option Plans

The objective of ANZ’s remuneration policy is to ensure that remuneration packages properly reflect the duties and responsibilities of the senior executives and are sufficient to attract, retain and motivate personnel of the requisite quality. The policy focuses on creating value for shareholders by rewarding senior employees based on enhancement of shareholder value through improvements in Economic Value Added(TM) (EVA(TM))(1).

There are three components to executive remuneration packages, a fixed component and two variable or ‘at risk’ components; short–term incentive (STI) and long–term incentive (LTI). The fixed reward is generally targeted to the market median levels being paid in the finance industry in the relevant markets in which ANZ operates. The STI and LTI components are based on performance and reflect achievements against agreed key result areas and competencies.

A detailed discussion on executive remuneration and a table setting out the remuneration of senior officers of the Company can be found on page 93.

(1)        EVA (TM) is a measure of risk adjusted accounting profit. It is based on operating profit after tax, adjusted for significant transactions, the cost of capital, and imputation credits (measured at 70% of Australian tax). Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%. At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.

Company Policies

The Board has approved and adopted policies to apply to employees within the Group. Summaries of the policies can be found on our website.

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

Market (Information) Disclosure Policy

ANZ is committed to achieving best practice in the area of market disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market. It is important that all shareholders have an equal opportunity to receive or obtain information issued by ANZ. This policy covers announcements that must be lodged with stock exchanges as well as announcements and presentations made to analysts, investors and the media. It requires that once material information is disclosed to the relevant stock exchanges, it will be placed on our website.

Share Trading Policy

This policy covers trading in ANZ securities by all employees as well as contractors and consultants engaged by ANZ.

The Share Trading Policy prohibits trading for all persons aware of unpublished ANZ price sensitive information. In addition, it specifically prohibits trading by certain employees, contractors and consultants working in specific areas of ANZ during blackout periods. A blackout period is the six-week period leading up to the day after the announcement of the half yearly and full year results. The Board has also resolved to apply the principles of this policy to directors’ own trading in ANZ shares.

Employee Indemnity Policy

This policy provides that the Company will indemnify employees against any liability incurred in carrying out their roles subject to certain requirements being met.

Serious Complaints Process

ANZ has a history of implementing policies and procedures consistent with responsible and well–managed business practices. The Serious Complaints Process is an additional mechanism by which ANZ staff, contractors and consultants may voice concerns they have regarding any potential malpractice or impropriety that they find within ANZ. It is intended to operate as a last resort and requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith.

Relationship with the External Auditor

As highlighted on page 80, the Audit Committee policy on non–audit services states the audit–related and some non–audit services that may be conducted by ANZ’s external auditor. It sets in place a formal approval process regarding the provision of non–audit services, which are only considered where they are not perceived to be in conflict with the role of auditor. This approval process is the responsibility of the Audit Committee.

Significant Accounting Policies

Details of the significant accounting policies and any changes in accounting policies made since the date of the last Annual Report are set out in the Financial Report and on our website.

Group (Internal) Audit

Group Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective. The internal audit function operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager of Group Audit reports to the Chairman of the Audit Committee.

As risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Audit results also influence incentive compensation of business heads.

Group Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities, including APRA. Group Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from internal audits conducted by Group Audit.

There is a robust process for ensuring prompt resolution of audit issues, which includes monthly reviews of progress by the CEO and the Chairman of the Audit Committee. The Audit Committee receives formal reports on significant issues until satisfactory action has been taken.

Political Donations

In the year to September 2003, ANZ donated $75,000 to the Australian Liberal Party and $50,000 to the Australian Labor Party.

Directors’ Meetings

The number of Board meetings and Committee meetings held during the year ended September 30, 2003 and attended by each director are set out in the following table:

	Board		Risk Management Committee		Audit Committee		Compensation Committee		Nominations & Corporate Governance Committee		Executive Committee		Shares Committee		Committee of the Board
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
J C Dahlsen	11	11	10	8	7	7	3	3	—	—	1	1	1	1	2	2
R S Deane(1)	11	11	10	7	—	—	3	3	—	—	—	—	—	—	—	—
J K Ellis	11	11	10	9	—	—	3	3	—	—	—	—	1	1	—	—
D M Gonski	11	11	10	7	—	—	3	2	3	3	—	—	—	—	—	—
C B Goode	11	11	10	8	7	7	3	3	3	3	2	2	5	5	4	4
M A Jackson	11	11	10	8	7	7	3	2	3	3	1	1	—	—	—	—
J Mc Farlane	11	11	—	—	—	—	—	—	—	—	2	2	—	—	3	3
B W Scott	11	11	10	9	7	7	3	3	3	3	—	—	5	5	2	2

Column A – Indicates the number of meetings the Director was eligible to attend

Column B – The number of meetings attended. The Chairman is an ex-officio member of all Board Committees

(1)        New Zealand resident

Directors’ Shareholdings

November 7, 2003	Beneficially held Shares (1)	Beneficially held Options (2)	Non-beneficially held Shares
J C Dahlsen	83,400	—	8,500
R S Deane	75,000	—	—
J K Ellis	69,198	—	—
D M Gonski	2,099	—	—
C B Goode	268,963	—	146,186
M A Jackson	77,436	—	—
J Mc Farlane	1,292,458	2,750,000	—
B W Scott	71,117	—	—

(1)        Shares include deferred shares

(2)        750,000 options are exercisable at $14.78 from December 31, 2003 to December 31, 2004 inclusive; may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period. 500,000 options are exercisable at $17.20 from December 31, 2004 to December 31, 2005 inclusive; may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period. 500,000 options are exercisable at $17.52 from December 31, 2003 to December 31, 2007 inclusive; one half of the options may be exercised only if the ANZ Total Shareholder Return (“ANZ TSR”) calculated over the period commencing on December 31, 2001 and ending on the last day of any month after the second anniversary of their date of grant (“the relevant period”) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over the same period; the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

1,000,000 options are exercisable at $17.41 from December 31, 2004 to December 31, 2007 inclusive; one half of the options may be exercised only if the ANZ Total Shareholder Return (“ANZ TSR”) calculated over the period commencing on December 31, 2002 and ending on the last day of any month after the second anniversary of their date of grant (“the relevant period”) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over the same period; the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

Directors’ Benefits

No director has, during or since the end of the year ended September 30, 2002, received or become entitled to receive a benefit from ANZ other than:

(a)   a benefit included in the aggregate amount of emoluments received, or due and receivable, by directors as shown in Note 52 to the Financial Report; or

(b)   the fixed salary of a full-time employee of the Company, or an entity controlled by the Company, or a body corporate that was related to the Company at a relevant time; or

(c)   loans or financial instrument transactions which are made lawfully and occur either at arm’s length or with the approval of a general meeting.

Our Board has reviewed the independence criteria in the Sarbanes-Oxley Act of 2002 (“SOX Act”), and determined that each non-executive director is independent. The Audit Committee is composed solely of non-executive directors.

United States Sarbanes - Oxley Act of 2002

The Sarbanes - Oxley Act of 2002 (“the SOX Act”) was signed into law on July 30, 2002. As we have securities registered under the Securities Exchange Act of 1934 and file disclosure documents with the United States Securities and Exchange Commission (the “SEC”), we are subject to the provisions of this Act.

The SEC has been delegated the authority to adopt rules to implement many of the SOX Act provisions. At present, some of these rules have not been finalized or issued. However we do not expect the SOX Act to have a material impact on our business.

Services outside the scope of practice of auditors

The SOX Act prohibits the external auditor of our Group from providing certain non-audit services to the company. The Audit Committee of our Board announced, in April 2002, a policy on the provision of audit-related and non-audit services. The policy lists services which may be perceived to be in conflict with the role of the auditor, and precludes the external auditor from providing such services. Our policy, which is consistent with the SOX Act, requires the Audit Committee to approve all services provided by the external auditor.

Audit Committee Independence

The SOX Act requires that each member of our Audit Committee is a member of our Board of Directors, and meets certain criteria for independence.

Our Board has reviewed the independence criteria in the SOX Act, and determined that each non-executive director is independent. The Audit Committee is composed solely of non-executive directors.

Complaints

As required by the SOX Act, the Audit Committee has established a policy and procedures which provides a mechanism by which ANZ staff, consultants and contractors may voice concerns regarding questionable accounting or auditing matters.

Work of External Auditor

Our Audit Committee is directly responsible for the appointment, remuneration and oversight of the external auditor. The KPMG lead auditor concludes his term at the conclusion of the 2003 audit activities and a new lead auditor will take responsibility for the Group’s audit in the 2004 financial year.

Responsibility for Financial Reports

As required by the SOX Act, our CEO and CFO have certified the 20-F filing. This certification follows an audit of the disclosure controls and procedures, and of the financial controls. The audit was conducted by the Group’s internal audit function during September and October 2003. A report on the findings of this audit was presented to the Audit Committee and to the external auditor.

Share Trading Policy

The share trading policy adopted by the Group specifically prohibits trading by directors, certain employees, contractors and consultants working in specific areas of the Group during black out periods. The Group’s policy is consistent with the SOX Act.

Senior Management

At the date hereof the executive officers of ANZ were:

Executive Officers	Position held	Year appointed to position	Year joined Group

J. McFarlane	Chief Executive Officer 30 years in the Banking and FinancialServices industry	1997	1997

D.L. Boyles	Chief Operations Officer 21 years of senior management experience in technology and operations	1998	1998

G.J. Camm	Managing Director, New Zealand 31 years experience in Retail FinancialServices, Securitization and Insurance	2002	1989

C.J. Cooper	Managing Director, Mortgages 25 years experience in the Financial Markets world-wide	2002	1994

R.J. Edgar	Chief Operating Officer 26 years experience in FinancialServices and Banking	2003	1984

S.A. Freeman	Group General Manager, People Capital 25 years experience in Human Resources, including Industrial Relations	2001	2001

E. Funke Kupper	Managing Director, Personal Banking Wealth Management Australia 8 years experience in FinancialServices, covering RiskManagement, International and Retail Banking	2001	1995

A. Gore	Group General Manager Audit (Acting) 15 years experience in Finance and Auditing	2003	1995

M. Grime	Managing Director, Operations, Technology and Shared Services 21 years of senior management experience in technology and operations	2003	2003

B.C. Hartzer	Managing Director, Consumer Finance 10 years experience in Strategic Consulting to the FinancialServices industry and 4 years managing a global credit card business	1999	1999

P.J.O. Hawkins	Group Managing Director, Group Strategic Development Over 30 years experience in International and Commercial Banking	2002	1971

G.K. Hodges	Managing Director, Corporate and Small to Medium Enterprise Banking 26 years experience across Corporate Banking and Government	2002	1991

K.M. Lawrence	Chief RiskOfficer 16 years Senior Management experience in RiskManagement in the FinancialServices and Banking Industry	1999	1999

T. L’Estrange	Group General Counsel Over 20 years legal and management experience spanning a range of Industry sectors	2003	2003

P.R. Marriott	Chief Financial Officer 24 years experience in International Banking, Finance and Auditing	1997	1993

G.D. Miller	Managing Director, Major Investment Programs Over 35 years in various roles including International, Corporate and Investment Banking, plus management of major investment projects	2002	1968

E.M. Proust	Managing Director, Asset Finance Over 15 years senior management experience in major public and private sector organizations, and FinancialServices and Banking	2002	1998

There are no family relationships between or among any of the directors or executive officers.

Employment Contracts

Arrangements or undertakings between executive officers and ANZ are covered by an employment agreement under which remuneration is at such rates and terms as ANZ shall determine from time to time.

Compensation of Directors and Senior Management

ANZ’s compensation philosophy focuses on creating value for shareholders. The following underpins ANZ’s compensation philosophy:

•               Creation of an environment where people can excel with energy and passion;

•               Focus on creating and enhancing value for ANZ’s shareholders;

•               Differentiation of individual compensation commensurate with contribution to overall results and according to individual accountability, performance and potential;

•               Significant emphasis on “at risk” components of total compensation linked to the enhancement of shareholder value through improvements in Economic Value Added(TM) (EVA(TM)); and

•               The provision of a competitive compensation proposition to successfully attract, motivate and retain the high quality work force required to deliver on ANZ’s business and growth strategies.

The Role of the Compensation Committee

The Compensation Committee (see page 81) is responsible for (amongst other things):

•               ANZ’s general compensation program - in consultation with senior management, to review and recommend to the Board for approval, ANZ’s general approach to compensation, and to oversee the development and implementation of compensation programs;

•               Executive compensation program - to review and recommend to the Board for approval, compensation programs applicable to ANZ’s executives;

•               CEO compensation - to review and recommend to the Board for approval, corporate goals and objectives relevant to the compensation of the Chief Executive Officer (CEO), to evaluate the performance of the CEO in light of those goals and objectives, and to recommend to the Board the CEO’s compensation level based on this evaluation and other relevant factors (the CEO does not participate in discussion or decisions relating to his own compensation);

•               Compensation governance - to review and approve any statement on ANZ’s compensation policy and any executive compensation disclosures that may be required by any listing rule, legislation, regulatory body, or other regulatory or legislative requirement, or any statement proposed for inclusion in ANZ’s annual report; and

•               Non-executive directors’ fees - to review the compensation of non-executive directors annually.

External Advisors (Compensation)

Group People Capital and Independent non-executive directors have, from time to time, received advice from a range of external advisors, including executive search firms.

Non-executive directors Compensation

Non-executive directors’ fees are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other non-executive directors of comparable companies.

Non-executive directors’ fees are within the limit agreed to by shareholders at the Annual General Meeting held on December 13, 2002, and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan. Under this plan, shares are bought on market for an amount equivalent to the fee that would have been paid to the Director and are held in trust for the Director for at least one year.

Retirement and Termination Benefits

All non-executive directors participate in the ANZ Directors’ Retirement Scheme. Under the ANZ Directors’ Retirement Scheme, a lump-sum retirement benefit is payable to non-executive directors upon their ceasing to be a director. The lump-sum retirement benefit payable where the non-executive director has held office for 8 years or more is equal to the total emoluments paid or payable to the non-executive director in respect of the 3 years immediately preceding the non-executive director ceasing to be a non-executive director. For periods of less than 8 years, a proportionate part of such emoluments is payable. The non-executive directors are not entitled to the statutory entitlements of long service leave and annual leave.

Non-Executive Director Emoluments

September 30, 2003	Fees Paid
Amounts in $	Cash	Value of deferred shares (1)	Associated entity board		Chairman’s fee	Retirement benefit’s paid	Benefits accrued for the year but not paid (3)	Superannuation contributions	Total

Non-executive directors
C B Goode (Chairman)	76,000	274,000	—		—	—	35,000	10,520	395,520
J C-Dahlsen	110,000	—	—		25,000	—	35,000	10,520	180,520
Dr R S Deane	110,000	—	100,996	(2)	—	—	32,042	9,900	252,938
J K Ellis	110,000	—	—		25,000	—	76,563	10,520	222,083
D M Gonski	110,000	—	42,500		—	—	91,854	10,520	254,874
M A Jackson	88,000	22,000	—		—	—	7,500	9,900	127,400
Dr B W Scott	110,000	—	—		25,000	—	32,500	10,520	178,020
Total	714,000	296,000	143,496		75,000	—	310,459	72,400	1,611,355

(1)        Participation in Directors’ Share Plan. Value of shares at the date they were purchased on market

(2)        Fees paid in NZ$ converted at average exchange rate of 1.1139

(3)        If each non-executive director has ceased to be director as at September 30, 2003, the following amounts would have been payable: Mr C B Goode $1,015,000, Mr J C Dahlsen $367,500, Mr R S Deane $599,936, Mr J K Ellis $367,500, Mr D M Gonski $91,854, Ms M A Jackson $332,500, Mr B W Scott $363,750

Compensation Structure

ANZ’s compensation structures are designed to meet the needs of the specialized business units and the markets in which they operate. As a result, the mix of compensation components can vary across the organization although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable pay opportunities with total employee compensation differentiated significantly on the basis of individual and/or business unit performance.

Executive Compensation

ANZ’s executive compensation policy limits increases in fixed compensation and emphasizes “at risk” compensation.

The executive compensation program is designed to support the delivery of specific performance targets and the execution of agreed business and growth strategies. This program aims to differentiate compensation on the basis of achievement against both individual and business unit performance targets which are aligned to sustained growth in shareholder value.

The executive compensation program comprises the following components:

•               Fixed compensation component: salary, benefits and superannuation contributions. The fixed component is generally targeted to the market median levels being paid in the finance industry in the relevant global markets in which ANZ operates.

•               Variable or “at risk” component:

•               Short-Term Incentive (STI) consisting of cash and deferred shares, and

•               Long-Term Incentive (LTI) consisting of performance-hurdled options and deferred shares.

Fixed compensation

The fixed component of executive compensation is reviewed annually based on performance and market data. Increases in fixed compensation are limited, in favor of a strong emphasis on variable compensation.

Variable compensation

The following summarizes how the variable components of compensation are determined:

•               Key Result Areas (performance targets) are set at the beginning of each half-year;

•               At the end of each half, performance is assessed against targets;

•               Executives are ranked against peers according to performance;

•               An executive’s total bonus (STI) is based principally on Business Unit and/or ANZ Group performance, individual ranking and total target reward;

•               Half of the bonus is paid in cash and half the bonus is allocated as shares deferred for 3 years;

•               Executives are also assessed and ranked on their future potential:

•               An executive’s potential, together with their ranking, influences the size of their LTI grant;

•               LTIs are allocated half as shares deferred for 3 years and half as performance-hurdled options. Shares are allocated at market price and options are allocated on the basis of independent valuations at the time of allocation.

Variable compensation - Short-Term Incentive

Short-Term Incentives encourage executives to support ANZ’s strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets.

The size of STI payments is based, firstly, on overall group and business unit performance results and, secondly, on individual performance against financial and non-financial measures. Executives are ranked against their peers with better relative performance attracting a greater proportion of the incentive “pool”.

Short-Term Incentives are paid half in cash and half in shares deferred for 3 years. The STI deferred shares are administered under the ANZ Employee Share Acquisition Plan.

Variable compensation - Long-Term Incentive

Long-Term Incentives are used as a mechanism to link a significant portion of executives’ compensation to the attainment of sustained growth in shareholder value. The size of LTI grants is influenced significantly by individual performance and the assessed potential for executives to deliver on ANZ’s long-term growth and business strategies.

The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. The shares are deferred for three years.

The options component of the LTI is administered under the ANZ Share Option Plan. The options can only be exercised between 3 years from grant and when they lapse after 7 years.

The following types of LTI options may be granted to executives:

•               Index-linked options - These options have a dynamic exercise price, i.e. the exercise price will be adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the option can only be exercised if the adjusted exercise price is equal to or above the original issue price. Index linked options ensure that executives are only rewarded for the true out-performance of ANZ’s share price over and above the movement in the above Index.

•               Hurdled options - These options have an exercise price set to the market value at the time of allocation. There are two hurdles:

1.             Half the options may only be exercised once the ANZ total shareholder return (ANZ TSR) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

2. The other half of hurdled options may only be exercised once ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

Chief Executive Officer Compensation

Mr McFarlane has an employment agreement with ANZ which terminates on October 1, 2006 and may be extended or renewed by mutual agreement. The termination arrangements associated with this agreement are described in the section on Retirement and

Termination Benefits below.

The structure of Mr McFarlane’s compensation, which is in accordance with his agreement, is as follows:

•      Fixed Compensation: Consists of salary, benefits and superannuation contributions. Mr McFarlane may elect to receive a proportion of his Fixed Compensation in the form of shares purchased under the Directors’ Share Plan.

•      Short-Term Incentive: Mr McFarlane’s Short-Term Incentive is determined under the ANZ Executive Remuneration Scheme. It is based on the Group’s EPS Growth and EVA performance against target and an annual assessment of Mr McFarlane’s achievement of specific objectives agreed with the Board. Mr McFarlane’s Short-Term Incentive may be paid in cash or in shares purchased under the Directors’ Share Plan. Mr McFarlane has always elected to receive shares.

•      Long-Term Incentive: Mr McFarlane’s Long-Term Incentive was approved by shareholders at the Annual General Meeting in December 2001. Four tranches of options were approved for issue: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004.

The exercise of these options is subject to performance hurdles being satisfied.

Mr McFarlane’s specific performance hurdles are indicated in Note 50 of the Financial Report.

The compensation of Mr McFarlane for the year ended September 30, 2003 is set out in the section on Emoluments below.

Retirement and Termination Benefits

Mr McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on October 1, 2006). Payment in lieu of notice is based on TEC (Total Employment Cost package comprising salary or fees, benefits and superannuation contributions). In circumstances of serious misconduct, Mr McFarlane is only entitled to payment of TEC up to date of termination. Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited. In the event of termination on notice, all option grants may be exercised. Upon separation, option entitlements must be exercised within 6 months of termination. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited, but will be released on resignation or termination on notice.

Chief Executive Emoluments

Annual Compensation

Name	Year Ended	Salary or fees	Superannuation contributions	Performance Related Bonus Deferred shares (1)	Total
		$	$	$	$
J McFarlane (CEO)	September 2003	1,412,250	87,750	982,121	2,482,121
	September 2002	1,419,462	80,538	1,398,236	2,898,236

(1)   J. McFarlane’s performance related bonus and part of his salary have been used to purchase on market deferred shares under the Directors’ Share Plan. Shares obtained have not been amortized.

Long term incentive (LTI) amortization

Name	Year ended	Amortized cost of LTI options granted $(2)
J McFarlane (CEO)	September 2003	2,538,759
	September 2002	1,747,071

(2)   Details of options and deferred shares granted under long-term incentive arrangements appear in the Company Annual Report of the year in which they are granted.

In accordance with Australian Securities and Investments Commission guidelines, remuneration includes a proportion of the fair value of options and deferred shares granted pursuant to the Company’s equity-based incentive plans (both short-term and long-term) and which had not yet fully ‘vested’ as at the commencement of the financial year. These values represent the amortized cost of options and deferred shares as determined at grant date and are progressively allocated on a straight-line basis over the ‘vesting period’ for options and deferred shares. It is assumed that 100% of all options and deferred shares granted will vest and no adjustments will be made to reverse amounts in relation to options that never vest (eg through forfeiture). The amount included as remuneration is not related to nor indicative of the benefit (if any) that individual executives may ultimately realize should the options become exercisable or the deferred shares vest. The fair value of options as at their effective date of grant has been determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 (input assumptions are detailed in Note 50 of the Financial Report). The fair value of deferred shares is the weighted average price of the Company’s shares during the first week up to and including the allocation date.

Long term incentive

Options granted during year (3)

Name	Number Issued	Date	Hurdled Options Exercise Price $(4)
J McFarlane (CEO)	1,000,000	31.12.2002	17.41

(3)   J McFarlane’s options expire five years from the date of grant. These options are exercisable between two and five years of the date of grant if certain performance conditions are met. Each option entitles J McFarlane to purchase one ordinary fully paid share in the Company. Estimated value per option has been calculated as at the date of issue in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 and was $2.09 (December 31, 2002).

(4)   The exercise price is set at the weighted average price of the Company’s shares during the five trading days immediately after the Annual General Meeting of the Company held in respect of the financial year of the Company that ended before the date of grant.

Retirement and Termination Benefits for executives (excluding the Chief Executive Officer)

The following separation arrangements vary in accordance with the level of an executive:

•      ANZ may terminate the executive’s employment agreement by providing 6 or 12 months’ notice.

•      The executive may terminate their employment agreement by providing 3 or 12 months’ notice.

•      In the event that no suitable position exists, the executive is entitled to a severance payment of 6 or 12 months’ Total Employment Cost (TEC).

In circumstances of serious misconduct, the executive is only entitled to payment of TEC up to date of termination. Entitlement to accumulated superannuation benefits and the statutory entitlements of long service leave and annual leave (calculated on the basis of Salary or Fees) applies in all events of separation.

In the event of resignation or dismissal for serious misconduct, all unexercised options and unvested deferred shares will be forfeited. In the event of termination on notice, all STI deferred shares will vest, and all unexercised options and unvested LTI shares will be forfeited.

In the event of retrenchment, all STI deferred shares will vest. A pro-rated entitlement to options granted since April 24, 2002 applies. All prior grants may be exercised. LTI deferred shares will be pro-rated on grants made since October 23, 2002. All prior LTI shares will vest.

The aggregate compensation paid by ANZ during the year September 30, 2003 to all directors and executive officers (24 persons) was $19.4 million. The aggregate amount set aside by ANZ for the year ended September 30, 2003 to provide persons and other retirement or superannuation benefits for such directors and executive officers was $0.6 million.

Executives

Annual Compensation including Short-Term Incentives (STI) amortization

						Performance Related Bonus
Name	Year Ended		Salary or fees	Benefits (1)	Cash component	Amortized cost of STI deferred shares granted(2)	Superannuation contributions	Total
			$	$	$	$	$	$
Non-executive directors
D L Boyles	September 2003		654,850	4,200	192,508	280,920	40,950	1,173,428
	September 2002		654,189	8,227	220,355	430,147	37,584	1,350,502
G Branston	September 2003	(3)	445,055	24,105	484,053	461,176	—	1,414,389
	September2002	(4)	469,760	25,973	458,891	630,016	—	1,584,640
R Edgar	September 2003		583,500	28,475	222,004	235,632	38,025	1,107,636
	September2002		467,951	28,245	196,676	333,240	28,188	1,054,300
E Funke Kupper	September 2003		654,850	4,200	210,008	313,830	40,950	1,223,838
	September2002		658,446	3,970	261,865	436,223	37,584	1,398,088
P J O Hawkins	September 2003		593,432	4,200	200,016	278,936	43,875	1,120,459
	September2002		705,761	3,970	213,198	460,451	40,269	1,423,649
P R Marriott	September 2003		654,850	4,200	239,017	294,492	40,950	1,233,509
	September 2002		658,446	3,970	256,671	421,861	37,584	1,378,532

(1)   Benefits include the provision of housing, cars and parking, private health insurance, subsidized loans and certain other expenses

(2)   Refer to footnote 2 under Chief Executive Officer Emoluments

(3)   Conversion rate of GBP @ 0.3822

(4)   Conversion rate of GBP @ 0.3621

Long term incentive (LTI) amortization

Name	Year Ended		Amortized cost of LTI options and deferred shares granted $(5)

D L Boyles	September 2003		626,437
	September2002		556,638
G Branston	September 2003	(6)	257,813
	September2002	(7)	173,597
R Edgar	September 2003		341,535
	September2002		193,620
E Funke Kupper	September 2003		682,536
	September2002		576,174
P J O Hawkins	September 2003		562,848
	September2002		564,715
P R Marriott	September 2003		645,841
	September2002		561,122

(5)   Refer to footnote 2 under Chief Executive Officer Emoluments

(6)   Conversion rate of GBP @ 0.3822

(7)   Conversion rate of GBP @ 0.3621

Short term incentive

Deferred Shares granted during the year(8)

Name	Number (9)	Value $(10)
D L Boyles	10,248	186,301
G Branston	27,472	500,406
R Edgar	12,045	219,500
E Funke Kupper	12,702	230,850
P J O Hawkins	11,318	205,836
P R Marriott	13,930	253,467

(8)   Deferred shares issued as short term incentives may be held in trust for up to ten years and are restricted for up to three years.

(9)   Represents number granted in relation to the year ended September 30, 2003 (ie. granted in October 2002 and May 2003)

(10) Based on the Company share price at grant date determined as the weighted average price of the Company’s shares during the one week up to and including the allocation date. Deferred shares are granted in or around April and October of each year

Long term incentive

Deferred Shares granted during the year(11)

Name	Number (12)	Value $(13)
D L Boyles	16,100	293,426
G Branston	3,100	56,476
R Edgar	16,100	293,741
E Funke Kupper	14,800	269,668
P J O Hawkins	10,800	196,973
P R Marriott	18,400	335,489

(11) Deferred shares issued as long term incentives may be held in trust for up to 10 years and are restricted for three years

(12) Refer to footnote 9 under Short term incentive

(13) Refer to footnote 10 under Short term incentive

Options granted during the year(14)

Value	Number Issued	Date	Index linked options base exercise price $(15)	Number issued	Date	Index linked options base exercise price
D L Boyles	132,000	20.05.2003	18.32	140,000	23.10.2002	18.06
G Branston	24,800	20.05.2003	18.32	28,600	23.10.2002	18.06
R Edgar	147,000	20.05.2003	18.32	125,000	23.10.2002	18.06
E Funke Kupper	119,000	20.05.2003	18.32	131,000	23.10.2002	18.06
P J O Hawkins	96,000	20.05.2003	18.32	87,000	23.10.2002	18.06
P R Marriott	158,000	20.05.2003	18.32	153,000	23.10.2002	18.06

(14) All options expire seven years from the date of grant. These options are exercisable between three and seven years of the date of grant. Each options entitles the holder to purchase on ordinary fully paid share in the Company. Estimated values per options have been calculated as at the dates of issue in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 and were: $1.10 (October 23, 2002), $1.04 (May 20, 2003)

(15) The prevailing exercise price will be the base exercise price indexed by the change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index excluding ANZ.  The prevailing exercise price can be no lower than the base exercise price, which is set at the weighted average price of the Company’s shares during the week up to and including the allocation date

Employees

At September 30, 2003 ANZ employed 23,137 (2002: 22,482) people worldwide on a full-time equivalent basis (“FTEs”), of which 21,586 were permanent employees and 1,551 were temporary. There were 16,400 FTEs in Australia at September 30, 2003 compared with 15,882 FTEs at September 30, 2002 (refer to table below).

Approximately 36% of employees in Australia are members of the Finance Sector Union of Australia. ANZ has a specific industrial award that contains terms and conditions of employment that apply in differing degrees to all ANZ staff. The award is supplemented by a collective enterprise bargaining agreement and in addition the majority of senior management and executive staff are covered by individual common law contracts of employment.

Under enterprise bargaining in Australia, terms and conditions of employment, including salaries, are dependent on agreements negotiated between unions and management. The Australian Industrial Relations Commission has the power to ratify these agreements and ensure legally enforceable minimum conditions of employment are retained.

ANZ’s current Australian collective enterprise bargaining agreement was entered into in August 1998 and continues to legally operate despite passing its nominal expiry date of February 2001. ANZ paid a 4% salary increase to most non-management staff in July 2003.

ANZ has 9 superannuation/pension plans worldwide. Notes 49 and 54 to the Financial Statements give further detail on ANZ’s superannuation commitments.

ANZ also provides loans at concessional rates to eligible employees and senior management but excluding executives and directors.

Staff Numbers	Sep 03	Sep 02	Movement September 30
Personal Banking Australia	6,822	6,577	+3.7%
Institutional	2,733	2,612	+4.6%
Corporate & SME	1,597	1,487	+7.4%
New Zealand Banking	2,535	2,371	+6.9%
Mortgages	1,264	1,047	+20.7%
Consumer Finance	1,203	1,156	+4.1%
Asset Finance	1,311	1,303	+0.6%
ING Australia	0	102	-100%
Asia Pacific	1,580	1,558	+1.4%
Treasury and Group Center	4,092	4,269	-4.1%
	23,137	22,482	+2.9%

Australia	16,400	15,882	+3.3%
New Zealand	3,822	3,698	+3.4%
Overseas Markets	2,915	2,902	+0.4%
	23,137	22,482	+2.9%

The ANZ Employee Share Acquisition Plan was approved by shareholders at ANZ’s Annual General Meeting on January 21, 1998. At the invitation of ANZ, the Plan allows for permanent employees who have had continuous service for one year with ANZ and its subsidiaries, to each be issued with up to A$1,000 worth of ANZ shares each year at no cost to the employee. The first offer to employees under the Plan was made on November 30, 1998. Subsequent offers have been made in 1999, 2000, 2001, 2002 and a sixth issue will be made in 2003/04. The Plan also includes a section that allows for the issue of deferred shares to selected employees in lieu of cash bonuses.

The ANZ Share Option Plan provides benefits, in the form of share options, to selected employees. More detailed information regarding ANZ’s employee share and option plans, remuneration of directors and remuneration of executives is contained in Notes 52 and 53 respectively to the 2003 Financial Report.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or any foreign government. At December 1, 2003 we know of no person who is the beneficial owner of more than 5% of our ordinary shares.

The following table identifies the shareholders which, at December 2003, 2002 and 2001 were registered as holding 3% or more of our issued ordinary shares:

Shareholder (1)	Number of Shares Held	% of Total
December 1, 2003
J P Morgan Nominees Australia Ltd	250,872,670	14.05
National Nominees Ltd	220,520,868	12.35
Westpac Custodian Nominees Ltd	211,004,977	11.82
December 2, 2002
Chase Manhattan Nominees Ltd	211,127,137	14.01
National Nominees Ltd	193,410,333	12.83
Westpac Custodian Nominees Ltd	141,693,653	9.40
December 3, 2001
Chase Manhattan Nominees Ltd	250,022,135	16.77
National Nominees Ltd	162,024,599	10.87
Westpac Custodian Nominees Ltd	138,320,467	9.28

(1)   The nominee companies indicated hold shares on behalf of other beneficial owners none of which are to our knowledge beneficially entitled to more than 5% of our ordinary shares

At December 1, 2003, there were no entries in the Register of Substantial Shareholdings (5% or more of the votes attached to voting shares).

At December 1, 2003, 1,720,608,851 ordinary shares representing 96.38% of our total ordinary share capital were held by 226,879 record holders with registered addresses in Australia.

The following table outlines the total number of ordinary shares and share options in ANZ owned by our directors and executive officers as at December 1, 2003:

Title of Class	Identity of Group	Amount of Shares/Options Owned	% of Class
Ordinary shares – fully paid	Directors and Executive Officers (24 persons)	5,319,893	0.30
Share options over ordinary shares	Directors and Executive Officers (17 persons)	9,044,730	22.97

As at December 1, 2003, no individual director or executive officer beneficially owned more than 1% of the outstanding share capital of the Company.

The acquisition of shares in Australian companies by foreign interests is regulated by the Foreign Acquisitions and Takeovers Act 1975 (the “Foreign Takeovers Act”). The Foreign Takeovers Act applies to any acquisition or issue of shares which results in either:

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

Any person acquiring voting shares in a company is subject to the control of the acquisition of shares provisions contained in Chapter 6 of the Australian Corporations Act 2001 (“Corporations Act”). Subject to certain limited exceptions, Section 606 of the Corporations Act prohibits a person from acquiring a relevant interest in voting shares in a company if, because of a transaction, the person’s or someone elses voting power in the company increases:

(a) from 20% or below to more than 20%; or

(b) from a starting point above 20% and below 90%

One of the exceptions to Section 606 is that the law will allow a person who has been entitled to voting power in the company of at least 19% for at least six months to acquire an additional 3% of the company’s voting power in any six month period.

For the purposes of the Corporations Act, a person’s voting power in a company is the total number of votes attached to voting shares in respect of which the person and its associates (which are broadly defined) have a relevant interest (which is also broadly defined) as a proportion of the total number of votes attached to all voting shares in the company.

Related Party Transactions

All related party loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and entities, and did not involve more than the normal risk of collectability or present other unfavorable features.

More detailed information regarding related party disclosures is contained in Note 51 to the Financial Report.

Item 8: Financial Information

For financial information refer to Item 18.

Legal Proceedings

Companies within the Group are defendants from time to time in legal proceedings arising from the conduct of their businesses. For further information see Note 48 of the Financial Report “Contingent Liabilities and Credit Related Commitments”. The ANZ does not believe the outcome of any current proceedings, either individually or in aggregate, are likely to have a significant effect on the Group’s financial position.

Dividend Distribution Policy

The Board of Directors of the Company will determine and declare the amount and timing of dividend distributions to shareholders based on the financial performance and financial position of the Company.

Item 9: The Offer and Listing

Our principal ordinary share listing and quotation is on the Australian Stock Exchange Limited (the “Australian Stock Exchange”).  Our ordinary shares are also quoted on the New Zealand Stock Exchange.

American Depositary Receipts

Our ordinary shares are traded in the United States by means of American Depositary Receipts (“ADRs”). We entered into a Deposit Agreement dated December 9, 1988 with The Bank of New York. The Bank of New York, acting as depositary, issues ADRs. Each ADR represents an American Depositary Share (“ADS”), which in turn represents five ANZ ordinary shares. This agreement was amended to permit listing of the ADRs on the New York Stock Exchange, Inc. (“NYSE”), and on December 6, 1994 trading of the ADRs commenced on the NYSE. At December 1, 2003, 1,567,122 ADRs representing 7,835,610 or 0.44% of our ordinary shares were outstanding and there were 344 record holders of ADRs.

The following table sets out, for the calendar periods indicated, the high and low market quotations for both our ordinary shares as reported by the Australian Stock Exchange and our ADRs as quoted on the NYSE.

		Per Ordinary Share (A$)		Per ADR (US$)
		High	Low	High	Low
Year ended
1999	September	12.45	8.58	40.38	25.25
2000	September	13.46	9.71	38.56	30.06
2001	September	17.47	13.20	45.40	33.25
Quarter ended
2001	December	18.72	15.92	48.60	39.80
2002	March	18.61	17.02	47.83	44.10
	June	20.60	17.49	57.90	46.70
	September	19.63	16.92	54.25	45.55
	December	19.02	16.84	53.15	46.83
2003	March	18.03	15.69	54.00	47.10
	June	20.60	19.09	64.29	61.05
	September	18.37	17.42	61.90	56.55
Month ended	June	19.29	18.27	64.29	61.05
	July	18.72	17.65	63.72	57.50
	August	18.52	17.50	60.60	56.88
	September	18.37	17.42	61.90	56.55
	October	18.03	16.98	65.90	60.90
	November	17.82	15.94	65.25	60.75

Capital Securities

On March 4, 1993, we completed an underwritten public offering in the United States of US$258.8 million (aggregate principal amount) of 9 1/8% Capital Securities (“Capital Securities”). These Capital Securities were listed on the NYSE, which is the principal market in the United States for the trading of the Capital Securities.

The securities were redeemed at par on March 4, 2003 in accordance with an option held by us as part of the issue terms.

The following table sets out the high and low market quotations per US$25 principal amount of Capital Securities as quoted on the NYSE.

		High	Low
Year ended
1999	September	28.030	26.130
2000	September	26.440	22.000
2001	September	27.29	24.800
Quarter ended
2001	December	27.150	25.930
2002	March	27.150	25.650
	June	27.220	25.750
	September	27.290	25.930
	December	26.100	25.250
2003	March	25.810	25.350

Preference Shares

We have issued 124,032,000 fully paid non-converting non-cumulative preference shares for US$6.25 per share raising capital of

US$775 million via two (1) Trust Securities Issues.

Date of issue	Number of shares	Price (US$)	Capital (US$)	Trust distribution per annum	Maturity
September 23, 1998	64,016,000	6.25	400 million	8.00%	2047
November 19, 1998	56,016,000	6.25	350 million	8.08%	2048
November 24, 1998 (1)	4,000,000	6.25	25 million	8.08%	2048

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

On December 12, 2003 we exercised our option to redeem for cash both tranches of preference shares.

Item 10: Additional Information

Exchange Controls and Limitations Affecting Security Holders

There are currently no Australian Exchange Control regulations in force which restrict the payment of dividends, interest or other remittances to holders of our securities, other than in relation to holders who are among or are connected with the following countries or groups, which categories are referred to below as “Proscribed Entities”:

(a)           the previous Government of Iraq (as defined in the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 of the Commonwealth of Australia), the former President of Iraq, Saddam Hussien, and senior officials of the previous Government of Iraq;

(b)           (in relation to transactions exceeding AUD100,000 in value), the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and the National Bank of Yugoslavia;

(c)           certain persons listed by the Reserve Bank of Australia as known supporters of the former Milosevic regime of the Federal Republic of Yugoslavia

(d)           certain members of the Government of Zimbabwe listed by the Reserve Bank of Australia

(e)           the Taliban (which also calls itself the Islamic Emirate of Afghanistan), Osama bin Laden and any member of the Al-Qaida organization and any person or entity mentioned in the list maintained under paragraph 2 of Resolution 1390 (2002) of the Security Council of the United Nations;

(f)            any person or entity mentioned in paragraph 1(c) of Resolution 1373 (2001) of the Security Council of the United Nations; and

(g)           certain other persons and entities listed by the Australian Government under the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 of the Commonwealth of Australia

Payments in or from Australia to, by the order of, on behalf of, for credit of, or relating to the property, security of funds belonging to or controlled by or payments to Proscribed Entities cannot be made without the specific approval of:

(i)            In cases (b), (c) or (d), the Governor of the Reserve Bank of Australia; or

(ii)           In cases (a), (e), (f) or (g), the relevant Government Minister.

Australian law and our Constitution do not limit the right of a holder of an ANZ issued debt security who is not an Australian resident to hold such securities nor do they limit the exercise of any voting rights save in the case of Proscribed Entities.

Australian Taxation

The following discussion is a summary of the Australian taxes generally applicable to United States (US) holders of ADRs or Capital Securities. The summary does not purport to be complete technical analysis, and does not address the Australian taxes applicable to special classes of US holders. Except as otherwise noted, the statements of Australian tax laws are as of the date of this Annual Report, including the Australia, United States income tax convention in force, and are subject to any changes in law occurring after that date.

ADSs - Australian taxation

Distributions

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

Australia and the United States have recently agreed to generally reduce the withholding rate limit for dividends to 5% for holders of more than 10% of shares in a company and 0% for 80% holders. In all other cases, the 15% rate limit will continue to apply. These withholding rate changes take effect from July 1, 2003.

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

The Australian tax rules require taxpayers to hold shares ‘at risk’ for certain periods before obtaining the benefit of the dividend imputation system. The minimum period for holding ordinary shares ‘at risk’ is currently 45 days, but the Government is considering a proposal to reduce the minimum period. Failure to satisfy these requirements may result in the deduction of Australian withholding tax from dividends paid to non-residents of Australia. There is an exemption from these rules for defined ‘small’ transactions.

There is a similar system by which unfranked dividends paid to non-resident shareholders may be exempt from dividend withholding tax if it is specified that the dividends are paid by Australian resident companies out of its Foreign Dividend Account (“FDA”). The FDA is used to capture certain types of foreign source dividend income derived on or after July 1, 1994 from offshore subsidiaries. Dividends paid out of the FDA qualify for the dividend withholding tax exemption. It is not mandatory for Australian resident companies receiving eligible foreign source dividends to maintain a FDA. The Australian Government has previously announced an intention to consider replacing the FDA by a Foreign Income Account (“FIA”) which will allow all types of foreign source income to be FDA eligible (not just foreign source dividend income). The proposal has been confirmed by the Australian Government as part of the Review of International Taxation Arrangements.

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

With effect from July 1, 2001, new legislation classifies interest as either equity or debt. An interest that is classified as equity will be frankable, whereas an interest that is classified as debt will not be frankable. ADR’s would be classified as equity on the basis that the return is contingent on ANZ’s performance or is at the discretion of ANZ.

Dispositions

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

Generally speaking, shares or rights to acquire shares in Australian resident public companies sold by US residents are exempt from capital gains tax in Australia. However, in accordance with Section 136-25 of the Australian Income Tax Assessment Act 1997, the disposal of such shares or rights shall be held to have the necessary connection with Australia and subject to capital gains tax if they have at any time been used by the taxpayer in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia. Capital gains tax will also apply where the sale of shares or rights in an Australian resident public company has occurred where the vendor and the vendors’ associates held 10% or more of the issued capital of the Company any time within 5 years prior to the time of sale. The Australian Taxation Office takes the view that profits taxed under the capital gains tax regime are not entitled to the protection of Article 7 of the Australia, United States income tax convention.

In those applicable circumstances as referred to in the preceding paragraph, Australian capital gains realized on the disposal of assets acquired after September 19, 1985 are taxed at ordinary tax rates. The basis of calculating any taxable capital gains has been amended effective September 21, 1999. The taxable capital gain is still based on the excess of the disposal proceeds (or value, in certain non arms-length transactions) over “cost” of the asset, however the basis of establishing “cost” has been amended. Capital losses continue to be available for offset only against capital gains.

Prior to September 21, 1999 if the asset was held for a period in excess of 12 months the original cost (plus certain costs of acquisition) was indexed by the Australian inflation rate. Effective September 21, 1999, indexation of the cost base has been frozen at September 30, 1999. The calculation of the “cost” of the asset depends on whether the assets are acquired before or after September 21, 1999 and whether the taxpayer is an individual or a company.

For assets acquired on or before September 21, 1999 and held for at least one year, companies are taxed on the whole difference between the disposal price and the frozen indexed cost base. Individual tax payers, trusts and certain superannuation funds have the choice of calculating the taxable capital gain on either:

•      half the realized nominal gain (or two-thirds for certain superannuation funds); or

•      the whole difference between the disposal price and the frozen indexed cost base.

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

Capital Securities

Distributions

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

Dispositions

A US holder would not be liable to Australian capital gains tax on a profit on any sale or other disposition (including redemption) of Capital Securities unless the Capital Securities were held through an Australian permanent establishment or fixed base. Australian income tax would not apply to such a profit unless the profit was “income” under Australian law (e.g. the profit was derived in the course of a securities trading business), and had an Australian “source” (determined as a question of fact by reference to factors such as location of the Securities, the business or transaction of which the disposition was part, and of payment) and the US holder could not claim exemption under the Australia, United States income tax convention.

Inheritance Tax

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

Goods and Services Tax

Australia introduced a Goods and Services Tax (GST) with effect from July 1, 2000.

Our primary financial products qualify as “input taxed” and therefore GST is not generally added directly to the consumer’s price for financial services and products. Consequently, ANZ is not able to claim the input credit for GST paid. Leasing, general insurance and a range of other products are subject to GST like most goods and services. We operate in a number of other countries which have a similar tax to the GST.

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes. It is not anticipated that entering into the tax consolidation regime would materially change the tax outcomes for the ANZ Group.

At the date of this report, the Directors of ANZ have not made a decision whether or not to elect to be taxed as a single entity. Should ANZ enter the tax consolidation regime, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group. Tax balances for the consolidated tax group will be recorded in the financial statements of the Company.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares or ADSs. It applies only to persons who hold ordinary shares or ADSs as capital assets for tax purposes.

This section does not apply to any member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of our voting stock, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect, as well as on the Australia, United States income tax convention in force (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A U.S. holder is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Holders of ordinary shares or ADSs should consult their own tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Distributions

Under the United States federal income tax laws, a U.S. holder of ordinary shares or ADSs is subject to United States federal income tax on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided that such holder holds the ordinary shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income.

U.S. holders must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is taxable when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date the U.S. holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available under Australian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. holder’s United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders.

Dispositions

A U.S. holder who sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and its tax basis, determined in U.S. dollars, in those ordinary shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Constitution

The following is a summary of the key aspects of the Constitution.

Objects and purposes

The Company was registered in the state of Victoria, Australia on July 14, 1977 as a public company limited by shares. The Company is registered with the Australian and Securities and Investments Commission (“ASIC”) and its Australian Business Number is 11 005 357 522. The objects and purposes of the company are not set out in its Constitution. Under the Corporations Act 2001, the Company has the legal capacity and powers of an individual.

Directors

Our Constitution and the Corporations Act 2001 regulate various matters concerning the directors of the Company:

(a) Matters in which the director has a material personal interest

A director who has a material personal interest in a matter that is being considered at a directors’ meeting cannot be present while the matter is being considered at the meeting and may not vote on the matter, except in the following four circumstances permitted by the Constitution and the Corporations Act 2001:

•      directors who do not have a material personal interest in the matter have passed a resolution identifying the relevant director, the nature and event of the director’s personal interest and its relation to the affairs of the Company and stating that the remaining directors are satisfied that the relevant director’s material personal interest should not disqualify the director from being present or voting;

•      ASIC has made a declaration or order under the Corporations Act 2001 which permits the director to be present and vote notwithstanding the director’s material personal interest;

•      there are not enough directors to form a quorum for a directors’ meeting because of the disqualification of the interested directors, in which event the directors (including directors with a material personal interest in the matter) may call a general meeting to deal with the matter; and

•      the matter is of a type which the Corporations Act 2001 specifically permits the director to vote upon and to be present at a director’s meeting during consideration of the matter notwithstanding the director’s material personal interest.

(b) Compensation of directors

The aggregate remuneration of directors is determined by the Company in general meeting. That aggregate remuneration is to be divided among the directors as they agree on or, in the absence of agreement, equally. The division of aggregate remuneration among directors does not require an independent quorum.

(c) Borrowing power exercisable by directors

Under the Constitution, the directors have exclusive power to manage the business of the Company to the exclusion of the members in general meetings, and may exercise all of the powers of the Company that are not required by the Corporations Act 2001, or the Constitution, to be exercised by the Company in general meeting. The general power granted to the directors will include the power to borrow. These powers can only be altered by an amendment to the Company’s Constitution, which would need to be approved by a special resolution of the Company’s members at a general meeting.

(d)           Retirement of directors under an age limit requirement

A director who attains the age of 70 is deemed to have retired from the Company on that day, unless the remaining directors have previously resolved that the director’s retirement will occur at a later date. Directors appointed since 1993 have agreed not to seek re-appointment after 15 years service.

(e) Share qualification

Within 2 months after a director is appointed, the director must hold at least 2,000 fully paid ordinary shares in the Company in the director’s own right.

Share rights – ordinary shares

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

Share rights – American depositary shares (“ADSs”)

Each ADS confers an interest in 5 fully paid ordinary shares in the Company which have been deposited with a depositary or custodian. The rights attaching to each fully paid ordinary share represented by an ADS are the same as the rights attaching to fully paid ordinary shares as described above. These rights are vested in the custodian or depositary as the holder of the fully paid ordinary shares, although holders of American depositary receipts (“ADRs”), which evidence ADSs, have certain rights against the depositary or custodian under the terms governing the issue of the ADRs.

Share rights – TrUEPrS(SM) preference shares

On 23/9/1998 a total of 64,016,000 non-converting non-cumulative preference shares of the Company with a liquidation preference of US$6.25 per share (“TrUEPrS No 1”) were issued to a depositary in connection with an issue of 16,004,000 Trust Units Exchangeable for Preferred Shares(SM) (“TrUEPrS”) by the ANZ Exchangeable Preferred Trust 1, a Delaware business trust that was not controlled by the Company.

On 19/11/1998 a total of 56,016,000 and on 24/11/1998 an additional 4,000,000 non-converting non-cumulative preference shares of the Company with a liquidation preference of US$6.25 per share (“TrUEPrS No 2”) were issued to a depositary in connection with an issue of 15,004,000 “TrUEPrS” by the ANZ Exchangeable Preferred Trust II, a Delaware business trust that was not controlled by the Company.

On December 12, 2003, we exercised our option to buy back each tranche of TrUEPrS preference shares for cash.

The holders of TrUEPrS No 1 received distributions quarterly in arrears at the rate of 8% per annum on a non-cumulative basis. The holders of TrUEPrS No 2 receive distributions quarterly in arrears at the rate of 8.08% per annum on a non-cumulative basis. In 2048, or the earlier occurrence of certain other ‘exchange events’, the holders of TrUEPrS were exchange their TrUEPrS for American depositary shares representing TrUEPrS preference shares, or for cash in some limited circumstances. Until that time, the TrUEPrS preference shares would not have paid dividends.

After such an ‘exchange event’ occurs the TrUEPrS preference shares would have automatically converted into non-cumulative preference shares with the TrUEPrS No 1 preference shares paying a dividend of 8% per annum, if a dividend was declared, and the TrUEPrS No 2 preference shares paying a dividend of 8.08%, if a dividend was declared.

If a dividend was not paid on TrUEPrS preference shares, the Company could not, in certain circumstances, have paid distributions, redeem, buyback or reduce capital on any other shares of the Company that rank equally with, or junior to, the TrUEPrS preference shares. Holders of the TrUEPrS preference shares were entitled to vote together with the holders of ordinary shares in the Company (to the extent that these shareholders are entitled to vote) on the basis of one vote per TrUEPrS preference share on a limited number of matters, including any proposal to wind up the Company or any proposal to affect the rights attaching to the TrUEPrS preference shares.

The TrUEPrS preference shares are redeemable or may be bought back by the Company, in certain limited circumstances prior to the fifth anniversary of their issue date, and after the fifth anniversary of the issue date, at the Company’s election at par plus accrued dividends, if any.

In a winding-up of the Company, holders of TrUEPrS preference shares generally ranked equally with the holders of other preference shares and ranked for return of capital on the TrUEPrS preference shares in priority to ordinary shares and equally with other preference shares as to dividends.

TrUEPrS(SM) is a service mark of Merrill Lynch & Co., Inc.

ANZ stapled exchangeable preferred securities (“ANZ StEPS”)

On September 23, 2003, the Company issued 10 million stapled securities, raising $1 billion dollars less issue costs of $13 million. ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of ANZ) stapled to a preference share issued by ANZ. Distributions on ANZ StEPS are noncumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Distributions are subject to certain payment tests and are payable on 15 March, June, September and December of each year. Dividends are not payable on the preference share while it is stapled to the note. The first reset date is September 15, 2008. At each reset date ANZ may change certain terms of the ANZ StEPS (subject to certain restrictions). Holders of StEPS can require exchange of the stapled securities on any reset date, or earlier if certain specified events occur. On exchange, a holder will receive (at ANZ’s discretion) either $100 cash for each ANZ StEPS or a number of ordinary shares in ANZ. In certain circumstances, ANZ may also require exchange outside the reset date. On a winding up, the ANZ StEPS preference share component ranks ahead of ordinary shareholders. Holders of ANZ StEPS cannot vote at general meetings, except in limited circumstances.

ANZ Hybrid Capital

On November 26, 2003, we issued 1.1 million fully paid preference shares each with a liquidation preference of US$1,000. The preference shares were issued as part of a two tranche structured hybrid capital raising consisting of:

•      Tranche I: US$350 million 4.484% trust securities with an initial call date of January 15, 2010; and

•      Tranche II: US$750 million 5.36% trust securities with an initial call date of December 15, 2013.

We used the proceeds of the capital raising for capital management purposes, including to fund a buy-back of all of the preference shares that are components of the TrUEPrS and as part of the acquisition financing with respect to the acquisition of NBNZ.

Each trust security represents a “unit”, which consists of:

•      One of our preference shares, which we refer to as the November 2003 Series I preference shares in the case of Tranche I and the November 2003 Series II preference shares in the case of Tranche II; and

•      US$1,000 principal amount of notes issued by a New Zealand subsidiary wholly owned by the group, which we have fully and unconditionally guaranteed on a subordinated basis.

The trust securities pay semi-annual distributions on June 15 and December 15 of each year, beginning June 15, 2004. Initially, the notes will make interest payments that fund the distributions payable on the corresponding trust securities, while the preference shares will not pay dividends. At any time in our discretion or upon the occurrence of certain other “conversion events”, such as the failure of the trusts to pay distributions within seven business days of the relevant distribution payment date or a holder gives us an exchange notice, as described below, the preference shares that are represented by the relevant trust securities will be distributed to holders in redemption of such trust securities and the notes that are represented by the relevant trust securities will be automatically assigned to another wholly owned subsidiary of the group. The distributed preference shares will become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the trust securities for which the preference shares were distributed.

Dividend payments on the preference shares and interest payments on the notes, including payments under our guarantee of the notes, are subject to our having sufficient distributable profits and our complying with APRA requirements. If we do not make a payment when due, subject to certain exceptions, we will not be allowed to make payments on or repurchase any of our securities that rank below the preference shares until we have made two semi-annual dividend payments on the preference shares or have paid an optional dividend, with the approval of APRA. Our obligations in respect of the preference shares and the guarantee of the notes rank senior to our obligations in respect of our ordinary shares, equal to our obligations in respect of ANZ StEPS and any other equally ranking preference shares and junior to all of our other obligations, including our obligations to our creditors and depositors.

Any redemption of the trust securities will require the approval of APRA. With such approval, the trust securities will be redeemed upon the redemption by us of the preference shares, which may occur in whole only prior to the initial call date upon the occurrence of certain tax or regulatory events and in whole or in part at any time on and after the initial call date.

If we do not give a notice of redemption, holders of trust securities may exchange their trust securities for an equivalent amount of our ordinary shares on January 15, 2010, in the case of Tranche I, and December 15, 2013, in the case of Tranche II, and on any subsequent dividend payment date, or earlier in the event that we are acquired by another entity, subject to certain exceptions, or we are subject to certain restrictions because we failed to make a payment when due. To the extent they remain outstanding, both classes of trust securities will automatically be exchanged for our ordinary shares on December 15, 2053. The number of ordinary shares we will issue in exchange for each trust security will be equal to the liquidation preference of the trust security divided by 95% of the simple average of the US equivalent of the volume weighted average sale price of our ordinary shares on each of the 20 trading days immediately prior to the date of exchange.

Holders of the preference shares are typically not entitled to vote at our general meetings. However, holders of the preference shares are entitled to vote together with the holders of our ordinary shares, to the extent that the ordinary shareholders are entitled to vote, on the basis of one vote per preference share on a limited number of matters, including any proposal to wind us up or any proposal to affect the rights attaching to the preference shares. Holders of the trust securities will be required to instruct the trustee how to vote them.

Since the preference shares will be automatically exchanged into our ordinary shares on December 15, 2053, unless they have been exchanged or redeemed prior to that date, under Australian GAAP they are considered to be debt and have therefore been reported under Loan Capital, and not Shareholders’ Equity, in our statement of financial position.

The transaction costs arising from the issue of the trust securities have been capitalized and will be amortized as an expense over the period ending on the initial call date of the respective tranche.

Convening of and admission to general meetings

The Board may call a meeting of the Company’s shareholders. The directors must call and arrange to hold a general meeting of the Company if requested to do so by shareholders who hold at least 5% of the votes that may be cast at the general meeting or 100 shareholders entitled to vote at a general meting. Shareholders who hold at least 5% of the votes that may be cast at the general meeting may also call and arrange to hold a general meeting of the Company at their own expense.

At least 28 days notice must be given of a meeting of the Company’s shareholders. Written notice must be given to all shareholders entitled to attend and vote at a meeting. All ordinary shareholders are entitled to attend to vote at general meetings of the Company. Voting rights attaching to other classes of shares in the Company are set out above.

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

The Constitution requires any sale or disposal of the Company’s main undertaking to be subject to ratification by the Company in general meeting. Except for that provision, there are no provisions in the constitution which would have the effect of delaying, deferring or preventing a change in control of the Company which would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its controlled entities.

Constitution provisions governing disclosure of shareholdings

There are no provisions of the Constitution which provide an ownership threshold above which share ownership must be disclosed. However, the Corporations Act 2001 requires a person to disclose certain prescribed information to the Company and the ASX if the person has or ceases to have a ‘substantial holding’ in the Company. The term ‘substantial holding’ is defined in the Corporations Act 2001 as 5% or more of the total number of voting shares and is not limited to direct shareholdings.

The Corporations Act 2001 also permits the Company or ASIC to direct any member of the Company to make certain disclosures in respect of their interest in the Company’s shares and the interest held by any other person in those shares.

Changes in capital

The Constitution does not make any provision governing changes in the capital of the Company, which is more stringent than is required by Australian law.

The full constitution of Australia and New Zealand Banking Group Limited is provided as Exhibit 1 of the Form 20-F registration statement.

Material Contracts

For the Material Contracts section, the following terms have been used:

ANZ Group - ANZ and its controlled entities before taking into account NBNZ Group

ANZ NZ - Australian and New Zealand Banking Group (New Zealand) Limited

NBNZ - National Bank of New Zealand Limited

NBNZ Acquisition - involves ANZ Group purchasing all the issued shares in NBNZH

NBNZH - National Bank of New Zealand Holdings Limited

NBNZ Group - NBNZH and its controlled entities

Lloyds Sub - Lloyds Bank Subsidiaries Limited

Summary of Acquisition Agreement

Under a Share Sale Agreement (Acquisition Agreement) dated October 24, 2003 ANZ NZ agreed to acquire from Lloyds Bank Subsidiaries Limited (Lloyds Sub) all of the shares in NBNZ Holdings for a total purchase price of £2,043.8 million, subject to any adjustments.

Completion of the acquisition occurred on December 1, 2003.

On November 21, 2003 (prior to completion of ANZ’s acquisition) NBNZ Holdings paid Lloyds Sub a dividend of NZ$575 million out of its retained earnings.

ANZ NZ’s obligation to complete the NBNZ Acquisition was conditional on ANZ raising A$3,597 million under the Rights Issue, pursuant to the Underwriting Agreement. This condition was satisfied on November 29, 2003.

The purchase price referred to above was paid in full at completion. Adjustments will be made to the purchase price for any movements in net tangible assets of the NBNZ Group prior to completion, as disclosed in the closing accounts which are currently being prepared.

Lloyds Sub has provided a number of specific representations and warranties to ANZ NZ regarding the business and structure of the NBNZ Group, including in relation to the accuracy of disclosure information and financial statements, the ownership of shares, compliance with laws and material contracts, absence of material litigation, intellectual property and taxation.

Warranty claims are subject to monetary limitations, as well as to qualifications and exclusions. All claims must be notified to Lloyds Sub by January 31, 2006.

In addition to these warranties, Lloyds Sub has provided ANZ NZ with an indemnity in respect of all taxation liabilities attributable to any period prior to the completion date, and has also provided a series of warranties and indemnities in relation to a number of transactions carried out as part of NBNZ’s structured finance book.

Lloyds TSB has given a non-compete covenant under which it agrees that it will not carry on any business in competition with that carried on by the NBNZ Group for a period of seven years from the completion

ANZ and Lloyds TSB are parties to the Acquisition Agreement as guarantors of the performance of the obligations of ANZ NZ and Lloyds Sub, respectively.

The Acquisition Agreement is governed by New Zealand law.

Summary of Licence Agreement - Trade Mark Licence

Lloyds TSB has entered into a a trade mark licence (Licence) with NBNZ in respect of all of the trade marks owned by Lloyds TSB which were used by the NBNZ Group as at the date of completion of the acquisition of NBNZ Holdings by ANZ referred above. The Licence permits NBNZ Group and ANZ NZ group companies to use the trade marks for seven years. This Licence was entered into on November 25, 2003, prior to completion of the NBNZ Acquisition, in accordance with the Acquisition Agreement.

The Licence may be terminated prior to the expiry of the Licence period under certain conditions including, the event of NBNZ’s insolvency or failure to remedy a material breach.

A number of restrictions apply to the use of the trade marks, including:

•      The trade marks may only be used in connection with products and services of the generic type currently being provided by the NBNZ Group and the ANZ NZ group;

•      Use is limited in connection with other brands and trade marks;

•      Use is limited to within New Zealand, apart from for certain incidental uses;

•      Use in connection with sponsorships is limited to existing sponsorships and to new sponsorships which have no exposure outside New Zealand;

•      The trade marks may only be used in accordance with prescribed brand and quality control standards.

Lloyds TSB will retain the right to use the trade marks in New Zealand for limited and restricted purposes under the Licence.

It will be restrained from using the trade marks for any other purpose for the duration of the Licence term plus a further period of two years.

Once the Licence expires, NBNZ Group and ANZ NZ group companies must cease using the trade marks. In addition, each company is restrained from using any representation of a horse as a dominant theme in its future branding.

NBNZ indemnifies Lloyds TSB for reasonably foreseeable losses and liabilities (including New Zealand tax liabilities) suffered as a consequence of the entry into, performance or breach of the Licence.

The Licence is governed by New Zealand law.

Summary of Underwriting Agreement

ANZ and the Joint Lead Managers entered into an agreement on October 24, 2003 (Underwriting Agreement) for the underwriting (in equal shares) of the 2 for 11 renouncable right issue of ordinary shares issued pursuant to the prospectus dated October 24, 2003 (the Prospectus)(the Rights Issue). The obligations of the Joint Lead Managers to underwrite the Rights Issue were several and not joint.

The obligations of the Joint Lead Managers to underwrite the Rights Issue were conditional on, among other conditions, ANZ entering into the Acquisition Agreement and the Joint Lead Managers receiving certain tax, accounting and legal opinions.

All of these conditions were satisfied. If any of the conditions had not been satisfied, then each Joint Lead Manager could have terminated its underwriting obligations under the Underwriting Agreement.

ANZ paid each Joint Lead Manager an underwriting fee of 0.30% of the proceeds of the Rights Issue and a management fee of

0.075% of the proceeds of the Rights Issue.

The Joint Lead Managers were also entitled to recover their reasonable out-of-pocket costs and expenses from ANZ (up to a maximum amount of $250,000).

Under the Underwriting Agreement, ANZ also indemnifies each Joint Lead Manager and its related parties (an Indemnified Party) against all losses suffered by the Indemnified Party as a result of, among other things, the issue of the offer documents, the conduct of the Rights Issue, a breach of the Underwriting Agreement by ANZ or a misrepresentation by ANZ. The indemnity does not apply where the loss results primarily from the negligence or wilful misconduct or breach of any statutory provision or, fiduciary duty of that Indemnified Party or a material breach by a Joint Lead Manager of the Underwriting Agreement (except where that breach is not wilful and occurs solely by reason of reliance on advice or information provided by or on behalf of ANZ).

Under the Underwriting Agreement, customary representations, warranties and undertakings were given by ANZ to the Joint Lead Managers in relation to the Rights Issue including that the Prospectus complied with the Corporations Act.

From the date of the Underwriting Agreement until the date falling three months after the expiry of the offer period, ANZ must not, without the consent of the Joint Lead Managers, agree to make or announce any issues of equity securities (as defined in the Listing Rules) or any securities convertible into or exchangeable for any such equity securities, other than a hybrid issue or any other issue of securities which are convertible or exchangeable into shares in ANZ, the issue of the Rights and the New Ordinary Shares, the issue of any security for regulatory or prudential reasons, an issue of securities pursuant to a dividend or distribution plan or employee incentive scheme or as a result of the conversion or exercise of any securities issued pursuant to such a plan or scheme or the conversion of any convertible securities on issue as at the date of the Underwriting Agreement.

A Joint Lead Manager could have terminated its obligations by notice in writing to ANZ if any of the following events had occurred and, in the reasonable opinion of that Joint Lead Manager that event had a material adverse effect on the success or settlement of the Rights Issue, or that event led, to a contravention by the Joint Lead Manager (or the Joint Lead Manager being involved in a contravention) of the Corporations Act or any other applicable law or to a liability for the Joint Lead Manager under the Corporations Act or any other applicable law:

(a)   (offer documents) the Prospectus, the international institutional offering memorandum for the Rights Issue, or any supplementary offer document omitted any material required by the Corporations Act or any applicable law or contained a statement which was misleading or deceptive or otherwise failed to comply with the Corporations Act or any other applicable law;

(b)   (unauthorized alterations) ANZ altered its share capital or its constitution in any material respect;

(c)   (trading in Shares) trading in ordinary shares in ANZ on ASX was suspended (which for the avoidance of doubt does not include a trading halt) for more than 3 consecutive business days;

(d)   (material contracts) the Acquisition Agreement was terminated (whether by breach or otherwise), rescinded, altered or amended in a material respect or any such contract was found to be void or voidable;

(e)   (compliance) a contravention by ANZ of any provision of its constitution, the Corporations Act or any requirement of the ASX or any other applicable law (except to the extent that compliance with any applicable law has been waived, or an exemption granted, by a Government Agency having authority to do so);

(f)    (change in law) there was introduced into the Parliament of the Commonwealth of Australia or any State or Territory of Australia or the Federal or any State Congress in the United States or any new regulation is made under any law, or a government agency adopts a policy, or there is any official announcement on behalf of the government of the Commonwealth of Australia or any State or Territory of Australia or the Federal or any State Congress in the United States or a government agency that such a law or regulation will be introduced or policy adopted (as the case may be) (other than a law or regulation or policy which has been announced before the date of this agreement) ;

(g)   (consent) if any person whose consent to the issue of the Prospectus is required by the Corporations Act refused to give their consent prior to lodgment of the Prospectus with ASIC or withdrew their consent after lodgment of the Prospectus with ASIC;

(h)   (breach) ANZ failed to perform or observe any of its obligations under the Underwriting Agreement;

(i)    (misrepresentation) an ANZ warranty was or became untrue or incorrect;

(j)    (late lodgment) ANZ failed to lodge the Prospectus with ASIC on or before October 24, 2003 (or such later date agreed in writing by the Joint Lead Managers);

(k)   (ASIC)

(i)    ASIC gave notice of an intention to hold a hearing or issues an order under section 739(1) of the Corporations Act or an interim order under section 739(3) of the Corporations Act;

(ii)   an application was made by ASIC for an order under Part 9.5 in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 1989 (Commonwealth) in relation to the Prospectus;

(l)    (certificate) any certificate which was required to be given by ANZ under the Underwriting Agreement was not given when required or a statement in that certificate was untrue or incorrect in respect of events and circumstances applicable as at the date the certificate was given;

(m)  (market or trading disruption) there was:

(i)    a suspension or material limitation in trading in securities generally on ASX; or

(ii)   a general moratorium on commercial banking activities in Australia, the United States or the United Kingdom declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in those places (and if one of these events had affected the performance of certain of ANZ’s and the Joint Lead Managers obligations under the Underwriting Agreement, the obligations of the parties would have been suspended to the extent that they were affected by that event for as long as the event continues and the Joint Lead Managers may only have terminated if the event continued for more than 5 Business Days);

(n)   (material adverse change) there was a material adverse change in the financial position, results of operations or prospects of ANZ or of NBNZ from that reflected in the Prospectus and the international institutional offering memorandum.

NBNZ revolving loan facility with Lloyds TSB

Lloyds TSB agreed to make available to NBNZ a revolving loan facility (Facility) of up to £2 billion (or equivalent alternative currencies) on and subject to the terms of a facility letter to be entered into by the parties on completion of ANZ NZ’s purchase of NBNZ Holdings. The Facility is available for a term of two years following completion, with Lloyds TSB’s commitment under the Facility reducing by £500 million at six monthly intervals during the term of the Facility. The Facility being offered by Lloyds TSB is on standard inter-bank funding terms and conditions.

Standby Hybrid Underwriting Agreement

On October 23, 2003 ANZ entered the Standby Hybrid Underwriting Agreement with Morgan Stanley & Co International Limited and Deutsche Bank AG, Sydney Branch, which provided for the underwriting of up to A$1.2 billion of Tier 1 hybrid securities (the Hybrid Tier 1 Issue).

The obligations of the underwriters to underwrite the Hybrid Tier 1 Issue were conditional on, among other conditions, ANZ entering into the Acquisition Agreement, APRA approval of ANZ’s proposed buy back of all its outstanding TrUEPrS, ANZ issuing a notice to redeem all its outstanding TrUEPrS and the underwriters receiving certain tax, accounting and legal opinions.

ANZ and the underwriters undertook to use reasonable endeavors to complete the Hybrid Tier 1 Issue on terms reasonable to them and ANZ within 45 days of the date of the agreement or if it could not be completed by that time, within three months of the date of the agreement.

ANZ agreed to pay to the underwriters an aggregate underwriting fee of 0.125% of the underwritten amount and a fee of 1.00% of the ultimate proceeds of the Hybrid Tier 1 Issue.

ANZ also agreed to indemnify the underwriters and their related parties (the Indemnified Parties) against all losses suffered by them in connection with the Hybrid Tier 1 Issue. This indemnity does not apply where the loss results primarily from the negligence or wilful misconduct or breach of any statutory provision or fiduciary duty of that indemnified party, a material breach by an underwriter of the agreement or a failure to mitigate the loss by reason of the claim.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (SEC) at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington DC 20549 or for documents filed after November 4, 2002 on their website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

Trading Risk Management

Trading risk is controlled by a specialist function within Group Risk Management. This function provides specific oversight of each of the main trading areas and is responsible for the establishment of Value at Risk information (see Note 36 to the Financial Report) and supplementary limits. In all trading areas, ANZ has implemented models that provide Value at Risk information, comparison against risk limits on a daily basis, and ‘stress test’ analysis. These models comply with the Australian Prudential Regulation Authority Prudential Supervision Statement APS113 (Capital for Market Risk). Market risks are monitored daily against a comprehensive limit framework that includes Value at Risk, aggregate market position, sensitivity, product and geographic thresholds. The Value at Risk limit framework is applied at three levels, an aggregate global market risk limit, global product limits and individual trading book limits. These are further supported by daily mark-to-market profit/loss accounting and cumulative loss limits.

The Value at Risk is a statistical estimate of the maximum daily decrease in market value with a 97.5% confidence. Conversely there is a 2.5% probability of the decrease in market value exceeding the value at risk estimate on any given day. The methodology employed by ANZ to measure Value at Risk is the historic simulation method. This method is based upon assessing the change in value of portfolios each day against historical prices. The calculation of Value at Risk is conducted using close-toclose (overnight) risk levels.

Additionally risk is managed through cumulative loss limits and stress testing. Cumulative loss limits are used to contain cumulative losses on consecutive days, month-to-date and year-to-date bases.

Our aggregate Value at Risk figures covers both physical and derivatives trading positions for our principal trading centers.

Balance Sheet Risk Management

The balance sheet risk management process embraces the management of non-traded interest rate risk, liquidity and risk to capital and earnings as a result of exchange rate movements. Group Treasury, a specialist balance sheet management unit manages these risks and is overseen by the Group Asset and Liability Committee (“GALCO”) and the specialist Market Risk unit within Group Risk Management.

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

The table below shows the aggregate amounts of our balance sheet financial instruments denominated in currencies other than Australian dollars. (These have been translated at the September 30, 2003 exchange rates used by us for our financial reporting).

Year ended September 30, 2003	NZ$	US$	GBP	Other	Total non-AUD exposure
	AUD$M	AUD$M	AUD$M	AUD$M	AUD$M
Assets
Liquid assets	2,363	1,819	210	341	4,733
Due from other financial institutions	268	1,065	106	312	1,751
Trading securities	544	—	—	2	546
Investment securities	399	1,938	381	452	3,170
Net loans and advances	20,093	10,045	949	2,992	34,079
Customers’ liability for acceptances	—	34	—	1	35
Other financial assets	491	406	284	604	1,785
Total	24,158	15,307	1,930	4,704	46,099
Liabilities
Due to other financial institutions	980	2,142	100	1,284	4,506
Deposits and other borrowings	17,899	19,720	1,687	3,415	42,721
Liability for acceptances	—	34	—	1	35
Bonds and notes	31	5,772	1,758	8,322	15,883
Loan capital	262	2,503	983	1,382	5,130
Other financial liabilities	—	1,159	45	68	1,272
Total	19,172	31,330	4,573	14,472	69,547

Information on fair values is contained in Note 37 to the Financial Report and information on contract terms is contained in Notes 9, 12, 22, 23, 24, 28, 29 to the Financial Report.

Further details on our foreign exchange derivative financial instruments are contained in Note 38 to the Financial Report.

Interest Rate Exposures

Interest rate risk in the balance sheet relates to the potential for changes in market interest rates to have an adverse impact on the Group’s future net interest income. This risk arises from two principal sources: mismatching the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets.

Management of exposure to interest rates is coordinated centrally by Group Treasury and executed on a individual country basis. Group ALCO via the specialist Market Risk function, monitors individual interest rate risk exposures to ensure that the Bank’s aggregate exposure is contained within policy guidelines and approved limits set by the Risk Management Committee.

For more detail on interest rate sensitivity refer to Note 36 of the Financial Report.

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

Movements arising on these foreign exchange exposures impact reserves (see foreign currency translation reserves on page 121). Exposures are reviewed on a regular basis by Group ALCO.

Further key sources of market risk information is also contained in Notes 13, 28, 29, 35, 37, 38 to the Financial Report and in “Operating and Financial Review and Prospects”.

Item 13: Defaults, Dividend Arrearages and Delinquencies

None

Item 14: Material Modifications to the Rights of Security Holders and use of Proceeds

None

Item 15: Controls and Procedures

At September 30, 2003 an evaluation was performed under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Group’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Group disclosure controls and procedures were effective at September 30, 2003. There have been no significant changes in the Group’s internal controls or (in the Group’s knowledge) in other factors that could significantly affect internal controls, subsequent to September 30, 2003

Item 17: Financial Statements

Not applicable as Item 18 complied with.

Item 18: Financial Statements

See attached for Australia and New Zealand Banking Group Limited Financial Report and Consent of KPMG.

2003 ANZ
Financial Report

Strong

Different

Successful

Sustainable

Table of Contents

Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Investment Securities
13	Net Loans and Advances
14	Impaired Assets
15	Provisions for Doubtful Debts
16	Customers’ Liabilities for Acceptances
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Outside Equity Interests
32	Capital Adequacy
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Market Risk
36	Interest Sensitivity Gap
37	Net Fair Value of Financial Instruments
38	Derivative Financial Instruments
39	Securitisation
40	Life Insurance
41	Segment Analysis
42	Notes to the Statements of Cash Flows
43	Controlled Entities
44	Associates
45	Interests in Joint Venture Entities
46	Fiduciary Activities
47	Commitments
48	Contingent Liabilities, Contingent Assets and Credit Related Commitments
49	Superannuation Commitments
50	Employee Share and Option Plans
51	Related Party Disclosures
52	Remuneration of Directors
53	Remuneration of Executives
54	US GAAP Reconciliation
55	Exchange Rates
56	Events Since the End of the Financial Year

Directors’ Declaration
Auditors’ Report
Critical Accounting Policies

Financial Information
1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts – Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

Statements of Financial Performance for the year ended 30 September 2003

		Consolidated			The Company
	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
Total Income	2	13,023	12,007	12,824	11,368	9,061
Interest income	2	10,215	9,037	10,251	7,378	6,426
Interest expense	3	(5,904)	(5,019)	(6,418)	(4,556)	(3,813)
Net interest income		4,311	4,018	3,833	2,822	2,613
Proceeds, net of costs, on disposal of investments		—	566	—	—	780
Carrying amount of assets given up		—	(392)	—	—	(588)
Profit from disposal of investments	2	—	174	—	—	192
Other operating income	2	2,702	2,765	2,598	3,990	2,443
Share of joint venture: profit from INGA joint venture	2	55	2	—	—	—
Share of associates profit (net of writeoffs)	2	51	29	(25)	—	—
Operating income		7,119	6,988	6,406	6,812	5,248
Operating expenses	3	(3,228)	(2,905)	(3,092)	(2,663)	(2,388)
Profit before doubtful debt provision		3,891	4,083	3,314	4,149	2,860
Provision for doubtful debts	15	(614)	(860)	(531)	(465)	(710)
Profit before income tax		3,277	3,223	2,783	3,684	2,150
Income tax expense	6	(926)	(898)	(911)	(616)	(643)
Profit after income tax		2,351	2,325	1,872	3,068	1,507
Net profit attributable to outside equity interests		(3)	(3)	(2)	—	—
Net profit attributable to shareholders of the Company(1)		2,348	2,322	1,870	3,068	1,507
Currency translation adjustments, net of hedges after tax		(356)	(98)	197	(191)	(214)
Total adjustments attributable to shareholders of the company recognised directly into equity		(356)	(98)	197	(191)	(214)
Total changes in equity other than those resulting from transactions with shareholders as owners		1,992	2,224	2,067	2,877	1,293

Earnings per ordinary share (cents)	8
Basic		148.3	147.3	117.4	n/a	n/a
Diluted		147.9	146.6	117.0	n/a	n/a

The notes appearing on pages 123 to 194 form an integral part of these financial statements

(1)   The results of 2002 include the impact of these significant transactions:

•      The sale of businesses to INGA joint venture (profit after tax of $170 million);

•      National Housing Bank recovery ($159 million profit after tax); and

•      Special general provision for doubtful debts ($175 million charge after tax)

Further details on these transactions are shown in notes 2, 3 and 15

Statements of Financial Position as at 30 September 2003

		Consolidated		The Company
	Note	2003	2002	2003	2002
		$m	$m	$m	$m
Assets
Liquid assets	9	6,592	7,410	3,916	5,994
Due from other financial institutions	10	2,427	3,815	2,143	2,649
Trading securities	11	4,213	5,873	3,636	5,219
Investment securities	12	4,767	3,609	3,838	2,593
Net loans and advances	13	149,465	132,060	115,530	99,900
Customers’ liabilities for acceptances	16	13,178	13,796	13,178	13,796
Due from controlled entities		—	—	5,738	6,495
Regulatory deposits	17	101	178	68	138
Shares in controlled entities, associates and joint venture entities	18	1,814	1,692	8,095	6,256
Deferred tax assets	19	1,165	1,218	746	835
Goodwill(1)	20	160	180	87	94
Other assets	21	10,224	11,810	8,042	9,603
Premises and equipment	22	1,485	1,464	897	866
Total assets		195,591	183,105	165,914	154,438

Liabilities
Due to other financial institutions	23	6,467	10,860	5,490	10,372
Deposits and other borrowings	24	124,494	113,259	90,186	85,258
Liability for acceptances		13,178	13,796	13,178	13,796
Due to controlled entities		—	—	9,262	3,895
Income tax liabilities	25	1,083	1,340	546	921
Payables and other liabilities	26	13,611	12,630	11,671	10,845
Provisions	27	769	1,602	614	1,469
Bonds and notes	28	16,572	14,708	16,131	14,536
Loan capital	29	5,630	3,445	5,367	3,186
Total liabilities		181,804	171,640	152,445	144,278
Net assets		13,787	11,465	13,469	10,160

Shareholders’ equity
Ordinary share capital	30	4,175	3,939	4,175	3,939
Preference share capital	30	2,212	1,375	2,212	1,375
Reserves		180	534	684	875
Retained profits		7,203	5,600	6,398	3,971
Share capital and reserves attributable to shareholders of the Company		13,770	11,448	13,469	10,160
Outside equity interests	31	17	17	—	—
Total shareholders’ equity		13,787	11,465	13,469	10,160
Derivative financial instruments	38
Commitments	47
Contingent liabilities, contingent assets and credit related commitments	48

The notes appearing on pages 123 to 194 form an integral part of these financial statements

(1)   Excludes notional goodwill of $821 million (September 2002: $865 million) included in the net carrying value of ING Australia Limited

Statements of Changes in Shareholders’ Equity for the year ended 30 September 2003

		Consolidated			The Company
	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m

Share capital
Ordinary shares
Balance at start of year		3,939	3,733	4,028	3,939	3,733
Dividend reinvestment plan		115	94	86	115	94
Group employee share acquisition scheme		48	55	65	48	55
Group share option scheme		73	57	21	73	57
Small shareholder voluntary top up scheme		—	—	12	—	—
New issues		—	—	16	—	—
Share buyback	30	—	—	(495)	—	—
Balance at end of year		4,175	3,939	3,733	4,175	3,939
Preference shares	30
Balance at start of year		1,375	1,526	1,374	1,375	1,526
New issues(1)		987	—	—	987	—
Retranslation of preference share issues		(150)	(151)	152	(150)	(151)
Balance at end of year		2,212	1,375	1,526	2,212	1,375
Total share capital		6,387	5,314	5,259	6,387	5,314

Asset revaluation reserve(2)
Balance at start and end of year		31	31	31	401	401
Total asset revaluation reserve		31	31	31	401	401
Foreign currency translation reserve(3)
Balance at start of year		117	215	18	419	633
Currency translation adjustments, net of hedges after tax		(356)	(98)	197	(191)	(214)
Total foreign currency translation reserve		(239)	117	215	228	419

General reserve(4)
Balance at start of year		237	322	588	55	55
Transfers (to) from retained profits		2	(85)	(266)	—	—
Total general reserve		239	237	322	55	55
Capital reserve(4)		149	149	149	—	—
Total reserves		180	534	717	684	875

Retained profits
Balance at start of year		5,600	4,562	3,607	3,971	3,716
Net profit attributable to shareholders of the Company		2,348	2,322	1,870	3,068	1,507
Total available for appropriation		7,948	6,884	5,477	7,039	5,223
Transfers from (to) reserves		(2)	85	266	—	—
Ordinary share dividends provided for or paid	7	(641)	(1,252)	(1,062)	(641)	(1,252)
Preference share dividends paid	7	(102)	(117)	(119)	—	—
Retained profits at end of year		7,203	5,600	4,562	6,398	3,971
Total shareholders’ equity attributable to shareholders of the Company		13,770	11,448	10,538	13,469	10,160

The notes appearing on pages 123 to 194 form an integral part of these financial statements

(1)   Relates to the issue of 10 million ANZ Stapled Exchangeable Preferred Securities, raising $1 billion net of issue costs of $13 million.  Refer Note 30

Nature and purpose of reserves

(2)   Asset revaluation reserve

Prior to 1 October 2000, the asset revaluation reserve was used to record certain increments and decrements on the revaluation of non-current assets. As the Group has elected to adopt deemed cost in accordance with AASB 1041, the balance of the reserve is not available for future non-current asset write downs while the Group remains on the deemed cost basis

(3)   Foreign currency translation reserve

Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1

(4)   General reserve and Capital reserve

The balance of these reserves have resulted from prior period allocations of retained profits and may be released to retained profits.  Within the General reserve, amounts held in claims equalisation reserve under the Insurance Act 1973, cannot be released to profit for a period of ten years

Statements of Cash Flows for the year ended 30 September 2003

			Consolidated			The Company
	Note		2003	2002	2001	2003	2002
			$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received			10,887	10,148	11,054	7,243	6,723
Dividends received			7	3	75	1,803	67
Fees and other income received			2,908	2,919	2,783	2,397	2,689
Interest paid			(5,724)	(5,367)	(6,703)	(4,372)	(4,158)
Personnel expenses paid			(1,848)	(1,900)	(1,827)	(1,463)	(1,576)
Premises expenses paid			(279)	(268)	(253)	(257)	(249)
Other operating expenses paid			(1,952)	(1,893)	(1,775)	(855)	(913)
Income taxes paid			(1,312)	(853)	(823)	(1,063)	(574)
Goods and services tax (paid) received			1	(28)	(53)	17	(8)
Net decrease (increase) in trading securities			1,669	(1,030)	(629)	1,583	(782)
Net cash provided by operating activities	42	(a)	4,357	1,731	1,849	5,033	1,219
Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months			1,113	(442)	983	1,091	(416)
Due from other financial institutions			(44)	554	909	(59)	557
Regulatory deposits			52	37	(27)	48	(47)
Loans and advances			(19,944)	(9,441)	(4,829)	(17,928)	(9,216)
Shares in controlled entities and associates			(2)	(1)	(36)	(701)	1,023
Investment securities
Purchases			(3,871)	(2,851)	(4,005)	(2,838)	(1,480)
Proceeds from sale or maturity			2,445	2,436	3,630	1,294	977
Controlled entities and associates
Purchased (net of cash acquired)	42	(c)	—	(1,050)	(36)	—	(893)
Proceeds from sale (net of cash disposed)			—	—	—	—	—
Premises and equipment
Purchases			(368)	(385)	(452)	(292)	(309)
Proceeds from sale			51	101	127	38	51
Recovery from NHB litigation			—	248	—	—	248
Other			1,663	201	(454)	1,501	50
Net cash (used in) investing activities			(18,905)	(10,593)	(4,190)	(17,846)	(9,455)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions			(2,946)	(1,211)	(826)	(3,434)	(917)
Deposits and other borrowings			13,995	9,152	890	7,500	9,888
Due from/to controlled entities			—	—	—	4,993	(2,907)
Payables and other liabilities			1,000	362	581	1,140	875
Bonds and notes
Issue proceeds			8,255	4,537	7,542	7,788	4,538
Redemptions			(4,095)	(3,519)	(2,878)	(4,095)	(3,519)
Loan capital
Issue proceeds			3,380	759	—	3,380	500
Redemptions			(437)	(589)	(244)	(437)	(398)
Decrease (increase) in outside equity interests			(1)	1	(1)	—	—
Dividends paid			(1,322)	(1,178)	(1,028)	(1,220)	(1,061)
Share capital issues (ordinary capital)			120	112	114	120	112
StEPS preference share issue			1,000	—	—	1,000	—
StEPS issues costs			(13)	—	—	(13)	—
Share buyback			—	—	(495)	—	—
Net cash provided by financing activities			18,936	8,426	3,655	16,722	7,111
Net cash provided by operating activities			4,357	1,731	1,849	5,033	1,219
Net cash (used in) investing activities			(18,905)	(10,593)	(4,190)	(17,846)	(9,455)
Net cash provided by financing activities			18,936	8,426	3,655	16,722	7,111
Net (decrease) increase in cash and cash equivalents			4,388	(436)	1,314	3,909	(1,125)
Cash and cash equivalents at beginning of year			7,925	9,071	6,462	5,453	6,747
Foreign currency translation on opening balances			(4,998)	(710)	1,295	(4,951)	(169)
Cash and cash equivalents at end of year	42	(b)	7,315	7,925	9,071	4,411	5,453

The notes appearing on pages 123 to 194 form an integral part of these financial statements

Notes to the Financial Statements

Our critical accounting policies are described on pages 197 to 199.

1:  Accounting Policies

i)      Basis of preparation

This general purpose financial report complies with the accounts provisions of the Banking Act 1959, applicable Australian Accounting Standards, the accounts provisions of the Corporations Act 2001, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. Except as disclosed below, these accounting policies are consistent with those of the previous year.

Certain disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants have also been included in this report.

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments, and the deemed cost of properties. The preparation of the financial report requires the use of management estimates. Such estimates may require review in future periods.

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998. Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

All amounts are expressed in Australian dollars, unless otherwise stated. Where necessary, amounts shown for the previous year have been reclassified to facilitate comparison.

ii)     Changes in Accounting Policies

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from 1 October 2002. Under the new Standard, provision for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date. Accordingly the dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the notes. The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $777 million.  The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in note 7, Dividends.

AASB 1012, Foreign Currency Translation became effective for the Group from 1 October 2002. Under this revised Standard foreign denominated equity must be reported using the spot rate applicable at the date of issue and not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its USD preference share capital to the historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

iii)    Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and its controlled entities.

Shares in controlled entities are stated at deemed cost in the statement of financial position.

Where controlled entities and associates have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group’s share of post acquisition net assets. The Group’s share of results of associates and joint venture entities is included in the consolidated statement of financial performance.

The Group may invest in or establish special purpose companies, or vehicles, to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

iv)   Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years.

The unamortised balance of goodwill and notional goodwill and the period of amortisation are reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

v)    Foreign currency

Financial assets and liabilities denominated in foreign currencies are translated into Australian dollars at the rates of exchange ruling at balance date.

Revenues and expenses of overseas branches and controlled entities are translated at average exchange rates for the year.

Net translation differences arising from the translation of overseas branches and controlled entities considered to be self-sustaining operations are included in the foreign currency translation reserve, after allowing for those positions hedged by foreign exchange contracts and related currency borrowings (net of tax).

vi)   Fee income

Fee and commission income are brought to account on an accruals basis. Yield-related front-end application fees received are deferred and accrued to income as an adjustment of yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires. Fees received on an ongoing basis that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are taken to income when the fees are receivable.

vii)  Net loans and advances

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

Finance leases and hire purchase contracts are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the statement of financial performance as part of interest income.

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual. The Group has adopted the Australian Prudential Regulation Authority Impaired Assets Guidelines in assessing non-accrual loans. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring. A specific provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are loans with an effective yield above the Group’s cost of funds and below the yield applicable to a customer of equal credit standing.

Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

viii) Bad and doubtful debts

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•              the history of credit loss for each type and risk grade of lending; and

•              the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are maintained to cover identified doubtful debts. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the general provision to the specific provision. Recoveries, representing excess transfers to the specific provision, are credited to the general provision.

Provisions for doubtful debts are deducted from loans and advances in the statement of financial position.

ix)    Acceptances

Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

The Group’s own acceptances discounted are held as part of either the trading securities portfolio or the loan portfolio, depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity.

x)     Trading securities

Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the statement of financial performance.

xi)    Investment securities

Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be a permanent diminution in value.

xii)   Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements and a counterparty liability is disclosed under the classifications of Due to other financial institutions or Deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the statement of financial performance.

Securities purchased under agreements to resell are recorded as Liquid assets, Net loans and advances, or Due from other financial institutions, depending on the term of the agreement and the counterparty.

xiii)  Derivative financial instruments

Derivative financial instruments (derivatives) are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Trading derivatives, comprising derivatives entered into for customer-related or proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to other operating income in the statement of financial performance. Fair value losses arising from trading derivatives are not offset against fair value gains unless a legal right of set-off exists.

Derivatives designated as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. The gains or losses are recorded in the income or expense line in which the underlying exposure movements are recorded. Where the underlying exposure no longer exists, the gains and losses are recognised in the statement of financial performance in the other operating income line.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. The deferred gain or loss is recorded in other liability or other assets in the statement of financial position.

Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance in the other income disclosure.

Movements in the derivative financial position are recorded in the cashflow statement when they are settled on the other financing and investing lines.

xiv)  Premises and equipment

Premises and equipment are carried at cost less depreciation or amortisation.

Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results of the Group in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5% to 33%
Software	14% to 33%

Leasehold improvements are amortised on a straight line basis over the remaining period of each lease.

Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as amortisation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

The carrying values of all non-current assets have been assessed and are not in excess of their recoverable amounts.

xv)   Income tax

The Group adopts the liability method of tax effect accounting whereby income tax expense is calculated based on accounting profit adjusted for permanent differences. Permanent differences are items of revenue and expense which are recognised in the statement of financial performance but are not part of taxable income or vice versa.

Future tax benefits and deferred tax liabilities relating to timing differences and tax losses are carried forward at tax rates applicable to future periods. These future tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future tax benefits relating to tax losses are only carried forward where realisation of the benefit is considered virtually certain.

Provision for Australian income tax is made where the earnings of overseas controlled entities are subjected to Australian tax under the attribution rules for the taxation of foreign sourced income.

Otherwise, no provision is made for overseas withholding tax or Australian income tax which may arise on repatriation of earnings from overseas controlled entities, where it is expected these earnings will be retained by those entities to finance their ongoing business.

xvi)  Employee entitlements

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

xvii)  Provisions

Refer to note 27 for the accounting policies covering various provisions excluding ELP which is detailed in note 1 viii) above.

xviii)  Superannuation commitments

Contributions, which are determined on an actuarial basis, to superannuation schemes are charged to personnel expenses in the statement of financial performance.

Any aggregate deficiencies arising from the actuarial valuations of the Group’s defined benefit schemes have been provided for in the financial statements, where a legal or constructive obligation exists.

The assets and liabilities of the schemes have not been consolidated as the Company does not have direct or indirect control of the schemes.

xix)  Leasing

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are included in the statement of financial performance in equal installments over the lease term.

xx)   Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as an other asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

xxi)  Life insurance

The Group’s life insurance business was conducted through ANZ Life Assurance Company Limited until 30 April 2002 and its results consolidated until that date.  On 1 May 2002 the Group’s life insurance business was transferred to a joint venture entity, (see note 45) which is accounted for in accordance with the equity method of accounting. The joint venture adopts similar accounting policies to those described here.

Components of life insurance margin on services operating income disclosed are premium revenue and related revenue, investment revenue, claims expense and insurance policy liabilities expense (refer note 40).

Premiums with no due date are recognised as revenue on a cash received basis. Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as ‘Other Assets’ in the balance sheet.

Claims under investment-linked business are recognised when the policy ceases to participate in the earnings of the fund. Claims on non investment-linked business are recognised when the liability to the policy owner under the policy contract has been established or upon notification of the insured event depending on the type of claim.

Policy liabilities and other liabilities are measured at net present value of estimated future cash flows. Changes in net present values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

All assets are measured at net market values as at the reporting date. Changes in the net market values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

xxii)  Capitalised expenses

Expenses related to the acquisition of interest earning assets are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments.

2:  Income

		Consolidated			The Company
		2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
	Interest income
	From other financial institutions	92	121	214	65	83
	On regulatory deposits	—	1	1	—	1
	On trading and investment securities	452	397	471	355	324
	On loans and advances	9,320	8,245	9,122	6,667	5,733
	Other	351	273	443	213	192
		10,215	9,037	10,251	7,300	6,333
	From controlled entities	—	—	—	78	93
	Total interest income	10,215	9,037	10,251	7,378	6,426

	Other operating income
i)	Fee income
	Lending	933	876	787	813	771
	Other, commissions(1)	1,115	1,196	1,105	795	861
		2,048	2,072	1,892	1,608	1,632
	From controlled entities	—	—	—	219	284
	Total fee income	2,048	2,072	1,892	1,827	1,916
ii)	Other income
	Significant transaction: Net profit before tax from sale of business to INGA joint venture	—	174	—	—	192
	Foreign exchange earnings	348	365	348	238	264
	Profit on sale of strategic investments	—	—	99	—	—
	Hedge of TrUEPrs cash flows(2)	71	72	27	71	72
	Life insurance margin on services operating income (refer note 40)	—	99	190	—	—
	Profit on trading instruments	110	59	63	122	44
	Profit on sale of premises(3)	6	5	3	—	2
	Rental income	3	4	5	3	3
	Dividend income from strategic investments	—	—	21	—	—
	Writedown of equity investments	—	—	(84)	—	—
	Other	116	89	34	1,729	142
	Total other income(4)	654	867	706	2,163	719
	Total other operating income	2,702	2,939	2,598	3,990	2,635
	Share of joint venture: profit from INGA joint venture (refer note 45)	55	2	—	—	—
	Share of associates profit (net of writeoffs)	51	29	(25)	—	—
	Total share of joint venture and associates profit	106	31	(25)	—	—
	Total income(5)	13,023	12,007	12,824	11,368	9,061

(1)   Includes commissions from funds management business (up to 30 April 2002)

(2)   Preference shares are issued via the TrUEPrs structure. This income is earned on a fixed receive/floating pay swap of the fixed dividend commitments

(3)   Gross proceeds on sale of premises is $33 million (2002: $42 million, 2001: $98 million)

(4)   The Company’s ‘other income’ include dividends received from controlled entities of $1,803 million (2002: $65 million)

(5)   Includes external dividend income of $10 million (2002: $3 million, 2001: $75 million) for the Group and $1 million (2002: $2 million) for the Company

3:  Expenses

		Consolidated			The Company
		2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
	Interest expense
	To other financial institutions	183	246	590	164	225
	On deposits	3,502	3,019	3,597	2,722	2,371
	On borrowing corporations’ debt	461	404	454	—	—
	On commercial paper	310	251	584	184	46
	On loan capital, bonds and notes	1,052	801	797	1,014	793
	Other	396	298	396	295	210
		5,904	5,019	6,418	4,379	3,645
	To controlled entities	—	—	—	177	168
	Total interest expense	5,904	5,019	6,418	4,556	3,813

	Operating expenses
i)	Personnel
	Employee entitlements and taxes	122	129	131	106	117
	Pension fund	109	103	93	94	88
	Salaries and wages	1,177	1,134	1,124	912	892
	Other	342	348	327	283	293
	Total personnel expenses	1,750	1,714	1,675	1,395	1,390
ii)	Premises
	Amortisation of leasehold improvements	15	14	15	9	8
	Depreciation of buildings and integrals	16	17	18	1	2
	Rent	154	161	152	120	131
	Utilities and other outgoings	88	92	89	74	70
	Other	22	15	11	18	11
		295	299	285	222	222
	To controlled entities	—	—	—	43	37
	Total premises expenses	295	299	285	265	259
iii)	Computer
	Computer contractors	18	34	44	16	29
	Data communication	61	62	49	41	44
	Depreciation and amortisation	183	140	108	148	112
	Rentals and repairs	70	59	61	63	49
	Software purchased	103	105	82	90	92
	Other	30	24	20	12	7
	Total computer expenses	465	424	364	370	333
iv)	Other
	Advertising and public relations	91	98	106	66	71
	Amortisation of goodwill(1)	18	20	17	9	8
	Audit fees (refer note 5)	3	3	3	2	2
	Depreciation of furniture and equipment	33	35	42	26	28
	Freight and cartage	35	36	32	29	30
	Loss on sale of equipment	7	2	5	2	1
	Non-lending losses, frauds and forgeries	48	51	45	36	36
	Postage and stationery	92	97	94	67	71
	Professional fees	102	97	114	86	79
	Telephone	49	53	70	35	38
	Travel	78	77	79	55	57
	Other	102	84	75	165	171
	Total other expenses	658	653	682	578	592
v)	Restructuring	60	63	86	55	62
	Total operating expenses	3,228	3,153	3,092	2,663	2,636
	Significant transaction: recovery from NHB litigation	—	(248)	—	—	(248)
	Total operating expenses including recovery from NHB litigation	3,228	2,905	3,092	2,663	2,388
	Total expenses	9,132	7,924	9,510	7,219	6,201

(1)   In addition, there is a notional goodwill amortisation charge of $44 million (2002: $18 million) included in the calculation of the share of income from the ING Australia joint venture

4:  Equity Instruments Issued to Employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2003	2002
	$m	$m
Net profit attributable to shareholders of the Company	2,348	2,322
Expenses attributable to:
Options issued to Management Board(1)	(8)	(7)
Options issued to general management(1)	(24)	(19)
Shares issued under $1,000 employee share plan	(18)	(18)
Total	2,298	2,278

(1)   Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED 108.  Value of options are amortised on a straight line basis over the vesting period

5:  Remuneration of Auditors

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group	2,640	2,065	2,296	2,115	1,586
Other audit-related services(1),(2)	2,083	2,793	1,753	1,690	2,685
Other assurance services(3)	3,891	8,188	2,811	3,864	7,453
	8,614	13,046	6,860	7,669	11,724
Consulting(4)	—	—	10,867	—	—
Taxation	775	1,278	1,681	775	1,256
	775	1,278	12,548	775	1,256
Total	9,389	14,324	19,408	8,444	12,980
Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	1,293	1,305	1,024	315	271
Other audit-related services(1),(2)	1,503	1,611	1,755	639	861
Other assurance services(3)	1,473	316	937	1,194	101
	4,269	3,232	3,716	2,148	1,233
Taxation	83	200	452	10	111
	83	200	452	10	111
Total	4,352	3,432	4,168	2,158	1,344
Total remuneration of auditors	13,741	17,756	23,576	10,602	14,324

By virtue of an Australian Securities and Investments Commission class order dated 30 September 1998, the auditors of Australia and New Zealand Banking Group Limited and its related bodies corporate, KPMG, have been exempted from compliance with the requirements of Section 324 of the Corporations Act 2001. The class order exemption applies in that partners and associates of KPMG not engaged on the audit of Australia and New Zealand Banking Group Limited and its related bodies corporate may be indebted to the Company, provided that such indebtedness arose upon ordinary commercial terms and conditions.

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor may be provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

(1)   Includes completion accounts review

(2)   Includes services for the audit or review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)   2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act. 2002 includes due diligence services principally related to ING joint venture. Under the policy adopted by ANZ in April 2002, due diligence services are no longer provided by the external auditor, unless specifically approved by the Board

(4)   KPMG sold its consulting business effective 1 September 2001

6:  Income Tax Expense

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	3,277	3,223	2,783	3,684	2,150
Prima facie income tax at 30% (2002: 30%: 2001: 34%)	983	967	946	1,105	645
Tax effect of permanent differences
Overseas tax rate differential	15	14	(9)	2	5
Other non-assessable income	(31)	(39)	(36)	—	(1)
Rebateable and non-assessable dividends	(16)	(11)	(32)	(541)	(20)
Life insurance accounting	—	7	18	—	—
Writedown of investments	—	—	27	—	—
Profit from associated and joint venture entities	(32)	(9)	9	—	—
NHB settlement tax rate differential	—	15	—	—	15
Sale of business to ING Australia joint venture	—	(48)	—	—	(55)
Other	10	—	(16)	53	51
	929	896	907	619	640
Income tax under/(over) provided in prior years	(3)	2	4	(3)	3
Total income tax expense	926	898	911	616	643
Australia	672	683	716	543	578
Overseas	254	215	195	73	65
	926	898	911	616	643

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes.  At the date of this report, the Directors of the Company have not made a decision whether or not to elect to be taxed as a single entity.  Should the Company enter the tax consolidation regime, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group.

Tax balances for the consolidated tax group will be recorded in the financial statements of the Company.

7:  Dividends

	Consolidated				The Company
	2003		2002	2001	2003		2002
	$m		$m	$m	$m		$m
Ordinary dividends
Interim dividend	666		583	491	666		583
Proposed final dividend	777	(1)	692	595	777	(1)	692
Bonus option plan adjustment	(25)		(23)	(24)	(25)		(23)
Dividends on ordinary shares	1,418		1,252	1,062	1,418		1,252

(1)   Not provided for. Refer Note 1 (ii) Changes in accounting policies

A final dividend of 51 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 19 December 2003 (2002: final dividend of 46 cents, paid 13 December 2002, fully franked; 2001: final dividend of 40 cents, paid 14 December 2001, fully franked). The 2003 interim dividend of 44 cents, paid 1 July 2003, was fully franked (2002: interim dividend of 39 cents, paid 1 July 2002, fully franked; 2001: interim dividend of 33 cents, paid 2 July 2001, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2002: 30%, 2001: 30%).

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Preference dividends
Trust Securities Issues	102	117	119	—	—
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)	—	n/a	n/a	—	n/a
Dividends on preference shares	102	117	119	—	—

Trust Securities Issues

The Company has issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carry an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts are payable quarterly in arrears. Distributions are expected to be payable on 15 January, April, July and October of each year.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued ten million ANZ StEPS raising $987 million (net of issue costs).  ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited a wholly owned subsidiary of the Company) stapled to a fully paid preference share issued by the Company.  Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year.  Dividends are not payable on the preference share while it is stapled to the note.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is nil (2002 and 2001: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2003 financial year, less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit balances.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored. In practice however, there are significant tax considerations associated with the receipt of dividends from controlled entities by a company. Payment of dividends from domestic controlled entities constitutes assessable income to a recipient Australian company. Where the dividend is received from a company within the wholly-owned group or, if the payer company is not wholly-owned (up to 30 June 2002) to the extent that the dividend is franked, the recipient company is generally entitled to a rebate of tax otherwise payable on the assessable dividend. With effect from 1 July 2002, for franked dividends received from non wholly-owned companies a gross up and offset mechanism applies. Should the recipient company’s total assessable income be less than the rebateable/grossed up dividend income, or it be in a tax loss position, the rebate/offset will reduce or be eliminated. The Group therefore acts to preserve the availability of rebates/offsets by avoiding the payment of rebateable/grossed up dividends by domestic controlled entities in this situation.

Payments of dividends from overseas controlled entities may attract withholding taxes which have not been provided for in these financial statements.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a dividend if the bank has incurred a loss, or proposes to pay dividends which exceed the level of profits earned.

Dividend Reinvestment Plan

During the year, 3,142,629 ordinary shares were issued at $18.32 per share, and 3,081,237 ordinary shares at $18.48 per share, under the Dividend Reinvestment Plan (2002: 2,533,819 ordinary shares at $18.33 per share and 2,484,694 ordinary shares at $19.24 per share).

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 787,335 ordinary shares were issued at $18.32 per share, and 747,652 ordinary shares at $18.48 per share, under the Bonus Option Plan (2002: 679,408 ordinary shares at $18.33 per share and 672,437 ordinary shares at $19.24 per share).

	Declared dividend	Bonus options exercised	Amount paid
	$m	$m	$m
Final dividend 2002	692	(13)	679
Interim dividend 2003	666	(12)	654
	1,358	(25)	1,333

8:  Earnings per Ordinary Share

	Consolidated
	2003	2002	2001
	$m	$m	$m
Basic earnings per share (cents)	148.3	147.3	117.4

Earnings reconciliation
Net profit	2,351	2,325	1,872
Less: net profit attributable to outside equity interests	3	3	2
Less: preference share dividend paid	102	117	119
Earnings used in calculating basic earnings per share	2,246	2,205	1,751

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,514.2	1,496.9	1,492.1

Diluted earnings per share (cents)	147.9	146.6	117.0

Earnings reconciliation
Net profit	2,351	2,325	1,872
Less: net profit attributable to outside equity interests	3	3	2
Less: preference share dividend paid	102	117	119
Earnings used in calculating diluted earnings per share	2,246	2,205	1,751

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,514.2	1,496.9	1,492.1
Add: potential conversion of options to ordinary shares	4.8	7.6	4.2
Used in calculating diluted earnings per share	1,519.0	1,504.5	1,496.3

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is 1.1 million.

9:  Liquid Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	601	924	522	894
Money at call	317	112	311	101
Securities purchased under agreement to resell less than 90 days	496	524	496	522
Bills receivable and remittances in transit	436	1,179	436	1,179
	1,850	2,739	1,765	2,696
Overseas
Coins, notes and cash at bankers	284	293	96	109
Money at call	511	548	10	1
Other banks’ certificates of deposit	2,437	2,725	1,173	2,418
Securities purchased under agreement to resell less than 90 days	374	12	—	—
Bills receivable and remittances in transit	1,136	1,093	872	770
	4,742	4,671	2,151	3,298
Total liquid assets	6,592	7,410	3,916	5,994
Maturity analysis based on original term to maturity at 30 September
Less than 90 days	5,509	4,821	2,834	3,432
More than 90 days	1,083	2,589	1,082	2,562
Total liquid assets	6,592	7,410	3,916	5,994

10:  Due from Other Financial Institutions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia	646	706	638	695
Overseas	1,781	3,109	1,505	1,954
Total due from other financial institutions	2,427	3,815	2,143	2,649
Maturity analysis based on remaining term to maturity at 30 September
Overdraft	638	275	636	272
Less than 3 months	1,283	2,805	1,051	1,657
Between 3 months and 12 months	351	597	309	586
Between 1 year and 5 years	84	118	83	116
After 5 years	71	20	64	18
	2,427	3,815	2,143	2,649

11:  Trading Securities

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Listed – Overseas
Equity securities	—	289	—	—
Total listed	—	289	—	—

Unlisted – Australia
Commonwealth securities	475	977	475	977
Local and semi-government securities	1,230	1,692	1,230	1,692
ANZ accepted bills	820	1,453	820	1,453
Other securities and equity securities	1,142	1,096	1,109	1,096
	3,667	5,218	3,634	5,218
Unlisted – Overseas
Other government securities	395	300	2	1
Other securities and equity securities	151	66	—	—
	546	366	2	1
Total unlisted	4,213	5,584	3,636	5,219
Total trading securities	4,213	5,873	3,636	5,219

12:  Investment Securities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer

Listed – Australia
Other securities and equity investments	4	23	—	18
	4	23	—	18
Listed – Overseas
Other government securities	546	63	546	63
Other securities and equity investments	633	—	633	—
	1,179	63	1,179	63
Total listed	1,183	86	1,179	81
Unlisted – Australia
Local and semi-government securities	1,362	756	1,362	756
Other securities and equity investments	250	252	157	252
	1,612	1,008	1,519	1,008
Unlisted – Overseas
New Zealand government securities	399	488	—	—
US government securities	907	1,322	907	1,322
Other government securities	237	169	131	149
Other securities and equity investments	429	536	102	33
	1,972	2,515	1,140	1,504
Total unlisted	3,584	3,523	2,659	2,512
Total investment securities	4,767	3,609	3,838	2,593

Market value information

Listed – Australia
Other securities and equity investments	2	20	—	15
	2	20	—	15
Listed – Overseas
Other government securities	548	63	548	63
Other securities and equity investments	632	—	632	—
	1,180	63	1,180	63
Total market value of listed investment securities	1,182	83	1,180	78
Unlisted – Australia
Local and semi-government securities	1,362	756	1,362	756
Other securities and equity investments	251	252	157	252
	1,613	1,008	1,519	1,008
Unlisted – Overseas
New Zealand government securities	399	488	—	—
US government securities	905	1,322	905	1,322
Other government securities	238	169	132	149
Other securities and equity investments	429	541	102	28
	1,971	2,520	1,139	1,499
Total market value of unlisted investment securities	3,584	3,528	2,658	2,507
Total market value of investment securities	4,766	3,611	3,838	2,585

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2003

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	1,002	360	—	—	—	—	1,362	1,362
Other securities and equity investments	95	60	68	—	—	31	254	253
	1,097	420	68	—	—	31	1,616	1,615
Overseas
New Zealand government securities	291	108	—	—	—	—	399	399
US government securities	258	330	319	—	—	—	907	905
Other government securities	220	363	200	—	—	—	783	786
Other securities and equity investments	573	173	316	—	—	—	1,062	1,061
	1,342	974	835	—	—	—	3,151	3,151
Total book value	2,439	1,394	903	—	—	31	4,767	n/a
Total market value	2,439	1,393	903	—	—	31	n/a	4,766

Weighted average yields(1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	4.70	—	—	—
Other securities and equity investments	4.94	4.95	—	—
Overseas
New Zealand government securities	4.99	—	—	—
US government securities	3.25	2.23	—	—
Other government securities	7.74	6.25	—	—
Other securities and equity investments	2.59	1.61	—	—

(1)   Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2003

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2002

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	644	50	62	—	—	—	756	756
Other securities and equity investments	85	—	135	—	—	55	275	275
	729	50	197	—	—	55	1,031	1,031
Overseas
New Zealand government securities	164	324	—	—	—	—	488	488
US government securities	100	—	1,222	—	—	—	1,322	1,322
Other government securities	126	68	38	—	—	—	232	232
Other securities and equity investments	93	21	414	1	—	7	536	538
	483	413	1,674	1	—	7	2,578	2,580
Total book value	1,212	463	1,871	1	—	62	3,609	n/a
Total market value	1,212	464	1,872	1	—	62	n/a	3,611

Weighted average yields(1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	5.03	6.34	—	—
Other securities and equity investments	5.22	5.05	—	—
Overseas
New Zealand government securities	5.89	—	—	—
US government securities	2.19	3.88	—	—
Other government securities	7.79	5.01	—	—
Other securities and equity investments	3.96	2.11	8.00	—

(1)   Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2002

13:  Net Loans and Advances

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Overdrafts	3,915	3,151	3,915	3,151
Credit card outstandings	4,265	3,888	4,265	3,888
Term loans – housing	62,482	52,381	62,482	52,381
Term loans – non-housing	41,133	34,212	35,804	28,688
Lease finance (refer below)	2,613	2,503	1,020	878
Hire purchase	6,127	5,411	398	331
Other	785	992	760	974
	121,320	102,538	108,644	90,291
New Zealand
Overdrafts	611	619	—	—
Credit card outstandings	491	462	—	—
Term loans – housing	10,551	9,796	—	—
Term loans – non-housing	7,425	6,460	—	—
Lease finance (refer below)	370	375	—	—
Hire purchase	496	477	—	—
Other	985	908	—	—
	20,929	19,097	—	—
Overseas markets
Overdrafts	740	860	579	722
Credit card outstandings	134	108	21	26
Term loans – housing	361	323	266	239
Term loans – non-housing	8,984	11,938	7,437	9,983
Lease finance (refer below)	239	469	216	449
Commercial bills	78	7	78	7
Other	2	9	2	3
	10,538	13,714	8,599	11,429
Total gross loans and advances	152,787	135,349	117,243	101,720
Provisions for doubtful debts (refer note 15)	(2,018)	(2,081)	(1,712)	(1,819)
Income yet to mature	(1,304)	(1,208)	(1)	(1)
	(3,322)	(3,289)	(1,713)	(1,820)
Total net loans and advances	149,465	132,060	115,530	99,900
Lease finance consists of gross lease receivables
Current	615	741	124	103
Non-current	2,607	2,606	1,112	1,224
	3,222	3,347	1,236	1,327

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2003

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	505	417	655	1,001	1,251	3,829
Business service	243	261	313	869	946	2,632
Entertainment, leisure and tourism	100	588	199	805	940	2,632
Financial, investment and insurance	1,355	705	897	1,733	276	4,966
Government and official institutions	2	—	2	20	27	51
Lease finance	—	113	289	1,701	510	2,613
Manufacturing	345	2,068	479	1,125	1,349	5,366
Personal(2)	4,491	5,322	210	5,046	579	15,648
Real estate – construction	223	66	114	821	543	1,767
Real estate – mortgage(3)	125	1,990	1,811	9,871	55,863	69,660
Retail and wholesale trade	621	2,086	620	1,241	2,253	6,821
Other	170	2,284	647	1,065	1,169	5,335
New Zealand
Agriculture, forestry, fishing and mining	85	30	229	588	679	1,611
Business service	7	1	—	35	96	139
Entertainment, leisure and tourism	23	3	7	71	332	436
Financial, investment and insurance	61	5	462	564	75	1,167
Government and official institutions	7	2	6	62	70	147
Lease finance	25	28	79	236	2	370
Manufacturing	58	27	185	493	440	1,203
Personal(2)	43	171	202	375	39	830
Real estate – construction	16	27	56	153	56	308
Real estate – mortgage(3)	629	1	660	464	10,198	11,952
Retail and wholesale trade	51	10	100	385	428	974
Other	97	61	137	712	785	1,792
Overseas Markets
Agriculture, forestry, fishing and mining	17	111	252	534	231	1,145
Business service	14	6	15	146	3	184
Entertainment, leisure and tourism	6	16	17	32	27	98
Financial, investment and insurance	5	78	23	137	106	349
Government and official institutions	11	9	16	81	10	127
Lease finance	73	4	4	10	148	239
Manufacturing	171	418	394	1,089	379	2,451
Personal(2)	10	177	119	202	433	941
Real estate – construction	13	14	8	125	4	164
Real estate – mortgage(3)	49	16	61	403	298	807
Retail and wholesale trade	263	259	19	186	40	767
Other	242	191	195	1,269	1,369	3,266
Gross loans and advances	10,156	17,565	9,482	33,650	81,934	152,787
Specific provision for doubtful debts	(484)	—	—	—	—	(484)
Income yet to mature	(96)	(287)	(256)	(661)	(4)	(1,304)
	(580)	(287)	(256)	(661)	(4)	(1,788)
Loans and advances net of specific provision and income yet to mature	9,576	17,278	9,226	32,989	81,930	150,999
General provision	—	—	—	—	(1,534)	(1,534)
Net loans and advances	9,576	17,278	9,226	32,989	80,396	149,465
Interest rate sensitivity
Fixed interest rates(4)	372	8,572	4,732	22,739	19,826	56,241
Variable interest rates	9,784	8,993	4,750	10,911	62,108	96,546
	10,156	17,565	9,482	33,650	81,934	152,787

(1)   Overdraft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2002

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	398	891	433	575	1,139	3,436
Business service	278	215	396	481	750	2,120
Entertainment, leisure and tourism	98	175	442	893	857	2,465
Financial, investment and insurance	1,467	67	818	2,016	235	4,603
Government and official institutions	3	—	3	22	39	67
Lease finance	—	93	319	1,570	521	2,503
Manufacturing	381	1,483	710	1,011	718	4,303
Personal(2)	3,131	4,208	270	6,723	561	14,893
Real estate – construction	235	29	91	347	450	1,152
Real estate – mortgage(3)	116	969	1,407	9,130	45,427	57,049
Retail and wholesale trade	756	1,748	915	752	1,786	5,957
Other	178	1,443	635	723	1,011	3,990
New Zealand
Agriculture, forestry, fishing and mining	54	124	91	269	436	974
Business service	15	40	31	109	64	259
Entertainment, leisure and tourism	26	20	17	342	59	464
Financial, investment and insurance	59	69	46	863	5	1,042
Government and official institutions	7	11	6	60	37	121
Lease finance	22	62	57	102	132	375
Manufacturing	91	134	450	688	252	1,615
Personal(2)	41	173	137	296	74	721
Real estate – construction	13	55	39	77	52	236
Real estate – mortgage(3)	619	297	275	1,050	8,704	10,945
Retail and wholesale trade	54	57	108	547	184	950
Other	79	205	160	786	166	1,396
Overseas Markets
Agriculture, forestry, fishing and mining	18	135	141	714	544	1,552
Business service	11	10	29	121	5	176
Entertainment, leisure and tourism	5	10	6	75	26	122
Financial, investment and insurance	7	26	56	223	207	519
Government and official institutions	18	—	12	52	9	91
Lease finance	—	188	—	188	93	469
Manufacturing	211	549	711	910	705	3,086
Personal(2)	14	84	50	400	579	1,127
Real estate – construction	18	102	27	123	45	315
Real estate – mortgage(3)	41	7	341	360	262	1,011
Retail and wholesale trade	295	166	24	200	13	698
Other	329	439	433	1,778	1,568	4,547
Gross loans and advances	9,088	14,284	9,686	34,576	67,715	135,349
Specific provision for doubtful debts	(585)	—	—	—	—	(585)
Income yet to mature	—	(286)	(272)	(642)	(8)	(1,208)
	(585)	(286)	(272)	(642)	(8)	(1,793)
Loans and advances net of specific provision and income yet to mature	8,503	13,998	9,414	33,934	67,707	133,556
General provision	—	—	—	—	(1,496)	(1,496)
Net loans and advances	8,503	13,998	9,414	33,934	66,211	132,060
Interest rate sensitivity
Fixed interest rates(4)	938	8,519	6,434	21,481	15,552	52,924
Variable interest rates	8,150	5,765	3,252	13,095	52,163	82,425
	9,088	14,284	9,686	34,576	67,715	135,349

(1)   Overdraft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

14:  Impaired Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Summary of impaired assets
Non-accrual loans	1,007	1,203	865	1,006
Restructured loans	—	1	—	1
Unproductive facilities	39	54	38	52
Gross impaired assets	1,046	1,258	903	1,059
Specific provisions
Non-accrual loans	(482)	(575)	(427)	(500)
Unproductive facilities	(2)	(10)	(2)	(9)
Net impaired assets	562	673	474	550
Non-accrual loans
Non-accrual loans	1,007	1,203	865	1,006
Specific provisions	(482)	(575)	(427)	(500)
Total net non-accrual loans	525	628	438	506
Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	—	1	—	1
Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—
Unproductive facilities
Unproductive facilities	39	54	38	52
Specific provisions	(2)	(10)	(2)	(9)
Net unproductive facilities	37	44	36	43
Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	213	216	163	153

Consolidated average non-accrual loans: September 2003 $1,103 million; September 2002 $1,254 million; September 2001 $1,194 million.

Further analysis of impaired assets at 30 September 2003 and interest and/or other income received during the year under Australian Prudential Regulation Authority guidelines is as follows:

	Consolidated			The Company
	Gross balance outstanding	Specific provision	Interest and/or other income received	Gross balance outstanding	Specific provision	Interest and/or other income received
	$m	$m	$m	$m	$m	$m
Non-accrual loans
Without provisions
Australia	20	—	5	19	—	5
New Zealand	5	—	—	—	—	—
Overseas markets	69	—	3	53	—	2
	94	—	8	72	—	7
With provisions and no, or partial, performance(1)
Australia	499	264	5	439	246	4
New Zealand	17	9	1	—	—	—
Overseas markets	378	207	8	336	179	8
	894	480	14	775	425	12
With provisions and full performance(1)
Australia	3	2	—	3	2	—
New Zealand	—	—	—	—	—	—
Overseas markets	16	—	1	15	—	1
	19	2	1	18	2	1
Total non-accrual loans	1,007	482	23	865	427	20
Restructured loans	—	—	—	—	—	—
Unproductive facilities	39	2	—	38	2	—
Total impaired assets	1,046	484	23	903	429	20

(1)   A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income that would have been recorded had interest and other income on non-accrual loans and unproductive facilities been accrued to income (or, in the case of restructured loans, had interest and other income been accrued at the original contract rate), and the amount of interest and other income received with respect to such loans.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	36	50	28	42
New Zealand	2	3	—	—
Overseas markets	31	30	23	23
Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	69	83	51	65
Interest and other income received
Australia	(10)	(10)	(9)	(10)
New Zealand	(1)	(3)	—	—
Overseas markets	(12)	(16)	(11)	(12)
Total interest and other income received	(23)	(29)	(20)	(22)
Net interest and other income forgone
Australia	26	40	19	32
New Zealand	1	—	—	—
Overseas markets	19	14	12	11
Total net interest and other income forgone	46	54	31	43

15:  Provisions for Doubtful Debts

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
General provision
Balance at start of year	1,496	1,386	1,373	1,310	1,283
Adjustment for exchange rate fluctuations	(49)	(22)	2	(70)	(41)
Charge to statement of financial performance	614	610	531	465	460
Significant transactions: special charge to statement of financial performance(1)	—	250	—	—	250
Transfer to specific provision	(588)	(788)	(595)	(460)	(677)
Recoveries	61	60	75	38	35
Total general provision	1,534	1,496	1,386	1,283	1,310
Specific provision
Balance at start of year	585	500	709	509	397
Adjustment for exchange rate fluctuations	(49)	(6)	30	(43)	(6)
Bad debts written off	(640)	(697)	(834)	(497)	(559)
Transfer from general provision	588	788	595	460	677
Total specific provision	484	585	500	429	509
Total provisions for doubtful debts	2,018	2,081	1,886	1,712	1,819
Provision movement analysis
New and increased provisions
Australia	418	423	562	360	348
New Zealand	45	54	67	—	—
Other overseas markets	212	421	47	163	409
	675	898	676	523	757
Provision releases	(87)	(110)	(81)	(63)	(81)
	588	788	595	460	676
Recoveries of amounts previously written off	(61)	(60)	(75)	(38)	(35)
Net specific provision	527	728	520	422	641
Net credit to general provision	87	132	11	43	69
Charge to statement of financial performance	614	860	531	465	710
Ratios	%	%	%	%	%
Provisions(2) as a % of total advances(3)
Specific	0.3	0.4	0.4	0.3	0.4
General	0.9	1.1	1.0	1.0	1.1
Provisions(2) as a % of risk weighted assets
Specific	0.3	0.4	0.4	0.4	0.5
General	1.0	1.1	1.0	1.1	1.3
Bad debts written off as a % of total advances(3)	0.4	0.5	0.6	0.4	0.5
Net specific provision as a% of total advances(3)	0.3	0.5	0.4	0.3	0.5

(1)   Following an assessment of the general provision balance in March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged to restore the provision balance to an appropriate level in the environment relevant at that time of unexpected investment grade defaults

(2)   Excludes provisions for unproductive facilities

(3)   See definitions on page 218.

16:  Customers’ Liabilities for Acceptances

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	797	645	797	645
Business service	550	464	550	464
Entertainment, leisure and tourism	473	474	473	474
Financial, investment and insurance	977	730	977	730
Manufacturing	2,251	2,921	2,251	2,921
Personal(1)	80	14	80	14
Real estate – construction	112	147	112	147
Real estate – mortgage(2)	5,463	5,012	5,463	5,012
Retail and wholesale trade	1,810	1,851	1,810	1,851
Other	629	1,426	629	1,426
	13,142	13,684	13,142	13,684
Overseas
Agriculture, forestry, fishing and mining	—	2	—	2
Business service	—	1	—	1
Financial, investment and insurance	11	51	11	51
Manufacturing	20	7	20	7
Retail and wholesale trade	4	18	4	18
Other	1	33	1	33
	36	112	36	112
Total customers’ liabilities for acceptances	13,178	13,796	13,178	13,796

(1)   Personal includes non-business acceptances to individuals

(2)   Real estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

17:  Regulatory Deposits

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Overseas central banks	101	178	68	138

18:  Shares in Controlled Entities, Associates and Joint Venture Entities

Refer notes 43 to 45 for details.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Total shares in controlled entities	—	—	8,054	6,238
Total shares in associates	166	99	41	18
Total shares in joint venture entity	1,648	1,593	—	—
Total shares in controlled entities, associates and joint venture entities	1,814	1,692	8,095	6,256

Acquisitions of controlled entities

There were no material controlled entities acquired during the years ended 30 September 2003 and 2002.

Disposals of controlled entities

There were no material controlled entities disposed of during the year ended 30 September 2003.

During the year ended 30 September 2002 the following material controlled entities were disposed of:

On 30 April 2002, ANZ formed a joint venture with ING Australia Pty Ltd.  ANZ have a 49% equity interest in the joint venture and 49% of the voting rights.  ANZ sold a controlling interest in ANZ Life Insurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited to the joint venture representing net assets of $392 million (fair value of business $879 million) as well as paying $960 million in cash.  ING also contributed net assets of $1,091 million into the joint venture.

ANZ’s businesses were sold at fair value to the joint venture and a profit on sale of $170 million (after tax and transaction costs) was recognised. The results of the joint venture have been included in the consolidated financial statements since the date of acquisition.

Subsequent to 30 April 2002, ANZ accounts for its interest in the joint venture using the equity method of accounting.

19:  Deferred Tax Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Future income tax assets comprises
General provision for doubtful debts	505	489	414	413
Other	660	729	332	422
Total income tax assets	1,165	1,218	746	835
Future income tax assets
Australia	874	883	605	644
Overseas	291	335	141	191
	1,165	1,218	746	835

Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences(benefits could amount to $nil, 2002: $6 million), and from realised capital losses (benefits could amount to $nil, 2002: $2 million).

These benefits will only be obtained if:

i)      the relevant entities derive future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

ii)     the relevant entities continue to comply with the conditions for deductibility imposed by law; and

iii)    there are no changes in taxation legislation adversely affecting the benefit of the taxation deductions.

20:  Goodwill

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Goodwill – at cost	248	250	128	126
Accumulated amortisation	(88)	(70)	(41)	(32)
Total goodwill(1)	160	180	87	94

(1)   Excludes notional goodwill related to the ING joint venture of $821 million (September 2002: $865 million)

21:  Other Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Property held for resale
Cost of acquisition	2	25	—	—
Provision for diminution in value	—	—	—	—
	2	25	—	—
Accrued interest/prepaid discounts	1,085	941	859	750
Accrued commission	81	133	55	93
Prepaid expenses	398	373	115	126
Treasury instruments revaluations	5,963	7,918	5,379	7,044
Security settlements	373	305	360	283
Operating leases residual value	461	437	—	—
Available for sale emerging markets portfolio	—	24	—	24
Other	1,861	1,654	1,274	1,283
Total other assets	10,224	11,810	8,042	9,603

22:  Premises and Equipment

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost(1)	442	469	22	28
Provision for depreciation	(16)	(14)	(1)	(1)
	426	455	21	27
Leasehold improvements
At cost	168	154	108	99
Provision for amortisation	(116)	(110)	(71)	(69)
	52	44	37	30
Furniture and equipment
At cost	725	706	507	477
Provision for depreciation	(488)	(475)	(324)	(316)
	237	231	183	161
Computer and office equipment
At cost	853	717	636	536
Provision for depreciation	(572)	(434)	(419)	(301)
	281	283	217	235
Software
At cost	624	515	560	474
Provision for amortisation	(159)	(96)	(139)	(85)
	465	419	421	389
Capital works in progress
At cost	24	32	18	24
Total premises and equipment	1,485	1,464	897	866

(1)   In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non-Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets land and buildings.

All premises over a specific value are subject to external valuation at least once every three years by independent valuers. Valuations are based on the estimated open market value and assume that the premises concerned continue to be used in their existing manner by the Group.

The independent valuation of the Group’s freehold land and buildings was carried out as at 30 June 2002 by Jones Lang La Salle Advisory and resulted in a valuation of $464 million (The Company: $32 million). As land and buildings are recorded at deemed cost, the valuation was not brought to account.

Group accounting policy covering the amortisation of software costs capitalised are detailed in note 1 xiv).  As at 30 September 2003 the weighted average amortisation period is 5 years.

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Freehold and leasehold land and buildings
Carrying amount at beginning of year	455	483	27	27
Additions	13	24	4	7
Disposals	(35)	(44)	(7)	(3)
Depreciation	(4)	(4)	(1)	(2)
Net foreign currency exchange difference	(3)	(4)	(2)	(2)
Carrying amount at end of year	426	455	21	27
Leasehold improvements
Carrying amount at beginning of year	44	43	30	28
Additions	25	16	16	11
Disposals	(2)	(1)	—	—
Amortisation	(15)	(14)	(9)	(8)
Net foreign currency exchange difference	—	—	—	(1)
Carrying amount at end of year	52	44	37	30
Furniture and equipment
Carrying amount at beginning of year	231	243	161	171
Additions	56	45	50	23
Disposals	(1)	(8)	—	(3)
Depreciation	(45)	(48)	(26)	(28)
Net foreign currency exchange difference	(4)	(1)	(2)	(2)
Carrying amount at end of year	237	231	183	161
Computer and office equipment
Carrying amount at beginning of year	283	260	235	215
Additions	110	151	94	124
Disposals	(12)	(40)	(36)	(33)
Depreciation	(100)	(90)	(75)	(71)
Net foreign currency exchange difference	—	2	(1)	—
Carrying amount at end of year	281	283	217	235
Software
Carrying amount at beginning of year	419	303	389	272
Additions	141	178	115	170
Disposals and writeoffs	(12)	(12)	(10)	(12)
Amortisation	(83)	(50)	(73)	(41)
Carrying amount at end of year	465	419	421	389
Capital works in progress
Carrying amount at beginning of year	32	29	24	18
Net additions (transfers)	(8)	3	(6)	6
Carrying amount at end of year	24	32	18	24
Total premises and equipment	1,485	1,464	897	866

23:  Due to Other Financial Institutions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia	1,652	2,340	1,652	2,340
Overseas	4,815	8,520	3,838	8,032
Total due to other financial institutions	6,467	10,860	5,490	10,372

Maturity analysis based on remaining term to maturity at 30 September
At call	2,887	2,639	1,948	2,338
Less than 3 months	2,893	6,623	2,859	6,453
Between 3 months and 12 months	686	694	682	677
Between 1 year and 5 years	1	904	1	904
Total due to other financial institutions	6,467	10,860	5,490	10,372

24:  Deposits and Other Borrowings

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Certificates of deposit	7,029	5,340	7,029	5,340
Term deposits	19,263	18,864	19,814	19,240
Other deposits bearing interest	40,864	37,906	40,852	37,890
Deposits not bearing interest	3,881	3,539	3,881	3,539
Commercial paper	5,458	3,963	3,722	2,868
Borrowing corporations’ debt (1)	6,822	6,430	—	—
Securities sold under agreement to repurchase	299	10	299	10
Other borrowings	713	1,085	713	1,085
	84,329	77,137	76,310	69,972
Overseas
Certificates of deposit	3,119	6,333	1,786	4,075
Term deposits	19,683	18,395	10,768	9,870
Other deposits bearing interest	6,536	6,317	771	869
Deposits not bearing interest	1,950	1,710	452	472
Commercial paper	6,981	1,654	—	—
Borrowing corporations’ debt (1)	1,797	1,713	—	—
Other unsecured borrowings	99	—	99	—
	40,165	36,122	13,876	15,286
Total deposits and other borrowings	124,494	113,259	90,186	85,258
Maturity analysis based on remaining term to maturity at 30 September
At call	48,958	46,083	41,457	39,325
Less than 3 months	56,587	49,284	37,323	36,347
Between 3 months and 12 months	10,300	13,615	5,291	8,089
Between 1 year and 5 years	8,628	4,091	6,103	1,404
After 5 years	21	186	12	93
Total deposits and other borrowings	124,494	113,259	90,186	85,258

(1)   Included in this balance is debenture stock of controlled entities. The debenture stock is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entities involved other than land and buildings. All subsidiaries of the controlled entities (except for some subsidiaries which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by the controlled entity. No subsidiaries have given any charge over their respective assets in support of the above mentioned guarantees

25:  Income Tax Liabilities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Provision for income tax	(303)	538	(381)	476
Provision for deferred income tax	1,168	593	801	315
	865	1,131	420	791
Overseas
Provision for income tax	52	37	26	32
Provision for deferred income tax	166	172	100	98
	218	209	126	130
Total income tax liabilities	1,083	1,340	546	921
Provision for deferred income tax comprises
Lease finance	95	111	46	43
Treasury instruments	511	—	511	—
Other	728	654	344	370
	1,334	765	901	413

26:  Payables and Other Liabilities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Payables	3,102	2,174	3,145	2,137
Accrued interest and unearned discounts	864	721	758	611
Treasury instruments revaluations	5,997	4,142	5,995	4,134
Accrued charges	312	258	299	237
Security settlements	165	363	165	363
Other liabilities	693	270	642	342
	11,133	7,928	11,004	7,824
Overseas
Payables	197	124	5	10
Accrued interest and unearned discounts	341	333	178	171
Treasury instruments revaluations	1,335	3,409	104	2,263
Accrued charges	143	136	49	52
Security settlements	—	48	—	37
Other liabilities	462	652	331	488
	2,478	4,702	667	3,021
Total payables and other liabilities	13,611	12,630	11,671	10,845

27:  Provisions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Employee entitlements(1)	269	253	237	222
Dividends(refer note 7 and note 1(ii))	—	692	—	692
Non-lending losses, frauds and forgeries	164	216	128	184
Restructuring costs and surplus leased space	92	143	68	103
Other	244	298	181	268
Total provisions	769	1,602	614	1,469

(1)   The aggregate liability for employee benefits largely comprise employee entitlements provisions plus liability for payroll tax and fringe benefits tax. The aggregate liability as at 30 September 2003 was $362 million consolidated and $263 million for the company (30 September 2002: $333 million consolidated and $233 million for the company)

Reconciliations of the carrying amounts of each class of provisions, except for employee entitlements are set out below:

	Consolidated	The Company
	2003	2003
Dividends(1)
Carrying amount at beginning of the year	692	692
Interim dividend 2003	666	666
Payments made during the year(2)	(1,358)	(1,358)
Carrying amount at the end of the year	—	—

Restructuring costs and surplus leased space(3)
Carrying amount at beginning of the year	143	103
Provision made during the year	45	43
Payments made during the year	(80)	(62)
Release of Provisions	(16)	(16)
Carrying amount at the end of the year	92	68

Non-lending losses frauds and forgeries(4)
Carrying amount at beginning of the year	216	184
Provision made during the year	17	6
Payments made during the year	(59)	(57)
Release of Provisions	(10)	(5)
Carrying amount at the end of the year	164	128

Other provisions(5)
Carrying amount at beginning of the year	298	268
Provision made during the year	153	111
Payments made during the year	(130)	(129)
Release of Provisions	(76)	(68)
Adjustment for exchange rate fluctuations	(1)	(1)
Carrying amount at the end of the year	244	181

(1)   A provision for dividends payable will be recognised in the reporting period in which the dividends are declared, determined, or publicly recommended. Current practice is to publicly announce dividends after the reporting period to which the dividend relates.

(2)   Includes issue of ordinary shares under the Bonus Option Plan ($25 million)

(3)   Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken, and includes termination benefits.  Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though its timing is uncertain, and the costs can be reliably estimated.

(4)   Non-lending losses frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events.

(5)   Other provisions comprise various other provisions including fringe benefits tax, fleet maintenance, workers compensation and other non-employee entitlement provisions.

28:  Bonds and Notes

		Consolidated		The Company
		2003	2002	2003	2002
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	5,772	5,758	5,331	5,758
GBP	Great British pounds	1,758	1,346	1,758	1,346
AUD	Australian dollars	688	160	688	160
NZD	New Zealand dollars	31	183	31	11
JPY	Japanese yen	304	83	304	83
EUR	Euro	4,903	4,550	4,903	4,550
HKD	Hong Kong dollars	2,259	2,188	2,259	2,188
CHF	Swiss francs	389	173	389	173
CAD	Canadian dollars	184	14	184	14
NOK	Norwegian krone	84	98	84	98
SGD	Singapore dollars	200	155	200	155
Total bonds and notes		16,572	14,708	16,131	14,536
Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months		269	399	269	399
Between 3 months and 12 months		3,652	3,502	3,652	3,330
Between 1 year and 5 years		12,651	10,807	12,210	10,807
Total bonds and notes		16,572	14,708	16,131	14,536

29:  Loan Capital

			Interest Rate	Consolidated		The Company
				2003	2002	2003	2002
			%	$m	$m	$m	$m
Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR(1) + 0.15	442	551	442	551
USD	258.7m	fixed rate notes	9.125	—	476	—	476
				442	1,027	442	1,027
Subordinated notes
USD	40m	floating rate notes due 2002(2)	LIBOR + 0.70	—	71	—	71
USD	250m	fixed notes due 2004	6.25	367	459	367	459
USD	500m	fixed notes due 2006	7.55	735	919	735	919
USD	12.5m	floating rate notes due 2007	LIBOR + 0.50	17	23	17	23
JPY	482m	floating rate notes due 2007	LIBOR + 0.50	6	7	6	7
JPY	568.8m	floating rate notes due 2008	LIBOR + 0.55	8	9	8	9
USD	14.3m	floating rate notes due 2008	LIBOR + 0.50	20	26	20	26
USD	79m	floating rate notes due 2008(3)	LIBOR + 0.53	115	145	115	145
AUD	400m	floating rate notes due 2008(4)	BBSW+ 0.57	400	400	400	400
AUD	100m	floating rate notes due 2008(4)	BBSW+ 0.57	100	100	100	100
NZD	300m	floating rate notes due 2012	BKBM(3) + 0.50	263	259	—	—
USD	550m	floating rate notes due 2013(5)	LIBOR(3) + 0.55	808	—	808	—
EUR	500m	fixed/floating rate notes due 2013(6)	4.45	854	—	854	—
GBP	400m	fixed notes due 2018	4.75	983	—	983	—
EUR	300m	floating rate notes due 2013(7)	EURIBOR(3) + 0.375	512	—	512	—
				5,188	2,418	4,925	2,159
Total loan capital				5,630	3,445	5,367	3,186
Loan capital by currency
AUD	Australian dollars			500	500	500	500
NZD	New Zealand dollars			263	259	—	—
USD	United States dollars			2,504	2,670	2,504	2,670
JPY	Japanese yen			14	16	14	16
EUR	Euro			1,366	—	1,366	—
GBP	Great British pounds			983	—	983	—
				5,630	3,445	5,367	3,186
Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months				368	71	368	71
Between 1 year and 5 years				736	1,378	736	1,378
After 5 years				4,084	969	3,821	710
Perpetual				442	1,027	442	1,027
				5,630	3,445	5,367	3,186

(1)          LIBOR is an average of rates offered on loans to leading banks in the London inter-bank market

(2)          As at 30 September 1998 principal of note outstanding was US $200 million. Note is repayable over 5 years ($40 million (20%) per annum), commencing in October 1998

(3)          Prior to January 2002, the interest rate was LIBOR+ 1.03

(4)          After March 2007 rate changes to BBSW+ 1.07

(5)          After February 2008 rate changes to LIBOR (3) + 1.05

(6)          After February 2010 rate changes to EURIBOR (3) + 0.50

(7)          After August 2008 rate changes to EURIBOR (3) + 0.875

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes, and constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

30:  Share Capital

	The Company
Number of issued shares	2003	2002	2001
Ordinary shares each fully paid	1,521,686,560	1,503,886,082	1,488,267,146
Preference shares each fully paid	134,032,000	124,032,000	124,032,000
Total number of issued shares	1,655,718,560	1,627,918,082	1,612,299,146

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares	2003	2002	2001
Balance at start of year	1,503,886,082	1,488,267,146	1,506,210,690
Bonus option plan	1,534,987	1,351,845	1,554,453
Dividend reinvestment plan	6,223,866	5,018,513	5,828,303
ANZ employee share acquisition plan	3,615,714	4,144,988	5,925,928
ANZ share option plan	6,425,911	5,103,590	2,125,120
ANZ share purchase scheme	—	—	73,000
Share buy back	—	—	(34,626,158)
Purchase of Amerika Samoa Bank	—	—	1,175,810
Balance at end of year	1,521,686,560	1,503,886,082	1,488,267,146

For a reconciliation of the movement in ordinary shares capital refer to Statement of Changes in Shareholders Equity on page 121.

The Trust Securities are fully paid non-converting non-cumulative preference shares issued for USD 6.25 per share via Trust Securities Issues in 1998.

The Trust Securities are mandatorily exchangeable for the preference shares issued by the Company, and carry an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carry no present entitlement to dividends. Distributions to investors in the Trust Securities are funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors will mandatorily exchange the Trust Securities for the preference shares and thereupon the preference shares will carry an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears. The mandatory exchange of the Trust Securities for the preference shares may occur earlier at the Company’s option or in specified circumstances.

With the prior consent of the Australian Prudential Regulation Authority, the preference shares are redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities will cease on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

b)     ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million).  ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of the Company) stapled to a fully paid preference share (issued by the Company).

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are subject to certain payment tests (ie. APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date.  Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

On any reset date, ANZ may change certain terms(subject to certain restrictions) including the next reset date, market reset (from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates.  The first reset date is 15 September 2008.  Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur.  On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%.  In certain circumstances, the Company may also require exchange other than on a reset date.

Upon the occurrence of an assignment event, ANZ StEPS become unstapled.  In this case, the note will be assigned from the holder, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with Trust Securities Issues in all respects.  Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

On a winding up of the Company, the rights of ANZ StEPS holders will be determined by the preference share component of ANZ StEPS.  Those preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transactions costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Preference share net proceeds at start of year
• Trust Securities Issues (USD 748 million)(1)	1,375	1,526	1,375	1,526
	1,375	1,526	1,375	1,526
Retranslation of Trust Securities Issues(2)	(150)	(151)	(150)	(151)
	1,225	1,375	1,225	1,375
Preference share net proceeds from new issues during the year
• ANZ StEPS(1)	987	—	987	—
	2,212	1,375	2,212	1,375

Preference share net proceeds at end of year
• Trust Securities Issues (USD 748 million)(1)	1,225	1,375	1,225	1,375
• ANZ StEPS(1)	987	—	987	—
Balance at end of year	2,212	1,375	2,212	1,375

(1)          Net of issue costs

(2)          From 1 October 2002, the net proceeds are translated at the spot rate applicable at date of issue.  Before 1 October 2002, the net proceeds were translated at the current spot rate at each reporting period. Refer accounting policy note 1

Share Buybacks

The Company conducted no on-market buybacks during the years ended 30 September 2003 and 2002.

31:  Outside Equity Interests

	Consolidated
	2003	2002
	$m	$m
Share capital	2	2
Retained Profits	15	15
Total outside equity interests	17	17

32:  Capital Adequacy

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into tier 1, or ‘core’ capital, and tier 2, or ‘supplementary’ capital. For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of tier 1 capital. Banks are required to deduct from total capital any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities. Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

The measurement of risk weighted assets is based on: a) A credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned and: b) The recognition of risk weighted assets attributable to market risk arising from trading and commodity positions. Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2003	2002
	$m	$m
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	13,787	11,465
Asset revaluation reserve	(31)	(31)
Dividend	(777)	—
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(168)	(48)
Unamortised goodwill and other intangibles(1)	(1,044)	(158)
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)
Tier 1 capital	11,740	11,201
Tier 2
Asset revaluation reserve	31	31
Perpetual subordinated notes	442	1,027
General provision for doubtful debts(2)	1,029	1,007
	1,502	2,065
Subordinated notes(3)	4,563	1,872
Tier 2 capital	6,065	3,937
Deductions
Investment in Funds Management and securitisation entities	(56)	(45)
Investment in joint venture with INGA(1)	(708)	(1,591)
Other	(156)	(67)
	(920)	(1,703)
Total qualifying capital	16,885	13,435
Adjusted common equity(4)	8,679	8,073

	Assets		Risk weighted assets
	2003	2002	2003	2002
	$m	$m	$m	$m
Statement of financial position
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claims on OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets	19,817	21,188	—	—
Claims on approved banks and local Governments	8,350	10,827	1,670	2,165
Advances secured by residential mortgages	76,711	65,575	38,355	32,788
Other assets – credit risk	88,042	82,697	88,042	82,697
Total statement of financial position assets – credit risk	192,920	180,287	128,067	117,650
Trading assets – market risk	2,671	2,818	n/a	n/a
Total statement of financial position assets	195,591	183,105	128,067	117,650

(1)          From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital.  Prior to this, the deduction was from total capital

(2)          Excluding attributable future income tax benefit

(3)          Subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(4)          Tier 1 capital, less preference share capital (converted at 30 September 2003 rates), less deductions

	Contract/ notional amount		Credit equivalent		Risk weighted assets
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures
Direct credit substitutes	9,771	9,853	9,771	9,853	8,115	8,304
Trade and performance related items	10,782	12,781	4,864	5,905	4,502	5,431
Commitments	65,396	60,409	7,632	7,296	7,422	6,506
Foreign exchange, interest rate and other market related transactions	516,773	470,287	11,469	10,080	3,387	3,126
Total off balance sheet exposures – credit risk	602,722	553,330	33,736	33,134	23,426	23,367
Total risk weighted assets – credit risk					151,493	141,017
Risk weighted assets – market risk					671	373

Total risk weighted assets					152,164	141,390

	%	%
Capital adequacy ratios
Tier 1	7.7	7.9
Tier 2	4.0	2.8
Deductions	(0.6)	(1.2)
Total	11.1	9.5
Adjusted common equity(1)	5.7	5.7

(1)          Tier 1 capital, less preference share capital (converted at 30 September 2003 rates), less deductions

33:  Average Balance Sheet and Related Interest

Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Non-accrual loans are included under the interest earning asset category ‘Loans, advances and bills discounted’. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	432	21	4.9	653	26	4.0	858	47	5.5
New Zealand	582	23	4.0	570	26	4.6	589	34	5.7
Overseas markets	2,046	48	2.3	2,404	69	2.9	2,326	133	5.7
Investments in public securities
Australia	6,390	301	4.7	5,384	259	4.8	4,517	254	5.6
New Zealand	1,642	73	4.4	1,253	55	4.4	1,690	103	6.1
Overseas markets	1,870	78	4.2	1,550	82	5.3	1,613	114	7.1
Loans, advances and bills discounted
Australia	110,260	7,263	6.6	95,846	6,273	6.5	90,028	6,694	7.4
New Zealand	20,365	1,577	7.7	18,129	1,363	7.5	17,258	1,466	8.5
Overseas markets	12,213	503	4.1	14,195	627	4.4	15,087	986	6.5
Other assets
Australia	1,606	105	6.5	1,463	17	1.2	1,475	98	6.7
New Zealand	1,353	106	7.8	1,349	83	6.2	1,109	69	6.3
Overseas markets	3,395	140	4.1	3,124	179	5.7	2,751	276	10.0
Intragroup assets
Overseas markets	9,858	200	2.0	9,525	211	2.2	12,358	536	4.3
	172,012	10,438		155,445	9,270		151,659	10,810
Intragroup elimination	(9,858)	(200)		(9,525)	(211)		(12,358)	(536)
	162,154	10,238	6.3	145,920	9,059	6.2	139,301	10,274	7.4

Non-interest earning assets
Acceptances
Australia	13,492			14,556			15,421
Overseas markets	88			152			249
Premises and equipment	1,436			1,349			1,264
Other assets	15,781			18,189			19,957
Provisions for doubtful debts
Australia	(1,838)			(1,805)			(1,742)
New Zealand	(211)			(176)			(166)
Overseas markets	(75)			(58)			(156)
	28,673			32,207			34,827
Total assets	190,827			178,127			174,128

Total average assets
Australia	142,491			130,515			126,530
New Zealand	25,333			22,607			21,925
Overseas markets	32,861			34,530			38,031
	200,685			187,652			186,486
Intragroup elimination	(9,858)			(9,525)			(12,358)
	190,827			178,127			174,128
% of total average assets attributable to overseas activities	25.3%			26.7%			27.3%

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	25,171	1,165	4.6	20,741	937	4.5	19,395	1,081	5.6
New Zealand	10,666	570	5.3	8,894	456	5.1	8,411	519	6.2
Overseas markets	14,738	336	2.3	15,113	417	2.8	13,156	658	5.0
Savings deposits
Australia	11,959	279	2.3	10,964	245	2.2	9,623	269	2.8
New Zealand	3,285	79	2.4	3,113	76	2.4	2,832	89	3.1
Overseas markets	405	3	0.7	449	7	1.6	353	7	2.0
Other demand deposits
Australia	26,718	963	3.6	23,397	792	3.4	20,456	872	4.3
New Zealand	2,108	98	4.6	1,903	78	4.1	1,621	82	5.0
Overseas markets	642	9	1.4	704	11	1.6	809	20	2.5
Due to other financial institutions
Australia	957	49	5.1	942	49	5.2	434	31	7.2
New Zealand	631	23	3.6	514	17	3.3	481	20	4.2
Overseas markets	6,446	111	1.7	7,399	180	2.4	10,224	539	5.3
Commercial paper
Australia	5,216	252	4.8	3,888	178	4.6	5,275	310	5.9
Overseas markets	4,740	58	1.2	3,641	73	2.0	5,408	274	5.1
Borrowing corporations’ debt
Australia	6,626	353	5.3	6,097	316	5.2	6,108	365	6.0
New Zealand	1,824	108	5.9	1,472	88	6.0	1,334	88	6.6
Loan capital, bonds and notes
Australia	19,783	1,011	5.1	15,639	756	4.8	12,397	733	5.9
New Zealand	521	37	7.1	441	30	6.8	399	29	7.2
Overseas markets	184	4	2.2	540	15	2.8	600	35	5.9
Other liabilities(1)
Australia	2,714	276	n/a	1,463	167	n/a	1,938	171	n/a
New Zealand	96	97	n/a	117	98	n/a	108	160	n/a
Overseas markets	33	23	n/a	37	33	n/a	47	66	n/a
Intragroup Liabilities
Australia	7,926	134	1.7	6,778	128	1.9	8,763	395	4.5
New Zealand	1,932	66	3.4	2,747	83	3.0	3,595	141	3.9
	155,321	6,104		136,993	5,230		133,767	6,954
Intragroup elimination	(9,858)	(200)		(9,525)	(211)		(12,358)	(536)
	145,463	5,904	4.1	127,468	5,019	3.9	121,409	6,418	5.3

(1)          Includes foreign exchange swap costs

	2003	2002	2001
	Average balance	Average balance	Average balance
	$m	$m	$m
Non-interest bearing liabilities
Deposits
Australia	3,656	3,925	3,713
New Zealand	1,159	873	883
Overseas markets	683	597	432
Acceptances
Australia	13,492	14,556	15,421
Overseas markets	88	152	249
Other liabilities	14,113	19,634	21,917
	33,191	39,737	42,615
Total liabilities	178,654	167,205	164,024
Total average liabilities
Australia	134,462	123,341	120,416
New Zealand	24,071	21,507	20,988
Overseas markets	29,979	31,882	34,978
	188,512	176,730	176,382
Intragroup elimination	(9,858)	(9,525)	(12,358)
	178,654	167,205	164,024
Total average shareholders’ equity
Ordinary share capital(1)	10,929	9,507	8,666
Preference share capital	1,244	1,415	1,438
	12,173	10,922	10,104
Total average liabilities and shareholders’ equity	190,827	178,127	174,128
% of total average liabilities attributable to overseas activities	29.2%	30.3%	31.9%

(1)   Includes reserves and retained profits

34:  Interest Spreads and Net Interest Average Margins

	2003	2002	2001
	$m	$m	$m
Net interest income(1)
Australia	3,210	3,009	2,868
New Zealand	699	601	544
Overseas markets	425	432	446
	4,334	4,042	3,858
Average interest earning assets
Australia	118,688	103,346	96,878
New Zealand	23,942	21,301	20,646
Overseas markets	29,382	30,798	34,135
Intragroup elimination	(9,858)	(9,525)	(12,358)
	162,154	145,920	139,301

	%	%	%
Gross earnings rate(2)
Australia	6.48	6.36	7.32
New Zealand	7.43	7.17	8.10
Overseas markets	3.30	3.79	5.99
Group	6.31	6.21	7.38
Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	2.31	2.44	2.35
Interest forgone on impaired assets(3)	(0.02)	(0.04)	(0.03)
Net interest spread	2.29	2.40	2.32
Interest attributable to net non-interest bearing items	0.41	0.51	0.64
Net interest average margin – Australia	2.70	2.91	2.96
New Zealand
Gross interest spread	2.30	2.34	2.13
Interest forgone on impaired assets(3)	—	—	(0.03)
Net interest spread	2.30	2.34	2.10
Interest attributable to net non-interest bearing items	0.62	0.48	0.54
Net interest average margin – New Zealand	2.92	2.82	2.64
Overseas markets
Gross interest spread	1.37	1.20	0.92
Interest forgone on impaired assets(3)	(0.07)	(0.05)	(0.16)
Net interest spread	1.30	1.15	0.76
Interest attributable to net non-interest bearing items	0.15	0.25	0.55
Net interest average margin – Overseas markets	1.45	1.40	1.31
Group
Gross interest spread	2.28	2.31	2.15
Interest forgone on impaired assets(3)	(0.03)	(0.04)	(0.06)
Net interest spread	2.25	2.27	2.09
Interest attributable to net non-interest bearing items	0.42	0.50	0.68
Net interest average margin – Group	2.67	2.77	2.77

(1)          On a tax equivalent basis

(2)          Average interest rate received on interest earning assets. Overseas markets includes intragroup assets

(3)          Refer note 14 to the financial report

35:  Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees chaired by the Chief Financial Officer. The Credit and Trading Risk Committee is responsible for traded market risk, while the Group Asset and Liability Committee is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies on a monthly basis.

The Value at Risk (VaR) Measure

A key measure of market risk is Value at Risk (VaR). VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

The confidence level is such that there is 97.5% probability that the loss will not exceed the VaR estimate on any given day.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation. The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated supplementary limits to measure and manage traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03	As at Sep 02	High for period Sep 02	Low for period Sep 02	Avg for period Sep 02
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	1.4	2.0	0.3	0.8	1.1	2.3	0.5	1.1
Interest rate	1.1	2.1	0.5	1.0	1.0	3.4	0.7	1.5
Diversification benefit	(0.8)	(1.5)	(0.1)	(0.5)	(0.6)	(1.8)	(0.2)	(0.5)
Total	1.7	2.6	0.7	1.3	1.5	3.9	1.0	2.1

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as Total Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks(Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group’s capital.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (Note 36).

a)     VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03	As at Sep 02	High for period Sep 02
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
ANZ	24.4	59.3	22.2	40.8	56.9	56.9
Diversification impact	—	—	—	—	—	—
Total	24.4	59.3	22.2	40.8	56.9	56.9

b)     Scenario Analysis – A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months. This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years – expressed as a percentage of reported net interest income. The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months. Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2003	2002
Impact of 1% Rate Shock
As at 30 September	1.67%	0.43%
Maximum exposure (in absolute terms)	1.67%	0.63%
Minimum exposure (in absolute terms)	0.03%	0.04%
Average exposure (in absolute terms)	0.74%	0.25%

The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income. On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

The repricing gaps themselves are constructed based on contractual repricing information. However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group’s discretion), a profile based on historically observed and/or anticipated rate sensitivity is used. This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing. For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand. In these centres, a sophisticated balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios – with different market interest rate environments and future balance sheet structures – to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

Revenue related hedge contracts outstanding at 30 September 2003 were USD 93 million, GBP 6 million and NZD 1,287 million.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

36:  Interest Sensitivity Gap

The following table represents the interest rate sensitivity as at 30 September 2003 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Group’s discretion. In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions.

At 30 September 2003	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	6,857	388	103	47	36	1,588	9,019
Trading and investment securities	4,452	890	1,231	2,059	291	57	8,980
Net loans and advances	117,209	6,796	7,201	18,804	466	(1,011)	149,465
Other assets	640	61	92	828	58	26,448	28,127
Total assets	129,158	8,135	8,627	21,738	851	27,082	195,591
Certificates of deposit and term deposits	39,945	4,313	2,634	2,158	44	—	49,094
Other deposits	43,002	471	956	2,971	—	5,831	53,231
Other borrowings and due to other financial institutions	20,408	2,591	2,352	2,024	35	1,226	28,636
Other liabilities	480	19	65	441	117	27,519	28,641
Bonds, notes and loan capital	10,384	1,273	241	8,466	1,838	—	22,202
Total liabilities	114,219	8,667	6,248	16,060	2,034	34,576	181,804
Shareholders’ equity and outside equity interests	—	—	—	—	—	13,787	13,787
Off balance sheet items affecting interest rate sensitivity	(4,818)	(111)	(1,214)	5,227	916	—	—
Interest sensitivity gap
• net	10,121	(643)	1,165	10,905	(267)	(21,281)	—
• cumulative	10,121	9,478	10,643	21,548	21,281	—	—

The bulk of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis. The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits. Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments are used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

The following table represents the interest rate sensitivity as at 30 September 2002 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

At 30 September 2002	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,071	893	11	44	32	2,174	11,225
Trading and investment securities	6,339	717	646	1,247	365	168	9,482
Net loans and advances	99,459	6,918	7,130	19,028	545	(1,020)	132,060
Other assets	86	56	73	245	104	29,774	30,338
Total assets	113,955	8,584	7,860	20,564	1,046	31,096	183,105
Certificates of deposit and term deposits	38,231	5,183	3,638	1,869	11	—	48,932
Other deposits	38,073	820	984	4,283	—	5,312	49,472
Other borrowings and due to other financial institutions	16,494	2,694	2,589	2,014	25	1,937	25,753
Other liabilities	124	2	—	1	22	29,181	29,330
Bonds, notes and loan capital	8,646	1,087	486	7,458	476	—	18,153
Total liabilities	101,568	9,786	7,697	15,625	534	36,430	171,640
Shareholders’ equity and outside equity interests						11,465	11,465
Off balance sheet items affecting interest rate sensitivity	(7,873)	(1,859)	(2,189)	12,289	(368)	—	—
Interest sensitivity gap
• net	4,514	(3,061)	(2,026)	17,228	144	(16,799)	—
• cumulative	4,514	1,453	(573)	16,655	16,799	—	—

37:  Net Fair Value of Financial Instruments

Australian Accounting Standard AASB 1033: Presentation and Disclosure of Financial Instruments (AASB 1033) requires disclosure of the net fair value of on and off balance sheet financial instruments. The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits, and specified financial instruments, such as interests in controlled entities. The aggregate net fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Net fair value is the fair value adjusted for transaction costs.

Quoted market prices, where available, are adjusted for material transaction costs and used as the measure of net fair value. In cases where quoted market values are not available, net fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the net fair value was assumed to equate to the carrying amount in the Group’s statement of financial position.

The fair values are based on relevant information available as at 30 September 2003. While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2003, and therefore the net fair value of the financial instruments subsequent to 30 September 2003 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2003	2002	2003	2002
	$m	$m	$m	$m
Liquid assets	6,592	7,410	6,592	7,410
Due from other financial institutions	2,427	3,815	2,427	3,815
Trading securities	4,213	5,873	4,213	5,873
Investment securities, shares in associates and joint venture entities	6,706	5,389	6,581	5,301
Loans and advances	151,058	133,793	149,465	132,060
Customers’ liabilities for acceptances	13,178	13,796	13,178	13,796
Other financial assets	10,618	12,114	9,824	11,413

Liquid assets and Due from other financial institutions

The carrying values of these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

Trading securities

Trading securities are carried at market value. Market value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

Investment securities

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Shares in associates and joint venture entities

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, or by reference to the net tangible asset backing of the investee.

Loans, advances and Customers’ liabilities for acceptances

The carrying value of loans, advances and acceptances is net of specific and general provisions for doubtful debts and income yet to mature. The estimated net fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for either specific or general provisions for doubtful debts.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value. For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

The difference between estimated net fair values of loans, advances and acceptances and carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

Net lease receivables, with a carrying value of $2,996 million (2002 $3,151 million) and a net fair value of $3,003 million (2002: $3,155 million), are included in loans and advances.

Other financial assets

Included in this category are accrued interest, fees receivable and derivative financial instruments. The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts were valued using market prices and option valuation models as appropriate.

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2003	2002	2003	2002
	$m	$m	$m	$m
Due to other financial institutions	6,467	10,860	6,467	10,860
Deposits and other borrowings	124,519	113,342	124,494	113,259
Liability for acceptances	13,178	13,796	13,178	13,796
Bonds and notes	16,837	14,999	16,572	14,708
Loan capital	5,640	3,505	5,630	3,445
Other financial liabilities	13,285	12,375	13,062	12,156

Due to other financial institutions

The carrying value of amounts due to other financial institutions is considered to approximate the net fair value.

Deposits and other borrowings

The net fair value of a deposit liability without a specified maturity or at call is deemed by AASB 1033 to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

Bonds and notes and Loan capital

The aggregate net fair value of bonds and notes and loan capital at 30 September 2003 was calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

Other financial liabilities

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value. Also included are derivative financial instruments, where fair value is determined on the basis described under ‘Other financial assets’.

Income tax liabilities, other provisions and accrued charges are not considered financial instruments.

Commitments and contingencies

As outlined in note 48, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

Transaction costs

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 ‘Disclosures about Fair Value of Financial Instruments’ (SFAS 107) is calculated without regard to estimated transaction costs. Such transaction costs are not material, and accordingly the fair values shown above would not differ materially from fair values calculated in accordance with SFAS 107.

38:  Derivative Financial Instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments. The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Derivative transactions generate income for the Group from buy/sell spreads and from trading positions taken by the Group. Income from these transactions is taken to net interest income, foreign exchange earnings or profit on trading instruments. Income or expense on derivatives entered into for balance sheet and revenue hedging purposes is accrued and recorded as an adjustment to the interest income or expense of the related hedged item.

Credit risk

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation. Credit risk arises when market movements are such that the derivative has a positive value to the Group. It is the cost of replacing the contract in the event of counterparty default. The Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The following table provides an overview of the Group’s exchange rate, credit, commodity and interest rate derivatives. It includes all trading and other than trading contracts. Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative.

The credit equivalent amount is calculated in accordance with the Australian Prudential Regulation Authority’s Capital Adequacy guidelines. It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

Consolidated	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	144,687	3,717	(683)	140,867	3,390	815
Swap agreements	42,528	3,124	(121)	23,834	1,807	(13)
Futures contracts(1)	353	n/a	—	337	n/a	—
Options purchased	10,971	433	395	8,779	435	272
Options sold(2)	15,889	n/a	(451)	11,741	n/a	(216)
Other contracts	3,818	408	112	3,046	623	456
	218,246	7,682	(748)	188,604	6,255	1,314
Interest rate contracts
Forward rate agreements	47,617	10	11	35,890	18	5
Swap agreements	236,083	3,232	487	212,765	3,491	634
Futures contracts(1)	13,458	n/a	3	26,934	n/a	(4)
Options purchased	11,961	117	61	16,118	127	88
Options sold(2)	13,987	n/a	(23)	9,244	n/a	(65)
	323,106	3,359	539	300,951	3,636	658
Credit contracts
Credit default swaps(3)	8,520	2,836	73	5,722	3,277	(13)
	549,872	13,877	(136)	495,277	13,168	1,959

(1)          Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(2)          Options sold have no credit exposure, as they represent obligations rather than assets

(3)          Credit default swaps include structured financing transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 750 million (2002: USD 750 million)

The maturity structure of derivative activity is a primary component of potential credit exposure. The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts. The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated At 30 September 2003	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	138,559	5,677	451	144,687	130,825	13,862
Swap agreements	9,632	24,616	8,280	42,528	17,763	24,765
Future contracts	348	5	—	353	353	—
Options purchased	10,002	792	177	10,971	10,971	—
Options sold	14,475	1,228	186	15,889	15,889	—
Other contracts	1,379	2,258	181	3,818	3,808	10
	174,395	34,576	9,275	218,246	179,609	38,637
Interest rate contracts
Forward rate agreements	47,090	527	—	47,617	42,764	4,853
Swap agreements	94,922	106,612	34,549	236,083	186,760	49,323
Futures contracts	13,114	344	—	13,458	13,458	—
Options purchased	5,407	5,790	764	11,961	11,961	—
Options sold	13,987	—	—	13,987	13,987	—
	174,520	113,273	35,313	323,106	268,930	54,176
Credit contracts
Credit default swaps	2,157	6,287	76	8,520	5,298	3,222
Total	351,072	154,136	44,664	549,872	453,837	96,035

	Remaining life
Consolidated At 30 September 2002	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	132,923	7,480	464	140,867	130,940	9,927
Swap agreements	5,315	13,448	5,071	23,834	6,534	17,300
Future contracts	325	12	—	337	337	—
Options purchased	7,019	1,498	262	8,779	8,779	—
Options sold	9,658	1,918	165	11,741	11,741	—
Other contracts	955	1,789	302	3,046	2,959	87
	156,195	26,145	6,264	188,604	161,290	27,314
Interest rate contracts
Forward rate agreements	35,608	282	—	35,890	32,681	3,209
Swap agreements	95,830	86,697	30,238	212,765	173,199	39,566
Futures contracts	18,087	8,847	—	26,934	26,705	229
Options purchased	9,012	6,554	552	16,118	16,118	—
Options sold	8,959	280	5	9,244	9,244	—
	167,496	102,660	30,795	300,951	257,947	43,004
Credit contracts
Credit default swaps	1,520	4,156	46	5,722	1,718	4,004
Total	325,211	132,961	37,105	495,277	420,955	74,322

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

In excess of 50% (2002: 40%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

Consolidated At 30 September 2003	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	227	6,559	5,531	12,317
New Zealand	21	531	506	1,058
Overseas markets	3	386	113	502
	251	7,476	6,150	13,877

Consolidated At 30 September 2002	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	402	3,113	6,351	9,866
New Zealand	17	378	333	728
Overseas markets	1	2,206	367	2,574
	420	5,697	7,051	13,168

The next table shows the fair values of the Group’s derivatives by product type, disaggregated into gross unrealised gains and gross unrealised losses.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Other than Trading		Trading		Trading
Consolidated	Fair value as at 2003	Fair value as at 2002	Fair value as at 2003	Fair value as at 2002	Fair value Average 2003	Fair value Average 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	628	1,452	1,923	553	1,284	2,187
Gross unrealised losses	(2,509)	(349)	(725)	(841)	(794)	(1,689)
Swap agreements
Gross unrealised gains	397	333	776	436	554	354
Gross unrealised losses	(283)	(96)	(1,011)	(686)	(672)	(728)
Options purchased	—	—	395	272	270	348
Options sold	—	—	(451)	(216)	(326)	(412)
Other contracts
Gross unrealised gains	—	—	245	501	315	459
Gross unrealised losses	—	—	(133)	(45)	(136)	(45)
	(1,767)	1,340	1,019	(26)	495	474
Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	—	13	16	7	19
Gross unrealised losses	—	—	(2)	(11)	(1)	(11)
Swap agreements
Gross unrealised gains	402	605	1,843	2,013	1,885	2,181
Gross unrealised losses	(228)	(267)	(1,530)	(1,717)	(1,561)	(1,911)
Futures contracts
Gross unrealised gains	—	—	51	36	41	51
Gross unrealised losses	—	—	(48)	(40)	(37)	(56)
Options purchased	—	—	61	88	79	81
Options sold	—	—	(23)	(65)	(58)	(71)
	174	338	365	320	355	283
Credit contracts
Credit default swaps
Gross unrealised gains	74	—	34	75	44	42
Gross unrealised losses	—	(15)	(35)	(73)	(69)	(33)
	74	(15)	(1)	2	(25)	9
Total	(1,519)	1,663	1,383	296	825	766

The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams. The principal objectives of asset and liability management are to hedge the market value of the Group’s capital and to manage and control the sensitivity of the Group’s income while maintaining acceptable levels of interest rate and liquidity risk. The Group also uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign currency denominated assets and liabilities and future revenue streams.

During the year NZD 1.6 billion hedge of NZD revenue were put in place to lock in historically high NZD exchange rates. Hedge contracts outstanding at 30 September 2003 totalled NZD 1.3 billion.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for balance sheet hedging and revenue related hedging.

Consolidated	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	179,609	5,795	1,019	161,290	3,689	(26)
Balance sheet hedging purposes	37,360	1,874	(1,857)	26,926	2,562	1,361
Revenue related hedging	1,277	13	90	388	4	(21)
	218,246	7,682	(748)	188,604	6,255	1,314
Interest rate contracts
Customer-related and trading purposes	268,930	2,931	365	257,947	2,992	320
Balance sheet hedging purposes	54,176	428	174	43,004	644	338
	323,106	3,359	539	300,951	3,636	658
Credit contracts
Customer –related and trading purposes	5,298	427	(1)	1,718	189	2
Balance sheet hedging purposes	3,222	2,409	74	4,004	3,088	(15)
	8,520	2,836	73	5,722	3,277	(13)
Total	549,872	13,877	(136)	495,277	13,168	1,959

Detailed below are the net deferred realised and unrealised gains and losses arising from other than trading contracts used to hedge interest rate exposure or to hedge anticipated transactions. These gains and losses are deferred only to the extent that there is an offsetting unrecognised gain or loss on the exposure being hedged. Deferred gains or losses are generally amortised over the expected term of the hedged exposure.

	Foreign Exchange Contracts		Interest Rate and Credit Contracts		Total
Consolidated	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	47	(10)	214	165	261	155
One to two years	26	(7)	86	130	112	123
Two to five years	14	(3)	117	105	131	102
Greater than five years	—	—	(5)	102	(5)	102
	87	(20)	412	502	499	482

39:  Securitisation

During the year ended 30 September 2003, the Group did not securitise any residential mortgage loans (2002: $nil) or commercial loans (2002: $66 million).

Loans previously securitised have been removed from the Group’s balance sheet and transferred to third party special purpose entities (SPEs).

The Group retains servicing and (for some loans) custodian responsibilities for the loans sold. Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

The Group does not hold any material retained interest in the loans that have been sold. There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arms’ length services and facilities.

The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group. Neither the Company nor the Group in any way stands behind the capital value and/or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arms’ length services and facilities.

The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs. The facilities are undrawn. The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks. All these transactions are completed on an arms’ length basis.

The following table summarises the cash flows between the Group and the SPEs in respect of securitisation activities.

	2003	2002
	$m	$m
Proceeds from securitising loans	—	66
Servicing fees received	4	6
Other cash inflows	13	17

40:  Life Insurance

	2003	Consolidated 2002(1)	2001
	$m	$m	$m
Reconciliation of Life Insurance margin on services operating income to profit after income tax:
Premium and related revenue	—	701	1,600
Investment revenue	—	238	20
Claims expense	—	(636)	(1,330)
Insurance policy liabilities expense	—	(204)	(100)
Life insurance margin on services operating income	—	99	190
Operating expenses	—	(54)	(105)
Profit before income tax	—	45	85
Income tax expense	—	(20)	(47)
Profit after income tax	—	25	38
Profit after income tax arose from:
Movements in policy liabilities separated between:
Planned margin of revenues over expenses released	—	18	36
Difference between actual and assumed experience	—	(1)	(11)
Investment earnings on assets in excess of policy liabilities	—	8	13
Profit after income tax	—	25	38

(1)   ANZ Life Assurance Company Limited was sold into a joint venture with ING Australia in April 2002. Accordingly the results shown only include profits to 30 April 2002

41:  Segment Analysis

For management purposes the Group is organised into nine major business segments including Personal Banking Australia, ING Australia, Institutional Financial Services, Corporate, New Zealand Banking, Mortgages, Consumer Finance, Esanda and UDC and Asia Pacific.

A description of each segment is shown below:

Personal Banking Australia	Provides a full range of banking and distribution services for consumers in Australia.

ING Australia	A joint venture between ANZ and ING Group, provides wealth creation, management and protection products and services for consumers

Institutional Financial Services	Comprises institutional banking, transaction services, foreign exchange, capital markets, structured finance international, corporate financing and advisory

Corporate	Comprises corporate banking and small to medium enterprise banking in Australia

New Zealand Banking	Provides a full range of banking services including wealth management, for personal, small business and corporate customers in New Zealand

Mortgages	Provides mortgage finance secured by residential real estate in Australia and New Zealand

Consumer Finance	Provides consumer and commercial credit cards, ePayment products, personal loans and merchant payment facilities

Esanda and UDC	Provides motor vehicle and equipment finance; equipment operating leases and management services; fleet management services; and investment products

Asia Pacific	Provides retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia

As the composition of segments has changed over time, September 2002 comparatives have been adjusted to be consistent with the 2003 segment definitions. Comparatives for the year ended 30 September 2001 have not been provided because data could not reasonably be disaggregated into the changed segments.

Business Segment Analysis(1), (2)

Consolidated 30 September 2003	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	359	—	2,146	723	299	4,397	695	1,005	137	454	10,215
External interest expense	(861)	(16)	(2,074)	(396)	(475)	(197)	—	(512)	(129)	(1,244)	(5,904)
Net intersegment interest	1,353	—	629	160	487	(3,425)	(246)	(143)	112	1,073	—
Net interest income	851	(16)	701	487	311	775	449	350	120	283	4,311
Other external operating income	378	(9)	1,193	209	181	90	358	86	134	82	2,702
Net intersegment income	389	—	(25)	(43)	46	(267)	(93)	(7)	—	—	—
Operating income	1,618	(25)	1,869	653	538	598	714	429	254	365	7,013
Other external expenses	(835)	2	(547)	(178)	(222)	(140)	(260)	(157)	(97)	(794)	(3,228)
Net intersegment expenses	(213)	(2)	(121)	(41)	(92)	(39)	(87)	(25)	(34)	654	—
Operating expenses	(1,048)	—	(668)	(219)	(314)	(179)	(347)	(182)	(131)	(140)	(3,228)
Share of net profit/loss of equity accounted investments	—	55	3	—	—	—	(1)	—	55	(6)	106
Charge for doubtful debts	(27)	—	(165)	(48)	(13)	(31)	(152)	(63)	(10)	(105)	(614)
Income tax expense	(159)	8	(266)	(116)	(70)	(118)	(69)	(57)	(36)	(43)	(926)
Outside equity interests	—	—	(1)	—	—	—	(1)	—	(1)	—	(3)
Profit after income tax	384	38	772	270	141	270	144	127	131	71	2,348
Non-Cash Expenses
Depreciation	56	—	16	2	9	6	27	16	9	106	247
Amortisation of goodwill	—	—	1	—	—	7	5	2	3	—	18
Financial Position
Total external assets	6,696	1,736	56,529	16,085	4,225	77,586	6,135	13,460	1,949	11,190	195,591
Associate investments	12	1,648	32	—	—	—	—	1	117	4	1,814
Total external liabilities	33,078	403	47,439	17,950	11,833	4,219	343	10,795	4,850	50,894	181,804

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk & Finance

The following analysis details financial information by business segment.

Business Segment Analysis(1), (2)

Consolidated 30 September 2002	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3),(4)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

External interest income	360	(16)	2,029	630	250	3,671	598	967	136	412	9,037
External interest expense	(559)	(14)	(1,968)	(318)	(397)	(159)	—	(472)	(124)	(1,008)	(5,019)
Net intersegment interest	989	25	653	136	424	(2,827)	(206)	(157)	110	853	—
Net interest income	790	(5)	714	448	277	685	392	338	122	257	4,018
Other external operating income	368	156	1,116	197	167	89	399	69	115	263	2,939
Net intersegment income	399	(40)	(28)	(41)	46	(233)	(92)	(8)	—	(3)	—
Operating income	1,557	111	1,802	604	490	541	699	399	237	517	6,957
Other external expenses	(812)	(62)	(568)	(170)	(191)	(120)	(234)	(151)	(95)	(502)	(2,905)
Net intersegment expenses	(207)	19	(114)	(42)	(90)	(40)	(76)	(29)	(29)	608	—
Operating expenses	(1,019)	(43)	(682)	(212)	(281)	(160)	(310)	(180)	(124)	106	(2,905)
Share of net profit/loss of equity accounted investments	—	2	2	—	—	—	(5)	—	30	2	31
Charge for doubtful debts	(24)	—	(173)	(46)	(13)	(28)	(161)	(69)	(10)	(336)	(860)
Income tax expense	(154)	(27)	(231)	(104)	(65)	(106)	(73)	(47)	(35)	(56)	(898)
Outside equity interests	—	—	(3)	—	—	—	—	—	—	—	(3)
Profit after income tax	360	43	715	242	131	247	150	103	98	233	2,322
Non-Cash Expenses
Depreciation	41	17	1	11	6	20	11	2	7	90	206
Amortisation of goodwill	—	—	1	—	—	7	7	2	3	—	20
Financial Position
Total external assets	5,832	1,638	59,155	13,538	3,797	64,826	5,551	12,410	1,932	14,426	183,105
Associate investments	—	1,593	24	—	—	—	4	1	67	3	1,692
Total external liabilities	30,076	398	50,464	15,699	11,108	3,551	249	9,704	5,148	45,243	171,640

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology & Shared Services; Corporate Centre, Risk & Finance

(4)          Includes net profit from disposal of investments

The following analysis details financial information by geographic location.

Geographic Segment Analysis(5), (6)

Consolidated	2003		2002		2001
	$m	%	$m	%	$m	%
Income
Australia	9,508	73	8,697	72	9,012	70
New Zealand	2,149	17	1,917	16	2,011	16
Overseas markets	1,366	10	1,393	12	1,801	14
	13,023	100	12,007	100	12,824	100
Total assets
Australia	151,538	77	135,050	74	133,057	72
New Zealand	25,696	13	23,799	13	22,337	12
Overseas markets	18,357	10	24,256	13	30,099	16
	195,591	100	183,105	100	185,493	100
Net profit before tax(7)
Australia	2,371	72	2,391	74	2,160	78
New Zealand	495	15	456	14	395	14
Overseas markets	411	13	376	12	228	8
	3,277	100	3,223	100	2,783	100

(5)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(6)          The geographic segments represent the locations in which the transaction was booked

(7)          Includes outside equity interests

42:  Notes to the Statements of Cash Flows

Consolidated			The Company
2003	2002	2001	2003	2002
$m	$m	$m	$m	$m

a)     Reconciliation of net profit after income tax to net cash provided by operating activities

	Inflows (Outflows)			Inflows (Outflows)
Net profit after income tax	2,348	2,322	1,870	3,068	1,507
Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	614	860	531	464	710
Depreciation and amortisation	265	226	181	193	113
Provision for employee entitlements, restructuring and other provisions	139	248	300	87	224
Payments from provisions	(269)	(436)	(288)	(248)	(299)
(Profit) loss on sale of premises and equipment	5	(5)	(1)	6	(1)
Provision for surplus lease space	(11)	1	—	(1)	1
(Profit) on sale of controlled entities and associates	—	(170)	—	—	—
Recovery from NHB litigation	—	(248)	—	—	(248)
Profit on sale of investment securities	—	(4)	—	—	—
Net decrease (increase)
Trading securities	1,669	(1,030)	(629)	1,583	(782)
Interest receivable	(189)	328	137	(144)	230
Accrued income	51	(16)	(34)	37	(25)
Tax balances	(386)	46	88	(447)	69
Amortisation of discounts/premiums included in interest income	(19)	(30)	(52)	9	(6)
Net increase (decrease)
Interest payable	180	(348)	(285)	184	(272)
Accrued expenses	69	(1)	(42)	228	(2)
Other	(109)	(12)	73	14	—
Total adjustments	2,009	(591)	(21)	1,965	(288)
Net cash provided by operating activities	4,357	1,731	1,849	5,033	1,219

b)     Reconciliation of cash and cash equivalents(1)

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Liquid assets – less than 90 days	5,509	4,821	5,504	2,834	3,432
Due from other financial institutions – less than 90 days	1,806	3,104	3,567	1,577	2,021
	7,315	7,925	9,071	4,411	5,453

(1)   At 30 September 2003, cash and cash equivalents totalling nil (2002: nil; 2001: nil) were not available for use outside the local operations due to exchange control regulations

c)     Acquisitions and disposals(1)

	Consolidated
	2003	2002	2001
	$m	$m	$m
Details of aggregate assets and liabilities of controlled entities and branches acquired, and disposed of, by the Group are as follows:
Fair value of net assets acquired
Net loans and advances	—	141	408
Trading securities	—	—	4
Other assets	—	106	30
Premises and equipment	—	5	5
Payables and other liabilities	—	(7)	(11)
Deposits and other borrowings	—	(231)	(348)
Income tax liability	—	—	(42)
Fair value of net assets acquired	—	14	46
Goodwill on acquisition	—	53	5
Consideration paid	—	67	51
Cash consideration paid	—	67	36
Fair value of net assets disposed
Liquid assets	—	8	99
Due from other financial institutions	—	—	—
Trading securities	—	—	—
Investment securities	—	36	—
Net loans and advances	—	—	—
Customers’ liabilities for acceptances	—	—	—
Regulatory deposits	—	—	—
Life insurance investment assets	—	5,090	—
Shares in controlled entities and associates	—	—	—
Other assets	—	38	—
Premises and equipment	—	4	—
Due to other financial institutions	—	—	—
Deposits and other borrowings	—	—	—
Liability for acceptances	—	—	—
Income tax liability	—	—	—
Payables and other liabilities	—	(22)	—
Life insurance policy liabilities	—	(4,798)	—
Provisions	—	36	—
Loan capital	—	—	—
Fair value of net assets disposed	—	392	99
Profit on disposal net of transaction costs	—	174	—
Net consideration received/receivable	—	566	99
Cash consideration received	—	—	99

(1)   For details on acquisitions and disposals refer to Note 18

d)     Non-cash financing and investing activities

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	115	94	86	115	94

e)     Financing arrangements

	2003		2002
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Financing arrangements which are available under normal financial arrangements
Credit standby arrangements
Standby lines	1,671	1,242	1,062	696
Other financing arrangements
Overdrafts and other financing arrangements	1,447	59	975	58
Total finance available	3,118	1,301	2,037	754

43:  Controlled Entities

	Incorporated in	Nature of Business

All controlled entities are 100% owned unless otherwise noted.

The material controlled entities of the Group are:
Australia and New Zealand Banking Group Limited	Australia	Banking
Alliance Holdings Limited	Australia	Investment
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZCover Insurance Pty Ltd	Australia	Self-Insurance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
EFTPOS New Zealand Limited*	New Zealand	Eftpos Service Provider
ANZ Banking Group (New Zealand) Limited*	New Zealand	Banking
Tui Securities Limited*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
ANZ International Private Limited*	Singapore	Finance
ANZ Singapore Limited*	Singapore	Merchant Banking
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Export Finance
ANZ Holdings Pty Ltd	Australia	Property Owner
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment Activities
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Orchard Investments Pty Ltd	Australia	Investment
ANZ Properties (Australia) Pty Ltd	Australia	Property Owner
ANZ Securities (Holdings) Limited	Australia	Holding Company
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking
US Distribution Trust I	USA	Investment
US Distribution Trust II	USA	Investment

*      Audited by overseas KPMG firms

(1)   Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2002: 7,500 IDR 1M shares (15%))

44:  Associates

Significant associates of the Group are as follows:

	Ownership Interest held	Voting Interest	Incorporated in	Carrying Value(5)	Reporting date	Principal activity
				$m
PT Panin Indonesia Bank(1)	11%	11%	Indonesia	117	31 December	Banking
ETrade(2)	35%	35%	Australia	12	30 June	Online Stockbroking
Autobake Pty Ltd(3)	43%	20%	Australia	8	30 June	Manufacturing
Australian Convenience Foods Pty Ltd(4)	46%	20%	Australia	7	30 June	Manufacturing
Other associates				22
Total shares in associates				166

(1)          An associate from 1 April 2001. In addition, the Group holds options over a further 18% of PT Panin Indonesia Bank

(2)          An associate from 1 October 2002

(3)          An associate from 21 August 2002

(4)          An associate from 1 July 2002

(5)          2002 carrying values as follows: PT Panin Indonesia Bank $67 million, Australian Convenience Foods Pty Ltd $7 million and Other associates $25 million. Total $99 million

45:  Interests in Joint Venture Entities

The Group has an interest in a joint venture entity as follows:

	Interest held	Voting(2) Interest	Incorporated in	Carrying Value	Reporting date	Principal activity
				$m
ING Australia Ltd(1)	49%	49%	Australia	1,648	31 December	Funds Management and Insurance

(1)          A joint venture entity from 1 May 2002

(2)   The Group has right of veto on certain decisions

	2003	2002
	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the financial year	2	—
At the end of the financial year	57	2
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the period	1,593	1,591
Share of net profit	55	2
Distributions received	—	—
Carrying amount at the end of the financial year	1,648	1,593
Share of assets and liabilities(1)
Investments	9,659	9,140
Other assets	663	732
Total assets	10,322	9,872
Policy holder liabilities	8,928	8,508
Other liabilities	324	373
Total liabilities	9,252	8,881
Net assets	1,070	991
Share of revenues, expenses and results
Revenues	310	195
Expenses	197	169
Profit from ordinary activities before income tax	113	26
Income tax expense	14	6
Profit from ordinary activities after income tax	99	20
Amortisation of notional goodwill	(44)	(18)
Net equity accounted profit	55	2
Share of commitments
Lease commitments	169	163
Other commitments	23	166
Total expenditure commitments	192	329

(1)   This represents the Group’s share of the assets and liabilities of ING Australia, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

46:  Fiduciary Activities

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	2003	2002
	$m	$m
Trusteeships	1,432	1,849	(1)

(1)   Includes $323 million of Superannuation Savings Account balances and a further $153 million associated with a number of smaller funds that ANZ Executors & Trustees were previously trustee for.

Funds management activities are conducted through the ANZ/INGA joint venture. As at 30 September 2003, the ANZ/INGA joint venture had funds under management of $28,655 million (2002: $26,642 million).

47:  Commitments

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	55	75	11	38
Later than 1 year but not later than 5 years	1	—	1	—
Total capital expenditure commitments	56	75	12	38
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	164	163	134	133
Later than 1 year but not later than 5 years	391	426	320	347
Later than 5 years	441	450	425	427
	996	1,039	879	907
Furniture and equipment
Not later than 1 year	17	16	12	10
Later than 1 year but not later than 5 years	23	7	20	3
	40	23	32	13
Total lease rental commitments	1,036	1,062	911	920
Total commitments	1,092	1,137	923	958

The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

48:  Contingent Liabilities, Contingent Asset and Credit Related Commitments

Credit related commitments

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount
	$m	$m	$m	$m	$m	$m
Undrawn facilities	65,381	60,373	57,914	54,271	7,467	6,102
Underwriting facilities	15	36	15	36	—	—
	65,396	60,409	57,929	54,307	7,467	6,102

Contingent liabilities

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount
	$m	$m	$m	$m	$m	$m
Guarantees	4,954	3,580	4,888	3,526	66	54
Credit derivatives – sold	2,409	3,088	2,409	3,088	—	—
Standby letters of credit	1,406	1,952	1,387	1,932	19	20
Bill endorsements	148	298	148	298	—	—
Documentary letters of credit	1,755	1,620	1,637	1,505	118	115
Performance related contingents	9,027	11,161	8,815	10,907	212	254
Other	854	935	601	552	253	383
Total contingent liabilities	20,553	22,634	19,885	21,808	668	826

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i)      Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System and the High Value Clearing System (HVCS) and in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

ii)     The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

iii)    Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

iv)   Tax Audit

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures. The Group has received various assessments that are being disputed and is likely to receive further assessments.

There are several major issues that the ATO is considering, including:

•      Lease assignments in 1991 and 1992. Tax assessments have been received and are being contested in the Federal Court. Profit after tax of approximately $50 million was earned from these transactions.

•      Sale of Grindlays in 2000. At ANZ’s request the ATO is reviewing the taxation treatment of this transaction. ANZ’s profit after tax from this transaction was $404 million.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

During the years 1996–2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking. The ATO had been reviewing these transactions for some time. On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO. The amount was met from ANZ’s existing tax provisions.

The ANZ Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures. No tax assessments have been issued.

v)    Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses. Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

In addition, ANZ provided SCB and/or Grindlays with certain indemnities. Those indemnities under which ANZ remains exposed as at 30 September 2003 are:

•      an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity). Details of this indemnity are set out below; and

•      an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale. At present the Group is confident that they will have no material impact on the Group.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India. Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable. No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ. ANZ will continue to manage these matters in the best interests of the shareholders taking into account its legal obligations.

ANZ remains liable for certain claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•                  In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with. Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•                  In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions. These orders had directed repayment of Indian Rupees 24 million (AUD 0.8 million at 30 September 2003 rates, plus interest accruing at 24% since 1991). Grindlays is awaiting the outcome of proceedings in relation to a further twelve payments received by it in 1991 in similar circumstances totalling Indian Rupees 277 million (AUD 8.9 million at 30 September 2003 rates).

vi)           Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of financial statements. The entities to which relief was granted are

•      ANZ Properties (Australia) Pty Ltd(1)

•      Alliance Holdings Pty Ltd(1)

•      ANZ Capital Hedging Pty Ltd(1)

•      ANZ Funds Pty Ltd(1)

•      ANZ Infrastructure Investments Ltd(3)

•      ANZ Nominees Ltd(1)

•      ANZ Securities (Holdings) Ltd(3)

•      Binnstone Traders Pty Ltd(1)

•      Deori Pty Ltd(1)

•      ES & A Holdings Pty Ltd(1)

•      Jikk Pty Ltd(1)

•      LFD Ltd(1)

•      NMRSB Pty Ltd(1)

•      ANZ Orchard Investments Pty Ltd(2)

•      Votriant No. 1103 Pty Ltd(2)

(1)   Relief granted on 21 August 2001

(2)   Relief granted on 13 August 2002

(3)   Relief granted on 9 September 2003

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was lodged and approved by the Australian Securities and Investments Commission. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. The Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2003	2002
	$m	$m
Profit before tax	2,595	1,955
Income tax expense	(643)	(654)
Profit after income tax	1,952	1,301
Retained profits at start of year(1)	4,788	4,348
Total available for appropriation	6,740	5,649
Ordinary share dividends provided for or paid	(640)	(882)
Retained profits at end of year	6,100	4,767
Assets
Liquid assets	3,919	5,998
Investment securities	3,818	2,606
Net loans and advances	116,557	100,999
Other assets	38,916	40,520
Premises and equipment	1,178	1,189
Total assets	164,388	151,312
Liabilities
Deposits and other borrowings	90,186	85,258
Income tax liability	766	1,064
Payables and other liabilities	59,353	53,218
Provisions	614	1,611
Total liabilities	150,919	141,151
Net assets	13,469	10,161
Shareholders’ equity	13,469	10,161

(1)   The Companies included in the class order have changed, accordingly retained profits have not carried forward

vii)  The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $6,988 million as at 30 September 2003 (2002: $1,654 million).

viii) The Company is party to an underpinning agreement with ANZ Banking Group (New Zealand) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ Banking Group (New Zealand) Limited to individual customers which exceed 35% of ANZ Banking Group (New Zealand) Limited’s capital base.

ix)    The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 50% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Contingent Asset

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd regarding a $130 million insurance claim. This claim is in relation to the loss on settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB). ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries. ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. The claim against ANZcover is fully reinsured, and therefore ANZcover has no retained exposure to the claim.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion (AUD 248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), including interest, with NHB receiving the balance. ANZ in turn received a payment of USD 124 million from Standard Chartered Bank under the terms of the Indian Indemnity. The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991–92 policy year.

49:  Superannuation Commitments

A number of pension and superannuation schemes have been established by the Group worldwide. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff	Defined Contribution Scheme
	Superannuation Scheme(1),(2)	Section C	optional	Balance of cost(3)
or
Defined Contribution Scheme
		Section A	optional	9% of salary(4)
or
Defined Benefit Scheme
		Pension Section(4)	nil	Balance of cost

New Zealand	ANZGROUP (New Zealand)
	Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)	nil	Balance of cost
or
		Defined Contribution Scheme	2.5% min	7.5% of salaries

England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	nil	Balance of cost

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)   These schemes provide for pension benefits

(2)   These schemes provide for lump sum benefits

(3)   As recommended by the actuary, currently 9% (2002: 9%) of members’ superannuation salaries

(4)   Closed to new members. Operates to make pension payments to retirees who were members or to dependants of the members

(5)   Closed to new members on 31 March 1990. Operates to make pension payments to retirees who were members of that section of the scheme or to dependants of the members.

The details of major defined benefit schemes with assets in excess of $25 million are as follows:

2003 Schemes	Employer’s contribution	Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	—	43	37	(6)	43
ANZ UK Staff Pension Scheme(1)	—	872	771	(101)	845

2002 Schemes	Employer’s contribution	Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(2)	—	46	47	1	46
ANZ UK Staff Pension Scheme(2)	—	998	1,053	55	963

(1)   Amounts were measured at 31 December 2002

(2)   Amounts were measured at 31 December 2001

The Pension Section of the ANZ Australian Staff Superannuation Scheme is closed to new members. The last full actuarial valuation, conducted by the actuary, Towers Perrin, as at 31 December 2001 showed a small surplus. An interim valuation conducted as at 31 December 2002 showed a deficit of $6 million, but since that date the deficit has reduced. Another interim valuation will be conducted as at 31 December 2003, at which time the funding position will be reassessed. The next full actuarial valuation is due to be conducted as at 31 December 2004.

The deficit disclosed above for the UK Staff Pension Scheme has been determined for the purpose of AASB1028 “Employee Benefits”.

Consulting actuaries Watson Wyatt LLP have advised that as at 31 December 2002 the Scheme would have met the minimum funding requirement (MFR) test as defined in UK legislation. Further, an interim actuarial valuation (which differs from AASB1028 requirements) of the Scheme was performed at 31 December 2002. This valuation, performed in accordance with actuarial standards, indicated a deficit of GBP 0 million to GBP 31 million ($76 million) depending on the assumptions used.

The Group has no present liability under the Scheme’s trust deed to commence contributions or fund the deficit. However, as a matter of prudence, the Bank has decided to recommence contributions to the Scheme with effect from 1 October 2003, ahead of the next formal actuarial review which is due as at 31 December 2003.

50:  Employee Share and Option Plans

The Company has four share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan(1); the ANZ Share Purchase Scheme; the ANZ Share Option Plan; and the ANZ Directors’ Share Plan. Shareholders of the Company have approved the implementation of each of the current plans. Fully paid ordinary shares issued under these plans rank equally with other existing fully paid ordinary shares, other than in respect of voting rights.

Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company’s shares traded during the five business days preceding the date of granting the options.

An offer to employees and directors cannot be made under any of the plans if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company.

The closing market price of one ordinary share at 30 September 2003 was $17.95.

(1)   The ANZ Employee Share Acquisition Plan includes the $1,000 Share Plan, the Deferred Share Plan and the Employee Share Save Scheme

ANZ Employee Share Acquisition Plan

$1,000 Share Plan

All permanent employees (other than senior executives) who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year, subject to the approval of the Board. The shares are retained in trust for a three year vesting period. On expiration of that period, an employee may generally sell the shares, transfer them into their name, or have them retained in the trust. On termination, the shares are generally transferred into the employee’s name. Forfeiture provisions may apply, depending on jurisdiction.

The shares are issued for no consideration. During the financial year, 1,028,623 shares with an average issue price of $17.70 were issued under the $1,000 Share Plan (2002: 1,070,986 shares with an average issue price of $17.21 were issued). These shares are issued from the Share Capital account, hence only an increase in the number of shares on issue results.

Details of the movement in employee shares under the $1,000 Share Plan are as follows:

The Company
2003
Number of shares at beginning of the year	4,217,660
Number of shares issued to the trust	1,242,614
Number of shares distributed to employees	(915,612)
Number of shares forfeited	(6,986)
Number of shares at end of the year	4,537,676

	The Company
	2003	2002
Number of shares acquired since commencement of the $1,000 Share Plan(2)	7,013,921	5,985,298

Deferred Share Plan

Selected employees may also be issued deferred shares, which vest in the employee three years from the date of issue (previously one or three years). Ordinary shares issued under this plan may be held in trust for up to 10 years, and may be required to meet performance hurdles before being able to be traded after the restriction period has expired. The issue price is based on the volume weighted average price of the shares traded on the ASX in the weeks leading up to and including the date of issue. Unvested shares are forfeited on resignation or dismissal, or if a performance condition has not been met.

During the financial year, 2,587,091 (2002: 3,074,002) deferred shares were issued under this Plan.

Details of the movement in employee shares under the Deferred Share Plan are as follows:

The Company
2003
Number of shares at beginning of the year	7,500,351
Number of shares issued to the trust	2,666,291
Number of shares distributed to employees	(2,024,878)
Number of shares forfeited	(120,916)
Number of shares at end of the year	8,020,848

	The Company
	2003	2002
Number of shares acquired since commencement of the Deferred Share Plan(2)	13,878,185	11,291,094

(2)   Excludes shares issued under the bonus option plan and the dividend reinvestment plan

Employee Share Save Scheme

Eligible employees have the opportunity to request that a proportion of their income be directed to the purchase of ANZ shares. The amount they elect to contribute is deducted fortnightly and shares are purchased on market quarterly in arrears by the trust. The Company contributes 5% of the purchase price and pays for brokers fees and stamp duty. Senior executives may participate but are not eligible to receive the 5% discount. Employees are eligible to participate in the Scheme if they are permanent full-time or part-time employees of the Company and have been employed since 1 October immediately prior to the invitation being made by the Company. Employees nominate a restriction period between 1 to 10 years during which period the shares are held in trust. Dividends are paid to the employees.

Details of the movement in employee shares under the ANZ Employee Share Save Scheme are as follows:

The Company
2003

Number of shares at beginning of the year	302,410
Number of shares purchased	291,210
Number of shares issued to the trust	16,408
Number of shares distributed to employees	(215,623)
Number of shares forfeited	—
Number of shares at end of the year	394,405

	The Company
	2003	2002
Number of shares acquired since commencement of the ANZ Employee Share Save Scheme	763,652	472,442

Costs associated with the ANZ Employee Share Save Scheme were recognised in Personnel Expenses and Liquid Assets (amounts were less than $500,000).

ANZ Share Purchase Scheme

The ANZ Share Purchase Scheme is a closed scheme. Shares are progressively being paid up by eligible officers that were offered fully paid ordinary shares. No fully paid ordinary shares have been issued under this Scheme since 1996.

Details of the movement in employee shares under the ANZ Share Purchase Scheme are as follows:

	The Company
	2003	2002
Number of shares at beginning of the year	1,272,500	1,997,500
Number of shares redeemed by employees(1)	(1,043,000)	(725,000)
Number of shares at end of the year	229,500	1,272,500

(1)   Redeemed once paid out by employee

ANZ Share Option Plan

Selected employees may be granted options, which entitle them to purchase ordinary fully paid shares in the Company at or greater than a price fixed at the time when the options are issued (depending on whether the exercise price is indexed or not). Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

Details of the options over unissued ordinary shares as at the beginning and end of the financial year and movements during the year are set out below.

Grant date	Exercise price	Earliest exercise date	Expiry date	No. options at beginning of the year	Options granted	Options lapsed	Options exercised	No. options outstanding at 30 September 2003		Performance hurdles for each option class
								On issue	Vested
	$
23/01/1998	11.45	23/01/2001	22/01/2003	2,565	—	—	2,565	—	Yes	N
24/02/1998	9.51	24/02/2001	23/02/2003	325,000	—	—	325,000	—	Yes	A
28/10/1998	8.97	28/10/2001	27/10/2003	250,000	—	—	250,000	—	Yes	A
11/12/1998	10.34	11/12/2001	10/12/2003	195,000	—	—	180,000	15,000	Yes	A
28/01/1999	10.41	28/01/2002	27/01/2004	10,000	—	—	10,000	—	Yes	A
25/03/1999	11.44	25/03/2002	24/03/2004	82,000	—	—	60,000	22,000	Yes	A
02/06/1999	11.20	02/06/2002	01/06/2004	237,500	—	2,500	120,000	115,000	Yes	N
02/06/1999	11.20	02/06/2002	01/06/2004	1,615,000	—	—	1,290,000	325,000	Yes	A
07/06/1999	11.26	07/06/2002	06/06/2004	2,500	—	—	2,500	—	Yes	N
12/07/1999	11.30	12/07/2002	11/07/2004	150,000	—	—	150,000	—	Yes	A
27/10/1999	9.94	27/10/2002	26/10/2004	900,000	—	—	900,000	—	Yes	A
31/12/1999	11.49	31/12/2002	31/12/2004	750,000	—	—	750,000	—	Yes	E
31/01/2000	10.63	31/01/2003	30/01/2005	100,000	—	—	100,000	—	Yes	A
23/02/2000	10.11	23/02/2003	22/02/2007	1,050,000	—	30,000	578,000	442,000	Yes	B
08/03/2000	10.20	08/03/2003	07/03/2007	350,000	—	—	—	350,000	Yes	B
23/05/2000	11.81	23/05/2003	23/05/2007	447,500	—	10,000	166,250	271,250	Yes	N
07/06/2000	12.23	07/06/2003	06/06/2007	200,000	—	—	200,000	—	Yes	B
26/09/2000	12.75	26/09/2003	25/09/2007	75,000	—	5,000	12,500	57,500	Yes	N
21/11/2000	14.34	22/11/2003	21/11/2007	2,373,258	—	41,000	289,000	2,043,258	No	B
27/12/2000	14.63	25/10/2003	07/02/2008	1,642,500	—	79,600	90,400	1,472,500	No	N
31/12/2000	14.78	31/12/2003	31/12/2004	750,000	—	—	—	750,000	No	E
27/01/2001	14.63	07/02/2004	07/02/2008	1,034,250	—	51,000	62,250	921,000	No	N
21/02/2001	14.92	21/02/2004	20/02/2008	4,510,025	—	162,250	283,950	4,063,825	No	N
27/02/2001	15.47	27/02/2004	26/02/2008	75,000	—	—	—	75,000	No	B
07/03/2001	15.66	07/03/2004	06/03/2008	50,000	—	—	50,000	—	No	B
24/04/2001	13.70	25/04/2004	24/04/2008	2,485,227	—	76,500	137,312	2,271,415	No	N
24/04/2001	13.70	25/04/2004	24/04/2008	1,119,900	—	110,500	74,500	934,900	No	B
07/05/2001	13.70	07/05/2004	06/05/2008	194,800	—	5,050	12,850	176,900	No	N
01/06/2001	15.33	01/06/2004	31/05/2008	453,500	—	11,500	27,750	414,250	No	N
23/08/2001	16.49	21/08/2004	20/08/2008	76,000	—	—	—	76,000	No	B
27/08/2001	16.81	27/08/2004	26/08/2008	84,000	—	4,500	3,750	75,750	No	N
24/10/2001	17.05	25/10/2004	24/10/2008	1,043,100	—	115,400	57,500	870,200	No	B
24/10/2001	17.05	25/10/2004	24/10/2008	3,356,525	—	113,125	141,475	3,101,925	No	N
24/10/2001	0.00	24/10/2002	24/10/2003	72,242	—	—	71,833	409	Yes	N
24/10/2001	17.05	24/10/2004	23/10/2008	50,000	—	—	—	50,000	No	B
31/12/2001	17.20	31/12/2004	31/12/2005	500,000	—	—	—	500,000	No	E
31/12/2001	17.52	31/12/2003	31/12/2007	500,000	—	—	—	500,000	No	F
28/02/2002	18.21	26/02/2005	25/02/2009	20,000	—	—	—	20,000	No	B
24/04/2002	18.75	24/04/2005	24/04/2009	3,386,680	—	199,080	3,751	3,183,849	No	N
24/04/2002	0.00	24/04/2003	24/04/2004	24,098	—	235	19,158	4,705	Yes	N
24/04/2002	18.75	24/04/2005	24/04/2009	1,000,500	—	112,291	3,016	885,193	No	C
24/04/2002	18.75	24/04/2005	24/04/2009	435,000	—	20,000	—	415,000	No	C
31/05/2002	19.27	14/05/2005	13/05/2009	145,000	—	—	—	145,000	No	N
27/06/2002	19.27	28/06/2005	27/06/2009	297,970	—	11,500	—	286,470	No	N
21/07/2002	17.90	22/07/2005	21/07/2009	17,000	—	—	—	17,000	No	C
23/10/2002	18.06	23/10/2005	22/10/2009	—	2,638,774	54,279	143	2,584,352	No	D
23/10/2002	18.06	23/10/2005	22/10/2009	—	2,346,050	80,481	458	2,265,111	No	N
20/11/2002	18.28	20/11/2005	19/11/2009	—	40,000	—	—	40,000	No	D
31/12/2002	17.41	31/12/2004	31/12/2007	—	1,000,000	—	—	1,000,000	No	F
20/05/2003	18.32	20/05/2006	19/05/2010	—	2,904,522	13,891	—	2,890,631	No	D
20/05/2003	18.32	20/05/2006	19/05/2010	—	2,177,066	37,575	—	2,139,491	No	N
09/06/2003	18.84	09/06/2006	08/06/2010	—	10,000	—	—	10,000	No	N
Totals				32,438,640	11,116,412	1,347,257	6,425,911	35,781,884

The aggregate fair value of shares issued as a result of the exercise of options during the 2003 financial year was $117 million.

On 24 October 2003 the Company issued a prospectus to invite shareholders to participate in a pro rata renounceable rights issue. In accordance with the rules set out in the ANZ Share Option Plan in the event of a rights issue, the exercise price of options granted under the plan is to be reduced in accordance with ASX Listing Rule 6.22. As a result the exercise price of each option issued under the ANZ Share Option Plan is reduced by 72 cents from the amount disclosed.

Details of performance hurdles applicable to options are as follows:

N             No performance hurdles apply. Once the exercise period has been reached, the options may be exercised.

A             During the two year period commencing three years and ending five years after the date of issue of the options, the percentage change of the ANZ Total Shareholder Return (ANZ TSR) to exceed the percentage change of the S&P/ASX 200 Banks (Industry Group) Accumulation Index from date of issue to any time from the third anniversary date up to and including the proposed exercise date.

B & C     During the four-year period commencing three years, and ending seven years, after the issue date of the options:

•              50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index measured over the same period and calculated as at the last trading day of any month; and

•              50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 100 Accumulation Index measured over the same period and calculated as at the last trading day of any month.

D             Options may be exercised during the four-year period commencing three years, and ending seven years, after the issue date of the options. The exercise price will be set according to the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since issue date, and can be no lower than the base issue price.

E              The options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period (applicable to the CEO only).

F              One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period (applicable to the CEO only).

These options will expire immediately on termination of employment, except in the event of retirement, retrenchment, death or disablement or where agreed by the directors of the Company, in which case the exercise of the options may be allowed.

In the event of a takeover offer or takeover announcement, the directors of the Company may allow the options to be exercised.

If there is a bonus issue prior to the expiry or exercise of the options, then upon exercise of the options, option holders are entitled to those shares as if the options had been exercised prior to that issue. Those shares will be allotted to the option holder when the options are exercised.

The following options were exercised by employees and former employees during the financial year:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$0.00	71,833	$0.00	$12.75	12,500	$159,375
$0.00	19,158	$0.00	$13.70	137,312	$1,881,174
$8.97	250,000	$2,242,500	$13.70	74,500	$1,020,650
$9.51	325,000	$3,090,750	$13.70	12,850	$176,045
$9.94	900,000	$8,946,000	$14.34	289,000	$4,144,260
$10.11	578,000	$5,843,580	$14.63	90,400	$1,322,552
$10.34	180,000	$1,861,200	$14.63	62,250	$910,718
$10.41	10,000	$104,100	$14.92	283,950	$4,236,534
$10.63	100,000	$1,063,000	$15.33	27,750	$425,408
$11.20	120,000	$1,344,000	$15.66	50,000	$783,000
$11.20	1,290,000	$14,448,000	$16.81	3,750	$63,038
$11.26	2,500	$28,150	$17.05	57,500	$980,375
$11.30	150,000	$1,695,000	$17.05	141,475	$2,412,149
$11.44	60,000	$686,400	$18.06	143	$2,583
$11.45	2,565	$29,369	$18.06	458	$8,271
$11.49	750,000	$8,617,500	$18.75	3,751	$70,331
$11.81	166,250	$1,963,413	$18.75	3,016	$56,550
$12.23	200,000	$2,446,000

For those options exercised by employees and former employees during the financial year, the market price of the Company’s shares during the year were as follows:

High	$19.23
Low	$15.95
As at 30 September 2003	$17.95

As at the date of the Directors’ Report, unexercised options over ordinary shares are as per the table on the previous page, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year.

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$0.00	4,254	$0	$13.91	6,000	$83,460
$10.11	195,000	$1,971,450	$14.20	750	$10,650
$10.72	10,000	$107,200	$14.34	8,000	$114,720
$11.09	7,500	$83,175	$14.63	87,250	$1,276,468
$11.20	15,000	$168,000	$14.92	21,000	$313,320
$11.81	22,500	$265,725	$15.33	3,000	$45,990
$12.75	2,500	$31,875	$16.33	375	$6,124
$12.98	375	$4,868	$17.05	15,600	$265,980
$13.70	13,450	$184,265	$18.06	285	$5,147

For options granted in the current year, valuations have been determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED 108, using a modified Black-Scholes option pricing model.

These valuations take into account the probability of achieving the performance hurdle required for these options to vest and have used the following significant assumptions:

Range or Average	2003	2002	2001
Risk free interest rate	4.76% – 5.22%	6.14%	6.33%
Life of options	3.5 years – 5.0 years	6.8 years	6.9 years
Volatility of share price	20.70% – 22.00%	22.00%	24.96%
Dividend rate	5.00%	4.45%	4.66%

Amounts received from exercising options under the ANZ Share Option Plan during the financial year were recognised as follows:

	The Company
	2003	2002
	$m	$m
Share capital	73	57
Liquid assets	73	57

ANZ Directors’ Share Plan

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

The shares are purchased on market and are held in trust for up to 10 years. The director selects a restriction period of between 1 and 10 years during which the shares cannot be traded. The shares are subject to forfeiture for serious misconduct. All costs associated with the Plan are met by the Company.

Details of the movement in shares under this Scheme are as follows:

The Company(1) 2003
Number of shares at beginning of the year	349,767
Number of shares purchased	114,700
Number of shares sold	—
Number of shares forfeited	—
Number of shares at end of the year	464,467

(1)   Includes deferred shares

51:  Related Party Disclosures

The directors during the year were:

C B Goode (Chairman)

J C Dahlsen

R S Deane

J K Ellis

M A Jackson

J McFarlane

B W Scott

D M Gonski

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, by an Australian Securities and Investments Commission (ASIC) class order, 98/110 dated 10 July 1998, from making disclosures of loans made, guaranteed or secured by a bank to related parties (other than specified categories of directors) and financial instrument transactions (other than shares and share options) of a bank where a director of the relevant entity is not a party to the transaction and where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm’s length or with the approval of a general meeting of the relevant entity and its ultimate chief entity (if any).

The class order does not apply to a loan or financial instrument transaction of which any director of the relevant entity should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

i)      in the case of any material financial instrument transaction, ensure that; and

ii)     in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company’s financial statements and which is not entered into regularly, is drawn to the attention of the directors.

a)     Transactions with directors and director-related entities

Shares and Share Options

The aggregate number of shares issued to, acquired for, disposed or no longer held by directors, and share options granted to and exercised by directors of the Company and their director-related entities by the Company during the financial year were as follows:

	The Company
	2003	2002
	No.	No.
Fully paid ordinary shares in the Company acquired	878,987	1,127,098
Fully paid ordinary shares in the Company disposed of or no longer held by directors	(650,000)	(605,864)
Options granted under the ANZ Share Option Plan	1,000,000	1,000,000
Options exercised under the ANZ Share Option Plan	(750,000)	(1,000,000)

Aggregate number of shares and share options held directly, indirectly or beneficially by directors of the Company and their director-related entities, as at balance date, were as follows:

	The Company
	2003	2002
	No.	No.
Fully paid ordinary shares in the Company(1)	2,046,146	1,817,159
Share options over ordinary shares in the Company	2,750,000	2,500,000

(1)   Includes deferred shares

Directors of the Company and their director-related entities receive normal dividends on these shares.

Loans made to Directors

Loans made to non-executive directors of the Company and controlled entities are made in the course of ordinary business on normal commercial terms and conditions. Loans to executive directors of the Company and controlled entities are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982, on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

Under the Australian Securities and Investments Commission class order referred to above, disclosure is limited to the aggregate amount of loans made, guaranteed or secured by:

i)      the Company to its directors;

ii)     any controlled entity to the directors of the Company;

iii)    banking corporation controlled entities to their directors; and

iv)   non-banking corporation controlled entities to directors of controlled entities and to parties related to any one of them or the directors of the Company.

The directors involved were:

S Armstrong(1),(2),(4)

P K Cromby(1),(3)

A J Holdstock(1),(2)

M Kalangis(1),(2),(3),(4)

K D McKay(1),(2)

B Poedjirahardjo(1),(2),(3)

M Rostian(1),(2),(3)

G Tunstall(1),(2),(3),(4)

G J Camm(1),(2)

D C Hannam(1),(2),(3),(4)

D Hornery(1),(3)

J McFarlane(1),(2),(3),(4)

N J Merrick(1),(2),(3)

J Todd(3),(4)

(1)   Repayments made during the year

(2)   Loans made or outstanding during the year

(3)   Repayments made during the prior year

(4)   Loans made during the prior year

The aggregate amount of such loans outstanding at 30 September 2003 were:

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Balance outstanding at 30 September	1,906	6,284	18	5,889
Total interest received	149	414	37	362
The aggregate amount of repayments received from directors and their director-related entities during the financial year was:
Normal terms and conditions	9,587	6,500	9,587	6,500
Employee terms and conditions	283	97	—	—
The aggregate amount of loans made during the financial year was:
Normal terms and conditions	3,716	11,518	3,716	11,518
Employee terms and conditions	1,804	36	—	—

Other transactions of Directors and Director-Related Entities

i)      Financial instrument transactions

Under the Australian Securities and Investments Commission class order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the entity concerned. Financial instrument transactions which have occurred on arm’s length terms and conditions, and are deemed trivial or domestic in nature are required to be disclosed by general description.

Financial instrument transactions between the directors and the Bank during the financial year were in the nature of normal personal banking, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

ii)     Transactions other than financial instrument transactions of banks

All transactions with directors and their director-related entities are conducted on arm’s length terms and conditions, and are deemed trivial or domestic in nature. These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

All other transactions with director-related entities occur within a normal customer or supplier relationship and are on arms length terms.

b)     Transactions with associates and joint venture entities

During the course of the financial year the Company and the Group conducted transactions with associated and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Aggregate
Amounts receivable from associates and joint venture entities	30,691	26,097	1,139	—
Interest revenue	1,126	—	507	—
Dividend revenue	5,606	760	326	760
Commissions received from INGA joint venture	79,146	32,019	70,504	32,019
Costs recovered from joint INGA venture	15,802	12,213	15,544	12,213

52:  Remuneration of Directors

Remuneration includes income from salaries, bonuses, other benefits (including non-cash benefits), retirement benefits and superannuation contributions. The maximum total remuneration for non-executive directors of the Company was set at the Annual General Meeting held on 13 December 2002 at $2.5 million. Total fees paid to non-executive directors by the Company for the year were $1.3 million (2002: $1.2 million). Retirement benefits accrued for the year but not paid applicable to the directors of the Company are detailed in the Annual Report. There were no retirement benefits paid to directors of the Company in 2003 (2002: $98,090 paid to G K Toomey).

The number of directors of the Company with total income(1) in each of the following bands was:

	The Company(1)
	2003	2002
$90,001 to $100,000	—	2
$110,001 to $120,000	1	—
$120,001 to $130,000	—	1
$130,001 to $140,000	—	3
$140,001 to $150,000	3	—
$160,001 to $170,000	1	—
$210,001 to $220,000	—	1
$220,001 to $230,000	1	—
$350,001 to $360,000	—	1
$360,001 to $370,000	1	—
$2,480,001 to $2,490,000	1	—
$2,890,001 to $2,900,000	—	1
Total number of directors	8	9

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Total income paid or payable to directors of the Company and controlled entities from the Company or related entity(2)	34,573	42,606	3,783	4,194

(1)   For the purpose of this note:

i)      long term incentive options of the executive director are valued at intrinsic value (nil); and

ii)     accrued retirement benefits are not included.

(2)   Including the total income of executive directors, excluding directors of controlled entities who are executives of the Company

53:  Remuneration of Executives

Executives are defined as members of the Chief Executive’s Group. Remuneration includes salaries, bonuses, other benefits (including non-cash benefits), and superannuation contributions. The remuneration of executives who work wholly or mainly outside Australia are excluded from this disclosure. Executive emoluments disclosed in the Annual Report include the emoluments of the six highest paid executives, calculated to include the amortised cost of Short Term Incentive deferred shares and Long Term Incentive options and deferred shares granted prior to or during 2003. For the purposes of this note:

i)      Long Term Incentive options granted are valued at intrinsic value (nil); and

ii)     the performance related bonus components of Short Term and Long Term Incentive deferred shares have been expensed in full and included in the amounts below.

The number of executives with total remuneration exceeding $100,000 in each of the following bands was:

	Consolidated		The Company
	2003	2002	2003	2002
$120,001 to $130,000	1	—	1	—
$150,001 to $160,000	1	—	1	—
$190,001 to $200,000	—	1	—	1
$250,001 to $260,000	—	1	—	1
$260,001 to $270,000	1	1	1	1
$280,001 to $290,000	1	1	1	1
$290,001 to $300,000	1	—	1	—
$310,001 to $320,000	1	—	1	—
$340,001 to $350,000	1	1	1	1
$350,001 to $360,000	—	1	—	1
$360,001 to $370,000	—	1	—	1
$370,001 to $380,000	1	1	1	1
$390,001 to $400,000	1	2	1	2
$400,001 to $410,000	—	1	—	1
$410,001 to $420,000	1	—	1	—
$420,001 to $430,000	3	1	3	1
$430,001 to $440,000	—	1	—	1
$440,001 to $450,000	2	1	2	1
$450,001 to $460,000	2	—	2	—
$460,001 to $470,000	5	3	5	3
$470,001 to $480,000	1	1	1	1
$480,001 to $490,000	1	—	1	—
$490,001 to $500,000	2	—	2	—
$520,001 to $530,000	1	—	1	—
$530,001 to $540,000	1	1	1	1
$540,001 to $550,000	2	—	2	—
$560,001 to $570,000	—	2	—	2
$570,001 to $580,000	—	4	—	4
$580,001 to $590,000	1	—	1	—
$590,001 to $600,000	—	1	—	1
$600,001 to $610,000	1	1	1	1
$610,001 to $620,000	—	1	—	1
$620,001 to $630,000	—	1	—	1
$660,001 to $670,000	2	—	2	—
$670,001 to $680,000	—	1	—	1
$690,001 to $700,000	1	—	1	—
$700,001 to $710,000	1	—	1	—
$730,001 to $740,000	1	—	1	—
$740,001 to $750,000	—	1	—	1
$760,001 to $770,000	—	1	—	1
$770,001 to $780,000	—	1	—	1
$780,001 to $790,000	1	—	1	—
$790,001 to $800,000	—	1	—	1
$800,001 to $810,000	1	—	1	—
$810,001 to $820,000	—	1	—	1
$820,001 to $830,000	1	1	1	1
$850,001 to $860,000	1	—	1	—
$860,001 to $870,000	—	2	—	2
$910,001 to $920,000	—	1	—	1
$920,001 to $930,000	1	1	1	1
$970,001 to $980,000	1	1	1	1
$1,010,001 to $1,020,000	1	—	1	—
$1,020,001 to $1,030,000	1	—	1	—
$1,060,001 to $1,070,000	1	—	1	—
$1,100,001 to $1,110,000	1	—	1	—
$1,110,001 to $1,120,000	—	2	—	2
$1,120,001 to $1,130,000	1	—	1	—
$1,160,001 to $1,170,000	—	1	—	1
$1,190,001 to $1,200,000	—	1	—	1
$1,200,001 to $1,210,000	—	1	—	1
$1,240,001 to $1,250,000	—	1	—	1
$1,270,001 to $1,280,000	1	—	1	—
$1,340,001 to $1,350,000	—	1	—	1
$1,360,001 to $1,370,000	2	—	2	—
$1,400,001 to $1,410,000	1	—	1	—
$1,430,001 to $1,440,000	—	2	—	2
$1,450,001 to $1,460,000	1	—	1	—
$1,490,001 to $1,500,000	—	1	—	1
$1,510,001 to $1,520,000	1	—	1	—
$1,540,001 to $1,550,000	—	1	—	1
$1,550,001 to $1,560,000	—	1	—	1
$1,580,001 to $1,590,000	—	1	—	1
$2,480,001 to $2,490,000	1	—	1	—
$2,890,000 to $2,900,000	—	1	—	1
Total number of executives	55	55	55	55
Total remuneration received or due and receivable directly or indirectly by executives of the Company and controlled entities($’000)
	38,499	43,477	38,499	43,477

54:  US GAAP Reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the net profit, shareholders’ equity and total assets, applying US GAAP instead of Australian GAAP.

	Note	2003	2002	2001
		$m	$m	$m
Net profit reported under Australian GAAP		2,348	2,322	1,870
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately):
Employee share issue and options	(xix)	(21)	(40)	(49)
Depreciation charged on the difference between revaluation amount and historical cost of buildings	(i)	2	2	2
Difference in gain or loss on disposal of properties revalued under historical cost	(i)	2	5	17
Deferred profit on sale and leaseback transactions over the lease term	(iii)	(4)	(9)	—
Amortisation of goodwill	(ii)	62	(6)	(28)
Amortisation of deferred profit on sale and leaseback transactions over the lease term	(iii)	25	25	23
Pension expense adjustment	(vi)	2	18	20
Provisions	(xvi)	—	—	(361)
Transition adjustment related to the initial application of SFAS 133	(xv)	—	—	11
Derivatives and hedging activities	(xv)	(47)	(17)	284
Adjustment on entering joint venture	(xvii)	—	(205)	—
Interest accrual on reclassified preference shares	(xx)	(1)	—	—
Total tax impact of the above adjustments		12	2	7
Net income according to US GAAP		2,380	2,097	1,796

Earnings per share (cents) according to US GAAP	(xiv)
Basic		150.4	132.3	112.4
Diluted		150.0	131.6	112.1
Adjustments to determine other comprehensive income for US GAAP
Net income according to US GAAP		2,380	2,097	1,796
Currency translation adjustments, net of hedges after tax: Tax is (Sep 2003: $54m; Sep 2002: $43m; Sep 2001: -$58m)		(356)	(98)	197
Unrealised profit (loss) on available for sale securities net of tax: Tax is (Sep 2003: -$1m; Sep 2002: $1m; Sep 2001: $8m)	(ix)	(2)	3	15
Transition adjustment related to the initial application of SFAS 133 net of tax: Tax is (Sep 2001: -$27m)	(xv)	—	—	(52)
Derivatives and hedging activities net of tax: Tax is (Sep 2003: $33m; Sep 2002: $26m; Sep 2001: -$34m)	(xv)	76	60	(66)
Pension plan deficit net of tax: Tax is: (Sep 2003: -$42m)	(vi)	(99)	—	—
Total comprehensive income according to US GAAP		1,999	2,062	1,890
Shareholders’ equity reported under Australian GAAP(1)		13,770	11,448	10,538
Elimination of gross asset incremental revaluations	(i)	(247)	(266)	(287)
Unrealised profit (loss) on available for sale securities	(ix)	1	3	—
Adjustment to accumulated depreciation on buildings revalued	(i)	50	48	46
Restoration of previously deducted goodwill	(ii)	695	695	692
Accumulated amortisation of goodwill	(ii)	(452)	(514)	(505)
Deferred profit on sale and leaseback transactions	(iii)	(17)	(20)	(18)
Provision for final cash dividend	(iv)	—	681	583
Pension expense adjustment	(vi)	(14)	126	114
Derivatives and hedging activities	(xv)	309	247	117
Adjustment on entering joint venture	(xvii)	(203)	(203)	—
Reclassification of preference shares	(xx)	(988)	—	—
Total tax impact of the above adjustments		(84)	(106)	(73)
Shareholders’ equity according to US GAAP		12,820	12,139	11,207
Total assets reported under Australian GAAP		195,591	183,105	185,493
Elimination of gross incremental revaluations	(i)	(203)	(205)	(210)
Unrealised profit (loss) on available for sale securities	(ix)	2	3	(1)
Adjustment to accumulated depreciation on buildings revalued	(i)	50	48	46
Restoration of previously deducted goodwill	(ii)	695	695	692
Accumulated amortisation of goodwill	(ii)	(452)	(514)	(505)
Prepaid pension adjustment	(vi)	66	67	58
Reclassification of deferred tax assets against deferred tax liabilities	(v)	(726)	(462)	(552)
Revaluation of hedges	(xv)	397	501	552
Issue Costs	(xx)	13	—	—
Adjustment to carrying value of the ING joint venture	(xvii)	(203)	(203)	—
Total assets according to US GAAP		195,230	183,035	185,573

(1)   Excluding outside equity interest

i)     Premises and equipment

In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1). However in the past the Group at various times, has revalued properties, increasing the book value of these assets.Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

Decrements in excess of any previous revaluation increments were charged to the statement of financial performance. The ARR forms part of Shareholders’ equity and is not available for future property writedowns while properties are measured at deemed cost.

Under US GAAP, revaluation of properties is not permitted except for decrements which are regarded as other than temporary. Any such decrements are recorded in the statement of financial performance. Subsequent recoveries to the statement of financial performance are not allowed.

The impact of previous revaluations under Australian GAAP is that depreciation charges are generally higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

ii)    Goodwill

Under Australian GAAP the Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993 so that goodwill is amortised over a period not exceeding 20 years. Previously, goodwill on acquisition was charged in full to the Group’s statement of financial performance in the year of acquisition.

Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years. Adjustments have been made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period ofthe expected benefits. Under US GAAP forgoodwill acquired during the year ended 30 September 2002 and for all goodwill balances after 30 September 2002 a review for impairment test will apply rather than systematic goodwill amortisation. This review is undertaken in accordance with SFAS 142 ‘Goodwill and other Intangible Assets.’ Goodwill acquired is allocated to reporting segments that are expected to benefit from the acquisition. These units have been evaluated using a combination of discounted cashflows and multiples of earnings methodologies. Any impairment is recognised in earnings in the year in which it is identified. The 2003 review did not indicate any impairment.

For comparability the table below reconciles the Groups US GAAP reported income to ‘adjusted’ income excluding the effect of goodwill amortisation.

	2002		2001
US GAAP reported net income	$2,097	m	$1,796	m
Goodwill amortisation	$26	m	$45	m
Reported net income excluding effect of amortisation	$2,123	m	$1,841	m
Basic EPS using adjusted net income	134.0		115.4
Diluted EPS using adjusted net income	133.3		115.1

iii)   Sale-leaseback transactions

Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale. Under US GAAP, the gain is amortised over the remaining lease term. This difference in treatment has been adjusted in the US GAAP reconciliation.

iv)    Dividends in 2002 and 2001

Historically Australian GAAP dividends were shown in the statement of financial performance in the period to which they relate rather than in the period when they are declared as required by US GAAP. This difference in treatment has been adjusted in the US GAAP shareholders’ equity reconciliation. Changes in Australian GAAP for 2003 disallows accrual of dividends, thus there is no adjustment for the 2003 year.

v)     Income taxes

Under Australian GAAP, tax benefits relating to carry forward tax losses must be ‘virtually certain’ of being realised before being booked. Realisations of benefits relating to other timing differences must be ‘beyond reasonable doubt’ before they may be booked. These tests are more stringent than those applied under US GAAP. However no material adjustment to future tax benefits for US GAAP is required.

Australian GAAP allows offsetting of future income tax benefits and liabilities to the extent they will reverse in the same period.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to Australian GAAP has been adjusted for in theUS GAAP reconciliation for total assets.

vi)    Pension commitments

Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and are made at levels necessary to ensure that these schemes are maintained with sufficient assets to meet their actuarially assessed liabilities. Any net deficiency arising from the aggregation of assets and liabilities of the Group’s defined benefit schemes, where there is a legal orconstructive obligation, is provided for in the Group’s financial statements (refer note 49).

Under US SFAS 87 ‘Employers’ Accounting for Pensions’ and the disclosure requirements of SFAS 132 ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’, pension expense is a function of an employee’s service period, interest costs, expected actuarial return on the schemes’ assets, amortisation of net transition asset and recognised prior service cost. In addition, reconciliation between the accrued pensionliability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

As required under US GAAP an additional liability has been recognised for the Group’s UK Pension plan of $142 million ($99 million after tax) as at September 2003. This liability is required to be recognised where the accumulated benefit obligation exceeds thefair value of plan assets and an asset has been recognised as prepaid pension cost, or the liability already recognised as unfunded accrued pension cost, is less than the unfunded accumulated benefit obligation.

vii)  Post retirement and post employment benefits

Post retirement and post employment benefits other than pension payments are not material and no adjustment is required in the US GAAP reconciliation.

viii) Trading securities

US GAAP requires that in instances where trading securities are not bought and held principally for the purpose of selling them in the near term, they should be classified as available for sale and recorded at market value with unrealised profits and losses in respect of market value adjustments recognised as other comprehensive income in Shareholders’ equity.

The residual emerging markets portfolio had been classified as available for sale with the market value write down taken through the statement of financial performance for both Australian GAAP and US GAAP purposes.

Except for the above no adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

ix)   Investment Securities

US GAAP requires that investments not classified as trading securities or as held to maturity securities shall be classified as available for sale securities and be recorded at market value in accordance with SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. An adjustment is made in the US GAAP reconciliation to reclassify certain investment securities under Australian GAAP to reflect available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments being reported as other comprehensive income in shareholders’ equity.

x)     Accounting for the impairment of loans

SFAS 114 ‘Accounting by Creditors for Impairment of a Loan’, as amended by SFAS 118 ‘Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures’, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent.

There is no requirement under Australian GAAP to discount the expected future cash flows attributable to impaired loans in assessing the level of specific provision for doubtful debts. No adjustment is required in the US GAAP reconciliation as the estimated fair value of impaired loans is not materially different from the carrying value.

xi)   Accounting for the impairment of long lived assets and for long-lived assets to be disposed of

SFAS 144 ‘Accounting for the Impairment or disposal of Long-Lived Assets’, requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may not be recoverable, an impairment loss should berecognised. The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair value less selling costs.

The Group has assessed the carrying values of all non-current assets and determined that they are not in excess of their recoverable amounts.

xii)  Accounting for transfers and servicing of financial assets and extinguishments of liabilities

SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities. Under certaincircumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets and their obligation to return them.

No adjustment is required in the US GAAP reconciliation as the effect of adopting the provisions of SFAS 140 on total assets is not material. Refer to note 39 for the required disclosures.

xiii) Comprehensive Income

SFAS 130 ‘Reporting Comprehensive Income’ establishes standards for reporting and display of comprehensive income and its components.Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders.

Accordingly, the Group has shown currency translation adjustments, unrealised profit on available for sale securities, additional pension liability and certain SFAS 133 adjustments as components of other comprehensive income with net income according to US GAAP forming the remainingcomponent of comprehensive income.Amounts transferred in and out ofcomprehensive income relating to unrealised profits on available for sale securities are specific to individual assets. The fair value of equity investments recorded as available for sale subject to adjustment in the US GAAPreconciliation was $3.5 million as at 30September 2003, with a book value of $1.9 million.

The currency translation adjustment through comprehensive income includes a net gain on hedges after tax of $126 million.

xiv)  Earnings per share (‘EPS’)

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is similar to Australian GAAP.

xv)   Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ in its US GAAP reconciliation from 1 October 2000. SFAS 133 requires all derivatives to be recognised onbalance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of financial performance, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges. Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognised in the US GAAP reconciliation may not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 35, and the information on hedging derivatives provided in note 38: Derivative Financial Instruments. The accounting for derivatives under Australian GAAP is outlined in note 1.

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognised inthe US GAAP statement of financialperformance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognised in the US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The impact on adoption of SFAS 133 and SFAS 138 at 1 October 2000 was a transitional adjustment to increase US GAAP profit by $11 million, and a transitional adjustment to decrease other comprehensive income by $52 million. Changes in market conditions and the Group’s hedging policies may result in volatility in these US GAAP adjustments going forward. The net gain/(loss) after tax in the net income according to US GAAP recognised during the September 2003 year due to fair value and cashflow hedge ineffectiveness or non compliance is $(57) million and $24 million respectively.

xvi)  Provisions

At 30 September 2000, the Group recorded a provision for restructuring in accordance with Australian GAAP amounting to $361 million before tax with an associated taxation credit of $116 million. US GAAP requires certain criteria to be met before a restructuring provision is recognised. These criteria, which are more detailed than the Australian recognition criteria, include public announcement of many details of the programs prior to balance date. Accordingly, the provision and associated taxation effect were recognised for US GAAP during the year ended 30 September 2001.

xvii)  Gain and non-capitalisable costs recognised on entering joint venture

In accordance with Australian GAAP the Group recognised a profit (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP the gain may not be recognised as it occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

xviii)  Guarantees

As of 1 January 2003 FIN 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantors, including indirect Guarantees of indebtedness of Others’ requires a guarantor (for non derivative contracts) to recognise at inception a liability equal to the fair value of the obligations undertaken in issuing that guarantee. The fair value of the obligation in issuing the guarantee at inception is typically equal to the net present value of the future amount of the premium receivable under the contract.

ANZ provides a variety of guarantees and indemnifications to our customers to enhance their credit standing or allow them to complete various business transactions. The group considers the following off balance sheet non derivative arrangements to be guarantees under FIN 45: Standby letters of credit, Guarantees, Bill endorsements, Documentary letters of credit, Performance related contingents. The fair value of the estimated liability related to guarantees for the forementioned instruments at 30 September 2003 is not material and has not been adjusted in the reconciliation.

Standby letters of credit generally include guarantees of payments for loans, credit facilities, promissory notes and trade acceptances and are generally issued in connection with agreements made by customers with counterparties. Documentary letters of credit are an undertaking by the bank to guarantee payment to a beneficiary provided documents are presented in strict compliance with the terms and conditions of the documentary credit. Performance guarantees are issued to guarantee completion of projects in accordance with contract terms. They can be issued to support a customers obligation to supply specified products, commodities or maintenance or warranty services to a third party. ANZ as guarantor becomes obligated to perform under the guarantee when a counterpartydoes not fulfill its obligations under an associated contract. The majority of these contracts are short term.

Sold – credit derivatives also meet the definition of guarantees under this statement but are recorded in the statement of financial position at their fair value.

Details of the maximum potential amount of future payments can be found at note 48. The amounts detailed in note 48 represent the notional amounts that could be lost under the guarantees and indemnifications if there was a total default by the guaranteed parties, without consideration of possible recoveries.

xix)  Accounting for stock – compensation plans

Under Australian GAAP an expense is not required to be recognised for share options issued to employees or for shares issued at a discount.

SFAS 123 ‘Accounting for Stock-Based Compensation’ requires shares and options issued as part of a compensation plan to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

For US GAAP APB No. 25 share-based employee compensation cost for variable share option plans (those with performance hurdles) is measured using the intrinsic value method. US GAAP compensation cost is determined at date of issue and is expensed if the strike price is less than the market price at the time and it is probable that performance hurdles are met.

To the extent that the intrinsic value increases in subsequent periods an additional expense is recorded.

Variable share option plans include all plans with performance conditions. The Group’s policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

Share issues to employees under the $1000 Share Plan are expensed in the year issued under US GAAP. Under Australian GAAP they are issued from Share Capital Account and are not expensed.

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share wouldhave appeared.

	2003	2002	2001
	$m	$m	$m
Net income according to US GAAP	2,380	2,097	1,796
Intrinsic method adjustment (APB 25)	21	40	49
Fair value adjustment (SFAS 123)	(50)	(44)	(32)
Adjusted Pro Forma net income according to US GAAP	2,351	2,093	1,813

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
• Basic earnings per share (cents)	150.4	148.5	132.3	132.0	112.4	113.5
• Diluted earnings per share (cents)	150.0	148.1	131.6	131.3	112.1	113.2

Details of the share-based compensation plans are included in note 50 to the Financial Statements.

xx)   Classification of financial instruments with characteristics of both liability and equity – all new issues post May 2003

Under Australian GAAP, preference shares issued on 23 September 2003 (known as ANZ StEPS) are classified as equity instruments as they are not considered to be mandatorily converting to ordinary shares and do not meet the classification requirements of a financial liability upon issue.

SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ requires that the StEPS be classified as a liability because the monetary value of the obligation to the holders of the securities is known at inception and the holders are not exposed to changes in the fair value of equity. Any associated dividends have been reclassified as interest expense in the US GAAP reconciliation.

Note that SFAS 150 does not as at 30 September 2003 apply to previous issues of preference shares.

xxi) Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2003 are summarised below.

Details of the funding of the schemes are set out in note 49.

	Australian Scheme
	2003	2002	2001
	$m	$m	$m
Change in benefit obligation
Balance at start of year	51	54	54
Interest costs	3	3	3
Benefits paid	(6)	(6)	(6)
Actuarial gains (losses)	2	—	3
Benefit obligation, 30 June	50	51	54
Change in plan assets
Fair value at start of year	43	49	52
Actual return on plan assets	(2)	—	3
Employer contribution	—	—	—
Benefits paid	(6)	(6)	(6)
Total fair value of plan assets, 30 June	35	43	49
Funded status	(15)	(8)	(5)
Unrecognised net transition loss	1	2	3
Unrecognised net loss	16	10	7
Adjustment required to recognise minimum unfunded projected benefit obligation	(17)	(12)	(10)
Net amount recognised	(15)	(8)	(5)
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(15)	(8)	(5)
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
• pensioners	5.0%	6.0%	6.0%
Annual increase in future compensation levels
• pensions	2.5%	2.5%	2.9%
Expected long-term rate of return on assets	7.5%	7.5%	7.5%

	UK Scheme
	2003	2002	2001
	$m	$m	$m
Change in benefit obligation
Balance at start of year	1,034	1,038	923
Service cost	13	15	17
Interest cost	53	62	55
Benefits paid	(49)	(62)	(50)
Actuarial gains (losses)	56	27	(15)
Foreign currency exchange rate fluctuations	(155)	(46)	108
Benefit obligation, 30 June	952	1,034	1,038
Change in plan assets
Fair value at start of year	982	1,152	1,120
Actual return on plan assets	(4)	(69)	(43)
Employer contribution	(1)	(2)	2
Benefits paid	(49)	(62)	(50)
Foreign currency exchange rate fluctuations	(138)	(37)	123
Total fair value of plan assets, 30 June	790	982	1,152
Funded status	(162)	(52)	114
Unrecognised net transition gain	(10)	(19)	(28)
Unrecognised loss (gain)	194	92	(81)
Unrecognised prior service cost	44	46	53
Adjustment required to recognise minimum benefit obligation	(142)	—	—
Net amount recognised	(76)	67	58
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	66	67	58
Accrued benefit liabilities	(142)	—	—
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
• active members	5.25%	5.75%	6.0%
• pensioners	5.25%	5.75%	6.0%
Annual increase in future compensation levels
• salary	4.25%	4.5%	4.75%
• pensions	2.25%	2.5%	2.9%
Expected long-term rate of return on assets	6.25%	6.75%	7.0%

The elements of the net periodic pension cost of the above schemes are as follows:

	2003	2002	2001
	$m	$m	$m
Service cost	14	13	17
Interest cost	57	59	55
Expected return on schemes’ assets	(70)	(77)	(74)
Amortisation net transition asset	(6)	(7)	(7)
Recognised prior service cost	4	4	4
Net periodic pension cost	(1)	(8)	(5)

The Group also sponsors defined contribution schemes. The Group’s contributions to major defined contribution schemes amounted to $89 million for the year (2002: $80 million; 2001: $83 million).

55:  Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2003		2002		2001
	Closing	Average	Closing	Average	Closing	Average

Great British pound	0.4070	0.3822	0.3477	0.3621	0.3331	0.3627
United States dollar	0.6795	0.6124	0.5441	0.5323	0.4903	0.5230
New Zealand dollar	1.1431	1.1139	1.1585	1.2001	1.2127	1.2473

56:  Events Since The End Of The Financial Year

The National Bank of New Zealand (NBNZ)

On 24 October 2003, the Company announced the acquisition of NBNZ from Lloyds TSB.

The purchase price was approximately GBP 2,043.8 million ($4,915 million at exchange rates on 23 October 2003) excluding a dividend to Lloyds TSB of NZD 575 million ($498 million) from NBNZ’s retained earnings and transaction costs of $25 million.

The acquisition will be funded as follows:

•      A 2 for 11 renounceable rights issue at $13 per share in the Company raising $3,570 million; and

•      $1,370 million in hybrid Tier 1 capital, subordinated debt, and wholesale funding.

The completion date of the acquisition is 1 December 2003.

Further matters can be obtained by reference to the ANZ Renounceable Rights Issue prospectus dated 24 October 2003.

The financial effect of this acquisition has not been recognised in these financial statements.

Trust Securities Issues (TrUEPrS)

On 6 November 2003, ANZ called for the buy-back of the ANZ Preference Shares issued as part of the trust units exchangeable for preference shares (TrUEPrS) Series 1 (September 1998 – CUSIP No.001823202) and Series 2 (November 1998 – CUSIP No.0018241010).  The buy-back is for the entire issue of both series.

The buy-back date will be effective on 12 December 2003.  This buy-back will also result in ANZ redeeming the TrUEPrS on the same date.

The redemption price will be US $25.00 plus an amount equal to the accrued but unpaid interest on each US $25.00 principal amount of the debt securities from and including the Interest Payment Date immediately preceding the Exchange Date to, but excluding, the Exchange Date.

The financial effect of this transaction has not been recognised in these financial statements.

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the Company and the consolidated entity:

a)     are in accordance with the Corporations Act 2001, including:

i)      complying with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii)     giving a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2003 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

b)    in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Company and some of its wholly owned controlled entities listed in note 48 executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418 (as amended), dated 13 August 1998 issued by the Australian Securities and Investments Commission.

The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities to which the class order applies, are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors

/s/ John Dahlsen	/s/ John McFarlane
John Dahlsen	John McFarlane
Director	Chief Executive Officer

7 November 2003

Auditors’ Report

Independent audit report to the members of Australia and New Zealand Banking Group Limited

Scope

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2003, consisting of the statements of financial performance, statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, accompanying notes 1 to 56 and the directors’ declaration set out on pages 119 to 195. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Auditing Standards of Australia and the United States of America to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

a)     the Corporations Act 2001, including:

i)      giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 September 2003 and of their performance for the financial year ended on that date; and

ii)     complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)    other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the major differences between the two sets of principles is presented in note 54 to the financial statements.

The application of the United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended 30 September 2003 and the determination of the consolidated financial position as of 30 September 2003, 2002 and 2001 to the extent summarised in note 54 to the financial statements.

/s/ KPMG	/s/ Peter Nash
KPMG	Peter Nash
Chartered Accountants	Partner

Melbourne 7 November 2003

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.

All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)     Economic Loss Provisioning

Description and Significance

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio.  The monthly charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.  The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•      the history of credit loss for each type and risk grade of lending; and

•      the size, composition and risk profile of the current loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of the ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.

As a result of the reassessments, ELP charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the ELP model outputs, the Group also regularly evaluates the overall level of the General Provision. The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio. In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision. The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for ELP was 0.39% of average net lending assets or $614 million (Sep 2002: 0.43% or $610 million excluding the special general provision of $250 million.  During 2002 an additional provision for bad debts of $250 million was added to the general provision to restore its balance to an appropriate level).  During the same period, specifically identified credit losses net of recoveries during the year were $527 million (Sep 2002: $728 million).

As at September 2003, the balance of the General Provision of $1,534 million (Sep 2002: $1,496 million) represents 1.01% (Sep 2002: 1.06%) of risk weighted assets.

b)     Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

The Group’s ELP provisioning methodology is used to estimate the extent of losses inherent within the loan book. Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision. Specific provisioning methodology applies when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from excess specific provisions arising when actual losses are determined to be less than the amount provided for within the specific provision are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings. Recoveries of amounts previously specifically provided against are applied to the restoration of the General Provision balance. The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $527 million (Sept 2002: $728 million).

c)     Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognises assets and liabilities that represent:

•      Deferred acquisition costs – direct costs from the acquisition of interest earning assets;

•      Software assets – direct costs incurred in developing software systems; and

•      Deferred income – liabilities representing income received in advance of services performed.

Deferred acquisition costs - Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

Software assets – Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group. If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

Deferred income – Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability. Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

Deferred acquisition costs – At 30 September, the Group’s assets included $336 million (Sep 2002: $289 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $169 million (Sep 2002: $132 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets – At 30 September, the Group’s fixed assets included $465 million (Sep 2002: $419 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $83 million (Sep 2002: $50 million) was recognised and adjustments were made to recognise the right to use software in Tradecentrix.  Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense will increase before stabilising going forward.  Consistent with US accounting rules on software capitalisation only costs incurred during configuration, coding and installation stages are capitalised. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At 30 September, the Group’s liabilities included $272 million (Sep 2002: $170 million) in relation to income received in advance. This income is largely comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group’s preference shares. Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets at 30 September were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	—	—	242	176	—	—
Corporate	—	—	14	9	7	11
Institutional	7	27	50	14	7	30
Consumer Finance	—	—	47	45	9	—
Mortgages	102	73	33	27	—	—
Asset Finance	227	189	21	29	—	—
Asia Pacific	—	—	2	1	—	2
Other	—	—	56	118	249	127
Total	336	289	465	419	272	170

d)     Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the ING Australia joint venture). The derivative instruments used to hedge the Group’s exposures include:

•      swaps;

•      forward rate agreements;

•      futures;

•      options; and

•      combinations of the above instruments.

Accounting treatment – In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position (in accordance with Australian Accounting Standards).

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•      revenues from foreign operations;

•      structured lending transactions;

•      lending assets; and

•      funding liabilities.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value. Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses. Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Fair value determination –Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income. Where liquid markets exist, fair value is based on quoted market prices. For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value. In addition, judgemental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

e)     Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.

Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients. The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia. The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special Purpose Vehicle (SPV)	Reason for establishment	Key Risks	SPV Assets
			2003		2002
			$m		$m
Securitisation vehicles	Assets are sold to an SPV which funds the purchase by issuing securities.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity support or other support and retains the risks associated with the provision of these services.	9,954	(1)	6,992	(1)
	Enables ANZ or customers to increase diversity of funding sources.

Credit and market risks associated with the underlying assets are not retained or assumed by ANZ. ANZ may also provide other services (eg. swaps, credit guarantees). ANZ earns fees at a commercial rate for providing these services.

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	2,124		1,968

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	28,655		26,642

(1)   The amounts disclosed are the total assets managed or arranged by ANZ.  They include SPV’s that purchase assets from sellers other than ANZ

f)     Valuation of investment in ING Australia Limited (INGA)

Description and significance

The Group adopts the equity method of accounting for its 49% interest in the INGA joint venture.  As of 30 September 2003, the Group’s carrying value is $1,648 million (2002: $1,593 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  This involves, the Group obtaining an indication of whether the carrying value may be less than the recoverable amount.  If so, an independent valuation is sourced to determine current recoverable amount.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Ltd (EY ABC) to provide an independent valuation of INGA as at 31 March 2003.  The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements.  The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital.  EY ABC presented an independent valuation range of $3,304 million to $3,690 million, reflecting a range of sales and cost base assumptions.

The key assumptions used in that valuation were reviewed by EY ABC against recent business experience as at 30 September 2003 to assess any potential valuation impacts. Based on this review, ANZ believes no change is required to the carrying value of the investment at 30 September 2003.

Key valuation assumptions

The 31 March 2003 valuation was based on a 31 December 2002 benchmark date with a roll-forward assesment to 31 March 2003. The valuation was based on a discounted cash flow approach comprising the present value of estimated future distributable profits after corporate tax, together with (in Australia only) the present value of 70% of the attaching imputation credits.

The assumptions underlying the cash flow projections were generally based on a long term view, together with an assessment of the current market environment.

The following gross of tax risk discount rates were used:

•	Australian life insurance business	10.75	% pa

•	Australian funds management businesses	11.75	% pa

•	New Zealand businesses	13.00	% pa

All economic assumptions, including future investment earnings and discount rates, were derived using the Capital Asset Pricing Model.

The value of future new business was based on a projection of 20 years of future new business allowing for:

•      anticipated new business growth and volumes; and

•      future margin squeeze

Other business assumptions were set relative to the experience of the business and the industry as well as management business plans.

Financial Information

1:  Cross Border Outstandings

Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group’s total assets are shown below. There were no cross border outstandings to any other country exceeding 0.75% of total assets.

Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower’s local currency.

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments and other official institutions	Banks and other financial institutions	Other commercial and industrial	Total	% of Group assets
	$m	$m	$m	$m
At 30 September 2003
United Kingdom	205	1,571	2,769	4,545	2.3
USA	94	1,818	1,171	3,083	1.6
New Zealand	6	1,254	392	1,652	0.8
At 30 September 2002
United Kingdom	273	1,079	4,581	5,933	3.2
USA	29	2,456	1,705	4,190	2.3
South Korea (1)	245	1,305	171	1,721	0.9
Singapore (1)	603	388	629	1,620	0.9
France	358	349	890	1,597	0.9
Germany	370	345	797	1,512	0.8

(1)   Includes local lending in local currency

2:  Certificates of Deposit and Term Deposit Maturities

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2003.

	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	After 1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	3,979	748	399	1,903	7,029
Term deposits	13,111	838	580	163	14,692
	17,090	1,586	979	2,066	21,721
Overseas
Certificates of deposit	2,579	298	128	114	3,119
Term deposits	14,465	1,133	797	402	16,797
	17,044	1,431	925	516	19,916
Total	34,134	3,017	1,904	2,582	41,637

3:  Volume and Rate Analysis

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	Volume	2003 over 2002 Change due to Rate	Total	Volume	2002 over 2001 Change due to Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	(10)	5	(5)	(10)	(11)	(21)
New Zealand	1	(4)	(3)	(1)	(7)	(8)
Overseas markets	(9)	(12)	(21)	4	(68)	(64)
Regulatory deposits with Reserve Bank of Australia	—	—	—	—	—	—
Investments in public securities
Australia	47	(5)	42	45	(40)	5
New Zealand	17	1	18	(23)	(25)	(48)
Overseas markets	15	(19)	(4)	(4)	(28)	(32)
Loans, advances and bills discounted
Australia	949	41	990	414	(835)	(421)
New Zealand	172	42	214	71	(174)	(103)
Overseas markets	(84)	(40)	(124)	(55)	(304)	(359)
Other assets
Australia	2	86	88	(1)	(80)	(81)
New Zealand	—	23	23	15	(1)	14
Overseas markets	14	(53)	(39)	34	(131)	(97)
Intragroup assets
Overseas markets	7	(18)	(11)	(104)	(221)	(325)
Change in interest income	1,121	47	1,168	385	(1,925)	(1,540)
Intragroup elimination	(7)	18	11	104	221	325
	1,114	65	1,179	489	(1,704)	(1,215)

Interest bearing liabilities
Time deposits
Australia	205	23	228	71	(215)	(144)
New Zealand	94	20	114	29	(92)	(63)
Overseas markets	(10)	(71)	(81)	87	(328)	(241)
Savings deposits
Australia	23	11	34	34	(58)	(24)
New Zealand	4	(1)	3	8	(21)	(13)
Overseas markets	(1)	(3)	(4)	2	(2)	—
Other demand deposits
Australia	117	54	171	115	(195)	(80)
New Zealand	9	11	20	13	(17)	(4)
Overseas markets	(1)	(1)	(2)	(2)	(7)	(9)
Due to other financial institutions
Australia	1	(1)	—	28	(10)	18
New Zealand	4	2	6	1	(4)	(3)
Overseas markets	(21)	(48)	(69)	(122)	(237)	(359)
Commercial paper
Australia	64	10	74	(72)	(60)	(132)
Overseas markets	18	(33)	(15)	(71)	(130)	(201)
Borrowing corporations’ debt
Australia	28	9	37	(1)	(48)	(49)
New Zealand	21	(1)	20	9	(9)	—
Loan capital, bonds and notes
Australia	210	45	255	171	(148)	23
New Zealand	6	1	7	3	(2)	1
Overseas markets	(8)	(3)	(11)	(3)	(17)	(20)
Other liabilities
Australia	129	(18)	111	(47)	43	(4)
New Zealand	(19)	18	(1)	12	(74)	(62)
Overseas markets	(3)	(7)	(10)	(12)	(21)	(33)
Intragroup liabilities
Australia	20	(14)	6	(75)	(192)	(267)
New Zealand	(27)	10	(17)	(29)	(29)	(58)
Change in interest expense	863	13	876	149	(1,873)	(1,724)
Intragroup elimination	(7)	18	11	104	221	325
	856	31	887	253	(1,652)	(1,399)
Change in net interest income	258	34	292	236	(52)	184

4:  Concentrations of Credit Risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2003		2002		2001
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	3,829	71	3,436	16	3,500	104
Business service	2,632	4	2,120	5	2,044	7
Entertainment, leisure and tourism	2,632	23	2,465	28	2,293	27
Financial, investment and insurance	4,966	5	4,603	13	4,311	3
Government and official institutions	51	—	67	—	122	—
Lease finance	2,613	2	2,503	2	2,524	5
Manufacturing	5,366	5	4,303	7	4,034	11
Personal(2)	15,648	23	14,893	27	13,435	36
Real estate – construction	1,767	4	1,152	5	1,198	11
Real estate – mortgage(3)	69,660	11	57,049	32	49,127	13
Retail and wholesale trade	6,821	54	5,957	15	6,017	16
Other	5,335	65	3,990	61	3,850	70
	121,320	267	102,538	211	92,455	303
Overseas
Agriculture, forestry, fishing and mining	2,756	12	2,526	3	2,686	8
Business service	323	1	435	1	214	1
Entertainment, leisure and tourism	534	5	586	4	361	1
Financial, investment and insurance	1,516	5	1,561	21	2,276	26
Government and official institutions	274	—	212	—	372	27
Lease finance	609	—	844	1	936	4
Manufacturing	3,654	17	4,701	34	5,153	30
Personal(2)	1,771	19	1,848	7	1,804	18
Real estate – construction	472	1	551	1	921	9
Real estate – mortgage(3)	12,759	4	11,956	5	11,638	12
Retail and wholesale trade	1,741	9	1,648	15	2,021	18
Other	5,058	144	5,943	282	5,853	43
	31,467	217	32,811	374	34,235	197
Total portfolio	152,787	484	135,349	585	126,690	500

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

	2000		1999
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	4,157	34	4,288	12
Business service	2,206	6	1,717	5
Entertainment, leisure and tourism	2,062	4	2,007	25
Financial, investment and insurance	5,532	1	4,438	5
Government and official institutions	103	—	106	—
Lease finance	2,821	8	3,585	5
Manufacturing	4,236	19	3,815	19
Personal(2)	12,728	131	9,280	94
Real estate – construction	1,376	7	1,376	6
Real estate – mortgage(3)	43,912	9	35,862	48
Retail and wholesale trade	5,691	24	4,946	23
Other	4,196	17	3,835	39
	89,020	260	75,255	281
Overseas
Agriculture, forestry, fishing and mining	2,429	12	2,131	17
Business service	274	1	550	7
Entertainment, leisure and tourism	505	6	665	4
Financial, investment and insurance	1,952	128	2,214	156
Government and official institutions	627	25	750	—
Lease finance	504	—	405	1
Manufacturing	4,781	118	6,493	213
Personal(2)	1,876	16	2,304	35
Real estate – construction	820	36	753	32
Real estate – mortgage(3)	10,628	16	9,645	25
Retail and wholesale trade	1,950	35	2,010	72
Other	4,266	56	4,376	64
	30,612	449	32,296	626
Total portfolio	119,632	709	107,551	907

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

5:  Doubtful Debts – Industry Analysis

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m

Balance at start of year	2,081	1,886	2,082	2,302	2,220
Adjustment for exchange rate fluctuations	(98)	(28)	32	37	(79)
Bad debts written off (refer (i) below)	(640)	(697)	(834)	(539)	(382)
Charge to statement of financial performance	614	860	531	502	510
Recoveries (refer (ii) below)	61	60	75	46	33
Other(1)	—	—	—	(266)	—
Total provisions for doubtful debts	2,018	2,081	1,886	2,082	2,302

i) Total write-offs by industry

Australia
Agriculture, forestry, fishing and mining	(4)	(72)	(14)	(12)	(6)
Business service	(11)	(8)	(6)	(5)	(4)
Entertainment, leisure and tourism	(3)	(4)	(5)	(10)	(3)
Financial, investment and insurance	(9)	(8)	(7)	(3)	(28)
Lease finance	(22)	(7)	(11)	(9)	(5)
Manufacturing	(10)	(17)	(22)	(11)	(18)
Personal(2)	(177)	(237)	(292)	(133)	(67)
Real estate – construction	(10)	(12)	(13)	(5)	(8)
Real estate – mortgage(3)	(11)	(19)	(13)	(51)	(16)
Retail and wholesale trade	(42)	(47)	(97)	(28)	(19)
Other	(15)	(37)	(28)	(8)	(48)
Overseas
Other	(326)	(229)	(326)	(264)	(160)
Total write-offs	(640)	(697)	(834)	(539)	(382)

ii) Total recoveries by industry

Australia
Agriculture, forestry, fishing and mining	2	3	5	4	—
Business service	1	1	1	—	—
Entertainment, leisure and tourism	1	2	1	1	—
Financial, investment and insurance	1	—	2	4	3
Lease finance	2	2	1	2	2
Manufacturing	6	3	2	5	1
Personal(2)	24	27	30	9	8
Real estate – construction	3	2	1	1	—
Real estate – mortgage(3)	1	4	3	4	1
Retail and wholesale trade	3	3	2	2	—
Other	—	1	1	2	2
Overseas
Other	17	12	26	12	16
Total recoveries	61	60	75	46	33
Net write-offs	(579)	(637)	(759)	(493)	(349)
Ratio of net write-offs to average loans and acceptances	0.4%	0.4%	0.5%	0.4%	0.3%

(1)   2000 includes $266 million reduction from the sale of Grindlays

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

6:  Short Term Borrowings

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ(Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2003	2002	2001
	$m	$m	$m
Balance at end of year
Commercial paper – ANZ (Delaware) Inc.	6,981	1,654	4,059
Commercial paper – other	5,458	3,963	5,043
Unsecured notes	—	12	28
Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	1.07%	1.85%	4.67%
Commercial paper – other	4.76%	4.92%	3.78%
Unsecured notes	—	6.22%	5.69%
Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	6,988	5,541	7,096
Commercial paper – other	7,407	5,647	7,193
Unsecured notes	7	29	99
Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	4,740	3,641	5,408
Commercial paper – other	5,216	3,888	5,275
Unsecured notes	7	14	53
Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	1.22%	2.00%	5.07%
Commercial paper – other	4.83%	4.57%	5.87%
Unsecured notes	5.85%	5.54%	5.73%

Glossary

Asia Pacific provides primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia. Excludes Institutional Financial Services and Corporate transactions.

Esanda and UDC provides motor vehicle and equipment finance, equipment operating leases and management services, fleet management services, and investment products to customers in Australia and New Zealand through its three businesses – Esanda (Australia), Esanda Fleet Partners (Australia and New Zealand) and UDC (New Zealand).

Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand and selected overseas markets.

Corporate business segment comprises corporate banking and small to medium enterprise banking in Australia. Corporate provides financial products and develops product strategies for medium sized businesses. Small to medium enterprise banking provides a full range of banking services for metropolitan based small to medium business with turnover up to $10 million.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

ING Australia (INGA) is a joint venture between the Group and the ING Group, providing integrated manufacture and distribution of wealth creation, management and protection products and services aligned to the Groups distribution and the open market. The INGA segment result for 2002 includes seven months ANZ Funds Management result (to 1 May 2002).

Institutional Financial Services comprises Institutional Banking, Transaction Services, Foreign Exchange, Capital Markets, Structured Finance International, and Corporate Financing and Advisory.

Mortgages provides mortgage finance secured by residential real estate in Australia and New Zealand.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases on impaired assets) less recoveries.

New Zealand banking provides a full range of banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centres, relationship managers and on-line banking.  New Zealand Banking excludes Mortgages, Consumer Finance and UDC. New Zealand geography (page 170) includes all ANZ operations in New Zealand.

Operating expenses exclude charge for doubtful debts.

Operations, Technology& Shared Services is the Group’s core support unit and is responsible for the Group’s global technical platforms, development and maintenance of business applications, the Group’s payments business and the provisions of other essential shared services to the Group, including property, Human Resources operations services, procurement and outsourcing.

Overseas includes the results of all operations outside Australia.

Overseas markets includes the results of operations in the UK, Europe, Asia, Pacific and Americas. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal Banking Australia comprises personal distribution and banking products. Personal distribution provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agricultural customers in rural Australia.  Banking Products manufactures deposit, transaction accounts and margin lending products. In addition, the business manage ANZ’s direct channels covering Phone Banking, ATMs and Internet Banking.

Service transfer pricing is in use throughout the Group, whereby business and support units recover the cost of services provided to other units. The basis of pricing for internal services varies from cost recovery, to market equivalent. There are some head office costs which are not recharged.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Treasury is the banker to all Group businesses. Treasury provides cash flow support, ensures liquidity, manages interest rate risk and provides capital to the Group businesses.

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

Alphabetical Index

Accounting Policies
Associates
Auditors’ Report
Average Balance Sheet and Related Interest
Bonds and Notes
Capital Adequacy
Certificates of Deposit and Term Deposit Maturities
Commitments
Concentrations of Credit Risk
Contingent Liabilities, Contingent Assets and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customers’ Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors’ Declaration
Dividends
Doubtful Debts – Industry Analysis
Due from Other Financial Institutions
Due to Other Financial Institutions
Earnings Per Ordinary Share
Employee Share and Option Plans
Equity Instruments Issued to Employees
Events Since the End of the Financial Year
Exchange Rates
Expenses
Fiduciary Activities
Glossary
Goodwill
Impaired Assets
Income
Income Tax Expense
Income Tax Liabilities
Interest Sensitivity Gap
Interest Spreads and Net Interest Average Margins
Interests in Joint Venture Entities
Investment Securities
Life Insurance
Liquid Assets
Loan Capital
Market Risk
Net Fair Value of Financial Instruments
Net Loans and Advances
Notes to the Financial Statements
Notes to the Statements of Cash Flows
Other Assets
Outside Equity Interests
Payables and Other Liabilities
Premises and Equipment
Provisions
Provisions for Doubtful Debts
Regulatory Deposits
Related Party Disclosures
Remuneration of Auditors
Remuneration of Directors
Remuneration of Executives
Securitisation
Segment Analysis
Share Capital
Shares in Controlled Entities, Associates and Joint Venture Entities
Short Term Borrowings
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Statements of Financial Performance
Statements of Financial Position
Superannuation Commitments
Trading Securities
US GAAP Reconciliation
Volume and Rate Analysis

This page has been left blank intentionally

Australia and New Zealand Banking Group Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne, Victoria 3000 Australia

The principal activities of the Group during the year were general banking, mortgage lending, life insurance, leasing, hire purchase and general finance, international and investment banking, investment and portfolio management and advisory services, nominee and custodian services and executor and trustee services.

The number of employees (full time equivalents) as at 30 September 2003 was 23,137.

Australia and New Zealand
Banking Group Limited
ABN 11 005 357 522

www.anz.com

The Board of Directors
Australia and New Zealand Banking Group Limited

Independent Auditor’s Consent

We consent to the incorporation, by reference in the registration statements (No. 333-8572 and 333-5456) on Form F-3 of the Australia and New Zealand Banking Group Limited, of our report dated 7 November 2003 with respect to the consolidated statements of financial position of the Australia and New Zealand Banking Group Limited as of 30 September 2003 and 2002, and the related statements of financial performance, changes in shareholders, cash flows and accompanying notes to the financial statements for each of the years in the three year period ended 30 September 2003, which report appears in the 2003 Financial Report of the Australia and New Zealand Banking Group Limited.

/s/ KPMG

KPMG
Melbourne, Australia
22 December 2003

Item 19: Exhibits

Exhibit 1 – Australia and New Zealand Banking Group Limited Constitution

Exhibit 4

Exhibit 4.1	National Bank of New Zealand Acquisition
4.1.1	Underwriting agreement
4.1.2	Share sale agreement
4.1.3	Licence agreement - Trade Mark licence
4.1.4	Revolving Loan Facility
4.1.5	Standby Hybrid Underwriting agreement

Exhibit 4.2	Employment contracts
4.2.1	Mr T L’Estrange
4.2.2	Mr G Camm
4.2.3	Mr M Grime

Exhibit 8 – Subsidiaries

Exhibit 12

Exhibit 12.1	302 Certification by Chief Executive Officer

12.2	302 Certification by Chief Financial Officer

Exhibit 13

Exhibit 13.1	906 Certification by Chief Executive Officer

13.2	906 Certification by Chief Financial Officer

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Registrant)

By:	/s/ P R Marriott

P R MARRIOTT

Chief Financial Officer

Date: December 19, 2003

Index to Exhibits

Exhibit 1 – Australia and New Zealand Banking Group Limited Constitution

Exhibit 4

Exhibit 4.1	National Bank of New Zealand Acquisition
4.1.1	Underwriting agreement
4.1.2	Share sale agreement
4.1.3	Licence agreement - Trade Mark licence
4.1.4	Revolving Loan Facility
4.1.5	Standby Hybrid Underwriting agreement

Exhibit 4.2	Employment contracts
4.2.1	Mr T L’Estrange
4.2.2	Mr G Camm
4.2.3	Mr M Grime

Exhibit 8 – Subsidiaries

Exhibit 12

Exhibit 12.1	302 Certification by Chief Executive Officer

12.2	302 Certification by Chief Financial Officer

Exhibit 13

Exhibit 13.1	906 Certification by Chief Executive Officer

13.2	906 Certification by Chief Financial Officer