Form 20-F
period 2004-09-30
AUSTRALIA & NEW ZEALAND BANKING GROUP LTD
filed 2005-01-11
CIK 859994

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

(MarkOne) ☐ Registration Statement pursuant to Section 12(b)
or (g) of the Securities Exchange Act of 1934 or

☒   Annual Report pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934

☐   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from    to

For the fiscal year ended September 30, 2004

Commission file number 0-18262

Australia and New Zealand Banking Group Limited

(Exact name of registrant as specified in its charter)

Victoria, Australia

(Jurisdiction of incorporation or organization)

100 Queen Street, Melbourne, VICTORIA, 3000, AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares each representing five ordinary shares	The New York Stock Exchange, Inc.

American Depositary Receipts each representing four Preference shares	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12 (g) of the Act.	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

USD1,000 Preference Shares	1,100,000	fully paid
Ordinary Shares	1,818,401,807	fully paid
$100 Preference Shares	10,000,000	fully paid

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

Item 17  ☐                                                              Item 18  ☒

2004
US Form 20-F
Annual Report

Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

Form 20-F Cross Reference Index

Form 20-F Registration Statement	4

Forward Looking Statements	5

Part I

Item 1: Identity of Directors, Senior Management and Advisers	Not Applicable

Item 2: Offer Statistics and Expected Timetable	Not Applicable

Item 3: Key Information	6
Selected Financial Data	6
Summary of Material Risks Factors	9
Currency of Presentation, Exchange Rates and Certain Definitions	13

Item 4: Information on the Company	14
Our Strategic Direction	17
Recent Developments	20
Assets and Gross Revenue by Line of Business	21
Assets and Gross Revenue by Region	23
Supervision and Regulation	23
Competition	31

Item 5: Operating and Financial Review and Prospects	33
Changes in Accounting Policy	34
Operating Results	34
Analysis of Significant Items	35
NBNZ Contribution (net of acquisition, funding and incremental integration costs)	36
Net Profit and Loss	37
Analysis of Major Income and Expense Items	39
Results by Line of Business	52
Results by Region	61
Balance Sheet	66
Supplementary Financial Information	79
Accounting Developments	89
Critical Accounting Policies	91
Risk Management	97

Item 6: Directors, Senior Management/Executives and Employees	100
Directors	100
Senior Management and Executives	104
Remuneration Report	105
Corporate Governance	106
Employees	122

Item 7: Major Shareholders and Related Party Transactions	123
Major Shareholders	123
Change in Control	124
Related Party Transactions	124

Item 8: Financial Information	125
Legal Proceedings	125
Dividend Distribution Policy	125

Item 9: The Offer and Listing	126
American Depositary Receipts	126
Capital Securities	127
Preference Shares	127

Item 10: Additional Information	128
Exchange Controls and Limitations Affecting Security Holders	128
Taxation	128
Constitution	132
Share Rights	133
Convening of and Admission to General Meetings	137
Limitations on Ownership and Changes in Control	138
Constitution Provisions Governing Disclosure of Shareholdings	138
Documents on Display	138

Item 11: Quantitative and Qualitative Disclosure about Market Risk	139
Risk Management	139

Item 12: Description of Securities other than Equity Securities	147

Part II

Item 13: Defaults, Dividend Arrearages and Delinquencies	147

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	147

Item 15: Disclosure Controls and Procedures	147

Item 16A: Audit Committee Financial Expert	147
Item 16B: Code of Ethics	147
Item 16C: Fees Paid to Accountants and Pre-approved Policies and Procedures	147

Part III

Item 17: Financial Statements	Not Applicable as Item 18 complied with

Item 18: Financial Statements	Exhibit 1

Item 19: Exhibits
Director and Executive Employment Contracts	Exhibit 4
Subsidiaries	Exhibit 8
302 Certifications	Exhibit 12
906 Certifications	Exhibit 13
Signatures	149

Forward-Looking Statements

This Annual Report contains certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings, and (iv) strategic priorities.  These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe” or other similar words.  These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Australia and New Zealand Banking Group Limited (the “Company”), together with its subsidiaries (“ANZ”, “us”, “we”, “our”, or the “Group”), which may cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Report.  Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statements, which speaks only as of the date made.

For example, the economic and financial forecasts contained in this Annual Report will be affected by movements in exchange rates and interest rates, which may vary significantly from current levels, as well as by general economic conditions in each of ANZ’s major markets. Such variations may materially impact ANZ’s financial condition and results of operations. The implementation of control systems and programs will be dependent on such factors as ANZ’s ability to acquire or develop necessary technology and its ability to attract and retain qualified personnel. The plans, strategies and objectives of management will be subject to, among other things, government regulation, which may change at any time and over which ANZ has no control. In addition, ANZ will continue to be affected by general economic conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in this Annual Report. See “Summary of Material Risk Factors” on page 9.

Item 1 - Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

Selected Financial Data

The summary consolidated balance sheet date as of September 30, 2004 and 2003 and income statement data for the fiscal years ended September 30, 2004, 2003 and 2002 have been derived from the Group’s 2004 audited financial statements (the “Financial Report”).  The Financial Report has been audited by our independent auditors.  The balance sheet data as of September 30, 2002, 2001 and 2000 and income statement data for the fiscal years ended September 30, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements for the fiscal years ended September 30, 2002, 2001 and 2000, which are not included in this document.

The financial statements referred to above have been prepared in accordance with Australian GAAP, which varies in certain significant respects from US GAAP.  See Note 55 to the Financial Report for a discussion of the significant differences between Australian GAAP and US GAAP as they apply to us.

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

Amounts reported in US dollars have been translated at the September 30, 2004 Noon Buying Rate, which was USD0.7244 = $1.00.

FINANCIAL REVIEW

Years ended September 30 (1)	2004	2004	2003	2002	2001	2000
	USD M	$M	$M	$M	$M	$M
Summary of Consolidated Statement of Income
Australian GAAP
Interest income	10,226	14,117	10,215	9,037	10,251	10,241
Interest expense	(6,420)	(8,863)	(5,904)	(5,019)	(6,418)	(6,440)
Net interest income	3,806	5,254	4,311	4,018	3,833	3,801
Profit from disposal of investments	—	—	—	174	—	—
Other operating income	2,456	3,391	2,808	2,796	2,573	3,790
Operating income	6,262	8,645	7,119	6,988	6,406	7,591
Operating expenses	(2,916)	(4,026)	(3,228)	(2,905)	(3,092)	(4,300)
Profit before allowance for loan losses and income tax	3,346	4,619	3,891	4,083	3,314	3,291
Allowance for loan loss charge (2)	(458)	(632)	(614)	(860)	(531)	(502)
Profit before income tax	2,888	3,987	3,277	3,223	2,783	2,789
Income tax expense	(846)	(1,168)	(926)	(898)	(911)	(1,040)
Profit after income tax	2,042	2,819	2,351	2,325	1,872	1,749
Net profit attributable to outside equity interests	(3)	(4)	(3)	(3)	(2)	(2)
Net profit attributable to shareholders of the Company (1)	2,039	2,815	2,348	2,322	1,870	1,747
Total adjustments attributable to shareholders of the company recognized directly into equity	169	233	(356)	(98)	197	201
Total changes in equity other than those resulting from transactions with shareholders as owners	2,208	3,048	1,992	2,224	2,067	1,948
Non-interest income as a % of operating income(3)	39.2%	39.2%	39.4%	42.5%	40.2%	49.9%
Dividends paid / provided (4)	1,158	1,598	641	1,252	1,062	941
Per fully paid ordinary share:
Operating profit after income tax (cents) (5)	111	153	142	141	113	103
Diluted net income per share (cents)	109	150	142	140	112	102
Dividends	$0.73	$1.01	$0.95	$0.85	$0.73	$0.64
Dividends		USD0.73	USD0.65	USD0.46	USD0.36	USD0.35
Dividends per ADR		USD3.66	USD3.23	USD2.31	USD1.81	USD1.73
Adjusted in accordance with US GAAP:
Net interest income	3,695	5,101	4,263	4,001	4,128	3,801
Allowance for loan losses	(458)	(632)	(614)	(860)	(531)	(502)
Operating profit before taxes	2,837	3,916	3,294	2,993	2,700	3,092
Operating profit after income tax	2,020	2,788	2,380	2,097	1,796	1,940
Operating profit after income tax (cents) (5)	112	155	144	127	108	115
Continuing Operations (Australian GAAP): (6)
Total income from operations	12,682	17,508	13,023	12,007	12,824	14,031
Less: Impact of discontinuing operations	—	—	—	—	31	(2,148)
Total income from continuing operations	12,682	17,508	13,023	12,007	12,855	11,883
Total operating profit after income tax	2,039	2,815	2,348	2,322	1,870	1,747
Less: Impact of discontinuing operations	—	—	—	—	12	(153)
Operating profit after income tax from continuing operations	2,039	2,815	2,348	2,322	1,882	1,594
Operating profit after income tax (cents) (5)	111	153	142	141	113	93

(1)   In millions, except per share amount per ADR amount and ratios.

(2)   The allowance for loan loss charge represents the economic loss provision charge (refer page 49).

(3)   Operating income is the sum of net interest income and non-interest income.

(4)   Excludes preference share dividends and dividends taken under the bonus option plan.  The final dividend for 2004 of $983 million (2003: $777 million) has not been provided for at September 30, due to a change in Australian Accounting Standards on recognition of dividends effective from 2003.

(5)   Amounts are based on weighted average number of ordinary shares outstanding, 2004: 1,774.1 million, 2003: 1,577.8 million, 2002: 1,559.8 million, 2001: 1,554.8 million, and 2000: 1,604.9 million.  Weighted average number of ordinary shares outstanding has been adjusted for rights issue.  Operating profit after income tax excludes preference share dividends of 2004: $98 million, 2003: $102 million, 2002: $117 million, 2001: $119 million, 2000: $102 million.

(6)   Operations that will continue to contribute to the results of the ANZ group in future periods.  Operations exclude, 2004, 2003, 2002: Nil, 2001: sale of residual assets from Grindlays, 2000: Sale of Grindlays.

FINANCIAL REVIEW

Years ended September 30	2004	2004	2003	2002	2001	2000
	USD M	$M	$M	$M	$M	$M
Summary of Consolidated Balance Sheets
Australian GAAP
Shareholders’ equity (1)	12,972	17,907	13,770	11,448	10,538	9,795
Subordinated debt	6,139	8,475	5,630	3,445	3,831	3,687
Bonds and notes	19,995	27,602	16,572	14,708	15,340	9,519
Deposits and other borrowings	122,103	168,557	124,494	113,297	104,874	100,602
Gross loans, advances and acceptances (net of unearned income) (2)	159,226	219,804	164,661	147,937	139,867	133,879
Specific allowance for loan losses	(278)	(384)	(484)	(585)	(500)	(709)
General allowance for loan losses	(1,443)	(1,992)	(1,534)	(1,496)	(1,386)	(1,373)
Net loans, advances and acceptances	157,505	217,428	162,643	145,856	137,981	131,797
Total assets	187,870	259,345	195,591	183,105	185,493	172,467
Net assets	12,985	17,925	13,787	11,465	10,551	9,807
Risk weighted assets	142,463	196,664	152,164	141,390	139,129	129,688
Adjusted in accordance with US GAAP
Shareholders’ equity (1)	12,255	16,917	12,820	12,139	11,207	10,517
Total assets	189,810	262,024	195,230	183,035	185,573	171,858
Summary of Consolidated Ratios Australian GAAP
Operating profit after income tax (3) as a percentage of:
Average total assets		1.2%	1.2%	1.3%	1.1%	1.1%
Average shareholders’ equity (1)		18.1%	20.6%	23.2%	20.2%	19.3%
Dividends (4) to ordinary shareholders as a percentage of operating profit after income tax		67.5%	64.2%	57.8%	62.0%	59.1%
Average shareholders’ equity as a percentage of average total assets (5)		6.2%	5.7%	5.3%	5.0%	5.3%
Capital Adequacy ratios:
Tier 1		6.9%	7.7%	7.9%	7.5%	7.4%
Tier 2		4.0%	4.0%	2.8%	3.2%	3.4%
Deductions (6)		(0.5)%	(0.6)%	(1.2)%	(0.4)%	(0.6)%
Total		10.4%	11.1%	9.5%	10.3%	10.2%
Number of shares on issue (million)		1,818	1,522	1,504	1,488	1,506
Adjusted in accordance with US GAAP
Operating profit after income tax as a percentage of:
Average total assets		1.1%	1.2%	1.2%	1.0%	1.2%
Operating profit (1) after income tax as a percentage of:
Average shareholders’ equity (1)		17.9%	20.8%	20.9%	18.2%	20.6%
Dividends (7) to ordinary shareholders as a percentage of operating profit after income tax (6)		65.5%	62.2%	63.2%	63.3%	51.2%
Average shareholders’ equity (1, 6) as a percentage of average total assets		6.2%	5.6%	5.3%	6.0%	5.4%

(1)   Excludes outside equity interest and preference shares.

(2)   Our balance sheet shows loans and advances net of the specific and general allowances. For ease of presentation the gross amount is shown here.

(3)   Includes significant items.

(4)   Includes proposed final dividend of $983 million in 2004 not provided at September 30, 2004 following a change in Accounting Standards on recognition of dividends.

(5)   Excludes preference shares.

(6)   Deductions represent our investment in life insurance, funds management, securitization activities and other banks of $1,019 million (2003: $920 million, 2002: $1,703 million, 2001: $604 million, 2000: $787 million).  In 2003 the intangible components of investments is deducted from Tier 1 capital rather than from total capital.

(7)   Excludes dividends taken under the bonus option plan. Includes proposed final dividend of $983 million in 2004 not provided at September 30, 2004 following a change in Accounting Standards on recognition of dividends.

FINANCIAL REVIEW

Years ended September 30	2004	2004	2003	2002	2001	2000
	USD M	$M	$M	$M	$M	$M

Summary of credit quality data
Gross non-accrual loans (1)
Subject to specific allowance for loan losses	517	714	913	1,072	940	1,046
Without specific allowance for loan losses	83	115	94	131	320	345
Total non-accrual loans	600	829	1,007	1,203	1,260	1,391
Allowance for loan losses
Specific allowance (loans)	274	378	482	575	490	692
Specific allowance (off-balance sheet commitments)	4	6	2	10	10	17
General allowance	1,443	1,992	1,534	1,496	1,386	1,373
Total allowance	1,721	2,376	2,018	2,081	1,886	2,082
Gross loans, advances and acceptances (2)
Gross loans and advances (2)(3)	150,196	207,338	151,483	134,141	125,543	118,397
Acceptances	9,030	12,466	13,178	13,796	14,324	15,482
Total gross loans, advances and acceptances	159,226	219,804	164,661	147,937	139,867	133,879
Gross non-accrual loans as a percentage of gross loans and advances		0.4%	0.7%	0.9%	1.0%	1.2%
Gross non-accrual loans as a percentage of gross loans, advances and acceptances		0.4%	0.6%	0.8%	0.9%	1.0%
Specific allowance for loan losses as a percentage of gross non-accrual loans (1):
Subject to allowance		52.9%	52.8%	53.6%	52.1%	66.2%
Total non-accrual loans		45.6%	47.9%	47.8%	38.9%	49.7%
Total allowance for loan losses as a percentage of:
Gross loans and advances (2)		1.1%	1.3%	1.6%	1.5%	1.8%
Gross loans, advances and acceptances (2)		1.1%	1.2%	1.4%	1.3%	1.6%
Risk weighted assets		1.2%	1.3%	1.5%	1.4%	1.6%

(1)   Excludes off-balance sheet commitments that have been classified as unproductive of $23 million (2003: $37 million, 2002: $44 million, 2001: $31 million, 2000: $56 million) net of an allowance of $6 million (2003: $2 million, 2002: $10 million, 2001: $10 million, 2000: $17 million) and restructured loans $32 million (2003: $nil, 2002: $1 million, 2001: $1 million, 2000: $1 million).

(2)   Net of unearned income.

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

Changes in fiscal and monetary policies may adversely impact our results

The Reserve Bank of Australia (“RBA”) and the Reserve Bank of New Zealand (“RBNZ”) regulate the supply of money and credit in Australia and New Zealand (respectively). Their policies determine the cost of funds to us for lending and investing and the return we will earn on those loans and investments. Both of these impact our net interest margin, and can materially affect the value of financial instruments we hold, such as debt securities. The policies of the RBA and the RBNZ also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in RBA and RBNZ policies are hard to predict or anticipate.

Regulatory changes may adversely impact our results

As we consist of regulated entities which are deposit-taking institutions, we are regulated in Australia, New Zealand and in the other countries in which we have operations. This regulation varies from country to country but generally is designed to protect depositors and the banking system as a whole, not holders of our securities.

The Australian Government and its agencies, including the Australian Prudential Regulation Authority (“APRA”) and the RBA, have supervisory oversight of us and our failure to comply with laws, regulations or policies could result in sanctions by these regulatory agencies and cause damage to our reputation. The New Zealand Government and its agencies, including the RBNZ, have supervisory oversight of our New Zealand business. Our failure to comply with laws, regulations or policies could result in sanctions by these regulatory agencies and cause damage to our reputation. The RBNZ approved the acquisition of The National Bank of New Zealand (“NBNZ”) subject to various ongoing regulatory and consent requirements. To the extent that these regulatory and consent requirements limit our operations or flexibility, they could adversely affect our profitability and prospects.

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

Competition may adversely impact our results, especially in Australia and New Zealand

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

The effect of the competitive market conditions in which we operate may have a material adverse effect on our financial performance and position, especially in Australia and New Zealand, where we operate in highly competitive markets.

Application of and changes to accounting policies may adversely impact our results

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. Our management must exercise judgement in selecting and applying many of these accounting policies and methods so that not only do they comply with generally accepted accounting principles but they also reflect the most appropriate manner in which to record and report our financial position and results of operations.

In some cases, management must select an accounting policy or method from two or more alternatives, any of which might comply with generally accepted accounting principles and be reasonable under the circumstances yet might result in us reporting materially different outcomes than would have been reported under a different alternative.

The Australian Accounting Standards Board (“AASB”) is adopting International Financial Reporting Standards (“IFRS”) for application to reporting periods beginning on or after January 1, 2005.  As a result, from January 1, 2005, the accounting standards that apply to Australian reporting companies under the Corporations Act, such as us, will be based upon IFRS issued by the International Accounting Standards Board (“IASB”).  We will adopt IFRS from October 1, 2005.  Comparatives will be required to be restated on initial adoption of IFRS for most standards (other than for IAS39/AASB 139 (Financial Instruments - Recognition and Measurement), IAS32/AASB 132 (Financial Instruments - Disclosure and Presentation) and IAS4/AASB 4 (Insurance Contracts).

APRA has also announced that it intends to revise its capital adequacy requirements to take account of the impact of IFRS, in particular the treatment of innovative capital instruments for capital adequacy purposes and the treatment of superannuation fund surpluses/deficits.

Based on IFRS and related exposure drafts issued to date, adoption of IFRS may result in material changes to accounting for hedges, doubtful debt provisioning, securitization, recognition of fee income, accounting for goodwill, post employment benefits and share based payments and classification of hybrid equity instruments.

The final version of IFRS that will be applicable to us may still change.  In particular, the AASB has yet to finalise the Australian equivalent of IAS 39, the standard on recognition and measurement of financial instruments.

All our financial information disclosed in this Annual Report has been prepared in accordance with current Australian GAAP. As explained above, the differences between current Australian GAAP and IFRS, will potentially have a significant effect on our financial position and performance. The differences identified above should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

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

We are subject to credit risk, which may adversely impact our results

As a financial institution, we are exposed to the risks associated with extending credit to other parties. Less favorable business or economic conditions, whether generally or in a specific industry sector or geography, could cause customers or counterparties to experience adverse financial consequences, thereby exposing us to the increased risk that those customers or counterparties will fail to honor the terms of their loans or agreements.  In addition, in assessing whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Our financial condition and results of operations could be negatively impacted to the extent we rely on information or financial statements that are inaccurate or materially misleading.

As a result of the potential for loss arising from the failure of customers or counterparties to meet their contractual obligations, we hold provisions to cover loan losses. The amount of these provisions is determined by assessing, based on current information, the extent of credit risk within the current lending portfolio. However, if the information upon which the assessment of risk proves to be inaccurate, the provisions made for loan loss may be insufficient, which could have a material adverse effect on our results and operations.

We are subject to operational risk, which may adversely impact our results

Operational risk relates to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events, which impact our operating business. Operational risk includes the risks arising from process error, fraud, systems failure, failure of security and physical protection systems, customer services, staff skills and performance and product development and maintenance. We are highly dependent on information systems and technology and there is a risk that these might fail. From time to time, we will undertake major projects and there are operating risks in the design and implementation of these projects. Further, our exposure to potential systemic events or failings in the international financial services sector may also be a source of operational risk.

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

Litigation and contingent liabilities may adversely impact our results

ANZ may from time to time be subject to material litigation and other contingent liabilities, which, if they crystallize, may adversely impact our results. Details regarding ANZ’s contingent liabilities are contained in note 48 of the 2004 Financial Report.  For example (these are illustrative examples, please refer to the 2004 Financial Report for the full disclosures):

•                  We face potential exposure in respect of litigation relating to a breach of the Indian Foreign Exchange Regulation Act 1973 (“Indian FERA”). This exposure arises from our past ownership of ANZ Grindlays Bank Limited (“Grindlays”).  In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. These transactions may not have complied with Indian FERA. Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Grindlays has commenced proceedings in the courts contesting the validity of these notices. Based on advice from the Bank’s Indian lawyers, we believe we maintain adequate provisions to cover such exposure.

•                  ANZ in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions.  On September 30, 2004, ANZ in New Zealand received Notices of Proposed Adjustment (the “Notice”) in respect of one of these structured finance transactions undertaken in the 2000 financial year.  The Notice is formal advice that the New Zealand Inland Revenue Department (“IRD”) is proposing to amend tax assessments.  The Notice is not a tax assessment and does not establish a tax liability, but it is the first step in a formal dispute process.  Should the same position be adopted by the IRD on the remaining transactions of that kind, the maximum potential tax liability would be approximately NZD348 million (including interest tax effected) for the period to September 30, 2004.  Of that maximum potential liability, approximately NZD116 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired NBNZ and which relate to transactions undertaken by NBNZ before December 2003. Based on external advice, the ANZ group has assessed the likely progress of this issue, and believes that it holds appropriate provisions.

Other than disclosed in the 2004 Financial Report, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) against ANZ that may have or have had in the previous 12 months a significant effect on ANZ’s financial position.

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

Integration risk resulting from the ongoing integration of NBNZ may adversely affect our results

We acquired NBNZ in December 2003. The integration of businesses that have previously operated independently has been progressed significantly, involving, among other things, the completion of legal amalgamation and non-systems business integration and continuing work on integration of technology platforms and processes. Key risks associated with the integration include loss of revenue and customers, loss of key personnel, additional costs and losses arising from systems or technology failure.  The scope of the integration process has recently been changed, primarily to exclude integration of the retail banking systems.  This is expected to reduce the program’s risk and complexity, and to enable management to focus on customer retention, growth and financial performance.

The success of integration has a number of dependencies including the approval of regulators, agreement on integration plans, the ability of management to execute the approved integration plans and the response of customers to the acquisition and integration.

Currency of Presentation, Exchange Rates and Certain Definitions

Currency of Presentation

The Company, together with its subsidiaries, publishes consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to “US$”, “USD” and “US dollars” are to United States dollars and references to “$”, “AUD” and “A$” are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of USD0.7244 = $1.00, the Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York(the “Noon Buying Rate”) on September 30, 2004.

Exchange Rates

For each of the periods indicated, the high, low, average and period-end Noon Buying Rates for Australian dollars were:

		USD per $1.00
Year ended		High	Low	Average	Close
2000	September	0.6687	0.5372	0.6032	0.5415
2001	September	0.5712	0.4828	0.5182	0.4946
2002	September	0.5748	0.4923	0.5329	0.5429
2003	September	0.6823	0.5422	0.6131	0.6797
2004	September	0.7979	0.6814	0.7287	0.7244
Month ended	June	0.7067	0.6840	0.6937	0.6952
	July	0.7334	0.6980	0.7161	0.7035
	August	0.7245	0.7001	0.7111	0.7071
	September	0.7244	0.6880	0.7028	0.7244
	October	0.7478	0.7207	0.7337	0.7468
	November	0.7903	0.7447	0.7704	0.7723

The average is calculated from the Noon Buying Rate on the last day of each month during the period.

On December 2, 2004, the Noon Buying Rate was USD0.7769 per $1.00.

In 2004, 33% (2003: 27%) of our operating income was derived from overseas operations and was denominated principally in New Zealand dollars (“NZ$” or “NZD”), US dollars (“US$” or “USD”) and British pounds sterling (“£” or “GBP”). Movements in foreign currencies against the Australian dollar can therefore affect ANZ’s earnings through the re-translation of overseas profits to Australian dollars. Based on exchange rates applied to convert overseas profits and losses from September 2000 to September 2004, the Australian dollar moved against these currencies as follows (refer also Note 56 to the Financial Report):

Years ended September 30	2004	2003	2002	2001	2000
NZD	+1%	–7%	–4%	–1%	+5%
USD	+19%	+15%	+2%	–14%	–5%
£	+6%	+6%	0%	–7%	0%

We monitor our exposure to revenues, expenses and invested capital denominated in currencies other than Australian dollars. These currency exposures are hedged as considered necessary.

Certain Definitions

Our fiscal year ends on September 30. As used throughout this Annual Report, unless otherwise stated or the context otherwise requires, the fiscal year ended September 30, 2004 is referred to as 2004, and other fiscal years are referred to in a corresponding manner. References to calendar years are identified as such.

Item 4: Information on the Company

Overview

ANZ is one of the four major banking groups headquartered in Australia. Our Australian operations began in 1835 and our New Zealand operations began in 1840. We are a public limited company incorporated in the State of Victoria, Australia, which is our main domicile, and have our principal executive office located at 100 Queen Street, Melbourne, Victoria, 3000, Australia. Our telephone number is (61) (3) 9273 5555.

Based on publicly available information as at September 30, 2004, we ranked third among Australian banking groups in terms of total assets ($259 billion) and third in terms of shareholders’ equity ($18 billion) and ranked third in terms of market capitalization, with a market capitalization of $35 billion, which ranked us as the fourth largest company listed on the Australian Stock Exchange Limited.

We provide a broad range of banking and financial products and services to retail, small business, corporate and institutional clients. We conduct our operations primarily in Australia and New Zealand (approximately 93% of our total assets at September 30, 2004 are related to these operations). The remainder of our operations are conducted in the United Kingdom, the United States and a number of other countries, most of which are located in the Asia Pacific region. At September 30, 2004, we had 1,190 branches and other points of representation worldwide.

ANZ’s strategy is executed through a management structure focused on specialization:

Principal activities of divisions

Personal

Personal is comprised of the Australian operations of Personal Distribution (including Rural Banking), Banking Products, Mortgages and Cards and Merchant Services.

•                  Personal Distribution - Provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agriculture customers in rural Australia.

•                  Banking Products - Provides deposit accounts, transaction accounts and margin lending products. In addition, the business manages ANZ’s direct channels covering Phone Banking and Internet Banking.

•                  Mortgages - Provides housing finance to consumers in Australia for both owner occupied and investment purposes.

•                  Cards and Merchant Services - Provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia.

Institutional

Institutional is a segment encompassing businesses that provide a full range of financial services to ANZ’s largest corporate and institutional customers.

•                  Institutional Banking - Manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $100 million in Australia and New Zealand and, for corporate clients with whom ANZ has an existing customer relationship, in the United Kingdom, United States and Asia.

•                  Transaction Services - Provides cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

•                  Markets - Provides foreign exchange and commodity trading, sales-related services to corporate and institutional clients globally.  In addition, the business provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products globally.

•                  Corporate & Structured Financing - Provides complex financing and advisory services, structured financial products, leasing, private equity finance, project finance, export finance and leveraged finance and infrastructure investment products to ANZ’s customers.

New Zealand Business

New Zealand Business includes

•                  National Bank of New Zealand (“NBNZ”), which was acquired from Lloyds Bank on the December 1, 2003 (refer to page 36 for acquisition details); and

•                  ANZ (NZ) businesses provide banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centers, relationship managers and online banking.

ANZ (NZ) and NBNZ engage in the following businesses.

•                  Personal and Business Banking - provides consumer banking deposits, loans, overdrafts, credit card and merchant services and mortgage products.  A two-brand strategy has been adopted whereby both the ANZ and NBNZ brands and branch networks are to be maintained and run in competition.  Management and systems of the businesses are separate.

•                  Rural Banking – provides a full range of banking services to the rural community and is offered under the NBNZ brand only.

•                  Corporate Banking – is responsible for managing customer relationships and developing financial solutions for medium-sized businesses and is offered under the ANZ brand.

The business model is focused upon preserving revenue by reducing customer disruption and attrition and leveraging the strong market positions in both Rural and Corporate Banking of NBNZ and ANZ respectively.

Corporate

Corporate includes

•                  Small Business Banking Australia which provides a full range of banking services for metropolitan-based small businesses in Australia with funds under management up to $50,000;

•                  Business Banking Australia which provides a full range of banking services for metropolitan based small to medium business in Australia with turnover up to $10 million; and

•                  Corporate Banking Australia which manages customer relationships and develops financial solutions for medium-sized businesses (turnover $10 million to $150 million) in Australia.

Esanda and UDC

Esanda and UDC provides motor vehicle and equipment finance; equipment operating leases and management services, fleet management services, and investment products through its businesses - Esanda (Australia), Esanda FleetPartners (Australia & New Zealand), UDC (New Zealand) and Specialized Asset Finance (Australia).

Asia Pacific

Asia Pacific provides retail banking services in the Pacific Region and Asia.  This business unit excludes Institutional and Corporate transactions that are included in the geographic results for Asia. The Asia Pacific business also manages ANZ’s consumer banking business in Asia with Singapore and Japan being the major contributors.

Asia Pacific also manages ANZ’s strategic retail partnerships in Asia.  ANZ currently has partnerships in Indonesia with PT Panin Bank, in the Philippines with Metrobank and in Cambodia with the Royal Group.  The relationships are focused on leveraging ANZ’s capabilities across the established client bases of the local partners.

ING Australia

On April 10, 2002, the Group entered into a contract to sell certain life and general insurance and funds management businesses to a joint venture with ING Group, and acquire a 49% interest in the joint venture.

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

•                  The Joint Venture was valued in April 2002, at $3,750 million with ING contributing businesses valued at $2,874 million; ANZ contributing businesses valued at $879 million.  ANZ’s contribution to the Joint Venture was by way of selling a controlling interest in ANZ Life Assurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited, as well as making a capital contribution of $960 million.

•                  The Joint Venture includes the majority of ANZ’s and ING’s funds management and insurance activities in Australia and New Zealand.

COMPANY PROFILE

As a result of the transfer of ANZ’s life insurance, general insurance and funds management subsidiaries into the new joint venture company, ANZ Life Assurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited are no longer consolidated within the results of the ANZ Group as subsidiaries.  ANZ Group’s investment in ING Australia is accounted for under the equity accounting method with 49% of both the net profit before tax and net assets from the joint venture recognized. The equity accounting method has been applied on the basis of ING Australia being under the joint control of ANZ and ING.

The profit on sale was $170 million under Australian Generally Accepted Accounting Principles (“A GAAP”) as a 49% interest in the businesses was retained.  Under US GAAP all profit on sale was eliminated as it occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

ING Australia, the wealth management joint venture between ANZ and ING Group, provides and distributes integrated wealth creation products, management and protection products and services aligned to ANZ distribution and the open market.

Group Treasury

Group Treasury is the banker for all ANZ businesses. It is charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to all of the ANZ businesses.  Group Treasury is included in the Group Center in 2004.

Group Center

Group Center includes Operations, Technology and Shared Services, Group Treasury, Group People Capital, Group Strategic Development, Group Financial Management, Group Risk Management, Capital, Funding and Group Items.

Organization Structure Changes

The Group from time to time modifies the organization of its businesses to enhance the focus on delivery of specialized products or services to customers.  Prior period numbers are adjusted for such organizational changes to allow comparability where practical.  During the year ended September 30, 2004 the significant changes were:

•                  Personal clusters all ANZ’s businesses serving personal customers in Australia.  It now includes Cards and Merchant Services (formerly called Consumer Finance) and Mortgages Australia.

•                  A new business unit “New Zealand Business” was created which consists of the ANZ (NZ) businesses, the National Bank of New Zealand, and Integration costs.  The ANZ (NZ) businesses now include New Zealand Mortgages, which was previously reported in Mortgages, and New Zealand Consumer Finance, which was previously reported in Cards and Merchant Services.

•                  Within Institutional, the operations of Structured Finance International and Corporate Finance and Advisory have been brought together and are being managed as one global business, called Corporate and Structured Financing.  In addition, the operations of Foreign Exchange and Capital Markets have been brought together and are reported as one unit called Markets. Pacific Foreign Exchange, which was previously reported in Asia Pacific is now reported in Institutional.

•                  Corporate comprises Corporate Banking Australia, Business Banking Australia, and now includes Small Business Banking Australia which was previously part of Personal.

•                  Asset Finance has been renamed Esanda and UDC.

•                  ANZ has moved the goodwill amortisation on investments to Group Center.  This is an extension of equity standardisation and facilitates better comparisons across different business units.

•                  In addition, there have been a number of function transfers including some minor segmentation between Institutional Banking, Corporate, and Asia Pacific together with a number of relatively minor methodology changes to revenue and cost allocations.

Our Strategic Direction

ANZ’s aspiration is to be:

Australasia’s leading, most respected and fastest growing major bank.

The strategic priorities for achieving our aspiration are:

•                  superior revenue growth

•                  market leadership in our core businesses

•                  increased market share

•                  superior cost and risk management

•                  superior shareholder returns

Underpinning the way ANZ operates are our core values:

•                  Put our customers first

•                  Create value for our shareholders

•                  Lead and inspire each other

•                  Earn the trust of our community

•                  Breakout, be bold and have the courage to be different.

A Foundation for Growth

ANZ has built a powerful platform for growth in four key areas:

•                  ANZ has shifted the focus of its portfolio of businesses from institutional and corporate banking towards retail and business banking.  Today, approximately 50% of ANZ’s net profit after tax is derived from our retail segment, a rise from 31% of net profit after tax in 1997.

•                  ANZ has reduced its cost-to-income ratio from 65% to 45% over the last seven years.  This has positioned us well for growth, as for every dollar we earn, more flows through to the bottom line.

•                  ANZ has improved its risk profile.  We have reduced the amount of lending assets outside Australia and New Zealand from 15% in 1996 to just 5% today.  Single customer exposures have also been significantly reduced.

•                  ANZ has developed a strong performance culture based on a set of shared values.  We have a record of setting targets and achieving them.

These four keys areas have set the foundation for achieving our aspiration.  They also ensure that ANZ can deliver sustainable performance and value over the long term.

Our Strategic Priorities

Our aspiration translates into a clear set of priorities for the Group:

•                  We aim to combine superior revenue growth with superior efficiency.  Our approach in recent years has involved moderate revenue growth and significant efficiency gains.  ANZ is now very efficient and so our priority has to be to generate superior revenue growth.

•                  We aim for market leadership in our core businesses.  We are the leading bank in New Zealand and have a number of other leading positions in Australia and the Pacific.  We are now focusing on increasing our market share in each of our core businesses, particularly those of lower risk, more sustainable businesses where we are underweight such as Australian personal banking and small business banking.

•                  We aim to have distinctive relationships and service to increase market share and produce the highest sustainable revenue growth.  Specialisation has helped us make progress in this area.  It has provided our businesses with focus and vitality and we have great products for our customers.  This year we re-organized to harness synergies between the specialist businesses and to broaden and deepen their offering to customers.  There has been good progress but we are currently focusing on developing more reasons for customers to choose ANZ over our competitors.

•                  We aim to manage costs effectively in order to improve earnings, offer lower prices and free up resources for investment in future revenue growth.  We are going to support growth with increased investment funded by reallocating resources to growth businesses, re-investing funds generated by growth and continuing to run our businesses in a lean, agile way.

•                  We aim to avoid non-core or risky activities that might produce sub-standard and volatile shareholder returns and divert management attention from what is important.  We have had a consistent strategy of ceasing high-risk activities and narrowing our focus to core businesses where we have realistic leadership prospects.

•                  We aim to share the benefits of our success with customers, staff and the community.  We recognize that delivering sustainable value to shareholders in the long-term requires companies to serve others as well as shareholders.

Generating Sustainable Momentum

To realize our aspiration, we need to create an organization that is both different and sustainable. This is not something that can be achieved overnight or with a simple statement of intent. It requires sustained commitment, persistence and investment over a number of years.

Our first major step was to create a portfolio of specialist businesses. Specialization has not only brought a sharper financial focus through greater accountability, it has also contributed to a greater sense of ownership and commitment from our people. This has already contributed to improved customer satisfaction across many business units, and in turn, improved results.

In April of this year we announced the formation of a new division, Personal, which is a cluster of all of ANZ’s specialized businesses primarily serving personal customers in Australia.  The move completes a program of clustering specialist businesses around customer segments.  ANZ’s Institutional, Corporate and New Zealand businesses have already adopted this approach.  The divisional clusters are designed to accelerate organic growth and build market share.  They aim to harness synergies between the specialist businesses to broaden and deepen the offering to customers, while maintaining the integrity and vitality of ANZ’s specialization model.

We established a program of cultural change, Breakout, in 1999 and it continues today.  This program is designed to transform ANZ’s culture from the traditional, bureaucratic banking culture into a modern vibrant organisation.  Over 18,000 people within ANZ have been through our Breakout program in its various phases, with each phase tackling a different priority or issue.  Initially, much of the program was aimed at increasing accountability, freedom and openness and developing a common set of values.  We are currently working at getting the whole organization aligned to the customer and to superior revenue growth.  The Breakout program reflects our people are an investment rather than a resource.  As a result we have seen a radical rise in staff satisfaction, which now stands at 85%.

At ANZ we are committed to helping our people continuously to improve their skills and capabilities, and support them in obtaining tertiary and post-graduate qualifications.  We continue to be one of the largest private sector recruiters of graduates with a new intake of more than 250 in Australia and New Zealand in 2004.

ANZ’s aim to deliver sustainable value recognizes that companies do not serve shareholders exclusively, but others as well.  Part of delivering on our aspiration involves engaging and contributing to the community.  We continue to invest in financial literacy with the launch of Australia’s first comprehensive adult financial education program “MoneyMinded”.  This program is designed to assist people make better judgments and decisions about the use and management of their money.  The development of MoneyMinded follows the findings of Australia’s first national survey of adult financial literacy in May 2003, which identified a strong relationship between socio-economic status and financial literacy.  We see this study as a next step towards empowering people with the appropriate financial skills to make informed basic financial decisions.

During 2004, ANZ conducted a pilot matched savings program, Australia’s first called “Saver Plus”.  In conjunction with the Brotherhood of St Lawrence and other not-for-profit organizations, Saver Plus is aimed to help 270 families on low incomes to save for costs associated with their secondary education.  For those on the Saver Plus program ANZ matches every dollar saved with two additional dollars and account holders have also been provided with financial skills training and personal coaching.  In September, in partnership with The Smith Family, we expanded the program to Queensland furthering our commitment to making a difference to the community.

Building a future

Specialization creates a demonstrably more agile operation, able to respond rapidly to the opportunities presented within each business segment.  We continue to position our businesses for growth and continue the focus on the specialized business model following the re-organisation of the Personal Banking business.

In our retail banking businesses, trained and committed staff acting as advocates for ANZ, are essential to the health of our relationships with customers and the broader community.  We have also maintained high levels of investment to improve customer service, quality and efficiency.  In Australia the “MyTell” system, a new branch telling platform, has been rolled out to the entire branch network with positive results for both staff and customers.  We have also made substantial investment in the ANZ brand with the launch of the ANZ NOW national advertising campaign.  In addition we have rebranded and redesigned 566 of our branches and refurbished 192 branches since 2002.  In addition, we have begun a process of identifying attractive new sites to open 50 – 80 new ANZ branches in the next 3 years.  This will strengthen our geographic footprint especially in areas of higher growth.

We continue to grow our rural franchise and are currently implementing our “Take a fresh look” program, which has been designed to fundamentally change the way Rural Banking does business by shifting the focus of staff to all of the customer’s activities.

Our institutional businesses across Australasia, Asia, Europe and North America, are focused on Institutional banking, Trade and Project finance, and financial markets.  We continued our focus on risk reduction in the Institutional bank.  In December 2004 we finalized the transfer of the majority of ANZ’s London-headquartered Project Finance business to Standard Chartered Bank.

Our regional international strategy is focused on consumer banking in Asia.  Our preference is to work with local partners with domestic customer franchises where we can add our own distinct capabilities to theirs.  Over time we would like to pursue further initiatives, while continuing to reflect the need to maintain a lower risk profile.

We will consider enhancing our capabilities, growth opportunities, scale benefits and other synergies through selective acquisitions.  Any acquisition must be aligned with our vision for ANZ and must be value-creating.  Our acquisition discipline was highlighted by the NBNZ transaction, which was completed in December 2003 and was EPS accretive in the first year of ownership. We will also enter commercial arrangements and partnerships where these provide a strategic fit with our existing businesses.

Subsidiaries, Associates and Joint Venture

We have many subsidiaries and associates. More detailed information regarding material subsidiaries, associates and joint ventures is contained in Exhibit 8 and Notes 43, 44 and 45 to the Financial Report.

Recent Developments

ANZ Trustees merger with Equity Trustees Limited

On October 12, 2004, the Company announced it had signed an agreement with Equity Trustees Limited, to merge the Group’s trustee business with Equity Trustees Limited. The merged business will create Australia’s third largest trustee company and the leading manager of charitable foundations.

In consideration, the Company will become the major shareholder in Equity Trustees Limited with a 37.5% share of the expanded issued capital, and receive $3 million in cash.

Completion of the merger is expected early in 2005 subject to the outcomes of due diligence, regulatory and government approvals and approval by Equity Trustees’ shareholders. The Company will equity account for its investment in Equity Trustees Limited and recognize a small profit from the transfer of the Group’s trustee business.

The financial effect of this merger has not been recognized in these financial statements.

Share buyback

On October 26, 2004, the Company announced the intention to undertake an on-market share buyback of at least $350 million.

The financial effect of this buyback has not been reflected in these financial statements.

Sale of London-headquartered project finance activities

On October 26, 2004, the Company announced entry into a Memorandum of Understanding for the sale, subject to due diligence and other standard conditions, of the majority of its London-headquartered project finance activities to Standard Chartered Bank. The amount of the loans and commitments is approximately $2 billion. The premium from the sale above book value is not significant.  Details of this transaction were finalized in December 2004.

The financial effect of this sale has not been reflected in these financial statements.

Joint Venture with Cambodia’s Royal Group

On November 2, 2004, the Company announced it had signed a shareholder’s agreement with the Royal Group, a mobile telecommunications company, to establish a joint venture bank in Cambodia.

Key points covered by the Agreement are:

•                  Creation of a joint venture bank to be known as ANZ Royal Bank Cambodia Limited, owned 55% by ANZ and 45% by Royal Group.

•                  ANZ will make a contribution of USD9.9 million to the joint venture bank’s capital.

•                  Establishment of clear governance principles, including proportional Board representation.

ANZ Royal Bank Cambodia will focus on providing retail banking services including services to support the 700,000 foreign tourists who visit Cambodia annually and ANZ’s multinational clients who operate in Cambodia.  Initially services will be provided in Cambodia’s capital, Phnom Penh and Siem Riep.

ANZ Euro Hybrid Capital

On December 13, 2004, the Company issued 0.5 million €1,000 fully paid preference shares with a liquidation preference of €1,000.  The preference shares were issued as part of a structured hybrid Tier 1 capital raising.  Refer page 137 for further information.

Assets and Gross Revenue by Line of Business

Years ended September 30 (1)	2004		2003		2002
	$M		$M		$M

Line of Business (2)
External Assets
Personal	93,738	36%	79,829	41%	n/a	n/a
Institutional	55,736	21%	56,977	29%	n/a	n/a
Corporate Australia	18,992	7%	15,993	8%	n/a	n/a
New Zealand Business	55,870	22%	14,379	7%	n/a	n/a
Esanda and UDC	14,524	6%	13,460	7%	n/a	n/a
ING Australia	1,777	1%	1,736	1%	n/a	n/a
Asia Pacific	2,379	1%	2,027	1%	n/a	n/a
Other (3)	16,329	6%	11,190	6%	n/a	n/a
Total Assets	259,345	100%	195,591	100%	183,105	100%

Line of Business (2)

As published in the September 2003 Company Profile:

External Assets	2003		2002
	$M		$M
Personal	6,696	3%	5,832	3%
Institutional	56,529	29%	59,155	33%
Corporate	16,085	8%	13,538	7%
New Zealand Banking	4,225	2%	3,797	2%
Mortgages	77,586	40%	64,826	35%
Consumer Finance	6,135	3%	5,551	3%
Asset Finance	13,460	7%	12,410	7%
ING Australia	1,736	1%	1,638	1%
Asia Pacific	1,949	1%	1,932	1%
Group Treasury	9,085	5%	11,692	6%
Group Center (4)	2,105	1%	2,734	2%
	195,591	100%	183,105	100%

(1)   Refer table above for line of business in 2003 under previous business structure.  Refer 2003 20-F for discussion of these businesses.

(2)   For discussion of operating results by Line of Business see “Operating and Financial Review and Prospects - Results by Line of Business”.

(3)   Includes Group Treasury, Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management.

(4)   Includes Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management.

Years ended September 30 (1)	2004		2003		2002
	$M		$M		$M
Gross Revenue (2) (equity standardized) (3)
Personal	6,782	39%	5,447	42%	n/a	n/a
Institutional	3,616	21%	3,389	26%	n/a	n/a
Corporate Australia	1,075	6%	893	7%	n/a	n/a
New Zealand Business	3,835	22%	1,319	10%	n/a	n/a
Esanda and UDC	1,154	6%	1,083	8%	n/a	n/a
ING Australia	116	1%	90	1%	n/a	n/a
Asia Pacific	310	2%	316	2%	n/a	n/a
Other (4)	620	3%	486	4%	n/a	n/a
Total Gross Revenue	17,508	100%	13,023	100%	12,007	100%

As published in the September 2003 Company Profile:

	2003		2002
	$M		$M
Gross Revenue (2) (equity standardized) (3)
Personal	737	6%	728	6%
Institutional	3,342	26%	3,147	26%
Corporate	932	7%	827	7%
New Zealand Banking	480	4%	417	4%
Mortgages	4,487	34%	3,760	31%
Consumer Finance	1,052	8%	992	8%
Asset Finance	1,091	8%	1,036	9%
ING Australia	46	0%	142	1%
Asia Pacific	326	3%	281	2%
Group Treasury	455	3%	473	4%
Group Center (5)	75	1%	204	2%
Total Gross Revenue	13,023	100%	12,007	100%

(1)   Refer table above for line of business for 2003 under previous business structure.

(2)   Gross revenue comprises interest income, non-interest income and share of equity accounted investments (refer Note 2 of the Financial Report).

(3)   Economic Value Added EVA(TM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardized profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardized.

(4)   Includes Group Treasury, Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management.

(5)   Includes Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management.

Assets and Gross Revenue by Region

Years ended September 30	2004		2003		2002
	$M		$M		$M
Region (1)
Assets
Australia	170,455	66%	151,538	77%	135,050	74%
New Zealand	69,801	27%	25,696	13%	23,799	13%
Overseas Markets	19,089	7%	18,357	10%	24,256	13%
	259,345	100%	195,591	100%	183,105	100%
Gross Revenue (2)
Australia	11,767	67%	9,508	73%	8,697	72%
New Zealand	4,632	27%	2,149	17%	1,917	16%
Overseas Markets	1,109	6%	1,366	10%	1,393	12%
	17,508	100%	13,023	100%	12,007	100%
Net profit before tax
Australia	2,785	70%	2,371	72%	2,391	74%
New Zealand	763	19%	495	15%	456	14%
Overseas Markets	439	11%	411	13%	376	12%
	3,987	100%	3,277	100%	3,223	100%

(1)   For discussion of operating results by region see “Operating and Financial Review and Prospects - Results by Region”.

(2)   Gross revenue comprises interest income and non-interest income.

Supervision and Regulation

Australia

Effective from July 1, 1998, APRA assumed responsibility for the prudential and regulatory supervision of Australian banks, credit unions, building societies, other Authorised Deposit Institutions (“ADIs”), insurance companies and superannuation funds.  Prior to July 1, 1998, the Australian banking industry was regulated by the RBA.  The RBA has retained overall responsibility for monetary policy, financial system stability and payments system regulation.  APRA draws authority from the Australian Prudential Regulation Authority Act 1998.

APRA requires Banks to meet certain prudential standards that are covered in a range of APRA Prudential Standards (“APS”). These include standards in relation to:

•                  Capital adequacy and asset risk weighting

•                  Credit risk including portfolio and large exposure reporting

•                  Market risk

•                  Liquidity management

•                  Funds management and securitization

•                  General insurance

•                  Risk management of associations with related entities

•                  Management of credit card risk

•                  Management of outsourced business arrangements

APRA discharges its responsibilities in part by requiring banks subject to its supervision to regularly provide it with reports which set forth a broad range of information, including financial and statistical data relating to their financial position and information in respect of prudential and other matters.  APRA gives special attention to capital adequacy, liquidity, earnings, loan loss experience, concentration of risks, the maturity profile of assets and liabilities, exposures to related entities, funds management and securitization activities and international banking operations.  APRA may also exercise certain investigative powers if a bank fails to provide information about its financial condition or becomes unable to meet its obligations or suspends payment.

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from banks with selective “on site” visits and formal meetings with banks’ senior management and external auditors.  APRA has also formalised a consultative relationship with each bank’s external auditors with the agreement of the banks.  The external auditors provide additional assurance to APRA that the ADI has observed all prudential standards, and that statutory and other banking requirements are being met.  External auditors also undertake targeted reviews of specific risk management areas as selected at the annual meeting between the bank, its external auditors and APRA.  In addition, each bank’s Chief Executive Officer attests to, and the Board confirms by resolution, the adequacy and operating effectiveness of the bank’s risk management systems to control exposures and limit risks to prudent levels.

To ensure that Approved Deposit-taking Institutions (ADIs) are adequately capitalized on both a stand-alone and group basis, APRA adopts a tiered approach to the measurement of an ADI’s capital adequacy by assessing the ADI’s financial strength at three levels:

(a)   Level 1 - the ADI on a stand-alone basis;

(b)   Level 2 - the consolidated banking group; and

(c)   Level 3 - the conglomerate group at the widest level.

ANZ is a Level 1 & 2 reporter and measures capital adequacy monthly on a stand-alone and consolidated basis.  ANZ is not required to report on a Level 3 basis.

An ADI should consult with APRA before establishing or acquiring a subsidiary (other than an entity which is to be used purely as a special purpose financing vehicle for the ADI) and committing to any proposal to acquire (whether directly or indirectly) more than 10% of equity interest in an entity which operates in the field of finance. In addition, an ADI should consult with APRA before taking up equity interest in an entity arising from the work-out of a problem exposure where this exceeds 0.25% of the ADI’s Level 2 Tier 1 capital, will result in the ADI acquiring (whether directly or indirectly) more than 10% of equity interest in the entity, or will result in the ADI’s aggregate investment in non-subsidiary entities which are not operating in the field of finance exceeding 5% of the ADI’s Level 2 Tier 1 capital.

In calculating an ADI’s Level 1 (stand alone) capital base the equity investments in non-subsidiary entities that are not operating in the field of finance in excess of 0.25% of the ADI’s Level 2 Tier 1 capital for an individual investment or 5% of the ADI’s Level 2 Tier 1 capital in aggregate are deductions from Tier 1 capital.

A bank may not enter into any agreement or arrangement for the sale or disposal of its business or carryon business in partnership with another bank without the consent of the Treasurer of the Commonwealth of Australia (“the Treasurer”).  Although the RBA has the authority, with the approval of the Treasurer, to set interest rates paid or charged by banks, this authority is not currently exercized.

Liquidity is controlled by individual agreements with each bank, which take into consideration the specific operations of each organization.  APRA requires that banks have a comprehensive liquidity policy statement which defines the guidelines and systems for managing domestic and foreign currency liquidity.  This statement must be approved by the Board of Directors.  A bank’s liquidity management policy should cater for a range of potential conditions and APRA requires each bank’s liquidity risk to be assessed under two specific scenarios.  The first scenario is known as the “going-concern” and refers to the normal behavior of cash flows in the ordinary course of business and forms the day-to-day focus of a bank’s liquidity management.  The second scenario, known as the “short term crisis”, covers the behavior of cash flows where there is a problem (real or perceived) which may include operational problems, doubts about the solvency of a bank or adverse rating changes.  APRA expects a bank to have sufficient liquidity to continue operating for at least 5 business days in a short term crisis.

APRA imposes guidelines for the capital adequacy of banks as an essential part of its prudential supervision of ADIs and has adopted capital adequacy guidelines closely following the risk-weighted approach proposed by the Committee on Banking Regulation and Supervision of the Bank for International Settlements (the “Basel Committee”).  Under the existing APRA guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative credit risk, based largely on the nature of the asset or counterparty.  Off-balance sheet exposures are taken into account by applying different categories of credit conversion factors to arrive at credit equivalent amounts, which are then weighted in the same manner as balance sheet assets according to the counterparty.

Capital, for APRA supervisory purposes, is classified into two tiers, referred to as Tier 1 and Tier 2.  APRA requires all ADI’s to maintain a minimum ratio of capital to risk-weighted assets, at least half of which must be maintained in the form of Tier 1 capital, with the remainder being in Tier 2 capital.  APRA has not indicated that it has any plans to allow Australian ADI’s to employ a third tier of capital, which would consist of short term subordinated notes, to meet a proportion of the market risk capital requirements. APRA will consider other risk factors that have not been incorporated or accounted for quantitatively in the framework when assessing the overall capital adequacy of an ADI.  Where it is judged appropriate, APRA may require individual ADI’s to maintain a minimum capital ratio above 8 per cent.

Tier 1 capital consists of paid up ordinary shares, general reserves, retained earnings, non-cumulative preference shares and other innovative capital instruments not redeemable at the holders’ option (as approved by APRA) together with minority interests but excludes retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes. Tier 1 must constitute at least 50% of the capital base requirements.  Innovative equity instruments include capital instruments which are of a permanent and unrestricted commitment of funds, are available to absorb losses, have no fixed servicing obligations and are subordinated to the interests of depositors and other creditors.  Provision has also been made so that capital instruments issued via special purpose vehicles may be eligible for inclusion in Tier 1 capital.

An ADI must gain APRA’s approval for calling any dated capital instrument before its contract maturity date, or repurchasing any undated capital instrument.  An ADI must also gain APRA’s approval for paying out a periodic coupon on a Tier 1 instrument where the accumulated Tier 1 coupon payments exceed profits in the last two half years.

From July1, 2004, APRA required the deduction of capitalized costs from Tier 1 capital.  Capitalized costs include loan origination, fees, commissions paid to originators and brokers, securitization establishment costs and costs associated with debt and capital raisings.

APRA also requires banks to measure and apply capital charges in respect of their market risks arising from their trading and commodity positions in a manner which is broadly consistent with the January 1996 Basel Committee amendment to its Capital Accord.  In measuring their market risks, banks have a choice of two methods.  The first alternative is to measure risks in a standardised manner defined by APRA.  The second alternative allows banks to utilise their internal risk measurement systems subject to APRA approval.  ANZ applies the second approach.

APRA requires there to be deducted from an ADI’s regulatory capital investments in non-consolidated financial entities and investments in entities involved in funds management and securitization activities, strategic cross-ADI shareholdings, any non-repayable loan advanced by an ADI under APRA’s certified industry support arrangements, any undertaking by an ADI to absorb designated first level of losses on claims supported by it, and certain intangibles.

APRA requires banks to report large credit exposures to an individual counterparty or a group of related counterparties at the company and consolidated banking group level (i.e. the bank and its subsidiaries). Banks must consult with APRA before committing to any exposure (includes claims and commitments recorded on and off balance sheet) to any individual counterparty or group of related counterparties which will exceed 10% (subject to exceptions) of the capital base of the company and consolidated banking group level.  Banks are required to report quarterly to APRA the largest 10 exposures and all those exceeding or equal to 10% of the company and consolidated banking group capital base.  At September 30, 2004, at the consolidated level ANZ reported the following 10 large exposures;

•                  Two Government bodies - S&P rating Aaa, Moody’s rating AAA

•                  One Bank- S&P rating BBB+, Moody’s rating A2

•                  One Corporate - S&P rating AAA, Moody’s rating Aaa

•                  One Corporate - S&P rating A-, Moody’s rating not rated

•                  One Corporate - S&P rating A+, Moody’s rating Aa3

•                  One Corporate - S&P rating A, Moody’s rating A2

•                  One Corporate - S&P rating A+, Moody’s rating A2

•                  One Corporate - S&P rating AAA, Moody’s rating not rated

•                  One Corporate - S&P rating AA+, Moody’s rating Aa1

As at September 30, 2004 ANZ reported one customer at the consolidated level and two customers at the company level with lending greater than 10% of the capital base.

At September 30, 2004 at the company level ANZ reported the following 10 large exposures;

•                  One Government body - S&P rating Aaa, Moody’s rating AAA

•                  One Bank- S&P rating BBB+, Moody’s rating A2

•                  One Bank- S&P rating AA-, Moody’s rating Aa2

•                  One Corporate - S&P rating AAA, Moody’s rating Aaa

•                  One Corporate - S&P rating A-, Moody’s rating not rated

•                  One Corporate - S&P rating A+, Moody’s rating Aa3

•                  One Corporate - S&P rating A+, Moody’s rating A2

•                  One Corporate - S&P rating A, Moody’s rating A2

•                  One Corporate - S&P rating A-, Moody’s rating A2

•                  One Corporate - Not externally rated

Basel II

The common frame work for determining the appropriate quantum of bank regulatory capital is set by the “Basel Committee”, a sub-committee of the Bank for International Settlements, and a new frame work has been developed over the past five years that is commonly known as “Basel II”. A key objective of Basel II is to improve stability of the global financial system by encouraging improved risk management practices and requiring banks to hold levels of regulatory capital commensurate with their risk profile. In particular, Basel II will introduce a more risk-sensitive and detailed regulatory capital regime for credit risk and will introduce for the first time an explicit regulatory capital charge for operational risk.  The final version of the new Accord was released in June 2004.

A major innovation of the new Accord is that Basel II allows banks of varying sophistication in their risk management practices to enter the new regulatory capital frame work at one of three levels, with incentives embedded (by way of reduced regulatory capital requirements) to attract banks with more sophisticated risk measurement and management approaches to reach the more advanced levels. Banks will need to choose their approach and be accredited at a level of compliance in each of credit and operational risk. Market risk will remain largely unchanged from the current Accord, following its revision in 1996. ANZ is already accredited for the most sophisticated approach to market risk.

At this time, ANZ is pursuing accreditation under the most advanced approaches for both credit and operational risk, in line with the Group’s vision of risk management as a strategic asset and source of competitive advantage. It has projects underway to address all of the necessary requirements for accreditation at the most advanced levels for both areas under Basel II. Most of these projects are currently in the design and implementation phase of the project lifecycle.  Key structural elements of our framework, such as a credit risk rating system that measures default probabilities and likely losses in the event of default, and a framework for operational risk measurement and capital allocation, are already in place, and was largely unchanged from the previous version. The results of an earlier calibration exercise indicated that ANZ would need less regulatory capital under the most advanced Basel II approaches than must be held under the current rules. However, APRA have stated that there will be some differences in the way Basel II is implemented in Australia, which will lessen this reduction.

New Zealand

For the purposes of these conditions of registration, the term “banking group” means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

The Reserve Bank of New Zealand Act 1989 (the “Act”) requires the Reserve Bank of New Zealand (“RBNZ”) to exercise its powers of registration of banks and prudential supervision of registered banks for the purposes of:

•                  promoting the maintenance of a sound and efficient financial system; or

•                  avoiding significant damage to the financial system that could result from the failure of a registered bank.

The RBNZ’s supervisory functions are aimed at encouraging the soundness and efficiency of the financial system as a whole, and not preventing individual bank failures or at protecting creditors. As a consequence the RBNZ places considerable emphasis on a requirement that the banks disclose, on a quarterly basis, information on financial performance and risk positions, and on a requirement that directors regularly attest to certain key matters.  These measures are intended to strengthen market disciplines and to ensure that responsibility for the prudent management of banks lies with those who the RBNZ considers are best placed to exercise that responsibility - the directors and management.

The main elements of the RBNZ’s supervisory role are:

•                  to require all banks to comply with certain minimum prudential requirements, which are applied through conditions of registration. These include constraints on connected exposure and minimum capital adequacy requirements;

•                  to monitor each registered bank’s financial condition and compliance with conditions of registration, principally on the basis of published quarterly disclosure statements;

•                  to consult with the senior management of registered banks; and

•                  to use crisis management powers available to it under the Act to intervene where a bank distress or failure situation threatens the soundness of the financial system.

The disclosure statements that are required to be issued quarterly by registered banks contain comprehensive corporate details and full financial statements. They are subject to full external audit at the end of each financial year and a limited scope audit review at the end of each financial half year. Each bank director is required to sign his or her bank’s disclosure statements and to make certain attestations. A bank and its directors may incur criminal and civil penalties if the bank’s disclosure statement contains information that is held to be false or misleading.

The RBNZ currently also requires all registered banks to obtain and maintain a credit rating from an approved organization and publish that rating in the quarterly disclosure statements.

In addition, the RBNZ has wide reaching powers to obtain further information, data and forecasts in connection with its supervisory functions, and to require that information data, and forecasts to be audited.

It also possesses a number of crisis management powers. Those powers include recommending that a bank’s registration be cancelled, investigating the affairs of a registered bank, requiring that a registered bank consult with the RBNZ, giving directions to a registered bank, removing, replacing or appointing a director of a registered bank or recommending that a registered bank be subject to statutory management.

The registration of ANZ National Bank Limited (“ANZ National”) as a registered bank is subject to the following conditions:

1.               That the banking group complies with the following requirements at all times:

•                  Capital of the banking group is not less than 8% of risk weighted exposures.

•                  Tier one capital of the banking group is not less than 4% of risk weighted exposures.

•                  Capital of the banking group is not less than NZD15 million.

ANZ National complies with the following requirements at all times:

•                  Capital of ANZ National is not less than 8% of risk weighted exposures.

•                  Tier one capital of ANZ National is not less than 4% of risk weighted exposures.

•                  Capital of ANZ National is not less than NZD15 million.

For the purposes of this condition of registration, capital, tier one capital and risk weighted exposures shall be calculated in accordance with the RBNZ document entitled “Capital Adequacy Framework” (BS2) dated July 2004.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 1998, ANZ National must include all of the information relating to the capital position of both ANZ National and the banking group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year - New Zealand Incorporated Registered Banks) Order 1998 in respect of the relevant quarter.

2.               That the banking group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.               That the banking group’s insurance business is not greater than 1% of its total consolidated assets.  For the purposes of this condition:

(i)             Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

(ii)          In measuring the size of the banking group’s insurance business:

(a)     where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•             the total consolidated assets of the group headed by that entity;

•             or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

(b)    otherwise, the size of each insurance business conducted by any entity within the banking group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

(c)     the amounts measured in relation to parts (a) and (b) shall be summed and compared to the total consolidated assets of the banking group.  All amounts in parts (a) and (b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

(d)    where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.               That aggregate credit exposures (of a non-capital nature and net of specific allowance for loan losses) of the banking group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit rating	Connected exposure limit
(% of the banking group’s Tier 1 capital)
AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific allowance for loan losses) to non-bank connected persons shall not exceed 15 per cent of the banking group’s tier 1 capital.

For the purposes of this condition of registration, compliance with the rating contingent connected exposure limit is determined in accordance with the RBNZ document entitled “Connected Exposure Policy” (BS8) dated July 2003.

5.               That exposures to connected persons are not on more favourable terms(e.g., as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.               That the board of ANZ National contains at least two independent directors and that alternates for those directors, if any, are also independent.  In this context an independent director (or alternate) is a director (or alternate) who is not an employee of ANZ National, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of ANZ National, or any other entity capable of controlling or significantly influencing ANZ National.

7.               That the chairperson of ANZ National’s board is not an employee of ANZ National.

8.               That ANZ National’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. ANZ National).

9.               That a substantial proportion of ANZ National’s business is conducted in and from New Zealand.

10.         That none of the following actions may be taken except with the consent of the RBNZ:

(i)             any transfer to another person or entity (other than ANZ National or any member of the banking group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by ANZ National (or any member of the banking group); and

(ii)          any transfer or change by which all or a material part of the management, operational capacity or systems of ANZ National (or any member of the banking group) is transferred to, or is to be performed by, another person or entity other than ANZ National (or any member of the banking group which is incorporated in, and operating in, New Zealand); and

(iii)       any action affecting, or other change in, the arrangements by which any function relating to any business carried on by ANZ National (or any member of the banking group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than ANZ National (or any member of the banking group which is incorporated in, and operating in, New Zealand); and

(iv)      any action that prohibits, prevents or restricts the authority or ability of the board of ANZ National or any statutory manager of ANZ National (or the board of any member of the banking group or any statutory manager of any member of the banking group) to have unambiguous legal authority and practical ability to control and operate any business or activity of ANZ National (or any member of the banking group).

11.         That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of ANZ National unless:

(i)             the RBNZ has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)          the RBNZ has advised that it has no objection to that appointment.

12.         (i)             That the management of ANZ National by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of ANZ National.

(ii)          That the employment contract of the chief executive officer of ANZ National shall be with ANZ National.  The chief executive officer’s responsibilities shall be owed solely to ANZ National and the terms and conditions of the chief executive officer’s employment agreement shall be determined by, and any decision relating to the employment or termination of employment of the chief executive officer shall be made by, the board of directors of ANZ National.

(iii)       That all staff employed by ANZ National shall have their remuneration determined by (or under the delegated authority of) the chief executive officer of ANZ National and be accountable (directly or indirectly) solely to the chief executive officer of ANZ National.

13.         (i)             That no later than December 31, 2005 ANZ National shall locate and continue to operate in New Zealand the whole of ANZ National’s domestic system and the board of directors of ANZ National will have unambiguous legal and practical ability to control the management and operation of the domestic system on a stand alone basis in, and resourced wholly within, New Zealand.

(ii)          That in respect of the international system the board of directors of ANZ National will, no later than December 31, 2005, have unambiguous legal and practical ability to control the management and operation of the international system on a stand alone basis.

For the purposes of these conditions of registration the term “domestic system” means all property, assets and systems (including in particular (but without limitation) all management, administrative and information technology systems) owned, operated, or used, by ANZ National supporting, relating to, or connected with:

(a)          the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)         the general ledger covering subsidiary ledgers for (a) above, together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)          any other functions, operations or business of, or carried on by, ANZ National (now or at any time in the future) that are not included in, or form part of, the international system.

For the purposes of these conditions of registration the term “international system” means those systems of ANZ National generally having one or more of the following characteristics:

(a)          supports foreign currency accounts/transactions;

(b)         supports cross-border trade, payments and other transactions;

(c)          supports businesses that operate in global markets;

(d)         supports accounts and transactions undertaken by institutions, corporates and banks;

(e)          used to manage large, volatile risk businesses which operate on a global basis;

(f)            used to service customers who conduct accounts and transactions with the bank in multiple countries;

(g)         used by the non-bank subsidiary companies.

United States

The Sarbanes-Oxley Act of 2002 (“Sox”) includes provisions addressing audits, financial reporting and disclosure, conflicts of interest, and corporate governance at public companies.  The Act also establishes new supervisory mechanisms, including the new Public Company Accounting Oversight Board for accountants and accounting firms that conduct external audits of public companies. Principal features of Sox include: higher standards for auditor independence; greater oversight requirements for corporate CEOs and CFOs, including certification of annual reports to the SEC; enhanced financial disclosures, particularly on the effectiveness of internal controls and procedures for financial reporting; and, tougher criminal penalties for white-collar crime and corporate fraud.

The USA PATRIOT Act (the “Patriot Act”) was passed in 2001 and contains strong measures to prevent, detect, and prosecute terrorism and international money laundering. Title III of the Patriot Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. It includes numerous provisions for fighting international money laundering and blocking terrorist access to the US financial system. The Patriot Act is far-reaching in scope, covering a broad range of financial activities and institutions.

The provisions affecting banking organizations are generally set forth as amendments to the Bank Secrecy Act (“BSA”). These provisions relate principally to US banking organizations’ relationships with foreign banks and with persons who are resident outside the United States. The BSA, which generally applies to insured depository institutions as well as to the US branches and agencies of foreign banks, does not immediately impose any new filing or reporting obligations for banking organizations, but requires certain additional due diligence and recordkeeping practices. Some requirements take effect without the issuance of regulations. Other provisions have been implemented through regulations promulgated by the US Department of the Treasury, in consultation with the Federal Reserve Board and the other federal financial institutions’ regulators.

Following the passage of the Gramm-Leach-Bliley Act of 1999 (“GLB”, also known as the Financial Modernization Act), ANZ successfully applied to the Federal Reserve Bank and became a Financial Holding Company (“FHC”). As a FHC, ANZ is allowed to engage in financial activities that are financial in nature or incidental, or complementary to financial activities, as determined by the Federal Reserve Bank and the Secretary of the Treasury Department. This legislation provides a clearer method for future integration of banks with other financial businesses and allows the Bank to enter into other new business lines for the first time.

Under this legislation, an FHC is subject to restrictions if it were determined that the FHC is not “well managed” or “well capitalized”. In addition, under the GLB, the Federal Reserve Bank is the “umbrella” supervisor with jurisdiction over the FHCs.

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

Other countries

Local banking operations in all of the Issuer’s offshore branches and banking subsidiaries are subject to host country supervision by their respective regulators.

Competition

The Australian banking system is highly competitive. In September 2004, the four major banking groups in Australia (being ANZ, Commonwealth Bank of Australia, National Australia Bank Limited and Westpac Banking Corporation, together with their respective banking subsidiaries), held approximately 70% of the total Australian assets of banks that carry on business in Australia. Each of these four banking groups operates a nationwide branch network and, at September 30, 2004, they collectively operated approximately 70% of the total number of bank branches in Australia. The operations of the smaller regional banks are typically limited to servicing customers in a particular State or region with particular emphasis on residential mortgage lending.

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

Competition is particularly intense in the housing lending market, which has been largely driven in recent times by the rise of mortgage originators, and more recently, growth of the mortgage broker industry. Broker originated loans now account for approximately 30% of all transactions in the Australian marketplace. Most banks have embraced broker-originated business whilst continuing efforts to grow market share in the traditional network channel.

The retail deposit market in Australia is currently the focus of increased competition.  The recent introduction into the market of a number of high rate cash management accounts by large offshore institutions including Citibank and HBOS, combined with ING’s long standing online product has created a higher degree of competitive intensity.

Our Cards and Merchant Services business offers credit card products and personal loans in Australia. In a highly competitive market ANZ holds a strong position, accounting for around 20% of all credit card spending in Australia. Reforms recently introduced by the RBA, which allow merchants to recover the costs of accepting credit cards, determine objective cost-based benchmarks for setting interchange fees and liberalize access to the schemes, are designed to increase competition further in this market.

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

Institutional offers a wide range of financial market services to our large corporate and institutional customer base including: foreign exchange, derivative and fixed interest activities, project and structured finance, corporate finance (mergers and acquisitions, and other advisory), primary markets origination and syndication and leasing finance.  Competitors gain recognition through the quality of their client base, perceived skill sets, reputation and brands. In domestic markets, Institutional’s competitors are generally either international investment banks operating in niche markets, the boutique operations of large multinational banking conglomerates or domestic investment banks with a focus on niche areas. Institutional’s key competitive strength is its focused geographic and sector experience, league table rankings and its established client base.

FINANCIAL REVIEW

ANZ’s Corporate Australia segment offers traditional relationship management to both its Corporate ($10 million to $150 million turnover), Business Banking ($50,000 Funds Under Management to $10 million turnover) and Small Business Banking (Funds Under Management to $50,000) businesses as well as financial solutions to its larger clients. ANZ has strong market share in the Corporate market that is dominated by the major Australian banks. The profile of the Business Banking market has seen competition intensify amongst the major and regional Australian banks and ANZ’s share of this market has increased in recent periods.  ANZ is investing in a specialist strategy for the Small Business market and expects solid asset and liability growth from this segment in future periods.

The funds management industry is an area of strong competition amongst the four major Australian banks and Australia’s insurance companies. Competition has increased as the Australian Government has encouraged long-term saving through superannuation by means of taxation concessions and the imposition of a mandatory superannuation guarantee levy on employers. In May 2002, ANZ commenced operations of the joint venture with the ING Australia Group to create a larger and more competitive organization in wealth management.

On October 24, 2003, ANZ announced that it had purchased NBNZ from Lloyds TSB Group plc. Combined with ANZ’s existing New Zealand operations the amalgamated entity holds an approximate 40% market share, and is the leading player in all market segments of the New Zealand banking market. We compete in New Zealand with the Bank of New Zealand (a wholly-owned subsidiary of National Australia Bank Limited), Westpac Trust Corporation (a wholly owned subsidiary of Westpac Banking Corporation), ASB Bank Limited (a subsidiary of Commonwealth Bank of Australia) and others.

Competition in the New Zealand banking market continues to increase.  Kiwibank, the government owned entity run through the NZ Post Office network, continues to gain market share.  In February 2003, Superbank, a joint venture between St George Bank NZ Ltd and Foodstuffs, was launched.  The joint venture offers a basic suite of banking products through Foodstuffs supermarket network.

Competitive intensity is particularly prevalent in the New Zealand Mortgage market, where there has been significant competition in fixed rate mortgages.  Margins on the two year fixed rate product were significantly reduced following reduced priced offerings by all New Zealand banks in late 2004.

Aggressive pricing has also adversely impacted New Zealand Institutional markets during 2004, as a number of the major New Zealand banks seek to increase their presence in this market.

Item 5: Operating and Financial Review and Prospects

Results for 2004, 2003 and 2002

The following discussion is based on the Financial Statements and accompanying notes as prepared under Australian GAAP and set out in the Financial Report. Note 55 to the Financial Report discusses the principal differences between Australian GAAP and US GAAP, as they relate to us and provides a reconciliation of shareholders’ equity and total assets to US GAAP.

The analysis that follows discusses results after income tax unless otherwise stated.  Prior to 2000, abnormal items were reported separately. Since 2000, under Australian GAAP, abnormal items are not allowed to be disclosed separately. In past years, abnormal items were defined as items of revenue or expense which, although attributable to the ordinary operations of the business entity, were considered to be abnormal by reason of their size and/or effect on the results of the business entity for the period.

Overview

ANZ is a leading Australian commercial bank serving approximately 5 million customers in Australia, New Zealand and the Pacific. It also has a presence in Asia, and the major financial markets in the United Kingdom and the United States.

ANZ operates a series of specialist businesses in key segments including Personal, Institutional, Corporate Australia, Esanda and UDC, ING Australia, and its major geographic businesses in Asia Pacific and New Zealand.

ANZ’s strategy is to develop a diverse portfolio of specialized businesses, which allows businesses to get closer to customers, to understand their real needs and deliver more valuable products and services.  More recently, ANZ has re-organized its specialist businesses with the goal of harnessing the synergies between specialist businesses and broadening the offering to customers, while maintaining ANZ’s specialisation model.

To support its specialisation strategy, ANZ has had a consistent focus on key areas:  the quality of its people, its culture and creating low risk sustainable businesses.  Over the last several years this has involved:

•                  Shifting away from the dependence on higher risk businesses including those in international emerging markets, towards lower risk, more sustainable consumer businesses in our domestic markets (Australia and New Zealand).  In 2000, personal businesses accounted for 55% of ANZ’s gross lending assets.  In 2004, these businesses account for approximately 63% of ANZ’s gross lending assets.

•                  Transforming ANZ’s cost structure through developing the right technology and enabling our processes to become leaner and more competitive.  Today, ANZ has a cost-to-income ratio of 45.3%.

•                  Recognising ANZ’s long term competitive strength rests with its people.  This has involved investing in revitalising ANZ’s culture enabling them to deliver more consistently and productively for shareholders and customers.

ANZ is focussed on creating sustainable value for its shareholders - now and in the longer term.  Much of this involves building on the competitive advantages that exist in our specialist businesses and continually evaluating opportunities to expand in Australia, New Zealand, and elsewhere in Asia and the Pacific.

In 2003, ANZ acquired NBNZ from Lloyds TSB for $4.9 billion.  The acquisition has made ANZ the leading bank in New Zealand and is consistent with ANZ’s strategic goal to have sustainable top three positions in each of our core businesses and markets.

As a result of this New Zealand acquisition and growth in our personal businesses in recent years, ANZ has strengthened its franchise across Australia, New Zealand and the Pacific.  Going forward we will have a greater emphasis on identifying, and investing in organic growth opportunities, mostly in Australia but also through modest investments in Asia.

In 2004, 33% of our operating income was derived from countries outside Australia compared to 27% and 26% in 2003 and 2002 respectively.  Movements in foreign currencies against the Australian dollar will therefore affect our earnings through the translation of overseas profits to Australian dollars.

We face substantial competition in all our markets, particularly Australia and New Zealand. Competition affects ANZ’s profitability in terms of reduced interest rate spreads and the volume of new lending. See Item 4: “Information on the Company - Competition”.

Our operations are impacted by government actions such as exchange controls and changes to taxation and government regulations in the countries in which we operate. Our operations in most countries depend on the continuing availability of banking licenses issued by applicable governments. In Australia, in addition to the competition rules overseen by the Australian Competition and Consumer Commission (“ACCC”), the Commonwealth Government of Australia prohibits any merger between any of the four largest Australian banks. There is no change anticipated to this prohibition in the near term.

Finally, our operations are also constrained by community pressures, most notably in Australia, in keeping fee income, interest rate increases and branch rationalization to acceptable levels.

Changes in Accounting Policy

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from October 1, 2002. Under the new Standard, provision for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date.  The final 2004 dividend was declared on November 17, 2004 and the final 2003 dividend was declared on November 13, 2003.  Accordingly the dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the notes. The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $983 million at September 30, 2004 and of $777 million at September 30, 2003.  The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in Note 7, Dividends.

AASB 1012, Foreign Currency Translation became effective for the Group from October 1, 2002. Under this revised Standard, foreign denominated equity must be reported using the spot rate applicable at the date of issue and not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its USD preference share capital to the historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

Operating Results

ANZ’s results for the past three years are summarized below and are discussed under the headings of “Analysis of Major Income and Expense Items”, “Results by Line of Business”, and “Results by Region”, which follow.

	2004	2003	2002
	$M	$M	$M

Years ended September 30
Australian GAAP
Net interest income	5,254	4,311	4,018
Allowance for loan losses charge	(632)	(614)	(860)
Net interest income after allowance for loan losses charge	4,622	3,697	3,158
Non-interest income	3,391	2,808	2,970
Net operating income tax	8,013	6,505	6,128
Other operating expenses	(4,026)	(3,228)	(2,905)
Operating profit before income tax	3,987	3,277	3,223
Income tax expense	(1,168)	(926)	(898)
Operating profit after income tax	2,819	2,351	2,325
Outside equity interest	(4)	(3)	(3)
Net profit attributable to shareholders of the company	2,815	2,348	2,322
US GAAP
Operating profit attributable to ANZ shareholders	2,788	2,380	2,097

ANZ recorded a profit after tax of $2,815 million for the year ended September 30, 2004, an increase of 20% over the September 2003 year. Basic earnings per ordinary share increased 8% (11 cents) to 153 cents at September 30, 2004, and return on shareholders’ equity was down from 20.6% to 18.1% primarily associated with the impact of the New Zealand acquisition.

Analysis of Significant Items

Our management believes that the exclusion of significant items provides investors with a measure to compare the underlying performance of the operating business without the distortion of one-off gains and losses.  Each significant item is non-recurring and therefore is not expected to affect the future financial performance of the Company.

The table below shows the impact of the significant items on our Operating Results for the past three years.

	2004	2003	2002
	$M	$M	$M
Profit before significant items (1)	2,717	2,348	1,993
Recognition of deferred profit from closeout of interest rate swaps upon buy back of TrUEPrS hybrid Tier 1 instrument	84	—	—
Profit from sale of businesses to ING Australia joint venture after tax	14	—	170
Recovery from NHB litigation after tax	—	—	159

Net profit attributable to shareholders of the company	2,815	2,348	2,322

(1)          For Australian GAAP purposes, the incremental integration costs (($14) million after tax) in 2004 associated with the acquisition of NBNZ are considered to be a significant item, as is the additional allowance for loan losses (($175) million after tax) taken in 2002.  This is not the case under US GAAP.

2004

TrUEPrS

During the March half, the Group bought back TrUEPrS, a hybrid Tier 1 instrument. Previously deferred income that was earned on close out of interest rate swaps that had been hedging the TrUEPrS distributions was recognized in profit. The $84 million after tax impact of TrUEPrS on the current year, being the release of deferred swap income of $108 million before tax, $2 million other swap income, the periodic and final cash dividends paid to holders of TrUEPrS ($36 million), the funding benefit from holding TrUEPrS for part of the year, and $28 million income tax expense have been classified as significant items.  This item has not occurred in the past and is unlikely to occur again.

ING Australia completion account profit

In the September half, ANZ finalised the completion accounts on the sale of ANZ funds management and insurance businesses to ING Australia. This sale occurred in 2002. The final settlement of this transaction resulted in a $14 million after tax profit.  It is not considered that this is recurring due to final settlement.  This final adjustment to profit on sale has been treated as a significant item for Australian GAAP, consistent with the treatment of profit on sale in 2002.  This profit is not recognized for US GAAP.

2003

There were no material significant items in 2003.

2002

Net profit after tax in 2002 was impacted by two significant items.  ANZ believes the two items shown as significant in 2002 were non-recurring, infrequent or unusual and unlikely to recur within two years for the following reasons:

In January 2002, the Group settled its long standing litigation with National Housing Bank in India (NHB). This resulted in the recovery of $248 million ($159 million after tax), from the net amount of $575 million, which had been provided when the Group sold Grindlays to Standard Chartered Bank.  The sale of Grindlays, which represented a significant part of the business was a one off event which has not recurred within the past two years.

In April 2002, certain life and general insurance and funds management businesses were sold to a joint venture with ING Group, and a 49% interest in the joint venture was acquired. A profit after tax of $170 million arose on sale of the businesses (of which $32 million resulted from the sale of New Zealand businesses).  In accordance with US GAAP requirements, this profit was reversed in the US GAAP reconciliation (Note 55 of the Financial Statements).  This is a one off event which cannot and has not recurred within the past two years as the majority of this business has now been sold.

NBNZ Contribution (net of acquisition, funding and incremental integration costs)

Acquisition, funding costs and contribution

NBNZ was purchased by ANZ Banking Group (New Zealand) Limited on December 1, 2003. The acquisition was internally funded by three main sources: $1.0 billion of ordinary shares, $1.3 billion of redeemable preference shares and $2.6 billion of intra-group interest bearing debt. The pre-tax cost of this funding was $140 million for the ten months.

The actual purchase price of $5,112 million differed from the $4,940 million published in the Renounceable Rights Issue prospectus due to adverse exchange rate movements and the impact of hedging, offset by reduced acquisition costs. The resulting goodwill of $3,266 million is being amortised in accordance with Australian Accounting Standards over 20 years with a charge of $129 million in the ten months to September 30, 2004.

For discussion of the $375 million contribution by NBNZ refer to page 63.

Integration

Integration of the two New Zealand registered banks has successfully progressed through a number of key milestones.  The most important of these was completion of legal amalgamation on June 26, 2004.  This involved an extensive logistical exercise and a widespread internal and external communication program.  On June 28, 2004, the amalgamated registered bank in New Zealand changed its name from ANZ Banking Group (New Zealand) Limited to ANZ National Bank Limited (‘ANZ National’).

Amalgamation provided the essential platform to initiate the achievement of the overall integration objectives.  To date, the integration program has delivered the following major successes:

•                  The completion of merged organization structures for all the business segments

•                  Alignment of People Capital policy and processes

•                  Implementation of the Rural Integration Plan

•                  Integration programs completed for most central support areas

•                  The merging of Institutional Markets operations, including the restructuring of dealing rooms

Expenditure on the integration of NBNZ includes both the reallocation of existing resources and incurring incremental costs. Incremental costs are those costs that will not recur once integration is complete, and thus do not form part of the core ongoing cost base. During 2004, $14 million after tax of incremental integration costs were incurred.  For Australian GAAP purposes, incremental integration costs will be treated as a significant item in 2005 and, to the extent integration is not complete, in 2006.

Integration costs incurred to September 30, 2004 totalled NZD49 million before tax.  Of this, $14 million after tax is incremental to the Group, with the remainder being non-incremental as they relate to existing resources that will continue after completion of the integration.  There have also been initial cost synergies and revenue benefits from the amalgamation and integration activities completed to date.  As expected, there has been minimal loss of revenue and customer growth, with these losses primarily caused by lending and transaction concentration in the merged Institutional and Markets businesses.

Over the last six months, there has been a continuation of effort to finalise plans for an integrated technology systems solution for the combined entity.  As a result of this work, a revised retail systems strategy has been defined which will support the separate New Zealand Retail businesses over the longer term.  The two-brand retail strategy will be supported by the two existing technology systems and by retaining separate Retail Banking head offices for ANZ (Auckland) and National Bank (Wellington).  The establishment of the two retail banking teams emphasises our commitment to each brand particularly in respect of customer retention and the development of each franchise.  The retention of the two existing technology systems for each respective brand whilst reducing potential cost synergies, removes technology risk from the success of the retail strategy, lowers integration cost as well as reducing risk for the overall process of integration.

As part of the RBNZ approval for amalgamation, additional requirements for the location and ownership of key technology systems were imposed.  These additional requirements increase integration costs (NZD31 million) and result in additional operating costs (NZD12 million) which have not been included in previously reported integration financials.

The combined impact of the above is a reduction in the overall cost of integration by NZD45 million to NZD220 million compared to original estimates.  These costs relate primarily to property co-location, restructuring and non-retail systems integration, with the majority of integration cost investment expected to occur in 2005.  By 2007, the annual integration cost synergies are forecast to be NZD75 million and revenue synergies are forecast to be NZD47 million, excluding the RBNZ impact described above.  Customer attrition of NZD34 million per annum has been estimated, mainly in the Institutional and Capital Markets businesses.

Net Profit and Loss

The Group recorded a profit after tax of $2,815 million for the year ended September 30, 2004, an increase of 20% over the year ended September 30, 2003.  Profit excluding significant items and the 10 months’ contribution from NBNZ increased by 9% to $2,550 million.

ANZ’s revenue comprises net interest income and other operating income.

Net interest income at $5,254 million was 22% ($943 million) higher than the 2003 year, due largely to the $708 million contribution from NBNZ.  Excluding NBNZ, net interest increased 5% driven by growth in average net loans and advances of $18.4 billion, particularly in Mortgages, and growth in average deposits and other borrowings of $11.9 billion.  This growth was suppressed by reduced margins.

Other operating income at $3,391 million increased $583 million (21%). Excluding significant items, other operating income increased $459 million (16%) due largely to the $259 million contribution from NBNZ.  The following explanations exclude NBNZ and significant items.

•                  Lending fees increased by $18 million, driven by lending growth in Corporate, Personal and Esanda offset by a $16 million reduction in Institutional reflecting ANZ’s offshore risk reduction strategy.

•                  Non-lending fee income increased by $165 million, driven mainly by growth in Personal ($112 million), Institutional ($39 million) and Esanda and UDC ($9 million).

•                  Foreign exchange earnings increased $16 million with increased commodity and structured product sales in Institutional.

•                  Profit on trading instruments increased $31 million, with a lower proportion of revenue booked as interest due to funding of cash flows.

•                  Other operating income reduced $30 million with a reduction in income received on the TrUEPrS swap partly offset by increased equity accounted income from ING Australia.

During the year ended September 30, 2004 the cost to income ratio remained broadly stable at 45.3%, staying within ANZ’s target range.  ANZ continued to increase investment in organic growth opportunities in the Australian franchise aimed at improving our market share. Operating expenses increased by $798 million, of which $593 million occurred because of the acquisition of NBNZ (including NBNZ incremental integration costs). Excluding these factors operating costs increased by $205 million (6%) driven by:

•                  Personnel expenses increased $110 million as a result of annual salary increases together with an increase in staff numbers of 775, mainly in:

-                  customer facing positions (600 staff) in New Zealand, Foreign Exchange, Capital Markets, Trade Finance and Personal; and

-                  central functions (155 staff) driven mainly by an escalating compliance focus and project related activity.

•                  Technology costs increased by $44 million largely due to costs associated with the rollout of the new telling platform and increased depreciation associated with investments in technology.

•                  Premises costs increased $17 million, with increased investment in the branch network and changes in accounting methodology for rental costs.

•                  The appreciation of the Australian dollar suppressed cost growth by $39 million.

Asset quality is continuing to improve with the economic loss provision rate down 6 basis points. This reflected a reduction in the additional charge taken in the Corporate Center for offshore losses and the increased proportion of lower risk domestic assets. Net specific allowance for loan losses reduced 19% to $429 million with the reduction assisted by the de-risking of the offshore book.

The following trends are expected to have an impact on income from continuing operations:

•                  Income increased in 2004 as a result of the consolidation of 10 months results of the National Bank of New Zealand following its acquisition on December 1, 2003.  Income in 2005 is expected to increase with the consolidation of a full 12 months results.

•                  Treasury mismatch earnings declined in 2004 following an extended period of low and flat yield curve.  This trend is expected to continue into the short to medium term.

•                  ANZ has continued a process of de-risking its Institutional portfolio.  De-risking commenced in 1998 and by December 2004 has approached its final stages.  The result of the De-risking has been a reduction in income from the offshore Institutional loan portfolio.  De-risking will continue to impact 2005 earnings growth following the sale of ANZ’s London headquartered project finance activities to Standard Chartered Bank and the run-off of structured finance transactions in NBNZ.

•                  Margins continued to decline through 2004.  As a result of:

-                  Changes in the composition of the portfolio with a higher proportion of mortgages,

-                  Changes in the funding mix with an increased proportion of wholesale funding and customers switching to lower margin (higher rate) deposit products; and

-                  Competitive pricing on mortgages and customer deposit products.

These trends are expected to continue into the foreseeable future.

•                  Underlying asset volume growth has been strong especially in domestic retail markets although there has been a slow down in the Australian housing market in 2004 which has seen a softening in demand for mortgage products.  This trend is expected to continue into the 2005 financial year.

Analysis of Major Income and Expense Items

Net interest income

The following table analyzes net interest income, interest spread and net interest average margin for Australia, New Zealand and overseas markets. Interest income figures included as part of spread and margin calculations are presented on a tax-equivalent basis.

Years ended September 30	2004	2003	2002
	$M	$M	$M
Interest income	14,117	10,215	9,037
Interest expense	(8,863)	(5,904)	(5,019)
Net interest income	5,254	4,311	4,018
Average interest earning assets	212,153	162,154	145,920

Interest spreads and net interest average margin	2004	2003	2002
	%	%	%
Australia
Gross interest spread adjusted to include interest forgone	2.11	2.31	2.44
Interest forgone on impaired assets (1)	(0.02)	(0.02)	(0.04)
Net interest spread (2)	2.09	2.29	2.40
Interest attributable to net non-interest bearing items	0.39	0.41	0.51
Net interest average margin (3)- Australia	2.48	2.70	2.91

New Zealand
Gross interest spread adjusted to include interest forgone	2.08	2.30	2.34
Interest forgone on impaired assets (1)	(0.01)	—	—
Net interest spread (2)	2.07	2.30	2.34
Interest attributable to net non-interest bearing items	0.43	0.62	0.48
Net interest average margin (3)- New Zealand	2.50	2.92	2.82

Overseas markets
Gross interest spread adjusted to include interest forgone	1.34	1.37	1.20
Interest forgone on impaired assets (1)	(0.04)	(0.07)	(0.05)
Net interest spread (2)	1.30	1.30	1.15
Interest attributable to net non-interest bearing items	0.25	0.15	0.25
Net interest average margin (3)- Overseas markets	1.55	1.45	1.40

Group
Gross interest spread adjusted to include interest forgone	2.08	2.28	2.31
Interest forgone on impaired assets (1)	(0.02)	(0.03)	(0.04)
Net interest spread (2)	2.06	2.25	2.27
Interest attributable to net non-interest bearing items	0.43	0.42	0.50
Net interest average margin (3)- Group	2.49	2.67	2.77

(1)          Refer Note 14 to the Financial Report

(2)          Average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities

(3)          Net interest income as a percentage of average interest earning assets

Years ended September 30	2004	2003	2002
Average rates
Average Australian reference lending rate charged by ANZ	9.0%	8.6%	8.3%
Average Australian variable housing loan rate charged by ANZ	6.0%	6.2%	6.6%
Average Australian 90 day fixed term deposit rate (1)	3.7%	3.2%	3.1%
US average prime rate (2)	4.1%	4.2%	4.9%

(1)          Source: Reserve Bank of Australia

(2)          Source: “Datastream”

2004

Net interest income at $5,254 million was 22% ($943 million) higher than 2003. Excluding significant items and NBNZ, net interest increased 5% ($233 million) to $4,544 million.

Volume

Average net loans and advances grew by $44.8 billion (32%) overall with growth attributable to the acquisition of NBNZ ($26.4 billion), Personal ($14.4 billion or 22% with $13.0 billion in Mortgages), Corporate Australia ($2.3 billion or 22%) and Institutional ($1.8 billion or 10%). Average net loans and advances reduced by $2.4 billion (20%) in overseas markets as a result of the strategy to reduce higher risk exposures ($1.1 billion) and the exchange rate impact of a stronger Australian dollar ($1.3 billion).

Average deposits and other borrowings grew $37.2 billion (31%), with growth from the NBNZ acquisition ($25.3 billion), Treasury ($3.4 billion) to fund asset growth, Personal ($3.4 billion or 10%), and Corporate Australia ($1.7 billion or 13%). Average deposits and other borrowings were flat in overseas markets, with increases resulting from greater commercial paper issuance in the US offset by a $2.6 billion reduction resulting from exchange rate movements.

Margin

Net interest average margin contracted by 18 basis points for the full year:

•                  Changes in the composition of the portfolio negatively impacted the net interest margin by 6 basis points, with a higher proportion of mortgages (1 basis point), and changes in the funding mix, from substitution of wholesale funding for customer deposits, together with transfer from higher margin retail deposits to lower margin retail deposits such as cash management, term deposits and V2 plus (3.5 basis points) and a reduction in net non-bearing interest items (1.5 basis points).

•                  Competitive pressures reduced margins by 3 basis points with this impact arising mainly in Mortgages and Institutional.

•                  Wholesale rate movements had a significant impact, reducing the net interest margin by 6 basis points. Variable rate mortgages, funded by short term liabilities, cost 3 basis points as the yield curve steepened following the RBA’s move to a tightening bias, plus the relatively low level of term interest rates during 2004, as interest rates reached the bottom of the cycle, reduced mismatch earnings (3 basis points).

•                  Other items include increases in retail broker payments (-2 basis points), offset by increased earnings from foreign exchange revenue hedging (+2 basis points), higher levels of credit card balances becoming interest earning in the 2004 year (+1 basis point), falling levels of interest foregone (+1 basis point), together with impacts from the replacement of TrUEPrs (+2 basis points).

•                  Funding costs associated with unrealized trading gains increased as a result of the appreciation in the AUD.  Whilst this 4 basis point decline is reflected in the net interest margin, it is directly offset by an equivalent gain in trading income.

•                  The acquisition of NBNZ resulted in a 3 basis point decline in the Group’s interest margin as a result of the partial funding of the transaction with term wholesale issuances.

2003

Net interest income at $4,311 million was 7% ($293 million) higher than 2002.

Average net lending assets grew by $13.6 billion (10%) overall, with growth of $10.8 billion (18%) in Mortgages, $1.6 billion in Corporate and $0.8 billion in Asset Finance.  Net lending asset volumes reduced 15% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar.

Average deposits and other borrowings grew $13.5 billion, in Treasury ($3.2 billion), Personal ($4.2 billion), Institutional Financial Services ($2.7 billion), New Zealand Banking (NZD0.8 billion), Asset Finance ($0.8 billion) and Corporate ($1.6 billion).  The deposit growth was encouraged by uncertainty in global equity markets.

Net interest margin contracted by 10 basis points:

•                  The funding cost associated with unrealized trading gains increased as a result of the appreciation of the AUD.  Whilst resulting in a 3 basis point decline in net interest margin, it was offset by an equivalent gain in trading income.

•                  Net interest income in Treasury fell by $44 million with maturing high yielding assets not able to be replaced due to the sustained period of low and stable interest rates (3 basis points).

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

Non Interest Income

Years ended September 30	2004	2003	2002
	$M	$M	$M
Fee income
Lending	1,002	933	876
Other	1,419	1,115	1,196
Total fee income	2,421	2,048	2,072
Foreign exchange earnings	411	348	365
Profit on trading instruments	151	110	59
Other income	284	302	300
Non interest income excluding significant items	3,267	2,808	2,796
Significant items (1)	124	—	174
Total other income	3,391	2,808	2,970

(1)           Comprises $110 million TrUEPrS swap income and $14 million gain on finalizing INGA completion accounts after tax.

2004

Non-interest income in 2004, at $3,391 million, was $583 million (21%) higher than the September 2003 year.  Excluding $124 million significant items, other operating income increased $459 million (16%) due largely to a $259 million contribution from NBNZ.

Non-interest income excluding significant items and NBNZ increased 7% ($200 million).

2003

Non interest income in 2003, at $2,808 million, was 5% lower than the 2002 year.  Excluding profit on sale of business to ING Australia, other operating income was flat.  Total fee income was $24 million lower than 2002 largely due to a one-off charge of $38 million as a result of an under-accrual of loyalty points on co-branded cards covering the period back to 1999 together with the ongoing impact of higher loyalty program costs.  Profit on trading instruments increased $51 million largely due to Capital Markets activities where a lower proportion of trading revenue was booked as interest.

The following explanations exclude NBNZ and significant items:

Fee Income

2004

Total fee income increased $183 million (9%).

Lending fee income increased $18 million (2%):

•                  Corporate Australia increased $15 million (8%) with $4 million higher loan approval fees with increased lending volumes arising from an increased investment in front line staff and $7 million additional commercial bill fees.

•                  Personal increased $9 million (5%) with Banking Products up $5 million (9%) driven by growth in “Break free” package fees (banking products package for home buyers and residential property investors) with stronger marketing of this offer in 2004. There was also an increase in Cards and Merchant Services ($3 million) due to the popularity of the Premier Select product (packaged fee for mortgage and card products).

•                  Esanda and UDC increased $8 million (23%) due primarily to changes in the fee structure for business lending and higher new business writings.

•                  Institutional reduced $16 million (3%) due to a $17 million (25%) reduction in Corporate and Structured Financing reflecting our offshore risk reduction strategy but offset with increased non-lending fees ($21 million).

Non-lending fee income increased $165 million (15%):

•                  Personal increased $112 million (23%) due largely to the $38 million under-accrual of loyalty points on co-branded cards which reduced income in 2003, higher merchant revenue and improved business conditions generally. In addition there was a $13 million increase in Banking Products, with growth in fees from core deposit transaction products, higher volume related non-ANZ ATM fees and Executor and Trustee management fees, $3 million increase in insurance commissions and $6 million increase from financial planners driven by an improving Funds Management industry outlook and changes to the pension rules.

•                  Institutional increased $39 million (14%) largely due to Corporate and Structured Financing increasing $21 million (39%) reflecting strong performance in the leasing business and a shift in revenue mix away from net interest and lending fee income with a reduction in balance sheet risk. Trade and Transaction Services increased $16 million (9%) due to strong performance in structured commodity trade transactions and improved revenue from international payments.

•                  Esanda and UDC grew $9 million (27%) with an emphasis on generating revenue through the provision of value-added fleet management services.

The appreciation of the AUD over 2003 suppressed fee income growth by 2%.

2003

Total 2003 fee income of $2,048 million was $24 million, or 1% lower than 2002 total fee income.

Lending fee income increased 7% ($57 million) largely in:

•                  Institutional Banking ($30 million) with increased loan approval fees resulting from higher lending volumes and higher guarantee and line fees associated with increased volumes of off-balance sheet credit substitutes.  In a review of the Group’s credit card business following the Reserve Bank of Australia’s announced reforms, shortcomings were identified in the methodology used to accrue loyalty points for some co-branded cards.  Since 1999, points for the Qantas ANZ Business One Card and bonus points for International expenditure on the Qantas ANZ Card have been under-accrued.  The associated one-off charge reduced Consumer Finance’s after tax profit by $27 million in 2003.  As a result, ANZ has made management changes in the cards issuing area and increased financial controls within the business.

•                  Corporate ($12 million) with higher loan approval fees, largely in the SME sector with increased lending volumes arising from an increased investment in front line staff.

•                  Asset Finance ($8 million) with increased fees received on motor vehicle leases due to an increase in the volume of new car sales in the Australian market.

Non-lending fee income reduced 7% ($81 million) as a result of three main factors:

•                  A one-off charge of $38 million as a result of an under-accrual of loyalty points on co-branded cards covering the period back to 1999 together with the ongoing impact of higher loyalty program costs.

•                  Lower structured finance fee income ($32 million) reflecting difficult market conditions and a decision to reduce credit exposures to the power and telecommunications sectors.

•                  The sale of ANZ’s funds management businesses to ING Australia in 2002. Following the sale, funds management fees are booked in ING Australia, with ANZ’s share being reported in equity accounted income.

Foreign Exchange Earnings

2004

Foreign exchange earnings increased $16 million (4%)

•                  Earnings in Markets increased $12 million (5%) with increased commodity and structured product sales and a book structured to take advantage of the strengthening USD.

•                  Trade and Transaction Services increased $6 million (14%) reflecting improved foreign exchange spreads and volumes.

•                  A strengthening of the AUD against the NZD and USD since 2003 suppressed foreign exchange earnings growth by $12 million (3%).

2003

Foreign exchange earnings in 2003 were $17 million, or 5%, lower than in 2002, largely due to:

•                  Foreign exchange earnings in the Foreign Exchange business unit reduced by $23 million due to increasing competition, credit constraints limiting single name counterparty exposures and customer activity being constrained by currencies being range-bound for long periods reflecting the general uncertainty associated with the Iraq war and the SARS outbreak. This reduction was partly offset by increased profit on trading instruments, with total revenue in the Foreign Exchange business unit reducing $4 million.

•                  Offsetting this reduction was a $14 million increase in the Asia Pacific business segment arising from increased volatility in Asian and Pacific currencies where ANZ has a strong market position.

Profit on Trading Instruments

2004

Profit on trading instruments increased $31 million (28%)

•                  Markets increased $46 million (38%) where a lower proportion of revenue was booked as interest due to funding of cash flows. Total income in Markets was up $11 million (5%) despite difficult market conditions with reduced corporate hedging activity and tightening credit spreads.

•                  Treasury increased $5 million with 2003 impacted by the downward revaluation of the liquidity portfolio (trading securities and allocated hedges).

•                  Income on the hedge of capital investment earnings in ING Australia reduced $10 million, reflecting stronger equity markets in 2004.

•                  Corporate and Structured Financing decreased $5 million as profit on sale of available for sale securities in 2003 was not repeated.

2003

Profit on trading instruments in 2003 was $51 million or 86% higher than in 2002 largely due to:

•                  An increase of $47 million in Capital Markets 2003 profits principally due to a lower proportion of trading revenue being booked as net interest with an increase in the funding cost of unrealized trading gains as a result of the appreciation of the AUD.

•                  Reduced earnings on hedges of certain capital earnings in ING Australia ($8 million). ANZ hedges against volatility in capital investment earnings in ING Australia arising from the performance of equity markets.

•                  Foreign Exchange increased $24 million (offset in foreign exchange earnings discussed above) with increased commodities and structured derivative sales revenue.

Other Income

2004

Other operating income decreased $30 million (10%)

•                  A reduction in swap income on the TrUEPrS transaction that contributed $71 million in 2003. This reduction has suppressed growth in profit after tax by 2% with the offset being lower preference share coupons.

•                  Equity accounted income increased $39 million. ANZ’s share of the joint venture profit from ING Australia increased by $42 million (76%) driven by stronger investment markets with the first half of 2003 impacted by global uncertainty.

•                  Mortgages contributed an additional $12 million (37%) with an increase in Lenders Mortgage Insurance (LMI) sales driven by strong lending volume growth and the favourable impact of a change in recognition of LMI insurance revenues in March 2004.

•                  In the Group Center the release of ING warranty provisions was largely offset by a provision for loss on sale of the Martin Place property.

•                  Institutional Banking reduced with a $27 million profit before tax on the sale of development properties in 2003.

2003

A reduction of $172 million in 2003 Other Income to $302 million, 36% lower than in 2002 due to the $174 million net profit before tax from the sale of the funds management business to ING Australia. Excluding this, other income increased 1%, impacted by three main factors:

•                  A $99 million reduction in life insurance margin on services income following the sale of the funds management business to ING Australia in April 2003. This was partly offset by a $53 million increase in equity accounted profit from ING Australia

•                  Higher equity accounted profit from other associated entities principally relating to increased share of profit by PT Panin of $55 million after tax

•                  The $27 million profit before tax on the sale of development properties in Institutional Banking in 2003.

Non-Interest Expenses

Years ended September 30	2004	2003	2002
	$M	$M	$M
Personnel expenses	2,131	1,750	1,714
Premises expenses	353	295	299
Computer expenses	553	465	424
Other expenses	929	658	653
Restructuring	60	60	63
Recovery from NHB litigation (1)	—	—	(248)
Non-interest expenses	4,026	3,228	2,905

(1)          Part of the Provisions raised on sale of Grindlays and associated businesses.

2004

Operating expenses increased $798 million (25%) with a $572 million increase (including $128 million goodwill amortisation) largely as a result of the NBNZ acquisition and $21 million NBNZ incremental integration costs.

2003

Operating expenses in 2003 increased by $323 million, or 11%, compared to 2002. Excluding the 2002 NHB recovery ($248 million) operating expenses increased by $75 million, 2% higher than in 2002. Adjusting for expenses of the Funds Management businesses from the transfer to ING Australia in April 2003 until the end of the fiscal 2003, operating expenses would have increased 4%.

The following explanations exclude NBNZ acquisition and NBNZ incremental integration costs:

Personnel Expenses

2004

Personnel expenses increased $110 million (6%) as a result of annual salary increases together with an increase in staff of 775 (3%) mainly in the following business units:

•                  New Zealand Businesses staff increased by 205 (7%) largely in New Zealand Banking with increased front line staff to cope with increased business volumes and improving service standards.

•                  Institutional staff increased by 131 (5%) with further investment in Foreign Exchange capability in London and Asia, together with an increased Capital Markets and Trade Finance presence in Asia.

•                  Personal Banking Australia increased by 138 (2%) with an increased number of financial planners in Personal Distribution, front line staff in Rural Banking, and operations staff in Mortgages to service continued high levels of customer activity offset by a reduction in Cards and Merchant Services following the wind down of temporary staff in the customer service team to handle a temporary higher level of calls associated with the RBA interchange reform project.

•                  Group Center up 155 (4%) with Central Functions staff numbers increasing by 96 driven principally by the escalating focus on compliance and an additional 54 staff in Operations, Technology and Shared Services largely due to technology resources and project related activity.

2003

Personnel expenses in 2003 increased by $36 million, or 2%, compared to 2002. Adjusting for expenses of the Funds Management businesses from the transfer to ING Australia in April 2003 until the end of the fiscal 2003, operating expenses would have increased by $72 million or 4%.

Salaries and wages increased as a result of the 4% Enterprise Bargaining Agreement, performance related salary increases, and due to increased staff numbers in these main areas: Continuing investment in sales staff in Personal Banking Australia, Corporate and New Zealand Banking, as well as higher back office staffing required in Mortgages to service the higher volumes. Consumer Finance staff numbers increased (mainly temporary staff) to implement the Reserve Bank credit card reforms. These credit card reform changes were introduced in January 2003.

Premises Expenses

2004

Premises costs increased $17 million (6%):

•                  Personal Banking Australia increased $10 million (6%) with an increased investment in the branch network including 3 new branches, 9 branch relocations and associated refurbishments, and 37 completed branch refurbishments.

•                  Operations, Technology and Shared Services increased $6 million (17%) reflecting the impact of a change in the method of accounting for rental costs in 2003.

2003

Premises cost in 2003 decreased by $4 million, or 1%, compared to 2002 due to a change in the method of accounting for rental expense in Australia and reduced repairs and maintenance costs. Offsetting these reductions were several minor increases including building administration charges, asset write-offs and lease surrender costs.

Computer Expenses

2004

Computer costs increased $44 million (9%):

•                  Personal Banking Australia increased $37 million (23%) largely due to costs associated with the rollout of the new telling platform and increased depreciation associated with investments in technology.

•                  Operations, Technology and Shared Services increased $5 million (3%) as a result of lower capitalisation of project work.

2003

Computer costs in 2003 increased by $41 million, or 10%, compared to 2002 due to higher software amortization charges ($43 million) as new systems (e.g. Sales and service platform, Vision Plus and Nexus) became operational, and increased rentals and repairs ($11 million), partially offset by a decrease in use of computer contractors in 2003 ($16 million).

Other Expenses

2004

Other expenses increased by $36 million (6%):

•                  Marketing expenses increased $14 million (15%) mainly in Personal due to expenditure on campaigns including the “ANZ Now”, “ANZ Bank of the Year” and the low rate MasterCard campaigns.

•                  Travel costs increased $10 million across business units.

•                  Insurance costs increased $10 million as a result of a market wide increase in insurance premiums and the renewal of ANZ’s long term insurance contract.

2003

Other expenses in 2003 increased by $5 million, or 1%, compared to 2002. Adjusting for the expenses of the Funds Management business from the transfer to ING Australia in April 2003 until the end of fiscal 2003, other expenses would have increased by $21 million, or 3%. These increases were due largely to:

•                  Higher consultant costs ($5 million) with an increased use of consultants on Group strategic initiatives.

•                  An increased loss on disposal of premises and equipment ($5 million) largely in New Zealand on the sale of assets at vacant sites.

•                  Offsetting these increases were a number of relatively small cost reductions reflecting an ongoing focus on cost control.

Restructuring Expenses

2004

Restructuring expenses of $60 million were recognized in 2004 (2003: $60 million). The main components were the write-off of capitalized software on the Next Generation Switching project following the decision to consolidate the ATM and EFTPOS networks for ANZ and NBNZ on the Tandem platform and the write-down of hardware and software developed to significantly increase the functionality of ATM’s.

During 2004 approximately 37% of the total restructuring and surplus leased space expense for the year related to one time termination and other staff benefits, and for excess premises space (2003: 92%) and the remainder for other associated costs including technology costs.  The personnel costs related to ongoing business initiatives in response to changing market conditions that demanded streamlining of our front offices across the business units.  These restructuring initiatives are expected to be substantially implemented over the next year.

The total restructuring provision as at September 30 was distributed as follows:

	2004	2003	2002
	$m	$m	$m
Termination and staff benefits	73	58	100
Excess premises	10	22	9
Other contract termination and associated costs	23	12	34
Total	106	92	143

Restructuring Provision (excluding NBNZ)

	Termination and Staff Benefits	Excess Premises	Other Contract Termination and Associated Costs (1)	Total
	$m	$m	$m	$m
Carrying amount at beginning of the year - October 1, 2002	100	9	34	143
Provision made during the year	11	3	31	45
Payments made during the year	(25)	(4)	(51)	(80)
Release of provisions (2, 3)	(28)	14	(2)	(16)
Carrying amount at end of the year - September 30, 2003	58	22	12	92

Carrying amount at beginning of the year - October 1, 2003	58	22	12	92
Provision made during the year	24	—	40	64
Payments made during the year	(11)	(10)	(43)	(64)
Release of provisions (3)	(6)	(7)	(2)	(15)
Carrying amount at end of the year - September 30, 2004	65	5	7	77

(1)          Includes software write downs.

(2)          $14 million credit relates to a transfer.

(3)          Includes foreign currency movement.

NBNZ

	Termination and Staff Benefits	Excess Premises	Other Contract Termination and Associated Costs (1)	Total
	$m	$m	$m	$m
Carrying amount at beginning of the year - October 1, 2003	—	—	—	—
Acquisition provision (NBNZ)	7	7	13	27
Provision made during the year	3	—	2	5
Payments made during the year	(2)	(2)	—	(4)
Release of provisions (2)	—	—	1	1
Carrying amount at end of the year - September 30, 2004	8	5	16	29

(1)          Includes software write downs.

(2)          Includes foreign currency movement.

All restructuring costs are expensed and recorded as operating expenses.

Note 27 to the Financial Report provides additional details on the movements in the provision for restructuring costs.

Details of major projects including expected total spend and spend to date

	Expected Total Spend	Spend to date
	$m	$m
ANZ National integration: Integration of ANZ Bank and NBNZ	26	2
Next Generation Switching project: Tandem System replacement product	32	32
Institutional Financial Services business unit restructure	23	—
Replacement Transaction Banking System	21	21

2003

The Group recognized $60 million in restructuring expenses in 2003, a $3 million (5%) decrease from 2002. Of this expense, $10 million is related to the termination of a technology project to update our EFTPOS / Credit card system. A further $8 million has been incurred for the write-down of the investment in an e-commerce security company.

Other restructuring costs incurred in 2003 are largely personnel costs related to ongoing business initiatives in response to changing market conditions and restructuring of front offices across business units. In addition continual streamlining of back office processes and systems has led to restructuring across several businesses resulting in staff redundancy costs which were taken to profit and loss.

During 2003 approximately 92% of the total restructuring and excess leased space expense for the year related to one time termination and other staff benefits, 4% was for excess premises space and the remainder for other associated costs.  The personnel costs relate to ongoing business initiatives in response to changing market conditions that demand streamlining of our front offices across the business units. These restructuring initiatives are expected to be substantially implemented over the next year.

Pension Payments

Pension payments are the principal post-retirement benefit. Other post-retirement benefits (which chiefly comprise reduced fees on bank accounts) are not material. Health care is provided to Australian citizens by the government. Accordingly, ANZ does not provide post-retirement health insurance in Australia. Some post-retirement health care is provided in Japan and the United Kingdom, however this amount is not material.

Allowance for Loan Losses Charge

For discussion of ANZ’s Allowance for Loan Losses Methodology, refer page 79.

2004

The Group allowance for loan loss charge was $632 million, an increase of $18 million (3%).  The allowance for loan loss charge excluding NBNZ reduced $44 million (7%) to $570 million due largely to a lower Group Center charge.  The allowance for loan loss charge to operating segments (excluding NBNZ) increased $16 million (3%) with volume growth partly offset by lower risk.

The allowance for loan loss charge rate decreased 8 basis points over the year in line with the Group’s improving risk profile.  This is a result of sound growth in low risk domestic assets (principally mortgages), the acquisition of the NBNZ franchise, the continued de-risking of offshore and high-risk assets, and a lower Group Center charge reflecting lower offshore losses.

	Allowance for Loan Loss Charge 2004	Net Specific Allowance for Loan Loss 2004	Allowance for Loan Loss Charge 2003	Net Specific Allowance for Loan Loss 2003	Allowance for Loan Loss Charge 2002 (1)	Net Specific Allowance for Loan Loss 2002 (1)
	$M	$M	$M	$M	$M	$M
Personal	183	138	169	131	n/a	n/a
Institutional	159	171	165	217	n/a	n/a
Corporate Australia	59	43	55	63	n/a	n/a
New Zealand Business	99	30	37	20	n/a	n/a
Esanda and UDC	67	47	63	72	n/a	n/a
Asia Pacific	23	14	19	1	n/a	n/a
Group Center	42	—	106	23	n/a	n/a
	632	443	614	527	860	728

	Allowance for Loan Loss Charge 2003	Net Specific Allowance for Loan Loss 2003	Allowance for Loan Loss Charge 2002	Net Specific Allowance for Loan Loss 2002
	$M	$M	$M	$M
Personal	27	19	24	17
Institutional	164	216	173	454
Corporate	48	57	46	49
New Zealand Banking	13	(1)	13	5
Mortgages	31	12	28	10
Consumer Finance	152	137	161	132
Esanda and UDC	63	72	69	58
Asia Pacific	10	(8)	10	5
Group Center	106	23	336	(2)
	614	527	860	728

(1)          Line of business breakdown for 2002 cannot be provided on a comparable basis to 2003 and 2004 without unreasonable effort or expense.

In September 2003 an additional charge of $100 million (7 basis points) was taken to recognize continued uncertainty and expected levels of default in the offshore lending portfolios primarily in the UK, US and Europe.  In 2004 the additional charge reduced to $40 million (2 basis points) as a result of lower risk, especially in the offshore portfolios.  ANZ has continued to de-risk its offshore portfolio by removing high risk assets and developing asset writing strategies that discourages business in non core markets, unless supporting a core business relationship. As a result overall offshore lending has reduced from 9% of total lending assets in the year ended 2002 to 5% in the year ended 2004.  In line with this strategy ANZ announced on October 26, 2004 the sale of most of its London head-quartered Project and Structure Finance operation to Standard Chartered.  ANZ is continuing to grow its market dominance in the Pacific, through its long standing low risk operations in Fiji, PNG, Vanuatu and several other smaller Pacific nations.

The net specific allowance for loan losses was $443 million, down $84 million from the year to September 2003.  The reduction in losses is principally in the international operations of Institutional, which fell $121 million over the year.  Net specific allowance for loan losses in the Australian and New Zealand portfolios increased over the year by 11% and 56% respectively.  The increase in Australia is primarily due to a provision raised for Reach ($87 million), whilst in New Zealand the acquisition of NBNZ added an additional $14 million over the year.  As a percentage of average net lending assets, net specific allowance for loan losses reduced to 22 basis points, down from 34 basis points in September 2003.

The Group has a general allowance for loan loss balance at September 30, 2004 of $1,992 million (1.01% of risk weighted assets) an increase of $458 million from $1,534 million (1.01% of risk weighted assets) at September 30, 2003.  This represents a surplus of $532 million over the APRA minimum guideline.  NBNZ contributed $282 million of the increase and has a ratio of general allowance for loan loss to risk weighted assets of 0.98%.  Excluding NBNZ the general allowance for loan loss balance increased $176 million.

2003

The Group had a total allowance for loan losses of $2,018 million, down $63 million from 2002.  In September 2003 an additional charge of $100 million (7 basis points) was taken to recognize continued uncertainty and expected levels of default in the offshore lending portfolios primarily in the UK, US and Europe.  A continued shift in the asset portfolio from offshore institutional assets, to domestic market based assets, predominately mortgages, has seen the overall risk of the portfolio reduce.  The allowance for loan loss charge was $614 million for the September 2003 year as compared to $610 million (excluding the $250 million special provision) for the September 2002 year.  The charge to profit and loss of $614 million represented a loss provisioning rate of 39 basis points, down from 43 basis points in 2002 excluding the additional charge.  The general allowance for loan losses increased by $38 million, to $1,534 million with the moderate increase explained by the Group’s larger yet less risky portfolio.

The $250 million special charge in 2002 to the allowance for loan losses expense was necessary to adjust the balance sheet provision to reflect changes to expected loss assumptions as a result of an increased incidence of downgrades of previously investment grade exposures in ANZ’s United Kingdom and Americas portfolios in particular.

On July 24, 2002, ANZ advised the market that it had credit exposures to Marconi PLC of approximately USD131 million. Marconi PLC, formerly GEC, is a global provider of telecommunications equipment and solutions. Marconi is headquartered in London and has been an ANZ customer since 1947. At the time, we commented: “Marconi was investment grade just over 12 months ago but it has been severely impacted by the downturn in the telecommunications sector”. In recent years, however, ANZ has substantially reduced its exposure to Marconi.

During the year ended September 30, 2002, ANZ advised the market that it had direct unsecured credit exposures to Enron Corporation Group of approximately USD69 million. In addition, ANZ had indirect or contingent exposures of approximately USD51 million primarily associated with stand-alone power projects. At the time, we highlighted that we were cautious about the credit outlook at this point in the credit cycle.

It was considered appropriate to discuss the provision excluding the special charge as the special charge represented an adjustment to the balance sheet provision and was taken to cover the unusual circumstances of Enron and Marconi.  The 2002 allowance for loan losses charge (the charge to allowance for loan losses excluding the special charge) was based on expected loss assumptions consistent with those used in previous years. Accordingly, comparisons between 2003 and 2002 allowance for loan losses charge excluding the special charge is considered to be more meaningful than comparisons including the special charge.

The September 2003 year charge as a percentage of average net lending assets was 39 basis points, representing a 4 basis point decrease on the level reported for the September 2002 year with a modest improvement in average credit quality and the continuing increase in the proportion of mortgages as a percentage of the lending portfolio.

The specific allowance for loan losses fell from $585 million to $484 million in 2003.  In Australia the specific allowance for loan losses increased by $56 million in 2003 year, with the majority of this being increased provisioning by the Group’s corporate businesses.  In overseas markets, the specific allowance for loan losses fell by $146 million, with $117 million being in the Group’s UK operations, predominately relating to our restructure and partial write-off of the exposure to telecommunications company, Marconi.  In the absence of the large single name exposures in the power and telecommunications industries seen in the UK and American markets in 2002, both new and increased allowances for loan losses and net specific allowance for loans losses were significantly lower than the amounts reported in 2002.  New and increased allowance for loan losses were $675 million, down $223 million, while net specific allowance for loan losses were $527 million down $201 million from 2002.

Actual loss experience or net specific allowance for loan losses for the year to September 30 totalled $527 million, a decrease of $201 million over the September 30, 2002 year.  The reduction was mainly due to the absence of large single name losses in the September 2003 year, compared to the September 2002 full year where 43% of losses were due to two large amounts in the offshore portfolios.  While the Australian and New Zealand portfolio losses remained relatively stable over the year, the international portfolio losses reduced by 52%.  Settlement of the Grindlays credit warranties ($27 million) was included in net specific allowances for the year.

Income Tax Expense

Years ended September 30	2004	2003	2002
	$M	$M	$M
Total income tax expense including significant items	1,168	926	898
Effective tax rate	29.3%	28.3%	27.9%
Australian corporate tax rate	30%	30%	30%

2004

The Group’s income tax expense increased by $242 million to $1,168 million resulting in an effective tax rate of 29.3%, an increase of 1.0% from September 30, 2003.  The increase in the effective tax rate was largely due to an increase in goodwill amortisation expense, which is non-deductible, and a higher overseas tax rate differential due to higher earnings in New Zealand, where the statutory tax rate is 33%, partly offset by an increase in non-assessable equity accounted income.

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

Results by Line of Business(1)

Years ended September 30 (3)	2004	2003	2002 (2)
	$M	$M	$M
Personal	802	693	n/a
Institutional	788	802	n/a
Corporate Australia	344	311	n/a
New Zealand	584	211	n/a
Esanda and UDC	143	129	n/a
ING Australia	108	82	n/a
Asia Pacific	111	100	n/a
Operating Segments Total	2,880	2,328	n/a
Group Center (5)	(163)	20	n/a
Profit excluding significant items(4)	2,717	2,348	1,993

As published in the September 2003 Financial Report

	2003	2002
	$M	$M
Personal	384	360
Institutional	772	715
Corporate	270	242
New Zealand Banking	141	131
Mortgages	270	247
Consumer Finance	144	150
Esanda and UDC	127	103
ING Australia	38	43
Asia Pacific	131	98
Treasury	95	125
Operating Segments Total	2,372	2,214
Group Center (5)	(24)	(221)
Profit excluding significant transactions (4)	2,348	1,993

(1)          Results are equity standardized. Refer definition on page 141 of the Financial Report.

(2)          Results for 2002 have been restated to reflect changes to line of business in 2003.

(3)          Line of Business results for 2002 cannot be provided on a comparable basis to 2003 and 2004 without unreasonable effort and expense.  Management and reporting structures, revenue sharing arrangements and cost allocations have changed between 2003 and 2004.  2003 financial data has been restated to be comparable to 2004, however, restating 2002 data is unduly burdensome. In addition ANZ believes that a comparison of 2003 line of business results with 2002 results in a format that reflects the management and reporting structures that applied in 2003, which gives a better indication and comparison of business performance in that time period than artificially restating numbers to reflect 2004 management and reporting structures.  Refer to the table above for line of business results under these 2003 management and reporting structures as published in the September 2003 Financial Report.

(4)          Significant transactions are detailed on page 35.

(5)          Includes Treasury, Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management and goodwill amortization.

During the year ended September 30, 2004, ANZ managed its business activities along the following lines of business: Personal, Institutional, Corporate, New Zealand Banking, Esanda and UDC, ING Australia (joint venture), Asia Pacific and Other.

The following commentary compares the 2004 result with the results for 2003.  Commentary comparing the 2003 result with the result for 2002 has also been included.  This has not been restated to reflect changes to lines of business in 2004 for reasons noted in footnote 3 of the table above.

2004

Personal comprises Personal Banking Distribution, Banking Products, Mortgages and Cards and Merchant Services.

Profit after tax increased by 16% with strong momentum in each of the core businesses.  Mortgage lending increased 18% and deposits grew 12% delivering increases in market share.  After adjusting for the $27 million after tax effect of the under-accrual of card loyalty points in the March 2003 half year, which is not indicative of the core business performance, profit after tax increased 11% in Personal Banking and by 30% in Cards and Merchant Services.

Significant factors affecting the result were:

•                  Net interest income increased 8%.

Mortgage lending grew 18% over the year (or 19% excluding the impact of securitization).  Rural Banking volumes increased 18% reflecting ANZ’s focus on this market and increased investment by rural businesses.  Cards and Merchant Services lending grew 6%.

Deposit volumes increased 12% as a result of successful campaigns throughout the year targeted at growing V2 Plus and term deposits.  Mortgage offset deposit volumes increased 16%.

Net interest average margin reduced by 26 basis points.  Mortgages margin was down 14 basis points mainly due to higher funding costs following increases in the cash rate, and market rates rising in anticipation of further cash rate rises which did not eventuate.  The average net interest margin was also adversely impacted by the mix effect of relatively higher growth in the Mortgage business than in higher margin Cards and Merchant Services and Banking Products businesses.  Margin in Cards and Merchant Services increased 16 basis points due to a reduction in the proportion of “transactor” volumes following product changes consequent to the Reserve Bank of Australia’s (RBA) interchange reforms.  Banking Products margin was 2 basis points higher with the benefit of increases in the cash rate on deposit margins largely offset by higher growth in lower margin cash management and term deposits.

•                  Other external operating income increased $131 million (19%).  Of this, $38 million related to the under-accrual of card loyalty points in 2003.  Excluding this amount other income increased 13%.

Mortgages contributed $14 million of the increase driven by a strong performance from the mortgage insurance business and lending volume growth.

Banking Products fees were up 12%, mainly due to growth in account numbers, while sales and retention payments from ING Australia were up 7%, reflecting a strong sales performance and improvement in the equity markets.

•                  Operating costs increased $112 million (8%).  Personnel costs were up $44 million due to annual salary increases together with a 3% increase in staff in Mortgages to service continued high levels of customer activity, a temporary increase in Cards and Merchant Services staff in the first quarter to handle the higher level of calls associated with the RBA interchange reform project, increased financial planners and increased staffing in Rural Banking.  Computer expenses increased $37 million following the rollout of the new telling platform in Personal Banking Distribution and increased depreciation associated with investments in technology.  Premises and other cost increases reflect investment in the branch network, growth in the business and an increased marketing spend.

•                  Allowance for loan loss charge increased 8%, driven by lending volume growth.  Non-accrual loans and net specific allowance for loan losses remained low reflecting sound credit quality.

Institutional comprises Institutional Banking, Markets (formerly Foreign Exchange and Capital Markets), Trade and Transaction Services and Corporate and Structured Financing.

Profit after tax reduced by 2%.  After adjusting for the impact of the appreciating Australian dollar on translation of offshore earnings, profit after tax was flat.

This result was also affected by the progress made in refocusing the business to lower risk sectors.  This strategy has contributed to reduced earnings in Institutional Banking ((2)%), Corporate and Structured Financing ((14)%) and Markets ((2)%) through the exit of higher risk offshore assets and non-core complex structured transactions, and through the flow on impact to the Markets business of lower levels of structured finance activity.  Profit increased 10% in Trade and Transaction Services where focus has been given to investing in growth initiatives.

Key factors affecting the result were:

•                  Net interest income decreased 7% due to a $52 million reduction in Markets, where a lower proportion of revenue was booked as interest due to funding costs associated with unrealized trading gains, largely as a consequence of the appreciation of the AUD during the period.  This is offset by an equivalent gain in other operating income. Adjusted for this, net interest income was flat.  Trade and Transaction Services increased 12%, driven by increased custody and cash management deposit volumes.  Institutional Banking decreased 1% due to asset reductions offshore, partly offset by loan volumes being 3% higher in Australia. Corporate and Structured Financing reduced 13%, where offshore lending assets have been substantially reduced as part of the strategy to lower risk.

•                  Overall loan volumes were flat, deposit volumes increased 7% and net interest margin was 8 basis points lower largely reflecting mix changes in deposits and competitive pressures.

•                  Other operating income increased 4%.  Excluding a $27 million profit before tax on the final sale of development properties in 2003, and the $52 million increase described above, other operating income increased 2%.

Non-interest income increased 8% in Trade and Transaction Services, reflecting improved trade volumes, higher revenue from international payments, and strong growth in Custody and Cash management revenue.  Corporate and Structured Financing increased 2%, reflecting continued progress in shifting the revenue mix away from net interest income. Fee revenue in Institutional Banking was flat.  Total revenue in Markets increased 1%, reflecting difficult market conditions, with lower levels of corporate hedging activity and tightening credit spreads.

•                  Operating expenses were 4% higher due to increased pension funding costs in the United Kingdom ($8 million), the impact of a full years cost related to the consolidation of the TradeCentrix processing hub in the September 2003 half, increased technology investments in Markets and Transaction Services, and higher staff costs, with further investment in Markets capability in London and Asia, growth in Custody, Commodity Trade Finance in Asia, and International Payments.

•                  Allowance for loan loss charge was 4% lower reflecting lower offshore exposures and modest asset growth in Australia.  Net specific allowance for loan loss was 21% lower, with new specific allowance for loan loss of $171 million relating largely to further allowances against the power, telecommunications and mining sectors in Australia and offshore.

Corporate comprises Small Business Banking, Business Banking Australia and Corporate Banking Australia.

Profit after tax increased by 11%.  Key influences on the result were:

•                  Net interest income increased 11% driven largely by growth in both average lending (21%) and average deposits (13%).

The growth in average lending (Corporate Banking +17%, Business Banking +27%) and average deposit (Corporate Banking +13%, Business Banking +13%) volumes resulted from increased activity with existing customers and new customer acquisition.  Key factors in achieving growth were our customer service proposition, expansion of our geographic footprint and success in specialized business segments.

Net interest average margins reduced by 5 basis points.  Margins in both Corporate and Business Banking declined primarily due to changes in product mix reflecting a combination of faster growth in lending than deposits in Business Banking and also higher growth rates in lower margin products in both businesses.  Product margins remained relatively stable, albeit slightly down.

•                  Other external operating income increased 8%, driven by higher lending and bill fees from growth in business volumes.

•                  Net inter-business unit fees, which represents net payments made to the branch network, were 7% higher with increased commissions paid on Small Business Banking deposits, increased investment in the branch network and increased transaction volumes associated with customer growth.

•                  Operating expenses increased 11% as a result of business growth.  Personnel costs accounted for the largest part of this increase with annual salary increases and the investment in around 70 new frontline staff.  Non-lending losses increased from a low base in 2003.  Cost to income ratio remained low at 32.0%.

•                  Allowance for loan loss charge has increased $4 million (7%).  Credit quality in both the Business Banking and Corporate segments remains sound with the portfolio quality reviewed regularly to detect any early adverse trends.

•                  Net specific allowance for loan losses, at $43 million, are down 32%.  Allowance for loan loss levels in 2003 were inflated by charges against two large corporate customer exposures.  The reduction in net non-accrual loans has predominantly been driven by the successful management of the non-accrual loan portfolio.

New Zealand Business comprises ANZ New Zealand Banking, Mortgages, Consumer Finance and NBNZ.

Profit after tax increased $373 million to $584 million, with NBNZ contributing $375 million (excluding incremental integration costs) since acquisition on December 1, 2003.  Profit after tax in ANZ New Zealand businesses increased $9 million (4%), despite a $3 million reduction resulting from the depreciation in the average NZD exchange rate.  Integration and other costs for the year were $11 million.  Of this result, the Consumer Finance business increased $9 million, ANZ New Zealand Banking increased $3 million, whilst Mortgages reduced $4 million.

Key influences on the result include the following:

•                  Net interest income increased $797 million.  Excluding the contribution of NBNZ of $789 million and the effect of the depreciation in the New Zealand dollar, net interest income increased $17 million.  Lending volumes increased 9% in the ANZ businesses driven by growth in Mortgages (8%), Consumer Finance (8%), Corporate (12%) and Business and Rural (11%). Lending in NBNZ has increased 8% since acquisition, including an 8% increase in both home loans and rural lending.  These were partly offset by repayments in Corporate and Institutional lending which were expected at the time of acquisition.

Both ANZ New Zealand Banking and NBNZ retail deposits increased 3%.

Net interest average margins have reduced in asset based businesses, particularly in Mortgages as a result of the rises in wholesale market rates, partly offsetting the growth in lending, deposit volumes and deposit margins.

•                  The NBNZ contribution to other operating income was $259 million in the 10 months to September 2004.  Other operating income in the ANZ New Zealand businesses increased 4% with a 10% increase in Consumer Finance and flat fees in Mortgages with competitor driven fee discounting offsetting volume growth. Fee growth in ANZ New Zealand Banking was flat.  The ANZ result also benefited from NBNZ capital markets customers transacting through ANZ systems.

•                  Operating expenses increased $464 million, of which $443 million related to the inclusion of NBNZ.  Non-incremental integration costs of $9 million have been incurred to date.  Cost growth in ANZ New Zealand businesses has been contained to $4 million (1%) despite increases in staff numbers in ANZ New Zealand Banking (frontline) and Mortgages (support) to cope with increased business volumes, and increased brand spend and sales training.

•                  Credit quality remains sound with the increase in the allowance for loan loss charge in ANZ New Zealand being driven by lending volumes.  Allowance for loan loss provisioning methodologies have been implemented in NBNZ and a $62 million charge recognized in the ten months to September 2004.  The NBNZ businesses added $81 million to non-accrual loan volumes which were partly offset by $8 million in reduced non-accruals in the ANZ New Zealand businesses.

Esanda and UDC

Profit after tax increased by 11%.  Key influences on the result were:

•                  Net interest income grew by 3% with an 8% increase in lending volumes reflecting continued new business writings.  This was partly offset by a 12 basis point decline in net interest average margins brought about by the run off of higher yielding loans during the year and increasing new business from better credit quality, high growth segments that are lower margin.

•                  Other operating income increased by 21% due primarily to changes in the fee structure for business lending, fees on higher new business writings and increased fees from value-added fleet management services.

•                  External operating expenses increased by 2% as a result of annual salary increases and increased indirect taxes, partly offset by back office efficiency gains.  Internal charges increased 17% reflecting growth in the business and increasing compliance costs.  The continued control of expenses and growth in income has resulted in the cost to income ratio falling to 40.9% from 41.8% in 2003.

•                  Allowance for loan loss charge increased by 6% driven by an 8% increase in lending volumes.  Net specific allowance for loan loss was $25 million lower than last year, reflecting the $20 million write-down associated with residual value losses on aircraft in the 2003 year and continued improvement in the underlying credit quality of the loan book.

ING Australia

Profit after tax increased by 32%.  Key influences on the result were:

•                  Funds management income increased 13%, driven by strong investment markets.

•                  Risk income increased by 15% with increased sales of life insurance products through the ANZ network and continued favourable claims experience being the major contributors.

•                  Capital investment earnings increased by 93% due to strong investment markets, with the first half of 2003 impacted by the global uncertainty at that time.  ANZ continues to partially hedge against volatility in this income stream; as a result, gains in capital investment earnings were partially offset by hedge losses.

•                  Costs increased 11% due to in sourcing of investment management services, the costs of which were previously classified in net income.  In addition, increased investment was made in product systems and process improvements - the majority of these costs are non-recurring.

•                  Tax expense increased due to the increased capital investment earnings and operating profit.

Asia Pacific

Profit after tax increased by 11%.  Excluding the impact of exchange rate movements, profit increased 15%. Key influences on the result, excluding exchange rate movements, were:

•                  Net interest income increased 16% as external assets increased 18%.  Lending volumes in Fiji increased 13% due to continued economic growth, particularly in the tourism industry.  Net interest income increased 76% in the Indonesian Cards business reflecting strong volume growth.

•                  Other operating income increased 3% with fee income increasing 20% driven by a 16% increase in loan volumes and higher transaction volumes in the Indonesian Cards business.  Foreign exchange earnings increased 4%, however these were offset by lower profits from PT Panin Bank predominantly as a result of a $16 million reduction in bond sales, partly offset by an $11 million withholding tax credit in 2004.

•                  Operating expenses increased 5% as capability building in Quest continued to increase the level of support to the Pacific operations.

•                  Credit quality remains sound with the allowance for loan loss charge increasing due to growth in credit card volumes in Indonesia.  The increase in net specific allowance for loan loss results from a number of recoveries and allowance for loan loss reassessments in 2003.

•                  Income tax expense decreased $5 million largely due to a tax credit, arising from the repayment of foreign currency loans upon the exercise of options in PT Panin.

Group Center includes Treasury, Operations, Technology and Shared Services, Group People Capital, Group Strategic Development, Group Risk Management and Group Financial Management.

The result for the Group Center was a loss of $149 million compared with a profit of $20 million in 2003.  Key influences on the result were:

•                  The level of the Group’s surplus capital reduced as a result of the acquisition of NBNZ partly offset by growth in retained earnings and further de-risking of offshore credit portfolios.

•                  Income in 2003 benefited from $71 million earnings on an interest rate swap that hedged the distributions to TrUEPrS investors. The combined effect of the replacement of TrUEPrS with StEPS is a reduction in net profit after tax of $35 million or 1% of reported profit.

•                  The strengthening of the AUD over the year resulted in gains on contracts put in place to hedge NZD and USD denominated offshore earnings.

•                  Group Treasury mismatch profit reduced $31 million following an extended period of low and flat interest rates as higher yielding investments matured.

•                  Settlement of the ING Australia warranties enabled the release of provisions held against potential claims; this was largely offset by a provision for loss on the proposed sale of ANZ’s Sydney headquarters in Martin Place.

•                  Goodwill amortisation increased $128 million principally due to the NBNZ goodwill amortisation of $129 million. Goodwill amortisation is booked in the Group Center.  Other external operating expenses increased as a result of a higher technology spend, and additional spend on compliance requirements including: Basel II, GST, International Accounting Standards and the US Sarbanes Oxley legislation.

•                  Allowance for loan loss charge reduced $64 million.  De-risking of the offshore lending portfolio and reduced defaults have allowed a reduction in the charge that was taken in the last two years.  This charge is based on uncertainty in offshore portfolios.

2003

The following is commentary of the 2003 result as compared to the 2002 result as published in the 2003 20-F.  This has not been re-stated for changes to the Group’s lines of business in 2004 for the reasons previously noted.

Personal comprises Personal Distribution and Banking Products.

Profit after tax increased by 7% to $384 million with profit growth in Banking Products of 27% offsetting a 4% reduction in Personal Distribution.  Within Personal Distribution, Rural Banking delivered a 10% profit improvement offsetting investments in Personal Banking and revenue pressure in ANZ Financial Planning.  Significant factors affecting the result were:

•                  Net interest income increased 8% driven by volume growth in Rural Banking (business lending 22%, business deposits 44%), and in Banking Products with growth in consumer deposits (11%) and margin lending (19%).  Net interest margin, however, was lower by 25 basis points due to the lower interest rate environment and higher growth in lower margin cash and term deposits.

•                  Other external operating income increased 3%.  Revenue from the distribution of investment management products is recorded as external income, whereas prior to the sale of businesses to ING Australia, this revenue was internal.  After adjusting for this:

-                  Sales and retention commissions received from the sale of ANZ products through the branch network increased 5% reflecting strong demand for mortgages and the effects of our investment in training of sales staff in the second half.

-                  Fees from core transaction products were marginally up.

-                  Other external operating income reduced 6% driven by an 18% reduction in sales and retention payments from ING Australia, reflecting the negative impact of the downturn in the equity markets.  This was particularly evident in the first half of the year.

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

Institutional comprises Institutional Banking, Transaction Services, Foreign Exchange, Capital Markets, Structured Finance International, and Corporate Financing and Advisory.

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

Institutional Banking profit after tax grew 20% over the year.  The strategy to reduce exposures in the UK and US markets and place an increased emphasis on the domestic operations resulted in ANZ maintaining its leading market position in Australia and improved overall credit quality.  The improvement in credit quality is reflected in the decline in new non-accrual loans and net specific allowance for loan losses as offshore exposures are managed down.  Allowance for loan losses charge increased in 2004 due to growth in lending assets in Australia, a number of domestic downgrades, and further deterioration in the remaining offshore power exposures.  The September 2003 results also benefited from a $19 million profit after tax sale of development properties.

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

Corporate comprises Small to Medium Enterprises Australia (“SME”) and Corporate Banking Australia.

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

Esanda and UDC experienced strong profit after tax growth in 2003 - up 23% to $127 million.  This result was driven by a 25% increase in other income - the result of fees on higher new business volumes, profits on end-of-lease vehicle sales, and commissions on increased insurance writings. Strong growth rates in new business writings saw motor vehicle finance increase 18%, equipment finance 26%, fleet management services up 26% and equipment operating leases up 24%.

ING Australia profit after tax declined 12% in 2003 to $38 million.  The 2002 result included $40 million from ANZ businesses in the seven months prior to their sale on May 1, 2002.  The 2003 result for ING Australia improved over the five months to September 30, 2002 as a result of strong revenue growth from the life risk business and cost reductions.  After a difficult start to the year due to major global uncertainties, funds under management increased in the second half and ING Australia consolidated its number 4 position in Retail Funds Under Management as measured by ASSIRT.  Risk business income continued to improve with positive claims experience the major contributor.  Costs fell in the second half as a result of the delivery of integration savings and strong cost management.

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

Results by Region

Years ended September 30	2004	2003	2002
	$M	$M	$M
Operating profit before income tax and including significant transactions
Domestic Markets
Australia	2,785	2,371	2,391
New Zealand	763	495	456
	3,548	2,866	2,847
Overseas	439	411	376
	3,987	3,277	3,223
Income tax expense
Domestic Markets
Australia	(802)	(672)	(683)
New Zealand	(266)	(147)	(126)
	(1,068)	(819)	(809)
Overseas	(100)	(107)	(89)
Income tax expense	(1,168)	(926)	(898)
Outside equity interest
Overseas	(4)	(3)	(3)
Operating profit after income tax including significant transactions by region	2,815	2,348	2,322
Domestic Markets
Australia	1,984	1,699	1,708
New Zealand	495	348	330
	2,479	2,047	2,038
Overseas	336	301	284
Operating profit after income tax including significant transactions (1)	2,815	2,348	2,322

(1)          Includes significant transactions in the year ended September 30, 2004: recognition of deferred profit from close out of interest rate swaps upon buy back of TrUEPrS hybrid Tier 1 instruments (profit after tax $84 million) and profit from sale of businesses to ING Australia Joint venture (profit after tax $14 million).  (September 30, 2003: Nil; September 30, 2002: the sale of businesses to ING Australia joint venture (profit after tax of $170 million) and National Housing Bank recovery ($159 million profit after tax) refer page 35).

Australia

Selected Australian economic indicators are shown below:

Years ended June 30	2004	2003	2002	2001
Nominal rates of growth (1) in Gross Domestic Product	7.2%	5.9%	6.4%	7.2%
Inflation rates	2.4%	3.1%	2.9%	6.0% (3)
Real rates of growth in Gross Domestic Product (2)	3.6%	3.1%	3.9%	2.0% (3)

Source: Australian National Accounts: National Income and Expenditure, ABS Cat. no. 52060.0 and 6401.0

(1)          Not restated for the effects of changes to price levels.

(2)          Nominal rates of Gross Domestic Product restated for the effect of changes to price levels.

(3)          Introduction of “Goods and Services Tax” made a one-off contribution to inflation in 2001.

The Commonwealth Government of Australia has forecast the real rate of growth in Gross Domestic Product for the year ending June 30, 2005 to be 3.66% (Australian National Accounts: Income and Expenditure).

2004

Profit after tax in Australia increased by 17%. Significant influences on the result were:

•                  Net interest income increased by 7% as higher lending volumes offset a decline in net interest margin of 23 basis points including a $72 million reduction from Capital Markets where a lower proportion of revenue was booked as interest. The growth in net interest income was mainly due to Corporate Banking ($60 million), Mortgages ($32 million) and Consumer Finance ($26 million).

•                  Fee income increased by 12%. Lending fee income increased 4% driven by Corporate Banking ($14 million) and Personal Banking ($11 million) on higher lending volumes. Non-lending fees increased 13% driven by Cards and Merchant Services with the $38 million under accrual of loyalty points that reduced income in 2003, reduced loyalty costs and increased merchant revenues, and by Trade and Transaction Services from increased international payments revenue.

•                  Other operating income increased largely as a result of the TrUEPrS swap income, and in Capital Markets where a $72 million increase was offset by an increased cost of funding cash flows booked in net interest. This was partly offset by a reduction in Institutional Banking where $27 million profit on the final sale of development properties was booked in 2003.

•                  Operating expenses increased by 8% mainly due to higher personnel expenses ($112 million) from annual salary increases and increased staff numbers, an increase in computer expenses ($56 million) with the rollout of the new telling platform and increased premises costs ($20 million) from investment in the branch network.

•                  Allowance for loan loss charge decreased by 6% reflecting the stable credit quality of the portfolio and the de-risking of the offshore portfolios allowing a reduction in the charge taken in prior periods. Net specific allowance for loan losses increased $37 million as a result of an $87 million provision on Reach exposure.

Excluding the Australian component of significant items ($98 million profit in 2004) profit increased by 12%.

2003

Profit after tax in Australia decreased 1%. Excluding the Australian component of significant transactions (refer page 35) that increased profit by $122 million in 2002, profit grew 7% reflecting:

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

New Zealand

2004

Profit after tax from New Zealand operations was $495 million.

	2004				2003
	New Zealand	NBNZ	Acquisition and funding	ANZ New Zealand ex NBNZ
	$M	$M	$M	$M
Net interest income	1,371	786	(78)	663	675
Other operating income	638	259	—	379	394
Operating income	2,009	1,045	(78)	1,042	1,069
Operating expenses	(1,128)	(443)	(129)	(556)	(519)
Profit before allowance for loan losses	881	602	(207)	486	550
Allowance for loan loss charge	(118)	(62)	—	(56)	(55)
Profit before income tax	763	540	(207)	430	495
Income tax expense	(266)	(164)	27	(129)	(147)
Outside equity interest	(2)	(1)	—	(1)	—
Net profit	495	375	(180)	300	348

NBNZ contributed $375 million profit (excluding goodwill amortisation, acquisition funding costs, incremental integration costs and employee share plan costs) in the ten months since acquisition on December 1, 2003:

•                  The National Bank experienced 8% annualized growth in lending volumes since December 1, 2003 with strong growth in the residential housing market and in rural lending partly offset by institutional repayments.

•                  Retail deposits have grown 3% since our acquisition of NBNZ.

•                  Other operating income for the 10 months since December 1, 2003 reflects a slightly lower trend than prior to acquisition, with lower fee income from the corporate and capital markets businesses and certain structured finance transactions.

•                  Operating expenses were well contained with continued focus on integration activities.

•                  Allowance for loan loss methodologies have been implemented in NBNZ with a $62 million charge in the 10 months to September 30, 2004 representing an annualized charge of 0.23% of net lending assets.

Profit after tax increased 7% in ANZ New Zealand, or 9% after allowing for the negative impact of a weaker New Zealand Dollar. Profit growth was driven mainly by the retail businesses with deposit margins widening as interest rates rose. There was a lower contribution from Institutional with lower lending volumes and higher repayments.  This result also includes $12 million (post tax) of non-incremental integration costs. Following completion of integration, these resources will be dedicated to other Group projects. Key influences on the result include:

•                  Net interest income increased 7% with lending volumes increasing 3% driven by growth in Mortgages (5%) and Business and Rural (5%). Deposit volumes increased 5%, assisted by strong growth in Trade and Transaction Services. The result was also assisted by a reduction in the cost of term funding.  Reduced asset margins, including a 5 basis point reduction in mortgage margins as a result of a reduction in spread between the cash rate and 90 day funding rates, were offset by increased deposit margins.

•                  Other operating income decreased 4% with volume related lending fee growth in Consumer Finance (10%) and Corporate (12%) offset by reduced revenue in Institutional with lower trading revenue in Financial Markets, reduced activity in the private equity business and run off of certain structured finance activities.

•                  Operating expenses were flat with annual salary increases, an increased number of frontline staff, and a increased spend on brand image and sales training being offset by cost savings in support areas.

•                  Credit quality remains sound with total allowance for loan loss charge well in excess of net specific allowance for loan losses.

Integration costs

Incremental integration costs of $22 million after tax have been incurred by New Zealand. Of this, $14 million was incremental to the Group. Non-incremental integration costs are $14 million after tax, of which $2 million after tax is in NBNZ. Following integration these resources will be allocated to other projects.

2003

Profit after tax in New Zealand increased 5%.  Excluding the gain of $32 million from the sale of the funds management businesses to ING Australia in 2002 and the impact (a $26 million increase) of exchange rate movements (principally the appreciation in the NZD against the AUD), which are not indicative of core business performance, profit increased by 8%.  The main features of the result excluding these items were:

•                  Net interest income increased 8% with lending growth achieved in Corporate, Esanda and UDC, and Business and Rural, and mortgage lending recovering in the second half.  Margins improved with the Official Cash Rate, on average, remaining higher during 2003.  This was partly offset by reduced mismatch earnings in Treasury.

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

•                  Loan quality remained sound with the allowance for loan loss charge declining 6% due to a reduction in the risk profile of the Corporate loan portfolio.  Allowance for loan losses remained well in excess of net specific allowance for loan losses.

Overseas Markets

	2004	2003	2002
	$M	$M	$M
United Kingdom	88	58	60
United States	49	59	60
Asia Pacific	191	184	160
Other	8	—	4
Profit after tax	336	301	284

2004

Profit after tax from overseas markets increase 12% to $336 million.

Profit after tax from the Asia Pacific area increased 4% despite the impact of an appreciation in the AUD. Excluding the impact of exchange rate movements, profit increased by 11% as a result of:

•                  Net interest income increased 14% driven by continued growth in the Indonesian Cards business, increased mortgage lending by Personal Banking in Singapore and a 13% increase in Fiji lending volumes as economic conditions, particularly in the tourism industry, continued to improve.

•                  Fee income increased 16%, driven by the growth in Indonesian Cards business, and growth in lending fees in Fiji with the drawdown of several large corporate deals. The Trade Finance focus on trade flows between Australia and Asia also contributed to this improvement.

•                  Other operating income reduced 18% as a result of a $12 million reduction in equity-accounted profit from PT Panin. This was partially offset by a withholding tax credit in PT Panin in the current year, a $2 million contribution from the newly-acquired stake in Metrobank Card Corporation in Philippines, increased foreign exchange earnings and a $2 million gain on surplus property sales in Fiji, Vanuatu and Papua New Guinea.

•                  Operating expenses increased by 6% as the Institutional business invested in frontline staff in Asia, capacity was built in Quest to support the centralization of regional operations in Fiji and promotional spend was increased in the Indonesian Cards business. These cost increases were partially offset by lower technology expenditure due to the rationalisation of non-core projects.

•                  Allowance for loan loss charge increased by 15%, largely due to the growth in the volume of Cards business. The overall quality of the Asian corporate loan book continues to improve, reflecting a much more focused approach to the regional Asian strategy.

Profit after tax in overseas markets other than Asia Pacific increased by 24%. Excluding the impact of exchange rates profit increased by 42%. Significant influences on the result excluding the impact of exchange rates were:

•                  Net interest income increased 18% driven by an additional $49 million of interest earnings in the UK on increased capital levels associated with funding of the acquisition of NBNZ. This increase was partly offset by a reduction in Corporate and Structured Financing in the UK and US, reflecting the strategy to de-risk offshore portfolios and a reduction in Treasury mismatch earnings with the run-off of higher yielding assets following an extended period of low and flat USD and GBP interest rates.

•                  Fee income increased 9% with increases in non-lending fees in Corporate and Structured Finance and Institutional Banking in the UK partly offset by a reduction in lending fee income reflecting the impact of the de-risking strategy on lending volumes and the push for non-lending income.

•                  Other operating income increased by 15% mainly due to a $12 million increase in foreign exchange earnings in the UK driven by higher customer demand.

•                  Operating expenses increased 8% driven by a 14% increase in personnel expenses (which constitute approximately 75% of expenses) with an additional 67 technology staff and an additional $8 million funding for the UK defined benefit pension plan.

•                  Allowance for loan loss charge decreased 17% reflecting the reduction in lending volumes, particularly the US and UK Power and Telecommunications sectors. Net specific allowance for loan loss decreased 86% due to a reduction in large allowance for loan loss required against the remaining US and UK Power and Telecommunications exposures.

2003

Overseas markets contributed profit after tax of $301 million to the Group result in 2003, comprising $117 million from operations in the UK, Europe and United States (39%), $116 million from Asia, and $68 million from the Pacific.  Overall this represents an increase of 6% from last year.  Excluding the impact of exchange rates (a $20 million decrease), significant regional factors in the result were:

•                  Net interest income increased 10% in UK/USA reflecting the impact of high margin assets written during the second half.  An increase of 3% was recorded in Asia due mainly to increased lending volumes in China and ANZ’s successful application for the renminbi trading license and the expansion of the Cards business in Indonesia.  In the Pacific, lending growth particularly in Fiji and Vanuatu drove net interest income up 13%, despite tightening regulatory pressure and increased competition following a rationalization of the number of banks in Papua New Guinea forced a reduction in interest margins. Overall, net interest income was relatively stable, showing a marginal decrease of 1% for the year.

•                  Fee income decreased overall by 2% in 2003.  Difficult market conditions drove UK/USA down 11%, offset by volume-driven increases in Asia and the Pacific, increasing 11% and 17% respectively.

•                  Higher equity accounted earnings from PT Panin (up $25 million) drove other operating income up 30% in overseas markets. The PT Panin earnings benefited from a $16 million profit on the sale of bonds in the first half of 2003.

•                  Regionally, Asia experienced an increase of 11% in operating expenses, driven by a 4% increase in staff numbers, and additional marketing costs associated with the trade finance operations in China and Cards operations in Indonesia. Expenses grew 16% in the Pacific following increased technology support required for the region, and the integration of the Bank of Hawaii operations during 2002.

•                  UK and USA saw a reduction to the allowance for loan losses charge of 15% reflecting the reduction in the exposures to UK and US Power and Telecommunications sectors.  This was offset by a 24% increase in Asia, reflecting lending growth in the higher risk Cards business in Indonesia.  Allowance for loan losses charge was unchanged in the Pacific.

Balance Sheet

Years ended September 30	2004	2003	2002
	$M	$M	$M
Assets
Liquid assets & due from other financial institutions	11,144	9,019	11,225
Trading securities and investment securities	13,224	8,980	9,482
Net loans and advances	204,962	149,465	132,060
Customers’ liability for acceptances	12,466	13,178	13,796
All other assets	17,549	14,949	16,542
Total Assets	259,345	195,591	183,105
Liabilities
Due to other financial institutions	7,349	6,467	10,860
Deposits and other borrowings	168,557	124,494	113,259
Liability for acceptances	12,466	13,178	13,796
Creditors and other liabilities	14,212	13,611	12,630
Bonds, notes and loan capital	36,077	22,202	18,153
All other liabilities	2,759	1,852	2,942
Total Liabilities	241,420	181,804	171,640
Net Assets	17,925	13,787	11,465
Total Shareholders’ Equity	17,925	13,787	11,465

Total assets at September 30, 2004 were $259.3 billion, a $63.8 billion increase from September 30, 2003, with NBNZ contributing $47.1 billion.  Total group liabilities increased by $59.6 million from September 30, 2003 with NBNZ contributing $34.0 billion of this growth.

Liquid Assets & Due From Other Financial Institutions

2004

Liquid assets reduced by $0.2 billion (3%) to $6.4 billion at September 30, 2004. Excluding NBNZ ($0.6 billion) and the impact of exchange rate movements ($0.1 billion) liquid assets decreased by $0.9 billion (14%), due largely to a reduction in liquidity levels in New Zealand where the 2003 balance had been built up in expectation of the purchase of NBNZ and also included holdings of NBNZ certificates of deposit, which have been eliminated on consolidation following the acquisition.

Due from other financial institutions increased by $2.4 billion to $4.8 billion at September 2004. The increase was driven by an additional $1.8 billion resulting from the acquisition of NBNZ and the investment of surplus liquidity in the interbank market in New Zealand and Asia. This was partly offset by customer driven reductions in vostro balances in Australia. The appreciation of the AUD resulted in a 2% reduction in Due from Other Financial Institutions.

2003

Liquid assets decreased by $0.8 billion in 2003, largely arising from a decrease in bills receivable and remittances in Institutional Financial Services in Australia, whilst a $1.4 billion reduction due from other financial institutions occurred largely in overseas markets, as Treasury increased its holding over long dated paper.

Trading and Investment Securities

2004

Trading security volumes increased $1.3 billion (30%) to $5.5 billion at September 2004.

Excluding NBNZ ($0.4 billion) and exchange rate movements trading securities increased by $0.8 billion due to:

•                  Treasury increasing the minimum level of assets held in the liquidity portfolio following the acquisition of NBNZ ($0.3 billion)

•                  An increase in the volume of securities held for trading purposes in Institutional ($0.7 billion)

Investment security volumes increased $3.0 billion to $7.7 billion at September 2004. Excluding NBNZ ($0.3 billion) and exchange rate movements investment securities increased by $2.7 billion (56%) due largely to Treasury increasing liquidity levels following the acquisition of NBNZ leading to higher volumes in Australia ($2.0 billion), New Zealand ($0.2 billion) and Overseas ($0.5 billion).

2003

Trading and Investment Securities decreased by $0.5 billion in 2003.  A $1.7 billion reduction in trading securities was driven by a decrease in government securities ($1.0 billion) and ANZ accepted bills ($0.6 billion).  This was partly offset by a $1.2 billion increase in Investment Securities, due largely to an increase in government securities ($0.7 billion) and other securities ($0.5 billion), as Treasury increased its holding of longer dated securities.

Net Loans, Advances and Acceptances

2004

Net loans and advances increased 37% ($55.5 billion) since September 2003. Excluding NBNZ, growth was 14% ($21.3 billion).

Growth in Australia of 16% ($19.0 billion) was largely the result of increases in the following businesses:

•                  Personal ($13.6 billion or 18%), predominantly in Mortgages ($12.0 billion) as a result of growth in housing and equity loans, Rural Banking ($0.9 billion) and Banking Products ($0.3 billion) with growth in margin lending.

        During the second half of 2004, the Group issued $1.5 billion of notes backed by mortgage loans. Including the value of the securitized loans as at September 30, 2004, growth in Personal Banking was $14.9 billion.

•                  Corporate ($2.5 billion or 23%) mainly in Business Banking ($1.8 billion) from increased activity with existing customers and new customer acquisition through a very competitive customer service proposition and footprint growth.

•                  Institutional ($2.1 billion) largely in Institutional Banking.

•                  Esanda ($0.9 billion) with strong growth in equipment financing.

Excluding NBNZ, New Zealand increased by $2.7 billion largely in Mortgages ($0.8 billion), ANZ New Zealand Banking ($0.5 billion) and the impact of a stronger New Zealand dollar ($1.4 billion).

Overseas Markets declined by $0.4 billion largely due to reduction in exposures of the US and UK markets ($(0.3) billion) and exchange rate movements ($(0.2) billion).

Customer liability for acceptances reduced $0.7 billion to $12.5 billion at September 30, 2004 with growth in Corporate ($0.5 billion) being offset by a $1.1 billion increase in bills held in the trading portfolio, which are reported as trading securities.

2003

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

•                  Credit Cards ($0.4 billion) reflecting growth in Consumer Finance.

•                  Other ($(0.2) billion).

New Zealand - Growth of $1.8 billion was achieved.  Excluding the impact of exchange rates, growth of $1.5 billion was achieved.

•                  Increased non-housing terms loans ($0.9 billion) due to growth in Institutional Financial Services ($0.3 billion) and New Zealand Banking ($0.4 billion)

•                  Growth in Mortgage portfolio ($0.6 billion)

Overseas Markets - Net loans and advances reduced $3.2 billion.  Excluding the impact of exchange rates, Overseas Markets reduced by $0.9 billion reflecting the deliberate reduction in exposures in the US and UK markets.

Customer Financings

Customer financing through redeemable preference shares is undertaken as part of an in-house debt/equity hybrid capability making investments in small medium enterprise (SME’s) customers.  Redeemable preference shares take the form of convertible redeemable preference notes, with an equity conversion right in the event of an IPO, trade sale or other specified trigger event.

Although legally described as preference shares, advances to customers using this product meet the definition of financial assets under both Australian and US GAAP, and therefore would be recorded as part of net loans and advances or investments as appropriate.  Income received on these products, consistent with their recognition as assets, would be recorded as part of interest income. Our policies for management of lending in the form of redeemable preference shares are consistent with our policies for general lending of similar amounts to similar clients.

Other Assets

2004

All other assets increased by $2.6 billion as at September 2004 principally due to a $3.1 billion increase in goodwill arising from the acquisition of the National Bank of New Zealand partially offset by a reduction in the gross revaluation gains on derivative instruments assisted by increased use of collateral arrangements.

The recognition tests for deferred tax assets applied under A GAAP are more stringent than those applied in the recoverability assessment under US GAAP and therefore tax assets recognized under A GAAP also qualify for recognition under US GAAP.  There are no additional deferred tax assets to be recognized under US GAAP. The only potential source of additional deferred tax assets that are currently not booked relate to tax losses. As disclosed in note 19 to the Financial Report, the only potential future benefit arising from unbooked tax losses is an amount of $67m relating to capital losses. Since capital losses can only be recovered against capital gains, and not against revenue generally, and the prospect of generating the necessary future capital gain is not probable, the potential future benefit cannot be booked.

We have a holding of freehold and leasehold land and buildings (largely within Australia) for our business purposes.   These premises, which include branches, administration centers and residential accommodation for employees and had a carrying value at September 30, 2004 of $448 million (market value of $464 million as at June 30, 2002). 2003 carrying value: $426 million.

The Group last valued this class of assets, based on independent valuations, as at June 30, 2002. Whilst an independent valuation is conducted only every 3 years, an annual impairment review, which may involve independent valuation if required, is conducted in order to satisfy Australian Accounting Standards.

There were no material movements in property values in the period to September 30, 2004. At September 30, 2004, a recoverable amount review of this class of assets was conducted. Properties were reviewed for existence of impairment indicators that might provide evidence that the property’s recoverable amount exceeded carrying value. One property was identified and a loss of $2 million was booked.

The Group has assessed the implication of SFAS No. 147 “Acquisition of Certain Financial Institutions” in relation to two acquisitions, NBNZ and Bank of Hawaii.  The Group adopted SFAS No. 147 on October 1, 2002 but did not make any material purchases that fall within its scope in the year ended September 30, 2003.  In fiscal year 2004, the acquisition of NBNZ has been treated in accordance with the new Standard and the required disclosures have been set out in Note 55 (xxiv) to the Financial Report.  An asset is required to be booked at fair value on acquisition for long term customer relationship intangible assets which meet the criteria identified in SFAS 141.  The recent acquisition of NBNZ by ANZ has resulted in consideration being given to booking an asset in respect of these relationships.  Appendix A to SFAS 141 provides guidance on how to apply the recognition criteria to such assets. NBNZ is based in New Zealand and its customers are predominantly domiciled in New Zealand.   Legislation and common law applying to banks in New Zealand prohibit an entity from selling, leasing, or otherwise exchanging information about some or all of its customers.

Long term customer relationship intangible assets such as customer lists and data do not arise from contractual relationships, and due to the Privacy Laws governing customer information in New Zealand, such assets are not separable, ie they cannot be sold, transferred, licenced, rented or exchanged, and thus have not been recognized.  In light of this, the Group is considering whether a core deposit intangible should be recognized separately from goodwill.

The Group believes that any intangible asset related to long term customer relationships in respect of its acquisition of certain business of the Bank of Hawaii are immaterial.  US Federal law requires financial companies to tell customers about their policies regarding the privacy of their personal information, and must give them the opportunity to opt out of some information sharing with companies which are not part of the same corporate group (‘unaffiliated’). They may also be given the right to opt out of certain information sharing with affiliated companies.  The value and ability of customer information to be sold, transferred, licenced, rented or exchanged was not considered in assessing the value of the transaction to the Group and at the time of acquisition was considered negligible. Hence the Group has not recognized an asset for such relationships in the financial statements.

2003

Other Assets reduced by $1.6 billion since September 30, 2002 due to a decrease in the revaluation of off balance sheet derivative instruments.  This was partly offset by increases in accrued interest on higher asset volumes.

Due to Other Financial Institutions

2004

Due to other financial institutions increased $0.9 billion (14%) to $7.3 billion at September 2004.  An increase of $1.2 billion resulting from the acquisition of NBNZ and increased interbank funding in Asia, largely due to changes to thin capitalisation rules in Korea, were offset by reduced call funding in ANZ New Zealand.

The exchange rate impact was negligible.

2003

Amounts due to other financial institutions were $4.4 billion lower than September 2002.  Excluding the impact of exchange rates the decrease was $2.9 billion resulting from lower demand for short term funds following an increase in term funding.

Deposits and Other Borrowings

2004

Deposits and other borrowings increased $44.1 billion (35%) to $168.6 billion, at September 2004 including $28 billion resulting from the acquisition of the NBNZ. Exchange rate movements contributed $0.5 billion to the increase with an increase of $1.2 billion due the strengthening of the NZD partly offset by appreciation of the AUD against other currencies.

Excluding NBNZ and exchange rate movements, deposits and other borrowings increased by $15.2 billion (12%) due to:

•                  Treasury funding increasing $5.4 billion with higher certificates of deposit ($6.7 billion) offset by lower commercial paper issuance ($1.3 billion) to meet the Group’s increased short term funding requirements.

Institutional volumes increasing $2.0 billion with an increase in trade related deposits and higher cash management account volumes with the acquisition of a number of new large customer accounts during 2004.

•                  Personal increasing $4.0 billion. Term deposit volumes increased $1.4 billion with increased marketing and competitive pricing. Other interest bearing deposit volumes increased $1.7 billion reflecting strong growth in the V2 Plus, Access, Mortgage offset, E*Trade and business transaction products account products.

•                  Corporate increasing $1.4 billion with increased interest rates and competitive pricing on term deposits.

•                  Esanda and UDC volumes increasing $1.4 billion with increased commercial paper ($0.9 billion) and debentures ($0.5 billion) to fund asset growth and reduce the reliance on internal funding.

2003

Deposits and borrowings increased $11.2 billion.  Excluding the impact of exchange rates, the increase was $14 billion, reflecting:

•                  A $5.5 billion increase in Treasury (principally commercial paper) driven by balance sheet growth.

•                  Higher deposit volumes in Personal Banking ($2.8 billion), Corporate ($1.7 billion) and Institutional Financial Services ($1.2 billion).

Creditors and Other Liabilities

2004

Creditors and other liabilities increased $0.6 billion (4%) to $14.2 billion as at September 2004. Excluding $1.9 billion in NBNZ and a 1% increase from exchange rate movement, payables and other liabilities decreased by $1.4 billion (10%) with a reduction in the revaluation of derivative instruments ($3.0 billion) partly offset by growth in securities lending cash collateral ($1.5 billion). The increase in all other liabilities of $0.9 billion is due to an increase in tax liabilities.  The Group has many products, transactions and operating expenditures where the timing of assessability or deductibility for taxation purposes, dictated by statutory directives, differs from the timing of recognition under GAAP. This difference in timing is accounted for and generates deferred tax balances. The balances relating to lease finance and treasury instruments reflect the ever-changing profile of the underlying product books driven by the ebbs and flows of customer demand and external factors such as exchange rates. The changes in the remainder of the deferred tax liability are caused by changes in provisions for taxation matters and by a variety of timing differences relating to operating expenditure including capitalized expenditure and capital allowances.

2003

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

During 2003 a dispute with the Australian Tax Office was settled resulting in a tax payment of $262 million.  As this amount had been provided for in previous periods and was a component of the Group’s tax provision, the settlement did not materially impact the results of the Group.  However, the payment did result in an increase in cash tax payments as disclosed in the statement of cash flows and a reduction in the overall level of Group income tax liabilities.

Additionally, the composition of the overall provision for tax balance between current tax and deferred tax changed significantly during the year as a result of movements in unrealized gains and losses on currency swaps that occurred as the AUD appreciated against the USD. The changes in the remainder of the deferred tax liability related to lease finance and sundry other items.

Bonds, Notes and Loan Capital

2004

Bonds and notes increased $11 billion (67%) to $27.6 billion, at September 2004.  Excluding the $2.1 billion in NBNZ, bonds and notes increased by $9.1 billion (55%) in response to increased funding requirements.

Loan capital increased $2.8 billion (51%) to $8.5 billion, at September 2004 including $0.3 billion in NBNZ.  The main drivers for the increase were:

•                  The USD1.1 billion stapled securities issued in November 2003 to support the capital and funding base of the Group following the decision to acquire NBNZ.  The issue was made in two tranches:

-                    USD750 million tranche with a coupon of 5.36%

-                    USD350 million tranche with a coupon of 4.484%

If the Trust Securities are not redeemed or bought back prior to December 15, 2053 they will convert into preference shares, which in turn will mandatorily convert into a number of ordinary shares, based on the formula in the offering memorandum. The US Stapled Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the securities are reported as debt under Australian International and US Accounting Standards, with the coupon payments classified as interest expense.

•                  New issues of $1.2 billion to meet funding and capital adequacy requirements.

2003

Bonds and notes and loan capital increased by $4.1 billion in 2003, to meet additional funding requirements.

Capital, qualifying capital, on balance sheet assets and off balance sheet exposures

Years ended September 30	2004	2003	2002
	$M	$M	$M
Shareholders’ equity (including outside equity interests)	17,925	13,787	11,465
Loan capital (subordinated debt)	8,475	5,630	3,445
Total	26,400	19,417	14,910
Liabilities excluding loan capital	232,945	176,174	168,195
Total assets	259,345	195,591	183,105
Risk weighted assets	196,664	152,164	141,390
Tier 1 capital	13,566	11,740	11,201
Tier 2 capital	7,844	6,065	3,937

	%	%	%
Tier 1 capital ratio	6.9	7.7	7.9
Tier 2 capital ratio	4.0	4.0	2.8
Deductions (1)	(0.5)	(0.6)	(1.2)
Total capital adequacy ratio	10.4	11.1	9.5
Adjusted common equity (2)	5.1	5.7	5.7

(1) Total deductions of $1,019 million (2003: $920 million; 2002: $1,703 million).

(2) Tier 1 capital, less preference share capital (converted at September 30, 2004 rates), less deductions.

2004

The Group’s central capital management target is formulated around Adjusted Common Equity (ACE) with a benchmark of ACE/RWA in the range of 4.5% to 5.0% as at September 30, 2004.  This benchmark range was revised from the previous range of 5.25% to 5.75% to reflect progress made in rebalancing our portfolios and a change in the way APRA requires us to calculate Tier 1.

The Group’s capital ratios declined during the year principally due to the acquisition of NBNZ and the buy back of the TrUEPrS hybrid. Adjusted Common Equity (ACE) reduced from 5.7% to 5.1%, Tier 1 from 7.7% to 6.9% and Total Capital from 11.1% to 10.4%.

During the year the following significant events affected the ACE ratio:

•                  NBNZ acquisition resulted in a reduction of 58 basis points due to the net of:

-                    Rights Issue of ordinary equity in November 2003, which raised $3,562 million (net of issue costs).

-                    Goodwill deductions increasing by $3.1 billion.

-                    Risk weighted assets increasing by $28 billion.

•                  Capitalized Expenses - From July 1, 2004 APRA required the deduction of capitalized costs from Tier 1, and consequently from ACE.  Capitalized costs include loan origination fees, commissions paid to originators and brokers, securitization establishment costs, and costs associated with debt and capital raisings.  At September 30, 2004 the Group’s deduction was $0.5 billion.

At 5.1%, the ratio is above the Group’s target range and provides capacity to pursue capital management initiatives in the six months, including a share buyback of at least $350 million, whilst providing a buffer against potential adverse impacts on the Group’s capital base arising out of the implementation of International Accounting Standards on October 1, 2005.

The Group generated 68 basis points of capital from earnings (net of dividend payments) and share issues to employees and shareholders through established share issue plans (19 basis points).  This capital growth supported risk weighted asset growth of 11% excluding the initial risk weighted assets of NBNZ and increases in capital deployed in the Group’s funds management, securitization and Insurance businesses.

The Group raises hybrid capital to supplement the Group’s ACE capital base to ensure that the Group complies with APRA’s prudential capital requirements.

In addition to the items noted above, the Group’s Tier 1 capital ratio was affected by the following hybrid capital issues during the year:

•                  On November 27, 2003 ANZ raised USD1.1 billion via the issue of 1.1 million stapled securities comprising an interest paying note issued by a wholly owned subsidiary of ANZ and a preference share on which dividends will not be paid whilst it is stapled to a note.  The notes are due on December 15, 2053 at which date the issue will mandatorily convert to ordinary shares unless redeemed or bought back prior to that date.  The hybrid loan capital is classified as debt on ANZ’s balance sheet under Australian and US GAAP with distributions on the stapled securities classified as interest expense.

•                  On December 12, 2003, the Group bought back its TrUEPrS preference shares that were issued for USD775 million in 1998. Income, expenses and dividends relating to the TrUEPrS transaction including $77 million profit after tax from the close out of interest rate swaps have been recorded as significant items.

2003

The Group’s total capital adequacy ratio increased from 9.5% to 11.1% over the year to September 30, 2003 due largely to:

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

Tier 1 ratio at 7.7% was unchanged from March 2003 but down from 7.9% at September 30, 2002.  The stapled security issue was offset by a new APRA requirement to deduct purchased goodwill directly from Tier 1 capital.

The Group’s ACE ratio remained unchanged at 5.7%.

A summary of qualifying capital, on-balance sheet assets and off-balance sheet exposures can be seen at Note 32 to the Financial Report.

Capital Resources

ANZ pursues an active approach to capital management, which involves a continual review of the level and composition of the Group’s capital base, assessed against a range of objectives that include:

•                  Maintaining sufficient capital so that ANZ retains its “AA” category credit rating;

•                  Capital levels are maintained commensurate with the risk in the business;

•                  Capital is in accordance with APRA’s prudential requirements;

•                  Maximizing shareholder returns; and

•                  Capital base should be stable and prudently managed.

As part of this process, the Group has identified the ACE (Adjusted Common Equity) capital ratio target as its primary measure of capital. ACE is supplemented with Tier 1 hybrid, and Tier 2 subordinated debt issuances to meet the APRA prudential requirements. The ACE capital ratio is defined as ACE capital (Tier 1 capital less Tier 1 hybrid capital (at current rates) and Total Capital deductions) as a percentage of RWA (Risk Weighted Assets).

The Group generates ACE capital internally through the retention of current year earnings, net of dividend payments on ordinary equity, and Tier 1 hybrid and the issuance of ordinary shares to existing employees and shareholders through established share issuance plans. Based upon current profitability, dividend payout ratio and participation rates in the respective share issuance plans, the Group generates upwards of $1.2 billion of ACE a year which funds organic growth of the Group’s balance sheet, minor strategic acquisitions and new prudential requirements. ACE required to fund major strategic transactions would be via issuances of ordinary shares, either through a private placement or a public issue depending upon the size of the funding required. The Group has a presence, and access to global markets, through existing Australian, New Zealand, US and European programs which enables it to issue Tier 1 capital, Tier 2 capital and senior debt into these markets.

As a result of the acquisition of the NBNZ on December 1, 2003, the Group undertook the following capital initiatives:

•                  Issued $3,562 million (net of $37 million of issuance costs) in ordinary shares through a two for eleven rights issue at $13 per ordinary share;

•                  On November 27, 2003, ANZ raised USD1.1 billion via the issue of 1.1 million stapled securities which are classified as liabilities on the balance sheet, but qualify as Tier 1 capital; and

•                  Reduced its target ACE capital ratio range to 4.50% to 5.00%, down from 4.75% to 5.25%.  The reduction in the capital ratio target range was a result of the Group’s focus on removing risk from the Group’s operations over prior periods, which was further enhanced by the NBNZ acquisition.

•                  On the December 12, 2003, the Group bought back its USD775.2 million TrUEPrS Tier 1 hybrid issue.  The buy back was pre-funded by the issue of $1.0 billion of ANZ StEPS Tier 1 hybrid issue on September 23, 2003.

From July 1, 2004, APRA required the deduction of capitalized costs from Tier 1, and consequently from ACE.  Capitalized costs include loan origination fees, commission paid to originators and brokers, securitization establishment costs and costs associated with debt and capital raisings.  As the new deduction did not represent a change in the substance of ANZ’s financial positions, the ACE target range was reduced by a commensurate amount to 4.50% to 5.00% following discussions with credit rating agencies.

Commitments

The Group leases land and buildings under operating leases expiring from one to five years.  Leases generally provide the Group with a right of renewal at which time all terms are renegotiated.  Lease payments comprise a base amount plus an incremental contingent rental.  Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.  Contingent rentals are not included in lease rental commitments, are not provided for due to their immateriality, therefore are expensed as incurred.

The table below shows total commitments for the three year period ended September 30, 2004.

Years ended September 30	2004	2003	2002
	$M	$M	$M
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	60	55	75
Later than 1 year but not later than 5 years	—	1	—
Total capital expenditure commitments	60	56	75
Lease rentals
Future rentals in respect of leases

Land and buildings
Not later than 1 year	201	164	163
Later than 1 year but not later than 5 years	495	391	426
Later than 5 years	442	441	450
Total land and building lease rental commitments	1,138	996	1,039
Furniture and equipment
Not later than 1 year	13	17	16
Later than 1 year but not later than 5 years	19	23	7
Total furniture and equipment lease rental commitments	32	40	23
Total lease rental commitments	1,170	1,036	1,062
Total commitments	1,230	1,092	1,137

Credit related commitments

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	2004	2003	2002
	$M	$M	$M
Undrawn facilities	78,851	65,381	60,373
Underwriting facilities	63	15	36
	78,914	65,396	60,409

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

Table of Contingent Liabilities

	2004	2003	2002
	$M	$M	$M
Guarantees	5,065	4,954	3,580
Credit derivatives – sold	2,636	2,409	3,088
Standby letters of credit	1,057	1,406	1,952
Bill endorsements	168	148	298
Documentary letter of credit	2,262	1,755	1,620
Performance related contingents	9,625	9,027	11,161
Other	1,336	854	935
Total contingent liabilities	22,149	20,553	22,634

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$M	$M	$M	$M	$M
Long Term Debt	41,135	5,492	16,534	14,728	4,381
Capital Lease Obligations	—	—	—	—	—
Operating Leases	1,170	214	216	298	442
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-term Obligations	—	—	—	—	—
Total Contractual Cash Obligations	42,305	5,706	16,750	15,026	4,823

(1)           Excludes capital expenditure set out on page 74.

Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•                  in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•                  in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

Nominee Activities

The Group will indemnify each customer of ANZ controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by APRA, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Tax Audit

The Group in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures. The Group has received various assessments that are being disputed and may receive further assessments.

At the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000.

During the year, the Company and the ATO settled the dispute over the taxation treatment of lease assignments undertaken in 1991 and 1992. The settlement was within existing provisions. The Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions. On September 30, 2004, the Group in New Zealand received Notices of Proposed Adjustment (the ‘Notice’) in respect of one of these structured finance transactions undertaken in the 2000 financial year. The Notice is formal advice that the New Zealand Inland Revenue Department (IRD) is proposing to amend tax assessments. The Notice is not a tax assessment and does not establish a tax liability, but it is the first step in a formal dispute process. Should the same position be adopted by the IRD on the remaining transactions of that kind, the maximum potential tax liability would be approximately NZD348 million (including interest tax effected) for the period to September 30, 2004. Of that maximum potential liability, approximately NZD116 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the NBNZ and which relate to transactions undertaken by National Bank of New Zealand before December 2003.

Based on external advice, the Group has assessed the likely progress of these and other issues, and believes that it holds appropriate provisions.

Sale of Grindlays businesses

On July 31, 2000, ANZ completed the sale to Standard Chartered Bank (“SCB”) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. The issues below have not impacted our reported results.  All settlements and costs have been covered within the provisions established at the time.  Of these warranties, ANZ remains liable in relation to the Foreign Exchange Regulation Act and differential cheque matters described below.

National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (“NHB”) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion. NHB subsequently won an appeal to the special court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India. While that appeal was pending, the parties settled the matter, with Grindlays receiving Indian Rupees 6.20 billion of disputed monies that Grindlays had lodged with the Court, and NHB receiving the balance.  ANZ in turn received a payment of USD124 million from Standard Chartered Bank under the terms of the Indian Indemnity, and is separately pursuing a $130 million claim against its insurers in respect of the loss Grindlays suffered in the dispute. ANZ’s claim against its insurers is being litigated in the Victorian Supreme Court, with a trial unlikely to be held until early 2006. No amounts receivable under this action have been recognized in these accounts.

FERA

In 1991, amounts of INR 689m ($21 million) were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India, mainly to the convertible vostro account at Girobank, maintained at Bombay.  These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973.  Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices. In November 1998 the Bombay High Court dismissed the writ petitions. In March 1999 the Supreme Court granted leave to appeal and ordered that, pending the disposal of the appeals, the prosecutions and adjudications against the officers shall not be proceeded with further. Final hearing of the appeals before the Supreme Court of India is expected in late 2004/early 2005.

Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions Grindlays had entered into with counter party banks.  These orders, requiring Grindlays to show cause why the payments made by the stockbroker should not be set aside on the grounds that they were not made in the ordinary course of business and were not genuine, had directed repayment of Indian Rupees 24 million ($0.9 million), plus interest accruing at 24% since 1991. The Custodian has yet to file an appeal against this judgment.  Grindlays is awaiting the outcome of proceedings in relation to a further twelve proceedings received by it in 1991 in similar circumstances totalling Indian Rupees 277 million ($10.4 million).  Including interest at 24%, this is approximately $29.9 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at July 31, 2000. A claim has been made under this indemnity also, with no material impact on the Group expected.

vi) Pursuant to class order 98/1418 (as amended) dated August 13, 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of individual financial statements. The results of these companies are included in the consolidated Group results. The entities to which relief was granted are:

•                  ANZ Properties (Australia) Pty Ltd(1)

•                  Alliance Holdings Pty Ltd(1)

•                  ANZ Capital Hedging Pty Ltd(1)

•                  ANZ Funds Pty Ltd(1)

•                  ANZ Infrastructure Investments Ltd(3)

•                  ANZ Nominees Ltd(1)

•                  ANZ Securities (Holdings) Ltd(3)

•                  Binnstone Traders Pty Ltd(4)

•                  Deori Pty Ltd(4)

•                  E S & A Holdings Pty Ltd(1)

•                  Jikk Pty Ltd(1)

•                  LFD Ltd(4)

•                  NMRSB Pty Ltd(4)

•                  ANZ Orchard Investments Pty Ltd(2)

•                  Votraint No. 1103 Pty Ltd(2)

(1)          Relief granted on August 21, 2001

(2)          Relief granted on August 13, 2002

(3)          Relief granted on September 9, 2003

(4)          Revocation Deed on June 24, 2004

General

There are outstanding court proceedings, claims and possible claims against the Group the aggregate amount of which cannot be readily quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

The gross amounts of accruals made for material litigation contingencies is $258 million.

Liquidity Resources

The core objective of the Group’s liquidity management frame work and processes is to ensure that ANZ has sufficient liquidity to meet its obligations as they fall due under all but systemic crisis conditions including during an ANZ specific name crisis. The key principles of ANZ’s liquidity management framework are:

•                  A diverse retail and wholesale funding base, avoiding undue concentrations of funding maturity, source and currency. The Group targets

•                  a minimum level of customer (non-wholesale) funding to External Assets less Regulatory Capital of 60%; and

•                  a minimum of 15% of all term assets be financed with term wholesale debt with a maturity greater than 12 months.

•                  Strong standing in financial markets to ensure timely access to wholesale funding by minimising the possibility of adverse market sentiment. The Group has established issuance programs: domestic debt, US and Euro commercial paper and US and Euro medium term note.

•                  Holding an appropriate level of readily liquefiable assets to buffer the Group against short-term adverse conditions, in addition to the level of liquid assets required to support normal daily operations.

•                  Accurate and timely identification of all material sources and uses of funds, together with a strong understanding of the business’s underlying cashflows.

•                  Monitoring and appropriate management of cashflow concentrations, particularly wholesale funding maturities and large-value net payments.

Growth in lending has required an increase in the level of wholesale debt outstandings from $66 billion as of September 2003 to $94 billion as of September 2004. The issuance of term wholesale debt greater than 12 months to maturity increased to $18.4 billion from  $12.9 billion in 2003. The proportion of liabilities sourced from customer deposits has decreased to 63% as at September 30, 2004 from 65% at September 30, 2003 as asset growth outstripped customer funded deposits. The total level of readily liquefiable assets held to minimise the impact of any liquidity disruption was $9.1 billion at September 2004.

The earnings of the Group are not its primary source of liquidity, which is customer deposits and wholesale primary markets. Accordingly, restrictions on the repatriation of earnings from offshore subsidiaries, back to the parent, would not materially affect the Group’s liquidity. A number of our subsidiaries are domiciled in foreign jurisdictions and are controlled by local regulators.  As such, repatriation of earnings from such entities is subject to local regulatory approval.  Approval can be expected to be granted during normal business conditions subject to compliance with local capital and liquidity regulations. We are not currently aware of any restrictions on our ability to repatriate earnings. Note 41 to the Financial Report sets out the geographical analysis of the Group’s earnings, noting that post the NBNZ acquisition, the Australian contribution is expected to decline to approximately 67% and New Zealand’s contribution is expected to increase to approximately 25%.

Details of the sources and unused sources of liquidity are included in Note 42 to the Financial Report.

Wholesale Funding

ANZ is funded from both the retail and wholesale markets. ANZ’s $40 billion of term wholesale funding as at September 30, 2004 increased from $26 billion as at September 30, 2003. In 2004, $17 billion of debt was issued via 150 transactions. The portfolio is diversified by both type and currency with a weighted average term to maturity of 3.5 years. In 2004/05 new term debt issuance is planned at $14 billion with an average term of 3.5 years - including NBNZ funding.

Maturity Profile of Funding

AUD	Senior	Subordinated	Total
	$M	$M	$M
1 year	5,405	87	5,492
2 years	9,373	713	10,086
3 years	5,472	976	6,448
4 years	5,969	1,597	7,566
5 years	6,311	851	7,162
> 5 years	47	4,334	4,381
	32,577	8,558	41,135

Liquidity Portfolio

ANZ holds a minimum $9.1 billion ($10.4 billion as at September 30, 2004) portfolio of high quality (A- rated and higher), diversified, highly liquid securities to support payment obligations and contingent funding in the event of a market disruption. The portfolio is managed on a global basis through the Group’s major funding centers ie: Melbourne, New York, London, Wellington and Singapore.

AUD	Total
$M
AUD	4,969
NZD	2,138
USD	2,287
EUR	256
GBP	764
SGD	37
10,451

For further details of financial instruments, refer to Note 38 to the Financial Report.

Supplementary Financial Information

Group Risk Profile

ANZ uses a two-dimensional risk grading system, which measures both the customer’s ability to repay (probability of default) and the loss in the event of default (a factor of the security taken to support the facilities).  The bank uses financial and statistical tools to assist in the risk rating of much of the Bank’s business and consumer borrowers. Customer’s risk ratings and loan facilities are reviewed periodically (typically at least annually) to ensure the risk ratings reflect the credit risk of the customer and the prevailing economic conditions. Similarly, the performance of the risk rating tools used in the credit rating process are reviewed periodically to ensure they remain statistically valid and reflect current loss experiences.

To measure the probability of default the Group applies a risk rating scale of 0 to 10 to its lending - with ratings 0 through 8 representing productive ratings, and 9 and 10 representing non-accrual loans.  Institutional, Corporate and Commercial customers risk grades 1 to 8 have + and - modifiers, making a total of 27 separate risk grades. In the Personal portfolio, some lending is portfolio graded.

To measure security coverage, a seven grade scale is applied, ranging from A through G. Security Indicator A represents more than 130% security coverage, while G is applied to unsecured customer borrowings.

The table below shows the mix of assets by rating in ANZ’s portfolio as at September 30. Outstandings (as opposed to limits) are documented, as they more closely relate to information disclosed on the balance sheet.  Over the year the quality of the portfolio has improved, with the percentage of lending assets graded 7 - 10 decreasing as a percentage of the total portfolio.  The percentage of accounts graded 0-3 has also decreased as a result of strong growth in Australian Mortgages of $12.1 billion (18% in a portfolio graded 4B) and the acquisition of NBNZ, which had only 11.9%  lending assets rated 1-3 as opposed to 12.8% in the pre NBNZ ANZ portfolio.  Overall, the portfolio remains well diversified. The general allowance for loan losses is considered sufficient to insulate against losses inherent in the portfolio.

Years ended September 30			2004	2003	2002
ANZ	S&P	Moody’s
CCR 0-3	AAA to BBB+	Aaa to Baa2	11.3%	12.8%	14.5%
CCR 4	BBB-	Baa3	57.2%	55.3%	54.0%
CCR 5	BB+ to BB	Ba1 to Ba2	15.8%	15.3%	14.3%
CCR 6	BB-	Ba3	13.5%	13.7%	13.9%
CCR 7-8	B+ to CCC	B1 to Caa	1.8%	2.3%	2.5%
CCR 9-10	D/Non Accrual	Non Accrual	0.4%	0.6%	0.8%

Loan Quality

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

2004

Gross non-accrual loans decreased to $829 million from $1,007 million at September 2003 (notwithstanding the inclusion of $81 million of NBNZ non accruals).  The overall reduction was primarily the result of realizations, upgrades and write-offs of a number of large outstanding balances in the Institutional portfolios.  New non-accruals of $1,075 million in the September 2004 year represents an increase of $87 million compared to the September 2003 year.  Notwithstanding this increase the default rate (new non-accruals/average gross lending assets) has decreased since September 2003 by 10 basis points, from 63 basis points to 53 basis points in the year to September 2004.  The principal sources of new non-accrual loans in 2004 were four “legacy” customers in the power and telecommunication sectors, and two resource customers.

The Group has a specific allowance for loan loss coverage ratio of 46%. Net non-accruals are $451 million (September 2003: $525 million) and represents 2.5% of shareholders’ equity at September 2004.

2003

Gross non-accrual loans decreased to $1,007 million from $1,203 million at September 2002 mainly due to a reduction in the International portfolio as a result of a stable level of non-accruals and write-offs.  New non-accruals of $988 million in the September 2003 year represent a reduction of $297 million compared to the September 2002 year where large single names boosted the level of non-accruals.

The Group has a specific allowance for loan loss coverage ratio of 48%.  Net non-accruals are $525 million (September 2002: $628 million) and represents 3.8% of shareholders’ equity at September 2003.

See Note 1, (vii) and (viii), of the Financial Report, for more details.

Non-Accrual Loans

Set out below are our non-accrual loans classified as loans carrying specific allowances and loans not carrying specific allowances. Non-accrual loans are credit risk assets where, generally, there is reasonable doubt about the ultimate collectability of any of the interest and/or principal under contractual terms.

September 30,	2004	2003	2002
	$M	$M	$M
Gross non-accrual loans	829	1,007	1,203
Subject to specific allowance for loan losses	714	913	1,072
Without specific allowance for loan losses	115	94	131

Gross Non Accrual Loans by Region September 30,	2004	2003	2002
	$M	$M	$M
Australia/New Zealand	537	544	561
US/UK Europe	233	376	541
Asia	20	50	62
Other international	39	37	39
Total	829	1,007	1,203

New Non Accrual Loans by Region September 30,	2004	2003	2002
	$M	$M	$M
Australia/New Zealand	826	636	674
US/UK Europe	216	320	587
Asia	25	11	10
Other international	8	21	14
Total	1,075	988	1,285

Years ended September 30	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Gross non-accrual loans subject to specific allowance
Australia	339	502	445	597	370
New Zealand	109	17	30	74	46
Overseas markets	266	394	597	269	630
Total	714	913	1,072	940	1,046
Specific allowance for loan losses	(378)	(482)	(575)	(490)	(692)
Net exposure	336	431	497	450	354
Gross non-accrual loans not subject to specific allowance
Australia	82	20	78	195	281
New Zealand	6	5	7	6	13
Overseas markets	27	69	46	119	51
	115	94	131	320	345
Net non-accrual loans (1)	451	525	628	770	699
Gross non-accrual loans
Australia	421	522	523	792	651
New Zealand	115	22	37	80	59
Overseas markets	293	463	643	388	681
Total	829	1,007	1,203	1,260	1,391
Specific allowances for loan losses	(378)	(482)	(575)	(490)	(692)
Net non-accrual loans (1)	451	525	628	770	699
Ratio of specific allowances for loan losses to gross non-accrual loans	45.6%	47.9%	47.8%	38.9%	49.7%

(1)               Excluding off-balance sheet commitments that have been classified as unproductive of $23 million (2003: $37 million, 2002: $44 million, 2001: $31 million and 2000: $56 million) net of an allowance of $6 million (2003: $2 million, 2002: $10 million, 2001: $10 million and 2000: $17 million).

Accruing Loans – Past Due 90 Days or More

Set out below are aggregate amounts of loans, which are past due by over 90 days.  A facility is past due when a contracted payment (principal or interest) has not been met when due or it is otherwise outside contracted arrangements (e.g. an overdraft is over limit).  This category comprises accrual loans in arrears 90 days and over which we believe are well secured, and accrual portfolio managed facilities past due from 90 to 180 days.

Years ended September 30	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Australia	188	175	176	277	335
New Zealand	77	18	25	63	51
Overseas markets	28	20	15	11	20
Total past due loans	293	213	216	351	406

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

Years ended September 30	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Australia	32	—	1	1	1
New Zealand	—	—	—	—	—
Overseas markets	—	—	—	—	—
Total restructured loans	32	—	1	1	1
Other potential problem loans	—	—	—	—	—

Other Potential Problem Loans

We do not use the category “potential problem loans” for loans that continue to accrue interest. If a loan is identified as a potential problem, it is classified as non-accrual and if necessary an allowance is raised.

Interest Forgone

The following table shows the estimated amount of interest income that would have been recorded during the years ended September 30, 2004, 2003 and 2002 had interest on the above non-accrual loans and restructured loans been accrued to income for those years (or, in the case of restructured loans, had interest been accrued at the original contract rate), and the amount of interest income received with respect to such loans.

Years ended September 30	2004	2003	2002
	$M	$M	$M
Gross interest receivable on non-accrual loans and restructured loans
Australia	29	36	50
New Zealand	8	2	3
Overseas markets	25	31	30
Total gross interest receivable on non-accruals and restructured loans	62	69	83
Interest income received
Australia	(6)	(10)	(10)
New Zealand	(1)	(1)	(3)
Overseas markets	(12)	(12)	(16)
Total interest received	(19)	(23)	(29)
Net interest forgone
Australia	23	26	40
New Zealand	7	1	—
Overseas markets	13	19	14
Total net interest forgone	43	46	54

Allowance for Loan Losses

The allowance for loan losses reflects management’s estimate of the losses inherent in the lending portfolio.

Per Australian GAAP non current assets must not be carried at amounts greater than their recoverable amount. When we recognize a write down in an individual asset or portfolio of assets, we are recognizing that future economic benefits which had previously been assessed as being available to the entity no longer exist. Thus, at the date of our assessment, the asset is impaired with the level of impairment across the portfolio represented by the allowance for loan losses.

ANZ’s methodology for determining the total allowance for loan losses establishes both a specific (allocated) and general (unallocated) component. The specific allowance represents the results of analysis of individual loans within ANZ’s portfolio.  ANZ regularly reviews all its loan portfolios and monitors adherence to terms, conditions and lending covenants.  The reviews undertaken employ a variety of statistical and intuitive measures to determine the continuing collectability of credit facilities. When doubt arises as to the collectability of a credit facility, the exposure is classified and reported as a Non Accrual.  When a credit facility is classified as Non Accrual, a “Specific Allowance”, calculated on the principal exposure less a conservative estimation of asset realization, is transferred from the General Allowance and allocated against the Non Accrual Loan.

The unallocated allowance (general allowance for loan losses) is established for losses inherent in the portfolio, but yet to be specifically identified. The unallocated allowance is regularly reviewed to ensure it is adequate, having regard to the loss rate and term of the portfolio. The allowance for loan loss charge represents the average one year loss expected for the particular loan portfolio.  Expected loss is determined from analysis of both individual loan and portfolio risk gradings and associated default and loss expectancy rates. The Bank’s risk rating framework separately identifies the probability of default from the loss given default.

Australian and US GAAP principles for the identification of impaired loans are similar. Differences arise in the measurement of the loan impairment. US GAAP requires the use of a discounted cash flow methodology for measuring impairment of individual loans where recovery is based on estimated cash flows; this is not required under Australian GAAP. As discussed above, ANZ splits the calculation of allowance for loan losses into two components. ANZ does not discount the associated cash flows when computing the specific component of the allowance for loan losses.

APRA guidance note AGN 220.2 - Security Valuation and Provisioning, suggests a licensed bank should maintain its allowance for loan losses net of tax above 0.5% of total risk weighted assets as a benchmark.

Years ended September 30	2004	2003	2002
	$M	$M	$M
Specific allowance for loan losses
Australia	209	267	211
New Zealand	69	9	20
Principal domestic markets	278	276	231
Overseas markets	106	208	354
Total specific allowance for loan losses	384	484	585
General allowance for loan losses	1,992	1,534	1,496
Total allowance for loan losses	2,376	2,018	2,081
General allowance for loan losses
Balance at start of period	1,534	1,496	1,386
Acquisition of provisions	216	—	—
Adjustment for exchange rate fluctuations	53	(49)	(22)
Charge to profit and loss	632	614	860
Transfer to specific allowance for loan losses	(525)	(588)	(788)
Recoveries	82	61	60
	1,992	1,534	1,496
Specific allowance for loan losses
Balance at start of period	484	585	500
Acquisition of provisions	57	—	—
Adjustment for exchange rate fluctuations	(2)	(49)	(6)
Bad debts written off	(680)	(640)	(697)
Transfer from general allowance for loan losses	525	588	788
	384	484	585

Total allowance for loan losses	2,376	2,018	2,081

Allowance movement analysis
New and increased allowance for loan losses
Australia	459	418	423
New Zealand	80	45	54
United Kingdom	32	78	214
United States	28	64	185
Other overseas markets	26	70	22
	625	675	898
Allowance for loan loss releases	(100)	(87)	(110)
	525	588	788
Recoveries of amounts previously written off	(82)	(61)	(60)
Net specific allowance for loan losses	443	527	728
Net credit to general allowance for loan losses	189	87	132
Charge to profit and loss	632	614	860

The following table shows our specific allowance for loan losses against loans by geographic region in addition to specific allowances against off balance sheet commitments and our general allowance for loan losses for each of the past five years ended September 30.

Years ended September 30	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Specific allowance for loan losses
Australia	209	266	208	300	258
New Zealand	69	9	20	32	26
Overseas markets	100	207	347	158	408
Allowances against loans	378	482	575	490	692
Allowances against off-balance sheet commitments	6	2	10	10	17
Total specific allowances	384	484	585	500	709
General allowance for loan losses	1,992	1,534	1,496	1,386	1,373
Total allowance for loan losses	2,376	2,018	2,081	1,886	2,082

Allowance for Loan Losses – Industry Analysis

See Notes 4 and 5 of the Financial Information section of the Financial Report for details.

Concentrations of Credit Risk / Loans and Advances by Industry Category

See Note 4 of the Financial Information section of the Financial Report for details.

Although our loan portfolio is spread across many countries, 67% of loans and advances are booked in Australia (September 2003: 79%) and 28% are booked in New Zealand (September 2003: 14%). The percentage of loans and advances booked in New Zealand increased after the acquisition of NBNZ in December 2003.  The inherent risk characteristics of our loan portfolio are therefore very much linked to general economic conditions in Australia and NZ where the portfolio is diversified across different regions, industries, customer types and products.

As at September 30, 2004, our largest credit exposure in Australia was in the category “Real estate - mortgage” (58%) which principally comprises owner occupied residential property loans with the remainder comprising loans made for residential investment (non-owner occupied) and commercial property purchases.  Over the year strong growth was recorded in our Mortgages Australia portfolio (18%, or 19% excluding the impact of securitization) with growth in the portfolio continuing to benefit from the strong Australian housing market coupled with our products and distribution networks.

As at September 30, 2004, 14% of our Australian loans and advances were in the category “Personal”, which covers non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances.

Our largest overseas credit exposure is to “Real estate - mortgage”, where most of the exposure and associated growth is in New Zealand. This category’s percentage share of our overseas loan portfolio was 52% in 2004.

Our prudent credit practices coupled with Australia’s and NZ’s strong economic conditions have seen our consumer delinquency and loss rates remain at very low levels.  Our risk policies remain firmly based on sound principles of loan-to-value ratios, conservative debt servicing capacity and the avoidance of speculative lending.  ANZ’s prudent approach to Inner City residential Mortgages Lending, which are potentially higher risk, has meant that our exposure to this market has remained low.

Issues identified in 2002 in the power and telecommunications sectors are now considered to be largely resolved.

Power Industry Exposure

Approximately 83% of ANZ’s exposure to the global power industry is investment grade. The US power sector remains under stress following market deregulation, and ANZ’s portfolio has been affected by a small number of single name exposures.

ANZ’s exposure to offshore power companies has reduced by 23% since 2002 through repayments, sell-downs and restructuring. The portfolio has also become increasingly Australian-centric (exposure 67% Australia; 33% Offshore).   During the September 2004 year, non accrual loans increased in the US portfolio due to lagged credit effects from previously identified high risk exposures, however, any future losses are expected to be lower and readily absorbed within existing allowance for loan loss levels.

The growth in the portfolio was primarily driven by the inclusion of $1.3 billion of NBNZ exposures, coupled with growth in the Corporate Australia/New Zealand market.

                ANZ’s Energy Portfolio Limits 2004 (1)

Year ended September 30	A$B	%
AAA to BBB	7,105	74
BBB-	855	9
BB+ to BB	262	3
BB-	902	9
B+ to CCC	296	3
Non Accrual	230	2

                ANZ’s Exposure by Geography 2004

%
Australia and New Zealand	67
Americas	11
Europe	11
Asia	7
Middle East	4

(1)                        Based on mapping ANZ’s internal rating system to external credit grades.

Telecommunication Industry Exposure

Industry issues now appear to be abating, although oversupply remains evident in some sectors (including the global bandwidth market).  ANZ has continued to reduce non-core higher risk offshore telecommunications exposures.  Approximately 68% of total limits are now in Australia and New Zealand and 90% of total limits are considered investment grade.

                ANZ’s Telecommunication Portfolio Limits 2004 (1)

Year ended September 30	$	%
AAA to BBB	2,647	80
BBB-	343	10
BB+ to BB	78	2
BB-	159	5
B+ to CCC	27	1
Non Accrual	62	2

                ANZ’s Exposure by Geography 2004

%
Australia and New Zealand	68
Americas	8
Europe	12
Asia	9
Middle East	3

(1)                        Based on mapping ANZ’s internal rating system to external credit grades.

2003

Lending quality was strong in our Corporate Businesses.  Moderate reduction in the proportion of loans rated AAA to BBB (based on mapping ANZ’s internal rating system to external credit grades) was largely due to normal fluctuating debt maturities amongst a small number of Institutional customers.  Slippage in our high risk exposures was largely the result of continued pressure on global power companies and the lagged effect of the global economic slowdown on our International portfolio.  Stress in the power industry will continue for some time.  Reducing high risk exposures remains a key focus.

The two industry sectors that emerged as problems during the 2002 year were power and telecommunications.  These continue to be closely monitored.

The US power industry continues to experience sectoral stress in the aftermath of market deregulation, which triggered excessive construction and acquisition of generating assets.  As expected, we have experienced some further deterioration in the US power portfolio over the last year, but to a lesser magnitude than in 2002.  Oversupply in many sectors of the US power market will take some years to stabilize.  In the meantime, we are continuing to manage down our higher risk power exposures.

As a result of active portfolio management of this sector, credit limits for offshore telecommunications operators fell by 46%.  This fall in offshore exposure and increased Australia and New Zealand investment grade business combined to reduce offshore limits from 57% to 42% of the global portfolio.

In the retail portfolios the arrears profile (60 days) approached historical lows reflecting strength of Australia’s retail sector.  The consumer sector is robust with continuing low levels of unemployment and a low interest rate environment.  Quarterly behavioural review scoring in the SME portfolio is also contributing to a lower arrears profile.

In the retail portfolios the arrears profile (60 days) remained at low levels, reflecting the strength of the underlying credit quality and of Australia’s strong economy in general.   The consumer sector remained robust with continuing low levels of unemployment and a low interest rate environment.

Average Deposits

Details of our average deposits and balances due from other banks for each of the past three fiscal years is provided in the Average Balance Sheet analysis in Note 33 to the Financial Report.

Certificates of Deposit and Other Time Deposit Maturities

See Note 2 of the Financial Information section to the Financial Report for details.

Short Term Borrowings

See Note 6 of the Financial Information section to the Financial Report for details.

Volume and Rate Analysis

See Note 3 of the Financial Information section to the Financial Report for details.

Accounting Developments

Australian GAAP

International Financial Reporting Standards

For reporting periods beginning on or after January 1, 2005, the Group will be required to prepare financial statements using Australian Standards that have been revised to satisfy the requirements of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Group will report for the first time in compliance with Australian equivalents to IFRS when the results for the half-year ended March 31, 2006 and the year ended September 30, 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with Australian equivalents to IFRS as at October 1, 2004. Most accounting policy adjustments to retrospectively apply Australian equivalents to IFRS will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which comparatives are not required will only be made on October 1, 2005. Comparatives are not required for AASB 132: Financial Instruments: Disclosure and Presentation, AASB 139: Financial Instruments: Recognition and Measurement and AASB 4: Insurance Contracts.

A Steering Committee is monitoring the adoption of IFRS as per the Group’s implementation plan. This Committee has been following developments in IFRS and the likely impact that these standards will have on our products and our customers, and on our own financial reports and accounting policies. Dedicated workstreams are responsible for evaluating the impact of a specific group of accounting changes. Each workstream is progressing through multiple phases of work: technical evaluation, design, development and implementation. The Group has largely completed the technical evaluation phases of each workstream, and is moving into design, development and implementation. The program is achieving scheduled milestones.

The following areas have been identified as significant for the Group:

Credit Loss Provisioning

IFRS adopts an approach known as ‘incurred losses’ for credit loss provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The current allowance for loan loss charge to profit will be replaced, on adoption of IFRS, by a charge for specific allowance for loan losses on impaired exposures, plus a charge for movements in the provision that is held for exposures that are being collectively assessed for impairment.

It is anticipated that the proposed changes will result in a reduction in the level of allowance for loan losses which the bank holds against its credit exposures.

Debt v Equity classification

The Group has issued a number of hybrid tier one instruments. The ANZ StEPS issue, which is currently treated as equity, will be reclassified as debt. Distributions on ANZ StEPS will be treated as interest rather than dividends.

Fee Revenue

Revised rules governing the accounting for fee income will result in more fees being deferred on initial payment, and recognized either as an adjustment to yield or over the period of service. Fees required to be treated as an adjustment to yield will be recognized in interest income rather than fee income. On initial application, certain fees that have previously been recognized in the statement of financial performance will be recognized in the statement of financial position, with a corresponding reduction to retained earnings. The annual impact on net profit from this change is not expected to be material.

Goodwill

The current Group policy of amortising goodwill over the expected period of benefit will cease. Instead, goodwill will be subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired. This change in policy may result in increased volatility of future earnings where impairment losses may occur.

Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. IFRS recognize fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met.

Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statement of financial performance. The Group expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

The hedging rules will impact the way the Group accounts for hedges of its funding and for hedges of its statement of financial position. Customer trading, where all derivatives are currently marked to market, will not be impacted.

Post Employment

The Group does not currently recognize an asset or liability for the net position of defined benefit superannuation schemes including those which operate in Australia, New Zealand and the United Kingdom. On adoption of AASB 119: Employee Benefits (revised), the Group will recognize the net position of each scheme on the statement of financial position, with a corresponding entry to equity.  The initial adjustment will be made, retrospectively, against opening retained earnings as at October 1, 2004, and will be based on actuarially determined valuations of each scheme made at that date in accordance with AASB 119. After the transitional adjustment, further movements in the net position of each scheme will be recognized in equity.

Securitization

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitization. Existing securitizations, both of our own assets and of our customers’ assets, require an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles, which were previously not consolidated, being consolidated by the Group. Securitizations commenced on or after January 1, 2004 have been assessed in accordance with IFRS and current Australian GAAP.

Share-Based Payments

The Group currently recognizes immediately an expense equal to the full fair value of all deferred shares issued as part of the short and long term incentive arrangements. The deferred shares vest over one to three years, and may be forfeited under certain conditions. The Group does not currently recognize an expense for options issued to staff, shares issued under the $1,000 employee share plan, nor for the 5% discount applicable to the ANZ Share Save Scheme. On adoption of AASB 2: Share-based Payment, the Group will recognize an expense for all share-based remuneration, including deferred shares and options, and will amortise those expenses over the relevant vesting periods. The Group will also recognize an expense for shares issued under the $1,000 employee share plan, and for the 5% discount on shares granted under the ANZ Share Save Scheme. On transition, this change in accounting policy will result in a reduction in retained earnings at October 1, 2004.

Taxation

Under AASB 112: Income Taxes, a “balance sheet” approach will be adopted, replacing the “statement of financial performance” approach currently used. This method recognizes deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base. It is expected that the standard may require the Group to carry a slightly higher level of deferred tax assets and liabilities.

United States GAAP

There are no current United States GAAP developments which are likely to materially impact ANZ in the 2005 fiscal year.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment is reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

There have been no material changes to the Group’s critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)  Allowance for Loan Loss Charge

Description and Significance

Each month the Group recognizes an expense for credit losses in the form of allowance for loan loss charge reflecting historical loss experience for each part of the loan portfolio.  The allowance for loan loss charge is booked to the General allowance for loss which is maintained to cover the losses inherent in the Group’s existing loan portfolio.  The method used by the Group for determining the expense is referred to as an allowance for loan loss charge. The Group uses allowance for loan loss models to calculate the expected loss by considering:

•                  the size, composition and risk profile of the current loan portfolio; and

•                  the history of credit losses for each type and risk of lending.

Ongoing reviews

The Group regularly reviews the assumptions used in the allowance for loan loss models. These reviews are conducted in recognition of the subjective nature of the allowance for loan loss methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the allowance for loan loss methodology, the existing General allowance for loan loss may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.

As a result of the reassessments, allowance for loan loss levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the allowance for loan loss model outputs, the Group also regularly evaluates the overall level of the General allowance for loan loss. The Group is required, by APRA prudential standards, to have policies which cover the level of General allowance for loan loss required to absorb estimated losses inherent in the credit portfolio.  In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General allowance for loan loss. The Group considers it appropriate to maintain its General allowance for loan loss in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for the allowance for loan loss charge was 0.31% of average net lending assets or $632 million (Sep 2003: 0.39% or $614 million; Sep 2002: 0.43% or $610 million excluding the special general allowance for loan losses of $250 million).

As at September 2004, the balance of the General allowance for loan loss of $1,992 million (Sep 2003: $1,534 million) represents 1.01% (Sep 2003: 1.01%) of risk weighted assets.

b)  Specific Allowance for Loan Loss Charge

Description and Significance

The specific allowance for loan loss is maintained to cover identified Non Accrual Loans.  When a specific debt loss is identified as being probable, its value is transferred from the General allowance for loan loss to the specific allowance for loan loss.  Specific allowance for loan losses is applied when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific allowance for loan loss charge equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from proceeds received from accounts which were written off in prior years are transferred back to the General allowance for loan loss.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General allowance for loan loss rather than directly impacting profit. However, to the extent that the General allowance for loan loss is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of net transfer from the General allowance for loan loss to the Specific allowance for loan loss, net of recoveries, during the year was $443 million (Sep 2003: $527 million; Sep 2002: $728 million).

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

Quantification of Sensitivity

Deferred acquisition costs – At September 30, 2004, the Group’s assets included $465 million (Sep 2003: $360 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $218 million (Sep 2003: $178 million) was recognized as an adjustment to the yield earned on interest earning assets.

Software assets – At September 30, 2004, the Group’s fixed assets included $430 million (Sep 2003: $465 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $129 million (Sep 2003: $83 million) was recognized.  Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense is expected to stabilize going forward.  Consistent with US accounting rules on software capitalization, only costs incurred during configuration, coding and installation stages are capitalized. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At September 30, 2004, the Group’s liabilities included $149 million (Sep 2003: $280 million) in relation to income received in advance. This income is largely comprised of two components: (1) fees received for services not yet completed; and (2) profit made on interest rate swaps from a shortening investment term of capital. Under Australian Accounting Standards, this profit is deferred and recognized when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets and liabilities at September 30, were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Personal	145	109	296	322	31	17
Institutional	10	9	43	50	3	7
New Zealand Business	36	15	30	—	13	—
Corporate Australia	2	—	10	14	12	7
Esanda and UDC	250	227	8	21	—	—
Asia Pacific	—	—	1	2	—	—
Group Center	22	—	42	56	90	249
Total	465	360	430	465	149	280

Deferred acquisition costs analysis

	2004			2003
	Brokerage amortised	Brokerage paid (1)	Balance (2)	Brokerage amortised	Brokerage paid (1)	Balance (2)
	$m	$m	$m	$m	$m	$m
Personal	64	89	145	41	70	109
Esanda and UDC	147	177	250	133	175	227
New Zealand Business	7	11	36	4	8	15
Institutional	n/a	n/a	10	n/a	n/a	9
Other (3)	n/a	n/a	24	n/a	n/a	—
Total	218	277	465	178	253	360

(1)                        Brokerage paid includes brokerage trailer commissions that are not capitalized relating to the acquisition of mortgages assets.

(2)                        Includes capitalized debt raising expenses.

(3)                        Includes Group Center and Corporate Australia.

d)  Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in ING Australia). The derivative instruments used to hedge the Group’s exposures include:

•                  swaps;

•                  forward rate agreements;

•                  futures;

•                  options; and

•                  combinations of the above instruments.

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

Income and loss relating to trading derivatives is reported in the statement of financial performance as trading income. The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.  Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

Accounting treatment – Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position.

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•                  revenues from and capital invested into foreign operations;

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

e)  Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies or vehicles (SPVs), to enable it to undertake specific types of transactions.

Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients. The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia.  The Group has established certain special purpose companies or vehicles controlled by the Group, which are consolidated into the Group’s financial statements in order to facilitate transactions undertaken for Group purposes.  These special purpose companies or vehicles have been established as part of the Group’s funding activities, for example, the StEPS structure, and as part of lending activities undertaken in the normal course of business, where assets of the vehicles are recorded as part of the Group’s Net Loans and Advances.

The table below summarizes the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special			SPV Assets
Purpose Vehicle (SPV)	Reason for establishment	Key Risks	2004	2003	2002
			$m	$m	$m
Securitization vehicles	Assets are transferred to an SPV which funds the purchase by issuing securities.	ANZ may manage securitization vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities.	13,013	9,954	6,992

	Enables ANZ or customers to increase diversity of funding sources.

	The amount disclosed here is the total assets of SPVs managed or arranged by ANZ. It includes SPVs that purchase assets from sellers other than ANZ.

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,993	2,124	1,968

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture and ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	32,174	28,655	26,642

			2004	2003	2002
Securitization vehicle assets that were managed or arranged by ANZ that related to assets previously (1):
Sold by ANZ			2,316	1,311	1,874
Sellers other than ANZ			10,697	8,643	5,118
			13,013	9,954	6,992
Securitization vehicle assets that were managed or arranged by ANZ that related to assets (1):
Sold by ANZ during the year			1,383	—	—
Sold by ANZ in previous years			933	1,311	1,874

(1)                        Balances represent total assets as at year end.

For details of amounts of cash flows arising from assets securitized by ANZ, refer to Note 39 of the Financial Report.

The following interests are retained by ANZ in relation to the SPV’s

•                  Securitization vehicles: credit and market risks associated with the underlying assets within securitization vehicles are not retained or assumed by ANZ, except to the limited extent that ANZ provides arm’s length services, for example, credit enhancement or hedging facility.

•                  Structured finance entities: liquidity risk is retained

•                  Managed funds: As a manager of funds, ANZ is exposed to operational and reputational risk.

Details of facilities provided by ANZ to the securitization vehicles are provided in the table below.  These facilities are consolidated into the Group’s financial results.  ANZ earns fees at a commercial rate for providing these facilities.

Type of facility	2004	2003	2002
Liquidity facility	4,070	3,760	3,161
Settlement limits	1,527	90	90
Hedging facilities	996	451	994
Loans and securities (1)	654	436	262
Credit enhancement facilities	197	196	201

(1)                        Facilities provided by ANZ to the SPV which are not classified as credit enhancement facilities.

ANZ is also entitled to receive residual income in SPVs that relate to assets that ANZ has sold.

The transfer of financial assets to SPV’s has been, and will continue to be treated as a sale where the following conditions are met:

a)              the transferred assets have been isolated from ANZ and are beyond its reach in receivership. In other words, the assets are transferred to a bankruptcy remote SPV;

b)             the holder of the financial assets has the right to pledge or exchange the assets; and

c)              ANZ does not maintain effective control through redemption rights prior to maturity or the unilateral right to require the SPV to return specific assets.

When these conditions are met, the assets are removed from ANZ’s balance sheet, as they no longer meet the definition of assets under Australian GAAP.

In accordance with current Australian accounting standards and the interpretation thereof, ANZ did not control these vehicles and consolidation was not required for the following reasons:

•                  the activities of the SPVs are not being conducted on behalf of ANZ according to its specific business needs so that ANZ obtains benefits from the SPV’s operations;

•                  ANZ does not have decision making powers to obtain the majority of the benefits of the activities of the SPV or by setting up an “autopilot” mechanism, the entity has delegated these decision making powers;

•                  ANZ does not have rights to obtain the majority of the benefits of the SPV, nor is it exposed to risks incident to the activities of the SPV; or

•                  ANZ does not retain the majority of the residual or ownership risks related to the SPV or its assets in order to obtain benefits from its activities.

f)  Valuation of investment in ING Australia

Description and significance

The Group adopts the equity method of accounting for its 49% interest in ING Australia.  As of September 30, 2004 the Group’s carrying value is $1,697 million (Sep 2003: $1,648 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  This involved the Group obtaining an independent valuation for March 31, 2004 reporting purposes to determine current recoverable amount, with a review of whether there are any indicators that the carrying value may be greater than recoverable amount for September 30, 2004 reporting purposes.  Where there is the existence of impairment indicators, a further independent valuation is sourced to determine current recoverable amount.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Limited (EY ABC) to provide an independent valuation of ING Australia for March 31, 2004, assessment purposes.  The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements.  The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital.  EY ABC presented an independent valuation range of $3,507 million to $3,793 million, reflecting a range of sales and cost base assumptions.  Based on this review, ANZ believed that no change was required to the carrying value of the investment as at March 31, 2004.

A review for September 30, 2004 reporting purposes revealed there were no indicators of impairment and a further independent review was not required.  As at September 30, 2004, ANZ believed no change was required to the carrying value of ANZ’s investment in ING Australia.

g)  Valuation of goodwill in ANZ National Bank Ltd

Description and significance

Goodwill arising from the NBNZ acquisition is systematically amortized by way of a charge to the statement of financial performance over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The unamortized balance of goodwill is reviewed at each balance date and is written down to the extent that it is no longer supported by probable future benefits.

The Group engaged Morgan Stanley Dean Witter Australia Limited to provide an independent valuation prior to the amalgamation of NBNZ and ANZ Banking Group New Zealand Ltd (ANZ New Zealand) in June 2004.  The valuation ascribed separate values to NBNZ Life Insurance Limited, the structured finance business and the core banking operations of NBNZ.  The valuation excluded the value of synergies ANZ expects to extract from the integration of the banking operations of ANZ New Zealand and NBNZ.

The core banking operations were valued using a capitalization of earnings methodology.  Based on the results of this valuation, it is considered that there is no indication of impairment as at September 30, 2004.

Risk Management

Vision and Strategy

ANZ recognizes the importance of effective risk management to its business success. Management is committed to achieving strong risk control, resulting in “no surprises” and a distinctive risk management capability that enables ANZ business units to meet their performance, growth and breakout objectives.

ANZ approaches risk management on a holistic basis, managing the various elements of the system as a whole rather than viewing them as independent and unrelated parts. The risk function is independent of the business with clear delegations from the Board and operates within a comprehensive framework comprising:

•                  The Board, providing leadership, setting risk appetite/strategy and monitoring progress.

•                  A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent team of risk professionals.

•                  The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group.

•                  Business Unit level accountability, as the “first line of defence”, and for the management of risks in alignment with the Group’s strategy.

•                  Independent oversight at Group-level to ensure Business Unit compliance with policies, regulations and laws, and to provide regular risk evaluation and reporting.

ANZ recognizes that effective risk management is based upon having an appropriate risk culture embedded in the organization. In recent years, significant effort has been invested in actively promoting a prudent and responsible culture of risk management.

The various risks inherent in the operations of the Group may be broadly grouped together under the following major categories:

Credit Risk (48% of Economic Capital excluding goodwill)

Group Risk Management’s responsibilities for credit risk policy and management are principally executed through dedicated departments, which support the Group’s wholesale and consumer business units.

All major credit decisions (and automated decision processes) for the Group’s wholesale and consumer businesses require dual approval by both Group Risk Management and Business Unit-based personnel.

Market Risk (14% of Economic Capital excluding goodwill)

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices. It also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity (balance sheet or non-traded market risk).

The market risk framework is discussed in more details at Item 11: Quantitative and Qualitative Disclosures about Market Risk.

Operational Risk (20% of Economic Capital excluding goodwill)

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

Other (18% of Economic Capital excluding goodwill)

There are a number of other risks, which are not classified as Market, Credit or Operational Risk that ANZ holds economic capital for. These include, but are not limited to, items such as investment risk and fixed asset risk.

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

Credit Default Swap (CDS) positions in the year ended September 30, 2004

AUD millions	Bought	Sold	Net
Portfolio Management	332	(542)	(210)
Matched Trades	3,068	(3,068)	—

Outright Positions	1,561	(1,078)	483
Trading Book	4,629	(4,146)	483
Total CDS	4,961	(4,688)	273

Credit derivatives in the trading book are used to support customer activity with trades typically matched off into the market place within a period of 90 days. This trading is subject to the usual market risk controls such as VaR limits, term limitations, asset quality requirements, and daily revaluation of all positions independently overseen by Group Market Risk.

In addition to direct use of credit derivatives for Portfolio Management and Trading Book purposes, as reflected in the above table, ANZ holds investments in three structured transactions. Each of these investments are excluded from the table above and is in the amount of USD250 million, where ANZ has indirect exposure to a sold “First-to-Default” basket of credit derivatives in the amount of USD500 million, with a first-loss limit of USD250 million. The underlying exposures are to a highly diversified group of 67 names, with no individual aggregate exposure in excess of USD60 million. As with credit derivative activity associated with Portfolio Management and the Trading Book, these exposures are independently monitored by Group Market Risk, with key trigger points established to proactively manage the risk. To date, credit protection totalling USD93 million has been purchased as a hedge against 5 of the underlying names and is included in the table above.

Operational Risk Management Framework

ANZ’s operational risk framework continues to be strengthened in line with new and emerging risks, including ongoing development of the Group’s methodology for operational risk measurement and capital allocation. ANZ uses operational risk scorecards to increase risk awareness, measure operational risk and directly link capital to the operational risk of each Business Unit, thereby providing Business Unit Managers with strong and clear incentives to better manage operational risk. The scorecard process is undertaken half-yearly.

Operational risk scorecards are the mechanism adopted for ANZ operational risk measurement within this framework specifically to:

•                  Link capital directly to the operational risk of each ANZ Business Unit, and

•                  Provide Business Unit Managers strong and clear incentives to reduce operational risk.

The scorecard process is undertaken half-yearly.  The results of the scorecard process play an important role in assisting ANZ Business Units in the management of operational risk.

Business Continuity and Crisis Management

ANZ’s business continuity and crisis management capabilities continue to be reviewed, tested and, where necessary, strengthened in response to new and emerging threats.  The continuous monitoring of country security risks has been improved by implementing a country security risk rating framework, which assists ANZ’s response to changing risks in the international business environment and ongoing protection of the Group’s staff and operations.

Technology and Projects

A specialist technology risk function has been established to enhance the approach to technology risk management and to provide additional focus on large and high-risk technology projects.  Governance and reporting has also been strengthened with executive oversight and monitoring performed by the Project Initiative Review Committee.

SHAREHOLDER INFORMATION

Item 6:  Directors, Senior Management/Executives and Employees

Directors

Our business is managed by the directors, who may exercise all powers not required to be exercised at a general meeting of shareholders. On the date hereof the directors of ANZ are:

Director’s Name	Position held	Year appointed	Age
C B Goode, AC	Director/Chairman of Directors (1)	1991	66
J C Dahlsen	Director	1985	69
R S Deane	Director	1994	63
J K Ellis	Director	1995	67
M A Jackson, AC	Director	1994	51
J McFarlane, OBE	Chief Executive Officer	1997	57
B W Scott, AO	Director	1985	69
D M Gonski, AO	Director	2002	51
G J Clark	Director	2004	61
D E Meiklejohn	Director	2004	62
J P Morschel	Director	2004	61

(1) The Chairman is an ex officio member of all Board committees.

Directors’ profiles

Mr C B Goode, AC

B Com (Hons) (Melb), MBA (Columbia University, New York), Hon LLD (Melb), Hon LLD (Monash)

Chairman

Independent Non-Executive Director

Non-executive director since July 1991.  Mr Goode was appointed Chairman in August 1995 and is ex-Officio member of all Board Committees.

Experience and expertise: Mr Goode has 29 years of experience in the finance industry and has been a professional non-executive director since 1989.

Current Directorships: Chairman: Woodside Petroleum Ltd (Director from 1988), Australian United Investment Company Ltd (Director from 1990), Diversified United Investment Ltd (Director from 1991) and The Ian Potter Foundation (Director from 1997). Director: Singapore Airlines Limited (from 1999) and the Howard Florey Institute of Experimental Physiology and Medicine (from 1987).

Mr J C Dahlsen

LLB, MBA

Independent Non-Executive Director

Chairman of the Audit Committee

Non-executive director since May 1985.  Mr Dahlsen is a member of the Nominations & Corporate Governance Committee.

Experience and expertise: Mr Dahlsen has had an extensive legal career and experience in the media, not-for-profit, business education, banking, retail and small business sectors.

Current Directorships: Chairman: Southern Cross Broadcasting (Australia) Ltd (Director from 1985). Director: The Smith Family (from 1995), J C Dahlsen Pty Ltd Group (from 1973) and the Warehouse Group Ltd of New Zealand (from 2001).

Former Directorships: Chairman: Woolworths Ltd (1992 - 2001).  Partner: Corrs Chambers Westgarth (1963 - 1987 and 1989 - 1993).  Consultant: Corrs Chambers Westgarth (1987 - 1989 and 1993 - 2002).  Director: Melbourne Business School Ltd (1989 -2000) and MPI Mines Ltd (1992 - 2002).

Dr R S Deane

PhD, B Com (Hons), FCA, FCIS, FNZIM

Independent Non-Executive Director

Chairman of ANZ National Bank Limited

Non-executive director since September 1994. Dr Deane is a member of the Risk Management and Compensation Committees.

Experience and expertise: Dr Deane has skills and experience in a variety of sectors including the government, banking and finance, economics, telecommunications, and with charitable and cultural organisations.

Current Directorships: Chairman: Telecom Corporation of New Zealand Limited (Director from 1992, CEO 1992 to 1999), Fletcher Building Limited (from 2001), Te Papa Tongarewa (Museum of New Zealand) (from 2000), and New Zealand Seed Fund (from 2000).  Director: Woolworths Limited (from 2000).

Former Directorships: Director: TransAlta Corporation (Canada) (2000 - 2003) and Fletcher Challenge Limited (1994 -2001).  Deputy Governor: Reserve Bank of New Zealand (1982 - 1986).  Alternate Executive Director: International Monetary Fund (1974 - 1976).

Mr J K Ellis

MA (Oxon), FAICD, Hon FIE Aust, FAusIMM, FTSE, Hon Dr Eng (CQU)

Independent Non-Executive Director

Chairman of the Risk Management Committee

Non-executive director since October 1995. Mr Ellis is a member of the Audit Committee.

Experience and expertise: A trained engineer, Mr Ellis’ business experience includes working across a range of operational issues, investments and acquisitions in natural resources, manufacturing, biotechnology and education.

Current Directorships: Chairman: Pacifica Group Ltd (Director from 1999), National Occupational Health and Safety Commission (Director from 2003) and Australia- Japan Foundation (from 1999).  Chancellor: Monash University (from 1999).  Director: GroPep Ltd (from 1999).

Former Directorships: Chairman: BHP Ltd (1997 - 1999), Black Range Minerals Ltd (Director 2000 - January 2004) and Sandvik Australia Pty Ltd (1994 - 2002).  Director: Aurora Gold Ltd (1999 - 2001).

Ms M A Jackson, AC

B Ec, MBA, Hon LLD, FAICD, FCA

Independent Non-Executive Director

Chairman of the Compensation Committee

Non-executive director since March 1994. Ms Jackson is a member of the Audit Committee.

Experience and expertise: A Chartered Accountant, with financial expertise, Ms Jackson’s experience includes her involvement in transportation, mining, the media, manufacturing and insurance as well as in health and education.

Current Directorships: Chairman: Qantas Airways Limited (Director from 1992).  Deputy Chairman: Southcorp Limited (August 2004).  Director: Billabong International Limited (from 2000).

Former Directorships: Partner: Consulting Division of KPMG Peat Marwick (March 5, 1991 - June 30, 1992).  Director: BHP Ltd (1994 - 2000), Pacific Dunlop (1992 - 2000) and John Fairfax Holdings Limited (2003 - August 2004).

Mr J McFarlane, OBE

MA, MBA

Chief Executive Officer

Chief Executive Officer since October 1997.  Mr McFarlane is also a Director of ANZ National Bank Limited.

Experience and expertise: Mr McFarlane has over 30 years of banking experience. Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank, United Kingdom and Managing Director, Citicorp Investment Bank Ltd.

Current Directorships: Chairman: The Australian Bankers Association (from October 1997). Director: The Financial Markets Foundation for Children (from 1999).  President: The International Monetary Conference (June 2004).  Member: The Australian Business Arts Foundation (from 2000) and Asia Business Council (from 2004).

Former Directorships: Director: Business Council of Australia (1999 - October 2003) and Australian Graduate School of Management Ltd (1999 - December 2003). Non-Executive Director of the London Stock Exchange (1989 - 1991), The Auditing Practices Board (1991-1997), The Securities Association (1989 - 1990), Capital Radio Plc (1995 - 1998) and the Cranfield School of Management (1992 - 1996).

Dr B W Scott, AO

B Ec, MBA, DBA

Independent Non-Executive Director

Chairman of the Nominations & Corporate Governance Committee

Non-executive director since August 1985. Dr Scott is also a member of the Compensation Committee and represents the Group as a Director of Metrobank Card Corporation Inc.

Experience and expertise: A management consultant and company director, Dr Scott has skills and experience across a range of business sectors and community organizations.

Current Directorships: Chairman: Management Frontiers Pty Ltd (Director from 1985), The Foundation for Development Cooperation Ltd (Director from 1990) and The James N. Kirby Foundation Ltd (Director from 1981).  Director: Air Liquide Australia Ltd (from 1985).  Australian member: The Board of Governors of the Asian Institute of Management (from 1990).

Mr D M Gonski, AO

B Com, LLB, SIA (Aff), FAICD, FCPA

Independent Non-Executive Director

Non-executive director since February 2002. Mr Gonski is a member of the Nominations & Corporate Governance Committee and the Risk Management Committee.  He represents the Group as a Director of ING Australia Limited.

Experience and expertise: Mr Gonski, a lawyer, has experience in business, the law and investment banking as well as in the community through his work in the arts and the not-for profit sector.

Current Directorships: Chairman: Coca Cola Amatil Limited (Director from 1999), and the Investec Group in Australia (including Investec Wentworth Pty Limited) (Director from 2001).  Director: The Westfield Group Ltd (Director of Westfield Holdings Limited from 1985) and John Fairfax Holdings Limited (from 1993).

Former Directorships: Chairman: Morgan Stanley Australia Limited (1999 - 2002) and Hoyts Cinemas Limited (1995 - 1999). Partner: Freehill Hollingdale & Page (1979 - 1986).

Dr G J Clark

PhD, BSc (Hons)

Independent Non-Executive Director

Non-executive director since February 2004. Dr Clark is a member of the Nominations & Corporate Governance Committee.

Experience and expertise: Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. His experience includes international business experience and a career in microelectronics, computing and communications.

Current Directorships: Director: James Hardie Industries NV (from 2002).

Former Directorships: Director: Digex (2000 -2002).

Mr D E Meiklejohn

B Com, Dip Ed, FCPA, FAICD, FAIM

Independent Non-Executive Director

Non-Executive Director since October 2004. Mr Meiklejohn is a member of the Audit Committee and the Nominations & Corporate Governance Committee.

Experience and expertise: A Fellow of CPA Australia, Mr Meiklejohn’s background is in finance and accounting. He also has experience as a director of major Australian companies spanning a range of industries. He was Chief Financial Officer for Amcor Limited from 1981 to 2000.

Current Directorships: Chairman:  PaperlinX Limited and SPC Ardmona Limited.  Director:  OneSteel Limited and WMC Resources Limited.

Former Directorships: Chairman: Kimberly-Clark Australia Limited.  Deputy Chairman: GasNet Australia Limited.  Director: Amcor Limited, Colonial Limited, Spicers Paper Limited and Treasury Corporation of Victoria.

Mr J P Morschel

Dip QS, FAIM

Independent Non-Executive Company Director

Non-Executive Director since October 2004. Mr Morschel is a member of the Compensation Committee and the Risk Management Committee.

Experience and expertise: Mr Morschel’s background includes banking and financial services as well as experience as a director of major Australian and international companies. From 1988 to 1995, he was Managing Director for Lend Lease Corporation. Between 1993 and 2001, Mr Morshel was a Director of Westpac Banking Corporation, including two years as Executive Director where his responsibilities included retail banking and wealth management.

Current Directorships: Chairman: Rinker Group Limited. Director: Rio Tinto plc, Rio Tinto Limited, Singapore Telecommunications Limited and Tenix Pty Limited.  Former Chairman: Leighton Holdings Limited, CSR Limited and Comalco Limited.

Former Directorships: Director:  Cable & Wireless Optus Limited and Westpac Banking Corporation.

Senior Management and Executives

At the date of the 20-F executive officers and senior management of ANZ were:

Executive Officers	Position held	Year appointed to position	Year joined Group
J McFarlane	Chief Executive Officer	1997	1997
	31 years in the Banking and Financial Services Industry
J Anderson	Chief Executive and Director ANZ National Bank Limited, New Zealand	2004	2004
	Over 30 years experience in the Finance Services Industry
R J Edgar	Chief Operating Officer	2003	1984
	27 years experience in Finance Services Industry
S A Freeman	Group General Manager, People Capital	2001	2001
	26 years experience in Human Resources, including Industrial Relations
E Funke Kupper	Group Managing Director, Asia Pacific	2004	1995
	9 years experience in Financial Services, covering Risk Management, International and Retail Banking
M A Grime	Managing Director, Operations, Technology and Shared Services	2003	2003
	23 years experience in senior Operations and Technology roles
B C Hartzer	Group Managing Director, Personal Division	2004	1999
	11 years experience in Strategic Consulting to the Financial Services industry and 4 years managing a global credit card business
P J O Hawkins	Group Managing Director, Group Strategic Development	2002	1971
	Over 30 years experience in International and Commercial Banking
G K Hodges	Group Managing Director, Corporate	2002	1991
	27 years experience across Corporate Banking and Government
P Hodgson	Chief Risk Officer (from December 1, 2004)	2004	1997
	Over 20 years experience in the Corporate and Investment Banking Sectors
K M Lawrence	Chief Risk Officer (until November 30, 2004)	2002	1999
	17 years Senior Management experience in Risk Management in the Financial Services and Banking Industry
T L’Estrange	Group General Counsel	2003	2003
	Over 20 years legal and management experience spanning a range of industry sectors
P R Marriott	Chief Financial Officer	1997	1993
	25 years experience in International Banking, Finance and Auditing
R G Moore	Group General Manager, Internal Audit	2004	2004
	30 years experience in Audit and Risk Management consulting to the Investment Services Industry
J W Priestley	Company Secretary	2004	2004
	Over 20 years legal, company secretarial and management experience
E M Proust	Managing Director, Esanda	2002	1998
	Over 15 years Senior Management experience in major public and private sector organizations, and Finance Services Industry
S C Targett	Group Managing Director, Institutional Financial Services	2004	2004
	15 years experience in the Financial Markets world-wide

There are no family relationships between or among any of the directors or executive officers.

Remuneration Report

Section A Remuneration Tables

Refer to pages 6 to 9 of the Financial Report

Section B Non-Executive Directors’ Remuneration

Refer to page 10 of the Financial Report

Section C Remuneration Structure

Refer to pages 11 to 14 of the Financial Report

Section D Chief Executive Officer’s Remuneration

Refer to pages 15 and 16 of the Financial Report

Section E Specified Executives’ Contract Terms

Refer to pages 17 to 19 of the Financial Report

Section F Equity Instrument Relating to Directors and Specified Executives

Refer to pages 20 to 23 of the Financial Report

Corporate Governance

ANZ’s shareholders depend on the Company’s Board for strategic guidance and oversight of the Company. The Board recognizes its overriding responsibility to act honestly, fairly, diligently and progressively, in accordance with the law, in serving the interests of ANZ’s shareholders, as well as its employees, customers, and the community at large.

Corporate governance is an important focus for the Board. Good corporate governance meets ethical and stewardship responsibilities, and gives ANZ a strong commercial advantage. It is receiving close scrutiny, and for the past two years, the Board has had a Nominations and Corporate Governance Committee to ensure such issues are fully addressed.

ANZ shares and related securities are listed on the Australian (ASX), the New Zealand (NZX) and the New York (NYSE) Stock Exchanges. ANZ must comply with a range of requirements including listing requirements in Australia and New Zealand as well as overseas requirements such as the US Sarbanes-Oxley Act of 2002, the US Securities and Exchange Commission (SEC) rules and the New York Stock Exchange listed company requirements. In addition, ANZ strives to achieve best practice by taking into account the principles and guidelines set out by the ASX Corporate Governance Council, the New Zealand Securities Commission and the Combined Code of the United Kingdom.

In general, the Board resolves:

•                  To embrace principles considered to be best practice across the jurisdictions; and

•                  To be an ‘early adopter’ where possible by complying before a published law or recommendation takes effect.

Consequently, the Board continually monitors governance developments to align ANZ’s practices with best practice standards.

During the year, the Board worked closely with management to review and update ANZ policies and procedures in light of recent changes to regulations, legislation and guidelines across relevant jurisdictions (see below).

Key corporate governance issues addressed by the Board include:

International

•                  International Financial Reporting Standards - (IFRS) - ANZ has a formal program to ensure that the Company is prepared to report, in compliance with Australian equivalents to IFRS as issued by the International Accounting Standards Board, when its results for the half-year ended March 31, 2006 are announced. The program is on track to achieve this schedule.

•                  Basel II - For ANZ, the new Basel Accord is scheduled to commence in 2006 for two years of parallel running with the current capital Accord, prior to full implementation in January 2008. ANZ has established a program to ensure the Company achieves accreditation at the advanced levels for both credit and operational risk under Basel II. The program is on schedule with a number of Basel II requirements already in place.

Australia

•                  ASX Corporate Governance Council -Principles of Good Corporate Governance and Best Practice Recommendations - ANZ considers these principles important and complies with the recommendations.

•                  The Corporations Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 - CLERP 9 Act - The legislation was passed by Parliament on June 25, 2004. While compliance with the majority of the changes made by the Act is not required until ANZ reports for the 2005 financial year, the Company has chosen to be an ‘early adopter’ of most of the new requirements.

New Zealand

•                  NZX Corporate Governance Rules and Principles - The NZX has introduced a Corporate Governance Best Practice Code. As an overseas listed issuer on the NZX, ANZ is deemed to comply with the NZX Listing Rules provided that it remains listed on the ASX.

Other Jurisdictions

•                  United States of America - As a “foreign private issuer” registered with the SEC with securities listed on the NYSE, ANZ is required to comply with certain corporate governance requirements contained in US securities laws, including the Sarbanes-Oxley Act of 2002 and applicable NYSE Listing Standards. Under the NYSE Listing Standards, ANZ is required to provide a brief description of the significant differences between its corporate governance practices and corporate governance requirements for US listed companies under the NYSE listing rules in this Form 20-F.  For further information on the significant differences between ANZ’s corporate governance practices and the NYSE listing rules for US listed companies, please see page 118 of this Form 20-F.

•                  United Kingdom - ANZ monitors developments in the UK Combined Code through changes made by the Higgs Report and the Smith Report. The Nominations and Corporate Governance Committee has considered the changes made to the Combined Code, and the extent to which they represent developing trends in international corporate governance.

Corporate Governance Recognition

Governance Metrics International (GMI) Global Rating Report

In August 2004, ANZ participated in a review by GMI of corporate governance and disclosure practices of the top 2,600 companies worldwide. ANZ received an overall global rating of 9 out of 10 and was in the top 7% of companies surveyed. In addition, ANZ received recognition for its:

•                  Board accountability

•                  Shareholder rights

•                  Remuneration

•                  Market for control and ownership base

•                  Corporate behavior

Horwath Corporate Governance Report – The Horwath Report ranked ANZ equal second for its corporate governance practices among the top 250 Australian companies in September 2004. ANZ received an overall 5 out of 5 star rating, meaning that the Company’s corporate governance structures met all Australian best practice standards.

Fostering Ethical Decision Making

The Board encourages management to promote and maintain a culture within ANZ which draws upon a set of unifying values to guide the actions and decisions of the Board and all employees.

More than 18,000 ANZ employees have participated in the Breakout culture development program. The program includes workshops to help staff to apply values-based decision making, balancing the competing needs of staff, shareholders, customers and the community in their roles and activities.

ANZ has three main codes of conduct which also guide everyday business practice and decision making throughout the Group.

•                  ANZ Directors’ Code of Conduct sets ethical standards for the directors. They are expected to pursue the highest standards of ethical conduct in the interests of shareholders and all other stakeholders.

•                  ANZ (Employee) Code of Conduct sets ethical standards for ANZ staff to embrace and advocate. It establishes an environment in which ANZ staff can excel, regardless of race, religion, age, ability or gender.

•                  ANZ Code of Conduct for Financial Officers (adopted from G100 Code of Conduct for Chief Financial Officers) provides a practical guide for the CFO and financial staff in their everyday dealings as to the standards of ethical behavior expected in the performance of their duties in addition to the ANZ Employee Code of Conduct.

Creating a Sustainable Contribution to Society

Through ANZ’s values, the Company places a high emphasis on creating long-term business success, while at the same time, making a sustainable contribution to the community.

Demonstrating ANZ’s Commitment to Shareholder Communication

Shareholders are the owners of ANZ, and the Company’s stated aim is to “perform and grow to create value for our shareholders”.

In order to vote on decisions about ANZ, and to communicate views to the Company, shareholders need an understanding of the Company’s business operations and performance.

ANZ encourages shareholders to take an active interest in the Company. It seeks to provide shareholders with quality information in a timely fashion generally through ANZ’s reporting of results, the Company’s Annual Report, briefings, newsletters and via its dedicated shareholder site on anz.com.

ANZ strives for transparency in all its business practices. The Company recognizes the impact of quality disclosure on the trust and confidence of the shareholder, the wider market and the community.

Continuous Disclosure

It has long been ANZ’s practice to release all price sensitive information as required under the ASX listing rules in a timely manner:

•                  to all relevant stock exchanges on which ANZ’s securities are listed; and

•                  to the market and community generally through ANZ’s media releases, website and other appropriate channels.

ANZ-related releases are posted on relevant stock exchange websites and on ANZ’s website.

Through ANZ’s Market (Continuous) Disclosure Policy (see page 117), the Company demonstrates its commitment to continuous disclosure. The policy reflects relevant obligations under applicable stock exchange listing rules and legislation.

For reporting purposes, price sensitive information is information that a reasonable person would expect to have a material effect on the price or value of ANZ’s securities.

Designated Disclosure Officers have responsibility for reviewing proposed disclosures and making decisions in relation to what information can be or should be disclosed to the market. All ANZ staff are required to inform a Disclosure Officer regarding any potentially price-sensitive information concerning ANZ as soon as they become aware of it.

Upholding Shareholder Rights

ANZ upholds shareholder rights and provides shareholders with the opportunity to be involved in shareholder meetings.

To allow as many shareholders as possible to have an opportunity to attend a meeting, ANZ rotates shareholder meetings around regional capital cities. Webcast technology has been introduced which makes it possible to ‘attend’ presentations - to listen to the speakers and simultaneously view presentations over the internet.

Prior to the annual general meeting, shareholders are encouraged to submit any questions they have for the Chairman or Chief Executive Officer to enable key common themes to be considered.

The external auditor is present at ANZ Annual General Meetings and available to answer shareholder questions. The auditor can respond on any business item that concerns them in their capacity as auditor.

Shareholders have the right to vote on various resolutions related to company matters. If shareholders are unable to attend a meeting they can submit their proxies via post or electronically through anz.com. Where votes are taken on a poll, ANZ appoints an independent party to verify the results, which are reported to the ASX and posted on anz.com.

During the year, ANZ presentations included:

•                  Annual Results and Acquisition of NBNZ Announcement - October 24, 2003 - Melbourne, Australia and Auckland, New Zealand

•                  Annual General Meeting - December 19, 2003 - Brisbane, Australia

•                  New Zealand Briefing - March 11, 2004 - Auckland, New Zealand

•                  Interim Results Announcement - April 27, 2004 - Sydney, Australia

•                  Australian Personal Customer Division Market Briefing - September 8, 2004 - Melbourne, Australia

•                  Annual Results Announcement - October 26, 2004 - Melbourne, Australia and Auckland, New Zealand

•                  Annual General Meeting - December 17, 2004 - Melbourne, Australia

Board Responsibility and Delegation of Authority

The Board is responsible to shareholders for the governance of the Group, and oversees its operations and financial performance. To this end, it sets the strategic direction and financial objectives, and monitors operational performance. It also monitors compliance in terms of ethical and efficiency standards and regulatory requirements.  The Board also appoints the Chief Executive Officer and regularly reviews his performance.

The ANZ Board is chaired by a non-executive independent director. Its structure provides for a division of responsibility between the Chairman and the Chief Executive Officer. This is supported by the ANZ Board Charter available at (anz.com>about ANZ>corporate information> Board Charter) which states that the Chairman must be an independent non-executive director and that the majority of the Board must comprise independent non-executive directors.

The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities. The business of the Bank is managed under the direction of the Board. The Board delegates to the Chief Executive Officer and through him, to other senior management, the authority and responsibility for managing the everyday affairs of the company. The Board monitors management and performance on behalf of shareholders.

Role of Chairman

The Chairman plays an important leadership role with ANZ and is involved in:

•                  chairing meetings of shareholders and Board meetings;

•                  monitoring the performance of the Board and the mix of skills and effectiveness of individual contributions;

•                  maintaining on-going dialogue with the Chief Executive Officer and appropriate mentoring and guidance;

•                  overseeing Board review processes; and

•                  on-going mentoring of individual directors.

Access to Directors

Management is able to consult with directors as required on a regular basis. Employees and shareholders have access to the directors either directly or through the Company Secretary.

Board Composition, Selection and Appointment

The Board strives to achieve a balance of skills, knowledge, experience and perspective among its directors. To ensure such a balance, the Board undertook a review of its nomination and selection process during the year.

Once a director is selected, there are several key elements relating to formalization of appointment including:

•                  Adherence to Directors’ Code of Conduct - As presented earlier, this code sets out that directors will pursue the highest standards of ethical conduct.

•                  Meeting shares qualification - ANZ’s Constitution provides that each director is required to hold, within 3 months of appointment, at least 2,000 fully paid ordinary shares in the director’s own right and must continue to hold at least 2,000 shares until the director ceases to hold office.

•                  Signing Director’s Deed - The Deed covers a number of issues including indemnity, directors’ and officers’ liability insurance, the right to obtain independent advice and the requirements concerning confidential information.

•                  Receipt of Director Handbook - Each director receives a hand book which outlines the director’s principal obligations, Company policies, charters and processes as well as Board-specific procedures. It also sets out details of scheduled Board and Committee meetings.

•                  Undertaking induction training - New directors take part in a formal induction program which ensures that directors meet with ANZ executives and other key staff members regarding ANZ’s governance framework, financial management and business operations.

•                  Election at next annual general meeting The ANZ Constitution and the Corporations Act 2001 both permit the Board to appoint a person to be a director of ANZ at any time, but that person must seek election by shareholders at the next Annual General Meeting.

Tenure and Retirement

ANZ’s Constitution provides that at least one third (or the nearest whole number) of directors must retire at each annual general meeting, but are eligible for re-election at that meeting.

Where a director is due for retirement by rotation at the next Annual General Meeting, the following process is undertaken at the July meeting of the Board (or earlier) for determining whether the Board endorses the director’s re-election -

•                  Step 1 – The director is required to submit a written or oral statement to the Board setting out reasons why he/she seeks re-election

•                  Step 2 – With the director absent from the room, the Board:-

•                  Evaluates the director’s re-election having regard for the statement provided and the performance criteria

•                  Passes a resolution stating whether or not the Board supports the director’s re-election having regard to the performance criteria

•                  Step 3 – Shareholders receive the Notice of Meeting for the upcoming Annual General Meeting which will:-

•                  Provide the director’s experience and related details

•                  State the Board’s resolution on whether or not the Board supports the director’s re-election (an outcome of Step 2)

An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting after their appointment. This requirement does not apply to the Chief Executive Officer, or any director retiring at that meeting in any event.

ANZ’s Constitution establishes a director shall retire at 70 years of age, unless the Board determines otherwise. Also, directors appointed since 1993 have agreed to retire after 15 years service.

Performance Evaluations

Performance evaluations are conducted internally and cover the Board, each non-executive director and Board Committees.

The framework used to assess the directors is based on the expectation they are performing their duties in a manner which should create and continue to build sustainable value for shareholders, and in accordance with the duties and obligations imposed upon them by the ANZ Constitution and the law.

The performance criteria takes into account each director’s contribution to:-

•     the charting of direction, strategy and financial objectives for ANZ;

•                  the monitoring of compliance with regulatory requirements and ethical standards;

•                  the monitoring and assessing of management performance in achieving strategies and budgets approved by the Board;

•                  the setting of criteria for, and evaluation of, the Chief Executive Officer’s performance; and

•                  the regular and continuing review of executive succession planning and executive development activities.

Board and non-executive performance evaluations are conducted in two ways:

Annual review - On an annual basis, or more frequently if appropriate, the Chairman has a one-on-one meeting with each director specifically addressing the performance criteria. In addition, they discuss the effectiveness of the Board and related issues including the Board’s oversight and contribution to the Company, Board discussion (including the performance of the non-executive directors and the Chairman), Board memberships, Committees, and other relevant issues. They also discuss the performance of the Board against its Charter. The Chairman provides a report to the Board on the outcome of these meetings.

Re-election statement - Directors when nominating for re-election are required to submit a written or oral statement to the Board setting out the reasons why they seek re-election. In the director’s absence, the Board evaluates this statement (having regard to the performance criteria) when it considers whether to endorse the relevant director’s re-election.

Each Board committee conducts a self-evaluation at least annually.

Independence and Materiality

Under its Charter, a majority of non-executive directors on the ANZ Board must satisfy ANZ’s criteria for independence. The Board Charter sets out independence parameters in order to establish whether a non-executive director may have a relationship with ANZ which could (or could be perceived to) impede their decision-making.

Directors are required to seek Board approval before accepting other Board appointments or appointments to charitable or other committees. In addition, directors are required to inform the Company of appointments or retirement from external organizations.

In the 2004 financial year, the Board reviewed its criteria for independence in respect of the requirements in the ASX Corporate Governance Council’s Best Practice Recommendations, NZX and NYSE Corporate Governance Standards, and the Sarbanes-Oxley Act of 2002. The Board adopted standards for determining non-executive director independence both for members of the Board and the Audit Committee (some jurisdictions apply different tests for the assessment of Audit Committee independence). The criteria are more rigid than those set in most jurisdictions including criteria stipulated specifically for audit committees.

As set out in the Board Charter, a relationship with ANZ is material if a reasonable person in the position of a non-executive director of ANZ would expect there to be a real and sensible possibility that it would influence a director’s mind in -

•                  Making decisions on matters likely to come regularly before the Board or its committees;

•                  Objectively assessing information and advice given by management;

•                  Setting policy for general application across ANZ; and

•                  Generally, carrying out the performance of his or her role as director.

At its September and December 2004 meetings, the Board considered each director’s independence and in each case concluded that the independence criteria were met by all non-executive directors.

The independence criteria used by the Board in its determination of director independence included a review of relationships that directors and their immediate family members may have such as:

•                  A relationship as an acquirer of services / and or products from ANZ and/ or its subsidiaries of the following kind:

•                  Personal banking services or products

•                  Business banking services or products

•                  Sponsorship or donor funds

•                  A relationship as a supplier of services and /or products to ANZ and / or its subsidiaries of the following kind:

•                  Strategic services / products provider

•                  Professional services provided as a partner or executive

•                  Professional services provided as an employee

•                  Direct compensation from ANZ (and / or its subsidiaries) of more than $100,000 (other than as director’s fees)

•                  A relationship as a previous employee or partner of ANZ and/or its subsidiaries

•                  A relationship as a previous employee or partner of the external auditor

•                  A relationship as an executive officer of another company where any of ANZ’s present executives serve on that company’s compensation committee

•                  A relationship with a substantial shareholder or officer of an organization that has a holding with 5% or more of the voting shares in ANZ

•                  All other material relationships or circumstances by which a director could be perceived not to be independent of management and free from any business or other relationship that could interfere with their independence.

The Board examined acquirer relationships associated with each director in respect of the level of lending and whether ANZ is the sole lender, the credit rating and whether the account is in order. Due to privacy regulations, ANZ is unable to disclose details of acquirer relationships associated with each director. The Board concluded that there was no such situation which would impact on a director’s independence.

The Board also examined supplier relationships associated with each director in respect of the value of the relationship to the supplier, the service or product provided and its value as well as other relevant information. It particularly noted several director associations as follows:

•                  Roderick Deane is Chairman of Telecom New Zealand Ltd. ANZ acquires communication services from Telecom New Zealand for the Company’s New Zealand operations.

•                  David Gonski is a director of Westfield Holdings Ltd. ANZ leases properties from Westfield for its branch network in Australia.

•                  Margaret Jackson is Chairman of Qantas Airways Limited. ANZ has commercial relationships with Qantas as a partner in the co-branded ANZ Frequent Flyer Visa Cards, as a lessor of airport terminal properties in Australia and New Zealand for ANZ automatic teller machines (ATMs), and as an acquirer of travel services for ANZ people.

In each case, the Board concluded that having regard to the nature and value of the commercial relationship and the materiality criteria described above, each of Roderick Deane, David Gonski and Margaret Jackson is independent.

It is Board policy that directors do not participate in any decisions regarding transactions with organisations which they are associated as acquirer or supplier. Directors’ biographies on pages 100 to 103 highlight their associations outside of ANZ.

In terms of length of service, the Board noted that there are three Board members with service over ten years.  Notwithstanding Charles Goode’s length of service, the Board members considered that his tenure does not interfere with his independence as a non-executive director or as Chairman. The Board concluded that the independence of John Dahlsen and Brian Scott is not compromised by their service of greater than ten years.

Conflict of Interest

Over and above the issue of independence, each director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest in relation to any material matter which comes before the Board. Such a situation may arise from external associations, interests or personal relationships which might affect, or be seen potentially to affect, the director’s position to act in the best interest of ANZ.

Under the Director’s Disclosure of Interest Policy and Policy for Handling Conflicts of Interest (see page 117), the director may not exercise any influence over the Board if a potential conflict of interest exists.  The process set out is such that the director may not receive relevant Board papers, may not be present for Board deliberations on the subject, and may not vote on any related Board resolutions. These matters are recorded in the Board minutes when they occur.

Independent Advice

In order to assist directors to fulfil their responsibilities, each director has the right (with the prior approval of the Chairman) to seek independent professional advice regarding their responsibilities at the expense of the Group. In addition the Board and each Committee, at the expense of the Group, may obtain whatever professional advice it requires to assist in its work.

Continuing Education

ANZ directors take part in a range of training and continuing education programs. In addition to a formal induction program, directors receive regular business unit briefings at each Board meeting. These briefings provide directors with an insight into each area of the Company, in particular, performance, key issues and risks, and strategy for growth. Directors also participate in business unit site visits which provide them with the opportunity to meet with staff and customers.

Continuing education sessions are held throughout the year focusing on a range of topics including emerging economic issues, technical developments, pending legislation, accounting standards, taxation, risk management and corporate governance.

Board Committees

Each of the four main Committees is comprised solely of independent directors, has its own Charter and has the power to initiate any special investigations it deems necessary. Committee membership is reviewed annually. Membership criteria are based on a director’s skills and experience, as well as his/her ability to add value to the Committee.

The Chairman is an ex-officio member of all Committees.  The Chief Executive Officer, John McFarlane, is invited to attend Committee meetings, as appropriate. His presence is not automatic, however, and he does not attend any meeting where his remuneration is considered or discussed. Non-executive directors may attend any meeting of a Committee on a subject where they have a special interest.

Committee performance self-evaluations are conducted annually to review performance against its Charter and goals set for the year. The suitability of the Charter and any areas for improvement are also assessed. The review and stated objectives for the new financial year are submitted to the full Board for discussion and approval.

A copy of each Committee Charter can be found on our website at anz.com > about anz > corporate governance.

The Audit Committee is responsible for oversight and monitoring of:

•                  the Company’s financial reporting policies and controls;

•                  the work of Group (Internal) Audit which reports directly and solely to the Chairman of the Audit Committee.  Refer to Group (Internal) Audit on page 116 for more information;

•                  the Audit Committees of subsidiary companies such as ANZ National Bank;

•                  the integrity of the Company’s financial statements and prudential returns; and

•                  compliance with regulatory requirements and independent audit thereof.

The Audit Committee is also responsible for:

•                  the appointment, evaluation and oversight of the external auditor

•                  compensation of the external auditors; and

•                  replacement of the external auditor.

Audit Committee members are: John Dahlsen (Chairman), Jerry Ellis, Margaret Jackson (financial expert), David Meiklejohn (financial expert) and Charles Goode (ex-Officio).

It is Board policy that all members of the Audit Committee be financially literate and that at least one member of the Committee be a “financial expert” as defined in the Sarbanes-Oxley Act. As noted above, Ms Jackson and Mr Meiklejohn are designated as the Audit Committee’s “financial experts”.  Refer to pages 101 and 103 for their qualifications.

The Audit Committee meets with the external auditor without management being present. The Chairman of the Audit Committee meets separately and regularly with the Group General Manager (Internal) Audit and the external auditor.

Some 2004 financial year activities:

•                  Monitoring the work of Group (Internal) Audit - During the year, the Committee appointed a new Group General Manager, (Internal) Audit. A revised reporting system, based on a balanced scorecard, was put in place on the activities of Internal Audit including audit activities, governance, staff, customers, quality and management.

•                  Revising external auditor policy - The Policy on Relationship of the External Auditor Policy was revised during the year to ensure ANZ continues to meet best practice in this area.

•                  Refining external auditor evaluation - This year the Committee revised its process for evaluating the external auditor. The outcome of the evaluation was reported to the Board.

•                  Oversighting The National Bank of New Zealand (NBNZ) acquisition financial reporting - The Committee monitored all the financial reporting including consolidation accounting related to the NBNZ acquisition.

The Compensation and Human Resources Committee is responsible for recommendations to the Board in respect of the Group’s compensation program including any equity-based programs. It also evaluates the performance of and approves the compensation for the senior executive officers and Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

The Compensation and Human Resources Committee members are Margaret Jackson (Chairman), Roderick Deane, John Morshel, Brian Scott and Charles Goode (ex-Officio).

Some 2004 financial year activities included:

•                  Revising remuneration principles and processes - A review of ANZ’s compensation program was conducted to ensure alignment with best practice principles. Related changes were introduced during the year.

•                  Reviewing performance of senior executives - The Committee reviewed the performance of the CEO and the CEO’s direct reports against agreed performance measures. Succession planning was also undertaken.

•                  Considering non-executive director compensation and retirement benefits - In accordance with regulatory and corporate governance principles, the Committee reviewed and recommended changes to the compensation structure for non-executive directors.

The Nominations & Corporate Governance Committee’s responsibility is to identify and recommend prospective Board members, to recommend processes for Board performance review and to recommend corporate governance principles, practices and procedures for ANZ.

The Nominations & Corporate Governance Committee members are Brian Scott (Chairman), Greg Clark, John Dahlsen, David Gonski, David Meiklejohn and Charles Goode (ex-Officio).

Some 2004 financial year activities included:

•                  Refining director independence criteria - Procedures for confirmation of independent director status of non-executive directors were further refined (see page 111).

•                  Reviewing nominations procedures - Procedures for consideration of Board director nominations were refined and used during the year

•                  Developing principles and procedures - Additional principles and procedures were developed during the year for nominations and corporate governance to ensure ANZ would continue to meet best practice in these areas.

The Risk Management Committee is responsible for the review of risk in all aspects of the business. It is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, processes and controls including credit, market, balance sheet, operational risk and compliance. It may approve credit transactions and other matters beyond the approval discretion of executive management.

The Risk Management Committee members are Jerry Ellis (Chairman), Roderick Deane, David Gonski, John Morshel and Charles Goode (ex-Officio).

Some 2004 financial year activities included:

•                  Monitoring risks associated with integration of NBNZ - The Committee reviewed regular status reports highlighting key risks and progress by integration streams for operational risk, market risk and credit risk (see page 11).

•                  Reviewing the Group’s risk culture - To ensure the correct balance between risk and reward. A specific compliance measure was introduced to each business unit’s balanced scorecard.

•                  Ensuring timely and necessary mitigating actions are taken in response to emerging risk issues - Continued to review regular reports on key emerging risks, and appropriate responses to be taken.

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

The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan.

Directors’ Meetings

The number of Board meetings and Committee meetings held during the year ended September 30, 2004 and attended by each director are set out in the following table:

	Board		Audit Committee		Compensation Committee		Nominations & Corporate Governance Committee		Risk Management Committee		Executive Committee		Shares Committee		Committee of the Board
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
G J Clark	5	5
J C Dahlsen	8	8	6	6			5	4			4	4	2	2	1	1
R S Deane(1)	8	8			6	6			5	5	4	4
J K Ellis	8	8	6	6					5	5	5	5	1	1
D M Gonski	8	8					5	5	5	4	7	7	1	1
C B Goode	8	8	6	6	6	6	5	5	5	5	8	8	6	6	4	4
M A Jackson	8	8	6	6	6	6					5	5
J McFarlane	8	8									10	10	4	4	3	3
B W Scott	8	8			6	6	5	5			5	5	2	2	1	1

Column A – Indicates the number of meetings the Director was eligible to attend

Column B – The number of meetings attended. The Chairman is an ex-officio member of all Board Committees

(1)          New Zealand resident

Risk Management and Compliance

ANZ’s business controls are governed by an ongoing focus on risk and compliance issues within the framework of the Company’s overall strategy. ANZ has established a comprehensive risk and compliance management framework to ensure best practice alignment.

In terms of risk management and compliance, the Board provides leadership, oversees risk appetite and strategy, and ensures that a robust risk and compliance culture pervades.

The Risk Management Committee of the Board oversees the Group’s risk management policies and controls, may approve credit transactions and other matters beyond the approval discretion of executive management.

On a day-to-day basis, the various risks inherent in ANZ’s operations are managed by both Group Risk Management and each business unit.

For further information on risk management, please see pages 97 to 99 and Item 11.

Financial Controls

As previously noted, the Audit Committee of the Board oversees the Company’s financial reporting policies and controls, integrity of the Company’s financial statements, the work of Group (internal) Audit, the Audit Committees of the subsidiary companies, prudential returns and compliance with related regulatory requirements.

To further strengthen controls and procedures, the Audit Committee agreed that the Company would undertake a Group-wide program focusing on Section 404 of the Sarbanes-Oxley Act of 2002 (“Sox”).  ANZ is in the process of assessing its readiness to meet Section 404 requirements of Sox.  In doing so, ANZ assesses the appropriateness of internal controls of financial reporting and the financial control activity level relative to key accounts and locations of operations. The program is being instituted at both Company and business unit level and is overseen by a program steering committee. ANZ is well progressed in its assessment program and expects to be in full compliance with this section of the Act during the financial year to September 30, 2005, ANZ’s first reporting date after the compliance date of the Act.

Audit

Group (Internal) Audit

Group (Internal) Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective.  The internal audit function operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager, (Internal) Audit reports to the Chairman of the Audit Committee.

The Audit Committee monitors the performance of Group (Internal) Audit and the Group General Manager, (Internal) Audit.

A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Audit results also influence incentive compensation of business heads.

Group (Internal) Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities. Group (Internal) Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from internal audits conducted by Group (Internal) Audit. There is a robust process for ensuring prompt resolution of audit issues, which includes monthly reviews of progress by the Chief Executive Officer and the Chairman of the Audit Committee.

The Audit Committee also receives formal reports on significant issues until satisfactory action has been taken.

External Audit

The external auditor’s role is to provide reasonable assurance that ANZ’s financial reports are accurate and free from material misstatement. The external auditor is to perform independent audits in accordance with Australian and United States Auditing Standards. The external auditor provides reports directly to the Audit Committee.

During the year, the Audit Committee further strengthened ANZ’s Relationship with External Auditor policy. Under the policy, the Audit Committee is responsible for the appointment (subject to ratification by shareholders), compensation, retention and oversight of the external auditor.

The policy also stipulates that the Audit Committee:

•                  Pre-approves all audit and non-audit services;

•                  Regularly reviews the independence of the external auditor;

•                  Evaluates the effectiveness of the external auditor.

In addition, ANZ requires a two-year period before any former partner or employee of the external auditor is appointed as a director or senior executive of ANZ.

The lead partner position of the external audit should rotate off the ANZ audit after five years and cannot return for a further five years. Other senior audit staff are required to rotate off after a maximum of seven years.

Any potential appointments of ex-partners or ex-employees of the external auditor to the ANZ finance staff, at senior management level or higher, must be pre-approved by the Chairman of the Audit Committee.

ANZ’s Codes of Conduct and Policies

Below is an overview of ANZ’s key codes and policies which apply to directors and employees within the Group. Summaries of these policies can be found on anz.com > about anz > corporate governance.

•                  Codes of Conduct for Directors and for Employees - These policies set out the ethical standards to which directors and employees are expected to adhere. The Codes require that directors and employees adhere to the law, and that they disclose any relevant interests, that they act in the best interests of the Group and that they act honestly and ethically in all their dealings. The codes also cover the confidentiality of information, limits on acceptance of gifts or entertainment and on use of ANZ goods, services and facilities. Key contact - Group General Counsel and Company Secretary.  A copy of this Code of Conduct can be obtained without charge by writing to The Company Secretary, Level 6, 100 Queen Street, Melbourne, Victoria 3000, Australia.

•                  Code of Conduct for Financial Officers - (adopted from the Group of 100 Code of Conduct for CFOs and Senior Financial Officers). The Code requires that Chief Financial Officers and other finance staff influencing financial performance adhere to principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals. Key contact - Chairman of the Audit Committee.  A copy of this Code of Conduct can be obtained without charge by writing to The Company Secretary, Level 6, 100 Queen Street, Melbourne, Victoria 3000, Australia.

•                  Critical Accounting Policies - Details of the critical accounting policies and any changes in accounting policies made since the date of the 2003 Annual Report are set out on page 91 and in the Financial Report on pages 129 to 133.

•                  Directors’ Disclosure of Interests Policy and Policy for Handling Conflicts of Interests - The Board has adopted a policy on disclosure of interests requiring that directors disclose certain interests, and actual or potential conflicts of interest are addressed. Details of directors’ dealings with ANZ are set out in Note 52 of the Financial Report. Key contact - Group General Counsel and Company Secretary.

•                  Employee Indemnity Policy - This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements.  Further details on this policy and on indemnities given to certain employees can be found on page 77 of the Annual Report. Key contact - General Manager Operational and Technology Risk.

•                  Market (Continuous) Disclosure Policy - ANZ is committed to achieving best practice in the area of continuous disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market. The policy requires that information disclosed to the relevant stock exchanges is placed on ANZ’s website. Key contacts -Head of Investor Relations, Head of Media Relations, Company Secretary.

•                  Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing - This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations. It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting. The policy is aimed at ensuring that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds. Key contacts - General Manager Operational and Technology Risk and General Manager Group Compliance.

•                  Policy on Relationship with External Auditor - The Board and the Audit Committee’s policy on audit and non-audit services regulates the audit-related and non-audit services that may be conducted by ANZ’s external auditor. It sets in place a formal approval process regarding the provision of audit and non-audit services. This approval process is the responsibility of the Audit Committee. In addition it sets out the rotation requirements for the lead partner and other members of the audit team, and processes related to the potential appointment of ex-partners or ex-employees of the external auditor. Key contact -Chairman of the Audit Committee.

•                  Share Trading Policy - This policy covers trading in ANZ securities by all employees, contractors and consultants engaged by ANZ. The policy prohibits trading in ANZ securities or the securities of other entities for all persons aware of unpublished ANZ price sensitive information. In addition, it specifically prohibits trading by certain employees, contractors and consultants working in specific areas of ANZ during blackout periods. A blackout period is the six-week period leading up to the day after the announcement of the half yearly and full year results. The Board has also resolved to apply the principles of this policy to directors’ own trading in ANZ shares. Key contact - Head of Investor Relations.

•                  Whistleblower Policy (formerly known as Serious Complaints Policy) - The Whistleblower Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ. It requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith. Key contacts - Group General Manager, (Internal) Audit and Group General Counsel and Company Secretary.

•                  New Zealand Policies - Recognizing the importance of ANZ’s presence in New Zealand and the requirements of the Reserve Bank of New Zealand, the ANZ National Bank Limited Board reviews and approves all ANZ Group governance and risk management polices before they are adopted by ANZ National Bank to ensure that they meet all New Zealand regulatory requirements.

•                  Other Company Policies - Can be found on anz.com. Operational policies may not be publicly available.

Comparison to NYSE Corporate Governance Standards

The New York Stock Exchange (“NYSE”) Listing Rules, Section 303A, recently instituted a broad regime of new corporate governance requirements for NYSE-listed companies.  Under the NYSE Listing Rules, foreign private issuers, such as ANZ, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (“Exchange Act”) and certain notification provisions contained in Section 303A of the Listing Rules. The relevant ‘home country’ practice for ANZ is the Australian Stock Exchange (“ASX”) Corporate Governance Council- Principles of Good Corporate Governance and Best Practice Recommendations.

Section 303A.11 of the Listing Rules, however, requires ANZ to disclose any significant ways in which ANZ corporate governance practices differ from those followed by US domestic listed companies under these NYSE Listing Rules.  ANZ has compared the Company’s corporate governance practices to the requirements of the Section 303A of the NYSE Listing Rules that would otherwise currently apply to foreign private issuers and notes the following significant difference:

Equity Compensation Plans

Shareholders are not provided under Australian law with the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans.  Under the NYSE’s rules, shareholder approval is required for such plans or for material revisions to such plans.

This disclosure is also available on our website at http://www.anz.com/australia/aboutanz/corporateinformation/corpgovpolicy under the heading “Other Corporate Governance Matters-Comparison with NYSE Corporate Governance Standards.

United States Sarbanes - Oxley Act of 2002

Sox was signed into law on July 30, 2002. As ANZ has securities registered under the Securities Exchange Act of 1934 and files disclosure documents with the SEC (the “SEC”), ANZ is subject to the provisions of this Act and applicable NYSE Listing Standards.

The SEC has been delegated authority to adopt rules to implement many of Sox provisions. At present, some of these rules do not yet apply to ANZ as a foreign private issuer.  In addition, under the NYSE Listing Standards, ANZ is required to provide a brief description of the significant differences between ANZ’s corporate governance practices and those applicable to US listed companies under the NYSE listing rules in lieu of complying with those US domestic listed company standards. For a description of these significant differences, please see “Comparison to NYSE Corporate Governance Standards” above.

Audit Committee determination of independence and financial experts

Sox requires that each member of the ANZ Audit Committee is a member of the ANZ Board of Directors, and meets certain criteria for independence. In addition, Sox requires there to be at least one “financial expert” on the Committee.

The Audit Committee is composed solely of non-executive directors.  The ANZ Board has reviewed the independence criteria in Sox, and determined that each non-executive director on the Committee is independent.

The current Committee membership is Mr John Dahlsen (Chairman), Ms Margaret Jackson, Mr Jerry Ellis and Mr David Meiklejohn (from October 1, 2004), each of whom is a non-executive, independent Director.  Mr Charles Goode (Board Chairman) is an ex-officio member of the Audit Committee.  The Committee includes members who have appropriate financial expertise and an understanding of the industry in which ANZ operates.  All members of the Committee satisfy the independence requirements under Section 10A-3 of the Exchange Act and the rules of the NYSE.

The Board has determined that Ms Margaret Jackson and Mr David Meiklejohn are “audit committee financial experts”.  Although the Board also has determined that these individuals have the requisite attributes defined under the rules of the SEC, their responsibilities are the same as those of the other audit committee members.  They are not auditors, do not perform “field work” and are not full-time employees.

The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert.  The Audit Committee is responsible for oversight of management in the preparation of ANZ’s financial statements and financial disclosures. The Audit Committee relies on the information provided by management and the external auditor.  The Audit Committee does not have the duty to plan or conduct audits to determine that ANZ’s financial statements and disclosures are complete and accurate. ANZ’s Audit Committee charter provides that these are the responsibility of management and the external auditor.

Services outside the scope of practice of auditors

Sox prohibits the external auditor of ANZ from providing certain non-audit services to the Company. The Audit Committee of the ANZ Board announced in April 2002 a revised policy on the provision of audit-related and non-audit services. Since that date, the policy has been reviewed at least annually and updated to ensure it meets current best practice standards as well as relevant domestic and overseas regulatory requirements. The policy lists services which may be perceived to be in conflict with the role of the auditor, and precludes the external auditor from providing such services. ANZ’s policy, which is consistent with Sox, requires the Audit Committee to approve all services provided by the external auditor.

Work of External Auditor

Our Audit Committee is directly responsible for the appointment, remuneration and oversight of the external auditor.  The former KPMG lead auditor concluded his term at the conclusion of the 2003 audit activities and a new lead auditor took responsibility for the Group’s audit in the 2004 financial year.

Section 404

Please see commentary on page 115 under Financial Controls.

Responsibility for Financial Reports

As required by Sox, our CEO and CFO have provided 302 certification for this 20-F filing. This certification follows an audit of the disclosure controls and procedures.  See Item 15 for a further description of this evaluation of disclosure controls and procedures. The audit was conducted by the Group’s internal audit function during September and October 2004.  A report on the findings of this audit was presented to the Audit Committee and to the external auditor.

Code of Ethics

ANZ has written a Code of Conduct that applies to ANZ’s principal financial officer, principal accounting officer and other financial officers.  See page 117 for further description.  ANZ has also written a Code of Conduct for directors and employees that applies to ANZ’s chief executive officer, all directors and all ANZ employees.  See page 116 for a further description.

Share Trading Policy

The share trading policy adopted by the Group specifically prohibits trading in ANZ shares by directors, certain employees, contractors and consultants working in specific areas of the Group during black out periods. The Group’s policy is consistent with Sox.

Complaints

As required by Sox, the Audit Committee has established a whistleblower policy and procedures which provide a mechanism by which ANZ staff, consultants and contractors may voice concerns anonymously regarding questionable accounting or auditing matters.

Employment Contracts

Arrangements or undertakings between executive officers and ANZ are covered by an employment agreement under which remuneration is at such rates and terms as ANZ shall determine from time to time.

Fees paid to Auditors and Pre-approved Policies and Procedures

Summary of Fees

	2004	2003
	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group	2,981	2,640
Other audit-related services(1,2)	567	2,083
Other assurance services(3)	2,934	3,891
	6,482	8,614
Taxation	563	775
Total	7,045	9,389
Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	1,834	1,293
Other audit-related services(1,2)	1,494	1,503
Other assurance services(3)	77	1,473
	3,405	4,269
Taxation	65	83
Total	3,470	4,352
Total remuneration of auditors	10,515	13,741

(1)   Includes completion accounts review.

(2)   Includes services for the audit or review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes.

(3)   2004 includes an NBNZ due diligence oversight review and markets co-sourcing internal audit work which ceased in April 2004. 2003 includes assessing the Group’s compliance with the requirements of the Patriot Act.

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be in conflict with the role of auditor may be provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

Audit Fees

The aggregate fees billed in 2004 and 2003 for professional services rendered by KPMG, our external auditor and an Independent Registered Public Accounting Firm, for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory filing engagements for those fiscal years are $4,815,000 and $3,933,000, respectively.

Audit Related Fees

The aggregate fees billed in 2004 and 2003 for assurance and related services by KPMG that are reasonably related to performance of the audit or review of ANZ’s financial statements and are not reported under Audit Fees are $2,061,000 and $3,586,000, respectively.  The nature of services comprising the fees disclosed under the category are audit of completion accounts, the audit or review of financial information other than financial reports, including prudential supervision reviews for central banks and other audits required for local statutory purposes.

Tax Fees

The aggregate fees billed in 2004 and 2003 for professional services rendered by KPMG for tax compliance and related services are $628,000 and $858,000, respectively.  The nature of services comprising the fees disclosed under the category are assistance in relation to compliance obligations including the Australian tax consolidations regime, the Goods and Services Tax (“GST”) regime, review of tax returns and review of correspondence with taxation authorities.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by KPMG, other than services reported under Audit Fees, Audit-Related Fees and Tax Fees are $3,011,000 and $5,364,000, respectively.  The nature of services comprising the fees disclosed under the category are the oversight of the NBNZ due diligence process, markets co-sourcing internal audit work (ceased in April 2004), advice on International Financial Reporting Standards, and other sundry agreed upon procedures engagements, including securitization reviews, Sarbanes Oxley oversight and assessment of ANZ’s compliance with the requirements of the Patriot Act (2003 only).

U.S. Securities and Exchange Commission Information Request

In the context of an investigation by the U.S. Securities and Exchange Commission (the “SEC”) into certain Australian companies registered with the SEC and accounting firms relating to the U.S. auditor independence rules, the SEC has requested that we produce documents and information relating to non-audit services provided by our external auditors, KPMG Australia, since October 1, 2000.

During the period covered by the SEC’s information request a number of KPMG Australia employees provided non-audit services, including regulatory, tax, accounting, financial modeling and project management services, for varying periods of time to entities in the Australia and New Zealand Banking Group while on secondment to entities in the Group.  While KPMG Australia has reported that some of the secondment engagements in the 2001 and 2002 financial years were potential violations of U.S. auditor independence rules, KPMG Australia has affirmed to our Audit Committee and to the SEC that, in its opinion, the provision of these non-audit services did not compromise the independence of the firm.

We are continuing to provide the documents and information requested by the SEC, and to examine the matters covered by the SEC's information request.

While we cannot predict what action the SEC may take as a result of its ongoing investigation and the other matters referred to above, the SEC has authority to impose or negotiate any one of a number of possible sanctions for any breaches of its rules resulting from secondments or any other non-audit services provided by KPMG Australia.  These sanctions could include fines, the entry of cease-and-desist orders or injunctions, or a requirement to engage a different accounting firm to perform procedures and report on aspects of the relevant accounts or financial statements relevant to areas raising auditor independence concerns.

Employees

At September 30, 2004 ANZ employed 28,755 (2003: 23,137) people worldwide on a full-time equivalent basis (“FTEs”), of which 27,383 were permanent employees and 1,372 were temporary. There were 16,815 FTEs in Australia at September 30, 2004 compared with 16,400 FTEs at September 30, 2003 (refer to table below).

Approximately 33% of employees in Australia are members of the Finance Sector Union of Australia. ANZ has a specific industrial award that contains terms and conditions of employment that apply in differing degrees to all ANZ staff. The award is supplemented by a collective enterprise bargaining agreement and in addition the majority of senior management and executive staff are covered by individual common law contracts of employment.

Under enterprise bargaining in Australia, terms and conditions of employment, including salaries, are dependent on agreements negotiated between unions and management. The Australian Industrial Relations Commission has the power to ratify these agreements and ensure legally enforceable minimum conditions of employment are retained.

ANZ’s current Australian collective enterprise bargaining agreement was entered into in August 1998 and continues to legally operate despite passing its nominal expiry date of February 2001. ANZ paid a 4% salary increase to most non-management staff in July 2004.

ANZ has nine superannuation/pension plans worldwide. Notes 49 and 55 to the Financial Statements give further detail on ANZ’s superannuation commitments. ANZ also provides loans at concessional rates to eligible employees and senior management but excluding executives and directors.

Staff Numbers, at September 30,	2004	2003	Movement
Personal	8,934	8,795	2%
Institutional	2,926	2,795	5%
New Zealand Businesses	7,988	2,939	172%
Corporate Australia	1,671	1,596	5%
Esanda and UDC	1,292	1,311	-1%
Asia Pacific	1,711	1,624	5%
ING Australia	—	—	0%
Treasury and Group Center	4,233	4,077	4%
	28,755	23,137	24%

Australia	16,815	16,400	3%
New Zealand	8,816	3,822	131%
Overseas Markets	3,124	2,915	7%
	28,755	23,137	24%

The ANZ Employee Share Acquisition Plan was approved by shareholders at ANZ’s Annual General Meeting on January 21, 1998. At the invitation of ANZ, the Plan allows for permanent employees who have had continuous service for one year with ANZ and its subsidiaries, to each be issued with up to $1,000 worth of ANZ shares each year at no cost to the employee. The first offer to employees under the Plan was made on November 30, 1998. Subsequent offers have been made in 1999, 2000, 2001, 2002, 2003 and a seventh issue will be made in December 2004. The Plan also includes a section that allows for the issue of deferred shares to selected employees in lieu of cash bonuses.

The ANZ Share Option Plan provides benefits, in the form of share options, to selected employees. More detailed information regarding ANZ’s employee share and option plans, remuneration of directors and remuneration of executives is contained in the Financial Report.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or any foreign government. At December 2, 2004 we know of no person who is the beneficial owner of more than 5% of our ordinary shares.

The following table identifies the shareholders which, at December 2004, 2003 and 2002 were registered as holding 3% or more of our issued ordinary shares:

Shareholder (1)	Number of Shares Held	% of Total
December 2, 2004
National Nominees Ltd	248,667,130	13.66
Chase Manhattan Nominees Ltd	240,389,349	13.20
Westpac Custodian Nominees Ltd	230,503,315	12.66
Citicorp Nominees Pty Ltd	88,027,953	4.83
RBC Global Services Australia Nominees Pty Ltd	59,849,448	3.29
December 1, 2003
J P Morgan Nominees Australia Ltd	250,872,670	14.05
National Nominees Ltd	220,520,868	12.35
Westpac Custodian Nominees Ltd	211,004,977	11.82
December 2, 2002
Chase Manhattan Nominees Ltd	211,127,137	14.01
National Nominees Ltd	193,410,333	12.83
Westpac Custodian Nominees Ltd	141,693,653	9.40

(1)          The nominee companies indicated hold shares on behalf of other beneficial owners none of which are to our knowledge beneficially entitled to more than 5% of our ordinary shares.

At December 2, 2004, there were no entries in the Register of Substantial Shareholdings (5% or more of the votes attached to voting shares).

At December 2, 2004, 1,758,332,235 ordinary shares representing 96.57% of our total ordinary share capital were held by 234,276 record holders with registered addresses in Australia.

The following table outlines the total number of ordinary shares and share options in ANZ owned by our directors and executive officers as at December 2, 2004:

Title of Class	Identity of Group	Amount of Shares/Options Owned	% of Class
Ordinary shares – fully paid	Directors and Executive Officers (26 persons)	5,442,770	0.2989%
Share options over ordinary shares	Directors and Executive Officers (15 persons)	7,813,205	19.9405%

As at December 2, 2004, no individual director or executive officer beneficially owned more than 1% of the outstanding share capital of the Company.

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

Change in Control

There are no arrangements known to ANZ, the operation of which may at a subsequent date result in a change in control of ANZ.

Related Party Transactions

All related party loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and entities, and did not involve more than the normal risk of collectability or present other unfavorable features.

More detailed information regarding related party disclosures is contained in Note 52, 53 and 54 to the Financial Report.

Item 8: Financial Information

For financial information refer to Attachment 1.

Legal Proceedings

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Dividend Distribution Policy

The Board of Directors of the Company will determine and declare the amount and timing of dividend distributions to shareholders based on the financial performance and financial position of the Group.

Item 9: The Offer and Listing

Our principal ordinary share listing and quotation is on the Australian Stock Exchange Limited (the “Australian Stock Exchange”, “ASX”). Our ordinary shares are also quoted on the New Zealand Stock Exchange.  Our ANZ stapled exchangeable preferred securities (“ANZ StEPS”) are listed on the ASX and the ANZ Euro Hybrid Capital, on the Luxembourg Stock Exchange.

American Depositary Receipts

Our ordinary shares are traded in the United States by means of American Depositary Receipts (“ADRs”). We entered into a Deposit Agreement dated December 9, 1988 with The Bank of New York. The Bank of New York, acting as depositary, issues ADRs. Each ADR represents an American Depositary Share (“ADS”), which in turn represents five ANZ ordinary shares. This agreement was amended to permit listing of the ADRs on the New York Stock Exchange, Inc. (“NYSE”), and on December 6, 1994 trading of the ADRs commenced on the NYSE. At December 2, 2004, 571,059 ADRs representing 2,855,295 or 0.16% of our ordinary shares were outstanding and there were 42 record holders of ADRs.

The following table sets out, for the calendar periods indicated, the high and low market quotations for both our ordinary shares as reported by the Australian Stock Exchange and our ADRs as quoted on the NYSE.

		Per Ordinary Share ($)		Per ADR (USD)
		High	Low	High	Low
Year ended
2000	September	12.87	9.18	38.56	30.06
2001	September	16.71	12.63	45.40	33.25
2002	September	19.70	15.23	57.90	39.80
2003	September	18.45	15.01	64.29	46.83
2004	September	19.44	15.94	73.50	60.50
Quarter ended
2002	March	17.80	16.28	47.83	44.10
2003	March	17.24	15.01	54.00	47.10
	June	18.45	16.82	64.29	53.30
	September	17.90	16.66	63.72	56.55
	December	18.03	15.94	67.03	60.75
2004	March	19.40	17.35	72.82	66.65
	June	19.44	17.45	73.50	60.50
	September	19.14	17.65	69.24	62.41

Month ended	June	18.72	17.91	65.50	62.82
	July	18.35	17.65	66.69	62.41
	August	18.47	17.68	65.55	63.34
	September	19.14	18.33	69.24	63.98
	October	20.40	19.02	76.71	69.40
	November	20.95	19.47	80.45	75.71

Capital Securities

On March 4, 1993, we completed an underwritten public offering in the United States of USD258.8 million (aggregate principal amount) of 9 1/8% Capital Securities (“Capital Securities”).  These Capital Securities were listed on the NYSE, which is the principal market in the United States for the trading of the Capital Securities.

The securities were redeemed at par on March 4, 2003 in accordance with an option held by us as part of the issue items.

The following table sets out the high and low market quotations per USD25 principal amount of Capital Securities as quoted on the NYSE.

		High	Low
Year ended
1999	September	28.030	26.130
2000	September	26.440	22.000
2001	September	27.290	24.800
Quarter ended
2001	December	27.150	25.930
2002	March	27.150	25.650
	June	27.220	25.750
	September	27.290	25.930
	December	26.100	25.250
2003	March	25.810	25.350

Preference Shares

In 1998, we issued 124,032,000 fully paid non-converting non-cumulative preference shares for USD6.25 per share in 1998 raising capital of USD775 million via two (1) Trust Securities Issues.

Date of issue	Number of shares	Price (USD)	Capital (USD)	Trust distribution per annum	Maturity
September 23, 1998	64,016,000	6.25	400 million	8.00%	2047
November 19, 1998	56,016,000	6.25	350 million	8.08%	2048
November 24, 1998 (1)	4,000,000	6.25	25 million	8.08%	2048

(1)          On November 24, 1998 the underwriters exercised an option on the November 19, 1998 issue resulting in a further 4,000,000 shares being issued, giving a total of 60,016,000 shares issued for USD375 million.

The Trust Securities were mandatorily exchangeable for the preference shares issued by us and carried an entitlement to a non-cumulative trust distribution per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carried no present entitlement to dividends. Distributions to investors in the Trust Securities were funded by income distributions made by the Group.

Upon maturity of the Trust Securities, investors would have mandatorily exchanged the Trust Securities for the preference shares and thereupon the preference shares carried an entitlement to non-cumulative dividends at the Trust distribution rate payable quarterly in arrears. The mandatory exchange of Trust Securities for preference shares may have occurred earlier at our option or in certain specified circumstances including default, breach of APRA capital adequacy limits and appointment of a liquidator.

With the prior consent of APRA, the preference shares were redeemable at our option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities ceased on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

On December 12, 2003 we exercised our option to buy-back for cash both tranches of preference shares.

Item 10: Additional Information

Any public documents referred to in this Annual Report on Form 20-F may be inspected by contacting the Company Secretary on (613) 9273 5555 or in writing to the Company Secretary, 100 Queen Street Melbourne, Victoria, 3000 Australia.

Exchange Controls and Limitations Affecting Security Holders

There are currently no Australian Exchange Control regulations in force which restrict the payment of dividends, interest or other remittances to holders of our securities, other than in relation to holders who are among or are connected with the following countries or groups, which categories are referred to below as “Proscribed Entities”:

(a)          the previous Government of Iraq (as defined in the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 of the Commonwealth of Australia), the former President of Iraq, Saddam Hussein, and senior officials of the previous Government of Iraq;

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

Australian Taxation

The following discussion is a summary of the Australian taxes generally applicable to United States (US) holders of ADRs or Capital Securities.  The summary does not purport to be a complete technical analysis, and does not address the Australian taxes applicable to special classes of US holders.  Except as otherwise noted, the statements of Australian tax laws are as of the date of this Annual Report, including the Australia, United States income tax convention in force, and are subject to any changes in law occurring after that date.

ADSs - Australian taxation

Distributions

In accordance with Article 10(2) of the Australia/United States income tax convention (the treaty), dividends derived by a nonresident of Australia who is a resident of the US may be taxed in Australia.  The tax is limited to 15% of the gross amount of the dividends (unless the dividend is attributable to a permanent establishment or fixed base in Australia, in which case, a 30% rate may apply).

Pursuant to a recent treaty protocol that took effect July 1, 2003, further limitations on the dividend withholding rate can apply for 10% or greater shareholdings.  In all other cases, the 15% rate limit will continue to apply.

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

Consequently, the portion of the dividend paid to US residents which is not franked nor sourced from a FDA by an Australian resident company will be subject to Australian dividend withholding tax as above.  The payment of unfranked dividends (other than those paid out of a FDA) to a US resident is made net of the withholding tax.  The Australian income tax legislation does not allow shareholders to elect to be paid dividends on a franked or an unfranked basis.

With effect from July 1, 2001, new legislation classifies certain holdings as either equity or debt.  A holding that is classified as equity will be frankable, whereas a holding that is classified as debt will not be frankable. ADR’s would be classified as equity on the basis that the return is contingent on ANZ’s performance or is at the discretion of ANZ.

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

Generally speaking, shares or rights to acquire shares in Australian resident public companies sold by US residents are exempt from capital gains tax in Australia.  However, in accordance with Section 136-25 of the Australian Income Tax Assessment Act 1997, the disposal of such shares or rights shall be held to have the necessary connection with Australia and subject to capital gains tax if they have at any time been used by the taxpayer in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia.  Capital gains tax will also apply where the sale of shares or rights in an Australian resident public company has occurred where the vendor and the vendors’ associates held 10% or more of the issued capital of the Company any time within 5 years prior to the time of sale.  The Australian Taxation Office takes the view that profits taxed under the capital gains tax regime are not entitled to the protection of Article 7 of the Australia/United States income tax convention.

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

Capital Securities

Distributions

A US holder of Capital Securities will not incur or become liable for any Australian income tax (including Australian withholding tax on income produced by holding such Capital Securities).  No Australian taxes or duties will be liable to be deducted in respect of payments (including additional amounts, if any) to that US holder provided that the conditions of Section 128F of the Australian Income Tax Assessment Act 1936 are, and continue to be, satisfied.  If we were at any time compelled by law to withhold or deduct an amount in respect of any present or future tax or duty imposed, or levied by any Australian taxing authority on a payment (including on any premium payable on redemption of any Capital Securities) we would be required to pay to a US holder additional amounts in respect of the tax or duty (subject, in certain circumstances, to our right to redeem for tax reasons).

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

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes.  The implementation date for the ANZ tax consolidated group is October 1, 2003.

Calculations at September 30, 2004 have been based on legislation enacted to date.  These calculations have resulted in no material adjustment to the consolidated tax expense or consolidated deferred tax balances for the year ended September 30, 2004.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a US holder (as defined below) of owning ordinary shares or ADSs.  It applies only to persons who hold ordinary shares or ADSs as capital assets for tax purposes.

This section does not apply to any member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of our voting stock, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a US holder (as defined below) whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect, as well as on the Treaty.  These laws are subject to change, possibly on a retroactive basis.  In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A US holder is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, a domestic partnership, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Distributions

A US holder of ordinary shares or ADSs is subject to United States federal income tax on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined under United States federal income tax principles).  Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided that such holder holds the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income.

US holders must include any Australian tax withheld from the dividend payment in their gross income even though they do not in fact receive it.  The dividend is taxable when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into US dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the US holder includes the dividend payment in income to the date the US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The exchange gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against a US holder’s United States federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.  To the extent a refund of the tax withheld is available under Australian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder’s United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally dividends paid in taxable years beginning before January 1, 2007 will be “passive” or “financial services” which in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to US holders.

Dispositions

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in those ordinary shares or ADSs.  Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Constitution

The following is a summary of the key aspects of the Constitution.

Objects and purposes

The Company was registered in the state of Victoria, Australia on July 14, 1977 as a public company limited by shares. The Company is registered with the Australian and Securities and Investments Commission (“ASIC”) and its Australian Business Number is 11 005 357 522. The objects and purposes of the Company are not set out in its Constitution. Under the Corporations Act 2001, the Company has the legal capacity and powers of an individual as well as all powers of a body corporate.

Directors

Our Constitution and the Corporations Act 2001 regulate various matters concerning the directors of the Company:

(a) Matters in which the director has a material personal interest

A director who has a material personal interest in a matter that is being considered at a directors’ meeting cannot be present while the matter is being considered at the meeting and may not vote on the matter, except in the following four circumstances permitted by the Constitution and the Corporations Act 2001:

•                  directors who do not have a material personal interest in the matter have passed a resolution identifying the relevant director, the nature and extent of the director’s personal interest and its relation to the affairs of the Company and stating that the remaining directors are satisfied that the relevant director’s material personal interest should not disqualify the director from being present or voting;

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

(b) Compensation of directors

The aggregate remuneration of directors is determined by the Company in general meeting. Subject to that maximum aggregate amount, remuneration is to be divided among the directors as they agree on or, in the absence of agreement, equally. The division of remuneration among directors does not require an independent quorum.

(c) Borrowing power exercisable by directors

Under the Constitution, the directors have exclusive power to manage the business of the Company to the exclusion of the members in general meetings, and may exercise all of the powers of the Company that are not required by the Corporations Act 2001, or the Constitution, to be exercised by the Company in general meeting. The general power granted to the directors includes the power to borrow. These powers can only be altered by an amendment to the Company’s Constitution, which would need to be approved by a special resolution of the Company’s members at a general meeting.

(d) Retirement of directors under an age limit requirement

A director who attains the age of 70 is deemed to have retired from the Company on that day, unless the remaining directors have previously resolved that the director’s retirement will occur at a later date. Directors appointed since 1993 have reached an understanding that he/she will not, in normal circumstances, serve as a director beyond 15 years.

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

Dividends are only payable out of profits of the Company, and a declaration by the directors as to the amount of profits available for payment of a dividend is final and binding on all members. Before paying any dividend, directors must ensure that they are in compliance with Australian prudential standards as to the payments of periodic tier 1 instrument coupon payments out of current year profits - refer “Supervision and Regulation” section.  In addition they may set aside, out of profits of the Company, such reserves as they think proper to be applied at their discretion for any proper purposes, and may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

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

Share rights – TrUEPrS (SM) preference shares

ANZ TrUEPrS were 124,032,000 fully paid non-converting non-cumulative preference shares issued for USD6.25 per share via Trust Securities Issues in 1998.

The Trust Securities were mandatorily exchangeable for the preference shares issued by the Company, and carried an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears.  The Trust Securities were issued by a non-diversified closed end management investment company registered under the US Investment Company Act of 1940.  The preference shares themselves carried no present entitlement to dividends.  Distributions to investors in the Trust Securities were funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors would have mandatorily exchanged the Trust Securities for the preference shares and thereupon the preference shares would have carried an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears. The mandatory exchange of the Trust Securities for the preference shares could have occurred earlier at the Company’s option or in specified circumstances.

With the prior consent of APRA the preference shares were redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities would have ceased on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs related.

On December 12, 2003, the Group bought back its 124,032,000 preference shares issued via Trust Securities Issues for $1,045 million.

ANZ stapled exchangeable preferred securities (“ANZ StEPS”)

On September 23, 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated August 14, 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million). ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of the Company) stapled to a fully paid preference share (issued by the Company).

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin of 100 basis points. At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are subject to certain payment tests (ie APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date. Distributions are expected to be payable on 15 March, June, September and December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking equal or below the preference share component.

On any reset date, ANZ may change certain terms (subject to certain restrictions) including the next reset date, market reset (from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates. The first reset date is September 15, 2008. Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur. On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%. In certain circumstances, the Company may also require exchange other than on a reset date.

Upon the occurrence of an Assignment Event, ANZ StEPS become unstapled. In this case, the note will be assigned from the holder, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with other hybrid capital issues by the Group in all respects. Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

On a winding up of the Company, the rights of ANZ StEPS holders will be determined by the preference share component of ANZ StEPS. Those preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transactions costs arising on the issue of these instruments were recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

An Assignment Event means the occurrence of any of the following events:

(a)          a Liquidation Event in relation to ANZ Holdings (New Zealand) Limited or ANZ;

(b)         a Distribution not being paid in full within 20 Business Days after the relevant Distribution Payment Date;

(c)          the Total Capital Adequacy Ratio or Tier 1 Capital Ratio of ANZ (on a Level 1 basis) or the relevant entities within the Group (on a Level 2 or Level 3 basis) falling below APRA’s then current requirements for 90 continuous days (or any other period specified by APRA);

(d)         ANZ Holdings (New Zealand) Limited no longer being a subsidiary of ANZ;

(e)          APRA requiring that an Assignment Event occur;

(f)            ANZ choosing to have an Assignment Event occur;

(g)         ANZ choosing to Convert or Repurchase ANZ StEPS after the security-holder requires Exchange;

(h)         ANZ requiring Exchange; or

(i)    September 14, 2053.

Exchange is a process through which the investor receives, at ANZ’s choice, a number of Ordinary Shares or $100.00 for each ANZ StEPS.  Rights to Exchange are determined by the Preference Share component of the stapled security.

ANZ Hybrid Capital

On November 26, 2003, we issued 1.1 million fully paid preference shares each with a liquidation preference of USD1,000. The preference shares were issued as part of a two tranche structured hybrid capital raising consisting of:

•                  Tranche I: USD350 million 4.484% trust securities with an initial call date of January 15, 2010; and

•                  Tranche II: USD750 million 5.36% trust securities with an initial call date of December 15, 2013.

We used the proceeds of the capital raising for capital management purposes, including to fund a buy-back of all of the preference shares that were components of  the TrUEPrS and as part of the acquisition financing with respect to the acquisition of NBNZ.

Each trust security represents a “unit”, which consists of:

•                  One of our preference shares, which we refer to as the November 2003 Series I preference shares in the case of Tranche I and the November 2003 Series II preference shares in the case of Tranche II; and

•                  USD1,000 principal amount of notes issued by a New Zealand subsidiary wholly owned by the Group, which we have fully and unconditionally guaranteed on a subordinated basis.

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

Dividend payments on the preference shares and interest payments on the notes, including payments under our guarantee of the notes, are subject to our having sufficient distributable profits and our complying with APRA requirements.  If we do not make a payment when due, subject to certain exceptions, we will not be allowed to make payments on or repurchase any of our securities that rank equal or below the preference shares until we have made two semi-annual dividend payments on the preference shares or have paid an optional dividend, with the approval of APRA.  Our obligations in respect of the preference shares and the guarantee of the notes rank senior to our obligations in respect of our ordinary shares, equal to our obligations in respect of ANZ StEPS and any other equally ranking preference shares and junior to all of our other obligations, including our obligations to our creditors and depositors.

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

Holders of the preference shares are typically not entitled to vote at our general meetings. However, holders of the preference shares are entitled to vote together with the holders of our ordinary shares, to the extent that the ordinary shareholders are entitled to vote, on the basis of one vote per preference share on a limited number of matters, including any proposal to wind us up or any proposal to affect the rights attaching to the preference shares. Holders of the trust securities will be required to instruct the trustee how to vote the preference shares.

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

ANZ Euro Hybrid Capital

On December 13, 2004, we issued 0.5 million fully paid preference shares each with a liquidation preference of €1,000. The preference shares were issued as part of a structured hybrid Tier 1 capital raising where each trust security represents a “unit”, which consists of:

•                  One of the €1,000 fully paid preference shares; and,

•                  €1,000 principal amount of notes issued by a United Kingdom subsidiary wholly owned by the Group, which we have fully and unconditionally guaranteed on a subordinated basis.

The trust securities pay quarterly non-cumulative distributions in arrears equal to the 3 month EURIBOR rate plus a margin of 66bpts. Distributions will be made on 15 March, June, September and December of each year, beginning March 15, 2005. Initially the notes will make interest payments that fund the distributions payable on the corresponding trust securities, while the preference shares will not pay dividends. After December 15, 2014, the trust securities will pay quarterly non-cumulative distributions in arrears equal to the 3 month EURIBOR rate plus a margin of 166bpts, with the additional 100bpts being funded by the preference shares paying a 1% dividend. At any time in our discretion or upon the occurrence of certain other “conversion events”, such as the failure of the trust to fully pay a distribution within 7 business days of the relevant distribution payment date or the business day prior to December 15, 2053, the preference shares that are represented by the relevant trust securities will be distributed to holders in redemption of such trust securities and the notes that are represented by the relevant trust securities will be automatically assigned to a branch of the company. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the trust securities for which the preference shares were distributed.

Dividend payments on the preference shares and interest payments on the notes, including payments under the guarantee of the notes, are subject to our having sufficient distributable profits and complying with APRA requirements. If we do not make a payment on the trust securities when due, then a conversion event will occur. If we do not make a payment on the preference shares when due, subject to certain exceptions, we will not be allowed to make payments on or repurchase any of our securities that rank equal or junior to the preference shares, other than proportional payments on the preference shares and other instruments that rank equally with the preference shares, until we have made four consecutive quarterly dividend payments on the preference shares and or the trust securities or have made an optional dividend payment, with the approval of APRA. Our obligations in respect of the preference shares and the guarantee of the notes will rank senior in our winding up to our obligations in respect of our ordinary shares, equal to our obligations in respect of ANZ StEPS and the USD Hybrid Capital, and junior to all other of our obligations, including our obligations to our creditors and depositors.

Any redemption of the trust securities will require the approval of APRA. With such approval, the trust securities will be redeemed upon the redemption by us of the preference shares, which may occur in whole only prior to the initial call date, December 15, 2014, upon the occurrence of certain tax or regulatory events and in whole or in part at any time on or after the initial call date.

Holders of the preference shares are typically not entitled to vote at our general meetings. However, holders of the preference shares are entitled to vote together with holders of other preference shares and our ordinary shares, to the extent that ordinary shareholders are entitled to vote, on the basis of one vote per preference share on a limited number of matters, including any proposal to wind us up or any proposal to affect the rights attaching to the preference shares. In these circumstances holders of the trust securities will be required to instruct the trustee how to vote the preference shares.

Convening of and admission to general meetings

The Board may call a meeting of the Company’s shareholders. The directors must call and arrange to hold a general meeting of the Company if requested to do so by shareholders who hold at least 5% of the votes that may be cast at the general meeting or 100 shareholders entitled to vote at a general meeting. Shareholders who hold at least 5% of the votes that may be cast at the general meeting may also call and arrange to hold a general meeting of the Company at their own expense.

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

Material Contracts

There have been no material contracts entered into during the year by the Group other than the previously reported acquisition of NBNZ Holdings.

Documents on Display

Any public documents referred to in this Annual Report on Form 20-F may be inspected by contacting the Company Secretary on (613) 9273 5555 or in writing to the Company Secretary, 100 Queen Street Melbourne, Victoria, 3000 Australia.

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

Risk Management

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.  It also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity.

The Board of Directors, through the Risk Management Committee (a Committee of the Board), has responsibility for oversight of market risk within the Group.  Routine management of market risk is delegated to two senior management committees chaired by the Chief Financial Officer. The Credit and Trading Risk Committee (CTC) is responsible for traded market risk, while the Group Asset and Liability Committee (GALCO) is responsible for non-traded market risk (or balance sheet risk).

The CTC monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. The GALCO oversees, reviews and approves hedging strategies for Balance sheet and revenue hedging; reviews and approves capital management activities, and its responsible for authorising the balance sheet risk limit framework.

Derivatives Activities are conducted within the Capital Markets and Foreign Exchange trading businesses for trading purposes; and by Group Treasury for hedging/balance sheet management purposes.

The Value at Risk (VaR) Measure

A key measure of market risk is Value at Risk (VaR).  VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

The confidence levels used are such that there is 97.5% or 99% probability that a potential loss will not exceed the VaR estimate on any given day.  The 99% confidence level encompasses a wider range of potential outcomes.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation. The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated supplementary Detailed Control Limits to measure and manage traded and non-traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risk

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Derivatives Activities

The Capital Markets and Foreign Exchange businesses trade in off-balance sheet instruments within the constraints of the Market Risk Trading Policy.  ANZ does not actively engage in proprietary trading; however, routine risk taking arising on the back of customer transactions is permitted within specific trading book limit structures.

The Capital Markets business trades in interest rate derivatives (forward rate agreements, swaps, futures, vanilla and exotic options) and credit instruments.  The Foreign Exchange businesses trade in spot and forward FX, vanilla and exotic FX options, precious and base metals, soft commodity forwards, futures and options.

The Bank’s Traded Market Risk policy establishes guidelines and parameters for off-balance sheet derivative activities.

Credit Derivatives in the Trading Book

Capital Markets trade in credit default swaps (CDS) as part of its credit trading business.  Counterparties are limited to banks with internal equivalent of S&P rating A- or above and ANZ-created special purpose vehicles as conduits to managed funds or fund managers where collateral is held.

Reference securities underlying CDS are limited to those issued by Australian and New Zealand registered entities, or those denominated in AUD or NZD where the issuer is registered in other jurisdictions and is rated no worse than S&P BBB/A3.   The Trading Book is limited to holding unhedged sold credit derivative positions for 90 days, after which reference entity credit exposures are recorded for the full face value of the CDS (in line with Banking Book credit treatment).

Limit monitoring

Trading limits are independently established and monitored daily by Group Market Risk, within parameters delegated by the Board’s Risk Management Committee.  In addition to VaR limits, Cumulative Loss Limits and Detailed Control Limits are in place. Detailed Control Limits address risks such as, foreign exchange open positions, Vega and interest rate sensitivities.  All limit excesses are reported to management in accordance with delegations contained in the Traded Risk Policy.

Group Market Risk also performs daily stress testing on all trading portfolios. These scenarios measure the potential impact on profit and loss from a series of extreme market moves.

Trading management receives daily reports and commentary of risk exposures for all portfolios - these reports are produced by Group Market Risk.  On a monthly basis, Group Market Risk produces a summary report to the CTC that presents risk and financial performance data for all trading areas, along with any other significant issues that warrant discussion.  The Board’s Risk Management Committee also receives regular reporting and commentary on the risk in the Trading Book.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centers.

		High for	Low for	Average for		High for	Low for	Average
	As at	period	period	period	As at	period	period	period
	Sep 04	Sep 04	Sep 04	Sep 04	Sep 03	Sep 03	Sep 03	Sep 03
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.5	2.0	0.3	0.7	1.4	2.0	0.3	0.8
Interest rate	1.5	2.1	0.6	1.1	1.1	2.1	0.5	1.0
Diversification benefit	(0.7)	(1.6)	(0.1)	(0.4)	(0.8)	(1.5)	(0.1)	(0.5)
Total	1.3	2.5	0.8	1.4	1.7	2.6	0.7	1.3

		High for	Low for	Average for		High for	Low for	Average
	As at	period	period	period	As at	period	period	period
	Sep 04	Sep 04	Sep 04	Sep 04	Sep 03	Sep 03	Sep 03	Sep 03
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 99% confidence
Foreign exchange	0.9	2.8	0.4	1.0	1.6	3.2	0.5	1.3
Interest rate	1.8	2.8	0.8	1.5	1.4	3.0	0.9	1.7
Diversification benefit	(0.9)	(2.2)	(0.2)	(0.6)	(0.8)	(2.6)	(0.4)	(0.9)
Total	1.8	3.4	1.0	1.9	2.2	3.6	1.0	2.1

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses, as well as for the Total Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

As can be seen from the above table, levels of risk in ANZ’s Trading Books continue to be low, a continuation of the risk profile in 2003 and in line with management’s focus on de-risking the organization.  VaR over the last two years is approximately a third of levels in 2000.  Stress testing levels reflect a similar trend, and indicate that the Trading Book does not contain any material levels of sold deep-out-of-the-money options that create market risk not reflected in VaR results.

Despite heightened demand for qualified market risk professionals, given events in the industry over the last 12 months, ANZ has retained all key staff in the independent Group Market Risk team, who continue to have a strong presence with the trading units of the Group.

Non-Traded Risk Management (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk, to hedge the market value of the Group’s capital and to protect future earnings from exchange rate movements.

Balance Sheet Risk Management

The balance sheet risk management process embraces the management of non-traded interest rate risk, liquidity and risk to capital and earnings as a result of exchange rate movements.  Group Treasury, a specialist balance sheet management unit, manages these risks and is overseen by the GALCO and specialists within Group Market Risk.

A key objective of balance sheet management is to produce strong and stable net interest income over time. ANZ uses simulation models to quantify the potential impact of interest rate changes on earnings.

Hedging is implemented under strictly monitored limit delegations.  Additionally, GALCO is regularly updated on material hedging strategies and all net risk positions.   All instruments used are approved for use, under specific dealer mandates, by Group Market Risk.

For hedging purposes ANZ principally uses forward rate agreements, futures contracts, options, interest rate swaps, currency swaps and cross currency interest rate swaps. ANZ uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign denominated assets and liabilities and future revenue streams.

A derivative instrument qualifies as a hedge where it has been entered into for the purpose of mitigating the impact of a change in interest rates on net interest income, or the effect of a change in rates of exchange for foreign currency amounts when translated to AUD. The derivative instrument must reduce an identified exposure and must continue to be effective in reducing that exposure until the hedging instrument is closed out, terminated, exercised or expires. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

All derivative instruments used for hedging purposes must be designated as a hedge in our accounting records at the time of entering the transaction.

Interest Rate Exposures

Interest rate risk in the balance sheet relates to the potential for changes in market interest rates to have an adverse impact on the Group’s future net interest income. This risk arises from two principal sources: mismatching the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities (NBIs) in interest bearing assets.

Generally, internal mismatch risk can be minimised (but not completely eliminated) by matching the repricing terms of assets and liabilities.  The investment of capital and other NBIs in assets - key components of the Bank’s “external” risk position - generate an open interest rate exposure which is managed to optimise net interest income and, ultimately, shareholder value.  If the risk profile cannot be appropriately managed by matching the repricing terms of assets and liabilities, the Bank uses derivatives to hedge residual interest rate risk.

Management of exposure to interest rates across the group is coordinated centrally by Group Treasury and executed on an individual country basis.  GALCO, via Group Market Risk reporting, monitors individual interest rate risk exposures to ensure that the Bank’s aggregate exposure is contained within policy guidelines and approved limits set by the Risk Management Committee.

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term.  Interest rate risk is monitored and reported using three principal measures: VaR, scenario analysis (to a 1% shock) and interest rate sensitivity gap analysis.

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

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity though closely matching the maturing of the loans and deposits.  Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

The bulk of the Group’s loan/deposit mix is priced on a floating rate basis, with the mix of repricing maturities influenced by the underlying needs of customers.  Risk levels reflect a declining trend over the last twelve months, in general a reflection of flat yield curves in AUD and USD that existed over the period.

a)             VaR Interest Rate Risk

		High for	Low for	Average for		High for
	As at	period	period	period	As at	period
	Sep 04	Sep 04	Sep 04	Sep 04	Sep 03	Sep 03
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Total ANZ	21.0	37.2	21.0	29.5	24.4	59.3

b)             Scenario Analysis - 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months. This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years - expressed as a percentage of reported net interest income. The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months. Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2004	2003
Impact of 1% Rate Shock
As at September 30	1.48%	1.67%
Maximum exposure	1.53%	1.67%
Minimum exposure	(0.09)%	(0.86)%
Average exposure	0.69%	0.54%

c) Interest Rate Sensitivity Analysis

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

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand.  In these centers, a balance sheet simulation process supplements this static gap information.  This allows the net interest income outcomes of a number of different scenarios - with different market interest rate environments and future balance sheet structures - to be identified.  This enables the Group to more accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

The following table represents the interest rate sensitivity as at September 30, 2004 of the Group’s assets, liabilities and off balance sheet instruments repricing in the periods shown.

		Between	Between	Between		Not
	Less than	3 months and	6 months and	1 year and	After	bearing
At September 30, 2004	3 months	6 months	12 months	5 years	5 years	interest	Total
	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Liquid assets and due from other financial institutions	8,030	788	508	823	6	989	11,144
Trading and investment securities	8,326	1,261	1,538	1,667	293	139	13,224
Net loans and advances	147,883	8,415	12,914	36,740	673	(1,663)	204,962
Other assets	383	134	127	607	5	28,759	30,015
Total assets	164,622	10,598	15,087	39,837	977	28,224	259,345
Certificates of deposit and term deposits	54,245	7,596	4,574	4,199	7	—	70,621
Other deposits	53,843	843	1,648	4,997	—	7,927	69,258
Other borrowings and due to other financial institutions	27,733	2,784	2,844	1,805	7	854	36,027
Other liabilities	127	151	186	749	166	28,058	29,437
Bonds, notes and loan capital	18,738	2,474	962	9,955	3,948	—	36,077
Total liabilities	154,686	13,848	10,214	21,705	4,128	36,839	241,420
Shareholders’ equity and outside equity interests	—	—	—	—	—	17,925	17,925
Off balance sheet items affecting interest rate sensitivity	6,655	3,114	(8,887)	(4,777)	3,895	—	—
Interest sensitivity gap
– net	16,591	(136)	(4,014)	13,355	744	(26,540)	—
– cumulative	16,591	16,455	12,441	25,796	26,540	—	—

For more detail on interest rate sensitivity refer to Note 36 to the Financial Report.

Foreign Currency Exposures

ANZ manages its structural foreign exchange exposures within the context of an overall capital and earnings strategy.  Foreign currency capital and earnings are not automatically hedged as they form part of a diversified portfolio of assets.  However, certain exposures may be hedged to protect the capital ratio or where the GALCO has a strong medium term view that the foreign currency is overvalued.

The table below shows the aggregate amounts of our balance sheet financial instruments denominated in currencies other than Australian dollars. (These have been translated at the September 30, 2004 exchange rates used for our financial reporting).

					Total
					non-AUD
Year ended September 30, 2004	NZD	USD	GBP	Other	exposure
	AUD$M	AUD$M	AUD$M	AUD$M	AUD$M
Assets
Liquid assets	2,051	2,134	279	460	4,924
Due from other financial institutions	1,965	1,890	51	344	4,250
Trading securities	622	—	—	93	715
Investment securities	966	1,695	645	818	4,124
Net loans and advances	56,680	9,471	914	3,129	70,194
Customers’ liability for acceptances	—	58	—	3	61
Other financial assets	2,646	7,744	298	1,280	11,968
Total	64,930	22,992	2,187	6,127	96,236
Liabilities
Due to other financial institutions	961	2,874	296	1,308	5,439
Deposits and other borrowings	41,634	24,523	1,699	3,901	71,757
Liability for acceptances	—	57	—	3	60
Bonds and notes	667	4,718	3,896	17,343	26,624
Loan capital	794	3,555	1,506	1,389	7,244
Other financial liabilities	10,660	2,937	140	300	14,037
Total	54,716	38,664	7,537	24,244	125,161

Information on fair values is contained in Note 37 to the Financial Report and information on contract terms is contained in Notes 9, 10, 12, 13, 22, 23, 24, 28 and 29 to the Financial Report.

Further details on our foreign exchange derivative financial instruments are contained in Note 35 and 38 to the Financial Report.

Foreign Currency Related Risks

A proportion of the Bank’s Capital is invested in its offshore operations and is denominated in a variety of foreign currencies. Movements in foreign exchange rates impact the AUD value of this capital.  The resultant gains or losses directly affect the level of the Group’s shareholders’ equity; net assets per share and the Group’s Tier 1 capital adequacy ratio.  Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

Subject to Policy guidelines, GALCO has the authority to hedge foreign currency capital exposures when the capital ratio is at risk and to achieve equilibrium between foreign currency capital and risk weighted assets.

Capital related hedge contracts outstanding at September 30, 2004 were USD27 million, GBP157 million and NZD nil.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units.   Movements in foreign exchange rates may impact reported Group results.  As a result, under terms dictated by the Bank’s Foreign Exchange Policy, foreign currency earnings for approved future periods may be hedged.

Hedging decisions are made within the context of the Bank’s capital and earnings management strategy prevailing at the time and over a medium term time horizon (ie, 3 to 5 years).

The main instruments utilised to hedge the Group’s foreign exchange exposures are unhedged foreign currency denominated borrowings; and forward foreign exchange transactions involving a sale of foreign currency.

All hedging strategies relating to future foreign exchange earnings are specifically approved by GALCO.  Hedge positions and outcomes are also routinely reported to GALCO.

The most material stream of non-AUD earnings relate to the Group’s New Zealand subsidiaries.  This is reflected in the hedging undertaken to protect future earning from currency exposure.  The scale of the hedging that has been undertaken reflects, on a descending volume basis, forecast future earnings over a number of years.

This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.

Revenue related hedge contracts outstanding at September 30, 2004 were USD26 million and NZD3,691 million.  During the year NZD2.4 billion hedges of NZD revenue were put in place to lock in historically high NZD exchange rates.  The NZD3,691 million is hedging approximately $1.1 billion of NZD revenue in each of the 2005, 2006 and 2007 years.

The risk relating to the timing mismatch non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

Foreign Currency Investments in Subsidiaries and Associates

If required, the foreign currency exposures arising from non-AUD investments in overseas branches and subsidiaries are managed by Group Treasury using foreign exchange forward contracts and cross currency back-to-back lending.  Foreign currency exposures may be matched on a currency by currency basis to hedge the impact of foreign exchange rate changes, provided the hedging can be implemented in a cost effective manner.

Movements arising on these foreign exchange exposures impact reserves (see foreign currency translation reserves on page 27 of the Financial Report). Exposures are reviewed on a regular basis by GALCO.

Further key market risk information is contained in Notes 35, 36, 37 and 38 to the Financial Report and in “Operating and Financial Review and Prospects”.

Liquidity Risk

The liquidity management process ensures that funds are available at all times to meet maturing obligations as they fall due. Our policy establishes daily liquidity management practices as well as scenario-based guidelines to monitor future liquidity flows under both normal operating conditions and in the event of an ANZ-specific liquidity crisis.

To assist with routine and crisis liquidity management and to support payment system activities, the Bank holds a portfolio of high quality, readily saleable assets.  The interest rate risk on this portfolio is hedged to minimise any potential impact to the Bank’s net interest income.

Further liquidity information is contained throughout the Financial Report, and within the Financial Review section of this document.

Credit Derivatives in the Banking Book

ANZ’s banking book purchases credit protection in order to hedge names for which ANZ has large exposures.  Selling credit protection occurs to a limited extent, in order to further diversify ANZ’s exposure and manage the portfolio profile.  All credit derivative activity in the Banking Book is managed through a specialized Portfolio Management team, under clearly defined policies and procedures established by Group Risk Management via Board-delegated authorities.  Oversight is maintained via the Portfolio Management Committee, which is made up of various executives from both business units and from Group Risk Management.

In addition to direct use of credit derivatives for Portfolio Management, ANZ holds investments in three structured transactions. Each of these investments is in the amount of USD250 million, where ANZ has indirect exposure to a sold “First-to-Default” basket of credit derivatives in the amount of USD500 million, with a first-loss limit of USD250 million. The underlying exposures are to a highly diversified group of 67 names, with no individual aggregate exposure in excess of USD60 million. As with credit derivative activity associated with Portfolio Management, these exposures are independently monitored by Group Market Risk, with key trigger points established to proactively manage the risk. To date, credit protection totalling USD93 million has been purchased as a hedge against 5 of the underlying names.

Accounting for Derivative Instruments

The Group complies with SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ in its US GAAP reconciliation. SFAS 133 requires all derivatives to be recognized on balance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of profit and loss, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges. Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognized in the US GAAP reconciliation may not be indicative of the Group’s risk profile.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 36 to the Financial Report, and the information on hedging derivatives provided in note 38: Derivative Financial Instruments to the Financial Report. The accounting for derivatives under Australian GAAP is outlined in note 38 to the Financial Report.

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of profit and loss, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any in effectiveness in the hedge recognized in the US GAAP statement of financial performance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognized in the US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The net gain/(loss) after tax in the net income according to US GAAP recognized during the September 2004 year due to fair value and cashflow hedge ineffectiveness (in respect of qualifying hedges) or non compliance is $(28) million (2003: ($57) million; 2002: $10 million) and ($35) million (2003: $24 million; 2002: ($22) million) respectively.

Item 12: Description of Securities other than Equity Securities

None

Item 13: Defaults, Dividend Arrearages and Delinquencies

None

Item 14: Material Modifications to the Rights of Security Holders and use of Proceeds

None

Item 15: Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

For 2004, the Group performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the annual report on Form 20-F and filed with the US Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.  The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedure, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Based on the foregoing, the Group’s management, including our Chief Executive Officer and our Chief Financial Officer, concluded that the Group’s disclosures controls and procedures were effective as of September 30, 2004.

Internal Controls

There have been no changes in the Group’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

Refer to Item 7 pages 113 and 118.

Item 16B: Code of Ethics

Refer to Item 7 pages 116 to 117.

Item 16C: Fees Paid to Accountants and Pre-approved Policies and Procedures

Refer to Item 7 pages 118 to 121.

Item 17: Financial Statements

Not applicable as Item 18 complied with.

Item 18: Financial Statements

See attached for Australia and New Zealand Banking Group Limited Financial Report and Consent of KPMG.

Item 19: Exhibits

Exhibit 4

Exhibit 4.1      Employment contracts

4.1.1           Mr R Moore

4.1.2           Mr S Targett

4.1.3           Sir J Anderson

4.1.4           Mr J McFarlane

4.1.5           Mr G Miller

4.1.6           Mr P Hodgson

Exhibit 8 – Subsidiaries

Exhibit 12

Exhibit 12.1            302 Certification by Chief Executive Officer

Exhibit 12.2            302 Certification by Chief Financial Officer

Exhibit 13

Exhibit 13.1            906 Certification by Chief Executive Officer

Exhibit 13.2            906 Certification by Chief Financial Officer

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Registrant)

By:	/s/ P R Marriott

P R MARRIOTT

Chief Financial Officer

Date: December 17, 2004

Index to Exhibits

Exhibit 4

Exhibit 4.1      Employment contracts

4.1.1                                  Mr R Moore

4.1.2                                  Mr S Targett

4.1.3                                  Sir J Anderson

4.1.4                                  Mr J McFarlane

4.1.5                                  Mr G Miller

4.1.6                                  M P Hodgson

Exhibit 8 – Subsidiaries

Exhibit 12

Exhibit 12.1            302 Certification by Chief Executive Officer

Exhibit 12.2            302 Certification by Chief Financial Officer

Exhibit 13

Exhibit 13.1            906 Certification by Chief Executive Officer

Exhibit 13.2            906 Certification by Chief Financial Officer

FINANCIAL REPORT

CONTENTS

Directors’ Report
Remuneration Report
Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Investment Securities
13	Net Loans and Advances
14	Impaired Assets
15	Provisions for Doubtful Debts
16	Customers’ Liabilities for Acceptances
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Outside Equity Interests
32	Capital Adequacy
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Market Risk
36	Interest Sensitivity Gap
37	Net Fair Value of Financial Instruments
38	Derivative Financial Instruments
39	Securitisation
40	Life Insurance
41	Segment Analysis
42	Notes to the Statements of Cash Flows
43	Controlled Entities
44	Associates
45	Interests in Joint Venture Entities
46	Fiduciary Activities
47	Commitments
48	Contingent Liabilities, Contingent Asset and Credit Related Commitments
49	Superannuation Commitments
50	Employee Share and Option Plans
51	Directors and Specified Executives Remuneration and Share Option Disclosures
52	Directors and Specified Executives Related Party Transactions
53	Directors of Controlled Entities of the Company - Related Party Transactions
54	Transactions with Associates and Joint Venture Entities - Related Party Disclosures
55	US GAAP Reconciliation
56	Exchange Rates
57	International Financial Reporting Standards
58	Events Since the End of the Financial Year

Directors’ Declaration
Auditors’ Report
Critical Accounting Policies
Risk Management
Financial Information

1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts - Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

There have been some additional immaterial disclosures made from the Financial Report published on 4 November 2004 to comply with US requirements. These additional disclosures have impacted notes 1, 12, 38, 48 and 55.

DIRECTORS’ REPORT

The directors present their report together with the Financial Report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2004 and the Auditors’ Report thereon. The information is provided in conformity with the Corporations Act 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year were general banking, mortgage lending, leasing, hire purchase and general finance, international and investment banking, nominee and custodian services, executor and trustee services and through its joint venture ING Australia Limited (INGA) and ANZ National Bank Limited, life insurance and wealth management.

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2004, the Group had 1,190 points of representation.

RESULT

•  Profit - Consolidated net profit after income tax attributable to shareholders of the Company was $2,815 million, an increase of 20% over the prior year.

•  Net loans and advances increased by 37% from $149,465 million to $204,962 million, primarily due to the acquisition of National Bank of New Zealand (NBNZ) and growth in mortgage lending and commercial lending in Australia.

•  Deposits and other borrowings increased by 35% from $124,494 million to $168,557 million primarily due to the acquisition of NBNZ and to fund asset growth.

•  The provision for doubtful debts has been determined using economic loss provisioning (ELP) and is based on the Group’s risk management models. The ELP charge increased 3% from $614 million to $632 million, including $62 million relating to NBNZ.  The current charge reflects a decrease in the ELP rate over the year in line with the Group’s improving risk profile.  This is as a result of growth in low risk domestic assets (principally mortgages), the acquisition of NBNZ, the continued risk reduction strategy covering the overseas portfolio and high risk assets, and a lower Corporate Centre charge reflecting lower unexpected offshore losses.  ANZ’s ELP models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events. The balance is at an appropriate level.

•  Net specific provisions were $443 million, down $84 million from the prior year.  Gross non-accrual loans decreased to $829 million, down from $1,007 million, or 0.4%, down from 0.7%, of net loans and advances. The reductions reflect the strategy to reduce risk in overseas portfolios (not including New Zealand).

Further details are contained in the Chief Financial Officer’s review on pages 12 to 19 of the 2004 Annual Report.

STATE OF AFFAIRS

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

•  Acquisition of the National Bank of New Zealand (NBNZ) - On 24 October 2003, the Company announced it had entered into an agreement to acquire NBNZ and the acquisition was completed on 1 December 2003.  On 26 June 2004, NBNZ was amalgamated with ANZ Banking Group (New Zealand) Limited to create ANZ National Bank Limited.

•  Funding of NBNZ acquisition

•  Renounceable Rights Issue - In November/ December 2003, the Company issued 276,847,766 ordinary shares by way of a 2 for 11 “Renounceable Rights Issue” at $13 per share in the Company, raising $3,562 million (net of issue costs).

•  US Stapled Trust Security Issue - On 27 November 2003, the Company raised USD1.1 billion via the issue of non-cumulative stapled trust securities, to support the capital and funding base of the Group.

•  Trust Securities Issues (TrUEPrS) - On 12 December 2003, the Company bought back its 124,032,000 TrUEPrS that were issued at USD6.25 per share in 1998. Further details are included on page 63 of this 2004 Financial Report.

•  Reduction of Risk - The Company has been actively reducing the overall risk profile of the Group.  Net specific provisions of $443 million were down 16% compared to the prior year. This was below the amount accrued for doubtful debts in the Statement of Financial Performance of $632 million.

Further review of matters affecting the Group’s state of affairs is also contained in the 2004 Annual Report under the Chairman’s Report on pages 8 to 9, the Chief Executive Officer’s Report on pages 10 to 11 and the Chief Financial Officer’s Review on pages 12 to 19.

DIVIDENDS

The directors propose that a final fully franked dividend of 54 cents per fully paid ordinary share be declared on 15 November 2004 and be paid on 17 December 2004. The proposed payment amounts to approximately $983 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

Type	Cents per share	Amount before bonus options $m	Date of payment

Final	51	777	19 December 2003
2003
Interim	47	850	1 July 2004
2004

REVIEW OF OPERATIONS

A review of the operations of the Group during the financial year and the results of those operations are contained in the Chairman’s Report, the Chief Executive Officer’s Report, and the Chief Financial Officer’s Review and Business Performance on pages 8 to 9, 10 to 11, 12 to 19 and 34 to 37 respectively of the 2004 Annual Report.

EVENTS SINCE THE END OF THE FINANCIAL YEAR

•  Merger of ANZ’s trustee business announced with Equity Trustees Limited (announced 12 October 2004);

•  On-market share buyback of at least $350 million pending regulatory approval for a new offshore hybrid equity transaction (announced 26 October 2004); and

•  Sale of London-headquartered project finance activities (announced 26 October 2004).

Other than the items above (these are further described in note 9 of the Concise Report to the 2004 Annual Report on page 86 and note 58 of this Financial Report), no matter or circumstance has arisen between 30 September 2004 and the date of this report that has significantly affected or may significantly affect the operations of the Group in future financial years, the results of those operations or the state of affairs of the Group in future years.

FUTURE DEVELOPMENTS

Details of likely developments in the operations of the Group in future financial years are contained in the Chairman’s Report and the Chief Executive Officer’s Report contained in the 2004 Annual Report. In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

ENVIRONMENTAL REGULATION

The operations of the Group are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. However, the operations of the Group may become subject to environmental regulation when enforcing securities over land.  ANZ has developed policies to appropriately manage such environmental risks.  ANZ has not incurred any environmental liabilities during the year. Further information on ANZ’s environmental framework and practices can be found in the 2004 Annual Report on pages 38 to 39 and on anz.com.

DIRECTORS’ QUALIFICATIONS AND EXPERIENCE

From 1 October 2003 to 31 January 2004, the Board was comprised of seven non-executive directors. Three new non-executive director appointments were made in 2004: Dr Greg Clark on 1 February 2004; and Mr David Meiklejohn and Mr John Morschel on 1 October 2004. These new appointees will be retiring and seeking election at the 2004 Annual General Meeting. Information about these directors is included in the Notice of Annual General Meeting.

At the date of this report, the Board comprises ten non-executive directors who have a diversity of business and community experience and one executive director, the Chief Executive Officer, who has extensive banking experience. The names of directors and details of their qualifications and experience are contained on pages 42, 43 and 47 of the 2004 Annual Report and on anz.com.

Special responsibilities and attendance at meetings by directors, are shown on page 51 of the 2004 Annual Report.

For those directors in office at 30 September 2004, details of the directorships of other listed companies held by each director in the 3 years prior to the end of the 2004 financial year are listed in the 2004 Annual Report on pages 42 and 43.

COMPANY SECRETARIES’ QUALIFICATIONS AND EXPERIENCE

Currently there are three people appointed as Company Secretary of the Company.

Details of their roles are contained on page 51 of the 2004 Annual Report. Their qualifications are as follows:

•  Tim L’Estrange, LLB, BCom, ANZ Group General Counsel and Company Secretary

Mr L’Estrange has a long-standing legal career spanning 25 years. He has significant experience in corporate law. Mr L’Estrange joined ANZ in 2003. Prior to ANZ, he worked closely with Boards and senior management of major corporations, banks and financial institutions. Mr L’Estrange was the National Executive Partner, Litigation and Dispute Resolution of Allens Arthur Robinson and a member of the Board of Management of that firm. He was also Managing Partner of Allen Allen & Hemsley.

•  Peter Marriott, BEc (Hons), ANZ Chief Financial Officer.

Mr Marriott has been involved in the finance industry for more than 20 years. Mr Marriott joined ANZ in 1993. Prior to his career at ANZ, Mr Marriott was a Partner in the Melbourne office of the then KPMG Peat Marwick. He is a Fellow of a number of professional organisations including the Institute of Chartered Accountants in Australia and the Australian Institute of Banking and Finance. He is also a Member of the Australian Institute of Company Directors.

•  John Priestley, BEc, LLB, ANZ Deputy General Counsel and Company Secretary.

Mr Priestley, a qualified lawyer, joined ANZ in 2004.  Prior to ANZ, he had a long career with the Mayne Group as Company Secretary and Group General Manager, Corporate Services responsible for the legal, company secretarial, compliance and insurance functions.

NON-AUDIT SERVICES

The Company’s Relationship with External Auditor Policy states that the external auditor may not provide services that are perceived to be in conflict with the role of the auditor.  These include consulting advice and sub-contracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work.

Specifically the policy:

•  Limits the non-audit services that may be provided;

•  Requires that audit and permitted non-audit services must be pre-approved by the Audit Committee, or pre-approved by the Chairman of the Audit Committee and notified to the Audit Committee; and

•  Requires the external auditor to not commence an audit engagement for the Group, until the Group has confirmed that the engagement has been pre-approved.

The Audit Committee has reviewed a summary of non-audit services provided by the external auditor for 2004, and has confirmed that the provision of non-audit services for 2004 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  This has been formally advised to the Board of Directors.

The external auditor has confirmed to the Audit Committee that they have complied with the Company’s Relationship with External Auditor Policy on the provision of non-audit services by the external auditor for 2004.

The non-audit services supplied by the Group’s external auditor, KPMG, and the amount paid or payable by type of non-audit service during the year to 30 September 2004 are as follows:

Non-audit service	Amount paid/payable $’000
Co-sourced internal audit services(1)	1,260
Tax compliance and related services	628
Controls and process reviews	249
Review of the non-cumulative US Stapled Trust Securities issue	219
NBNZ due diligence oversight	420
Sarbanes-Oxley and International Financial Reporting Standard matters	335
Accounting advice	170
Securitisation review	128
Review of capital raising circulars	73
Other	157
Total	3,639

(1)  The work performed by KPMG was independent of the external audit team and management

The directors are satisfied that the provision of non-audit services by the external auditor during the year to 30 September 2004 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR’S INDEPENDENCE DECLARATION

The Company’s lead auditor has provided a written declaration under Section 307C of the Corporations Act 2001 that to the best of his knowledge and belief, there have been no contraventions of:

•  the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•  the applicable Australian code of professional conduct in relation to the audit.

A copy of this declaration is detailed on page 88 of the 2004 Annual Report. This declaration is incorporated in and forms part of the Directors’ Report.

DIRECTORS AND OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITOR

The following persons are currently officers of the Group and were partners of KPMG at a time when KPMG was the auditor of Australia and New Zealand Banking Group Limited:

•  Ms Margaret Jackson, Non-executive Director (left KPMG in June 1992);

•  Mr Peter Marriott, Chief Financial Officer (left KPMG in January 1993).

CEO/CFO DECLARATION

The Chief Executive Officer and the Chief Financial Officer have given a declaration to the Board concerning the Group’s financial statements under section 295A(2) of the Corporations Act 2001 and recommendations 4.1 and 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

DIRECTORS’ AND OFFICERS’ INDEMNITY

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under the Corporations Act 2001) incurred in the execution and discharge of the officer’s or employee’s duties.

It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role. The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to the Corporations Act 2001 and will not apply in respect of any liability arising from:

•  a claim by the Company;

•  a claim by a related body corporate;

•  a lack of good faith;

•  illegal or dishonest conduct; or

•  non compliance with the Company’s policies or discretions.

The Company has entered into Deeds of Access, Insurance and Indemnity with each of its directors and secretaries and with certain employees and certain other individuals who act as directors of related body corporates or of another company. To the extent permitted by law, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia. Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993.  This indemnity survives the termination of the fund. Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust which is a subsidiary entity, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust, where they are acting in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

Except for the above, neither the Company nor any related body corporate of the Company has indemnified or made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and senior managers of the Company, and directors, secretaries and senior managers of related bodies corporate of the Company. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION POLICY

Details of ANZ’s remuneration policy in respect of the directors and executive officers is detailed in the Remuneration Report on pages 54 to 71 of the 2004 Annual Report and pages 6 to 23 of this Financial Report. Details of the remuneration paid to each non-executive director, the Chief Executive Officer and other specified executives are detailed in the Remuneration Report. The Remuneration Report is incorporated in and forms part of this Directors’ Report.

DIRECTORS’ SHAREHOLDINGS

The directors’ shareholdings, both beneficial and non-beneficial, as at the date of this report in the shares of the Company are detailed in the Remuneration Report.

EXECUTIVE OFFICERS’ SHARE OPTIONS

Details of share options issued over un-issued shares granted to the Chief Executive Officer, senior executives and officers, and on issue as at the date of this report are detailed in the Remuneration Report and note 50 to this 2004 Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate. The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001. This register may be inspected free of charge.

ROUNDING OF AMOUNTS

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 (as amended) pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this Financial Report have been rounded to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode
Charles Goode
Director

/s/ John McFarlane
John McFarlane
Chief Executive Officer

4 November 2004

REMUNERATION REPORT

CONTENTS

Section A. Remuneration Tables

Section B. Non-Executive Directors’ Remuneration

Section C. Remuneration Structure

Section D. Chief Executive Officer’s Remuneration

Section E. Specified Executives’ Contract Terms

Section F. Equity Instruments relating to Directors and Specified Executives

SECTION A.  REMUNERATION TABLES

For the year ended 30 September 2004 details of the emoluments of the directors are set out below (table is continued on page 7):

		PRIMARY(3)
		Cash salary/fees		Long service leave accrued during the year	Value of shares acquired in lieu of cash salary/fees(2)	Associated entity board fees (cash)
		$		$	$	$

Non-executive Directors(1)

CB Goode (Appointed director July1991; appointed Chairman August 1995)	2004	91,000		n/a	338,000	—
Independent Non Executive Director, Chairman	2003	76,000		n/a	274,000	—

G Clark (Appointed February 2004)	2004	86,667		n/a	—	—
Independent Non Executive Director	2003	n/a		n/a	n/a	n/a

JC Dahlsen (Appointed May 1985)(7)	2004	130,000		n/a	—	—
Independent Non Executive Director	2003	110,000		n/a	—	—

RS Deane (Appointed September 1994)	2004	130,000		n/a	—	117,958	(9)
Independent Non Executive Director	2003	110,000		n/a	—	100,996

JK Ellis (Appointed October 1995)	2004	103,000		n/a	27,000	—
Independent Non Executive Director	2003	110,000		n/a	—	—

DM Gonski (Appointed February 2002)	2004	130,000		n/a	—	50,150
Independent Non Executive Director	2003	110,000		n/a	—	42,500

MA Jackson (Appointed March 1994)	2004	130,000		n/a	—	—
Independent Non Executive Director	2003	88,000		n/a	22,000	—

BW Scott (Appointed August 1985) (7)	2004	130,000		n/a	—	24,389
Independent Non Executive Director	2003	110,000		n/a	—	—

TOTAL OF NON-EXECUTIVE DIRECTORS	2004	930,667		n/a	365,000	192,497
	2003	714,000		n/a	296,000	143,496

Executive Director

J McFarlane (Appointed October 1997)	2004	43	(8)	78,211	1,882,831	—
Chief Executive Officer	2003	702,565		23,431	709,685	—

TOTAL OF ALL DIRECTORS	2004	930,710		78,211	2,247,831	192,497
	2003	1,416,565		23,431	1,005,685	143,496

(1)               DE Meiklejohn and JP Morschel commenced as directors on 1 October 2004

(2)               Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to cash bonus, as Non-Executive Directors do not participate in short-term incentive arrangements).  Value reflects the price at which the shares were purchased on market (amortisation not applicable)

(3)               Non-monetary benefits for all directors are nil

(4)               Accrual relates to Directors’ Retirement Scheme.  If each non-executive director had ceased to be a director as at 30 September 2004, the following benefits would have been payable under the Directors’ Retirement Scheme: CB Goode - $1,069,255; G Clark- $33,008; JC Dahlsen - $402,365; RS Deane - $644,116; JK Ellis- $412,058; DM Gonski - $146,725; MA Jackson - $366,690; BW Scott- $389,125. The Directors’ Retirement Scheme is being reviewed and it is currently planned to be discontinued after 30 September 2005

(5)               Details of options and deferred shares granted appear in the Annual Report of the year in which they are granted.  In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (ie the shortest possible vesting period is assumed).  The fair value is determined at grant date and is allocated on a straight-line basis over the shortest possible vesting period.  The fair value is determined using a binomial option pricing model that is explained in section F8.  The amount included as remuneration is not related to nor indicative of the benefit (if any)  that may ultimately be realised should the options become exercisable

		PRIMARY(3)			POST EMPLOYMENT				EQUITY(5)		OTHER(6)
		Committee Fees (cash)	Value of shares acquired in lieu of cash bonus(2)	Primary total	Super contributions		Retirement benefit accrued during the year(4)		Total amortisation of LTI options				Total
		$	$	$	$		$		$		$		$
Non-executive Directors(1)

CB Goode (Appointed director July1991; appointed Chairman August 1995)	2004	—	n/a	429,000	11,297		99,586		n/a		—		539,883
Independent Non Executive Director, Chairman	2003	—	n/a	350,000	10,520		16,996		n/a		—		377,516

G Clark (Appointed February 2004)	2004	10,834	n/a	97,501	7,597		33,008		n/a		—		138,106
Independent Non Executive Director	2003	n/a	n/a	n/a	n/a		n/a		n/a		n/a		n/a

JC Dahlsen (Appointed May 1985)(7)	2004	65,050	n/a	195,050	11,296		74,356		n/a		—		280,702
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		22,430		n/a		—		167,950

RS Deane (Appointed September 1994)	2004	19,500	n/a	267,458	10,321		70,998		n/a		—		348,777
Independent Non Executive Director	2003	—	n/a	210,996	9,900		17,151		n/a		—		238,047

JK Ellis (Appointed October 1995)	2004	52,250	n/a	182,250	11,297		65,780		n/a		—		259,327
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		23,384		n/a		—		168,904

DM Gonski (Appointed February 2002)	2004	16,050	n/a	196,200	11,297		67,227		n/a		—		274,724
Independent Non Executive Director	2003	—	n/a	152,500	10,520		49,078		n/a		—		212,098

MA Jackson (Appointed March 1994)	2004	42,250	n/a	172,250	10,899		56,352		n/a		—		239,501
Independent Non Executive Director	2003	—	n/a	110,000	9,900		(5,562	)(11)	n/a		—		114,338

BW Scott (Appointed August 1985)(7)	2004	30,750	n/a	185,139	11,297		64,839		n/a		—		261,275
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		15,950		n/a		—		161,470

TOTAL OF NON-EXECUTIVE DIRECTORS	2004	236,684	n/a	1,724,848	85,301		532,146		n/a		—		2,342,295
	2003	75,000	n/a	1,228,496	72,400		139,427		n/a		—		1,440,323

Executive Director

J McFarlane (Appointed October 1997)	2004	—	1,850,006	3,811,091	417,000	(10)	—		2,584,880	(12)	90,619	(13)	6,903,590
Chief Executive Officer	2003	—	982,121	2,417,802	87,750		—		2,538,759		—		5,044,311

TOTAL OF ALL DIRECTORS	2004	236,684	1,850,006	5,535,939	502,301		532,146		2,584,880		90,619		9,245,885
	2003	75,000	982,121	3,646,298	160,150		139,427		2,538,759		—		6,484,634

(6)               Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities.  The total premium, which cannot be disclosed because of confidentiality agreements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists

(7)               JC Dahlsen and BW Scott will be retiring as directors on 3 February 2005 and 23 April 2005 respectively

(8)               J McFarlane elected to use almost all his cash salary and bonus to purchase on market deferred shares under the Directors’ Share Plan.

(9)               Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1254 (1.1139 in 2003)

(10)         Includes $300,000 additional employer contribution, agreed as part of contract extension announced 26 October 2004 (refer to section D2)

(11)         In accordance with the ANZ Directors’ Retirement Scheme (explained in section B2), MA Jackson’s Retirement Benefit accrued during the year is shown as negative because the increase in the balance held in the ANZ Staff Superannuation Scheme (for the year ended 30 September 2003) exceeded the increase in other remuneration for the 3 preceeding years (ie from the 3-year period ended 30 September 2002 to the 3-year period ended September 2003)

(12)         Amortisation value of options as a percentage of total remuneration (as shown in the Total column above) was 37% in 2004 (50% in 2003)

(13)         Relates to reimbursement to J McFarlane for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J Mc Far lane’s continuing Australian residency (in accordance with the contractual agreement detailed in section D2)

For the year ended 30 September 2004 details of the emoluments of the top seven executives (Specified Executives), other than the Chief Executive Officer, are set out below and include the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001) and the top executives in the Group by authority (as required by AASB1046) (table is continued on page 9):

		PRIMARY
		Cash salary/fees	Long service leave accrued during the year	Non monetary benefits(1)
		$	$	$
Specified Executives

Sir J Anderson (appointed 1 December 2003)(7)	2004	672,792	—	—
Chief Executive & Director, ANZ National Bank Limited	2003	n/a	n/a	n/a

Dr RJ Edgar	2004	723,651	56,212	31,552
Chief Operating Officer	2003	583,500	2,399	31,144

E Funke Kupper(8)	2004	654,550	10,846	7,277
Group Managing Director Asia-Pacific	2003	654,850	10,865	6,869

BC Hartzer(9)	2004	543,062	15,694	57,091
Group Managing Director Personal Banking	2003	454,072	11,812	65,425

PJO Hawkins	2004	551,625	11,678	7,277
Group Managing Director Group Strategic Development	2003	593,432	11,646	6,869

PR Marriott	2004	728,451	29,098	7,277
Chief Financial Officer	2003	654,850	10,865	6,869

S Targett (appointed 5 May 2004)	2004	305,407	5,101	2,934
Group Managing Director Institutional Financial Services	2003	n/a	n/a	n/a

TOTAL	2004	4,179,538	128,629	113,408
	2003	2,940,704	47,587	117,176

(1)               Non monetary benefits provided to Specified Executives consist of salary packaged items such as car parking and novated lease motor vehicles

(2)               Total cash bonus relates to the cash component provided as part of ANZ’s short-term incentive program in May 2004 (50% cash) and the full bonus amount from October 2004 (which was 100% cash, except in those instances where the Specified Executive elected to receive shares in lieu, in which case the value of these elective shares are shown above as though they were cash).  Refer to section C5.1 for further details

(3)               Details of options and deferred shares granted appear in the Annual Report of the year in which they are granted.  In accordance with the requirements of AASB1046 A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (ie the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years.  The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period.  For options, the fair value is determined using a Binomial Option Pricing model that is explained in section F8. For deferred shares, the fair value is the weighted average price of the Company’s shares on the allocation date.  The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be  realised should the options become exercisable

(4)               Accrual relates to Retirement Allowance (refer to section E for further details)

		PRIMARY	EQUITY(3)					POST EMPLOYMENT
		Total cash bonus(2)	Total amortisation value of STI shares	Total amortisation value of LTI shares	Total amortisation value of LTI options	Total amortisation of other equity allocations		Super contributions	Retirement benefit accrued during year(4)	Total(5),(6)
		$	$	$	$	$		$	$	$
Specified Executives

Sir J Anderson (appointed 1 December 2003)(7)	2004	335,881	—	—	—	219,168		67,279	32,160	1,327,280
Chief Executive & Director, ANZ National Bank Limited	2003	n/a	n/a	n/a	n/a	n/a		n/a	n/a	n/a

Dr RJ Edgar	2004	393,000	197,681	342,662	256,110	—		46,752	7,163	2,054,783
Chief Operating Officer	2003	222,004	236,895	141,264	201,924	—		38,025	10,276	1,467,431

E Funke Kupper(8)	2004	385,500	232,208	232,024	333,500	—		40,950	—	1,896,855
Group Managing Director Asia-Pacific	2003	210,008	315,650	233,812	452,430	—		40,950	—	1,925,434

BC Hartzer(9)	2004	424,000	201,364	192,239	298,814	—		37,224	—	1,769,488
Group Managing Director Personal Banking	2003	165,005	272,484	141,682	265,593	—		32,175	—	1,408,248

PJO Hawkins	2004	325,000	214,906	206,975	293,966	—		43,875	2,947	1,658,249
Group Managing Director Group Strategic Development	2003	200,016	280,451	219,660	347,032	—		43,875	2,979	1,705,960

PR Marriott	2004	482,000	243,435	276,714	369,376	—		45,542	—	2,181,893
Chief Financial Officer	2003	239,017	295,927	255,135	394,675	—		40,950	—	1,898,288

S Targett (appointed 5 May 2004)	2004	267,000	—	—	—	188,081	(10)	18,976	—	787,499
Group Managing Director Institutional Financial Services	2003	n/a	n/a	n/a	n/a	n/a		n/a	n/a	n/a

TOTAL	2004	2,612,381	1,089,594	1,250,614	1,551,766	407,249		300,598	42,270	11,676,047
	2003	1,036,050	1,401,407	991,553	1,661,654	—		195,975	13,255	8,405,361

(5)               Amounts disclosed for remuneration of Specified Executives exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance  contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities.  The total premium, which cannot be disclosed because of confidentiality agreements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(6)               Amortisation value of options as a percentage of total remuneration (as shown in the Total column above) was as follows: Sir J Anderson - 16% (n/a in 2003); RJ Edgar - 12% (14% in 2003); E Funke Kupper - 18% (23% in 2003); BC Hartzer - 17% (19% in 2003); PJO Hawkins - 18% (20% in 2003); PR Marriott - 17% (21% in 2003); S Targett - 12% (n/a in 2003)

(7)               Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1254.  Amortisation of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO) and shares issued under ANZ’s $1,000 Employee Share Acquisition Plan (ESAP).  ZPOs are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria. They were designed to deliver equity to the CEO of National Bank of New Zealand and were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ.

Refer to section C7 for further details pertaining to the $1,000 ESAP

(8)               E Funke Kupper was the Managing Director of Personal Banking & Wealth Management Australia prior to 1 May 2004

(9)               BC Hartzer was the Managing Director of Consumer Finance prior to 1 May 2004

(10)         Amortisation of other equity allocations for S Targett relates to the grant of deferred shares (four tranches of $700,000  to be issued at 6 month intervals in approximately April and October each year, subject to Board approval and continued employment) and hurdled options (refer to section C5.2.1 for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

SECTION B.  NON-EXECUTIVE DIRECTORS’ REMUNERATION

B1.  NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY

Non-executive directors’ fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other non-executive directors of comparable companies.

Non-executive directors’ fees are within the maximum aggregate limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002 ($2.5 million, excluding retirement allowances), and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters.

Directors receive a fee for being a director of the Board, and also additional fees for either chairing or being a member of a committee. Special work on committees may attract additional fees, of an amount considered appropriate in the circumstances.  An additional fee is also paid if a non-executive director serves as a director of ANZ National Bank Limited, ING Australia Ltd or Metrobank Card Corporation.

The fee structure is illustrated in the table below:

Role	Current Fee

Chairman	$429,000
Non-executive director	$130,000
Committee Chair(1)	$32,500
Committee Member(1)	$9,750

(1)               Except Nominations & Corporate Governance Committee, where the current Chair and Member Fees are $21,000 and $6,300 respectively.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan (refer to section B3 for more details).

For details of emoluments paid to directors for the year ended 30 September 2004, refer to the Remuneration tables in section A of this Remuneration Report.

B2.  NON-EXECUTIVE DIRECTORS’ RETIREMENT POLICY

All non-executive directors participate in the ANZ Directors’ Retirement Scheme. Under this scheme, a lump-sum retirement benefit is payable to non-executive directors upon their ceasing to be a director.

The lump-sum retirement benefit payable where the non-executive director has held office for 8 years or more is equal to the total remuneration (excluding retirement benefit accrual) of the non-executive director in respect of the 3 years immediately preceding the non-executive director ceasing to be a non-executive director.  This benefit is funded in part by the balance held, if any, on the non-executive director’s behalf in the ANZ Staff Superannuation Scheme. For periods of less than 8 years, a proportionate part of such emoluments is payable.  The non-executive directors are not entitled to the statutory entitlements of long service leave and annual leave.

Consistent with Principle 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Rules, which states that non-executive directors should not be provided with retirement benefits other than statutory superannuation, the ANZ Directors’ Retirement Scheme is being reviewed and it is currently planned to be discontinued after 30 September 2005.

B3.  DIRECTORS’ SHARE PLAN

The Directors’ Share Plan is available to both non-executive and executive directors.  Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone.  Participation in the plan is voluntary and therefore the shares acquired are not subject to performance conditions.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years.  The director selects a restriction period of between 1 and 10 years during which the shares cannot be traded.  The shares are subject to forfeiture for serious misconduct.

All costs associated with the plan are met by the Company.

SECTION C. REMUNERATION STRUCTURE

C1. EXECUTIVE REMUNERATION PHILOSOPHY AND OBJECTIVES

ANZ’s reward policy guides the Compensation Committee and Management in shaping remuneration

Strategies and initiatives.

The following philosophies underpin ANZ’s reward policy:

1. Focus on creating and enhancing value for ANZ’s shareholders;

2. Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3. Significant emphasis on “at risk” Components of total rewards linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

4. The provision of a competitive reward proposition to successfully attract, motivate and retain the high quality workforce required to deliver ANZ’s business and growth strategies.

During 2004 a comprehensive review of reward structures has been conducted against the backdrop of these philosophies and against the Company’s growth strategy and corporate governance principles.  As a result, a number of changes to reward structures are planned for the first half of the 2005 financial year.  These changes are detailed in section C5 of this Remuneration Report.

C2. COMPENSATION COMMITTEE

The Compensation Committee has a charter which details the terms of reference under which the Committee operates.  The Charter can be found on anz.com > about ANZ (listing at top of screen) > Corporate Information > ANZ Policies> Corporate Governance and Policies.

The role of the Compensation Committee is detailed on page 50 of the Corporate Governance Report.

On a number of occasions throughout the year, both the Compensation Committee and management received external advice on matters relating to remuneration. The following advisors were used: Hay Group; Blake Dawson Waldron; Free hills; Mercer Human Resource Consulting; and PricewaterhouseCoopers.

C3.  REMUNERATION STRUCTURE OVERVIEW

ANZ’s reward structures are designed to meet the needs of the specialised business units as well as the markets in which they operate. As a result, the mix of remuneration components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable pay opportunities with total employee remuneration differentiated significantly on the basis of performance.

The executive remuneration program is designed to support the reward philosophies detailed in section C1, and to underpin the Company’s growth strategy. This program aims to differentiate remuneration on the basis of achievement against both individual, business unit and group performance targets which are aligned to sustained growth in shareholder value.

The program comprises the following components:

•  Fixed remuneration component: salary, non-monetary benefits and superannuation contributions.

•  Variable or “at risk” component:

•  Short-Term Incentive (STI); and

•  Long-Term Incentive (LTI), which consists of options and deferred shares

The relative weighting of fixed and variable components, for target performance, is set according to the size or market of the executive’s role, with the proportion of remuneration “at risk” increasing for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration.  Compared to the market, fixed remuneration levels are designed to be around median, as are the variable components - STI and LTI - except in cases of superior performance where total remuneration is designed to reflect the upper range of competitive market levels. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C4.  FIXED REMUNERATION

For most executives, fixed remuneration consists of what is referred to as Total Employment Cost (TEC). TEC comprises a notional cash salary, a superannuation contribution (calculated as 9% of the notional salary except for Sir J Anderson who receives a superannuation contribution equal to one eleventh of TEC) and the remainder as cash or nominated benefits.  The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care and contributions towards the Employee Share Save Scheme (see note 50 of the 2004 Financial Report for details of the Employee Share Save Scheme).

To ensure fixed remuneration for the Company’s most senior executives remains competitive, the TEC component of executive compensation is reviewed annually based on performance and market data, with the level targeted to around the market median being paid in the finance industry in the relevant global markets in which ANZ operates.

International remuneration levels are considered in assessing market competitiveness where an executive’s primary place of residence is (or has been) outside of Australia or New Zealand, in which case the local market is considered.

C5.  VARIABLE REMUNERATION

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (semi annually or annually) and in the long-term (over 3 years or more).

The opportunities available to executives under ANZ’s variable reward programs are calibrated to reflect executives’ potential impact on the business; to manage internal relativities; and to ensure competitiveness in the relevant markets in which they operate.

Most executives participate in the short-term incentive scheme detailed in section C5.1.  All executives participate in the long-term incentive plan detailed in section C5.2, subject to individual performance thresholds. In some instances, customised short-term incentive plans will exist that executives may participate in to ensure more precise alignment with business objectives and market practice. No executives however, may participate in more than one short-term incentive plan.

C5.1  Short-term Incentives

Short-term incentive (STI) payments encourage executives to support ANZ’s strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets.  Most executives participate in the scheme explained below.  All short-term incentive schemes are reviewed by the Compensation Committee.

The size of STI payments are based, firstly, on overall group and business unit performance results against a balanced scorecard and, secondly, on individual performance against financial and non-financial measures.

•  Group and business unit performance is assessed against a number of qualitative and quantitative measures consistent with the ANZ Balanced Scorecard Approach.  Measures include but are not limited to:

•  Change in Economic Value Added (EVATM);

•  Customer Satisfaction;

•  Employee Engagement;

•  Risk Management; and

•  Compliance.

Performance against these measures influences the size of the incentive pool available to individuals within each business unit.

•  For individual performance, executives are ranked against their peers, with better relative performance attracting a greater proportion of the incentive pool. Individual Key Result Areas (KRAs) are set annually to support the Company objectives stated in the Balanced Scorecard noted above, and performance against these KRAs is used as an input to assessing relative ranking.

Up until May 2004, STI payments have been made each half year and a portion of them have been paid in shares deferred for 3 years (STI deferred shares).

STI deferred shares have the following conditions attached:

•  Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•  During the deferral period, shares attract dividends that are paid directly to the employee; and

•  Shares issued under this plan may be held in trust for up to 10 years.

The value used to determine the number of STI shares to be allocated has been based on the volume weighted average price of the Company’s shares traded on the ASX in the week leading up to and including the date of issue.

From October 2004, performance will continue to be measured every 6 months, but payments will be made annually. Furthermore, bonuses are to be paid 100% in cash (except where specific business schemes require otherwise, or executives elect to receive shares in lieu). This change, together with the changes being made to our long-term incentive program, is designed to increase the competitiveness and clarity of purpose of the Company’s reward structures.

C5.2  Long-term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ compensation to the attainment of sustained growth in shareholder value. The size of LTI grants is determined by the Company’s performance and an individual’s level of responsibility, performance and the assessed potential of the executive. Allocations have typically been made in or around April and October each year, although after 2004 the grants will be made annually in or around November.

There are two components to LTI, each making up approximately half of the annual LTI grant value:

•  Options; and

•  Deferred Shares.

Upon exercise, each option entitles the option holder to one ordinary share.

The conditions under which shares and options are granted are approved by the Board in accordance with the rules of both the ANZ Employee Share Acquisition Plan and the ANZ Share Option Plan. Performance conditions are explained in more detail below, including changes planned for the coming year.

C5.2.1  Options

Options are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return outperforming peers.  Each option has the following features:

•  An exercise price (or for index-linked options, the original exercise price) that is set equal to the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the 1 week prior to and including the date of grant (1);

•  A maximum life of 7 years and an exercise period that commences after 3 years(2), subject to performance hurdles being cleared.  Options are re-tested monthly (if required) after the commencement of the exercise period;

•  Upon exercise, each option entitles the option-holder to one ordinary share;

•  In case of resignation or termination on notice or dismissal for misconduct: options are forfeited;

•  In case of redundancy: options are pro rated and a grace period of 3 months is provided in which to exercise the remaining options (with hurdles waived, if applicable);

•  In case of retirement, death or total & permanent disablement: A grace period of 3 months is provided in which to exercise all options (with hurdles waived, if applicable); and

•  Performance hurdles, which are explained below for each type of option.

(1)          For options granted to the CEO, the exercise price is equal to the weighted average share price during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation.

(2)          For options granted to the CEO, the life and exercise period may differ, as disclosed in the tables of the year in which they are granted.

Hurdled options (granted from February 2000 until July 2002, and from November 2003 until May 2004)

Until May 2004, hurdled options were granted with the following performance hurdles attached:

1.  Half the options may only be exercised once the ANZ Total Shareholder Return (ANZ TSR) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

2.  The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

These hurdles were originally selected to ensure rewards were aligned with share price growth in a manner that was easy to understand and which took into account performance relative to the market.  At the time of implementation these hurdles were in line with market practice.

Index-linked options (granted from October 2002 to May 2003)

Index-linked options have a dynamic exercise price that acts as a built-in performance hurdle, ie the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price.  Index-linked options ensure that executives are only rewarded for the true out-performance of ANZ’s share price over and above the movement in the related index.  They are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price.

Hurdled options (to be granted from November 2004)

From November 2004, the hurdles attached to options will change. The proportion of options that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the options becoming exercisable. Performance above median will result in further options becoming exercisable, increasing on a straight-line basis until all of the options become exercisable where ANZ TSR is at or above the 75th percentile in the comparator group.  These new performance hurdles are more consistent with current market practice in the financial services industry and are aligned with the Company’s strategic focus on growth.

Comparator Group

National Australia Bank	St George Bank
Commonwealth Bank	Westpac
QBE	AMP
AXA Asia Pacific	IAG
Suncorp Metway	Macquarie

C5.2.2  Deferred Shares (LTI)

Deferred Shares granted under the long-term incentive arrangements are designed to reward executives for superior growth whilst also encouraging retention and an increase in the Company’s share price.

•  Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•  During the deferral period, the employee is entitled to any dividends paid on the shares;

•  Shares issued under this plan may be held in trust for up to 10 years;

•  The value used to determine the number of LTI deferred shares to be allocated has been based on the volume weighted average price of the shares traded on the ASX in the week leading up to and including the date of issue;

•  In case of resignation or termination on notice or dismissal for misconduct: LTI shares are forfeited;

•  In case of redundancy: the number of LTI shares that are released is pro rated according to the time held as a proportion of the vesting period; and

•  In case of retirement, death or total & permanent disablement: LTI shares are released to executives.

C6.  PERFORMANCE OF ANZ

The following table shows how ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has performed against two comparator groups, measured from various dates (which approximately coincide with previous major option allocations) to 30 September 2004.  The measure shown (“ANZ out-performance against the index”) is intended to demonstrate the link between company performance and the value delivered to executives as part of the long-term incentive arrangements (ie the measure reflects the hurdle attached to previously granted hurdled options, as explained under section C5.2.1).

		ANZ out-performance against S&P/ASX 100 Accumulation Index(1)	ANZ out-performance against S&P/ASX 200 Banks Accumulation Index(1),(2)
Measurement Period	Number of months	Measured point-to-point	Measured point-to-point

1 Apr 04- 30 Sep 04	6	-7%	6%
1 Oct03 - 30 Sep 04	12	-3%	10%
1 Apr 03- 30 Sep 04	18	-16%	6%
1 Oct02 - 30 Sep 04	24	-11%	10%
1 Apr 02- 30 Sep 04	30	9%	15%
1 Oct01 - 30 Sep 04	36	8%	6%
1 Apr 01- 30 Sep 04	42	39%	32%
1 Oct00 - 30 Sep 04	48	52%	31%
1 Apr 00- 30 Sep 04	54	98%	51%
1 Oct99 - 30 Sep 04	60	91%	63%

(1)          Out-performance is measured in absolute percentage points by which the Company’s TSR has exceeded or lagged the relevant accumulation index, over the measurement period, eg the Company’s TSR from 01 Oct99 to 30 Sep 04 was146.3%, whilst the S&P/ASX100 Accumulation Index grew by55.8% in the same period.  This represents a 91% out-performance by the Company

(2)          The Banking and Finance Accumulation Index is used instead of the S&P/ASX200 Banks (Industry Group) Accumulation Index for any portion of a performance period extending before April 2000

C7.  OTHER EMPLOYEE SHARE SCHEME

$1,000 Employee Share Acquisition Plan

All permanent employees (other than the most senior executives) who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year, subject to the approval of the Board. The shares are retained in trust for a three-year vesting period. On expiration of that period, an employee may generally sell the shares, transfer them into their name, or have them retained in the trust. On termination, the shares are generally transferred into the employee’s name. Forfeiture provisions may apply outside of Australia, depending on the jurisdiction.

The Company has made six offers under the $1,000 Employee Share Acquisition Plan, with a seventh scheduled for December 2004. A total of 8,258,575 shares have been granted under the plan as at 30 September 2004.

SECTION D.  CHIEF EXECUTIVE OFFICER’S REMUNERATION

D1.  CEO REMUNERATION OVERVIEW

The structure of J McFarlane’s compensation, which is in accordance with his agreement, is as follows:

•  Fixed Compensation: Consists of salary, benefits and superannuation contributions.  Since October 2003, J McFarlane has elected to receive almost all of his Fixed Compensation in the form of shares purchased under the Directors’ Share Plan.

•  Short-Term Incentive: J McFarlane’s Short-Term Incentive is based on the Group’s EPS Growth and EVATM performance against target and an annual assessment of J McFarlane’s achievement of specific objectives agreed with the Board. J McFarlane’s Short-Term Incentive may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

•  Long-Term Incentive: J McFarlane’s Long-Term Incentive was approved by shareholders at the Annual General Meeting in December 2001. Four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles, for options granted during the year, are indicated in section F3. Subject to shareholder approval at the Annual General Meeting in December 2004, it is proposed that J McFarlane be offered 175,000 Performance Shares as part of his contract extension.  The conditions attached to these Performance Shares are explained in section D4 below.

The compensation of J McFarlane for the year ended 30 September 2004 is set out in Section A of this Remuneration Report.

D2.  CEO’S CONTRACT TERMS

On 26 October 2004, the Company announced an extension to J McFarlane’s contract:

•  The term of the contract will be extended by one year to 30 September 2007;

•  In addition to mandatory superannuation contributions, the Company will make additional employer contributions of $300,000 per annum (effective from 1 October 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

•  Subject to shareholder approval at the Annual General Meeting in December 2004, it is proposed that J McFarlane be offered 175,000 Performance Shares, described in section D4.

A separate agreement, made on 23 October 2001, provides for reimbursements to J McFarlane for any additional tax liabilities that may arise on his UK Pension Plan holdings as a result of his continuing Australian residency. Under this agreement, ANZ reimburses J McFarlane for any additional tax liability incurred on his UK Pension Plan during his employment with ANZ, arising as a consequence of Australian Foreign Investment Fund rules.  In the event of decreased Australian tax liabilities due to a decreased value in J McFarlane’s UK Pension Plan, the reduced liability will be used to offset potential subsequent reimbursements.

D3.  CEO’S RETIREMENT AND TERMINATION BENEFITS

In accordance with J McFarlane’s contract variation (refer section D2), J McFarlane’s nominated superannuation fund receives $300,000 per annum (effective from 1 October 2003, paid quarterly) in addition to mandatory superannuation contributions.

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends on 1 October 2007).  If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions).  In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination.  Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited. In the event of termination on notice, all option grants may be exercised. Upon separation, option entitlements must be exercised within 6 months of termination. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited.

On resignation or termination on notice, shares will be released.

D4.  ALLOCATION OF PERFORMANCE SHARES (DECEMBER 2004)

Subject to shareholder approval, 175,000 Performance Shares will be issued to J McFarlane on 31 December 2004. No dividends will be payable on the shares until they vest.  Vesting will be subject to the following time and performance hurdles being satisfied:

•  The performance hurdle will be measured during the performance period by comparing ANZ’s Total Shareholder Return (ANZ TSR) with that of a comparator group of selected major financial services companies in the S&P/ASX 100 Index, excluding ANZ.  The companies to be used in the comparator group will be as approved by the Board.

•  The percentage of Performance Shares that will vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group.  Performance equal to the median TSR of the comparator group will result in half the Performance Shares vesting. For each percentile above the median an additional 2% of Performance Shares will vest, increasing on a straight-line basis until all of the Performance Shares vest where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group.

•  TSR will be measured for ANZ and the comparator group over the same period (since grant) and calculated as at the last trading day of any month, once the performance period has commenced. The first opportunity for Performance Shares to vest will be after the second anniversary of grant, after which the Performance Shares will continue to be tested monthly until they are forfeited 5 years after the grant date, or 100% vest, whichever is the earlier.

Performance Shares will be forfeited if they have not vested five years after grant or if J McFarlane ceases to be an employee of the Company by reason of serious misconduct.  If J McFarlane resigns without the prior approval of the Board, unvested Performance Shares will be forfeited.

D5.  CEO’S PARTICIPATION IN EQUITY PROGRAMS

J McFarlane participates in the Directors’ Share Plan, which is explained in section B3.  Refer to section F for details of grants and holdings.

J McFarlane also participates in the ANZ Share Option Plan, which is described in section C5.

SECTION E.  SPECIFIED EXECUTIVES’ CONTRACT TERMS

Contractual terms for most executives are similar, but do, on occasions, vary to suit different needs.

Section E1 details the contractual terms for those Specified Executives who are on open-ended contracts.  Section E2 details the contractual terms for Sir J Anderson, who is on a fixed term contract.

E1.  OPEN-ENDED CONTRACTS (RJ EDGAR, E FUNKE KUPPER, BC HARTZER, PJO HAWKINS, PR MARRIOTT, S TARGETT)

Length of Contract	Open-ended.

Fixed Compensation	The Total Employment Cost (TEC) package consists of salary, mandatory employer superannuation contributions and benefits.

STI	Eligible to participate. Target opportunity of 66.67% of Total Employment Cost (refer to section C5.1 for details of short-term incentive arrangements).

LTI	Eligible to participate at the Board’s discretion - refer to section C5.2 for long-term incentive arrangements.

Resignation

Employment may be terminated by giving 6 months’ written notice.  On resignation any options and unvested deferred shares will be forfeited.  As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on resignation for illness, incapacity, or domestic reasons; refer to Other Aspects (below) for more details.

Retirement

On retirement, shares and options are generally released in full, although this is only stated in the contracts of E Funke Kupper (for shares) and PR Marriott (both shares and options). Furthermore, PR Marriott is entitled to a bonus on retirement, pro-rated for the proportion of the final performance period that is worked prior to cessation of employment, and subject to adjustment for performance in accordance with the short-term incentive arrangements in place at the time. As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on retirement; refer to Other Aspects (below) for more details.

Termination on Notice by ANZ	ANZ may terminate the employment agreement by providing 12 months’ written notice or payment in lieu of the notice period based on TEC.

On termination on notice by ANZ, any options or LTI deferred shares that have vested, or will vest during the notice period will be released, in accordance with the ANZ Share Option Plan Rules.  LTI shares that have not yet vested will generally be forfeited, although for some executives (E Funke Kupper, BC Hartzer and PR Marriott) these shares will be released in full. Deferred shares granted under STI arrangements will vest in full for all executives.

Discretion to pay bonuses on a pro-rata basis (depending on termination date, and subject to business performance) applies in most cases, but is contracted for BC Hartzer and PR Marriott.

Redundancy	If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months TEC.

All STI deferred shares are released. All options granted since 24 April 2002 are released on a pro-rata basis - all prior grants may be exercised. All LTI deferred shares granted since 23 October 2002 are released on a pro-rata basis - all prior grants will vest.

Discretion to pay bonuses on a pro-rata basis (depending on termination date, and subject to business performance) applies in most cases, but is contracted for BC Hartzer and PR Marriott.

As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on retrenchment; refer to Other Aspects (below) for more details.

Death or Total and Permanent Disablement	All options and shares released; pro-rata bonus.

As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on death; refer to Other Aspects (below) for more details.

Termination for serious misconduct

ANZ may terminate the employment agreement at any time without notice, and the employee will only be entitled to payment of TEC up to the date of termination. On termination for serious misconduct, any options, unvested deferred shares or vested deferred shares still held in trust will be forfeited.

Other Aspects

S Targett: subject to continuing employment and the approval of the Board, four tranches of deferred shares (sign-on deferred shares), each worth $700,000, are to be granted at six month intervals in or around April and October each year, and Hurdled Options (sign-on options) worth $750,000 are to be granted within 3 months of commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On termination on notice, a pro-rata proportion of the sign-on options can be exercised, based on the period of employment, and sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.

PJO Hawkins: for the period ending 31 December 2005, any payments on cessation of employment (including payout of accrued but untaken Long Service Leave) will be based on a TEC of $750,000.

 In instances where a retirement allowance is payable under ANZ policy (ie for RJ Edgar and PJO Hawkins in instances of retirement, death, retrenchment or resignation for illness, incapacity, or domestic reasons), the retirement allowance is calculated as follows: 3 months of notional salary (which is 65% of TEC) plus an additional 3% of notional salary for each year of full time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

E2. FIXED TERM CONTRACT (SIR J ANDERSON)

Length of Contract	Ends 30 September 2005.

Fixed Compensation	The Total Employment Cost (TEC) package is inclusive of employer contributions to the superannuation fund.

STI	Short term incentive payments are subject to both business and individual performance. The target payment is 50% of TEC.

LTI

Fixed at NZD500,000 worth of zero-priced options annually, granted in two tranches per annum.  The share options can be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson may terminate his employment by giving 12 months’ written notice. On resignation, any share options which have not been exercised as at the termination date are forfeited.

Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at 1 December 2003, including Sir J Anderson. Under this policy, a payment will be made to Sir J Anderson on his retirement that is equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution). This value is then grossed up for tax (ie divided by 0.61) and from this value the total accrual value of long service leave taken is deducted.

Termination on Notice by ANZ

ANZ National Bank Limited may terminate the employment agreement by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on 30 September 2005). On termination on notice by ANZ any options may be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	All shares released; pro-rata bonus.

Terminated for serious misconduct

ANZ National Bank Limited may terminate the employment agreement at any time without notice, and Sir J Anderson will only be entitled to payment up to the date of termination. On termination for serious misconduct any share options which have not been exercised as at the termination date may not be exercised.

E3.  PARTICIPATION IN EQUITY PROGRAMS

A number of shares and options are granted to executives under the remuneration programs detailed in Section C.  For specified executives, details of all grants made during the year are listed in Section F.  Aggregate holdings of shares and options are also shown.

The deferred shares component of the STI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years, although some employees may receive shares deferred for one year, depending upon the role or jurisdiction.

The deferred shares component of the LTI is also administered under the ANZ Employee Share Acquisition Plan. The shares are deferred for three years.

SECTION F.  EQUITY INSTRUMENTS RELATING TO DIRECTORS AND SPECIFIED EXECUTIVES

F1.  SHAREHOLDINGS OF NON-EXECUTIVE DIRECTORS

Name	Balance of shares as at 1 October 2003(1)	Shares acquired during the year in lieu of salary(2)	Shares acquired during the year through the exercise of rights(3)	Other shares acquired during the year(4)	Balance of shares held as at 30 Sept 2004(1),(5)	Balance of shares held as at 4 Nov 2004(1),(6)
CB Goode	403,334	14,215	75,922	8,993	502,464	523,933
G Clark	—	—	—	2,000	2,000	2,000
JC Dahlsen	105,243	—	16,609	63	121,915	121,915
RS Deane	75,000	—	364	—	75,364	75,364
JK Ellis	65,367	1,097	12,996	5,016	84,476	86,179
DM Gonski	2,099	—	382	50,131	52,612	54,667
MA Jackson	78,245	—	13,861	1,191	93,297	93,297
DE Meiklejohn	n/a	n/a	n/a	n/a	n/a	5,502
JP Morschel	n/a	n/a	n/a	n/a	n/a	4,185
BW Scott	72,207	—	199	69	72,475	72,475

(1)          Balance of shares held at 1 October 2003, 30 September 2004 and 4 November 2004, includes directly held shares, nominally held shares and shares held by personally related entities

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan)

(3)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ shareholders were eligible to purchase 2 new ordinary shares for every11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts shown include directly held rights, nominally held rights and rights held by personally related entities.  CB Goode, RS Deane, JK Ellis and DM Gonski exercised their full allocation of rights (nominally held, directly held and rights held by personally related entities) on 28 November 2003.  The following rights were sold: JC Dahlsen - 2,528; MA Jackson - 364; and BW Scott - 12,933

(4)          Other shares acquired may include those acquired under the Dividend Reinvestment Plan

(5)          The following shares were nominally held as at 30 September 2004: CB Goode - 114,349; JC Dahlsen - 39,473; RS Deane - 73,000; JK Ellis - 17,197; DM Gonski - 50,000; MA Jackson - 10,632; BW Scott - 6,563

(6)          The directors’ relevant interest in shares as required by the Corporations Act 2001 is as follows: CB Goode 521,096; G Clark 2,000; JC Dahlsen 107,064; RS Deane 75,364; JK Ellis 83,484; DM Gonski 54,667; MA Jackson 91,297; DE Meiklejohn 5,502; JP Morschel 4,185; and BW Scott 71,117.  Any differences between the balances in this footnote and the table is due to the application of AASB 1046

F2. SHAREHOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)

Balance of shares as at 1 Oct 2003(1)	Shares acquired during the year in lieu of bonus(2)	Shares acquired during the year in lieu of salary(2)	Shares acquired during the year through the exercise of options(3)	Shares acquired during the year through the exercise of rights(4)	Other shares acquired during the year	Total number of shares sold during the year	Balance of shares held as at 30 Sep 2004(1),(5)	Balance of shares held as at 4 Nov 2004(1),(6)
1,264,559	42,928	103,633	750,000	225,807	56,580	753,000	1,690,507	1,568,891

(1)          Balance of shares held at 1 October 2003, 30 September 2004 and 4 November 2004 includes directly held shares, nominally held shares and shares held by personally related entities

(2)          All shares acquired in lieu of salary or bonus were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan)

(3)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(4)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ. All ANZ shareholders were eligible to purchase 2 new ordinary shares for every 11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts shown include directly held rights, nominally held rights and rights held by personally related entities

(5)          945,145 shares were held nominally as at 30 September 2004

(6)          This also represents the Chief Executive Officer’s relevant interest in shares as required by the Corporations Act 2001

F3. OPTIONS GRANTED TO CEO DURING THE YEAR(1)

Type of options(2)	Grant date	Number granted during the year	Value per option at grant date(3) $	Exercise price(4) $	Date exercisable	Expiry date
Hurdled (CEO)	31 Dec 03	1,000,000	2.11	17.48	31 Dec 05	31 Dec 08	(5)

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(2)          One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the grant date and ending on the last day of any month after the second anniversary of their grant date exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period

(3)          Refer to section F8 for details of the valuation methodology and inputs

(4)          The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s 2003 Annual General Meeting

(5)          Treatment of options on termination of employment is explained in section D3

F4. OPTION HOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)(1),(2)

Balance as at 1 Oct 03	Granted during the year as remuneration	Exercised during the year	Date of exercise of options	Number of ordinary shares issued on exercise of options	Share price on date of exercise $	Amount paid per share $	Balance as at 30 Sep 04	Number vested during the year	Vested and exercisable as at 30 Sep 04
2,750,000	1,000,000	750,000	1 Jul 04	100,000	18.17	14.06	3,000,000	1,250,000	500,000
			2 Jul 04	650,000	18.14	14.06

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(2)          This table does not include the 225,807 rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ. All ANZ shareholders were eligible to purchase 2 new ordinary shares for every11 existing shares registered in their name as at 31 October 2003. The CEO chose to exercise all of his rights on 28 November 2003

F5. DEFERRED SHARES GRANTED TO SPECIFIED EXECUTIVES DURING THE YEAR

Name	Type of deferred share(1)	Number of deferred shares granted Nov 03(2)	Value of deferred shares granted Nov 03(3)	Number of deferred shares granted May 04(4)	Value of deferred shares granted May 04(3)	Number of other deferred shares granted during the year	Value of other deferred shares granted during the year
			$		$		$
Sir J Anderson (app 1 Dec 2003)(5)	Other	—	—	—	—	55	991

Dr RJ Edgar	STI	6,781	118,982	7,683	140,073	—	—
	LTI	33,889	594,627	8,452	154,093	—	—

E Funke Kupper	STI	7,636	133,984	7,052	128,569	—	—
	LTI	6,838	119,982	6,256	114,056	—	—

BC Hartzer	STI	7,322	128,474	7,244	132,069	—	—
	LTI	7,408	129,983	7,135	130,082	—	—

PJO Hawkins	STI	7,123	124,982	6,860	125,068	—	—
	LTI	7,522	131,983	6,586	120,073	—	—

PR Marriott	STI	7,978	139,985	9,604	175,096	—	—
	LTI	9,573	167,971	9,275	169,097	—	—

S Targett (app 5 May 2004)(6)	Other	—	—	—	—	38,419	700,437

(1)          Deferred shares issued as STI shares are granted under the ANZ Short-Term Incentive program.  Deferred shares issued as LTI shares are granted under the ANZ Long-Term Incentive program.  The shares are restricted for 3 years and may be held in trust for up to ten years.  Refer to section C5 for more details

(2)          Shares granted in November 2003 were in relation to incentives earned for the half year ended 30 September 2003

(3)          The value per share used in this calculation is the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted

(4)          Shares granted in May 2004 were in relation to incentives earned for the half year ended 31 March 2004

(5)          Other shares issued (3 March 2004) to Sir J Anderson during the year relates to the $1,000 Employee Share Acquisition Plan. Refer to section C7 for further details

(6)          Other shares issued to S Targett relates to the issue of deferred shares (four tranches of $700,000 to be issued at  6 month intervals in approximately April and October each year, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

F6. AGGREGATE SHAREHOLDINGS OF SPECIFIED EXECUTIVES

Name	Balance of shares as at 1 Oct 03(1)	Shares granted during the year as remuneration(2)	Number of shares acquired during the year through the exercise of options	Shares acquired during the year through the exercise of rights(3)	Other shares acquired during the year(4)	Total number of shares sold during the year	Balance of shares held as at 30 Sep 2004(1)(5)	Number vested during the year
Sir J Anderson (app 1 Dec 2003)	—	55	11,967	—	—	—	12,022	—
Dr RJ Edgar	255,114	50,024	95,000	37,295	6,781	60,000	384,214	25,482
E Funke Kupper(6)	157,051	20,146	365,000	175	7,636	365,000	185,008	44,979
BC Hartzer	75,148	21,787	60,000	13,665	7,781	99,335	79,046	27,072
PJO Hawkins	1,149,754	20,968	170,000	209,048	7,123	170,000	1,386,893	41,462
PR Marriott	539,989	28,452	250,000	460	8,966	150,000	677,867	40,381
S Targett (app 5 May 2004)	—	38,419	—	—	—	—	38,419	—

(1)               Balance of shares held at 1 October 2003 and 30 September 2004, include directly held shares, nominally held shares and shares held by personally related entities

(2)               STI shares granted on 5 November 2003 have not been included in these figures as they related to the half year ended 30 September 2003.  Instead, these shares have been reflected in the “Other shares acquired during the year” column

(3)               Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ shareholders were eligible to purchase 2 new ordinary shares for every11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts pertaining to the rights issue include directly held rights, nominally held rights, and rights held by personally related entities

(4)               Other shares acquired include those acquired through the Dividend Reinvestment Plan and STI shares granted on 5 November 2003 in relation to the half year ended 30 September 2003

(5)               The following shares were held nominally as at 30 September 2004: Sir J Anderson - 55; RJ Edgar - 180,991; E Funke Kupper - 183,224; BC Hartzer - 69,480; PJO Hawkins - 233,821; PR Marriott - 230,817; S Targett - 38,419

(6)               Amounts shown do not include ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS).  E Funke Kupper held 500 ANZ StEPS as at 1 October 2003; this holding remained unchanged up to and including 30 September 2004

F7. OPTIONS GRANTED TO SPECIFIED EXECUTIVES DURING THE YEAR

Name	Type of options(1)	Number granted during the year(2)	Grant date	Value per option at grant date(3)	Exercise price	Date exercisable	Expiry date(4)
				$	$
Sir J Anderson (app 1 Dec 2003)	Zero priced(5)	11,967	11 May 04	18.23	—	11 May 04	10 May 06

Dr RJ Edgar	Hurdled	66,666	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	63,115	11 May 04	2.44	18.22	11 May 07	10 May 11

E Funke Kupper	Hurdled	51,282	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	46,722	11 May 04	2.44	18.22	11 May 07	10 May 11

BC Hartzer	Hurdled	55,555	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	53,279	11 May 04	2.44	18.22	11 May 07	10 May 11

PJO Hawkins	Hurdled	56,410	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	49,181	11 May 04	2.44	18.22	11 May 07	10 May 11

PR Marriott	Hurdled	71,794	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	69,263	11 May 04	2.44	18.22	11 May 07	10 May 11

S Targett (app 5 May 2004)	Hurdled	307,337	11 May 04	2.44	18.22	11 May 07	10 May 11

(1)               For Hurdled options, the following performance hurdles apply: one half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the Date exercisable exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZTSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.  Refer to section C5.2.1 for further information

(2)               No additional options were granted in the period up to and including 4 November 2004

(3)               Refer to section F8 for details of the valuation methodology and inputs

(4)               Treatment of options on termination of employment is explained in section E

(5)               Zero priced options are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria.  They are specifically designed to deliver equity to Sir J Anderson, and were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ

F9.  AGGREGATE OPTION HOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

Name	Type	Balance as at 1 Oct 03	Granted during the year as remuneration	Allocation of rights arising from renounceable rights issue

Sir J Anderson (appointed 1 Dec 2003)	Zero-priced(1)	—	11,967	n/a

Dr RJ Edgar	Index-Linked	272,000	—
	Hurdled	170,000	129,781
	Rights(2)	n/a	n/a	46,386

E Funke Kupper	Index-Linked	250,000	—
	Hurdled	499,000	98,004
	Rights(2)	n/a	n/a	28,557

BC Hartzer	Index-Linked	222,000	—
	Hurdled	247,000	108,834
	Rights(2)	n/a	n/a	13,665

PJO Hawkins	Index-Linked	183,000	—
	Hurdled	381,000	105,591
	Rights(2)	n/a	n/a	209,048

PR Marriott	Index-Linked	311,000	—
	Hurdled	668,000	141,057
	Rights(2)	n/a	n/a	98,185
	Other(3)	11,000	—

S Targett (appointed 5 May 2004)	Hurdled	n/a	307,337	n/a

Name	Type	Exercised during the year	Date of exercise of options	Sale of rights arising from the renounceable rights issue	Share price on date of exercise of options including rights $	Amount paid per share $	Balance as at 30 Sep 04	Total number vested during the year	Vested and exercisable as at 30 Sep 04

Sir J Anderson (appointed 1 Dec 2003)	Zero-priced(1)	11,967	11 May 04		18.10	0.00	—	11,967	—

Dr RJ Edgar	Index-Linked	—	n/a			n/a	272,000	—	—
	Hurdled	60,000	7 Jan 04		17.86	13.62
		35,000	14 May 04		17.62	12.98	204,781	95,000	—
	Rights(2)	37,295	28 Nov 03	9,091	16.82	13.00	—	46,386	—

E Funke Kupper	Index-Linked	—	n/a			n/a	250,000	—	—
	Hurdled	270,000	12 May 04		18.29	13.62
		95,000	12 May 04		18.29	12.98	232,004	365,000	—
	Rights(2)	175	28 Nov 03	28,382	16.82	13.00	—	28,557	—

BC Hartzer	Index-Linked	—	n/a			n/a	222,000	—	—
	Hurdled	60,000	2 Feb 04		17.56	13.62	295,834	102,000	42,000
	Rights(2)	13,665	28 Nov 03	—	16.82	13.00	—	13,665	—

PJO Hawkins	Index-Linked	—	n/a			n/a	183,000	—	—
	Hurdled	170,000	11 Mar 04		19.20	13.62	316,591	250,000	80,000
	Rights(2)	209,048	28 Nov 03	—	16.82	13.00	—	209,048	—

PR Marriott	Index-Linked	—	n/a				311,000	—	—
	Hurdled	250,000	12 Feb 04		17.95	10.48	559,057	250,000	275,000
	Rights(2)	460	28 Nov 03	97,725	16.82	13.00	—	98,185	—
	Other(3)	—	n/a			n/a	11,000	6,000	11,000

S Targett (appointed 5 May 2004)	Hurdled	—	n/a			n/a	307,337	—	—

(1)               Zero priced options first granted in May 2004, and specifically designed to deliver equity to Sir J Anderson.  These options are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria.  They were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ

(2)               Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ Shareholders were eligible to purchase 2 new ordinary shares for every 11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts shown include directly held rights, nominally held rights and rights held by personally related entities

(3)               Other refers to share options granted to a personally related entity

F8. OPTIONS VALUATIONS

For options granted in the current year, valuations have been determined in accordance with the fair value measurement provisions of Accounting Standards AASB 1046 and 1046A. The following table outlines the general assumptions used in the option pricing model.

			Exercise price	Share price	ANZ expected			Expected	Expected	Risk free
Option type	Grant date	Option value(1)	(5 day VWAP)	at grant	volatility(2)	Option term	Vesting period	life	dividends(3)	interest rate(4)
		$	$	$
Hurdled	5 Nov03	2.34	17.55	17.13	20.50%	7 years	3 years	5 years	5.00%	5.80%
Hurdled	11 May04	2.44	18.22	18.10	19.00%	7 years	3 years	5 years	5.40%	5.97%
Hurdled (CEO)	31 Dec03	2.11	17.48	17.68	20.00%	5 years	2 years	3.5 years	5.50%	5.56%
Zero-priced	11 May04	18.23	0	n/a	n/a	2 years	0 years	n/a	n/a	n/a

(1)               The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options (other than zero-priced options, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day of the options were granted).  The model utilises probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option.  In accordance with AASB 1046 and 1046A, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non-transferability of the options. Under the terms of the Options, the hurdle conditions (outlined in section C5.2.1) must be met before the options may be exercised during the exercise period

(2)               Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options

(3)     In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields

(4)     The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 SEPTEMBER 2004

		Consolidated			The Company
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Total Income	2	17,508	13,023	12,007	12,081	11,368
Interest income	2	14,117	10,215	9,037	9,054	7,378
Interest expense	3	(8,863)	(5,904)	(5,019)	(6,088)	(4,556)
Net interest income		5,254	4,311	4,018	2,966	2,822
Proceeds, net of costs, on disposal of investments		—	—	566	—	—
Carrying amount of assets given up		—	—	(392)	—	—
Profit from disposal of investments		—	—	174	—	—
Other operating income	2	3,246	2,702	2,765	3,027	3,990
Share of joint venture profit from ING Australia	2	97	55	2	—	—
Share of associates profit (net of write-offs)	2	48	51	29	—	—
Operating income		8,645	7,119	6,988	5,993	6,812
Operating expenses	3	(4,026)	(3,228)	(2,905)	(2,878)	(2,663)
Profit before doubtful debt provision and income tax		4,619	3,891	4,083	3,115	4,149
Provision for doubtful debts	15	(632)	(614)	(860)	(433)	(465)
Profit before income tax		3,987	3,277	3,223	2,682	3,684
Income tax expense	6	(1,168)	(926)	(898)	(710)	(616)
Profit after income tax		2,819	2,351	2,325	1,972	3,068
Net profit attributable to outside equity interests		(4)	(3)	(3)	—	—
Net profit attributable to shareholders of the Company(1)		2,815	2,348	2,322	1,972	3,068
Currency translation adjustments, net of hedges after tax		233	(356)	(98)	5	(191)
Total adjustments attributable to shareholders of the company recognised directly into equity		233	(356)	(98)	5	(191)
Total changes in equity other than those resulting from transactions with shareholders as owners		3,048	1,992	2,224	1,977	2,877
Earnings per ordinary share (cents)
Basic		153.1	142.4	141.4	n/a	n/a
Diluted		149.7	141.7	140.4	n/a	n/a

The notes appearing on pages 29 to 126 form an integral part of these financial statements

(1)          The results of 2004 include the impact of these significant items:

•  Close out of the TrUEPrS swap ($84 million profit after tax);

•  ING Australia completion accounts ($14 million profit after tax); and

•  Incremental NBNZ integration costs ($14 million charge after tax)

The results of 2002 include the impact of these significant items:

•  The sale of businesses to INGA joint venture (profit after tax of $170 million);

•  National Housing Bank recovery ($159 million profit after tax); and

•  Special general provision for doubtful debts ($175 million charge after tax)

Further details on these transactions are shown in notes 2, 3 and 15

STATEMENTS OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2004

		Consolidated		The Company
	Note	2004	2003	2004	2003
		$m	$m	$m	$m
Assets
Liquid assets	9	6,363	6,592	3,744	3,916
Due from other financial institutions	10	4,781	2,427	2,537	2,143
Trading securities	11	5,478	4,213	4,783	3,636
Investment securities	12	7,746	4,767	6,117	3,838
Net loans and advances	13	204,962	149,465	133,767	115,530
Customers’ liabilities for acceptances	16	12,466	13,178	12,466	13,178
Due from controlled entities		—	—	7,338	5,738
Regulatory deposits	17	176	101	144	68
Shares in controlled entities, associates and joint venture entities	18	1,960	1,814	11,517	8,095
Deferred tax assets	19	1,454	1,165	737	746
Goodwill(1)	20	3,269	160	74	87
Other assets(2)	21	9,158	10,224	5,751	8,042
Premises and equipment	22	1,532	1,485	826	897
Total assets		259,345	195,591	189,801	165,914
Liabilities
Due to other financial institutions	23	7,349	6,467	5,860	5,490
Deposits and other borrowings	24	168,557	124,494	99,811	90,186
Liability for acceptances		12,466	13,178	12,466	13,178
Due to controlled entities		—	—	9,544	9,262
Income tax liabilities	25	1,914	1,083	1,251	546
Payables and other liabilities(3)	26	14,212	13,611	10,890	11,671
Provisions	27	845	769	618	614
Bonds and notes	28	27,602	16,572	25,034	16,131
Loan capital	29	8,475	5,630	7,680	5,367
Total liabilities		241,420	181,804	173,154	152,445
Net assets		17,925	13,787	16,647	13,469
Shareholders’ equity
Ordinary share capital	30	8,005	4,175	8,005	4,175
Preference share capital	30	987	2,212	987	2,212
Reserves		579	180	659	684
Retained profits		8,336	7,203	6,996	6,398
Share capital and reserves attributable to share holders of the Company		17,907	13,770	16,647	13,469
Outside equity interests	31	18	17	—	—
Total shareholders’ equity		17,925	13,787	16,647	13,469
Derivative financial instruments	38
Commitments	47
Contingent liabilities, contingent assets and credit related commitments	48

The notes appearing on pages 29 to 126 form an integral part of these financial statements

(1)               Excludes notional goodwill of $754 million (September 2003: $821 million) included in the net carrying value of ING Australia Limited

(2)               Includes life insurance investment assets held by NBNZ Life Insurance Limited $65 million (September 2003: $nil).

(3)               Includes life insurance policy liabilities held by NBNZ Life Insurance Limited $30 million (September 2003: $nil)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED 30 SEPTEMBER 2004

		Consolidated			The Company
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Share capital

Ordinary shares

Balance at start of year		4,175	3,939	3,733	4,175	3,939
Dividend reinvestment plan		135	115	94	135	115
Group employee share acquisition scheme		47	48	55	47	48
Group share option scheme		86	73	57	86	73
Rights issues		3,562	—	—	3,562	—
Balance at end of year		8,005	4,175	3,939	8,005	4,175
Preference shares
Balance at start of year		2,212	1,375	1,526	2,212	1,375
New issues(1)		—	987	—	—	987
Buy back of preference shares		(1,225)	—	—	(1,225)	—
Retranslation of preference shares		—	(150)	(151)	—	(150)
Balance at end of year		987	2,212	1,375	987	2,212
Total share capital		8,992	6,387	5,314	8,992	6,387
Asset revaluation reserve(2)
Balance at start of year		31	31	31	401	401
Revaluation of investment in controlled entities		—	—	—	14	—
Total asset revaluation reserve		31	31	31	415	401
Foreign currency translation reserve(3)
Balance at start of year		(239)	117	215	228	419
Currency translation adjustments, net of hedges after tax		233	(356)	(98)	5	(191)
Transfer from general reserve		224	—	—	—	—
Total foreign currency translation reserve		218	(239)	117	233	228
General reserve(4)
Balance at start of year		239	237	322	55	55
TrUEPrS preference share gain on buy back		180	—	—	180	—
Transfers (to) from retained profits/FCTR		(238)	2	(85)	(224)	—
Total general reserve		181	239	237	11	55
Capital reserve(4)		149	149	149	—	—
Total reserves		579	180	534	659	684
Retained profits
Balance at start of year		7,203	5,600	4,562	6,398	3,971
Net profit attributable to share holders of the Company		2,815	2,348	2,322	1,972	3,068
Total available for appropriation		10,018	7,948	6,884	8,370	7,039
Transfers from (to) reserves		14	(2)	85	224	—
Ordinary share dividends provided for or paid		(1,598)	(641)	(1,252)	(1,598)	(641)
Preference share dividends paid		(98)	(102)	(117)	—	—
Retained profits at end of year		8,336	7,203	5,600	6,996	6,398
Total shareholders’ equity attributable to share holders of the Company		17,907	13,770	11,448	16,647	13,469

The notes appearing on pages 29 to 126 form an integral part of these financial statements

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

(4)               General reserve and Capital reserve

The balance of these reserve shave resulted from prior period allocations of retained profits and may be released to retained profits.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 SEPTEMBER 2004

		Consolidated			The Company
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		14,515	10,887	10,148	8,744	7,243
Dividends received		3	7	3	650	1,803
Fees and other income received		3,257	3,170	2,637	2,008	2,397
Interest paid		(8,258)	(5,724)	(5,367)	(5,711)	(4,372)
Personnel expenses paid		(2,110)	(1,848)	(1,900)	(1,542)	(1,463)
Premises expenses paid		(312)	(279)	(268)	(275)	(257)
Other operating expenses paid		(2,093)	(1,952)	(1,893)	(1,087)	(855)
Income taxes paid		(247)	(1,312)	(853)	107	(1,063)
Net goods and services tax (paid) received		(19)	1	(28)	(2)	17
Net decrease (increase) in trading securities		514	1,669	(1,030)	(1,147)	1,583
Net cash provided by operating activities	42	5,250	4,619	1,449	1,745	5,033

Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months		(325)	1,113	(442)	(298)	1,091
Due from other financial institutions		522	(44)	554	(153)	(59)
Regulatory deposits		(76)	52	37	(78)	48
Loans and advances		(22,757)	(19,944)	(9,441)	(18,869)	(17,928)
Shares in controlled entities and associates		(35)	(2)	(1)	(5,361)	(701)
Investment securities
Purchases		(7,560)	(3,871)	(2,851)	(5,023)	(2,838)
Proceeds from sale or maturity		4,850	2,445	2,436	2,693	1,294
Controlled entities and associates Purchased (net of cash acquired)
NBNZ		(3,224)	—	—	—	—
Other		—	—	(1,050)	—	—
Premises and equipment
Purchases		(345)	(368)	(385)	(237)	(292)
Proceeds from sale		53	51	101	4	38
Recovery from NHB litigation		—	—	248	—	—
Other		1,780	1,401	483	999	1,501
Net cash (used in) investing activities		(27,117)	(19,167)	(10,311)	(26,323)	(17,846)

Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions		(272)	(2,946)	(1,211)	427	(3,434)
Deposits and other borrowings		11,216	13,995	9,152	10,003	7,500
Due from/to controlled entities		—	—	—	630	4,993
Payables and other liabilities		(1,061)	1,000	362	1,075	1,140
Bonds and notes
Issue proceeds		14,181	8,255	4,537	13,233	7,788
Redemptions		(4,100)	(4,095)	(3,519)	(4,100)	(4,095)
Loan capital
Issue proceeds		2,694	3,380	759	2,694	3,380
Redemptions		(368)	(437)	(589)	(368)	(437)
Decrease (increase) in outside equity interests		(1)	(1)	1	—	—
Dividends paid		(1,561)	(1,322)	(1,178)	(1,463)	(1,220)
Share capital issues (ordinary capital)		3,695	120	112	3,695	120
ANZ StEPS preference share issue		—	1,000	—	—	1,000
ANZ StEPS issues costs		—	(13)	—	—	(13)
Preference share buyback		(1,045)	—	—	(1,045)	—
Net cash provided by financing activities		23,378	18,936	8,426	24,781	16,722
Net cash provided by operating activities		5,250	4,619	1,449	1,745	5,033
Net cash (used in) investing activities		(27,117)	(19,167)	(10,311)	(26,323)	(17,846)
Net cash provided by financing activities		23,378	18,936	8,426	24,781	16,722
Net (decrease) increase in cash and cash equivalents		1,511	4,388	(436)	203	3,909
Cash and cash equivalents at beginning of year		7,315	7,925	9,071	4,411	5,453
Foreign currency translation on opening balances		(972)	(4,998)	(710)	(372)	(4,951)
Cash and cash equivalents at end of year	42	7,854	7,315	7,925	4,242	4,411

The notes appearing on pages 29 to 126 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

Our critical accounting policies are described on pages 129 to 133.

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

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments which are recorded at market value with gains and losses on revaluation taken to the statement of financial performance, and the deemed cost of properties (deemed cost being the carrying amount of revalued non current assets as at the date of reverting to the cost basis per AASB 1041 - Revaluation of Non Current Assets) less any accumulated depreciation.

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

ii)  Changes in Accounting Policies

There have been no changes in accounting policies for the year ended 30 September 2004.

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

Control means the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable that other entity to pursue the objectives of the controlling entity.

The capacity of an entity to dominate decision making is usually present when that entity has power over more than one-half of the voting rights of the other entity; power to govern the financial and operating policies of the other entity; power to appoint or remove the majority of the members of the board of directors; or power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the entity. However, all the facts of a particular situation will be considered when assessing control.

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities.

The Group’s share of results of associates and joint venture entities is included in the consolidated statement of financial performance. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group’s share of post acquisition net assets. Interests in associates and joint ventures are reviewed annually for impairment primarily using a discounted cash flow methodology. In the course of completing this valuation other methodologies are considered to determine the reasonableness of the valuation including the multiples of earnings methodology.

All significant activities of the Group, with the exception of ING Australia Joint Venture and PT Panin Indonesia Bank, are operated through wholly owned controlled entities.

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

The unamortised balance of goodwill and notional goodwill and the period of amortisation are reviewed annually for impairment using a discounted cash flow methodology.  The reasonableness of this valuation is assessed by comparing, and ensuring it is similar to, the value calculated using the capitalization of earnings methodology. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

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

vi)  Fee income

Fee and commission income are brought to account on an accruals basis.  Yield-related front-end application fees received are deferred and accrued to income as an adjustment to yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires.

Fees and commissions that relate to the execution of a significant act (for example, advisory services, placement fees and underwriting fees) are taken to income when the fees are receivable.

Fees charged for providing ongoing services that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are recognised as revenue in the period in which the service is provided.

vii)  Net loans and advances

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

Finance leases, including hire purchase contracts are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance. The finance receivable component of operating leases is accounted for using the finance method and residual interest retained are recorded as other assets. At finalisation, goods are disposed of and proceeds received are applied against the residual value.  Any resulting gains or losses are recognised through income.

Other assets include the residual interest in operating leases which is reflected at estimated future realisable value. The residual value is reviewed semi-annually and compared to estimated future market values. Any impairment on these residual value assets is recognised in the statement of financial performance for the period.

A hire purchase is a contract where Esanda or UDC (the ‘owner’) allows the customer (the ‘hirer’) the right to possess and use goods in return for regular payments.  When all payments are made the title to the goods will pass to the customer.

The gross amount of contractual payments for finance leases to business customers that have a fixed rate and a fixed term are recorded as gross lease receivables and the unearned interest component is recognised as income yet to mature.

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

viii)  Bad and doubtful debts and other loss contingencies

Bad and doubtful debts:

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

Other loss contingencies:

These items are recorded as liabilities on the balance sheet when the following requirements are met:

•  the transaction is probable in that the contingency is likely to occur; and

•  can be reasonably estimated.

Further disclosure is made within note 48, where the above requirements are not met but the contingency falls within the category of “reasonably possible”.  Specific details are provided together with an estimate of the range or a statement that such as estimate is not possible.

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

Market value for listed and unlisted securities is determined by the price displayed by a willing buyer in a liquid market at the reporting date, adjusted for liquidity issues around the size of the parcel of securities held by the Group as compared to the normal daily trading volumes in the securities. Where a market price in a liquid market is not readily available, the market value is determined by reference to the market price available for a security with similar credit, maturity and yield characteristics or by using industry standard pricing models.

xi)  Investment securities

Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be an other than temporary diminution in value. The market value of listed and unlisted investment securities used for considering other than temporary impairment and fair market value disclosures is determined using quoted market prices for securities with the same or similar credit, maturity and yield characteristics.

Market value, used for impairment issues, is determined in accordance with the methodology discussed under Trading Securities.

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

Fair value losses arising from trading derivatives are not offset against fair value gains on the statement of financial position unless a legal right of set-off exists.

For contracts subject to master netting agreements that create a legal right of set off for which only the net revaluation amount is recognised on the statement of financial performance, unrealised gains on derivatives are recognised as part of other assets and unrealised losses are recognised as part of other liabilities in a category described as “treasury instrument revaluations”.

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

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. For hedging instruments designed as hedging interest rate risk the amortised deferred gain or loss is posted to the net interest line; for items designated as hedging foreign currency exposures the amortised deferred gain or loss is recorded in the other operating income line. The impact of hedges of foreign currency revenue is recorded in interest income. The deferred gain or loss is recorded in other liability or other assets in the statement of financial position.

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

Leasehold improvements are amortised on a straight line basis over the shorter of the useful lives or remaining terms of the lease.

Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as amortisation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

The carrying value of all non current assets, including premises and equipment, have been assessed annually, and have not been found to be in excess of their recoverable amounts.  Recoverable amounts are determined through a combination of comparisons with market values and cash flows. If the carrying value of non current assets exceeds its recoverable amount, the asset is written down to the lower value.  Where assets working together as a group support the generation of cash flows, the recoverable amount is assessed in relation to the group of assets.

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

For details of the impact of Tax Consolidation, refer notes 6, 19 and 25.

xvi)  Employee entitlements

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

xvii)  Provisions

Refer to note 27 for the accounting policies covering various provisions excluding ELP which is detailed in note 1(viii) above.

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

Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as ‘Other Assets’ in the Statement of Financial Position. The fee component of premiums with no due date are recognised as revenue on a cash received basis. This category relates to investment products which offer policy holders the facility to make additional payments but where there is no contractual requirement to do so.

There are no risks arising from policyholder mortality associated with these investment products. These are savings products which are reported as deposits, and accordingly the fee is recognised when received.

Business is classified as investment-linked where the benefit amount is directly linked to the market value of the investments. The policy owner bears the risk and rewards of the fund’s investment performance. Non investment linked business covers a wide range of contracts where the benefit amount is not directly linked to the market value of the investments. Dependent upon the type of contract involved, benefits could be paid upon termination of the contract from any cause or specifically on death, or on the occurrence of a contingency dependent on the termination or continuation of human life or on the occurrence of injury or disability caused by accident or illness. The financial risk of the occurrence of the event which crystallises the payment of the benefit is borne by the company.

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

xxii)  Capitalised expenses

Direct external expenses related to the acquisition of interest earning assets, including structured institutional lending, mortgages and finance leases, are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its expected yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the particular asset portfolio, taking into account contractual obligations and prepayment experience assessed on a regular basis.  Impairment of capitalised expenses is assessed through comparing the actual behaviour of the portfolio against initial expected life assumptions.

2:  INCOME

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Interest income
From other financial institutions	209	92	121	68	65
On regulatory deposits	—	—	1	—	—
On trading securities	359	272	261	245	230
On investment securities	275	180	136	210	125
On loans and advances	12,984	9,380	8,245	8,194	6,667
Other	290	291	273	200	213
	14,117	10,215	9,037	8,917	7,300
From controlled entities	—	—	—	137	78
Total interest income	14,117	10,215	9,037	9,054	7,378

Other operating income
i) Fee income
Lending	1,002	933	876	822	813
Other, commissions(1)	1,419	1,115	1,196	947	795
	2,421	2,048	2,072	1,769	1,608
From controlled entities	—	—	—	260	219
Total fee income	2,421	2,048	2,072	2,029	1,827

ii) Other income
Foreign exchange earnings	411	348	365	232	238
Profit on trading instruments	151	110	59	158	122
Significant item: Net profit before tax from sale of business to INGA joint venture	14	—	174	14	—
Significant item: Net profit before tax from the close out of the TrUEPrS swap	108	—	—	108	—
Hedge of TrUEPrS cash flows(2)	2	71	72	2	71
Life insurance margin on services operating income (refer note 40)	15	—	99	—	—
Profit (loss) on sale of premises(3)	(7)	6	5	—	—
Rental income	2	3	4	2	3
Other	129	116	89	482	1,729
Total other income(4)	825	654	867	998	2,163
Total other operating income	3,246	2,702	2,939	3,027	3,990
Share of joint venture profit from ING Australia(5) (refer note 45)	97	55	2	—	—
Share of associates profit (net of write offs)	48	51	29	—	—
Total share of joint venture and associates profit	145	106	31	—	—
Total income(6)	17,508	13,023	12,007	12,081	11,368

(1)               Includes commissions from funds management business (up to 30 April 2002)

(2)               Preference shares are issued via the TrUEPrS structure. This income is earned on a fixed receive/floating pay swap of the fixed dividend commitments.  $2 million in 2004 treated as significant item

(3)               Gross proceeds on sale of premises is $34 million (2003: $33 million, 2002: $42 million)

(4)               The Company’s ‘other income’ include dividends received from controlled entities of $648 million (2003: $1,803 million)

(5)               Net of notional goodwill amortisation

(6)               Includes external dividend income of $3 million (2003: $10 million, 2002: $3 million) for the Group and $2 million (2003: $1 million) for the Company

3: EXPENSES

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Interest expense
To other financial institutions	238	183	246	161	164
On deposits	5,037	3,502	3,019	3,403	2,722
On borrowing corporations’ debt	481	445	404	—	—
On commercial paper	765	310	251	196	184
On loan capital, bonds and notes	1,699	1,052	801	1,515	1,014
Other	643	412	298	534	295
	8,863	5,904	5,019	5,809	4,379
To controlled entities	—	—	—	279	177
Total interest expense	8,863	5,904	5,019	6,088	4,556

Operating expenses

i) Personnel
Pension fund	145	109	103	108	94
Employee entitlements and taxes	144	122	129	108	106
Salaries and wages	1,431	1,177	1,134	975	912
Other	411	342	348	303	283
Total personnel expenses	2,131	1,750	1,714	1,494	1,395

ii) Premises
Amortisation of leasehold improvements	13	15	14	7	9
Depreciation of buildings and integrals	12	16	17	2	1
Rent	197	154	161	139	120
Utilities and other outgoings	109	88	92	81	74
Other	22	22	15	17	18
	353	295	299	246	222
To controlled entities	—	—	—	46	43
Total premises expenses	353	295	299	292	265

iii) Computer
Computer contractors	25	18	34	23	16
Data communication	83	61	62	48	41
Depreciation and amortisation	240	183	140	176	148
Rentals and repairs	59	70	59	62	63
Software purchased	101	103	105	90	90
Other	45	30	24	19	12
Total computer expenses	553	465	424	418	370

iv) Other
Advertising and public relations	130	91	98	72	66
Amortisation of goodwill(1)	146	18	20	8	9
Audit fees (refer note 5)	5	4	3	3	2
Depreciation of furniture and equipment(2)	44	33	35	27	26
Freight and cartage	41	35	36	32	29
Loss on sale of equipment	6	7	2	5	2
Non-lending losses, frauds and forgeries	49	48	51	30	36
Postage and stationery	111	92	97	66	67
Professional fees	112	101	97	83	86
Telephone	57	49	53	30	35
Travel	100	78	77	65	55
Other	128	102	84	189	165
Total other expenses	929	658	653	610	578

v) Restructuring	60	60	63	64	55
Total operating expenses	4,026	3,228	3,153	2,878	2,663
Significant item: recovery from NHB litigation	—	—	(248)	—	—
Total operating expenses including recovery from NHB litigation	4,026	3,228	2,905	2,878	2,663
Total expenses	12,889	9,132	7,924	8,966	7,219

(1)               In addition, there is a notional goodwill amortisation charge of $41 million (2003: $44 million; 2002: $18 million) included in the calculation of the share of income from the ING Australia joint venture

(2)               Excludes integrals $8 million (2003: $12 million), included in Premises disclosure

4:  EQUITY INSTRUMENTS ISSUED TO EMPLOYEES

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2004	2003	2002
	$m	$m	$m
Net profit attributable to shareholders of the Company	2,815	2,348	2,322
Expenses attributable to:
Options issued to Group Heads(1)	(8)	(8)	(7)
Options issued to general management(1)	(23)	(24)	(19)
Shares issued under $1,000 employee share plan	(22)	(18)	(18)
Total	2,762	2,298	2,278

(1)               Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of AASB 1046. Value of options are amortised on a straight-line basis over the vesting period.

5:  REMUNERATION OF AUDITORS

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$’000	$’000	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group	2,981	2,640	2,065	2,357	2,115
Other audit-related services(1),(2)	567	2,083	2,793	492	1,690
Other assurance services(3)	2,934	3,891	8,188	2,899	3,864
	6,482	8,614	13,046	5,748	7,669
Taxation	563	775	1,278	443	775
	563	775	1,278	443	775
Total	7,045	9,389	14,324	6,191	8,444

Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	1,834	1,293	1,305	346	315
Other audit-related services(1),(2)	1,494	1,503	1,611	556	639
Other assurance services(3)	77	1,473	316	32	1,194
	3,405	4,269	3,232	934	2,148
Taxation	65	83	200	31	10
	65	83	200	31	10
Total	3,470	4,352	3,432	965	2,158
Total remuneration of auditors	10,515	13,741	17,756	7,156	10,602

By virtue of an Australian Securities and Investments Commission class order dated 30 September 1998, the auditors of Australia and New Zealand Banking Group Limited and its related bodies corporate, KPMG, have been exempted from compliance with certain requirements of Section 324 of the Corporations Act 2001.  The class order exemption applies in that partners and associates of KPMG, not engaged on the audit of Australia and New Zealand Banking Group Limited and its related bodies corporate, may be indebted to the Company, provided that such indebtedness was i) less than $5,000; or ii) was for a mortgage loan on principal place of residence; or iii) arose prior to the date of Class Order, or prior to joining KPMG, and arose upon ordinary commercial terms and conditions.

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor maybe provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

KPMG has confirmed to ANZ that it has policies in place on loans from audit clients that are in accordance with Rule 2-01 of Regulation S-X and that neither KPMG nor any covered person or immediate family member have any loans outstanding from Australia and New Zealand Banking Group Limited and its related parties that are part of the audit client that are not in compliance with that rule.

(1)               Includes completion accounts review

(2)               Includes services for the audit or review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)               2004 includes an NBNZ due diligence oversight review and markets co-sourcing internal audit work which ceased in April 2004.  2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act.  2002 includes due diligence services principally related to ING Australia joint venture. Under the policy adopted by ANZ in April 2002, due diligence services are no longer provided by the external auditor, unless specifically approved by the Board

6:  INCOME TAX EXPENSE

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	3,987	3,277	3,223	2,681	3,684
Prima facie income tax at 30%	1,196	983	967	804	1,105
Tax effect of permanent differences
Overseas tax rate differential	20	15	14	2	2
Other non-assessable income	(32)	(31)	(39)	(1)	—
Rebateable and non-assessable dividends	(20)	(16)	(11)	(194)	(541)
Life insurance accounting	(4)	—	7	—	—
Goodwill amortisation	46	5	4	1	1
Profit from associated and joint venture entities	(43)	(32)	(9)	(1)	—
NHB settlement tax rate differential	—	—	15	—	—
Sale of business to INGA joint venture	(4)	—	(48)	(4)	—
Other	11	5	(4)	105	52
	1,170	929	896	712	619
Income tax under/(over) provided in prior years	(2)	(3)	2	(2)	(3)
Total income tax expense	1,168	926	898	710	616
Australia	802	672	683	641	543
Overseas	366	254	215	69	73
	1,168	926	898	710	616

Tax Consolidation

The Company, Australia and New Zealand Banking Group Limited, is the head entity in the tax-consolidated group, comprising all the Australian wholly-owned subsidiaries, trusts and partnerships.  The implementation date for the tax-consolidated group is 1 October 2003. Under tax consolidations the head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group adjusted for the impact of arrangements made with other members of the tax - consolidated group.

Members of the tax-consolidated group have entered into a tax sharing agreement which provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations.

The tax-consolidated group has also entered into a tax funding agreement that requires wholly-owned subsidiaries to make/receive contributions to the head entity for:

•  deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•  current tax assets and liabilities and deferred tax balances which have been calculated as if the wholly-owned subsidiaries were taxed on a “stand-alone” basis.

The contributions are payable as set out in the tax funding agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities which are equivalent to deferred tax balances.

Calculations at 30 September 2004 have been based on legislation enacted to that date. These calculations have resulted in no material adjustment to the consolidated tax expense or consolidated deferred tax balances for the year ended 30 September 2004.

7:  DIVIDENDS

	Consolidated					The Company
	2004		2003		2002	2004		2003
	$m		$m		$m	$m		$m
Ordinary dividends
Interim dividend	850		666		583	850		666
Proposed final dividend	777	(1)	—	(1)	692	777	(1)	—	(1)
Bonus option plan adjustment	(29)		(25)		(23)	(29)		(25)
Dividends on ordinary shares	1,598		641		1,252	1,598		641

(1)               Change in accounting standard in 2003. Dividends no longer accrued and are recorded when declared. Final dividend of $983 million not included in above table

A final dividend of 54 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 17 December 2004 (2003 final dividend of 51 cents, paid 19 December 2003, fully franked, 2002: final dividend of 46 cents, paid 13 December 2002, fully franked). The 2004 interim dividend of 47 cents, paid 1 July 2004, was fully franked (2003: interim dividend of 44 cents, paid 1 July 2003, was fully franked, 2002: interim dividend of 39 cents, paid 1 July 2002, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2003: 30%, 2002: 30%).

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Preference dividends
Trust Securities Issues	36	102	117	—	—
ANZ Stapled Exchangeable Preferred Securities(ANZ StEPS)	62	—	n/a	—	—
Dividends on preference shares	98	102	117	—	—

Trust Securities Issues (ANZ TrUEPrS)

In 1998 ANZ TrUEPrS issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carried an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts were payable quarterly in arrears. Payment dates were the fifteenth day of January, April, July and October in each year.  The preference shares were bought back on 12 December 2003.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each raising $1 billion ($987 million net of issue costs of $13 million).  ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note stapled to a fully paid preference share.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $111 million (2003 and 2002: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2004 financial year, $421 million of franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

The 2004 amount includes franking credits that were transferred from Australian wholly-owned entities to the parent entity at 1 October 2003 when these entities entered the Australian tax consolidated group.

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

Dividend Reinvestment Plan

During the year, 3,909,659 ordinary shares were issued at $16.61 per share, and 3,906,171 ordinary shares at $17.84 per share, under the Dividend Reinvestment Plan (2003: 3,142,629 ordinary shares at $18.32 per share, and 3,081,237 ordinary shares at $18.48 per share)

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 927,439 ordinary shares were issued at $16.61 per share, and 844,425 ordinary shares at $17.84 per share, under the Bonus Option Plan (2003: 787,335 ordinary shares at $18.32 per share, and 747,652 ordinary shares at $18.48 per share).

	Declared dividend	Bonus options exercised	Amount paid
	$m	$m	$m
Final dividend 2003	777	(15)	762
Interim dividend 2004	850	(14)	836
	1,627	(29)	1,598

8:  EARNINGS PER ORDINARY SHARE

	Consolidated
	2004	2003	2002
	$m	$m	$m
Basic earnings per share (cents)(1)	153.1	142.4	141.4

Earnings reconciliation
Net profit	2,819	2,351	2,325
Less: net profit attributable to outside equity interests	4	3	3
Less: preference share dividend paid	98	102	117
Earnings used in calculating basic earnings per share	2,717	2,246	2,205

Weighted average number of ordinary shares (millions)(1)
Used in calculating basic earnings per share	1,774.1	1,577.8	1,559.8

Diluted earnings per share (cents)(1)	149.7	141.7	140.4

Earnings reconciliation
Net profit	2,819	2,351	2,325
Less: net profit attributable to outside equity interests	4	3	3
Less: preference share dividend paid	98	102	117
Add: Hybrid interest expense	44	—	—
Earnings used in calculating diluted earnings per share	2,761	2,246	2,205

Weighted average number of ordinary shares (millions)(1)
Used in calculating basic earnings per share	1,774.1	1,577.8	1,559.8
Add: potential conversion of options to ordinary shares(1)	70.7	7.2	10.2
Used in calculating diluted earnings per share	1,844.8	1,585.0	1,570.0

(1)               Discounted for rights issue

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is 1.0 million.

StEPS has not been included in the calculation of diluted EPS as they are not dilutive.  Refer to note 30.

9:  LIQUID ASSETS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	696	601	678	522
Money at call, bills receivable and remittances in transit	157	753	121	747
Securities purchased under agreement to resell less than 90 days	568	496	552	496
	1,421	1,850	1,351	1,765
Overseas
Coins, notes and cash at bankers	418	284	103	96
Money at call, bills receivable and remittances in transit	2,289	1,647	1,087	882
Other banks’ certificates of deposit	2,080	2,437	1,203	1,173
Securities purchases under agreement to resell less than 90 days	155	374	—	—
	4,942	4,742	2,393	2,151
Total liquid assets	6,363	6,592	3,744	3,916

Maturity analysis based on original term to maturity at 30 September
Less than 90 days	4,999	5,509	2,408	2,834
More than 90 days	1,364	1,083	1,336	1,082
Total liquid assets	6,363	6,592	3,744	3,916

10:  DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia	498	646	488	638
Overseas	4,283	1,781	2,049	1,505
Total due from other financial institutions	4,781	2,427	2,537	2,143

Maturity analysis based on remaining term to maturity at 30 September
Overdraft	370	638	299	636
Less than 3 months	2,692	1,283	1,729	1,051
Between 3 months and 12 months	824	351	349	309
Between 1 year and 5 years	790	84	58	83
After 5 years	105	71	102	64
	4,781	2,427	2,537	2,143

11:   TRADING SECURITIES

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Unlisted – Australia
Commonwealth securities	164	475	164	475
Local, semi-government and other government securities	1,693	1,230	1,693	1,230
ANZ accepted bills	1,875	820	1,875	820
Other securities and equity securities	627	1,142	568	1,109
	4,359	3,667	4,300	3,634

Unlisted – Overseas
Other government securities	631	395	241	2
Other securities and equity securities	488	151	242	—
	1,119	546	483	2
Total unlisted	5,478	4,213	4,783	3,636
Total trading securities	5,478	4,213	4,783	3,636

12:   INVESTMENT SECURITIES

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer

Listed – Australia
Other securities and equity investments	4	4	—	—
	4	4	—	—

Listed – Overseas
Other government securities	1,070	546	1,070	546
Other securities and equity investments	1,354	1,540	1,354	1,540
	2,424	2,086	2,424	2,086
Total listed	2,428	2,090	2,424	2,086

Unlisted – Australia
Local and semi-government securities	895	1,362	895	1,362
Other securities and equity investments	2,786	250	2,660	157
	3,681	1,612	3,555	1,519

Unlisted – Overseas
New Zealand government securities	914	399	—	—
Other government securities	357	237	133	131
Other securities and equity investments	366	429	5	102
	1,637	1,065	138	233
Total unlisted	5,318	2,677	3,693	1,752
Total investment securities	7,746	4,767	6,117	3,838

Market value information

Listed – Australia
Other securities and equity investments	12	2	—	—
	12	2	—	—

Listed – Overseas
Other government securities	1,072	548	1,072	548
Other securities and equity investments	1,358	1,537	1,358	1,537
	2,430	2,085	2,430	2,085
Total market value of listed investment securities	2,442	2,087	2,430	2,085

Unlisted – Australia
Local and semi-government securities	895	1,362	895	1,362
Other securities and equity investments	2,785	251	2,659	157
	3,680	1,613	3,554	1,519

Unlisted – Overseas
New Zealand government securities	913	399	—	—
Other government securities	361	238	137	132
Other securities and equity investments	366	429	5	102
	1,640	1,066	142	234
Total market value of unlisted investment securities	5,320	2,679	3,696	1,753
Total market value of investment securities	7,762	4,766	6,126	3,838

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2004

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	695	200	—	—	—	—	895	895
Other securities and equity investments	2,480	50	51	162	—	47	2,790	2,797
	3,175	250	51	162	—	47	3,685	3,692

Overseas
New Zealand government securities	589	325	—	—	—	—	914	913
Other government securities	861	491	75	—	—	—	1,427	1,433
Other securities and equity investments	194	442	1,077	1	6	—	1,720	1,724
	1,644	1,258	1,152	1	6	—	4,061	4,070
Total book value	4,819	1,508	1,203	163	6	47	7,746	n/a
Total market value	4,784	1,508	1,251	165	6	48	n/a	7,762

Weighted average yields(1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	5.37	—	—	—
Other securities and equity investments	5.33	6.49	6.56	—

Overseas
New Zealand government securities	6.08	—	—	—
Other government securities	4.37	7.89	—	—
Other securities and equity investments	3.00	2.71	2.84	2.18

(1)          Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2004

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2003

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	1,002	360	—	—	—	—	1,362	1,362
Other securities and equity investments	95	60	68	—	—	31	254	253
	1,097	420	68	—	—	31	1,616	1,615

Overseas
New Zealand government securities	291	108	—	—	—	—	399	399
Other government securities	220	363	200	—	—	—	783	786
Other securities and equity investments	831	503	635	—	—	—	1,969	1,966
	1,342	974	835	—	—	—	3,151	3,151
Total book value	2,439	1,394	903	—	—	31	4,767	n/a
Total market value	2,439	1,393	903	—	—	31	n/a	4,766

Weighted average yields(1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	4.70	—	—	—
Other securities and equity investments	4.94	4.95	—	—

Overseas
New Zealand government securities	4.99	—	—	—
Other government securities	7.74	6.25	—	—
Other securities and equity investments	3.11	1.92	—	—

(1)          Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2003

The following investment securities, that have unrealized losses at 30 September 2004, are not considered ‘other-than-temporary’ impaired under US GAAP:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
	$m	$m	$m	$m	$m	$m
Listed – Australia
Other securities and equity investments	—	—	—	—	—	—

Listed – Overseas
Other government securities	60	—	—	—	60	—
Other securities and equity investments	657	(2)	196	—	853	(2)

Unlisted – Overseas
New Zealand government securities	703	(1)	—	—	703	(1)
Other government securities	—	—	—	—	—	—
Other securities and equity investments	52	—	139	—	191	—
Total	1,472	(3)	335	—	1,807	(3)

Under US GAAP, 65 debt security investments had unrealised losses at 30 September 2004.

ANZ reviews its investment security portfolio on a regular basis for evidence of ‘other-than-temporary’ impairment. Under US GAAP, ANZ recognizes an ‘other-than-temporary’ impairment in the Statement of Financial Performance for any investment security whose market value has been significantly below its carrying value for a period exceeding six months. The only exception to this policy is in respect of debt securities where their decline in market value is due solely to an increase in underlying rates of interest and where ANZ has the ability to hold these securities until maturity. None of the securities disclosed in the table above are considered ‘other-than temporarily’ impaired at 30 September 2004.

13:  NET LOANS AND ADVANCES

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Overdrafts	4,390	3,915	4,390	3,915
Credit card outstandings	4,523	4,265	4,523	4,265
Term loans – housing	71,499	62,482	71,499	62,482
Term loans – non-housing	49,217	41,133	44,098	35,804
Lease finance (refer below)	2,667	2,613	1,061	1,020
Hire purchase	7,093	6,127	497	398
Other	1,091	785	1,066	760
	140,480	121,320	127,134	108,644

New Zealand
Overdrafts	1,604	611	—	—
Credit card outstandings	1,032	491	—	—
Term loans – housing	31,519	10,551	—	—
Term loans – non-housing	22,472	7,425	—	—
Lease finance (refer below)	493	370	—	—
Hire purchase	517	496	—	—
Other	584	985	—	—
	58,221	20,929	—	—

Overseas markets
Overdrafts	558	740	408	579
Credit card outstandings	128	134	7	21
Term loans – housing	464	361	363	266
Term loans – non-housing	8,730	8,984	7,314	7,437
Lease finance (refer below)	111	239	79	216
Commercial bills	78	78	78	78
Other	44	2	40	2
	10,113	10,538	8,289	8,599
Total gross loans and advances	208,814	152,787	135,423	117,243
Provisions for doubtful debts (refer note 15)	(2,376)	(2,018)	(1,655)	(1,712)
Income yet to mature	(1,476)	(1,304)	(1)	(1)
	(3,852)	(3,322)	(1,656)	(1,713)
Total net loans and advances	204,962	149,465	133,767	115,530

Lease finance consists of gross lease receivables
Current	555	615	102	124
Non-current	2,716	2,607	1,038	1,112
	3,271	3,222	1,140	1,236

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2004

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	544	791	583	1,156	1,518	4,592
Business service	216	559	358	1,025	1,188	3,346
Entertainment, leisure and tourism	76	814	850	820	1,100	3,660
Financial, investment and insurance	366	854	1,297	625	406	3,548
Government and official institutions	1	87	2	15	21	126
Lease finance	—	90	238	1,820	519	2,667
Manufacturing	310	1,432	613	1,507	872	4,734
Personal(2)	6,260	7,073	143	5,521	495	19,492
Real estate – construction	207	185	192	1,100	684	2,368
Real estate – mortgage(3)	137	2,886	2,406	10,206	66,136	81,771
Retail and wholesale trade	597	1,960	510	1,822	2,737	7,626
Other	199	2,441	925	1,662	1,323	6,550
New Zealand
Agriculture, forestry, fishing and mining	113	792	512	5,388	2,613	9,418
Business service	242	52	100	285	167	846
Entertainment, leisure and tourism	75	25	198	415	178	891
Financial, investment and insurance	75	316	98	2,175	69	2,733
Government and official institutions	7	106	24	129	71	337
Lease finance	15	2	137	333	6	493
Manufacturing	186	342	143	972	326	1,969
Personal(2)	867	82	234	792	180	2,155
Real estate – construction	98	130	91	216	89	624
Real estate – mortgage(3)	620	2,776	2,147	4,554	24,628	34,725
Retail and wholesale trade	189	249	158	634	314	1,544
Other	149	349	336	1,168	484	2,486
Overseas Markets
Agriculture, forestry, fishing and mining	13	120	230	446	324	1,133
Business service	10	7	5	54	9	85
Entertainment, leisure and tourism	4	14	7	32	20	77
Financial, investment and insurance	14	88	47	294	112	555
Government and official institutions	26	4	11	69	14	124
Lease finance	73	—	—	15	23	111
Manufacturing	59	878	312	1,110	354	2,713
Personal(2)	6	46	53	170	164	439
Real estate – construction	12	6	34	39	6	97
Real estate – mortgage(3)	10	40	18	277	233	578
Retail and wholesale trade	216	243	95	93	42	689
Other	243	380	268	1,105	1,516	3,512
Gross loans and advances	12,235	26,219	13,375	48,044	108,941	208,814
Specific provision for doubtful debts	(384)	—	—	—	—	(384)
Income yet to mature	(12)	(355)	(287)	(816)	(6)	(1,476)
	(396)	(355)	(287)	(816)	(6)	(1,860)
Loans and advances net of specific provision and income yet to mature	11,839	25,864	13,088	47,228	108,935	206,954
General provision	—	—	—	—	(1,992)	(1,992)
Net loans and advances	11,839	25,864	13,088	47,228	106,943	204,962

Interest rate sensitivity
Fixed interest rates(4)	278	11,029	8,060	22,057	43,720	84,694
Variable interest rates	11,957	15,190	5,315	25,987	65,671	124,120
	12,235	26,219	13,375	48,044	108,941	208,814

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

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2003

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	505	417	655	1,001	1,251	3,829
Business service	243	261	313	869	946	2,632
Entertainment, leisure and tourism	100	588	199	805	940	2,632
Financial, investment and insurance	1,355	705	897	1,733	276	4,966
Government and official institutions	2	—	2	20	27	51
Lease finance	—	113	289	1,701	510	2,613
Manufacturing	345	2,068	479	1,125	1,349	5,366
Personal(2)	4,491	5,322	210	5,046	579	15,648
Real estate – construction	223	66	114	821	543	1,767
Real estate – mortgage(3)	125	1,990	1,811	9,871	55,863	69,660
Retail and wholesale trade	621	2,086	620	1,241	2,253	6,821
Other	170	2,284	647	1,065	1,169	5,335
New Zealand
Agriculture, forestry, fishing and mining	85	30	229	588	679	1,611
Business service	7	1	—	35	96	139
Entertainment, leisure and tourism	23	3	7	71	332	436
Financial, investment and insurance	61	5	462	564	75	1,167
Government and official institutions	7	2	6	62	70	147
Lease finance	25	28	79	236	2	370
Manufacturing	58	27	185	493	440	1,203
Personal(2)	43	171	202	375	39	830
Real estate – construction	16	27	56	153	56	308
Real estate – mortgage(3)	629	38	623	464	10,198	11,952
Retail and wholesale trade	51	10	100	385	428	974
Other	97	61	137	712	785	1,792
Overseas Markets
Agriculture, forestry, fishing and mining	17	111	252	534	231	1,145
Business service	14	6	15	146	3	184
Entertainment, leisure and tourism	6	16	17	32	27	98
Financial, investment and insurance	5	78	23	137	106	349
Government and official institutions	11	9	16	81	10	127
Lease finance	73	4	4	10	148	239
Manufacturing	171	418	394	1,089	379	2,451
Personal(2)	10	177	119	202	433	941
Real estate – construction	13	14	8	125	4	164
Real estate – mortgage(3)	49	16	61	403	278	807
Retail and wholesale trade	263	259	19	186	40	767
Other	242	191	195	1,269	1,369	3,266
Gross loans and advances	10,156	17,602	9,445	33,650	81,934	152,787
Specific provision for doubtful debts	(484)	—	—	—	—	(484)
Income yet to mature	(96)	(287)	(256)	(661)	(4)	(1,304)
	(580)	(287)	(256)	(661)	(4)	(1,788)
Loans and advances net of specific provision and income yet to mature	9,576	17,315	9,189	32,989	81,930	150,999
General provision	—	—	—	—	(1,534)	(1,534)
Net loans and advances	9,576	17,315	9,189	32,989	80,396	149,465

Interest rate sensitivity
Fixed interest rates(4)	372	8,585	4,724	22,739	19,826	56,246
Variable interest rates	9,784	9,017	4,721	10,911	62,108	96,541
	10,156	17,602	9,445	33,650	81,934	152,787

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

14:  IMPAIRED ASSETS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Summary of impaired assets
Non-accrual loans	829	1,007	644	865
Restructured loans	32	—	32	—
Unproductive facilities	29	39	29	38

Gross impaired assets	890	1,046	705	903
Specific provisions
Non-accrual loans	(378)	(482)	(268)	(427)
Unproductive facilities	(6)	(2)	(6)	(2)
Net impaired assets	506	562	431	474

Non-accrual loans
Non-accrual loans	829	1,007	644	865
Specific provisions	(378)	(482)	(268)	(427)
Total net non-accrual loans	451	525	376	438

Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	32	—	32	—

Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—

Unproductive facilities
Unproductive facilities	29	39	29	38
Specific provisions	(6)	(2)	(6)	(2)
Net unproductive facilities	23	37	23	36

Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	293	213	175	163

Consolidated average non-accrual loans: September 2004 $912 million; September 2003 $1,103 million; September 2002 $1,254 million

Further analysis of impaired assets at 30 September 2004 and interest and/or other income received during the year under Australian Prudential Regulation Authority guidelines is as follows:

	Consolidated			The Company
	Gross balance outstanding	Specific provision	Interest and/or other income received	Gross balance outstanding	Specific provision	Interest and/or other income received
	$m	$m	$m	$m	$m	$m
Non-accrual loans
Without provisions
Australia	82	—	3	79	—	2
New Zealand	6	—	—	—	—	—
Overseas markets	27	—	7	27	—	6
	115	—	10	106	—	8
With provisions and no, or partial, performance(1)
Australia	338	208	3	296	184	2
New Zealand	109	69	1	—	—	—
Overseas markets	265	100	5	241	83	5
	712	377	9	537	267	7
With provisions and full performance(1)
Australia	1	1	—	1	1	—
New Zealand	—	—	—	—	—	—
Overseas markets	1	—	—	—	—	—
	2	1	—	1	1	—
Total non-accrual loans	829	378	19	644	268	15
Restructured loans	32	—	—	32	—	—
Unproductive facilities	29	6	—	29	6	—
Total impaired assets	890	384	19	705	274	15

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

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	29	36	24	28
New Zealand	8	2	—	—
Overseas markets	25	31	15	23
Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	62	69	39	51

Interest and other income received
Australia	(6)	(10)	(4)	(9)
New Zealand	(1)	(1)	—	—
Overseas markets	(12)	(12)	(11)	(11)
Total interest and other income received	(19)	(23)	(15)	(20)

Net interest and other income forgone
Australia	23	26	20	19
New Zealand	7	1	—	—
Overseas markets	13	19	4	12
Total net interest and other income forgone	43	46	24	31

15:  PROVISIONS FOR DOUBTFUL DEBTS

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
General provision
Balance at start of year	1,534	1,496	1,386	1,283	1,310
Acquisition of provisions	216	—	—	—	—
Adjustment for exchange rate fluctuations	53	(49)	(22)	16	(70)
Charge to statement of financial performance	632	614	610	433	465
Significant transactions: special charge to statement of financial performance(1)	—	—	250	—	—
Transfer to specific provision	(525)	(588)	(788)	(399)	(460)
Recoveries	82	61	60	48	38
Total general provision	1,992	1,534	1,496	1,381	1,283

Specific provision
Balance at start of year	484	585	500	429	509
Acquisition of provisions	57	—	—	—	—
Adjustment for exchange rate fluctuations	(2)	(49)	(6)	(7)	(43)
Bad debts written off	(680)	(640)	(697)	(547)	(497)
Transfer from general provision	525	588	788	399	460
Total specific provision	384	484	585	274	429
Total provisions for doubtful debts	2,376	2,018	2,081	1,655	1,712

Provision movement analysis

New and increased provisions
Australia	459	418	423	404	360
New Zealand	80	45	54	—	—
Other overseas markets	86	212	421	60	163
	625	675	898	464	523
Provision releases	(100)	(87)	(110)	(65)	(63)
	525	588	788	399	460
Recoveries of amounts previously written off	(82)	(61)	(60)	(48)	(38)

Net specific provision	443	527	728	351	422
Net credit to general provision	189	87	132	82	43
Charge to statement of financial performance	632	614	860	433	465

Ratios	%	%	%	%	%
Provisions(2) as a % of total advances(3)
Specific	0.2	0.3	0.4	0.2	0.3
General	1.0	0.9	1.1	0.9	1.0
Provisions(2) as a % of risk weighted assets
Specific	0.2	0.3	0.4	0.2	0.4
General	1.0	1.0	1.1	1.0	1.1
Bad debts written off as a % of total advances(3)	0.3	0.4	0.5	0.4	0.4
Net specific provision as a % of total advances(3)	0.2	0.3	0.5	0.2	0.3

(1)          Following an assessment of the general provision balance in March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged to restore the provision balance to an appropriate level in the environment relevant at that time of unexpected investment grade defaults

(2)          Excludes provisions for unproductive facilities

(3)          See Glossary on page 141

16:  CUSTOMERS’ LIABILITIES FOR ACCEPTANCES

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	813	797	813	797
Business service	572	550	572	550
Entertainment, leisure and tourism	502	473	502	473
Financial, investment and insurance	1,081	977	1,081	977
Manufacturing	1,710	2,251	1,710	2,251
Personal(1)	5	80	5	80
Real estate – construction	132	112	132	112
Real estate – mortgage(2)	5,073	5,463	5,073	5,463
Retail and wholesale trade	1,524	1,810	1,524	1,810
Other	994	629	994	629
	12,406	13,142	12,406	13,142

Overseas
Financial, investment and insurance	6	11	6	11
Manufacturing	44	20	44	20
Retail and wholesale trade	10	4	10	4
Other	—	1	—	1
	60	36	60	36
Total customers’ liabilities for acceptances	12,466	13,178	12,466	13,178

(1)          Personal includes non-business acceptances to individuals

(2)          Real estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

17:  REGULATORY DEPOSITS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Overseas central banks	176	101	144	68

18:  SHARES IN CONTROLLED ENTITIES, ASSOCIATES AND JOINT VENTURE ENTITIES

Refer notes 43 to 45 for details.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Total shares in controlled entities	—	—	11,472	8,054
Total shares in associates	263	166	45	41
Total shares in joint venture entity	1,697	1,648	—	—
Total shares in controlled entities, associates and joint venture entities	1,960	1,814	11,517	8,095

ACQUISITIONS OF CONTROLLED ENTITIES

During the year ended 30 September 2004 the following material controlled entities were acquired:

On 1 December 2003, the Company acquired NBNZ Holdings Ltd and its controlled entities (NBNZ).  Details of the acquisition are disclosed in note 42.  The operating results of these acquired entities have been included in consolidated operating profit since acquisition.

A restructuring provision of $25 million was established for restructuring the operations of the acquired entities.  A balance of $24 million remains in the provision at 30 September 2004.  On 26 June 2004, NBNZ was amalgamated into ANZ Banking Group (New Zealand) Limited. ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited on 28 June 2004.

There were no material controlled entities acquired during the year ended 30 September 2003.

DISPOSALS OF CONTROLLED ENTITIES

There were no material controlled entities disposed of during the years ended 30 September 2004 and 2003.

19:  DEFERRED TAX ASSETS

	Consolidated		The Company
	2004	2003	2004		2003
	$m	$m	$m		$m
Future income tax assets comprises
General provision for doubtful debts	650	505	442		414
Other	804	660	295		332
Total income tax assets	1,454	1,165	737	(1)	746

Future income tax assets
Australia	959	874	636		605
Overseas	495	291	101		141
	1,454	1,165	737		746

(1)          Gross deferred tax assets for the Company $1,060 million (2004) less intercompany liability to tax consolidated controlled entities $323 million (2004)

Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences (benefits could amount to $nil, 2003: nil), and from realised capital losses (benefits could amount to $67 million, 2003: nil).

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

20:  GOODWILL

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Goodwill – at cost	3,509	248	123	128
Accumulated amortisation	(240)	(88)	(49)	(41)
Total goodwill(1)	3,269	160	74	87

(1)          Excludes notional goodwill related to the ING Australia joint venture of $754 million (September 2003: $821 million)

21:  OTHER ASSETS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Property held for resale
Cost of acquisition	—	2	—	—
Provision for diminution in value	—	—	—	—
	—	2	—	—
Accrued interest/prepaid discounts	1,568	1,085	1,181	859
Accrued commission	82	81	55	55
Prepaid expenses	71	70	10	13
Treasury instruments revaluations	4,456	5,963	3,738	5,379
Security settlements	952	373	10	360
Operating leases residual value	535	461	—	—
Life insurance business investments	65	—	—	—
Other	1,429	2,189	757	1,376
Total other assets	9,158	10,224	5,751	8,042

22:  PREMISES AND EQUIPMENT

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost(1)	472	442	31	22
Provision for depreciation	(24)	(16)	(1)	(1)
	448	426	30	21

Leasehold improvements
At cost	209	168	117	108
Provision for amortisation	(148)	(116)	(78)	(71)
	61	52	39	37

Furniture and equipment
At cost	920	725	519	507
Provision for depreciation	(614)	(488)	(342)	(324)
	306	237	177	183

Computer and office equipment
At cost	964	853	646	636
Provision for depreciation	(712)	(572)	(462)	(419)
	252	281	184	217

Software
At cost	728	624	614	560
Provision for amortisation	(298)	(159)	(239)	(139)
	430	465	375	421

Capital works in progress
At cost	35	24	21	18
Total premises and equipment	1,532	1,485	826	897

(1)          In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non-Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets ‘land and buildings’.

As all properties are carried at deemed cost subject to individually meeting a recoverable amount test, valuations are carried out on all properties with a carrying value in excess of $1 million every three years.  Properties carrying values are not increased to market values if valuations exceed carrying amounts. However, if the valuation of an individual property is determined to be less than its carrying amount, it will be written down to the lower amount.

The properties are subject to external valuation by independent valuers. Valuations are based on the estimated open market value and assume that the properties concerned continue to be used in their existing manner by the Group.

The independent valuation of the Group’s freehold land and buildings was carried out as at 30 June 2002 by Jones Lang La Salle Advisory and resulted in a valuation of $464 million (The Company: $32 million). As land and buildings are recorded at deemed cost, the valuation was not brought to account.

At 30 September 2004, the recoverable amount review of properties, with net carrying values equal to or greater than $2 million was completed.  Properties were reviewed for the existence of impairment indicators that might provide evidence that the property’s recoverable amount exceeded its carrying value.  One property was identified as impaired and a loss of $2 million was booked.

Group accounting policy covering the amortisation of software costs capitalised are detailed in note 1(xiv).  As at 30 September 2004 the weighted average amortisation period is 5 years.

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Freehold and leasehold land and buildings
Carrying amount at beginning of year	426	455	21	27
Additions	15	13	10	4
Acquisitions(1)	53	—	—	—
Disposals(2)	(43)	(35)	(1)	(7)
Depreciation	(4)	(4)	—	(1)
Net foreign currency exchange difference	1	(3)	—	(2)
Carrying amount at end of year	448	426	30	21

Leasehold improvements
Carrying amount at beginning of year	52	44	37	30
Additions	17	25	9	16
Acquisitions(1)	10	—	—	—
Disposals	(6)	(2)	—	—
Amortisation	(13)	(15)	(7)	(9)
Net foreign currency exchange difference	1	—	—	—
Carrying amount at end of year	61	52	39	37

Furniture and equipment(3)
Carrying amount at beginning of year	237	231	183	161
Additions	111	56	58	50
Acquisitions(1)	79	—	—	—
Disposals	(66)	(1)	(33)	—
Depreciation	(52)	(45)	(29)	(26)
Net foreign currency exchange difference	(3)	(4)	(2)	(2)
Carrying amount at end of year	306	237	177	183

Computer and office equipment
Carrying amount at beginning of year	281	283	217	235
Additions	80	110	65	94
Acquisitions(1)	14	—	—	—
Disposals	(14)	(12)	(26)	(36)
Depreciation	(111)	(100)	(72)	(75)
Net foreign currency exchange difference	2	—	—	(1)
Carrying amount at end of year	252	281	184	217

Software
Carrying amount at beginning of year	465	419	421	389
Additions	114	141	92	115
Acquisitions(1)	17	—	—	—
Writeoffs(4)	(37)	(12)	(34)	(10)
Amortisation	(129)	(83)	(104)	(73)
Carrying amount at end of year	430	465	375	421

Capital works in progress
Carrying amount at beginning of year	24	32	18	24
Net additions (transfers)	8	(8)	3	(6)
Acquisitions(1)	3	—	—	—
Carrying amount at end of year	35	24	21	18
Total premises and equipment	1,532	1,485	826	897

(1)          Relates to NBNZ acquisition at 1 December 2003.  Additions after this date are included in the “Additions” lines

(2)          Includes $2 million writedown in carrying value of one property

(3)          Includes integrals

(4)          Software writeoffs arose where projects were terminated and the software no longer utilised

23:  DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia	1,346	1,652	1,345	1,652
Overseas	6,003	4,815	4,515	3,838
Total due to other financial institutions	7,349	6,467	5,860	5,490

Maturity analysis based on remaining term to maturity at 30 September
At call	2,255	2,887	1,853	1,948
Less than 3 months	4,152	2,893	3,346	2,859
Between 3 months and 12 months	662	686	661	682
Between 1 year and 5 years	280	1	—	1
Total due to other financial institutions	7,349	6,467	5,860	5,490

24:  DEPOSITS AND OTHER BORROWINGS

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Certificates of deposit	12,221	7,029	12,221	7,029
Term deposits	22,615	19,263	23,273	19,814
Other deposits bearing interest	45,155	40,864	45,155	40,852
Deposits not bearing interest	4,005	3,881	4,005	3,881
Commercial paper	4,708	5,458	2,099	3,722
Borrowing corporations’ debt(1)	7,214	6,822	—	—
Securities sold under agreement to repurchase	78	299	78	299
Other borrowings	509	713	509	713
	96,505	84,329	87,340	76,310

Overseas
Certificates of deposit	4,844	3,119	1,365	1,786
Term deposits	30,941	19,683	9,629	10,768
Other deposits bearing interest	15,891	6,536	782	771
Deposits not bearing interest	4,207	1,950	632	452
Commercial paper	14,072	6,981	—	—
Borrowing corporations’ debt(2)	2,034	1,797	—	—
Other borrowings	63	99	63	99
	72,052	40,165	12,471	13,876
Total deposits and other borrowings	168,557	124,494	99,811	90,186

Maturity analysis based on remaining term to maturity at 30 September
At call	68,421	52,726	50,013	45,225
Less than 3 months	74,186	56,587	37,783	37,323
Between 3 months and 12 months	17,923	10,300	7,337	5,291
Between 1 year and 5 years	7,923	4,860	4,662	2,335
After 5 years	104	21	16	12
Total deposits and other borrowings	168,557	124,494	99,811	90,186

(1)          Included in this balance is debenture stock of controlled entities. $7.2 billion of debenture stock of the consolidated subsidiary company Esanda together with accrued interest thereon, is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entity other than land and buildings ($12,100 million).  All controlled entities of Esanda (except for some controlled entities which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by the Company. The only loans pledged as collateral are those in Esanda and its subsidiaries

(2)          This balance represents NZ$2.2 billion of secured debenture stock of the consolidated subsidiary UDC Finance Limited and the interest accruals thereon are secured by a floating charge over all assets of the UDC Finance Limited and its’ subsidiaries (NZ$2,527 million)

25:  INCOME TAX LIABILITIES

	Consolidated		The Company
	2004	2003	2004		2003
	$m	$m	$m		$m
Australia
Provision for income tax	242	(303)	203		(381)
Provision for deferred income tax	1,354	1,168	921		801
	1,596	865	1,124		420

Overseas
Provision for income tax	93	52	18		26
Provision for deferred income tax	225	166	109		100
	318	218	127		126
Total income tax liabilities	1,914	1,083	1,251	(1)	546

Provision for deferred income tax comprises
Lease finance	166	95	79		46
Treasury instruments	497	511	497		511
Other	916	728	454		344
	1,579	1,334	1,030		901

(1)          Gross income tax liabilities for the company $1,724 million (2004) less intercompany asset to tax consolidated controlled entities $473 million (2004)

26:  PAYABLES AND OTHER LIABILITIES

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Payables	4,746	3,102	4,700	3,145
Accrued interest and unearned discounts	1,169	864	1,051	758
Treasury instruments revaluations	3,274	5,997	3,781	5,995
Accrued charges	297	312	255	299
Security settlements	1	165	1	165
Other liabilities	438	693	291	642
	9,925	11,133	10,079	11,004

Overseas
Payables	145	197	1	5
Accrued interest and unearned discounts	647	341	259	178
Treasury instruments revaluations	2,382	1,335	143	104
Accrued charges	237	143	43	49
Security settlements	378	—	—	—
Life insurance policy liabilities	30	—	—	—
Other liabilities	468	462	365	331
	4,287	2,478	811	667
Total payables and other liabilities	14,212	13,611	10,890	11,671

27:  PROVISIONS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Employee entitlements(1)	333	269	248	237
Dividends (refer note 7)	—	—	—	—
Non-lending losses, frauds and forgeries	171	164	125	128
Restructuring costs and surplus leased space	106	92	66	68
Other	235	244	179	181
Total provisions	845	769	618	614

(1)          The aggregate liability for employee benefits largely comprise employee entitlements provisions plus liability for payroll tax and fringe benefits tax. The aggregate liability as at 30 September 2004 was $456 million consolidated and $284 million for the company (30 September 2003: was $362 million consolidated and $263 million for the company)

Reconciliations of the carrying amounts of each class of provisions, except for employee entitlements are set out below:

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Dividends(1)
Carrying amount at beginning of the year	—	692	—	692
Final ordinary dividend	777	n/a	777	n/a
Interim ordinary dividend	850	666	850	666
Preference share dividend	98	102	98	102
Payments made during the year(2)	(1,725)	(1,460)	(1,725)	(1,460)
Carrying amount at the end of the year	—	—	—	—

Restructuring costs and surplus leased space(3)
Carrying amount at beginning of the year	92	143	68	103
Acquisition provision (NBNZ)	27	—	—	—
Provision made during the year	69	45	63	43
Payments made during the year	(68)	(80)	(50)	(62)
Release of Provisions	(15)	(16)	(15)	(16)
Adjustment for exchange rate fluctuations	1	—	—	—
Carrying amount at the end of the year	106	92	66	68

Non-lending losses frauds and forgeries(4)
Carrying amount at beginning of the year	164	216	128	184
Provision made during the year	18	17	4	6
Payments made during the year	(7)	(59)	(3)	(57)
Release of Provisions	(4)	(10)	(4)	(5)
Carrying amount at the end of the year	171	164	125	128

Other provisions(5)
Carrying amount at beginning of the year	244	298	181	268
Provision made during the year	209	153	165	111
Payments made during the year	(173)	(130)	(127)	(129)
Release of Provisions	(46)	(76)	(40)	(68)
Adjustment for exchange rate fluctuations	1	(1)	—	(1)
Carrying amount at the end of the year	235	244	179	181

(1)          A provision for dividends payable will be recognised in the reporting period in which the dividends are declared, determined, or publicly recommended. Current practice is to publicly announce dividends after the reporting period to which the dividend relates

(2)          Includes issue of ordinary shares under the Bonus Option Plan (2004: $29 million; 2003: $25 million)

(3)          Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken, and includes termination benefits.  Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though its timing is uncertain, and the costs can be reliably estimated

(4)          Non-lending losses, frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events

(5)          Other provisions comprise various other provisions including fringe benefits tax, fleet maintenance, workers’ compensation and other non-employee entitlement provisions

28:  BONDS AND NOTES

		Consolidated		The Company
		2004	2003	2004	2003
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	4,718	5,772	4,262	5,331
GBP	Great British pounds	3,896	1,758	3,896	1,758
AUD	Australian dollars	979	688	979	688
NZD	New Zealand dollars	667	31	33	31
JPY	Japanese yen	1,433	304	1,433	304
EUR	Euro	10,863	4,903	9,571	4,903
HKD	Hong Kong dollars	2,805	2,259	2,619	2,259
CHF	Swiss francs	831	389	831	389
CAD	Canadian dollars	1,258	184	1,258	184
NOK	Norwegian krone	82	84	82	84
SGD	Singapore dollars	70	200	70	200
Total bonds and notes		27,602	16,572	25,034	16,131

Bonds and notes by maturity

Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months		419	269	419	269
Between 3 months and 12 months		4,238	3,652	4,145	3,652
Between 1 year and 5 years		22,870	12,651	20,395	12,210
After 5 years		75	—	75	—
Total bonds and notes		27,602	16,572	25,034	16,131

29:  LOAN CAPITAL

		Interest Rate	Consolidated		The Company
			2004	2003	2004	2003
		%	$m	$m	$m	$m
Hybrid loan capital (subordinated)
US Stapled trust security issue
USD 350m cumulative trust securities due 2053		4.484	488	—	488	—
USD 750m cumulative trust securities due 2053		5.36	1,047	—	1,047	—
			1,535	—	1,535	—

Perpetual subordinated notes
USD 300m	floating rate notes	LIBOR(1) + 0.15	419	442	419	442
			419	442	419	442

Subordinated notes
USD 250m	fixed notes due 2004	6.25	—	367	—	367
USD 500m	fixed notes due 2006	7.55	698	735	698	735
JPY 482m	floating rate notes due 2007	LIBOR + 0.50	6	6	6	6
USD 7.9m	floating rate notes due 2007	LIBOR + 0.50	11	17	11	17
JPY 568.8m	floating rate notes due 2008	LIBOR + 0.55	7	8	7	8
USD 10m	floating rate notes due 2008	LIBOR + 0.50	14	20	14	20
USD 79m	floating rate notes due 2008(2)	LIBOR + 0.53	110	115	110	115
NZD 100m	fixed notes due 2010	8.36	93	—	—	—
NZD 100m	fixed notes due 2011	6.87	93	—	—	—
AUD 400m	floating rate notes due 2012	BBSW + 0.57	400	400	400	400
AUD 100m	floating rate notes due 2012	BBSW + 0.57	100	100	100	100
NZD 125m	fixed notes due 2012	7.40	118	—	—	—
NZD 125m	fixed notes due 2012	7.61	118	—	—	—
NZD 300m	floating rate notes due 2012	BKBM(3) + 0.50	280	263	—	—
NZD 100m	fixed notes due 2013	6.46	93	—	—	—
USD 550m	floating rate notes due 2013(3)	LIBOR(3) + 0.55	768	808	768	808
EUR 500m	fixed/floating rate notes due 2013(4)	4.45	860	854	860	854
EUR 300m	floating rate notes due 2013(5)	EURIBOR(3) + 0.375	516	512	516	512
AUD 350m	fixed notes due 2014	6.50	350	—	350	—
AUD 380m	floating rate notes due 2014	BBSW(3) + 0.41	380	—	380	—
GBP 200m	fixed notes due 2015	5.625	502	—	502	—
GBP 400m	fixed notes due 2018	4.75	1,004	983	1,004	983
			6,521	5,188	5,726	4,925
Total loan capital			8,475	5,630	7,680	5,367

Loan capital by currency
AUD Australian dollars			1,230	500	1,230	500
NZD New Zealand dollars			795	263	—	—
USD United States dollars			3,555	2,504	3,555	2,504
GBP Great British pounds			1,506	983	1,506	983
EUR Euro			1,376	1,366	1,376	1,366
JPY Japanese yen			13	14	13	14
			8,475	5,630	7,680	5,367

Loan capital by maturity

Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months			—	368	—	368
Between 1 year and 5 years			846	736	846	736
After 5 years			7,210	4,084	6,415	3,821
Perpetual			419	442	419	442
			8,475	5,630	7,680	5,367

(1)          LIBOR is an average of rates offered on loans to leading banks in the London inter-bank market

(2)          Prior to January 2002, the interest rate was LIBOR+ 1.03

(3)          After February 2008 rate changes to LIBOR (3) + 1.05

(4)          After February 2010 rate changes to EURIBOR (3) + 0.50

(5)          After August 2008 rate changes to EURIBOR (3) + 0.875

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes.  The loan capital, except for the US Stapled Trust Security Issue constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority (APRA) for capital adequacy purposes.  The US Stapled Trust Security Issue constitutes Tier 1 capital as defined by APRA for capital adequacy purposes.

US STAPLED TRUST SECURITY ISSUE

On 27 November 2003, ANZ raised USD1.1 billion via the issue of non-cumulative trust securities, to support the capital and funding base of the Group following the decision to acquire NBNZ.  The issue was structured as a stapled security along similar lines as ANZ StEPS, with investors purchasing a fully paid, non-coupon paying preference share issued by the parent and a fully paid, coupon paying, note issued by a special purpose NZ subsidiary (Samson Funding Limited).  The Trust Security can be de-stapled and the investor left with a coupon paying preference share at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances.  The issue was made in two tranches:

•  USD750 million tranche with a coupon of 5.36%.  After 15 December 2013 and at any coupon date thereafter, ANZ has the discretion to redeem the Trust Securities for cash.  If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

•  USD350 million tranche with a coupon of 4.484% which has the same conversion features as the USD750 million but from 15 January 2010.

If the Trust Securities are not redeemed or bought back prior to 15 December 2053 they will convert into preference shares, which in turn will mandatorily convert into a number of ordinary shares, based on the formula in the offering memorandum.

The US Stapled Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the Securities are reported as debt under Australian, International and US Accounting Standards with the coupon payment classified as interest expense.

30:  SHARE CAPITAL

	The Company
Number of issued shares	2004	2003	2002
Ordinary shares each fully paid	1,818,401,807	1,521,686,560	1,503,886,082
Preference shares each fully paid	10,000,000	134,032,000	124,032,000
Total number of issued shares	1,828,401,807	1,655,718,560	1,627,918,082

ORDINARY SHARES

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares	2004	2003	2002
Balance at start of year	1,521,686,560	1,503,886,082	1,488,267,146
Bonus option plan	1,771,864	1,534,987	1,351,845
Dividend reinvestment plan	7,815,830	6,223,866	5,018,513
ANZ employee share acquisition plan	3,891,978	3,615,714	4,144,988
ANZ share option plan	6,387,809	6,425,911	5,103,590
ANZ share purchase scheme ANZ rights issue	276,847,766	—	—
Balance at end of year	1,818,401,807	1,521,686,560	1,503,886,082

For a reconciliation of the movement in ordinary share capital refer to Statement of Changes in Shareholders’ Equity on page 27

PREFERENCE SHARES

a)  Trust Securities Issues (ANZ TrUEPrS)

ANZ TrUEPrS were 124,032,000 fully paid non-converting non-cumulative preference shares issued for USD6.25 per share via Trust Securities Issues in 1998.

The Trust Securities were mandatorily exchangeable for the preference shares issued by the Company, and carried an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carried no present entitlement to dividends. Distributions to investors in the Trust Securities were funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors would have mandatorily exchanged the Trust Securities for the preference shares and thereupon the preference shares would have carried an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears. The mandatory exchange of the Trust Securities for the preference shares could have occurred earlier at the Company’s option or in specified circumstances.

With the prior consent of the Australian Prudential Regulation Authority, the preference shares were redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities would have ceased on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs related.

On 12 December 2003, the Group bought back its 124,032,000 preference shares issued via Trust Securities Issues for $1,045 million.

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

Distributions on ANZ StEPS are noncumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are subject to certain payment tests (ie APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date. Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

On any reset date, ANZ may change certain terms (subject to certain restrictions) including the next reset date, market reset (from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates.  The first reset date is 15 September 2008.  Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur.  On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%.  In certain circumstances, the Company may also require exchange other than on a reset date.

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

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Preference share balance at start of year
- ANZ TrUEPrS (USD748 million)(1)	1,225	1,375	1,225	1,375
- ANZ StEPS(1)	987	—	987	—
	2,212	1,375	2,212	1,375
Retranslation of ANZ TrUEPrS(2)	—	(150)	—	(150)
Buyback of ANZ TrUEPrS(3)	(1,225)	—	(1,225)	—
	987	1,225	987	1,225
Preference share net proceeds from new issues during the year
- ANZ StEPS(1)	—	987	—	987
	987	2,212	987	2,212
Preference share balance at end of year
- ANZ TrUEPrS (USD748 million)(1)	—	1,225	—	1,225
- ANZ StEPS(1)	987	987	987	987
Balance at end of year	987	2,212	987	2,212

(1)          Net of issue costs

(2)          From 1 October 2002, the net proceeds are translated at the spot rate applicable at date of issue.  Before 1 October 2002, the net proceeds were translated at the current spot rate at each reporting period and recorded in FCTR.  Refer note 1

(3)          ANZ TrUEPrS bought back on 12 December 2003 for $1,045 million

Share Buybacks

The Company conducted no on-market buybacks during the years ended 30 September 2004 and 2003.  The Company announced the intention to undertake an on-market share buyback of at least $350 million post year end.  (Refer note 58).

31:  OUTSIDE EQUITY INTERESTS

	Consolidated
	2004	2003
	$m	$m
Share capital	1	2
Retained Profits	17	15
Total outside equity interests	18	17

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

	Consolidated
	2004	2003
	$m	$m
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	17,925	13,787
Hybrid loan capital(1)	1,535	—
Asset revaluation reserve	(31)	(31)
Dividend(2)	(983)	(777)
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(218)	(168)
Unamortised goodwill and other intangibles(3)	(4,170)	(1,044)
Capitalised expenses(4)	(465)	—
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)
Tier 1 capital	13,566	11,740

Tier 2
Asset revaluation reserve	31	31
Perpetual subordinated notes	419	442
General provision for doubtful debts(5)	1,342	1,029
	1,792	1,502
Subordinated notes(6)	6,052	4,563
Tier 2 capital	7,844	6,065

Deductions
Investment in Funds Management and securitisation entities	(107)	(56)
Investment in joint venture with INGA	(708)	(708)
Other	(204)	(156)
	(1,019)	(920)
Total qualifying capital	20,391	16,885
Adjusted common equity(7)	10,012	8,679
Total risk weighted assets	196,664	152,164

	%	%
Capital adequacy ratios
Tier 1	6.9	7.7
Tier 2	4.0	4.0
Deductions	(0.5)	(0.6)
Total	10.4	11.1
Adjusted common equity(7)	5.1	5.7

(1)          Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status.  Refer note 29

(2)          Relates to final dividend not provided for

(3)          From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital.  Prior to this, the deduction was from total capital

(4)          From 1 July 2004, APRA requires certain capitalised expenses to be deducted from Tier 1 Capital

(5)          Net of attributable future income tax benefit

(6)          For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(7)          Tier 1 capital, less preference share capital (converted at 30 September 2004 rates), less deductions

	Assets		Risk weighted assets
	2004	2003	2004	2003
	$m	$m	$m	$m
Statement of financial position
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claims on OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets	24,467	19,817	—	—
Claims on approved banks and local Governments	12,593	8,350	2,519	1,670
Advances secured by residential mortgages	106,013	76,711	53,007	38,355
Other assets – credit risk	113,218	88,042	113,218	88,042
Total statement of financial position assets – credit risk	256,291	192,920	168,744	128,067
Trading assets – market risk	3,054	2,671	n/a	n/a
Total statement of financial position assets	259,345	195,591	168,744	128,067

	Contract/ notional amount		Credit equivalent		Risk weighted assets
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures
Direct credit substitutes	10,262	9,771	10,262	9,771	8,173	8,115
Trade and performance related items	11,887	10,782	5,265	4,864	4,728	4,502
Commitments	78,914	65,396	12,385	7,632	10,239	7,422
Foreign exchange, interest rate and other market related transactions	672,500	516,773	11,692	11,469	3,790	3,387
Total off balance sheet exposures – credit risk	773,563	602,722	39,604	33,736	26,930	23,426
Total risk weighted assets – credit risk					195,674	151,493
Risk weighted assets – market risk					990	671
Total risk weighted assets					196,664	152,164

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

	2004			2003			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets

Due from other financial institutions
Australia	578	29	5.0	432	21	4.9	653	26	4.0
New Zealand	2,728	137	5.0	582	23	4.0	570	26	4.6
Overseas markets	2,322	43	1.9	2,046	48	2.3	2,404	69	2.9
Investments in public securities
Australia	7,231	389	5.4	6,390	301	4.7	5,384	259	4.8
New Zealand	3,038	150	4.9	1,642	73	4.4	1,253	55	4.4
Overseas markets	3,175	95	3.0	1,870	78	4.2	1,550	82	5.3
Loans, advances and bills discounted
Australia	129,658	8,893	6.9	110,260	7,263	6.6	95,846	6,273	6.5
New Zealand	48,346	3,701	7.7	20,365	1,637	8.0	18,129	1,363	7.5
Overseas markets	9,810	421	4.3	12,213	503	4.1	14,195	627	4.4
Other assets
Australia	1,524	127	8.3	1,606	105	6.5	1,463	17	1.2
New Zealand	1,808	36	2.0	1,353	46	3.4	1,349	83	6.2
Overseas markets	1,935	127	6.6	3,395	140	4.1	3,124	179	5.7
Intragroup assets
Overseas markets	10,670	225	2.1	9,858	200	2.0	9,525	211	2.2
	222,823	14,373		172,012	10,438		155,445	9,270
Intragroup elimination	(10,670)	(225)		(9,858)	(200)		(9,525)	(211)
	212,153	14,148	6.7	162,154	10,238	6.3	145,920	9,059	6.2
Non-interest earning assets

Acceptances
Australia	13,398			13,492			14,556
Overseas markets	54			88			152
Premises and equipment	1,460			1,436			1,349
Other assets	18,224			15,781			18,189
Provisions for doubtful debts
Australia	(1,762)			(1,838)			(1,805)
New Zealand	(481)			(211)			(176)
Overseas markets	(66)			(75)			(58)
	30,827			28,673			32,207
Total assets	242,980			190,827			178,127

Total average assets
Australia	162,944			142,491			130,515
New Zealand	61,027			25,333			22,607
Overseas markets	29,679			32,861			34,530
	253,650			200,685			187,652
Intragroup elimination	(10,670)			(9,858)			(9,525)
	242,980			190,827			178,127

% of total average assets attributable to overseas activities	32.9%			25.3%			26.7%

67

	2004			2003			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities

Time deposits
Australia	30,839	1,589	5.2	25,171	1,165	4.6	20,741	937	4.5
New Zealand	20,910	1,138	5.4	10,666	570	5.3	8,894	456	5.1
Overseas markets	12,772	296	2.3	14,738	336	2.3	15,113	417	2.8
Savings deposits
Australia	13,017	352	2.7	11,959	279	2.3	10,964	245	2.2
New Zealand	6,463	212	3.3	3,285	79	2.4	3,113	76	2.4
Overseas markets	386	3	0.8	405	3	0.7	449	7	1.6
Other demand deposits
Australia	29,737	1,182	4.0	26,718	963	3.6	23,397	792	3.4
New Zealand	6,428	256	4.0	2,108	98	4.6	1,903	78	4.1
Overseas markets	662	9	1.4	642	9	1.4	704	11	1.6
Due to other financial institutions
Australia	1,452	85	5.9	957	49	5.1	942	49	5.2
New Zealand	1,608	76	4.7	631	23	3.6	514	17	3.3
Overseas markets	3,736	77	2.1	6,446	111	1.7	7,399	180	2.4
Commercial paper
Australia	5,824	308	5.3	5,216	252	4.8	3,888	178	4.6
New Zealand	6,764	383	5.7	—	—	—	—	—	—
Overseas markets	6,485	74	1.1	4,740	58	1.2	3,641	73	2.0
Borrowing corporations’ debt
Australia	7,092	371	5.2	6,626	337	5.1	6,097	316	5.2
New Zealand	1,925	110	5.7	1,824	108	5.9	1,472	88	6.0
Loan capital, bonds and notes
Australia	29,631	1,575	5.3	19,783	1,011	5.1	15,639	756	4.8
New Zealand	2,009	121	6.0	521	37	7.1	441	30	6.8
Overseas markets	150	3	2.0	184	4	2.2	540	15	2.8
Other liabilities(1)
Australia	4,232	543	n/a	2,714	292	n/a	1,463	167	n/a
New Zealand	40	83	n/a	96	97	n/a	117	98	n/a
Overseas markets	82	17	n/a	33	23	n/a	37	33	n/a
Intragroup Liabilities
Australia	5,644	(19)	(0.3)	7,926	134	1.7	6,778	128	1.9
New Zealand	5,026	244	4.9	1,932	66	3.4	2,747	83	3.0
	202,914	9,088		155,321	6,104		136,993	5,230
Intragroup elimination	(10,670)	(225)		(9,858)	(200)		(9,525)	(211)
	192,244	8,863	4.6	145,463	5,904	4.1	127,468	5,019	3.9

(1)          Includes foreign exchange swap costs

	2004 Average balance	2003 Average balance	2002 Average balance
	$m	$m	$m
Non-interest bearing liabilities

Deposits
Australia	3,958	3,656	3,925
New Zealand	2,619	1,159	873
Overseas markets	867	683	597
Acceptances
Australia	13,398	13,492	14,556
Overseas markets	54	88	152
Other liabilities	13,611	14,113	19,634
	34,507	33,191	39,737
Total liabilities	226,751	178,654	167,205

Total average liabilities
Australia	153,927	134,462	123,341
New Zealand	57,550	24,071	21,507
Overseas markets	25,944	29,979	31,882
	237,421	188,512	176,730
Intragroup elimination	(10,670)	(9,858)	(9,525)
	226,751	178,654	167,205

Total average shareholders’ equity
Ordinary share capital(1)	15,000	10,929	9,507
Preference share capital	1,229	1,244	1,415
	16,229	12,173	10,922

Total average liabilities and shareholders’ equity	242,980	190,827	178,127
% of total average liabilities attributable to overseas activities	34.6%	29.2%	30.3%

(1)          Includes reserves and retained profits

34:  INTEREST SPREADS AND NET INTEREST AVERAGE MARGINS

	2004	2003	2002
	$m	$m	$m
Net interest income(1)
Australia	3,450	3,210	3,009
New Zealand	1,400	699	601
Overseas markets	433	425	432
	5,283	4,334	4,042

Average interest earning assets
Australia	138,991	118,688	103,346
New Zealand	55,920	23,942	21,301
Overseas markets	27,912	29,382	30,798
Intragroup elimination	(10,670)	(9,858)	(9,525)
	212,153	162,154	145,920

	%	%	%
Gross earnings rate(2)
Australia	6.79	6.48	6.36
New Zealand	7.20	7.43	7.17
Overseas markets	3.27	3.30	3.79
Group	6.67	6.31	6.21

Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	2.11	2.31	2.44
Interest forgone on impaired assets(3)	(0.02)	(0.02)	(0.04)
Net interest spread	2.09	2.29	2.40
Interest attributable to net non-interest bearing items	0.39	0.41	0.51
Net interest average margin – Australia	2.48	2.70	2.91

New Zealand
Gross interest spread	2.08	2.30	2.34
Interest forgone on impaired assets(3)	(0.01)	—	—
Net interest spread	2.07	2.30	2.34
Interest attributable to net non-interest bearing items	0.43	0.62	0.48
Net interest average margin – New Zealand	2.50	2.92	2.82

Overseas markets
Gross interest spread	1.34	1.37	1.20
Interest forgone on impaired assets(3)	(0.04)	(0.07)	(0.05)
Net interest spread	1.30	1.30	1.15
Interest attributable to net non-interest bearing items	0.25	0.15	0.25
Net interest average margin – Overseas markets	1.55	1.45	1.40

Group
Gross interest spread	2.08	2.28	2.31
Interest forgone on impaired assets(3)	(0.02)	(0.03)	(0.04)
Net interest spread	2.06	2.25	2.27
Interest attributable to net non-interest bearing items	0.43	0.42	0.50
Net interest average margin – Group	2.49	2.67	2.77

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

The confidence level is such that there is 97.5% or 99% probability that the loss will not exceed the VaR estimate on any given day. The 99% confidence level encompasses a wider range of potential outcomes.

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

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

	As at Sep 04	High for period Sep 04	Low for period Sep 04	Average for period Sep 04	As at Sep 03	High for period Sep 03	Low for period Sep 03	Average period Sep 03
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.5	2.0	0.3	0.7	1.4	2.0	0.3	0.8
Interest rate	1.5	2.1	0.6	1.1	1.1	2.1	0.5	1.0
Diversification benefit	(0.7)	(1.6)	(0.1)	(0.4)	(0.8)	(1.5)	(0.1)	(0.5)
Total VaR	1.3	2.5	0.8	1.4	1.7	2.6	0.7	1.3

Value at risk at 99% confidence
Foreign exchange	0.9	2.8	0.4	1.0	1.6	3.2	0.5	1.3
Interest rate	1.8	2.8	0.8	1.5	1.4	3.0	0.9	1.7
Diversification benefit	(0.9)	(2.2)	(0.2)	(0.6)	(0.8)	(2.6)	(0.4)	(0.9)
Total VaR	1.8	3.4	1.0	1.9	2.2	3.6	1.0	2.1

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as Total Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group’s capital.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (refer note 36).

a)  VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

	As at Sep 04	High for period Sep 04	Low for period Sep 04	Average for period Sep 04	As at Sep 03	High for period Sep 03
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Total ANZ Group	21.0	37.2	21.0	29.5	24.4	59.3

b)  Scenario Analysis - A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months. This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years - expressed as a percentage of reported net interest income.  The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months.  Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2004	2003
Impact of 1% Rate Shock
As at 30 September	1.48%	1.67%
Maximum exposure	1.53%	1.67%
Minimum exposure	(0.09)%	(0.86)%
Average exposure	0.69%	0.54%

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

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand. In these centres, a separate balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios - with different market interest rate environments and future balance sheet structures - to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.  Revenue related hedge contracts outstanding at 30 September 2004 were USD 36 million and NED 3,450 million.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

36:  INTEREST SENSITIVITY GAP

The following table represents the interest rate sensitivity as at 30 September 2004 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

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

At 30 September 2004	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,030	788	508	823	6	989	11,144
Trading and investment securities	8,326	1,261	1,538	1,667	293	139	13,224
Net loans and advances	147,883	8,415	12,914	36,740	673	(1,663)	204,962
Other assets	383	134	127	607	5	28,759	30,015
Total assets	164,622	10,598	15,087	39,837	977	28,224	259,345
Certificates of deposit and term deposits	54,245	7,596	4,574	4,199	7	—	70,621
Other deposits	53,843	843	1,648	4,997	—	7,927	69,258
Other borrowings and due to other financial institutions	27,733	2,784	2,844	1,805	7	854	36,027
Other liabilities	127	151	186	749	166	28,058	29,437
Bonds, notes and loan capital	18,738	2,474	962	9,955	3,948	—	36,077
Total liabilities	154,686	13,848	10,214	21,705	4,128	36,839	241,420
Shareholders’ equity and outside equity interests	—	—	—	—	—	17,925	17,925
Off balance sheet items affecting interest rate sensitivity	6,655	3,114	(8,887)	(4,777)	3,895	—	—

Interest sensitivity gap
– net	16,591	(136)	(4,014)	13,355	744	(26,540)	—
– cumulative	16,591	16,455	12,441	25,796	26,540	—	—

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

At 30 September 2003	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	6,857	388	103	47	36	1,588	9,019
Trading and investment securities	4,452	890	1,231	2,059	291	57	8,980
Net loans and advances	117,209	6,796	7,201	18,804	466	(1,011)	149,465
Other assets	640	61	92	828	58	26,448	28,127
Total assets	129,158	8,135	8,627	21,738	851	27,082	195,591
Certificates of deposit and term deposits	39,945	4,313	2,634	2,158	44	—	49,094
Other deposits	43,002	471	956	2,971	—	5,831	53,231
Other borrowings and due to other financial institutions	20,408	2,591	2,352	2,024	35	1,226	28,636
Other liabilities	480	19	65	441	117	27,519	28,641
Bonds, notes and loan capital	10,384	1,273	241	8,466	1,838	—	22,202
Total liabilities	114,219	8,667	6,248	16,060	2,034	34,576	181,804
Shareholders’ equity and outside equity interests	—	—	—	—	—	13,787	13,787
Off balance sheet items affecting interest rate sensitivity	(4,818)	(111)	(1,214)	5,227	916	—	—

Interest sensitivity gap
– net	10,121	(643)	1,165	10,905	(267)	(21,281)	—
– cumulative	10,121	9,478	10,643	21,548	21,281	—	—

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

The fair values are based on relevant information available as at 30 September 2004. While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2004, and therefore the net fair value of the financial instruments subsequent to 30 September 2004 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2004	2003	2004	2003
	$m	$m	$m	$m
Liquid assets	6,363	6,592	6,363	6,592
Due from other financial institutions	4,781	2,427	4,781	2,427
Trading securities	5,478	4,213	5,478	4,213
Investment securities, shares in associates and joint venture entities	9,786	6,706	9,706	6,581
Loans and advances	206,788	151,058	204,962	149,465
Customers’ liabilities for acceptances	12,466	13,178	12,466	13,178
Other financial assets	9,458	10,618	9,088	9,824

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

Net lease receivables, with a carrying value of $3,079 million (2003: $2,996 million) and a net fair value of $3,080 million (2003: $3,003 million), are included in loans and advances.

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

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2004	2003	2004	2003
	$m	$m	$m	$m
Due to other financial institutions	7,349	6,467	7,349	6,467
Deposits and other borrowings	168,542	124,519	168,557	124,494
Liability for acceptances	12,466	13,178	12,466	13,178
Bonds and notes	27,747	16,837	27,602	16,572
Loan capital	8,540	5,640	8,475	5,630
Other financial liabilities	13,665	13,285	13,525	13,062

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

BONDS AND NOTES AND LOAN CAPITAL

The aggregate net fair value of bonds and notes and loan capital at 30 September 2004 was calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

OTHER FINANCIAL LIABILITIES

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value. Also included are derivative financial instruments, where fair value is determined on the basis described under ‘Other financial assets’.

Income tax liabilities, other provisions and accrued charges are not considered financial liabilities.

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

	Notional principal amount	Credit equivalent amount	Fair value	Notional principal amount	Credit equivalent amount	Fair value
Consolidated	2004	2004	2004	2003	2003	2003
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	183,825	3,216	(1,411)	144,687	3,717	(683)
Swap agreements	51,437	3,095	(25)	42,528	3,124	(121)
Futures contracts(1)	251	n/a	2	353	n/a	—
Options purchased	13,288	398	224	10,971	433	395
Options sold(2)	18,852	n/a	(226)	15,889	n/a	(451)
Other contracts	2,686	436	115	3,818	408	112
	270,339	7,145	(1,321)	218,246	7,682	(748)

Interest rate contracts
Forward rate agreements	39,572	9	5	47,617	10	11
Swap agreements	321,585	3,682	424	236,083	3,232	487
Futures contracts(1)	38,270	n/a	4	13,458	n/a	3
Options purchased	12,810	111	64	11,961	117	61
Options sold(2)	15,214	n/a	(35)	13,987	n/a	(23)
	427,451	3,802	462	323,106	3,359	539

Credit contracts
Credit default swaps(3)	11,743	3,381	31	8,520	2,836	73
	709,533	14,328	(828)	549,872	13,877	(136)

(1)          Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(2)          Options sold have no credit exposure, as they represent obligations rather than assets

(3)          Credit default swaps include structured financing transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 750 million (2003: USD 750 million)

The maturity structure of derivative activity is a primary component of potential credit exposure. The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts. The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated At 30 September 2004	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	178,501	5,033	291	183,825	162,072	21,753
Swap agreements	9,945	33,631	7,861	51,437	13,670	37,767
Futures contracts	243	8	—	251	251	—
Options purchased	12,361	863	64	13,288	13,288	—
Options sold	18,001	789	62	18,852	18,852	—
Other contracts	1,015	1,436	235	2,686	2,681	5
	220,066	41,760	8,513	270,339	210,814	59,525

Interest rate contracts
Forward rate agreements	39,514	58	—	39,572	31,437	8,135
Swap agreements	121,594	153,556	46,435	321,585	248,186	73,399
Futures contracts	35,759	2,511	—	38,270	32,498	5,772
Options purchased	4,546	7,680	584	12,810	12,773	37
Options sold	7,506	7,267	441	15,214	15,214	—
	208,919	171,072	47,460	427,451	340,108	87,343

Credit contracts
Credit default swaps	1,310	9,472	961	11,743	8,775	2,968
Total	430,295	222,304	56,934	709,533	559,697	149,836

	Remaining life
Consolidated At 30 September 2003	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	138,559	5,677	451	144,687	130,825	13,862
Swap agreements	9,632	24,616	8,280	42,528	17,763	24,765
Futures contracts	348	5	—	353	353	—
Options purchased	10,002	792	177	10,971	10,971	—
Options sold	14,475	1,228	186	15,889	15,889	—
Other contracts	1,379	2,258	181	3,818	3,808	10
	174,395	34,576	9,275	218,246	179,609	38,637

Interest rate contracts
Forward rate agreements	47,090	527	—	47,617	42,764	4,853
Swap agreements	94,922	106,612	34,549	236,083	186,760	49,323
Futures contracts	13,114	344	—	13,458	13,458	—
Options purchased	5,407	5,790	764	11,961	11,961	—
Options sold	13,987	—	—	13,987	13,987	—
	174,520	113,273	35,313	323,106	268,930	54,176

Credit contracts
Credit default swaps	2,157	6,287	76	8,520	5,298	3,222
Total	351,072	154,136	44,664	549,872	453,837	96,035

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

Approximately 47% (2003: 54%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

Consolidated At 30 September 2004	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	147	5,258	6,534	11,939
New Zealand	12	1,228	839	2,079
Overseas markets	2	212	96	310
	161	6,698	7,469	14,328

Consolidated At 30 September 2003	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	227	6,559	5,531	12,317
New Zealand	21	531	506	1,058
Overseas markets	3	386	113	502
	251	7,476	6,150	13,877

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

	Other than Trading		Trading		Trading
Consolidated	Fair value as at 2004	Fair value as at 2003	Fair value as at 2004	Fair value as at 2003	Fair value Average 2004	Fair value Average 2003
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	875	628	687	1,923	1,719	1,284
Gross unrealised losses	(2,392)	(2,509)	(581)	(725)	(927)	(794)
Swap agreements
Gross unrealised gains	532	397	110	776	498	554
Gross unrealised losses	(430)	(283)	(237)	(1,011)	(254)	(672)
Futures contracts
Gross unrealised gains	—	—	8	—	—	—
Gross unrealised losses	—	—	(6)	—	—	—
Options purchased	—	—	224	395	352	270
Options sold	—	—	(226)	(451)	(337)	(326)
Other contracts
Gross unrealised gains	—	—	298	245	247	315
Gross unrealised losses	—	—	(183)	(133)	(111)	(136)
	(1,415)	(1,767)	94	1,019	1,187	495

Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	—	8	13	6	7
Gross unrealised losses	—	—	(3)	(2)	(4)	(1)
Swap agreements
Gross unrealised gains	467	402	1,825	1,843	2,127	1,885
Gross unrealised losses	(181)	(228)	(1,687)	(1,530)	(1,790)	(1,561)
Futures contracts
Gross unrealised gains	6	—	54	51	52	41
Gross unrealised losses	(4)	—	(52)	(48)	(43)	(37)
Options purchased	8	—	56	61	65	79
Options sold	—	—	(35)	(23)	(36)	(58)
Other contracts
Gross unrealised gains	—	—	—	—	—	—
Gross unrealised losses	—	—	—	—	—	—
	296	174	166	365	377	355

Credit contracts
Credit default swaps
Gross unrealised gains	42	74	44	34	37	44
Gross unrealised losses	(6)	—	(49)	(35)	(42)	(69)
	36	74	(5)	(1)	(5)	(25)
Total	(1,083)	(1,519)	255	1,383	1,559	825

The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

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

Income and loss relating to trading derivatives is reported in the statement of financial performance as other operating income.  The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.

An effective hedging relationship is one where there is expected to be a high degree of negative correlation between changes in the fair value of the financial asset being hedged and the derivative nominated as the hedging instrument.  This effectiveness is assessed on initial classification of the hedging relationship.  A hedging relationship is either effective or non effective in its entirety, no accounting adjustment is made for an assessed percentage of ineffectiveness.  Where a hedging relationship is deemed effective it is accounted for in the same manner as the underlying asset or liability it is hedging.  Australian GAAP does not require adjustment to be made for ineffectiveness.  For the purposes of US GAAP, adjustment is made for hedges which are considered ineffective in note 55, page 108 in the item described as “Mark to market and non compliant derivative hedges (under SFAS133)”.

The Group utilizes the following derivatives to hedge the following types of risk:

Interest Rate Risk - interest rate futures, interest rate swaps (both vanilla and cross currency), forward rate agreements and options.

Foreign Currency Risk - forward foreign exchange contracts, currency swaps, currency options.

Credit Risk - credit default swaps.

Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

During the year NZD2.4 billion hedge of NZD revenue were put in place to lock in historically high NZD exchange rates. Hedge contracts outstanding at 30 September 2004 totalled NZD3.7 billion.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for balance sheet hedging and revenue related hedging.

Consolidated	Notional principal amount 2004	Credit equivalent amount 2004	Fair value 2004	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	210,814	4,511	94	179,609	5,795	1,019
Balance sheet hedging purposes	56,039	2,585	(1,371)	37,360	1,874	(1,857)
Revenue related hedging	3,486	49	(44)	1,277	13	90
	270,339	7,145	(1,321)	218,246	7,682	(748)

Interest rate contracts
Customer-related and trading purposes	340,108	3,163	166	268,930	2,931	365
Balance sheet hedging purposes	87,343	639	296	54,176	428	174
	427,451	3,802	462	323,106	3,359	539

Credit contracts
Customer-related and trading purposes	8,775	745	(5)	5,298	427	(1)
Balance sheet hedging purposes	2,968	2,636	36	3,222	2,409	74
	11,743	3,381	31	8,520	2,836	73
Total	709,533	14,328	(828)	549,872	13,877	(136)

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

	Foreign Exchange		Interest Rate and Credit
Consolidated	2004	Contracts 2003	2004	Contracts 2003	Total 2004	Total 2003
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	(37)	47	71	214	34	261
One to two years	(14)	26	127	86	113	112
Two to five years	—	14	40	117	40	131
Greater than five years	—	—	(3)	(5)	(3)	(5)
	(51)	87	235	412	184	499

39:  SECURITISATION

During the year ended 30 September 2004, the Group securitised residential mortgage loans amounting to $1,481 million (2003: $nil).

All securitised loans have been removed from the Group’s balance sheet and transferred to third party special purpose entities (SPEs).

The Group retains servicing and (for some loans) custodian responsibilities for the loans sold. Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

The Group does not hold any material retained interest in the loans that have been sold. There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arm’s length services and facilities.

The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group. Neither the Company nor the Group in any way stands behind the capital value or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arm’s length services and facilities.

The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs. The facilities are undrawn. The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks. All these transactions are completed on an arm’s length basis.

The following table summarises the cash flows from the SPEs to the Group in respect of assets securitised by the Group.

	2004	2003
	$m	$m
Proceeds from securitising loans	1,481	—
Servicing fees received	4	4
Other cash inflows	7	13

40:  LIFE INSURANCE

	Consolidated
	2004(1)	2003	2002(1)
	$m	$m	$m
Reconciliation of Life Insurance margin on services operating income to profit after income tax:
Premium and related revenue	25	—	701
Investment revenue	2	—	238
Claims expense	(8)	—	(636)
Insurance policy liabilities expense	(4)	—	(204)
Life insurance margin on services operating income	15	—	99
Operating expenses	(3)	—	(54)
Profit before income tax	12	—	45
Income tax expense	—	—	(20)
Profit after income tax	12	—	25

Profit after income tax arose from:
Movements in policy liabilities separated between:
Planned margin of revenues over expenses released	12	—	18
Difference between actual and assumed experience	(1)	—	(1)
Investment earnings on assets in excess of policy liabilities	1	—	8
Profit after income tax	12	—	25

(1)               Results for 2002 include the profits of ANZ Life Assurance Company Limited, which was sold into a joint venture with ING in April 2002.  Results for 2004 include the profits of NBNZ Life Insurance Limited, which was acquired as part of the purchase of NBNZ in December 2003

41:  SEGMENT ANALYSIS

For management purposes the Group is organised into seven major business segments including Personal Banking Australia, Institutional, New Zealand Business, Corporate Australia, Esanda and UDC, Asia Pacific and ING Australia.  An expanded description of the principal activities for each of the business segments is contained in the Glossary on pages 141 to 142.

A summarised description of each business segment is shown below:

Personal Banking Australia

Comprises the activities of Personal Distribution (including Rural Banking), Banking Products, Cards and Merchant Services and Mortgages. Personal Distribution and Banking Products encompasses branches, call centres, on-line banking, as well as financial advisory products and services. Mortgages provides mortgage finance serviced by residential real estate in Australia and New Zealand. Cards and Merchant Services provides consumer and commercial credit cards, ePayment products, personal loans, merchant payment facilities and automatic teller machines

Institutional	Comprises businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers

New Zealand Business	Provides a full range of banking services including wealth management and card services, for personal, small business and corporate customers in New Zealand

Corporate Australia	Comprises corporate banking, business banking and small business banking in Australia

Esanda and UDC	Provides vehicle and equipment finance and rental services. Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

Asia Pacific	Provides retail banking services in the Asia and Pacific regions, including ANZ’s share of PT Panin Bank in Indonesia

ING Australia

A joint venture between ANZ and ING Group provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution channels and the open market

As the composition of segments has changed over time, September 2003 comparatives have been adjusted to be consistent with the 2004 segment definitions.  Comparatives for the year ended 30 September 2002 have not been provided because the data could not reasonably be disaggregated into the changed segments.

BUSINESS SEGMENT ANALYSIS(1),(2)

Consolidated 30 September 2004	Personal Banking Australia	Institutional	New Zealand Business	Corporate Australia	Esanda and UDC	Asia Pacific	ING Australia	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	5,818	2,341	3,312	903	1,060	165	—	518	14,117
External interest expense	(1,313)	(2,347)	(1,842)	(513)	(592)	(115)	(21)	(2,120)	(8,863)
Net inter segment interest	(2,590)	658	(176)	248	(107)	100	(2)	1,869	—
Net interest income	1,915	652	1,294	638	361	150	(23)	267	5,254
Other external operating income	828	1,298	518	270	103	100	(22)	151	3,246
Share of net profit/loss of equity accounted investments	4	1	—	—	1	45	138	(44)	145
Net intersegment income	132	(24)	5	(98)	(10)	—	—	(5)	—
Operating income	2,879	1,927	1,817	810	455	295	93	369	8,645
Other external expenses	(1,263)	(578)	(736)	(201)	(158)	(109)	2	(983)	(4,026)
Net intersegment expenses	(288)	(123)	(130)	(58)	(28)	(29)	(2)	658	—
Operating expenses	(1,551)	(701)	(866)	(259)	(186)	(138)	—	(325)	(4,026)
Charge for doubtful debts	(183)	(159)	(99)	(59)	(67)	(23)	—	(42)	(632)
Income tax expense	(343)	(278)	(267)	(148)	(59)	(21)	15	(67)	(1,168)
Outside equity interests	—	(1)	(1)	—	—	(2)	—	—	(4)
Profit after income tax	802	788	584	344	143	111	108	(65)	2,815

Non-Cash Expenses
Depreciation	(112)	(20)	(49)	(6)	(25)	(8)	—	(89)	(309)
Amortisation of goodwill	—	—	—	—	—	—	—	(146)	(146)
Financial Position
Total external assets	93,738	55,736	55,870	18,992	14,524	2,379	1,777	16,329	259,345
Associate investments	14	69	2	—	1	176	1,697	1	1,960
Acquisition of NBNZ assets including goodwill	—	—	43,011	—	—	—	—	—	43,011
Total external liabilities	40,036	49,060	47,275	21,397	12,261	4,924	416	66,051	241,420

(1)               Results are equity standardised

(2)               Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)               Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items

The following analysis details financial information by business segment.

Consolidated 30 September 2003	Personal Banking Australia	Institutional	New Zealand Business	Corporate Australia	Esanda and UDC	Asia Pacific	ING Australia	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	4,625	2,170	1,060	734	1,005	167	—	454	10,215
External interest expense	(1,044)	(2,087)	(475)	(403)	(512)	(123)	(16)	(1,244)	(5,904)
Net intersegment interest	(1,810)	620	(88)	243	(143)	96	—	1,082	—
Net interest income	1,771	703	497	574	350	140	(16)	292	4,311
Other external operating income	701	1,242	254	251	86	94	(9)	83	2,702
Share of net profit/loss of equity accounted investments	—	3	—	—	—	55	99	(51)	106
Net intersegment income	121	(26)	5	(92)	(8)	—	—	—	—
Operating income	2,593	1,922	756	733	428	289	74	324	7,119
Other external expenses	(1,144)	(551)	(280)	(180)	(155)	(111)	2	(809)	(3,228)
Net intersegment expenses	(295)	(124)	(122)	(54)	(24)	(31)	(2)	652	—
Operating expenses	(1,439)	(675)	(402)	(234)	(179)	(142)	—	(157)	(3,228)
Charge for doubtful debts	(169)	(165)	(37)	(55)	(63)	(19)	—	(106)	(614)
Income tax expense	(292)	(278)	(106)	(133)	(57)	(27)	8	(41)	(926)
Outside equity interests	—	(2)	—	—	—	(1)	—	—	(3)
Profit after income tax	693	802	211	311	129	100	82	20	2,348

Non-Cash Expenses
Depreciation	(85)	(17)	(16)	(2)	(16)	(8)	—	(103)	(247)
Amortisation of goodwill	—	—	—	—	—	—	—	(18)	(18)
Financial Position
Total external assets	79,829	56,977	14,379	15,993	13,460	2,027	1,736	11,190	195,591
Associate investments	12	32	—	—	1	117	1,648	4	1,814
Total external liabilities	35,660	48,005	12,016	19,508	10,795	4,524	403	50,893	181,804

(1)               Results are equity standardised

(2)               Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)               Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management and Group Financial Management

The following analysis details financial information by geographic location.

GEOGRAPHIC SEGMENT ANALYSIS(4),(5)

Consolidated		2004		2003		2002
	$m	%	$m	%	$m	%
Income
Australia	11,767	67	9,508	73	8,697	72
New Zealand	4,632	27	2,149	17	1,917	16
Overseas markets	1,109	6	1,366	10	1,393	12
	17,508	100	13,023	100	12,007	100

Total assets
Australia	170,455	66	151,538	77	135,050	74
New Zealand(6)	69,801	27	25,696	13	23,799	13
Overseas markets	19,089	7	18,357	10	24,256	13
	259,345	100	195,591	100	183,105	100

Net profit before tax(7)
Australia	2,785	70	2,371	72	2,391	74
New Zealand	763	19	495	15	456	14
Overseas markets	439	11	411	13	376	12
	3,987	100	3,277	100	3,223	100

(4)               Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(5)               The geographic segments represent the locations in which the transaction was booked

(6)               2004 amount includes NBNZ assets, including goodwill acquired of $3.1 billion

(7)               Includes outside equity interests

42:   NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
a) Reconciliation of net profit after income tax to net cash provided by operating activities

		Inflows (Outflows)			Inflows (Outflows)
Net profit after income tax	2,815	2,348	2,322	1,972	3,068

Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	632	614	860	433	464
Depreciation and amortisation	455	265	226	220	193
Provision for employee entitlements, restructuring and other provisions	429	219	248	352	87
Payments from provisions	(395)	(349)	(436)	(390)	(248)
(Profit) loss on sale of premises and equipment	5	5	(5)	5	6
Provision for surplus lease space	7	(11)	1	7	(1)
(Profit) on sale of controlled entities and associates	—	—	(170)	—	—
Recovery from NHB litigation	—	—	(248)	—	—
Profit on sale of investment securities	—	—	(4)	—	—
Unrealised (gain) loss on revaluation of treasury instruments	(169)	262	(282)	(535)	216
Net decrease (increase)
Trading securities	514	1,669	(1,030)	(1,147)	1,583
Interest receivable	(478)	(189)	328	(326)	(144)
Accrued income	—	51	(16)	—	37
Tax balances	921	(386)	46	817	(447)
Amortisation of discounts/premiums included in interest income	(27)	(19)	(30)	16	9
Net increase (decrease)
Interest payable	605	180	(348)	377	184
Accrued expenses	75	69	(1)	(49)	228
Other	(139)	(109)	(12)	(7)	14
Total adjustments	2,435	2,271	(873)	(227)	2,181
Net cash provided by operating activities	5,250	4,619	1,449	1,745	5,249

b)  Reconciliation of cash and cash equivalents(1)

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Liquid assets – less than 90 days	4,998	5,509	4,821	2,408	2,834
Due from other financial institutions – less than 90 days	2,856	1,806	3,104	1,834	1,577
	7,854	7,315	7,925	4,242	4,411

(1)               At 30 September 2004, cash and cash equivalents totalling nil (2003: nil; 2002: nil) were not available for use outside the local operations due to exchange control regulations

c) Acquisitions and disposals(1)

Values retranslated at 30 September 2004 exchange rates

	Consolidated
	2004	2003	2002
	$m	$m	$m
Details of aggregate assets and liabilities of controlled entities and branches acquired, and disposed of, by the Group are as follows:
Fair value of net assets acquired
Liquid assets	842	—	—
Due from other financial institutions	2,737	—	—
Net loans and advances	32,215	—	141
Trading securities	1,742	—	—
Investment securities	225	—	—
Other assets	1,815	—	106
Premises and equipment	169	—	5
Due to other financial institutions	(1,151)	—	—
Payables and other liabilities	(2,588)	—	(7)
Deposits and other borrowings	(32,352)	—	(231)
Provisions	(115)	—	—
Unsubordinated debt	(1,179)	—	—
Loan capital	(514)	—	—
Fair value of net assets acquired	1,846	—	14
Goodwill on acquisition	3,266	—	53
Consideration paid	5,112	—	67
Cash consideration paid	4,842	—	67
Foreign currency translation	270	—	—

Fair value of net assets disposed
Liquid assets	—	—	8
Investment securities	—	—	36
Net loans and advances	—	—	—
Life insurance investment assets	—	—	5,090
Other assets	—	—	38
Premises and equipment	—	—	4
Deposits and other borrowings	—	—	—
Payables and other liabilities	—	—	(22)
Life insurance policy liabilities	—	—	(4,798)
Provisions	—	—	36
Fair value of net assets disposed	—	—	392
Profit on disposal net of transaction costs	—	—	174
Net consideration received/receivable	—	—	566
Cash consideration received	—	—	—

(1)               For details on acquisitions and disposals refer to note 18

d)  Non-cash financing and investing activities

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	135	115	94	135	115

e) Financing arrangements

	Consolidated
	2004		2003
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Financing arrangements which are available under normal financial arrangements
Credit stand by arrangements
Standby lines	889	884	978	549
Other financing arrangements
Overdrafts and other financing arrangements	4,115	433	3,376	352
Total finance available	5,004	1,317	4,354	901

43:   CONTROLLED ENTITIES

	Incorporated in	Nature of Business
All controlled entities are 100% owned unless otherwise noted.
The material controlled entities of the Group are:
Amerika Samoa Bank Inc*	Amerika Samoa	Banking
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZCOVER Insurance Pty Ltd	Australia	Self-Insurance
ANZ (Delware) Inc*	USA	Finance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Bank (Europe) Limited*	England	Banking
ANZ Bank (Samoa) Limited*	Samoa	Banking
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
ANZ National Bank Limited*	New Zealand	Banking
ANZ National (Int’l) Limited*	New Zealand	Finance
Arawata Finance Limited*	New Zealand	Finance
Burnley Investments Limited*	New Zealand	Investment
Whitelaw Investments*	New Zealand	Investment
Gold Liquid Investments Limited*	Cayman Islands	Investment
Arawata Holdings Limited*	New Zealand	Holding Company
Harcourt Corporation Limited*	New Zealand	Investment
Airlie Investments Limited*	New Zealand	Investment
Nerine Finance No. 2*(1)	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
NBNZ Holdings Ltd*	New Zealand	Holding Company
NBNZ Life Insurance Limited*	New Zealand	Insurance
Tui Securities Limited*	New Zealand	Investment
CNZ Investment Trust*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Truck Leasing Limited*	New Zealand	Leasing
ANZ International (Hong Kong) Limited*	Hong Kong	Holding Company
ANZ Asia Limited*	Hong Kong	Banking
ANZ Bank (Vanuatu) Limited*	Vanuatu	Banking
ANZ International Private Limited*	Singapore	Finance
ANZ Singapore Limited*	Singapore	Merchant Banking
Bank of Kiribati Ltd*(1)	Kiribati	Banking
LFD Limited	Australia	Holding Company
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Export Finance
Norway Funds Limited*	New Zealand	Funding
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment Activities
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Orchard Investments Pty Ltd	Australia	Investment
ANZ Rural Products Pty Ltd	Australia	Investment
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking
Upspring Limited*	England	Investment

*                      Audited by overseas KPMG firms

(1)               Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: Bank of Kiribati - 150,000 $1 ordinary sharess  (25%) (2003 : 150,000 $1 ordinary shares 25%); PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2003: 7,500 IDR 1M shares (15%); Nerine Finance No. 2 - 340,000,000 $1 redeemable preference shares (40%)

44:    ASSOCIATES

Significant associates of the Group are as follows:

	Ownership Interest held	Voting Interest	Incorporated in	Carrying Value(6)	Reporting date	Principal activity
				$m
PT Panin Indonesia Bank(1)	29%	29%	Indonesia	160	31 December	Banking
Metro bank Card Corporation Inc(2)	40%	40%	Indonesia	16	31 December	Cards Issuing
ETrade(3)	35%	35%	Australia	14	30 June	Online Stock broking
Autobake Pty Ltd(4)	43%	20%	Australia	7	30 June	Manufacturing
Australian Convenience Foods Pty Ltd(5)	46%	20%	Australia	9	30 June	Manufacturing
Other associates				57
Total shares in associates				263

(1)               An associate from 1 April 2001. In 2004 the Group exercised options over a further 18% of PT Panin Indonesia Bank

(2)               An associate from 9 October 2003

(3)               An associate from 1 October 2002

(4)               An associate from 21 August 2002

(5)               An associate from 1 July 2002

(6)               2003 carrying values as follows: PT Panin Indonesia Bank $117 million, ETrade $12 million, Australian Convenience Foods Pty Ltd $7 million, Autobake Pty Ltd $8 million and Other associates $22 million. Total $166 million

45:  INTERESTS IN JOINT VENTURE ENTITIES

The Group has an interest in a joint venture entity as follows:

	Interest(2) held	Voting(2) Interest	Incorporated in	Carrying Value	Reporting date	Principal activity
				$m
ING Australia Limited(1)	49%	49%	Australia	1,697	31 December	Funds Management and Insurance

(1)               A joint venture entity from 1 May 2002

(2)               This represents the Group’s 49% share of the assets and liabilities of ING Australia Limited.  The Group has joint control of the joint venture, therefore we do not consolidate this entity. Key details of the joint venture are:

•  ING Australia Limited is owned 51% by ING Group and 49% by the Group.

•  Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both Shareholders (ie require unanimous approval). These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the Board structure.

•  Equal board representation with four Group nominees and four ING Group nominees.  All key issues (including business plans, major capital expenditure, acquisitions etc) require unanimous Board approval.

•  Refer to Critical Accounting Policies item f) for details regarding valuation of investment in ING Australia Limited.

The Joint Venture includes the majority of the Group’s and ING’s funds management and insurance activities in Australia and New Zealand.

89

	2004	2003
	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the financial year	57	2
At the end of the financial year	116	57

Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the period	1,648	1,593
Share of net profit	97	55
Completion accounts adjustment	(10)	—
Dividend received	(38)	—
Carrying amount at the end of the financial year	1,697	1,648

Share of assets and liabilities(1)
Investments	10,301	9,659
Other assets	768	663
Total assets	11,069	10,322
Policy holder liabilities	9,565	8,928
Other liabilities	375	324
Total liabilities	9,940	9,252
Net assets	1,129	1,070

Share of revenues, expenses and results
Revenues	386	310
Expenses	(220)	(197)
Profit from ordinary activities before income tax	166	113
Income tax expense	(28)	(14)
Profit from ordinary activities after income tax	138	99
Amortisation of notional goodwill	(41)	(44)
Net equity accounted profit	97	55

Share of commitments
Lease commitments	173	169
Other commitments	16	23
Total expenditure commitments	189	192
Share of contingent liabilities(2)	73	77

(1)               This represents the Group’s share of the assets and liabilities of ING Australia, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

(2)               This represents Deeds of Subordination with ASIC and buyer of last resort

46:  FIDUCIARY ACTIVITIES

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, where the primary obligation is incurred in an agency capacity as trustee of the trust rather than on the Group’s own account, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	2004	2003
	$m	$m
Trusteeships	1,632	1,432

Funds management activities are conducted through the ANZ/INGA joint venture and ANZ National Bank Limited.  As at 30 September 2004, the ANZ/INGA joint venture had funds under management of $30,679 million (2003: $28,655 million) whilst ANZ National Bank Limited had funds under management of $1,495 million.

47:  COMMITMENTS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	60	55	20	11
Later than 1 year but not later than 5 years	—	1	—	1
Total capital expenditure commitments	60	56	20	12
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	201	164	135	134
Later than 1 year but not later than 5 years	495	391	336	320
Later than 5 years	442	441	405	425
	1,138	996	876	879
Furniture and equipment
Not later than 1 year	13	17	7	12
Later than 1 year but not later than 5 years	19	23	12	20
	32	40	19	32
Total lease rental commitments	1,170	1,036	895	911
Total commitments	1,230	1,092	915	923

The Group leases land and buildings under operating leases expiring from one to five years.  Leases generally provide the Group with a right of renewal at which time all terms are renegotiated.  Lease payments comprise a base amount plus an incremental contingent rental.  Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.  Contingent rentals are not included in lease rental commitments, are not provisioned for due to their immateriality, and therefore are expensed as incurred.

48:  CONTINGENT LIABILITIES, CONTINGENT ASSET AND CREDIT RELATED COMMITMENTS

CREDIT RELATED COMMITMENTS

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

The majority of undrawn facilities are subject to customers maintaining specific credit standards.  The amount does not necessarily represent future cash requirements as many of these facilities are expected to be only partially used or expire unused.

	Consolidated		The Company		Controlled Entities
	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount
	$m	$m	$m	$m	$m	$m
Undrawn facilities	78,851	65,381	62,118	57,914	16,733	7,467
Underwriting facilities	63	15	—	15	63	—
	78,914	65,396	62,118	57,929	16,796	7,467

CONTINGENT LIABILITIES

The qualitative details of the estimated maximum amount of contingent liabilities that may become payable relate to non-customer contingent liabilities.  These contingent liabilities relate to transactions that the Group has entered into as principal.  By contrast, the quantitative tabular presentation relates to customer contingent liabilities, ie direct credit substitutes and trade and performance related items.  Hence, as the contingent liabilities refer to different aspects of Group operations, there are no reconciling items.

Guarantees, Credit derivatives – sold, Standby letters of credit, Bill endorsements and Other are classified by APRA as direct credit substitutes and exhibit the same credit risk characteristics as a direct extension of credit. The maximum potential amount of future payments represents the contract amount that could be lost under the contingent liability if the counterparty fails to meet its financial obligations.

Documentary letters of credit involve the issue of letters of credit guaranteeing payment in favour of an exporter secured against an underlying shipment of goods or backed by a confirmatory letter of credit from another bank.

Performance related contingents are liabilities that obligate the Group to make payments to a third party should the customer fail to fulfil the non-monetary terms of the contract.

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

	Consolidated		The Company		Controlled Entities
	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount
	$m	$m	$m	$m	$m	$m
Guarantees	5,065	4,954	4,923	4,888	142	66
Credit derivatives - sold	2,636	2,409	2,636	2,409	—	—
Stand by letters of credit	1,057	1,406	1,036	1,387	21	19
Bill endorsements	168	148	168	148	—	—
Documentary letters of credit	2,262	1,755	2,045	1,637	217	118
Performance related contingents	9,625	9,027	9,352	8,815	273	212
Other	1,336	854	931	601	405	253
Total contingent liabilities	22,149	20,553	21,091	19,885	1,058	668

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i)  Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•  in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•  in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

ii) Nominee Activities

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

iv)  Tax Audit

The Group in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures.  The Group has received various assessments that are being disputed and may receive further assessments.

At the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000.

During the year, the Company and the ATO settled the dispute over the taxation treatment of lease assignments undertaken in 1991 and 1992.  The settlement was within existing provisions.

The Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions.  On 30 September 2004, the Group in New Zealand received Notices of Proposed Adjustment (the ‘Notice’) in respect of one of these structured finance transactions undertaken in the 2000 financial year.  The Notice is formal advice that the New Zealand Inland Revenue Department (IRD) is proposing to amend tax assessments.  The Notice is not a tax assessment and does not establish a tax liability, but it is the first step in a formal dispute process.  Should the same position be adopted by the IRD on the remaining transactions of that kind, the maximum potential tax liability would be approximately NZD348 million (including interest tax effected) for the period to 30 September 2004.  Of that maximum potential liability, approximately NZD116 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by National Bank of New Zealand before December 2003.

Based on external advice, the Group has assessed the likely progress of these and other issues, and believes that it holds appropriate provisions.

v)  Sale of Grindlays businesses

On July 31, 2000, ANZ completed the sale to Standard Chartered Bank (“SCB”) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability.  The issues below have not impacted our reported results. All settlements and costs have been covered within the provisions established at the time.  ANZ remains liable in relation to the Foreign Exchange Regulation Act and differential cheques matters described below.

National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (“NHB”) in India.  The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion.  NHB subsequently won an appeal to the special court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India.  While that appeal was pending, the parties settled the matter, with Grindlays receiving Indian Rupees 6.20 billion of disputed monies that Grindlays had lodged with the Court, and NHB receiving the balance. ANZ in turn received a payment of USD124 million from Standard Chartered Bank under the terms of the Indian Indemnity, and is separately pursuing a $130 million claim against its insurers in respect of the loss Grindlays suffered in the dispute.  ANZ’s claim against its insurers is being litigated in the Victorian Supreme Court, with a trial unlikely to be held until early 2006.  No amounts receivable under this action have been recognised in these accounts.

FERA

In 1991, amounts of INR 689m (AUD 21m) were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India, mainly to the convertible vostro account at Girobank, maintained at Bombay.  These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973.  Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices. In November 1998 the Bombay High Court dismissed the writ petitions. In March 1999 the Supreme Court granted leave to appeal and ordered that, pending the disposal of the appeals, the prosecutions and adjudications against the officers shall not be proceeded with further. Final hearing of the appeals before the Supreme Court of India is expected in late 2004/early 2005.

Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions Grindlays had entered into with counterparty banks.  These orders, requiring Grindlays to show cause why the payments made by the stockbroker should not be set aside on the grounds that they were not made in the ordinary course of business and were not genuine, had directed repayment of Indian Rupees 24 million (AUD 0.9m), plus interest accruing at 24% since 1991. The Custodian has yet to file an appeal against this judgment.  Grindlays is awaiting the outcome of proceedings in relation to a further twelve proceedings received by it in 1991 in similar circumstances totalling Indian Rupees 277 million (AUD 10.4m), including interest at 24% this is approximately AUD 29.9m.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000.  A claim has been made under this indemnity also, with no material impact on the Group expected.

vi)  Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of individual financial statements. The results of these companies are included in the consolidated Group results. The entities to which relief was granted are:

•  ANZ Properties (Australia) Pty Ltd(1)

•  Alliance Holdings Pty Ltd(1)

•  ANZ Capital Hedging Pty Ltd(1)

•  ANZ Funds Pty Ltd(1)

•  ANZ Infrastructure Investments Ltd(3)

•  ANZ Nominees Ltd(1)

•  ANZ Securities (Holdings) Ltd(3)

•  Deori Pty Ltd(4)

•  E S & A Holdings Pty Ltd(1)

•  Jikk Pty Ltd(1)

•  LFD Ltd(4)

•  NMRSB Pty Ltd(4)

•  ANZ Orchard Investments Pty Ltd(2)

•  Votraint No. 1103 Pty Ltd(2)

•  Binnstone Traders Pty Ltd(4)

(1)               Relief granted on 21 August 2001

(2)               Relief granted on 13 August 2002

(3)               Relief granted on 9 September 2003

(4)               Revocation Deed on 24 June 2004

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

	Consolidated
	2004	2003
	$m	$m
Profit before tax	3,017	2,595
Income tax expense	(771)	(643)
Profit after income tax	2,246	1,952
Retained profits at start of year (1)	6,100	4,788
Total available for appropriation	8,346	6,740
Ordinary share dividends provided for or paid	(1,598)	(640)
Transfer from reserves	224	—
Retained profits at end of year	6,972	6,100
Assets
Liquid assets	3,747	3,919
Investment securities	6,107	3,818
Net loans and advances	134,566	116,557
Other assets	35,806	38,916
Premises and equipment	1,114	1,178
Total assets	181,340	164,388
Liabilities
Deposits and other borrowings	99,811	90,186
Income tax liability	1,551	766
Payables and other liabilities	62,713	59,353
Provisions	618	614
Total liabilities	164,693	150,919
Net assets	16,647	13,469
Shareholders’ equity (2)	16,647	13,469

(1)               The Companies included in the class order changed in 2003, accordingly retained profits did not carry forward in 2003

(2)               Shareholders’ equity excludes retained profits and reserves of controlled entities within the class order

vii)  The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $7,068 million as at 30 September 2004 (2003: $6,988 million).

viii)  The Company is party to an underpinning agreement with ANZ National Bank Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ National Bank Limited to individual customers which exceed 35% of ANZ National Bank Limited’s capital base.

ix)  The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 50% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

GENERAL

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made. The gross amounts of accruals made for material litigation contingencies is $258 million.

CONTINGENT ASSET

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd (ANZcover) regarding its insurance claim consequent upon settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  ANZcover has no retained exposure to the NHB claim which is fully re-insured save for a small exposure arising from the insolvency of some re-insurers in the London market.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion ($248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion ($661 million at 19 January 2002 rates), including interest, with NHB receiving the balance.  ANZ in turn received a payment of USD124 million from Standard Chartered Bank under the terms of the Indian Indemnity.  The claim of $130 million (plus compound interest) is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991–92 policy year.  The proceedings remain on foot.

49:  SUPERANNUATION COMMITMENTS

A number of pension and superannuation schemes have been established by the Group worldwide. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff Superannuation Scheme(1),(2)	Defined Contribution Scheme Section C(3)	optional(7)	Balance of cost(9)
Or
		Defined Contribution Scheme Section A	optional	9% of salary(10)
Or
		Defined Benefit Scheme Pension Section(4)	nil	Balance of cost

New Zealand	ANZ GROUP (New Zealand) Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)	nil	Balance of cost(11)
Or
		Defined Contribution Scheme	2.5% min	7.5% of salary (12)
	National Bank Staff	Defined Benefit Scheme(6)	5.0% of salary	Balance of cost(13)
	Superannuation Fund(1),(2)	Or
		Defined Contribution Scheme	2.0% min	11.2% of salary

England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	5.0%(8)	Balance of cost(14)

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)               These schemes provide for pension benefits

(2)               These schemes provide for lump sum benefits

(3)               Closed to new members in 1997

(4)               Closed to new members.  Operates to make pension payments to retirees who were members or to dependants of the members

(5)               Closed to new members on 31 March 1990. Operates to make pension payments to retirees who were members of that section of the scheme or to dependants of the members

(6)               Closed to new members on 1 October 1991

(7)               Optional but with minimum of 1%

(8)               From 1 October 2003, members of the Senior Management section, commenced contributions at the rate of 5% of salary, and all new members at the rate of 5% of salary

(9)               As determined by the Scheme Trustee on the recommendation of the actuary, currently 9% (2003: 9%) of members’ salaries

(10)   2003: 9% of salary

(11)   As recommended by the actuary, currently nil (2003: nil)

(12)   2003: 7.5% of salary

(13)   As recommended by the actuary, currently 20.7% of member’s salaries

(14)         The Group recommenced contributions to the Scheme, effective from 1 October 2003.  Contributions are currently 25% of pensionable salaries.  Additional half yearly contributions of GBP 500,000 for 15 years will commence, with the first payment to be made in November 2004

The details of defined benefit schemes are as follows:

2004 Schemes	Employer’s contribution		Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m		$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	—		41	35	(6)	41
ANZ UK Staff Pension Scheme(1)	8	(4)	869	844	(25)	844
ANZ Group (New Zealand) Staff Superannuation Scheme(2)	—		6	6	—	6
National Bank Staff Superannuation Fund(3),(6)	3		175	164	(11)	179
Other	1		3	4	1	7
Totals	12		1,094	1,053	(41)	1,077

2003 Schemes	Employer’s contribution		Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accured benefits	Vested benefits
	$m		$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(5)	—		43	37	(6)	43
ANZ UK Staff Pension Scheme(5)	—	(4)	872	771	(101)	845
ANZ Group (New Zealand) Staff Superannuation Scheme(5)	—		6	6	—	6
National Bank Staff Superannuation Fund(6)	n/a		n/a	n/a	n/a	n/a
Other	1		3	4	1	7
Totals	1		924	818	(106)	901

(1)               Amounts were measured at 31 December 2003

(2)               Amounts were measured at 30 June 2004

(3)               Amounts were measured at 30 September 2004

(4)               Represents employer contributions from the period 1 October 2003 to 30 September 2004 (nil in the prior year)

(5)               Amounts were measured at 31 December 2002

(6)               This scheme arises from the acquisition of the National Bank of New Zealand effective on 1 December 2003

ANZ Australian Staff Superannuation Scheme Pension Section

The pension section of the ANZ Australian Staff Superannuation Scheme is closed to new members.  The last full actuarial valuation, conducted by the actuary Towers Perrin (now Russell Employee Benefits), as at 31 December 2001 showed a small surplus.  An interim valuation conducted as at 31 December 2003 showed a deficit of $6 million and the expectation is that this has remained materially unchanged since that date.  The Group has no present liability under the Scheme’s trust deed to commence contributions or fund the deficit. A full actuarial valuation is due to be conducted as at 31 December 2004 at which time the funding position will be re-assessed.

National Bank Staff Superannuation Fund

The last full actuarial valuation of the pension section of the National Bank Staff Superannuation Fund was conducted by Aon Consulting NZ as at 31 March 2004, and showed a deficit of NZD6 million ($6 million).  An interim valuation conducted as at 30 September 2004 shows a deficit of NZD12 million ($11 million).  The Group has no present liability under the Scheme’s trust deed to fund the deficit, however it does have a contingent liability if the Scheme was wound up.  Under the Scheme’s trust deed the Group is required to pay the Trustees of the Scheme an amount sufficient to ensure members do not suffer a reduction in benefits to which they would otherwise be entitled, as a result of a wind up of the Scheme.

The Group took actuarial advice at 31 March 2004 and has taken action to fund the deficit by contributing 20.7% of salary.

ANZ UK Staff Pension Scheme

The deficit disclosed above has been determined for the purpose of AASB1028 “Employee Benefits”.

Consulting actuaries Watson Wyatt LLP have advised that as at 31 December 2003, the Scheme would have met the minimum funding requirement test (MFR) as defined in the UK legislation, being 115% funded on that basis.

The Group has no present liability under the Scheme’s trust deed to fund the deficit, however it does have a contingent liability if the Scheme was wound up. If this were to happen, the Trustee would be able to pursue the Bank for additional contributions under the UK Employer Debt regulations.  This is calculated based on an insurance buy-out of the Scheme. This is considered unlikely, given the Group intends to continue the Scheme on an on-going basis and the financial strength of the Group.

From 1 October 2003, the Group recommenced contributions at the rate of 25% of pensionable salaries.  These contributions are sufficient to cover the cost of accruing benefits.  In order to address the deficit, the Group has agreed to pay half yearly additional contributions of GBP 500,000 for a period of 15 years, commencing for the year beginning 1 October 2004, with the first payment being made in November 2004.

50:  EMPLOYEE SHARE AND OPTION PLANS

The Company has four share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan(1); the ANZ Employee Share Save Scheme; the ANZ Share Option Plan; and the ANZ Directors’ Share Plan.

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

The closing market price of one ordinary share at 30 September 2004 was $19.02.

(1)               The ANZ Employee Share Acquisition Plan includes the $1,000 Share Plan and the Deferred Share Plan

ANZ EMPLOYEE SHARE ACQUISITION PLAN

$1,000 Share Plan

Subject to Board approval this plan allows for the issue of up to $1,000 of shares to all eligible employees each financial year. Refer to section C7 of the Remuneration Report for more details.

The shares are issued for no consideration. During the financial year, 1,244,654 shares with an average issue price of $18.04 were issued under the $1,000 Share Plan (2003: 1,028,623 shares with an average issue price of $17.70 were issued).  These shares are issued from the Share Capital account, hence only an increase in the number of shares on issue results.

Details of the movement in employee shares under the $1,000 Share Plan are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	4,537,676	4,217,660
Number of shares issued to the trust	1,512,886	1,242,614
Number of shares distributed to employees	(787,873)	(915,612)
Number of shares forfeited	(33,437)	(6,986)
Number of shares at end of the year	5,229,252	4,537,676

	The Company
	2004	2003
Number of shares acquired since commencement of the $1,000 Share Plan(1)	8,258,575	7,013,921

(1)               Excludes shares issued under the bonus option plan and the dividend reinvestment plan

Deferred Share Plan

Selected employees may also be issued deferred shares, which vest in the employee up to three years from the date of issue.  Ordinary shares issued under this plan may be held in trust for up to 10 years, and may be required to meet performance hurdles before being able to be traded after the restriction period has expired.  The issue price is based on the volume weighted average price of the shares traded on the ASX in the weeks leading up to and including the date of issue.  Unvested shares are forfeited on resignation or dismissal, or if a performance condition has not been met.  Refer to sections C5.1 and C5.2 of the Remuneration Report for more details.

During the financial year, 2,750,277 (2003: 2,587,091) deferred shares were issued under this Plan.

Details of the movement in employee shares under the Deferred Share Plan are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	8,020,848	7,500,351
Number of shares issued to the trust	2,851,886	2,666,291
Number of shares distributed to employees	(2,034,234)	(2,024,878)
Number of shares forfeited	(122,604)	(120,916)
Number of shares at end of the year	8,715,896	8,020,848

	The Company
	2004	2003
Number of shares acquired since commencement of the Deferred Share Plan(1)	16,628,462	13,878,185

(1)               Excludes shares issued under the bonus option plan and the dividend reinvestment plan

ANZ EMPLOYEE SHARE SAVE SCHEME

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

Details of the movement in employee shares under the ANZ Employee Share Save Scheme are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	394,405	302,410
Number of shares purchased	279,723	291,210
Number of shares issued to the trust	24,243	16,408
Number of shares distributed to employees	(246,241)	(215,623)
Number of shares at end of the year	452,130	394,405

	The Company
	2004	2003
Number of shares acquired since commencement of the ANZ Employee Share Save Scheme	1,043,375	763,652

Costs associated with the ANZ Employee Share Save Scheme were recognised in Personnel Expenses and Liquid Assets

(amounts were less than $500,000).

ANZ SHARE PURCHASE SCHEME

The ANZ Share Purchase Scheme is a closed scheme.  Shares have been progressively paid up by eligible officers, with the last remaining shares held under the scheme fully paid up and redeemed during the year.  No fully paid ordinary shares have been issued under this Scheme since 1996.

Details of the movement in employee shares under the ANZ Share Purchase Scheme are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	229,500	1,272,500
Number of shares redeemed by employees(1)	(229,500)	(1,043,000)
Number of shares at end of the year	—	229,500

(1)               Redeemed once paid out by employee

ANZ SHARE OPTION PLAN

Selected employees may be granted options, which entitle them to purchase ordinary fully paid shares in the Company at or greater than a price fixed at the time when the options are issued (depending on whether the exercise price is indexed or not).  Voting and dividend rights will be attached to the unissued ordinary shares when the options have been exercised.

Details of the options over unissued ordinary shares as at the beginning and end of the financial year and movements during the year are set out below.

Grant date	Exercise price $	Earliest exercise date	Expiry date	No. options at beginning of the year	Options granted	Options lapsed and surrendered	Options exercised
								No. options outstanding
								at 30 September 2004
								On issue	Vested	Hurdle
11/12/1998	9.62	11/12/2001	10/12/2003	15,000	—	—	15,000	—	Yes	A
25/03/1999	10.72	25/03/2002	24/03/2004	22,000	—	—	22,000	—	Yes	A
02/06/1999	10.48	02/06/2002	01/06/2004	325,000	—	—	325,000	—	Yes	A
02/06/1999	10.48	02/06/2002	01/06/2004	115,000	—	10,000	105,000	—	Yes	N
23/02/2000	9.39	23/02/2003	22/02/2007	442,000	—	—	295,000	147,000	Yes	B
08/03/2000	9.48	08/03/2003	07/03/2007	350,000	—	350,000	—	—	Yes	B
23/05/2000	11.09	23/05/2003	23/05/2007	271,250	—	—	107,500	163,750	Yes	N
26/09/2000	12.03	26/09/2003	25/09/2007	57,500	—	—	27,500	30,000	Yes	N
21/11/2000	13.62	22/11/2003	21/11/2007	2,043,258	—	—	1,338,039	705,219	Yes	B
27/12/2000	13.91	25/10/2003	07/02/2008	1,472,500	—	36,750	441,028	994,722	Yes	N
31/12/2000	14.06	31/12/2003	31/12/2004	750,000	—	—	750,000	—	Yes	E
27/01/2001	13.91	07/02/2004	07/02/2008	921,000	—	34,500	214,700	671,800	Yes	N
21/02/2001	14.20	21/02/2004	20/02/2008	4,063,825	—	72,050	1,020,207	2,971,568	Yes	N
27/02/2001	14.75	27/02/2004	26/02/2008	75,000	—	—	50,000	25,000	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	934,900	—	—	403,600	531,300	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	2,271,415	—	62,325	540,563	1,668,527	Yes	N
07/05/2001	12.98	07/05/2004	06/05/2008	176,900	—	(650)	73,450	104,100	Yes	N
01/06/2001	14.61	01/06/2004	31/05/2008	414,250	—	17,500	86,750	310,000	Yes	N
23/08/2001	15.77	21/08/2004	20/08/2008	76,000	—	—	—	76,000	Yes	B
27/08/2001	16.09	27/08/2004	26/08/2008	75,750	—	8,250	4,500	63,000	Yes	N
24/10/2001	16.33	25/10/2004	24/10/2008	870,200	—	5,100	111,800	753,300	No	B
24/10/2001	16.33	25/10/2004	24/10/2008	3,101,925	—	156,200	134,125	2,811,600	No	N
24/10/2001	0.00	24/10/2002	24/10/2003	409	—	—	409	—	Yes	N
24/10/2001	16.33	24/10/2004	23/10/2008	50,000	—	—	—	50,000	No	B
31/12/2001	16.48	31/12/2004	31/12/2005	500,000	—	—	—	500,000	No	E
31/12/2001	16.80	31/12/2003	31/12/2007	500,000	—	—	—	500,000	Yes	F
28/02/2002	17.49	26/02/2005	25/02/2009	20,000	—	—	—	20,000	No	B
24/04/2002	18.03	24/04/2005	24/04/2009	3,183,849	—	226,063	77,145	2,880,641	No	N
24/04/2002	0.00	24/04/2003	24/04/2004	4,705	—	(5,243)	9,948	—	Yes	N
24/04/2002	18.03	24/04/2005	24/04/2009	885,193	—	19,393	105,299	760,501	No	C
24/04/2002	18.03	24/04/2005	24/04/2009	415,000	—	10,000	25,000	380,000	No	C
31/05/2002	18.55	14/05/2005	13/05/2009	145,000	—	—	—	145,000	No	N
27/06/2002	18.55	28/06/2005	27/06/2009	286,470	—	20,035	4,625	261,810	No	N
21/07/2002	17.18	22/07/2005	21/07/2009	17,000	—	—	—	17,000	No	C
23/10/2002	17.34	23/10/2005	22/10/2009	2,584,352	—	295,825	—	2,288,527	No	D
23/10/2002	17.34	23/10/2005	22/10/2009	2,265,111	—	131,293	13,053	2,120,765	No	N
20/11/2002	17.56	20/11/2005	19/11/2009	40,000	—	—	—	40,000	No	D
31/12/2002	16.69	31/12/2004	31/12/2007	1,000,000	—	—	—	1,000,000	No	F
20/05/2003	17.60	20/05/2006	19/05/2010	2,890,631	—	291,150	2,241	2,597,240	No	D
20/05/2003	17.60	20/05/2006	19/05/2010	2,139,491	—	107,372	4,423	2,027,696	No	N
09/06/2003	18.12	09/06/2006	08/06/2010	10,000	—	—	—	10,000	No	N
05/11/2003	17.55	05/11/2006	04/11/2010	—	2,796,256	136,938	1,076	2,658,242	No	N
05/11/2003	17.55	05/11/2006	04/11/2010	—	1,322,863	60,922	66,276	1,195,665	No	C
31/12/2003	17.48	31/12/2005	31/12/2008	—	1,000,000	—	—	1,000,000	No	F
11/05/2004	0.00	11/05/2004	10/05/2006	—	11,967	—	11,967	—	Yes	N
11/05/2004	18.22	11/05/2007	10/05/2011	—	2,751,348	60,928	—	2,690,420	No	N
11/05/2004	18.22	11/05/2007	10/05/2011	—	1,664,836	34,016	585	1,630,235	No	C
Totals				35,781,884	9,547,270	2,140,717	6,387,809	36,800,628

The aggregate fair value of shares issued as a result of the exercise of options during the 2004 financial year was $116 million.

On 24 October 2003 the Company issued a prospectus to invite shareholders to participate in a pro-rata renounceable rights issue.  In accordance with the rules set out in the ANZ Share Option Plan in the event of a rights issue, the exercise price of options granted under the plan is to be reduced in accordance with ASX Listing Rule 6.22.  As a result the exercise price of each option issued under the ANZ Share Option Plan is reduced by 72 cents from the amount previously disclosed.

Details of performance hurdles applicable to options are as follows:

N No performance hurdles apply. Once the exercise period has been reached, the options may be exercised.  These options are only granted to high-potential employees below executive level.  As their purpose is predominately retention and to share in any growth in the share price, additional hurdles are not applied.  These types of options will not be granted after November 2004.

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

E The options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period, equals or exceeds the, S&P/ASX 100 Accumulation Index calculated over the same period (applicable to the CEO only).

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

The following options were exercised by employees and former employees during the financial year:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
0.00	409	0.00	14.34	8,000	114,720
0.00	9,948	0.00	14.61	83,750	1,223,587
0.00	11,967	0.00	14.63	4,500	65,835
9.39	100,000	939,000	14.63	82,750	1,210,632
9.62	15,000	144,300	14.75	50,000	737,500
10.11	195,000	1,971,450	14.92	21,000	313,320
10.48	90,000	943,200	15.33	3,000	45,990
10.48	325,000	3,406,000	16.09	4,500	72,405
10.72	22,000	235,840	16.33	108,600	1,773,438
11.09	85,000	942,650	16.33	121,725	1,987,769
11.20	15,000	168,000	17.05	3,200	54,560
11.81	22,500	265,725	17.05	12,400	211,420
12.03	25,000	300,750	17.34	12,768	221,397
12.75	2,500	31,875	17.55	1,076	18,883
12.98	73,450	953,381	17.55	66,276	1,163,143
12.98	400,400	5,197,192	17.60	4,423	77,844
12.98	530,313	6,883,462	18.03	25,000	450,750
13.62	1,330,039	18,115,131	18.03	77,145	1,390,924
13.70	3,200	43,840	18.03	105,299	1,898,540
13.70	10,250	140,425	18.06	285	5,147
13.91	210,200	2,923,882	18.22	585	10,658
13.91	358,278	4,983,646	18.55	4,625	85,793
14.06	750,000	10,545,000	18.59	2,241	41,660
14.20	999,207	14,188,739

For those options exercised by employees and former employees during the financial year, the market price of the Company’s shares during the year were as follows:

High	$19.44
Low	$15.94
As at 30 September 2004	$19.02

As at the date of the Directors’ Report, unexercised options over ordinary shares are as per the table on the previous page, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year.

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
9.39	10,000	93,900	16.09	2,250	36,203
11.09	15,000	166,350	16.33	174,800	2,854,484
12.03	884	10,635	16.33	234,600	3,831,018
12.98	158,700	2,059,926	17.34	2,031	35,218
12.98	96,125	1,247,703	17.55	1,214	21,306
12.98	8,250	107,085	17.60	1,547	27,227
13.62	9,000	122,580	18.03	2,536	45,724
13.91	47,242	657,136	18.22	230	4,191
13.91	31,500	438,165	18.22	323	5,885
14.20	153,750	2,183,250	18.94	6,183	117,106
14.61	9,250	135,143	19.30	8,458	163,239

Amounts received from exercising options under the ANZ Share Option Plan during the financial year were recognised as follows:

	The Company
	2004 $m	2003 $m
Share capital	86	73
Liquid assets	86	73

ANZ DIRECTORS’ SHARE PLAN

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

Refer to section B3 of the Remuneration Report for more details.

Details of the movement in shares under this Scheme are as follows:

	The Company(1)
	2004	2003
Number of shares at beginning of the year	464,467	349,767
Number of shares purchased	197,655	114,700
Number of shares sold	—	—
Number of shares forfeited	—	—
Number of shares at end of the year	662,122	464,467

(1)                                  Includes deferred shares

51:  DIRECTORS AND SPECIFIED EXECUTIVES REMUNERATION AND SHARE AND OPTION DISCLOSURES

The remuneration and share and options details concerning the Directors of the Company and AASB 1046 “Director and Executive Disclosures by Disclosing Entities” specified executives of the Group are detailed on pages 6 to 23.

52:  DIRECTORS AND SPECIFIED EXECUTIVES - RELATED PARTY TRANSACTIONS

This note covers the related party transactions (excluding share and options transactions) of the directors of the Company and AASB1046 “Director and Executive Disclosures by Disclosing Entities” specified executives, as identified on pages 6 and 8.

Australian Securities and Investments Commission (ASIC) Class Order 98/110 dated 10 July 1998 (as amended)

The directors and specified executives have been exempted, subject to certain conditions, by an ASIC class order, 98/110 dated 10 July 1998 (as amended), from making disclosures of loans regularly made, guaranteed or secured directly or indirectly by the Group to related parties or in respect of a financial instrument transaction regularly made by the Group to related parties (other than shares and share options), other than to the director or specified executive, or to an entity controlled or significantly influenced by the director or specified executive, where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm’s length or with the approval of a general meeting of the relevant entity and its ultimate chief entity (if any).

The class order does not apply to a loan or financial instrument transaction of which any director or specified executive should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

i)  in the case of any material financial instrument transaction, ensure that; and

ii)  in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company’s financial statements on and which is not entered into regularly, is drawn to the attention of the directors.

SHARES AND SHARE OPTIONS TRANSACTIONS

The aggregate of and movement during the financial year of shares and share options relating to the directors and specified executives and their personally related parties are detailed on pages 20 to 23.

Directors and specified executives receive normal dividends on these shares.

LOAN TRANSACTIONS

Details regarding loans outstanding at the reporting date to directors and specified executives including personally related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above), where the individuals aggregate loan balance exceeded $100,000 at any time in the reporting period, are as follows:

	Balance 1 October 2003	Balance 30 September 2004	Interest paid and payable in the reporting period		Highest balance in the reporting period
	$	$	$		$
Directors

Non-executive Directors

CB Goode	3,500,000	—	170,734		3,500,000
J C Dahlsen	13,154,657	17,695,111	632,052		21,062,375
D M Gonski	18,342,500	18,342,000	1,369,075		18,342,500
Executive Directors

J McFarlane(1)	24,981	10,349,429	245,507		14,033,903

Specified executives

E Funke Kupper	688,542	680,000	832	(2)	722,500
B C Hartzer	1,709,927	2,645,581	149,632	(2)	4,222,927
P Hawkins	9,495,000	14,303,423	618,611		14,303,423

(1)                                  The loan balances as at 30 September 2004 principally relate to loans for the purchase of ANZ shares, including the exercise of options

(2)                                  Interest payments were reduced as a result of a linked offset account

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to each group of directors and specified executives including related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above) are as follows:

	Balance 1 October 2003	Balance 30 September 2004	Interest paid and payable in the reporting period	Number in group at 30 September
	$	$	$
Directors
2004	35,022,138	46,386,540	2,417,368	4
Specified executives
2004	11,897,647	17,725,828	771,443	4

Loans made to the non-executive directors are made in the course of ordinary business on normal commercial terms and conditions. Loans to the executive director are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982, on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

No amounts have been written down or recorded as allowances, as the balances are considered fully collectible.

OTHER TRANSACTIONS OF DIRECTORS AND SPECIFIED EXECUTIVES

Other transactions (other than shares and share options)

Under the ASIC class order referred to above, disclosure of other transactions regularly made by the Group is limited to disclosure of such transactions with a director of the Company, specified executives of the Group and to an entity controlled or significantly influenced by the directors and specified executives, on the basis the transactions are:

•                                          on arm’s length terms and conditions no more favourable than those entered into by other employees or unrelated customers;

•                                          information about them does not have the potential to affect adversely decisions about the allocations of scarce resources made by users of the financial report, or the discharge of accountability by the director or specified executive; and

•                                          are deemed trivial or domestic in nature.

Transactions between the directors, specified executives and related entities and the Group during the financial year were in the nature of normal personal banking, debentures, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers and were trivial and domestic in nature.

53:  DIRECTORS OF CONTROLLED ENTITIES OF THE COMPANY - RELATED PARTY TRANSACTIONS(1)

LOAN TRANSACTIONS

Loans to executive directors of controlled entities are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982.  These loans were in the nature of normal personal loans and were made on the same terms and conditions applicable to other eligible employees within the Group in accordance with established policy.

OTHER TRANSACTIONS OF DIRECTORS AND PERSONALLY RELATED ENTITIES

i)  Financial instrument transactions

ASIC class order 98/110 dated 10 July 1998 (as amended)

Disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the controlled entity concerned or an entity controlled or significantly influenced by the director of the controlled entity.

Financial instrument transactions between the directors of the controlled entities or their personally related entities and the Bank during the financial year were in the nature of normal personal banking, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

ii)  Transactions other than financial instrument transactions of banks

All other transactions with directors of the controlled entities of the Company and their personally related entities are conducted on arm’s length terms and conditions, and are deemed trivial or domestic in nature. These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

All other transactions with directors’ personally related entities occur within a normal customer or supplier relationship and are on arm’s length terms and conditions.

(1)                                  Relates to all other related party disclosures not concerning directors of Australia and New Zealand Banking Group Limited as disclosed in note 52

54:  TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURE ENTITIES - RELATED PARTY DISCLOSURES

During the course of the financial year the Company and the Group conducted transactions with associates and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2004 $‘000	2003 $‘000	2004 $‘000	2003 $‘000
Aggregate

Amounts receivable from associates and joint venture entities	101,835	30,691	27,553	1,139
Interest revenue	4,078	1,126	2,422	507
Dividend revenue	38,353	5,606	365	326
Commissions received from ING Australia joint venture	87,026	79,146	80,127	70,504
Costs recovered from ING Australia joint venture	9,776	15,802	9,761	15,544

55:  US GAAP RECONCILIATION

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the net profit, shareholders’ equity and total assets, applying US GAAP insted of Australian GAAP.

	Note		2004 $ m	2003 $ m	2002 $ m
Net profit reported under Australian GAAP			2,815	2,348	2,322
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately):
Employee share issue and options	(xix	)	(43)	(21)	(40)
Depreciation charged on the difference between revaluation amount and historical cost of buildings	(i	)	2	2	2
Difference in gain or loss on disposal of properties revalued under historical cost	(i	)	12	2	5
Deferred profit on sale and leaseback transactions over the lease term	(iii	)	(10)	(4)	(9)
Amortisation of goodwill	(ii	)	189	62	(6)
Amortisation of sale and leaseback gain over the lease term	(iii	)	26	25	25
Pension expense adjustment	(vi	)	(5)	2	18
Mark to market and non compliant derivative hedges (under SFAS 133)	(xv	)	(89)	(47)	(17)
Adjustment on entering joint venture	(xvii	)	(14)	—	(205)
Interest on reclassified preference shares and amortisation of costs	(xx	)	(64)	(1)	—
Pension plan deficit amortisation	(vi	)	(11)	—	—
Guarantee fee obligation	(xviii	)	(23)	—	—
Acquisition cost of NBNZ adjustment	(xxiv	)	(37)	—	—
Total tax impact of the above adjustments (refer below)			40	12	2
Net income according to US GAAP			2,788	2,380	2,097
Earnings per share (cents) according to US GAAP*

Basic			155	144	127
Diluted			149	144	126
Adjustments to determine other comprehensive income for US GAAP

Net income according to US GAAP			2,788	2,380	2,097
Currency translation adjustments, net of hedges after tax: Tax is (Sep 2004: $9m; Sep 2003: $54m; Sep 2002: $43m)	(xiii	)	233	(356)	(98)
Unrealised profit (loss) on available for sale securities net of tax: Tax is (Sep 2004: $3m; Sep 2003: -$1m; Sep 2002: $1m)	(ix	)	7	(2)	3
Mark to market of cash flow hedges net of tax: Tax is: (Sep 2004: $-40m; Sep 2003: $33m; Sep 2002: $26m)	(xv	)	(94)	76	60
Pension plan deficit net of tax: Tax is: (Sep 2004: $-6m; Sep 2003: $-42m)	(vi	)	(14)	(99)	—
Total comprehensive income according to US GAAP			2,920	1,999	2,062
Total tax impact of the above adjustments comprises

(Gain)/ loss on assets sold and leased back			3	1	2
Amortisation of deferred profit			(3)	(2)	(1)
Pension expense adjustment			2	(1)	6
Marked to market of non-compliant derivative hedges			27	14	(5)
Guarantee revenue			7	—	—
Pension plan deficit amortisation			4	—	—

			40	12	2

*                                         Rounded to the nearest whole cent and restated for rights issue

	Note		2004 $ m	2003 $ m	2002 $ m
Shareholders’ equity reported under Australian GAAP (1)			17,907	13,770	11,448
Elimination of gross asset revaluation reserves	(i	)	(224)	(247)	(266)
Unrealised profit (loss) on available for sale securities	(ix	)	8	1	3
Adjustment to accumulated depreciation on buildings revalued	(i	)	52	50	48
Restoration of previously deducted goodwill	(ii	)	695	695	695
Accumulated amortisation of goodwill	(ii	)	(263)	(452)	(514)
Deferred profit on sale and leaseback transactions	(iii	)	(20)	(17)	(20)
Provision for final cash dividend	(iv	)	—	—	681
Pension expense adjustment	(vi	)	(48)	(14)	126
Derivatives and hedging activities	(xv	)	69	309	247
Adjustment on entering joint venture	(xvii	)	(217)	(203)	(203)
Reclassification of preference shares	(xx	)	(990)	(988)	—
Guarantee fee obligation	(xviii	)	(16)	—	—
Acquisition cost of NBNZ purchase adjustment	(xxiv	)	(37)	—	—
Total tax impact of the above adjustments (refer below)			1	(84)	(106)
Shareholders’ equity according to US GAAP			16,917	12,820	12,139

Total assets reported under Australian GAAP			259,345	195,591	183,105
Elimination of gross incremental revaluations	(i	)	(191)	(203)	(205)
Unrealised profit (loss) on available for sale securities	(ix	)	12	2	3
Adjustment to accumulated depreciation on buildings revalued	(i	)	52	50	48
Restoration of previously deducted goodwill	(ii	)	695	695	695
Accumulated amortisation of goodwill	(ii	)	(263)	(452)	(514)
Prepaid pension adjustment	(vi	)	58	66	67
Reclassification of deferred tax assets against deferred tax liabilities	(v	)	(672)	(726)	(462)
Revaluation of hedges	(xv	)	192	397	501
Issue Costs	(xx	)	10	13	—
Adjustment to carrying value of the ING Australia joint venture	(xvii	)	(217)	(203)	(203)
Consolidation of variable interest entities	(xii	)	3,036	—	—
Guarantee receivable	(xviii	)	4	—	—
NBNZ goodwill due to acquisition cost adjustment	(xxiv	)	(37)	—	—
Total assets according to US GAAP			262,024	195,230	183,035

(1) Excluding outside equity

Total tax impact of the above adjustments comprises
Deferred profit on sale and lease back transactions	6	5	6
Pension expense adjustment	14	4	(38)
Derivative and hedging activities	(19)	(93)	(74)
	1	(84)	(106)

We have outlined in the following notes the significant differences between Australian GAAP and US GAAP by category.  A more detailed discussion of the Australian GAAP policies is contained in Note 1.

We prepare a list of identified differences between Australian and US GAAP, and assess annually whether those differences which are unadjusted in our US GAAP reconciliation do, in aggregate result in a material difference to our US GAAP financial statements. We are satisfied that the aggregate result is not materially different from the US GAAP financial statements presented in this note.

i) Premises and equipment

In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1xiv). However in the past the Group at various times, has revalued properties, increasing the book value of these assets. Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

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

The impact of previous revaluations under Australian GAAP is that depreciation charges are generally higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges,  together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAPreconciliation.

ii) Goodwill

Under Australian GAAP the Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993 so that goodwill is amortised over a period not exceeding 20 years. Previously, goodwill on acquisition was charged in full to the Group’s statement of financial performance in the year of acquisition.

Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years. Until 1 October 2002,  adjustments were made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits. As at 1 October 2002, ANZ adopted SFAS 142  “Goodwill and Other Intangible Assets”.  Under US GAAP for goodwill acquired during the year ended 30 September 2002 and for all goodwill balances after 30 September 2002 a review for impairment test will apply rather than systematic goodwill amortisation.  This review is undertaken in accordance with SFAS 142 ‘Goodwill and Other Intangible Assets.’ Goodwill acquired is allocated to reporting segments that are expected to benefit from the acquisition.  These units have been evaluated using a combination of discounted cash flows and multiples of earnings methodologies. Any impairment is recognised in earnings in the year in which it is identified. The 2004 review did not indicate any impairment.

For comparability the table below reconciles the Group’s US GAAP reported income to ‘adjusted’ income excluding the effect of goodwill amortisation.

	2002
US GAAP reported net income	$2,097m
Goodwill amortisation	$26m
Reported net income excluding effect of amortisation	$2,123m
Basic EPS using adjusted net income	129	*
Diluted EPS using adjusted net income	128	*

* Rounded to nearest whole cent and restated for rights issue

iii)  Sale-leaseback transactions

All sale and leaseback transactions relate to property and premises.

Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale.

Under US GAAP, the gain is amortised over the remaining lease term (typically this is between 5 and 10 years) . This difference in treatment has been adjusted in the US GAAP reconciliation.

iv) Dividends in 2002

Historically Australian GAAP dividends were shown in the statement of financial performance in the period to which they relate rather than in the period when theyare declared as required by US GAAP. This difference in treatment has been adjusted in the US GAAP shareholders’ equity reconciliation. Changes in Australian GAAP for 2003 disallowed accrual of dividends, thus there is no adjustment for the 2004 or 2003 years.

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

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to Australian GAAP has been adjusted for in the US GAAP reconciliation for total assets.

As detailed in note 6, the Group implemented tax consolidation during the year. The amounts due to and receivable from the Holding Company are as follows:

	2004 $‘000	2003 $‘000
Amounts due from
group entities	323	—
Amounts due to
group entities	474	—

vi) Pension commitments

Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and are made at levels necessary to ensure that these schemes are maintained with sufficient assets to meet their actuarially assessed liabilities. Any net deficiency arising from the aggregation of assets and liabilities of the Group’s defined benefit schemes, where there is a legal or constructive obligation, is provided for in the Group’s financial statements (refer note 49).

Under US GAAP SFAS 87 ‘Employers’ Accounting for Pensions’ and the disclosure requirements of SFAS 132  ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’,  pension expense is a function of an employee’s service period, interest costs,  expected actuarial return on the schemes’ assets, amortisation of net transition asset and recognised prior service cost. In addition, reconciliation between the accrued pension liability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

In the year ended 30 September 2003, as required under US GAAP an additional liability was recognised for the Group’s UK Pension plan of $142 million ($99 million after tax). As at 30 September 2004, based on 30 June 2004 actuarial information, due to an improvement in the position of the plan, this liability has been reduced to $136 million ($95 million after tax). In 2004, a liability was recognised for the Group’s NBNZ pension plan of $35 million ($25 million after tax). These liabilities are required to be recognised where the accumulated benefit obligation exceeds the fair value of plan assets and an asset has been recognised as prepaid pension cost, or the liability already recognised as unfunded accrued pension cost, is less than the unfunded accumulated benefit obligation.

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

The residual emerging markets portfolio had been classified as available with the market value write down taken through the statement of financial performance for both Australian and US GAAP purposes.

Except for the above, no adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

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

x) Accounting for the impairment of loans

SFAS 114 ‘Accounting by Creditors for Impairment of a Loan’, as amended by SFAS 118 ‘Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures’, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price or the fair value of the collateral,  if the loan is collateral dependent.

There is no requirement under Australian GAAP to discount the expected future cash flows attributable to impaired loans in assessing the level of specific provision for doubtful debts.

No adjustment is required in the US GAAP reconciliation as the estimated fair value of impaired loans is not materially different from the carrying value (net of the allowance for loan losses).

xi) Accounting for the impairment of long lived assets and for long lived assets to be disposed of

SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’, requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may not be recoverable,  an impairment loss should be recognised.  The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair valueless selling costs.

The Group has assessed the carrying values of all non-current assets and where required, have written down the assets to their recoverable amounts.

xii) Accounting for transfers and servicing of financial assets and extinguishments of liabilities and variable interest entities

SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities.  Under certain circumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets and their obligation to return them.

No adjustment is required in the US GAAP reconciliation as the effect of applying the provisions of SFAS 140 on total assets is not material. Refer to note 39 for the required disclosures.

In the year ended 30 September 2004, the Group first applied the provisions of FASB Interpretation No. 46 (Revised)  “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R addresses the consolidation of entities in which a reporting enterprise has an economic interest, but for which a voting interestapproach to consolidation is not effective in identifying where control of the entity really lies, or in which the equity investors do not bear the economic risks and rewards of the entity. Overall, the objective of FIN46R is to improve the consistency and comparability of financial statements of enterprises engaged in similar activities.

An entity is a Variable Interest Entity (“VIE”) if the entity’s equity at risk is not sufficient to finance its activities without additional subordinated financial support from other parties. An entity is also a VIE if, as a group the holders of the equity investment at risk lack any one of the following characteristics:

• Direct or indirect ability to make decisions about the entity’s activities through voting rights

• Obligation to absorb the expected losses of the special purpose entity if they occur

• The right to receive the residual returns of the entity if there are any.

The Group is required to consolidate those VIEs for which the Group is the primary beneficiary.

Those entities that have been identified as requiring consolidation as a result of the application of FIN46R have been detailed in note 55 xxii. These entities are not consolidated or equity accounted under Australian GAAP.

Details of the treatment of securitisations under Australian GAAP are detailed in note 39.

The Group retains servicing and (for some loans) custodian responsibilities for sold loans. The fair value of these servicing rights is estimated to be approximately $13 million as at 30 September 2004.  These interests are not considered to be material and as such have not been adjusted for in the US GAAP reconciliation.

Following a securitisation the Group may also receive any excess income derived by the SPV after interest has been paid to investors and net credit losses and expenses absorbed. Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins with respect to the these loan securitisation programs, future cash flows cannot be reliably measured and no asset in relation to any entitlement to residual income is recognised.

xiii) Comprehensive income

SFAS 130 ‘Reporting Comprehensive Income’ establishes standards for reporting and display of comprehensive income and its components.

Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders.

Accordingly, the Group has shown currency translation adjustments,  unrealised profit on available for sale securities, additional pension liability and certain SFAS 133 adjustments as components of other comprehensive income with net income according to US GAAP forming the remaining component of comprehensive income. Amounts transferred in and out of comprehensive income relating to unrealised profits on available for sale securities are specific to individual assets. The fair value of equity investments recorded as available for sale subject to adjustment in the US GAAP reconciliation was $14 million as at 30 September 2004 (2003: $4 million),  with a book value of $2 million (2003: $2 million).

The movement in the unrealised gain relating to these securities during the year is equal to $10 million, realised gains before tax on these securities during the year is equal to $5 million (2003: $4 million).

The currency translation adjustment through comprehensive income includes a net gain on hedges after tax of $21 million (before tax $30 million) (2003: net gain after tax $126 million; before tax $180 million).

xiv) Earnings per share (‘EPS’)

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is similar to Australian GAAP. In calculating EPS in accordance with SFAS 128, instruments that have the characteristics of both debt and equity have been considered. Such instruments have been treated as follows in the calculation of dilutive EPS for US GAAP purposes:

Trust Securities Issues (ANZ TrUEPrS):  Have been excluded from the dilutive EPS calculation, as whilst they are classified as equity for US GAAP purposes, they do not convert into ordinary shares. The Trust Securities were mandatorily exchangeable for the preference shares issued by the Company, and carried an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The securities were bought back in December 2003 for $1,045 million.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS): Have been excluded from the dilutive EPS calculation as it is classified as debt for US GAAP purposes. On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%. Based on the experience of similar issues in Australia it is considered more likely that the securities will be repaid in cash rather than in ordinary shares.

US Stapled Trust Security: Has been included in the dilutive EPS as if the security is not redeemed or bought back prior to

15 December 2053 they will convert into preference shares, which in turn manditorily convert into a number of ordinary shares.

xv) Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ in its US GAAP reconciliationfrom 1 October 2000. SFAS 133 requires all derivatives to be recognised on balance sheet at fair value. Movements in the fair value of derivatives are taken tothe statement of financial performance,unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cashflow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges. Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognised in the US GAAP reconciliation may not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 35, and the information on hedging derivatives provided in note 38: Derivative Financial Instruments. The accounting for derivatives under Australian GAAP is outlined in note 1 (xiii).

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognised in the US GAAP statement of financial performance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income.

Any ineffectiveness is recognised in the US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The impact on adoption of SFAS 133  and SFAS 138 at 1 October 2000 was a transitional adjustment to increase US GAAP profit by $11 million, and a transitional adjustment to decrease other comprehensive income by $52 million.  Changes in market conditions and the Group’s hedging policies may result in volatility in these US GAAP adjustments going forward. The net gain/(loss) after tax in the net income according to US GAAP recognised during the September 2004  year, due to fair value and cashflow hedge ineffectiveness (in respect of qualifying hedges) or non compliance is ($28) million (2003: ($57) million; 2002:  $10 million) and ($35) million (2003: $24 million; 2002: ($22 million),  respectively.

xvi) Provisions

Since 2001 significant amendments have been made to Australian GAAP in relation to recognition and measurement of restructuring provisions that bring them into line with those required for US GAAP reporting.

The recognition requirements for restructuring provisions under Australian GAAP and US GAAP are similar and as such no adjustment has been made in the reconciliation.

Whilst the wording of AASB 1044  “Provisions, Contingent Liabilities &  Assets” and SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” may differ, the intention of both standards with regards to the recording of restructuring provisions is the same. Both standards require there to be a detailed plan, that there be a present obligation and that the entity has no realistic alternative but to proceed with the plan.  As such, the liability/provision is deemed incurred. SFAS146 has additional disclosure requirements, which are addressed in the following.

During 2004 approximately 37% of the total restructuring and surplus leased space expense for the year related to one time termination and other staff benefits,  and for surplus premises space(2003: 92%) and the remainder for other associated costs including technology costs. The personnel costs relate to ongoing business initiatives in response to changing market conditions that demanding streamlining of our front offices across the business units.  These restructuring initiatives are expected to be substantially implemented over the next year.

The total restructuring provision as at 30 September is distributed as follows:

	2004	2003
	$m	$m
One time termination and staff benefits	73	58
Excess premises	10	22
Other contract termination and associated costs	23	12
Total	106	92

All restructuring costs are expensed and recorded as operating expenses in the most appropriate category; for example, termination benefits are recorded in personnel and, surplus premises are recorded in premises, with the remainder recorded in other.

Note 27 to the financial statements provides additional details on the movements in the provision for restructuring costs.

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

ANZ provides a variety of guarantees and indemnifications to our customers to enhance their credit standing or allow them to complete various business transactions. The Group considers the following off balance sheet non derivative arrangements to be guarantees under FIN 45: Standby letters of credit, Guarantees,  Bill endorsements, Documentary letters of credit, Performance related contingencies.  The fair value of the estimated liability related to guarantees for the forementioned instruments at 30 September 2004 has been adjusted in the US GAAP reconciliation.

Standby letters of credit generally include guarantees of payments for loans, credit facilities, promissory notes and trade acceptances and are generally issued in connection with agreements made by customers with counterparties.  Documentary letters of credit are an undertaking by the bank to guarantee payment to a beneficiary provided documents are presented in strict compliance with the terms and conditions of the documentary credit. Performance guarantees are issued to guarantee completion of projects in accordance with contract terms. They can be issued to support a customers obligation to supply specified products, commodities or maintenance or warranty services to a third party. ANZ as guarantor becomes obligated to perform under the guarantee when a counterparty does not fulfill its obligations under an associated contract. The majority of these contracts are short term.

Sold – credit derivatives also meet the definition of guarantees under this statement but are recorded in the statementof financial position at their fair value.

Details of the maximum potential amount of future payments can be found at note 48.  The amounts detailed in note 48 represent the notional amounts that could be lost under the guarantees and indemnifications if there was a total default by the guaranteed parties, without consideration of possible recoveries.

xix) Accounting for stock – compensation plans

Under Australian GAAP an expense is not required to be recognised for share options issued to employees or for shares issued at a discount. However, ANZ expenses the deferred share plan under Australian GAAP.

SFAS 123 ‘Accounting for Stock-Based Compensation’ requires shares and options issued as part of a compensation plan to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

For US GAAP, APB No.25 share-based employee compensation cost for variable share option plans (those with performance hurdles) is measured using the intrinsic value method. US GAAP compensation cost is determined at date of issue and is expensed if the strike price is less than the market price at the time and it is probable that performance hurdles are met.

To the extent that the intrinsic value increases in subsequent periods an additional expense is recorded.

Variable share option plans include all plans with performance conditions. The Group’s policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

Share issues to employees under the $1000 Share Plan are expensed in the year issued under US GAAP. Under Australian GAAP they are issued from Share Capital Account and are not expensed. An adjustment is made in the US GAAP reconciliation for $22 million (2003: $18 million).

The following amounts were booked as a compensation expense during the year in relation to stock based compensation:

	2004	2003
	$m	$m
Gross(1)	90	68
After tax(2)	63	48

(1)          This includes the Deferred Share Plan which is also expensed under Australian GAAP.

(2)          The tax deduction for the deferred share and the $1,000 share plan occurs at the time that shares are issued. The tax effect is recognised under Australian GAAP and therefore, no adjustment is made in the US GAAP reconciliation.

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share would have appeared.

The fair value of the options has been calculated using a modified Black-Scholes option pricing model.  The fair value is calculated as at the grant date and the value amortised on a straight-line basis over the vesting period.  Note 4 details the assumptions taken into account in the fair value calculation.  An adjustment is made in the US GAAP reconciliation for $21 million (2003: $3 million).

	2004	2003	2002
	$m	$m	$m
Net income according to US GAAP	2,788	2,380	2,097
Intrinsic method adjustment (APB 25)	43	21	40
Fair value adjustment (SFAS123)	(53)	(50)	(44)
Adjusted Pro Forma net income according to US GAAP	2,778	2,351	2,093

	2004 As Reported	2004 Pro Forma	2003 As Reported	2003 Pro Forma	2002 As Reported	2002 Pro Forma
— Basic earnings per share (cents)*	155	155	144	143	127	127
— Diluted earnings per share (cents)*	149	149	144	142	126	126

*                 Rounded to nearest whole cent and restated for rights issue

Details of the share-based compensation plans are included in note 50.

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

SFAS 150 does not apply to issues of preference shares made prior to 31 May 2003.

xxi)  Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2004 are summarised below.

Details of the funding of the schemes are set out in note 49.

Australian Scheme

	2004	2003	2002
	$m	$m	$m
Change in benefit obligation
Balance at start of year	50	51	54
Interest costs	2	3	3
Benefits paid	(5)	(6)	(6)
Actuarial gains (losses)	(3)	2	—
Benefit obligation, 30 June	44	50	51
Change in plan assets
Fair value at start of year	35	43	49
Actual return on plan assets	4	(2)	—
Employer contribution	—	—	—
Benefits paid	(5)	(6)	(6)
Total fair value of plan assets, 30 June	34	35	43
Funded status	(10)	(15)	(8)
Unrecognised net transition loss	—	1	2
Unrecognised net loss	10	16	10
Adjustment required to recognise minimum unfunded projected benefit obligation	(10)	(17)	(12)
Net amount recognised	(10)	(15)	(8)
Amounts recognized in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(10)	(15)	(8)
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
— pensioners	6.0%	5.0%	6.0%
Annual increase in future compensation levels
— pensions	2.5%	2.5%	2.5%
Expected long-term rate of return on assets	7.5%	7.5%	7.5%
Weighted average assets allocations
— Equity securities	61%	n/a *	n/a *
— Debt securities	23%	n/a *	n/a *
— Real estate	9%	n/a *	n/a *
— Other	7%	n/a *	n/a *
	100%	n/a *	n/a *

*                 Information is not available

The Plan’s investment objectives are to maximise returns over the long term whilst accepting a moderate degree of performance variability; and to exceed inflation (CPI increases), on average, by at least 3% over rolling five and seven year periods.  The Plan’s investment strategy is to combine 70% growth assets (shares and property) and 30% defensive assets (diversified fixed income and cash).  This combination reduces the expected variability compared to a portfolio invested only in shares.

xxi)  Details of Pension Schemes and Pension Expense

Cash Flows

Contributions

It is anticipated that nil will be contributed to this scheme in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	2004 $m Pension Benefits	2004 $m Other Benefits
2005	5	—
2006	5	—
2007	5	—
2008	4	—
2009	4	—
2010-14	18	—

UK Pension Scheme

	2004	2003	2002
	$m	$m	$m
Change in benefit obligation
Balance at start of year	952	1,034	1,038
Service cost	12	13	15
Interest cost	49	53	62
Benefits paid	(46)	(49)	(62)
Actuarial gains (losses)	(11)	56	27
Foreign currency exchange rate fluctuations	19	(155)	(46)
Benefit obligation, 30 June	975	952	1,034
Change in plan assets
Fair value at start of year	790	982	1,152
Actual return on plan assets	71	(4)	(69)
Employer contribution	8	(1)	(2)
Benefits paid	(46)	(49)	(62)
Foreign currency exchange rate fluctuations	16	(138)	(37)
Total fair value of plan assets, 30 June	839	790	982
Funded status	(136)	(162)	(52)
Unrecognised net transition gain	(3)	(10)	(19)
Unrecognised loss	165	194	92
Unrecognised prior service cost	32	44	46
Adjustment required to recognise minimum benefit obligation	(136)	(142)	—
Net amount recognised	(78)	(76)	67
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	58	66	67
Accrued benefit liabilities	(136)	(142)	—
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
— active members	5.75%	5.25%	5.75%
— pensioners	5.75%	5.25%	5.75%
Annual increase in future compensation levels
— salary	4.50%	4.25%	4.5%
— pensions	2.75%	2.25%	2.5%
Expected long-term rate of return on assets	7.00%	6.25%	6.75%

The Trustee of the ANZ UK Staff Pension Scheme determines their investment strategy after consulting with the Bank with regard to the liability profile of the plan and in accordance with the Statement of Investment Principles.  Following an asset liability modeling exercise, the Trustee has determined the following benchmarks which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long term:

	2004	2003	2002
Weighted average assets allocations
— Equity securities	50%	45%	n/a*
— Debt securities	34%	36%	n/a*
— Real estate	15%	15%	n/a*
— Other	1%	4%	n/a*
	100%	100%	n/a*

*                 Information is not available

Cash Flows

Contributions

It is anticipated that $12 million will be contributed to this scheme in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	2004 $m Pension Benefits	2004 $m Other Benefits
2005	48	—
2006	50	—
2007	53	—
2008	55	—
2009	55	—
2010-14	314	—

NZ Scheme

	2004	2003	2002
	$m	$m	$m
Change in benefit obligation
Balance at start of year	—	—	—
Increase due to NBNZ acquisition	183	—	—
Service cost	4	—	—
Interest cost	7	—	—
Benefits paid	—	—	—
Actuarial gains (losses)	—	—	—
Foreign currency exchange rate fluctuations	10	—	—
Benefit obligation, 30 June	204	—	—
Change in plan assets
Fair value at start of year	—	—	—
Increase due to NBNZ acquisition	151	—	—
Actual return on plan assets	7	—	—
Employer contribution	3	—	—
Benefits paid	—	—	—
Foreign currency exchange rate fluctuations	8	—	—
Total fair value of plan assets, 30 June	169	—	—
Funded status	(35)	—	—
Unrecognised net transition gain	—	—	—
Unrecognised loss (gain)	—	—	—
Unrecognised prior service cost	—	—	—
Adjustment required to recognise minimum benefit obligation	—	—	—
Net amount recognised	(35)	—	—
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(35)	—	—
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
— active members	6.4%	—	—
— pensioners	6.4%	—	—
Annual increase in future compensation levels
— salary	3.0%	—	—
— pensions	4.3%	—	—
Expected long-term rate of return on assets	8.0%	—	—
Weighted average assets allocations
— Equity securities	53%	—	—
— Debt securities	26%	—	—
— Real estate	—	—	—
— Other	21%	—	—
	100%	—	—

Assets in the Fund are held in pooled funds and are managed by specialist investment managers.  Investment returns are measured against the relevant market index for each assets class and are targeted to outperform the index by a prescribed amount over a three-year period. The strategic range around the asset allocation benchmarks is 10 percentage points.

Cash Flows

Contributions

It is anticipated that approximately 20.7% of salaries (gross of tax) will be contributed to this scheme in 2005. This will be subject to a full actuarial valuation in March 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	2004 $m Pension Benefits	2004 $m Other Benefits
2005	7	—
2006	7	—
2007	7	—
2008	7	—
2009	7	—
2010-14	38	—

The elements of the net periodic pension cost of the above schemes are as follows:

	2004	2003	2002
	$m	$m	$m
Service cost	16	14	13
Interest cost	58	57	59
Expected return on schemes’ assets	(60)	(70)	(77)
Amortisation net transition asset	(6)	(6)	(7)
Recognised gains/losses	4	—	—
Recognised prior service cost	4	4	4
Net periodic pension cost	16	(1)	(8)
Amortisation of prepaid pension expense	—	—	(8)
Employer contributions	(11)	(1)	(2)
Net pension expense	5	(2)	(18)

The Group also sponsors defined contribution schemes. The Group’s contributions to major defined contribution schemes amounted to $127 million for the year (2003: $102 million; 2002: $80 million).

xxii)  Variable Interest Entities

The following entities have been identified as requiring consolidation as a result of the application of FIN46R on the basis that the Group is the Primary Beneficiary.  These entities are not consolidated or equity accounted under Australian GAAP:

Entity	Nature	Purpose & Activities	Total Assets*
			$m
Arc Funding Pty Ltd	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holding of financial assets.	174
Aurora Securitisation Pty Ltd	Conduit	SPV issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	2,147
Coast Asset Corporation	Conduit	SPV issues commercial paper in the United States and on-lends the funds to special purpose companies that acquire or hold financial assets.	370
Coral(3)	ANZ Client deal Capital Markets funded	SPV issues commercial paper to finance the acquisition or holding of financial assets.	221
Eos(2)	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holdings of financial assets.	178
Echo Funding Pty Ltd	Repackaging Vehicle	SPV issues medium term notes on a segregated series basis and uses the funds to acquire bonds or exposures through credit derivatives.	77
Kingfisher Securitisation Pty Ltd	Conduit	SPV raises funds by issuing debt instruments and uses the funds so raised to acquire assets / investments.	291
Omeros Trust(1)	Repackaging Vehicle	SPV raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	279
Omeros II Trust(1)	Repackaging Vehicle	SPV raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets	68
Orion	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holding of financial assets.	37

Solera Trust	Repackaging Vehicle	SPV issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	178
Stellar Funding Pty Ltd	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holding of financial assets.	152
Surf Capital	Repackaging Vehicle	SPV raises funds by issuing notes to Coast Asset Corporation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	157

(1)          Consolidates into Aurora Securitisation Pty Ltd

(2)          Consolidates into Solera Trust

(3)          Consolidates into Coast Asset Corporation

*                 Total assets are shown gross of any consolidation eliminations

Those SPVs identified as VIE’s are represented as VIEs rather than Qualifying SPE’s on the basis that these SPVs are not likely to satisfy all of the requirements of clause 35 of the definition of Qualifying SPE set out in SFAS 140.

ANZ is not expected to absorb the majority of the entity’s losses as these losses are either (i) insured by suitably rated counterparties; or (ii) held by external investors.

The Group also holds a significant variable interest in the following Variable Interest Entities; however, it is not the Primary Beneficiary:

Entity	Nature	Purpose & Activities	Total Assets	Maximum exposure to loss*
			$m	$m
Kingfisher Trust 2001-1G	ANZ client deal. Capital markets funded	Trust raises funds by issuing notes to the market. Proceeds of notes are used to fund the acquisition of Receivables and Related Securities.	613	88
Kingfisher Trust 2004 - 1G	ANZ client deal. Capital markets funded	Trust raises funds by issuing notes to the market. Proceeds of notes are used to fund the acquisition of Receivables and Related Securities.	1,383	80

*                 Maximum exposure to loss is considered to be the notional amounts of the liquidity and redraw facilities

xxiii)  Maturity analysis of the Group’s Bonds and Notes and Loan Capital

At 30 September	2004	2003	2002
	$m	$m	$m
Less than 1 year	4,657	4,289	3,972
Between 1 year and 2 years	9,568	3,360	5,068
Between 2 years and 3 years	5,128	5,481	2,131
Between 3 years and 4 years	3,537	1,994	3,024
Between 4 years and 5 years	5,483	2,552	1,962
After 5 years	7,285	4,084	969
Perpetual	419	442	1,027
Total	36,077	22,202	18,153

xxiv)  Material business combination in the year of acquisition

On 1 December 2003, the Company acquired 100% of the issued share capital of NBNZ Holdings Ltd and its controlled entities.  The number of shares acquired was 159 million.  The results of NBNZ’s operations have been included in the consolidated financial statements since that date.  NBNZ is a leading bank in New Zealand.

The aggregate purchase price under US GAAP was $4,805 billion (converted as at the date of acquisition). The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, at the exchange rate which prevailed at the date of acquisition

Fair Value of NBNZ’s Net Assets Acquired
$M
Liquid assets	799
Due from other financial institutions	2,597
Trading securities	1,653
Investment securities	213
Net loans and advances	30,564
Other assets	1,722
Premises and equipment	160
Total assets acquired	37,708
Due to other financial institutions	1,092
Deposits and borrowings	30,694
Provisions	109
Creditors and other liabilities	2,455
Unsubordinated debt	1,119
Loan capital	488
Total liabilities assumed	35,957
Net assets acquired	1,751
Goodwill	3,054

The amount of goodwill under US GAAP is not the same as that recognised under Australian GAAP, as the cost of the hedges of the acquisition price are not considered part of the acquisition price under US GAAP.

In its recent acquisitions ANZ has acquired what would be termed long term customer relationship intangible assets.  An asset is required to be booked at fair value on acquisition for long term customer relationship intangible assets which meet the criteria in SFAS 141.  The recent acquisition of NBNZ by ANZ has resulted in consideration being given to booking an asset in respect of these relationships.  Appendix A to SFAS 141 provides guidance on how to apply the recognition criteria to such assets.  NBNZ is based in New Zealand and its customers are predominatly domiciled in New Zealand.  Legislation and common law applying to banks in New Zealand prohibit an entity from selling, leasing, or otherwise exchanging information about some or all of its customers.

Long term customer relationship intangible assets such as customer lists and data do not arise from contractual relationships, and due to the Privacy Laws governing customer information in New Zealand, such assets are not separable, i.e cannot be sold, transferred, licensed, rented or exchanged, and hence have not been recognised.  In light of this, the Group is assessing whether a core deposit intangible should be recognised separately from goodwill.

Operating result of ANZ had the acquisition of NBNZ occurred on 1 October 2002 for the 2004 and 2003 financial years

The following table illustrates the impact to the Group results, had NBNZ been acquired at the commencement of the 2003 financial year.

	Year ended 30 September 2004	Year ended 30 September 2003
	$m	$m
Operating income	17,622	14,274
Income before extraordinary items and the cumulative effect of accounting changes	—	—
Net income	2,719	2,687
EPS*	153	145

*                 Rounded to nearest whole cent

The pro-forma net income reported above includes $550 million in 2004 and $409 million in relation to NBNZ in 2003.

The balances have been adjusted to reflect the difference in depreciation and amortisation expense caused by any variation between the fair value acquired, and the carrying value of these assets in the accounts of ANZ. No adjustment has been made for any change to accounting policies.

Net income in 2003 has not been adjusted for FAS133 ‘Accounting for Derivative Instruments and Hedging Activities’ as NBNZ did not prepare US GAAP accounts prior to acquisition.

Disposal of controlled entities

There were no material controlled entities disposed of during the year to 30 September 2004.

(xxv) Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for Australian GAAP. A summary of the standards that currently apply appear in note 1.

We will also be required to adopt the Australian equivalents of International Financial Reporting Standards (IFRS) as issued by the AASB, for the half-year ending 31 March 2006 and year ending 30 September 2006. A summary of the significant areas of impact of adopting IFRS appears in note 57.

Some of these standards, once adopted, will result in certain adjustments in the reconciliations of net income to US GAAP and shareholders’ equity to US GAAP no longer being required.

56:  EXCHANGE RATES

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2004		2003		2002
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.3983	0.4054	0.4070	0.3822	0.3477	0.3621
United States dollar	0.7165	0.7263	0.6795	0.6124	0.5441	0.5323
New Zealand dollar	1.0700	1.1254	1.1431	1.1139	1.1585	1.2001

57:  INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the Group will be required to prepare financial statements using Australian Standards that have been revised to satisfy the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  The Group will report for the first time in compliance with Australian equivalents to IFRS when the results for the half-year ended 31 March 2006 and the year ended 30 September 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 October 2004.  Most accounting policy adjustments to retrospectively apply Australian equivalents to IFRS will be made against retained earnings in this opening balance sheet.  However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005.  Comparatives are not required for AASB 132: Financial Instruments: Disclosure and Presentation, AASB 139: Financial Instruments: Recognition and Measurement and AASB 4: Insurance Contracts.

A Steering Committee is monitoring the adoption of IFRS as per the Group’s implementation plan.  This Committee has been following developments in IFRS and the likely impact that these standards will have on our products and our customers, and on our own financial reports and accounting policies. Dedicated workstreams are responsible for evaluating the impact of a specific group of accounting changes. Each workstream is progressing through multiple phases of work: technical evaluation, design, development and implementation. The Group has largely completed the technical evaluation phases of each workstream, and is moving into design, development and implementation. The program is achieving scheduled milestones.

The following areas have been identified as significant for the Group:

Credit Loss Provisioning Initial impact on retained earnings at 1 October 2005 Volatility in future earnings Lower general provision

IFRS adopts an approach known as “incurred losses” for credit loss provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The current ELP charge to profit will be replaced, on adoption of IFRS, by a charge for specific provisions on impaired exposures, plus a charge for movements in the provision that is held for exposures that are being collectively assessed for impairment.

It is anticipated that the proposed changes will result in a reduction in the level of provisioning which the bank holds against its credit exposures.

Debt v Equity classification Initial impact on statement of financial position at 1 October 2005 New liabilities recognised

The Group has issued a number of hybrid tier one instruments. The ANZ StEPS issue, which is currently treated as equity, will be reclassified as debt. Distributions on ANZ StEPS will be treated as interest rather than dividends.

Fee Revenue Initial impact on retained earnings at 1 October 2005 for yield adjusted fees and 1 October 2004 for other financial service fees Increased deferral of fee income

Revised rules governing the accounting for fee income will result in more fees being deferred on initial payment, and recognised either as an adjustment to yield or over the period of service. Fees required to be treated as an adjustment to yield will be recognised in interest income rather than fee income. On initial application, certain fees that have previously been recognised in the statement of financial performance will be recognised in the statement of financial position, with a corresponding reduction to retained earnings. The annual impact on net profit from this change is not expected to be material.

Goodwill Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The current Group policy of amortising goodwill over the expected period of benefit will cease. Instead, goodwill will be subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired. This change in policy may result in increased volatility of future earnings where impairment losses may occur.

Hedging Initial impact on retained earnings at 1 October 2005 Volatility in future earnings New assets/liabilities recognised

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statement of financial performance. The Group expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

The hedging rules will impact the way the Group accounts for hedges of its funding and for hedges of its statement of financial position. Customer trading, where all derivatives are currently marked to market, will not be impacted.

Post Employment Benefits Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The Group does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes, including those which operate in Australia, New Zealand and the United Kingdom. On adoption of AASB 119: Employee Benefits, the Group will recognise the net position of each scheme on the statement of financial position, with a corresponding entry to the statement of financial performance. The initial adjustment will be made, retrospectively, against opening retained earnings as at 1 October 2004, and will be based on actuarially determined valuations of each scheme made at that date in accordance with AASB 119. After the transitional adjustment, further movements in the net position of each scheme will be recognised in the statement of financial performance.

Securitisation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations, both of our own assets and of our customers’ assets, require an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles, which were previously not consolidated, being consolidated by the Group. Securitisations commenced on or after 1 January 2004 have been assessed in accordance with IFRS and current Australian GAAP.

Share-Based Payments Initial impact on retained earnings at 1 October 2004 Higher expenses

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short and long-term incentive arrangements. The deferred shares vest over one to three years, and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff, shares issued under the $1,000 employee share plan, nor for the 5% discount applicable to the ANZ Share Save Scheme. On adoption of AASB 2: Share-based Payments, the Group will recognise an expense for all share-based remuneration, including deferred shares and options, and will amortise those expenses over the relevant vesting periods. The Group will also recognise an expense for shares issued under the $1,000 employee share plan, and for the 5% discount on shares granted under the ANZ Share Save Scheme. On transition, this change in accounting policy will result in a reduction in retained earnings at 1 October 2004.

Taxation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

Under AASB 112: Income Taxes, a “balance sheet” approach will be adopted, replacing the “statement of financial performance” approach currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that the standard may require the Group to carry a slightly higher level of deferred tax assets and liabilities.

Capital measurement - The Australian Prudential Regulation Authority (APRA) has announced that it intends to revise its capital adequacy requirements to take account of the impact of IFRS.  This will be achieved through the progressive release of a series of discussion papers. Priority areas for review by APRA include the treatment of innovative capital instruments for capital adequacy purposes and the treatment of superannuation fund surpluses and deficits.  APRA has stated that it will not make any IFRS-related changes to the existing prudential framework until it has completed relevant consultations, and not before 1 July 2005 at the earliest.  In the interim, existing prudential standards will continue to apply.

58:  EVENTS SINCE THE END OF THE FINANCIAL YEAR

ANZ Trustees merger with Equity Trustees Limited

On 12 October 2004, the Company announced it had signed an agreement with Equity Trustees Limited, to merge the Group’s trustee business with Equity Trustees Limited.  The merged business will create Australia’s third largest trustee company and the leading manager of charitable foundations.

In consideration, the Company will become the major shareholder in Equity Trustees Limited with a 37.5% share of the expanded issued capital, and receive $3 million in cash.

Completion of the merger is expected early in 2005 subject to the outcomes of due diligence, regulatory and government approvals and approval by Equity Trustees’ shareholders.  The Company will equity account for its investment in Equity Trustees Limited and recognise a small profit from the transfer of the Group’s trustee business.

The financial effect of this merger has not been recognised in these financial statements.

Share buyback

On 26 October 2004, the Company announced the intention to undertake an on-market share buyback of at least $350 million. The buyback is contingent on regulatory approval for a new offshore hybrid equity transaction.

The financial effect of this buyback has not been reflected in these financial statements.

Sale of London-headquartered project finance activities

On 26 October 2004, the Company announced entry into a Memorandum of Understanding for the sale, subject to due diligence and other standard conditions, of the majority of its London-headquartered project finance activities to Standard Chartered Bank.  The amount of the loans and commitments is approximately $2 billion.  The premium from the sale above book value is not expected to be significant.

The financial effect of this sale has not been reflected in these financial statements.

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the Company and the consolidated entity:

a)  are in accordance with the Corporations Act 2001, including:

i)  complying with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii)  giving a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2004 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

iii)  that the directors have been given the declaration under section 295A of the Corporations Act 2001; and

b)  in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Company and some of its wholly owned controlled entities (listed in note 48) executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418 (as amended), dated 13 August 1998 issued by the Australian Securities and Investments Commission.

The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities which executed the Deed of Cross Guarantee are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Director	Chief Executive Officer

4 November 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUSTRALIA AND

NEW ZEALAND BANKING GROUP LIMITED

SCOPE

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2004, consisting of the statements of financial position as of 30 September 2004 and 2003, statements of financial performance, statements of changes in shareholders’ equity and statements of cash flows for the three years ended 30 September 2004 and accompanying notes 1 to 58, and the directors’ declaration set out on pages 6 to 127. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Auditing Standards of Australia and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

a)  the Corporations Act 2001, including:

i.  giving a true and fair view of the Company’s and the consolidated entity’s financial position as at 30 September 2004 and 2003, of the Company’s performance for the financial years ended 30 September 2004 and 2003, and of the consolidated entity’s financial performance, changes in shareholders’ equity and cash flows for the financial years ended 30 September 2004, 2003 and 2002; and

ii.  complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)  other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 55 to the financial statements.

/s/ KPMG	/s/ Chris Hall
KPMG	Chris Hall
Partner

Melbourne, Australia
4 November 2004

CRITICAL ACCOUNTING POLICIES

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment is reviewed during the audit process by the Group’s external auditors. All material changes to accounting policy are approved by the Audit Committee of the Board.

HISTORICAL CHANGES

There have been no material changes to the Group’s critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a) Economic Loss Provisioning

Description and Significance

Each month the Group recognises an expense for credit losses ‘provision for doubtful debts’ based on the average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle. The provision for doubtful debts is booked to the General Provision which is maintained to cover the losses inherent in the Group’s existing loan portfolio. The method used by the Group for determining the expense charge is referred to as ‘Economic Loss Provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•  the size, composition and risk profile of the current loan portfolio; and

•  the history of credit losses for each loan portfolio.

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

Quantification of Sensitivity

The average charge to profit for ELP was 0.31% of average net lending assets or $632 million (Sep 2003: 0.39% or $614 million; Sep 2002: 0.43% or $610 million excluding the special general provision of $250 million).

As at September 2004, the balance of the General Provision of $1,992 million (Sep 2003: $1,534 million) represents 1.01% (Sep 2003: 1.01%) of risk weighted assets.

b) Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

When a specific debt loss is identified as being probable, its value is transferred from the general provision to the specific provision. Specific provisioning is applied when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from proceeds received from accounts which were written off in prior years are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings. The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $443 million (Sept 2003: $527 million; Sep 2002: $728 million).

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

Deferred acquisition costs – Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

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

Quantification of Sensitivity

Deferred acquisition costs – At 30 September, the Group’s assets included $465 million (Sep 2003: $360 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $218 million (Sep 2003: $178 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets – At 30 September, the Group’s fixed assets included $430 million (Sep 2003: $465 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $129 million (Sep 2003: $83 million) was recognised. Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense is expected to stabilise going forward. Consistent with US accounting rules on software capitalisation, only costs incurred during configuration, coding and installation stages are capitalised. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At 30 September, the Group’s liabilities included $149 million (Sep 2003: $280 million) in relation to income received in advance. This income is largely comprised of two components: (1) fees received for services not yet completed; and (2) profit made on interest rate swaps from a shortening investment term of capital. Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets and liabilities at 30 September were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	145	109	296	322	31	17
Institutional	10	9	43	50	3	7
New Zealand Business	36	15	30	—	13	—
Corporate Australia	2	—	10	14	12	7
Esanda and UDC	250	227	8	21	—	—
Asia Pacific	—	—	1	2	—	—
Group Centre	22	—	42	56	90	249
Total	465	360	430	465	149	280

Deferred acquisition costs analysis

	2004			2003
	Brokerage amortised	Brokerage paid(1)	Balance(2)	Brokerage amortised	Brokerage paid(1)	Balance(2)
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	64	89	145	41	70	109
Esanda & UDC	147	177	250	133	175	227
New Zealand Business	7	11	36	4	8	15
Institutional	n/a	n/a	10	n/a	n/a	9
Other(3)	n/a	n/a	24	n/a	n/a	—
Total	218	277	465	178	253	360

(1)               Brokerage paid includes brokerage trailer commissions that are not capitalised relating to the acquisition of mortgages assets

(2)               Includes capitalised debt raising expenses

(3)               Includes Group Centre and Corporate Australia

d)  Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in ING Australia). The derivative instruments used to hedge the Group’s exposures include:

•  swaps;

•  forward rate agreements;

•  futures;

•  options; and

•  combinations of the above instruments.

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

Income and loss relating to trading derivatives is reported in the statement of financial performance as trading income. The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.  Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

Accounting treatment – Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position.

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•  revenues from and capital invested into foreign operations;

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

e)  Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies or vehicles (SPVs), to enable it to undertake specific types of transactions.

Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients. The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia.  The Group has established certain special purpose companies or vehicles controlled by the Group, which are consolidated into the Group’s financial statements in order to facilitate transactions undertaken for Group purposes.  These special purpose companies or vehicles have been established as part of the Group’s funding activities, for example, the StEPS structure, and as part of lending activities undertaken in the normal course of business, where assets of the vehicles are recorded as part of the Group’s Net Loans and Advances.

The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special Purpose Vehicle (SPV)	Reason for establishment	Key Risks	SPV Assets
			2004	2003
			$m	$m
Securitisation vehicles	Assets are transferred to an SPV which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources. The amount disclosed here is the total assets of SPVs managed or arranged by ANZ. It includes SPVs that purchase assets from sellers other than ANZ.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities.	13,013	9,954

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,993	2,124

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture and ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	32,174	28,655

CRITICAL ACCOUNTING POLICIES

f) Valuation of investment in ING Australia Limited (INGA)

Description and significance

The Group adopts the equity method of accounting for its 49% interest in ING Australia. As of 30 September 2004, the Group’s carrying value is $1,697 million (Sep 2003: $1,648 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date. This involved the Group obtaining an independent valuation for 31 March 2004 reporting purposes to determine current recoverable amount, with a review of whether there are any indicators that the carrying value may be greater than recoverable amount for 30 September 2004 reporting purposes. Where there is the existence of impairment indicators, a further independent valuation is sourced to determine current recoverable amount.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Limited (EY ABC) to provide an independent valuation of INGA for 31 March 2004 assessment purposes. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements. The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital. EY ABC presented an independent valuation range of $3,507 million to $3,793 million, reflecting a range of sales and cost base assumptions. Based on this review, ANZ believed that no change was required to the carrying value of the investment as at 31 March 2004.

A review for 30 September 2004 reporting purposes revealed there were no indicators of impairment and a further independent review was not required. As at 30 September 2004, ANZ believed no change was required to the carrying value of ANZ’s investment in INGA.

g) Valuation of goodwill in ANZ National Bank Ltd

Description and significance

Goodwill arising from the NBNZ acquisition is systematically amortised by way of a charge to the statement of financial performance over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The unamortised balance of goodwill is reviewed at each balance date and is written down to the extent that it is no longer supported by probable future benefits.

The Group engaged Morgan Stanley Dean Witter Australia Limited to provide an independent valuation prior to the amalgamation of NBNZ and ANZ Banking Group New Zealand Ltd (ANZ New Zealand) in June 2004. The valuation ascribed separate values to NBNZ Life Insurance Limited, the structured finance business and the core banking operations of NBNZ. The valuation excluded the value of synergies ANZ expects to extract from the integration of the banking operations of ANZ New Zealand and NBNZ.

The core banking operations were valued using a capitalisation of earnings methodology. Based on the results of this valuation, it is considered that there is no indication of impairment as at 30 September 2004.

RISK MANAGEMENT

ANZ recognises the importance of effective risk management to its business success. Management is committed to achieving strong risk control, resulting in “no surprises” and a distinctive risk management capability that enables ANZ business units to meet their performance, growth and breakout objectives.

ANZ approaches risk management on a holistic basis, managing the various elements of the system as a whole rather than viewing them as independent and unrelated parts. The risk function is independent of the business with clear delegations from the Board and operates within a comprehensive framework comprising:

•  The Board, providing leadership, setting risk appetite/strategy and monitoring progress.

•  A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent team of risk professionals.

•  The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group.

•  Business Unit level accountability, as the “first line of defence”, and for the management of risks in alignment with the Group’s strategy.

•  Independent oversight at Group-level to ensure Business Unit compliance with policies, regulations and laws, and to provide regular risk evaluation and reporting.

ANZ recognises that effective risk management is based upon having an appropriate risk culture embedded in the organisation. In recent years, significant effort has been invested in actively promoting a prudent and responsible culture of risk management.

The various risks inherent in the operations of the Group may be broadly grouped together under the following major categories:

Credit Risk

The Group has an overall lending objective of sound profitable growth. To support this objective, a credit risk management framework exists to provide a structured and disciplined process for managing credit risk.

This framework is top down, being defined firstly by the Group’s Vision and Values and secondly, by Credit Principles and Policies. The effectiveness of the credit risk management framework is validated through compliance and monitoring processes. These, in conjunction with the overall Group portfolio strategy, define and guide the credit process, organisation and staff.

Group Risk Management’s responsibilities for credit risk policy and management are executed through dedicated departments, which support the Group’s wholesale and retail business units. All major Business Unit credit decisions (including those arising from automated decision processes) require dual approval by both business writers and independent risk personnel.

Market Risk

ANZ has a detailed market risk management and control framework, to support trading activities, which incorporates a risk measurement approach to quantify the magnitude of market risk within the trading books. This approach, along with related analysis, identifies the range of possible outcomes that can be expected over a given period of time, and establishes the relative likelihood of those outcomes.

Market risk also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity (balance sheet or non-traded market risk). ANZ has a separate risk management and control framework for balance sheet risks, which is built around a Board-approved policy and limit framework. The framework quantifies the magnitude of risks and controls the potential impact that changes in market interest rates can have on the net interest income (NII) and market value of equity of the Group.

Within overall strategies and policies, control of market risk exposures at Group level is the responsibility of Group Market Risk, who work closely with the three business units: Foreign Exchange and Commodities, Capital Markets, and Group Treasury.

Operational Risk

Group Risk Management is responsible for establishing the Group’s framework and associated Group-level operational risk policies. Business Units are responsible for the identification and day-to-day management of operational risks.

A Risk Drivers and Controls Approach to operational risk measurement is utilised to measure the operational risk profile of Business Units and allocate operational risk economic capital. This approach gives business managers strong and clear incentive to reduce operational risk.

Compliance

ANZ’s policy is to conduct its business in accordance with the laws of the countries in which it operates, relevant regulatory codes of conduct, and standards set by the Group. ANZ promotes a culture of compliance, where compliance is valued and embedded in everyday business. ANZ does not tolerate wilful or knowing breaches of the law, codes of conduct or of its standards and staff are required to observe these responsibilities.

In order to assist the Group identify, manage, monitor and measure its compliance obligations, the Group has a comprehensive regulatory compliance program in place, which is consistent with the Australian Standard on Compliance

Programs (AS 3806).

Group Compliance, a discrete function within Group Risk Management, is responsible for setting, reviewing and monitoring ANZ’s Regulatory Compliance Program. Business Units retain ultimate day-to-day responsibility for compliance management within their areas.

A comprehensive compliance framework has been established to ensure compliance with each of APRA’s Prudential Standards. Each standard is assigned to a specific Senior Executive for accountability and control. For example, dealings between the Company and its subsidiaries and other related entities are specifically governed by Board-approved policies and procedures, which have been designed to ensure compliance with APRA’s Prudential Standard APS222.

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

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments and other official institutions	Banks and other financial institutions	Other commercial and industrial	Total	% of Group assets
	$m	$m	$m	$m
At 30 September 2004
United Kingdom	217	2,400	2,652	5,269	2.0
USA	177	3,157	1,184	4,518	1.7
At 30 September 2003
United Kingdom	205	1,571	2,769	4,545	2.3
USA	94	1,818	1,171	3,083	1.6

2:  CERTIFICATES OF DEPOSIT AND TERM DEPOSIT MATURITIES

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2004.

	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	After 1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	7,702	2	380	4,147	12,231
Term deposits	14,751	1,625	895	314	17,585
	22,453	1,627	1,275	4,461	29,816
Overseas
Certificates of deposit	3,623	469	605	127	4,824
Term deposits	19,367	2,684	1,480	792	24,323
	22,990	3,153	2,085	919	29,147
Total	45,443	4,780	3,360	5,380	58,963

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

	2004 over 2003 Change due to			2003 over 2002 Change due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	7	1	8	(10)	5	(5)
New Zealand	106	8	114	1	(4)	(3)
Overseas markets	6	(11)	(5)	(9)	(12)	(21)
Investments in public securities
Australia	42	46	88	47	(5)	42
New Zealand	68	9	77	17	1	18
Overseas markets	43	(26)	17	15	(19)	(4)
Loans, advances and bills discounted
Australia	1,320	310	1,630	949	41	990
New Zealand	2,146	(82)	2,064	176	98	274
Overseas markets	(102)	20	(82)	(84)	(40)	(124)
Other assets
Australia	(6)	28	22	2	86	88
New Zealand	13	(23)	(10)	—	(37)	(37)
Overseas markets	(75)	62	(13)	14	(53)	(39)
Intragroup assets
Overseas markets	17	8	25	7	(18)	(11)
Change in interest income	3,585	350	3,935	1,125	43	1,168
Intragroup elimination	(17)	(8)	(25)	(7)	18	11
	3,568	342	3,910	1,118	61	1,179
Interest bearing liabilities
Time deposits
Australia	282	142	424	205	23	228
New Zealand	557	11	568	94	20	114
Overseas markets	(45)	5	(40)	(10)	(71)	(81)
Savings deposits
Australia	26	47	73	23	11	34
New Zealand	97	36	133	4	(1)	3
Overseas markets	—	—	—	(1)	(3)	(4)
Other demand deposits
Australia	115	104	219	117	54	171
New Zealand	174	(16)	158	9	11	20
Overseas markets	—	—	—	(1)	(1)	(2)
Due to other financial institutions
Australia	28	8	36	1	(1)	—
New Zealand	44	9	53	4	2	6
Overseas markets	(53)	19	(34)	(21)	(48)	(69)
Commercial paper
Australia	31	25	56	64	10	74
New Zealand	383	—	383	—	—	—
Overseas markets	20	(4)	16	18	(33)	(15)
Borrowing corporations’ debt
Australia	24	10	34	27	(6)	21
New Zealand	6	(4)	2	21	(1)	20
Loan capital, bonds and notes
Australia	522	42	564	210	45	255
New Zealand	90	(6)	84	6	1	7
Overseas markets	(1)	—	(1)	(8)	(3)	(11)
Other liabilities
Australia	187	64	251	135	(10)	125
New Zealand	(78)	64	(14)	(19)	18	(1)
Overseas markets	18	(24)	(6)	(3)	(7)	(10)
Intragroup liabilities
Australia	(30)	(123)	(153)	20	(14)	6
New Zealand	141	37	178	(27)	10	(17)
Change in interest expense	2,538	446	2,984	868	6	874
Intragroup elimination	(17)	(8)	(25)	(7)	18	11
	2,521	438	2,959	861	24	885
Change in net interest income	1,047	(96)	951	257	37	294

4:  CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2004		2003		2002
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	4,592	26	3,829	71	3,436	16
Business service	3,346	4	2,632	4	2,120	5
Entertainment, leisure and tourism	3,660	7	2,632	23	2,465	28
Financial, investment and insurance	3,548	5	4,966	5	4,603	13
Government and official institutions	126	—	51	—	67	—
Lease finance	2,667	1	2,613	2	2,503	2
Manufacturing	4,734	26	5,366	5	4,303	7
Personal(2)	19,492	24	15,648	23	14,893	27
Real estate – construction	2,368	3	1,767	4	1,152	5
Real estate – mortgage(3)	81,771	8	69,660	11	57,049	32
Retail and wholesale trade	7,626	21	6,821	54	5,957	15
Other	6,550	84	5,335	65	3,990	61
	140,480	209	121,320	267	102,538	211
Overseas
Agriculture, forestry, fishing and mining	10,551	43	2,756	12	2,526	3
Business service	931	4	323	1	435	1
Entertainment, leisure and tourism	968	3	534	5	586	4
Financial, investment and insurance	3,288	9	1,516	5	1,561	21
Government and official institutions	461	—	274	—	212	—
Lease finance	604	3	609	—	844	1
Manufacturing	4,682	21	3,654	17	4,701	34
Personal(2)	2,594	4	1,771	19	1,848	7
Real estate – construction	721	9	472	1	551	1
Real estate – mortgage(3)	35,303	6	12,759	4	11,956	5
Retail and wholesale trade	2,233	9	1,741	9	1,648	15
Other	5,998	64	5,058	144	5,943	282
	68,334	175	31,467	217	32,811	374
Total portfolio	208,814	384	152,787	484	135,349	585

(1)          Loans and advances exclude acceptances

(2)          Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)          Real estate mortgages include residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

137

	2001		2000
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	3,500	104	4,157	34
Business service	2,044	7	2,206	6
Entertainment, leisure and tourism	2,293	27	2,062	4
Financial, investment and insurance	4,311	3	5,532	1
Government and official institutions	122	—	103	—
Lease finance	2,524	5	2,821	8
Manufacturing	4,034	11	4,236	19
Personal(2)	13,435	36	12,728	131
Real estate – construction	1,198	11	1,376	7
Real estate – mortgage(3)	49,127	13	43,912	9
Retail and wholesale trade	6,017	16	5,691	24
Other	3,850	70	4,196	17
	92,455	303	89,020	260
Overseas
Agriculture, forestry, fishing and mining	2,686	8	2,429	12
Business service	214	1	274	1
Entertainment, leisure and tourism	361	1	505	6
Financial, investment and insurance	2,276	26	1,952	128
Government and official institutions	372	27	627	25
Lease finance	936	4	504	—
Manufacturing	5,153	30	4,781	118
Personal(2)	1,804	18	1,876	16
Real estate – construction	921	9	820	36
Real estate – mortgage(3)	11,638	12	10,628	16
Retail and wholesale trade	2,021	18	1,950	35
Other	5,853	43	4,266	56
	34,235	197	30,612	449
Total portfolio	126,690	500	119,632	709

(1)          Loans and advances exclude acceptances

(2)          Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)          Real estate mortgages include residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

5: DOUBTFUL DEBTS – INDUSTRY ANALYSIS

	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Balance at start of year	2,018	2,081	1,886	2,082	2,302
Adjustment for exchange rate fluctuations	51	(98)	(28)	32	37
Acquisition of provisions	273	—	—	—	—
Bad debts written off (refer (i) below)	(680)	(640)	(697)	(834)	(539)
Charge to statement of financial performance	632	614	860	531	502
Recoveries (refer (ii) below)	82	61	60	75	46
Other(1)	—	—	—	—	(266)
Total provisions for doubtful debts	2,376	2,018	2,081	1,886	2,082

i) Total write-offs by industry

Australia

Agriculture, forestry, fishing and mining	(86)	(4)	(72)	(14)	(12)
Business service	(4)	(11)	(8)	(6)	(5)
Entertainment, leisure and tourism	(5)	(3)	(4)	(5)	(10)
Financial, investment and insurance	—	(9)	(8)	(7)	(3)
Lease finance	(2)	(22)	(7)	(11)	(9)
Manufacturing	(15)	(10)	(17)	(22)	(11)
Personal(2)	(203)	(177)	(237)	(292)	(133)
Real estate – construction	(2)	(10)	(12)	(13)	(5)
Real estate – mortgage(3)	(8)	(11)	(19)	(13)	(51)
Retail and wholesale trade	(38)	(42)	(47)	(97)	(28)
Other	(105)	(15)	(37)	(28)	(8)
Overseas
Other	(212)	(326)	(229)	(326)	(264)
Total write-offs	(680)	(640)	(697)	(834)	(539)

ii) Total recoveries by industry

Australia

Agriculture, forestry, fishing and mining	—	2	3	5	4
Business service	1	1	1	1	—
Entertainment, leisure and tourism	—	1	2	1	1
Financial, investment and insurance	1	1	—	2	4
Lease finance	2	2	2	1	2
Manufacturing	—	6	3	2	5
Personal(2)	46	24	27	30	9
Real estate – construction	3	3	2	1	1
Real estate – mortgage(3)	1	1	4	3	4
Retail and wholesale trade	2	3	3	2	2
Other	2	—	1	1	2
Overseas
Other	24	17	12	26	12
Total recoveries	82	61	60	75	46

Net write-offs	(598)	(579)	(637)	(759)	(493)
Ratio of net write-offs to average loans and acceptances	0.3%	0.4%	0.4%	0.5%	0.4%

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

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2004	2003	2002
	$m	$m	$m
Balance at end of year

Commercial paper – ANZ (Delaware) Inc.	7,068	6,981	1,654
Commercial paper – other	11,712	5,458	3,963
Unsecured notes	—	—	12

Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	1.68%	1.07%	1.85%
Commercial paper – other	5.41%	4.76%	4.92%
Unsecured notes	—	—	6.22%

Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	7,068	6,988	5,541
Commercial paper – other	18,387	7,407	5,647
Unsecured notes	—	7	29

Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	6,485	4,740	3,641
Commercial paper – other	12,588	5,216	3,888
Unsecured notes	—	7	14

Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	1.14%	1.22%	2.00%
Commercial paper – other	5.49%	4.83%	4.57%
Unsecured notes	—	5.85%	5.54%

GLOSSARY

Asia Pacific provides primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions included in the geographic results for Asia Pacific which are included in Institutional results.

Corporate Australia incorporates Corporate Banking Australia, Business Banking and Small Business Banking in Australia.

•  Small Business Banking in Australia provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

•  Business Banking in Australia provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

•  Corporate Banking Australia manages customer relationships and develops financial solutions for medium-sized businesses, with a turnover of $10 million to $150 million.

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

Esanda and UDC comprises Esanda Finance Corporation Limited and UDC Finance Corporation Limited. They provide vehicle and equipment finance and rentalservices, operating in Australia as Esanda and Esanda FleetPartners, and in New Zealand as UDC and Esanda FleetPartners.

Group Centre provides support to the other segments in the areas of People Capital, Risk Management, Finance, Operations, Technology, Strategy, Administration and Treasury.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fee (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

ING Australia (INGA), the joint venture between the Group and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to the Group’s distribution and the open market.

Institutional is a segment encompassing businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers.

•  Institutional Banking - Manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $150 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

•  Trade and Transaction Services - Provides cash management, trade finance, international payments, clearing and custodian services principally to corporate and institutional customers.

•  Markets - Provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services, globally.

•  Corporate and Structured Financing - Provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s corporate, institutional, and small business customers.

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

New Zealand Business comprises the ANZ businesses of NZ Banking, Mortgages and Consumer Finance, and all of the businesses of National Bank of New Zealand (NBNZ) which was acquired on 1 December 2003.

The ANZ businesses of Institutional and UDC that operate in New Zealand through global lines are excluded from New Zealand Business, although these activities are included in the equivalent NBNZ businesses.

Accordingly, New Zealand Business provides full service banking operations in the personal, corporate, business and rural sectors in New Zealand. The wealth management sector is serviced by Private Banking, ING New Zealand, and the NBNZ funds management business. Life insurance and fire and general insurance services are also provided through NBNZ.

Operating expenses exclude the charge for doubtful debts.

Operations, Technology and Shared Services comprises the Group’s core support units responsible for operating the Group’s global technology platforms, development and maintenance of business applications, information security, the Group’s payments back-office processing, and the provision of other essential shared services to the Group, including property, human resources operations, procurement and outsourcing.

Overseas includes the results of all operations outside Australia, except if New Zealand is separately shown.

Overseas markets includes the results of operations in the UK, Europe, Asia, Pacific and the Americas. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal comprises Personal Banking Distribution (including Rural Banking and Private Banking), Banking Products, Mortgages and Cards and Merchant Services.

•                  Personal Banking Distribution - provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•                  Banking Products - manufactures deposit, transaction accounts and margin lending products.

•                  Mortgages - provides mortgage finance secured by residential real estate.

•                  Cards and Merchant Services - provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

Service transfer pricing is used to allocate services that are provided by central areas to each of its business units. The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the cost of the services it uses. Transfer pricing arrangements are reviewed periodically. The basis of pricing for internal services varies from cost recovery, to market equivalent. Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability. NBNZ has not yet adopted full transfer pricing.

The Statement of Financial Performance of each business unit includes net inter business unit fees and net inter business unit expenses. This treatment is consistent with the Group’s strategy of managing along specialist business lines. Net inter business unit fees includes intra-group receipts or payments for sales commissions. A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales.  Both the payment and receipt are shown as net inter business unit fees. Net inter business unit expenses consist of the charges made to business units for the provision of support services. Examples of services provided include technology and payments, risk management, finance and human resources management. Both payments by business units and receipts by services providers are shown as net inter business unit expenses.

The results of the segments may include business units and a support unit. The services provided by the support unit are allocated to the business units. As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the Statement of Financial Performance of the segment.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Treasury is the banker to all ANZ businesses charged with providing cashflow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Unproductive facilities comprise certain facilities (such as standby letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is defined as non-accrual.

ALPHABETICAL INDEX

Accounting Policies
Associates
Auditors’ Report
Average Balance Sheet and Related Interest
Bonds and Notes
Capital Adequacy
Certificates of Deposit and Term Deposit Maturities
Commitments
Concentrations of Credit Risk
Contingent Liabilities, Contingent Asset and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customers’ Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors’ Declaration
Directors and Specified Executives - Related Party Transactions
Directors of Controlled Entities of the Company - Related Party Transactions
Dividends
Doubtful Debts – Industry Analysis
Due from Other Financial Institutions
Due to Other Financial Institutions
Earnings Per Ordinary Share
Employee Share and Option Plans
Equity Instruments Issue to Employees
Events Since the End of the Financial Year
Exchange Rates
Expenses
Fiduciary Activities
Glossary
Goodwill
Impaired Assets
Income
Income Tax Expense
Income Tax Liabilities
Interest Sensitivity Gap
Interest Spreads and Net Interest Average Margins
Interests in Joint Venture Entities
International Financial Reporting Standards
Investment Securities
Life Insurance
Liquid Assets
Loan Capital
Market Risk
Net Fair Value of Financial Instruments
Net Loans and Advances
Notes to the Statements of Cash Flows
Other Assets
Outside Equity Interests
Payables and Other Liabilities
Premises and Equipment
Provisions
Provisions for Doubtful Debts
Regulatory Deposits
Remuneration of Auditors
Remuneration Report
Risk Management
Securitisation
Segment Analysis
Share Capital
Shares in Controlled Entities, Associates and Joint Venture Entities
Short Term Borrowings
Statements of Cash Flows
Statements of Change in Shareholders’ Equity
Statements of Financial Performance
Statements of Financial Position
Superannuation Commitments
Trading Securities
Transactions with Associates and Joint Venture Entities - Related Party Disclosures
US GAAP Reconciliation
Volume and Rate Analysis

