Form 20-F
period 2005-09-30
AUSTRALIA & NEW ZEALAND BANKING GROUP LTD
filed 2005-12-23
CIK 859994

2005

US Form 20-F

Annual Report

Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

United States Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

(Mark One)

☐ Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2005

☐   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the transition period from        to

☐ Shell Company Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission file number 0-18262

Australia and New Zealand Banking Group Limited

(Exact name of registrant as specified in its charter)

Victoria, Australia

(Jurisdiction of incorporation or organization)

100 Queen Street, Melbourne, VICTORIA, 3000, AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares

American Depositary Shares
each representing five ordinary shares	New York Stock Exchange

American Depositary Receipts
each representing four Preference shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

US$1,000 Preference Shares	1,100,000	fully paid

Ordinary Shares	1,826,449,480	fully paid

$100 Preference Shares	10,000,000	fully paid

€1,000 Preference Shares	500,000	fully paid

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

Item 17  ☐             Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐       No  ☒

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 and subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐       No  ☐

(1) Not for trading but only in connection with the listing of American Depository Receipts

Table of Contents

Form 20-F Registration Statement

Forward Looking Statements

Part I

Item 1:	Identity of Directors, Senior Management and Advisers

Item 2:	Offer Statistics and Expected Timetable

Part II

Item 3:	Key Information
Selected Financial Data
Risk Factors
Currency of Presentation, Exchange Rates and Certain Definitions

Item 4:	Information on the Company
Our Strategic Direction
Recent Developments
Assets and Gross Revenue by Line of Business
Assets and Gross Revenue by Region
Supervision and Regulation
Competition

Item 5:	Operating and Financial Review and Prospects
Changes in Accounting Policy
Operating Results
Analysis of Significant Items
Net Profit and Loss
Analysis of Major Income and Expense Items
Results by Line of Business
Results by Region
Balance Sheet
Supplementary Financial Information
Accounting Developments
Critical Accounting Policies
Risk Management

Item 6:	Directors, Senior Management/Executives and Employees
Directors
Senior Management and Executives
Remuneration Report
Corporate Governance
Employees

Item 7:	Major Shareholders and Related Party Transactions
Major Shareholders
Change in Control
Related Party Transactions

Item 8:	Financial Information
Legal Proceedings
Dividend Distribution Policy

Item 9:	The Offer and Listing
American Depositary Receipts
Capital Securities
Preference Shares

Item 10:	Additional Information
Exchange Controls and Limitations Affecting Security Holders
Australian Taxation
Constitution
Share rights – ordinary shares
Share rights – American depositary shares (“ADSs”)
Convening of and admission to general meetings

Limitations on ownership and changes in control
Constitution provisions governing disclosure of shareholdings
Documents on Display

Item 11:	Quantitative and Qualitative Disclosures about Market Risk
Risk Management
Traded Market Risk
Non-Traded Risk Management (Balance Sheet Risk)

Item 12:	Description of Securities other than Equity Securities

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Item 14:	Material Modifications to the Rights of Security Holders and use of Proceeds

Item 15:	Controls and Procedures

Item 16A:	Audit Committee Financial Expert

Item 16B:	Code of Ethics

Item 16C:	Fees Paid to Accountants and Pre-approved Policies and Procedures

Item 16D:	Exemptions from the Listing Standards for Audit Committees

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Item 17:	Financial Statements	Not applicable as Item 18 complied with

Item 18:	Financial Statements	Attachment 1

Item 19:	Exhibits
	Constitution	Exhibit 1
	Director and Executive Employment Contracts	Exhibit 4
	Subsidiaries	Exhibit 8
	302 Certifications	Exhibit 12
	906 Certifications	Exhibit 13
Signatures

OPERATING AND FINANCIAL REVIEW

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

For example, the economic and financial forecasts contained in this Annual Report will be affected by movements in exchange rates and interest rates, which may vary significantly from current levels, as well as by general economic conditions in each of ANZ’s major markets. Such variations may materially impact ANZ’s financial condition and results of operations. The implementation of control systems and programs will be dependent on such factors as ANZ’s ability to acquire or develop necessary technology and its ability to attract and retain qualified personnel. The plans, strategies and objectives of management will be subject to, among other things, government regulation, which may change at any time and over which ANZ has no control. In addition, ANZ will continue to be affected by general economic conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in this Annual Report. See “Risk Factors” on page 5.

Item 1: Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3:    Key Information

Selected Financial Data

The summary consolidated balance sheet as of September 30, 2005 and 2004 and income statement data for the fiscal years ended September 30, 2005, 2004 and 2003 have been derived from the Group’s 2005 audited financial statements (the “Financial Report”).  The Financial Report has been audited by our independent auditors.  The balance sheet data as of September 30, 2003, 2002 and 2001 and income statement data for the fiscal years ended September 30, 2002 and 2001 have been derived from our audited consolidated financial statements for the fiscal years ended September 30, 2002 and 2001, which are not included in this document.

The financial statements referred to above have been prepared in accordance with Australian GAAP, which varies in certain significant respects from US GAAP.  See Note 57 to the Financial Report for a discussion of the significant differences between Australian GAAP and US GAAP as they apply to us.

Amounts reported in US dollars have been translated at the September 30, 2005 Noon Buying Rate in New York City, which was US$0.7643 = A$1.00.

Years ended September 30	2005	2005	2004	2003	2002	2001
	USD M	$M	$M	$M	$M	$M
Summary of Consolidated Statement of Income (1)
Australian GAAP
Interest income	13,319	17,427	14,117	10,215	9,037	10,251
Interest expense	(8,888)	(11,629)	(8,863)	(5,904)	(5,019)	(6,418)
Net interest income	4,431	5,798	5,254	4,311	4,018	3,833
Profit from disposal of investments	—	—	—	—	174	—
Other operating income	2,715	3,552	3,391	2,808	2,796	2,573
Operating income	7,146	9,350	8,645	7,119	6,988	6,406
Operating expenses	(3,451)	(4,515)	(4,026)	(3,228)	(2,905)	(3,092)
Profit before allowance for loan losses and income tax	3,695	4,835	4,619	3,891	4,083	3,314
Allowance for loan loss charge (2)	(443)	(580)	(632)	(614)	(860)	(531)
Profit before income tax	3,252	4,255	3,987	3,277	3,223	2,783
Income tax expense	(943)	(1,234)	(1,168)	(926)	(898)	(911)
Profit after income tax	2,309	3,021	2,819	2,351	2,325	1,872
Net profit attributable to outside equity interests	(2)	(3)	(4)	(3)	(3)	(2)
Net profit attributable to shareholders of the Company	2,307	3,018	2,815	2,348	2,322	1,870
Total adjustments attributable to shareholders of the company recognized directly into equity	(339)	(443)	233	(356)	(98)	197
Total changes in equity other than those resulting from transactions with shareholders as owners	1,968	2,575	3,048	1,992	2,224	2,067
Non-interest income as a% of operating income (3)	38%	38%	39%	39%	43%	40%
Dividends paid / provided (4)	1,435	1,877	1,598	641	1,252	1,062
Per fully paid ordinary share:
Operating profit after income tax (cents) (5)	123	161	153	142	141	113
Diluted net income per share (cents)	121	158	150	142	140	112
Dividends	$0.84	$1.10	$1.01	$0.95	$0.85	$0.73
Dividends		USD0.84	USD0.73	USD0.65	USD0.46	USD0.36
Dividends per ADR		USD4.20	USD3.66	USD3.23	USD2.31	USD1.81
Adjusted in accordance with US GAAP (6):
Net interest income	4,293	5,617	5,101	4,263	4,001	4,128
Allowance for loan losses (2)	(242)	(316)	(632)	(614)	(860)	(531)
Operating profit before taxes	3,385	4,429	3,916	3,294	2,993	2,700
Operating profit after income tax	2,425	3,173	2,788	2,380	2,097	1,796
Operating profit after income tax (cents) (5)	133	174	155	144	127	108
Continuing Operations (Australian GAAP)(7):
Total income from operations	16,034	20,979	17,508	13,023	12,007	12,824
Less: Impact of discontinuing operations	—	—	—	—	—	31
Total income from continuing operations	16,034	20,979	17,508	13,023	12,007	12,855
Total operating profit after income tax	2,307	3,018	2,815	2,348	2,322	1,870
Less: Impact of discontinuing operations	—	—	—	—	—	12
Operating profit after income tax from continuing operations	2,307	3,018	2,815	2,348	2,322	1,882
Operating profit after income tax per fully paid ordinary share (cents) (5)	123	161	153	142	141	113

(1)   In millions, except per share amount, per ADR amount and ratios.

(2)   The allowance for loan loss charge represents the economic loss provision charge (refer page 44).  The 2005 charge includes an adjustment to the estimate of the general provision for US GAAP purposes.  Refer Note 57 of the Financial Report.

(3)   Operating income is the sum of net interest income and non-interest income.

(4)   Excludes preference share dividends and dividends taken under the bonus option plan.  The final dividend for 2005 of $1,077 million (2004: $983 million) has not been provided for at September 30, due to a change in Australian Accounting Standards on recognition of dividends effective from 2003.

(5)   Amounts are based on weighted average number of ordinary shares outstanding, 2005: 1,823.7 million, 2004: 1,774.1 million, 2003: 1,577.8 million, 2002: 1,559.8 million, 2001: 1,554.8 million.  Weighted average number of ordinary shares outstanding has been adjusted for rights issue.  Operating profit after income tax excludes preference share dividends of 2005: $84 million, 2004: $98 million, 2003: $102 million, 2002: $117 million, 2001: $119 million.

(6)   As detailed in Note 57 to the Financial Report, during 2005 the Group undertook a review of its US GAAP reporting which identified several interpretational differences in ANZ’s application of US GAAP.  These differences, which impact the current and prior years, have been adjusted for in 2005 as they are not material.

(7)   Operations that will continue to contribute to the results of the ANZ group in future periods.  Operations exclude, 2005, 2004, 2003, 2002: Nil, 2001: sale of residual assets from Grindlays.

Years ended September 30	2005	2005	2004	2003	2002	2001
	USD M	$ M	$ M	$ M	$ M	$ M
Summary of Consolidated Balance Sheets
Australian GAAP
Shareholders’ equity (1)	14,874	19,461	17,907	13,770	11,448	10,538
Subordinated debt	6,983	9,137	8,475	5,630	3,445	3,831
Bonds and notes	29,863	39,073	27,602	16,572	14,708	15,340
Deposits and other borrowings	141,925	185,693	168,557	124,494	113,297	104,874
Gross loans, advances and acceptances (net of unearned income) (2)	188,661	246,841	219,804	164,661	147,937	139,867
Specific allowance for loan losses	(209)	(273)	(384)	(484)	(585)	(500)
General allowance for loan losses	(1,656)	(2,167)	(1,992)	(1,534)	(1,496)	(1,386)
Net loans, advances and acceptances	186,796	244,401	217,428	162,643	145,856	137,981
Total assets	224,081	293,185	259,345	195,591	183,105	185,493
Net assets	14,895	19,488	17,925	13,787	11,465	10,551
Risk weighted assets	167,820	219,573	196,664	152,164	141,390	139,129
Adjusted in accordance with US GAAP (3)
Shareholders’ equity	13,666	17,880	16,917	12,820	12,139	11,207
Total assets	226,540	296,402	262,024	195,230	183,035	185,573
Summary of Consolidated Ratios
Australian GAAP
Operating profit after income tax (4) as a percentage of:
Average total assets		1.1%	1.2%	1.2%	1.3%	1.1%
Average shareholders’ equity (1)		17.3%	18.1%	20.6%	23.2%	20.2%
Dividends (5) to ordinary shareholders as a percentage of operating profit after income tax		68.4%	67.5%	64.2%	57.8%	62.0%
Average shareholders’ equity as a percentage of average total assets (6)		6.1%	6.2%	5.7%	5.3%	5.0%
Capital Adequacy ratios:
Tier 1		6.9%	6.9%	7.7%	7.9%	7.5%
Tier 2		3.9%	4.0%	4.0%	2.8%	3.2%
Deductions (7)		(0.3)%	(0.5)%	(0.6)%	(1.2)%	(0.4)%
Total		10.5%	10.4%	11.1%	9.5%	10.3%
Number of shares on issue (million)		1,826	1,818	1,522	1,504	1,488
Adjusted in accordance with US GAAP (3)
Operating profit after income tax as a percentage of Average total assets		1.1%	1.1%	1.2%	1.2%	1.0%
Operating profit (1) after income tax as a percentage of: Average shareholders’ equity (1)		18.2%	17.9%	20.8%	20.9%	18.2%
Dividends (8) to ordinary shareholders as a percentage of operating income after income tax (8)		63.3%	66.6%	63.3%	64.4%	64.8%
Average shareholders’ equity (1,6) as a percentage of average total assets		6.1%	6.2%	5.6%	5.3%	6.0%

(1)   Excludes outside equity interest.

(2)   Our balance sheet shows loans and advances net of the specific and general allowances. For ease of presentation the gross amount is shown here.

(3)   As detailed in Note 57 to the Financial Report, during 2005 the Group undertook a review of its US GAAP reporting which identified several interpretational differences in ANZ’s application of US GAAP.  These differences, which impact the current and prior years, have been adjusted for in 2005 as they are not material.

(4)   Includes significant items detailed on page 29.

(5)   Includes proposed final dividend of $1,077 million for the fiscal year ended September 30, 2005 but not provided at September 30, 2005 following a change in Accounting Standards on recognition of dividends effective from 2003 (2004: $983 million) and excludes dividends taken under the bonus option plan.

(6)   Excludes preference shares.

(7)   Deductions represent our investment in life insurance, funds management, securitization activities and other banks of $784 million (2004: $1,019 million, 2003: $920 million, 2002: $1,703 million, 2001: $604 million).  Commencing October 1, 2003 the intangible components of investments is deducted from Tier 1 capital rather than from total capital.

(8)   Includes proposed final dividend of $1,077 million for the fiscal year ended September 30, 2005 but not provided at September 30, 2005 following a change in Accounting Standards on recognition of dividends from 2003. Adjusted for preference share dividends.

Years ended September 30	2005	2005	2004	2003	2002	2001
	USD M	$ M	$ M	$ M	$ M	$ M
Summary of credit quality data
Gross non-accrual loans (1)
Subject to specific allowance for loan losses	391	511	714	913	1,072	940
Without specific allowance for loan losses	100	131	115	94	131	320
Total non-accrual loans	491	642	829	1,007	1,203	1,260
Allowance for loan losses
Specific allowance (loans)	196	256	378	482	575	490
Specific allowance (off balance sheet commitments)	13	17	6	2	10	10
General allowance	1,656	2,167	1,992	1,534	1,496	1,386
Total allowance	1,865	2,440	2,376	2,018	2,081	1,886
Gross loans, advances and acceptances (2)
Gross loans and advances (2) (3)	178,382	233,392	207,338	151,483	134,141	125,543
Acceptances	10,279	13,449	12,466	13,178	13,796	14,324
Total gross loans, advances and acceptances	188,661	246,841	219,804	164,661	147,937	139,867
Gross non-accrual loans as a percentage of gross loans and advances		0.3%	0.4%	0.7%	0.9%	1.0%
Gross non-accrual loans as a percentage of gross loans, advances and acceptances		0.3%	0.4%	0.6%	0.8%	0.9%
Specific allowance for loan losses as a percentage of gross non-accrual loans (1):
Subject to allowance		50.1%	52.9%	52.8%	53.6%	52.1%
Total non-accrual loans		39.9%	45.6%	47.9%	47.8%	38.9%
Total allowance for loan losses as a percentage of:
Gross loans and advances (2)		1.0%	1.1%	1.3%	1.6%	1.5%
Gross loans, advances and acceptances (2)		1.0%	1.1%	1.2%	1.4%	1.3%
Risk weighted assets		1.1%	1.2%	1.3%	1.5%	1.4%

(1)   Excludes off-balance sheet commitments that have been classified as unproductive of $26 million (2004: $23 million, 2003: $37 million, 2002: $44 million, 2001: $31 million) net of an allowance of $17 million (2004: $6 million, 2003: $2 million, 2002: $10 million, 2001: $10 million) and restructured loans $28 million (2004: $32 million, 2003: $nil, 2002: $1 million, 2001: $1 million).

(2)   Net of unearned income.

(3)   The consolidated balance sheet shows loans and advances net of the specific and general allowances. For ease of presentation the gross amount is shown here.

Risk Factors

Changes in general business and economic conditions may adversely impact ANZ’s results

The majority of ANZ’s business is conducted in Australia and New Zealand, so its performance is influenced by the level and cyclical nature of business activity in these countries, which, in turn are affected by both domestic and international economic and political events.

These events and conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, relative changes in foreign exchange rates and the strength of the Australian and New Zealand economies. For example, a general economic downturn, a correction in the housing market, a decrease in immigration, an increase in unemployment, a significant increase in oil prices or other events that negatively impact household and/or corporate incomes could decrease the demand for ANZ’s loan and non-loan products and services and increase the number of customers who fail to pay interest or repay principal on their loans. Australian and New Zealand economic conditions may also be affected by geo-political instability, including, among other factors, actual or potential conflict and terrorism. ANZ’s future performance may also be affected by the economic conditions of other regions in which operations are conducted.

Changes in fiscal and monetary policies may adversely impact ANZ’s results

The Reserve Bank of Australia (“RBA”) and the Reserve Bank of New Zealand (“RBNZ”) regulate the supply of money and credit in Australia and New Zealand (respectively). Their policies determine the cost of funds to ANZ for lending and investing and the return that the Group will earn on those loans and investments. Both of these impact ANZ’s net interest margin and can materially affect the value of financial instruments held by ANZ, such as debt securities. The policies of the RBA and the RBNZ can also affect ANZ’s borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in RBA and RBNZ policies are not easy to predict or anticipate.

Regulatory changes may adversely impact ANZ’s results

The Group includes regulated entities that are deposit-taking institutions, which are regulated in Australia, New Zealand and in the other countries in which ANZ operates. This regulation varies from country to country but generally is designed to protect depositors and the banking system as a whole, not holders of ANZ’s securities.

The Australian Government and its agencies, including the Australian Prudential Regulation Authority (“APRA”) the RBA, and other financial industry regulatory bodies have supervisory oversight of ANZ.  Our failure to comply with the laws, regulations or policies could result in sanctions by these regulatory agencies and cause damage to ANZ’s reputation. The New Zealand Government and its agencies, including the RBNZ, have supervisory oversight of ANZ’s New Zealand business.  The RBNZ approved the acquisition of The National Bank of New Zealand (“NBNZ”) in December 2003, subject to various ongoing regulatory and consent requirements.   To the extent that these regulatory and consent requirements limit our operations or flexibility, they could adversely affect our profitability and prospectus.

In addition, these regulatory agencies frequently review banking laws, regulations and policies for possible changes. Changes to laws, regulations or policies, including changes in interpretation or implementation of laws, regulations or policies, could affect ANZ substantially. These may include changing required levels of bank liquidity and capital adequacy, limiting the types of financial services and products that can be offered and/or increasing the ability of non-banks to offer competing financial services and products, as well as changes to prudential regulatory requirements.

Competition may adversely impact ANZ’s results, especially in Australia and New Zealand

The financial services sector in which ANZ operates is highly competitive and could become even more so, particularly in those segments that are considered to provide higher growth prospects. Factors contributing to this include industry deregulation, mergers, changes in customers’ needs and preferences, entry of new participants, development of new distribution and service methods and increased diversification of products by competitors. For example, mergers between banks and other types of financial services companies create entities which can offer virtually any type of banking or financial service. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic payment systems, mortgages and credit cards. In addition, banks in different jurisdictions are subject to different levels of regulation and some may have lower cost structures.

The effect of competitive market conditions may have a material adverse effect on ANZ’s financial performance and position, especially in Australia and New Zealand.

Application of and changes to accounting policies may adversely impact ANZ’s results

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

In some cases, management must select an accounting policy or method from two or more alternatives, any of which might comply with generally accepted accounting principles and be reasonable under the circumstances yet might result in us reporting materially different outcomes than would have been reported under another alternative.

For reporting periods commencing October 1, 2005, the Group is required to prepare financial statements using Australian Equivalents to International Financial Reporting Standards (AIFRS), issued by the Australian Accounting Standards Board.

On 1 October 2005, the Group commenced application of AIFRS, covering all financial systems and records.  The Group will report for the first time in compliance with AIFRS when the results for the half year ending 31 March 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with AIFRS as at 1 October 2004.  Most accounting policy adjustments to retrospectively apply AIFRS will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005.  The standards are AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, and AASB 4: ‘Insurance Contracts’.

The impact of transition to AIFRS are outlined in Note 55 of the Financial Report.

ANZ is subject to credit risk, which may adversely impact the Group’s results

As a financial institution, ANZ is exposed to the risks associated with extending credit to other parties. Less favorable business or economic conditions, whether generally or in a specific industry sector or geography, could cause customers or counterparties to experience adverse financial consequences, thereby exposing the Bank to the increased risk that those customers or counterparties will fail to honor the terms of their loans or agreements.  In addition, in assessing whether to extend credit or enter into other transactions with customers and counterparties, ANZ relies on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. ANZ also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. The Group’s financial condition and results of operations could be negatively impacted to the extent that it relies on information or financial statements that are inaccurate or materially misleading.

As a result of the potential for loss arising from the failure of customers or counterparties to meet their contractual obligations, ANZ holds provisions to cover loan losses. The amount of these provisions is determined by assessing, based on current information, the extent of impairment inherent within the current lending portfolio.  However, if the information upon which the assessment of risk proves to be inaccurate, the provisions made for loan loss may be inappropriate, which could have a material effect on the Group’s results and operations.  Following ANZ’s transition to AIFRS, a change in methodology in calculating the allowance for loan losses has arisen.  Refer to Note 55 of the Financial Report for discussion and the impacts of this change.

ANZ is subject to operational risk, which may adversely impact the Group’s results

Operational risk relates to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events, which impact ANZ’s operating business. Operational risk includes the risks arising from process error, fraud, systems failure, failure of security and physical protection systems, customer services, staff skills and performance and product development and maintenance. ANZ is highly dependent on information systems and technology and there is a risk that these might fail. From time to time, ANZ will undertake major projects and there are operating risks in the design and implementation of these projects. Further, ANZ’s exposure to potential systemic events or failings in the international financial services sector may also be a source of operational risk.

ANZ is subject to market risk (including foreign exchange risk) and liquidity risk, which may adversely impact the Group’s results

Market risk relates to the risk of loss arising from changes in interest rates, foreign exchange rates, prices of commodities, debt securities and other financial contracts including derivatives. Losses arising from these risks may have a material adverse effect on ANZ. ANZ is also exposed to liquidity risk, which is the risk that ANZ has insufficient funds and are unable to meet its payment obligations as they fall due, including obligations to repay deposits and maturing wholesale debt.

Litigation and contingent liabilities may adversely impact our results

ANZ may from time to time be subject to material litigation and other contingent liabilities, which, if they crystallize, may adversely impact our results. Details regarding ANZ’s contingent liabilities are contained in note 47 of the 2005 Financial Report.  For example (these are illustrative examples, please refer to the 2005 Financial Report for the full disclosures):

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

•      ANZ in New Zealand is being audited by the New Zealand Inland Revenue Department (“IRD”) as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions.  The IRD has issued Notices of Proposed Adjustment (the “Notices”) in respect of some of those structured finance transactions.  The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process.  In addition, some tax assessments have been received.  Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the notices and tax assessments received, the maximum potential tax liability would be approximately NZD432 million (including interest tax effected) for the period to September 30, 2005.  Of that maximum potential liability, approximately NZD124 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired NBNZ and which relate to transactions undertaken by NBNZ before December 2003. Based on external advice, the ANZ has assessed the likely progress of this issue, and believes that it holds appropriate provisions.

Other than disclosed in the 2005 Financial Report, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) against ANZ that may have or have had in the previous 12 months a significant effect on ANZ’s financial position.

Acquisition risk may adversely impact ANZ’s results

ANZ regularly examines a range of corporate opportunities with a view to determining whether those opportunities will enhance the financial performance and position.  Any corporate opportunity that is pursued could, for a variety of reasons, turn out to have a material adverse effect on the Group. The successful implementation of the ANZ corporate strategy will depend on a range of factors including potential funding strategies and challenges associated with integrating and adding value to a business, which is acquired.

The operating performance or capital structure may also be affected by these corporate opportunities and there is a risk that ANZ’s credit rating may be placed on credit watch or downgraded if these opportunities are pursued.

Currency of Presentation, Exchange Rates and Certain Definitions

Currency of Presentation

The Company, together with its subsidiaries, publishes consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to “US$”, “USD” and “US dollars” are to United States dollars and references to “$”, “AUD” and “A$” are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of USD0.7643 = $1.00, the Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on September 30, 2005.

Exchange Rates

For each of the periods indicated, the high, low, average and period-end Noon Buying Rates for Australian dollars were:

		USD per $1.00
Year ended September 30,		High	Low	Average	Close
2001		0.5712	0.4828	0.5182	0.4946
2002		0.5748	0.4923	0.5329	0.5429
2003		0.6823	0.5422	0.6131	0.6797
2004		0.7979	0.6814	0.7287	0.7244
2005		0.7974	0.7207	0.7685	0.7643
Monthly periods	June 2005	0.7792	0.7498	0.7667	0.7618
	July 2005	0.7661	0.7403	0.7524	0.7594
	August 2005	0.7739	0.7469	0.7614	0.7514
	September 2005	0.7731	0.7537	0.7651	0.7643
	October 2005	0.7630	0.7468	0.7535	0.7480
	November 2005	0.7451	0.7267	0.7353	0.7394

The average for annual periods is calculated from the Noon Buying Rate on the last day of each month during the period.

On December 9, 2005, the Noon Buying Rate was USD0.7521 per $1.00.

In the fiscal year ended September 30, 2005, 36% (2004: 33%) of our operating income was derived from overseas operations and was denominated principally in New Zealand dollars (“NZ$” or “NZD”), US dollars (“US$” or “USD”), British pounds sterling (“£” or “GBP”) and European Monetary Union Euro (“€” of “EUR”). Movements in foreign currencies against the Australian dollar can therefore affect ANZ’s earnings through the re-translation of overseas profits to Australian dollars. Based on exchange rates applied to convert overseas profits and losses from September 2001 to September 2005, the Australian dollar moved against these currencies as follows (refer also Note 54 to the Financial Report):

Years ended September 30	2005	2004	2003	2002	2001
EURO	+1%	+6%	-3%	-1%	-7%
GBP	+2%	+6%	+6%	0%	-7%
NZD	-4%	+1%	-7%	-4%	-1%
USD	+5%	+19%	+15%	+2%	-14%

We monitor our exposure to revenues, expenses and invested capital denominated in currencies other than Australian dollars. These currency exposures are hedged as considered necessary.

Certain Definitions

Our fiscal year ends on September 30. As used throughout this Annual Report, unless otherwise stated or the context otherwise requires, the fiscal year ended September 30, 2005 is referred to as fiscal year 2005, and other fiscal years are referred to in a corresponding manner.

Item 4:    Information on the Company

Overview

Australia and New Zealand Banking Group Limited was registered in the state of Victoria, Australia on July 14, 1977 as a public company limited by shares, as detailed on page 124.

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

Based on publicly available information as at September 30, 2005, we ranked third among Australian banking groups in terms of total assets ($293 billion), shareholders’ equity ($19 billion) and market capitalization ($44 billion), which ranked us as the fifth largest company listed on the Australian Stock Exchange Limited.

We provide a broad range of banking and financial products and services to retail, small business, corporate and institutional clients. ANZ’s business is not materially impacted by seasonal trends.  We conduct our operations primarily in Australia and New Zealand (approximately 94% of our total assets at September 30, 2005 are related to these operations). The remainder of our operations are conducted across the Asia Pacific regions, and in a number of other countries including the United Kingdom and the United States. At September 30, 2005, we had 1,223 branches and other points of representation worldwide (excluding ATMs).

ANZ’s strategy is executed through a management structure focused on specialization with specialist business units clustered around customers to form our key divisions.

Principal activities of divisions

Personal

Personal is comprised of the Regional Commercial and Agribusiness Products, Banking Products, Mortgages, Consumer Finance, Wealth Management and other (including the branch network, private banking and marketing and support costs in Australia).

•      Regional Commercial and Agribusiness Products - Provides a full range of banking services to personal customers across rural and regional Australia, and to small business and agribusiness customers in rural and regional Australia.

•      Banking Products - Provides deposit accounts, transaction accounts and margin lending products. In addition, the business manages ANZ’s direct channels covering Phone Banking and Internet Banking.

•      Mortgages - Provides housing finance to consumers in Australia for both owner occupied and investment purposes.

•      Consumer Finance - Provides consumer and commercial credit cards, epayment products, personal loans, merchant payment facilities in Australia and ATM facilities.

•      Wealth Management – Comprises the equity accounted earnings from ING Australia’s (a joint venture betwen ANZ and ING) core business operations (excluding investment earnings) and the Financial Planning distribution business.

Institutional

Institutional is a segment encompassing businesses that provide a full range of financial services to ANZ’s largest corporate and institutional customers in all geographies.

•      Client Relationship Group - Manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $150 million in Australia and New Zealand and, for global corporate clients with whom ANZ has an existing customer relationship, in the United Kingdom, United States and Asia.

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

•      Corporate & Structured Financing - Provides complex financing and advisory services, structured financial products, leasing, private equity finance, project finance, leveraged finance and infrastructure investment products to ANZ’s customers.

New Zealand Businesses

New Zealand Businesses include:

•      ANZ Retail, operating under the ANZ brand in New Zealand provides a full range of banking service to personal and small business banking customers.

•      NBNZ Retail operating under the National Bank brand in New Zealand provides a full range of banking services to personal customers from youth through to private banking, and small business banking customers.

•      Corporate Banking in New Zealand incorporates the ANZ and NBNZ brands, and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD100 million.

•      Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers.

•      Central support includes Operations, Technology, Treasury, Risk Management, People Capital, Financial Management, Capital Funding and Group Items.

NBNZ refers to the operations of the National Bank of New Zealand Limited purchased on 1 December 2003.  These operations were amalgamated with ANZ Banking Group (New Zealand) Limited on 26 June 2004 to form ANZ National Bank Limited (“ANZ National”).  NBNZ was reported as a separate business unit until 30 September 2004.

Corporate

Corporate includes

•      Small Business Banking Australia - Provides a full range of banking services for metropolitan-based small businesses in Australia with funds under management up to $50,000.

•      Business Banking Australia - Provides a full range of banking services for metropolitan based small to medium business in Australia with turnover up to $10 million.

•      Corporate Banking Australia, - Manages customer relationships and develops financial solutions for medium-sized businesses (turnover $10 million to $150 million) in Australia.

Esanda and UDC

Esanda and UDC provide motor vehicle and equipment finance, operating leases and management services, fleet management services, and investment products through its businesses - Esanda (Australia), Esanda Fleet Partners (Australia & New Zealand), UDC (New Zealand) and Specialized Asset Finance (Australia).

Asia Pacific

Asia Pacific provides retail and corporate banking services to our customers in the Pacific Region and Asia.  This business unit excludes Institutional transactions that are reported in the geographic results for Asia.

Asia Pacific also manages ANZ’s strategic retail partnerships in Asia.  ANZ currently has partnerships in Indonesia with PT Panin Bank, in the Philippines with Metrobank, in Cambodia with the Royal Group and in Vietnam with Sacom Bank.  The relationships are focused on leveraging ANZ’s capabilities across the established client bases of the local partners.

Group Center

Group Center includes Operations, Technology and Shared Services, Group Treasury, Group People Capital, Group Strategic Development, Group Financial Management, Group Risk Management, Capital, Funding and Group Items.

Organization Structure Changes

The Group from time to time modifies the organization of its businesses to enhance the focus on delivery of specialized products or services to customers.  During the year ended September 30, 2005 the significant changes were:

•      Institutional.  The Institutional Banking business unit has been renamed Client Relationship Group.  Institutional now also includes the NBNZ Institutional businesses which were previously reported in the New Zealand businesses.

•      Personal.  A new business unit, Wealth Management, has been created that comprises the equity accounted earnings from ING Australia’s core business (excluding capital investment earnings) and the Financial Planning business.

•      New Zealand Business sub-units have been reorganized to reflect the operating model.

•      ING Australia.  To provide better alignment with ANZ businesses, ING Australia’s equity accounted result has been split for management purposes between core business and the more volatile capital investment earnings.  The core business portion is included with the Financial Planning distribution arm as part of Wealth Management within Personal.  The capital investment earnings capital hedge results, funding costs and notional goodwill amortisation are reported in the Group Center.

•      Group Center.  A number of central support functions have been transferred to business units.

In addition, there were a number of minor restatements as a result of customer segmentation, changes to internal transfer pricing methodologies and the realignment of support functions.

Subsidiaries, Associates and Joint Venture

ANZ has many subsidiaries and associates. More detailed information regarding material subsidiaries, associates and joint ventures is contained in Exhibit 8 and Notes 42, 43 and 44 to the Financial Report.

Property

ANZ has a holding of freehold and leasehold land and buildings (largely within Australia) for our business purposes.   These premises, which include branches, administration centers and residential accommodation for employees had a carrying value at September 30, 2005 of $438 million (market value of $466 million as at September 30, 2005).  There have not been material acquisitions or divestitures of property, plant and equipment over the past three years.  Details of movements and balances are included in note 22 of the Financial Report.

Research and Development, Patents, Licences

Not applicable.

Capital Expenditure and Divestitures

There has been no material capital expenditure in the last 3 fiscal years, and no material capital expenditure is currently in progress.

Our Strategic Direction

Our aspiration

ANZ’s aspiration is to be Australasia’s leading, most respected and fastest growing major bank.

Our values

Underpinning the way ANZ operates are our core values:

•      Put our customers first

•      Perform and grow to create value for our shareholders

•      Lead and inspire each other

•      Earn the trust of the community

•      Breakout, be bold and have the courage to be different.

Our Strategic Priorities

Our aspiration translates into a clear set of priorities for the Group:

•      Maintain a narrow geographic focus.  We are a leading bank in New Zealand and have a number of other leading positions in Australia and the Asia Pacific region.  We intend to maintain our regional focus by building a stronger strategic presence in Australia, defending our leadership position in New Zealand, and expanding selectively in emerging Asia Pacific markets.

•      Actively manage our portfolio of specialist businesses.  ANZ continues to position for growth in Personal Banking by reallocating resources to attractive customer segments and markets.  We are also focused on increasing our investment in faster growth Investment Banking segments, leveraging our strong Corporate position into relationship Business and Small Business Banking, building on momentum in Private Banking, and strengthening our position in Wealth Management and Insurance over the medium term.

•      Invest in rapidly growing segments to create revenue growth of 7-9% per annum.  Our performance in recent years has involved moderate revenue growth and significant efficiency gains.  We are now focused on generating superior revenue growth through proactively defending existing clients, attacking adjacent markets by leveraging tried and tested capabilities, positioning for next growth wave segments, and acquiring selectively where it is value-enhancing and timing is right.

•      Embrace an aggressive internal transformation agenda to lower cost-to-income to 40%.  ANZ aims to be lean, agile, sharp, and externally focused with a view to reducing cost-to-income by growing revenues faster than costs, as well as targeting further cost reductions.  We have a program to achieve this, including realizing the benefits of New Zealand integration, reducing back office costs through process redesign and leveraging our capability in our Bangalore operation in India, increasing automation, and simplifying our technology architecture to improve agility and speed to market.

Our platform for growth

ANZ has built a powerful platform for growth in four key areas:

•      Over the past few years, we have successfully strengthened our position in core businesses and increased share.  We have grown to approximately 85% of the size of our largest domestic competitor by market capitalisation, compared with 50% five years ago.  We have the second largest personal customer base across Australia and New Zealand, and the largest customer base in Asia Pacific of our domestic peers.  Personal customer satisfaction at 76.5% is the highest of our major domestic peers and we have continued to invest in our frontline which is the principal component of an increase of over 3,000 employees in the past 18 months.

•      ANZ has reduced its cost-to-income ratio from 65.8% to 45.6% over the last 9 years.  The efficiencies we have realised have helped us fund the investment required to generate future revenue growth, and deliver consistent results in an increasingly competitive margin environment.  In the near term, we expect Australia will continue to drive our growth, with good momentum in our major divisions.  In the medium term we expect New Zealand will deliver improved returns as integration of the NBNZ nears completion, and over the longer term Asia will become increasingly meaningful.

•      ANZ has repositioned its portfolio to be sustainable and low-risk.  The last few years have seen a focus on absorbing external governance and regulatory changes, including the Sarbanes-Oxley Act of 2002, Basel II and AIFRS.  We are well capitalized, reserved and have almost halved our allowance for loan loss provision charge to average net lending assets ratio to just 25bps from 45bps in 1998 through a program of structural de-risking.

•      ANZ has built a performance and results culture based on a set of shared values.  Our management team is well-respected and has a record of pursuing a consistent agenda and achieving set targets.

•      ANZ’s aim to deliver sustainable value recognizes that companies do not serve shareholders exclusively, but others as well.  Our approach is a commitment to building relationships of trust, respect and integrity with all our stakeholders over the long term.  ANZ is releasing its first Corporate Social Responsibility report in 2005, which details our commitment to engaging with our customers, staff and the communities in which we operate.

These key areas have set the foundation for achieving our aspiration.  They also place us in a good position to allow ANZ to deliver sustainable performance and value over the long term.

Generating Sustainable Momentum

To realize our aspiration, we need to create an organization that is both different and sustainable. This is not something that can be achieved overnight or with a simple statement of intent.  It requires sustained commitment, persistence and investment over a number of years.

Our first major step was to create a portfolio of specialist businesses. Specialization has not only enhanced our customer value propositions, it has also brought a sharper financial focus through greater accountability, and has contributed to a greater sense of ownership and commitment from our people.  This has already contributed to improved customer satisfaction across many business units, and in turn, improved results.  We are now focused on overlaying a strong customer segment focus while retaining the benefits of specialization.

We established a program of cultural change, Breakout, in 1999 and it continues today.  This program is designed to transform ANZ’s culture from the traditional, bureaucratic banking culture into a modern vibrant organization where our people are passionate and inspired and ANZ’s values are the basis for all activity and decisions.  Over 20,000 people within ANZ have been through our Breakout program in its various phases, with each phase tackling a different priority or issue.  Initially, much of the program was aimed at increasing accountability, freedom and openness and developing a common set of values.  The current theme is working at enhancing teamwork and collaboration across the organization.  The Breakout program reflects an attitude towards our people as an investment rather than a resource, and we are starting to realise the returns to this investment.  Based on surveys conducted during the year, staff satisfaction is up from 50% in 2000 to 85% in 2004 financial year across 32,000 staff, and staff engagement at 63% is ahead of our major domestic bank peers and participating domestic large companies.

At ANZ, staff are actively involved in creating their own personal development plans and innovative programs are in place to identify, nurture and fast-track high potential people from graduate through to senior executive level.  For example, our Future Leaders program aims to support first time managers of people in developing the capabilities required to effectively manage and lead staff.  This program represents a significant cultural change in the learning process by combining web-based learning, simulations and on-line collaboration with face-to-face workshops.

ANZ is committed to enhancing the well-being and prosperity of the communities where our people live and work, and where our business operates.  As a bank, we aim to be leaders in addressing the major social issues that involve the financial services industry - in particular financial literacy and financial inclusion. Our programs also provide opportunities for our staff to support causes that are important to them.  Our focus is on developing innovative programs, with clear aims, and real outcomes, that make a lasting difference to people’s lives - particularly amongst the most vulnerable.  Our award winning financial literacy and inclusion program, Saver Plus has now helped more than 700 families throughout Victoria, New South Wales and South East Queensland improve their financial knowledge, build long term savings habits and save for their children’s education.  Our goal is to contribute $3m over the next 3 years and reach an additional 3000 families.  In addition, we aim to reach 100,000 people over the next 5 years with our Money Minded adult financial education program which seeks to help individuals make better judgements and more informed decisions about their money.

In fiscal year ended September 30, 2005 more than 28% of Australian staff contributed part of their pay through our workplace giving program. This included more than $1m contributed by staff and matched by ANZ toward the World Vision Tsunami appeal.  ANZ also offers paid volunteer leave to help staff build stronger, healthier, and more sustainable communities.  In the past 12 months, ANZ staff contributed more than 24,000 hours to community organisations.

While ANZ has been reporting on our community and environmental activities for some time, in December 2005 we published our first stand alone Corporate Responsibility report covering our performance and outcomes across economic, social and environmental criteria and is structured around our values.

Building a future

Specialization creates a more agile operation, enabling ANZ to respond to the opportunities presented within each business segment.  We are committed to leveraging our specialised business model by overlaying it with a product neutral customer segment focus in the frontline.

In our retail banking businesses, trained and committed staff acting as advocates for ANZ are essential to the health of our relationships with customers and the broader community.  Our new retail proposition to customers is based on a commitment to convenience and simplicity, with a strong central customer proposition that aims to differentiate ANZ in a crowded marketplace.  In the past year we have opened 15 new branches, extended our call Center to 24 hours, seven days a week, and have simplified our products and fee structures substantially to make banking easier for our customers.  To raise awareness of these products, we utilise a number of marketing channels from traditional advertising on print, radio and television through to promotions on our website. Customers may also receive direct mail printed materials.  We have also rolled out iKnow, a customer profiling system that provides our sales staff with the information and functionality that they need to effectively interact with our customers.   Our lead in staff and customer investment and focus is manifested in ANZ being awarded Bank of the Year for six consecutive years independently by Personal Investor Magazine.

Our Institutional businesses across Australasia and Asia are focused on institutional banking, trade and project finance, and financial markets.  Within Europe and North America this focus is aimed at our network customers who operate in Australasia and Asia.  Institutional is in a stage of reinvigorating its business following a number of years of relatively flat earnings and asset growth, as a consequence of a comprehensive de-risking program.  The focus of the business is now on further initiatives to deliver revenue growth, combined with disciplined use of capital and continuing strong risk management.  For instance, we are strategically investing in improving our technology to make banking more convenient and flexible for our Corporate and Institutional customers.

ANZ National Bank is the largest provider of banking services in New Zealand following the amalgamation of NBNZ in June 2004.  Integration is progressively broadly in line with our Plans with synergies expected to emerge progressively with 2007 being the first full year.

Our Asian Pacific strategy is focused on consumer banking in the region, along with supporting our Institutional clients as they invest and trade in the region.  In building our Asian partnerships, our preference is to work with local partners with domestic customer franchises where we can add our own distinct capabilities to theirs.  Over time we would like to pursue further initiatives, while continuing to reflect the need to maintain a conservative risk profile.    We remain the largest bank in the South Pacific with over 40% market share (outside the French and American Pacific).

We will consider enhancing our capabilities, growth opportunities, scale benefits and other synergies through selective acquisitions.  Any acquisition must be aligned with our vision for ANZ and must be value-creating.  Our acquisition discipline was highlighted by the NBNZ transaction, which was EPS accretive in the first year of ownership.  We will also enter commercial arrangements and partnerships where these provide a strategic fit with our existing businesses.

Recent Developments

On December 6, 2005 we announced ANZ had signed agreements for ANZ to acquire a 19.9% shareholding in Tianjin City Commercial Bank (TCCB) for approximately US$120 million. This investment follows 12 months of consultation and negotiation.

This is an opportunity for ANZ to partner with one of China’s leading city commercial banks in one of China’s largest, fastest growing regions.

Tianjin is the harbor city of Beijing, about two hours drive from Beijing.  Tianjin has approximately 10 million people and is strategically placed in a region with close to 300 million people. TCCB already has approximately 180 branches and sub-branches in and around Tianjin.

As part of the partnership, ANZ will provide technical assistance to improve TCCB’s risk management and retail banking skills. In addition, ANZ will provide management resources and have representation on the Board of Directors.

This is a further step in our Asian strategy.  This transaction adds to our growing portfolio of banking partnerships across Asia, including Indonesia, the Philippines, Vietnam and Cambodia.

Assets and Gross Revenue by Line of Business

Years ended September 30 (1)	2005		2004		2003
	$M		$M		$M
Line of Business (2)
External Assets
Personal	106,043	36%	93,232	36%	n/a	n/a
Institutional	70,901	24%	60,144	23%	n/a	n/a
Corporate	21,263	7%	19,098	7%	n/a	n/a
New Zealand Businesses	60,157	21%	53,434	21%	n/a	n/a
Esanda and UDC	15,405	5%	14,524	6%	n/a	n/a
Asia Pacific	2,890	1%	2,446	1%	n/a	n/a
Other (3)	16,526	6%	16,467	6%	n/a	n/a
Total Assets	293,185	100%	259,345	100%	n/a	n/a
Line of Business (2)

As published in the September 2004 Company Profile:

External Assets	2004		2003
	$M		$M
Personal	93,738	36%	79,829	41%
Institutional	55,736	21%	56,977	29%
Corporate Australia	18,992	7%	15,993	8%
New Zealand Business	55,870	22%	14,379	7%
Esanda and UDC	14,524	6%	13,460	7%
ING Australia	1,777	1%	1,736	1%
Asia Pacific	2,379	1%	2,027	1%
Other (3)	16,329	6%	11,190	6%
Total Assets	259,345	100%	195,591	100%

(1)   Refer table above for line of fiscal year ended September 30, 2004 under previous business structure.  Refer 2004 20-F for discussion of these businesses.

(2)   For discussion of operating results by Line of Business see “Operating and Financial Review and Prospects - Results by Line of Business”.

(3)   Includes Group Treasury, Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management.

Years ended September 30 (1)	2005		2004		2003
	$M		$M		$M
Gross Revenue (2)
Personal	7,955	38%	6,814	39%	n/a	n/a
Institutional	4,572	22%	4,115	24%	n/a	n/a
Corporate	1,278	6%	1,108	6%	n/a	n/a
New Zealand Businesses	5,100	24%	3,461	20%	n/a	n/a
Esanda and UDC	1,255	6%	1,156	7%	n/a	n/a
Asia Pacific	321	2%	314	2%	n/a	n/a
Other (3)	498	2%	540	2%	n/a	n/a
Total Gross Revenue	20,979	100%	17,508	100%	n/a	n/a

As published in the September 2004 Company Profile:

	2004		2003
	$M		$M
Gross Revenue (2)
Personal	6,782	39%	5,447	42%
Institutional	3,616	21%	3,389	26%
Corporate Australia	1,075	6%	893	7%
New Zealand Business	3,835	22%	1,319	10%
Esanda and UDC	1,154	6%	1,083	8%
ING Australia	116	1%	90	1%
Asia Pacific	310	2%	316	2%
Other (3)	620	3%	486	4%
Total Gross Revenue	17,508	100%	13,023	100%

(1)   Refer table above for line of business for 2004 under previous business structure.

(2)   Gross revenue comprises interest income, non-interest income and share of equity accounted investments (refer Note 2 of the Financial Report).

(3)   Includes Group Treasury, Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management.

Assets and Gross Revenue by Region

Years ended September 30	2005		2004		2003
	$ M		$ M		$ M
Region (1)
Assets
Australia	195,500	67%	170,455	66%	151,538	77%
New Zealand	78,474	27%	69,801	27%	25,696	13%
Overseas Markets	19,211	6%	19,089	7%	18,357	10%
	293,185	100%	259,345	100%	195,591	100%
Gross Revenue (2)
Australia	13,496	64%	11,767	67%	9,508	73%
New Zealand	6,211	30%	4,632	27%	2,149	17%
Overseas Markets	1,272	6%	1,109	6%	1,366	10%
	20,979	100%	17,508	100%	13,023	100%
Net profit before tax
Australia	2,975	70%	2,785	70%	2,371	72%
New Zealand	832	20%	763	19%	495	15%
Overseas Markets	448	10%	439	11%	411	13%
	4,255	100%	3,987	100%	3,277	100%

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

•      Business Continuity Management

•      Audit and related arrangements

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

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from banks with selective “on site” visits and formal meetings with banks’ senior management and external auditors.  APRA has also formalised a consultative relationship with each bank’s external auditors with the agreement of the banks.  The external auditors provide additional assurance to APRA that the ADI has observed all prudential standards, and that statutory and other banking requirements are being met.  External auditors also undertake targeted reviews of specific risk management areas as selected at the annual meeting between the bank, its external auditors and APRA.  In addition, each bank’s Chief Executive Officer attests to, and the Board endorses, the adequacy and operating effectiveness of the bank’s risk management systems to control exposures and limit risks to prudent levels.

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

To ensure that ADIs are adequately capitalized on both a stand-alone and group basis, APRA adopts a tiered approach to the measurement of an ADI’s capital adequacy by assessing the ADI’s financial strength at three levels:

(a)   Level 1 - the ADI on a stand-alone basis;

(b)   Level 2 - the consolidated banking group; and

(c)   Level 3 - the conglomerate group at the widest level.

ANZ is a Level 1 & 2 reporter and measures capital adequacy monthly on a stand-alone and consolidated banking group basis.  ANZ is not required to report on a Level 3 basis.

Capital, for APRA supervisory purposes, is classified into two tiers, referred to as Tier 1 and Tier 2.  APRA requires all ADI’s to maintain a minimum ratio of total capital to risk-weighted assets, at least half of which must be maintained in the form of Tier 1 capital, with the remainder being in Tier 2 capital.  APRA will consider other risk factors that have not been incorporated or accounted for quantitatively in the framework when assessing the overall capital adequacy of an ADI.  Where it is judged appropriate, APRA may require individual ADI’s to maintain a minimum total capital ratio above 8 per cent, with at least half of the ratio being in the form of Tier 1 capital.

Tier 1 capital consists of paid up ordinary shares, general reserves, retained earnings, current year earnings net of expected dividends and tax expenses, hybrid Tier 1 capital instruments that include non-cumulative preference shares and other innovative capital instruments not redeemable at the holders’ option which are approved by APRA, and minority interests in subsidiaries. Tier 1 excludes the retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes, principally subsidiaries in the life insurance and funds management industry. Tier 1 also is after deductions that include intangible assets and goodwill, capitalised expenses and investment in captive lenders insurance subsidiaries.  Hybrid Tier 1 capital instruments include capital instruments which are of a permanent and unrestricted commitment of funds, are available to absorb losses, have no fixed servicing obligations and are subordinated to the interests of depositors and other creditors.  Provision has also been made so that capital instruments issued via special purpose entities may be eligible for inclusion in Tier 1 capital.

APRA has proposed changes to the composition of Tier 1 capital, with a tightening of the rules around the volume and eligibility of instruments that will qualify as Tier 1 capital, including:

•      changing the volume of eligible hybrid Tier 1 capital from 25% of Tier 1 capital before hybrid Tier 1 capital instruments and deductions, to 25% of Tier 1 including hybrid Tier 1 capital instruments and deductions, with the 25% being split into 10% for a new category being non-innovative or “pure preference shares” and 15% for innovative or structured issuances;

•      introducing a new class of hybrid Tier 1 capital, being non-innovative or “pure preference shares”.  APRA’s proposal identifies “pure preference shares” as “non-cumulative irredeemable preference shares without innovative capital features” issued directly by the ADI;

•      including in the innovative Tier 1 hybrid capital classification any issue that has an incentive for the issuer to call, such as a ‘step-up’ feature or an option to convert into ordinary shares, or an instrument issued through a Special Purpose Vehicle, or any Tier 1 instrument not representing ‘shares’; and

•      phasing in the new rules between July 2006 and January 2008, with a further transition period to January 2010 for institutions that cannot become compliant at January 2008 based upon the hybrid Tier 1 capital instruments they have on issue at the date of the discussion paper.  This timetable is designed to align with the introduction of Basel II requirements.

At the time of publication, the rules are yet to be finalised and accordingly it is not possible to determine the absolute impact the changes will have on the Group’s capital position and future strategy.  However, it is anticipated that all of the Group’s existing hybrid Tier 1 capital issues will continue to be classified as innovative capital and that the Group is likely to be above the new 15% limit at January 2008.  ANZ will be requesting that APRA apply transition rules through to 2010.

In addition APRA has proposed changes to the prudential capital standards to adjust, where APRA determines it appropriate, for the impact on the ADI’s capital base following the adoption of AIFRS accounting standards by the ADI in preparing its financial statements and records, which ANZ will adopt on 1st October 2005. At the time of publication, the rules are yet to be finalised and accordingly it is not possible to determine the absolute impact the changes will have on the Group’s capital position, however based upon the information released to date by APRA, the impact is not expected to be significant.

APRA requires there to be deducted from an ADI’s total regulatory capital, investments in non-consolidated subsidiaries for capital adequacy purposes excluding that portion that has been deducted from Tier 1, strategic cross-ADI shareholdings, any non-repayable loan advanced by an ADI under APRA’s certified industry support arrangements, any undertaking by an ADI to absorb designated first level of losses on claims supported by it.

An ADI must gain APRA’s approval for any reduction in capital including calling any dated capital instrument before its contract maturity date, or repurchasing any undated capital instrument.  An ADI must also gain APRA’s approval for paying out a periodic coupon on a Tier 1 instrument where the accumulated Tier 1 coupon payments exceed profits in the last two half years.

An ADI should consult with APRA before establishing or acquiring a subsidiary (other than an entity which is to be used purely as a special purpose financing vehicle for the ADI) and committing to any proposal to acquire (whether directly or indirectly) more than 10% of equity interest in an entity which operates in the field of finance. In addition, an ADI should consult with APRA before taking up an equity interest in an entity arising from the work-out of a problem exposure where this exceeds 0.25% of the ADI’s Level 2 Tier 1 capital, or will result in the ADI acquiring (whether directly or indirectly) more than 10% of equity interest in the entity, or will result in the ADI’s aggregate investment in non-subsidiary entities which are not operating in the field of finance exceeding 5% of the ADI’s Level 2 Tier 1 capital.

In calculating an ADI’s Level 1 (stand alone) capital base the equity investments in non-subsidiary entities that are not operating in the field of finance in excess of 0.25% of the ADI’s Level 2 Tier 1 capital for an individual investment or 5% of the ADI’s Level 2 Tier 1 capital in aggregate are deductions from Tier 1 capital.

A bank may not enter into any agreement or arrangement for the sale or disposal of its business or carry on business in partnership with another bank without the consent of the Treasurer of the Commonwealth of Australia (“the Treasurer”).  Although the RBA has the authority, with the approval of the Treasurer, to set interest rates paid or charged by banks, this authority is not currently exercised.

Liquidity is controlled by individual agreements with each bank, which take into consideration the specific operations of each organization.  APRA requires that banks have a comprehensive liquidity policy statement which defines the guidelines and systems for managing domestic and foreign currency liquidity.  This statement must be approved by the Board of Directors.  A bank’s liquidity management policy should cater for a range of potential conditions and APRA requires a bank’s liquidity risk to be assessed under two specific scenarios.  The first scenario is known as the “going-concern”, refers to the normal behavior of cash flows in the ordinary course of business and forms the day-to-day focus of a bank’s liquidity management.  The second scenario, known as the “name crisis”, models the behavior of cash flows where there is a problem (real or perceived) which may include operational issues, doubts about the solvency of a bank or adverse rating changes.  APRA expects a bank to have sufficient liquidity to remain cashflow positive for at least 5 business days during this short term crisis. APRA requires banks to report large credit exposures to an individual counterparty or a group of related counterparties at the company and consolidated banking group level (i.e. the bank and its subsidiaries). Banks must consult with APRA before committing to any exposure (includes claims and commitments recorded on and off balance sheet) to any individual counterparty or group of related counterparties which will exceed 10% (subject to exceptions) of the capital base of the company and consolidated banking group level.  Banks are required to report quarterly to APRA the largest 10 exposures and all those exceeding, or equal to, 10% of the company and consolidated banking group capital base.

At September 30 2005, at the consolidated level, ANZ reported the following 10 large exposures;

•      One Government body - S&P rating BBB+, Moody’s rating A2

•      One Corporate - S&P rating A+, Moody’s rating A1

•      One Corporate - S&P rating A+, Moody’s rating Aa3

•      Four Government bodies - S&P rating AAA, Moody’s rating Aaa

•      One Corporate - Not externally rated

•      One Corporate - S&P rating A-, Moody’s rating A2

•      One Bank - S&P rating AA-, Moody’s rating Aa3

Basel II

The common framework for determining the appropriate quantum of bank regulatory capital is set by the “Basel Committee”, a sub-committee of the Bank for International Settlements, and a new framework has been developed over the past six years that is commonly known as “Basel II”. A key objective of Basel II is to improve stability of the global financial system by encouraging improved risk management practices and requiring banks to hold levels of regulatory capital commensurate with their risk profile. In particular, Basel II will introduce a more risk-sensitive and detailed regulatory capital regime for credit risk and will introduce for the first time an explicit regulatory capital charge for operational risk.   The final version of the new Accord was released in June 2004, and APRA has commenced the release of its version of the Accord through the publication of its draft prudential standards in Australia.

A major innovation of the new Accord is that Basel II allows banks of varying sophistication in their risk management practices to enter the new regulatory capital framework at one of three levels, with incentives embedded (by way of reduced regulatory capital requirements) to attract banks with more sophisticated risk measurement and management approaches to reach the more advanced levels. Banks will need to choose their approach and be accredited at a level of compliance in each of credit and operational risk. Market risk remains largely unchanged from the current Accord, following its revision in 1996. ANZ is already accredited for the most sophisticated approach to market risk.

ANZ is pursuing accreditation under the most advanced approaches for both credit and operational risk, in line with the Group’s vision of risk management as a strategic asset and source of competitive advantage. It has projects underway to address all of the necessary requirements for accreditation at the most advanced levels for both areas under Basel II, some of which are complete and others nearing completion. Key structural elements of ANZ’s framework, such as a credit risk rating system that measures default probabilities and likely losses in the event of default, and a framework for operational risk measurement and capital allocation, are in place, remaining largely unchanged from ANZ’s existing approaches. ANZ’s application for accreditation under Basel II, at the most advanced levels within the new framework, was submitted to APRA on 30 September 2005.

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

•      promoting the maintenance of a sound and efficient financial system or

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

The main elements of the RBNZ’s supervisory role are:

•      to require all banks to comply with certain minimum prudential requirements, which are applied through conditions of registration. For ANZ National, these are set out below

•      to monitor each registered bank’s financial condition and compliance with conditions of registration, principally on the basis of published quarterly disclosure statements

•      to consult with the senior management of registered banks

•      to use crisis management powers available to it under the Act to intervene where a bank distress or failure situation threatens the soundness of the financial system

The disclosure statements that are required to be issued quarterly by registered banks contain comprehensive corporate details and full financial statements. They are subject to full external audit at the end of each financial year and a limited scope independent review at the end of each financial half year. Each bank director is required to sign his or her bank’s disclosure statements and to make certain attestations. A bank and its directors may incur criminal and civil penalties if the bank’s disclosure statement contains information that is held to be false or misleading.

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

The registration of ANZ National as a registered bank is subject to the following conditions:

1.     That ANZ National complies with the following requirements at all times:

•      Capital of ANZ National is not less than 8% of risk weighted exposures

•      Tier one capital of ANZ National is not less than 4% of risk weighted exposures

•      Capital of ANZ National is not less than NZD15 million

For the purposes of this condition of registration, capital, tier one capital and risk weighted exposures are calculated in accordance with the RBNZ document entitled “Capital Adequacy Framework” (BS2) dated March 2005.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 2005, ANZ National must include all of the information relating to the capital position of both ANZ National and the banking group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year - New Zealand Incorporated Registered Banks) Order 2005 in respect of the relevant quarter.

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

(ii)           In measuring the size of the banking group’s insurance business:

(a)   where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•  the total consolidated assets of the group headed by that entity

•  or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity

(b)   otherwise, the size of each insurance business conducted by any entity within the banking group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business

(c)   the amounts measured in relation to parts (a) and (b) shall be summed and compared to the total consolidated assets of the banking group.  All amounts in parts (a) and (b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993

(d)   where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business

4.     That aggregate credit exposures (of a non-capital nature and net of specific allowance for loan losses) of the banking group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit rating	Connected exposure limited (% of the banking group’s Tier 1 capital)
AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific allowance for loan losses) to non-bank connected persons shall not exceed 15 per cent of the banking group’s tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the RBNZ document entitled “Connected Exposure Policy” (BS8), dated March 2005.

5.     That exposures to connected persons are not on more favourable terms (e.g., as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

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

10.   That none of the following actions may be taken except with the consent of the RBNZ:

(i)       any transfer to another person or entity (other than ANZ National or any member of the banking group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by ANZ National (or any member of the banking group) and

(ii)      any transfer or change by which all or a material part of the management, operational capacity or systems of ANZ National (or any member of the banking group) is transferred to, or is to be performed by, another person or entity other than ANZ National (or any member of the banking group which is incorporated in, and operating in, New Zealand) and

(iii)     any action affecting, or other change in, the arrangements by which any function relating to any business carried on by ANZ National (or any member of the banking group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than ANZ National (or any member of the banking group which is incorporated in, and operating in, New Zealand) and

(iv)     any action that prohibits, prevents or restricts the authority or ability of the board of ANZ National or any statutory manager of ANZ National (or the board of any member of the banking group or any statutory manager of any member of the banking group) to have unambiguous legal authority and practical ability to control and operate any business or activity of ANZ National (or any member of the banking group)

11.   That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of ANZ National unless:

(i)       the RBNZ has been supplied with a copy of the curriculum vitae of the proposed appointee and

(ii)      the RBNZ has advised that it has no objection to that appointment

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

(ii)

That in respect of the international system the board of directors of ANZ National will, no later than June 30, 2006, have unambiguous legal and practical ability to control the management and operation of the international system on a stand alone basis.

For the purposes of these conditions of registration, the term banking group means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

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

For the purposes of these conditions of registration the term “international system” means those systems of ANZ National generally having one or more of the following characteristics:

(a)             supports foreign currency accounts/transactions

(b)            supports cross-border trade, payments and other transactions

(c)             supports businesses that operate in global markets

(d)            supports accounts and transactions undertaken by institutions, corporates and banks

(e)             used to manage large, volatile risk businesses which operate on a global basis

(f)             used to service customers who conduct accounts and transactions with the bank in multiple countries

(g)            used by the non-bank subsidiary companies

United States

A major focus of US governmental policies affecting financial institutions in recent years has been combating money laundering and terrorist financing.  The USA PATRIOT Act of 2001 (the “Patriot Act”) substantially broadened the scope of US anti-money laundering laws by imposed significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States.  The US Treasury Department has issued a number of regulations implementing various requirements of the Patriot Act that apply to US financial institutions, such as ANZ’s New York Branch, US bank subsidiary and US broker-dealer subsidiary.

Those regulations impose obligations on US financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identify of their customers.  In addition, the US bank regulatory agencies are imposing heightened standards, and US law enforcement authorities have been taking a more active role.  Failure of a financial institution to maintain and implement adequate policies and procedures to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

Following the passage of the Gramm-Leach-Bliley Act (“GLB”, also known as the Financial Modernization Act), ANZ successfully sought certification as a Financial Holding Company (“FHC)” by the Federal Reserve Board.  A FHC is allowed to engage, or acquire companies engaged, in the United States in activities that are determined by the Federal Reserve Board and the Secretary of the Treasury to be financial in nature or incidental thereto, and activities that are determined by the Federal Reserve Board to be complementary to financial activities.

Under GLB, an FHC is subject to restrictions if it is determined that the FHC, or any of its US subsidiary depository institutions, is not “well managed” or “well capitalized” or if any of its US subsidiary depository institutions ceases to achieve at least a “satisfactory” rating under the US Community Reinvestment Act of 1977.  In addition, under the GLB, the Federal Reserve Board is the “umbrella” supervisor with jurisdiction over FHCs.

The Office of the Comptroller of the Currency (“Comptroller”) regulates federal branches of non-US banks in the United States.  Therefore, ANZ’s New York Branch is subject to supervision, examination and regulation by the Comptroller under the International Banking Act of 1978 (the “IBA”) and under regulations adopted pursuant to the IBA. The IBA provides, among other things, that a federal branch of a non-US bank can exercise the same rights and privileges that are available to national banks. In addition, the exercise of any such right or privilege must be subject to the same duties, restrictions, penalties, liabilities, conditions and limitations that apply to national banks at the same location. The federal branch must maintain its accounts and records separate from those of the non-US bank and must comply with such additional requirements as may be prescribed by the Comptroller.

Under the IBA, a federal branch of a non-US bank is subject to the receivership provisions to the same extent as a national bank. The Comptroller may take possession of the business and property of a federal branch. Accordingly, the Comptroller has at its disposal a wide range of supervisory and enforcement tools for addressing violations of laws and regulations and breaches of safety and soundness, which can be used against federal branches. The Comptroller may remove federal branch management and assess civil money penalties. In certain circumstances, the Comptroller may also terminate a federal branch license at its own initiative or at the recommendation of the Federal Reserve Board.

Also under the IBA, a non-US bank is subject to certain restrictions with respect to opening new US domestic deposit-taking branches and establishing new US subsidiary banks in states outside of its “home-state”, which in ANZ’s case is New York.

Other countries

Local banking operations in all of the Issuer’s offshore branches and banking subsidiaries are subject to host country supervision by their respective regulators.

Competition

The Australian banking system is highly competitive. In September 2005, the four major banking groups in Australia (being ANZ, Commonwealth Bank of Australia, National Australia Bank Limited and Westpac Banking Corporation, together with their respective banking subsidiaries), held approximately 70% of the total Australian assets of banks that carry on business in Australia. Each of these four banking groups operates a nationwide branch network and, at September 30, 2005, they collectively operated approximately 53% of the total number of bank branches in Australia. The operations of the smaller regional banks are typically limited to servicing customers in a particular State or region, and until recently had a particular emphasis on residential mortgage lending.

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

Competition is particularly intense in the housing lending market, which has been largely driven in recent times by the rise of mortgage originators, and more recently, growth of the mortgage broker industry. Broker originated loans now account for approximately 40%  of all transactions in the Australian marketplace. Most banks have embraced broker-originated business whilst continuing efforts to grow market share in the traditional network channel.

The retail deposit market in Australia is currently the focus of increased competition.  The recent introduction into the market of a number of high rate cash management accounts by large offshore institutions including Citibank and HBOS, combined with ING’s long standing online product, has created a higher degree of competitive intensity.  We believe a strong focus on meeting non-price needs will help protect earnings in this segment.

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

Institutional offers a wide range of financial market services to our large corporate and institutional customer base including: foreign exchange, derivative and fixed interest activities, project and structured finance, corporate finance (mergers and acquisitions, and other advisory), primary markets origination and syndication and leasing finance.  Competitors gain recognition through the quality of their client base, perceived skill sets, reputation and brands. In domestic markets, Institutional’s competitors are generally either international investment banks operating in niche markets, the boutique operations of large multi-national banking conglomerates or domestic investment banks with a focus on niche areas. Institutional’s key competitive strength is its focused geographic and sector experience, league table rankings and its established client base.  This business has experienced declining margins, driven primarily by the decline in global credit spreads.

ANZ’s Corporate Australia segment offers traditional relationship management to both its Corporate ($10 million to $150 million turnover), Business Banking ($50,000 Funds Under Management to $10 million turnover) and Small Business Banking (Funds Under Management to $50,000) businesses as well as financial solutions to its larger clients. ANZ has strong market share in the Corporate market that is dominated by the major Australian banks. The profile of the Business Banking market has seen competition intensify amongst the major and regional Australian banks and ANZ’s share of this market has increased in recent periods.  ANZ is investing in a specialist strategy for the Small Business market and expects solid asset and liability growth from this segment in future periods.  The SME sector tends to have a strong need for branch based banking services, particularly relating to cash handling.  This represents a key competitive advantage for larger banks such as ANZ.

The funds management industry is an area of strong competition amongst the four major Australian banks and Australia’s insurance companies. Competition has increased as the Australian Government has encouraged long-term saving through superannuation by means of taxation concessions and the imposition of a mandatory superannuation guarantee levy on employers. In May 2002, ANZ commenced operations of the joint venture with the ING Australia Group to create a larger and more competitive organization in wealth management.  In September 2005, ANZ National Bank Limited sold its funds management and insurance businesses to a joint venture with the ING Group in New Zealand.

On October 24, 2003, ANZ announced that it had purchased NBNZ from Lloyds TSB Group plc. Combined with ANZ’s existing New Zealand operations the amalgamated entity holds an approximate 40% market share, and is the leading player in all market segments of the New Zealand banking market. We compete in New Zealand with the Bank of New Zealand (a wholly-owned subsidiary of National Australia Bank Limited), Westpac Trust Corporation (a wholly owned subsidiary of Westpac Banking Corporation), ASB Bank Limited (a wholly owned subsidiary of Commonwealth Bank of Australia) and others.

Competitive intensity is particularly prevalent in the New Zealand Mortgage market, where there has been significant competition in fixed rate mortgages.  Margins on the two year fixed rate product were significantly reduced following reduced priced offerings by all New Zealand banks in late 2004.  The two year fixed rate margins have increased in the 2005 financial year.

Item 5:    Operating and Financial Review and Prospects

Results for 2005, 2004 and 2003

The following discussion is based on the Financial Statements and accompanying notes as prepared under Australian GAAP and set out in the Financial Report. Note 57 to the Financial Report discusses the principal differences between Australian GAAP and US GAAP, as they relate to us and provides a reconciliation of shareholders’ equity and total assets to US GAAP.

The analysis that follows discusses results after income tax unless otherwise stated.

Overview

ANZ is a leading Australian commercial bank serving approximately 5 million customers in Australia, New Zealand and the Pacific.  It also has a presence in Asia, and the major financial markets in the United Kingdom and the United States.

ANZ operates a series of specialist businesses in key segments including Personal, Institutional, Corporate, Esanda and UDC, ING Australia, and its major geographic businesses in Asia Pacific and New Zealand.

ANZ’s strategy is to develop a diverse portfolio of specialized businesses, which allows businesses to get closer to customers, to understand their real needs and deliver more valuable products and services.  More recently, ANZ has re-organized its specialist businesses into Divisions with the goal of harnessing the synergies between specialist businesses and broadening the offering to customers, while maintaining ANZ’s specialisation model.

To support its specialisation strategy, ANZ has had a consistent focus on key areas:  the quality of its people; its culture; and creating low risk sustainable businesses.  Over the last several years this has involved:

•      Shifting away from the dependence on higher risk businesses including those in international emerging markets, towards lower risk, more sustainable consumer businesses in our domestic markets (Australia and New Zealand).

•      Transforming ANZ’s cost structure through developing the right technology and enabling our processes to become leaner and more competitive.  For the fiscal year ended September 30, 2005, ANZ had a cost-to-income ratio of 45.6%.

•      Recognising ANZ’s long term competitive strength rests with its people.  This has involved investing in revitalising ANZ’s culture enabling them to deliver more consistently and productively for shareholders and customers.

ANZ is focused on creating sustainable value for its shareholders - now and in the longer term.  Much of this involves building on the competitive advantages that exist in our specialist businesses and continually evaluating opportunities to expand in Australia, New Zealand, and elsewhere in Asia and the Pacific.

On December 1, 2003, ANZ acquired NBNZ from Lloyds TSB for $4.9 billion.  The acquisition has made ANZ the leading bank in New Zealand and is consistent with ANZ’s strategic goal to have sustainable top three positions in each of our core businesses and markets.

For the fiscal year ended September 30, 2005, 34% of our operating income was derived from countries outside Australia compared to 33% and 27% in the years ending September 30, 2004 and 2003 respectively.  Movements in foreign currencies against the Australian dollar will therefore affect our earnings through the translation of overseas profits to Australian dollars.

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

Changes in Accounting Policy

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using AIFRS, issued by the Australian Accounting Standards Board.

On 1 October 2005, the Group commenced application of AIFRS, covering all financial systems and records.  The Group will report for the first time in compliance with AIFRS when the results for the half year ending 31 March 2006 are released.  Discussion of the impacts of AIFRS have been outlined on in Note 55 of the 2005 Financial Report.

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from October 1, 2002. Under the new Standard, provision for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date.  The final 2005 dividend was declared on November 14, 2005 and the final 2004 dividend was declared on November 17, 2004.  Accordingly the dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the notes. The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $1,077 million at September 30, 2005 and of $983 million at September 30, 2004.  The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in Note 7, Dividends.

Operating Results

ANZ’s results for the past three years are summarized below and are discussed under the headings of “Analysis of Major Income and Expense Items”, “Results by Line of Business”, and “Results by Region”, which follow.

	2005	2004	2003
	$M	$M	$M
Years ended September 30
Australian GAAP
Net interest income	5,798	5,254	4,311
Allowance for loan losses charge	(580)	(632)	(614)
Net interest income after allowance for loan losses charge	5,218	4,622	3,697
Non-interest income	3,552	3,391	2,808
Net operating income	8,770	8,013	6,505
Other operating expenses	(4,515)	(4,026)	(3,228)
Operating profit before income tax	4,255	3,987	3,277
Income tax expense	(1,234)	(1,168)	(926)
Operating profit after income tax	3,021	2,819	2,351
Outside equity interest	(3)	(4)	(3)
Net profit attributable to shareholders of the company	3,018	2,815	2,348
US GAAP (1)
Operating profit attributable to ANZ shareholders	3,173	2,788	2,380

(1)   As detailed in Note 57 to the Financial Report, during 2005 the Group undertook a review of its US GAAP reporting which identified several interpretational differences in ANZ’s application of US GAAP.  These differences, which impact the current and prior years, have been adjusted for in 2005 as they are not material.

ANZ recorded a profit after tax of $3,018 million for the year ended 30 September 2005, an increase of 7% over the September 2004 year.  Basic earnings per ordinary share increased 5% (8 cents) to 161 cents at September 30, 2005.  Return on average ordinary shareholders’ equity reduced 0.8% to 17.3% primarily due to the impact of the New Zealand acquisition in the 2004 year.

Analysis of Significant Items

Our management believes that the exclusion of significant items provides investors with a measure to compare the underlying performance of the operating business without the distortion of one-off gains and losses.  Each significant item is non-recurring and therefore is not expected to affect the future financial performance of the Company.

The table below shows the impact of the significant items on our Operating Results for the past three years.

	2005	2004	2003
	$M	$M	$M
Profit before significant items	3,004	2,717	2,348
Significant Items
Recognition of deferred profit from closeout of interest rate swaps upon buy back of TrUEPrS hybrid Tier 1 instrument	—	84	—
Profit from sale of businesses to ING Australia joint venture after tax	—	14	—
Gain on sale of NBNZ Life	14	—	—
Net profit attributable to shareholders of the company	3,018	2,815	2,348

2005

Sale of NBNZ Life and Funds Management businesses

On September 30, 2005 ANZ National sold the NBNZ Life and Funds Management businesses into a joint venture with the ING Group in New Zealand.  A profit after tax on sale of $14 million was recognised.  It is not considered that this is recurring as it resulted from the sale of businesses.  This profit is not recognized for US GAAP purposes as the transaction involved transferring ownership of controlled entities in exchange for a non controlling ownership interest in the joint venture.  Further detail on this transaction are provided on page 58.

2004

TrUEPrS

In the fiscal year ended September 30, 2004, the Group bought back TrUEPrS, a hybrid Tier 1 instrument. Previously deferred income that was earned on close out of interest rate swaps that had been hedging the TrUEPrS distributions was recognized in profit. The $84 million after tax impact of TrUEPrS on the 2004 fiscal year, being the release of deferred swap income of $108 million before tax, $2 million other swap income, the periodic and final cash dividends paid to holders of TrUEPrS ($36 million), the funding benefit from holding TrUEPrS for part of the year, and $28 million income tax expense have been classified as significant items.  This item has not occurred in the past and is unlikely to occur again.

ING Australia completion accounts profit

In the fiscal year ended September 30, 2004, ANZ finalized the completion accounts on the sale of ANZ funds management and insurance businesses to ING Australia. This sale occurred in 2002. The final settlement of this transaction resulted in a $14 million after tax profit.  It is not considered that this is recurring due to final settlement.  This final adjustment to profit on sale has been treated as a significant item for Australian GAAP, consistent with the treatment of profit on sale in 2002.  This profit is not recognized for US GAAP as the transaction involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

2003

There were no significant items for the fiscal year ended September 30, 2003.

Net Profit and Loss

Profit after tax of $3,018 million increased 7% over the 2004 year, 11% after excluding significant items and 10% after also adjusting the 2004 year for an additional two months contribution from NBNZ.

ANZ’s revenue comprises net interest income and other operating income.

Net interest income at $5,798 million was 10% higher ($544 million) than the 2004 year including an additional two months contribution from NBNZ ($137 million).  Net interest income was driven by lending growth of 12%, particularly in Mortgages (14%), and deposit growth in Personal (10%) and Corporate (12%).  Volume growth was partly offset by a 14 basis point decline in margin.  The investment of the proceeds from the December 2004 Euro Trust securities issue increased net interest by $21 million ($14 million after tax) but is Earnings per Share neutral.

Other operating income at $3,552 million increased $161 million (5%).  Other income growth was driven by volume from growth in fees, higher foreign exchange income, notably in the Pacific, and increased private equity earnings.  These increases were offset by reduced profit on trading securities with a higher proportion of income booked as interest.  Income from significant items reduced with the 2004 year including $110 million swap income on the redemption of TrUEPrS.

•      Lending fees increased $41 million (4%) largely as a result of an additional two months contribution from NBNZ and volume related fee increases in Personal and Corporate.

•      Non-lending fees increased $154 million (11%) with a 12% increase in Personal, an additional two months contribution from NBNZ and higher fees in Institutional, New Zealand Businesses and Esanda and UDC.

•      Foreign exchange earnings increased $43 million (10%) largely in offshore sites, particularly PNG and Fiji.

•      Profit on trading instruments reduced $17 million (11%) with a higher proportion of income booked as interest in Institutional due to cash flow funding requirements on derivatives.

•      Other operating income increased $50 million largely in Institutional and Personal.

•      The impact of exchange rate movements increased other operating income by $13 million.

Operating expenses at $4,515 million increased 12% (2004: $4,026 million). This increase was driven by an 8% increase in staff numbers with investment in growth initiatives, NBNZ incremental integration costs, an increased marketing spend and higher compliance costs.

•      Personnel expenses increased $291 million (14%) excluding incremental NBNZ integration costs, driven by an additional two months contribution from NBNZ and an 8% increase in staff numbers.

•      Premises expenses increased $37 million largely reflecting additional space requirements and increased rental expenses.

•      Technology costs reduced $11 million with lower merchant line costs and reduced software amortization

•      Incremental NBNZ integration costs increased $57 million

•      All other operating costs increased $115 million with an additional two months contribution from NBNZ (including goodwill amortization) and an increased marketing and travel spend.  These increases were partly offset by reduced restructuring costs.

•      The impact of exchange rate movements increased cost growth by $31 million.

Asset quality continued to improve:

•      Net specific provisions reduced 19% to $357 million with the reduction principally in Institutional.  This represented a loss rate of 15 basis points compared to the economic loss provision (“ELP”) charge of 25 basis points.

•      Net non-accrual loans reduced 14% to $386 million with lower levels of new non-accrual loans and the realisation of two large power exposures in the US.

•      The Economic Loss Provisions rate reduced 6 basis points over the year in line with the Group’s strengthening risk profile.  The Group Center charge for offshore losses reduced by $41 million (2 basis points) and the Economic Loss Provisions rate reduced in all business units over the September 2004 year reflecting lower risk.

The following trends are expected to have an impact on income from continuing operations:

•      Income increased for the fiscal year ended September 30, 2005 as a result of the consolidation of the full 12 months results of the National Bank of New Zealand following its acquisition on December 1, 2003.  There will not be a corresponding increase in 2006 and subsequent years.

•      Treasury mismatch earnings declined for the fiscal year ended September 30,2005 following an extended period of low and flat yield curves.

•      ANZ has largely completed the process of de-risking its Institutional portfolio.  De-risking commenced in 1998 and by December 2005 has approached its final stages.  The result of the de-risking has been a reduction in income from the offshore Institutional loan portfolio and certain non-core structured finance transactions

•      The tax expense in ING Australia increased for the fiscal year ended September 30,2005 due to the loss of transitional tax relief for life companies from July 1, 2005.  This trend will continue with the full year impact from the loss of transitional tax relief in 2006.

•      De-risking will continue to impact 2006 earnings (net profit after tax impact $45 million) growth following the exit of certain non-core structured finance transactions.

•      NBNZ Incremental integration costs increased for the fiscal year ended September 30, 2005.  This trend is not expected to continue with the costs expected to reduce in 2006 as a result of integration being largely complete as at December 2005.

•      Margins continued to decline through 2005 as a result of:

•    Changes in the composition of the portfolio with a higher proportion of mortgages,

•    Changes in the funding mix with an increased proportion of wholesale funding and customers switching to lower margin (higher rate) deposit products; and

•    Competitive pricing on mortgages and customer deposit products.

These trends are expected to continue into the foreseeable future.

•      Underlying asset volume growth has been strong especially in domestic retail markets although there has been a slow down in the Australian housing market for the fiscal year ended September 30,2005 which has seen a softening in demand for mortgage products.  This trend is expected to continue into the 2006 financial year.

2004

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

•      Profit on trading instruments increased $31 million, with a lower proportion of revenue booked as interest due to funding of cashflows.

•      Other operating income reduced $30 million with a reduction in income received on the TrUEPrS swap partly offset by increased equity income from ING Australia.

During the year ended September 30, 2004 the cost to income ratio remained broadly stable at 45.3%, staying within ANZ’s target range.  ANZ continued to increase investment in organic growth opportunities in the Australian franchise aimed at improving our market share.  Operating expenses increased by $798 million, of which $593 million occurred because of the acquisition of NBNZ (including NBNZ incremental integration costs).  Excluding these factors operating costs increased by $205 million (6%) driven by:

•      Personnel expenses increased $110 million as a result of annual salary increases together with an increase in staff numbers of 775, mainly in:

•      Customer facing positions (600 staff) in New Zealand, Foreign Exchange, Capital Markets, Trade Finance and Personal; and

•      Central functions (155 staff) driven mainly by an escalating compliance focus and project related activity.

•      Technology costs increased by $44 million largely due to costs associated with the rollout of the new telling platform and increased depreciation associated with investments in technology.

•      Premises costs increased $17 million, with increased investments in the branch network and changes in accounting methodology for rental costs.

•      The appreciation of the Australia dollar suppressed cost growth by $39 million.

Asset quality continued to improve with the economic loss provision rate down 6 basis points.  This reflected a reduction in the additional charge taken in the Corporate Center for the offshore losses and the increased proportion of lower risk domestic assets.  Net specific allowance for loan losses reduced 19% to $429 million with the reduction assisted by the de-risking of the offshore book.

Impact of NBNZ on September 2005 results

The fiscal year ending September 30, 2004 included only ten months contribution from NBNZ ($195 million) following its acquisition from Lloyds TSB on December 1, 2003 whereas the fiscal year ended September 30, 2005 include a full 12 months contribution from NBNZ.  The additional 2 months contribution has resulted in an increase in income, expenses and profit.  As the NBNZ businesses have been integrated into ANZ businesses it is not possible to separately determine the contribution from NBNZ in the 2005 fiscal year.

To assist the reader to analyze the income and expense trends, commentary comparing 2005 with 2004 has quantified the impact of the additional two months contribution as half the published four month profit reported to March 31, 2004.

The following table shows the contribution from NBNZ in the 2004 fiscal year.

	Ten	Four	Half of four
	months to	months to	months to
	Sep 04	Mar 04	Mar 04
	$M	$M	$M
Net interest income	708	273	137
Other operating income	259	106	53
Operating income	967	379	190
Operating expenses	(572)	(222)	(111)
Profit before debt provision	395	157	79
Profit for doubtful debts	(62)	(27)	(14)
Profit before income tax	333	130	65
Income tax expense & Outside equity interest	(138)	(54)	(27)
Net profit	195	76	38

Analysis of Major Income and Expense Items

Net interest income

The following table analyzes net interest income, interest spread and net interest average margin for Australia, New Zealand and overseas markets. Interest income figures included as part of spread and margin calculations are presented on a tax-equivalent basis.

Years ended September 30	2005	2004	2003
	$M	$M	$M
Interest income	17,427	14,117	10,215
Interest expense	(11629)	(8863)	(5904)
Net interest income	5,798	5,254	4,311
Average interest earning assets	248,304	212,153	162,154

Interest spreads and net interest average margin	2005	2004	2003
	%	%	%
Australia
Gross interest spread adjusted to include interest forgone	1.92	2.11	2.31
Interest forgone on impaired assets (1)	(0.01)	(0.02)	(0.02)
Net interest spread (2)	1.91	2.09	2.29
Interest attributable to net non-interest bearing items	0.43	0.39	0.41
Net Interest average margin (3)- Australia	2.34	2.48	2.70
New Zealand
Gross interest spread adjustments to include interest forgone	1.86	2.08	2.30
Interest forgone on impaired assets (1)	(0.01)	(0.01)	—
Net interest spread (2)	1.85	2.07	2.30
Interest attributable to net non-interest bearing items	0.51	0.43	0.62
Net interest average margin (3)- New Zealand	2.36	2.50	2.92
Overseas markets
Gross interest spread adjusted to include interest forgone	1.05	1.34	1.37
Interest forgone on impaired assets (1)	(0.02)	(0.04)	(0.07)
Net interest spread (2)	1.03	1.30	1.30
Interest attributable to net non-interest bearing items	0.49	0.25	0.15
Net interest average margin (3)- Overseas markets	1.52	1.55	1.45
Group
Gross interest spread adjusted to include interest forgone	1.86	2.08	2.28
Interest forgone on impaired assets (1)	(0.01)	(0.02)	(0.03)
Net interest spread (2)	1.85	2.06	2.25
Interest attributable to net non-interest bearing items	0.50	0.43	0.42
Net interest average margin (3)-Group	2.35	2.49	2.67

(1)   Refer Note 14 to the Financial Report

(2)   Average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities

(3)   Net interest income as a percentage of average interest earning assets

Years ended September 30	2005	2004	2003
Average rates
Average Australian reference lending rate charged by ANZ	9.2%	9.0%	8.6%
Average Australian variable housing loan rate charged by ANZ	6.7%	6.0%	6.2%
Average Australian 90 day fixed term deposit rate (1)	3.6%	3.7%	3.2%
US average prime rate (2)	5.7%	4.1%	4.2%

(1)   Source: Reserve Bank of Australia.

(2)   Source: “Datastream”.

2005

Volume

Average net loans and advances grew by $33.3 billion (18%) with growth attributable to Personal ($12.9 billion or 15% with $11.2 billion in Mortgages), Institutional ($5.6 billion or 27%), Corporate ($2.0 billion or 16%) and New Zealand Business ($12.6 billion or 26%) including exchange rate impacts from a stronger New Zealand dollar ($1.8 billion) and the first full year from NBNZ.  Average net loans and advances reduced by $0.7 billion (7%) in Overseas Markets as a result of the strategy to reduce higher risk exposures and the exchange rate impact of an appreciating Australian dollar ($0.3 billion).

Average deposits and other borrowings grew $21.0 billion (13%) with growth in Treasury ($4.4 billion) to fund asset growth, Personal Banking ($3.7 billion or 10%), Institutional ($3.0 billion or 18%), and Corporate ($1.6 billion or 10%).  Average deposits and other borrowings increased in New Zealand ($9.0 billion or 20%), driven by Treasury ($2.6 billion) and exchange rate impacts ($1.7 billion).  Average deposits and other borrowings declined ($2.0 billion or 9%) in Overseas Markets, reflecting the substitution of offshore commercial paper issuance with domestic certificates of deposit, and a $0.9 billion reduction resulting from exchange rate movements.

Margin

Net interest average margin contracted by 14 basis points from the 2004 year:

•      Funding mix (-3 basis points)

Changes in the funding mix reduced the net interest margin by 3 basis points due to substitution of wholesale funding for customer deposits (3 basis points), with offsetting impacts from movements in customer deposit mix and an increase in net non-interest bearing interest items.

•      Asset mix (-3 basis points)

Movements in the composition of assets in the portfolio negatively impacted the net interest margin by 3 basis points.  This reflects growth in lower yielding Mortgage and Institutional assets (1 basis point) and declining proportions of higher yielding Esanda and UDC, Corporate and Structured Financing and Consumer Finance (3 basis points) lending, partly offset by a decline in liquid assets (-1 basis point).

•      Competition (-7 basis points)

Competitive pressures reduced margins by 7 basis points with this impact arising mainly in Mortgages (particularly in New Zealand), Institutional, Esanda and higher yielding customer deposits, plus migration of customers to lower yielding credit cards and New Zealand fixed rate mortgages (2 basis points).

•      Wholesale rates (nil)

Wholesale rate movements had offsetting impacts with less basis risk in variable rate mortgages and credit cards (1 basis point) and increased earnings from the investment of capital and rate insensitive deposits (3 basis points), offset by reduced Treasury mismatch earnings (4 basis points).

•      Other items (-1 basis point) include:

•          increased retail broker payments (-1 basis point)

•          reduced earnings from foreign exchange revenue hedging (-3 basis points)

•          lower funding costs associated with unrealized trading gains decreased as a result of movements in the AUD.  This increase (+1 basis point) is reflected in the net interest margin, however it is directly offset by an equivalent reduction in trading income

•          reduced interest forgone on non-accrual loans (+1 basis point)

•          increased proportion of credit cards earning interest (+1 basis point)

2004

Net interest income at $5,254 million was 22% ($943 million) higher than 2003. Excluding significant items and NBNZ, net interest increased 5% ($233 million) to $4,544 million.

Volume

Average net loans and advances grew by $44.8 billion (32%) overall with growth attributable to the acquisition of NBNZ ($26.4 billion), Personal ($14.4 billion or 22% with $13.0 billion in Mortgages), Corporate ($2.3 billion or 22%) and Institutional ($1.8 billion or 10%). Average net loans and advances reduced by $2.4 billion (20%) in overseas markets as a result of the strategy to reduce higher risk exposures ($1.1 billion) and the exchange rate impact of a stronger Australian dollar ($1.3 billion).

Average deposits and other borrowings grew $37.2 billion (31%), with growth from the NBNZ acquisition ($25.3 billion), Treasury ($3.4 billion) to fund asset growth, Personal ($3.4 billion or 10%), and Corporate ($1.7 billion or 13%). Average deposits and other borrowings were flat in overseas markets, with increases resulting from greater commercial paper issuance in the US offset by a $2.6 billion reduction resulting from exchange rate movements.

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

Non Interest Income

Years ended September 30	2005	2004	2003
	$M	$M	$M
Fee income
Lending	1,043	1,002	933
Other	1,573	1,419	1,115
Total fee income	2,616	2,421	2,048
Foreign exchange earnings	454	411	348
Profit on trading instruments	134	151	110
Other income	334	284	302
Non interest income excluding significant items	3,538	3,267	2,808
Significant items (1)	14	124	—
Total other income	3,552	3,391	2,808

(1)     Comprises $14 million after tax gain on sale of NBNZ Life in the fiscal year ended September 30, 2005 and $110 million TrUEPrS swap income and $14 million after tax for gain on finalizing ING Australia completion accounts in the fiscal year ended September 30, 2004.

2005

Non-interest income increased $161 million (5%) or $271 million (8%) after excluding significant items, with an additional two months contribution from NBNZ in the fiscal year ended 2005 of $53 million.

2004

Non-interest income in the fiscal year ended 2004, at $3,391 million, was $583 million (21%) higher than the September 2003 year.  Excluding $124 million significant items, other operating income increased $459 million (16%) due largely to a $259 million contribution from NBNZ.

Non-interest income excluding significant items and NBNZ increased 7% ($200 million).

Fee Income

2005

Fee income increased $195 million (8%) including $37 million from the additional two months contribution from NBNZ.

•      Lending fee income increased $41 million (4%):

•      The additional two months contribution from NBNZ was $10 million.

•      Personal increased $12 million (7%) with volume related increases in Consumer Finance and increased package registration and honour fees in Banking Products.

•      Corporate increased $13 million (6%) driven by increased lending volumes.

•      Asia Pacific increased $4 million (20%) due to increases in loan approval fees in Kiribati, Fiji and Tonga as a result of lending growth.

•      Esanda and UDC increased $2 million (5%) due primarily to the full year impact of changes in the fee structure for business lending made in February 2004.

•      Institutional decreased $3 million (1%) with a $7 million reduction in Client Relationship Group due to lower commercial bill fee income as a result of lower volumes and bill margins, offset by a $3 million increase in Trade and Transaction Services from expansion in trade business and a $3 million increase in structured debt fees in Corporate and Structured Financing.

•      Non-lending fee income increased $154 million (11%):

•      The additional two months contribution from NBNZ was $27 million.

•      Personal increased $70 million (12%) with a $31 million (8%) increase in Consumer Finance driven by volume growth, a rise in cross sell initiatives and higher Bpay revenue.  Wealth Management increased $21 million (29%) as a result of increased income generated by financial planners.  Banking Products increased $16 million (14%) driven by an uplift in account service and transaction fees with growth in the number of transaction accounts.

•      Institutional increased $24 million (7%).  Corporate and Structured Financing increased $18 million (17%) due to strong performances across Debt Capital Markets, Capital Solutions and advisory fees and Trade and Transaction Services increased $9 million (5%) reflecting growth in the custody business.

•      New Zealand increased $15 million after adjusting for the additional two months contribution from NBNZ ($27 million) mainly as a result of the appreciation in the NZD.

•      Esanda and UDC grew $12 million (27%) with an emphasis on generating revenue through the provision of value-added fleet management services and higher predetermination fees from improved collection rates.

2004

Total fee income increased $183 million (9%).

Lending fee income increased $18 million (2%):

•      Corporate increased $15 million (8%) with $4 million higher loan approval fees with increased lending volumes arising from an increased investment in front line staff and $7 million additional commercial bill fees.

•      Personal increased $9 million (5%) with Banking Products up $5 million (9%) driven by growth in “Breakfree” package fees (banking products package for home buyers and residential property investors) with stronger marketing of this offer in the fiscal year ended 2004. There was also an increase in Cards and Merchant Services ($3 million) due to the popularity of the Premier Select product (packaged fee for mortgage and card products).

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

Non-lending fee income increased $165 million (15%):

•      Personal increased $112 million (23%) due largely to the $38 million under-accrual of loyalty points on co-branded cards which reduced income in the fiscal year ended 2003, higher merchant revenue and improved business conditions generally. In addition there was a $13 million increase in Banking Products, with growth in fees from core deposit transaction products, higher volume related non-ANZ ATM fees and Executor and Trustee management fees, $3 million increase in insurance commissions and $6 million increase from financial planners driven by an improving Funds Management industry outlook and changes to the pension rules.

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

Foreign Exchange Earnings

2005

Foreign exchange earnings increased $43 million (10%) with an additional two months contribution from NBNZ ($11 million).  Markets increases were primarily driven by offshore sites, particularly in the Pacific where tourism and increased trade benefited PNG and Fiji.  Trade and Transaction Services increases were as a result of new revenue channels in Melbourne and Brisbane for international payments as well as improved volumes and spreads.

2004

Foreign exchange earnings increased $16 million (4%):

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

Profit and Loss on Trading Instruments

2005

Profit on trading instruments decreased $17 million (11%) with a higher proportion of income booked as interest and a higher cost of the hedge of capital investment earnings in ING Australia ($12 million) reflecting stronger equity markets in the fiscal year ended 2005.  This is offset in higher equity accounted income from ING Australia which is reported in other operating income.  The additional two months contribution from NBNZ was $2 million.

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

•      Income on the hedge of capital investment earnings in ING Australia reduced $10 million, reflecting stronger equity markets in the fiscal year ended 2004.

•      Corporate and Structured Financing decreased $5 million as profit on sale of available for sale securities in the fiscal year ended 2003 was not repeated.

Other Income

2005

Other operating income increased $50 million (18%) including the additional two months contribution from NBNZ ($3 million).

•      Institutional increased $19 million with Corporate and Structuring Financing increasing $15 million due to improved private equity and infrastructure trust earnings and Markets making a $10 million gain on sale of Sydney Futures Exchange shares in the fiscal year ended 2005, offset by an $11 million reduction in Client Relationship Group due to finalisation of the sale of development properties in the fiscal year ended September 30, 2004.

•      Personal increased $18 million (14%) with Consumer Finance increasing $7 million largely from profit sharing arrangement with Diners, Banking Products increasing $3 million due to strong equity accounted earnings from E*Trade, and Wealth Management increasing $9 million due to increased equity accounted profit from ING Australia reflecting stronger equity markets, growth in funds under management, a favourable claims experience and increased insurance sales through the ANZ network.

•      Esanda and UDC increased $4 million mainly due to the $7 million impact of aligning the revenue recognition on leases in the New Zealand fleet business with Group accounting policies.

•      Corporate increased $3 million due to earnings from private equity investments reflecting the success of the “Wall St to Main St” strategy.

•      Asia Pacific reduced $6 million as a result of lower equity accounted income from PT Panin Bank with lower provision adjustments included in equity accounted earnings ($15 million) and a $11 million withholding tax credit in the fiscal year ended 2004 partly offset by an improved core business performance.

Movements in exchange rates increased total other income by $13 million.

2004

Other operating income decreased $30 million (10%)

•      A reduction in swap income on the TrUEPrS transaction that contributed $71 million in the fiscal year ended 2003. This reduction has suppressed growth in profit after tax by 2% with the offset being lower preference share coupons.

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

•      In the Group Center the release of ING warranty provisions was largely offset by a provision for loss on sale of the Martin Place property.

•      Institutional Banking reduced with a $27 million profit before tax on the sale of development properties in the fiscal year ended 2003.

Non-Interest Expenses

Years ended September 30	2005	2004	2003
	$M	$M	$M
Personnel expenses	2,413	2,122	1,750
Premises expenses	390	353	295
Computer expenses	541	552	465
Goodwill amortization	179	146	18
Other expenses	865	772	640
Restructuring	49	60	60
NBNZ incremental integration costs (1)	78	21	—
Non-interest expenses	4,515	4,026	3,228

(1) These costs are personnel costs of $36 million (2004: $9 million, 2003: $nil), computer costs of $17 million (2004: $1 million. 2003: $nil), and other costs of $25 million (2004: $11 million, 2003: nil).

2005

Operating expenses increased $489 million (12%) over the 2004 year partly due to the inclusion of a full twelve month contribution from NBNZ ($111 million including additional goodwill amortisation.  Refer page 33) and increased NBNZ incremental integration costs of $57 million.

2004

Operating expenses increased $798 million (25%) with a $572 million increase (including $128 million goodwill amortisation) largely as a result of the NBNZ acquisition and $21 million NBNZ incremental integration costs.

The following explanations on 2004, exclude the additional costs resulting for the NBNZ acquisition.  The following explanations for both 2005 and 2004 exclude NBNZ incremental integrations which have been reported on a separate line in the table above.  Refer to page 59 for a discussion of Integration activities.

Personnel Expenses

2005

Personnel expenses increased $291 million (14%) partly due to the additional two months contribution from NBNZ ($50 million).  Adjusting for this, personnel costs increased $241 million (11%) as a result of annual salary increases together with a 2,221 (8%) increase in staff, mainly in the following business units:

•      Staff numbers in Personal increased by 8%.  Consumer Finance increased by 19% to deal with increased volumes and cross sell activity and higher card acquisition activity, including white labelled card initiatives.  Retail Banking increased by 6% due to 15 new branch openings, forward hire for a further 6 new branch openings in early 2006 and higher staff levels to cover increasing network volumes.  Regional Commercial and Agribusiness Products increased 5% to support the “take a fresh look” campaign.

•      New Zealand Businesses increased by 6% due to the “ANZ Turnaround” program including increases in branch network staffing levels, a rise in Corporate Banking to support business growth and increases in support staff driven largely by information technology staff with the transition of systems to New Zealand.

•      Group Center staff numbers were up 10% with Operations, Technology and Shared Services increasing 6% due to technology project-related activity in India.

•      Asia Pacific staff numbers were up 11% due mainly to the formation of the ANZ Royal Bank joint venture in Cambodia, an increase in staffing in Amerika Samoa Bank and rural banking initiatives in Fiji.

•      Corporate increased 10% driven by a significant investment in frontline staff in Small Business Banking and continued investment in Corporate and Business Banking.

•      Institutional increased 6% due to a 21% increase in Trade and Transaction Services reflecting business expansion particularly in the Trade Finance and Custodian Service businesses.

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

•      Personal increased by 138 (2%) with an increased number of financial planners in Personal Distribution, front line staff in Rural Banking, and operations staff in Mortgages to service continued high levels of customer activity offset by a reduction in Cards and Merchant Services following the wind down of temporary staff in the customer service team to handle a temporary higher level of calls associated with the RBA interchange reform project.

•      Group Center up 155 (4%) with Central Functions staff numbers increasing by 96 driven principally by the escalating focus on compliance and an additional 54 staff in Operations, Technology and Shared Services largely due to technology resources and project related activity.

Premises Expenses

2005

Premises costs increased $37 million (10%) with the additional two months contribution from NBNZ ($7 million).  The increase was largely in rental expense reflecting additional space requirements, new ATMs, market increases and the sale and lease back of certain properties. There was also a rise in the cost of security services.

2004

Premises costs increased $17 million (6%):

•      Personal increased $10 million (6%) with an increased investment in the branch network including 3 new branches, 9 branch relocations and associated refurbishments, and 37 completed branch refurbishments.

•      Operations, Technology and Shared Services increased $6 million (17%) reflecting the impact of a change in the method of accounting for rental costs from and including the fiscal year ended September 30, 2003.

Computer Expenses

2005

Computer costs decreased $11 million (2%) despite the additional two months contribution from NBNZ ($9 million).  The reduction was mainly in Personal, down $19 million due to lower merchant acquiring line costs, certain branch banking software now being fully amortized and a higher level of project related technology spend in the fiscal year ended September 30, 2004.

2004

Computer costs increased $44 million (9%):

•      Personal increased $37 million (23%) largely due to costs associated with the rollout of the new telling platform and increased depreciation associated with investments in technology.

•      Operations, Technology and Shared Services increased $5 million (3%) as a result of lower capitalisation of project work.

Other Expenses

2005

Goodwill amortisation expense increased $33 million (23%), principally as a result of an additional two months amortisation of goodwill arising on acquisition of NBNZ.

Other expenses increased $93 million (12%) with the additional two months contribution from NBNZ ($18 million).  Adjusting for this other expenses increased $75 million:

•      Advertising spend increased $31 million including expenditure on the “ANZ Now” and “ANZ Bank of the Year” advertising campaigns.

•      Travel expenses increased $24 million with Operations, Technology and Shared Services increasing $7 million which included increased travel to Indian based technology operations and smaller increases spread across most business units.

•      Non-lending losses increased $13 million mainly as a result of cheque conversion losses.

2004

Goodwill amortization expense increased $128 million primarily from amortization of goodwill arising on the acquisition of NBNZ.

Other expenses increased by $36 million (6%):

•      Marketing expenses increased $14 million (15%) mainly in Personal due to expenditure on campaigns including the “ANZ Now”, “ANZ Bank of the Year” and the low rate MasterCard campaigns.

•      Travel costs increased $10 million across most business units.

•      Insurance costs increased $10 million as a result of a market wide increase in insurance premiums and the renewal of ANZ’s long term insurance contract.

Restructuring Expenses

2005

Restructuring expenses of $49 million were recognised in 2005, a reduction of $11 million from 2004.  The main components of the 2005 charge were a $20 million write-down of the Sales and Service Platform in the branch network and termination and other staff costs associated with ongoing business initiatives in response to changing market conditions that demand streamlining front and back offices across business units.

In 2005 approximately 47% of restructuring expenses related to one time termination and other staff benefits and for excess premises space (2004: 37%) with the remainder largely technology costs.

The total restructuring provision as at September 30 was distributed as follows:

Years ended September 30	2005	2004	2003
	$M	$M	$M
Termination and staff benefits	68	73	58
Excess premises	6	10	22
Other contract termination and associated costs	3	23	12
Total	77	106	92

Restructuring Provision (Total)(3)

	Termination and Staff Benefits	Excess Premises	Other Contract Termination and Associated Costs (1)	Total
	$m	$m	$m	$m
Carrying amount at beginning of the year - October 1, 2004	73	10	23	106
Provision made during year	51	—	6	57
Payments made during the year	(20)	(1)	(26)	(47)
Release of provisions (2)	(36)	(3)	—	(39)
Carrying amount at end of year - September 30, 2005	68	6	3	77

(1)   Includes software writedowns

(2)   Includes foreign currency movement

(3)   The NBNZ restructuring provision for 2005 cannot be disclosed separately as NBNZ has been fully integrated with the New Zealand operation

All restructuring costs are expensed and recorded as operating expenses.

Note 27 to the Financial Report provides additional details on the movements in the provision for restructuring costs.

Details of major projects including expected total spend and spend to date

	Expected Total Spend	Spend to date
	$m	$m
ANZ National integration: Integration of ANZ Bank and NBNZ (restructuring component)	23	9
Personal Banking SSP Genie Project	20	20
Institutional Financial Services business unit restructure	27	14
OTSS restructure	23	3

2004

Restructuring Provision (excluding NBNZ)

	Termination and Staff Benefits	Excess Premises	Other Contract Termination and Associated Costs (1)	Total
	$m	$m	$m	$m
Carrying amount at beginning of the year - October 1, 2003	58	22	12	92
Provision made during year	24	—	40	64
Payments made during the year	(11)	(10)	(43)	(64)
Release of provisions (2)	(6)	(7)	(2)	(15)
Carrying amount at end of year - September 30, 2004	65	5	7	77

Restructuring Provision (NBNZ)

Carrying amount at beginning of the year - October 1, 2003	—	—	—	—
Acquisition provision (NBNZ)	7	7	13	27
Provision made during year	3	—	2	5
Payments made during the year	(2)	(2)	—	(4)
Release of provisions (2)	—	—	1	1
Carrying amount at the end of the year - September 30, 2004	8	5	16	29

Total Restructuring Provision 2004

Carrying amount at beginning of the year - October 1, 2003	58	22	12	92
Acquisition provision (NBNZ)	7	7	13	27
Provision made during year	27	—	42	69
Payments made during the year	(13)	(12)	(43)	(68)
Release of provisions (2)	(6)	(7)	(1)	(14)
Carrying amount at end of year - September 30, 2004	73	10	23	106

(1)   Includes software writedowns.

(2)   Includes foreign currency movement.

Restructuring expenses of $60 million were recognized in the fiscal year ended September 30, 2004 (2003: $60 million). The main components were the write-off of capitalized software on the Next Generation Switching project following the decision to consolidate the ATM and EFTPOS networks for ANZ and NBNZ on the Tandem platform and the write-down of hardware and software developed to significantly increase the functionality of ATMs.

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

Details of major projects including expected total spend and spend to September 30, 2004

	Expected Total Spend	Spend to date
	$m	$m
ANZ National integration: Integration of ANZ Bank and NBNZ	26	2
Next Generation Switching project: Tandem System replacement product	32	32
Institutional Financial Services business unit restructure	23	—
Replacement Transaction Banking System	21	21

Pension Payments

Pension payments are the principal post-retirement benefit. Other post-retirement benefits (which chiefly comprise reduced fees on bank accounts) are not material. Health care is provided to Australian citizens by the government. Accordingly, ANZ does not provide post-retirement health insurance in Australia. Some post-retirement health care is provided in Japan and the United Kingdom.

Allowance for Loan Losses Charge

For discussion of ANZ’s Allowance for Loan Losses Methodology, refer page 76.

2005

The Group allowance for loan loss charge was $580 million, a decrease of $52 million (8%) over the September 2004 year.  This improvement reflects the strong underlying credit quality and the cessation of the Group Center charge for offshore losses (September 2004: $41 million).

The allowance for loan loss rate decreased 6 basis points over the year in line with the Group’s strengthening risk profile, including strong growth in secured Mortgage products.  All Business Units experienced reductions in the allowance for loan loss rate over the year.

In September 2004 an additional charge of $41 million (2 basis points) was taken to recognize continued uncertainty and expected levels of default in the offshore lending portfolios, primarily in the UK, US and Europe due to potential “Fallen Angels” risk and residual risk in the Telecommunications and Power sectors.  In 2005 this Group Center charge was discontinued as ANZ has largely completed de-risking its offshore portfolio by removing high-risk assets and has developed asset writing strategies that discourage business in non core markets, unless supporting a core business relationship.  As a result overall offshore lending has reduced from 9% of total lending assets in the year ended 2002 to 4% in the year ended 2005.

The net specific allowance for loan loss was $357 million, down $86 million from the year to September 30, 2004.  This reduction is a factor of lower large single name losses, coupled with low default levels and strong recoveries, as expected at such a strong point in the credit cycle.  This result follows a sustained period of de-risking, including the progressive re-mixing of the portfolio between Retail and Commercial assets, particularly lower risk Mortgage products.  The net specific allowance for loan losses increased $55 million in the New Zealand Businesses, this was due to exposure to two medium sized corporate accounts and a few smaller exposures impacted by the significant downturn in the apple and pear export market.

	Allowance for Loan Loss Charge 2005	Net Specific Allowance for Loan Loss 2005	Allowance for Loan Loss Charge 2004	Net Specific Allowance for Loan Loss 2004	Allowance for Loan Loss Charge 2003	Net Specific Allowance for Loan Loss 2003
	$M	$M	$m	$m	$m	$m
Personal	198	146	183	137	n/a	n/a
Institutional	139	(17)	160	166	n/a	n/a
Corporate	66	41	61	43	n/a	n/a
New Zealand Businesses	92	91	97	36	n/a	n/a
Esanda and UDC	62	72	67	47	n/a	n/a
Asia Pacific	23	24	23	14	n/a	n/a
Group Center	—	—	41	—	n/a	n/a
	580	357	632	443	n/a	n/a

	Allowance for Loan Loss Charge 2004	Net Specific Allowance for Loan Loss 2004	Allowance for Loan Loss Charge 2003	Net Specific Allowance for Loan Loss 2003
	$m	$m	$m	$m
Personal	183	138	169	131
Institutional	159	171	165	217
Corporate Australia	59	43	55	63
New Zealand Business	99	30	37	20
Esanda and UDC	67	47	63	72
Asia Pacific	23	14	19	1
Group Center	42	—	106	23
	632	443	614	527

(1)   Line of business breakdown for 2003 cannot be provided on a comparable basis to 2004 and 2005 without unreasonable effort or expense.

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

The net specific allowance for loan losses was $443 million, down $84 million from the year to September 2003.  The reduction in losses is principally in the international operations of Institutional, which fell $121 million over the year.  Net specific allowance for loan losses in the Australian and New Zealand portfolios increased over the year by 11% and 56% respectively.  The increase in Australia was primarily due to a provision raised for Reach ($87 million), whilst in New Zealand the acquisition of NBNZ added an additional $14 million over the year.  As a percentage of average net lending assets, net specific allowance for loan losses reduced to 22 basis points, down from 34 basis points in September 2003.

The Group’s general allowance for loan loss balance at September 30, 2005 was  $2,167 million (0.99% of risk weighted assets) an increase of $175 million from $1,992 million (1.01% of risk weighted assets) at September 30, 2004.  This represents a surplus of $525 million over the APRA minimum guideline.

Income Tax Expense

Years ended September 30	2005	2004	2003
	$M	$M	$M
Total income tax expense including significant items	1,234	1,168	926
Effective tax rate	29.0%	29.3%	28.3%
Australian corporate tax rate	30%	30%	30%

2005

The Group’s income tax expense increased by $66 million to $1,234 million resulting in an effective tax rate of 29.0%, a decrease of 0.3% from the September 2004 year.  This decrease reflects the net effect of several small items including the non-taxability of profit on sale of the NBNZ Life and Funds Management businesses and the Sydney Futures Exchange shares and higher earnings in lower tax rate jurisdictions.  This has been partly offset by higher goodwill amortisation due to a full year contribution from NBNZ and the lower tax benefit due to the run off of certain New Zealand structured financing transactions.

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

Results by Line of Business

Years ended September 30 (1)	2005	2004	2003
	$M	$M	$M (2)
Personal	1,013	883	n/a
Institutional	923	857	n/a
Corporate	376	341	n/a
New Zealand Businesses	614	513	n/a
Esanda and UDC	159	143	n/a
Asia Pacific	95	111	n/a
Operating Segments Total	3,180	2,848	n/a
Group Center (5)	(176)	(131)	n/a
Profit excluding significant items (4)	3,004	2,717	n/a

As published in the September 2004 Financial Report

	2004	2003
	$M	$M
Personal	802	693
Institutional	788	802
Corporate Australia	344	311
New Zealand Business	584	211
Esanda and UDC	143	129
ING Australia	108	82
Asia Pacific	111	100
Operating Segments Total	2,880	2,328
Group Center (5)	(163)	20
Profit excluding significant items (4)	2,717	2,348

(1)   Results are equity standardized. Refer definition on page 138 of the Financial Report.

(2)   Results for the fiscal year ended September 30, 2003 have been restated to reflect changes to line of business in the fiscal year ended September 30, 2004.

(3)   Line of Business results for 2003 cannot be provided on a comparable basis to 2004 and 2005 without unreasonable effort and expense.  Management and reporting structures, revenue sharing arrangements and cost allocations have changed between 2004 and 2005.  2004 financial data has been restated to be comparable to 2005, however, restating 2003 data is unduly burdensome.

In addition ANZ believes that a comparison of the fiscal year ended September 30, 2004 line of business results with 2003 results in a format that reflects the management and reporting structures that applied in 2004 financial year, which gives a better indication and comparison of business performance in that time period than artificially restating numbers to reflect 2005 management and reporting structures.  Refer to the table above for line of business results under these 2004 management and reporting structures as published in the September 2004 Financial Report.

(4)   Significant items are detailed on page 29.

(5)   Includes Treasury, Operations, Technology and Shared Services, Corporate Center, Risk Management and Group Financial Management and goodwill amortization.

During the year ended September 30, 2005, ANZ managed its business activities along the following lines of business: Personal Banking Australia, Institutional, Corporate, New Zealand Businesses, Esanda and UDC, Asia Pacific and Group Center.

The following commentary compares the 2005 result with the results for 2004.  Commentary comparing the 2004 result with the result for 2003 has also been included.  This has not been restated to reflect changes to lines of business in the fiscal year ended September 30, 2005 for reasons noted in footnote 3 of the table above.

2005

Personal comprises Regional Commercial and Agribusiness Products, Banking Products, Mortgages, Consumer Finance, Wealth Management and other (including the branch network, Private Banking and marketing and support costs).

Profit after tax increased by 15% with strong performances across all businesses.  Credit card lending grew by 21%, Mortgage lending increased 14% and deposits grew 10%, making ANZ the number three retail bank in Australia (as measured by share of main financial institutions).  Within Other, a strong performance in Private Banking was offset by higher marketing and brand spend.  Staff engagement was at record levels and customer satisfaction for the year to August 2005 (as measured by Roy Morgan Research) was up 1.7% to 75.3%, the highest of the major Australian banks.  Performance was underpinned by our award-winning product range, winning Personal Investor Bank of the Year award for the sixth straight time, and the continuing re-investment and expansion in our distribution network to improve convenience and simplicity for customers.

Significant factors affecting the result were:

•      Net interest income increased 10%.

Mortgages net interest income increased 14%, consistent with lending growth.  Consumer Finance net interest income grew 11% with lending growth of 21% being offset in part by a margin decrease of 12 basis points, due largely to growth in the low rate MasterCard product.  Regional Commercial and Agribusiness Products net interest income increased 10% with lending growth of 15% offset by a 30 basis point reduction in margin due to mix and competitive pressures.  Banking Products net interest income increased 5% underpinned by 9% growth in deposit volumes mainly in lower margin cash management and term deposit products.

•      Other external operating income increased $101 million (11%).

Fee income increased by $83 million (11%).  Banking Products fees increased by 12% underpinned by 8% growth in the number of Transaction accounts and new fee initiatives.  Wealth Management fees increased 28% driven by higher sales through our financial planners.  Consumer Finance fees grew 9%, reflecting increases in merchant and credit card accounts.

Other operating income increased by $18 million (14%) due to increased equity accounted income from ING Australia operating businesses and E*Trade, and the profit sharing arrangement with Diners.

•      Operating costs increased 7%.  Personnel costs were up 11% due to both increases in salaries and staff numbers (up 697 or 8%), mainly in the front line to handle higher business volumes and service new points of representation.  Computer expenses decreased $19 million (10%) due to lower merchant acquiring line costs, a high level of technology spend in the previous year and certain branch banking software now being fully amortized.  Premises costs increased by $26 million reflecting the Footprint expansion including opening 15 new branches and installing 330 (net) new ATMs, and security upgrades.  Other costs increased $28 million reflecting increased marketing spend in Cards and Mortgages, “ANZ NOW” brand advertising, and increased EFTPOS interchange expenses driven by account acquisition.

•      Allowance for loan loss charge increased by 8% reflecting volume growth in mortgages partly offset by higher recoveries in credit cards.  Non-accrual loans remained stable reflecting continuing sound credit quality in existing businesses.

Institutional comprises Client Relationship Group, Trade and Transaction Services, Markets, Corporate and Structured Financing and Non-Continuing Business.

Profit after tax increased by $66 million (8%), including an additional two months’ contribution from NBNZ of $16 million.  The impact of exchange rate movements was immaterial.  The result reflects the successful outcomes of strategic initiatives to return the business to sustainable growth.  This was achieved despite a $18 million reduction in earnings following the sale of the London-headquartered project finance business and the exit from certain non-core structured finance transactions.  The focus of the business is now on further initiatives to deliver revenue growth, combined with disciplined use of capital and continuing strong risk management.

Profit increased in three of the four Institutional businesses.  Strong deal flow and increased M&A activity delivered a 32% earnings increase for Corporate and Structured Financing’s continuing business, while an improved performance from the International Trade Finance business underpinned a 13% increase for Trade and Transaction Services. Profit from Markets increased by 15%, due to stronger client sales activity.  Asset growth in the Client Relationship Group was offset by tighter credit spreads and competitive pressures, resulting in reduced margins and a 2% decrease in earnings.

Significant factors affecting the result were:

•      Net interest income grew by $54 million (8%).  Trade and Transaction Services increased $37 million due to increased lending and deposit volumes and improved margins in International Trade Finance.  Markets increased $20 million as a reduction in funding costs associated with unrealised trading gains resulted in a higher proportion of revenue being booked as interest.  Client Relationship Group increased by a modest 2%, with lending growth of 18% offset by ongoing margin erosion.  Net interest from non-continuing operations decreased by $23 million due to the sale of the London-headquartered project finance business.

•      Overall loan volumes increased 15%, deposit volumes increased 10% and net interest margin decreased by 13 basis points.

•      Other operating income increased $77 million (6%).  Markets increased $37 million (8%) on the back of strong client flow. Corporate and Structured Financing increased other operating income by $37 million (20%), reflecting the contributions from structured debt, advisory and the private equity portfolio.  This result was offset by a decrease of 6% in Client Relationship Group, due to lower fee income and a $14 million reduction in non-continuing operations.

•      Operating expenses have increased by 6%, reflecting investment in people and systems in the transaction banking and custodian services businesses.

•      Allowance for loan loss charge was 13% lower reflecting improved credit quality and lower offshore exposures, including the London project finance assets.  Net specific provisions were $183 million lower, with no individually large new specific provisions in the year and writebacks on some offshore accounts.  Net non-accrual loans have decreased by 44% due to continuing improvements in the portfolio quality.

•      Income tax expense increased $33 million, driven by increased profit and reduced non-taxable income, as certain structured finance transactions roll off.

Corporate comprises Corporate Banking Australia, Business Banking Australia and Small Business Banking.

Profit after tax increased by 10%.  Significant influences on the result were:

•      Net interest income increased 9% driven by growth in both average lending (13%) and average deposits (10%).

The growth in average lending (Corporate Banking 10% and Business Banking 16%) and average deposit volumes (Corporate Banking 12%, Business Banking 9% and Small Business Banking 12%) resulted from a continued focus on new customer acquisition as well as growth from existing customers.  Key factors in achieving growth were ANZ’s competitive customer service proposition, continued investment in people and process simplification, as well as the industry and local market specialisation approach to customers.  Overall balance sheet growth has continued to slow in the Business Banking segment.  This reflects the impact of a modest reduction in growth in new business due to the slowdown in the property market and increased competition combined with the impact of on-going loan amortisation flowing from the continued strong cash performance of businesses in this market segment.

The net interest margin declined by 5 basis points, with the fall weighted to the second half of the year.  For the year, the fall was largely driven by portfolio mix changes.  Competitive pressure had a modest impact on both deposit and lending margins.

•      Other external operating income increased 7%, with an improved contribution from the success of the ‘Wall St to Main St’ proposition, which has included private equity exit profits and deal fees.  Higher net inter business unit fees reflects continued investment in the branch network.

•      Operating expenses increased only 5% despite an increased investment in frontline staff in Small Business Banking and ongoing investment in Business Banking.  Despite the set-up investment in Small Business staff, revenue per FTE has remained relatively stable over the period and the cost to income ratio reduced from 33.8% to 32.8%.

•      Allowance for loan loss charge increased by 8%.  This is below the growth in average lending assets and reflects the sound credit quality and strong focus on risk management and compliance in both the Business Banking and Corporate Banking segments.

•      Net specific provisions, at $41 million, were down 5% and below economic loss provisioning levels.  Consistent with the emphasis placed on credit quality, non-accrual loans decreased to a low level of 0.19% of net advances.

New Zealand Businesses comprises ANZ Retail, NBNZ Retail, Rural Banking, Corporate Banking, Central Support (including Treasury) and excludes Institutional, UDC, Integration and Central Funding.

Profit after tax for the New Zealand businesses increased $101 million (20%) including an additional two months contribution for the fiscal year ended September 30, 2005 from NBNZ ($50 million).  After adjusting for an additional two months contribution from NBNZ for the fiscal year ended September 30, 2005 and the impact of a 4% strengthening in the average NZD exchange rate, which impacted all trends, profit after tax growth for the fiscal year ended September 30, 2005 was 5%.

NBNZ Retail, Corporate Banking and Rural Banking posted strong profit growth with increases of 45%, 35% and 36% respectively (including the additional two months contribution from NBNZ).  Solid asset and deposit growth and favourable wholesale funding impacts were partly offset by lower margins from price competition and unfavourable product mix switching.  ANZ Retail profit after tax was flat, reflecting the competitor-driven net interest margin reduction, an increased proportion of low margin fixed rate mortgages, and reduced fee income from the restructuring of honour fees to address customer concerns as part of the ANZ Turnaround initiative.  Lower Treasury mismatch earnings was the main driver of the reduction in Central Support earnings.

Key influences on the result excluding the impact of the 4% strengthening in the average NZD exchange rate include the following:

•      Net interest income increased 14% ($178 million).  This included an additional two months contribution from NBNZ ($125 million).  Excluding this net interest increased 3%.  Lending volumes increased 13% with growth in NBNZ Retail (13%), ANZ Retail (11%), Corporate Banking (18%) and Rural (12%).  Deposit volumes increased 7% in customer businesses with deposit growth in ANZ Retail (8%), NBNZ Retail (6%), Corporate Banking (8%) and Rural (5%).  Treasury wholesale funding volumes increased by $5.5 billion to fund asset growth across the New Zealand businesses.

•      Net interest margins have reduced 15 basis points impacted by: competition from the ‘mortgage price war’ and customer migration from variable rate to fixed rate mortgages, increasing wholesale funding costs, changes in deposit mix with growth in lower margin call and term deposit products in ANZ Retail, and a $26 million reduction in Treasury due to lower mismatch earnings and from a rising interest rate environment.  Lending margins in Rural decreased slightly.  These factors were partially offset by stronger deposit margins in NBNZ Retail.

•      Other operating income increased 9% due largely to the additional two months contribution from NBNZ ($37 million). Excluding this, other operating income was flat with growth in loan approval fees in ANZ Retail and NBNZ Retail impacted by significant competitor-driven fee discounting and waivers.  Fees in ANZ Retail reduced $12 million with a change in fee structures as part of the “ANZ Turnaround” initiative.  Rural Banking and Corporate Banking fees increased 7% and 10% respectively, driven by lending growth.  NBNZ Retail achieved growth in sales commissions and Life Company profits.

•      Operating expenses increased 13%.  Excluding the additional two months contribution from NBNZ ($79 million) expense growth was contained to 4%.  Salary increases and an increase in numbers of front-line staff (6% higher) were offset by constraints on discretionary spend growth, and reduced internal charges from Australia following the transfer of support functions back to New Zealand and certain branch software now being fully amortized.

•      Allowance for loan loss charge reduced by $9 million.  The additional two months contribution from NBNZ ($12 million) and increased lending volumes were offset by a reduction in expected loss factors in NBNZ following further analysis of loss history, improved credit quality and an increased proportion of low risk residential and rural lending.  Net specific provisions and non accrual loan increases relate to two isolated corporate accounts and exposures to the apple and pear export industry.

Esanda and UDC

Profit after tax increased 11%.  Profit growth in Australia (15%) was partly offset by a flat result in New Zealand, which was impacted by structural changes and competitive pressure.  Significant influences on the result were:

•      Net interest income grew 3% with a 5% increase in lending volumes due to solid new business writings in Australia offset by reduced volumes in New Zealand.  An 11 basis point decline in margins resulted from the run-off of higher yielding loans during the year which were increasingly replaced by new business from lower risk, lower margin segments.

•      Other operating income grew 16%, due to increased fees from value-added fleet management services, the full year impact of changes in the fee structure, higher new business writings, higher predetermination fees and the $7 million impact of aligning the revenue recognition on leases in the New Zealand Fleet business with Group accounting policies.

•      Operating expenses increased by 1% due to annual salary increases and an increased investment in growth with additional front-line staff.  The continued control of expenses and growth in income has resulted in the cost to income ratio being reduced to 39.1% from 40.8% for the fiscal year ended September 30, 2004.

•      Allowance for loan loss charge decreased by 7% despite a 5% increase in lending volumes reflecting the continued improvement in credit quality over recent years.  Net specific provisions were higher compared to the 2004 historically low level, largely associated with the commercial loan portfolio and the exited aircraft lease business ($9 million).

•      In May 2005, Esanda On-Line Saver was launched nationally.  By the end of September $163 million in deposits were held, with approximately 66% of On-Line customers new to the Group.

Asia Pacific

Profit after tax decreased by 14%.  Excluding the impact of exchange rate movements profit reduced 12%.  Core business performance was offset by lower equity accounting earnings for PT Panin Bank with lower provision adjustments included in the equity accounted result ($15 million) and a $6 million tax credit for the fiscal year ended September 30, 2004.

Excluding exchange rate movements the main drivers of the results were:

•      Net interest income increased 11%.  A 23% growth in lending volumes and 16% growth in deposits were largely offset by the structural change in the interest rate environment in PNG, with average Treasury Bill rates falling by approximately 600 basis points in the March 2005 half year.

•      Other external operating income increased 4%. Fee growth increased 12% largely in Fiji, PNG and the Cards business in Indonesia and was partly offset by lower equity accounting earnings for PT Panin Bank.

•      Operating expenses increased $33 million as a result of costs associated with building partner relationships in China, Vietnam and Cambodia, and continued support for the centralisation of regional operations in Fiji.  In addition, the management team in Asia has been strengthened to provide additional specialist product skills to support higher growth rates in Asia.

•      Allowance for loan loss charge increased by 9% mainly due to growth in assets.  The increase in net specific provisions is due to provisioning for one account.

•      Income tax expense increased $1 million with the higher effective tax rate resulting from a $6 million tax credit arising from the repayment of foreign currency loans upon the exercise of options in PT Panin for the fiscal year ended September 30, 2004 which reduced the rate for that year.

Group Center includes Group People Capital, Group Risk Management, Treasury, Group Strategic Development, Group Financial Management and Operations, Technology and Shared Services.

The result for the Group Center was a loss of $124 million compared with a loss of $117 million for the fiscal year ended September 30, 2004.  Significant influences on the result were:

•      The strengthening of the average NZD exchange rate resulted in a $29 million after tax reduction in income on contracts put in place to hedge NZD denominated earnings.  These losses were offset in New Zealand Businesses, and the New Zealand component of the Institutional and Esanda and UDC businesses.  In addition the maturity of contracts put in place to hedge USD revenues resulted in a further decline of $11 million after tax.

•      The investment of the Euro Trust securities issue proceeds and retained profits increased profit after tax by approximately $14 million.

•      Group Treasury earnings reduced $34 million largely as a result of reduced domestic mismatch income attributed to a benign interest rate environment, combined with lower earnings resulting from a restructuring of Asian balance sheet management books.

•      Other operating income reduced $5 million with lower capital investment earnings (net of hedge earnings) from ING Australia.

•      Operating expenses increased $99 million with increased risk management and compliance costs including Basel II, GST, AIFRS and the US Sarbanes Oxley legislation.  Goodwill amortisation increased $33 million, largely as a result of an additional 2 months related to the NBNZ acquisition.  The non-lending losses charge increased $15 million mainly related to cheque conversion fraud.  Includes growth projects.

•      Allowance for loan loss charge reduced $41 million with no additional charge in the Group Center as a result of an end to the provision for unexpected offshore credit losses.

2004

Personal comprises Personal Banking Distribution (including Regional Commercial and Agribusiness Products), Banking Products, Mortgages and Cards and Merchant Services.

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

•      Net interest average margin reduced by 26 basis points.  Mortgages margin was down 14 basis points mainly due to higher funding costs following increases in the cash rate, and market rates rising in anticipation of further cash rate rises which did not eventuate.  The average net interest margin was also adversely impacted by the mix effect of relatively higher growth in the Mortgage business than in higher margin Cards and Merchant Services and Banking Products businesses.  Margin in Cards and Merchant Services increased 16 basis points due to a reduction in the proportion of “transactor” volumes following product changes consequent to the Reserve Bank of Australia’s (RBA) interchange reforms.  Banking Products margin was 2 basis points higher with the benefit of increases in the cash rate on deposit margins largely offset by higher growth in lower margin cash management and term deposits.

•      Other external operating income increased $131 million (19%).  Of this, $38 million related to the under-accrual of card loyalty points in the fiscal year ended September 30, 2003.  Excluding this amount other income increased 13%.

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

•      Other operating income increased 4%.  Excluding a $27 million profit before tax on the final sale of development properties in the fiscal year ended September 30, 2003, and the $52 million increase described above, other operating income increased 2%.

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

Corporate Australia comprises Small Business Banking, Business Banking Australia and Corporate Banking Australia.

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

•      Operating expenses increased 11% as a result of business growth.  Personnel costs accounted for the largest part of this increase with annual salary increases and the investment in around 70 new frontline staff.  Non-lending losses increased from a low base in the fiscal year ended September 30, 2003.  Cost to income ratio remained low at 32.0%.

•      Allowance for loan loss charge has increased $4 million (7%).  Credit quality in both the Business Banking and Corporate segments remains sound with the portfolio quality reviewed regularly to detect any early adverse trends.

•      Net specific allowance for loan losses, at $43 million, are down 32%.  Allowance for loan loss levels in the fiscal year ended September 30, 2003 were inflated by charges against two large corporate customer exposures.  The reduction in net non-accrual loans has predominantly been driven by the successful management of the non-accrual loan portfolio.

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

•      External operating expenses increased by 2% as a result of annual salary increases and increased indirect taxes, partly offset by back office efficiency gains.  Internal charges increased 17% reflecting growth in the business and increasing compliance costs.  The continued control of expenses and growth in income has resulted in the cost to income ratio falling to 40.9% from 41.8% in the fiscal year ended September 30, 2003.

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

•      Costs increased 11% due to insourcing of investment management services, the costs of which were previously classified in net income.  In addition, increased investment was made in product systems and process improvements - the majority of these costs are non-recurring.

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

•      Other operating income increased 3% with fee income increasing 20% driven by a 16% increase in loan volumes and higher transaction volumes in the Indonesian Cards business.  Foreign exchange earnings increased 4%, however these were offset by lower profits from PT Panin Bank predominantly as a result of a $16 million reduction in bond sales, partly offset by an $11 million withholding tax credit in the fiscal year ended September 30, 2004.

•      Operating expenses increased 5% as capability building in Quest continued to increase the level of support to the Pacific operations.

•      Credit quality remains sound with the allowance for loan loss charge increasing due to growth in credit card volumes in Indonesia.  The increase in net specific allowance for loan loss results from a number of recoveries and allowance for loan loss reassessments in the fiscal year ended September 30,2003.

•      Income tax expense decreased $5 million largely due to a tax credit, arising from the repayment of foreign currency loans upon the exercise of options in PT Panin.

Group Center includes Treasury, Operations, Technology and Shared Services, Group People Capital, Group Strategic Development, Group Risk Management and Group Financial Management.

The result for the Group Center was a loss of $149 million compared with a profit of $20 million in the fiscal year ended September 30, 2003.  Key influences on the result were:

•      The level of the Group’s surplus capital reduced as a result of the acquisition of NBNZ partly offset by growth in retained earnings and further de-risking of offshore credit portfolios.

•      Income in the fiscal year ended September 30, 2003 benefited from $71 million earnings on an interest rate swap that hedged the distributions to TrUEPrS investors.  The combined effect of the replacement of TrUEPrS with StEPS is a reduction in net profit after tax of $35 million or 1% of reported profit.

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

•      Goodwill amortization increased $128 million principally due to the NBNZ goodwill amortisation of $129 million. Goodwill amortisation is booked in the Group Center.  Other external operating expenses increased as a result of a higher technology spend, and additional spend on compliance requirements including: Basel II, GST, International Accounting Standards and the US Sarbanes Oxley legislation.

•      Allowance for loan loss charge reduced $64 million.  De-risking of the offshore lending portfolio and reduced defaults have allowed a reduction in the charge that was taken in the last two years.  This charge is based on uncertainty in offshore portfolios.

Results by Region

Years ended September 30	2005	2004	2003
	$M	$M	$M
Operating profit before income tax and including significant items
Domestic Markets
Australia	2,975	2,785	2,371
New Zealand	832	763	495
	3,807	3,548	2,866
Overseas	448	439	411
	4,255	3,987	3,277
Income tax expense
Domestic Markets
Australia	(816)	(802)	(672)
New Zealand	(303)	(266)	(147)
	(1,119)	(1,068)	(819)
Overseas	(115)	(100)	(107)
Income tax expense	(1,234)	(1,168)	(926)
Outside equity interest
New Zealand	(1)	—	—
Overseas	(2)	(4)	(3)
Operating profit after income tax including significant items by region	3,018	2,815	2,348
Domestic Markets
Australia	2,159	1,984	1,699
New Zealand	528	495	348
	2,687	2,479	2,047
Overseas	331	336	301
Operating profit after income tax including significant items (1)	3,018	2,815	2,348
Significant items after tax
Domestic Markets
Australia	—	98	—
New Zealand	14	—	—
	14	98	—
Overseas	—	—	—
	14	98	—
Operating profit after income tax and excluding significant items
Domestic Markets
Australia	2,159	1,886	1,699
New Zealand	514	495	348
	2,673	2,381	2,047
Overseas	331	336	301
Operating profit after income tax excluding significant items (1)	3,004	2,717	2,348

(1)     Significant transactions are detailed on pages 29 to 30.

Australia

Selected Australian economic indicators are shown below:

Year ended June 30	2005	2004	2003
Nominal rates of growth (1) in Gross Domestic Product	7.3%	7.7%	5.7%
Inflation rates	2.5%	2.5%	2.7%
Real rates of growth in Gross Domestic Product (2)	2.6%	4.4%	2.3%

Source: Australian National Accounts: National Income and Expenditure, ABS Cat. no. 5206.0 and 6401.0

(1)   Not restated for the effects of changes to price levels.

(2)   Nominal rates of Gross Domestic Product restated for the effect of changes to price levels.

The Commonwealth Government of Australia has forecast the real rate of growth in Gross Domestic Product for the year ending June 30, 2006 to be 3.0% (Australian National Accounts: Income and Expenditure).

2005

Profit after tax increased by 9%.  Excluding the Australian component of significant items (refer page 29), profit increased by 14%.  Significant influences on the result were:

•      Net interest income increased by 10%.  Average net loans and advances increased 17%, driven by growth in Personal 15%, Institutional 27%, Corporate 16% and Esanda 8%.  Average deposit and other borrowing volumes increased 15%, comprising Personal Banking Australia 10%, Institutional 18%, Corporate 10%, Group Treasury 33% and Esanda 12%.  Margins decreased 14 basis points with a change in the asset mix increased volumes of wholesale funding, lower earnings on contracts put in place to hedge offshore revenue, and competition in Institutional, Mortgages and retail deposits.  This was partly offset in Markets, where a higher proportion of revenue was booked as net interest ($29 million), partly offset by lower other operating income.

•      Fee income increased by 9% with a 11% increase in Personal underpinned by growth in transaction account Merchant and card numbers and higher income from financial planners.  Institutional increased 5% with growth in Corporate & Structured Financing offsetting the impact of increased competition in Client Relationship Group.  Esanda grew 18% reflecting increased new business volumes and higher predetermination fees.

•      Other operating income decreased $119 million.  The 2004 year included $124 million profit from significant items, (refer page 29). Markets decreased $13 million, offset by higher net interest income.  Excluding these impacts, other operating income increased 3% with higher earnings from the sale of equity securities (including Private Equity).

•      Operating expenses increased by 9% reflecting an increased investment in frontline staff, annual salary increases, and increased compliance costs including the US Sarbanes Oxley legislation and AIFRS.

•      Provision for doubtful debts decreased by 6% driven by a $41 million reduction in the Group Center.  The impact of volume growth was partly offset by improved credit quality in most portfolios.  Net specific provisions decreased $109 million mainly in Institutional reflecting an improvement in overall credit quality and no new large credit provisions during the year.

2004

Profit after tax in Australia increased by 17%. Significant influences on the result were:

•      Net interest income increased by 7% as higher lending volumes offset a decline in net interest margin of 23 basis points including a $72 million reduction from Capital Markets where a lower proportion of revenue was booked as interest. The growth in net interest income was mainly due to Corporate ($60 million), Mortgages ($32 million) and Consumer Finance ($26 million).

•      Fee income increased by 12%. Lending fee income increased 4% driven by Corporate ($14 million) and Personal ($11 million) on higher lending volumes. Non-lending fees increased 13% driven by Cards and Merchant Services with the $38 million under accrual of loyalty points that reduced income in the fiscal year ended September 30,2003, reduced loyalty costs and increased merchant revenues, and by Trade and Transaction Services from increased international payments revenue.

•      Other operating income increased largely as a result of the TrUEPrS swap income, and in Capital Markets where a $72 million increase was offset by an increased cost of funding cash flows booked in net interest. This was partly offset by a reduction in Institutional Banking where $27 million profit on the final sale of development properties was booked in the fiscal year ended September 30, 2003.

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

Excluding the Australian component of significant items ($98 million profit in the fiscal year ended September 30, 2004) profit increased by 12%.

New Zealand

2005

Profit after tax from New Zealand operations was $528 million.

Profit after tax increased by 7%.  After adjusting for the impact of a 4% strengthening in the average NZD exchange rate, which impacted all trends, $14 million profit on sale of the NBNZ Life businesses and the inclusion of an additional two months contribution from NBNZ in 2005 ($29 million including acquisition and funding costs) which ANZ believes are not indicative of core business performance improvement, profit after tax reduced 5%.  Increased profit in New Zealand Businesses has been offset by higher funding costs from rate rises, reduced profit as a result of the planned roll-off of certain structured finance transactions and increased integration spend.

Key influences on the result excluding the impact of exchange rates (which is not indicative of core business performance) include:

•      Net interest income increased $160 million including an additional two months contribution from NBNZ ($127 million including acquisition and funding costs).  Lending volumes increased 14% with growth in New Zealand businesses (13%) and Institutional (40%, mainly in Client Relationship Group and Structured Financing) offsetting a reduction in UDC (-12%).  Customer deposit volumes increased 7% in New Zealand businesses.  Net interest margins declined 14 basis points as a result of the mortgage price war and migration of customers to floating from fixed rate loans, higher funding costs from growth in wholesale debt and lower margin deposits, slight margin reductions in UDC, Rural and Institutional Banking, and lower Treasury mismatch earnings.

•      Fee income increased $39 million as a result of an additional two months contribution from NBNZ ($38 million) with retail loan approval fees constrained, as a result of competitive discounting, and a decision to restructure the honour fee in ANZ Retail, offsetting volume driven growth in fees in Institutional.

•      Other operating income was $43 million higher with an additional two months contribution from NBNZ ($15 million), profit on sale of NBNZ Life ($14 million after tax) and increased income from private equity transactions.

•      Operating expenses increased $215 million including an additional two months contribution from NBNZ ($115 million including goodwill amortisation) and an increased integration spend ($34 million).  An increased investment in front-line staff and integration has resulted in staff numbers increasing by 8%.

•      Allowance for loan loss charge reduced by $10 million with increased lending volumes being offset by the revision of expected loss factors in NBNZ following further analysis of loss history and an increased proportion of low risk residential and rural lending.  Increased net specific provisions and non-accrual loans result largely from two corporate accounts and exposures to the apple and pear export industry.

2004

Profit after tax from New Zealand operations was $495 million.

	2004				2003
	New Zealand	NBNZ	New Zealand Geographic Acquisition and fundraising	New Zealand ex NBNZ(1)
	$m	$m	$m	$m
Net interest income	1,371	786	(127)	712	675
Other operating income	638	259	—	379	394
Operating income	2,009	1,045	(127)	1,091	1,069
Operating expenses	(1,128)	(443)	(148)	(537)	(519)
Profit before allowance for loan losses	881	602	(275)	554	550
Allowance for loan loss charge	(118)	(62)	—	(56)	(55)
Profit before income tax	763	540	(275)	498	495
Income tax expense	(266)	(164)	48	(150)	(147)
Outside Equity interest	(2)	(1)	—	(1)	—
Net profit	495	375	(227)	347	348

(1) Includes integration costs

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

Profit after tax was flat in New Zealand excluding NBNZ and New Zealand Geographic acquisition and funding costs, or a 2% increase after allowing for the negative impact of a weaker New Zealand Dollar.  Profit growth was driven mainly by the retail businesses with deposit margins widening as interest rates rose. There was a lower contribution from Institutional with lower lending volumes and higher repayments.  This result also includes $22 million after tax incremental integration costs and $12 million (post tax) of non-incremental integration costs. Following completion of integration, these resources will be dedicated to other Group projects. Key influences on the result include:

•      Net interest income increased 5% with lending volumes increasing 3% driven by growth in Mortgages (5%) and Business and Rural (5%). Deposit volumes increased 5%, assisted by strong growth in Trade and Transaction Services. The result was also assisted by a reduction in the cost of term funding.  Reduced asset margins, including a 5 basis point reduction in mortgage margins as a result of a reduction in spread between the cash rate and 90 day funding rates, were offset by increased deposit margins.

•      Other operating income decreased 4% with volume related lending fee growth in Consumer Finance (10%) and Corporate (12%) offset by reduced revenue in Institutional with lower trading revenue in Financial Markets, reduced activity in the private equity business and run off of certain structured finance activities.

•      Operating expenses increased 3%. Incremental integration costs of $22 million after tax have been incurred by New Zealand.  Of this, $14 million was incremental to the Group.  Non-incremental integration costs are $12 million after tax ($2 million after tax is in NBNZ).  Excluding integration costs, operating expenses were flat with annual salary increases, an increased number of frontline staff and a increased spend on brand image and sales training being offset by cost savings in support areas.

•      Credit quality remains sound with total allowance for loan loss charge well in excess of net specific allowance for loan losses.

Overseas Markets

	2005	2004	2003
	$M	$M	$M
Asia Pacific	184	191	184
United Kingdom	102	88	58
United States	29	49	59
Other	16	8	—
Profit after tax	331	336	301

2005

Profit after tax from overseas markets decreased 1% to $331 million.

Profit after tax from the Asia Pacific area decreased 4%, with 2004 including adjustments to equity accounted earnings (refer page 39).  The appreciation of the AUD suppressed profit growth by 2% ($3 million).

Excluding exchange rate movements:

•      Net interest income increased 3% with strong growth in lending volumes largely offset by the impact of the structural change in the interest rate environment in PNG, with average Treasury Bill rates falling by approximately 600 basis points in the March 2005 half.  Stronger trade volumes in Asia were offset by reduced Treasury earnings in Singapore.

•      Fee income increased 12% with higher transaction volumes in Corporate & Structured Financing, Trade & Transaction Services and Cards in Asia and higher lending volumes in the Pacific.

•      Other external operating income increased 12% with ANZ’s strong market position in the Asia Pacific region increasing foreign exchange earnings.  This was partly offset by reduced equity accounting adjustments in PT Panin Bank.

•      Operating expenses increased 18% with costs associated with building partner relationships in China, Vietnam and Cambodia, centralisation of regional operations in Fiji and the increase in specialist resources in Asia.

•      Allowance for loan loss charge reduced by 2% largely due to the focus on lower risk trade transactions in Asia.  The increase in net specific provisions is a result of provisioning for one large account.

•      Income tax expense increased, despite lower profit before tax, largely as a result of a tax credit arising from the repayment of foreign currency loans upon the exercise of options in PT Panin in the fiscal year ended September 30, 2004.

Profit after tax in overseas markets other than Asia Pacific increased 1%.  Excluding the impact of exchange rates, profit increased by 7%.  Significant influences on the result were:

•      Net interest income decreased 8%.  Higher earnings on capital following interest rate increases and higher earnings on funds lent to New Zealand were offset by a decline in Institutional following the sale of the London headquartered project finance business and the continued strategy to de-risk the overseas portfolios.  A reduction of $9 million in Markets due to the increased cost of funding derivative positions was offset by an increase in other operating income.

•      Fee income reduced 20% following the sale of the project finance businesses.

•      Other operating income increased 51% mainly due to the profit on sale of the project finance businesses ($4 million) and a $14 million increase in Markets.

•      Operating expenses decreased 14% as a result of the sale of the project finance business, predominantly personnel expenses.  Reductions in staff numbers resulting from the sale of the project finance business were offset by increases in technology staff in India, however, the increased costs in India were charged to other businesses.

•      Allowance for loan loss charge decreased 44% as a result of the sale of the project finance business and the reduction in exposure to the US and UK Power sectors.  The credit to specific provisions resulted from the recovery of several bad debts previously provided for.  Net non-accrual loans reduced as a result of the realisation of two large power exposures in America and the sale of the project finance business.

•      Income tax expense increased by 23% due mainly to the release in the fiscal year ended September 30, 2004 of a $7 million tax provision relating to prior year tax expense in the US.

2004

Profit after tax from overseas markets increased 12% to $336 million.

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

Balance Sheet

Years ended September 30	2005	2004	2003
	$M	$M	$M
Assets
Liquid assets & due from other financial institutions	17,948	11,144	9,019
Trading securities and investment securities	13,226	13,224	8,980
Net loans and advances	230,952	204,962	149,465
Customers’ liability for acceptances	13,449	12,466	13,178
All other assets	17,610	17,549	14,949
Total Assets	293,185	259,345	195,591
Liabilities
Due to other financial institutions	12,027	7,349	6,467
Deposits and other borrowings	185,693	168,557	124,494
Liability for acceptances	13,449	12,466	13,178
Creditors and other liabilities	11,607	14,212	13,611
Bonds, notes and loan capital	48,210	36,077	22,202
All other liabilities	2,711	2,759	1,852
Total Liabilities	273,697	241,420	181,804
Net Assets	19,488	17,925	13,787
Total Shareholders’ Equity	19,488	17,925	13,787

Liquid Assets & Due From Other Financial Institutions

2005

Liquid assets increased by $5.2 billion (82%) to $11.6 billion at 30 September 2005.  Australia increased $1.9 billion due largely to an increase in customer-related repo activity and overnight lending in Institutional.  New Zealand increased $1.7 billion as a result of larger holdings of bank certificates of deposit for liquidity purposes.  Overseas Markets increased $1.6 billion due to increased trade bills and letters of credit volumes.

Due from other financial institutions increased by $1.6 billion (33%) to $6.3 billion at 30 September 2005 due largely to increase in volume of bank overdrafts, securities borrowing volumes in Trade and Transaction Services Australia and interbank lending in New Zealand and the United Kingdom.

Details of the Group’s cash flows are included within the Financial Report within the Statement of Cash Flows and Note 41.

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

Trading and Investment Securities

2005

Trading securities volumes increased $0.8 billion (15%) to $6.3 billion at 30 September 2005 due largely to more active trading in Institutional Australia ($1.4 billion) partly offset by reduced holdings in Treasury ($0.8 billion) with changes in the composition of the liquidity portfolio.

Investment security volumes decreased $0.8 billion to $6.9 billion at 30 September 2005 due to changes in the composition of the liquidity portfolio and reduced holdings related to discontinued structured finance activities in New Zealand ($0.5 billion).

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

Net Loans, Advances and Acceptances

2005

Net loans, advances and acceptances increased 12% ($27.0 billion) since September 30, 2004 to $244.4 billion.

Net loans and advances increased 13% ($26.0 billion) since September 2004.  Excluding the impact of exchange rate movements, the increase was 14% ($28.2 billion).

Growth in Australia of 15% ($21.1 billion) was largely the result of increases in the following businesses:

•      Personal (14% or $12.8 billion), predominantly in Mortgages ($10.8 billion) as a result of growth in housing loans.  Consumer Finance increased $1.1 billion reflecting the success of the low rate MasterCard product.  Regional Commercial and Agribusiness Products grew $0.7 billion and Banking Products grew $0.2 billion.

•      Institutional (24% or $5.4 billion) largely in Client Relationship Group ($4.0 billion) driven by increased demand for funding of mergers and acquisition activity.  Growth of $0.8 billion in Corporate and Structured Financing was due mainly to increased project finance activity, and higher volumes in Trade and Transaction Services ($0.7 billion) were as a result of growth in overdrafts.

•      Corporate (14% or $1.9 billion) largely in Business Banking ($1.1 billion) driven by continued investment in frontline staff and process simplification, the industry specialisation approach to customers and a competitive customer service proposition.

•      Esanda (9% or $1.0 billion) driven by new business writings, particularly in the Commercial Asset Finance and Broker channels.

New Zealand grew by $6.2 billion (11%).  Excluding the impact of exchange rates, growth was $7.8 billion, or 14%, with increases in NBNZ Retail ($2.6 billion), ANZ Retail ($1.4 billion), Institutional ($1.9 billion) and Corporate Banking ($1.4 billion).

Overseas Markets declined by $1.3 billion largely due to the sale of the London headquartered project finance business and the impact of exchange rate movements ($0.7 billion).

Customer’s liability for acceptances increased by $1.0 billion to $13.4 billion at 30 September 2005 with growth predominantly in Institutional ($0.5 billion) and Corporate Banking ($0.3 billion).  Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

2004

Net loans, advances and acceptances increased 34% ($54.8 billion) to $217.4 billion.

Net loans and advances increased 37% ($55.5 billion) since September 30, 2003. Excluding NBNZ, growth was 14% ($21.3 billion).

Growth in Australia of 16% ($19.0 billion) was largely the result of increases in the following businesses:

•      Personal ($13.6 billion or 18%), predominantly in Mortgages ($12.0 billion) as a result of growth in housing and equity loans, Rural Banking ($0.9 billion) and Banking Products ($0.3 billion) with growth in margin lending.

•      During the second half of 2004, the Group issued $1.5 billion of notes backed by mortgage loans. Including the value of the securitized loans as at September 30, 2004, growth in Personal Banking was $14.9 billion.

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

All Other Assets

2005

All other assets increased $0.1 billion  to $17.6 billion as at September 30, 2005.  An increase in trade dated asset volumes was largely offset by a $0.4 billion reduction in goodwill, lower treasury instrument revaluation balances and a reduced investment in associates and joint venture entities following a repatriation of capital from INGA.

The December 1, 2003 acquisition of NBNZ by ANZ has resulted in consideration being given to booking an asset in respect of the customer deposit relationships. SFAS 141 Business Combinations allows for a period not exceeding one year to allocate fair values to identifiable assets and liabilities acquired in an acquisition.  Applying this allocation period, during the financial year ANZ recognised a core deposit intangible separately from goodwill in relation to this acquisition for US GAAP purposes.  This asset is not recognised for Australian GAAP purposes.  This intangible asset is equal to $316 million and is to be amortized on a non-linear basis over a period of approximately 4 years.

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

We have a holding of freehold and leasehold land and buildings (largely within Australia) for our business purposes.   These premises, which include branches, administration centers and residential accommodation for employees and had a carrying value at September 30, 2004 of $498 million (market value of $464 million as at June 30, 2003)(2002 carrying value: $426 million).

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

The Group has assessed the implication of SFAS No. 147 “Acquisition of Certain Financial Institutions” in relation to two acquisitions, NBNZ and Bank of Hawaii.  The Group adopted SFAS No. 147 on October 1, 2002 but did not make any material purchases that fall within its scope in the year ended September 30, 2003.  In fiscal year 2004, the acquisition of NBNZ has been treated in accordance with the new Standard and the required disclosures have been set out in Note 57 to the Financial Report.  An asset is required to be booked at fair value on acquisition for long term customer relationship intangible assets which meet the criteria identified in SFAS 141.  The recent acquisition of NBNZ by ANZ has resulted in consideration being given to booking an asset in respect of these relationships.  Appendix A to SFAS 141 provides guidance on how to apply the recognition criteria to such assets.  NBNZ is based in New Zealand and its customers are predominantly domiciled in New Zealand.   Legislation and common law applying to banks in New Zealand prohibit an entity from selling, leasing, or otherwise exchanging information about some or all of its customers.

The Group believes that any intangible asset related to long term customer relationships in respect of its acquisition of certain business of the Bank of Hawaii are immaterial.  US Federal law requires financial companies to tell customers about their policies regarding the privacy of their personal information, and must give them the opportunity to opt out of some information sharing with companies which are not part of the same corporate group (‘unaffiliated’). They may also be given the right to opt out of certain information sharing with affiliated companies.  The value and ability of customer information to be sold, transferred, licensed, rented or exchanged was not considered in assessing the value of the transaction to the Group and at the time of acquisition was considered negligible. Hence the Group has not recognized an asset for such relationships in the financial statements.

Due to Other Financial Institutions

2005

Due to other financial institutions increased $4.7 billion (64%) to $12.0 billion at 30 September 2005.

Volumes in Australia increased $2.0 billion.  The increase was mainly in Institutional notably in Markets ($1.2 billion) with increased interbank repo activity and increased Clearing Services volumes in Trade and Transaction Services ($0.8 billion).

Excluding exchange rate movements New Zealand increased $1.5 billion largely in Structured Finance, and Overseas Markets increased $1.4 billion largely in the United Kingdom with reduced Certificate of Deposit and Term Deposit issuance in Treasury.

2004

Due to other financial institutions increased $0.9 billion (14%) to $7.3 billion at September 2004.  An increase of $1.2 billion resulting from the acquisition of NBNZ and increased interbank funding in Asia, largely due to changes to thin capitalisation rules in Korea, were offset by reduced call funding in ANZ New Zealand.

The exchange rate impact was negligible.

Deposits and Other Borrowings

2005

Deposits and other borrowings increased $17.1 billion (10%) to $185.7 billion at 30 September 2005.  Exchange rate movements reduced deposits and other borrowings by $2.7 billion with a $1.4 billion reduction in New Zealand and a $1.3 billion reduction in Overseas Markets.  Excluding exchange rate movements:

Australia increased $16.1 billion (17%) largely as a result of increases in the following businesses:

•      Treasury funding increased $7.4 billion with higher certificates of deposit volumes to meet the Group’s increased short term funding requirements.

•      Personal increased $3.7 billion due to high yielding term deposit and cash management account products.

•      Institutional increased $2.0 billion largely due to several corporate deposits in Trade and Transaction Services.

•      Corporate increased $1.9 billion.

•      Esanda increased $1.1 billion.

New Zealand Businesses increased $4.7 billion, largely in Treasury ($2.1 billion) with an increase in commercial paper and certificate of deposit issuance to help fund the growing New Zealand balance sheet.  Deposits grew in ANZ Retail and NBNZ Retail by $1.7 billion.

Overseas Markets decreased $0.9 billion, with Americas decreasing $1.4 billion, UK & Europe decreasing $0.5 billion and Asia/Pacific increasing $1.1 billion.  Reduced funding resulting from the Euro trust securities issue has been partly offset by additional funding requirement given increased asset volumes.

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

Creditors and Other Liabilities

2005

Payables and other liabilities decreased $2.6 billion (18%) to $11.6 billion at 30 September 2005 with a reduction in securities lending volumes and lower unrealized losses on revaluation of derivative instruments.

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

Bonds, Notes and Loan Capital

2005

Bonds and notes increased $11.5 billion (42%) to $39.1 billion at 30 September 2005.  Excluding exchange rate movements, bonds and notes increased by $13.3 billion (48%) in response to increased term funding requirements.

Loan capital increased $0.7 billion (8%) to $9.1 billion at 30 September 2005 or $1.1 billion (13%) excluding exchange rate movements.

2004

Bonds and notes increased $11 billion (67%) to $27.6 billion, at September 2004.  Excluding the $2.1 billion in NBNZ, bonds and notes increased by $9.1 billion (55%) in response to increased funding requirements.

Loan capital increased $2.8 billion (51%) to $8.5 billion, at September 2004 including $0.3 billion in NBNZ.  The main drivers for the increase were:

•      The USD1.1 billion US Trust Securities issued in November 2003 to support the capital and funding base of the Group following the decision to acquire NBNZ.  The issue was made in two tranches:

•      USD750 million tranche with a coupon of 5.36%

•      USD350 million tranche with a coupon of 4.484%

If the Trust Securities are not redeemed or bought back prior to December 15, 2053 they will convert into preference shares, which in turn will mandatorily convert into a number of ordinary shares, based on the formula in the offering memorandum. The US Trust Securities qualify as Tier 1 capital as defined by APRA, however, the securities are reported as debt under Australian International and US Accounting Standards, with the coupon payments classified as interest expense.

•      New issues of $1.2 billion to meet funding and capital adequacy requirements.

Capital, qualifying capital, on balance sheet assets and off balance sheet exposures

Years ended September 30	2005	2004	2003
	$M	$M	$M
Shareholders’ equity (including outside equity interests)	19,488	17,925	13,787
Loan capital (subordinated debt)	9,137	8,475	5,630
Total	28,625	26,400	19,417
Liabilities excluding loan capital	264,560	232,945	176,174
Total assets	293,185	259,345	195,591
Risk weighted assets	219,573	196,664	152,164
Tier 1 capital	15,157	13,566	11,740
Tier 2 capital	8,574	7,844	6,065
Deductions	(784)	(1019)	(920)
Total qualifying capital	22,947	20,391	16,885
	%	%	%
Tier 1 capital ratio	6.9	6.9	7.7
Tier 2 capital ratio	3.9	4.0	4.0
Deductions	(0.3)	(0.5)	(0.6)
Total capital adequacy ratio	10.5	10.4	11.1
Adjusted common equity (“ACE”) (1)	5.1	5.1	5.7

(1)   Tier 1 capital, less hybrid Tier 1 capital (converted at September 30, 2005 rates), less deductions.

2005

The ACE ratio at 5.1% remains above the Group’s targeted capital range with only $204 million of the planned $350 million buy-back having been completed.  During the period, ACE ratio declined 2 basis points principally due to:

•      current period earnings before goodwill amortisation and after preference share dividends of $3.2 billion (+161 basis points);

•      ordinary share dividend commitments of $2.0 billion (-102 basis points);

•      reduced capital deductions of $0.1 billion (+6 basis points) principally due to a capital repatriation from ING Australia being offset by profit retention in funds management businesses and an increase in capitalized expenses;

•      buy-back of ordinary equity of $204 million (-10 basis points) being offset by share issues of $309 million (+16 basis points) through the Bonus Option Plan, Dividend Reinvestment Plan, option conversions and issues to staff;

•      increase in risk weighted assets, excluding the impact of exchange rate movements (-67 basis points); and

•      exchange rate movements (-5 basis points).

The Group commenced an on-market buy-back of $350 million of ordinary equity on 10 January 2005.  In the period to September 30, 2005, the Group had repurchased approximately 9.6 million shares at an average cost of approximately $21.15 per share for a total of approximately $204 million.  The buy-back period has been extended to 30 March 2006.

Details of the Group’s off balance sheet arrangements are detailed in Notes 46 and 47 of the Financial Report.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
		(A$)		(A$)
January 2005	3,086,435	$20.43	3,086,435	$286,945,159
February 2005	1,807,335	$20.95	1,807,335	$249,090,494
March 2005	728,679	$21.54	728,679	$233,391,576
April 2005	—	—	—	—
May 2005	777,000	$21.62	777,000	$216,589,562
June 2005	1,694,353	$21.90	1,694,353	$179,487,759
July 2005	1,033,975	$21.52	1,033,975	$157,238,378
August 2005	493,000	$21.65	493,000	$146,563,649
September 2005	10,000	$21.85	10,000	$146,345,149
Total	9,630,777		9,630,777	$146,345,149

The Group raises hybrid Tier 1 capital to supplement the Group’s ACE capital to further strengthen the Group’s capital base and ensure compliance with APRA’s prudential capital requirements, principally its Tier 1 capital requirements.

In December 2004 the Group raised $871 million (+44 basis points) through the issuance of a €500 million hybrid Tier 1 capital instrument (Euro Trust Securities) into the European market.  The instrument is similar in structure to the Group’s existing Australian (ANZ StEPS) and US Trust Securities, with full details of the issue provided in Item 10: Additional Information.

The Euro Trust Securities issue, coupled with the items identified within the ACE Capital discussion, resulted in the Group’s Tier 1 ratio remaining unchanged over the full year.

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

During the year the following significant events affected the ACE ratio:

•      NBNZ acquisition resulted in a reduction of 58 basis points due to the net of:

•      Rights Issue of ordinary equity in November 2003, which raised $3,562 million (net of issue costs).

•      Goodwill deductions increasing by $3.1 billion.

•      Risk weighted assets increasing by $28 billion.

•      Capitalized Expenses - From July 1, 2004 APRA required the deduction of capitalized costs from Tier 1, and consequently from ACE.  Capitalized costs include loan origination fees, commissions paid to originators and brokers, securitization establishment costs, and costs associated with debt and capital raisings.  At September 30, 2004 the Group’s deduction was $0.5 billion.

At 5.1%, the ratio is above the Group’s target range and provides capacity to pursue capital management initiatives in the next six months, including a share buyback of at least $350 million, whilst providing a buffer against potential adverse impacts on the Group’s capital base arising out of the implementation of International Accounting Standards on October 1, 2005 (which is now not expected to be significant).

The Group generated 68 basis points of capital from earnings (net of dividend payments) and a further 19 basis points from share issues to employees and shareholders through established share issue plans.  This capital growth supported risk weighted asset growth of 11% excluding the initial risk weighted assets of NBNZ and increases in capital deployed in the Group’s funds management, securitization and Insurance businesses.

In addition to the items noted above, the  following hybrid Tier 1 capital issues affected the Group’s Tier 1 capital ratio during the year:

•      On November 27, 2003, ANZ raised USD1.1 billion via the issue of 1.1 million US Trust Securities comprising an interest paying note issued by a wholly owned subsidiary of ANZ and a preference share on which dividends will not be paid whilst it is stapled to a note.  If the US Trust Securities are not redeemed or bought back prior to December 15, 2053 they will convert into preference shares, which in turn will mandatorily convert into a number of ordinary shares, based on the formula in the offering memorandum. The US Trust Securities qualify as Tier 1 capital as defined by the APRA, however, the securities are reported as debt under Australian, International and US Accounting Standards, with the coupon payments classified as interest expense.

•      On December 12, 2003, the Group bought back its TrUEPrS preference shares that were issued for USD775 million in 1998.  Income, expenses and dividends relating to the TrUEPrS transaction including $84 million profit after tax from the close out of interest rate swaps have been recorded as significant items.

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

As part of this process, the Group has identified the ACE capital ratio target as its primary measure of capital. ACE is supplemented with hybrid Tier 1 capital, and Tier 2 subordinated debt issuances to meet the APRA prudential requirements. The ACE capital ratio is defined as ACE capital (Tier 1 capital less hybrid Tier 1 capital (at current rates) and Total Capital deductions) as a percentage of RWA (Risk Weighted Assets).

The Group generates ACE capital internally through the retention of current year earnings, net of dividend payments on ordinary equity, and hybrid Tier 1 capital and the issuance of ordinary shares to existing employees and shareholders through established share issuance plans. Based upon current profitability, dividend payout ratio and participation rates in the respective share issuance plans, the Group generates upwards of $1.2 billion of ACE a year which funds organic growth of the Group’s balance sheet, minor strategic acquisitions and new prudential requirements. ACE required to fund major strategic transactions would be via issuances of ordinary shares, either through a private placement or a public issue depending upon the size of the funding required. The Group has a presence, and access to global markets, through existing Australian, New Zealand, US and European programs which enables it to issue Tier 1 capital, Tier 2 capital and senior debt into these markets.  Examples of significant capital raising transaction that the Group has undertaken over recent years is outlined above in the discussion of capital movements over the last two years.

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

The table below shows total commitments for the three year period ended September 30, 2005.

Years ended September 30	2005	2004	2003
	$M	$M	$M
Capital expenditure
Contracts for outstanding capital expenditure
No later than 1 year	80	60	55
Later than 1 year but not later than 5 years	—	—	1
Total capital expenditure commitments	80	60	56
Lease rentals
Future rentals in respect of leases

Land and buildings
Not later than 1 year	205	201	164
Later than 1 year but not later than 5 years	547	495	391
Later than 5 years	431	442	441
Total land and building lease rental commitments	1,183	1,138	996
Furniture and equipment
Not later than 1 year	21	13	17
Later than 1 year but not later than 5 years	21	19	23
Total furniture and equipment lease rental commitments	42	32	40
Total lease rental commitments	1,225	1,170	1,036
Total commitments	1,305	1,230	1,092

Credit related commitments

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	2005	2004	2003
	$M	$M	$M
Undrawn facilities	87,319	78,851	65,381
Underwriting facilities	—	63	15
	87,319	78,914	65,396

Contingent liabilities and Contractual Obligations

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

Table of Contingent Liabilities

	2005	2004	2003
	$M	$M	$M
Guarantees	4,878	5,065	4,954
Credit derivatives - sold	1,775	2,636	2,409
Standby letters of credit	1,446	1,057	1,406
Bill endorsements	125	168	148
Documentary letter of credit	3,015	2,262	1,755
Performance related contingents	10,160	9,625	9,027
Other	1,433	1,336	854
Total contingent liabilities	22,832	22,149	20,553

The details and estimated maximum amount of contractual obligations payable are set out below.

Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$m	$m	$m	$m	$m
Long Term Debt	55,481	10,112	26,229	14,463	4,677
Capital Lease Obligations	—	—	—	—	—
Operating Leases	1,225	226	244	324	431
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-term Obligations	—	—	—	—	—
Total Contractual Cash Obligations	56,706	10,338	26,473	14,787	5,108

(1)   Excludes capital expenditure set out on page 70.

Customer Financings

Customer financing through redeemable preference shares is undertaken as part of an in-house debt/equity hybrid capability making investments in small medium enterprise (SMEs) customers.  Redeemable preference shares take the form of convertible redeemable preference notes, with an equity conversion right in the event of an IPO, trade sale or other specified trigger event.

Although legally described as preference shares, advances to customers using this product meet the definition of financial assets under both Australian and US GAAP, and therefore would be recorded as part of net loans and advances or investments if appropriate.  Income received on these products, consistent with their recognition as assets, would be recorded as part of interest income. Our policies for management of lending in the form of redeemable preference shares are consistent with our policies for general lending of similar amounts to similar clients.

Liquidity Resources

The core objective of the Group’s liquidity management framework and processes is to ensure that ANZ has sufficient liquidity to meet its obligations as they fall due under all but systemic crisis conditions including during an ANZ specific name crisis.

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

•      Liquidity scenario analysis under a variety of normal and stressed business conditions.

•      The Group targets various funding metrics to allow the external benchmarking of wholesale debt ratios.  These ratios include:

•      the minimum level of customer (non-wholesale) funding to External Assets less Regulatory Capital; and

•      a ratio of customer assets that are to be financed with term wholesale debt with a maturity greater than 12 months.

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

Wholesale Funding

ANZ is funded from both retail or customer, and wholesale deposits.  The proportion of liabilities sourced from customer deposits decreased to 58% at September 30, 2005 from 63% at September 30, 2004. This decline in customer retail deposits as a proportion of funding, resulted in the level of wholesale debt outstanding increasing from $94 billion as of September 2004 to $118 billion as of September 2005. This funding is met from short term (less than 1 year duration) and long-term (greater than 1 year) wholesale financial markets globally.

The short-term wholesale funding requirements are raised and managed through the Group’s Global Treasury and Markets operations.  Long-term wholesale debt funding is managed and executed through its Treasury operations in Australia and New Zealand. These Treasury operations had $55 billion of term wholesale funding outstanding at September 30, 2005, up from $40 billion at September 2004. The portfolio is well diversified by type of product, currency of issue and investor base. In the 2005 financial year, the Treasury operations issued approximately $21 billion of new term wholesale debt through 161 transactions with a weighted average term to maturity of approximately 3.5 years. It is anticipated that in the 2006 financial year, a further $14 billion will be issued with a weighted average term to maturity of approximately 3.5 years.

Maturity Profile of Funding

AUD	Senior	Subordinated	Total
	$M	$M	$M
1 year	9,487	625	10,112
2 years	15,440	500	15,940
3 years	8,804	1,485	10,289
4 years	6,882	834	7,716
5 years	4,590	2,157	6,747
> 5 years	1,141	3,536	4,677
	46,344	9,137	55,481

Liquidity Portfolio

ANZ holds a minimum $10.4 billion ($9.1 billion as at September 30, 2004) portfolio of high quality (A- rated and higher), diversified, highly liquid securities to support payment obligations and contingent funding in the event of a market disruption. The portfolio is managed on a global basis through the Group’s major funding centers i.e.: Melbourne, New York, London, Wellington and Singapore. The total level of readily liquefiable assets held to minimize the impact of any liquidity disruption was $10.9 billion at September 2005. The currency composition of the portfolio is outlined in the table below.

AUD	Total
$M
AUD	4,658
NZD	2,843
USD	2,405
EUR	190
GBP	734
SGD	36
10,866

For further details of financial instruments, refer to Note 37 to the Financial Report.

Supplementary Financial Information

Group Risk Profile

ANZ uses a two-dimensional risk grading system, which measures both the customer’s ability to repay (probability of default) and the loss in the event of default (a factor of the security taken to support the facilities).  The bank uses financial and statistical tools to assist in the risk rating of much of the Bank’s business and consumer borrowers. Customer’s risk ratings and loan facilities are reviewed periodically (typically at least annually for the large Retail and Commercial customers) to ensure the risk ratings reflect the credit risk of the customer and the prevailing economic conditions.  Similarly, the performance of the risk rating tools used in the credit rating process are reviewed periodically to ensure they remain statistically valid and reflect current loss experiences.

To measure the probability of default the Group applies a risk rating scale of 0 to 10 to its lending - with ratings 0 through 8 representing productive ratings, and 9 and 10 representing non-accrual loans.  Institutional, Corporate and Commercial risk grades, 1 to 8 have + and - modifiers, making a total of 27 separate risk grades.  In the Personal portfolio, some lending is portfolio graded.

To measure security coverage, a seven grade scale is applied, ranging from A through G.  Security Indicator A represents more than 130% security coverage, while G is applied to unsecured customer borrowings.  Institutional, Corporate and Commercial have four additional security indicators, K, M, S and I (K – Cash Cover, M – Mezzanine, S – Sovereign and I – Intragroup).

The table below shows the mix of assets by rating in ANZ’s portfolio as at September 30, 2005.  Outstandings (as opposed to limits) are documented, as they more closely relate to information disclosed on the balance sheet.  Over the 2005 year the quality of the portfolio has improved, with the percentage of lending assets graded 7 – 10 decreasing as a percentage of the total portfolio and the percentage of accounts graded 0-3 increasing.   Continual strong growth in Australian Mortgages of $10.8  billion (portfolio graded 4B) saw the percentage of accounts graded 4 increase (62% of risk rating 4 are portfolio graded Australian Mortgages).

In the 2004 year the percentage of accounts graded 0-3 decreased as a result of strong growth in Australian Mortgages of $12.1 billion (18% in a portfolio graded 4B) and the acquisition of NBNZ, which had only 11.9% of lending assets rated 0-3 as opposed to 12.8% in the pre NBNZ ANZ portfolio.

Overall, the portfolio remains well diversified. The general allowance for loan losses is considered sufficient to insulate against losses inherent in the portfolio.

Years ended September 30			2005	2004	2003
ANZ	S&P	Moody’s
CCR 0-3	AAA to BBB+	Aaa to Baa2	11.5%	11.3%	12.8%
CCR 4	BBB-	Baa3	57.7%	57.2%	55.3%
CCR 5	BB+ to BB	Ba1 to Ba2	16.8%	15.8%	15.3%
CCR 6	BB-	Ba3	12.1%	13.5%	13.7%
CCR 7-8	B+ to CCC	B1 to Caa	1.6%	1.8%	2.3%
CCR 9-10	D/Non Accrual	Non Accrual	0.3%	0.4%	0.6%

Loan Quality

ANZ’s policy relating to the recognition and measurement of impaired assets conforms with APRA guidelines.

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

2005

Gross non-accrual loans decreased to $642 million, down from $829 million as at 30 September 2004.  This was assisted by strong credit quality, favourable economic conditions and fewer large single name defaults.  Over the year several large non-performing exposures were finalized, including many of the Power and Telecommunication legacy accounts.  New Zealand businesses gross non-accrual loans increased $76 million this was due to exposure to two medium-sized corporate accounts and a few smaller exposures impacted by the significant downturn in the Apple market.

The default rate (new non accruals/average gross lending assets) has reduced by 12 basis points since September 2004 to 41 basis points.  This improvement is largely the result of lower new non-accrual loans in the Institutional business.

The Group has a specific allowance for loan loss coverage ratio of 40%.  Net non-accruals are $386 million (September 2004: $451 million) and represents 2.0% of shareholders’ equity at September 2005.

2004

Gross non-accrual loans decreased to $829 million from $1,007 million at September 2003 (notwithstanding the inclusion of $81 million of NBNZ non accruals).  The overall reduction was primarily the result of realizations, upgrades and write-offs of a number of large outstanding balances in the Institutional portfolios.  New non-accruals of $1,075 million in the September 2004 year represented an increase of $87 million compared to the September 2003 year.  Notwithstanding this increase the default rate (new non-accruals/average gross lending assets) decreased 10 basis points since September 2003, from 63 basis points to 53 basis points in the year to September 2004.  The principal sources of new non-accrual loans in the fiscal year ended 2004 were four “legacy” customers in the power and telecommunication sectors, and two resource customers.

As at 30 September 2004 the Group’s specific allowance for loan loss coverage ratio was 46%. Net non-accruals were $451 million (September 2003: $525 million), this represented 2.5% of shareholders’ equity at September 2004.

Non-Accrual Loans

Set out below are our non-accrual loans classified as loans carrying specific allowances and loans not carrying specific allowances. Non-accrual loans are credit risk assets where, generally, there is reasonable doubt about the ultimate collectability of any of the interest and/or principal under contractual terms.

September 30,	2005	2004	2003
	$M	$M	$M
Gross non-accrual loans	642	829	1,007
Subject to specific allowance for loan losses	511	714	913
Without specific allowance for loan losses	131	115	94

Gross Non Accrual Loans by Region
September 30,	2005	2004	2003
	$M	$M	$M
Australia/New Zealand	549	537	544
US/UK Europe	42	233	376
Asia	11	20	50
Other international	40	39	37
Total	642	829	1,007

New Non Accrual Loans by Region
September 30,	2005	2004	2003
	$M	$M	$M
Australia/New Zealand	867	826	636
US/UK Europe	55	216	320
Asia	21	25	11
Other international	20	8	21
Total	963	1,075	988

Years ended September 30	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M
Gross non-accrual loans subject to specific allowance
Australia	273	339	502	445	597
New Zealand	191	109	17	30	74
Overseas markets	47	266	394	597	269
Total	511	714	913	1,072	940
Specific allowance for loan losses	(256)	(378)	(482)	(575)	(490)
Net exposure	255	336	431	497	450
Gross non-accrual loans not subject to specific allowance
Australia	82	82	20	78	195
New Zealand	3	6	5	7	6
Overseas markets	46	27	69	46	119
	131	115	94	131	320
Net non-accrual loans (1)	386	451	525	628	770
Gross non-accrual loans
Australia	355	421	522	523	792
New Zealand	194	115	22	37	80
Overseas markets	93	293	463	643	388
Total	642	829	1,007	1,203	1,260
Specific allowances for loan losses	(256)	(378)	(482)	(575)	(490)
Net non-accrual loans (1)	386	451	525	628	770
Ratio of specific allowances for loans losses to gross non-accrual loans	39.9%	45.6%	47.9%	47.8%	38.9%

(1)     Excluding off-balance sheet commitments that have been classified as unproductive of $26 million (2004: $23 million, 2003: $37 million, 2002: $44 million and 2001: $31 million) net of an allowance of $17 million (2004: $6 million, 2003: $2 million, 2002: $10 million and 2001: $10 million).

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

Years ended September 30	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M
Australia	282	188	175	176	277
New Zealand	66	77	18	25	63
Overseas markets	33	28	20	15	11
Total past due loans	381	293	213	216	351

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

Years ended September 30	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M
Australia	28	32	—	1	1
New Zealand	—	—	—	—	—
Overseas markets	—	—	—	—	—
Total restructured loans	28	32	—	1	1
Other potential problem loans	—	—	—	—	—

Other Potential Problem Loans

We do not use the category “potential problem loans” for loans that continue to accrue interest. If a loan is identified as a potential problem, it is classified as non-accrual and if necessary an allowance is raised.

Interest Forgone

The following table shows the estimated amount of interest income that would have been recorded during the years ended September 30, 2005, 2004 and 2003 had interest on the above non-accrual loans and restructured loans been accrued to income for those years (or, in the case of restructured loans, had interest been accrued at the original contract rate), and the amount of interest income received with respect to such loans.

Years ended September 30	2005	2004	2003
	$M	$M	$M
Gross interest receivable on non-accrual loans and restructured loans
Australia	26	29	36
New Zealand	9	8	2
Overseas markets	16	25	31
Total gross interest receivable on non-accruals and restructured loans	51	62	69
Interest income received
Australia	(10)	(6)	(10)
New Zealand	(5)	(1)	(1)
Overseas markets	(10)	(12)	(12)
Total interest received	(25)	(19)	(23)
Net interest forgone
Australia	16	23	26
New Zealand	4	7	1
Overseas markets	6	13	19
Total net interest forgone	26	43	46

Allowance for Loan Losses

The allowance for loan losses reflects management’s estimate of the losses inherent in the lending portfolio.

Per Australian GAAP non current assets must not be carried at amounts greater than their recoverable amount.  When ANZ recognizes a write down in an individual asset or portfolio of assets, ANZ is recognizing that future economic benefits (previously assessed as being available to the entity) no longer exist.  Thus, at the date of ANZ’s assessment, the asset is impaired with the level of impairment across the portfolio represented by the allowance for loan losses.

ANZ’s methodology for determining the total allowance for loan losses establishes both a specific (allocated) and general (unallocated) component. The specific allowance represents the results of analysis of individual loans within ANZ’s portfolio.  ANZ regularly reviews its loan portfolios and monitors adherence to terms, conditions and lending covenants.  The reviews undertaken employ a variety of statistical and intuitive measures to determine the continuing collectability of credit facilities.  When doubt arises as to the collectability of a credit facility, the exposure is classified and reported as a Non Accrual.  When a credit facility is classified as Non Accrual, a “Specific Allowance”, calculated on the principal exposure less a conservative estimation of asset realization, is transferred from the General Allowance and allocated against the Non Accrual Loan.

The unallocated allowance (general allowance for loan losses) is established for losses inherent in the portfolio, but yet to be specifically identified. The unallocated allowance is regularly reviewed to ensure it is adequate, having regard to the loss rate and term of the portfolio. The allowance for loan loss charge represents the average one year loss expected based on the current portfolio over an economic cycle for the particular loan portfolio.  Expected loss is determined from analysis of both individual loan and portfolio risk gradings and associated default and loss expectancy rates. The Bank’s risk rating framework separately identifies the probability of default from the loss given default.

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

Years ended September 30	2005	2004	2003
	$M	$M	$M
Specific allowances for loan losses
Australia	160	209	267
New Zealand	90	68	9
Principal domestic markets	250	277	276
Overseas markets	23	107	208
Total specific allowance for loan losses	273	384	484
General allowance for loan losses	2,167	1,992	1,534
Total allowance for loan losses	2,440	2,376	2,018
General allowance for loan losses
Balance at start of period	1,992	1,534	1,496
Acquisition (disposal) of provisions	(13)	216	—
Adjustment for exchange rate fluctuations	(35)	53	(49)
Charge to profit and loss	580	632	614
Transfer to specific allowance for loan losses	(471)	(525)	(588)
Recoveries	114	82	61
	2,167	1,992	1,534
Specific allowance for loan losses
Balance at start of period	384	484	585
Acquisition of provisions	—	57	—
Adjustment for exchange rate fluctuations	(11)	(2)	(49)
Bad debts written off	(571)	(680)	(640)
Transfer from general allowance for loan losses	471	525	588
	273	384	484
Total allowance for loan losses	2,440	2,376	2,018

Allowance movement analysis
New and increased allowance for loan losses
Australia	378	459	418
New Zealand	146	80	45
United Kingdom	45	32	78
United States	1	28	64
Other overseas markets	34	26	70
	604	625	675
Allowance for loan loss releases	(133)	(100)	(87)
	471	525	588
Recoveries of amounts previously written off	(114)	(82)	(61)
Net specific allowance for loan losses	357	443	527
Net credit to general allowance for loan losses	223	189	87
Charge to profit and loss	580	632	614

The following table shows ANZ’s specific allowance for loan losses against loans by geographic region in addition to specific allowances against off balance sheet commitments and ANZ’s general allowance for loan losses for each of the past five years ended September 30.

Years ended September 30	2005	2004	2003	2002	2001
	$M	$M	$M	$M	$M
Specific allowances for loan losses
Australia	154	209	266	208	300
New Zealand	83	69	9	20	32
Overseas markets	19	100	207	347	158
Allowances against loss	256	378	482	575	490
Allowances against off-balance sheet commitments	17	6	2	10	10
Total specific allowances	273	384	484	585	500
General allowance for loan losses	2,167	1,992	1,534	1,496	1,386
Total allowance for loan losses	2,440	2,376	2,018	2,081	1,886

Allowance for Loan Losses – Industry Analysis

See Notes 4 and 5 of the Financial Information section of the Financial Report for details.

Concentrations of Credit Risk / Loans and Advances by Industry Category

See Note 4 of the Financial Information section of the Financial Report for details.

Although ANZ’s loan portfolio is spread across many countries, 69% of loans and advances are booked in Australia (September 2004: 67%) and 27% are booked in New Zealand (September 2004: 28%). The percentage of loans and advances booked in New Zealand increased after the acquisition of NBNZ in December 2003.  The inherent risk characteristics of ANZ’s loan portfolio are therefore very much linked to general economic conditions in Australia and New Zealand where the portfolio is diversified across different regions, industries, customer types and products.

As at September 30, 2005, ANZ’s largest credit exposure in Australia was in the category “Real estate - mortgage” (58%) which principally comprises owner occupied residential property loans with the remainder comprising loans made for residential investment (non-owner occupied) and commercial property purchases.  Over the year, strong growth was recorded in ANZ’s Mortgages Australia portfolio (14%) with growth in the portfolio continuing to benefit from the strong Australian housing market coupled with strong and competitive products and distribution networks.

As at September 30, 2005, 14% of ANZ’s Australian loans and advances were in the category “Personal”, which covers non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances.

ANZ’s largest overseas credit exposure is to “Real estate - mortgage”, where most of the exposure and associated growth is in New Zealand. This category’s percentage share of ANZ’s New Zealand and overseas loan portfolio was 54% in the fiscal year ended September 30, 2005.

ANZ’s prudent credit practices coupled with strong economic conditions in both Australia and New Zealand have ensured that ANZ’s consumer delinquency and loss rates have remained at very low levels.  ANZ’s risk policies remain firmly based on principles of loan-to-value ratios, conservative debt servicing capacity and the avoidance of speculative lending.  ANZ’s prudent approach to Inner City residential Mortgages Lending, which are potentially higher risk, has meant that ANZ’s exposure to this market has remained low and delinquencies negligible.

Notwithstanding the strength of ANZ’s credit quality, latent credit losses in selected industries are expected if oil prices settle at or above USD70 a barrel.  Industries with sub sectors identified as being directly at risk include; road transport, motor vehicle retailing, motor vehicle manufacturing, motor vehicle wholesaling and plastics manufacturing.  Other sectors indirectly impacted to lesser degrees will include: retail, hospitality and tourism.

Issues identified in 2002 in the power and telecommunications sectors are now considered resolved.

2004

Although ANZ’s loan portfolio is spread across many countries, 67% of loans and advances are booked in Australia (September 2003: 79%) and 28% are booked in New Zealand (September 2003: 14%). The percentage of loans and advances booked in New Zealand increased after the acquisition of NBNZ in December 2003.  The inherent risk characteristics of ANZ’s loan portfolio are therefore very much linked to general economic conditions in Australia and NZ where the portfolio is diversified across different regions, industries, customer types and products.

As at September 30, 2004, ANZ’s largest credit exposure in Australia was in the category “Real estate - mortgage” (58%) which principally comprises owner occupied residential property loans with the remainder comprising loans made for residential investment (non-owner occupied) and commercial property purchases.  Over the year strong growth was recorded in ANZ’s Mortgages Australia portfolio (18%, or 19% excluding the impact of securitization ) with growth in the portfolio continuing to benefit from the strong Australian housing market coupled with ANZ’s products and distribution networks.

As at September 30, 2004, 14% of ANZ’s Australian loans and advances were in the category “Personal”, which covers non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances.

ANZ’s largest overseas credit exposure is to “Real estate - mortgage”, where most of the exposure and associated growth is in New Zealand. This category’s percentage share of ANZ’s New Zealand and overseas loan portfolio was 52% in the fiscal year ended September 30, 2004.

ANZ’s prudent credit practices coupled with Australia’s and NZ’s strong economic conditions have seen the Group’s consumer delinquency and loss rates remain at very low levels.  ANZ’s risk policies remain firmly based on sound principles of loan-to-value ratios, conservative debt servicing capacity and the avoidance of speculative lending.  ANZ’s prudent approach to Inner City residential Mortgages Lending, which is potentially higher risk, has meant that ANZ’s exposure to this market has remained low and delinquencies negligible.

The National Bank of New Zealand Limited (NBNZ)

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

Internal funding to New Zealand was provided by three main sources: $1.0 billion of ordinary shares, $1.3 billion of redeemable preference shares and $2.6 billion of intra-group interest bearing debt.

The actual purchase price of $5,112 million differed from the $4,940 million published in the Renounceable Rights Issue prospectus due to adverse exchange rate movements and the impact of hedging, offset by reduced acquisition costs. The resulting goodwill of $3,266 million is being amortized in accordance with Australian Accounting Standards over 20 years with a charge of $129 million in the twelve months to September 30, 2005 (2004: $129 million).

As a result of amendments to thin capitalisation tax rules in New Zealand, the Group restructured its internal funding of the New Zealand group on 23 September 2005.  This involved the replacement of NZD1.129 billion of intercompany debt with redeemable preference share capital.  It is expected that this will increase profit in New Zealand by approximately NED million after tax in 2006.  However, it is also expected that this will be partly offset by the impact of unwinding certain structured finance transaction which are also impacted by thin capitalisation amendments.  The franking and profit impact on the Group of the change in New Zealand funding is expected to be limited due to redirecting capital from United Kingdom to New Zealand.

Integration

The primary focus of the integration programme in the fiscal year ended September 30, 2005 has been the delivery of integrated technology and business solutions in line with the overall integration objectives which ensure that customer satisfaction levels are maintained or improved, operational risk is minimized and the transition for staff is seamless.

Integration has progressed well in the fiscal year ended September 30, 2005 with the expected organisational and financial outcomes delivered.  The overall integration objectives remain unchanged and include:

•      Satisfying the Reserve Bank of New Zealand (RBNZ) Conditions of Registration

•      Maintaining separately branded retail, corporate and commercial banking business;

•      Strengthening our Rural banking business primarily under The National Bank brand;

•      Growing our Institutional business under the ANZ brand;

•      Merging and rationalizing head office and support functions; and

•      Realisation of integration synergies.

The key integration achievements for 2005 have been:

•      agreement with the RBNZ that the systems plans are a reasonable basis to satisfy the Conditions of Registration with the domestic systems  to be completed as planned by 31 December 2005 and the international systems to be completed by 30 June 2006;

•      completed new IT infrastructure establishment in New Zealand to support the systems migrating from Australia to New Zealand;

•      completed the migration to New Zealand of target systems in General Ledger, Procurement, Property and HR/Payroll;

•      commenced the migration to ANZ Group systems in Institutional, Corporate and Commercial; and

•      completed the Rural integration programme while maintaining its number one market share in this segment.

As the full impact of RBNZ requirements has been clarified during the year, the total cost of integration is now estimated to be NZD240 million, a modest increase on the original estimate of NZD220 million.  To date integration costs of NZD188 million have been incurred in line with expectations.

The RBNZ recently announced a changed approach to its “Outsourcing Policy” which has driven a change in the Conditions of Registration.  An analysis has commenced on how this may change the nature and cost of compliance.

In the fiscal year ended September 30, 2005 there was little revenue attrition relating to integration activities evident.  The cost synergies and revenue benefits forecast for 2007 of approximately NZ$110 million remains on track.

Expenditure on the integration of ANZ National Bank includes both the reallocation of existing resources to integration and incremental integration costs.  Incremental costs are those costs that will not recur once integration is complete and thus do not form part of the core ongoing cost base.  During the 2005 year $52 million after tax (2004: $14 million) of incremental integration costs were incurred.

ING Australia

On April 10, 2002, the Group entered into a contract to sell certain life and general insurance and funds management businesses to a joint venture with ING Group, and acquire a 49% interest in the joint venture.

Key details of the transaction are:

•      ING Australia Limited (“INGA”) is owned 51% by ING Group and 49% by ANZ.

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

As a result of the transfer of ANZ’s life insurance, general insurance and funds management subsidiaries into the new joint venture company, ANZ Life Assurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited are no longer consolidated within the results of the ANZ Group as subsidiaries.  ANZ Group’s investment in INGA is accounted for under the equity accounting method with 49% of both the net profit before tax and net assets from the joint venture recognized. The equity accounting method has been applied on the basis of INGA being under the joint control of ANZ and ING.

The profit on sale in 2002 was $170 million and a further $14 million on finalisation of completion accounts in 2004 financial year under Australian GAAP as a 49% interest in the businesses was retained.  Under US GAAP all profit on sale was eliminated as it occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

INGA, the wealth management joint venture between ANZ and ING Group, provides and distributes integrated wealth creation products, management and protection products and services aligned to ANZ distribution and the open market.

In the fiscal year ended September 30, 2005, INGA ceased being reported as a separate business segment.  The results are now incorporated principally into the Personal and Group Center divisions.

The net return to ANZ from INGA in 2005 increased by 12% to $75 million.

•      Funds management income in the fiscal year ended September 30, 2005 INGA increased by 5% to $465 million based on higher average funds under management underpinned by strong investment markets, and improved net flows in both personal investments and employer super businesses.

•      Risk income in INGA increased by 28% to $232 million due to growth in in-force premiums and continued favourable claims experience.  Sales growth was primarily in group life insurance products.

•      Operating costs in INGA increased 9% to $488 million.  Core operating costs were lower than 2004, offset by an increase in investment management fees due to higher funds under management.  Additional costs were incurred on projects remediating past unit pricing issues and upgrading systems and processes.  These projects should be completed in 2006.

•      Capital investment earnings in INGA were 10% ($16 million) higher than 2004, but negatively impacted by interest costs of $26 million (nil in the fiscal year ended September 30, 2004) related to a return of shareholder capital during the year.  ANZ partially hedged against volatility in this income stream.  As a result, gains in capital investment earnings were partially offset by hedge losses. ANZ ceased hedging capital investment earnings from 1 October 2005.

•      Tax expense in INGA increased 46% due to the loss of transitional tax relief for the life companies from July 1, 2005, higher operating profit and higher capital investment earnings.

ING New Zealand

In September 2005, ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII).  The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Ltd and 51% owned by INGII.

On 30 September 2005:

•      ANZ National Bank Limited and INGII invested NZD163 million and NZD170 million respectively into INGNZ.

•      ANZ National Bank Limited sold the NBNZ Life and Funds Management businesses to INGNZ for NZD158 million resulting in the following impact on the Group’s financial statements:

•      Reduction in unamortized goodwill of NZD114 million.

•      Recognition of approximately NZD16 million ($14 million) profit on sale of 51% of the NBNZ Life and Funds Management businesses.

•      An investment in INGNZ of NZD145 million (being initial investment adjusted for unrecognized profit on ANZ National Bank’s 49% share of the profit on sale of the NBNZ Life and Funds Management businesses joint venture and costs).

•      The profit on sale was $14 million under Australian GAAP as a 49% interest in the businesses was retained.  Under US GAAP, the entire profit on sale was eliminated as it occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

•      The intangible and tangible components of the investment in INGNZ are deducted from Tier 1 and total capital, respectively, in the Group’s capital adequacy ratio.

•      INGNZ acquired at market value the New Zealand-based businesses previously owned by INGA.  The profit on sale of the New Zealand-based businesses of approximately $40 million is recognized in INGA, however, ANZ’s share of this profit is eliminated on consolidation.

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

Accounting Developments

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using Australian Equivalents to International Financial Reporting Standards (AIFRS), issued by the Australian Accounting Standards Board.

On 1 October 2005, the Group commenced application of AIFRS, covering all financial systems and records.  The Group will report for the first time in compliance with AIFRS when the results for the half year ending 31 March 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with AIFRS as at 1 October 2004.  Most accounting policy adjustments to retrospectively apply AIFRS will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005.  The standards are AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, and AASB 4: ‘Insurance Contracts’.

The impacts of transition to AIFRS are outlined in Note 55 of the Financial Report.

United States GAAP

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) Share-Based Payment.   This Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period).   This Statement eliminates the alternative to use the intrinsic value method of accounting that is currently applied by ANZ.   ANZ will be required to adopt this Statement in 2006 fiscal year.

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

Historical changes

There have been no material changes to the Group’s critical accounting policies or their related methodologies over the last 3 years except to the extent that these will be impacted by the Group’s transition to AIFRS as outlined in Note 55 to the Financial Report.

A brief discussion of the Group’s current critical accounting policies, and their impact on the Group, follows:

a)  Allowance for Loan Loss Charge

Description and Significance

The Group recognizes an expense for credit losses ‘allowance for Loan Losses’ based on the average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle.  The allowance for loan losses is booked to the General allowance for loan loss which is maintained to cover the losses inherent in the Group’s existing loan portfolio.  The method used by the Group for determining the expense charge is referred to as ELP.  The Group uses ELP models to calculate the expected loss by considering:

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

As part of its review of the allowance for loan loss model outputs, the Group also regularly evaluates the overall level of the General allowance for loan loss. The Group is required, by APRA prudential standards, to have policies which cover the level of General allowance for loan loss required to absorb estimated losses inherent in the credit portfolio.  In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General allowance for loan loss charge. The Group considers it appropriate to maintain its General allowance for loan loss in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for the allowance for loan loss charge was 0.25% of average net lending assets or $580 million (2004: 0.31% or $632 million; 2003: 0.39% pr $614 million).

As at September 2005, the balance of the General allowance for loan loss of $2,167 million (Sep 2004: $1,992 million) represents 99% (Sep 2004: 1.01%) of risk weighted assets.

b)  Specific Allowance for Loan Loss Charge

Description and Significance

The Group maintains a specific allowance for loan loss arising from its exposure to organisations and credit counterparties.  When a specific debt loss is identified as being probable, its value is transferred from the General allowance for loan loss to the specific allowance for loan loss.  Specific allowance for loan losses is applied when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific allowance for loan loss charge equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from proceeds received from accounts which were written off in prior years are transferred back to the General allowance for loan loss.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General allowance for loan loss rather than directly impacting profit. However, to the extent that the General allowance for loan loss is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of net transfer from the General allowance for loan loss to the Specific allowance for loan loss, net of recoveries, during the year was $357 million (Sep 2004: $443 million; Sep 2003: $527 million).

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

Quantification of Sensitivity

Deferred acquisition costs – At September 30, 2005, the Group’s assets included $524 million (Sep 2004: $465 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $258 million (Sep 2004: $218 million) was recognized as an adjustment to the yield earned on interest earning assets.

Software assets – At September 30, 2005, the Group’s fixed assets included $381 million (Sep 2004: $430 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $121 million (Sep 2004: $129 million) was recognized.  Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense is expected to stabilize going forward.  Consistent with US accounting rules on software capitalization, only costs incurred during configuration, coding and installation stages are capitalized. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At September 30, 2005, the Group’s liabilities included $79 million (Sep 2004: $156 million) in relation to income received in advance. This income is largely comprised of two components: (1) fees received for services not yet completed; and (2) profit made on interest rate swaps from a shortening investment term of capital. Under Australian Accounting Standards, this profit is deferred and recognized when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets and liabilities at September 30, were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Personal	153	145	241	296	27	36
Esanda	284	250	5	8	—	—
New Zealand Businesses	61	38	15	30	15	41
Institutional	6	10	47	43	19	11
Other	20	22	73	53	18	68
Total	524	465	381	430	79	156

Deferred acquisition costs analysis

	2005			2004
		Brokerage
	Brokerage	capitalised	Balance	Brokerage	Brokerage
	amortized	(2)	(3)	amortized	capitalised	Balance
	$m	$m	$m	$m	$m	$m
Personal	63	71	153	64	66	145
Esanda	165	199	284	147	170	250
New Zealand Business	20	43	61	7	30	38
Institutional	4	0	6	n/a	n/a	10
Other (1)	6	4	20	n/a	24	22
Total	258	317	524	218	290	465

(1)   Include Group Center, Corporate Australia and Asia Pacific

(2)   Costs capitalized during the year exclude trailer commissions paid, relating to the acquisition of mortgage assets of $83 million (2004: $87 million)

(3)   Includes capitalized debt raising expenses

d) Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in INGA). The derivative instruments used to hedge the Group’s exposures include:

•      swaps;

•      foreign exchange contracts;

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

e)  Special purpose and off balance sheet vehicles

The Group may invest in or establish Special Purpose Entities (SPEs), to enable it to undertake specific types of transactions.

Where the Group has established SPEs which are controlled by the Group to facilitate transactions undertaken for Group purposes, these are consolidated into the Group’s financial statements.

The table below summarizes the main types of SPEs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special			SPE Assets
Purpose Vehicle (SPE)	Reason for establishment	Key Risks	2005	2004	2003
			$m	$m	$m
Securitization vehicles	Assets are transferred to an SPE which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources. The amount disclosed here is the total assets of SPEs managed or arranged by ANZ. It includes SPE’s that purchase assets from sellers other than ANZ.	ANZ may manage securitization vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provisions of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provide arm’s length services and facilities.	15,181	13,013	9,954

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,243	1,993	2,124

Managed funds	These funds invest in specified investments on behalf of clients.	INGA, INGNZ and certain subsidiaries at ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	44,779	39,544	28,655

	2005	2004	2003
Securitization vehicle assets that were managed or arranged by ANZ that related to assets previously (1):
Sold by ANZ	1,650	2,316	1,311
Sellers other than ANZ	13,531	10,697	8,643
	15,181	13,013	9,954
Securitization vehicle assets that were managed or arranged by ANZ that related to assets (1):
Sold by ANZ during the year	—	1,383	—
Sold by ANZ in previous years	1,650	933	1,311

(1) Balances represent total assets as at year end.

For details of amounts of cash flows arising from assets securitized by ANZ, refer to Note 39 of the Financial Report.

The following interests are retained by ANZ in relation to the SPEs

•      Securitization vehicles: credit and market risks associated with the underlying assets within securitization vehicles are not retained or assumed by ANZ, except to the limited extent that ANZ provides arms length services, for example, credit enhancement or hedging facility.

•      Structured finance entities: liquidity risk is retained

•      Managed funds: As a manager of funds, ANZ is exposed to operational and reputational risk.

Details of facilities provided by ANZ to the securitization vehicles are provided in the table below.  ANZ earns fees at a commercial rate for providing these facilities.

Type of facility	2005	2004	2003
Liquidity facility	4,554	4,070	3,760
Settlement limits	226	1,527	90
Hedging facilities	758	996	451
Loans and securities (1)	954	654	436
Credit enhancement facilities	137	197	196
Performance L/C’s (2)	305	265	242

(1)   Facilities provided by ANZ to the SPE which are not classified as credit enhancement facilities.

(2)   Facilities provided by ANZ to a third party in favour to the SPE.

ANZ is also entitled to receive residual income in SPEs that relate to assets that ANZ has sold.

The transfer of financial assets to SPEs has been, and will continue to be treated as a sale where the following conditions are met:

(a)   the transferred assets have been isolated from ANZ and are beyond its reach in receivership. In other words, the assets are transferred to a bankruptcy remote SPE;

(b)   the holder of the financial assets has the right to pledge or exchange the assets; and

(c)   ANZ does not maintain effective control through redemption rights prior to maturity or the unilateral right to require the SPE to return specific assets.

When these conditions are met, the assets are removed from ANZ’s balance sheet, as they no longer meet the definition of assets under Australian GAAP.

In accordance with current Australian accounting standards and the interpretation thereof, ANZ did not control these vehicles and consolidation was not required for the following reasons:

•      the activities of the SPEs are not being conducted on behalf of ANZ according to its specific business needs so that ANZ obtains benefits from the SPE’s operations;

•      ANZ does not have decision making powers to obtain the majority of the benefits of the activities of the SPE or by setting up an “autopilot” mechanism, the entity has delegated these decision making powers;

•      ANZ does not have rights to obtain the majority of the benefits of the SPE, nor is it exposed to risks incident to the activities of the SPE; or

•      ANZ does not retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

f)  Valuation of investment in INGA

Description and significance

The Group adopts the equity method of accounting for its 49% interest in INGA.  As of September 30, 2005 the Group’s carrying value is $1,479 million (Sep 2004: $1,697 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Limited (EY ABC) to provide an independent valuation of INGA for March 31, 2005 assessment purposes.  The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements.  The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital.  EY ABC presented an independent valuation range of $3,458 million to $3,727 million, reflecting a range of sales and cost base assumptions.  Based on this review, ANZ believed that no change was required to the carrying value of the investment  as at March 31, 2005.

A review for September 30, 2005 reporting purposes revealed there were no indicators of impairment and a further independent review was not required.

g)  Valuation of goodwill in ANZ National Bank Ltd

Description and significance

Goodwill arising from the National Bank of New Zealand (NBNZ) acquisition is systematically amortized over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The carrying value of goodwill is reviewed at each balance date and is written down, to the extent that it is no longer supported by probable future benefits.

The Group obtained an independent valuation of ANZ National Bank Limited as at 31 March, 2005.  This valuation, based on capitalization of earnings methodology, calculated the value on ANZ National Bank Limited at a New Zealand geographic and New Zealand business unit reporting level.  Based on the results of this valuation, no write-down in the carrying value of goodwill was required.

At 30 September, 2005, a management review was conducted to determine whether there were any indicators of impairment in the carrying value of NBNZ goodwill.  The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

Risk Management

Vision and Strategy

ANZ recognizes the importance of effective risk management to its business success. Management is committed to achieving strong risk control, and a distinctive risk management capability that enables ANZ business units to meet their performance objectives.

ANZ approaches risk through managing the various elements of the system as a whole rather than viewing them as independent and unrelated parts. The risk function is independent of the business with clear delegations from the Board and operates within a comprehensive framework comprising:

•      The Board, providing leadership, setting risk appetite/strategy and monitoring progress.

•      A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent team of risk professionals.

•      The use of sophisticated risk tools, applications and processes to execute the global risk management strategy across the Group.

•      Business Unit level accountability, as the “first line of defence”, and for the management of risks in alignment with the Group’s strategy.

•      Independent oversight to ensure Business Unit compliance with policies, regulations and laws, and to provide regular risk evaluation and reporting.

The various risks inherent in the operations of the Group may be broadly grouped together under the following major categories:

Credit Risk

The Group has an overall lending objective of sound growth for appropriate returns.  The credit risk management framework exists to provide a structured and disciplined process to support this objective.

The framework is top down, being defined firstly by the Group’s Vision and Values and secondly, by Credit Principles and Policies.  The effectiveness of the credit risk management framework is validated through various compliance and monitoring processes.  These, together with portfolio selection, define and guide the credit process, organization and staff.

Risk Management’s responsibilities for credit risk policy and management are executed through dedicated departments, which support the Group’s business units.  All major business unit credit decisions require approval by both business writers and independent risk personnel.

Market Risk

Market risk is the risk that ANZ will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity.

The market risk framework is discussed in more details at Item 11: Quantitative and Qualitative Disclosures about Market Risk.

Operational Risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Risk Management is responsible for establishing the Group’s operational risk framework and associated Group-level policies.  Business units are responsible for the identification, analysis, assessment and treatment of operational risks on a day-to-day basis.

A Risk Drivers and Controls (or “Scorecards”) Approach to operational risk measurement is used to measure the operational risk profile of individual business units, and to allocate operational risk economic capital. This approach gives business managers a strong and clear incentive to reduce operational risk.

Compliance

Compliance is the risk of failure to comply with all applicable legal and regulatory requirements and industry standards and the corresponding impact on ANZ’s business, reputation and financial condition.  Group Compliance governs the compliance framework and each division has responsibility for embedding that into its business.

Other

There are a number of other risks, which are not classified as Market, Credit or Operational Risk or Compliance, that need to be managed effectively and for which ANZ holds economic capital. These include, but are not limited to, items such as investment risk and fixed asset risk.  ANZ adopts a prudent approach to allocating capital for these risks.

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

Credit Default Swap (CDS) positions in the year ended September 30, 2005

AUD millions	Bought	Sold	Net
Portfolio Management	503	(463)	40
Matched Trades	4,618	(4,618)	—
Outright Positions	2,279	(1,644)	635
Trading Books	6,897	(6,262)	635
Total CDS	7,400	(6,725)	675

Credit derivatives in the trading book are used to support customer activity with trades typically matched off into the market place within a period of 180 days. This trading is subject to the usual market risk controls such as VaR limits, term limitations, asset quality requirements, and daily revaluation of all positions independently overseen by Market Risk.

In addition to direct use of credit derivatives for Portfolio Management and Trading Book purposes, as reflected in the above table, ANZ holds investments in two structured transactions and has brokered ten collateralized debt obligation (CDO) trades.  Each of these exposures is excluded from the table above.

ANZ investment in each of these structured transactions is in the amount of USD250 million, where ANZ has indirect exposure to a sold “First-to-Default” basket of credit derivatives in the amount of USD500 million, with a first-loss limit of USD250million. The underlying exposures are to a highly diversified group of 43 names, with no individual aggregate exposure in excess of USD 60 million. To date, credit protection totalling USD93 million has been purchased as a hedge against 5 of the underlying names.

The brokered transactions are portfolio credit default swaps referencing tranches with a total notional value of USD 705 million. The total subordination is USD 1,041 million.  The underlying exposures are to a highly diversified group of approximately 1500 names, with no individual exposure in excess of USD 90 million. ANZ has no market risk as a result of these transactions.  For bought counterparties not rated AAA, collateralisation mechanisms have been put in place to mitigate the counterparty credit risk exposure.

As with credit derivative activity associated with Portfolio Management and the Trading Book, these exposures are independently monitored by Market Risk.

Operational Risk Management Framework

ANZ’s Operational Risk Framework has been recently updated to reflect progressive changes and to incorporate Basel II requirements. Operational risk policies are in place and continually developed and refreshed to support the Operational Risk framework and to assist in the control and mitigation of operational risks.

A robust process exists for the identification, evaluation and treatment of operational risks. All business activity and new initiatives must be risk assessed in order to ensure that unacceptable risk is designed out of the business.  ANZ’s approach to management of Operational risk is consistent with the Australia & New Zealand Risk Management Standard 4360: 2004.

ANZ uses a Scorecard or Risk Drivers and Controls Approach (RDCA) underpinned by a statistical quantification model, to measure ANZ’s Operational Risk profile and to determine and allocate operational risk capital. This is an expert system, which:

•      Assesses the level of ANZ’s exposure to specified risk drivers,

•      Assesses the scope and quality of ANZ’s internal control environment, key operational processes and risk mitigants, and

•      Links these assessments to operational risk capital.

The approach directly connects risk measurement with the operational risk management process in ANZ, by providing a road map for reducing risk and direct incentives to invest in internal controls. The process is well embedded in ANZ’s day-to-day risk management systems and culture. It has been undertaken on a bi-annual basis since its introduction in ANZ in 2000 and is now an accepted and integral component of ANZ’s operational risk framework. The capital calculation methodology was reviewed recently in the fiscal year ended September 30, 2005 against Basel II Advanced Measurement Approach (AMA) qualifying requirements, and as a result refinements to the approach have been made to incorporate the required Basel II elements.

Business Continuity and Crisis Management

ANZ’s business continuity and crisis management capabilities continue to be reviewed, tested and, where necessary, strengthened in response to new and emerging threats.

Business Continuity is viewed as a critical management responsibility within the overall operational risk framework, which seeks to minimise the likelihood of a disruption to normal operations, constrain the impact were an event to occur and achieve efficient and effective recovery.

Crisis Management planning at Group and Country levels supplements Business Continuity Plans in the event of a broader Group or country crisis. Crisis Management plans include crisis team structures, roles, responsibilities and contact lists, and are subject to periodic testing.

Technology and Projects

A specialist function has been established to enhance the approach to technology risk management and to provide additional focus on large and high-risk projects.  Governance and reporting has been strengthened with executive oversight and monitoring performed by the Project Initiative Review Committee.

Training programs are also designed and implemented by this team for the project and risk community to ensure continued learning and development occurs to further enhance quality output.

Off Balance Sheet Arrangements

For Derivatives refer to Note 38 of the Financial Report.  For Capital Expenditure related commitment refer Note 46.  Credit Commitments and Contingent Liabilities refer Note 47 and Securitisation, Note 39 details cash flows from Securitization activities.  A summary of the types of SPE’s that are not consolidated into the Group is set out on page 87.

SHAREHOLDER INFORMATION

Item 6:    Directors, Senior Management/Executives and Employees

Directors

In accordance with the rules of the Constitution, and except as otherwise required by the Corporations Act 2001 (Cth), any other applicable law, and the Listing Rules of the Australian Stock Exchange, the Board of Directors has power to manage the business of the Company.  The Board may exercise all powers not required to be exercised at a general meeting of shareholders. On the date hereof the Directors of the Company are:

Director’s Name	Position held	Year appointed	Age
C B Goode, AC	Director / Chairman of the Board	1991	67
G J Clark	Director	2004	62
R S Deane	Director	1994	64
J K Ellis	Director	1995	68
D M Gonski, AO	Director	2002	52
M A Jackson, AC	Director	1994	52
J McFarlane	Chief Executive Officer	1997	58
D E Meiklejohn	Director	2004	63
J P Morschel	Director	2004	62

Under the Constitution, a non-executive Director must not hold office for more than three years was since last elected or re-elected and, in addition, the office of a Director automatically becomes vacant if the person who holds the office reaches 70 years of age. Messrs Goode, Gonski and Dr Deane offered themselves for re-election at the 2005 Annual General Meeting on December 16, 2005. As Mr Gonski and Dr Deane were re-elected, both of these Directors will be required to retire (although they may offer themselves for re-election) on or before the 2008 Annual General Meeting.  As Mr Goode was re-elected at the 2005 Annual General Meeting, he will be required to retire (although he may offer himself for re-election) on or before the 2008 Annual General Meeting. Messrs Meiklejohn and Morschel, Ms Jackson and Dr Clark were each elected or re-elected at the 2004 Annual General Meeting, and therefore each of these Directors will be required to retire (although they may offer themselves for re-election) on or before the 2007 Annual General Meeting. Mr Ellis was also re-elected at the 2004 Annual General Meeting and, will be required to retire (although he may offer himself for re-election) on or before the 2007 Annual General Meeting.

Mr McFarlane’s employment contract with the Company was extended in October 2004 for a further year until September 30, 2007.

Directors’ profiles

Mr C B Goode, AC

B Com (Hons) (MELB), MBA (Columbia University, New York), Hon LLD (Melb), Hon LLD (Monash)

Chairman

Independent Non-Executive Director

Non-executive director since July 1991.

Mr Goode was appointed Chairman in August 1995 and is an ex-officio member of all Board Committees.

Experience and expertise: Mr Goode has a background in the finance industry and has been a professional non-executive director since 1989. He brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Current directorships:

•      Chairman: Woodside Petroleum Limited (Director from 1988), Australian United Investment Company Limited (Director from 1990), Diversified United Investment Limited (Director from 1991), and The Ian Potter Foundation Ltd (Director from 1987).

•      Director: Singapore Airlines Limited (from 1999).

Age: 67. Residence: Melbourne.

Dr G J Clark

PhD, BSc (Hons)

Independent Non-Executive Director

Chairman of Technology Committee

Non-executive director since February 2004. Dr Clark is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise: Dr Clark is Principal of Clark Capital Partners, a US-based firm that advises internationally on technology and the technology market place. Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications. He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Current directorships:

•      Director: James Hardie Industries NV (from 2002).

Former directorships:

•      Former Director: Digex (2000–2002) and Acton Semiconductor Pty Limited (2001–2005).

Age: 62. Residence: Based in New York, United States of America but also resides in Sydney.

Dr R S Deane

PhD, B Com (Hons), FCA, FCIS, FNZIM

Independent Non-Executive Director

Chairman of ANZ National Bank Limited in New Zealand

Non-executive director since September 1994. Dr Deane is a member of the Compensation & Human Resources Committee and the Technology Committee.

Experience and expertise: Dr Deane has skills and experience across a variety of sectors including government, banking and finance, economics, telecommunications, and also with charitable and cultural organisations.

Current directorships:

•      Chairman: Telecom Corporation of New Zealand Limited (Director from 1992, CEO 1992–1999), Fletcher Building Limited (from 2001), Te Papa Tongarewa (Museum of New Zealand) (from 2000), and New Zealand Seed Fund Management Limited (from 2000).

•      Director: Woolworths Limited (from 2000).

Former directorships: Former Director: TransAlta Corporation (Canada) (2000–2003).

Age: 64. Residence: Wellington, New Zealand.

Mr J K Ellis

MA (oxon), FAICD, HON FIE AUST, FAUS IMM, FTSE, HON DR ENG (CQU)

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

Current directorships:

•      Chairman: Pacifica Group Limited (Director from 1999), National Occupational Health and Safety Commission (Director from 2003), Future Director Directions International Pty Ltd (from 2003), Landcare Australia Limited (from 2004) and Golf Australia (from 2005).

•      Chancellor: Monash University (from 1999)

•      Member: Australia-Japan Foundation (from 1999)

Former directorships: Former Chairman: Black Range Minerals Limited (2000-2004). Former Director: Australian Minerals & Energy Environment Foundation (1999-2003), GroPep Limited (2000-2005)

Age: 68.  Residence: Melbourne.

Mr D M Gonski, AO

B Com, LLB, S.I.A. (Aff), FAICD, FCPA

Independent Non-Executive Director

Chairman of the Nominations, Governance & Corporate Responsibility Committee

Non-executive director since February 2002. Mr Gonski is a member of the Risk Management Committee.

Experience and expertise: A lawyer, Mr Gonski has a broad experience across business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Current directorships:

•      Chairman: Coca Cola Amatil Limited (Director from 1997), the Investec Group in Australia (including Investec Wentworth Private Equity Pty Limited) (Director from 2001), Australia Council for the Arts (from 2002), and Sydney Grammar School Trust (from 1993).

•      Chancellor: University of New South Wales (from 2005).

•      Director: The Westfield Group (from 1985).

•      President: Board of Trustees of Art Gallery of NSW (from 1997).

Former directorships: Former Chairman: Morgan Stanley Australia Limited (1999–2002), and National Institute of Dramatic Art (2001–2005).

•      Former Director: John Fairfax Holdings Limited (1993–2005) and ING Australia Limited (2002–2005).

Age: 52. Residence: Sydney.

Ms M A Jackson, AC

B Ec, MBA, HON LLD, FAICD, FCA

Independent Non-Executive Director

Chairman of the Compensation & Human Resources Committee

Non-executive director since March 1994. Ms Jackson is a member of the Audit Committee.

Experience and expertise: A Chartered Accountant, with significant financial expertise, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

Current directorships:

•      Chairman: Qantas Airways Limited (Director from 1992) and Co-Chairman of Department of Foreign Affairs & Trade Australia NZ Leadership Forum (from 2003).

•      Director: Billabong International Limited (from 2000) and Howard Florey Institute of Experimental Physiology and Medicine (from 1998).

•      Member: Australia-Japan Foundation (from 2002).

Former directorships: Former Deputy Chairman: Southcorp Limited (2004–2005) and People Telecom Limited (2000–2002).  Former Director: John Fairfax Holdings Limited (2003–2004).

•      Former Member: Brain Research Institute (1999–2004).

•      Former Partner: Consulting Division of KPMG Peat Marwick (1991–1992).

Age: 52. Residence: Melbourne.

Mr J McFarlane, OBE

MA, MBA

Chief Executive Officer

Chief Executive Officer since October 1997. Mr McFarlane is also a Director of ANZ National Bank Limited in New Zealand.

Experience and expertise: Mr McFarlane brings broad leadership, management and banking skills following a 30-year career in banking. Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank, United Kingdom and Managing Director, Citicorp Investment Bank Ltd.

Current directorships:

•      Director: Financial Markets Foundation for Children (from 1999), Australian Business Arts Foundation (from 2000) and International Monetary Conference (from 1997, including term as President).

•      Member: Foreign Affairs Council (from 2005), Business Regulation Advisory Group (from 2002), Financial Literacy Foundation Advisory Board (from 2005), the Council of the Australian Bankers Association (from 1997, including a term as Chairman) and the Asia Business Council (from 2004).

Former directorships: Former Director: Business Council of Australia (1999–2003) and Australian Graduate School of Management Ltd (1999–2003), London Stock Exchange (1989–1991), Auditing Practices Board (1991–1997), The Securities Association (1989–1990), Capital Radio Plc (1995–1998), Financial Law Panel (1994–1999) and Cranfield School of Management (1992–1996).

Age: 58. Residence: Melbourne.

Mr D E Meiklejohn

B Com, Dip. Ed, FCPA, FAICD, FAIM

Independent Non-Executive Director

Chairman of the Audit Committee

Non-executive director since October 2004. Mr Meiklejohn is a member of the Nominations, Governance & Corporate Responsibility Committee.

Experience and expertise: Mr Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Current directorships:

•      Chairman: PaperlinX Limited (from 1999).  Director: Coca-Cola Amatil Limited (from 2005).

•      Vice President: Melbourne Cricket Club (from 1987).

Former directorships: Former Chairman: SPC Ardmona Limited (2002–2005) and former Deputy Chairman of GasNet Australia Limited (2001–2004).  Former Director: WMC Resources Limited (2002–2005) and OneSteel Limited (2000–2005).

Age: 63. Residence: Melbourne.

Mr J P Morschel

DIPQS, FAIM

Independent Non-Executive Director

Non-executive director since October 2004. Mr Morschel is a member of the Risk Management Committee and the Compensation & Human Resources Committee.

Experience and expertise: Mr Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Current directorships:

•      Chairman: Rinker Group Limited (from 2003).

•      Director: Singapore Telecommunications Limited (from 2001), Tenix Pty Limited (from 1998) and Gifford Communications Pty Limited (from 2000).

Former directorships:  Former Director: Rio Tinto Plc (1998–2005), Rio Tinto Limited (1998–2005), CSR Limited (1996–2003) and Leighton Holdings Limited (2001–2004).

Age: 62. Residence: Sydney.

Senior Management and Executives

At the date of the 20-F executive officers and senior management of ANZ were:

Executive Officers	Position held	Year appointed to position	Year joined Group
J McFarlane	Chief Executive Officer 32 years in the Banking and Financial Services Industry	1997	1997

J Anderson	Chief Executive and Director ANZ National Bank limited, New Zealand (to retire December 31, 2005.) Over 30 years experience in the Finance Services Industry	2004	2004

S M Buggle	Group General Manager, Finance Over 20 years finance experience	2005	2003

R J Edgar	Senior Managing Director 28 years experience in the Financial Services Industry	2003	1984

S A Freeman	Group General Manager, People Capital 27 years experience in Human Resources, including Industrial Relations	2001	2001

E Funke Kupper	Group Managing Director, Asia Pacific 17 years experience in Financial Services and consulting roles, covering Risk Management, International and Retail Banking	2004	1995

M A Grime	Managing Director, Operations Technology and Shared Services 24 years experience in senior Operations and Technology roles	2003	2003

B C Hartzer	Group Managing Director, Personal 12 years experience in Strategic Consulting to the Financial Services Industry and 4 years managing a global credit card business and running the Personal division	2004	1999

D Hisco	Managing Director, Esanda over 25 years experience in the Financial Services Industry	2005	1980

P J O Hawkins	Group Managing Director, Group Strategic Development (to retire effective July 3, 2006) Over 30 years experience in International and Commercial Banking	2002	1971

G K Hodges	Chief Executive Designate (from November 2005), then Chief Executive ANZ National Bank Limited in New Zealand (effective January 1, 2006) 28 years experience across Corporate Banking and Commercial Banking	2005	1991

P Hodgson	Chief Risk Officer Over 20 years experience in the Corporate and Investment Banking Sectors	2004	1997

T L’Estrange	Group General Counsel and Company Secretary Over 20 years legal and management experience spanning a range of industry sectors	2003	2003

P R Marriott	Chief Financial Officer 26 years experience in International Banking, Finance and Auditing	1997	1993

R G Moore	Group General Manager, Internal Audit 30 years experience in Audit and Risk Management consulting to the Investment Services Industry	2004	2004

M D Paton	Group Managing Director, Corporate Over 20 years of industry experience in Institutional Banking	2005	1988

Executive Officers	Position held	Year appointed to position	Year joined Group
E M Proust	Managing Director, Esanda (to retire effective July 3, 2006) Over 20 years Senior Management experience in major public and private sector organisations, and Finance Services Industry.	2002	1998

S C Targett	Group Managing Director, Institutional Director, Institutional Services 20 years experience in financial markets world-wide	2004	2004

There are no family relationships between or among any of the directors or executive officers.

Remuneration Report

Note 50 Section A Remuneration Tables

Refer to pages 76 to 79 of the Financial Report

Note 50 Section B Non-Executive Directors’ Remuneration

Refer to page 80 of the Financial Report

Note 50 Section C Remuneration Structure

Refer to pages 81 to 84 of the Financial Report

Note 50 Section D Chief Executive Officer’s Remuneration

Refer to page 85 of the Financial Report

Note 50 Section E Specified Executives’ Contract Terms

Refer to pages 86 to 87 of the Financial Report

Note 51 Equity Instrument Relating to Directors and Specified Executives

Refer to pages 90 to 97 of the Financial Report

Corporate Governance

Corporate Governance at ANZ: A Solid Foundation

This report sets out the Company’s corporate governance framework.

ANZ’s shareholders depend on the Company’s Board for strategic guidance and oversight of the Company as set out in the Board Charter. The Board recognizes its overriding responsibility to act honestly, fairly, diligently and progressively, in accordance with the law, in serving the interests of ANZ’s shareholders and all other stakeholders.

Corporate governance is an important focus for the Board. Good corporate governance meets ethical and stewardship responsibilities, and gives ANZ a strong commercial advantage. It receives close scrutiny, particularly since the establishment of the Nominations, Governance & Corporate Responsibility Committee in 2002.

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

In general, the Board seeks:

•      to embrace principles considered to be best practice across the jurisdictions;

•      to be an ‘early adopter’, where possible, by complying before a published law or recommendation takes effect; and

•      to take an active role in discussions regarding best practice in corporate governance in Australia and overseas.

Consequently, the Board continually monitors governance developments to align ANZ’s practices with best practice standards.

During the year, the Board worked closely with management to review and update ANZ policies and procedures in light of changes to regulations, legislation and guidelines across relevant jurisdictions.

Alignment with Australian and overseas corporate governance issues

International

•      International Financial Reporting Standards – (AIFRS) – ANZ has a formal program to ensure that the Company is prepared to report, in compliance with Australian equivalents to AIFRS as issued by the International Accounting Standards Board, when its results for the half-year ended March 31, 2006 are announced.

ANZ is on track to achieve this reporting schedule.

•      Basel II – For ANZ, the new Basel Accord is scheduled to commence in 2006 for two years of parallel running with the current Capital Accord, prior to full implementation in January 2008. ANZ has established a program to ensure the Company achieves accreditation at the advanced levels for both credit and operational risk under Basel II. The program is on schedule with a number of Basel II requirements already in place.

Australia

•      ASX Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations – ANZ considers these principles important and complies with the recommendations.

•      The Corporations Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 – CLERP 9 Act –  The legislation was passed by Parliament on June 25, 2004. ANZ chose to be an ‘earlier adopter’ of most of the new requirements for the 2004 financial year.

For the 2005 financial year, ANZ complies with all the new requirements.

New Zealand

•      NZX Corporate Governance Rules and Principles – The NZX has introduced a Corporate Governance Best Practice Code. As an overseas listed issuer on the NZX, ANZ is deemed to comply with the NZX Listing Rules provided that it remains listed on the ASX. A New Zealand Stock Exchange disclosure is available on page 110.

Other Jurisdictions

•      United States of America – As a ‘foreign private issuer’ registered with the SEC with securities listed on the NYSE, ANZ is required to comply with certain corporate governance requirements contained in US securities laws, including the Sarbanes-Oxley Act of 2002 and applicable New York Stock Exchange (NYSE) Listing Standards. Under the NYSE Listing Standards, ANZ is required to provide a brief description of the significant differences between its corporate governance practices and corporate governance requirements for US listed companies under the NYSE Listing Standards. Information will be provided in the Company’s US Form 20-F 2005 Annual Report and on the Company’s website.

•      United Kingdom – ANZ monitors developments in the UK Combined Code through changes made by the Higgs Report and the Smith Report.

Ethical and responsible decision-making

The Board encourages management to promote and maintain a culture within ANZ which draws upon a set of unifying values to guide the actions and decisions of the Board and all employees.

More than 21,000 ANZ employees have participated in the Breakout culture development program. The program includes workshops to help staff to apply values-based decision-making, balancing the competing needs of staff, shareholders, customers and the community in their roles and activities.

ANZ has three main codes of conduct which also guide everyday business practice and decision-making throughout the Group.

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

•      ANZ Code of Conduct for Financial Officers (adopted from G100 Code of Conduct for Chief Financial Officers) provides a practical guide for the CFO and financial staff in their everyday dealings as to the standards of ethical behaviour expected in the performance of their duties in addition to the ANZ Employee Code of Conduct.

Commitment to shareholder communication

Shareholders are the owners of ANZ, and the Company’s stated aim is to ‘perform and grow to create value for our shareholders’.

In order to vote on decisions about ANZ, and to communicate views to the Company, shareholders need an understanding of the Company’s business operations and performance.

ANZ encourages shareholders to take an active interest in the Company. It seeks to provide shareholders with quality information in a timely fashion generally through ANZ’s reporting of results, the Company’s Annual Report, briefings and half yearly newsletters.

ANZ strives for transparency in all its business practices. The Company recognizes the impact of quality disclosure on the trust and confidence of the shareholder, the wider market and the community.

Should shareholders require any information, they are also provided with relevant contact details for ANZ and relevant share registries in the half yearly shareholder newsletters and the Annual Report (under Information for shareholders).

Continuous disclosure

It has long been ANZ’s practice to release all price-sensitive information as required under the ASX listing rules in a timely manner:

•      to all relevant stock exchanges on which ANZ’s securities are listed; and

•      to the market and community generally through ANZ’s media releases, website and other appropriate channels.

Through ANZ’s Continuous Disclosure Policy the Company demonstrates its commitment to continuous disclosure. The policy reflects relevant obligations under applicable stock exchange listing rules and legislation.

For reporting purposes, price-sensitive information is information that a reasonable person would expect to have a material effect on the price or value of ANZ’s securities.

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

To allow as many shareholders as possible to have an opportunity to attend a meeting, ANZ rotates shareholder meetings around regional capital cities. Webcast technology has been introduced which makes it possible to ‘attend’ presentations – to listen to the speakers and simultaneously view presentations over the internet.

Prior to the Annual General Meeting, shareholders are encouraged to submit any questions they have for the Chairman or Chief Executive Officer to enable key common themes to be considered.

The external auditor is present at ANZ Annual General Meetings and available to answer shareholder questions. The auditor can respond on any business item that concerns them in their capacity as auditor.

Shareholders have the right to vote on various resolutions related to Company matters. If shareholders are unable to attend a meeting they can submit their proxies via post or electronically through ANZ’s website. Where votes are taken on a poll, ANZ appoints an independent party to verify the results, which are reported to the ASX and posted on ANZ’s website.

Board responsibility and delegation of authority

The Board is responsible to shareholders for the governance of the Group, and oversees its operations and financial performance. To this end, it sets the strategic direction and financial objectives, and monitors operational performance. It also monitors compliance in terms of ethical and efficiency standards and regulatory requirements. In addition, the Board appoints the Chief Executive Officer and regularly reviews his performance.

The ANZ Board is chaired by a non-executive independent director. Its structure provides for a division of responsibility between the Chairman and the Chief Executive Officer. This is supported by the ANZ Board Charter which states that the Chairman must be an independent non-executive director and that the majority of the Board must comprise independent non-executive directors.

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

Role of the Chairman

The Chairman, a non-executive director, plays an important leadership role with ANZ and is involved in:

•      chairing meetings of shareholders and Board meetings;

•      monitoring the performance of the Board and the mix of skills and effectiveness of individual contributions;

•      maintaining ongoing dialogue with the Chief Executive Officer and appropriate mentoring and guidance;

•      overseeing Board review processes; and

•      ongoing mentoring of individual directors.

Access to directors

Management is able to consult directors as required on a regular basis. Employees have access to the directors directly or through the Company Secretary. Shareholders who wish to communicate with the directors may direct correspondence to a particular director, or to the non-executive directors as a whole.

Board composition, selection and appointment

The Board strives to achieve a balance of skills, knowledge, experience and perspective among its directors. Details regarding the skills, experience, expertise of each director in office at the date of this Report can be found on pages 93 to 96.

The Nominations, Governance & Corporate Responsibility Committee is responsible for the nominations process which includes a regular review of board composition and succession for the Board including the Chairman.

Once a director is selected, there are several key elements relating to the appointment process including:

•      Formalising the appointment – Each director receives correspondence and related information setting out the Directors’ Code of Conduct, 3-year rotation, re-election procedures, length of service, Board composition and nomination process, performance evaluation, directors’ fees, directors’ dealings in shares, disclosure of interests, conflict of interest policy and procedures, outside board and other appointments as well as insurance and related procedures.

•      Receipt of appointment-related documents including:

•      Director Handbook – Each director receives a handbook which outlines directors’ principal obligations, Company policies, charters and processes as well as Board specific procedures. It also sets out details of scheduled Board and Committee meetings.

•      Director’s Deed – Each director signs the Deed which covers a number of issues including indemnity, directors’ and officers’ liability insurance, the right to obtain independent advice and the requirements concerning confidential information.

•      Undertaking induction training – New directors take part in a formal induction program which ensures they have dedicated sessions with ANZ directors, executives and other key staff members regarding ANZ’s values and culture, the Group’s governance framework, financial management and business operations. Specific topics covered during these sessions include the Directors’ Code of Conduct and Director-related policies, Board and Committee principles, processes and key issues, financial and audit issues such as accounting standards and taxation, governance issues including current and emerging legislation and regulations, risk management and compliance framework as well as people capital issues. Insight into the business units is provided in one-on-one sessions with each business head.  In addition, each new Committee member participates in Committee-specific educational sessions with the relevant Committee chairman and ANZ executives.

•      Adherence to Directors’ Code of Conduct – As presented earlier, this code sets out that directors will pursue the highest standards of ethical conduct.

•      Meeting share qualification – Non-executive directors are required to accumulate a holding in shares in the Company that is equivalent to at least 100% of a non-executive director’s base fee and 200% of this fee for the Chairman.

•      Election at next Annual General Meeting - The ANZ Constitution and the Corporations Act 2001 both permit the Board to appoint a person to be a director of ANZ at any time, but that person must seek election by shareholders at the next Annual General Meeting.

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

In the 2005 financial year, the Board reviewed its criteria for independence in respect of the requirements in the ASX Corporate Governance Council’s Best Practice Recommendations, NZX and NYSE Corporate Governance Standards, and the US Sarbanes-Oxley Act of 2002. The Board adopted standards for determining non-executive director independence both for members of the Board and the Audit Committee (some jurisdictions apply different tests for the assessment of Audit Committee independence). The criteria are more rigid than those set in most jurisdictions including criteria stipulated specifically for audit committees.

The Board applies the following standard in making its determination as to the existence of a material relationship – a relationship with ANZ is material if a reasonable person in the position of a non-executive director of ANZ would expect there to be a real and sensible possibility that it would influence a director’s mind in:

•      making decisions on matters likely to come regularly before the Board or its committees;

•      objectively assessing information and advice given by management;

•      setting policy for general application across ANZ; and

•      generally, carrying out the performance of his or her role as director.

At its July 2005 meeting, the Board considered each director’s independence and in each case concluded that the independence criteria were met by all non-executive directors.

The Board examined acquirer relationships associated with each director and immediate family members in respect of the level of lending and whether ANZ is the sole lender, the credit rating and whether the account is in order. Due to privacy regulations, ANZ is unable to disclose details of acquirer relationships associated with each director. The Board concluded that there was no such situation which would impact on a director’s independence.

The Board also examined supplier relationships associated with each director and immediate family members in respect of the value of the relationship to the supplier, the service or product provided and its value as well as other relevant information. It noted several director associations as follows:

•      Dr Deane is Chairman of Telecom New Zealand Ltd. ANZ acquires communication services from Telecom New Zealand for the Company’s New Zealand operations.

•      Mr Gonski is a director of Westfield Holdings Ltd. ANZ leases properties from Westfield for its branch network in Australia.

•      Ms Jackson is Chairman of Qantas Airways Limited. ANZ has commercial relationships with Qantas as a partner in the co-branded ANZ Frequent Flyer Visa Cards, as a lessor of airport terminal properties in Australia and New Zealand for ANZ automatic teller machines (ATMs), and as an acquirer of travel services for ANZ people.

In each case, the Board concluded that having regard to the nature and value of the commercial relationship and the materiality criteria described above, each of Dr Deane, Mr Gonski and Ms Jackson is independent.

Directors do not participate in any decisions regarding transactions with organisations which they are associated as acquirer or supplier (see Conflict of Interest on page 105). Directors’ biographies on pages 93 to 96 highlight their associations outside of ANZ.

It is the Board’s view that length of service is not a disabling criterion affecting a director’s independence.  On the contrary, length of service greater than 10 years is seen as beneficial in a complex organisation that is subject to significant economic cycles.

Independent advice

In order to assist directors to fulfil their responsibilities, each director has the right (with the prior approval of the Chairman) to seek independent professional advice regarding his/her responsibilities at the expense of the Group. In addition the Board and each Committee, at the expense of the Group, may obtain whatever professional advice it requires to assist in its work.

Tenure and Retirement

ANZ’s Constitution provides that at least one-third (or the nearest whole number) of directors must retire at each annual general meeting, but are eligible for re-election at that meeting.

An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting after their appointment. This requirement does not apply to the Chief Executive Officer, or any director retiring at that meeting in any event.

It is Board policy that directors appointed since July 1993 will, except in unusual circumstances, retire after 15 years of services as a director of ANZ.

During 2005, Mr Dahlsen and Dr Scott retired from the Board. Mr Dahlsen was Chairman of the Audit Committee (replaced by Mr Meiklejohn) and Dr Scott was Chairman of the Nominations, Governance & Corporate Responsibility Committee (replaced by Mr Gonski). During their tenure, they made significant contributions to ANZ as Board members as well as Committee Chairmen.

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

The performance criteria take into account each director’s contribution to:

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

Board and non-executive performance evaluations are conducted in two ways:

•      Annual review – On an annual basis, or more frequently if appropriate, the Chairman has a one-on-one meeting with each director specifically addressing the performance criteria including compliance with the Directors’ Code of Conduct. In addition, they discuss the effectiveness of the Board and related issues including the Board’s oversight and contribution to the Company, Board discussion (including the performance of the non-executive directors and the Chairman), Board memberships, Committees, and other relevant issues. They also discuss the performance of the Board against its Charter and goals set for the year. The Chairman provides a report to the Board on the outcome of these meetings.

In addition, each director also completes a questionnaire and returns this to the Chairman of the Nominations, Governance & Corporate Responsibility Committee. The Committee Chairman presents these findings to the Board.

The outcome of the 2004 annual review led to several Board and Committee related changes during this financial year. Firstly, there was an expansion of responsibility and change of name for the Nominations, Governance & Corporate Responsibility Committee. To provide greater focus on technology and technology risk, the Technology Committee was established (see page 107).

•      Re-election statement – Directors when nominating for re-election are required to submit a written or oral statement to the Board setting out the reasons why they seek re-election. In the director’s absence, the Board evaluates this statement (having regard to the performance criteria) when it considers whether to endorse the relevant director’s re-election.

Each Board committee conducts a self-evaluation at least annually (see page 105).

Continuing education

ANZ directors take part in a range of training and continuing education programs. In addition to a formal induction program (see page 102), continuing education sessions are held throughout the year focusing on a range of topics including People Capital issues, emerging economic topics, technical developments, pending legislation, accounting standards, taxation, risk management and corporate governance.

Directors also receive a quarterly newsletter designed to keep them abreast of matters relating to their duties and responsibilities as directors and officers.

In addition to formal Board-wide workshops, each Committee conducts its own continuing education sessions. Internal and/or external experts are engaged to conduct all education sessions.

Directors also receive regular business unit briefings at each Board meeting. These briefings provide directors with an insight into each area of the Company, in particular, performance, key issues, risks and strategy for growth. In addition, directors participate in business unit site visits which provide them with the opportunity to meet with staff and customers.

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

Under the Director’s Disclosure of Interest Policy and Policy for Handling Conflicts of Interest (see page 110), a director may not exercise any influence over the Board if a potential conflict of interest exists. The process set out is such that a director may not receive relevant Board papers, may not be present for Board deliberations on the subject, and may not vote on any related Board resolutions. These matters, should they occur, are recorded in the Board minutes.

Board Committees

Each of the five main Committees is comprised solely of independent directors, has its own Charter and has the power to initiate any special investigations it deems necessary. Committee membership is reviewed annually. Membership criteria are based on a director’s skills and experience, as well as his/her ability to add value to the Committee. Board Committee attendance is contained on page 108.

The Chairman is an ex-officio member of all Committees. The Chief Executive Officer, Mr McFarlane, is invited to attend Committee meetings, as appropriate. His presence is not automatic, however, and he does not attend any meeting where his remuneration is considered or discussed. Non-executive directors may attend any meeting of a Committee on a subject where they have a special interest.

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

The Audit Committee is responsible for oversight and monitoring of:

•      the Company’s financial reporting principles and policies, controls and procedures;

•      the work of Group (Internal) Audit which reports directly and solely to the Chairman of the Audit Committee (refer to Group (Internal) Audit on page 109 for more information);

•      the Audit Committees of subsidiary companies such as ANZ National Bank;

•      the integrity of the Company’s financial statements and prudential returns; and

•      compliance with regulatory requirements and independent audit thereof.

The Audit Committee is also responsible for:

•      the appointment, evaluation and oversight of the external auditor;

•      compensation of the external auditors; and

•      where appropriate, replacement of the external auditor.

Under the Committee Charter, all members of the Audit Committee must be financially literate and that at least one member of the Committee be a “financial expert” as defined in the US Sarbanes-Oxley Act.  Mr Meiklejohn and Ms Jackson were designated as the Audit Committee’s ‘financial experts’ for this purpose for the 2005 financial year. Refer to pages 95 and 96 for their qualifications.

The Audit Committee meets with the external auditor without management being present. The Chairman of the Audit Committee meets separately and regularly with the Group General Manager (Internal) Audit and the external auditor.

Some 2005 financial year activities included:

•      Monitoring the work of Group (Internal) Audit – During the year, the Committee received regular comprehensive reports on Group (Internal) Audit covering its activities, governance, staff, customers, quality and management. In addition, the Chairman of the Audit Committee attended a number of senior Group (Internal) Audit team meetings and the team conference. He also took part in small group discussions with the Group (Internal) Audit staff.

•      Review of the transition to AIFRS – The Group is required to report in accordance with these standards for the 2006 financial year. The Committee monitored the Group’s preparations for transition to the new standards including staff education and skill enhancement, systems modifications, new systems development and financial reporting changes.

The Compensation & Human Resources Committee is responsible for recommendations to the Board in respect of the Group’s compensation program including any equity-based programs.  It also evaluates the performance of and approves the compensation for the senior executive officers and Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

Some 2005 financial year activities included:

•      Planning for Directors’ Retirement Scheme closure – The Committee reviewed the scheme, considered alternative approaches taking into account best practice and has overseen the planning for the closure of the scheme on September 30, 2005.

•      Introduction of shareholding guidelines – To ensure strong alignment between non-executive directors, the Chief Executive Officer, senior executives and shareholders, the Committee monitored the development and implementation of shareholding guidelines.

•      Revision of remuneration principles and processes – A review of ANZ’s compensation program was undertaken during the year which included extensive consultation with key shareholders and their advisers. As a result, changes were made to the executive remuneration structure.

•      Review of the succession plan – The Committee conducted reviews of the current succession plans covering the replacement of the CEO, CEO’s direct reports and other business-critical roles.

The Nominations, Governance & Corporate Responsibility Committee identifies and recommends prospective Board members and succession planning for the Chairman, recommends processes for Board performance review, corporate governance principles and practices and monitors the direction and control of corporate responsibility for ANZ.

Some 2005 financial year activities included:

•      Widening scope – In recognition of ANZ’s commitment to corporate responsibility, the Committee expanded its scope to include this area of focus. This commitment was also reflected in changes made to the Directors’ and Employees’ Codes of Conduct and the Charters for the Board and the Committee.

•      Monitoring changes to domestic and overseas legislation and regulations – The Committee received regular updates on changes to relevant legislation and regulations and considered potential impacts on ANZ’s customers, staff, operations and the community.

•      Refining Board performance evaluation processes – Procedures for Board performance assessment were reviewed.  The Committee recommended to the Board the adoption of a mixed-methods approach, where directors take part in an interview and complete a detailed questionnaire.

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

Some 2005 financial year activities included:

•      Examination of risk culture – The Committee reviewed the Group’s risk culture with the objective of ensuring the correct balance between risk and reward. This resulted in further alignment of Risk to the divisions as well as the revision of several risk policies.

•      Oversight of Basel II – The Group is preparing for the new Basel Accord, scheduled to commence in 2006 for two years of parallel running with the current Capital Accord, prior to full implementation in January 2008. The Committee monitored the Group’s preparation for transition to the new Accord including the accreditation submission. In addition, the Committee took part in a dedicated Basel II education forum.

•      Monitoring of emerging risks – During the year, the Committee received regular reports on emerging or future risks and management’s responses necessary to ensure timely and necessary mitigation.

Newly established in the fiscal year ended September 30, 2005, the Technology Committee assists the Board of Directors in the effective discharge of its responsibilities in relation to technology related matters. The Committee is responsible for the oversight and evaluation of new projects in technology above $50 million and security issues relevant to ANZ’s technology processes and systems. It is also responsible for the review and approval of management’s recommendations for long-term technology planning and the overall framework for the management of technology risk.

Some 2005 financial year activities included:

•      Review of technology systems – To enhance understanding of the Group’s systems, the Committee took part in site visits of key operations and partner facilities. In addition, the Committee received several reports on technology systems and reviewed future technology strategy.

•      Oversight of information security – The key drivers of information security were reviewed by the Committee as well as monitoring of emerging technology risks and management’s responses necessary to ensure proper mitigation.

•      Monitoring of New Zealand systems integration – The Committee received updates on the New Zealand technology initiatives and overall integration.

Additional Committees

In addition to the five main Board Committees, the Board has constituted a Shares Committee and an Executive Committee to assist in carrying out its functions.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions. The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan.

Role Of Company Secretary

The Board is responsible for the appointment of ANZ’s Company Secretaries. Currently there are three people appointed as Company Secretary. For management and corporate governance purposes the following structure operates.

The Group General Counsel and Company Secretary is normally in attendance at all Board and Committee meetings. He prepares minutes and provides legal advice to the Board if and when required. He works closely with the Chair of the Nominations and Corporate Governance Committee to develop and maintain ANZ’s corporate governance principles. He is responsible to the Board for the Company Secretary’s Office function.

The Company Secretary is responsible for day-to-day operations of the Company Secretary’s Office including lodgements with relevant stock exchanges, the management of dividend payments, and the relationship with the share registry provider. The Chief Financial Officer is also appointed as Company Secretary.

Directors’ Meetings

The number of Board meetings and Committee meetings held during the year ended September 30, 2005 and attended by each director are set out in the following table.  Column A indicates the number of meetings the Director was eligible to attend.  Column B indicates the number of meetings attended.  The Chairman is an ex-officio member of all Board Committees.

	Board		Risk Management Committee		Audit Committee		Compensation & Human Resources Committee		Nominations, Governance & Corporate Responsibility Committee		Technology Committee		Executive Committee		Shares Committee		Committee of the Board
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
C B Goode	8	8	7	7	9	9	6	6	5	5	2	2	7	7	4	4	4	4
G J Clark	8	8	—	—	—	—	—	—	5	5	2	2	—	—	—	—	—	—
J C Dahlsen (2)	3	3	—	—	4	4	—	—	—	—	—	—	1	1	—	—	1	1
R S Deane (1)	8	8	3	3	—	—	6	6	—	—	2	2	2	2	—	—	—	—
J K Ellis	8	8	7	7	9	8	—	—	—	—	—	—	2	2	—	—	—	—
D M Gonski	8	8	7	7	—	—	—	—	5	5	—	—	3	3	1	1	—	—
M A Jackson	8	8	—	—	9	9	6	6	—	—	—	—	3	3	—	—	—	—
J McFarlane	8	8	—	—	—	—	—	—	—	—	—	—	7	7	1	1	3	3
D E Meiklejohn	8	8	—	—	8	8	—	—	5	5	—	—	—	—	3	3	—	—
J P Morschel	8	8	7	7	—	—	6	6	—	—	—	—	3	3	1	1	—	—
B W Scott (2)	5	5	—	—	—	—	4	4	2	2	—	—	3	3	1	1	—	—

(1)   New Zealand resident

(2)   Retired during the year.  Mr Dahlsen – February 3, 2005 and Dr Scott – April 23, 2005

Risk management and compliance

ANZ’s business controls are governed by an ongoing focus on risk and compliance issues within the framework of the Company’s overall strategy. ANZ has established a comprehensive risk and compliance management framework to ensure best practice alignment.

In terms of risk management and compliance, the Board is principally responsible for establishing risk tolerance, approving related strategies and policies, monitoring and assessing the activities of management, overseeing policy compliance and the effectiveness of the risk systems and policies to meet the requirements of all regulations and the interests of shareholders, customers and staff.

On a day-to-day basis, the various risks inherent in ANZ’s operations are managed by both Group Risk Management and each business unit.

For further information on risk management, please see page 130.

Financial Controls

As previously noted, the Audit Committee of the Board oversees the Company’s financial reporting policies and controls, integrity of the Company’s financial statements, the work of Group (Internal) Audit, the Audit Committees of the subsidiary companies, prudential returns and compliance with related regulatory requirements.

To further strengthen controls and procedures, the Audit Committee agreed that the Company undertake a Group-wide program focusing on Section 404 of the US Sarbanes-Oxley Act of 2002. The program is being instituted at both Company and business unit level and is overseen by a program steering committee.

ANZ expects to be in full compliance with this section of the Act during the financial year to September 30, 2006, ANZ’s first reporting date under the Act.

Audit

Group (Internal) Audit

Group (Internal) Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective. It operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager (Internal) Audit reports to the Chairman of the Audit Committee.

The Audit Committee monitors the performance of Group (Internal) Audit and the Group General Manager (Internal) Audit.

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

The Audit Committee plays an active role in reviewing significant issues arising from internal audits conducted by Group (Internal) Audit. There is a robust process for ensuring prompt resolution of audit issues, which includes regular reviews of progress by the Chief Executive Officer and the Chairman of the Audit Committee.

The Audit Committee also receives formal reports on significant issues to ensure that any remedial action is undertaken promptly.

External audit

The external auditor’s role is to provide reasonable assurance that ANZ’s financial reports are true and fair and free from material misstatement. The external auditor also performs independent audits in accordance with Australian and United States Auditing Standards.

The Audit Committee oversees ANZ’s Policy on Relationship with the External Auditor. Under the policy, the Audit Committee is responsible for the appointment (subject to ratification by shareholders), compensation, retention and oversight of the external auditor.

The policy also stipulates that the Audit Committee:

•      pre-approves all audit and non-audit services;

•      regularly reviews the independence of the external auditor;

•      evaluates the effectiveness of the external auditor.

Details of non-audit services are on pages 112.

In addition, ANZ requires a two-year period before any former partner or employee of the external auditor is appointed as a director or senior executive of ANZ.

The lead partner position of the external auditor is required to rotate off the ANZ audit after five years and cannot return for a further five years. Other senior audit staff are required to rotate off after a maximum of seven years. Any potential appointments of ex-partners or ex-employees of the external auditor to the ANZ finance staff, at senior management level or higher, must be pre-approved by the Chairman of the Audit Committee.

Codes of Conduct and Policies

Below is an overview of ANZ’s key codes and policies which apply to directors and employees.

•      Codes of Conduct for Directors and for Employees – These policies set out the ethical standards to which directors and employees are expected to adhere. The Codes require that directors and employees adhere to the law, disclose any relevant interests, and act honestly and ethically in all their dealings. The Codes also cover the confidentiality of information, limits on acceptance of gifts or entertainment and on use of ANZ goods, services and facilities. Key contact – Group General Counsel and Company Secretary.

•      Code of Conduct for Financial Officers – (adopted from the Group of 100 Code of Conduct for CFOs and Senior Financial Officers). The Code requires that Chief Financial Officers and other finance staff influencing financial performance adhere to principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals. Key contact – Chairman of the Audit Committee.

•      Critical Accounting Policies – Details of the critical accounting policies and any changes in accounting policies made since the date of the 2004 Annual Report are set out on page 83 in this Report and in the 2005 Financial Report. Key contact – Group General Manager Finance.

•      Directors’ Disclosure of Interests Policy and Policy for Handling Conflicts of Interests – The Board has adopted a policy on disclosure of interests requiring that directors disclose certain interests, and actual or potential conflicts of interest are addressed. Details of directors’ dealings with ANZ are set out in the Financial Report. Key contact – Group General Counsel and Company Secretary.

•      Employee Indemnity Policy – This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements. Key contact – General Manager Operational and Technology Risk.

•      Continuous Disclosure Policy – ANZ is committed to achieving best practice in the area of continuous disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market. The policy requires that information disclosed to the relevant stock exchanges is placed on ANZ’s website. Key contacts – Head of Investor Relations, Head of Media Relations and Group General Counsel and Company Secretary.

•      Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing – This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations. It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting. The policy is aimed at ensuring that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds. Key contacts – General Manager Operational and Technology Risk and General Manager Group Compliance.

•      Policy on Relationship with External Auditor – The Board and the Audit Committee’s policy on audit and non-audit services regulates the audit-related and non-audit services that may be conducted by ANZ’s external auditor. It sets in place a formal approval process regarding the provision of audit and non-audit services. This approval process is the responsibility of the Audit Committee. In addition it sets out the rotation requirements for the lead partner and other members of the audit team, and processes related to the potential appointment of ex-partners or ex-employees of the external auditor. Key contact – Chairman of the Audit Committee.

•      Securities Trading Policy – The policy prohibits trading in ANZ securities or the securities of other companies for all persons – directors, employees, contractors and consultants engaged by ANZ – who are aware of unpublished price-sensitive information. In addition, the policy specifically prohibits restricted employees trading in ANZ securities during ‘blackout periods’, which are the six weeks leading up to the day following the half-yearly and annual results announcements. Key contact – General Manager Group Compliance.

•      Whistleblower Protection Policy (formerly known as Serious Complaints Policy) – The Whistleblower Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ. It requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith. Key contacts – Group General Manager (Internal) Audit and Group General Counsel and Company Secretary.

•      New Zealand Policies – Recognising the importance of ANZ’s presence in New Zealand and the requirements of the Reserve Bank of New Zealand, the ANZ National Bank Limited Board reviews and approves all ANZ Group governance and risk management polices before they are adopted by ANZ National Bank to ensure that they meet all New Zealand regulatory requirements. Key contact – General Counsel and Company Secretary ANZ National Bank Limited.

New Zealand Stock Exchange Disclosure

The following statement is included as required under New Zealand Stock Exchange (NZX) Listing Rules which requires ANZ, as an ‘Overseas Listed Issuer’, to include a statement of the material differences between Australian Stock Exchange (ASX) corporate governance rules and principles and those applicable under the NZX Corporate Governance Best Practice Code (NZX Code). Irrespective of any differences, ANZ complies with all applicable governance principles and requirements both in Australia and New Zealand.

The ASX corporate governance rules and principles specifically address corporate governance matters in relation to risk management, internal controls and stakeholder interests which are not specifically addressed in the NZX Code. The ASX principles and rules also provide greater emphasis on the need for issuers to disclose internal corporate governance policies and procedures to shareholders (including for example disclosure of insider trading policies, performance measurement procedures and remuneration policies).

The ASX corporate governance principles and rules require ANZ to comply or explain any non-compliance, while some of the NZX governance requirements are mandatory under the NZX Listing Rules. For example, the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations suggest that a majority of directors be independent. The NZX Listing Rules require that at least two directors be independent (or if there are 8 or more directors, at least 3 or one-third be independent).

In New Zealand, governance rules concerning the independence of auditors are covered in the NZX Code. In Australia, they are covered more extensively in the Corporations Act 2001 and the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations. There are also some differences in other aspects of corporate regulation generally in Australia and New Zealand. For example:

•      ASX Listing Rules do not require shareholder approval of major transactions to the same extent required by NZX Listing Rules.

•      The ASX related party transaction provisions require shareholder approval only for related party acquisitions or dispositions of assets exceeding 5% of shareholders equity. Whereas the NZX related party transaction provisions require shareholder approval for related party acquisitions, dispositions and other transactions exceeding 5% of the issuer’s average market capitalisation, and for an additional category of service arrangements where the threshold is an annual gross cost of 0.5% of the issuer’s average market capitalisation.

•      Restrictions on buy-backs and financial assistance covered by the NZX Listing Rules are not addressed in the ASX Listing Rules, but are covered in Australia’s Corporations Act. Details on ANZ’s corporate governance are set out on pages 99.

Comparison to NYSE Corporate Governance Standards

The New York Stock Exchange (“NYSE”) Listing Rules, Section 303A, recently instituted a broad regime of new corporate governance requirements for NYSE-listed companies.  Under the NYSE Listing Rules, foreign private issuers, such as ANZ, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (“Exchange Act”) and certain notification provisions contained in Section 303A of the Listing Rules. The relevant ‘home country’ practice for ANZ is the Australian Stock Exchange (“ASX”) Corporate Governance Council - Principles of Good Corporate Governance and Best Practice Recommendations.

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

Equity Compensation Plans

Shareholders are not provided under Australian law with the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans.  Under the NYSE’s rules, shareholder approval is required for such plans or for material revisions to such plans.  Australian law does, however, require the issue of shares to certain people under equity compensation plans to be approved by shareholders.

This disclosure is also available on our website at http://www.anz.com under the heading “Other Corporate Governance Matters-Comparison with NYSE Corporate Governance Standards”.

United States Sarbanes - Oxley Act of 2002

The United States Sarbanes Oxley Act was signed into law on July 30, 2002. As ANZ has securities registered under the Securities Exchange Act of 1934 and files disclosure documents with the United States Securities and Exchange Commission (the “SEC”), ANZ is subject to the provisions of this Act.  The SEC has been delegated authority to adopt rules to implement many of SOX provisions. At present, some of these rules do not yet apply to ANZ as a foreign private issuer.

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

Audit Committee determination of independence and financial experts

The Sarbanes Oxley Act of 2002 (SOX) requires that each member of the ANZ Audit Committee be a member of the ANZ Board of Directors and meet certain criteria for independence. In addition, SOX requires there to be at least one “financial expert” on the Committee.

The Audit Committee is composed solely of non-executive directors.  The ANZ Board has reviewed the independence criteria in SOX, and determined that each non-executive director on the Committee is independent.

The current Committee membership is Mr David Meiklejohn (Chairman) (from October 1, 2004), Ms Margaret Jackson and Mr Jerry Ellis, each of whom is a non-executive, independent Director.  Mr Charles Goode (Board Chairman) is an ex-officio member of the Audit Committee.  The Committee includes members who have appropriate financial expertise and an understanding of the industry in which ANZ operates.  All members of the Committee satisfy the independence requirements under Section 10A-3 of the Exchange Act and the rules of the NYSE.

The Board has determined that Ms Margaret Jackson and Mr David Meiklejohn are “audit committee financial experts” as defined under SOX.  Although the Board also has determined that these individuals have the requisite attributes defined under the rules of the SEC, their responsibilities are the same as those of the other Audit Committee members.  They are not auditors, do not perform “field work” and are not full-time employees.

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

Work of External Auditor

Our Audit Committee is directly responsible for the appointment, remuneration and oversight of the external auditor.  The former KPMG lead auditor concluded his term at the conclusion of the 2004 audit activities and a new lead auditor took responsibility for the Group’s audit in the 2005 financial year.

Section 404

Please see commentary on page 108 under Financial Controls.

Responsibility for Financial Reports

As required by SOX, our CEO and CFO have provided 302 certification for this 20-F filing. This certification follows an audit of the disclosure controls and procedures.  See Item 15 for a further description of this evaluation of disclosure controls and procedures.  The audit was conducted by the Group’s internal audit function during September and October 2005.  A report on the findings of this audit was presented to the Audit Committee and to the external auditor.

Code of Ethics

ANZ has written a Code of Conduct that applies to ANZ’s principal financial officer, principal accounting officer and other financial officers.  ANZ has also written Codes of Conduct for directors and employees that applies to ANZ’s Chief Executive Officer, all directors and all ANZ employees.

Share Trading Policy

The share trading policy adopted by the Group specifically prohibits trading in ANZ shares by directors, certain employees, contractors and consultants working in specific areas of the Group during black out periods. The Group’s policy is consistent with SOX.

Complaints

As required by SOX, the Audit Committee has established a Whistleblower Protection Policy and related procedures which provide a mechanism by which ANZ staff, consultants and contractors may voice concerns anonymously regarding questionable accounting or auditing matters.

Employment Contracts

Arrangements or undertakings between executive officers and ANZ are covered by an employment agreement under which remuneration is at such rates and terms as ANZ shall determine from time to time.

Fees paid to Auditors and Pre-approved Policies and Procedures

Summary of Fees

Summary of Fees	2005	2004	2003
	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company (1) or an entity in the Group	4,981	2,981	2,640
Other audit-related services (2)	1,060	567	2,083
Other assurance services (3)	927	2,934	3,891
	6,968	6,482	8,614
Taxation	—	563	775
Total	6,968	7,045	9,389
Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	1,977	1,834	1,293
Other audit-related services (2)	1,475	1,494	1,503
Other assurance services (3)	188	77	1,473
	3,640	3,405	4,269
Taxation	4	65	83
Total	3,644	3,470	4,352
Total remuneration of auditors	10,612	10,515	13,741

(1)   2005 includes services in relation to the transition to Australian equivalents to International Financial Reporting Standards.

(2)   Includes services for the audit or review of financial information other than financial reports, including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes.

(3)   2004 includes due diligence oversight review of The National Bank of New Zealand and markets co-sourcing internal audit work which ceased in April 2004.  2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act.

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

KPMG has confirmed to ANZ that it has policies in place on loans from audit clients that are in accordance with
Rule 2-01 of Regulation S-X and that neither KPMG nor any covered person or immediate family member have any loans outstanding for the Company and its related parties, that are part of the audit client, that are not in compliance with that rule.

Audit Fees

The aggregate fees billed in the fiscal years ended 2005, 2004 and 2003 for professional services rendered by KPMG, our external auditor and an Independent Registered Public Accounting Firm, for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory filing engagements for those fiscal years are $6,958,000, $4,815,000 and $3,933,000, respectively.

Audit Related Fees

The aggregate fees billed in the fiscal years ended 2005, 2004 and 2003 for assurance and related services by KPMG that are reasonably related to performance of the audit or review of ANZ’s financial statements and are not reported under Audit Fees are $2,535,000, $2,061,000 and $3,586,000, respectively.  The nature of services comprising the fees disclosed under the category are audit of completion accounts, the audit or review of financial information other than financial reports, including prudential supervision reviews for central banks and other audits required for local statutory purposes.

Tax Fees

The aggregate fees billed in the fiscal years ended 2005, 2004 and 2003 for professional services rendered by KPMG for tax compliance and related services are $4,000, $628,000 and $858,000, respectively.  The nature of services comprising the fees disclosed under the category are assistance in relation to compliance obligations including the Australian tax consolidations regime, the Goods and Services Tax (“GST”) regime, review of tax returns and review of correspondence with taxation authorities.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by KPMG, other than services reported under Audit Fees, Audit-Related Fees and Tax Fees are $1,115,000, $3,011,000 and $5,364,000, respectively.  The nature of services comprising the fees disclosed under the category are the oversight of the NBNZ due diligence process, markets co-sourcing internal audit work (ceased in April 2004), advice on AIFRS, and other sundry agreed upon procedures engagements, including securitization reviews, Sarbanes Oxley oversight and assessment of ANZ’s compliance with the requirements of the Patriot Act (2003 only).

U.S. Securities and Exchange Commission Information Request

In the context of an investigation by the U.S. Securities and Exchange Commission (the “SEC”) into certain Australian companies registered with the SEC and accounting firms relating to the U.S. auditor independence rules, the SEC has requested that we produce documents and information relating to non-audit services provided by our external auditors, KPMG Australia, since October 1, 2000.  We have provided documents and information to the SEC.

During the period covered by the SEC’s information request a number of KPMG Australia employees provided non-audit services, including regulatory, tax, accounting, financial modelling and project management services, for varying periods of time to entities in the Australia and New Zealand Banking Group while on secondment to entities in the Group.  While KPMG Australia has reported that some of the secondment engagements in the 2001 and 2002 financial years were potential violations of U.S. auditor independence rules, KPMG Australia has affirmed to our Audit Committee and to the SEC that, in its opinion, the provision of these non-audit services did not compromise the independence of the firm.

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

Employees

At September 30, 2005 ANZ employed 30,976 (2004: 28,755) people worldwide on a full-time equivalent basis (“FTEs”), of which 29,471 were permanent employees and 1,505 were temporary. There were 18,043 FTEs in Australia at September 30, 2005 compared with 16,815 FTEs at September 30, 2004 (refer to table below).

Approximately 31% of employees in Australia are members of the Finance Sector Union of Australia. ANZ has a specific industrial award that contains terms and conditions of employment that apply in differing degrees to all ANZ staff. The award is supplemented by a collective enterprise bargaining agreement and in addition the majority of senior management and executive staff are covered by individual common law contracts of employment.

Under enterprise bargaining in Australia, terms and conditions of employment, including salaries, are dependent on agreements negotiated between unions and management. The Australian Industrial Relations Commission has the power to ratify these agreements and ensure legally enforceable minimum conditions of employment are retained.

ANZ’s current Australian collective enterprise bargaining agreement was entered into in August 1998 and continues to legally operate despite passing its nominal expiry date of February 2001. ANZ paid a 5% salary increase to most non-management staff in 2005.

ANZ has nine superannuation/pension plans worldwide. Notes 49 and 57 to the Financial Statements give further detail on ANZ’s superannuation commitments. ANZ also provides loans at concessional rates to eligible employees and senior management but excluding executives and directors.

Staff Numbers, at September 30,	2005	2004	2003
Personal	9,616	8,919	8,795
Institutional	3,103	2,936	2,795
New Zealand Businesses	8,580	8,066	2,939
Corporate Australia	1,941	1,761	1,596
Esanda and UDC	1,351	1,297	1,311
Asia Pacific	2,432	2,221	1,624
Group Center	3,953	3,555	4,077
	30,976	28,755	23,137

Australia	18,043	16,815	16,400
New Zealand	9,515	8,816	3,822
Overseas Markets	3,418	3,124	2,915
	30,976	28,755	23,137

The ANZ Employee Share Acquisition Plan was approved by shareholders at ANZ’s Annual General Meeting on January 21, 1998. At the invitation of ANZ, the Plan allows for permanent employees who have had continuous service for one year with ANZ and its subsidiaries, to each be issued with up to $1,000 worth of ANZ shares each year at no cost to the employee. The first offer to employees under the Plan was made on November 30, 1998. Subsequent offers have been made in 1999, 2000, 2001, 2002, 2003, 2004 and an eighth issue will be made in December 2005. The Plan also includes a section that allows for the issue of deferred shares to selected employees in lieu of cash bonuses.

The ANZ Share Option Plan provides benefits, in the form of share options, to selected employees. More detailed information regarding ANZ’s employee share and option plans, remuneration of directors and remuneration of executives is contained in the Financial Report.

Item 7:  Major Shareholders and Related Party Transactions

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), separately or jointly. At December 9, 2005 we know of no person who is the beneficial owner of more than 5% of our ordinary shares.

The following table identifies the shareholders which, at December 2005, December 2004 and December 2003 were registered as holding 3% or more of our issued ordinary shares:

Shareholder (1)	Number of Shares Held	% of Total
December 9, 2005
National Nominees Limited	245,434,541	13.43
Chase Manhattan Nominees Limited	229,897,948	12.58
Westpac Custodian Nominees Limited	201,266,894	11.01
ANZ Nominees Limited	99,764,741	5.46
Citicorp Nominees Pty Limited	91,751,277	5.02

December 2, 2004
National Nominees Limited	248,667,130	13.66
Chase Manhattan Nominees Limited	240,389,349	13.20
Westpac Custodian Nominees Limited	230,503,315	12.66
Citicorp Nominees Pty Limited	88,027,953	4.83
RBC Global Services Australia Nominees Pty Limited	59,849,448	3.29

December 1, 2003
J P Morgan Nominees Australia Limited	250,872,670	14.05
National Nominees Limited	220,520,868	12.35
Westpac Custodian Nominees Limited	211,004,977	11.82

(1)       The nominee companies indicated hold shares on behalf of other beneficial owners none of which are to our knowledge beneficially entitled to more than 5% of our ordinary shares.

Our major shareholders have the same voting rights as other holders of ordinary shares.

At December 9, 2005, there were no entries in the Register of Substantial Shareholdings (5% or more of the votes attached to voting shares).

At December 9, 2005, 1,766,913,084 ordinary shares representing 96.7% of our total ordinary share capital were held by 249,400 record holders with registered addresses in Australia and 916,747 ordinary shares representing 0.05% of our total ordinary share capital held by 338 record holder with registered addresses in the United States and its territories.

The following table outlines the total number of ordinary shares and share options in ANZ owned by our directors and executive officers as at December 9, 2005:

		Amount of
		Shares/Options
Title of Class	Identity of Group	Owned	% of Class
Ordinary shares - fully paid	Directors and Executive Officers (25 persons)	6,491,173	0.36
Share options over ordinary shares	Directors and Executive Officers (16 persons)	7,551,779	20.74

As at December 9, 2005, no individual director or executive officer beneficially owned more than 1% of the outstanding share capital of the Company.

The acquisition of shares in Australian companies by foreign interests is regulated by the Foreign Acquisitions and Takeovers Act 1975 (the “Foreign Takeovers Act”). The Foreign Takeovers Act applies to any acquisition or issue of shares which results in either:

(a)             foreign person and its associates being in a position to control 15% or more of the voting power or hold any legal or equitable interest in 15% or more of the issued shares; or

(b)            two or more foreign persons and their associates being in a position to control 40% or more of the voting power or hold any legal or equitable interest in 40% or more of the issued shares.

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

Any person acquiring voting shares in a company is subject to the control of the acquisition of shares provisions contained in Chapter 6 of the Australian Corporations Act 2001 (“Corporations Act”).  Subject to certain limited exceptions, Section 606 of the Corporations Act prohibits a person from acquiring a relevant interest in voting shares in a company if, because of a transaction, the person’s or someone else’s voting power in the company increases:

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

More detailed information regarding related party disclosures is contained in Note 51, 52 and 53 to the Financial Report.

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

Item 9:    The Offer and Listing

Our principal ordinary share listing and quotation is on the Australian Stock Exchange Limited (the “Australian Stock Exchange”, “ASX”). Our ordinary shares are also quoted on the New Zealand Stock Exchange.  Our ANZ stapled exchangeable preferred securities (“ANZ StEPS”) are listed on the ASX and the ANZ Euro trust securities, on the Luxembourg Stock Exchange.

American Depositary Receipts

Our ordinary shares are traded in the United States by means of American Depositary Receipts (“ADRs”). We entered into a Deposit Agreement dated December 9, 1988 with The Bank of New York. The Bank of New York, acting as depositary, issues ADRs. Each ADR represents an American Depositary Share (“ADS”), which in turn represents five ANZ ordinary shares. This agreement was amended to permit listing of the ADRs on the New York Stock Exchange, Inc. (“NYSE”), and on December 6, 1994 trading of the ADRs commenced on the NYSE. At December 9, 2005, 3,273,188 ADRs representing 16,365,940 or 0.90% of our ordinary shares were outstanding and there were 333 record holders of ADRs.

The following table sets out, for the calendar periods indicated, the high and low market quotations for both our ordinary shares as reported by the Australian Stock Exchange and our ADRs as quoted on the NYSE.

		Per Ordinary Share ($)		Per ADR (USD)
		High	Low	High	Low
Year ended September 30,
2001		16.71	12.63	45.40	33.25
2002		19.70	15.23	57.90	39.80
2003		18.45	15.01	64.29	46.83
2004		19.44	15.94	73.50	60.50
2005		24.45	19.02	92.70	69.40

Quarter ended
2002	March	17.80	16.28	47.83	44.10
2003	March	17.24	15.01	54.00	47.10
	June	18.45	16.82	64.29	53.30
	September	17.90	16.66	63.72	56.55
	December	18.03	15.94	67.03	60.75
2004	March	19.40	17.35	72.82	66.65
	June	19.44	17.45	73.50	60.50
	September	19.14	17.65	69.24	62.41
	December	20.95	19.02	81.00	69.40
2005	March	22.02	20.11	87.50	76.40
	June	22.38	20.53	86.10	78.70
	September	24.45	20.97	92.70	78.35

Monthly periods	June	22.38	21.42	86.10	82.07
	July	21.93	20.97	82.70	78.35
	August	22.47	21.15	85.90	81.08
	September	24.45	21.84	92.70	83.70
	October	24.34	22.85	92.55	86.25
	November	24.18	22.87	88.67	84.61

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

Preference Shares

In 1998, we issued 124,032,000 fully paid non-converting non-cumulative preference shares for USD6.25 per share raising capital of USD775 million via two (1) Trust Securities Issues.

				Trust distribution
Date of issue	Number of shares	Price (USD)	Capital (USD)	per annum	Maturity
September 23, 1998	64,016,000	6.25	400 million	8.00%	2047
November 19, 1998	56,016,000	6.25	350 million	8.08%	2048
November 24, 1998 (1)	4,000,000	6.25	25 million	8.08%	2048

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

Exchange Controls and Limitations Affecting Security Holders

There are currently no Australian Exchange Control regulations in force which restrict the payment of dividends, interest or other remittances to holders of our securities, other than in relation to holders who are among or are connected with the following countries or groups, which categories are referred to below as “Proscribed Entities”:

(a)             the previous Government of Iraq (as defined in the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 of the Commonwealth of Australia), the former President of Iraq, Saddam Hussein, and senior officials of the previous Government of Iraq

(b)            (in relation to transactions exceeding AUD100,000 in value), the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and the National Bank of Yugoslavia

(c)             certain persons listed by the Reserve Bank of Australia as known supporters of the former Milosevic regime of the Federal Republic of Yugoslavia

(d)            certain members of the Government of Zimbabwe listed by the Reserve Bank of Australia

(e)             the Taliban (which also calls itself the Islamic Emirate of Afghanistan), Osama bin Laden and any member of the Al-Qaida organization and any person or entity mentioned in the list maintained under paragraph 2 of Resolution 1390 (2002) of the Security Council of the United Nations

(f)             any person or entity mentioned in paragraph 1(c) of Resolution 1373 (2001) of the Security Council of the United Nations

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

(i)            In cases (b), (c) or (d), the Governor of the Reserve Bank of Australia or

(ii)           In cases (a), (e), (f) or (g), the relevant Government Minister

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

ADSs - Australian taxation

Distributions

In accordance with Article 10(2) of the Australia/United States income tax convention (the treaty), dividends derived by a non-resident of Australia who is a resident of the US may be taxed in Australia.  The tax is limited to 15% of the gross amount of the dividends (unless the dividend is attributable to a permanent establishment or fixed base in Australia, in which case, a 30% rate may apply).

Pursuant to the treaty protocol that took effect July 1, 2003, further limitations on the dividend withholding rate can apply for 10% or greater shareholdings.  In all other cases, the 15% rate limit will continue to apply.

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

There is a similar system by which unfranked dividends paid to non-resident shareholders may be exempt from dividend withholding tax if it is specified that the dividends are paid by Australian resident companies out of its Foreign Dividend Account (“FDA”).  The FDA is used to capture certain types of foreign source dividend income derived on or after July 1, 1994 from offshore subsidiaries.  Dividends paid out of the FDA qualify for the dividend withholding tax exemption.  It is not mandatory for Australian resident companies receiving eligible foreign source dividends to maintain a FDA.  The Australian Government has introduced an amendment bill replacing the FDA by a Foreign Income Account (“FIA”) which will allow all types of foreign source income to be FDA eligible (not just foreign source dividend income) effective from July 1 2005.

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

Capital gains tax will also apply where the sale of shares or rights in an Australian resident public company has occurred where the vendor and the vendors’ associates held 10% or more of the issued capital of the Company any time within 5 years prior to the time of sale.  The Australian Taxation Office takes the view that profits taxed under the capital gains tax regime are not entitled to the protection of Article 7 of the Australia/United States income tax convention.  The Australian Government has announced its intention to narrow the current range of assets on which a non-resident is subject to Australian capital gains tax.  Under this proposal, a non-resident would generally not be subject to capital gains tax on the sale of shares in non-Australian real property companies.

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

If the US resident holder is taxed or chooses to be taxed on half the nominal gain, any available capital losses will be applied against the full nominal capital gains.  If such holder chooses the indexation option, capital losses will be applied against the real gains with indexation frozen up to September 30, 1999.   US resident holders who have both types of capital gains can chose the order in which available capital losses are offset against the different capital gains.

Some holders, such as share traders or certain institutions carrying on a business of investment, may be subject to tax on the profit on disposal of shares, on an historical cost basis, as ordinary income.  Any capital gains tax liability otherwise arising on such a profit would be reduced to the extent that it was taxed as ordinary income.

Capital Securities

Distributions

A US holder of Capital Securities will not incur or become liable for any Australian income tax (including Australian withholding tax on income produced by holding such Capital Securities).  No Australian taxes or duties will be liable to be deducted in respect of payments (including additional amounts, if any) to that US holder provided that the conditions of Section 128F of the Australian Income Tax Assessment Act 1936 are, and continue to be, satisfied.  If we were at any time compelled by law to withhold or deduct an amount in respect of any present or future tax or duty imposed, or levied by any Australian taxing authority on a payment (including on any premium payable on redemption of any Capital Securities), we would be required to pay to a US holder additional amounts in respect of the tax or duty (subject, in certain circumstances, to our right to redeem for tax reasons).

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

Inheritance Tax

No Australian federal or state inheritance or similar taxes are payable in respect of Capital Securities transmitted by death and were held by a person who is a US holder at the date of death.

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

Calculations at September 30, 2005 have been based on legislation enacted to date.  These calculations have resulted in no material adjustment to the consolidated tax expense or consolidated deferred tax balances for the year ended September 30, 2005.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a US holder (as defined below) of owning ordinary shares or ADSs.  It applies only to persons who hold ordinary shares or ADSs as capital assets for tax purposes.

This section does not apply to any member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of our voting stock, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.

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

Distributions

A US holder of ordinary shares or ADSs is subject to United States federal income tax on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined under United States federal income tax principles).  Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided that such holder holds the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 61 days before the ex-dividend date and meets other holding period requirements.  Dividends we pay with respect to the ordinary shares or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, any Australian tax withheld from dividend distributions will be creditable against a US holder’s United States federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.  To the extent a refund of the tax withheld is available under Australian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder’s United States federal income tax liability.

Dividends will be income from sources outside the United States, and such amounts paid in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” categories of income for purposes of computing the foreign tax credit allowable to US holders.

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

Constitution

Amendments to the Constitution were approved by shareholders at the 2005 Annual General Meeting on December 16, 2005 and the amendments were effective as of that date.  The amendments were made in order to reflect regulatory changes relevant to the Constitution, including changes to the Corporations Act 2001, the Australian Stock Exchange Listing Rules and corporate governance practices, and to update terminology and simplify and improve the operation of the Constitution. The Constitution, as amended, is attached as Exhibit 1.  The amendments affecting the matters set forth below are indicated where applicable.

Objects and purposes

The Company was registered in the State of Victoria, Australia on July 14, 1977 as a public company limited by shares. The Company is registered with the Australian Securities and Investments Commission (“ASIC”) and its Australian Business Number is 11 005 357 522. The objects and purposes of the Company are not set out in its Constitution. Under the Corporations Act 2001, the Company has the legal capacity and powers of an individual as well as all the powers of a body corporate.

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

•      there are not enough directors to form a quorum for a directors’ meeting because of the disqualification of the interested directors, in which event the directors (including directors with a material personal interest in the matter) may call a general meeting to deal with the matter; or

•      the matter is of a type which the Corporations Act 2001 specifically permits the director to vote upon and to be present at a directors’ meeting during consideration of the matter notwithstanding the director’s material personal interest.

(b)       Compensation of directors

The maximum annual aggregate remuneration of directors is determined by the Company in general meeting. Subject to that maximum aggregate amount, remuneration is to be divided among the directors as they agree on or, in the absence of agreement, equally. The division of remuneration among directors does not require an independent quorum.

(c)           Borrowing power exercisable by directors

Except as required by the Company’s Constitution, the Corporations Act 2001, any other applicable law, or the Listing Rules of the Australian Stock Exchange, the directors have exclusive powers to manage the business of the Company and may exercise every right, power or capacity of the Company to the exclusion of the Company in general meeting and the members. The general powers granted to the directors include the power to borrow. These powers can only be altered by an amendment to the Company’s Constitution, which would need to be approved by a special resolution of the Company’s members at a general meeting.

(d)      Retirement of directors under an age limit requirement

Prior to the 2005 Annual General Meeting a director who attains the age of 70 was deemed to have retired from the Company on that day, unless the remaining directors have previously resolved that the director’s retirement would occur at a later date. Non-executive directors appointed since 1993 have reached an understanding that he/she will not, in normal circumstances, serve as a director beyond 15 years.  The requirement to retire at the age of 70 was removed as part of the changes to the Constitution approved by shareholders at the 2005 Annual General Meeting.

(e)       Share qualification

Within 3 months after a director is appointed, the director must hold at least 2,000 fully paid ordinary shares in the Company in the director’s own right and must continue to hold at least this number of shares until the director ceases to hold office.  This share qualification requirement was removed as part of the changes to the Constitution approved by shareholders at the 2005 Annual General Meeting. The share qualification requirement was considered inappropriate bearing in mind the Board’s policy that non-executive directors accumulate over time a holding in shares in the Company that is equivalent in value to at least 100% of a non-executive director’s base fee (200% in the case of the Chairman).

(f)       Indemnity

Subject to and so far as may be permitted under the Corporations Act 2001, the Company may indemnify any director against liabilities of any kind incurred as a director of the Company or as a result of appointment or nomination by the Company or any wholly owned subsidiary as a director, trustee, officer or employee of a wholly owned subsidiary or of another corporation.  This indemnity may extend to making a payment in respect of legal costs incurred by the director in defending an action for such a liability or in resisting or responding to actions taken by a government agency, a duly constituted Royal Commission or any official inquiry, a liquidator, administrator, trustee in bankruptcy or other authorized official.

Share rights – ordinary shares

(a) Dividend rights

Holders of ordinary shares are entitled to receive such dividends as may be determined by the directors from time to time. Dividends that are not claimed are required to be dealt with in accordance with laws relating to unclaimed monies.

Dividends are only payable out of profits of the Company, and a determination by the directors as to the amount of profits available for payment of a dividend is final and binding on all members. Before paying any dividend, directors must ensure that they are in compliance with Australian prudential standards as to the payments of periodic tier 1 instrument coupon payments out of current year profits - refer “Supervision and Regulation” section.  In addition they may set aside, out of profits of the Company, such reserves as they think proper to be applied at their discretion for any proper purposes, and may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

(b) Voting rights

Each ordinary shareholder present at a general meeting (whether in person or by proxy or representative) is entitled to one vote on a show of hands unless the shareholder has appointed 2 proxies in which case neither can vote or, on a poll, one vote for each fully paid ordinary share held.

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

(f) Changes to the rights of shareholders

The Company’s Constitution has effect as a contract between the Company and each shareholder, and between each shareholder, under which each person agrees to observe and perform the Constitution as it applies to that person.  In accordance with the Corporations Act 2001, the Company may modify or repeal its Constitution, or a provision of its Constitution, by a special resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

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

With the prior consent of the APRA, the preference shares were redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities would have ceased on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs related.

On December 12, 2003, the Group bought back its 124,032,000 preference shares issued via Trust Securities Issues for $1,045 million.

ANZ stapled exchangeable preferred securities (“ANZ StEPS”)

On September 23, 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated August 14, 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million). ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned New Zealand subsidiary of the Company) stapled to a fully paid $100 preference share (issued by the Company).

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin of 100 basis points. At each payment date the 90 day bank bill rate is reset for the next quarter. Distributions are subject to certain payment tests (i.e. APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date. Distributions are expected to be payable on 15 March, June, September and December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking equal or below the preference share component.

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

Upon the occurrence of an Assignment Event, ANZ StEPS become unstapled. In this case, the note will be assigned to a subsidiary of the company, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with other hybrid Tier 1 capital issues by the Group i.e. US Trust Securities and Euro Trust Securities, in all respects. Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

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

US Trust Securities

On November 27, 2003, the Company issued 1.1 million USD non-cumulative Trust Securities (“US Trust Securities”) at USD1000 each pursuant to offering memorandum dated November 19, 2003 raising USD1.1 billion. US Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by Samson Funding Limited, a wholly owned NZ subsidiary of the Company) and a fully paid USD1,000 preference share (issued by the Company), which are stapled together and issued as a US Trust Security by ANZ Capital Trust I or ANZ Capital Trust II (the “Trusts”). Investors have the option to redeem the US Trust Security from the Trusts and hold the underlying stamped security.

The issue was made in two tranches:

•      USD350 million tranche with a coupon of 4.484% and was issued through ANZ Capital Trust I. After January 15, 2010 and at any coupon date thereafter, ANZ has the discretion to redeem the US Trust Security for cash. If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the US Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

•      USD750 million tranche with a coupon of 5.36% and was issued through ANZ Capital Trust II. It has the same conversion features as the USD350 million tranche but from December 15, 2013.

Distributions on US Trust Securities are non-cumulative and are payable half yearly in arrears and are funded by payments received by the respective Trusts on the underlying note. Distributions are subject to certain payment tests (eg. APRA requirements and distributable profits being available). Distributions are expected to be payable on June 15 and December 15 of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on the US Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time in the Company’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the respective Trust to pay in full a distribution within seven business days of the relevant distribution payment date, the notes that are represented by the relevant US Trust Securities will be automatically assigned to a subsidiary of the Company and the preference shares that are represented by the relevant US Trust Securities will be distributed to investor in redemption of such US Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the US Trust Securities for which the preference shares were distributed. If the US Trust Securities are not redeemed or bought back prior to the December 15, 2053, they will be converted into preference shares, which in turn will be mandatorily convert into a number of ordinary shares based upon the formula in the offering memorandum.

The preference shares forming part of the US Trust Securities rank equal to the preference shares issued in connection with the ANZ StEPS and Euro Trust Securities in all respects. Except in limited circumstances, holders of US Trust Securities do not have any right to vote in general meetings of the company.

On winding up of the Company, the rights of US Trust Security holders will be determined by the preference share component of US Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The US Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the US Trust Securities are reported as debt under Australian, International and US Accounting Standards with the coupon payment classified as interest expense.

Euro Trust Securities

On December 13, 2004, the Company issued 500,000 Euro Floating Rate Noncumulative Trust Securities (“Euro Trust Securities”) at €1000 each pursuant to the offering circular dated December 9, 2004, raising $871 million (at the spot rate at the date of issue, net of issue costs). Euro Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Jackson Funding PLC, a United Kingdom subsidiary of the Company) and a fully paid, €1000 preference share (issued by the Company), which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III (the “Trust”). Investors have the option to redeem the Euro Trust Security from the Trust and hold the underlying stapled security.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears and are funded by payments received by the Trust on the underlying note and or preference share. The distribution is based upon a floating distribution rate equal to the 3 month EURIBOR rate plus a 66 basis point margin up until December 15, 2014, after which date the distribution rate is the 3 month EURIBOR rate plus a 166 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Distributions are subject to certain payment tests (eg APRA requirements and distributable profits being available). Distributions are expected to be payable on March 15, June 15, September 15 and December 15 of each year. Dividends are not payable on the preference shares while they are stapled to the note, except for the period after December 15, 2014 when the preference share will pay 100bpts to fund the increase in the margin. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time at ANZ’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the Trust to pay in full a distribution within seven business days of the relevant distribution payment date or the business day prior to December 15, 2053, the notes that are represented by the relevant Euro Trust Securities will be automatically assigned to a Branch of the Company and the preference shares that are represented by the relevant Euro Trust Securities will be distributed to investor in redemption of such Euro Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the Euro Trust Securities for which the preference shares were distributed.

The preference shares forming part of the Euro Trust Security rank equal to the preference shares issued in connection with the ANZ StEPS and US Trust Securities in all respects. Except in limited circumstances, holders of Euro Trust Securities do not have any right to vote in general meetings of the company.

On winding up of the Company, the rights of Euro Trust Security holders will be determined by the preference share component of the Euro Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transaction costs arising on the issue of these instruments were recognized directly in equity as a reduction to the proceeds of the equity instruments to which the costs relate.

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

Changes in capital

The Constitution does not make any provision governing changes in the capital of the Company, that is more stringent than is required by Australian law.

Material Contracts

There have been no material contracts entered into during the past two years by the Group other than the previously reported acquisition of NBNZ Holdings.

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

The Board of Directors, through the Risk Management Committee (a Committee of the Board), has responsibility for oversight of market risk within the Group.  Routine management of market risk is delegated to two senior management committees. The Credit and Trading Risk Committee (CTC) is responsible for traded market risk, while the Group Asset and Liability Committee (GALCO) is responsible for non-traded market risk (or balance sheet risk).

The CTC oversees development of credit, traded and non traded market risk controls, including portfolio managements, risk concentration limits, changes to credit policy, Value-at-Risk (VaR) limits, new products and regulatory compliance.  GALCO oversees, reviews and approves hedging strategies for balance sheet and revenue hedging; reviews and approves capital management activities, and is responsible for authorising balance sheet risk limit framework.

Derivative activities are conducted by the Markets business for trading purposes; and by Group Treasury for hedging/balance sheet management purposes.

The Value-at-Risk (VaR) Measure

A key measure of market risk is Value-at-Risk (VaR).  VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

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

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilizes a number of other risk measures (eg. stress testing) and associated supplementary Detailed Control Limits to measure and manage traded and non-traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risk

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Derivatives Activities

The Markets business trades in off-balance sheet instruments within the constraints of the Market Risk Trading Policy.  ANZ does not actively engage in proprietary trading; however, routine risk taking arising on the back of customer transactions is permitted within specific trading book limit structures.

The Markets business trades in interest rate derivatives (forward rate agreements, swaps, futures, vanilla and exotic options) credit instruments, spot and forward FX, vanilla and exotic FX options, precious and base metals and soft commodities.

The Bank’s Traded Market Risk policy establishes guidelines and parameters for off-balance sheet derivative activities.

Credit Derivatives in the Trading Book

The Markets business trades in credit default swaps (CDS) as part of its credit trading activity.  Counterparties are limited to banks or non-bank Financial Institutions with internal equivalent of the S&P rating BBB or above and ANZ-created special purpose entities as conduits to managed funds or fund managers where collateral is held.

Reference securities underlying CDS are limited to those issued by Australian and New Zealand registered entities, or those denominated in AUD or NZD where the issuer is registered in other jurisdictions and is rated no worse than S&P BB equivalent or an offshore corporation where ANZ has an existing counterparty relationship.  The Trading Book is limited to holding unhedged sold credit derivative positions for 180 days, after which reference entity credit exposures are recorded for the full face value of the CDS (in line with Banking Book credit treatment) against their credit limits.

Limit monitoring

Trading limits are independently established and monitored daily by Market Risk, within parameters delegated by the Board’s Risk Management Committee.  In addition to VaR limits, Cumulative Loss Limits and Detailed Control Limits are in place.  Detailed Control Limits address risks such as, foreign exchange open positions, Vega and interest rate sensitivities.  All limit excesses are reported to management in accordance with delegations contained in the Traded Risk Policy.

Market Risk also performs daily stress testing on all trading portfolios. These scenarios measure the potential impact on profit and loss from a series of extreme market moves.

Trading management receives daily reports and commentary of risk exposures for all portfolios - these reports are produced by Market Risk.  On a monthly basis, Market Risk produces a summary report to the CTC that presents risk and financial performance data for all trading areas, along with any other significant issues that warrant discussion.  The Board’s Risk Management Committee also receives regular reporting and commentary on the risk in the Trading Book.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading Centers.

		High for	Low for	Average		High for	Low for	Average
	As at	period	period	for period	As at	period	period	for period
	Sep-05	Sep-05	Sep-05	Sep-05	Sep-04	Sep-04	Sep-04	Sep-04
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.8	1.7	0.3	0.8	0.5	1.9	0.3	0.7
Interest rate	2.1	3.7	0.4	1.7	1.5	2.6	0.5	1.2
Diversification benefit	(1.2)	n/a	n/a	(0.9)	(0.7)	n/a	n/a	(0.5)
Total	1.7	3.0	0.8	1.6	1.3	4.5	0.8	1.4

		High for	Low for	Average		High for	Low for	Average
	As at	period	period	for period	As at	period	period	for period
	Sep-05	Sep-05	Sep-05	Sep-05	Sep-04	Sep-04	Sep-04	Sep-04
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 99% confidence
Foreign exchange	0.9	2.1	0.4	1.1	0.9	2.8	0.4	1.0
Interest rate	3.1	5.2	0.6	2.4	1.8	3.5	0.6	1.5
Diversification benefit	(1.8)	n/a	n/a	(1.3)	(0.9)	n/a	n/a	(0.6)
Total	2.2	4.0	1.0	2.2	1.8	3.4	1.0	1.9

VaR is calculated for each major risk category, as well as for the Total Group. The diversification benefit reflects the correlation implied by historical rates between these risk categories.

As can be seen from the above table, levels of risk in ANZ’s Trading Books continue to be low, a continuation of the risk profile in 2003-04 and in line with management’s focus on rebalancing the risks in the organisation.    Stress testing levels reflect a similar trend, and indicate that the Trading Book does not contain any material levels of sold deep-out-of-the-money options that create market risk not reflected in VaR results.

Non-Traded Risk Management (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk, to hedge the market value of the Group’s capital and to protect future earnings from exchange rate movements.

Balance Sheet Risk Management

The balance sheet risk management process embraces the management of non-traded interest rate risk, liquidity and risk to capital and earnings as a result of exchange rate movements.  Group Treasury, a specialist balance sheet management unit, manages these risks and is overseen by the GALCO, Credit and Trading Committee and specialists within Market Risk.

A key objective of balance sheet management is to produce strong and stable net interest income over time. ANZ uses simulation models to quantify the potential impact of interest rate changes on earnings.

Hedging is implemented under strictly monitored limit delegations.  Additionally, GALCO is regularly updated on material hedging strategies and all net risk positions.   All instruments used are approved for use, under specific dealer mandates, by Market Risk.

For hedging purposes, ANZ principally uses forward rate agreements, futures contracts, options, interest rate swaps, currency swaps and cross currency interest rate swaps. ANZ uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign denominated assets and liabilities and future revenue streams.

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

All derivative instruments used for hedging purposes must be designated as a hedge in ANZ’s accounting records at the time of entering the transaction.

Interest Rate Exposures

Interest rate risk in the balance sheet relates to the potential for changes in market interest rates to have an adverse impact on the Group’s future net interest income. This risk arises from two principal sources: mismatching the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities (NBIs) and interest bearing assets.

Generally, internal mismatch risk can be minimised (but not completely eliminated) by matching the repricing terms of assets and liabilities.  The investment of capital and other NBI liabilities and assets - key components of the Bank’s “external” risk position - generates an open interest rate exposure, which is managed to optimise net interest income and, ultimately, shareholder value.  If the risk profile cannot be appropriately managed by matching the repricing terms of assets and liabilities, the Bank uses derivatives to hedge residual interest rate risk.

Management of exposure to interest rates across the group is coordinated centrally by Group Treasury and executed on an individual country basis.  GALCO and the Credit Trading Risk Committee, via Market Risk reporting, monitors individual interest rate risk exposures to ensure that the Bank’s aggregate exposure is contained within policy guidelines and approved limits set by the Risk Management Committee.

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term.  Interest rate risk is monitored and reported using three principal measures: VaR, scenario analysis (to a 1% shock) and interest rate sensitivity gap analysis.

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments are used in the management of interest rate risk.  For example, where a strong medium to long-term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates.  However, such positions are taken within the overall risk limits specified by policy.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturing of the loans and deposits.  Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

The bulk of the Group’s loan/deposit mix is priced on a floating rate basis, with the mix of repricing maturities influenced by the underlying needs of customers.  Risk levels reflect a declining trend over the last twelve months, in general a reflection of flat yield curves in AUD and USD that existed over the period.

a)             VaR Interest Rate Risk

Average
		High for	Low for	for		High for
	As at	Period	period	period	As at	period
	Sep 05	Sep 05	Sep 05	Sep 05	Sep 04	Sep 04
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Total ANZ	14.2	24.0	13.7	18.1	21.0	37.2

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

		Consolidated
	2005	2004
Impact of 1% Rate Shock
As at September 30	1.73%	1.48%
Maximum exposure	1.87%	1.53%
Minimum exposure	0.25%	(0.07)%
Average Exposure	1.21%	0.71%

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

The following table represents the interest rate sensitivity as at September 30, 2005 of the Group’s assets, liabilities and off balance sheet instruments repricing in the periods shown.

		Between	Between	Between
		3 months	6 months	1 year		Not
	Less than	and	and	and	After	bearing
At September 30, 2005	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	13,510	984	286	259	1,082	1,827	17,948
Trading and investments securities	8,050	1,263	627	2,489	700	97	13,226
Net loans and advances	164,347	8,698	14,061	44,391	1,032	(1,577)	230,952
Other assets	318	55	112	570	77	29,927	31,059
Total assets	186,225	11,000	15,086	47,709	2,891	30,274	293,185
Certificates of deposit and term deposits	58,515	10,176	5,190	4,565	10	—	78,456
Other deposits	58,497	898	1,771	4,614	45	10,378	76,203
Other borrowings and due to other financial institutions	31,381	4,055	3,007	1,596	1,023	1,998	43,060
Other liabilities	169	1	14	479	286	26,819	27,768
Bonds, notes and loan capital	28,207	2,585	1,235	11,830	4,353	—	48,210
Total liabilities	176,769	17,715	11,217	23,084	5,717	39,195	273,697
Shareholders’ equity and outside equity interests	—	—	—	—	—	19,488	19,488
Off balance sheet items affecting interest rate sensitivity	2,013	9,271	(2,879)	(11,737)	3,332	—	—
Interest sensitivity gap
- net	11,469	2,556	990	12,888	506	(28,409)	—
- cumulative	11,469	14,025	15,015	27,903	28,409	—	—

		Between	Between	Between
		3 months	6 months	1 year		Not
	Less than	and	and	and	After	bearing
At September 30, 2004	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,030	788	508	823	6	989	11,144
Trading and investments securities	8,326	1,261	1,538	1,667	293	139	13,224
Net loans and advances	147,883	8,415	12,914	36,740	673	(1,663)	204,962
Other assets	383	134	127	607	5	28,759	30,015
Total assets	164,622	10,598	15,087	39,837	977	28,224	259,345
Certificates of deposit and term deposits	54,245	7,596	4,574	4,199	7	—	70,621
Other deposits	53,843	843	1,648	4,997	—	7,927	69,258
Other borrowings and due to other financial institutions	27,733	2,784	2,844	1,805	7	854	36,027
Other liabilities	127	151	186	749	166	28,058	29,437
Bonds, notes and loan capital	18,738	2,474	962	9,955	3,948	—	36,077
Total liabilities	154,686	13,848	10,214	21,705	4,128	36,839	241,420
Shareholders’ equity and outside equity interests	—	—	—	—	—	17,925	17,925
Off balance sheet items affecting interest rate sensitivity	6,655	3,114	(8,877)	(4,777)	3,895	—	10
Interest sensitivity gap
- net	16,591	(136)	(4,014)	13,355	744	(26,540)	—
- cumulative	16,591	16,455	12,441	25,796	26,540	—	—

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

The table below shows the aggregate amounts of ANZ’s balance sheet financial instruments denominated in currencies other than Australian dollars. (These have been translated at the September 30, 2005 exchange rates used for ANZ’s financial reporting).

					Total
					non-AUD
Year ended September 30, 2005	NZD	USD	GBP	Other	exposure
	AUD$M	AUD$M	AUD$M	AUD$M	AUD$M
Assets
Liquid assets	3,963	4,271	312	487	9,033
Due to other financial institutions	2,670	1,874	224	342	5,110
Trading securities	870	49	0	27	946
Investment securities	1,114	1,066	341	664	3,185
Net loans and advances	63,737	9,229	775	3,973	77,714
Customers’ liability for acceptances	—	127	—	1	128
Other financial assets	607	10,504	1,776	2,911	15,798
Total	72,961	27,120	3,428	8,405	111,914
Liabilities
Due to other financial institutions	3,069	2,468	540	1,096	7,173
Deposits and other borrowings	45,487	23,584	2,602	4,565	76,238
Liability for acceptances	—	127	—	1	128
Bonds and notes	1,140	11,401	5,268	20,126	37,935
Loan capital	685	3,862	1,383	1,277	7,207
Other financial liabilities	11,927	32	—	57	12,016
Total	62,308	41,474	9,793	27,122	140,697

Information on fair values is contained in Note 37 to the Financial Report and information on contract terms is contained in Notes 9, 10, 12, 13, 22, 23, 24, 28 and 29 to the Financial Report.

Further details on our foreign exchange derivative financial instruments are contained in Note 38 of the Financial Report.

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

Capital related hedge contracts outstanding at September 30, 2005 were USD327 million and GBP157 million.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units.   Movements in foreign exchange rates may impact reported Group results.  As a result, under terms dictated by the Bank’s Foreign Exchange Policy, foreign currency earnings for approved future periods may be hedged.

Hedging decisions are made within the context of the Bank’s capital and earnings management strategy prevailing at the time and over a medium term time horizon (i.e., 3 to 5 years).

The main instruments utilised to hedge the Group’s foreign exchange exposures are unhedged foreign currency denominated borrowings; and forward foreign exchange transactions involving a sale of foreign currency.

All hedging strategies relating to future foreign exchange earnings are specifically approved by GALCO.  Hedge positions and outcomes are also routinely reported to GALCO.

The most material stream of non-AUD earnings relate to the Group’s New Zealand subsidiaries.  This is reflected in the hedging undertaken to protect future earnings from currency exposure.  The scale of the hedging that has been undertaken reflects, on a descending volume basis, forecast future earnings over a number of years.

This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.

Revenue related hedge contracts outstanding at September 30, 2005 were NZD4,352 million.  During the year NZD0.7 billion hedges of NZD revenue were put in place to lock in historically high NZD exchange rates.

The risk relating to the timing mismatch non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

Foreign Currency Investments in Subsidiaries and Associates

If required, the foreign currency exposures arising from non-AUD investments in overseas branches and subsidiaries are managed by Group Treasury using foreign exchange forward contracts and cross currency back-to-back lending.  Foreign currency exposures may be matched on a currency-by-currency basis to hedge the impact of foreign exchange rate changes, provided the hedging can be implemented in a cost effective manner.

Movements arising on these foreign exchange exposures impact reserves (see foreign currency translation reserves on page 4 of the Financial Report). Exposures are reviewed on a regular basis by GALCO.

Further key market risk information is contained in Notes 35, 36, 37 and 38 to the Financial Report and in “Operating and Financial Review and Prospects”.

Liquidity Risk

The liquidity management process ensures that funds are available at all times to meet maturing obligations as they fall due. ANZ’s policy establishes daily liquidity management practices as well as scenario-based guidelines to monitor future liquidity flows under both normal operating conditions and in the event of an ANZ-specific liquidity crisis.

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

The Group complies with SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ in its US GAAP reconciliation.  SFAS 133 requires all derivatives to be recognized on balance sheet at fair value.  Movements in the fair value of derivatives are taken to the statement of profit and loss, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges.  If certain criteria are met derivatives can be designated as hedges.  Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, not withstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognized in the US GAAP reconciliation may not be indicative of the Group’s risk profile.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in Note 35 to the Financial Report, and the information on hedging derivatives provided in Note 38: Derivative Financial Instruments to the Financial Report.  The accounting for derivatives under Australian GAAP is outlined in Note 38 to the Financial Report.

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statements of profit and loss, along with the movement in fair value of the underlying exposure that is being hedged to the extent the hedge is effective.  These amounts largely offset each other with any ineffectiveness in the hedge recognized in the US GAAP statement of financial performance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income.  Any ineffectiveness is recognized in the US GAAP statement of financial performance immediately.  Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The net gain/(loss) after tax in the net income according to US GAAP recognized during the September 2005 year due to fair value and cashflow hedge ineffectiveness (in respect of qualifying hedges) or non compliance is ($57) million (2004: ($28) million; 2003: ($57) million) and ($32) million (2004: ($34) million, 2003: $24 million) respectively.

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

Item 12: Description of Securities other than Equity Securities

Not applicable

Item 13: Defaults, Dividend Arrearages and Delinquencies

None

Item 14: Material Modifications to the Rights of Security Holders and use of Proceeds

None

Item 15: Controls and Procedures

During 2005, the Group performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures.  Disclosure controls procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the annual report on Form 20-F and filed with the US Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.  The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

For 2005, the Group also undertook a review of its US GAAP reporting.  This review identified several interpretational differences in ANZ’s application of US GAAP.  These differences impact the current and prior years.   In accordance with APB 20 “Accounting Changes” and SEC Staff Accounting Bulletin No. 99 “Materiality”, these have been adjusted for in the US GAAP reconciliation (Note 57 of the Financial Report) in the current year, 2005, as they are not material. As a result of the review, the Group will augment its US GAAP reporting resources.

Based on the foregoing, the Group’s management, including our Chief Executive Officer and our Chief Financial Officer, concluded that the Group’s disclosures controls and procedures were effective as of September 30, 2005.

Internal Controls

There have been no changes in the Group’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16A:  Audit Committee Financial Expert

Refer to Item 7 pages 116 and 117.

Item 16B:  Code of Ethics

Refer to Item 7 pages 116 to 117.

Item 16C:  Fees Paid to Accountants and Pre-approved Policies and Procedures

Refer to Item 7 pages 116 to 117.

Item 16D:  Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Refer to Item 5 pages 27 to 92

Item 17:  Financial Statements

Not applicable as Item 18 complied with.

Item 18:  Financial Statements

See attached for Australia and New Zealand Banking Group Limited Financial Report and Consent of KPMG.

Item 19: Exhibits

Exhibit 1 - Constitution

Exhibit 4

Exhibit 4.1              Employment contracts

4.1.1        Sir J Anderson

4.1.2        Mr S Buggle

4.1.3        Mr G Hodges

4.1.4        Mr D Hisco

4.1.5        Mr M Paton

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

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Registrant)

/s/ P R Marriott

By:

P R MARRIOTT

Chief Financial Officer

Date: December 19, 2005

Index to Exhibits

Exhibit 1 – Constitution

Exhibit 4

Exhibit 4.1              Employment contracts

4.1.1        Sir J Anderson

4.1.2        Mr S Buggle

4.1.3        Mr G Hodges

4.1.4        Mr D Hisco

4.1.5        Mr M Paton

Exhibit 8 – Subsidiaries

Exhibit 12

Exhibit 12.1            302 Certification by Chief Executive Officer

Exhibit 12.2            302 Certification by Chief Financial Officer

Exhibit 13

Exhibit 13.1            906 Certification by Chief Executive Officer

Exhibit 13.2            906 Certification by Chief Financial Officer

FINANCIAL REPORT

page
CONTENTS
Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Investment Securities
13	Net Loans and Advances
14	Impaired Assets
15	Provisions for Doubtful Debts
16	Customer’s Liabilities for Acceptances
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Outside Equity Interests
32	Capital Adequacy
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Market Risk
36	Interest Sensitivity Gap
37	Net Fair Value of Financial Instruments
38	Derivative Financial Instruments
39	Securitisation
40	Segment Analysis
41	Notes to the Statements of Cash Flows
42	Controlled Entities
43	Associates
44	Interests in Joint Venture Entities
45	Fiduciary Activities
46	Commitments
47	Contingent Liabilities, Contingent Asset and Credit Related Commitments
48	Superannuation Commitments
49	Employee Share and Option Plans
50	Directors and Specified Executives Remuneration Disclosures
51	Directors and Specified Executives - Related Party Transactions
52	Directors of Controlled Entities of the Company - Related Party Transactions
53	Transactions with Associates and Joint Venture Entities - Related Party Disclosures
54	Exchange Rates
55	Impact of adopting Australian equivalents to International Financial Reporting Standards
56	Events Since the End of the Financial Year
57	US GAAP Reconciliation

Auditors’ Report
Critical Accounting Policies
Risk Management
Financial Information

1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts – Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Consolidated			The Company
	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m
Total Income	2	20,979	17,508	13,023	14,042	12,081

Interest income	2	17,427	14,117	10,215	10,946	9,054
Interest expense	3	(11,629)	(8,863)	(5,904)	(7,646)	(6,088)

Net interest income		5,798	5,254	4,311	3,300	2,966

Other operating income	2	3,395	3,246	2,702	3,096	3,027
Share of joint venture profit from ING Australia	2	107	97	55	—	—
Share of associates profit (net of write offs)	2	50	48	51	—	—

Operating income		9,350	8,645	7,119	6,396	5,993
Operating expenses	3	(4,515)	(4,026)	(3,228)	(3,064)	(2,878)

Profit before doubtful debt provision and income tax		4,835	4,619	3,891	3,332	3,115
Provision for doubtful debts	15	(580)	(632)	(614)	(388)	(433)

Profit before income tax		4,255	3,987	3,277	2,944	2,682

Income tax expense	6	(1,234)	(1,168)	(926)	(717)	(710)

Profit after income tax		3,021	2,819	2,351	2,227	1,972
Net profit attributable to outside equity interests		(3)	(4)	(3)	—	—

Net profit attributable to shareholders of the Company(1),(2)		3,018	2,815	2,348	2,227	1,972

Currency translation adjustments, net of hedges after tax		(443)	233	(356)	(213)	5
Total adjustments attributable to shareholders of the company recognised directly into equity		(443)	233	(356)	(213)	5

Total changes in equity other than those resulting from transactions with shareholders as owners		2,575	3,048	1,992	2,014	1,977

Earnings per ordinary share (cents)
Basic	8	160.9	153.1	142.4	n/a	n/a
Diluted	8	157.5	149.7	141.7	n/a	n/a

The notes appearing on pages 6 to 125 form an integral part of these financial statements

(1)          The results of 2005 include the impact of this significant item:

•        Gain on sale of NBNZ Life ($14 million profit after tax)

The results of 2004 include the impact of these significant items:

•        Close out of the TrUEPrS swap ($84 million profit after tax); and

•        ING Australia completion accounts($14 million profit after tax)

Further details on these transactions are shown in note 2

(2)          Includes NBNZ incremental integration costs of $52 million (2004: $14 million) after tax

STATEMENTS OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2005

		Consolidated		The Company
	Note	2005	2004	2005	2004
		$m	$m	$m	$m
Assets
Liquid assets	9	11,600	6,363	7,191	3,744
Due from other financial institutions	10	6,348	4,781	3,452	2,537
Trading securities	11	6,285	5,478	5,309	4,783
Investment securities	12	6,941	7,746	5,407	6,117
Net loans and advances	13	230,952	204,962	153,461	133,767
Customer’s liabilities for acceptances	16	13,449	12,466	13,449	12,466
Due from controlled entities		—	—	8,309	7,338
Regulatory deposits	17	159	176	113	144
Shares in controlled entities, associates and joint venture entities	18	1,872	1,960	12,551	11,517
Deferred tax assets	19	1,337	1,454	754	737
Goodwill(1)	20	2,898	3,269	66	74
Other assets(2)	21	9,903	9,158	6,098	5,751
Premises and equipment	22	1,441	1,532	849	826

Total assets		293,185	259,345	217,009	189,801

Liabilities
Due to other financial institutions	23	12,027	7,349	9,029	5,860
Deposits and other borrowings	24	185,693	168,557	113,089	99,811
Liability for acceptances		13,449	12,466	13,449	12,466
Due to controlled entities		—	—	11,600	9,544
Income tax liabilities	25	1,797	1,914	1,487	1,251
Payables and other liabilities(3)	26	11,607	14,212	8,790	10,890
Provisions	27	914	845	650	618
Bonds and notes	28	39,073	27,602	32,739	25,034
Loan capital	29	9,137	8,475	8,452	7,680

Total liabilities		273,697	241,420	199,285	173,154

Net assets		19,488	17,925	17,724	16,647

Shareholders’ equity
Ordinary share capital	30	8,074	8,005	8,074	8,005
Preference share capital	30	1,858	987	1,858	987
Reserves		136	579	446	659
Retained profits		9,393	8,336	7,346	6,996

Share capital and reserves attributable to shareholders of the Company		19,461	17,907	17,724	16,647
Outside equity interests	31	27	18	—	—

Total shareholders’ equity		19,488	17,925	17,724	16,647

Derivative financial instruments	38
Commitments	46
Contingent liabilities, contingent assets and credit related commitments	47

The notes appearing on pages 6 to 125 form an integral part of these financial statements

(1)          Excludes notional goodwill of $711 million (September 2004: $754 million) included in the net carrying value of ING Australia Limited

(2)          Includes life insurance investment assets held by NBNZ Life Insurance Limited $nil(September 2004: $65 million)

(3)          Includes life insurance policy liabilities held by NBNZ Life Insurance Limited $nil(September 2004: $30 million)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Consolidated			The Company
	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m
Share capital
Ordinary shares
Balance at start of year		8,005	4,175	3,939	8,005	4,175
Dividend reinvestment plan		153	135	115	153	135
Group employee share acquisition scheme		16	47	48	16	47
Group share option scheme		104	86	73	104	86
Group share buyback		(204)	—	—	(204)	—
Rights issues		—	3,562	—	—	3,562

Balance at end of year		8,074	8,005	4,175	8,074	8,005

Preference shares
Balance at start of year		987	2,212	1,375	987	2,212
New issues(1)		871	—	987	871	—
Buyback of preference shares		—	(1,225)	—	—	(1,225)
Retranslation of preference shares		—	—	(150)	—	—

Balance at end of year		1,858	987	2,212	1,858	987

Total share capital		9,932	8,992	6,387	9,932	8,992

Asset revaluation reserve(2)
Balance at start of year		31	31	31	415	401
Revaluation of investment in controlled entities		—	—	—	—	14

Total asset revaluation reserve		31	31	31	415	415

Foreign currency translation reserve(3)
Balance at start of year		218	(239)	117	233	228
Currency translation adjustments, net of hedges after tax		(443)	233	(356)	(213)	5
Transfer from general reserve		—	224	—	—	—

Total foreign currency translation reserve (FCTR)		(225)	218	(239)	20	233

General reserve(4)
Balance at start of year		181	239	237	11	55
TrUEPrS preference share gain on buyback		—	180	—	—	180
Transfers(to) from retained profits/FCTR		—	(238)	2	—	(224)

Total general reserve		181	181	239	11	11

Capital reserve(4)		149	149	149	—	—

Total reserves		136	579	180	446	659

Retained profits
Balance at start of year		8,336	7,203	5,600	6,996	6,398
Net profit attributable to share holders of the Company		3,018	2,815	2,348	2,227	1,972

Total available for appropriation		11,354	10,018	7,948	9,223	8,370
Transfers from (to) reserves		—	14	(2)	—	224
Ordinary share dividends provided for or paid	7	(1,877)	(1,598)	(641)	(1,877)	(1,598)
Preference share dividends paid	7	(84)	(98)	(102)	—	—

Retained profits at end of year		9,393	8,336	7,203	7,346	6,996

Total shareholders’ equity attributable to share holders of the Company		19,461	17,907	13,770	17,724	16,647

The notes appearing on pages 6 to 125 form an integral part of these financial statements

(1)          2005 relates to the issue of 500,000 Euro Trust securities raising $875m net of issue costs of $4m. 2003 relates to the issue of 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS), raising $1 billion less issue costs of $13 million. Refer note 30

Nature and purpose of reserves

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

Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1(v)

(4)          General reserve and Capital reserve

The balance of these reserves have resulted from prior period allocations of retained profits and may be released to retained profits

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Consolidated			The Company
	Note	2005	2004	2003	2005	2004
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		17,868	14,515	10,887	10,926	8,744
Dividends received		144	3	7	475	650
Fees and other income received		3,316	3,257	3,170	2,857	2,008
Interest paid		(11,414)	(8,258)	(5,724)	(7,541)	(5,711)
Personnel expenses paid		(2,498)	(2,110)	(1,848)	(1,702)	(1,542)
Premises expenses paid		(367)	(312)	(279)	(251)	(275)
Other operating expenses paid		(2,126)	(2,122)	(1,951)	(931)	(1,089)
Income taxes paid		(1,072)	(247)	(1,312)	(471)	107
Net (increase) decrease in trading securities		(821)	514	1,669	(523)	(1,147)
Net cash provided by operating activities	41	3,030	5,250	4,619	2,839	1,745
Cash flows from investing activities
Net (increase) decrease
Liquid assets - greater than three months		(728)	(325)	1,113	(631)	(298)
Due from other financial institutions		(371)	522	(44)	(180)	(153)
Regulatory deposits		5	(76)	52	22	(78)
Loans and advances		(28,788)	(22,757)	(19,944)	(20,599)	(18,869)
Shares in controlled entities, associates, and joint venture entities		157	(35)	(2)	(1,026)	(5,361)
Investment securities
Purchases		(17,188)	(14,411)	(8,211)	(13,873)	(5,023)
Proceeds from sale or maturity		17,856	11,701	6,785	14,421	2,693
Controlled entities and associates
Purchased (net of cash acquired)		(149)	(3,224)	—	—	—
Proceeds from sale (net of cash disposed)		144	—	—	—	—
Premises and equipment
Purchases		(325)	(300)	(368)	(277)	(237)
Proceeds from sale		86	53	51	1	4
Other		(1,720)	1,735	1,401	(1,344)	999
Net cash (used in) investing activities		(31,021)	(27,117)	(19,167)	(23,486)	(26,323)
Cash flows from financing activities
Net increase (decrease)
Due to other financial institutions		4,972	(272)	(2,946)	3,422	427
Deposits and other borrowings		19,856	11,216	13,995	14,085	10,003
Due from/to controlled entities		—	—	—	1,085	630
Payables and other liabilities		(1,339)	(1,061)	1,000	(1,375)	1,075
Bonds and notes
Issue proceeds		17,968	14,181	8,255	13,691	13,233
Redemptions		(5,025)	(4,100)	(4,095)	(4,665)	(4,100)
Loan capital
Issue proceeds		1,225	2,694	3,380	1,225	2,694
Redemptions		(93)	(368)	(437)	—	(368)
Decrease (increase) in outside equity interests		8	(1)	(1)	—	—
Dividends paid		(1,808)	(1,561)	(1,322)	(1,724)	(1,463)
Share capital issues (ordinary capital)		120	3,695	120	120	3,695
Share capital buyback		(204)	—	—	(204)	—
StEPS preference share issue		—	—	1,000	—	—
StEPS issues costs		—	—	(13)	—	—
Euro Trust Security issue		875	—	—	875	—
Euro Trust Security issue costs		(4)	—	—	(4)	—
Preference share buyback (TrUEPrS)		—	(1,045)	—	—	(1,045)
Net cash provided by financing activities		36,551	23,378	18,936	26,531	24,781
Net cash provided by operating activities		3,030	5,250	4,619	2,839	1,745
Net cash (used in) investing activities		(31,021)	(27,117)	(19,167)	(23,486)	(26,323)
Net cash provided by financing activities		36,551	23,378	18,936	26,531	24,781
Net increase in cash and cash equivalents		8,560	1,511	4,388	5,884	203
Cash and cash equivalents at beginning of year		7,854	7,315	7,925	4,242	4,411
Foreign currency translation on opening balances		(2,712)	(972)	(4,998)	(2,227)	(372)
Cash and cash equivalents at end of year	41	13,702	7,854	7,315	7,899	4,242

The notes appearing on pages 6 to 107 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

Our critical accounting policies are described on pages 128 to 131.

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

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments which are recorded at market value with gains and losses on revaluation taken to the statement of financial performance, and the deemed cost of properties (deemed cost being the carrying amount of revalued non-current assets as at the date of reverting to the cost basis per AASB 1041 - Revaluation of Non Current Assets) less any accumulated depreciation.

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

ii)  Changes in Accounting Policies

There have been no changes in accounting policies for the year ended 30 September 2005.

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using Australian equivalents to International Financial Reporting Standards (AIFRS). The move to reporting under AIFRS represents a major change to reporting processes and will result in significant changes to accounting policies. Refer to note 55 for a detailed analysis of the impacts of adopting AIFRS.

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

The capacity of an entity to dominate decision making is usually present when that entity has power over more than one-half of the voting rights of the other entity; power to govern the financial and operating policies of the other entity; power to appoint or remove the majority of the members of the board of directors; or power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the entity. However, all the facts of a particular situation are considered when assessing control.

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

All significant activities of the Group, with the exception of the ING Australia Joint Venture, are operated through wholly-owned controlled entities.

The Group may invest in or establish special purpose vehicles to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

iv)  Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years.

The unamortised balance of goodwill and the period of amortisation are reviewed annually for impairment using a discounted cash flow or the capitalisation of earnings methodology. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

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

vi)  Fee income

Fee and commission income is brought to account on an accruals basis. Certain yield-related front-end application fees received are deferred and accrued to income as an adjustment to yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires.

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

Finance leases, including hire purchase contracts, are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance. The finance receivable component of operating leases is accounted for using the finance method and operating lease residual value retained is recorded as other assets. At finalisation, goods are disposed of and proceeds received are applied against the residual value. Any resulting gains or losses are recognised through income.

The operating lease residual value is reflected at estimated future realisable value. The residual value is reviewed semi-annually and compared to estimated future market values. Any impairment on these residual value assets is recognised in the statement of financial performance for the period.

A hire purchase is a contract where Esanda or UDC (the ‘owner’) allows the customer (the ‘hirer’) the right to possess and use goods in return for regular payments. When all payments are made the title to the goods will pass to the hirer.

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

Bad and doubtful debts:

The Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•             the history of credit loss for each type and risk grade of lending; and

•             the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience and losses sustained by other banks operating in similar markets.

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

Other loss contingencies:

These items are recorded as liabilities on the balance sheet when the following requirements are met:

•             the transaction is probable in that the contingency is likely to occur; and

•             can be reasonably estimated.

Further disclosure is made within note 47, where the above requirements are not met but the contingency falls within the category of “reasonably possible”. Specific details are provided together with an estimate of the range or a statement that such an estimate is not possible.

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

For contracts subject to master netting agreements that create a legal right of set-off for which only the net revaluation amount is recognised in the statement of financial performance, unrealised gains on derivatives are recognised as part of other assets and unrealised losses are recognised as part of other liabilities in a category described as “treasury instrument revaluations”.

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

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. For hedging instruments designed as hedging interest rate risk, the amortised deferred gain or loss is posted to the net interest line; for items designated as hedging foreign currency exposures, the amortised deferred gain or loss is recorded in the other operating income line. The impact of hedges of foreign currency revenue is recorded in interest income. The deferred gain or loss is recorded in other liability or other assets in the statement of financial position.

Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance in other income.

Movements in the derivative financial position are recorded in the cashflow statement when they are settled on the other financing and investing lines.

xiv)  Premises and equipment

Premises and equipment are carried at cost less depreciation or amortisation.

Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5 to 33%
Software	14 to 33%

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

The carrying values of all non-current assets, including premises and equipment, have been assessed annually, and have not been found to be in excess of their recoverable amounts. Recoverable amounts are determined through a combination of comparisons with market values and cash flows. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower value. Where assets working together as a group support the generation of cash flows, the recoverable amount is assessed in relation to the group of assets.

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

For details of the impact of Tax Consolidation, refer note 6.

xvi)  Employee entitlements

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

xvii)  Provisions

Refer to note 27 for the accounting policies covering various provisions, excluding ELP which is detailed in note 1(viii) above.

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

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to the ATO is included as an other asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from or payable to the ATO are classified as operating cash flows.

xxi)  Capitalised expenses

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

2: INCOME

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Interest income
From other financial institutions	258	187	92	127	68
On trading securities	302	359	272	254	245
On investment securities	363	275	180	255	210
On loans and advances	16,111	12,984	9,380	9,829	8,194
Other	393	312	291	286	200
	17,427	14,117	10,215	10,751	8,917
From controlled entities	—	—	—	195	137
Total interest income	17,427	14,117	10,215	10,946	9,054
Other operating income
i) Fee income
Lending	1,043	1,002	933	856	822
Other, commissions	1,573	1,419	1,115	1,023	947
	2,616	2,421	2,048	1,879	1,769
From controlled entities	—	—	—	219	260
Total fee income	2,616	2,421	2,048	2,098	2,029
ii) Other income
Foreign exchange earnings	454	411	348	351	232
Profit on trading instruments	134	151	110	117	158
Significant item: Net profit before tax from the sale of NBNZ Life	14	—	—	—	—
Significant item: Net profit before tax from sale of business to INGA joint venture	—	14	—	—	14
Significant item: Net profit before tax from the close out of the TrUEPrS swap	—	108	—	—	108
Hedge of TrUEPrS cash flows(1)	—	2	71	—	2
Life insurance margin on services operating income	18	15	—	—	—
Profit (loss) on sale of premises(2)	6	(7)	6	(3)	—
Rental income	2	2	3	2	2
Other(3)	151	129	116	531	482
Total other income(3)	779	825	654	998	998
Total other operating income	3,395	3,246	2,702	3,096	3,027
Share of joint venture profit from ING Australia(4) (refer note 44)	107	97	55	—	—
Share of associates profit (net of writeoffs)	50	48	51	—	—
Total share of joint venture and associates profit	157	145	106	—	—
Total income(5)	20,979	17,508	13,023	14,042	12,081

(1)          In prior years, preference shares were issued via the TrUEPrS structure. This income was earned on a fixed receive/floating pay swap of the fixed dividend commitments. The TrUEPrS securities were bought back on 12 December 2003. $2 million in 2004 treated as significant item

(2)          Consolidated gross proceeds on sale of premises is $9 million (2004: $34 million, 2003: $33 million)

(3)          The Company’s ‘other income’ include dividends received from controlled entities of $468 million (2004: $648 million)

(4)          Net of notional goodwill amortisation

(5)          Includes external dividend income of $106 million (2004: $41 million, 2003: $10 million) for the Group and $7 million (2004: $2 million) for the Company

3: EXPENSES

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Interest expense
To other financial institutions	345	238	183	251	161
On deposits	6,670	5,037	3,502	4,337	3,403
On borrowing corporations’ debt	528	481	445	—	—
On commercial paper	980	770	310	133	201
On loan capital, bonds and notes	2,483	1,699	1,052	2,076	1,515
Other	623	638	412	454	529
	11,629	8,863	5,904	7,251	5,809
To controlled entities	—	—	—	395	279
Total interest expense	11,629	8,863	5,904	7,646	6,088
Operating expenses
i) Personnel
Pension fund	161	145	109	115	108
Employee entitlements and taxes	190	149	122	130	108
Salaries and wages	1,625	1,425	1,177	1,071	975
Temporary staff	111	92	81	66	65
Other	362	320	261	275	238
Total personnel expenses	2,449	2,131	1,750	1,657	1,494
ii) Premises
Amortisation of leasehold improvements	16	13	15	9	7
Depreciation of buildings and integrals	11	11	16	2	2
Rent	213	197	154	146	139
Utilities and other outgoings	122	109	88	91	81
Other	32	23	22	23	17
	394	353	295	271	246
To controlled entities	—	—	—	(9)	46
Total premises expenses	394	353	295	262	292
iii) Computer
Computer contractors	53	25	18	49	23
Data communication	60	69	61	34	48
Depreciation and amortisation	235	242	183	182	178
Rentals and repairs	58	59	70	48	62
Software purchased	115	115	103	84	90
Other	37	43	30	14	17
Total computer expenses	558	553	465	411	418
iv) Other
Advertising and public relations	161	130	91	92	72
Amortisation of goodwill(1)	179	146	18	8	8
Audit fees (refer note 5)	7	5	4	4	3
Depreciation of furniture and equipment	43	43	33	29	27
Freight and cartage	45	41	35	36	32
Loss on sale of equipment	9	6	7	4	5
Non-lending losses, frauds and forgeries	62	49	48	45	30
Postage and stationery	113	111	92	67	66
Professional fees	123	112	101	93	83
Telephone	55	57	49	29	30
Travel	124	100	78	76	65
Other	141	129	102	204	189
Total other expenses	1,062	929	658	687	610
v) Restructuring	52	60	60	47	64
Total operating expenses	4,515	4,026	3,228	3,064	2,878
Total expenses	16,144	12,889	9,132	10,710	8,966

(1)  In addition, there is a notional goodwill amortisation charge of $43 million (2004: $41 million; 2003: $44 million) included in the calculation of the share of income from the ING Australia joint venture

4:  EQUITY INSTRUMENTS ISSUED TO EMPLOYEES

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2005	2004	2003
	$m	$m	$m
Net profit attributable to shareholders of the Company	3,018	2,815	2,348
Expenses attributable to:
Options issued to Group Heads(1)	(5)	(8)	(8)
Options issued to general management(1)	(20)	(23)	(24)
Shares issued under $1,000 employee share plan	(23)	(22)	(18)
Total	2,970	2,762	2,298

(1)   Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of AASB 1046. Value of options are amortised on a straight-line basis over the vesting period.

5: REMUNERATION OF AUDITORS

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$’000	$’000	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group(1)	4,981	2,981	2,640	3,732	2,357
Other audit-related services(2)	1,060	567	2,083	630	492
Other assurance services(3)	927	2,934	3,891	927	2,899
	6,968	6,482	8,614	5,289	5,748
Taxation	—	563	775	—	443
Total	6,968	7,045	9,389	5,289	6,191
Overseas Related practices of KPMG Australia
Auditor review of financial reports of Group entities	1,977	1,834	1,293	351	346
Other audit-related services(2)	1,475	1,494	1,503	791	556
Other assurance services(3)	188	77	1,473	8	32
	3,640	3,405	4,269	1,150	934
Taxation	4	65	83	—	31
Total	3,644	3,470	4,352	1,150	965
Total remuneration of auditors	10,612	10,515	13,741	6,439	7,156

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor maybe provided by KPMG Australia or any of its related practices subject to the approval of the Audit Committee.

KPMG has confirmed to ANZ that it has policies in place on loans from audit clients that are in accordance with Rule 2-01 of Regulation S-X and that neither KPMG nor any covered person or immediate family member have any loans outstanding from the Company and its related parties, that are part of the audit client, that are not in compliance with that rule.

(1)   2005 includes services in relation to the transition to Australian equivalents to International Financial Reporting Standards

(2)   Includes services for the auditor review of financial information other than financial reports, including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)   2004 includes due diligence oversight review of The National Bank of New Zealand and markets co-sourcing internal audit work which ceased in April 2004. 2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act.

6: INCOME TAX EXPENSE

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	4,255	3,987	3,277	2,944	2,682

Prima facie income tax at 30%	1,277	1,196	983	883	804
Tax effect of permanent differences
Overseas tax rate differential	17	20	15	(3)	2
Other non-assessable income	(26)	(32)	(31)	(3)	(1)
Rebateable and non-assessable dividends	(23)	(20)	(16)	(141)	(194)
Life insurance accounting	(5)	(4)	—	—	—
Goodwill amortisation	56	46	5	1	1
Profit from associated and joint venture entities	(45)	(43)	(32)	—	—
Sale of businesses to ING joint ventures	(6)	(4)	—	—	(4)
Other	(9)	11	5	(19)	104
	1,236	1,170	929	718	712
Income tax(over) provided in prior years	(2)	(2)	(3)	(1)	(2)
Total income tax expense	1,234	1,168	926	717	710
Australia	816	802	672	642	641
Overseas	418	366	254	75	69
	1,234	1,168	926	717	710

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian taxation purposes. The Company has elected for all Australian wholly owned subsidiaries, trusts and partnerships to be taxed as a single entity with effect from 1 October 2003.

7: DIVIDENDS

	Consolidated						The Company
	2005		2004		2003		2005		2004
	$m		$m		$m		$m		$m
Ordinary dividends
Interim dividend	930		850		666		930		850
Final dividend	983	(1)	777	(1)	—	(1)	983	(1)	777	(1)
Bonus option plan adjustment	(36)		(29)		(25)		(36)		(29)
Dividends on ordinary shares	1,877		1,598		641		1,877		1,598

(1)   Following a change in accounting standards in 2003 dividends are no longer accrued and are recorded when declared. Final dividend of $1,077 million for 2005 not included in above table

A final dividend of 59 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 16 December 2005 (2004: final dividend of 54 cents, paid 17 December 2004, fully franked, 2003: final dividend of 51 cents, paid 19 December 2003, fully franked). The 2005 interim dividend of 51 cents, paid 1 July 2005, was fully franked (2004: interim dividend of 47 cents, paid 1 July 2004, fully franked, 2003: interim dividend of 44 cents, paid 1 July 2003, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2004: 30%, 2003: 30%).

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Preference dividends
Trust Securities Issues	—	36	102	—	—
ANZ Stapled Exchangeable Preferred Securities(ANZ StEPS)	66	62	—	—	—
Euro Trust Securities	18	—	—	—	—
Dividends on preference shares	84	98	102	—	—

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

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each raising $1 billion ($987 million net of issue costs of $13 million). ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note issued by a New Zealand subsidiary (ANZ Holdings (New Zealand) Limited) which is stapled to a fully paid preference share issued by the Company.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to the 90 day bank bill rate plus a 100 basis point margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component.

Euro Trust Securities

On 13 December 2004, the Group issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (“Euro Trust Securities”) at €1,000 each into the European market, raising €500 million (A$871 million at the spot rate at the date of issue, net of issue costs). The Euro Trust Securities are similar in structure to ANZ StEPS and US Trust Security issuances, in that they comprise 2 fully paid securities – an interest paying unsecured note issued by a United Kingdom subsidiary (ANZ Jackson Funding PLC) stapled to a fully paid €1,000 preference share issued by the Company, which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to 3 month EURIBOR rate plus a 66 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $78 million (2004: $111 million and 2003: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2005 financial year, $462 million of franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

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

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a coupon payment on a Tier 1 instrument, including a dividend if the bank has incurred a loss, or proposes to pay coupon payments on Tier 1 instruments (including dividends), which exceed the level of current year profits.

Dividend Reinvestment Plan

During the year, 3,900,116 ordinary shares were issued at $19.95 per share, and 3,406,775 ordinary shares at $21.85 per share, under the Dividend Reinvestment Plan (2004: 3,909,659 ordinary shares at $16.61 per share, and 3,906,171 ordinary shares at $17.84 per share)

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 1,749,584 ordinary shares were issued under the Bonus Option Plan (2004: 1,771,864 ordinary shares).

	Declared	Bonus options	Amount
	dividend	exercised	paid
	$m	$m	$m
Final dividend 2004	983	(19)	964
Interim dividend 2005	930	(17)	913
	1,913	(36)	1,877

8: EARNINGS PER ORDINARY SHARE

			Consolidated
		2005	2004	2003
		$m	$m	$m
	Basic earnings per share (cents)(1)	160.9	153.1	142.4

	Earnings reconciliation
	Profit after income tax	3,021	2,819	2,351
	Less: net profit attributable to outside equity interests	3	4	3
	Less: preference share dividend paid	84	98	102
	Earnings used in calculating basic earnings per share	2,934	2,717	2,246

	Weighted average number of ordinary shares (millions)(1)
	Used in calculating basic earnings per share	1,823.7	1,774.1	1,577.8

	Diluted earnings per share (cents)(1)	157.5	149.7	141.7

	Earnings reconciliation
	Profit after income tax	3,021	2,819	2,351
	Less: net profit attributable to outside equity interests	3	4	3
	Less: preference share dividend paid	84	98	102
	Add: US Trust Securities interest expense	48	44	—
	Earnings used in calculating diluted earnings per share	2,982	2,761	2,246

	Weighted average number of ordinary shares (millions)(1)
	Used in calculating basic earnings per share	1,823.7	1,774.1	1,577.8
Add:	potential conversion of options to ordinary shares(1)	9.7	6.2	7.2
	potential conversion of US Trust Securities to ordinary shares	60.1	64.5	—
	Used in calculating diluted earnings per share	1,893.5	1,844.8	1,585.0

(1)          Discounted for rights issue

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is approximately 1.0 million.

ANZ StEPS and Euro Trust Securities have not been included in the calculation of diluted EPS as they are not dilutive. Refer to note 30.

9: LIQUID ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Australia
Coins, notes and cash at bankers	887	696	865	678
Money at call, bills receivable and remittances in transit	1,013	157	958	121
Securities purchased under agreement to resell less than 90 days	1,405	568	1,394	552
	3,305	1,421	3,217	1,351
Overseas
Coins, notes and cash at bankers	474	418	119	103
Money at call, bills receivable and remittances in transit	3,707	2,289	1,980	1,087
Other banks’ certificates of deposit	3,865	2,080	1,875	1,203
Securities purchased under agreement to resell less than 90 days	249	155	—	—
	8,295	4,942	3,974	2,393
Total liquid assets	11,600	6,363	7,191	3,744
Maturity analysis based on original term to maturity at 30 September
Less than 90 days	9,600	4,999	5,315	2,408
More than 90 days	2,000	1,364	1,876	1,336
Total liquid assets	11,600	6,363	7,191	3,744

10: DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia	917	498	899	488
Overseas	5,431	4,283	2,553	2,049
Total due from other financial institutions	6,348	4,781	3,452	2,537
Maturity analysis based on remaining term to maturity at 30 September
Overdraft	802	370	741	299
Less than 3 months	3,591	2,692	2,158	1,729
Between 3 months and 12 months	424	824	359	349
Between 1 year and 5 years	393	790	58	58
After 5 years	1,138	105	136	102
Total due from other financial institutions	6,348	4,781	3,452	2,537

11: TRADING SECURITIES

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Unlisted – Australia
Commonwealth securities	551	164	551	164
Local, semi-government and other government securities	1,646	1,693	1,646	1,693
ANZ accepted bills	1,182	1,875	1,182	1,875
Other securities and equity securities	1,364	627	1,260	568
	4,743	4,359	4,639	4,300
Unlisted – Overseas
Other government securities	370	631	27	241
Other securities and equity securities	1,172	488	643	242
	1,542	1,119	670	483
Total unlisted	6,285	5,478	5,309	4,783
Total trading securities	6,285	5,478	5,309	4,783

12: INVESTMENT SECURITIES

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed – Australia
Other securities and equity investments	—	4	—	—
	—	4	—	—
Listed – Overseas
Other government securities	196	1,070	196	1,070
Other securities and equity investments	1,411	1,354	1,410	1,354
	1,607	2,424	1,606	2,424
Total listed	1,607	2,428	1,606	2,424
Unlisted – Australia
Local and semi-government securities	1,412	895	1,412	895
Other securities and equity investments	2,344	2,786	2,274	2,660
	3,756	3,681	3,686	3,555
Unlisted – Overseas
New Zealand government securities	1,096	914	—	—
Other government securities	431	357	108	133
Other securities and equity investments	51	366	7	5
	1,578	1,637	115	138
Total unlisted	5,334	5,318	3,801	3,693
Total investment securities	6,941	7,746	5,407	6,117
Market value information
Listed – Australia
Other securities and equity investments		12	—	—
	—	12	—	—
Listed – Overseas
Other government securities	197	1,072	197	1,072
Other securities and equity investments	1,409	1,358	1,409	1,358
	1,606	2,430	1,606	2,430
Total market value of listed investment securities	1,606	2,442	1,606	2,430
Unlisted – Australia
Local and semi-government securities	1,412	895	1,412	895
Other securities and equity investments	2,344	2,785	2,274	2,659
	3,756	3,680	3,686	3,554
Unlisted – Overseas
New Zealand government securities	1,096	913	—	—
Other government securities	433	361	110	137
Other securities and equity investments	52	366	7	5
	1,581	1,640	117	142
Total market value of unlisted investment securities	5,337	5,320	3,803	3,696
Total market value of investment securities	6,943	7,762	5,409	6,126

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2005

		Between 3	Between	Between		No
	Less than	months and	1 year and	5 years and	After	maturity		Market
At book value	3 months	12 months	5 years	10 years	10 years	specified	Total	Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	972	440	—	—	—	—	1,412	1,412
Other securities and equity investments	2,085	250	—	—	—	9	2,344	2,344
	3,057	690	—	—	—	9	3,756	3,756
Overseas
New Zealand government securities	760	333	—	3	—	—	1,096	1,096
Other government securities	452	100	75	—	—	—	627	630
Other securities and equity investments	42	370	1,043	3	4	—	1,462	1,461
	1,254	803	1,118	6	4	—	3,185	3,187
Total book value	4,311	1,493	1,118	6	4	9	6,941	n/a
Total market value	4,313	1,490	1,121	5	5	9	n/a	6,943

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 years and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	5.55	—	—	—
Other securities and equity investments	5.69	—	—	—
Overseas
New Zealand government securities	6.51	—	7.20	—
Other government securities	3.98	6.78	—	3.00
Other securities and equity investments	3.90	3.54	2.00	2.68

(1)          Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2005

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2004

		Between 3	Between	Between		No
	Less than	months and	1 year and	5 years and	After	maturity		Market
At book value	3 months	12 months	5 years	10 years	10 years	specified	Total	Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	695	200	—	—	—	—	895	895
Other securities and equity investments	2,480	50	51	162	—	47	2,790	2,797
	3,175	250	51	162	—	47	3,685	3,692
Overseas
New Zealand government securities	589	325	—	—	—	—	914	913
Other government securities	861	491	75	—	—	—	1,427	1,433
Other securities and equity investments	194	442	1,077	1	6	—	1,720	1,724
	1,644	1,258	1,152	1	6	—	4,061	4,070
Total book value	4,819	1,508	1,203	163	6	47	7,746	n/a
Total market value	4,784	1,508	1,251	165	6	48	n/a	7,762

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 years and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	5.37	—	—	—
Other securities and equity investments	5.33	6.49	6.56	—
Overseas
New Zealand government securities	6.08	—	—	—
Other government securities	4.37	7.89	—	—
Other securities and equity investments	3.00	2.71	2.84	2.18

(1)          Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2004

13:  NET LOANS AND ADVANCES

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Overdrafts	5,276	4,390	5,276	4,390
Credit card outstandings	5,434	4,523	5,434	4,523
Term loans – housing	89,558	78,660	89,558	78,660
Term loans – non-housing	48,993	42,056	44,187	36,937
Lease finance (refer below)	2,855	2,667	1,222	1,061
Hire purchase	8,060	7,093	641	497
Other	1,575	1,091	1,575	1,066
	161,751	140,480	147,893	127,134
New Zealand
Overdrafts	1,647	1,604	—	—
Credit card outstandings	1,026	1,032	—	—
Term loans – housing	34,860	31,519	—	—
Term loans – non-housing	25,012	22,472	—	—
Lease finance (refer below)	639	493	—	—
Hire purchase	347	517	—	—
Other	859	584	—	—
	64,390	58,221	—	—
Overseas markets
Overdrafts	303	558	214	408
Credit card outstandings	134	128	6	7
Term loans – housing	592	464	467	363
Term loans – non-housing	7,511	8,730	6,428	7,314
Lease finance (refer below)	217	111	97	79
Commercial bills	61	78	61	78
Other	7	44	5	40
	8,825	10,113	7,278	8,289
Total gross loans and advances	234,966	208,814	155,171	135,423
Provisions for doubtful debts (refer note 15)	(2,440)	(2,376)	(1,709)	(1,655)
Income yet to mature	(1,574)	(1,476)	(1)	(1)
	(4,014)	(3,852)	(1,710)	(1,656)
Total net loans and advances	230,952	204,962	153,461	133,767
Lease finance consists of gross lease receivables
Current	653	555	206	102
Non-current	3,058	2,716	1,113	1,038
	3,711	3,271	1,319	1,140

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2005

			Between	Between
		Less than	3 months and	1 year and	After
	Overdraft(1)	3 months	12 months	5 years	5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	478	1,072	447	1,530	1,776	5,303
Business service	177	491	415	1,440	1,389	3,912
Entertainment, leisure and tourism	58	690	521	1,128	1,241	3,638
Financial, investment and insurance	388	1,657	1,150	969	476	4,640
Government and official institutions	—	19	5	14	23	61
Lease finance	—	79	289	1,992	495	2,855
Manufacturing	258	2,039	705	1,750	984	5,736
Personal(2)	8,477	1,283	145	5,837	7,511	23,253
Real-estate – construction	156	532	165	1,385	844	3,082
Real-estate – mortgage(3)	110	3,107	3,208	3,362	83,488	93,275
Retail and wholesale trade	457	2,423	673	1,846	3,152	8,551
Other	151	1,182	880	3,122	2,110	7,445
New Zealand
Agriculture, forestry, fishing and mining	427	625	591	6,045	2,620	10,308
Business service	28	36	94	269	235	662
Entertainment, leisure and tourism	37	26	59	510	246	878
Financial, investment and insurance	83	444	50	1,302	132	2,011
Government and official institutions	13	111	4	131	61	320
Lease finance	23	116	59	254	187	639
Manufacturing	93	382	159	1,279	310	2,223
Personal(2)	1,548	73	269	648	89	2,627
Real-estate – construction	26	84	132	274	109	625
Real-estate – mortgage(3)	185	2,411	2,488	4,954	29,011	39,049
Retail and wholesale trade	65	300	142	578	492	1,577
Other	145	250	589	1,782	705	3,471
Overseas Markets
Agriculture, forestry, fishing and mining	12	337	99	388	133	969
Business service	5	22	4	3	7	41
Entertainment, leisure and tourism	3	10	30	78	37	158
Financial, investment and insurance	3	179	33	146	4	365
Government and official institutions	22	13	24	40	4	103
Lease finance	58	26	3	106	24	217
Manufacturing	118	893	169	934	160	2,274
Personal(2)	9	64	44	96	182	395
Real-estate – construction	10	37	10	118	4	179
Real-estate – mortgage(3)	13	183	40	107	242	585
Retail and wholesale trade	69	469	140	241	37	956
Other	115	455	189	1,036	788	2,583
Gross loans and advances	13,820	22,120	14,024	45,694	139,308	234,966
Specific provision for doubtful debts	(273)	—	—	—	—	(273)
Income yet to mature	—	(316)	(297)	(952)	(9)	(1,574)
	(273)	(316)	(297)	(952)	(9)	(1,847)
Loans and advances net of specific provision and income yet to mature	13,547	21,804	13,727	44,742	139,299	233,119
General provision	—	—	—	—	(2,167)	(2,167)
Net loans and advances	13,547	21,804	13,727	44,742	137,132	230,952
Interest rate sensitivity
Fixed interest rates(4)	197	9,317	9,495	23,066	55,139	97,214
Variable interest rates	13,623	12,803	4,529	22,628	84,169	137,752
	13,820	22,120	14,024	45,694	139,308	234,966

(1)          Over draft includes credit cards and unsecured lending

(2)          Personal includes non-business loans to individuals through over drafts, personal loans, credit cards and fully drawn advances

(3)          Real estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)          Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2004

			Between	Between
		Less than	3 months and	1 year and	After
	Overdraft(1)	3 months	12 months	5 years	5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	378	957	583	1,156	1,518	4,592
Business service	150	625	358	1,025	1,188	3,346
Entertainment, leisure and tourism	53	837	850	820	1,100	3,660
Financial, investment and insurance	254	966	1,297	625	406	3,548
Government and official institutions	1	87	2	15	21	126
Lease finance	—	90	238	1,820	519	2,667
Manufacturing	215	1,527	613	1,507	872	4,734
Personal(2)	7,068	1,129	143	10,656	495	19,491
Real estate – construction	144	248	192	1,100	684	2,368
Real estate – mortgage(3)	95	2,928	2,406	2,382	73,959	81,770
Retail and wholesale trade	415	2,142	510	1,822	2,737	7,626
Other	140	2,502	925	1,662	1,323	6,552
New Zealand
Agriculture, forestry, fishing and mining	113	792	512	5,388	2,613	9,418
Business service	242	52	100	285	167	846
Entertainment, leisure and tourism	75	25	198	415	178	891
Financial, investment and insurance	75	316	98	2,175	69	2,733
Government and official institutions	7	106	24	129	71	337
Lease finance	15	2	137	333	6	493
Manufacturing	186	342	143	972	326	1,969
Personal(2)	867	82	234	792	180	2,155
Real estate – construction	98	130	91	216	89	624
Real estate – mortgage(3)	620	2,776	2,147	4,554	24,628	34,725
Retail and wholesale trade	189	249	158	634	314	1,544
Other	149	349	336	1,168	484	2,486
Overseas Markets
Agriculture, forestry, fishing and mining	13	120	230	446	324	1,133
Business service	10	7	5	54	9	85
Entertainment, leisure and tourism	4	14	7	32	20	77
Financial, investment and insurance	14	88	47	294	112	555
Government and official institutions	26	4	11	69	14	124
Lease finance	73	—	—	15	23	111
Manufacturing	59	878	312	1,110	354	2,713
Personal(2)	6	46	53	73	164	342
Real estate – construction	12	6	34	39	6	97
Real estate – mortgage(3)	10	40	18	374	233	675
Retail and wholesale trade	216	243	95	93	42	689
Other	243	380	268	1,105	1,516	3,512
Gross loans and advances	12,235	21,085	13,375	45,355	116,764	208,814
Specific provision for doubtful debts	(384)	—	—	—	—	(384)
Income yet to mature	(12)	(355)	(287)	(816)	(6)	(1,476)
	(396)	(355)	(287)	(816)	(6)	(1,860)
Loans and advances net of specific provision and income yet to mature	11,839	20,730	13,088	44,539	116,758	206,954
General provision	—	—	—	—	(1,992)	(1,992)
Net loans and advances	11,839	20,730	13,088	44,539	114,766	204,962
Interest rate sensitivity
Fixed interest rates(4)	278	8,568	8,060	21,213	45,325	83,444
Variable interest rates	11,957	12,517	5,315	24,142	71,439	125,370
	12,235	21,085	13,375	45,335	116,764	208,814

(1)          Over draft includes credit cards and unsecured lending

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

14: IMPAIRED ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m

Summary of impaired assets
Non-accrual loans	642	829	380	644
Restructured loans	28	32	28	32
Unproductive facilities	43	29	36	29
Gross impaired assets	713	890	444	705
Specific provisions
Non-accrual loans	(256)	(378)	(135)	(268)
Unproductive facilities	(17)	(6)	(10)	(6)
Net impaired assets	440	506	299	431
Non-accrual loans
Non-accrual loans	642	829	380	644
Specific provisions	(256)	(378)	(135)	(268)
Total net non-accrual loans	386	451	245	376
Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	28	32	28	32
Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—
Unproductive facilities
Unproductive facilities	43	29	36	29
Specific provisions	(17)	(6)	(10)	(6)
Net unproductive facilities	26	23	26	23
Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	381	293	267	175

Consolidated average non-accrual loans: September 2005 $705 million; September 2004 $912 million; September 2003 $1,103 million

Further analysis of impaired assets at 30 September 2005 and interest and/or other income received during the year under Australian Prudential Regulation Authority guide lines is as follows:

	Consolidated			The Company
	Gross		Interest and/or	Gross		Interest and/or
	balance	Specific	other income	balance	Specific	other income
	outstanding	provision	received	outstanding	provision	received
	$m	$m	$m	$m	$m	$m
Non-accrual loans
Without provisions
Australia	82	—	1	82	—	1
New Zealand	3	—	—	—	—	—
Overseas markets	46	—	1	43	—	1
	131	—	2	125	—	2
With provisions and no, or partial, performance(1)
Australia	264	152	5	213	123	5
New Zealand	130	68	1	—	—	—
Overseas markets	44	18	7	31	10	6
	438	238	13	244	133	11
With provisions and full performance(1)
Australia	9	1	3	9	1	3
New Zealand	61	15	4	—	—	—
Overseas markets	3	2	2	2	1	1
	73	18	9	11	2	4
Total non-accrual loans	642	256	24	380	135	17
Restructured loans	28	—	1	28	—	1
Unproductive facilities	43	17	—	36	10	—
Total impaired assets	713	273	25	444	145	18

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

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	26	29	21	24
New Zealand	9	8	—	—
Overseas markets	16	25	11	15
Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	51	62	32	39
Interest and other income received
Australia	(10)	(6)	(10)	(4)
New Zealand	(5)	(1)	—	—
Overseas markets	(10)	(12)	(8)	(11)
Total interest and other income received	(25)	(19)	(18)	(15)
Net interest and other income forgone
Australia	16	23	11	20
New Zealand	4	7	—	—
Overseas markets	6	13	3	4
Total net interest and other income forgone	26	43	14	24

15: PROVISIONS FOR DOUBTFUL DEBTS

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
General provision
Balance at start of year	1,992	1,534	1,496	1,381	1,283
Acquisition (disposal) of provisions	(13)	216	—	(13)	—
Adjustment for exchange rate fluctuations	(35)	53	(49)	(24)	16
Charge to statement of financial performance	580	632	614	388	433
Transfer to specific provision	(471)	(525)	(588)	(250)	(399)
Recoveries	114	82	61	82	48
Total general provision	2,167	1,992	1,534	1,564	1,381
Specific provision
Balance at start of year	384	484	585	274	429
Acquisition of provisions	—	57	—	—	—
Adjustment for exchange rate fluctuations	(11)	(2)	(49)	(3)	(7)
Bad debts written off	(571)	(680)	(640)	(376)	(547)
Transfer from general provision	471	525	588	250	399
Total specific provision	273	384	484	145	274
Total provisions for doubtful debts	2,440	2,376	2,018	1,709	1,655
Provision movement analysis
New and increased provisions
Australia	378	459	418	312	404
New Zealand	146	80	45	—	—
Other overseas markets	80	86	212	33	60
	604	625	675	345	464
Provision releases	(133)	(100)	(87)	(95)	(65)
	471	525	588	250	399
Recoveries of amounts previously written off	(114)	(82)	(61)	(82)	(48)
Net specific provision	357	443	527	168	351
Net credit to general provision	223	189	87	220	82
Charge to statement of financial performance	580	632	614	388	433

Ratios	%	%	%	%	%
Provisions(1) as a % of total advances(2)
Specific	0.1	0.2	0.3	0.1	0.2
General	0.9	1.0	0.9	0.9	0.9
Provisions(1) as a % of risk weighted assets
Specific	0.1	0.2	0.3	0.1	0.2
General	1.0	1.0	1.0	1.0	1.0
Bad debts written off as a % of total advances(2)	0.2	0.3	0.4	0.2	0.4
Net specific provision as a % of total advances(2)	0.1	0.2	0.3	0.1	0.2

(1)          Excludes provisions for unproductive facilities

(2)          See Glossary on page 138

16: CUSTOMER’S LIABILITIES FOR ACCEPTANCES

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	900	813	900	813
Business service	596	572	596	572
Entertainment, leisure and tourism	539	502	539	502
Financial, investment and insurance	1,192	1,081	1,192	1,081
Manufacturing	1,647	1,710	1,647	1,710
Personal(1)	5	5	5	5
Real estate – construction	145	132	145	132
Real estate – mortgage(2)	5,551	5,073	5,551	5,073
Retail and wholesale trade	1,701	1,524	1,701	1,524
Other	1,045	994	1,045	994
	13,321	12,406	13,321	12,406
Overseas
Financial, investment and insurance	16	6	16	6
Manufacturing	37	44	37	44
Retail and wholesale trade	68	10	68	10
Other	7	—	7	—
	128	60	128	60
Total customer’s liabilities for acceptances	13,449	12,466	13,449	12,466

(1)          Personal includes non-business acceptances to individuals

(2)          Real estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

17: REGULATORY DEPOSITS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Overseas central banks	159	176	113	144

18: SHARES IN CONTROLLED ENTITIES, ASSOCIATES AND JOINT VENTURE ENTITIES

Refer notes 42 to 44 for details.

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Total shares in controlled entities	—	—	12,455	11,472
Total shares in associates	262	263	96	45
Total shares in joint venture entities	1,610	1,697	—	—
Total shares in controlled entities, associates and joint venture entities	1,872	1,960	12,551	11,517

ACQUISITIONS OF CONTROLLED ENTITIES

There were no material controlled entities acquired during the year ended 30 September 2005.

During the year ended 30 September 2004 the following material controlled entities were acquired:

On 1 December 2003, the Company acquired NBNZ Holdings Ltd and its controlled entities (NBNZ). Details of the acquisition are disclosed in note 41. The operating results of these acquired entities have been included in consolidated operating profit since acquisition.

A restructuring provision of $25 million was established for restructuring the operations of the acquired entities. A balance of $12 million remains in the provision at 30 September 2005. On 26 June 2004, NBNZ was amalgamated into ANZ Banking Group (New Zealand) Limited. ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited on 28 June 2004.

DISPOSALS OF CONTROLLED ENTITIES

In September 2005 ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII). The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Ltd and 51% owned by INGII.

On 30 September 2005:

•                  ANZ National Bank Limited and INGII invested NZD163 million and NZD170 million respectively into INGNZ.

•                  ANZ National Bank Limited sold NBNZ Life Insurance Limited and NBNZ Investment Services Limited to INGNZ for NZD158 million resulting in the following impact on the Group’s financial statements:

•                  reduction in unamortised goodwill of NZD114 million;

•                  recognition of approximately NZD16 million ($14 million) profit on sale of 51% of the NBNZ Life and Funds Management businesses;

•                  an investment in INGNZ of NZD145 million (being initial investment adjusted for unrecognised profit on ANZ National Bank’s; and 49% share of the profit on sale of the NBNZ Life and Funds Management businesses joint venture and costs).

•                  INGNZ acquired at market value the New Zealand-based businesses previously owned by INGA. The profit on sale of the New Zealand-based businesses of approximately $40 million is recognised in INGA, however, ANZ’s share of this profit is eliminated on consolidation.

There were no material controlled entities disposed of during the year ended 30 September 2004.

19: DEFERRED TAX ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Future income tax assets comprises
General provision for doubtful debts	719	650	505	442
Other provisions	335	340	218	238
Other	283	464	31	57
Total deferred tax assets	1,337	1,454	754	737
Future income tax assets
Australia	862	959	674	636
Overseas	475	495	80	101
Total deferred tax assets	1,337	1,454	754	737

Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences (benefits could amount to $23 million, 2004: nil), and from realised capital losses (benefits could amount to $66 million, 2004: $67 million).

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

20: GOODWILL

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Goodwill – at cost	3,298	3,509	123	123
Accumulated amortisation	(400)	(240)	(57)	(49)
Total goodwill(1)	2,898	3,269	66	74

(1)   Excludes notional goodwill related to the ING Australia joint venture of $711 million (September 2004: $754 million) and the ING New Zealand joint venture of $82 million (September 2004: nil)

21: OTHER ASSETS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Accrued interest/prepaid discounts	1,441	1,568	1,165	1,181
Accrued commission	78	82	47	55
Prepaid expenses	153	71	46	10
Treasury instruments revaluations	3,750	4,456	3,267	3,738
Security settlements	2,144	952	785	10
Operating leases residual value	712	535	2	—
Life insurance business investments	—	65	—	—
Capitalised Expenses	524	463	176	165
Other	1,101	966	610	592
Total other assets	9,903	9,158	6,098	5,751

22: PREMISES AND EQUIPMENT

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost(1)	639	680	83	80
Provision for depreciation	(201)	(182)	(40)	(40)
	438	498	43	40
Leasehold improvements
At cost	239	209	147	117
Provision for amortisation	(149)	(148)	(84)	(78)
	90	61	63	39
Furniture and equipment
At cost	691	694	499	451
Provision for depreciation	(445)	(443)	(308)	(290)
	246	251	191	161
Computer and office equipment
At cost	947	983	646	665
Provision for depreciation	(717)	(726)	(470)	(475)
	230	257	176	190
Software
At cost	776	728	676	614
Provision for amortisation	(395)	(298)	(327)	(239)
	381	430	349	375
Capital works in progress
At cost	56	35	27	21
Total premises and equipment	1,441	1,532	849	826

(1)          In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non-Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets ‘land and buildings’.

As all properties are carried at deemed cost subject to individually meeting a recoverable amount test, valuations are carried out on all properties with a carrying value in excess of $2 million every three years. Properties carrying values are not increased to market values if valuations exceed carrying amounts. However, if the valuation of an individual property is determined to be less than its carrying amount, it will be written down to the lower amount, where considered appropriate.

The properties are subject to external valuation by independent valuers. Valuations are based on the estimated open market value and assume that the properties concerned continue to be used in their existing manner by the Group.

The last independent valuation of the Group’s freehold land and buildings was carried out for 30 September 2002 purposes. For 30 September 2005, the valuations were carried out by Jones Lang La Salle Advisory for Australia. New Zealand property values were assessed based on valuations by Telfer Young. This resulted in a valuation of $466 million and $25 million for the Group and Company respectively (excludes leasehold land and buildings). As land and buildings are recorded at deemed cost, the valuation was not brought to account.

Further, a recoverable amount review of all properties at 30 September 2005 was completed. This involved properties being reviewed for the existence of impairment indicators that might provide evidence that the property’s recoverable amount exceeded its carrying value (also using the independent valuations performed), and hence a writedown being required.

As a result of this review, some properties were identified as impaired and a loss of $3m was recorded (2004: $2 million).

Group accounting policy covering the amortisation of software costs capitalised is detailed in note 1(xiv). As at 30 September 2005 the weighted average amortization period is 5 years.

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Freehold and leasehold land and buildings(1)
Carrying amount at beginning of year	498	463	40	29
Additions	22	26	6	15
Acquisitions(2)	—	67	—	—
Disposals(3)	(68)	(46)	—	(1)
Depreciation	(11)	(11)	(2)	(2)
Net foreign currency exchange difference	(3)	(1)	(1)	(1)
Carrying amount at end of year	438	498	43	40
Leasehold improvements
Carrying amount at beginning of year	61	52	39	37
Additions	46	17	33	9
Acquisitions(2)	—	10	—	—
Disposals	—	(6)	—	—
Amortisation	(16)	(13)	(9)	(7)
Net foreign currency exchange difference	(1)	1	—	—
Carrying amount at end of year	90	61	63	39
Furniture and equipment
Carrying amount at beginning of year	251	182	161	156
Additions	81	84	64	39
Acquisitions(2)	—	64	—	—
Disposals	(41)	(35)	(5)	(6)
Depreciation	(43)	(43)	(29)	(27)
Net foreign currency exchange difference	(2)	(1)	—	(1)
Carrying amount at end of year	246	251	191	161
Computer and office equipment
Carrying amount at beginning of year	257	302	190	239
Additions	92	96	69	81
Acquisitions(2)	—	17	—	—
Disposals	(3)	(47)	(3)	(58)
Depreciation	(114)	(113)	(80)	(74)
Net foreign currency exchange difference	(2)	2	—	2
Carrying amount at end of year	230	257	176	190
Software
Carrying amount at beginning of year	430	465	375	421
Additions	96	114	94	92
Acquisitions(2)	—	17	—	—
Writeoffs(4)	(24)	(37)	(18)	(34)
Amortisation	(121)	(129)	(102)	(104)
Carrying amount at end of year	381	430	349	375
Capital works in progress
Carrying amount at beginning of year	35	24	21	18
Net additions	21	8	6	3
Acquisitions(2)	—	3	—	—
Carrying amount at end of year	56	35	27	21
Total premises and equipment	1,441	1,532	849	826

(1)          Includes integrals

(2)          Relates to NBNZ acquisition at 1 December 2003. Additions after this date are included in the “Additions” lines

(3)          Includes $2 million writedown in carrying value of one property in 2004

(4)          Software writeoffs arose where projects were terminated and the software no longer utilised

23: DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia	3,396	1,346	3,394	1,345
Overseas	8,631	6,003	5,635	4,515
Total due to other financial institutions	12,027	7,349	9,029	5,860
Maturity analysis based on remaining term to maturity at 30 September
At call	4,381	2,255	3,711	1,853
Less than 3 months	5,632	4,152	4,367	3,346
Between 3 months and 12 months	1,029	662	930	661
Between 1 year and 5 years	123	280	21	—
After 5 years	862	—	—	—
Total due to other financial institutions	12,027	7,349	9,029	5,860

24: DEPOSITS AND OTHER BORROWINGS

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Certificates of deposit	17,512	12,221	17,512	12,221
Term deposits	25,829	22,615	26,642	23,273
Other deposits bearing interest	50,707	45,155	50,707	45,155
Deposits not bearing interest	4,310	4,005	4,310	4,005
Commercial paper	6,199	4,708	2,929	2,099
Borrowing corporations’ debt (1)	7,700	7,214	—	—
Securities sold under agreement to repurchase	—	78	—	78
Other borrowings	308	509	308	509
	112,565	96,505	102,408	87,340
Overseas
Certificates of deposit	5,112	4,844	845	1,365
Term deposits	30,003	30,941	8,198	9,629
Other deposits bearing interest	16,102	15,891	806	782
Deposits not bearing interest	5,085	4,207	752	632
Commercial paper	14,808	14,072	—	—
Borrowing corporations’ debt (2)	1,938	2,034	—	—
Other borrowings	80	63	80	63
	73,128	72,052	10,681	12,471
Total deposits and other borrowings	185,693	168,557	113,089	99,811
Maturity analysis based on remaining term to maturity at 30 September
At call	77,999	71,037	57,610	52,629
Less than 3 months	75,452	71,570	39,616	35,167
Between 3 months and 12 months	22,432	17,923	8,707	7,337
Between 1 year and 5 years	9,682	7,923	7,139	4,662
After 5 years	128	104	17	16
Total deposits and other borrowings	185,693	168,557	113,089	99,811

(1)          Included in this balance is debenture stock of controlled entities. $7.7 billion of debenture stock of the consolidated subsidiary company Esanda together with accrued interest thereon, is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entity other than land and buildings ($13,244 million). All controlled entities of Esanda (except for some controlled entities which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by Esanda. The only loans pledged as collateral are those in Esanda and its subsidiaries

(2)          This balance represents NZ$2.1 billion of secured debenture stock of the consolidated subsidiary UDC Finance Limited and the accrued interest thereon are secured by a floating charge over all assets of UDC Finance Limited and its subsidiaries (NZ$2,470 million)

25: INCOME TAX LIABILITIES

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Provision for income tax	289	242	269	203
Provision for deferred income tax	1,346	1,354	1,094	921
	1,635	1,596	1,363	1,124
Overseas
Provision for income tax	(93)	93	12	18
Provision for deferred income tax	255	225	112	109
	162	318	124	127
Total income tax liabilities	1,797	1,914	1,487	1,251
Provision for deferred income tax comprises
Lease finance	229	166	89	79
Treasury instruments	687	497	687	497
Capitalised expenses	131	118	47	43
Other	554	798	383	411
	1,601	1,579	1,206	1,030

26: PAYABLES AND OTHER LIABILITIES

	Consolidated		The Company
	2005	2004	2005		2004
	$m	$m	$m		$m
Australia
Payables	2,797	4,746	2,770		4,700
Accrued interest and unearned discounts	1,266	1,169	1,141		1,051
Treasury instruments revaluations	3,853	3,274	4,376		3,781
Accrued charges	350	297	320		255
Security settlements	—	1	—		1
Other liabilities	838	438	584		291
	9,104	9,925	9,191		10,079
Overseas
Payables	207	145	5		1
Accrued interest and unearned discounts	732	647	256		259
Treasury instruments revaluations(1)	374	2,382	(833	)(1)	143
Accrued charges	228	237	57		43
Security settlements	317	378	—		—
Life insurance policy liabilities	—	30	—		—
Other liabilities	645	468	114		365
	2,503	4,287	(401)		811
Total payables and other liabilities	11,607	14,212	8,790		10,890

(1)          Overseas Treasury instruments revaluations includes cash collateral paid under credit support agreements in ANZ’s London branch, an offsetting mark to market loss is recorded in Australia

27: PROVISIONS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Employee entitlements(1)	360	333	260	248
Restructuring costs and surplus leased space	77	106	57	66
Non-lending losses, frauds and forgeries	184	171	136	125
Other	293	235	197	179
Total provisions	914	845	650	618

(1)          The aggregate liability for employee benefits largely comprise employee entitlements provisions plus liability for payroll tax and fringe benefits tax. The aggregate liability as at 30 September 2005 was $468 million for the Group and $288 million for the Company (30 September 2004: was $456 million for the Group and $284 million for the Company)

Reconciliations of the carrying amounts of each class of provisions, except for employee entitlements, are set out below:

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Restructuring costs and surplus leased space(1)
Carrying amount at beginning of the year	106	92	66	68
Acquisition provision (NBNZ)	—	27	—	—
Provision made during the year	57	69	52	63
Payments made during the year	(47)	(68)	(34)	(50)
Release of provisions	(38)	(15)	(27)	(15)
Adjustment for exchange rate fluctuations	(1)	1	—	—
Carrying amount at the end of the year	77	106	57	66
Non-lending losses frauds and forgeries(2)
Carrying amount at beginning of the year	171	164	125	128
Provision made during the year	37	18	23	4
Payments made during the year	(8)	(7)	(2)	(3)
Release of provisions	(16)	(4)	(10)	(4)
Carrying amount at the end of the year	184	171	136	125
Other provisions(3)
Carrying amount at beginning of the year	235	244	179	181
Provision made during the year	222	209	142	165
Payments made during the year	(132)	(173)	(93)	(127)
Release of provisions	(31)	(46)	(31)	(40)
Adjustment for exchange rate fluctuations	(1)	1	—	—
Carrying amount at the end of the year	293	235	197	179

(1)   Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken, and includes termination benefits. Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though its timing is uncertain, and the costs can be reliably estimated

(2)   Non-lending losses, frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events

(3)   Other provisions comprise various other provisions including fringe benefits tax, fleet maintenance, workers’ compensation and other non-employee entitlement provisions

28: BONDS AND NOTES

		Consolidated		The Company
		2005	2004	2005	2004
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	11,401	4,718	8,598	4,262
GBP	Great British pounds	5,268	3,896	4,343	3,896
AUD	Australian dollars	1,138	979	1,133	979
NZD	New Zealand dollars	1,140	667	323	33
JPY	Japanese yen	1,173	1,433	1,173	1,433
EUR	Euro	11,138	10,863	9,794	9,571
HKD	Hong Kong dollars	3,381	2,805	2,941	2,619
CHF	Swiss francs	1,929	831	1,929	831
CAD	Canadian dollars	2,284	1,258	2,284	1,258
NOK	Norwegian krone	81	82	81	82
SGD	Singapore dollars	71	70	71	70
CZK	Czech koruna	69	—	69	—
Total bonds and notes		39,073	27,602	32,739	25,034
Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months		1,823	419	1,818	419
Between 3 months and 12 months		6,463	4,238	5,906	4,145
Between 1 year and 5 years		29,249	22,870	23,533	20,395
After 5 years		1,538	75	1,482	75
Total bonds and notes		39,073	27,602	32,739	25,034

29:  LOAN CAPITAL

			Interest	Consolidated		The Company
			Rate	2005	2004	2005	2004
			%	$m	$m	$m	$m
Hybrid loan capital (subordinated)
US Stapled Trust Security issue
USD	350m	non-cumulative trust securities due 2053	4.484	459	488	459	488
USD	750m	non-cumulative trust securities due 2053	5.36	984	1,047	984	1,047
				1,443	1,535	1,443	1,535
Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR + 0.15	394	419	394	419
				394	419	394	419
Subordinated notes
USD	500m	fixed notes due 2006	7.55	654	698	654	698
JPY	482m	floating rate notes due 2007	LIBOR + 0.50	6	6	6	6
USD	7.9m	floating rate notes due 2007	LIBOR + 0.50	10	11	10	11
JPY	568.8m	floating rate notes due 2008	LIBOR + 0.55	6	7	6	7
USD	9m	floating rate notes due 2008	LIBOR + 0.50	11	14	11	14
USD	79m	floating rate notes due 2008	LIBOR + 0.53	103	110	103	110
AUD	400m	floating rate notes due 2010	BBSW + 0.29	400	—	400	—
NZD	100m	fixed notes due 2010 (called April 2005)	8.36	—	93	—	—
NZD	100m	fixed notes due 2011(1)	6.87	91	93	—	—
AUD	400m	fixed notes due 2012(2)	6.75	400	400	400	400
AUD	100m	floating rate notes due 2012(1)	BBSW + 0.57	100	100	100	100
NZD	125m	fixed notes due 2012(1)	7.40	115	118	—	—
NZD	125m	fixed notes due 2012(1)	7.61	115	118	—	—
NZD	300m	fixed notes due 2012(1)	7.04	273	280	—	—
NZD	100m	fixed notes due 2013(1)	6.46	91	93	—	—
USD	550m	floating rate notes due 2013(1)	LIBOR + 0.55	722	768	722	768
EUR	300m	floating rate notes due 2013(1)	EURIBOR + 0.375	474	516	474	516
AUD	350m	fixed notes due 2014(2)	6.50	350	350	350	350
AUD	380m	floating rate notes due 2014(1)	BBSW+ 0.41	380	380	380	380
EUR	500m	fixed notes due 2015(2)	4.45	791	860	791	860
USD	400m	floating rate notes due 2015	LIBOR + 0.20	525	—	525	—
AUD	300m	fixed notes due 2015(2)	6.00	300	—	300	—
GBP	200m	fixed notes due 2015(1)	5.625	462	502	462	502
GBP	400m	fixed notes due 2018(2)	4.75	921	1,004	921	1,004
				7,300	6,521	6,615	5,726
Total loan capital				9,137	8,475	8,452	7,680

Loan capital by currency
AUD	Australian dollars			1,930	1,230	1,930	1,230
NZD	New Zealand dollars			685	795	—	—
USD	United States dollars			3,862	3,555	3,862	3,555
GBP	Great British pounds			1,383	1,506	1,383	1,506
EUR	Euro			1,265	1,376	1,265	1,376
JPY	Japanese yen			12	13	12	13
				9,137	8,475	8,452	7,680

Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months				654	—	654	—
Between 1 year and 5 years				536	846	536	846
After 5 years				7,553	7,210	6,868	6,415
Perpetual				394	419	394	419
				9,137	8,475	8,452	7,680

(1)   Callable five years prior to maturity

(2)   Callable five years prior to maturity and reverts to floating rate notes

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors o f the Company and its controlled entities which have issued the notes. The loan capital, except for the US Trust Security Issue, constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority (APRA) for capital adequacy purposes. The US Trust Security Issue constitutes tier 1 capital, as defined by APRA, for capital adequacy purposes

US TRUST SECURITIES

On 27 November 2003, the Company issued 1.1 million USD non-cumulative Trust Securities (“US Trust Securities”) at USD1000 each pursuant to offering memorandum dated 19 November 2003 raising USD1.1 billion. US Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by Samson Funding Limited, a wholly owned NZ subsidiary of the Company) and a fully paid USD1,000 preference share (issued by the Company), which are stapled together and issued as a US Trust Security by ANZ Capital Trust I or ANZ Capital Trust II (the “Trusts”). Investors have the option to redeem the US Trust Security from the Trusts and hold the underlying stapled security.

The issue was made in two tranches:

•      USD350 million tranche with a coupon of 4.484% and was issued through ANZ Capital Trust I. After 15 January 2010 and at any coupon date thereafter, ANZ has the discretion to redeem the US Trust Security for cash. If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the US Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

•      USD750 million tranche with a coupon of 5.36% and was issued through ANZ Capital Trust II. It has the same conversion features as the USD350 million tranche but from 15 December 2013.

Distributions on US Trust Securities are non-cumulative and are payable half yearly in arrears and are funded by payments received by the respective Trusts on the underlying note. Distributions are subject to certain payment tests (eg. APRA requirements and distributable profits being available). Distributions are expected to be payable on 15 June and 15 December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on the US Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time in the Company’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the respective Trust to pay in full a distribution within seven business days of the relevant distribution payment date, the notes that are represented by the relevant US Trust Securities will be automatically assigned to a subsidiary of the Company and the preference shares that are represented by the relevant US Trust Securities will be distributed to investor in redemption of such US Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the US Trust Securities for which the preference shares were distributed. If the US Trust Securities are not redeemed or bought back prior to the 15 December 2053, they will be converted into preference shares, which in turn will be mandatorily convert into a number of ordinary shares based upon the formula in the offering memorandum.

The preference shares forming part of the US Trust Securities rank equal to the preference shares issued in connection with the ANZ StEPS and Euro Trust Securities in all respects. Except in limited circumstances, holders of US Trust Securities do not have any right to vote in general meetings of the company.

On winding up of the Company, the rights of US Trust Security holders will be determined by the preference share component of US Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The US Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the US Trust Securities are reported as debt under Australian, International and US Accounting Standards with the coupon payment classified as interest expense.

30: SHARE CAPITAL

	The Company
Number of issued shares	2005	2004	2003
Ordinary shares each fully paid	1,826,449,480	1,818,401,807	1,521,686,560
Preference shares each fully paid	10,500,000	10,000,000	134,032,000
Total number of issued shares	1,836,949,480	1,828,401,807	1,655,718,560

ORDINARY SHARES

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares	2005	2004	2003
Balance at start of year	1,818,401,807	1,521,686,560	1,503,886,082
Bonus option plan	1,749,584	1,771,864	1,534,987
Dividend reinvestment plan	7,306,891	7,815,830	6,223,866
ANZ employee share acquisition plan	1,979,649	3,891,978	3,615,714
ANZ share option plan	6,642,326	6,387,809	6,425,911
Share capital buyback	(9,630,777)	—	—
ANZ share purchase scheme ANZ rights issue	—	276,847,766	—
Balance at end of year	1,826,449,480	1,818,401,807	1,521,686,560

For a reconciliation of the movement in ordinary share capital refer to Statement of Changes in Shareholders’ Equity on page 4

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

b)  ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million). ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a New Zealand subsidiary of the Company) stapled to a fully paid $100 preference share (issued by the Company).

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a 100 basis point margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Distributions are subject to certain payment tests (ie APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date. Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

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

Upon the occurrence of an assignment event, ANZ StEPS become unstapled. In this case, the note will be assigned to a subsidiary of the company, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with US Trust Securities and Euro Trust Securities in all respects. Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

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

c)  Euro Trust Securities

On 13 December 2004, the Company issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (“Euro Trust Securities”) at €1000 each pursuant to the offering circular dated 9 December 2004, raising $871 million (at the spot rate at the date of issue, net of issue costs). Euro Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Jackson Funding PLC, a United Kingdom subsidiary of the Company) and a fully paid, €1000 preference share (issued by the Company), which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III (the “Trust”). Investors have the option to redeem the Euro Trust Security from the Trust and hold the underlying stapled security.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears and are funded by payments received by the Trust on the underlying note and or preference share. The distribution is based upon a floating distribution rate equal to the 3 month EURIBOR rate plus a 66 basis point margin up until 15 December 2014, after which date the distribution rate is the 3 month EURIBOR rate plus a 166 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Distributions are subject to certain payment tests (eg APRA requirements and distributable profits being available). Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year. Dividends are not payable on the preference shares while they are stapled to the note, except for the period after 15 December 2014 when the preference share will pay 100bpts to fund the increase in the margin. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

At any time at ANZ’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the Trust to pay in full a distribution within seven business days of the relevant distribution payment date or the business day prior to 15 December, 2053, the notes that are represented by the relevant Euro Trust Securities will be automatically assigned to a Branch of the Company and the preference shares that are represented by the relevant Euro Trust Securities will be distributed to investor in redemption of such Euro Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the Euro Trust Securities for which the preference shares were distributed.

The preference shares forming part of the Euro Trust Security rank equal to the preference shares issued in connection with the ANZ StEPS and US Trust Securities in all respects. Except in limited circumstances, holders of Euro Trust Securities do not have any right to vote in general meetings of the company.

On winding up of the Company, the rights of Euro Trust Security holders will be determined by the preference share component of the Euro Trust Security. These preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction to the proceeds of the equity instruments to which the costs relate.

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Preference share balance at start of year
• ANZ TrUEPrS (USD748 million)(1)	—	1,225	—	1,225
• ANZ StEPS(1)	987	987	987	987
	987	2,212	987	2,212
Buyback of ANZ TrUEPrS(2)	—	(1,225)	—	(1,225)
	987	987	987	987
Preference share net proceeds from new issues during the year
• Euro Trust Securities(1)	871	—	871	—
	1,858	987	1,858	987
Preference share balance at end of year
• Euro Trust Securities(1)	871	—	871	—
• ANZ StEPS(1)	987	987	987	987
Balance at end of year	1,858	987	1,858	987

(1) Net of issue costs

(2) ANZ TrUEPrS bought back on 12 December 2003 for $1,045 million

31: OUTSIDE EQUITY INTERESTS

	Consolidated
	2005	2004
	$m	$m
Share capital	11	1
Retained Profits	16	17
Total outside equity interests	27	18

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

The measurement of risk weighted assets is based on: a) a credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned; and b) the recognition of risk weighted assets attributable to market risk arising from trading and commodity positions. Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2005	2004
	$m	$m
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	19,488	17,925
Hybrid loan capital(1)	1,443	1,535
Asset revaluation reserve	(31)	(31)
Dividend(2)	(1,077)	(983)
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(213)	(218)
Unamortised goodwill and other intangibles	(3,902)	(4,170)
Capitalised expenses(3)	(524)	(465)
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)
Tier 1 capital	15,157	13,566
Tier 2
Asset revaluation reserve	31	31
Perpetual subordinated notes	394	419
General provision for doubtful debts(4)	1,448	1,342
	1,873	1,792
Subordinated notes(5)	6,701	6,052
Tier 2 capital	8,574	7,844
Deductions
Investment in Funds Management and securitisation entities	(84)	(107)
Investment in joint ventures with ING(6)	(528)	(708)
Other	(172)	(204)
	(784)	(1,019)
Total qualifying capital	22,947	20,391
Adjusted common equity(7)	11,140	10,012
Total risk weighted assets	219,573	196,664
Capital adequacy ratios	%	%
Tier 1	6.9	6.9
Tier 2	3.9	4.0
Deductions	(0.3)	(0.5)
Total	10.5	10.4
Adjusted common equity(7)	5.1	5.1

(1)   Represents the US Trust Securities Issue approved by APRA as qualifying for Tier 1 status. Refer note 29

(2)   Relates to final dividend not provided for

(3)   Comprises loan and lease origination fees, capitalised securitisation establishment costs and costs associated with debt raisings

(4)   Net of attributable future income tax benefit

(5)   For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(6)   Joint ventures with ING in Australia and New Zealand

(7)   Tier 1 capital, less preference share capital (converted at 30 September 2005 rates), less deductions

		Assets			Risk weighted assets
		2005	2004		2005	2004
		$m	$m		$m	$m
Statement of financial position
Cash, claims on Australian Commonwealth, State Governments,
Territory Governments, claims on OECD Central Governments, local currency claims on non–OECD Governments and other zero weighted assets		23,160	24,467		—	—
Claims on approved banks and local Governments		16,054	12,593		3,211	2,519
Advances secured by residential mortgages		118,895	106,013		59,448	53,007
Other assets – credit risk		127,204	113,218		127,204	113,218
Total statement of financial position assets – credit risk		285,313	256,291		189,863	168,744
Trading assets – market risk		7,872	3,054		n/a	n/a
Total statement of financial position assets		293,185	259,345		189,863	168,744

	Contract/		Credit		Risk
	notional amount		equivalent		weighted assets
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures
Direct credit substitutes	9,657	10,262	9,657	10,262	7,337	8,173
Trade and performance related items	13,175	11,887	5,683	5,265	4,953	4,728
Commitments	87,319	78,914	14,017	12,385	12,249	10,239
Foreign exchange, interest rate and other market related transactions	782,380	672,500	12,309	11,692	3,681	3,790
Total off balance sheet exposures – credit risk	892,531	773,563	41,666	39,604	28,220	26,930
Total risk weighted assets – credit risk					218,083	195,674
Risk weighted assets – market risk					1,490	990
Total risk weighted assets					219,573	196,664

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

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	807	42	5.2	578	29	5.0	432	21	4.9
New Zealand	2,242	126	5.6	2,284	115	5.0	582	23	4.0
Overseas markets	2,664	90	3.4	2,322	43	1.9	2,046	48	2.3
Investments in public securities
Australia	8,202	444	5.4	7,231	389	5.4	6,390	301	4.7
New Zealand	2,226	133	6.0	3,038	150	4.9	1,642	73	4.4
Overseas markets	2,647	88	3.3	3,175	95	3.0	1,870	78	4.2
Loans, advances and bills discounted
Australia	151,066	10,543	7.0	129,658	8,893	6.9	110,260	7,263	6.6
New Zealand	61,035	5,132	8.4	48,346	3,701	7.7	20,365	1,637	8.0
Overseas markets	9,060	461	5.1	9,810	421	4.3	12,213	503	4.1
Other assets
Australia	2,124	101	4.8	1,524	127	8.3	1,606	105	6.5
New Zealand	2,912	101	3.5	2,252	58	2.6	1,353	46	3.4
Overseas markets	3,319	191	5.8	1,935	127	6.6	3,395	140	4.1
Intragroup assets
Overseas markets	9,473	330	3.5	10,670	225	2.1	9,858	200	2.0
	257,777	17,782		222,823	14,373		172,012	10,438
Intragroup elimination	(9,473)	(330)		(10,670)	(225)		(9,858)	(200)
	248,304	17,452	7.0	212,153	14,148	6.7	162,154	10,238	6.3
Non-interest earning assets
Acceptances
Australia	13,166			13,398			13,492
Overseas markets	74			54			88
Premises and equipment	1,507			1,460			1,436
Other assets	18,784			18,224			15,781
Provisions for doubtful debts
Australia	(1,823)			(1,762)			(1,838)
New Zealand	(608)			(481)			(211)
Overseas markets	(15)			(66)			(75)
	31,085			30,827			28,673
Total assets	279,389			242,980			190,827
Total average assets
Australia	185,990			162,944			142,491
New Zealand	74,374			61,027			25,333
Overseas markets	28,498			29,679			32,861
	288,862			253,650			200,685
Intragroup elimination	(9,473)			(10,670)			(9,858)
	279,389			242,980			190,827
% of total average assets attributable to overseas activities	33.4%			32.9%			25.3%

41

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	39,388	2,126	5.4	30,839	1,589	5.2	25,171	1,165	4.6
New Zealand	25,582	1,597	6.2	20,910	1,138	5.4	10,666	570	5.3
Overseas markets	11,075	383	3.5	12,772	296	2.3	14,738	336	2.3
Savings deposits
Australia	13,896	413	3.0	13,017	352	2.7	11,959	279	2.3
New Zealand	7,210	291	4.0	6,463	212	3.3	3,285	79	2.4
Overseas markets	417	3	0.7	386	3	0.8	405	3	0.7
Other demand deposits
Australia	33,950	1,432	4.2	29,737	1,182	4.0	26,718	963	3.6
New Zealand	7,992	412	5.2	6,428	256	4.0	2,108	98	4.6
Overseas markets	794	13	1.6	662	9	1.4	642	9	1.4
Due to other financial institutions
Australia	1,456	86	5.9	1,452	85	5.9	957	49	5.1
New Zealand	1,680	93	5.5	1,608	76	4.7	631	23	3.6
Overseas markets	4,642	166	3.6	3,736	77	2.1	6,446	111	1.7
Commercial paper
Australia	5,355	299	5.6	5,824	313	5.4	5,216	252	4.8
New Zealand	7,717	521	6.8	6,764	383	5.7	—	—	—
Overseas markets	5,915	160	2.7	6,485	74	1.1	4,740	58	1.2
Borrowing corporations’ debt
Australia	7,344	403	5.5	7,092	371	5.2	6,626	337	5.1
New Zealand	1,954	125	6.4	1,925	110	5.7	1,824	108	5.9
Loan capital, bonds and notes
Australia	38,305	2,144	5.6	29,631	1,575	5.3	19,783	1,011	5.1
New Zealand	4,757	335	7.0	2,009	121	6.0	521	37	7.1
Overseas markets	137	4	2.9	150	3	2.0	184	4	2.2
Other liabilities(1)
Australia	4,593	443	n/a	4,232	538	n/a	2,714	292	n/a
New Zealand	106	163	n/a	40	83	n/a	96	97	n/a
Overseas markets	90	17	n/a	82	17	n/a	33	23	n/a
Intragroup Liabilities
Australia	3,648	(13)	-0.4	5,644	(19)	-0.3	7,926	134	1.7
New Zealand	5,825	343	5.9	5,026	244	4.9	1,932	66	3.4
	233,828	11,959		202,914	9,088		155,321	6,104
Intragroup elimination	(9,473)	(330)		(10,670)	(225)		(9,858)	(200)
	224,355	11,629	5.2	192,244	8,863	4.6	145,463	5,904	4.1

(1) Includes foreign exchange swap costs

42

	2005	2004	2003
	Average	Average	Average
	balance	balance	balance
	$m	$m	$m

Non-interest bearing liabilities
Deposits
Australia	4,147	3,958	3,656
New Zealand	3,535	2,619	1,159
Overseas markets	976	867	683
Acceptances
Australia	13,166	13,398	13,492
Overseas markets	74	54	88
Other liabilities	14,452	13,611	14,113
	36,350	34,507	33,191
Total liabilities	260,705	226,751	178,654
Total average liabilities
Australia	175,691	153,927	134,462
New Zealand	70,037	57,550	24,071
Overseas markets	24,450	25,944	29,979
	270,178	237,421	188,512
Intragroup elimination	(9,473)	(10,670)	(9,858)
	260,705	226,751	178,654
Total average shareholders’ equity
Ordinary share capital(1)	17,000	15,000	10,929
Preference share capital	1,684	1,229	1,244
	18,684	16,229	12,173
Total average liabilities and shareholders’ equity	279,389	242,980	190,827
% of total average liabilities attributable to overseas activities	34.0%	34.6%	29.2%

(1)   Includes reserves and retained profits

34:         INTEREST SPREADS AND NET INTEREST AVERAGE MARGINS

	2005	2004	2003
	$m	$m	$m
Net interest income(1)
Australia	3,797	3,450	3,210
New Zealand	1,612	1,400	699
Overseas markets	414	433	425
	5,823	5,283	4,334
Average interest earning assets
Australia	162,199	138,991	118,688
New Zealand	68,415	55,920	23,942
Overseas markets	27,163	27,912	29,382
Intragroup elimination	(9,473)	(10,670)	(9,858)
	248,304	212,153	162,154
	%	%	%
Gross earnings rate(2)
Australia	6.86	6.79	6.48
New Zealand	8.03	7.20	7.43
Overseas markets	4.27	3.27	3.30
Group	7.03	6.67	6.31
Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	1.92	2.11	2.31
Interest forgone on impaired assets(3)	(0.01)	(0.02)	(0.02)
Net interest spread	1.91	2.09	2.29
Interest attributable to net non-interest bearing items	0.43	0.39	0.41
Net interest average margin – Australia	2.34	2.48	2.70
New Zealand
Gross interest spread	1.86	2.08	2.30
Interest forgone on impaired assets(3)	(0.01)	(0.01)	—
Net interest spread	1.85	2.07	2.30
Interest attributable to net non-interest bearing items	0.51	0.43	0.62
Net interest average margin – New Zealand	2.36	2.50	2.92
Overseas markets
Gross interest spread	1.05	1.34	1.37
Interest forgone on impaired assets(3)	(0.02)	(0.04)	(0.07)
Net interest spread	1.03	1.30	1.30
Interest attributable to net non-interest bearing items	0.49	0.25	0.15
Net interest average margin – Overseas markets	1.52	1.55	1.45
Group
Gross interest spread	1.86	2.08	2.28
Interest forgone on impaired assets(3)	(0.01)	(0.02)	(0.03)
Net interest spread	1.85	2.06	2.25
Interest attributable to net non-interest bearing items	0.50	0.43	0.42
Net interest average margin – Group	2.35	2.49	2.67

(1)          On a tax equivalent basis

(2)          Average interest rate received on interest earning assets. Overseas markets includes intragroup assets

(3)          Refer note 14

35:  MARKET RISK

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees. The Credit and Trading Risk Committee, chaired by the Chief Risk Officer, is responsible for traded market risk, while the Group Asset and Liability Committee, chaired by the Chief Financial Officer, is responsible for non-traded market risk (or balance sheet risk).

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

It should be noted that because VaR is driven by actual historical observations, and as such is not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated detailed control limits to measure and manage traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

		High for	Low for	Average for		High for	Low for	Average
	As at	period	period	period	As at	period	period	period
	Sep 05	Sep 05	Sep 05	Sep 05	Sep 04	Sep 04	Sep 04	Sep 04
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.8	1.7	0.3	0.8	0.5	1.9	0.3	0.7
Interest rate	1.3	2.2	0.2	0.9	1.0	1.6	0.2	0.6
Credit spread	0.8	1.5	0.2	0.8	0.5	1.0	0.3	0.6
Diversification benefit	(1.2)	n/a	n/a	(0.9)	(0.7)	n/a	n/a	(0.5)
Total VaR	1.7	3.0	0.8	1.6	1.3	2.5	0.8	1.4

Value at risk at 99% confidence
Foreign exchange	0.9	2.1	0.4	1.1	0.9	2.8	0.4	1.0
Interest rate	1.7	2.8	0.2	1.2	0.8	2.0	0.1	0.7
Credit spread	1.4	2.4	0.4	1.2	1.0	1.5	0.5	0.8
Diversification benefit	(1.8)	n/a	n/a	(1.3)	(0.9)	n/a	n/a	(0.6)
Total VaR	2.2	4.0	1.0	2.2	1.8	3.4	1.0	1.9

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

a)  VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

		High for	Low for	Average for		High for
	As at	period	period	period	As at	period
	Sep 05	Sep 05	Sep 05	Sep 05	Sep 04	Sep 04
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Group	14.2	24.0	13.7	18.1	21.0	37.2

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

	Consolidated
	2005	2004
Impact of 1% Rate Shock
As at 30 September	1.73%	1.48%
Maximum exposure	1.87%	1.53%
Minimum exposure	0.25%	(0.07)%
Average exposure (in absolute terms)	1.21%	0.71%

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

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value. NZD revenue related hedge contracts outstanding at 30 September 2005 were AUD 3,957 million.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

36:  INTEREST SENSITIVITY GAP

The following table represents the interest rate sensitivity as at 30 September 2005 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

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

		Between	Between	Between		Not
	Less than	3 months and	6 months and	1 year and	After	bearing
At 30 September 2005	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	13,510	984	286	259	1,082	1,827	17,948
Trading and investment securities	8,050	1,263	627	2,489	700	97	13,226
Net loans and advances	164,347	8,698	14,061	44,391	1,032	(1,577)	230,952
Other assets	318	55	112	570	77	29,927	31,059
Total assets	186,225	11,000	15,086	47,709	2,891	30,274	293,185
Certificates of deposit and term deposits	58,515	10,176	5,190	4,565	10	—	78,456
Other deposits	58,497	898	1,771	4,614	45	10,378	76,203
Other borrowings and due to other financial institutions	31,381	4,055	3,007	1,596	1,023	1,998	43,060
Other liabilities	169	1	14	479	286	26,819	27,768
Bonds, notes and loan capital	28,207	2,585	1,235	11,830	4,353	—	48,210
Total liabilities	176,769	17,715	11,217	23,084	5,717	39,195	273,697
Shareholders’ equity and outside equity interests						19,488	19,488
Off balance sheet items affecting interest rate sensitivity	2,013	9,271	(2,879)	(11,737)	3,332	—	—
Interest sensitivity gap
- net	11,469	2,556	990	12,888	506	(28,409)	—
- cumulative	11,469	14,025	15,015	27,903	28,409	—	—

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

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments is used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

The following table represents the interest rate sensitivity as at 30 September 2004 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

		Between	Between	Between		Not
	Less than	3 months and	6 months and	1 year and	After	bearing
At 30 September 2004	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,030	788	508	823	6	989	11,144
Trading and investment securities	8,326	1,261	1,538	1,667	293	139	13,224
Net loans and advances	147,883	8,415	12,914	36,740	673	(1,663)	204,962
Other assets	383	134	127	607	5	28,759	30,015
Total assets	164,622	10,598	15,087	39,837	977	28,224	259,345
Certificates of deposit and term deposits	54,245	7,596	4,574	4,199	7	—	70,621
Other deposits	53,843	843	1,648	4,997	—	7,927	69,258
Other borrowings and due to other financial institutions	27,733	2,784	2,844	1,805	7	854	36,027
Other liabilities	127	151	186	749	166	28,058	29,437
Bonds, notes and loan capital	18,738	2,474	962	9,955	3,948	—	36,077
Total liabilities	154,686	13,848	10,214	21,705	4,128	36,839	241,420
Shareholders’ equity and outside equity interests	—	—	—	—	—	17,925	17,925
Off balance sheet items affecting interest rate sensitivity	6,655	3,114	(8,887)	(4,777)	3,895	—	—
Interest sensitivity gap
- net	16,591	(136)	(4,014)	13,355	744	(26,540)	—
- cumulative	16,591	16,455	12,441	25,796	26,540	—	—

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

The fair values are based on relevant information available as at 30 September 2005. While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2005, and therefore the net fair value of the financial instruments subsequent to 30 September 2005 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2005	2004	2005	2004
	$m	$m	$m	$m
Liquid assets	11,600	6,363	11,600	6,363
Due from other financial institutions	6,348	4,781	6,348	4,781
Trading securities	6,285	5,478	6,285	5,478
Investment securities, shares in associates and joint venture entities	9,252	9,878	8,813	9,706
Loans and advances	232,724	206,788	230,952	204,962
Customer’s liabilities for acceptances	13,449	12,466	13,449	12,466
Other financial assets	9,866	9,458	9,751	9,088

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

SHARES IN ASSOCIATES AND JOINT VENTURE ENTITIES

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, independent valuation, or by reference to the net tangible asset backing of the investee.

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

Net lease receivables, with a carrying value of $3,523 million (2004: $3,079 million) and a net fair value of $3,523 million (2004: $3,080 million), are included in loans and advances.

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

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2005	2004	2005	2004
	$m	$m	$m	$m
Due to other financial institutions	12,027	7,349	12,027	7,349
Deposits and other borrowings	185,645	168,542	185,693	168,557
Liability for acceptances	13,449	12,466	13,449	12,466
Bonds and notes	39,137	27,747	39,073	27,602
Loan capital	9,215	8,540	9,137	8,475
Other financial liabilities	10,939	13,665	10,921	13,525

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

BONDS AND NOTES AND LOAN CAPITAL

The aggregate net fair value of bonds and notes and loan capital at 30 September 2005 was calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

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

COMMITMENTS AND CONTINGENCIES

As outlined in note 47, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

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

	Notional	Credit		Notional	Credit
	principal	equivalent		principal	equivalent
	amount	amount	Fair value	amount	amount	Fair value
Consolidated	2005	2005	2005	2004	2004	2004
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts(1)
Spot and forward contracts	184,958	3,082	(178)	183,825	3,216	(1,411)
Swap agreements	68,892	3,638	(561)	51,437	3,095	(25)
Futures contracts(2)	256	n/a	4	251	n/a	2
Options purchased	9,340	315	186	13,288	398	224
Options sold(3)	14,925	n/a	(174)	18,852	n/a	(226)
Other contracts	4,963	573	(2)	2,686	436	115
	283,334	7,608	(725)	270,339	7,145	(1,321)
Interest rate contracts
Forward rate agreements	47,734	8	1	39,572	9	5
Swap agreements	405,152	3,443	431	321,585	3,682	424
Futures contracts(2)	35,111	n/a	8	38,270	n/a	4
Options purchased	12,810	96	62	12,810	111	64
Options sold(3)	16,715	n/a	(42)	15,214	n/a	(35)
	517,522	3,547	460	427,451	3,802	462
Credit contracts
Credit default swaps(4)	15,437	2,929	(1)	11,743	3,381	31
	816,293	14,084	(266)	709,533	14,328	(828)

(1)          The fair value of foreign exchange contracts includes a net additional $586 million (September 2004: net $(519) million) in respect of cash collateral paid/(received) under credit support agreements

(2)          Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(3)          Options sold have no credit exposure, as they represent obligations rather than assets

(4)          Credit default swaps include structured financing transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 500 million (2004: USD 750 million)

The maturity structure of derivative activity is a primary component of potential credit exposure. The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts. The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated	Less than		Greater than			Other than
At 30 September 2005	1 year	1 to 5 years	5 years	Total	Trading	Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	178,705	6,107	146	184,958	165,781	19,177
Swap agreements	17,148	40,788	10,956	68,892	15,906	52,986
Futures contracts	254	2	—	256	256	—
Options purchased	8,536	692	112	9,340	9,340	—
Options sold	14,167	696	62	14,925	14,925	—
Other contracts	2,439	2,339	185	4,963	4,961	2
	221,249	50,624	11,461	283,334	211,169	72,165
Interest rate contracts
Forward rate agreements	47,168	566	—	47,734	45,961	1,773
Swap agreements	145,049	198,495	61,608	405,152	305,862	99,290
Futures contracts	30,909	4,202	—	35,111	27,589	7,522
Options purchased	7,694	4,552	564	12,810	12,774	36
Options sold	9,725	6,447	543	16,715	16,715	—
	240,545	214,262	62,715	517,522	408,901	108,621
Credit contracts
Credit default swaps	2,666	12,041	730	15,437	13,159	2,278
Total	464,460	276,927	74,906	816,293	633,229	183,064

	Remaining life
Consolidated	Less than		Greater than			Other than
At 30 September 2004	1 year	1 to 5 years	5 years	Total	Trading	Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	178,501	5,033	291	183,825	162,072	21,753
Swap agreements	9,945	33,631	7,861	51,437	13,670	37,767
Futures contracts	243	8	—	251	251	—
Options purchased	12,361	863	64	13,288	13,288	—
Options sold	18,001	789	62	18,852	18,852	—
Other contracts	1,015	1,436	235	2,686	2,681	5
	220,066	41,760	8,513	270,339	210,814	59,525
Interest rate contracts
Forward rate agreements	39,514	58	—	39,572	31,437	8,135
Swap agreements	121,594	153,556	46,435	321,585	248,186	73,399
Futures contracts	35,759	2,511	—	38,270	32,498	5,772
Options purchased	4,546	7,680	584	12,810	12,773	37
Options sold	7,506	7,267	441	15,214	15,214	—
	208,919	171,072	47,460	427,451	340,108	87,343
Credit contracts
Credit default swaps	1,310	9,472	961	11,743	8,775	2,968
Total	430,295	222,304	56,934	709,533	559,697	149,836

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

Approximately 57% (2004: 47%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

			Corporations,
		Australian	non-OECD
Consolidated	OECD	and	banks and
At 30 September 2005	governments	OECD banks	others	Total
	$m	$m	$m	$m
Australia	140	6,185	4,997	11,322
New Zealand	55	1,610	606	2,271
Overseas markets	31	236	224	491
	226	8,031	5,827	14,084

			Corporations,
		Australian	non-OECD
Consolidated	OECD	and	banks and
At 30 September 2004	governments	OECD banks	others	Total
	$m	$m	$m	$m
Australia	147	5,258	6,534	11,939
New Zealand	12	1,228	839	2,079
Overseas markets	2	212	96	310
	161	6,698	7,469	14,328

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

	Other than Trading		Trading				Total
	Fair value(1)	Fair value(1)	Fair value(1)		Fair value(1)		Fair value	Fair value
	as at	as at	as at		as at		Average	Average
Consolidated	2005	2004	2005		2004		2005	2004
	$m	$m	$m		$m		$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	552	875	664	(2)	687	(2)	1,729	1,719
Gross unrealised losses	(3,233)	(2,392)	1,839	(2)	(581	)(2)	(2,670)	(927)
Swap agreements
Gross unrealised gains	447	532	(48	)(2)	110	(2)	558	498
Gross unrealised losses	(629)	(430)	(331	)(2)	(237	)(2)	(1,011)	(254)
Futures contracts
Gross unrealised gains	—	—	18		8		6	—
Gross unrealised losses	—	—	(14)		(6)		(3)	—
Options purchased	—	—	186		224		214	352
Options sold	—	—	(174)		(226)		(190)	(337)
Other contracts
Gross unrealised gains	—	—	377		298		313	247
Gross unrealised losses	—	—	(379)		(183)		(249)	(111)
	(2,863)	(1,415)	2,138		94		(1,303)	1,187
Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	—	5		8		3	6
Gross unrealised losses	—	—	(4)		(3)		(4)	(4)
Swap agreements
Gross unrealised gains	512	467	1,112		1,825		1,569	2,127
Gross unrealised losses	(256)	(181)	(937)		(1,687)		(1,271)	(1,790)
Futures contracts
Gross unrealised gains	11	6	141		54		114	52
Gross unrealised losses	(6)	(4)	(138)		(52)		(111)	(43)
Options purchased	11	8	51		56		58	65
Options sold	—	—	(42)		(35)		(47)	(36)
Other contracts
Gross unrealised gains	—	—	—		—		—	—
Gross unrealised losses	—	—	—		—		—	—
	272	296	188		166		311	377
Credit contracts
Credit default swaps
Gross unrealised gains	6	42	111		44		92	37
Gross unrealised losses	(3)	(6)	(115)		(49)		(99)	(42)
	3	36	(4)		(5)		(7)	(5)
Total	(2,588)	(1,083)	2,322		255		(999)	1,559

(1)          The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used

(2)          The fair value of foreign exchange contracts trading is impacted by netting arrangements and timing of collateral paid under credit support agreements

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

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

An effective hedging relationship is one where there is expected to be a high degree of negative correlation between changes in the fair value of the financial asset being hedged and the derivative nominated as the hedging instrument. This effectiveness is assessed on initial classification of the hedging relationship. A hedging relationship is either effective or non-effective in its entirety, no accounting adjustment is made for an assessed percentage of ineffectiveness. Where a hedging relationship is deemed effective it is accounted for in the same manner as the underlying asset or liability it is hedging.

During the year NZD0.7 billion hedge of NZD revenue were put in place to lock in historically high NZD exchange rates. Hedge contracts outstanding at 30 September 2005 totalled NZD4.4 billion (AUD 4.0 billion).

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for balance sheet hedging and revenue related hedging.

	Notional	Credit		Notional	Credit
	principal	equivalent	Fair	principal	equivalent	Fair
	amount	amount	value	amount	amount	value
Consolidated	2005	2005	2005	2004	2004	2004
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	211,169	4,676	2,138	210,814	4,511	94
Balance sheet hedging purposes	68,208	2,852	(2,904)	56,039	2,585	(1,371)
Revenue related hedging	3,957	80	41	3,486	49	(44)
	283,334	7,608	(725)	270,339	7,145	(1,321)
Interest rate contracts
Customer-related and trading purposes	408,901	2,902	188	340,108	3,163	166
Balance sheet hedging purposes	108,621	645	272	87,343	639	296
	517,522	3,547	460	427,451	3,802	462
Credit contracts
Customer-related and trading purposes	13,159	1,154	(4)	8,775	745	(5)
Balance sheet hedging purposes	2,278	1,775	3	2,968	2,636	36
	15,437	2,929	(1)	11,743	3,381	31
Total	816,293	14,084	(266)	709,533	14,328	(828)

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

	Foreign Exchange		Interest Rate and Credit
	Contracts		Contracts		Total	Total
Consolidated	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	7	(37)	45	71	52	34
One to two years	14	(14)	60	127	74	113
Two to five years	20	—	(5)	40	15	40
Greater than five years	—	—	(23)	(3)	(23)	(3)
	41	(51)	77	235	118	184

39:  SECURITISATION

During the year ended 30 September 2005, the Group did not securitise any residential mortgage loans (2004: $1,481 million).

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

The following table summarises the cash flows from the SPEs to the Group in respect of assets securitised by the Group.

	2005	2004
	$m	$m
Proceeds from securitising loans	—	1,481
Servicing fees received	6	4
Other cash inflows	11	7

40: SEGMENT ANALYSIS

For management purposes the Group is organised into six major business segments including Personal, Institutional, New Zealand Business, Corporate, Esanda and UDC and Asia Pacific. An expanded description of the principal activities for each of the business segments is contained in the Glossary on pages 138 to 140.

A summarised description of each business segment is shown below:

Personal	Comprises the activities of Regional Commercial and Agribusiness Products, Banking Products, Consumer Finance, Wealth Management, Mortgages and other (including the branch network)

Institutional

Comprises businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers including Corporate and Structured Financing, Client Relationship Group, Markets and Trade and Transaction Services

New Zealand Business

Provides a full range of banking services for personal, small business and corporate customers in New Zealand and comprises ANZ Retail, NBNZ Retail, Corporate Banking, Rural Banking and Central Support

Corporate	Comprises Corporate Banking, Business Banking and Small Business banking in Australia

Esanda and UDC	Provides vehicle and equipment finance, rental services and fixed and at call investments. Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

Asia Pacific

Provides retail banking services in the Pacific region and Asia, including ANZ’s share of PT Panin Bank in Indonesia. This Business excludes Institutional businesses in the Asia Pacific region that are included in the Institutional division.

As the composition of segments has changed over time, September 2004 comparatives have been adjusted to be consistent with the 2005 segment definitions.

BUSINESS SEGMENT ANALYSIS(1),(2)

			New
Consolidated			Zealand		Esanda	Asia		Consolidated
30 September 2005	Personal	Institutional	Business	Corporate	and UDC	Pacific	Other(3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	6,817	3,169	4,581	1,078	1,143	172	467	17,427
External interest expense	(1,585)	(2,581)	(2,932)	(623)	(695)	(163)	(3,050)	(11,629)
Net intersegment interest	(3,128)	174	(215)	242	(79)	154	2,852	—
Net interest income	2,104	762	1,434	697	369	163	269	5,798
Other external operating income	919	1,429	513	293	121	108	12	3,395
Share of net profit/loss of equity accounted investments	94	4	—	1	—	41	17	157
Net intersegment income	125	(30)	6	(94)	(9)	—	2	—
Operating income	3,242	2,165	1,953	897	481	312	300	9,350
Other external expenses	(1,363)	(623)	(950)	(232)	(162)	(172)	(1,013)	(4,515)
Net intersegment expenses	(276)	(143)	(5)	(62)	(26)	1	511	—
Operating expenses	(1,639)	(766)	(955)	(294)	(188)	(171)	(502)	(4,515)
Charge for doubtful debts	(198)	(139)	(92)	(66)	(62)	(23)	—	(580)
Income tax expense	(392)	(336)	(292)	(161)	(72)	(22)	41	(1,234)
Outside equity interests	—	(1)	—	—	—	(1)	(1)	(3)
Profit after income tax	1,013	923	614	376	159	95	(162)	3,018
Non-Cash Expenses
Depreciation	(119)	(18)	(49)	(6)	(16)	(10)	(87)	(305)
Amortisation of goodwill	—	—	—	—	—	—	(179)	(179)
Financial Position
Total external assets	106,043	70,901	60,157	21,263	15,405	2,890	16,526	293,185
Associate investments	15	52	151	40	—	152	1,462	1,872
Total external liabilities	44,340	53,350	53,426	24,110	13,306	5,811	79,354	273,697

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items

The following analysis details financial information by business segment.

BUSINESS SEGMENT ANALYSIS(1), (2)

			New
Consolidated			Zealand		Esanda	Asia		Consolidated
30 September 2004	Personal	Institutional	Business	Corporate	and UDC	Pacific	Other(3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	5,784	2,782	3,002	919	1,060	167	403	14,117
External interest expense	(1,334)	(2,647)	(1,623)	(529)	(593)	(123)	(2,014)	(8,863)
Net intersegment interest	(2,538)	573	(168)	250	(107)	109	1,881	—
Net interest income	1,912	708	1,211	640	360	153	270	5,254
Other external operating income	828	1,355	453	274	103	102	131	3,246
Share of net profit/loss of equity accounted investments	84	1	—	1	1	45	13	145
Net intersegment income	118	(23)	6	(86)	(8)	—	(7)	—
Operating income	2,942	2,041	1,670	829	456	300	407	8,645
Other external expenses	(1,263)	(576)	(801)	(214)	(159)	(145)	(868)	(4,026)
Net intersegment expenses	(270)	(144)	(17)	(66)	(27)	2	522	—
Operating expenses	(1,533)	(720)	(818)	(280)	(186)	(143)	(346)	(4,026)
Charge for doubtful debts	(183)	(160)	(97)	(61)	(67)	(23)	(41)	(632)
Income tax expense	(343)	(303)	(242)	(147)	(60)	(20)	(53)	(1,168)
Outside equity interests	—	(1)	—	—	—	(3)	—	(4)
Profit after income tax	883	857	513	341	143	111	(33)	2,815
Non-Cash Expenses
Depreciation	(112)	(19)	(52)	(6)	(25)	(10)	(85)	(309)
Amortisation of goodwill	—	—	—	—	—	—	(146)	(146)
Financial Position
Total external assets	93,232	60,144	53,434	19,098	14,524	2,446	16,467	259,345
Associate investments	14	55	2	14	1	176	1,698	1,960
Acquisition of NBNZ assets including goodwill	—	11,225	28,521	—	—	—	3,265	43,011
Total external liabilities	40,454	48,747	47,247	21,836	12,261	5,298	65,577	241,420

(1)          Results are equity standardised

(2)          Inter segment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management and Group Financial Management

Line of Business results for 2003 cannot be provided on a comparable basis to 2004 and 2005 without unreasonable effort and expense. Management and reporting structures, revenue sharing arrangements and cost allocations have changed between 2004 and 2005. 2004 financial data has been restated to be comparable to 2005, however, restating 2003 data is unduly burdensome.

In addition ANZ believes that a comparision of 2004 line of business results with 2003 results in a format that reflects the management and reporting structures that applied in 2004, gives a better indication and comparison of business performance in that time period than artificially restating numbers to reflect 2005 management and reporting structures. Refer to the table on pages 59 and 60 for line of business results under these 2004 management and reporting structures as published in the September 2004 Financial Report.

For management purposes in 2004 the Group was organised into seven major business segments including Personal Banking Australia, Institutional, New Zealand Business, Corporate Australia, Esanda and UDC, Asia Pacific and ING Australia.

A summarised description of each business segment as defined in 2004 is shown below:

Personal Banking Australia

Comprised the activities of Personal Distribution (including Rural Banking), Banking Products, Cards and Merchant Services and Mortgages. Personal Distribution and Banking Products encompassed branches, call centres, on-line banking, as well as financial advisory products and services. Mortgages provided mortgage finance serviced by residential real estate in Australia and New Zealand. Cards and Merchant Services provided consumer and commercial credit cards, ePayment products, personal loans, merchant payment facilities and automatic teller machines

Institutional	Comprised businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers

New Zealand Business	Provided a full range of banking services including wealth management and card services, for personal, small business and corporate customers in New Zealand

Corporate Australia	Comprised corporate banking, business banking and small business banking in Australia

Esanda and UDC	Provided vehicle and equipment finance and rental services. Operated in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda Fleet Partners

Asia Pacific	Provided retail banking services in the Asia and Pacific regions, including ANZ’s share of PT Panin Bank in Indonesia

ING Australia

A joint venture between ANZ and ING Group provided integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution channels and the open market

As the composition of segments had changed since September 2003 comparatives have been adjusted to be consistent with the 2004 segment definitions above.

BUSINESS SEGMENT ANALYSIS(1), (2)

As reported under 2004 Management structures

	Personal		New
Consolidated	Banking		Zealand	Corporate	Esanda	Asia	ING		Consolidated
30 September 2004	Australia	Institutional	Business	Australia	and UDC	Pacific	Australia	Other(3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	5,818	2,341	3,312	903	1,060	165	—	518	14,117
External interest expense	(1,313)	(2,347)	(1,842)	(513)	(592)	(115)	(21)	(2,120)	(8,863)
Net intersegment interest	(2,590)	658	(176)	248	(107)	100	(2)	1,869	—
Net interest income	1,915	652	1,294	638	361	150	(23)	267	5,254
Other external operating income	828	1,298	518	270	103	100	(22)	151	3,246
Share of net profit/loss of equity accounted investments	4	1	—	—	1	45	138	(44)	145
Net intersegment income	132	(24)	5	(98)	(10)	—	—	(5)	—
Operating income	2,879	1,927	1,817	810	455	295	93	369	8,645
Other external expenses	(1,263)	(578)	(736)	(201)	(158)	(109)	2	(983)	(4,026)
Net intersegment expenses	(288)	(123)	(130)	(58)	(28)	(29)	(2)	658	—
Operating expenses	(1,551)	(701)	(866)	(259)	(186)	(138)	—	(325)	(4,026)
Charge for doubtful debts	(183)	(159)	(99)	(59)	(67)	(23)	—	(42)	(632)
Income tax expense	(343)	(278)	(267)	(148)	(59)	(21)	15	(67)	(1,168)
Outside equity interests	—	(1)	(1)	—	—	(2)	—	—	(4)
Profit after income tax	802	788	584	344	143	111	108	(65)	2,815
Non-Cash Expenses
Depreciation	(112)	(20)	(49)	(6)	(25)	(8)	—	(89)	(309)
Amortisation of goodwill	—	—	—	—	—	—	—	(146)	(146)
Financial Position
Total external assets	93,738	55,736	55,870	18,992	14,524	2,379	1,777	16,329	259,345
Associate investments	14	69	2	—	1	176	1,697	1	1,960
Acquisition of NBNZ assets including Goodwill	—	—	43,011	—	—	—	—	—	43,011
Total external liabilities	40,036	49,060	47,275	21,397	12,261	4,924	416	66,051	241,420

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items

The following analysis details financial information by business segment.

BUSINESS SEGMENT ANALYSIS(1), (2)

As reported under 2004 Management structures

	Personal		New
Consolidated	Banking		Zealand	Corporate	Esanda	Asia	ING		Consolidated
30 September 2003	Australia	Institutional	Business	Australia	and UDC	Pacific	Australia	Other(3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	4,625	2,170	1,060	734	1,005	167	—	454	10,215
External interest expense	(1,044)	(2,087)	(475)	(403)	(512)	(123)	(16)	(1,244)	(5,904)
Net intersegment interest	(1,810)	620	(88)	243	(143)	96	—	1,082	—
Net interest income	1,771	703	497	574	350	140	(16)	292	4,311
Other external operating income	701	1,242	254	251	86	94	(9)	83	2,702
Share of net profit/loss of equity accounted investments	—	3	—	—	—	55	99	(51)	106
Net intersegment income	121	(26)	5	(92)	(8)	—	—	—	—
Operating income	2,593	1,922	756	733	428	289	74	324	7,119
Other external expenses	(1,144)	(551)	(280)	(180)	(155)	(111)	2	(809)	(3,228)
Net intersegment expenses	(295)	(124)	(122)	(54)	(24)	(31)	(2)	652	—
Operating expenses	(1,439)	(675)	(402)	(234)	(179)	(142)	—	(157)	(3,228)
Charge for doubtful debts	(169)	(165)	(37)	(55)	(63)	(19)	—	(106)	(614)
Income tax expense	(292)	(278)	(106)	(133)	(57)	(27)	8	(41)	(926)
Outside equity interests	—	(2)	—	—	—	(1)	—	—	(3)
Profit after income tax	693	802	211	311	129	100	82	20	2,348
Non-Cash Expenses
Depreciation	(85)	(17)	(16)	(2)	(16)	(8)	—	(103)	(247)
Amortisation of goodwill	—	—	—	—	—	—	—	(18)	(18)
Financial Position
Total external assets	79,829	56,977	14,379	15,993	13,460	2,027	1,736	11,190	195,591
Associate investments	12	32	—	—	1	117	1,648	4	1,814
Total external liabilities	35,660	48,005	12,016	19,508	10,795	4,524	403	50,893	181,804

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk Management and Group Financial Management.

The following analysis details financial information by geographic location.

GEOGRAPHIC SEGMENT ANALYSIS(4), (5)

Consolidated	2005		2004		2003
	$m	%	$m	%	$m	%
Income
Australia	13,496	64	11,767	67	9,508	73
New Zealand	6,211	30	4,632	27	2,149	17
Overseas markets	1,272	6	1,109	6	1,366	10
	20,979	100	17,508	100	13,023	100
Total assets
Australia	195,500	67	170,455	66	151,538	77
New Zealand(6)	78,474	27	69,801	27	25,696	13
Overseas markets	19,211	6	19,089	7	18,357	10
	293,185	100	259,345	100	195,591	100
Net profit before tax(7)
Australia	2,975	70	2,785	70	2,371	72
New Zealand	832	20	763	19	495	15
Overseas markets	448	10	439	11	411	13
	4,255	100	3,987	100	3,277	100

(4)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(5)          The geographic segments represent the locations in which the transaction was booked

(6)          2004 amount includes NBNZ assets, including goodwill acquired of $3.1 billion

(7)          Includes outside equity interests

41:  NOTES TO THE STATEMENTS OF CASH FLOWS

a) Reconciliation of net profit after income tax to net cash provided by operating activities

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m

		Inflows		Inflows
		(Outflows)		(Outflows)
Net profit after income tax	3,018	2,815	2,348	2,227	1,972
Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	580	632	614	388	433
Depreciation and amortisation	484	455	265	230	220
Provision for employee entitlements, restructuring and other provisions	556	429	219	363	352
Payments from provisions	(498)	(395)	(349)	(334)	(390)
(Profit) loss on sale of premises and equipment	22	5	5	25	5
Provision for surplus lease space	—	7	(11)	—	7
Unrealised (gain) loss on revaluation of treasury instruments	(723)	(169)	262	51	(535)
Net decrease (increase)
Trading securities	(821)	514	1,669	(523)	(1,147)
Interest receivable	88	(478)	(189)	(8)	(326)
Accrued income	4	—	51	8	—
Tax balances	162	921	(386)	246	817
Amortisation of discounts/premiums included in interest income	(93)	(27)	(19)	(12)	16
Net increase (decrease)
Interest payable	214	605	180	105	377
Accrued expenses	52	75	69	82	(49)
Other	(15)	(139)	(109)	(9)	(7)
Total adjustments	12	2,435	2,271	612	(227)
Net cash provided by operating activities	3,030	5,250	4,619	2,839	1,745

b)  Reconciliation of cash and cash equivalents

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Liquid assets – less than 90 days	9,600	4,998	5,509	5,315	2,408
Due from other financial institutions – less than 90 days	4,102	2,856	1,806	2,584	1,834
	13,702	7,854	7,315	7,899	4,242

c)  Acquisitions

	Consolidated
	2005	2004	2003
	$m	$m	$m
Details of aggregate assets and liabilities of controlled entities and branches acquired by the Group are as follows:
Fair value of net assets acquired
Liquid assets	—	842	—
Due from other financial institutions	—	2,737	—
Net loans and advances	—	32,215	—
Trading securities	—	1,742	—
Investment securities	—	225	—
Other assets	—	1,815	—
Premises and equipment	—	169	—
Due to other financial institutions	—	(1,151)	—
Payables and other liabilities	—	(2,588)	—
Deposits and other borrowings	—	(32,352)	—
Provisions	—	(115)	—
Unsubordinated debt	—	(1,179)	—
Loan capital	—	(514)	—
Fair value of net assets acquired	—	1,846	—
Goodwill on acquisition	—	3,266	—
Consideration paid	—	5,112	—
Cash consideration paid	—	4,842	—
Foreign currency translation	—	270	—

d)  Non-cash financing and investing activities

	Consolidated			The Company
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	153	135	115	153	135

e)  Financing arrangements

	Consolidated
	2005		2004
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Financing arrangements which are available under normal financial arrangements Credit standby arrangements
Standby lines	865	851	889	884
Other financing arrangements
Overdrafts and other financing arrangements	3,694	890	4,115	433
Total finance available	4,559	1,741	5,004	1,317

42: CONTROLLED ENTITIES

	Incorporated in	Nature of Business
All controlled entities are 100% owned unless otherwise noted.
The material controlled entities of the Group are:
Amerika Samoa Bank	America Samoa	Banking
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZcover Insurance Pty Ltd	Australia	Self-Insurance
ANZ (Delaware) Inc	USA	Finance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Bank (Europe) Limited*	England	Banking
ANZ Bank (Samoa) Limited*	Samoa	Banking
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
ANZ National Bank Limited*	New Zealand	Banking
ANZ National (Int’l) Limited*	New Zealand	Finance
Arawata Finance Limited*	New Zealand	Finance
Arawata Capital Limited*	New Zealand	Investment
APAC Investments Limited*(1)	New Zealand	Finance
Burnley Investments Limited*	New Zealand	Investment
Cortland Finance Limited*	New Zealand	Investment
Arawata Holdings Limited*	New Zealand	Holding Company
Harcourt Corporation Limited*	New Zealand	Investment
Airlie Investments Limited*	New Zealand	Investment
Nerine Finance No. 2(1)	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
National Bank of New Zealand Custodians Limited*	New Zealand	Custodians
Alos Holdings Limited*	New Zealand	Investment
NBNZ Holdings Ltd*	New Zealand	Holding Company
Tui Securities Limited*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Truck Leasing Limited*	New Zealand	Leasing
ANZ International(Hong Kong) Limited*	Hong Kong	Holding Company
ANZ Asia Limited*	Hong Kong	Banking
ANZ Bank(Vanuatu) Limited*	Vanuatu	Banking
ANZ International Private Limited*	Singapore	Holding Company
ANZ Singapore Limited*	Singapore	Merchant Banking
ANZ Royal Bank(Cambodia) Limited*(1)	Cambodia	Banking
Bank of Kiribati Ltd*(1)	Kiribati	Banking
LFD Limited	Australia	Holding Company
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Finance
Votraint No. 1103 Pty Limited	Australia	Investment
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Orchard Investments Pty Ltd	Australia	Holding Company
ANZ Rural Products Pty Ltd	Australia	Investment
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking
Upspring Limited*	England	Investment

*    Audited by overseas KPMG firms

(1)          Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: Bank of Kiribati - 150,000 $1 ordinary shares (25%) (2004: 150,000 $1 ordinary shares 25%); PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2004: 7,500 IDR 1M shares15%); Nerine Finance No. 2 - 3,650 NZ$100,000 redeemable preference shares (42%) (2004: 3,650 NZ$100,000 redeemable preference shares 42%); ANZ Royal Bank (Cambodia) Limited – 8,100,000 $1 ordinary shares (45%); APAC Investments Limited – 3,500 $1 ordinary shares (35%)

43: ASSOCIATES

Significant associates of the Group are as follows:

	Ownership
	Interest	Voting	Incorporated Carrying Value(6)		Reporting	Principal
	held	Interest	in	$m	date	activity

PT Panin Indonesia Bank(1)	29%	29%	Indonesia	133	31 December	Banking
Bush’s International Pty Ltd(2)	15%	15%	Australia	22	30 June	Manufacturing
Metrobank Card Corporation Inc(3)	40%	40%	Philippines	17	31 December	Cards Issuing
ETrade Australia Limited(4)	34%	34%	Australia	15	30 June	Online Stockbroking
Sleepmaster Pty Ltd(5)	70%	49%	Australia	11	30 June	Manufacturing
Other associates				64
Total shares in associates				262

(1)          An associate from 1 April 2001. In 2004 the Group exercised options over a further 18% of PT Panin Indonesia Bank

(2)          An associate from 21 June 2005

(3)          An associate from 9 October 2003

(4)          An associate from 1 October 2002

(5)          An associate from 10 December 2004

(6)          2004 carrying values as follows: PT Panin Indonesia Bank $160 million, Metrobank Card Corporation Inc $16 million, ETrade $14 million, and Other associates $73 million. Total $263 million

44:  INTERESTS IN JOINT VENTURE ENTITIES

The Group has interests in joint venture entities as follows:

	Interest		Voting		Incorporated	Carrying Value	Reporting	Principal
	held		Interest		in	$m	date	activity

ING Australia Limited(1)	49	%(2)	49	%(2)	Australia	1,479	31 December	Funds
								Management
								and Insurance
ING (NZ) Holdings Limited(3)	49	%(4)	50	%(4)	New Zealand	131	31 December	Funds
								Management
								and Insurance

Total interests in Joint Venture entities						1,610

(1)          A joint venture entity from 1 May 2002

(2)          This represents the Group’s 49% share of the assets and liabilities of ING Australia Limited. The Group has joint control of the joint venture, and accordingly the entity is not consolidated.

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

The Joint Venture includes the majority of the Group’s and ING’s funds management and insurance activities in Australia.

(3)          A joint venture entity from 30 September 2005

(4)          This represents the Group’s 49% share of assets and liabilities of ING (NZ) Holdings Limited. The Group has joint control of the joint venture, and accordingly the entity is not consolidated.

Key details of the joint venture are:

•                  ING (NZ) Holdings Limited is owned 51% by ING Group and 49% by ANZ.

•                  Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both shareholders (ie require unanimous approval). These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the Board structure.

•                  Equal board representation with four Group nominees and four ING Group nominees. All key decisions (including business plans, major capital expenditure, acquisitions etc) require unanimous Board approval.

The joint venture includes the majority of the Group’s and ING’s funds management and insurance activities in New Zealand.

	ING Australia Limited		ING (NZ) Holdings Limited		Total
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m

Retained profits attributable to the joint venture entity
At the beginning of the year	116	57	—	—	116	57
At the end of the year	141	116	—	—	141	116
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the year/from acquisition	1,697	1,648	—	—	1,697	1,648
Carrying amount at the commencement of the joint venture entity	n/a	n/a	131	—	131	—
Share of net profit	107	97	—	—	107	97
Completion accounts adjustment	—	(10)	—	—	—	(10)
Dividend received	(82)	(38)	—	—	(82)	(38)
Capital return	(245)	—	—	—	(245)	—
Foreign currency translation adjustment	2	—	—	—	2	—
Carrying amount at the end of the year	1,479	1,697	131	—	1,610	1,697
Share of assets and liabilities(1)
Investments	11,424	10,301	98	—	11,522	10,301
Other assets	904	768	133	—	1,037	768
Total assets	12,328	11,069	231	—	12,559	11,069
Policy holder liabilities	10,710	9,565	60	—	10,770	9,565
Other liabilities	720	375	23	—	743	375
Total liabilities	11,430	9,940	83	—	11,513	9,940
Net assets	898	1,129	148	—	1,046	1,129
Share of revenues, expenses and results				—
Revenues	430	386	—	—	430	386
Expenses	(239)	(220)	—	—	(239)	(220)
Profit from ordinary activities before income tax	191	166	—	—	191	166
Income tax expense	(41)	(28)	—	—	(41)	(28)
Profit from ordinary activities after income tax	150	138	—	—	150	138
Amortisation of notional goodwill	(43)	(41)	—	—	(43)	(41)
Net equity accounted profit	107	97	—	—	107	97
Share of commitments				—
Lease commitments	163	173	3	—	166	173
Other commitments	9	16	—	—	9	16
Total expenditure commitments	172	189	3	—	175	189
Share of contingent liabilities(2)	80	73	—	—	80	73

(1)          This represents the Group’s share of the assets and liabilities of ING Australia Limited and ING (NZ) Holdings Limited, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

(2)          This represents Deeds of Subordination with ASIC and buyer of last resort

45:  FIDUCIARY ACTIVITIES

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

The aggregate amounts of funds concerned are as follows:

	2005	2004
	$m	$m
Trusteeships	1,927	1,632

Funds management activities are conducted through the ING Australia Joint Venture and certain subsidiaries of ANZ National Bank Limited. During the period, ANZ National Bank Limited and ING in New Zealand established the ING NZ Joint Venture. In doing so, ANZ National Bank Limited transferred some of its managed funds activities into the new joint venture and INGA transferred its NZ business.

As at 30 September 2005, the ANZ/ING Australia Joint Venture had funds under management of $34,569 million (30 September 2004: $35,780 million), the ING NZ Joint Venture had funds under management of $6,839 million (30 September 2004: $nil) and certain subsidiaries of ANZ National Bank Limited had funds under management of $3,371 million (30 September 2004: $3,764 million).

Custodian services are conducted through ANZ Custodian Services. As at 30 September 2005, ANZ Custodian Services had funds under custody of $98.3 billion (30 September 2004: $59.8 billion).

46: COMMITMENTS

	Consolidated		The Company
	2005	2004	2005	2004
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	80	60	26	20
Later than 1 year but not later than 5 years	—	—	—	—
Total capital expenditure commitments	80	60	26	20
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	205	201	136	135
Later than 1 year but not later than 5 years	547	495	390	336
Later than 5 years	431	442	405	405
	1,183	1,138	931	876
Furniture and equipment
Not later than 1 year	21	13	13	7
Later than 1 year but not later than 5 years	21	19	13	12
	42	32	26	19
Total lease rental commitments	1,225	1,170	957	895
Total commitments	1,305	1,230	983	915

The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria. Contingent rentals are not included in lease rental commitments, are not provisioned for due to their immateriality, therefore are expensed as incurred.

47:  CONTINGENT LIABILITIES, CONTINGENT ASSET AND CREDIT RELATED COMMITMENTS

CREDIT RELATED COMMITMENTS

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

The majority of undrawn facilities are subject to customers maintaining specific credit standards. The amount does not necessarily represent future cash requirements as many of these facilities are expected to be partially used or to expire unused.

	Consolidated		The Company		Controlled Entities
	2005	2004	2005	2004	2005	2004
	Contract	Contract	Contract	Contract	Contract	Contract
	amount	amount	amount	amount	amount	amount
	$m	$m	$m	$m	$m	$m
Undrawn facilities	87,319	78,851	68,491	62,118	18,828	16,733
Underwriting facilities	—	63	—	—	—	63
	87,319	78,914	68,491	62,118	18,828	16,796

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

Guarantees, Credit derivatives – sold, Standby letters of credit, Bill endorsements and Other are classified by APRA as direct credit substitutes and exhibit the same credit risk characteristics as a direct extension of credit. The maximum potential amount of future payments represents the contract amount that could be lost if the counterparty fails to meet its financial obligations.

Documentary letters of credit involve the issue of letters of credit guaranteeing payment in favour of an exporter secured against an underlying shipment of goods or backed by a confirmatory letter of credit from another bank.

Performance related contingents are liabilities that oblige the Group to make payments to a third party should the customer fail to fulfil the non-monetary terms of the contract.

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

	Consolidated		The Company		Controlled Entities
	2005	2004	2005	2004	2005	2004
	Contract	Contract	Contract	Contract	Contract	Contract
	amount	amount	amount	amount	amount	amount
	$m	$m	$m	$m	$m	$m
Guarantees	4,878	5,065	4,744	4,923	134	142
Credit derivatives – sold	1,775	2,636	1,775	2,636	—	—
Standby letters of credit	1,446	1,057	1,277	1,036	169	21
Bill endorsements	125	168	125	168	—	—
Documentary letters of credit	3,015	2,262	2,763	2,045	252	217
Performance related contingents	10,160	9,625	9,864	9,352	296	273
Other	1,433	1,336	1,128	931	305	405
Total contingent liabilities	22,832	22,149	21,676	21,091	1,156	1,058

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

iv)    Contingent Tax Liability

The Group in Australia was during the year subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures. The reviews mainly covered years up to 2003.  Some matters have been listed by the ATO for further investigation.

The ATO is also reviewing the taxation treatment of certain other transactions undertaken by the Group in the course of normal business activities.

In addition, at the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000. It is also reviewing the transfer of the life and funds management businesses into the joint venture with ING in 2002.

During the year the Company and the ATO settled the remaining outstanding issues from the large case tax audit which commenced in 1995. The settlement was within existing provisions.

The Group in New Zealand is being audited by the Inland Revenue Department (IRD) as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions. The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions. The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process. In addition, some tax assessments have been received. Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and tax assessments received, the maximum potential tax liability would be approximately NZD432 million (including interest tax effected) for the period to 30 September 2005. Of that maximum potential liability, approximately NZD124 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003.

General or issue-specific audits and other investigations are being undertaken by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and believes that it holds appropriate provisions.

v)  Sale of Grindlays businesses

On July 31 2000, ANZ completed the sale to Standard Chartered Bank (“SCB”) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. The issues below have not impacted the reported results. All settlements and costs have been covered within the provisions established at the time. ANZ remains liable in relation to the Foreign Exchange Regulation Act (FERA) and differential cheques matters described below.

FERA

In 1991, amounts of INR 689m (AUD 21m) were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India, mainly to the convertible vostro account at Girobank, maintained at Bombay. These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973. Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bankof India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Grindlays has commenced proceedings in the courts contesting the validity of these notices. In November 1998 the Bombay High Court dismissed the writ petitions. In March 1999 the Supreme Court granted leave to appeal and ordered that, pending the disposal of the appeals, the prosecutions and adjudications against the officers shall not be proceeded with further. Final hearing of the appeals before the Supreme Court of India is expected in late 2005.

Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions Grindlays had entered into with counterparty banks. These orders, requiring Grindlays to show cause why the payments made by the stockbroker should not be set aside on the grounds that they were not made in the ordinary course of business and were not genuine, had directed repayment of Indian Rupees 24 million (AUD 0.7m), plus interest accruing at 24% since 1991. The Custodian has yet to file an appeal against this judgment. Grindlays is awaiting the outcome of proceedings in relation to a further ten payments received by it in 1991 in similar circumstances totalling Indian Rupees 202 million (AUD 6.0m), including interest at 24% this is approximately Indian Rupees 884 million (AUD 26.4 m).

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000. Claims have been made under this indemnity also, with no material impact on the Group expected.

vi)  Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of individual financial statements. The results of these companies are included in the consolidated Group results. The entities to which relief was granted are:

•	ANZ Properties (Australia) Pty Ltd(1)	•	Alliance Holdings Pty Ltd(1)	•	ES & A Holdings Pty Ltd(1)
•	ANZ Capital Hedging Pty Ltd(1)	•	Jikk Pty Ltd(1)	•	ANZ Funds Pty Ltd(1)
•	ANZ Nominees Ltd(1)	•	ANZ Orchard Investments Pty Ltd(2)	•	Votraint No. 1103 Pty Ltd(2)
•	ANZ Infrastructure Investments Limited(3)	•	ANZ Securities (Holdings) Limited(3)

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

	Consolidated
	2005	2004
	$m	$m
Profit before tax	3,107	3,017
Income tax expense	(754)	(771)
Profit after income tax	2,353	2,246
Retained profits at start of year (1)	6,825	6,100
Total available for appropriation	9,178	8,346
Ordinary share dividends provided for or paid	(1,877)	(1,598)
Transfer from reserves	—	224
Retained profits at end of year	7,301	6,972
Assets
Liquid assets	7,193	3,747
Investment securities	5,398	6,107
Net loans and advances	153,461	134,566
Other assets	40,591	35,806
Premises and equipment	1,132	1,114
Total assets	207,775	181,340
Liabilities
Deposits and other borrowings	113,089	99,811
Income tax liability	1,566	1,551
Payables and other liabilities	74,746	62,713
Provisions	650	618
Total liabilities	190,051	164,693
Net assets	17,724	16,647
Shareholders’ equity(2)	17,724	16,647

(1)          The Companies included in the class order changed in 2005, accordingly retained profits did not carry forward in 2005

(2)          Shareholders’ equity excludes retained profits and reserves of controlled entities within the class order

vii)  The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $6,400 million as at 30 September 2005 (2004: $7,081 million).

viii)  The Company is party to an underpinning agreement with ANZ National Bank Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ National Bank Limited to individual customers which exceed 35% of ANZ National Bank Limited’s capital base.

ix)  The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 25% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

x)  On 10 March 2005, leave was given by the High Court in London to certain parties to make a claim against ANZ over its role in 1996 as arranger and escrow agent in respect of a buyback of Nigerian Government bills of exchange (“the Noga claim”). The claim was disclosed by ANZ in view of its potential size (DEM 973 million [$833 million at 31 March 2005 exchange rates] plus interest). ANZ considered the Noga claim to be opportunistic and that the chances of it being successful were very remote. ANZ took the opportunity to settle the proceedings at an early stage at a level which is not material to the bank.

GENERAL

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made. The gross amounts of accruals made for material litigation contingencies is $233 million (2004: $168 million).

Contingent Asset

National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion. NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India. Grindlays paid the disputed money including interest into court. Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion (AUD 661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion (AUD 248 million at 19 January 2002 exchange rates) of the disputed monies. ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ is pursuing two separate actions arising from the above.

(a) A $130 million plus compound interest claim against its insurers. $130 million is the balance of the limit of indemnity under ANZ’s insurance arrangements for the 1991–92 policy year.

The proceedings, in the Supreme Court of Victoria, are against ANZ’s captive insurance company ANZcover Insurance Pty Ltd (ANZcover). ANZ cover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries. ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. ANZcover has no retained exposure to the NHB claim, which is fully reinsured, save for a small exposure arising from the insolvency of some reinsurers in the London market.

The insurers contest liability and the proceedings remain on foot. The trial before the Supreme Court of Victoria is scheduled to be heard in early 2006.

(b) ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB. However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer.

No amounts receivable under either of these actions have been recognised in these accounts, except for $0.9 million which has been received from insurers, by way of settlement or distributions from schemes of arrangement, representing, in aggregate, $1.1 million of indemnity.

48:  SUPERANNUATION COMMITMENTS

A number of pension and superannuation schemes have been established by the Group worldwide. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff	Defined Contribution Scheme
	Superannuation Scheme(1),(2)	Section C(3)	optional(7)	Balance of cost(9)
or
Defined Contribution Scheme
		Section A	optional	9% of salary(10)
or
Defined Benefit Scheme
		Pension Section(4)	nil	Balance of cost(11)
New Zealand	ANZGROUP (New Zealand)
	Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)	nil	Balance of cost(12)
or
		Defined Contribution Scheme	minimum of 2.5% of salary	7.5% of salary(13)
	National Bank Staff	Defined Benefit Scheme(6)	5.0% of salary	Balance of cost(14)
	Superannuation Fund(1),(2)	or
		Defined Contribution Scheme	minimum of 2.0% of salary	11.2% of salary(15)
England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	5.0% of salary(8)	Balance of cost(16)

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)               These schemes provide for pension benefits

(2)               These schemes provide for lump sum benefits

(3)               Closed to new members in 1997

(4)               Closed to new members. Operates to make pension payments to retired members or their dependents

(5)               Closed to new members on 31 March 1990. Operates to make pension payments to retired members of that section of the scheme or their dependents

(6)               Closed to new members on 1 October 1991

(7)               Optional but with minimum of 1% of salary

(8)               From 1 October 2003, members of the Senior Management section commenced contributions at the rate of 5% of salary, and all new members at the rate of 5% of salary

(9)               As determined by the Trustee on the recommendation of the actuary– currently 9% (2004: 9%) of members’ salaries

(10)         2004: 9% of salary

(11)         As determined by the Trustee on the recommendation of the actuary– currently nil (2004: nil)

(12)         As recommended by the actuary– currently nil (2004: nil)

(13)         2004: 7.5% of salary

(14)         As recommended by the actuary– currently 22.3% (2004: 22.3%) of members’ salaries

(15)         2004: 11.2% of salary

(16)         The Group recommenced contributions to the Scheme, effective from 1 October 2003. Contributions are currently 25% of pensionable salaries. Additional half yearly contributions of GBP 500,000 for 15 years have commenced, with the first payment made in November 2004

The details of defined benefit sections of the schemes are as follows:

				Excess of
			Net market	net market
			value of	value of assets
2005	Employer’s	Accrued	assets held	over accrued	Vested
Schemes	contribution	benefits	by scheme	benefits	benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	—	40	35	(5)	40
ANZ UK Staff Pension Scheme(1)	11	855	811	(44)	835
ANZ Group (New Zealand) Staff Superannuation Scheme(1)	—	6	6	—	6
National Bank Staff Superannuation Fund(2)	7	173	165	(8)	176
Other (3),(4)	1	6	5	(1)	7
Totals	19	1,080	1,022	(58)	1,064

(1)          Amounts were measured at 31 December 2004

(2)          Amounts were measured at 31 March 2005

(3)          Amounts were measured at 30 September 2005

(4)          Other includes the defined benefit arrangements in Japan, Philippines and Taiwan

				Excess of
			Net market	net market
			value of	value of assets
2004	Employer’s	Accrued	assets held	over accrued	Vested
Schemes	contribution	benefits	by scheme	benefits	benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	—	41	35	(6)	41
ANZ UK Staff Pension Scheme(1)	8	869	844	(25)	844
ANZ Group (New Zealand) Staff Superannuation Scheme(2)	—	6	6	—	6
National Bank Staff Superannuation Fund(3)	3	175	164	(11)	179
Other (4)	1	3	4	1	7
Totals	12	1,094	1,053	(41)	1,077

(1)          Amounts were measured at 31 December 2003

(2)          Amounts were measured at 30 June 2004

(3)          Amounts were measured at 30 September 2004

(4)          Other includes the defined benefit arrangements in Japan, Philippines and Taiwan

ANZ Australian Staff Superannuation Scheme Pension Section

The Pension Section of the ANZ Australian Staff Superannuation Scheme is closed to new members. A full actuarial valuation, conducted by the Scheme Actuary, Russell Employee Benefits, as at 31 December 2004 showed a deficit of $5 million and the expectation is that this deficit has remained materially unchanged since that date.

The Group has no present liability under the Scheme’s Trust Deed to commence contributions or fund the deficit. An interim actuarial valuation will be conducted as at 31 December 2005, at which time the funding position will be reassessed. The next full actuarial valuation is due to be conducted as at 31 December 2007.

ANZ UK Staff Pension Scheme

The deficit disclosed above for the UK Staff Pension Scheme has been determined for the purpose of AASB1028 “Employee Benefits”.

Consulting actuaries Watson Wyatt LLP have advised that as at 31 December 2003 the Scheme would have met the minimum funding requirement (MFR) test as defined in UK legislation, being 115% funded on that basis. Following an interim actuarial valuation of the Scheme at 31 December 2004, the actuary expects the Scheme’s funding level to be comfortably within the MFR and statutory surplus limits.

The Group has no present liability under the Scheme’s Trust Deed to fund the deficit, but it does have a contingent liability if the Scheme was wound up. If this were to happen, the Trustee would be able to pursue the Bank for additional contributions under the UK Employer Debt Regulations. This is calculated based on an insurance buy-out of the Scheme. This is considered unlikely, given the Group intends to continue the Scheme on an on-going basis and the financial strength of the Group.

From 1 October 2003, the Group recommenced contributions at the rate of 25% of pensionable salaries. These contributions are sufficient to cover the cost of accruing benefits. In order to address the deficit, the Group has agreed to pay half yearly additional contributions of GBP 500,000 for a period of 15 years, commencing for the year beginning 1 October 2004, with the first payment made in November 2004.

National Bank Staff Superannuation Fund

The last full actuarial valuation of the pension section of the National Bank Staff Superannuation Fund was conducted by Aon Consulting NZ as at 31 March 2004, and showed a deficit of NZD6 million ($6 million). Based on an interim actuarial valuation, a deficit of NZD12 million ($11 million) was disclosed as at 30 September 2004. An actuarial valuation conducted as at 31 March 2005 showed a deficit of NZD8.6 million ($8 million). The Group has no present liability under the Scheme’s Trust Deed to fund the deficit, but it does have a contingent liability if the Scheme was wound up. Under the Scheme’s Trust Deed, if the Scheme were wound up, the Group is required to pay the Trustees of the Scheme an amount sufficient to ensure members do not suffer a reduction in benefits to which they would otherwise be entitled.

49:  EMPLOYEE SHARE AND OPTION PLANS

The Company has three share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan(1); the ANZ Share Option Plan; and the ANZ Directors’ Share Plan. Shareholders of the Company have approved the implementation of each of the current plans. Fully paid ordinary shares issued under these plans are held in trust on behalf of participants and generally rank equally with other existing fully paid ordinary shares, other than in respect of voting rights while the shares remain in trust. However, Performance Shares issued to the ANZ CEO on 31 December 2004, do not attract a dividend.

Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company’s shares traded during the five business days preceding the date of granting the options.

An offer to employees and directors cannot be made under any of the plans if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company. The closing market price of one ordinary share at 30 September 2005 was $24.00.

(1)          The ANZ Employee Share Acquisition Plan includes the $1,000 Share Plan, the Deferred Share Plan and the Employee Share Save Scheme

ANZ EMPLOYEE SHARE ACQUISITION PLAN

$1,000 Share Plan

Subject to Board approval this plan allows for the issue of up to $1,000 of shares to all eligible employees each financial year.

The shares are generally issued for no consideration, except in New Zealand where employees are required to pay NZD 1 cent per share at the time the shares are transferred to them. During the financial year, 1,151,157 shares with an average issue price of $20.03 were issued under the $1,000 Share Plan (2004: 1,244,654 shares with an average issue price of $18.04 were issued). These shares are issued from the Share Capital account, hence only an increase in the number of shares on issue results.

Details of the movement in employee shares under the $1,000 Share Plan are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	5,229,252	4,537,676
Number of shares issued to the trust	1,394,587	1,512,886
Number of shares distributed to employees	(946,224)	(787,873)
Number of shares forfeited	(71,997)	(33,437)
Number of shares at end of the year(1)	5,605,618	5,229,252

(1)          Includes shares issued under the bonus option plan and the dividend reinvestment plan

	The Company
	2005	2004
Number of shares acquired since commencement of the $1,000 Share Plan(1)	9,409,732	8,258,575

(1)          Excludes shares issued under the bonus option plan and the dividend reinvestment plan

Deferred Share Plan

Selected employees may also be issued deferred shares, which vest in the employee up to three years from the date of issue. Ordinary shares issued under this plan may be held in trust for up to 10 years, and may be required to meet performance hurdles before being able to be traded after the restriction period has expired. The issue price is based on the volume weighted average price of the shares traded on the ASX in the 5 trading days leading up to and including the date of issue. Unvested shares are forfeited on resignation, dismissal, or termination on notice (LTI deferred shares only), or if a performance condition has not been met.

During the financial year, 655,261 (2004: 2,750,277) deferred shares were issued under this Plan.

Details of the movement in employee shares under the Deferred Share Plan are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	8,715,896	8,020,848
Number of shares issued to the trust	732,032	2,851,886
Number of shares distributed to employees	(1,766,494)	(2,034,234)
Number of shares forfeited	(228,116)	(122,604)
Number of shares at end of the year(1)	7,453,318	8,715,896

(1)          Includes shares issued under the bonus option plan and the dividend reinvestment plan

	The Company
	2005	2004
Number of shares acquired since commencement of the Deferred Share Plan(1)	17,283,723	16,628,462

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

Details of the movement in employee shares under the ANZ Employee Share Save Scheme are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	452,130	394,405
Number of shares purchased	306,377	279,723
Number of shares issued to the trust	23,789	24,243
Number of shares distributed to employees	(268,184)	(246,241)
Number of shares at end of the year	514,112	452,130

	The Company
	2005	2004
Number of shares acquired since commencement of the ANZ Employee Share Save Scheme	1,349,752	1,043,375

Costs associated with the ANZ Employee Share Save Scheme were recognised in Personnel Expenses and Liquid Assets (amounts were less than $500,000).

ANZ SHARE PURCHASE SCHEME

The ANZ Share Purchase Scheme is a closed scheme. Shares have been progressively paid up by eligible officers, with the last remaining shares held under the scheme fully paid up and redeemed during the 2004 financial year. No fully paid ordinary shares have been issued under this Scheme since 1996.

Details of the movement in employee shares under the ANZ Share Purchase Scheme are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	—	229,500
Number of shares redeemed by employees(1)	—	(229,500)
Number of shares at end of the year	—	—

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

						Options
	Exercise	Earliest		No. options		lapsed		No. options outstanding
	price	exercise	Expiry	at beginning	Options	and	Options	at 30 September 2005
Grant date	$	date	date	of the year	granted	surrendered	exercised	On issue	Vested	Hurdle
23/02/2000	9.39	23/02/2003	22/02/2007	147,000	—	—	25,000	122,000	Yes	B
23/05/2000	11.09	23/05/2003	23/05/2007	163,750	—	—	78,250	85,500	Yes	N
26/09/2000	12.03	26/09/2003	25/09/2007	30,000	—	—	7,500	22,500	Yes	N
21/11/2000	13.62	22/11/2003	21/11/2007	705,219	—	—	252,415	452,804	Yes	B
27/12/2000	13.91	25/10/2003	07/02/2008	994,722	—	9,000	306,972	678,750	Yes	N
27/01/2001	13.91	07/02/2004	07/02/2008	671,800	—	12,750	194,250	464,800	Yes	N
21/02/2001	14.20	21/02/2004	20/02/2008	2,971,568	—	21,000	978,476	1,972,092	Yes	N
27/02/2001	14.75	27/02/2004	26/02/2008	25,000	—	—	25,000	—	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	531,300	—	—	361,600	169,700	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	1,668,527	—	14,175	583,938	1,070,414	Yes	N
07/05/2001	12.98	07/05/2004	06/05/2008	104,100	—	1,100	62,200	40,800	Yes	N
01/06/2001	14.61	01/06/2004	31/05/2008	310,000	—	3,000	136,750	170,250	Yes	N
23/08/2001	15.77	21/08/2004	20/08/2008	76,000	—	—	—	76,000	Yes	B
27/08/2001	16.09	27/08/2004	26/08/2008	63,000	—	3,000	15,000	45,000	Yes	N
24/10/2001	16.33	24/10/2004	23/10/2008	50,000	—	—	—	50,000	Yes	B
24/10/2001	16.33	25/10/2004	24/10/2008	753,300	—	3,600	461,300	288,400	Yes	B
24/10/2001	16.33	25/10/2004	24/10/2008	2,811,600	—	50,650	1,007,780	1,753,170	Yes	N
31/12/2001	16.48	31/12/2004	31/12/2005	500,000	—	—	500,000	—	Yes	E
31/12/2001	16.80	31/12/2003	31/12/2007	500,000	—	—	—	500,000	Yes	F
28/02/2002	17.49	26/02/2005	25/02/2009	20,000	—	—	20,000	—	Yes	B
24/04/2002	18.03	24/04/2005	24/04/2009	380,000	—	1,112	33,888	345,000	Yes	C
24/04/2002	18.03	24/04/2005	24/04/2009	760,501	—	10,119	314,282	436,100	Yes	C
24/04/2002	18.03	24/04/2005	24/04/2009	2,880,641	—	128,856	589,907	2,161,878	Yes	N
31/05/2002	18.55	14/05/2005	13/05/2009	145,000	—	—	20,000	125,000	Yes	N
27/06/2002	18.55	28/06/2005	27/06/2009	261,810	—	15,947	51,028	194,835	Yes	N
21/07/2002	17.18	22/07/2005	21/07/2009	17,000	—	—	—	17,000	50%	C
23/10/2002	17.34	23/10/2005	22/10/2009	2,120,765	—	167,399	58,481	1,894,885	No	N
23/10/2002	17.34	23/10/2005	22/10/2009	2,288,527	—	141,111	144,194	2,003,222	No	D
20/11/2002	17.56	20/11/2005	19/11/2009	40,000	—	—	—	40,000	No	D
31/12/2002	16.69	31/12/2004	31/12/2007	1,000,000	—	—	—	1,000,000	50%	F
20/05/2003	17.60	20/05/2006	19/05/2010	2,027,696	—	145,398	37,659	1,844,639	No	N
20/05/2003	17.60	20/05/2006	19/05/2010	2,597,240	—	246,741	135,639	2,214,860	No	D
09/06/2003	18.12	09/06/2006	08/06/2010	10,000	—	—	—	10,000	No	N
05/11/2003	17.55	05/11/2006	04/11/2010	1,195,665	—	92,648	69,213	1,033,804	No	C
05/11/2003	17.55	05/11/2006	04/11/2010	2,658,242	—	190,959	42,097	2,425,186	No	N
31/12/2003	17.48	31/12/2005	31/12/2008	1,000,000	—	—	—	1,000,000	No	F
11/05/2004	18.22	11/05/2007	10/05/2011	1,630,235	—	97,318	62,762	1,470,155	No	C
11/05/2004	18.22	11/05/2007	10/05/2011	2,690,420	—	205,886	25,563	2,458,971	No	N
05/11/2004	20.68	05/11/2007	04/11/2011	—	1,486,617	78,788	1,348	1,406,481	No	G
05/11/2004	20.68	05/11/2007	04/11/2011	_	3,048,066	169,455	17,464	2,861,147	No	N
05/11/2004	0.00	05/11/2004	04/11/2006	—	11,699	—	11,699	—	Yes	N
08/12/2004	0.00	08/12/2007	08/12/2011	—	42,435	—	—	42,435	No	DSR
31/12/2004	20.49	31/12/2006	31/12/2008	—	500,000	—	—	500,000	No	F
13/05/2005	0.00	13/05/2005	12/05/2007	—	10,671	—	10,671	—	Yes	N
Totals				36,800,628	5,099,488	1,810,012	6,642,326	33,447,778

The aggregate fair value of shares issued as a result of the exercise of options during the 2005 financial year was $141 million..

On 24 October 2003 the Company issued a prospectus to invite shareholders to participate in a pro-rata renounceable rights issue. In accordance with the rules set out in the ANZ Share Option Plan in the event of a rights issue, the exercise price of options granted under the plan is to be reduced in accordance with ASX Listing Rule 6.22. As as result, the exercise price of each option issued under the ANZ Share Option Plan is reduced by 72 cents from the amount previously disclosed.

Details of performance hurdles applicable to options are as follows:

A The percentage change of the ANZ Total Shareholder Return (ANZ TSR) to exceed the percentage change of the S&P/ASX 200 Banks (Industry Group) Accumulation Index from date of issue to any time from the third anniversary date up to and including the proposed exercise date.

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

D Options may be exercised at month’s end during the four-year period commencing three years, and ending seven years, after the issue date of the options. The exercise price will be set according to the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since issue date, and can be no lower than the base issue price.

DSR No performance hurdles apply. Deferred Share Rights may only be exercised between the third and seventh anniversary of their issue.

E The options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period, equals or exceeds the S&P/ASX 100 Accumulation Index calculated over the same period (applicable to the CEO only).

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

G Exercise of options is subject to the satisfaction of time and performance based hurdles. Options may be exercised during the four year period commencing three years, and ending seven years, after the issue date of the Options subject to meeting the following performance hurdle. The performance hurdle will be measured during the exercise period by comparing ANZ’s Total Shareholder Return (ANZ’s TSR) against a comparator group of major financial services companies in the ASX Top 50, excluding the ANZ, as determined by the Board Compensation and Human Resources Committee. The options become exercisable depending on ANZ’s ranking within the comparator group. ANZ must rank at the 50th percentile for 50% of the options to become exercisable. For each 1% increase above the 50th percentile an additional 2% of options will become exercisable, with 100% being exercisable where ANZ ranks at or above the 75th percentile. This will be calculated as at the last trading day of any month (once the exercise period has commenced).

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

The following options were exercised by employees and former employees during the financial year:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
0.00	10,671	0.00	18.03	33,888	611,001
0.00	11,699	0.00	18.03	314,282	5,666,504
9.39	25,000	234,750	18.03	589,907	10,636,023
11.09	78,250	867,793	18.22	25,563	465,758
12.03	7,500	90,225	18.22	62,762	1,143,524
12.98	62,200	807,356	18.55	20,000	371,000
12.98	361,600	4,693,568	18.55	51,028	946,569
12.98	583,938	7,579,515	18.94	6,183	117,106
13.62	252,415	3,437,892	19.30	8,458	163,239
13.91	194,250	2,702,018	20.05	597	11,970
13.91	306,972	4,269,981	20.20	8,044	162,489
14.20	978,476	13,894,359	20.43	827	16,896
14.61	136,750	1,997,918	20.58	6,909	142,187
14.75	25,000	368,750	20.68	1,348	27,877
16.09	15,000	241,350	20.68	17,464	361,156
16.33	461,300	7,533,029	21.21	26,583	563,825
16.33	1,007,780	16,457,047	21.21	4,232	89,761
16.48	500,000	8,240,000	21.61	42,000	907,620
17.34	58,481	1,014,061	23.57	90,000	2,121,300
17.49	20,000	349,800	24.01	86,000	2,064,860
17.55	42,097	738,802
17.55	69,213	1,214,688
17.60	37,659	662,798

For those options exercised by employees and former employees during the financial year, the market price of the Company’s shares during the year were as follows:

High	$24.45
Low	$19.02
As at 30 September 2005	$24.00

As at the date of the Financial Report, unexercised options over ordinary shares are as per the table on page 73, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year.

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
13.91	17,575	244,468	18.55	15,000	278,250
13.91	13,500	187,785	18.55	11,125	206,369
14.20	53,350	757,570	17.34	114,245	1,981,008
12.98	26,406	342,750	17.60	5,499	96,782
12.98	1,850	24,013	17.55	6,347	111,390
16.09	1,500	24,135	18.22	260	4,737
16.33	43,749	714,421	18.22	5,221	95,127
18.03	63,350	1,142,201	20.68	1,605	33,191
18.03	34,000	613,020

Amounts received from exercising options under the ANZ Share Option Plan during the financial year were recognised as follows:

	The Company
	2005	2004
	$m	$m
Share capital	104	86
Liquid assets	104	86

ANZ DIRECTORS’ SHARE PLAN

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

Details of the movement in shares under this Scheme are as follows:

	The Company
	2005	2004
Number of shares at beginning of the year	662,122	464,467
Number of shares purchased	175,356	197,655
Number of shares sold	(6,563)	—
Number of shares forfeited	—	—
Number of shares at end of the year(1)	830,915	662,122

(1)          Include shares issued under the dividend reinvestment plan

50:  DIRECTORS AND SPECIFIED EXECUTIVES REMUNERATION DISCLOSURES

The remuneration details concerning the Directors of the Company (Table 1) and the Corporations Act 2001 and AASB 1046 “Director and Executive Disclosures by Disclosing Entities” Specified Executives of the Group and Company (Table 2) are detailed as follows.

SECTION A: REMUNERATION TABLES

			PRIMARY(1)
				Long service	Value of shares
TABLE 1: DIRECTOR REMUNERATION				leave accrued	acquired in
For the year ended 30 September 2005 details			Cash	during	lieu of cash	Associated entity
of the remuneration of the directors are set out below:			salary/fees	the year	salary/fees(2)	Board fees (cash)
			$	$	$	$
NON-EXECUTIVE DIRECTORS

CB Goode (Appointed director July 1991;
appointed Chairman August 1995)	2005		79,415	n/a	420,585	—
Independent Non Executive Director, Chairman	2004		91,000	n/a	338,000	—
GJ Clark (Appointed February 2004)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		86,667	n/a	—	—
JC Dahlsen (Appointed May 1985; retired February 2005)	2005		44,417	n/a	—	—
Independent Non Executive Director	2004		130,000	n/a	—	—
RS Deane (Appointed September 1994)	2005		130,000	n/a	—	122,384	(9)
Independent Non Executive Director	2004		130,000	n/a	—	117,958	(9)
JK Ellis (Appointed October 1995)	2005		103,000	n/a	27,000	—
Independent Non Executive Director	2004		103,000	n/a	27,000	—
DM Gonski (Appointed February 2002)	2005		88,970	n/a	41,030	22,150
Independent Non Executive Director	2004		130,000	n/a	—	50,150
MA Jackson (Appointed March 1994)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		130,000	n/a	—	—
DE Meiklejohn (Appointed October 2004)	2005		130,000	n/a	—	—
Independent Non Executive Director	2004		—	n/a	—	—
JP Morschel(Appointed October 2004)	2005		100,000	n/a	30,000	—
Independent Non Executive Director	2004		—	n/a	—	—
BW Scott (Appointed August 1985; retired April 2005)	2005		72,857	n/a	—	28,516
Independent Non Executive Director	2004		130,000	n/a	—	24,389
TOTAL OF NON-EXECUTIVE DIRECTORS	2005		1,008,659	n/a	518,615	173,050
	2004	(13)	930,667	n/a	365,000	192,497
Executive Director

J McFarlane (Appointed October 1997)(8)	2005		44	31,242	1,882,896	—
Chief Executive Officer	2004		43	78,211	1,882,831	—
TOTAL OF ALL DIRECTORS	2005		1,008,703	31,242	2,401,511	173,050
	2004	(13)	930,710	78,211	2,247,831	192,497

COMMENTARY ON CHANGES BETWEEN 2004 AND 2005

Non-Executive Directors (NEDs)

Primary Total Remuneration has increased by $212,114. This increase is as a result of:

i) Timing differences between the appointment of DE Meiklejohn and JP Morschel, and the retirement of BW Scott and JC Dahlsen.

ii) Increase in Chairman’s fees of $71,000 in recognition of increased demands of the role, relativity to peers, and to maintain equitable relativity with other NEDs.

iii) The full year effect of the addition of GJ Clark to the Board.

The Post-Employment Retirement Benefit accrued during the year has increased by $511,120 from the previous period due to the following:

i) $95,286 resulting from fee increases over the last 3 years being taken into account for the purpose of the directors’ retirement benefits.

ii) $415,634 of this is due to amendments made during the year to the individual agreements with NEDs to make the formula for calculating the amount payable under them consistent for all NEDs. In some instances this has resulted in the amount accrued during the year being increased to take account of the impact of the change to the formula on previous years’ accrued benefits. In each case under the relevant agreement, the maximum amount that may be paid to a NED as a retirement benefit is subject to the limits in the Corporations Act.

Executive Director (Chief Executive Officer)

There was no change to J McFarlane’s fixed remuneration which remained at $2,000,000, including superannuation contributions. His short-term incentive target for 2005 was increased to $2,000,000 (100% of his fixed remuneration) in accordance with his contract extension announced on 26 October 2004. His actual payment was $2,100,000 (compared to $1,850,000 in 2004) reflecting the Board’s assessment of his performance against agreed balanced scorecard objectives which include ANZ’s financial performance and its performance against specified measures for shareholders, customers, staff and the community.

TABLE 1: DIRECTOR REMUNERATION				POST EMPLOYMENT			EQUITY(5)			OTHER
For the year ended 30 September 2005 details	Committee	Value of shares				Retirement	Total	Total
of the remuneration of the directors are set out below:	fees (cash)	acquired in lieu of cash incentive(2),(3)	Primary total	Super contributions		benefit accrued during the year(4)	amortisation of LTI shares	amortisation of LTI options				Total(7)
	$	$	$	$		$	$	$		$		$
NON-EXECUTIVE DIRECTORS

CB Goode (Appointed director July 1991;
appointed Chairman August 1995)	—	n/a	500,000	11,723		243,284	n/a	n/a		—		755,007
Independent Non Executive Director, Chairman	—	n/a	429,000	11,297		99,586	n/a	n/a		—		539,883
GJ Clark (Appointed February 2004)	25,440	n/a	155,440	11,723		50,189	n/a	n/a		—		217,352
Independent Non Executive Director	10,834	n/a	97,501	7,597		33,008	n/a	n/a		—		138,106
JC Dahlsen (Appointed May 1985; retired February 2005)	18,809	n/a	63,226	4,423		111,303	n/a	n/a		—		178,952
Independent Non Executive Director	65,050	n/a	195,050	11,296		74,356	n/a	n/a		—		280,702
RS Deane (Appointed September 1994)	17,618	n/a	270,002	11,723		49,169	n/a	n/a		—		330,894
Independent Non Executive Director	19,500	n/a	267,458	10,321		70,998	n/a	n/a		—		348,777
JK Ellis (Appointed October 1995)	42,250	n/a	172,250	11,723		110,981	n/a	n/a		—		294,954
Independent Non Executive Director	52,250	n/a	182,250	11,297		65,780	n/a	n/a		—		259,327
DM Gonski (Appointed February 2002)	22,512	n/a	174,662	11,723		104,001	n/a	n/a		—		290,386
Independent Non Executive Director	16,050	n/a	196,200	11,297		67,227	n/a	n/a		—		274,724
MA Jackson (Appointed March 1994)	42,250	n/a	172,250	11,723		122,008	n/a	n/a		—		305,981
Independent Non Executive Director	42,250	n/a	172,250	10,899		56,352	n/a	n/a		—		239,501
DE Meiklejohn (Appointed October 2004)	31,027	n/a	161,027	11,723		64,781	n/a	n/a		—		237,531
Independent Non Executive Director	—	n/a	—	—		—	n/a	n/a		—		—
JP Morschel (Appointed October 2004)	19,500	n/a	149,500	11,723		60,459	n/a	n/a		—		221,682
Independent Non Executive Director	—	n/a	—	—		—	n/a	n/a		—		—
BW Scott(Appointed August 1985; retired April 2005)	17,234	n/a	118,607	6,803		127,089	n/a	n/a		—		252,499
Independent Non Executive Director	30,750	n/a	185,139	11,297		64,839	n/a	n/a		—		261,275
TOTAL OF NON-EXECUTIVE DIRECTORS	236,640	n/a	1,936,964	105,010		1,043,264	n/a	n/a		—		3,085,238
	236,684	n/a	1,724,848	85,301		532,146	n/a	n/a		—		2,342,295
Executive Director

J McFarlane (Appointed October 1997)(8)	—	2,100,004	4,014,186	417,000	(10)	—	982,987	1,791,718	(6)	4,031	(12)	7,209,922
Chief Executive Officer	—	1,850,006	3,811,091	417,000	(10)	—	—	2,584,880		90,619	(11)	6,903,590
TOTAL OF ALL DIRECTORS	236,640	2,100,004	5,951,150	522,010		1,043,264	982,987	1,791,718		4,031		10,295,160
	236,684	1,850,006	5,535,939	502,301		532,146	—	2,584,880		90,619		9,245,885

(1)          Non-monetary benefits for all directors are nil.

(2)          Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to cash incentive, as NEDs do not participate in Short-Term Incentive arrangements). Value reflects the price at which the shares were purchased on market(amortisation not applicable).

(3)          100% of the CEO’s cash incentive vested during the financial year.

(4)          Accrual relates to Directors’ Retirement Scheme. The following benefits were paid under the Directors’ Retirement Scheme to the following former directors: JC Dahlsen (retired 3 February 2005) – $513,668; BW Scott (retired 23 April 2005)– $516,214. If each of the current NEDs had ceased to be a director as at 30 September 2005, the following benefits would have been payable under the Directors’ Retirement Scheme: CB Goode – $1,312,539; GJ Clark – $83,197; RS Deane – $693,285; JK Ellis – $523,039; DM Gonski – $249,445; MA Jackson – $487,022; DE Meiklejohn – $64,781; JP Morschel – $60,459. The Directors’ Retirement Scheme will be discontinued effective 30 September 2005. Refer to section B2 for more information pertaining to the Directors’ Retirement Scheme.

(5)          In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed). The fair value is determined at grant date and is allocated on a straight-line basis over the expected vesting period. The fair value is determined using a binomial option-pricing model that is explained in Note 51 Equity Instruments Transactions section I. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable. For deferred shares, the fair value is the weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)          Amortisation value of options as a percentage of his total remuneration (as shown in the Total column above) was 25% in 2005 (37% in 2004).

(7)          Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)          J McFarlane elected to use almost all his cash salary and incentive to purchase on market deferred shares under the Directors’ Share Plan.

(9)          Amounts paid in NZD are converted to AUD at an average rate for the year of 1.0847 (1.1254 in 2004).

(10)    Includes $300,000 additional employer contribution, agreed as part of contract extension announced 26 October 2004. Refer section D2

(11)    Relates to reimbursement to J McFarlane for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J McFarlane’s continuing Australian residency (in accordance with the contractual arrangements detailed in section D2.

(12)    Relates to professional services rendered in respect of taxation matters.

(13)    2004 aggregate amounts relate to those directors reported in 2004.

TABLE 2: SPECIFIED EXECUTIVES REMUNERATION

For the year ended 30 September 2005 details of the remuneration of the top seven executives (Specified Executives), other than the Chief Executive Officer, are set out below and include the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001) and the top executives in the Group by authority (as required by AASB1046):

		PRIMARY
			Long service
			leave accrued		Total cash
		Cash	during	Non monetary	short term	Primary
		salary/fees	the year	benefits(1)	Incentive(2),(3)	total
		$	$	$	$	$
Specified Executives
Sir J Anderson(8),(9)	2005	838,110	—	—	460,960	1,299,070
Chief Executive & Director,	2004	672,792	—	—	449,618	1,122,410
ANZ National Bank Ltd New Zealand
Dr RJ Edgar	2005	727,696	13,928	28,281	800,000	1,569,905
Chief Operating Officer	2004	723,651	56,212	31,552	393,000	1,204,415
E Funke Kupper	2005	654,550	10,860	7,277	770,000	1,442,687
Group Managing Director Asia-Pacific	2004	654,550	10,846	7,277	385,500	1,058,173
BC Hartzer	2005	694,435	19,469	61,542	1,080,000	1,855,446
Group Managing Director Personal Banking	2004	543,062	15,694	57,091	424,000	1,039,847
GK Hodges	2005	648,556	46,140	11,465	863,000	1,569,161
Group Managing Director Corporate	2004	510,081	39,006	17,357	343,000	909,444
PR Marriott	2005	748,700	12,422	7,277	920,000	1,688,399
Chief Financial Officer	2004	728,451	29,098	7,277	482,000	1,246,826
S Targett(9)	2005	748,700	12,497	7,277	880,000	1,648,474
Group Managing Director Institutional	2004	305,407	5,101	2,934	267,000	580,442
TOTAL	2005	5,060,747	115,316	123,119	5,773,960	11,073,142
	2004	4,179,538	128,629	113,408	2,726,118	7,147,693

COMMENTARY ON CHANGES BETWEEN 2004 AND 2005

Specified Executives

The differences in Total Remuneration between 2004 and 2005 for Specified Executives are as a result of the following:

i) Total Employment Costs (TEC) or fixed remuneration increases between 2004 and 2005 are in line with ANZ’s guiding principles (refer to sections C1 and C3), and to reflect role changes for BC Hartzer; increased responsibility for GK Hodges and market pressures.

ii) Increase in target short term incentive (STI) amounts (for all Specified Executives except for Sir J Anderson), from 67% of TEC to 100% of TEC in order to meet competitive pressures.

iii) With the exception of Sir J Anderson, change in STI delivery to 100% cash in 2005 versus 75% cash and 25% deferred shares (amortised over 3 years) for 2004.

iv) Sir J Anderson and S Targett commenced part way through 2004, being 1 December 2003 and 5 May 2004 respectively.

v) Two of S Targett’s deferred share grants fell into the 2005 financial year (refer to footnote 6).

vi) 2004 aggregate amounts relate to those Specified Executives reported in 2004.

	POST EMPLOYMENT			EQUITY(5)
		Retirement	Annual	Total	Total	Total	Total
		benefit	remuneration	amortisation	amortisation	amortisation	amortisation of
	Super	accrued during	(Primary plus	value of STI	value of LTI	value of LTI	other equity
	contributions	year(4)	Post Employment)	shares	shares	options	allocations(6)	Total(7),(10)
	$	$	$	$	$	$	$	$
Specified Executives
Sir J Anderson(8),(9)	83,811	33,367	1,416,248	—	—	—	477,452	1,893,700
Chief Executive & Director,	67,279	32,160	1,221,849	—	—	—	219,168	1,441,017
ANZ National Bank Ltd New Zealand
Dr RJ Edgar	46,800	1,672	1,618,377	173,907	555,470	264,095	—	2,611,849
Chief Operating Officer	46,752	7,163	1,258,330	197,681	342,662	256,110	—	2,054,783
E Funke Kupper	40,950	—	1,483,637	184,924	221,068	239,523	—	2,129,152
Group Managing Director Asia-Pacific	40,950	—	1,099,123	232,208	232,024	333,500	—	1,896,855
BC Hartzer	46,800	—	1,902,246	149,259	237,943	282,929	—	2,572,377
Group Managing Director Personal Banking	37,224	—	1,077,071	201,364	192,239	298,814	—	1,769,488
GK Hodges	40,838	1,635	1,611,634	131,825	186,089	218,920	—	2,148,468
Group Managing Director Corporate	32,600	2,919	944,963	147,516	127,584	195,847	—	1,415,910
PR Marriott	46,800	—	1,735,199	208,525	295,175	317,175	—	2,556,074
Chief Financial Officer	45,542	—	1,292,368	243,435	276,714	369,376	—	2,181,893
S Targett(9)	46,800	—	1,695,274	—	40,544	39,059	789,238	2,564,115
Group Managing Director Institutional	18,976	—	599,418	—	—	—	188,081	787,499
TOTAL	352,799	36,674	11,462,615	848,440	1,536,289	1,361,701	1,266,690	16,475,735
	300,598	42,270	7,490,561	1,089,594	1,250,614	1,551,766	407,249	11,789,784

(1)               Non monetary benefits provided to Specified Executives consist of salary packaged items such as car parking and novated lease motor vehicles.

(2)               Total cash incentive relates to the full incentive amount for the financial year ended 30 September 2005. A portion of the STI was delivered as deferred shares in 2004.

(3)               100% of the Specified Executives’ cash incentive vested to the person in the financial year.

(4)               Accrual relates to Retirement Allowance. As a result of being employed with ANZ prior to November 1992, RJ Edgar and GK Hodges are eligible to receive a Retirement Allowance on retirement, retrenchment, death, or resignation for illness, in capacity or domestic reasons. The Retirement Allowance is calculated as follows: 3 months of notional salary (which is 65% of fixed remuneration) plus an additional 3% of notional salary for each year of full-time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

(5)               In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period. For options, the fair value is determined using a Binomial Option Pricing model that is explained in Note 51 section I. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable. For deferred shares, the fair value is the weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)               Amortisation of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO). ZPOs are granted as part of his employment contract. Refer to section E2 for further details. Amortisation of other equity allocations for S Targett relates to the grant of deferred shares beginning on 11 May 2004 (four tranches to the value of $700,000 each to be issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continued employment) and hurdled A options (refer to Note 51 Equity Instruments Transactions section K for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer.

(7)               Amounts disclosed for remuneration of Specified Executives exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)               Amounts paid in NZD are converted to AUD at an average rate for the year of 1.0847 (1.1254 in 2004).

(9)               Sir J Anderson was appointed 1 December 2003 (i.e. 2 months after the start of the 2004 financial year) and S Targett was appointed 5 May 2004 (i.e. 7 months after the start of the 2004 financial year)

(10)         Amortisation value of options as a % of total remuneration for the 2005 financial year was as follows; Sir J Anderson - 25% (15% in 2004); Dr R J Edgar - 10% (12% in 2004); E Funke Kupper - 11% (18% in 2004); B C Hartzer - 11% (17% in 2004); G K Hodges- 10% (14% in 2004); P R Marriott - 12% (17% in 2004); S Targett - 11% (12% in 2004)

SECTION B.  NON-EXECUTIVE DIRECTORS’ REMUNERATION

B1.  NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY

Non-executive Directors’ (NEDs) fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other NEDs of comparable companies. NEDs’ fees are within the maximum aggregate limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002 ($2.5 million, excluding retirement allowances and superannuation), and are set at levels that fairly represent the responsibilities of, and the time spent by, the NEDs on Group matters. NEDs receive a fee for being a director of the Board, and additional fees for either chairing or being a member of a committee. Work on special committees may attract additional fees of an amount considered appropriate in the circumstances. An additional fee is also paid if a NED serves as a director of ANZ National Bank Limited, ING Australia Ltd or Metrobank Card Corporation. NEDs do not receive any performance/incentive payments and are not eligible to participate in any of the Group’s incentive arrangements.

The Chairman Fee was increased to $500,000 effective 1 October 2004 in recognition of the demands of the role, market practice and in order to maintain desired relativity with other directors. No other adjustments were made to NED fees for the year ending 30 September 2005.

The fee structure is illustrated in Table 3 below:

TABLE 3

Role	2004 Fee	2005 Fee
Chairman	$429,000	$500,000
Non-Executive
Director	$130,000	$130,000
Committee Chair(1)	$32,500	$32,500
Committee Member(1)	$9,750	$9,750

(1)          Except Nominations & Corporate Governance Committee and TechnologyCommittee, where the current Chair and Member Fees are $21,000 and $6,300 respectively.

For details of remuneration paid to directors for the year ended 30 September 2005, refer to Table 1 in section A.

NED Shareholding Guidelines

NEDs have agreed to accumulate ANZ shares, over a five-year period, to the value of 100% (200% for Chairman) of the base annual NED Fee and to maintain this shareholding while a director of ANZ. NEDs have agreed to apply up to 25% of their base fee annually via the Director’s Share Plan or other means, towards the purchase of ANZ shares in order to achieve/maintain the desired holding level. This is a new guideline which was approved by the Board in September 2005.

B2.  NON-EXECUTIVE DIRECTORS’ RETIREMENT POLICY

All NEDs participated in the ANZ Directors’ Retirement Scheme up to the year ended 30 September 2005. Under this scheme, a lump-sum retirement benefit was payable to NEDs upon their ceasing to be a director. The lump-sum retirement benefit payable where the NED held office for 8 years or more was equal to the total remuneration (excluding retirement benefit accrual) of the NED in respect of the 3 years immediately preceding the NED ceasing to be a NED. For periods of less than 8 years, a proportionate part of such remuneration was payable. The NEDs are not entitled to the statutory entitlements of long service leave and annual leave.

Consistent with Principle 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Rules, which states that NEDs should not be provided with retirement benefits other than statutory superannuation, the ANZ Directors’ Retirement Scheme was closed effective 30 September 2005.

Accrued entitlements were fixed at 30 September 2005 and will be carried forward to retirement, and collected by the NED when they retire. The entitlements may be carried forward as:

•                  Cash Alternative: A cash payment, being the entitlement accrued to 30 September 2005, plus escalation based on the 30 day bank bill rate until retirement date; and/or

•                  Shares Alternative: A number of ANZ shares purchased on market on 27 October 2005 to the value of the accrued entitlement, plus escalation based on the 30-day bank bill rate for the period 1 October 2005 to 26 October 2005 (subject to Shareholder approval at the 2005 Annual General Meeting). Shares will then be held in ANZ Employee Share Trust for the benefit of the Director until retirement.

NEDs have been asked to nominate the proportion of their accrued entitlement to be directed towards each alternative, subject to shareholder approval.

Fees for NEDs will be increased by 27.5% effective 1 October 2005 to compensate for the removal of this contractual benefit. This amount was determined based on an independent actuarial valuation of the scheme by Mercer Finance & Risk Consulting and advice from expert remuneration consultants PricewaterhouseCoopers. This increase is also in line with market practice in relation to fee increases due to the removal of the Directors’ Retirement Scheme, where increases have typically ranged from 25% to 30%.

NED Fee Cap

There has been no increase in the NED fee pool since 2002. Shareholder approval will be sought at the 2005 Annual General Meeting for an increase to the NED Fee Cap by $500,000. This proposed increase would take the maximum aggregate amount from $2.5m to $3.0m – an amount which is considered necessary in order to:

•                  accommodate the fee adjustment to compensate for the removal of the Directors’ Retirement Scheme (27.5%) – while the discontinued retirement benefits under the Constitution are outside the maximum aggregate limit, the compensating increase to fees will be within the limit;

•                  allow for annual adjustments in line with market NED movements; and

•                  allow for the addition of another NED in either 2006 or early 2007.

It is critical that the Company has the capacity to pay adequate fees to NEDs in order to attract and retain directors of the highest calibre.

B3.  DIRECTORS’ SHARE PLAN

The Directors’ Share Plan is available to both non-executive and executive directors. Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the plan is voluntary, except to the extent that the NED Shareholding Guidelines must be met and therefore the shares acquired are not subject to performance conditions.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years. Shares are subject to a minimum 1 year restriction, during which the shares cannot be traded, and are subject to forfeiture for serious misconduct. All costs associated with the plan are met by the Company.

SECTION C.  EXECUTIVE REMUNERATION STRUCTURE

C1.  REMUNERATION GUIDING PRINCIPLES

ANZ’s reward policy guides the Compensation & Human Resources Committee and management in shaping remuneration strategies and initiatives.

The following principles underpin ANZ’s reward policy:

1. Focus on creating and enhancing value for ANZ’s shareholders;

2. Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3. Significant emphasis on “at risk” components of total rewards linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

4. The provision of a competitive reward proposition to successfully attract, motivate and retain the highest quality individuals required to deliver ANZ’s business and growth strategies.

During 2005 a comprehensive review of reward structures has been conducted against the backdrop of these principles and against the Company’s growth strategy and corporate governance principles. As a result, a number of changes have been made. These changes are detailed in section C4.

Shareholding Guidelines

Direct Reports to the CEO are expected to accumulate ANZ shares, over a five year period, to the value of 200% of their Total Employment Cost (TEC) and to maintain this shareholding while an executive of ANZ. Our next most senior executives are expected to accumulate ANZ shares to the value of 100% of their TEC and to maintain this shareholding while an executive of ANZ. This guideline was introduced in June 2005. New executives will be expected to accumulate the required holdings within five years of appointment.

C2.  REMUNERATION STRUCTURE OVERVIEW

ANZ’s reward structures are designed to meet the needs of ANZ’s specialised business units as well as the markets in which they operate. As a result, the mix of remuneration components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable remuneration opportunities with total employee remuneration differentiated significantly on the basis of performance.

The executive remuneration program (which includes the remuneration of senior managers and the company secretaries) is designed to support the reward principles detailed in section C1, and to underpin the Company’s growth strategy. This program aims to differentiate remuneration on the basis of achievement against group, business unit and individual performance targets which are aligned to sustained growth in shareholder value using a balanced scorecard approach.

The program comprises the following components:

•                  fixed remuneration component (TEC): salary, non-monetary benefits and superannuation contributions (Refer to C3).

•                  variable or “at risk” component (Refer to C4):

•                  Short-Term Incentive (STI); and

•                  Long-Term Incentive (LTI).

The relative weighting of fixed and variable components, for target performance, is set according to the size of the role and competitive market in which the role operates, with the proportion of remuneration “at risk” increasing for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration. Figure 1 below shows the relative mix of Fixed, STI and LTI at target payment levels.

Fixed remuneration is set around the median of the market. STI and LTI payments for on target performance are also set at market median, however the plan design allows for the opportunity to earn upper quartile total remuneration for significant out performance, and significantly reduced payment for underperformance. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C3.  FIXED REMUNERATION

For most executives, fixed remuneration consists of what is referred to as Total Employment Cost (TEC). TEC comprises cash salary, a superannuation contribution, and the remainder as nominated benefits. The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care, laptops and contributions towards the Employee Share Save Scheme (see note 49 of the 2005 Financial Report for details of the Employee Share Save Scheme).

To ensure fixed remuneration remains competitive, the TEC component of executive remuneration is reviewed annually based on individual performance and market data. ANZ operates with a midpoint targeted to the market median being paid in the finance industry in the relevant global markets in which ANZ operates, and a range around this midpoint. International remuneration levels are considered in assessing market competitiveness where an executive’s primary place of residence is outside of Australia or New Zealand, in which case the local market is considered.

1                  Specified Executives’ reward mix pertains to Dr R J Edgar, E Funke Kupper, B C Hartzer, G K Hodges, P R Marriott and S Targett. Refer to E2 for composition of Sir J Anderson’s remuneration

2                  The reward mix for larger senior executive roles and smaller senior executive roles based on average data

C4.  VARIABLE REMUNERATION

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (annually) and in the medium and long-term (over 3 years or more).

The opportunities available to executives under ANZ’s variable reward programs are calibrated to reflect executives’ potential impact on the business, to manage internal relativities, and to ensure competitiveness in the relevant markets in which they operate.

Most executives participate in the short-term incentive (STI) plan detailed in section C4.1 and the long-term incentive (LTI) plan detailed in section C4.2, subject to individual performance thresholds. In some instances, customised STI plans will exist for executives to ensure closer alignment of their rewards with business objectives and market practice. For example, staff in ANZ’s Institutional Division participate in a customised incentive plan more closely aligned with that market. No executive, however, may participate in more than one STI plan.

Equity allocated under ANZ incentive schemes remain at risk until fully vested (in the case of Deferred Shares) or are exercisable (in the case of options or Performance Rights). As such, it is a condition of grant that no schemes are entered into that specifically protect the unvested value of shares, options and Performance Rights allocated. Doing so would constitute a breach of the grant conditions and would result in the forfeiture of the relevant shares or options.

C4.1  Short-Term Incentives

ANZ’s STI approach supports our strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets. Most executives participate in the plan explained below. All STI plans are reviewed and approved by the Compensation & Human Resources Committee.

Determination of Award Levels

The size of the overall pool available each year is determined based on ANZ Group performance against a balanced scorecard of financial and qualitative measures. This pool is then distributed amongst divisions and then individuals based on relative performance.

Each executive has a target STI which is determined according to seniority and market relativities. The size of the actual STI payment made at the end of each financial year to individuals may be at, above or below the target and this will be determined according to ANZ Group, Division and Individual Performance.

Performance objectives are set at the start of each financial year according to a balanced scorecard of measures at the Group, Division and Individual level. These measures are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. Division and Individual objectives are a subset of the Group objectives, which ensures there is alignment of objectives through the executive population.

Performance objectives under ANZ’s balanced scorecard include a number of qualitative and quantitative measures which include, but are not limited to:

•                  Financial Measures including: Economic Value Added (EVATM); Revenue and Net Profit After Tax

•                  Customer Measures including: Customer Satisfaction and Market Share

•                  Employee Engagement, Risk Management and Compliance Measures

•                  Environment, Health & Safety and Community Measures.

The STI is payable 100% in cash (except where specific business plans require otherwise). Executives are able to elect to sacrifice part or all of their incentive towards the purchase of ANZ shares which are restricted from sale for 12 months, or towards additional superannuation contributions.

The target STI award level for Specified Executives is 100% of TEC in 2005 (increasing from 67% of TEC), with a maximum STI award of 150% of TEC. For larger senior executive roles in the general ANZ STI plan, the target STI is 67% of TEC, with a maximum of 100% of TEC, and for smaller senior executive roles the target is 43% of TEC and the maximum 65% of TEC. Note, the target and maximum STI amounts for larger and smaller senior executive roles may vary for customised incentive schemes.

C4.2  Long-Term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ remuneration to the attainment of sustained growth in shareholder value.

A comprehensive review of ANZ’s Long-Term Incentive Program was conducted in 2005 which resulted in a number of changes. The annual LTI allocation to be made in November 2005 will now be delivered as 100% Performance Rights. It was previously delivered as Hurdled Options (50% of grant LTI value) and Deferred Shares (50% of grant LTI value). It was decided that the entire LTI allocation should be linked to a single long-term performance measure.

The size of individual LTI grants is determined by an individual’s level of responsibility, performance and the assessed potential of the executive. Typically at the most senior levels the Target LTI value will range from around 10% to 24% of the individual’s target reward mix, as shown in Figure 1 in Section C2.

Executives are advised of their LTI dollar value, which is then converted into a number of Performance Rights based on an audited valuation. ANZ engages external experts (PricewaterhouseCoopers and Mercer Finance & Risk Consulting) to independently value the Performance Right, taking into account factors including the performance conditions, life of instrument, share price at grant date etc. These valuations are then audited by KPMG. The Board then approves use of the highest value. The LTI dollar value is then divided by the approved value of the Performance Right to determine the number of rights to be allocated.

EXAMPLE

•                  Executive granted LTI value of $60,000

•                  Approved Performance Right Valuation is $10.85 per Performance Right

•                  $60,000 / $10.85 = 5,530 Performance Rights allocated to executive

LTI allocations are made annually in or around November.

Performance Rights

(To be granted from October 2005)

A Performance Right is a right to acquire a share at nil cost, subject to satisfactorily meeting time and performance hurdles. Upon exercise, each Performance Right entitles the holder to one ordinary share. Performance Rights are ANZ’s preferred LTI delivery vehicle as they provide a clearer, more tangible value to the executive, subject to satisfactorily performing relative to the performance hurdle for vesting. Performance Rights are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return (TSR) outperforming peers. TSR represents the change in the value of a share plus the value of reinvested dividends paid. TSR was chosen as the most appropriate comparative measure as it focuses on the delivery of shareholder value and is a well understood and tested mechanism to measure performance.

The TSR vesting scale is designed to ensure that executive rewards are directly linked to the Company’s TSR and are therefore aligned to the outcomes experienced by other shareholders. The proportion of Performance Rights that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group (shown below) over a three-year period. There will not be any retesting feature.

Performance equal to the 50th percentile of the comparator group will result in half the Performance Rights becoming exercisable. Performance above the 50th percentile will result in further Performance Rights becoming exercisable, increasing on a straight-line basis until all of the Performance Rights become exercisable where ANZ’s TSR is at or above the 75th percentile when compared with the comparator group. TSR is measured on a pro-rata basis; where ANZ’s performance falls between two of the comparators, the actual relative level of TSR, rather than simple ranking, will determine the level of vesting.

An averaging calculation will be used for TSR over a 90 day period for start and end values in order to reduce share price volatility.

It should also be noted that where median performance is achieved, executives’ total remuneration will typically be below market median for the financial services industry. 75th percentile performance is required for full vesting which enables executives to receive the full value of their LTI. To ensure an independent TSR measurement, ANZ engages the services of an external organisation (Macquarie Financial Services) to calculate ANZ’s performance against the TSR hurdle.

The conditions under which Performance Rights are granted are approved by the Board in accordance with the rules of the ANZ Share Option Plan. Performance conditions are explained in more detail below.

Each Performance Right has the following features

•                  The performance hurdle is tested at the end of three years;

•                  No dividends will be payable on the Performance Rights until they vest;

•                  A two-year exercise period that commences three years after the grant date subject to the performance hurdle being cleared;

•                  Upon exercise, each Performance Right entitles the holder to one ordinary share;

•                  In case of dismissal for misconduct, Performance Rights are forfeited;

•                  In case of resignation or termination on notice, only Performance Rights that become exercisable by the end of the notice period may be exercised;

•                  In case of retrenchment or retirement, Performance Rights will be performance tested at the date of termination, and where performance hurdles have been met, Performance Rights will be pro-rated and a grace period provided in which to exercise;

•                  In case of death or total and permanent disablement, a grace period is provided in which to exercise all Performance Rights. The hurdles would be waived; and

•                  Performance hurdle, which is explained above.

Comparator Group

The peer group of companies against which ANZ’s TSR performance is measured, comprises the following companies:

AMP Limited
AXA Asia Pacific Holdings Limited
Commonwealth Bank of Australia
Insurance Australia Group Limited
Macquarie Bank Limited
National Australia Bank Limited
QBE Insurance Group Limited
St George Bank Limited
Suncorp-Metway Limited
Westpac Banking Corporation

This comparator group was chosen because it represents ANZ’s key competitors in the financial services industry, are an appropriate reference group for investors and are of sufficient size by market capitalisation and weight in ASX Top 50.

Refer to Equity Instruments Transactions Section K in Note 51 for details pertaining to legacy LTI equity vehicles (which are yet to vest).

C5.  PERFORMANCE OF ANZ

Table 4 shows ANZ’s annual performance over the five-year period spanning 1 October 2000 to 30 September 2005. The table illustrates the impact of ANZ’s performance on shareholder wealth, taking into account dividend payments, share price changes and returns on capital during the financial year.

TABLE 4

	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005

Basic Earnings Per Share (EPS)	112.7	141.4	142.4	153.1	160.9
NPAT ($m)	1,870	2,322	2,348	2,815	3,018
Total Dividend (cps)	73	85	95	101	110
Share price at 30 September ($)	15.28	16.88	17.17	19.02	24.00
Total Shareholder Return (%)	26.2	15.3	6.7	17.0	32.6

In table 4, ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has been shown for each individual financial year between 2001 and 2005. Figure 2 however, compares ANZ’s TSR performance against the median TSR of the LTI comparator group and the S&P/ASX 200 Banks Accumulation Index over the 2000 to 2005 measurement period. The difference between S&P/ASX 200 Banks Accumulation Index and the median of ANZ’s comparator group over the 2004 and 2005 financial years is due to the weightings in the Index of the large banking institutions that have underperformed comparatively during this period; whereas the organisations in ANZ’s comparator group are weighted evenly.

SECTION D.  CHIEF EXECUTIVE OFFICER’S REMUNERATION

D1.  CEO REMUNERATION OVERVIEW

The structure of J McFarlane’s remuneration, which is in accordance with his employment agreement, is as follows:

•      Fixed Remuneration: Consists of salary, benefits and superannuation contributions. Since October 2003, J McFarlane has elected to receive almost all of his Fixed Remuneration in the form of shares purchased under the Directors’ Share Plan. These shares are not subject to a performance condition as they are provided in place of cash remuneration at the CEO’s choice. However, they are subject to forfeiture in case of termination for serious misconduct.

•      Short-Term Incentive: The Board sets J McFarlane’s balanced scorecard at the beginning of the financial year. The Board then assesses performance against these objectives at the end of the year. These objectives are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. These objectives include a number of quantitative and qualitative measures, which include (but are not limited to) financial, customer, people, environment and community measures. J McFarlane’s STI may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

•      Long-Term Incentive: J McFarlane’s Long-Term Incentive is made up of Hurdled Options and Performance Shares as approved by shareholders at the 2001 and 2004 Annual General Meetings respectively. The performance conditions pertaining to the options issued during the year are indicated in Equity Instruments Transactions Section K1 Hurdled A options of Note 51.

The remuneration of J McFarlane for the year ended 30 September 2005 is set out in Table 1 in Section A. The mix of remuneration for J McFarlane under his current contract is made up as follows:

•                  Fixed Remuneration of $2,000,000 per annum;

•                  Target variable Short-Term Incentive of $2,000,000 per annum;

•                  Long-Term Incentive of $2,600,000 – one allocation only (based on valuation of 175,000 performance shares at issue).

Shareholding Guideline

The Chief Executive Officer of ANZ is expected to accumulate ANZ shares, over a five year period, to the value of 200% of his Fixed Remuneration and to maintain this shareholding while CEO of ANZ. This shareholding guideline was introduced in September 2005 and adherence to this guideline will be regularly monitored.

D2.  CEO’S CONTRACT TERMS

On 26 October 2004, the Company announced an extension to J McFarlane’s contract:

•                  The term of the contract was extended by one year to 30 September 2007;

•                  In addition to mandatory superannuation contributions, the Company makes additional employer contributions of $300,000 per annum (effective from 1 October 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

•                  J McFarlane was granted 175,000 Performance Shares on 31 December 2004.

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

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends on 30 September 2007). If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions). In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination.

Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options and Performance Shares will be forfeited. In the event of termination on notice or agreed separation, all vested options and Performance Shares must be exercised within 6 months of the termination or agreed separation date, subject to meeting the relevant performance hurdles. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited. On resignation or termination on notice, shares held under the Directors’ Share Plan will be released.

D4.  CEO’S PARTICIPATION IN EQUITY PROGRAMS

Hurdled Options

At the 2001 Annual General Meeting, four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. For options granted to the CEO, the exercise price is equal to the weighted average share price on the ASX during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles, for options granted during the year, are indicated in Equity Instruments Transactions Section K1 (Hurdled A) of Note 51, and for Performance Shares in Equity Instruments Transactions Section K3 of Note 51. For options granted to the CEO, the life and exercise period may differ, as disclosed in Equity Instruments Transactions Section C of Note 51.

Performance Shares

175,000 Performance Shares were issued to J McFarlane on 31 December 2004 as part of his contract extension, as approved by shareholders at the 2004 Annual General Meeting. No dividends will be payable on the shares until they vest. Vesting will be subject to time and performance hurdles being satisfied as detailed in Equity Instruments Transactions Section K3 of Note 51. As these Performance Shares were granted as part of J McFarlane’s contract extension, as opposed to a new contract, the conditions of grant were aligned with those of the original contract apart from the application of a TSR performance hurdle.

Directors’ Share Plan

J McFarlane participates in the Directors’ Share Plan, which is explained in section B3.

Please refer to Equity Instruments Transactions in Note 51 for details of grants and holdings.

SECTION E.  SPECIFIED EXECUTIVES’ CONTRACT TERMS

Contractual terms for most executives are similar, but do, on occasion, vary to suit different needs. Section E1 details the contractual terms for those Specified Executives who are on open-ended contracts. Section E2 details the contractual terms for Sir J Anderson, who is on a fixed term contract.

E1.  OPEN-ENDED CONTRACTS (Dr RJ EDGAR, E FUNKE KUPPER, BC HARTZER, GK HODGES, PR MARRIOTT, S TARGETT)

Length of Contract	Open-ended.

Fixed Remuneration	Remuneration consists of salary, mandatory employer superannuation contributions and benefits.

Short-Term Incentive	Eligible to participate. Target opportunity of 100% of Total Employment Cost (refer to section C4.1 for details of short-term incentive arrangements).

Long-Term Incentive	Eligible to participate at the Board’s discretion – refer to section C4.2 for long-term incentive arrangements.

Resignation	Employment may be terminated by giving 6 months’ written notice. On resignation any options and unvested deferred shares will be forfeited.

Retirement	On retirement, shares and options are released in full.

Termination on Notice by ANZ

ANZ may terminate the executive’s employment by providing 12 months’ written notice or payment in lieu of the notice period based on Total Employment Cost (TEC).

On termination on notice by ANZ any options or LTI deferred shares that have vested, or will vest during the notice period will be released, in accordance with the ANZ Share Option Plan Rules. LTI shares that have not yet vested will generally be forfeited, although for some executives (E Funke Kupper, BC Hartzer and PR Marriott) these shares will be released in full. Deferred shares granted under STI arrangements will vest in full for all executives.

There is discretion to pay incentives on a pro-rata basis (depending on termination date and subject to business performance).

Redundancy

If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months TEC.

All STI deferred shares are released. All options granted since 24 April 2002 are released on a pro-rata basis – all prior grants may be exercised. All LTI deferred shares granted since 23 October 2002 are released on a pro-rata basis – all prior grants will vest.

There is discretion to pay incentives on a pro-rata basis (depending on termination date and subject to business performance).

Death or Total and Permanent Disablement	All options and shares released; pro-rata incentive.

Termination for serious misconduct

ANZ may immediately terminate the executive’s employment at any time without notice in the case of serious misconduct, and the employee will only be entitled to payment of TEC up to the date of termination.

On termination for serious misconduct any options and any deferred shares still held in trust will be forfeited.

Other Aspects

S Targett: Subject to continued employment and the approval of the Board, four tranches to the value of $700,000 each of deferred shares to be granted at six month intervals in May and November in  2004 and 2005, and Hurdled Options with a value of $750,000 granted within 3 months of  commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On Termination on Notice, sign-on options can be exercised as a pro-rata proportion to the period of employment. Sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.

E2.  FIXED TERM CONTRACT (SIR J ANDERSON)

Length of Contract	Contract was effective from 1 December 2003 to 30 September 2005, and extended to 15 April 2006.

Fixed Remuneration	The Total Employment Cost (TEC) package is NZD 1,000,000 per annum and is inclusive of employer contributions to the superannuation fund.

Short-Term Incentive	STI payments are subject to both business and individual performance. The target payment is 50% of TEC.

Equity Participation

A Zero priced option (ZPO) is a right to acquire a share at nil cost. ZPOs are granted as part of Sir J Anderson’s contract under the ANZ Share Option Plan. They were designed to deliver equity to the CEO of The National Bank of New Zealand (NBNZ) and to meet the particular needs and circumstances at the time of the acquisition of NBNZ. Grants are fixed at NZD500,000 worth of ZPOs annually, granted in two tranches per annum and with a nil exercise price. The ZPOs have no time based vesting criteria, and so can be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson may terminate his employment by giving 12 months’ written notice. On resignation any ZPOs which have not been exercised as at the termination date will lapse.

Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at 1 December 2003, including Sir J Anderson. Under this policy, a payment will be made to
Sir J Anderson on his retirement that is equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution). This value is then grossed up for tax (i.e. divided by 0.61) and from this value the total accrual value of long service leave taken is deducted.

Termination on Notice by ANZ

ANZ National Bank Limited may terminate Sir J Anderson’s employment by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on 15 April 2006). On termination on notice, any options may be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	Exercise any ZPOs; pro-rata incentive.

Termination for serious misconduct

ANZ National Bank Limited may terminate Sir J Anderson’s employment at any time without notice for serious misconduct, and Sir J Anderson will only be entitled to payment up to the date of termination. On termination for serious misconduct any ZPOs which have not been exercised as at the termination date will lapse.

E3.  PARTICIPATION IN EQUITY PROGRAMS

A number of shares and options are granted to executives under the remuneration programs detailed in Section C. For Specified Executives, details of all grants made during the year and legacy LTI programs are listed in Equity Instruments Transactions Section K, of Note 51. Aggregate holdings of shares and options are also shown. The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years.

The directors and specified executives shares and options disclosures are detailed in Note 51: Directors and Specified Executives – Related Party Transactions.

NOTES TO THE FINANCIAL STATEMENTS

51:  DIRECTORS AND SPECIFIED EXECUTIVES - RELATED PARTY TRANSACTIONS

This note covers the related party transactions (excluding remuneration information as detailed in Note 50) of the directors of the Company and the specified executives as required by AASB1046 “Director and Executive Disclosures by Disclosing Entities” and the Corporations Act 2001.

Directors

Non Executive

CB Goode

GJ Clark

JC Dahlsen (retired 3 February 2005)

RS Deane

JK Ellis

DM Gonski

MA Jackson

DE Meiklejohn

JP Morschel

BWScott (retired 23 April 2005)

Executive

J McFarlane

Specified Executives

Sir J Anderson

Dr RJ Edgar

E Funke Kupper

BC Hartzer

GK Hodges

PR Marriott

S Targett

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

LOAN TRANSACTIONS

Details regarding loans outstanding at the reporting date to directors and specified executives including personally related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above), where the individuals aggregate loan balance exceeded $100,000 at any time in the reporting period, are as follows:

			Interest paid and
	Balance	Balance	payable in the		Highest balance
	1 October 2004	30 September 2005	reporting period		in the reporting period
	$	$	$		$
Directors

Non-executive Directors
J P Morschel	310,000	716,880	51,127		779,933
J C Dahlsen(1)	17,695,111	14,736,607	1,024,458		17,695,111
D M Gonski	18,342,000	18,342,000	1,097,742		18,342,000

Executive Directors
J McFarlane(2)	10,349,429	6,264,681	495,517		16,249,944

Specified executives
R J Edgar	181,814	918,284	17,001		1,130,316
E Funke Kupper	680,000	680,000	4,797	(3)	680,000
B C Hartzer	2,645,581	2,703,626	163,028	(3)	2,771,944
G K Hodges	1,172,688	1,019,242	61,658		2,869,921

(1)          J C Dahlsen ceased to be a director in February 2005

(2)          The loan balances as at 30 September 2005 largely relate to loans for the purchase of ANZ shares, including the exercise of options

(3)          Interest payments were reduced as a result of a linked offset account

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to each group of directors and specified executives including related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above) are as follows:

			Interest paid and
	Balance	Balance	payable in the	Number in group at
	1 October 2004	30 September 2005	reporting period	30 September
	$	$	$
Directors
2005	46,696,540	40,060,168	2,668,844	4	(3)

Specified executives
2005	4,680,083	5,321,152	246,483	4	(3)

(3)          Number in the Group includes directors and specified executive with loan balances greater than zero

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

EQUITY INSTRUMENTS TRANSACTIONS

The Company equity instruments and transactions relating to the Directors of the Company and the Corporations Act 2001 and AASB 1046 specified executives of the Group and Company are detailed as follows:

A.  SHAREHOLDINGS OF NON-EXECUTIVE DIRECTORS (INCLUDING MOVEMENTS DURING THE YEAR)

	Balance of	Shares	Shares resulting	Balance of	Balance of
	shares as	acquired	from any other	shares held	shares held as
	at 1 October	during the year	change during	as at 30 Sept	at Financial Report
Name	2004(1)	in lieu of salary(2)	the year(3)	2005(1),(4)	sign-off date(1)
CB Goode	502,464	20,781	12,392	535,637	559,451
GJ Clark	2,000	—	—	2,000	3,766
JC Dahlsen (retired 3 February 2005)	121,915	—	(8,441)	113,474	113,474
RS Deane	75,364	—	—	75,364	75,364
JK Ellis	84,476	1,703	5,017	91,196	92,658
DM Gonski	52,612	2,055	237	54,904	57,217
MA Jackson	93,297	—	—	93,297	93,297
DE Meiklejohn	4,185	—	2,141	6,326	6,326
JP Morschel	4,000	1,502	—	5,502	7,268
BW Scott (retired 23 April 2005)	72,475	—	(6,494)	65,981	65,981

(1)          Balance of shares held at 1 October 2004, 30 September 2005 and 2 November 2005 (Financial Report sign-off date), includes directly held shares, nominally held shares and shares held by personally related entities.

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to Section B3 of Note 50, for an overview of the Directors’ Share Plan).

(3)          Other shares resulting from any other changes during the year include the net result of any shares purchased, sold or acquired under the Dividend Reinvestment Plan.

(4)          The following shares were nominally held as at 30 September 2005: CB Goode – 141,860; RS Deane – 73,000; JK Ellis– 23,900; DM Gonski – 52,159; MA Jackson – 10,632; DE Meiklejohn – 2,656; JP Morschel – 1,502.

B.  SHAREHOLDINGS OF CHIEF EXECUTIVE OFFICER (CEO) (INCLUDING MOVEMENTS DURING THE YEAR)

				Shares acquired	Shares resulting	Balance	Balance of shares
Balance of	Shares acquired	Performance	Value of performance	during the year	from any other	of shares	held as at
shares as at	during the year	shares granted	shares granted	through the exercise	change during	held as at	Financial Report
1 Oct 2004(1)	in lieu of salary(2)	during the year(3),(4)	during the year(5)	of options(6)	the year(7)	30 Sep 2005(1),(8)	sign-off date(1)
$
1,690,507	89,995	175,000	2,628,500	500,000	(635,787)	1,819,715	1,820,056

(1)          Balance of shares held at 1 October 2004, 30 September 2005 and 2 November 2005 (Financial Report sign-off date) includes directly held shares, nominally held shares and shares held by personally related entities.

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to Section B3 of Note 50) for an overview of the Directors’ Share Plan).

(3)          The grant of performance shares on 31 December 2004 was approved by shareholders at the 2004 AGM, with the earliest vesting date being 31 December 2006. Refer to Section K3 for further details.

(4)          Nil performance shares forfeited or vested. The maximum amortisation balance (i.e. 1 October 2005 to vesting date) is $1,645,513 for subsequent financial years, however the value will be nil if the minimum performance hurdle is not achieved.

(5)          The fair value of performance shares granted during the year is based on the fair value of the shares as at 31 December 2004 ($15.02) multiplied by the number granted.

(6)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(7)          Other shares resulting from any other changes during the year includes the net result of any shares purchased, sold, or acquired under the Dividend Reinvestment Plan. It also includes those shares received on 28 October 2004 in regards to the 2004 incentive (for the period ending 30 September 2004).

(8)          1,270,176 shares were held nominally as at 30 September 2005.

C. OPTIONS GRANTED TO CEO(1)

							Percentage that	Vested and	Vested and
Type of		First date	Date of		Number	Number vested	vested during	exercisable as at	unexercisable as
Options	Grant date	exercisable	expiry(4)	Exercise price(5)	granted (6),(7)	during the year	the year %	30 Sep 2005	at 30 Sep 2005
				$
Hurdled(2)	31-Dec-01	31-Dec-04	31-Dec-05	16.48	500,000	500,000	100	—	—
Hurdled A	31-Dec-01	31-Dec-03	31-Dec-07	16.80	500,000	—	—	500,000	—
Hurdled A	31-Dec-02	31-Dec-04	31-Dec-07	16.69	1,000,000	1,000,000	100	500,000	500,000
Hurdled A	31-Dec-03	31-Dec-05	31-Dec-08	17.48	1,000,000	—	—	—	—
Hurdled A(3)	31-Dec-04	31-Dec-06	31-Dec-08	20.49	500,000	—	—	—	—
Total					3,500,000	1,500,000		1,000,000	500,000

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(2)          The options may be exercised only if the “ANZ Accumulation Index” over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the “ASX 100 Accumulation Index” calculated over the same period. Refer to Section K1 for Hurdled A details.

(3)          The fair value per option at the 31 December 2004 grant date is $1.98. Refer to Section I for details of the valuation methodology and inputs.

(4)          Treatment of options on termination of employment is explained in Section D3 of Note 50.

(5)          The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s Annual General Meeting. Note, the original exercise price of options issued prior to the Renounceable Rights issue in November 2003, have been reduced by 72 cents because of the dilution of share capital associated with the Renounceable Rights issue.

(6)          Nil options forfeited or expired during the period.

(7)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) is $885,321 for subsequent financial years, however the value will be nil if the minimum performance hurdles are not achieved.

D.  OPTION HOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR) (1)

					Number of		Share price			Totalvalue of
	Granted during	Value of	Exercised	Date of	ordinary shares	Value of	on date of		Balance	options granted
Balance as	the year as	options granted	during	exercise	issued on exercise	options exercised	exercise of	Amount paid	as at	and exercised
at 1 Oct 2004	remuneration	during the year(2)	the year	of options	of options	during the year(3)	of options	per share	30 Sep 2005	during the year
		$				$	$	$		$
3,000,000	500,000	990,000	500,000	08-Aug-05	500,000	2,530,000	21.54	16.48	3,000,000	3,520,000

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(2)          The value of options granted during the year is based on the fair value of the option ($1.98) multiplied by the number granted. Refer to section I, for details of the valuation methodology and inputs.

(3)          The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

E. DEFERRED SHARES GRANTED TO SPECIFIED EXECUTIVES

LTI Deferred Shares(1)

				Value of deferred	Number that	Percentage
			Number	shares granted	vested during	that vested
Name	Grant date	Vesting date	granted(2),(3)	during the year(4)	the year	during the year
				$		%
Dr RJ Edgar	24-Oct-01	24-Oct-04	2,700	n/a	2,700	100
	24-Apr-02	24-Apr-05	3,200	n/a	3,200	100
	23-Oct-02	23-Oct-05	7,600	n/a	—	—
	20-May-03	20-May-06	8,500	n/a	—	—
	05-Nov-03	05-Nov-06	8,889	n/a	—	—
	05-Nov-03	05-Nov-06	25,000	n/a	—	—
	11-May-04	11-May-07	8,452	n/a	—	—
	05-Nov-04	05-Nov-07	6,519	134,941	—	—
	05-Nov-04	05-Nov-07	26,000	538,189	—	—
Total			96,860	673,130	5,900	6
E Funke Kupper	24-Oct-01	24-Oct-04	6,000	n/a	6,000	100
	24-Apr-02	24-Apr-05	4,500	n/a	4,500	100
	23-Oct-02	23-Oct-05	8,000	n/a	—	—
	20-May-03	20-May-06	6,800	n/a	—	—
	05-Nov-03	05-Nov-06	6,838	n/a	—	—
	11-May-04	11-May-07	6,256	n/a	—	—
	05-Nov-04	05-Nov-07	6,018	124,570	—	—
Total			44,412	124,570	10,500	24
BC Hartzer	24-Oct-01	24-Oct-04	2,800	n/a	2,800	100
	24-Apr-02	24-Apr-05	4,600	n/a	4,600	100
	23-Oct-02	23-Oct-05	6,600	n/a	—	—
	20-May-03	20-May-06	6,500	n/a	—	—
	05-Nov-03	05-Nov-06	7,408	n/a	—	—
	11-May-04	11-May-07	7,135	n/a	—	—
	05-Nov-04	05-Nov-07	9,127	188,925	—	—
Total			44,170	188,925	7,400	17
GK Hodges	24-Oct-01	24-Oct-04	1,000	n/a	1,000	100
	24-Apr-02	24-Apr-05	1,400	n/a	1,400	100
	23-Oct-02	23-Oct-05	3,800	n/a	—	—
	20-May-03	20-May-06	6,500	n/a	—	—
	05-Nov-03	05-Nov-06	5,699	n/a	—	—
	11-May-04	11-May-07	6,586	n/a	—	—
	05-Nov-04	05-Nov-07	7,522	155,702	—	—
Total			32,507	155,702	2,400	7
PR Marriott	24-Oct-01	24-Oct-04	5,700	n/a	5,700	100
	24-Apr-02	24-Apr-05	5,500	n/a	5,500	100
	23-Oct-02	23-Oct-05	9,300	n/a	—	—
	20-May-03	20-May-06	9,100	n/a	—	—
	05-Nov-03	05-Nov-06	9,573	n/a	—	—
	11-May-04	11-May-07	9,275	n/a	—	—
	05-Nov-04	05-Nov-07	8,475	175,429	—	—
Total			56,923	175,429	11,200	20
S Targett	05-Nov-04	05-Nov-07	6,519	134,941	—	—

(1)          Deferred shares issued as LTI shares were granted under the ANZ Long-Term Incentive Program and relate to those deferred shares granted or vested during the year, and those yet to vest. The shares are restricted for 3 years and maybe held in trust for up to ten years. Refer to Section K2 for more details

(2)          Nil shares forfeited during the year

(3)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $801,535; E Funke Kupper $220,014; BC Hartzer $275,486; GKHodges $235,101; PR Marriott $311,436; STargett $94,397

(4)          The value of deferred shares granted during the year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted

STI Deferred Shares(1)

				Number that	Percentage
			Number	vested during	that vested
Name	Grant date	Vesting date	granted(2),(3)	the year	during the year
					%
Dr RJ Edgar	24-Oct-01	24-Oct-04	3,891	3,891	100
	24-Apr-02	24-Apr-05	4,302	4,302	100
	23-Oct-02	23-Oct-05	6,423	—	—
	20-May-03	20-May-06	5,622	—	—
	05-Nov-03	05-Nov-06	6,781	—	—
	11-May-04	11-May-07	7,683	—	—
Total			34,702	8,193	24
E Funke Kupper	24-Oct-01	24-Oct-04	6,510	6,510	100
	24-Apr-02	24-Apr-05	5,724	5,724	100
	23-Oct-02	23-Oct-05	8,554	—	—
	20-May-03	20-May-06	4,148	—	—
	05-Nov-03	05-Nov-06	7,636	—	—
	11-May-04	11-May-07	7,052	—	—
Total			39,624	12,234	31
BC Hartzer	24-Oct-01	24-Oct-04	7,058	7,058	100
	24-Apr-02	24-Apr-05	6,364	6,364	100
	23-Oct-02	23-Oct-05	4,457	—	—
	20-May-03	20-May-06	1,992	—	—
	05-Nov-03	05-Nov-06	7,322	—	—
	11-May-04	11-May-07	7,244	—	—
Total			34,437	13,422	39
GK Hodges	24-Oct-01	24-Oct-04	3,128	3,128	100
	24-Apr-02	24-Apr-05	3,324	3,324	100
	23-Oct-02	23-Oct-05	4,761	—	—
	20-May-03	20-May-06	4,503	—	—
	05-Nov-03	05-Nov-06	5,129	—	—
	11-May-04	11-May-07	5,653	—	—
Total			26,498	6,452	24
PR Marriott	24-Oct-01	24-Oct-04	5,963	5,963	100
	24-Apr-02	24-Apr-05	5,475	5,475	100
	23-Oct-02	23-Oct-05	8,527	—	—
	20-May-03	20-May-06	5,403	—	—
	05-Nov-03	05-Nov-06	7,978	—	—
	11-May-04	11-May-07	9,604	—	—
Total			42,950	11,438	27

(1)          Deferred shares issued as STI shares were granted under a historical ANZ Short-Term Incentive Program and relate to those deferred shares vested during the year and those yet to vest (STI is now delivered generally as 100% cash, therefore no STI deferred shares were granted to Specified Executives during the year. Refer Section C4.1 of Note 50). The shares are restricted for 3 years and may be held in trust for up to ten years

(2)          Nil shares forfeited during the year

(3)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $141,285; E Funke Kupper $135,693; BC Hartzer $125,786; GKHodges $106,248;
PR Marriott $167,451

Other Deferred Shares(1)

				Value of deferred	Number that	Percentage
			Number	shares granted	vested during	that vested
Name	Grant date	Vesting date	granted(2),(3)	during the year(4)	the year	during the year
				$		%
S Targett	11-May-04	11-May-07	38,419	n/a	—	—
	05-Nov-04	05-Nov-07	35,105	726,659	—	—
	13-May-05	13-May-08	32,080	707,339	—	—
Total			105,604	1,433,998	—	—

(1)          Other deferred shares issued to S Targett relate to the issue of deferred shares (four tranches to the value of $700,000 each to be issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

(2)          Nil shares forfeited during the year

(3)          The maximum amortisation balance (i.e. 1 October 2005 to vesting date) is $1,498,908 for subsequent financial years

(4)          The value of deferred shares granted during the year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted

F. SHAREHOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

		Shares	Number of shares	Shares resulting	Balance
	Balance	granted	acquired during the	from any other	of shares
	of shares as at	during the year	year through	change during	held as at
Name	1 Oct 2004(1)	as remuneration	exercise of options	the year(2)	30 Sep 2005(1),(3)
Sir J Anderson	12,022	—	22,370	—	34,392
Dr RJ Edgar	384,214	32,519	75,000	(70,000)	421,733
E Funke Kupper(4)	185,008	6,018	134,000	(135,134)	189,892
BC Hartzer	79,046	9,127	—	465	88,638
GK Hodges	139,397	7,522	55,000	(55,000)	146,919
PR Marriott	677,867	8,475	80,000	(124,709)	641,633
S Targett	38,419	73,704	—	1,000	113,123

(1)          Balance of shares held at 1 October 2004 and 30 September 2005, include directly held shares, nominally held shares and shares held by personally related entities

(2)          Other shares resulting from any other changes during the year include the net result of any shares purchased, sold or acquired under the Dividend Reinvestment Plan

(3)          The following shares were held nominally as at 30 September 2005: Sir J Anderson – 55; Dr RJ Edgar – 213,510; E Funke Kupper – 189,242; BC Hartzer –78,607; GK Hodges – 104,012; PR Marriott – 177,930; S Targett– 112,123

(4)          Amounts shown do not include ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS).E Funke Kupper held 500 ANZ StEPS as at 1 October 2004; this holding remained unchanged up to and including 30 September 2005. No other Specified Executives held ANZ StEPS

G. OPTIONS GRANTED TO SPECIFIED EXECUTIVES

							Value per option
							at grant date			Vested and
							for options	Number	Percentage	exercisable
		Grant	First date	Date of	Exercise	Number	granted during	vested during	that vested	as at
Name	Type of options(2)	date	exercisable	expiry(3)	price(4)	granted(5),(6)	the year(7)	the year	during the year	30 Sep 2005
					$				%
Sir J Anderson	Zero-Priced	05-Nov-04	05-Nov-04	04-Nov-06	—	11,699	20.70	11,699	100	—
	Zero-Priced	13-May-05	13-May-05	12-May-07	—	10,671	22.05	10,671	100	—
Total						22,370		22,370	100	—
Dr RJ Edgar	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	34,000	n/a	34,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	41,000	n/a	41,000	100	—
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	125,000	n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	147,000	n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	66,666	n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	63,115	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000	2.50	—	—	—
Total						528,781		75,000	14	—
E Funke Kupper	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	77,000	n/a	77,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	57,000	n/a	57,000	100	—
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	131,000	n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	119,000	n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	51,282	n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	46,722	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	48,000	2.50	—	—	—
Total						530,004		134,000	25	—
BC Hartzer	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	42,000	n/a	—	—	42,000
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	36,000	n/a	36,000	100	36,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	59,000	n/a	59,000	100	59,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000	n/a	50,000	100	50,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	109,000	n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	113,000	n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	55,555	n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	53,279	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	72,800	2.50	—	—	—
Total						590,634		145,000	25	187,000

H. OPTION HOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

				Resulting
			Granted during	from any	Value of
		Balance as	the year as	other change	options granted	Exercised
Name	Type of options	at 1 Oct 2004	remuneration	during year	during the year(1)	during the year
					$
Sir J Anderson	Zero-priced(1)	—	22,370	—	477,452	11,699
						10,671
Dr RJ Edgar	Hurdled	204,781	52,000	—	130,000	34,000
						41,000
	Index-Linked	272,000	—	—	—	—
E Funke Kupper	Hurdled	232,004	48,000	—	120,000	77,000
						57,000
	Index-Linked	250,000	—	—	—	—
BC Hartzer	Hurdled	295,834	72,800	—	182,000	—
	Index-Linked	222,000	—	—	—	—
GK Hodges	Hurdled	214,316	60,000	—	150,000	26,000
						16,000
						13,000
	Index-Linked	176,000	—	—	—	—
PR Marriott	Hurdled	559,057	67,600	—	169,000	80,000
	Index-Linked	311,000	—	—	—	—
	Other(4)	11,000	—	442	—	—
S Targett	Hurdled	307,377	52,000	—	130,000	—

(1)          The value of options granted during the year is based on the fair value of the option multiplied by the number granted. Refer to section I for details of the valuation methodology and inputs

(2)          The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted

								Value per option
								at grant date			Vested and
								for options	Number	Percentage	exercisable
		Grant	First date	Date of	Exercise	Number		granted during	vested during	that vested	as at
Name	Type of options(2)	date	exercisable	expiry(3)	price(4)	granted(5,(6)		the year(7)	the year	during the year	30 Sep 2005
					$					%
GK Hodges	Hurdled A	21-Nov-00	22-Nov-03	21-Nov-07	13.62	26,000		n/a	—	—	—
	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	16,000		n/a	—	—	—
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	13,000		n/a	13,000	100	—
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	17,400		n/a	17,400	100	17,400
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	50,000		n/a	50,000	100	50,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	63,000		n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	113,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	42,735		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	49,181		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	60,000		2.50	—	—	—
Total						450,316			80,400	18	67,400
PR Marriott	Hurdled A	23-Feb-00	23-Feb-03	22-Feb-07	9.39	25,000		n/a	—	—	25,000
	Hurdled A	21-Nov-00	22-Nov-03	21-Nov-07	13.62	170,000		n/a	—	—	170,000
	Hurdled A	24-Apr-01	25-Apr-04	24-Apr-08	12.98	80,000		n/a	—	—	—
	Hurdled A	24-Oct-01	25-Oct-04	24-Oct-08	16.33	73,000		n/a	73,000	100	73,000
	Hurdled A	24-Apr-02	24-Apr-05	24-Apr-09	18.03	70,000		n/a	70,000	100	70,000
	Index Linked	23-Oct-02	23-Oct-05	22-Oct-09	17.34	153,000		n/a	—	—	—
	Index Linked	20-May-03	20-May-06	19-May-10	17.60	158,000		n/a	—	—	—
	Hurdled A	05-Nov-03	05-Nov-06	04-Nov-10	17.55	71,794		n/a	—	—	—
	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	69,263		n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	67,600		2.50	—	—	—
Total						937,657			143,000	15	338,000
S Targett	Hurdled A	11-May-04	11-May-07	10-May-11	18.22	307,377	(8)	n/a	—	—	—
	Hurdled B	05-Nov-04	05-Nov-07	04-Nov-11	20.68	52,000		2.50	—	—	—
Total						359,377			—	—	—

(1)          Options granted to Specified Executives pertains to these options granted, vested or exercised during the year, options yet to vest and any unexercised options

(2)          Refer to Section K1 for more details pertaining to hurdled A, hurdled B and index linked options. Refer to Section E2 of Note 50, for further information on zero priced options granted to Sir J Anderson

(3)          Treatment of options on termination of employment is explained in Section E of Note 50

(4)          The exercise price is equal to the weighted average share price over the 5 trading days up to and including the grant date. Note, the original exercise price of options issued prior to the Renounceable Rights issue in November 2003, have been reduced by 72 cents because of the dilution of share capital associated with the Renounce able Rights issue. Given index-linked options have a dynamic exercise price, the original exercise price is shown in G (refer to Section K1 for more details)

(5)          No additional options were granted in the period up to and including 2 November 2005, and nil options forfeited or expired

(6)          The maximum amortization balance (i.e. 1 October 2005 to vesting date) for each Specified Executive for subsequent financial years is as follows: Dr RJ Edgar $266,582; E Funke Kupper $218,793; BC Hartzer $272,560; GK Hodges $232,767; PR Marriott $309,425; S Targett $493,628. The value will be nil however, if the minimum performance hurdles are not achieved

(7)          Refer to section I for details of the valuation methodology and inputs

(8)          S Targett was granted Hurdled Options to compensate for the loss of equity from S Targett’s previous employer

	Number of					Total value of
Date of	ordinary shares	Value of	Share price on		Balance	options granted
exercise	issued on exercise	options exercised	date of exercise	Amount paid	as at	and exercised
of options	of options	during the year(2)	of options	per share	30 Sep 2004	during the year(3) $
		$	$	$
10-Nov-04	11,699	233,515	19.96	—	—	940,500
17-May-05	10,671	229,533	21.51	—
20-May-05	34,000	187,982	21.86	16.33	181,781	474,966
20-May-05	41,000	156,984	21.86	18.03
—	—	—	—	—	272,000	—
27-Oct-04	77,000	264,403	19.76	16.33	146,004	599,069
06-May-05	57,000	214,666	21.80	18.03
—	—	—	—	—	250,000	—
—	—	—	—	—	368,634	182,000
—	—	—	—	—	222,000	—
20-May-05	26,000	214,211	21.86	13.62	219,316	578,148
20-May-05	16,000	142,062	21.86	12.98
20-May-05	13,000	71,875	21.86	16.33
—	—	—	—	—	176,000	—
11-May-05	80,000	693,116	21.64	12.98	546,657	862,116
—	—		—	—	311,000	—
—	—	—	—	—	11,442	—
—	—	—	—	—	359,377	130,000

(3)          Nil options lapped during the year

(4)          Other refers to share options granted to a personally related entity. 11,000 of these options were vested and exercisable as at 30 September 2005

I. OPTION VALUATIONS

							Vesting	Expected	Expected	Risk free
			Exercise price	Share price	ANZ expected	Option term	period	life	dividend	Interest
Option type	Grant date	Option value(1)	(5 day VWAP)	at grant	volatility(2)	(years)	(years)	(years)	yield (3)%	rate (4)%
		$	$	$	%
Hurdled	05-Nov-04	2.50	20.68	20.70	18.50	7	3	3	5.30	5.24
Hurdled (CEO)	31-Dec-04	1.98	20.49	20.56	16.50	4	2	2	5.50	5.10
Zero-priced	05-Nov-04	20.70	—	n/a	n/a	2	—	n/a	n/a	n/a
Zero-priced	13-May-05	22.05	—	n/a	n/a	2	—	n/a	n/a	n/a

(1)          The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options(other than zero priced options, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day the options were granted). The model utilises probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option. In accordance with AASB 1046 and 1046A, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non-transferability of the options. Under the terms of the Options, the hurdle conditions (outlined in section K) must be met before the options may be exercised during the exercise period

(2)          Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options

(3)          In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields

(4)          The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options

J. PERFORMANCE SHARE VALUATION

			Share price	ANZ expected	Term of shares	Vesting period	Expected life	Expected dividend	Risk free interest
Share type	Grant date	Share value(1)	at grant	volatility(2)	(years)	(years)	(years)	yield(3) %	rate(4) %
		$	$	%
CEO Performance Shares	31-Dec-04	15.02	20.56	16.50	5	2	2	5.40	5.00

(1)          The Binomial Pricing Model (“the model”) is used to assess the value of the Performance Shares. In accordance with AASB 1046 and 1046A, the model utilises probability theory to determine the value of the performance shares which also reflects the performance hurdle. Under the terms of the performance shares, the hurdle conditions (outlined in Section K) must be met before the shares can vest

(2)          Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the performance shares

(3)          In estimating the fair value of the performance shares, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields

(4)          The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of the performance shares

K. LEGACY LONG TERM INCENTIVE (LTI) PROGRAMS

K1 Options (Granted prior to October 2005)

Each option has the following features:

•                  An exercise price (or for index-linked options, the original exercise price) that is set equal to the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the 1 week prior to and including the date of grant;

•                  A maximum life of 7 years and an exercise period that commences 3 years after the date of grant, subject to performance hurdles being cleared. Options are re-tested monthly (if required) after the commencement of the exercise period;

•                  Upon exercise, each option entitles the option-holder to one ordinary share;

•      In case of resignation or termination on notice or dismissal for misconduct: options are forfeited;

•                  In case of redundancy: options are pro-rated and a grace period is provided in which to exercise the remaining options (with hurdles waived, if applicable);

•                  In case of retirement, death or total and permanent disablement: A grace period is provided in which to exercise all options (with hurdles waived, if applicable); and

•                  Performance hurdles, which are explained below for each type of option.

Hurdled Options (Hurdled B) (Granted November 2004)

In November 2004 hurdled options were granted with a relative Total Shareholder Return (TSR) performance hurdle attached.

The proportion of options that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the options becoming exercisable.

Performance above median will result in further options becoming exercisable, increasing on a straight-line basis until all of the options become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group.

Comparator Group

AMP Limited

AXA Asia Pacific Holdings Limited

Commonwealth Bank of Australia

Insurance Australia Group Limited

Macquarie Bank Limited

National Australia Bank Limited

QBE Insurance Group Limited

St George Bank Limited

Suncorp-Metway Limited

Westpac Banking Corporation

Hurdled Options (Hurdled A) (Granted to Executives from February 2000 until July 2002, and from November 2003 until May 2004. Granted to CEO from December 2001 until December 2004.)

Until May 2004, hurdled options were granted to executives with the following performance hurdles attached. The following performance hurdles also pertain to the options granted to the CEO during the year:

1. Half the options may only be exercised once ANZ’s TSR exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

2. The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

Index-linked options (Granted from October 2002 to May 2003)

Index-linked options have a dynamic exercise price that acts as a built-in performance hurdle, i.e. the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price. They are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price.

K2 Deferred Shares

(Granted from February 2000)

Deferred Shares granted under the Long Term Incentive (LTI) arrangements were designed to reward executives for superior growth whilst also encouraging executive retention and an increase in the Company’s share price.

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

•                  In case of redundancy: the number of LTI shares that are released is pro-rated according to the time held as a proportion of the vesting period; and

•                  In case of retirement, death or total & permanent disablement: LTI shares are released to executives.

•                  Deferred Shares no longer form part of ANZ’s Senior Executive LTI program, however there may be circumstances (such as retention) where this type of equity (including Deferred Share Rights) will be issued.

K3 Performance Shares

(Granted December 2004 to CEO)

In December 2004 Performance Shares were granted to the CEO of ANZ with a relative TSR performance hurdle attached. The proportion of shares that vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below.  Performance equal to the median TSR of the comparator group will result in half the Performance Shares becoming exercisable. Performance above median will result in further Performance Shares becoming exercisable, increasing on a straight-line basis until all of the Performance Shares become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group. No dividends will be payable on the shares until they vest, with the earliest possible vesting date being 31 December 2006.

Comparator Group

AMP Limited

AXA Asia Pacific Holdings Limited

Commonwealth Bank of Australia

Insurance Australia Group Limited

Macquarie Bank Limited

National Australia Bank Limited

QBE Insurance Group Limited

St George Bank Limited

Suncorp-Metway Limited

Westpac Banking Corporation

52:  DIRECTORS OF CONTROLLED ENTITIES OF THE COMPANY - RELATED PARTY TRANSACTIONS(1)

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

i)  Financial instrument transactions

ASIC class order 98/110 dated 10 July 1998 (as amended).

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

(1)          Relates to all other related party disclosures not concerning directors of Australia and New Zealand Banking Group Limited as disclosed in note 51

53:  TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURE ENTITIES - RELATED PARTY DISCLOSURES

During the course of the financial year the Company and the Group conducted transactions with associates and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
Aggregate
Amounts receivable from associates and joint venture entities	340,916	101,835	305,493	27,553
Interest revenue	15,920	4,078	14,464	2,422
Dividend revenue	107,298	38,353	6,647	365
Commissions received from ING Australia joint venture	122,153	87,026	114,509	80,127
Costs recovered from ING Australia joint venture	9,430	9,776	9,430	9,761

54:  EXCHANGE RATES

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2005		2004		2003
	Closing	Average	Closing	Average	Closing	Average
Euro	0.6325	0.6024	0.5814	0.5968	0.5847	0.5649
Great British pound	0.4325	0.4142	0.3983	0.4054	0.4070	0.3822
New Zealand dollar	1.0998	1.0847	1.0700	1.1254	1.1431	1.1139
United States dollar	0.7623	0.7657	0.7165	0.7263	0.6795	0.6124

55:  IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

Management of the Group’s transition to AIFRS

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using Australian Equivalents to International Financial Reporting Standards (AIFRS), issued by the Australian Accounting Standards Board.

On 1 October 2005, the Group commenced application of AIFRS, covering all financial systems and records. The Group will report for the first time in compliance with AIFRS when the results for the half year ending 31 March 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with AIFRS as at 1 October 2004. Most accounting policy adjustments to retrospectively apply AIFRS will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005. The standards are AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, and AASB 4: ‘Insurance Contracts’.

Impact of transition to AIFRS

The key impacts identified below are based on accounting policy decisions current at the date of this financial report. Further developments in AIFRS attributable to:

• new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board;

• additional guidance on the application of AIFRS to the financial industry; or

• changes to the Group’s operations

if any, may result in changes to accounting policy decisions made to date and, consequently, the likely impacts outlined below. Any such changes will be reflected within the Group’s first AIFRS compliant statement for the half year ending 31 March 2006, or a later financial report as appropriate.

The key impacts identified below are separated between those applicable for the comparative financial year (ie from 1 October 2004), and those applicable from 1 October 2005.

All amounts are stated on an after tax basis, unless otherwise stated.

Issues with effective impact from 1 October 2004

i) Goodwill

No initial impact on retained earnings Potential volatility in future earnings

The adoption of AIFRS does not impact the carrying amount of goodwill on transition as the Group has elected not to restate past business combinations. Under AIFRS, the past practice of systematically amortising goodwill over the expected period of benefit ceases and is replaced by impairment testing annually or more frequently if events or circumstances indicate that goodwill might be impaired. As a result, the Group amortisation expense for the AIFRS comparative financial year ended 30 September 2005 will decrease by $224 million (including notional INGA goodwill of $43 million).

ii) Defined benefits superannuation plan

Initial reduction in retained earnings Actuarial movements through retained earnings

On adoption of AASB 119: ‘Employee Benefits’, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes will be recognised in the statement of financial position.

Under AGAAP, the Group accounts for the defined benefit superannuation schemes on a cash basis and does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes.

The Group has elected to apply the option available under AASB 119 to recognise actuarial gains and losses in the statement of financial position (i.e. the ‘direct to retained earnings’ approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the statement of financial performance. All transitional adjustments and ongoing movements reported for each scheme will be actuarially determined in accordance with AASB 119.

At 1 October 2004, the Group will recognise a net liability position of $142 million (Company: $143 million) after recognising a net deferred tax asset of $56 million (Company: $57 million) which will be applied against retained earnings.

For the AIFRS comparative year ended 30 September 2005, a $35 million adjustment will be made to retained earnings to recognise a decrease in the Group’s pension liability, representing largely a net actuarial gain (Company: $32 million). The impact on the statement of financial performance of moving from a contributions basis to a service cost basis is not expected to be material for either the Group and Company.

iii) Share based payments

Initial reduction in shareholders’ equity Higher ongoing expenses

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements. The deferred shares vest over one to three years and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff or for shares issued under the $1,000 employee share plan.

On adoption of AASB 2: ‘Share-based Payment’, the Group will recognise an expense for all share based remuneration, including deferred shares and options, and will recognise this expense over the relevant vesting period.

The Group has elected to retrospectively apply AASB 2 to share based payments granted prior to 7 November 2002.

On 1 October 2004, this change in accounting policy will result in:

• the establishment of a share options reserve of $43 million (Company: $43 million) to reflect the fair value of options granted to employees;

• a reduction in paid up capital of $49 million (Company: $49 million), in order to reflect the fair value of vested shares;

• recognition of a deferred tax liability of $18 million (Company: $16 million); and

• a net decrease to retained earnings of $12 million (Company: $13 million).

For the AIFRS comparative year ended 30 September 2005, the impact of the change is expected to be:
• an increase in the share options reserve of $23 million (Company: $23 million);
• an increase in paid up capital of $41 million (Company: $41 million); and
• a decrease in profit after tax of $64 million (Company: $57 million).

iv) Fee Revenue –
financial service fees

Under AASB 118: ‘Revenue’, certain service type fees (such as administration fees) will be deferred and amortised over the period of service. On 1 October 2004, $3 million (Company: $2 million) of fees that have previously been recognised in the statement of financial performance will be recognised as a liability in the statement of financial position, with a corresponding reduction to retained earnings. For the AIFRS comparative year ended 30 September 2005, the impact of this change on the statement of financial performance for the Group and the Company are expected to be immaterial.

recognised over the period of service

Initial reduction in retained earnings

v) Securitisation

Additional assets/liabilities recognised

AIFRS has introduced new requirements for the recognition of financial assets, including those transferred to a special purpose entity for securitisation. The accounting treatment of existing securitisations has been reassessed. Consequently, some vehicles, which were previously not consolidated, are being consolidated by the Group. This will result in an increase in assets and liabilities recorded within the statement of financial position of $4,900 million as at 1 October 2004 for the Group.

Vehicles set up for assisting customers securitise their own assets will continue to not be consolidated under AIFRS.

For the comparative AIFRS year ended 30 September 2005, the Group will recognise a decrease of $400 million in both assets and liabilities, reflecting the net impact of repayment and securitisation of new assets during the year.

Within the Group statement of financial performance, income and expenses will be increased to recognise the income and expense items recorded within these vehicles. The overall impact on net profit is expected to be immaterial.

vi) Foreign currency translation reserve

Initial increase in retained earnings – no change to shareholders’ equity

The Group has elected to apply the option under AASB 121: ‘The Effects of Changes in Foreign Exchange Rates’, to reset amounts recorded within the Foreign currency translation reserve to zero. On 1 October 2004, adopting this election will result in an increase in retained earnings of $218 million and $233 million for the Group and the Company respectively.

vii) Asset revaluation reserve – balance relating to land and buildings	The Group has elected to apply the option under AASB 1: ‘First time Adoption of

Australian Equivalents to International Financial Reporting Standards’, to recognise the value of Land and Buildings at deemed cost. As a result, the Group and the Company Asset revaluation reserve of $31 million relating to Land and Buildings will be reset to zero as at 1 October 2004 and adjusted against retained earnings.

Initial increase in retained earnings – no change to shareholders’ equity

viii) Taxation

Change in methodology	Under AASB 112: ‘Income taxes’, a balance sheet method of tax effect accounting will be adopted, replacing the ‘statement of financial performance’ approach currently used by the Group.

Immaterial impacts

Income tax expense comprises current and deferred taxes, with income tax expense recognised in the statement of financial performance, or recognised in equity to the extent that it relates to items recognised directly in equity.

Deferred tax is calculated using the balance sheet method by determining temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax base of those assets and liabilities as used for taxation purposes.

At 1 October 2004, an additional net deferred tax asset of $14 million (Company: $11 million) will be recognised with a corresponding increase to retained earnings.

ix) Intangible assets – software

No impact on earnings

Capitalised software assets will be reclassified from Premises and Equipment to a separately identifiable intangible asset on transition to AIFRS. For the Group, this will result in a reclassification of $430 million (Company: $375 million) as at 1 October 2004. There will be no impact on the statement of financial performance.

Reclassification only

x) Business Combinations

No impact

At 1 October 2004, the Group has elected under AASB 1: ‘First time Adoption of Australian Equivalents for International Financial Reporting Standards’, to not restate the classification and accounting treatment of business combinations that occurred prior to 1 October 2004.

Issues with effective impact from 1 October 2005

xi) Credit loss provisioning

AASB 139: ‘Financial Instruments: Recognition and Measurement’ adopts an incurred loss approach for credit loss provisioning and provides guidance on the measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the statement of financial performance as interest income.

Initial increase on retained earnings

Volatility in future earnings

The current General Provision in the statement of financial position will be replaced on adoption of AIFRS by a Collective Provision.

Exposures not individually known to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The Collective Provision under AIFRS shares the same underlying measurement objectives as the current General Provision. However, as a result of the application of a new estimation methodology, certain judgemental risk measures have changed.

The Group believes that the resulting Collective Provision, while lower than the current General Provision, comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio.

On adoption of AIFRS, the current Economic Loss Provisioning (ELP) charge to profit will be replaced by a charge for individual provisions on impaired exposures together with a charge for movements in the Collective Provision.

As a result of these changes:

• at 1 October 2005, there will be a reduction of $6 million to retained earnings for the Group (Company: $3 million) relating to individual provisions on impaired exposures as a result of discounting estimated future cash flows;

• at 1 October 2005, the Collective Provision for the Group will be $307 million less than the AGAAP General Provision (Company: $151 million). After tax, this will result in an increase to retained earnings of $197 million at 1 October 2005 (Company: $102 million). Due to current uncertainty around AIFRS accounting interpretations and the development of Australian industry practice in this area, this Collective Provision on impaired exposures may be subject to further refinement;

• individual provisions and movements in the Collective Provision will be charged direct to the statement of financial performance, driving increased earnings volatility; and

• movements in the Collective Provision will be driven by changes in portfolio size, portfolio mix, credit risk and economic cycles.

xii) Fee Revenue – financial service fees recognised as an adjustment to yield

Under AASB 139: ‘Financial Instruments: Recognition and Measurement’, fee income (such as loan approval fees) integral to the yield of an originated financial instrument (such as loans and advances measured at amortised cost), net of any direct incremental costs, will be capitalised and deferred over the expected life of the financial instrument.

Initial reduction in retained earnings

On 1 October 2005, certain fees that have previously been recognised in the statement of financial performance, will be deferred and recognised against net loans and advances in the statement of financial position with a corresponding reduction to retained earnings. The impact will be $266 million and $195 million for the Group and the Company respectively. The annual impact on net profit from this change is not expected to be material. However, there will be an increase in interest income (offset by a reduction in fee income) and a reclassification to interest earning assets of customer’s liabilities for acceptances of $13,449 million.

xiii) Derivative financial instruments
including hedging

Under AIFRS, all derivative financial instruments, including those used as hedging instruments, will be measured at fair value and recognised in the statement of financial position. This will require an adjustment to reflect the market value of counterparty risk in the fair value of derivatives. This will result in a decrease in retained earnings of $24 million and $22 million at 1 October 2005 for the Group and Company respectively. (Under AGAAP, counterparty risk is notionally allowed for as part of the General Provision.)

Initial reduction in retained earnings

Volatility in future earnings

New assets and liabilities recognised

At 1 October 2005, recognition of the fair value of derivatives relating to securitisation vehicles and structured finance transactions will reduce retained earnings by $64 million for the Group (Company: $50 million). The Group continues to evaluate hedging relationships and effectiveness for certain structured finance transactions, which may introduce volatility within the statement of financial performance. Accordingly, the likely AIFRS impact cannot be reliably estimated at present.

AIFRS permits hedge accounting (if certain criteria are met) for fair value hedges, cash flow hedges and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where prospective and retrospective effectiveness tests are met and the hedge relationship has been adequately documented. Ineffectiveness precludes the use of hedge accounting. The Group uses cash flow and fair value hedging in respect of its interest rate risk exposures.

As at 1 October 2005, the Group has designated certain fair value and cash flow hedges and financial liabilities as fair value through profit and loss, resulting in an increase in net assets of $97 million (Company: decrease in net assets of $53 million), represented by a decrease in retained earnings of $65 million (Company: $64 million), and an increase in reserves of $162 million (Company: $11 million). Any volatility through the statement of financial performance due to hedge ineffectiveness is not expected to be material.

xiv) Financial instruments classification and measurement	Under AIFRS, certain financial assets of the Group currently carried at amortised cost will be either:

Certain assets reclassified and measured at fair value	• reclassified as available for sale, resulting in measurement at fair value with movements being taken to an ‘Available for Sale’ equity reserve; or

Initial decrease in retained earnings	• reclassified as financial assets held at fair value through the profit and loss, with movements in fair value being taken to the statement of financial performance.

On 1 October 2005, the reclassification of financial assets as either available for sale financial assets or financial assets designated at fair value, will not result in a material adjustment for the Group and the Company.

Under AIFRS, most financial liabilities will continue to be recognised at amortised cost and, as a result, there will be no material adjustment to the statements of financial position and performance.

Financial instruments will be measured under AIFRS at ‘bid’ or ‘offer’ prices rather than the current use of ‘mid’ prices. On 1 October 2005, this change in measurement will result in a decrease to retained earnings of $5 million for the Group and $4 million for the Company.

xv) Classification of hybrid financial
instruments

Under AASB 132: ‘Financial Instruments: Disclosure and Presentation’, ANZ StEPS, a hybrid Tier 1 instrument currently treated as equity, will be reclassified as debt. Prepaid issue costs, currently offset against the preference share capital balance, will be capitalised and amortised to interest over a 5 year period from the date of issue.

Reclassification of ANZ StEPS from equity to debt

At 1 October 2005, an amount of $987 million will be transferred from Preference Share Capital to Loan Capital, and capitalised prepaid issue costs of $5 million will have been amortised. Ongoing distributions to the holders of ANZ StEPS will be treated as an interest expense in the statement of financial performance rather than as dividends.

xvi) Accounting for INGA

Initial reduction in retained earnings

Under AASB 131: ‘Interests in Joint Ventures’, and in line with current policy, the Group is required to equity account for its interest in INGA. The adoption of AIFRS by INGA will result in the following significant measurement and recognition differences to AGAAP:

• increased policy liabilities resulting from a change in the discount rates applied in the actuarial calculation of policy liabilities and the separate presentation and change in basis of deferred acquisition costs (largely commissions) previously included within net policy liabilities;

• write-off of the excess of the market value over net assets (EMVONA) for INGA’s life insurance controlled entities, which under AIFRS will no longer be recognised, together with a reassessment of other non-allowable intangibles; and

• initial entry fee income previously taken upfront will be deferred and amortised to income over time.

The Group’s 49% share of INGA’s net AIFRS adjustment is $181 million, thus reducing the Group’s retained earnings and the carrying value of its interest in INGA as at 1 October 2005.

Following the adoption of AIFRS, the Group’s investment in INGA will also be impacted by INGA’s adoption of classifying and measuring its shareholder investments as “available for sale” assets. This change in measurement is likely to result in a reduction in investment return volatility experienced by INGA, as only realised gains and losses will be reported in its net profit.

xvii) Accounting for ING New Zealand

Immaterial impacts

On 30 September 2005, ANZ announced its funds management and life insurance joint venture with ING had been extended through the creation of a New Zealand joint venture. The adoption of AIFRS by ING New Zealand is not expected to have a material impact on the Group’s financial statements.

Summary of Financial Impacts

A summary of the material after-tax financial impacts of conversion to AIFRS is set out in the following tables:

Table 1 represents the impact of the transition to AIFRS on Shareholders’ Equity as at 1 October 2004, for those standards with an effective date of 1 October 2004.

Table 2 sets out the additional impacts on Shareholders’ Equity as at 1 October 2005 including those standards with an effective date of 1 October 2005.

Table 3 sets out the expected comparative adjustment to the result for the year ended 30 September 2005.

References are provided within the tables to the detailed narrative disclosure in the section above.

Table 1: Shareholders’ Equity Reconciliation as at 1 October 2004

	Reference		Group	The Company
			$m	$m
Shareholders’ Equity Reconciliation
Total Shareholders’ Equity under AGAAP as at 1 October 2004			17,925	16,647

AIFRS 1 October 2004 After Tax Adjustments to Shareholders’ Equity
Retained Earnings Impacts:
Initial recognition of defined benefit superannuation plans net obligation	ii	)	(142)	(143)
Net adjustment for share based payments	iii	)	(12)	(13)
Transfer from Foreign Currency Translation Reserve	vi	)	218	233
Transfer from Asset Revaluation Reserve	vii	)	31	31
Initial recognition of balance sheet tax effect accounting	viii	)	14	11
Other			(5)	(4)
Foreign Currency Translation Reserve
Transfer to Retained Earnings	vi	)	(218)	(233)
Asset Revaluation Reserve
Transfer to Retained Earnings	vii	)	(31)	(31)
Other Reserves and Share Capital Impacts
Initial recognition of Share Options Reserve	iii	)	43	43
Decrease in paid up capital in respect of share based payments	iii	)	(49)	(49)
Other			2	2
AIFRS restated Shareholders’ Equity as at 1 October 2004			17,776	16,494

Table 2: Shareholders’ Equity Reconciliation as at 1 October 2005

	Reference		Group	The Company
			$m	$m

AIFRS restated Shareholders’ Equity as at 1 October 2004	Table 1		17,776	16,494
Other current AGAAP shareholders’ equity movements for the year ended 30 September 2005(1)			(1,455)	(1,150)
AIFRS net profit after tax for the year ended 30 September 2005	Table 3		3,182	2,178

AIFRS 1 October 2005 after tax adjustments to shareholders’ equity Retained Earnings Impacts:
Actuarial movements within defined benefit superannuation plans	ii	)	35	32
Adjustment to credit loss provision	xi	)	191	99
Deferral of financial services fees recognised as an adjustment to yield	xii	)	(266)	(195)
Adjustment to reflect counterparty risk in the fair value of derivatives	xiii	)	(24)	(22)
Recognition of fair value of derivatives(2)	xiii	)	(129)	(114)
49% share of INGA joint venture opening AIFRS adjustments	xvi	)	(181)	—
Other			(12)	(11)

Other Reserves and Share Capital impacts:
Movements in share options reserve	iii	)	23	23
Movement in paid up capital in respect of share based payments	iii	)	41	41
Hedge accounting adjustment to establish cash flow hedging reserve	xiii	)	162	11
Reclassification of ANZ StEPS hybrid financial instrument from preference share capital to liabilities	xv	)	(987)	(987)
Other			2	2
AIFRS Restated Shareholder’s Equity as at 1 October 2005			18,358	16,401

(1) Represents movements in Shareholders’ Equity other than profit for the year:
Change in Share Capital			940	940
Change in Reserves			(443)	(213)
Change in Outside Equity Interests			9	—
Dividends paid			(1,961)	(1,877)
Net adjustment			(1,455)	(1,150)

(2)     Represents the fair value of derivatives

•   that no longer meet hedge accounting criteria of $65 million for the Group and $64 million for the Company; and

•   relating to securitisation and structured finance transactions of $64 million for the Group and $50 million for the Company including the impact of designating certain financial liabilities as fair value through profit and loss

Table 3: Restatement of AGAAP after tax profit and loss for the year ended 30 September 2005 to an AIFRS comparative basis

	Reference		Group	The Company
			$m	$m

AGAAP Net Profit After Tax for the year ended 30 September 2005			3,018	2,227

Writeback of goodwill amortisation	i	)	224	—
Recognition of share based payments expense	iii	)	(64)	(57)
Other(1)			4	8
Total AIFRS after tax adjustments to Net Profit After Tax for the year ended 30 September 2005			164	(49)
AIFRS Net Profit after tax for the year ended 30 September 2005: comparative basis			3,182	2,178

(1)     Comprises after tax profit impact for

•   financial services fees recognised over the period of service

•   income and expense items recorded within securitisation vehicles, and

•   recognition of non-cash pensions expense for defined benefit superannuation plans, net of AGAAP contributions expense

56:  EVENTS SINCE THE END OF THE FINANCIAL YEAR

There were no significant events from 30 September 2005 to the date of this report.

57:  US GAAP RECONCILIATION

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP), which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the net profit, shareholders’ equity and total assets, applying US GAAP instead of Australian GAAP.

	Note		2005	2004	2003
			$m	$m	$m

Net profit reported under Australian GAAP			3,018	2,815	2,348
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately):
Amortisation of goodwill	(ii	)	224	189	62
Pension expense adjustment and deficit amortisation	(v	)	(17)	(16)	2
Provisioning for loan impairment – change in methodology	(ix	)	264	—	—
Mark to market and non compliant derivative hedges(under SFAS133)	(xiv	)	(95)	(89)	(47)
Loan origination	(xvi	)	(10)	—	—
Adjustment on entering into joint venture	(xvii	)	(19)	(14)	—
Guarantee fee obligation	(xviii	)	(5)	(23)	—
Employee share issue and options	(xix	)	(42)	(43)	(21)
Interest on reclassified preference shares and amortisation of costs	(xx	)	(68)	(64)	(1)
Deconsolidation of trust preferred structure (under FIN46R)	(xxi	)	66	—	—
Acquisition cost of NBNZ adjustment	(xxvi	)	—	(37)	—
Amortisation of core deposit intangible	(xxvi	)	(125)	—	—
Other adjustments			4	30	25
Total tax impact of the above adjustments (refer below)			(22)	40	12
Net income according to US GAAP			3,173	2,788	2,380

Earnings per share (cents) according to US GAAP*

Basic			174	155	144
Diluted			168	149	144
Adjustments to determine other comprehensive income for US GAAP

Net income according to US GAAP			3,173	2,788	2,380
Pension plan deficit net of tax:
(Tax is; Sep 2005: $-5m; Sep 2004: $-6m; Sep 2003: $-42m)	(v	)	(12)	(14)	(99)
Realised gain on sale of available for sale securities net of tax
(Tax is; Sep 2005: $-3m; Sep 2004: $Nil; Sep 2003: $Nil)	(viii	)	(7)	—	—
Unrealised profit (loss) on available for sale securities net of tax:
(Tax is; Sep 2005: $1; Sep 2004: $3m; Sep 2003: $-1m)	(viii	)	2	7	(2)
Currency translation adjustments, net of hedges after tax:
(Tax is; Sep 2005: $13m; Sep 2004: $9m; Sep 2003: $54m)	(xii	)	(443)	233	(356)
Mark to market of cash flow hedges net of tax:
(Tax is; Sep 2005: $9m; Sep 2004: $-40m; Sep 2003: $33m)	(xiv	)	20	(94)	76
Total comprehensive income according to US GAAP			2,733	2,920	1,999
Total tax (expense)/benefit of the above adjustments comprises
Pension expense adjustment and deficit amortisation			4	6	(1)
Loan origination			3	—	—
Provisioning for loan impairment			(97)	—	—
Amortisation of core deposit intangible			41	—	—
Marked to market of non-compliant derivative hedges			30	27	14
Guarantee revenue			2	7	—
Deconsolidation of trust preferred structure			(25)	—	—
Other adjustments			20	—	(1)
Total tax impact			(22)	40	12

* Rounded to the nearest whole cent and restated for rights issue

	Note		2005	2004	2003
			$m	$m	$m

Shareholders’ equity reported under Australian GAAP(1)			19,461	17,907	13,770
Adjustment to accumulated depreciation on buildings revalued	(i	)	54	52	50
Elimination of gross asset revaluation reserves	(i	)	(213)	(224)	(247)
Accumulated amortisation of goodwill	(ii	)	(39)	(263)	(452)
Restoration of previously deducted goodwill	(ii	)	695	695	695
Deferred profit on sale and leaseback transactions	(iii	)	(19)	(20)	(17)
Pension expense adjustment	(v	)	(81)	(48)	(14)
Unrealised profit (loss) on available for sale securities	(viii	)	2	8	1
Provision for loan impairment - change in methodology	(ix	)	264	—	—
Derivatives and hedging activities	(xiv	)	11	69	309
Loan origination	(xvi	)	(10)	—	—
Adjustment on entering into joint venture	(xvii	)	(236)	(217)	(203)
Guarantee fee obligation	(xviii	)	(20)	(16)	—
Reclassification of preference shares	(xx	)	(992)	(990)	(988)
Deconsolidation of trust preferred structure (under FIN46R)	(xxi	)	(787)	—	—
Accumulated amortisation of core deposit intangible	(xxvi	)	(125)	—	—
Acquisition cost of NBNZ purchase adjustment	(xxvi	)	(37)	(37)	—
Other adjustments			(11)	—	—
Total tax impact of the above adjustments (refer below)			(37)	1	(84)
Shareholders’ equity according to US GAAP			17,880	16,917	12,820

Total assets reported under Australian GAAP			293,185	259,345	195,591
Adjustment to accumulated depreciation on buildings revalued	(i	)	54	52	50
Elimination of gross incremental revaluations	(i	)	(191)	(191)	(203)
Accumulated amortisation of goodwill	(ii	)	(39)	(263)	(452)
Restoration of previously deducted goodwill	(ii	)	695	695	695
Reclassification of deferred tax assets against deferred tax liabilities	(iv	)	(635)	(672)	(726)
Deferred tax assets	(iv	)	16	—	—
Prepaid pension adjustment	(v	)	49	58	66
Unrealised profit (loss) on available for sale securities	(viii	)	3	12	2
Provision for impairment- change in methodology	(ix	)	264	—	—
Consolidation of variable interest entities	(xi	)	3,236	3,036	—
Revaluation of hedges	(xiv	)	57	192	397
Loan origination	(xvi	)	(10)	—	—
Adjustment on entering into joint venture	(xvii	)	(236)	(217)	(203)
Guarantee receivable	(xviii	)	4	4	—
Issue Costs	(xxi	)	12	10	13
Accumulated amortisation of core deposit intangible	(xxvi	)	(125)	—	—
Adjustment to goodwill on recognition of deferred tax liability	(xxvi	)	104	—	—
NBNZ goodwill due to acquisition cost adjustment	(xxvi	)	(37)	(37)	—
Other adjustments			(4)	—	—

Total assets according to US GAAP			296,402	262,024	195,230

(1) Excluding outside equity

Total tax (expense)/benefit of the above adjustments comprises
Deferred profit on sale and leaseback transactions			6	6	5
Pension expense adjustment			24	14	4
Loan origination			3	—	—
Provisioning for loan impairment			(97)	—	—
Accumulated amortisation of core deposit intangible			41	—	—
Derivative and hedging activities			(9)	(19)	(93)
Deconsolidation of trust preferred structure			(25)	—	—
Other adjustments			20	—	—
Total tax impact			(37)	1	(84)

We have outlined in the following notes the significant differences between Australian GAAP and US GAAP. A more detailed discussion of the Australian GAAP policies is contained in Note 1.

During the year ANZ undertook a review of its US GAAP reporting. This review identified several interpretational differences in ANZ’s application of US GAAP. These differences impact the current and prior years. In accordance with APB 20 “Accounting Changes” and SEC Staff Accounting Bulletin No. 99 “Materiality”, these have been adjusted for in the US GAAP reconciliation in the current year, 2005, asthey are not material. These adjustmentsaggregated to a $12m increase in netincome in 2005 and principally relate tostock compensation plans, use of hedgeaccounting, derivative financial instruments, loan origination and taxation.

As a result of the review, ANZ has commenced a project to enhance its US GAAP reporting resources and processes. Further detail is contained in notes (xiv), (xvi) and (xix).

i) Premises and equipment

In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1xiv). However, in the past the Group at various times has revalued properties, increasing the book value of these assets as permitted under previous Australian GAAP. Any incrementson revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

Decrements in excess of any previous revaluation increments were charged to the statement of financial performance. The ARR is not available for future property write downs while properties are measured at deemed cost.

Under US GAAP, revaluation of properties is not permitted except for decrements. Any such decrements are recorded in the statement of financial performance. Subsequent recoveries to the Statement of Financial Performance are not allowed.

The impact of previous upward revaluations under Australian GAAP is thatdepreciation charges are higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses onrevalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

ii) Goodwill

Under Australian GAAP the Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993 such that goodwill is amortised over aperiod not exceeding 20 years. Previously, goodwill on acquisition was charged in full to the Group’s statement of financial performance in the year of acquisition.

Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years. Until 1 October 2002, adjustments were made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits. As at 1October 2002, ANZ adopted SFAS 142“Goodwill and Other Intangible Assets”.Under SFAS 142 for goodwill acquiredduring the year ended 30 September 2002and for all goodwill balances after30 September 2002 a review forimpairment test applies rather thansystematic goodwill amortisation asrequired under the current Australian GAAP. This review is undertaken in accordance with SFAS 142 ‘Goodwill and Other Intangible Assets.’ Goodwill acquired is allocated to reporting segments that are expected to benefit from the acquisition. These units have been evaluated using a combination of discounted cashflows and multiples of earnings methodologies. Any impairment would be recognised in earnings in the year in which it is identified. The 2005 review did not indicate any impairment.

iii) Sale-leaseback transactions

All sale and leaseback transactions relate to property and premises.

Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale.

Under US GAAP, the gain is amortised over the remaining lease term (typically this is between 5 and 10 years). This difference in treatment has been adjusted in the US GAAP reconciliation.

iv) Income taxes

The Group has many products, transactions and operating expenditures where the timing of assessibility or deductibility for taxation purposes, dictated by statutorydirectives differs from the timing ofrecognition under AGAAP. This difference in timing is accounted for and generates deferred tax balances. The balances relating to lease finance and treasury instruments reflect the ever-changing profile of the underlying product books driven by the ebbs and flows of customer demand and external factors such as exchange rates.

Under Australian GAAP, tax benefits relating to carry forward tax losses of a revenue nature must be ‘virtually certain’ of being realised before being booked. Realisations of benefits relating to other timing differences mustbe ‘beyond reasonable doubt’ before theymay be booked. These tests are morestringent than those applied under US GAAP. However, no material adjustment to future tax benefits for US GAAP is required.

Deferred tax assets that are currently not booked relating to revenue tax losses amount to $23 million. As disclosed in note 19 theonly potential future benefit arising from unbooked tax losses amount to $66m relating to capital losses. Since capital losses can only be recovered against capital gains, and not against revenue generally, and the prospect of generating the necessary future capital gain is not probable, the potential future benefit cannot be booked. Both the capital losses and revenue losses can be carried forward indefinitely.

Australian GAAP allows offsetting of future income tax benefits and liabilities to theextent they will reverse in the same period.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to Australian GAAP has been adjusted for in the US GAAP reconciliation.

The Group implemented tax consolidation during 2004. The amounts due to and receivable, from Group entities are as follows:

	2005	2004
	$’000	$’000
Amounts due from group entities	188	323
Amounts due to group entities	274	474

The total income tax expense as determined under Australian GAAP detailed in Note 6, comprises:

2005
$’000
Deferred	244
Current	990
Total income tax expense	1,234

An adjustment of $16 million has been made to net income in 2005 to reflect the cumulative impact of deferred tax assets not previously booked.

v) Pension commitments

Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and aremade at levels necessary to ensure thatthese schemes are maintained withsufficient assets to meet their actuarially assessed liabilities. Any net deficiency arising from the aggregation of assets and liabilities of the Group’s defined benefit schemes, where there is a legal or constructive obligation, is provided for in the Group’s financial statements (refer note 48).

Under US GAAP SFAS 87 ‘Employers’ Accounting for Pensions’ and the disclosure requirements of SFAS 132R ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’, pension expense is a function of an employee’s service period, interest costs,expected actuarial return on the schemes’assets, amortisation of net transition asset and recognised prior service cost. In addition, reconciliation between the accrued pension liability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

In the year ended 30 September 2003, as required under US GAAP an additional liability was recognised for the Group’s UKPension plan of $142 million ($99 million after tax). As at 30 September 2005, based on 30 June 2005 actuarial information, this liability has been increased to $163 million ($114 million after tax) due to a deterioration in the position of the plan. This liability is booked to the Statement of Financial performance over a period of 15 years.

In 2004, a liability was recognised under US GAAP for the Group’s NBNZ pension plan of $35 million ($25 million after tax). This position is unchanged at 30 June 2005.

These liabilities are required to be recognised under US GAAP where the accumulated benefit obligation exceeds the fair value of plan assets and an asset has been recognised as prepaid pension cost, or the liability already recognised as unfundedaccrued as a pension cost, is less than the unfunded accumulated benefit obligation.

vi) Post retirement and post employment benefits

US GAAP requires that any liability arising from a deficit in post retirement and postemployment benefits other than pensionschemes, be recognised as a liability.

vii) Trading securities

US GAAP requires that in instances where trading securities are not bought and heldprincipally for the purpose of selling them in the near term, they should be classified as available for sale and recorded at market value with unrealised profits and losses in respect of market value adjustments recognised as a component of other comprehensive income in shareholders’ equity.

No adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

viii) Investment securities

US GAAP requires that investments not classified as trading securities or as heldto maturity securities shall be classified as available for sale securities and be recorded at market value in accordance with SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. An adjustment ismade in the US GAAP reconciliation to reclassify investment securities under Australian GAAP to reflect available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments beingreported as other comprehensive incomein shareholders’ equity. The cost of anysecurities sold or transferred out of other comprehensive income is based on the original cost of the security.

During the first half of 2005, the Group sold $420 million of its holdings in NZD denominated treasury bills, a portfolio designated as held to maturity. Inadvertently classified within this portfolio were securities that had been purchased by the Group with the intention of making these available for sale to third parties.

The realised gain on sale of these securities was less than $0.5 million and was taken to profit and loss at that time.

As a result, all held to maturity securities of the Group have been reclassified as available for sale securities for the purposes of US GAAP accounting and disclosure.

The carrying value of the securities in the held to maturity category was $6.74 billion and the estimated fair value was $6.76 billion at the time of transfer to the available for sale portfolio.

ix) Accounting for the impairment of loans

For loan impairment, Australian GAAP will change with effect from 1 October 2005,through the application of a new AIFRSaccounting standard (AASB 139 FinancialInstruments: Recognition and Measurement) to the Group.

We have quantified a difference on transition to AASB 139 on 1 October 2005 of $307 million before tax ($197 million after tax). We have treated this adjustment as a change ofestimate in preparing our US GAAP reconciliation for the year ended 30 September 2005, taking the impact to net income.

AASB 139 is more prescriptive in its guidance on impairment provisioning than either existing Australian GAAP or US GAAP.

For impairment provisioning, AASB 139 requires that there be objective evidence of impairment, resulting from an identified loss event, which has an impact on the present value of estimated future cash flows of a financial asset or a group of financial assets. It is an incurred loss approach, focussed on thebalance sheet and requiring consideration of individual provisions (for specific impairments) and a collective provision (where a loss event has occurred but where the Group is unable to specifically identify the individual loans impacted).

This has led the Group to refine its present method for determining impairment expense, referred to as ‘Economic Loss Provisioning’ (ELP) through discounting cash flows andchanging certain judgemental risk measures.

ELP determined an expense, based on the average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle. Specific provisions were not charged directly to earnings butwere treated as transfers from the general provision.

Under Australian GAAP there is no requirement to discount future cash flows attributable to impaired loans. The impact of discounting on individual provisions is $9 million before tax ($6 million after tax).

An adjustment of $34 million before tax ($24 million after tax) has been made to reflect the market value of counterparty risk in the fair value of derivatives. This was previously allowed for as part of the General Provision.

To assess the collective provisions, exposures are placed into pools having similar risk characteristics. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The collective provision shares the same underlying measurement objectives as the Australian GAAP general provision it will replace. The Group believes the resulting collective provision, whilst $264 million lower than the current Australian GAAP general provision comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio at 30 September 2005 and the requirements of US GAAP.

x) Accounting for the impairment of long lived assets and for long lived assets to be disposed of

SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’, requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may notbe recoverable, an impairment loss should be recognised. The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair value less selling costs.

The Group has assessed the carrying values of all non-current assets and where required, have written down the assets to their recoverable amounts.

xi) Accounting for transfers and servicing of financial assets and extinguishments of liabilities and variable interest entities

SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities. Under certain circumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets andtheir obligation to return them. This requirement is consistent with Australian GAAP.

The Group retains servicing and (for some loans) custodian responsibilities for sold loans. The fair value of these servicing rights is estimated to be approximately $10 million as at 30 September 2005(2004: $13 million). These interests have been included in the Group’s US GAAP reconciliation.

Following a securitisation, the Group may also receive any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed. Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins with respect to these loan securitisation programs, future cash flowscannot be reliably measured and no assetin relation to any entitlement to residual income has been recognised.

In the year ended 30 September 2004, the Group first applied the provisions of FASB Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R addresses the consolidation of entities in which a reporting enterprise has an economic interest, but for which a voting interest approach to consolidation is not effective in identifying where control of the entity really lies, or in which the equity investors do not bear the economic risks and rewards of the entity.Overall, the objective of FIN46R is toimprove the consistency and comparability of financial statements of enterprises engaged in similar activities.

An entity is a Variable Interest Entity (“VIE”) if the entity’s equity at risk is not sufficient to finance its activities without additional subordinated financial support from otherparties. An entity is also a VIE if, as a group the holders of the equity investment at risk lack any one of the following characteristics:

•                  Direct or indirect ability to make decisionsabout the entity’s activities through voting rights

•                  Obligation to absorb the expected lossesof the entity if they occur

•                  The right to receive the residual returns ofthe entity if there are any

The Group is required to consolidate those VIEs for which the Group is the primary beneficiary.

Those entities that have been identified as requiring consolidation as a result of the application of FIN46R have been detailed in note 57 xxiv. These entities are not consolidated or equity accounted under Australian GAAP.

Details of the treatment of securitisations under Australian GAAP are detailed in note 39.

xii) Comprehensive income

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

Amounts transferred in and out of comprehensive income relating to unrealised profits on available for sale securities are specific to individual assets. The fair value of investments recorded as available for sale subject to adjustment in the US GAAP reconciliation was $6,957 million as at 30 September 2005 (2004: $14 million), with a book value of $6,953 million (2004: $2 million).

The net movement in the unrealised gain relating to these securities during the year is equal to $2 million after tax, realised gain before tax on these securities during the year is equal to $7 million after tax (2004: $5 million).

The currency translation adjustment through comprehensive income includes a net gain on net investment hedges after tax of $31 million (before tax $44 million) (2004: net gain after tax $21 million; before tax $30 million).

xiii) Earnings per share (‘EPS’)

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is similar to Australian GAAP. In calculating EPS in accordance with SFAS 128, instruments that have the characteristics of both debt and equity havebeen considered. Such instruments havebeen treated as follows in the calculation of dilutive EPS for US GAAP purposes:

Trust Securities Issues (ANZ TrUEPrS): Have been excluded from the dilutive EPS calculation, as whilst they are classified as equity for US GAAP purposes, they do notconvert into ordinary shares. The TrustSecurities were mandatorily exchangeablefor the preference shares issued by theCompany, and carried an entitlement to anon-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The securities were bought back in December 2003 for $1,045 million.

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

US Trust Securities: Have been included in the dilutive EPS as if the securities are not redeemed or bought back prior to 15 December 2053 they will convert into preference shares, which in turn manditorily convert into a number of ordinary shares.

Euro Trust Securities: Have been excluded from the dilutive EPS as if the securities are not redeemed or bought back prior to 15 December 2053, they will convert intopreference shares. These preference shares do not convert into ordinary share capital.

xiv) Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ and SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ in its US GAAP reconciliation from 1 October 2000.

SFAS 133 requires all derivatives to be recognised on balance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of financial performance, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges.Under SFAS 133 normal banking hedgingpractices may not qualify for hedgeaccounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognised in the US GAAP reconciliationmay not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 35, and the information on hedging derivatives provided in note 38: Derivative Financial Instruments. The accounting policy for derivatives under Australian GAAP is outlined in note 1 (xiii).

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognised in the US GAAP statement of financial performance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognised in the US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earningsor the hedge is de-designated andtransactions become probable.

Changes in market conditions and the Group’s hedging policies may result in volatility in these US GAAP adjustmentsgoing forward. The net gain/(loss) after tax in the net income according to US GAAP recognised, due to fair value and cashflowhedge ineffectiveness (in respect ofqualifying hedges) or non compliance is:

	2005	2004
	$m	$m
Fair value	(57)	(28)
Cash flow	(8)	(34)
Total	(65)	(62)

A cumulative adjustment of $(8) million after tax has been made to net income in 2005 due to incomplete application of hedge accounting requirements of SFAS133.

In prior years certain revenue hedges were designated as cash flow hedges and the revaluation of these was taken through other comprehensive income. During the Group’s review of its US GAAP reporting, an interpretational difference was identified which had the effect of requiring hedge accounting for these relationships to be discontinued prospectively and retrospectively. As a result, an adjustment of $(15) million has been made to othercomprehensive income.

xv) Provisions

Since 2001 significant amendments have been made to Australian GAAP in relationto recognition and measurement ofrestructuring provisions that bring theminto line with those required for US GAAP reporting.

The recognition requirements for restructuring provisions under Australian GAAP and US GAAP are now similar and as such no adjustment has been made in the reconciliation.

Whilst the wording of AASB 1044 “Provisions, Contingent Liabilities & Assets” and SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” may differ, the intention of both standards with regards to the recording of restructuring provisions is the same. Both standards require there to be a detailed plan, that there be a present obligation and that the entity has no realistic alternative but to proceed with the plan. As such, the liability/provision is deemed incurred. SFAS146 has additional disclosure requirements, which are addressed below.

During 2005 approximately 47% of the total restructuring and surplus leased space expense for the year related to one time termination and other staff benefits, and for surplus premises space (2004: 37%) and the remainder for other associated costs including technology costs. The personnel costs relate to ongoing business initiatives in response to changing market conditions that demanded streamlining of our front offices across the business units. These restructuring initiatives are expected to be substantially implemented over thenext year.

The total restructuring provision as at 30 September is distributed as follows:

	2005	2004
	$m	$m
One time termination and staff benefits	68	73
Excess premises	6	10
Other contract termination and associated costs	3	23
Total	77	106

All restructuring costs are expensed and recorded as operating expenses in the most appropriate category; for example, termination benefits are recorded in personnel and, surplus premises are recorded in premises, with the remainder recorded in other.

Note 27 to the financial statements provides additional details on the movements in the provision for restructuring costs.

xvi) Loan origination

Under Australian GAAP, certain loan origination fees are recognised when received. Under US GAAP, certain direct costs and non-refundable loan fees are deferred and recognised over the period of the related loan or facility. This differenceis a reconciling item in the US GAAPreconciliation.

An adjustment of $(7) million after tax has been made to net income to reflect the cumulative impact of this difference which, in prior years, was not adjusted for on the basis of its immateriality.

xvii) Gain and non-capitalisable costs recognised on entering joint ventures

In accordance with Australian GAAP the Group recognised profits (net of transactioncosts) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP the gains may not be recognised as they occurred as a result of anon-monetary transaction, which involvedtransferring ownership of controlledentities in exchange for a non-controlling ownership interest in the joint venture. This has been adjusted for in the US GAAP reconciliation.

xviii) Guarantees

The Group accounts for guarantee arrangements in which it is the guarantor by applying the guidance in FIN 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantors, including Indirect Guarantees of Indebtedness of Others’ (FIN 45). FIN 45 applies to all guarantees issued or modified after 15 December 2002 and requires that a guarantor recognise a liability equal to the fair value of the obligation undertaken at inception of the arrangement. The fair value of the obligation in issuing the guarantee at inception is typically equal to the net present value of the future amount of the premium receivable under the contract.

ANZ provides a variety of guarantees and indemnifications to our customers to enhance their credit standing or allow them to complete various business transactions. The Group considers the following off balance sheet non derivative arrangements to be guarantees under FIN 45: Standby letters of credit, Guarantees, Bill endorsements, Documentary letters of credit, Performance related contingencies. The fair value of the estimated liabilityrelated to guarantees for the forementioned instruments at 30 September 2005 has been adjusted in the US GAAPreconciliation.

Standby letters of credit generally include guarantees of payments for loans, credit facilities, promissory notes and trade acceptances and are generally issued in connection with agreements made by customers with counterparties. Documentary letters of credit are an undertaking by the bank to guarantee payment to a beneficiary provided documents are presented in strictcompliance with the terms and conditions of the documentary credit. Performance guarantees are issued to guarantee completion of projects in accordance with contract terms. They can be issued to support a customer’s obligation to supply specified products, commodities or maintenance orwarranty services to a third party. ANZ as guarantor becomes obligated to perform under the guarantee when a counterparty does not fulfil its obligations under an associated contract. The majority of these contracts are short term.

Sold – credit derivatives also meet the definition of guarantees under this statement but are recorded in the statement of financial position at their fair value.

Details of the maximum potential amount of future payments can be found at note 47. The amounts detailed in note 47 represent the notional amounts that could be lost under the guarantees and indemnifications if there was a total default by the guaranteed parties, without consideration of possible recoveries.

xix) Accounting for stock – compensation plans

Under Australian GAAP an expense is not required to be recognised for share optionsissued to employees or for shares issued at a discount. However, ANZ expenses the deferred share plan under Australian GAAP.

SFAS 123 ‘Accounting for Stock-Based Compensation’ requires shares and options issued as part of a compensation plan to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

For US GAAP, APB No.25 share-based employee compensation cost for variableshare option plans (those with performance hurdles) is measured using the intrinsic value method. US GAAP compensation cost is determined at date of issue and is expensed if the strike price is less than the market price at the time and it is probable that performance hurdles are met.

To the extent that the intrinsic value increases in subsequent periods an additional expense is recorded.

Variable share option plans include all plans with performance conditions. The Group’s policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

Share issues to employees under the $1,000 Share Plan are expensed in the year issued under US GAAP. Under Australian GAAP they are issued from Share Capital Account and are not expensed. An adjustment is made in the US GAAP reconciliation for $17 million (2004: $22 million).

The following amounts were booked as a compensation expense during the year in relation to stock based compensation:

	2005	2004
	$m	$m
Gross(1)	58	90
After tax(2)	41	63

(1)          This includes the Deferred Share Plan which is also expensed under Australian GAAP but is amortised over the 3 year vesting period for US GAAP.

(2)          The tax deduction for the deferred share and the $1,000 share plan occurs at the time that shares are issued. The tax effect is recognised under Australian GAAP and therefore no adjustment is made in the US GAAP reconciliation.

An adjustment of $27 million after tax has been made to net income in 2005 to reflect the cumulative impact of vesting of deferred shares.

xix) Accounting for stock – compensation plans (continued)

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share would have appeared.

The fair value of the options has been calculated using a modified Black-Scholes option pricing model. The fair value is calculated as at the grant date and the value amortised on a straight-line basis over the vesting period. Note 4 details the assumptions taken into account in the fair value calculation. An adjustment is made for APB 25 purposes in the US GAAP reconciliation for $63 million (2004: $21 million).

	2005	2004	2003
	$m	$m	$m
Net income according to US GAAP	3,173	2,788	2,380
Intrinsic method adjustment(APB 25)	42	43	21
Fair value adjustment(SFAS123)	(10)	(53)	(50)
Adjusted Pro Forma net income according to US GAAP	3,205	2,778	2,351

	2005 As Reported	2005 Pro Forma	2004 As Reported	2004 Pro Forma	2003 As Reported	2003 Pro Forma
• Basic earnings per share (cents)*	174	176	155	155	144	143
• Diluted earnings per share (cents)*	168	169	149	149	144	142

*                 Rounded to nearest whole cent and restated for rights issue

Details of the share-based compensation plans are included in note 49.

xx) Classification of financial instruments with characteristics of both liability and equity

Under Australian GAAP, ANZ Stapled Exchangeable Preferred Securities issued on 23 September 2003 (known as ANZ StEPS) are classified as equity instruments as they are not considered to be mandatorily converting to ordinary shares and do not meet the classification requirementsof a financial liability upon issue.

Under US GAAP, StEPS is considered to be a hybrid security which has predominant characteristics of the stapled note liability. Accordingly, it is accounted for as a liability until such time as the note and the preference shares are unbundled and the investor holds preference shares.

xxi) Deconsolidation of trust preferred structure (under FIN46R)

We have applied the principles of FIN46R to our trust preferred structure. The impact of application has been to deconsolidate the following trust:

Instrument	Trust
Euro Trust Securities	ANZ Capital Trust III

The consequence of not consolidating the above trust is that the trust securities are considered to be debt for US GAAP purposes. This has resulted in the following impact on the US GAAP reconciliation:

•                  Distributions are now classified as interest

•                  Issue costs are amortised over a five year period

•                  Euro trust securities have been classified as debt and have been revalued to Australian dollars at the year-end spot rate

xxii) Investment Securities - other than temporary impairment

The following investment securities, that have unrealised losses at 30 September 2005, are not considered to be ‘other-than-temporarily’ impaired under US GAAP:

	Less than 12 months		12 months or more		Total
		Unrealised		Unrealised		Unrealised
	Fair Value	losses	Fair Value	losses	Fair Value	losses
	$m	$m	$m	$m	$m	$m
Listed – Australia
Other securities and equity investments	—	—	—	—	—	—
Listed – Overseas
Other government securities	63	—	—	—	63	—
Other securities and equity investments	512	(2)	56	—	568	(2)
Unlisted – Overseas
New Zealand government securities	844	—	—	—	844	—
Other government securities	102	—	—	—	102	—
Other securities and equity investments	—	—	—	(1)	—	(1)
Total	1,521	(2)	56	(1)	1,577	(3)

Under US GAAP, 75 debt security investments had unrealised losses at 30 September 2005.

The Group reviews its investment security portfolio on a regular basis for evidence of ‘other-than-temporary’ impairment. Under US GAAP, ANZ recognises an ‘other-than-temporary’ impairment in the Statement of Financial Performance for any investment security whose market value has been significantly below its carrying value for a period exceeding six months. The only exception to this policy is in respect of debt securities where their decline in market value is due solely to an increase in underlying rates of interest and where ANZ has the ability to hold these securities until maturity. None of the securities disclosed in the table above are considered ‘other-than-temporarily’ impaired at 30 September 2005 or 30 September 2004.

The following investment securities, that have unrealised losses at 30 September 2004, are not considered ‘other-than-temporary’ impaired under US GAAP:

	Less than 12 months		12 months or more		Total
		Unrealised		Unrealised		Unrealised
	Fair Value	losses	Fair Value	losses	Fair Value	losses
	$m	$m	$m	$m	$m	$m
Listed – Australia
Other securities and equity investments	—	—	—	—	—	—
Listed – Overseas
Other government securities	60	—	—	—	60	—
Other securities and equity investments	657	(2)	196	—	853	(2)
Unlisted – Overseas
New Zealand government securities	703	(1)	—	—	703	(1)
Other government securities	—	—	—	—	—	—
Other securities and equity investments	52	—	139	—	191	—
Total	1,472	(3)	335	—	1,807	(3)

Under US GAAP, 65 debt security investments had unrealised losses at 30 September 2004.

None of the securities disclosed in the table above are considered ‘other-than-temporarily’ impaired at 30 September 2004 or 30 September 2003.

xxiii) Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2005 are summarised below.

Details of the funding of the schemes are set out in note 48.

Australian Scheme

	2005	2004	2003
	$m	$m	$m
Change in benefit obligation
Balance at start of year	44	50	51
Interest costs	2	2	3
Benefits paid	(6)	(5)	(6)
Actuarial (gains) losses	6	(3)	2
Benefit obligation, 30 June	46	44	50
Change in plan assets
Fair value at start of year	34	35	43
Actual return on plan assets	6	4	(2)
Employer contribution	—	—	—
Benefits paid	(6)	(5)	(6)
Total fair value of plan assets, 30 June	34	34	35
Funded status	(12)	(10)	(15)
Unrecognised net transition loss	—	—	1
Unrecognised net loss	12	10	16
Adjustment required to recognise minimum unfunded projected benefit obligation	(12)	(10)	(17)
Net amount recognised	(12)	(10)	(15)
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(12)	(10)	(15)
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
- pensioners	5.00%**	6.00%	5.00%
Annual increase in future compensation levels
- pensions	2.50%	2.50%	2.50%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%
Weighted average assets allocations
- Equity securities	61%	61%	n/a *
- Debt securities	23%	23%	n/a *
- Real estate	9%	9%	n/a *
- Other	7%	7%	n/a *
	100%	100%	n/a *

*                 Information is not available

**          The discount rate has been determined with reference to the rates on high quality bonds with a term to maturity consistent with the duration of the liabilities. The reference rate as at 30 June 2005 is 5.11% p.a., the 10 year Commonwealth bond rate.

The investment objectives of the Pension Scheme are to maximise returns over the long term whilst accepting a moderate degree of performance variability; and to exceed inflation (CPI increases), on average, by at least 3% over rolling five and seven year periods. The Plan’s investment strategy is to combine 72% growth assets (shares and property) and 28% defensive assets (diversified fixed income and cash). This combination reduces the expected variability compared to a portfolio invested only in shares.

Cash Flows

Contributions

It is anticipated that Nil will be contributed to this scheme in 2006.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2005		2005
	$m		$m
Year	Pension Benefits		Other Benefits

2006	5		—
2007	5		—
2008	5		—
2009	4		—
2010	4		—
2011-15	18		—
	41		—

UK Pension Scheme
	2005	2004	2003
	$m	$m	$m

Change in benefit obligation
Balance at start of year	975	952	1,034
Service cost	11	12	13
Interest cost	53	49	53
Benefits paid	(46)	(46)	(49)
Actuarial (gains) losses	97	(11)	56
Foreign currency exchange rate fluctuations	(82)	19	(155)
Benefit obligation, 30 June	1,008	975	952
Change in plan assets
Fair value at start of year	839	790	982
Actual return on plan assets	110	71	(4)
Employer contribution	11	8	(1)
Benefits paid	(46)	(46)	(49)
Foreign currency exchange rate fluctuations	(69)	16	(138)
Total fair value of plan assets, 30 June	845	839	790
Funded status	(163)	(136)	(162)
Unrecognised net transition gain	—	(3)	(10)
Unrecognised loss	185	165	194
Unrecognised prior service cost	26	32	44
Adjustment required to recognise minimum benefit obligation	(156)	(128)	(142)
Net amount recognised	(108)	(70)	(76)
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	48	58	66
Accrued benefit liabilities	(156)	(128)	(142)
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
– active members	5.00%*	5.75%	5.25%
– pensioners	5.00%*	5.75%	5.25%
Annual increase in future compensation levels
– salary	4.50%	4.50%	4.25%
– pensions	2.75%	2.75%	2.25%
Expected long-term rate of return on assets	6.50%	7.00%	6.25%

*                 The discount rate has been determined with reference to the rates on high quality bonds with a term to maturity consistent with the duration of the liabilities. The reference rate as at 30 June 2005 is 4.9% to 5.0% p.a., the AA corporate bond rate.

The Trustee of the ANZ UK Staff Pension Scheme determines their investment strategy after consulting with the Bank with regard to the liability profile of the plan and in accordance with the Statement of Investment Principles. Following an asset liability modelling exercise, the Trustee has determined the following benchmarks which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long term:

	2005	2004	2003
Weighted average assets allocations
- Equity securities	49%	50%	45%
- Debt securities	33%	34%	36%
- Real estate	15%	15%	15%
- Other	3%	1%	4%
	100%	100%	100%

Cash Flows

Contributions

It is anticipated that $9 million will be contributed to this scheme in 2006.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2005	2005
	$m	$m
Year	Pension Benefits	Other Benefits

2006	46	—
2007	49	—
2008	51	—
2009	53	—
2010	55	—
2011-15	305	—
	559	—

NZ Scheme

	2005	2004	2003
	$m	$m	$m
Change in benefit obligation
Balance at start of year	204	—	—
Increase due to NBNZ acquisition	—	183	—
Service cost	4	4	—
Interest cost	11	7	—
Benefits paid	(15)	—	—
Actuarial (gains) losses	(26)	—	—
Foreign currency exchange rate fluctuations	(5)	10	—
Benefit obligation, 30 June	173	204	—
Change in plan assets
Fair value at start of year	169	—	—
Increase due to NBNZ acquisition	—	151	—
Actual return on plan assets	9	7	—
Employer contribution	3	3	—
Employee contribution	1	—	—
Benefits paid	(15)	—	—
Foreign currency exchange rate fluctuations	(2)	8	—
Total fair value of plan assets, 30 June	165	169	—
Funded status	(8)	(35)	—
Unrecognised net transition gain	—	—	—
Unrecognised loss (gain)	(27)	—	—
Unrecognised prior service cost	—	—	—
Adjustment required to recognise minimum benefit obligation	—	—	—
Net amount recognised	(35)	(35)	—
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(35)	(35)	—
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
- active members	5.70* %	6.40%	—
- pensioners	5.70* %	6.40%	—
Annual increase in future compensation levels
- salary	3.00%	3.00%	—
- pensions	2.00%	2.00%	—
Expected long-term rate of return on assets	8.00%	8.00%	—
Weighted average assets allocations
- Equity securities	41%	53%	—
- Debt securities	32%	26%	—
- Real estate	—	—	—
- Other	27%	21%	—
	100%	100%	—

* The discount rate has been determined with reference to the rates on high quality bonds with a term to maturity consistent with the duration of the liabilities. The reference rate as at 30 June 2005 is 5.71% p.a., the 10 year Government bond rate.

The Trustee of the National Bank Staff Superannuation Fund has established an investment strategy which sets a benchmark asset allocation and allows restricted tactical variations from this benchmark. The investment objective is to outperform the relevant market index by a prescribed percentage over rolling three year periods. The benchmark asset allocation is to combine 50% equities and 50% fixed interest and cash. Tactical variations from this benchmark are restricted to 10%.

Cash Flows

Contributions

It is anticipated that approximately $5 million of salaries (gross of tax) will be contributed to this scheme in 2006.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2005	2005
	$m	$m
Year	Pension Benefits	Other Benefits

2006	11	—
2007	14	—
2008	15	—
2009	14	—
2010	14	—
2011-15	51	—
	119	—

The elements of the net periodic pension cost of the above schemes are as follows:

	2005	2004	2003
	$m	$m	$m
Service cost	15	16	14
Interest cost	66	58	57
Expected return on schemes’ assets	(66)	(60)	(70)
Amortisation net transition asset	(3)	(6)	(6)
Recognised gains/losses	6	4	—
Recognised prior service cost	4	4	4
Net periodic pension cost	22	16	(1)
Amortisation of prepaid pension expense	—	—	—
Employer contributions	(15)	(11)	(1)
Net pension expense	7	5	(2)
Pension plan deficit amortisation	10	11	—
Pension expense adjustment and deficit amortisation	17	16	(2)

The Group also sponsors defined contribution schemes. The Group’s contributions to major defined contribution schemes amounted to $147 million for the year (2004: $127 million; 2003: $102 million).

xxiv) Variable Interest Entities

The following entities have been identified as requiring consolidation as a result of the application of FIN46R on the basis that the Group is the Primary Beneficiary. It is considered that the Group’s variable interest absorbs the majority of expected losses or receives the majority of expected returns if they occur. These entities are not consolidated or equity accounted under Australian GAAP as the Group does not have the capacity to control these entities. In relation to the vehicles consolidated under the provisions of FIN46R and disclosed below, the other creditors and beneficial owners of the VIEs do not have recourse to the Group.

Entity	Nature	Purpose & Activities	2005 Total Assets*	2004 Total Assets*
			$m	$m
Arc Funding Pty Ltd	Repackaging Vehicle	SPE issues commercial paper to finance the acquisition or holding of financial assets.	173	174
Aurora Securitisation Pty Ltd	Conduit	SPE issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	2,596	2,147
Coast Asset Corporation	Conduit	SPE issues commercial paper in the United States and on-lends the funds to special purpose companies that acquire or hold financial assets.	206	370

Coral(3)	ANZ Client deal Capital Markets funded	SPE issues commercial paper to finance the acquisition or holding of financial assets.	199	221

Eos(2)	Repackaging Vehicle	SPE issues commercial paper to finance the acquisition or holdings of financial assets.	117	178
Echo Funding Pty Ltd	Repackaging Vehicle	SPE issues medium term notes on a segregated series basis and uses the funds to acquire bonds or exposures through credit derivatives.	109	77

Kingfisher Securitisation Pty Ltd	Conduit	SPE raises funds by issuing debt instruments and uses the funds so raised to acquire assets / investments.	218	291
Omeros Trust(1)	Repackaging Vehicle	SPE raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	234	279
Omeros II Trust (1)	Repackaging Vehicle	SPE raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets	60	68
Orion	Repackaging Vehicle	SPE issues commercial paper to finance the acquisition or holding of financial assets.	—	37
Solera Trust	Repackaging Vehicle	SPE issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	117	178
Stellar Funding Pty Ltd	Repackaging Vehicle	SPE issues commercial paper to finance the acquisition or holding of financial assets.	106	152
Surf Capital	Repackaging Vehicle	SPE raises funds by issuing notes to Coast Asset Corporation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	8	157

Total			4,143	4,329
Less consolidation eliminations and other adjustments			(907)	(1,293)
Consolidation of variable interest entities			3,236	3,036

(1)   Consolidates into Aurora Securitisation Pty Ltd

(2)   Consolidates into Solera Trust

(3)   Consolidates into Coast Asset Corporation

* Total assets are shown gross of any consolidation eliminations

These entities are identified as VIEs rather than Qualifying SPEs on the basis that these SPEs are not likely to satisfy all of the requirements of clause 35 of the definition of a Qualifying SPE set out in SFAS 140.

ANZ does not consolidate, for US GAAP purposes, those SPEs where it is not expected to absorb the majority of the entity’s losses as these losses are either (i) insured by suitably rated counter parties; or (ii) held by external investors.

The Group also holds a significant variable interest in the following Variable Interest Entities; however, it is not the Primary Beneficiary:

Entity	Nature	Purpose & Activities	Total Assets	Maximum exposure to loss*
			$m	$m
Kingfisher Trust 2001-1G	ANZ client deal. Capital markets funded Mortgage Securatisation Vehicle.	Trust raises funds by issuing notes to the market. Proceeds of notes are used to fund the acquisition of mortgages.	446	88
Kingfisher Trust 2004-1G	ANZ client deal. Capital markets funded Mortgage Securatisation Vehicle.	Trust raises funds by issuing notes to the market. Proceeds of notes are used to fund the acquisition of mortgages.	975	80

* Maximum exposure to loss is considered to be the notional amounts of the liquidity and redraw facilities

xxv) Maturity analysis of the Group’s Bonds and Notes and Loan Capital

At 30 September	2005	2004	2003
	$m	$m	$m
Less than 1 year	8,938	4,657	4,289
Between 1 year and 2 years	5,759	9,568	3,360
Between 2 years and 3 years	8,674	5,128	5,481
Between 3 years and 4 years	7,192	3,537	1,994
Between 4 years and 5 years	8,162	5,483	2,552
After 5 years	9,091	7,285	4,084
Perpetual	394	419	442
Total	48,210	36,077	22,202

xxvi) Material business combination in the year of acquisition

On 1 December 2003, the Company acquired 100% of the issued share capital of NBNZ Holdings Ltd and its controlled entities. The number of shares acquired was 159 million. The results of NBNZ’s operations have been included in the consolidated financial statements since that date. NBNZ is a leading bank in New Zealand.

The aggregate purchase price under US GAAP was $4,805 billion (converted as at the date of acquisition).  The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, at the exchange rate which prevailed at the date of acquisition.

Fair Value of NBNZ’s
Net Assets Acquired
$M
Liquid assets	799
Due from other financial institutions	2,597
Trading securities	1,653
Investment securities	213
Net loans and advances	30,564
Other assets	1,722
Premises and equipment	160
Total assets acquired	37,708
Due to other financial institutions	1,092
Deposits and borrowings	30,694
Provisions	109
Creditors and other liabilities	2,455
Unsubordinated debt	1,119
Loan capital	488
Total liabilities assumed	35,957
Net assets acquired	1,751
Core deposit intangible	316
Goodwill	2,738

The amount of goodwill under US GAAP is not the same as that recognised under Australian GAAP, as the cost of the hedges of the acquisition price are not considered part of the acquisition price under US GAAP.

In this recent acquisition ANZ acquired what would be termed long term customer relationship intangible assets. An asset is required to be booked at fair value on acquisition for long term customer relationship intangible assets which meet the criteria identified in SFAS 141.

The acquisition of NBNZ by ANZ has resulted in consideration being given to booking an asset in respect of these relationships. Appendix A to SFAS 141 provides guidance on how to apply the recognition criteria to such assets. SFAS 141 allows for a period not exceeding one year to allocate fair values to identifiable assets and liabilities acquired in an acquisition. Applying this allocation period, during the financial year ANZ recognised a core deposit intangible separately from goodwill in relation to this acquisition for US GAAP purposes. This asset is not recognised for Australian GAAP purposes. This intangible asset is equal to $316 million before tax ($212 million after tax) and is to be amortised on a non-linear basis over a period of approximately 4 years.

	2005	2004	2003
	$m	$m	$m
Core deposit intangible – at cost	316	—	—
Accumulated amortisation	(125)	—	—
Total core deposit intangible	191	—	—

A deferred tax liability of $104 million in relation to the core deposit intangible has been recognised. This is in accordance with SFAS 109 ‘Accounting for Income Tax’. The impact of the recognition of this liability has been to increase goodwill on acquisition by $104 million.

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

Net income in 2003 has not been adjusted for SFAS133 ‘Accounting for Derivative Instruments and Hedging Activities’ as NBNZ did not prepare US GAAP accounts prior to acquisition.

Disposal of controlled entities

There were no material controlled entities disposed of during the year to 30 September 2005.

Acquisition of controlled entities

There were no material controlled entities acquired during the year to September 2005.

xxvii) Recently issued Australian accounting standards

We will be required to adopt the Australian equivalents of International Financial Reporting Standards (AIFRS) as issued by the AASB, for the half-year ending 31 March 2006 and year ending 30 September 2006. A summary of the significant areas of impact of adopting AIFRS appears in note 55. A summary of the standards that currently apply appear in note 1.

Some of these standards, once adopted, will result in certain adjustments in the reconciliations of net income to US GAAP and shareholders’ equity to US GAAP no longer being required.

xxviii) Recently issued United States accounting standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) ‘Share-Based Payment’. This Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognised over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). This Statement eliminates the alternative to use the intrinsic value method of accounting that is currently applied by ANZ. ANZ will be required to adopt this Statement in 2006 fiscal year.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUSTRALIA AND

NEW ZEALAND BANKING GROUP LIMITED

SCOPE

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended September 30, 2005, consisting of the statements of financial position as of September 30, 2005 and 2004, statements of financial performance, statements of changes in shareholders’ equity and statements of cash flows for the three years ended September 30, 2005, accompanying notes 1 to 57 as set out on pages 2 to 126. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report.

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

AUDIT OPINION

In our opinion, the financial report of Australia and New Zealand Banking Limited is in accordance with:

a) the Corporations Act 2001, including:

i.      giving a true and fair view of the Company’s and the consolidated entity’s financial position as at September 30, 2005 and 2004, of the Company’s performance for the financial years ended September 30, 2005 and 2004, and of the consolidated entity’s financial performance, changes in shareholders’ equity and cash flows for the financial years ended September 30, 2005, 2004 and 2003; and

ii.     complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 57 to the financial statements.

/s/ KPMG	/s/ Mitch Craig
KPMG	Mitch Craig
Partner

Melbourne, Australia
November 2, 2005, except for Note 57 which is dated December 19, 2005

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

Quantification of Sensitivity

The average charge to profit for ELP was 0.25% of average net lending assets or $580 million (Sep 2004: 0.31% or $632 million; Sep 2003: 0.39% or $614 million).

As at September 2005, the balance of the General Provision of $2,167 million (Sep 2004: $1,992 million) represents 0.99% (Sep 2004: 1.01%) of risk weighted assets).

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

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings. The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $357 million (Sept 2004: $443 million; Sep 2003: $527 million).

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

Quantification of Sensitivity

Deferred acquisition costs – At 30 September, the Group’s assets included $524 million (Sep 2004: $465 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $258 million (Sep 2004: $218 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets – At 30 September, the Group’s fixed assets included $381 million (Sep 2004: $430 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $121 million (Sep 2004: $129 million) was recognised. Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense is expected to stabilise going forward. Consistent with US accounting rules on software capitalisation, only costs incurred during configuration, coding and installation stages are capitalised. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At 30 September, the Group’s liabilities included $79 million (Sep 2004: $156 million) in relation to income received in advance. This income is largely comprised of two components: (1) fees received for services not yet completed; and (2) profit made on interest rate swaps from a shortening of the investment term of capital. Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets and liabilities at 30 September were:

Deferred Acquisition Costs	Software Assets	Deferred Income
2005	2004	2005	2004	2005	2004
$m	$m	$m	$m	$m	$m
Personal	153	145	241	296	27	36
Esanda	284	250	5	8	—	—
New Zealand Business	61	38	15	30	15	41
Institutional	6	10	47	43	19	11
Other(1)	20	22	73	53	18	68
Total	524	465	381	430	79	156

Deferred acquisition costs analysis

2005	2004
Brokerage	Brokerage	Brokerage	Brokerage
amortised	capitalised(2)	Balance(3)	amortised	capitalised(2)	Balance(3)
$m	$m	$m	$m	$m	$m
Personal	63	71	153	64	66	145
Esanda	165	199	284	147	170	250
New Zealand Business	20	43	61	7	30	38
Institutional	4	—	6	—	—	10
Other(1)	6	4	20	—	24	22
Total	258	317	524	218	290	465

(1)   Includes Group Centre, Corporate Australia and Asia Pacific

(2)   Costs capitalised during the year exclude trailer commissions paid, relating to the acquisition of mortgage assets of $83 million (2004: $87 million)

(3)   Includes capitalised debt raising expenses

d)  Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in ING Australia). The derivative instruments used to hedge the Group’s exposures include:

• swaps;

• foreign exchange contacts

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

e)  Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose entities (SPEs), to enable it to undertake specific types of transactions.

Where the Group has established SPEs which are controlled by the Group to facilitate transactions undertaken for Group purposes, these are consolidated into the Group’s financial statements.

The table below summarises the main types of SPEs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special			SPE Assets
Purpose Entity (SPE)	Reason for establishment	Key Risks	2005	2004
			$m	$m
Securitisation vehicles	Assets are transferred to an SPE which funds the purchase by issuing securities. Enables ANZ or customers to increase diversity of funding sources. The amount disclosed here is the total assets of SPEs managed or arranged by ANZ. It includes SPEs that purchase assets from sellers other than ANZ.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities.	15,181	13,013

Structured finance entities	These entities are setup to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,243	1,993

Managed funds	These funds invest in specified investments on behalf of clients.	INGA, INGNZ and certain subsidiaries of ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	44,779	39,544

f)  Valuation of investment in ING Australia Limited (INGA)

Description and significance

The Group adopts the equity method of accounting for its 49% interest in INGA. As at 30 September 2005, the Group’s carrying value was $1,479 million (September 2004: $1,697 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the statement of financial performance.

Quantification of sensitivity

During the year the Group engaged Ernst & Young ABC Limited (EY ABC) to provide an independent valuation of INGA for 31 March 2005 assessment purposes. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements. The independent valuation was based on a discounted cash flow approach, with allowance for the cost of capital. EY ABC presented an independent valuation range of $3,458 million to $3,727 million, reflecting a range of sales and cost base assumptions. Based on this review, ANZ believed that no change was required to the carrying value of the investment as at 31 March 2005.

A review for 30 September 2005 reporting purposes revealed there were no indicators of impairment and a further independent review was not required.

g)  Valuation of good will in ANZ National Bank Ltd

Goodwill arising from the acquisition of National Bank of New Zealand (NBNZ) is systematically amortised over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The carrying value of goodwill is reviewed at each balance date and is written down, to the extent that it is no longer supported by probable future benefits.

The Group obtained an independent valuation of ANZ National Bank Limited as at 31 March 2005. This valuation, based on a capitalisation of earnings methodology, calculated the value of ANZ National Bank Limited at a New Zealand geographic and New Zealand business unit reporting level. Based on the results of this valuation, no write-down in the carrying value of goodwill was required.

At 30 September 2005, a management review was conducted to determine whether there were any indicators of impairment in the carrying value of NBNZ goodwill. The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

RISK MANAGEMENT

ANZ recognises the importance of effective risk management to its business success. Management is committed to achieving strong control and a distinctive risk management capability that enables ANZ business units to meet their performance objectives.

ANZ approaches risk through managing the various elements of the system as a whole rather than viewing them as independent and unrelated parts. The Risk function is independent of the business with clear delegations from the Board and operates within a comprehensive framework comprising:

•      The Board, providing leadership, setting risk appetite/strategy and monitoring progress.

•      A strong framework for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent team of risk professionals.

•      The use of sophisticated risk tools, applications and processes to execute the global risk management strategy across the Group.

•      Business Unit level accountability, as the “first line of defence”, and for the management of risks in alignment with the Group’s strategy.

•      Independent oversight to ensure Business Unit compliance with policies, regulations and laws, and to provide regular risk evaluation and reporting.

The various risks inherent in the operations of the Group may be broadly grouped together under the following major categories:

Credit Risk

The Group has an overall lending objective of sound growth for appropriate returns. The credit risk management framework exists to provide a structured and disciplined process to support this objective.

This framework is top down, being defined firstly by the Group’s Vision and Values and secondly, by Credit Principles and Policies. The effectiveness of the credit risk management framework is validated through compliance and monitoring processes. These, together with portfolio selection, define and guide the credit process, organisation and staff.

Risk Management’s responsibilities for credit risk policy and management are executed through dedicated departments, which support the Group’s business units. All major Business Unit credit decisions require approval by both business writers and independent risk personnel.

Market Risk

ANZ has a detailed market risk management and control framework, to support trading activities, which incorporates an independent risk measurement approach to quantify the magnitude of market risk within the trading books. This approach, along with related analysis, identifies the range of possible outcomes that can be expected over a given period of time, and establishes the relative likelihood of those outcomes.

Market risk also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity (balance sheet or non-traded market risk). ANZ has a separate risk management and control framework for such risks, which is built around a Board-approved policy and limit framework.

Within overall strategies and policies, control of market risk exposures at Group level is the responsibility of Market Risk, who work closely with the Markets, and Treasury business units.

Operational Risk

Risk Management is responsible for establishing the Group’s operational risk framework and associated Group-level policies. Business Units are responsible for the identification, analysis, assessment and treatment of operational risks on a day-to-day basis.

A Risk Drivers and Controls (or “Scorecards”) Approach to operational risk measurement is used to measure the operational risk profile of individual business units, and to allocate operational risk economic capital. This approach gives business managers a strong and clear incentive to reduce operational risk.

Compliance

ANZ conducts its business in accordance with all relevant compliance requirements in each point of representation.

In order to assist the Group identify, manage, monitor and measure its compliance obligations, the Group has a comprehensive regulatory compliance framework in place, which is consistent with the Australian Standard on Compliance Programs (AS 3806) and which addresses both external (regulatory) and internal compliance.

In addition, Group Compliance, a discrete function within Risk Management, is responsible for working in conjunction with Business Unit Compliance teams and other risk management areas to provide a compliance infrastructure and framework to facilitate planning, reporting and management of new and changing business obligations and processes.

Assocations with Related Entities

ANZ has a policy and compliance plan to provide a framework for managing the risks resulting from associations between the Company, as an Authorised Deposit-taking Institution (ADI), and its “related entities”. Under this policy, all dealings between the Company and its related entities are conducted on an arm’s-length basis, unless approved by the ANZ Board.

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

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments	Banks and	Other		% of
	and other	other financial	commercial		Group
	official institutions	institutions	and industrial	Total	assets
	$m	$m	$m	$m
At 30 September 2005
USA	158	3,671	878	4,707	1.6
United Kingdom	94	2,192	2,320	4,606	1.6
China	4	2,393	159	2,556	0.9
At 30 September 2004
United Kingdom	217	2,400	2,652	5,269	2.0
USA	177	3,157	1,184	4,518	1.7

2:  CERTIFICATES OF DEPOSIT AND TERM DEPOSIT MATURITIES

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2005.

		Between	Between
	Less than	3 months and	6 months and	After
	3 months	6 months	12 months	1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	9,129	1,453	200	6,730	17,512
Term deposits	17,127	2,090	1,350	210	20,777
	26,256	3,543	1,550	6,940	38,289
Overseas
Certificates of deposit	3,733	721	487	142	5,083
Term deposits	18,017	2,887	2,044	1,004	23,952
	21,750	3,608	2,531	1,146	29,035
Total	48,006	7,151	4,081	8,086	67,324

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

	2005 over 2004			2004 over 2003
	Change due to			Change due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	12	1	13	7	1	8
New Zealand	(2)	13	11	84	8	92
Overseas markets	7	40	47	6	(11)	(5)
Investments in public securities
Australia	53	2	55	42	46	88
New Zealand	(45)	28	(17)	68	9	77
Overseas markets	(17)	10	(7)	43	(26)	17
Loans, advances and bills discounted
Australia	1,492	158	1,650	1,320	310	1,630
New Zealand	1,041	390	1,431	2,146	(82)	2,064
Overseas markets	(34)	74	40	(102)	20	(82)
Other assets
Australia	40	(66)	(26)	(6)	28	22
New Zealand	20	23	43	25	(13)	12
Overseas markets	81	(17)	64	(75)	62	(13)
Intragroup assets
Overseas markets	(28)	133	105	17	8	25
Change in interest income	2,620	789	3,409	3,575	360	3,935
Intragroup elimination	28	(133)	(105)	(17)	(8)	(25)
	2,648	656	3,304	3,558	352	3,910
Interest bearing liabilities
Time deposits
Australia	458	79	537	282	142	424
New Zealand	277	182	459	557	11	568
Overseas markets	(43)	130	87	(45)	5	(40)
Savings deposits
Australia	25	36	61	26	47	73
New Zealand	26	53	79	97	36	133
Overseas markets	—	—	—	—	—	—
Other demand deposits
Australia	175	75	250	115	104	219
New Zealand	71	85	156	174	(16)	158
Overseas markets	2	2	4	—	—	—
Due to other financial institutions
Australia	—	1	1	28	8	36
New Zealand	4	13	17	44	9	53
Overseas markets	22	67	89	(53)	19	(34)
Commercial paper
Australia	(26)	12	(14)	31	30	61
New Zealand	58	80	138	383	—	383
Overseas markets	(7)	93	86	20	(4)	16
Borrowing corporations’ debt
Australia	13	19	32	24	10	34
New Zealand	2	13	15	6	(4)	2
Loan capital, bonds and notes
Australia	482	87	569	522	42	564
New Zealand	190	24	214	90	(6)	84
Overseas markets	—	1	1	(1)	—	(1)
Other liabilities
Australia	43	(138)	(95)	186	60	246
New Zealand	106	(26)	80	(78)	64	(14)
Overseas markets	2	(2)	—	18	(24)	(6)
Intragroup liabilities
Australia	7	(1)	6	(30)	(123)	(153)
New Zealand	42	57	99	141	37	178
Change in interest expense	1,929	942	2,871	2,537	447	2,984
Intragroup elimination	28	(133)	(105)	(17)	(8)	(25)
	1,957	809	2,766	2,520	439	2,959
Change in net interest income	691	(153)	538	1,038	(87)	951

4:  CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2005		2004		2003
	Loans and	Specific	Loans and	Specific	Loans and	Specific
	advances(1)	provision	advances(1)	provision	advances(1)	provision
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	5,303	22	4,592	26	3,829	71
Business service	3,912	13	3,346	4	2,632	4
Entertainment, leisure and tourism	3,638	3	3,660	7	2,632	23
Financial, investment and insurance	4,640	4	3,548	5	4,966	5
Government and official institutions	61	—	126	—	51	—
Lease finance	2,855	2	2,667	1	2,613	2
Manufacturing	5,736	35	4,734	26	5,366	5
Personal(2)	23,253	26	19,491	24	15,648	23
Real estate – construction	3,082	3	2,368	3	1,767	4
Real estate – mortgage(3)	93,275	9	81,770	8	69,660	11
Retail and wholesale trade	8,551	18	7,626	21	6,821	54
Other	7,445	29	6,552	84	5,335	65
	161,751	164	140,480	209	121,320	267
Overseas
Agriculture, forestry, fishing and mining	11,277	1	10,551	43	2,756	12
Business service	703	2	931	4	323	1
Entertainment, leisure and tourism	1,036	7	968	3	534	5
Financial, investment and insurance	2,376	14	3,288	9	1,516	5
Government and official institutions	423	—	461	—	274	—
Lease finance	856	—	604	3	609	—
Manufacturing	4,497	28	4,682	21	3,654	17
Personal(2)	3,022	17	2,497	4	1,771	19
Real estate – construction	804	1	721	9	472	1
Real estate – mortgage(3)	39,634	8	35,400	6	12,759	4
Retail and wholesale trade	2,533	14	2,233	9	1,741	9
Other	6,054	17	5,998	64	5,058	144
	73,215	109	68,334	175	31,467	217
Total portfolio	234,966	273	208,814	384	152,787	484

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

134

	2002		2001
	Loans and	Specific	Loans and	Specific
	advances(1)	provision	advances(1)	provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	3,436	16	3,500	104
Business service	2,120	5	2,044	7
Entertainment, leisure and tourism	2,465	28	2,293	27
Financial, investment and insurance	4,603	13	4,311	3
Government and official institutions	67	—	122	—
Lease finance	2,503	2	2,524	5
Manufacturing	4,303	7	4,034	11
Personal(2)	14,893	27	13,435	36
Real estate – construction	1,152	5	1,198	11
Real estate – mortgage(3)	57,049	32	49,127	13
Retail and wholesale trade	5,957	15	6,017	16
Other	3,990	61	3,850	70
	102,538	211	92,455	303
Overseas
Agriculture, forestry, fishing and mining	2,526	3	2,686	8
Business service	435	1	214	1
Entertainment, leisure and tourism	586	4	361	1
Financial, investment and insurance	1,561	21	2,276	26
Government and official institutions	212	—	372	27
Lease finance	844	1	936	4
Manufacturing	4,701	34	5,153	30
Personal(2)	1,848	7	1,804	18
Real estate – construction	551	1	921	9
Real estate – mortgage(3)	11,956	5	11,638	12
Retail and wholesale trade	1,648	15	2,021	18
Other	5,943	282	5,853	43
	32,811	374	34,235	197
Total portfolio	135,349	585	126,690	500

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

5:  DOUBTFUL DEBTS – INDUSTRY ANALYSIS

	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Balance at start of year	2,376	2,018	2,081	1,886	2,082
Adjustment for exchange rate fluctuations	(46)	51	(98)	(28)	32
Acquisition (disposal) of provisions	(13)	273	—	—	—
Bad debts written off (refer (i) below)	(571)	(680)	(640)	(697)	(834)
Charge to statement of financial performance	580	632	614	860	531
Recoveries (refer (ii) below)	114	82	61	60	75
Total provisions for doubtful debts	2,440	2,376	2,018	2,081	1,886
i) Total write–offs by industry
Australia
Agriculture, forestry, fishing and mining	(20)	(86)	(4)	(72)	(14)
Business service	(20)	(4)	(11)	(8)	(6)
Entertainment, leisure and tourism	—	(5)	(3)	(4)	(5)
Financial, investment and insurance	(1)	—	(9)	(8)	(7)
Lease finance	(14)	(2)	(22)	(7)	(11)
Manufacturing	(16)	(15)	(10)	(17)	(22)
Personal(1)	(209)	(203)	(177)	(237)	(292)
Real estate – construction	(2)	(2)	(10)	(12)	(13)
Real estate – mortgage(2)	(4)	(8)	(11)	(19)	(13)
Retail and wholesale trade	(29)	(38)	(42)	(47)	(97)
Other	(45)	(105)	(15)	(37)	(28)
Overseas
Other	(211)	(212)	(326)	(229)	(326)
Total write-offs	(571)	(680)	(640)	(697)	(834)
ii) Total recoveries by industry
Australia
Agriculture, forestry, fishing and mining	—	—	2	3	5
Business service	—	1	1	1	1
Entertainment, leisure and tourism	—	—	1	2	1
Financial, investment and insurance	—	1	1	—	2
Lease finance	1	2	2	2	1
Manufacturing	—	—	6	3	2
Personal(1)	50	46	24	27	30
Real estate – construction	1	3	3	2	1
Real estate – mortgage(2)	—	1	1	4	3
Retail and wholesale trade	1	2	3	3	2
Other	3	2	—	1	1
Overseas
Other	58	24	17	12	26
Total recoveries	114	82	61	60	75
Net write-offs	(457)	(598)	(579)	(637)	(759)
Ratio of net write–offs to average loans and acceptances	0.2%	0.3%	0.4%	0.4%	0.5%

(1)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(2)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

6:  SHORT TERM BORROWINGS

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2005	2004	2003
	$m	$m	$m
Balance at end of year
Commercial paper – ANZ (Delaware) Inc.	6,373	7,068	6,981
Commercial paper – other	14,634	11,712	5,458
Unsecured notes	—	—	—
Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	3.66%	1.68%	1.07%
Commercial paper – other	6.40%	5.41%	4.76%
Unsecured notes	—	—	—
Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	6,822	7,068	6,988
Commercial paper – other	14,925	18,387	7,407
Unsecured notes	—	—	7
Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	5,915	6,485	4,740
Commercial paper – other	13,072	12,588	5,216
Unsecured notes	—	—	7
Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	2.71%	1.14%	1.22%
Commercial paper – other	6.26%	5.53%	4.83%
Unsecured notes	—	—	5.85%

GLOSSARY

Asia Pacific provides primarily retail and corporate banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this division excludes Institutional businesses in the Asia Pacific region that are included in the Institutional result.

Corporate consists of Corporate Banking, Business Banking and Small Business Banking in Australia.

•      Small Business Banking - provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

•      Business Banking - provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

•      Corporate Banking - manages customer relationships and develops financial solutions for medium-sized businesses, with a turnover of $10 million to $150 million.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation. Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Esanda and UDC comprises Esanda Finance Corporation Limited and UDC Finance Corporation Limited. They provide vehicle and equipment finance, rental services and fixed and at call investments. Operating in Australia as Esanda and Esanda FleetPartners, and in New Zealand as UDC and Esanda FleetPartners.

Group Centre provides support to the other segments in the areas of People Capital, Risk Management, Finance, Operations, Technology, Strategy and Treasury.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

ING Australia (INGA), the joint venture between the Group and ING Group.

Institutional is a segment encompassing businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers.

•      Client Relationship Group - manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $150 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

•      Trade and Transaction Services -provides cash management, trade finance, international payments, clearing and custodian services principally to corporate and institutional customers.

•      Markets - provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services, globally.

•      Corporate and Structured Financing -provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s corporate, institutional, and small business customers.

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

New Zealand Business comprises

•      ANZ Retail - operating under the ANZ brand in New Zealand, provides a full range of banking service to personal and business banking customers.

•      NBNZ Retail - operating under the National Bank brand in New Zealand, provides a full range of banking services to personal customers from youth through to private banking, and business banking customers with turnover up to NZD5 million.

•      Corporate Banking - incorporates the ANZ and NBNZ brands in New Zealand, and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD100 million.

•      Rural Banking - provides a full range of banking services to rural and agribusiness customers in New Zealand.

•      NBNZ - refers to the operations of the National Bank of New Zealand Limited purchased on 1 December 2003. These operations were amalgamated with ANZ Banking Group (New Zealand) Limited on 26 June 2004 to form ANZ National Bank Limited. NBNZ was reported as a separate business unit until 30 September 2004.

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

Overseas markets includes all operations outside of Australia and New Zealand. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal comprises the following business in Australia:

•      Banking Products - manufactures deposit, transaction account and margin lending products.

•      Consumer Finance - provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

•      Mortgages - provides mortgage finance secured by residential real estate in Australia.

•      Regional Commercial and Agribusiness Products - provides a full range of banking services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•      Wealth Management - comprises the equity accounted earnings from INGA’s core business operations (excludes investment earnings) and the Financial Planning distribution business.

•      Other - includes the branch network, whose costs are full recovered from product business units, Private Banking and marketing and support costs.

Service transfer pricing is used to allocate services that are provided by central areas to each of its business units. The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the cost of the services it uses.

Service transfer pricing charges are reported in the profit and loss statement of each business unit as:

•      Net inter business unit fees - includes intra-group receipts or payments for sales commissions and branch service fees. A product business will pay a distribution channel for product sales. Both the payment and receipt are shown as net inter business unit fees.

•      Net inter business unit expenses -consists of the charges made to business units for the provision of support services. Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

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
Concentrations of Credit Risk
Contingent Liabilities, Contingent Asset and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customer’s Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors and Specified Executives – Related Party Transactions
Directors of Controlled Entities of the Company – Related Party Transactions
Dividends
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
Statements of Financial Position
Superannuation Commitments
Trading Securities
Transactions with Associates and Joint Venture Entities – Related Party Disclosures
Volume and Rate Analysis

