Form 20-F
period 2006-09-30
AUSTRALIA & NEW ZEALAND BANKING GROUP LTD
filed 2007-01-08
CIK 859994

2006

US Form 20-F

Annual Report

Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

☐ Registration Statement pursuant to Section 12(b)
or 12(g) of the Securities Exchange Act of 1934

OR

☒ Annual Report pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended September 30, 2006

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the transition period from            to

Commission file number: 0-18262

OR

☐ Shell Company Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report:

For the transition period from              to              .

Australia and New Zealand Banking Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Victoria, Australia

(Jurisdiction of incorporation or organization)

100 Queen Street, Melbourne, VICTORIA, 3000, AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares
each representing five ordinary shares	New York Stock Exchange

American Depositary Receipts
each representing four Preference shares	New York Stock Exchange

Securities registered or to be registered pursuant to
Section 12 (g) of the Act.	None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☒                    No   ☐

If this is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐                     No   ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

US$1,000 Preference Shares (US Trust Securities)	1,100,000	fully paid

Ordinary Shares	1,836,572,115	fully paid

$100 Preference Shares (ANZ StEPS)	10,000,000	fully paid

€1,000 Preference Shares (Euro Trust Securities)	500,000	fully paid

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days

Yes   ☒                    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer         ☒                Accelerated filer         ☐            Non-accelerated filer         ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐                Item 18    ☒

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐                     No   ☒

(Applicable only to issuers involved in bankruptcy proceedings during the last five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.

Yes   ☐                     No   ☐

Table of Contents

Form 20-F Registration Statement

Forward-Looking Statements

Part 1

Item 1:	Identity of Directors, Senior Management and Advisors

Item 2:	Offer Statistics and Expected Timetable

Item 3:	Key Information
Selected Financial Data
Risk Factors
Currency of Presentation, Exchange Rates and Certain Definitions

Item 4:	Information on the Company
Our Strategic Direction
Recent Developments
Assets and Gross Revenue by Line of Business
Assets and Gross Revenue by Region
Supervision and Regulation
Competition

Item 5:	Operating and Financial Review and Prospects
Changes in Accounting Policy
Operating Results
Net Profit and Loss
Analysis of Major Income and Expense Items
Results by Line of Business
Results by Region
Balance Sheet
Contingent liabilities and Contractual Obligations
Supplementary Financial Information
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
US Trust Securities
Euro Trust Securities
Convening of and admission to general meetings
Limitations on ownership and changes in control
Constitution provisions governing disclosure of shareholdings

Documents on Display

Item 11:	Quantitative and Qualitative Disclosures about Market Risk
Risk Management
Traded Market Risk
Non-Traded Risk Management (Balance Sheet Risk)

Part II

Item 12:	Description of Securities other than Equity Securities

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Item 14:	Material Modifications to the Rights of Security Holders and use of Proceeds

Item 15:	Controls and Procedures

Item 16A:	Audit Committee Financial Expert

Item 16B:	Code of Ethics

Item 16C:	Principal Accountant Fees and Services

Item 16D:	Exemptions from the Listing Standards for Audit Committees

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Part III

Item 17:	Financial Statements	Not applicable as Item 18 complied with

Item 18:	Financial Statements	Attachment 1

Appendix A: Additional Historical AGAAP Information

Item 19:	Exhibits
	Constitution	Exhibit 1
	Material Contracts	Exhibit 4
	Subsidiaries	Exhibit 8
	302 Certifications	Exhibit 12
	906 Certifications	Exhibit 13
	Signatures	148

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

For example, the economic and financial forecasts contained in this Annual Report will be affected by movements in exchange rates and interest rates, which may vary significantly from current levels, as well as by general economic conditions in each of ANZ’s major markets. Such variations may materially impact ANZ’s financial condition and results of operations. The implementation of control systems and programs will be dependent on such factors as ANZ’s ability to acquire or develop necessary technology and its ability to attract and retain qualified personnel. The plans, strategies and objectives of management will be subject to, among other things, government regulation, which may change at any time and over which ANZ has no control. In addition, ANZ will continue to be affected by general economic conditions in capital markets, the competitive environment in each of its markets and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in this Annual Report. See “Risk Factors” on page 4.

Item 1:                                          Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:                                          Offer Statistics and Expected Timetable

Not applicable.

Item 3:                                          Key Information

Selected Financial Data

The summary consolidated balance sheet as of September 30, 2006 and 2005 and income statement data for the fiscal years ended September 30, 2006 and 2005 have been derived from the Group’s 2006 audited financial statements (the “Financial Report”).  The Financial Report has been audited by our independent auditors.

The consolidated financial statements of the Group are prepared in accordance with Australian Equivalents to International Financial Reporting Standards (“AIFRS”), which differs in some respects from Generally Accepted Accounting Principles in the United States (“US GAAP”).

As discussed in Note 1 of the Financial Report, the Group revised its accounting policies on October 1, 2005 to enable the preparation of financial statements that comply with AIFRS.  An explanation of how the transition from previous Australian GAAP to AIFRS has impacted the Group’s reported financial position, financial performance and cash flow is set out in Note 51 of the Financial Report.

The AIFRS accounting policies have been consistently applied by all consolidated entities and to all periods presented in the consolidated financial report and the opening AIFRS balance sheet as at October 1, 2004, except for those policies relating to Standards for which comparatives are not restated, as permitted under the first time adoption transitional provisions. These Standards are AASB 132: “Financial Instruments: Presentation and Disclosure”, AASB 139: “Financial Instruments: Recognition and Measurement”, and AASB 4: “Insurance Contracts”.

The difference between our 2005 AIFRS information (where comparatives affected by these three standards are not restated) and comparative information for 2005 as if these three standards had been applied has been quantified in order to make ANZ’s 2005 information more comparable with reported 2006 AIFRS results and is referred to as the “AIFRS 2005 Adjustments”.

Amounts reported in US dollars have been translated at the September 29, 2006 Noon Buying Rate in New York City, which was US$0.7461 = A$1.00.

Years ended September 30	2006	2006	2005
	USD$M	$M	$M
Summary of Consolidated Statement of Income (1)
AIFRS
Interest income	16,639	22,301	17,719
Interest expense	(11,459)	(15,358)	(11,901)
Net interest income	5,180	6,943	5,818
Profit from disposal of investments	—	—	—
Other operating income	2,394	3,209	3,578
Operating income	7,574	10,152	9,396
Operating expenses	(3,381)	(4,531)	(4,418)
Profit before provision for credit impairment charges and income tax	4,193	5,621	4,978
Provision for credit impairment charge (2)	(304)	(407)	(580)
Profit before income tax	3,889	5,214	4,398
Income tax expense	(1,136)	(1,522)	(1,220)
Profit for the year	2,753	3,692	3,178
Net profit attributable to minority interests	(3)	(4)	(3)
Profit attributable to shareholders of the Company	2,750	3,688	3,175
Total adjustments attributable to shareholders of the company recognized directly into equity	(135)	(181)	(418)
Total changes in equity other than those resulting from transactions with shareholders as owners	2,615	3,507	2,757
Non-interest income as a % of operating income (3)	32%	32%	38%
Dividends (4)	1,543	2,068	1,877
Per fully paid ordinary share:
Net profit after income tax per share (cents) (5)	149	200	170
Diluted net income per share (cents)	145	194	164
Dividends	$0.93	$1.25	$1.10
Dividends	—	USD0.93	USD0.84
Dividends per ADR	—	USD4.65	USD4.20
Continuing Operations (AIFRS):
Total income from operations	19,033	25,510	21,297
Less: Impact of discontinuing operations	—	—	—
Total income from continuing operations	19,033	25,510	21,297
Total operating profit after income tax	2,750	3,688	3,175
Less: Impact of discontinuing operations	—	—	—
Profit after income tax from continuing operations	2,750	3,688	3,175
Profit after income tax per fully paid ordinary share (cents) (5)	149	200	170

(1)            In millions, except per share amount, per American Depositary Receipt (“ADR”) amount and ratios.

(2)            The provision for credit impairment charge represents the individual and collective provision charge (refer page 35).

(3)            Operating income is the sum of net interest income and non-interest income.

(4)            Excludes preference share dividends and dividends taken under the bonus option plan.  The final dividend for 2006 of $1,267 million (2005: $1,078 million) has not been provided for at September 30, due to a change in Australian Accounting Standards on recognition of dividends effective from 2003.

(5)            Amounts are based on weighted average number of ordinary shares outstanding, 2006: 1,830.3 million (2005: 1,823.7 million).  Weighted average number of ordinary shares outstanding has been adjusted for rights issue.  Net profit after income tax excludes preference share dividends of 2006: $27 million (2005: $84 million).

Years ended September 30	2006	2006	2005	2004	2003	2002
	USD$M	$M	$M	$M	$M	$M
Summary of Consolidated Statement of Income (1)
Adjusted in accordance with US GAAP (2):
Net interest income	5,631	7,547	7,793	5,101	4,263	4,001
Provision for credit impairment charge (3)	(308)	(413)	(316)	(632)	(614)	(860)
Net income before taxes	3,868	5,184	4,429	3,916	3,294	2,993
Net income after income tax	2,728	3,657	3,173	2,788	2,380	2,097
Net income after income tax per share (cents) (4)	149	200	174	155	144	127

(1)            In millions, except per share amount, per ADR amount and ratios.

(2)            As detailed in Note 53 to the Financial Report, during 2005 and 2006 the Group undertook a review of its US GAAP reporting which identified several interpretational differences in ANZ’s application of US GAAP.  These differences, which impact the current and prior years, have been adjusted for when identified in 2005 and 2006 as they were not material either individually or in the aggregate.

(3)            The provision for credit impairment charge represents the individual and collective provision charge (refer page 35).  The 2005 US GAAP charge includes an adjustment to the estimate of the collective provision for US GAAP purposes of $6 million (2005: $264 million).  Refer Note 53 of the Financial Report.

(4)            Amounts are based on weighted average number of ordinary shares outstanding, 2006: 1,830.3 million, 2005: 1,823.7 million, 2004: 1,774.1 million, 2003: 1,577.8 million, 2002: 1,559.8 million.  Weighted average number of ordinary shares outstanding has been adjusted for the rights issue completed in 2003.  Operating profit after income tax excludes preference share dividends of 2006: $27 million, 2005: $84 million, 2004: $98 million, 2003: $102 million, 2002: $117 million.

Years ended September 30	2006	2006	2005
	USD$M	$M	$ M
Summary of Consolidated Balance Sheets
AIFRS
Shareholders’ equity (1)	14,826	19,872	19,511
Subordinated debt	8,301	11,126	9,137
Bonds and notes	37,342	50,050	39,073
Deposits and other borrowings	152,797	204,794	190,322
Gross loans, advances and acceptances (net of unearned income) (2)	202,246	271,071	248,379
Individual provision for credit impairment	(213)	(286)	(273)
Collective provision for credit impairment	(1,447)	(1,940)	(2,167)
Net loans, advances and acceptances	200,586	268,845	245,939
Total assets	250,519	335,771	300,885
Net assets	14,852	19,906	19,538
Risk weighted assets	179,227	240,219	219,573
Summary of Consolidated Ratios
AIFRS
Net profit after income tax (3) as a percentage of:
Average total assets		1.1%	1.1%
Average shareholders’ equity (1)		20.7%	18.3%
Dividends (4) to ordinary shareholders as a percentage of operating profit after income tax		62.6%	65.0%
Average shareholders’ equity as a percentage of average total assets (5)		5.5%	6.0%
Capital Adequacy ratios:
Tier 1		6.8%	6.9%
Tier 2		4.2%	3.9%
Deductions (6)		(0.4)%	(0.3)%
Total		10.6%	10.5%
Number of shares on issue (million)		1,837	1,826

(1)            Excludes outside equity interest.

(2)            Our balance sheet shows loans and advances net of the individual and collective provisions. For ease of presentation the gross amount is shown here.

(3)            Includes significant items of $93 million for the fiscal year ended September 30, 2006 (2005: $14 million) detailed on page 26.

(4)            Includes proposed final dividend of $1,267 million for the fiscal year ended September 30, 2006 but not provided at September 30, 2006 (2005: $1,078 million proposed but not provided at September 30, 2005) and excludes dividends taken under the bonus option plan.

(5)            Excludes preference shares.

(6)            Deductions are taken for strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitization activities of $1,073 million (2005: $784 million).

Years ended September 30	2006	2006	2005	2004	2003	2002
	USD$M	$M	$ M	$ M	$ M	$ M
Summary of Consolidated Balance Sheets
Adjusted in accordance with US GAAP (1)
Shareholders’ equity (2)	14,483	19,412	17,880	16,917	12,820	12,139
Total assets	249,666	334,628	299,183	262,024	195,230	183,035
Net profit after income tax as a percentage of:
Average total assets		1.1%	1.1%	1.1%	1.2%	1.2%
Net profit after income tax as a percentage of:
Average shareholders’ equity		20.6%	18.7%	17.9%	20.8%	20.9%
Dividends (3) to ordinary shareholders as a percentage of operating income after income tax (3)		62.6%	63.3%	66.6%	63.3%	64.4%
Average shareholders’ equity (4) as a percentage of average total assets		5.5%	6.0%	6.2%	5.6%	5.3%

(1)            As detailed in Note 53 to the Financial Report, during 2005 and 2006 the Group undertook a review of its US GAAP reporting which identified several interpretational differences in ANZ’s application of US GAAP.  These differences, which affect both current and prior years, have been adjusted for when identified in 2005 and 2006, as they were not material either individually or in the aggregate or in isolation.

(2)            Excludes outside equity interest.

(3)            Includes proposed final dividend of $1,267 million for the fiscal year ended September 30, 2006 but not provided at September 30, 2006 following a change in Accounting Standards on recognition of dividends from 2003. Adjusted for preference share dividends.

(4)            Excludes preference shares.

Years ended September 30	2006	2006	2005
	USD $M	$ M	$ M
Summary of credit quality data
Gross impaired loans (1)
Subject to provision for credit impairment	472	633	511
Without provision for credit impairment	21	28	131
Total impaired loans	493	661	642
Provision for credit impairment
Individual provision (loans)	208	279	256
Individual provision (off balance sheet commitments)	5	7	17
Collective provision	1,447	1,940	2,167
Total provision	1,660	2,226	2,440
Gross loans, advances and acceptances (2)
Gross loans and advances (2) (3)	192,222	257,636	234,930
Acceptances	10,024	13,435	13,449
Total gross loans, advances and acceptances	202,246	271,071	248,379
Gross impaired loans as a percentage of gross loans and advances		0.3%	0.3%
Gross impaired loans as a percentage of gross loans, advances and acceptances		0.2%	0.3%
Individual provision for credit impairment as a percentage of gross impaired loans (1):
Subject to allowance		44.1%	50.1%
Total impaired loans		42.2%	39.9%
Total provision for credit impairment as a percentage of:
Gross loans and advances (2)		0.9%	1.0%
Gross loans, advances and acceptances (2)		0.8%	1.0%
Risk weighted assets		0.9%	1.1%

(1)            Excludes off-balance sheet commitments that have been classified as unproductive of $30 million (2005: $26 million) net of a provision of $7 million (2005: $17 million) and restructured loans nil (2005: $28 million).

(2)            Net of unearned income.

(3)            The consolidated balance sheet shows loans and advances net of the individual and collective provisions. For ease of presentation the gross amount is shown here.

Risk Factors

Changes in general business and economic conditions may adversely impact ANZ’s results

As the majority of our business is conducted in Australia and New Zealand, ANZ’s performance is influenced by the level and cyclical nature of business activity in these countries, which, in turn are affected by both domestic and international economic and political events.

These events and conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, relative changes in foreign exchange rates and the strength of the Australian and New Zealand economies.  For example, a general economic downturn, a correction in the housing market, an increase in unemployment or other events that negatively impact household and/or corporate incomes could decrease the demand for ANZ’s loan and non-loan products and services and increase the number of customers who fail to pay interest or repay principal on their loans. Australian and New Zealand economic conditions may also be affected by geo-political instability, including, among other factors, actual or potential conflict and terrorism.  ANZ’s future performance may also be affected by the economic conditions of other regions in which operations are conducted.

In addition, an appreciation in the Australian or New Zealand dollar relative to other currencies could negatively impact Australian or New Zealand agricultural exports and international tourism.  Climatological events such as droughts, geological events such as volcanic activity or other extrinsic events such as a bird flu pandemic could have a negative effect on the ability of our customers to pay interest or repay principal on their loans.

Changes in monetary policies may adversely impact ANZ’s results

The Reserve Bank of Australia (“RBA”) and the Reserve Bank of New Zealand (“RBNZ”) regulate the supply of money and credit in Australia and New Zealand (respectively). Their policies help determine the cost of funds to ANZ for lending and investing and the return that the Group will earn on those loans and investments. Both of these impact ANZ’s net interest margin and can materially affect the value of financial instruments held by ANZ, such as debt securities. The policies of the RBA and the RBNZ can also affect ANZ’s borrowers, potentially increasing the risk that they may fail to repay their loans.

Regulatory changes may adversely impact ANZ’s results

The Group includes regulated entities that are deposit-taking institutions, which are regulated in Australia, New Zealand and in the other countries (including the United Kingdom and the United States of America) in which ANZ has operations, trades or raises funds or in respect of which ANZ has some other connection. This regulation varies from country to country but generally is designed to protect depositors and the banking system as a whole, not holders of ANZ’s securities.

The Australian Government and its agencies, including the Australian Prudential Regulation Authority (“APRA”), the RBA, and other financial industry regulatory bodies have supervisory oversight of ANZ.  The New Zealand Government and its agencies, including the RBNZ, have supervisory oversight of ANZ’s New Zealand business.  The Group is also regulated by United States governmental agencies, including the Federal Reserve Board, the US Department of Treasury and the Office of the Comptroller of the Currency, and United Kingdom agencies, including the Financial Services Authority, and other financial industry regulatory bodies in those countries and in other countries in which the Group has operations, trades or raises funds or in respect of which the Group has some other connection. A failure to comply with any laws, regulations or policies in any of those jurisdictions could result in sanctions by these or other regulatory agencies and cause damage to the reputation of ANZ which could affect the ANZ substantially. To the extent that these regulatory and consent requirements and any other regulatory requirements limit the operations and flexibility of ANZ, they could adversely affect the profitability and prospects of ANZ.

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

Competition may adversely impact ANZ’s results, especially in Australia and New Zealand

The financial services sector in which ANZ operates is highly competitive and could become even more so, particularly in those segments which are perceived as providing higher growth prospects.  Factors contributing to this include industry deregulation, mergers and acquisitions, changes in customers’ needs and preferences, entry of new participants, development of new distribution and service methods and increased diversification of products by competitors.  For example, changes in the financial services sector have made it possible for non-bank financial institutions to offer products and services traditionally provided by banks, such as automatic payment systems, mortgages and credit cards. In addition, banks in different jurisdictions are subject to different levels of regulation and some may have lower cost structures.

The effect of competitive market conditions may have a material adverse effect on ANZ’s financial performance and position, especially in Australia and New Zealand.  For example, increasing competition for customers can lead to a compression in our net interest margin, or increased advertising and related expenses to attract and retain customers.

Application of and changes to accounting policies may adversely impact ANZ’s results

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. Our management must exercise judgement in selecting and applying many of these accounting policies and methods so that not only do they comply with generally accepted accounting principles but they also reflect the most appropriate manner in which to record and report our financial position and results of operations.  However, these accounting policies may be applied inaccurately resulting in a misstatement of our financial position and results of operations.

In some cases, management must select an accounting policy or method from two or more alternatives, any of which might comply with generally accepted accounting principles and be reasonable under the circumstances yet might result in us reporting materially different outcomes than would have been reported under another alternative.

For reporting periods commencing October 1, 2005, the Group is required to prepare financial statements using Australian Equivalents to International Financial Reporting Standards (“AIFRS”), issued by the Australian Accounting Standards Board.

AIFRS includes changes to loan loss provisioning and other accounting standards.  These changes can be expected to result in increased volatility of earnings.

As our business is conducted in several different currencies, mainly the Australian and New Zealand dollars, our business may be largely affected by a change in the currency exchange rates.  Additionally, as the annual report is prepared and stated in Australian dollars, any appreciation in the Australian dollar against other currencies in which we earn revenues (particularly the New Zealand dollar) may adversely affect our reported earnings.

ANZ is subject to credit risk, which may adversely impact ANZ’s results

As a financial institution, ANZ is exposed to the risks associated with extending credit to other parties.  Less favorable business or economic conditions, whether generally or in a specific industry sector or geographic region, could cause customers to experience an adverse financial situation, thereby exposing ANZ to the increased risk that those customers will fail to meet their obligations in accordance with agreed terms.  In addition, in assessing whether to extend credit or enter into other transactions with customers, ANZ relies on information provided by or on behalf of customers, including financial statements and other financial information.  ANZ may also rely on the representations of customers as to the accuracy and completeness of that information and with respect to financial statements, on reports of independent auditors.  ANZ’s financial performance could be negatively impacted to the extent that it relies on information that is inaccurate or materially misleading.

Due to the potential for loss arising from the failure of customers to meet their contractual obligations, ANZ holds provisions to cover credit impairment.  The amount of these provisions is determined by assessing, based on current information, the extent of impairment inherent within the current lending portfolio.  However, if the information upon which the assessment is made proves to be inaccurate, the provisions made for credit impairment may be inappropriate, which could have a material effect on ANZ’s financial performance.

Where there is objective evidence that a loss event has occurred just prior to balance date that is not reflected in the Risk Grading Framework, ANZ may adjust the provision for credit impairment to allow for the estimated impact of the loss event.  Scenario modeling will be used to support experienced judgment in estimating the adjustment required.   The collective provision for credit impairment currently includes a scenario modeling adjustment to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices.   Further information in respect of the estimation and unwind of the impact of higher oil prices is provided in the Critical Estimates and Judgements in Applying Accounting Policies section.

A weakening of the real estate markets in Australia or New Zealand may adversely affect ANZ’s results

Residential and rural property lending, together with property finance, including real estate development and investment property finance, constitute important business to ANZ.  As of September 30, 2006, residential loans represented approximately 53% of our total loans.  A decrease in property valuations could decrease the amount of new mortgages ANZ is able to write or increase the losses ANZ may experience from existing mortgages, which, in either case, could materially and adversely impact ANZ’s financial condition and result of operations.

ANZ is subject to operational risk, which may adversely impact the Group’s results

Operational risk refers to risks arising from day-to-day operational activities which may result in direct or indirect loss. These losses may result from both internal and external events.

Operational risk includes: process error, fraud, systems failure and breach of regulation or legislation; failure of security, physical protection and recovery systems; customer services, staff skills and performance; and product development, delivery and maintenance.

Similarly, there are operational risks in the management, design and implementation of major projects.

ANZ is also exposed to failings by third party providers, including outsourcing, to natural disasters, political, security and social events and to failings in the financial services sector.

ANZ is subject to market risk (including foreign exchange risk) and liquidity risk, which may adversely impact the Group’s results

Market risk relates to the risk of loss arising from changes in interest rates, foreign exchange rates, prices of commodities, debt securities and other financial contracts, including derivatives. Losses arising from these risks may have a material adverse effect on ANZ. ANZ is also exposed to liquidity risk, which is the risk that ANZ has insufficient funds and is unable to meet its payment obligations as they fall due, including obligations to repay deposits and maturing wholesale debt.

Failure of information technology systems could significantly interrupt ANZ’s business.

ANZ is highly dependent on information systems and technology and there is a risk that these, or the services they use or are dependent on, might fail.  Most of ANZ’s daily operations are computer based.  Information technology systems are essential to maintaining effective communications with customers.  The exposure to systems risks includes: complete or partial failure of information technology systems; inadequacy of internal or third party information technology systems due to, among other things, failure to keep pace with industry developments; and capacity of the existing systems to effectively accommodate planned growth and integrate existing and future acquisitions and alliances.  Any failure in these systems could result in business interruption, the loss of customers, damaged reputation and weakening of ANZ’s competitive position and could adversely impact ANZ’s business and have a material adverse effect on ANZ’s financial condition and loss of operations.

Litigation and contingent liabilities may adversely impact our results

ANZ may from time to time be subject to material litigation and other contingent liabilities, which, if they crystallize, may adversely impact our results.  Details regarding ANZ’s contingent liabilities are contained in Note 45 of the 2006 Financial Report.  There is a risk that these contingencies may be larger than anticipated or that additional litigation or other contingent liabilities will arise.

Acquisition risk may adversely impact ANZ’s results

ANZ regularly examines a range of corporate opportunities including material acquisitions and dispositions, with a view to determining whether those opportunities will enhance its financial performance and position.  Any corporate opportunity that is pursued could, for a variety of reasons, turn out to have a material adverse effect on the Group. The successful implementation of the ANZ corporate strategy will depend on a range of factors including potential funding strategies and challenges associated with integrating and adding value to an acquired business.

The operating performance or capital structure may also be affected by these corporate opportunities and there is a risk that ANZ’s credit rating may be placed on credit watch or downgraded if these opportunities are pursued.

Currency of Presentation, Exchange Rates and Certain Definitions

Currency of Presentation

The Company, together with its subsidiaries, publishes consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to “US$”, “USD” and “US dollars” are to United States dollars and references to “$”, “AUD” and “A$” are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of USD0.7461 = $1.00, the Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on September 29, 2006.

Exchange Rates

For each of the periods indicated, the high, low, average and period-end Noon Buying Rates for Australian dollars were:

		USD per $1.00
	Year ended September 30,	High	Low	Average	Close
	2002	0.5748	0.4923	0.5329	0.5429
	2003	0.6823	0.5422	0.6131	0.6797
	2004	0.7979	0.6814	0.7287	0.7244
	2005	0.7974	0.7207	0.7685	0.7643
	2006	0.7781	0.7056	0.7473	0.7461
Monthly periods	June 2006	0.7527	0.7284	0.7399	0.7423
	July 2006	0.7664	0.7407	0.7528	0.7664
	August 2006	0.7699	0.7568	0.7631	0.7630
	September 2006	0.7704	0.7461	0.7459	0.7461
	October 2006	0.7743	0.7434	0.7544	0.7743
	November 2006	0.7896	0.7629	0.7727	0.7896

The average for annual periods is calculated from the Noon Buying Rate on the last day of each month during the period.

On December 14, 2006, the Noon Buying Rate was US $0.7894 per $1.00.

In the fiscal year ended September 30, 2006, 34% (2005: 35%) of our operating income was derived from New Zealand and overseas operations and was denominated principally in New Zealand dollars (“NZ$” or “NZD”), US dollars (“US$” or “USD”), British pounds sterling (“£” or “GBP”) and European Monetary Union Euro (“€” of “EUR”). Movements in foreign currencies against the Australian dollar can therefore affect ANZ’s earnings through the re-translation of overseas profits to Australian dollars. Based on exchange rates applied to convert overseas profits and losses from September 2002 to September 2006, the Australian dollar moved against these currencies as follows (refer also Note 50 to the Financial Report):

Years ended September 30	2006	2005	2004	2003	2002
EURO	+1%	+1%	+6%	-3%	-1%
GBP	0%	+2%	+6%	+6%	0%
NZD	+5%	-4%	+1%	-7%	-4%
USD	-2%	+5%	+19%	+15%	+2%

We monitor our exposure to revenues, expenses and invested capital denominated in currencies other than Australian dollars. These currency exposures are hedged in accordance with established hedging policies.

Certain Definitions

Our fiscal year ends on September 30. As used throughout this Annual Report, unless otherwise stated or the context otherwise requires, the fiscal year ended September 30, 2006, and other fiscal years are referred to in a corresponding manner.

Our audited financial results are found in our 2006 Financial Report.

Our Pacific Banking practice includes operations in 11 countries in the South Pacific region; America Samoa, Cook Islands, Fiji, Kiribati, New Caledonia, Papua New Guinea, Samoa, Solomon Islands, Timor Leste, Tonga and Vanuatu.

Results are analyzed by three geographic regions; Australia, New Zealand and Overseas.  The Overseas region consists of countries other than Australia and New Zealand.

The difference between our 2005 AIFRS information (where comparatives affected by these three standards are not restated) and comparative information for 2005 as if these three standards had been applied has been quantified in order to make ANZ’s 2005 information more comparable with reported 2006 AIFRS results and is referred to as the “AIFRS 2005 Adjustments”.

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

Based on publicly available information as at September 30, 2006, we ranked third among Australian banking groups in terms of total assets ($336 billion), shareholders’ equity ($19.9 billion) and market capitalization ($49 billion), which ranked us as the fourth largest company listed on the Australian Stock Exchange Limited.  ANZ currently has a credit rating of AA- with Standard and Poor’s, and Aa3 with Moody’s.  On November 8, 2006, Standard & Poor’s announced that they had placed ANZ’s rating on CreditWatch with positive implications.

We provide a broad range of banking and financial products and services to retail, small business, corporate and institutional clients. ANZ’s business is not materially impacted by seasonal trends.  We conduct our operations primarily in Australia and New Zealand (approximately 94% of our total assets at September 30, 2006 are related to these operations). The remainder of our operations are conducted across the Asia Pacific regions, and in a number of other countries including the United Kingdom and the United States. At September 30, 2006, we had 1,265 branches and other points of representation worldwide (excluding ATMs).

ANZ’s strategy is executed through a management structure focused on specialization with specialist business units clustered around customers to form our key divisions.

Australia and New Zealand Banking Group Limited was registered in the State of Victoria, Australia on July 14, 1977 as a public company limited by shares.

Principal Activities of Divisions

Personal

Personal is a division comprised of Regional, Rural and Small Business Banking, Banking Products, Mortgages, Consumer Finance, Investments and Insurance, Esanda, Pacific Banking businesses and a number of other areas, including the branch network, and marketing and support services in Australia.

•             Regional, Rural and Small Business Banking - Provides a full range of banking services to personal, small business and agribusiness customers across rural and regional Australia, and to metropolitan-based small businesses in Australia with funds under management (“FUM”) up to A$50,000.

•             Banking Products - Provides deposit accounts and transaction accounts.  In addition, the business manages ANZ Australia’s direct channels covering Phone Banking and Internet Banking.

•             Mortgages - Provides housing finance to consumers in Australia for both owner occupied and investment purposes.

•             Consumer Finance - Provides consumer and commercial credit cards, epayment products, personal loans, merchant payment facilities in Australia and ATM facilities.

•             Investments and Insurance – Comprises ANZ’s financial planning, margin lending and trustee businesses as well as the equity accounted earnings from E*Trade Australia, an online broking business.

•             Esanda - Provides motor vehicle and equipment finance, operating leases and investment products.

•             Pacific Banking - Provides retail and corporate banking services to customers in the South Pacific region.  ANZ has operated in the Pacific since 1880.  Since then, ANZ has extended its operations throughout the region including: American Samoa, Cook Islands, Fiji, Kiribati, New Caledonia, Papua New Guinea, Samoa, Solomon Islands, Timor Leste, Tonga and Vanuatu.

Institutional

Institutional is a division encompassing businesses that provide a full range of financial services to ANZ’s largest corporate and institutional customers in all geographies.

•             Institutional & Corporate Relationships - Manages customer relationships and develops financial services solutions and strategies for business clients with FUM in excess of A$50,000, for corporate clients with FUM in excess of A$10 million and for institutional clients with FUM in excess of A$150 million in Australia and New Zealand and for global corporate clients with whom ANZ has an existing customer relationship, in the United Kingdom, United States and Asia.

•             Debt and Transaction Services – Combines managing Institutional and Corporate’s customers balance sheet with a particular focus on credit quality, diversification and maximizing risk adjusted returns with providing cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

•             Markets - Provides foreign exchange and commodity trading sales-related services to corporate and institutional clients globally.  In addition, the business provides origination, underwriting, structuring and risk management services, advice and sale of credit and derivative products globally.

•             Corporate & Structured Financing - Provides complex financing and advisory services, structured financial products, leasing, private equity finance, project finance, leveraged finance and infrastructure investment products to ANZ Australia’s customers.

New Zealand Businesses

The following businesses are collectively called New Zealand Businesses:

•             ANZ Retail, operating under the ANZ brand in New Zealand, provides a full range of financial services and products (including core banking products such as deposit and cheque accounts, lending products and insurance products) to personal and small business banking customers. Small business banking serves owner-managed and small sized enterprises with annual revenue of less than NZ$5 million.

•             NBNZ Retail, operating under ‘The National Bank’ brand in New Zealand, provides a full range of financial services and products (including core banking products such as deposit and cheque accounts, lending products and insurance products) to personal and small business banking customers. Small business banking services owner-managed and small sized enterprises with annual revenue of less than NZ$5 million.

•             Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers through both ‘ANZ’ and ‘The National Bank’ brands.

•             Corporate and Commercial Banking in New Zealand incorporates ANZ and The National Bank brands and serves the needs of medium-to-large businesses with annual revenues from NZ$2 million to NZ$150 million. Services provided by the business include lending, deposit and transactional facilities, capital market, foreign exchange, international trade, private equity finance and leveraged finance solutions.

•             UDC is principally involved in the financing and leasing of equipment, plant and machinery for small and medium size businesses. The business also supports a network of motor vehicle dealerships as a channel for consumer car financing products.

Partnerships and Private Bank

Partnerships and Private Bank is responsible for ANZ’s partnerships with other institutions in Australia and Asia, along with ANZ’s Private Bank business, and includes the following:

•             ING Australia (“INGA”) includes the equity accounted earnings from ANZ’s 49% stake in INGA, a joint venture between ANZ and ING.

•             International Partnerships - ANZ continues to develop a portfolio of strategic partnerships in Asia. ANZ currently has partnerships in Indonesia with PT Panin Bank, in the Philippines with Metrobank, in Cambodia with the Royal Group, in China with Tianjin City Commercial Bank and in Vietnam with Sacombank. These partnerships are focused on leveraging ANZ capabilities into faster growing personal and small business banking markets through the established client bases of the local partners.

•             Private Bank is a business unit within ANZ specializing in assisting high income and high net worth individuals and families to manage, grow and preserve their family assets. Private Bank comprises of approximately 260 staff to serve around 8,000 high net worth clients in Australia.

Group Center

ANZ Australia’s Group Center division includes Operations, Technology and Shared Services, Group People Capital and Breakout, Group Strategic Development, Group Financial Management, Group Risk Management, Group Corporate Affairs, Corporate Communications and Internal Audit. It also includes Group Treasury, which is the banker for all of the Group’s businesses. It is charged with providing cash flow support, ensuring liquidity and providing capital to the businesses.

Organization Structure Changes

The Group from time to time modifies the organization of its businesses to enhance the focus on delivery of specialized products or services to customers.  The significant changes since September 30, 2005 were:

•             A simplified divisional structure was implemented in May 2006:

•           Personal:  Esanda, Small Business and the South Pacific banking have been added to the division.  INGA’s operating results are now included in Partnerships & Private Bank.

•           Institutional:  Corporate Banking, Business Banking and Personal & Private Banking Asia (including the Asian branch network) are now part of the Institutional division.  In addition, Trade and Transaction Services and the Debt Products Group have been combined into Debt and Transaction Services.  The component of Treasury activities in respect of managing interest rate mismatch is now included in Markets.

•           New Zealand:  UDC is now included in New Zealand Businesses.

•           Partnerships & Private Bank:  Includes ANZ’s partnerships and investments, including ING Australia, ANZ’s investments in Asia, and Private Bank.

•           Group Center:  Treasury mismatch activities are now included in Institutional, and INGA’s capital investment earnings in Partnerships & Private Bank.

•             Non-Continuing Business:

•           The Non-Continuing Business, comprising the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy, has been removed from Institutional and reported as a separate business unit.

In addition, there were a number of minor restatements as a result of customer segmentation, changes to internal transfer pricing methodologies and the realignment of support functions.

Capital Expenditure and Divestitures

There has been no material capital expenditure in the last 3 fiscal years, nor have there been material divestitures over this time.  There is no material capital expenditure intended, excepting ANZ’s development of what is expected to be Australia’s largest office building in the Docklands area in Melbourne.

Subsidiaries, Associates and Joint Venture

ANZ has many subsidiaries and associates. More detailed information regarding material subsidiaries, associates and joint ventures is contained in Exhibit 8 and Notes 40, 41 and 42 to the Financial Report.

Property

ANZ has a holding of freehold and leasehold land and buildings (largely within Australia) for our business purposes.   These premises, which include branches, administration centers and residential accommodation for employees had a carrying value at September 30, 2006 of $437 million.  There have not been material acquisitions or divestitures of property, plant and equipment over the past three years.  Details of movements and balances are included in Note 22 to the Financial Report.

On September 27, 2006 ANZ announced it would develop a new office building in the Docklands area, Melbourne Australia.  This would provide 87,000 square meters of office accommodation sufficient for 5,500 staff.  The building is anticipated to cost $478 million and is due to be completed in the second half of 2009.  This will be one of ANZ’s core Melbourne properties.

Research and Development, Patents, Licenses

Not applicable.

Our Strategic Direction

Our Aspiration

ANZ’s aspiration is to be Australasia’s leading, most respected and fastest growing major bank.  To achieve this goal, we aim to be “a very different bank”.

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

Our Strategic Priorities

Our aspiration translates into a clear set of priorities for the Group:

•             Invest in rapidly growing segments that seek to create revenue growth.  Our financial performance in the past year was characterized by strong revenue growth and continued investment.  We will continue to focus on generating superior revenue growth through proactively defending existing clients, attacking adjacent markets by leveraging tried and tested capabilities, positioning for next growth wave segments, and acquiring selectively where it is value-enhancing and timing is right.

•             Embrace an aggressive internal transformation agenda that seeks to lower cost-to-income.  ANZ aims to be lean, agile, sharp, and externally focused with a view to reducing cost-to-income by growing revenues faster than costs, as well as by targeting further cost reductions.  We have a program to achieve this, including utilization of dynamic capital and expense allocation processes, leveraging our Bangalore operations and technology campus in India and rolling out an end-to-end process re-engineering capability.

Our Platform for Growth

ANZ has built a powerful platform for growth in the following five key areas:

•             Over the past few years, we have strengthened our position in core businesses and increased share.  We have grown to approximately 85% of the size of our largest domestic competitor by market capitalization, compared with 50% six years ago.  We have the second largest personal customer base across Australia and New Zealand, and the largest customer base in Asia Pacific of our domestic peers.  Personal customer satisfaction at 75.5% is the highest of our major domestic peers and we have continued to invest in our frontline employees with an increase of over 3,500 employees in the past 24 months.

•             ANZ has reduced its cost-to-income ratio from 65.8% to 44.6% over the last 10 years.  The efficiencies we have realized have helped us fund the investment required to generate future revenue growth, and deliver consistent results in an increasingly competitive margin environment.  In the near term, we expect Australia will continue to drive our growth, with good momentum in our major divisions.  In the medium term we expect New Zealand will deliver improved returns, and over the longer term Asia will become increasingly meaningful.

•             ANZ has repositioned its portfolio to be sustainable and low-risk.  The last few years have seen a focus on absorbing external governance and regulatory changes, including the Sarbanes-Oxley Act of 2002, Basel II and AIFRS.  We are well capitalized, reserved and have more than halved our provision for credit impairment to average net lending assets ratio to just 13 basis points in 2006 from 34 basis points in 2003 through a program of structural de-risking.

•             ANZ has built a performance and results culture based on a set of shared values.  Our management team is well-respected and has a record of pursuing a consistent agenda and achieving set targets.

•             ANZ’s aim to deliver sustainable value recognizes that companies do not serve shareholders exclusively, but others as well.  Our approach is a commitment to building relationships of trust, respect and integrity with all our stakeholders over the long term.  ANZ released its first Corporate Social Responsibility report in 2005, which detailed our commitment to engaging with our customers, staff and the communities in which we operate.

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

In 1999, we established Breakout, a program of cultural change and it continues today.  This program is designed to transform ANZ’s culture from the traditional, bureaucratic banking culture into a modern vibrant organization where our people are passionate and inspired and ANZ’s values are the basis for all activity and decisions.  Over 26,000 people within ANZ have been through our Breakout program in its various phases, with each phase tackling a different priority or issue.  Initially, much of the program was aimed at increasing accountability, freedom and openness and developing a common set of values.  The current theme is working at enhancing teamwork and collaboration across the organization.  This year, Breakout was extended to 6,000 customer facing staff.  Breakout reflects an attitude towards our people as an investment rather than a resource, and we are starting to realize the returns of this investment, with staff engagement ahead of major domestic bank peers at 60%.

At ANZ, staff are actively involved in creating their own personal development plans.  Innovative programs are in place to identify, nurture and fast-track high-potential people from graduate through to senior executive level.  For example, our Future Leaders program aims to support first time managers of people in developing the capabilities required to effectively manage and lead staff.  This program represents a significant cultural change in the learning process by combining web-based learning, simulations and on-line collaboration with face-to-face workshops.

ANZ is committed to enhancing the well-being and prosperity of the communities where our people live and work, and where our business operates.  As a bank, we aim to be leaders in addressing the major social issues that involve the financial services industry - in particular financial literacy and financial inclusion.  Our programs also provide opportunities for our staff to support causes that are important to them.  Our focus is on developing innovative programs, with clear aims, and real outcomes, that make a lasting difference to people’s lives - particularly amongst the most vulnerable.  Our award winning financial literacy and inclusion program, Saver Plus helped more than 700 families in 2006 throughout Victoria, New South Wales and South East Queensland improve their financial knowledge, build long term savings habits and save for their children’s education.  Our goal is to contribute $3 million to the end of 2008 and reach an additional 5,400 families.  In addition, we aim to reach 100,000 people over the next 5 years with our Money Minded adult financial education program which seeks to help individuals make better judgements and more informed decisions about their money.

In fiscal year ended September 30, 2006, 11% of Australian staff contributed part of their pay through our workplace giving program, which was matched dollar-for-dollar by ANZ, totalling over $530,000.  ANZ also offers paid volunteer leave to help staff build stronger, healthier, and more sustainable communities.  In the past 12 months, ANZ staff contributed more than 50,000 hours to community organisations.

While ANZ has been reporting on our community and environmental activities for some time, in December 2006 we published our second stand alone Corporate Responsibility report covering our performance and outcomes across economic, social and environmental criteria and is structured around our values.

Building a Future

Specialization creates a more agile operation, enabling ANZ to respond to the opportunities presented within each business segment.  We are committed to leveraging our specialised business model by overlaying it with a product neutral customer segment focus in the frontline.

In our Australian retail banking businesses, trained and committed staff acting as advocates for ANZ are essential to the health of our relationships with customers and the broader community.  Our new retail proposition to customers is based on a commitment to convenience and simplicity, with a strong central customer proposition that aims to differentiate ANZ in a crowded marketplace.  In the past year we have opened 25 new branches, and continued to simplify our products and fee structures substantially to make banking easier for our customers.  To raise awareness of these products, we utilise a number of marketing channels from traditional advertising on print, radio and television through to promotions on our website. Customers may also receive direct mail printed materials.  We have also rolled out iKnow, a customer profiling system that provides our sales staff with the information and functionality that they need to effectively interact with our customers.

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

ANZ National Bank is the largest provider of banking services in New Zealand following the amalgamation of NBNZ in June 2004, and currently occupies the number one position in all major market segments.  The New Zealand business continues to demonstrate healthy growth in a highly competitive market as we continue to leverage the advantages of our two-brand strategy.  Having defended the customer base and built financial performance during the NBNZ integration, management has now shifted its focus toward leveraging market position and scale to grow our market share and to differentiate further by implementing a specialised customer business model and distinctive business structure.  This will involve focusing on growth segments, in particular Auckland and the tertiary market, and growing in Consumer Finance and Private Banking where we are currently underweight.

Our Asia Pacific strategy is focused on consumer banking in the region, along with supporting our Institutional clients as they invest and trade in the region.  In building our Asian partnerships, our preference is to work with local partners with domestic customer franchises where we can add our own distinct capabilities to theirs.  Over time we would like to pursue further initiatives, while continuing to reflect the need to maintain a conservative risk profile.  We remain the largest bank in the South Pacific with over 40% market share (outside the French and American Pacific).

We will consider enhancing our capabilities, growth opportunities, scale benefits and other synergies through selective acquisitions.  Any significant acquisition must be aligned with our vision for ANZ and must be value-creating.  Our acquisition discipline was highlighted by the NBNZ transaction, which was EPS accretive in the first year of ownership.  We will also enter commercial arrangements and partnerships where these provide a strategic fit with our existing businesses.

Recent Developments

On September 1, 2006, the Group announced that it had agreed to sell Esanda Fleetpartners in Australia and New Zealand to Nikko Principal Investments Australia, the Australian private equity arm of Nikko Cordial Corporation for approximately $380 million. The profit after tax on sale is anticipated to be approximately $130 million. This sale was completed during October 2006. Esanda Fleetpartners contributed approximately $20 million to the Group’s net profit after tax for the year ended September 30, 2006.

On September 27, 2006 ANZ announced it would develop a new office building in the Docklands area, Melbourne Australia.  This would provide 87,000 square meters of office accommodation sufficient for 5,500 staff.  The building is anticipated to cost $478 million and is due to be completed in the second half of 2009.  This will be one of ANZ’s core Melbourne properties.

On November 21, 2006, ANZ announced that it acquired 19.9% interest in Shanghai Rural Commercial Bank for US $252 million.

On November 30, 2006 ANZ signed a conditional Heads of Agreements regarding an $833 million acquisition of 24.9% interest in Malaysia’s AMMB Holdings Berhad.

On December 5, 2006, ANZ’s Board of Directors voted to extend the contract of the current CEO, John McFarlane, through to the end of calendar year 2007.

There have been no other significant events from September 30, 2006 to the date of this report.

Assets and Gross Revenue by Line of Business

Years ended September 30	2006		2005
	$M		$M
Gross Revenue (1)
Personal	10,544	41%	9,161	43%
Institutional	8,583	34%	6,213	29%
New Zealand Businesses	5,902	23%	5,321	25%
Other (2)	481	2%	602	3%
Total Gross Revenue	25,510	100%	21,297	100%

Years ended September 30	2006		2005
	$M		$M
Line of Business
External Assets (1)
Personal	136,730	41%	122,372	41%
Institutional	119,104	35%	105,455	35%
New Zealand Businesses	66,064	20%	61,980	20%
Other (2)	13,873	4%	11,078	4%
Total Assets	335,771	100%	300,885	100%

(1)              Gross revenue comprises interest income, non-interest income and share of equity accounted investments (refer Note 2 of the Financial Report).

(2)              Includes Partnerships & Private Bank, Treasury, Operations, Technology & Shared Services, Corporate Center, Risk Management and Group Financial Management and Significant Items.  Also includes the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

Assets and Gross Revenue by Region

Years ended September 30	2006		2005
	$ M	%	$ M	%
Region (1)
Assets
Australia	230,898	69%	202,778	67%
New Zealand	83,067	25%	78,655	26%
Overseas Markets	21,806	6%	19,452	7%
	335,771	100%	300,885	100%
Gross Revenue (2)
Australia	16,861	66%	13,804	65%
New Zealand	6,962	27%	6,210	29%
Overseas Markets	1,687	7%	1,283	6%
	25,510	100%	21,297	100%
Net profit before tax
Australia	3,472	66%	2,950	67%
New Zealand	1,241	24%	1,000	23%
Overseas Markets	501	10%	448	10%
	5,214	100%	4,398	100%

(1)            For discussion of operating results by region see “Operating and Financial Review and Prospects - Results by Region”.

(2)            Gross revenue comprises interest income and non-interest income and share of equity accounted investments (refer Note 3 of the Financial Report).

Supervision and Regulation

Australia

Effective from July 1, 1998, Australian Prudential Regulation Authority (“APRA”) assumed responsibility for the prudential and regulatory supervision of Australian Authorised Deposit taking Institutions (“ADIs”), which covers banks, credit unions, building societies; insurance companies; and superannuation funds.  Prior to July 1, 1998, the Australian banking industry was regulated by the RBA.  The RBA has retained overall responsibility for monetary policy, financial system stability and payments system regulation.  APRA draws authority from the Australian Prudential Regulation Authority Act 1998.

APRA requires ADIs to meet certain prudential standards that are covered in a range of APRA Prudential Standards (“APS”).  These include standards in relation to:

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

•             General insurance

•             Risk management of associations with related entities

•             Management of credit card risk

•             Management of outsourced business arrangements

•             Business Continuity Management

•             Audit and related arrangements

•             Governance framework

•             Fit and proper requirements

APRA discharges its responsibilities in part by requiring ADIs subject to its supervision to regularly provide it with reports, which set forth a broad range of information, including financial and statistical data relating to their financial position and information in respect of prudential and other matters.  APRA gives special attention to capital adequacy, liquidity, earnings, loan loss experience, concentration of risks, the maturity profile of assets and liabilities, exposures to related entities, funds management and securitization activities and international banking operations.  APRA may also exercise certain investigative powers if an ADI fails to provide information about its financial condition or becomes unable to meet its obligations or suspends payment.

In carrying out its supervisory role, APRA supplements its analysis of statistical data collected from ADIs with selective “on site” visits and formal meetings with the ADI’s senior management and external auditors.  APRA has also formalized a consultative relationship with each ADI’s external auditors with the agreement of the ADIs.  The external auditors provide additional assurance to APRA that the ADI has observed all prudential standards, and that statutory and other banking requirements are being met.  External auditors also undertake targeted reviews of specific risk management areas as selected at the annual meeting between the ADI, its external auditors and APRA.  In addition, each ADI’s Chief Executive Officer attests to, and the Board endorses, the adequacy and operating effectiveness of the ADI’s risk management systems to control exposures and limit risks to prudent levels.

APRA imposes guidelines for the capital adequacy of ADIs as an essential part of its prudential supervision of ADIs and has adopted capital adequacy guidelines closely following the risk-weighted approach proposed by the Committee on Banking Regulation and Supervision of the Bank for International Settlements (the “Basel Committee”). Under the existing APRA guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative credit risk, based largely on the nature of the asset or counterparty.  Off-balance sheet exposures are taken into account by applying different categories of credit conversion factors to arrive at credit equivalent amounts, which are then weighted in the same manner as balance sheet assets according to the counterparty. APRA also requires ADIs to measure and apply capital charges in respect of their market risks arising from their trading and commodity positions in a manner which is broadly consistent with the January 1996 Basel Committee amendment to its Capital Accord.  In measuring their market risks, ADIs have a choice of two methods.  The first alternative is to measure risks in a standardized manner defined by APRA.  The second alternative allows ADIs to utilize their internal risk measurement systems subject to APRA approval.  ANZ applies the second approach.

To ensure that ADIs are adequately capitalized on both a stand-alone and group basis, APRA adopts a tiered approach to the measurement of an ADI’s capital adequacy by assessing the ADI’s financial strength at three levels:

Level 1 - the ADI on a stand-alone basis i.e. the company;

Level 2 - the consolidated banking group; and

Level 3 - the conglomerate group at the widest level.

ANZ is a Level 1 and 2 reporter and measures capital adequacy monthly on a stand-alone and consolidated banking group basis.  ANZ is not required to report on a Level 3 basis.

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

On May 31, 2006, APRA released updated APS and associated guidance notes dealing with the measurement of capital adequacy following the adoption of AIFRS by ADIs. The revised APS became effective on July 1, 2006 and (i) changed the definition of Tier 1 capital, (ii) included new Tier 1 capital deductions, (iii) changed the eligibility for hybrid capital instruments which can qualify as Tier 1 capital, and (iv) included new limits on the proportion of Tier 1 capital which can be funded from hybrid capital instruments. Transitional rules were provided for some elements of the changes.

The material changes arising from the revised APS applying from July 1, 2006 are as follows:

•             A sub-category of Tier 1 capital called “Fundamental Tier 1 capital” has been introduced which essentially represents shareholders’ equity, but excludes Hybrid Tier 1 capital instruments which have been called “Residual Tier 1 capital”.

•             A new class of Hybrid Tier 1 capital, being “Non-innovative Residual Tier 1 capital” has been introduced.  The APS identify Non-innovative Residual Tier 1 capital as non-cumulative irredeemable preference shares issued directly by the ADI without innovative capital features;

•             The “Innovative Tier 1 capital” classification now includes any issue that has an incentive for the issuer to call, such as a ‘step-up’ feature or an option to convert into a variable number of ordinary shares, or an instrument issued through a special purpose vehicle, or any Tier 1 instrument not representing ‘shares’;

•             ADIs are now required to make new deductions for capitalized software and additional deductions for net deferred tax assets from Tier 1 capital.

•             Various other changes to adjust capital where APRA determines it appropriate to take into account the impact on the capital base following the adoption of AIFRS accounting standards by the ADI in preparing its financial statements.

APRA has granted ANZ transitional relief until December 31, 2007 to offset the impact of AIFRS and these APS changes on the capital base until such time as Basel II prudential standards become effective (i.e January 1, 2008).  The amount of transitional relief granted to ANZ was A$716 million for Tier 1 capital and an additional A$17 million for Tier 2 capital.

The material changes arising from the revised APS applying from January 1, 2008 are as follows:

•             A limit on Residual Tier 1 capital of 25% of Tier 1 capital after deductions (“net Tier 1 capital”);

•             A limit on Innovative Residual Tier 1 capital of 15% of net Tier 1 capital;

•             A limit on Non-innovative Residual Tier 1 capital of 10% of net Tier 1 capital; and

•             The provision of transitional rules until January 1, 2010 if an ADI cannot comply with the limit on Non-innovative Residual Tier 1 capital as at January 1, 2008 based upon its Hybrid Tier 1 capital position as at August 31, 2005 (subject to certain conditions being met).

It is currently anticipated that all of ANZ’s existing Hybrid Tier 1 capital issuances will continue to be classified as Innovative Tier 1 capital and that ANZ is likely to be above the new 15% limit at January 1, 2008.  ANZ will be requesting that APRA apply transition rules through to January 1, 2010.

Net Tier 1 capital is shareholders’ equity adjusted to include deferred capitalised income (subject to an eligibility criteria) and Hybrid Tier 1 capital instruments and exclude: hedging and asset revaluation reserves; retained earnings and reserves of subsidiaries and associates that are not consolidated for capital adequacy purposes (principally subsidiaries and associates in the life insurance and funds management industry); expected dividends from current year earnings; and deductions that include unamortised goodwill and other intangibles, capitalised software, capitalised expenses and net deferred tax assets (aggregate of net amounts due to individual taxing authorities). Between July 2006 and January 2008, Tier 1 can include transitional AIFRS capital relief agreed with APRA. Residual Tier 1 capital includes capital instruments which are of a permanent and unrestricted commitment of funds, are available to absorb losses, have no fixed servicing obligations and are subordinated to the interests of depositors and other creditors.

Tier 2 capital is divided into Upper and Lower Tier 2, with Lower Tier 2 restricted to 50% of net Tier 1 capital. Upper Tier 2 includes: asset revaluation reserves (limited to 45% of the gross amount); post acquisition earnings and reserves of associates (limited to 45%); collective reserve for credit losses (net of tax, subject to limits); perpetual cumulative subordinated instruments; and Residual Tier 1 capital in excess of the limits allowed under the standard. Lower Tier 2 capital is dated cumulative subordinated instruments.

APRA requires there to be deducted from an ADI’s total regulatory capital: investments in non-consolidated subsidiaries for capital adequacy purposes (excluding that portion that has been deducted from Tier 1 capital); strategic cross-ADI shareholdings; any non-repayable loan advanced by an ADI under APRA’s certified industry support arrangements; and any undertaking by an ADI to absorb designated first level of losses on claims supported by it.

An ADI must gain APRA’s approval for any reduction in capital including calling any dated capital instrument before its contractual maturity date or repurchasing any undated capital instrument.  An ADI must also gain APRA’s approval for paying out a periodic coupon on a Tier 1 instrument where the accumulated Tier 1 coupon payments exceed profits in the last two publicly available half years results.

An ADI should consult with APRA before establishing or acquiring a subsidiary (other than an entity which is to be used purely as a special purpose financing vehicle for the ADI) and committing to any proposal to acquire (whether directly or indirectly) more than 10% of equity interest in an entity which operates in the field of finance. In addition, an ADI should consult with APRA before taking up an equity interest in an entity arising from the work-out of a problem exposure where this exceeds 0.25% of the ADI’s Level 2 Tier 1 capital or will result in the ADI acquiring (whether directly or indirectly) more than 10% of equity interest in the entity or will result in the ADI’s aggregate investment in non-subsidiary entities which are not operating in the field of finance exceeding 5% of the ADI’s Level 2 Tier 1 capital.

In addition to the prudential capital oversight that APRA conducts over ANZ and its branch operations, ANZ’s major banking subsidiary operations are overseen by the local regulators such as the Reserve Bank of New Zealand, the US Federal Reserve and the UK Financial Services Authority who may impose minimum capitalization levels on those operations.

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

Liquidity is controlled by individual agreements with each ADI, which take into consideration the specific operations of each organization.  APRA requires that ADIs have a comprehensive liquidity policy statement that defines the guidelines and systems for managing domestic and foreign currency liquidity, including a formal contingency plan for dealing with a liquidity crisis. The Board of Directors must approve this statement.  An ADI’s liquidity management strategy should cater for a range of potential conditions and APRA requires an ADI’s liquidity risk to be assessed under two specific scenarios.  The first scenario is known as the “going-concern”, and refers to the normal behavior of cash flows in the ordinary course of business and forms the day-to-day focus of an ADI’s liquidity management.  The second scenario, known as the “name crisis”, models the behavior of cash flows where there is a problem (real or perceived) which may include, but not limited to, operational issues, doubts about the solvency of an ADI or adverse rating changes.  APRA requires an ADI to have sufficient liquidity to remain cash flow positive for at least 5 business days during this short-term crisis scenario.

APRA requires ADIs to report large credit exposures to an individual counterparty or a group of related counterparties at Level 1 and Level 2.  An ADI must consult with APRA before committing to any exposure (includes claims and commitments recorded on and off balance sheet) to any individual counterparty or group of related counterparties which will exceed 10% (subject to exceptions) of the capital base at Level 1 and Level 2.  ADIs are required to report quarterly to APRA the largest 10 exposures and all those exceeding, or equal to, 10% of Level 1 and Level 2 capital base.

At September 30, 2006, at the consolidated level, ANZ reported the following 10 large exposures:

•             One Bank - S&P rating A, Moody’s rating A2

•             Three Government Bodies - S&P rating AAA, Moody’s rating Aaa

•             Two Banks - S&P rating AA-, Moody’s rating Aa3

•             Two Corporates - S&P rating A+, Moody’s rating A1

•             One Corporate - Not externally rated

•             One Corporate - S&P rating A+, Moody’s rating Aa3

Basel II

The common framework for determining the appropriate quantum of bank regulatory capital is set by the “Basel Committee”, a sub-committee of the Bank for International Settlements, and a new framework has been developed over the past seven years that is commonly known as “Basel II”. A key objective of Basel II is to improve stability of the global financial system by encouraging improved risk management practices and requiring banks to hold levels of regulatory capital commensurate with their risk profile. In particular, Basel II will introduce a more risk-sensitive and detailed regulatory capital regime for credit risk and will introduce for the first time an explicit regulatory capital charge for operational risk.  A final version of the new Accord was released in June 2004, and APRA has continued with releases of its version of the Accord through the publication of draft prudential standards in Australia.

A major innovation of the new Accord is that Basel II allows ADIs of varying sophistication in their risk management practices to enter the new regulatory capital framework at one of three levels, with incentives embedded (by way of reduced regulatory capital requirements) to attract ADIs with more sophisticated risk measurement and management approaches to reach the more advanced levels. ADIs will need to choose their approach and be accredited at a level of compliance in each of credit and operational risk. Market risk remains largely unchanged from the current Accord, following its revision in 1996. ANZ is already accredited for the most sophisticated approach to market risk.

ANZ is pursuing accreditation under the most advanced approaches for both credit and operational risk, in line with the Group’s vision of risk management as a strategic asset and source of competitive advantage. It has projects underway to address all of the necessary requirements for accreditation at the most advanced levels for both areas under Basel II, some of which are complete and others nearing completion. Key structural elements of ANZ’s framework, such as a credit risk rating system that measures default probabilities and likely losses in the event of default, and a framework for operational risk measurement and capital allocation, are in place, remaining largely unchanged from ANZ’s existing approaches. ANZ is working closely with its supervisory bodies where it is seeking to operate within the new framework, submitting accreditation applications to APRA in 2005 and the Reserve Bank of New Zealand in July 2006.

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

•             promoting the maintenance of a sound and efficient financial system, or

•             avoiding significant damage to the financial system that could result from the failure of a registered bank.

The RBNZ’s supervisory functions are aimed at encouraging the soundness and efficiency of the financial system as a whole, and not preventing individual bank failures or protecting creditors. As a consequence the RBNZ places considerable emphasis on a requirement that the banks disclose, on a quarterly basis, information on financial performance and risk positions, and on a requirement that directors regularly attest to certain key matters.  These measures are intended to strengthen market disciplines and to ensure that responsibility for the prudent management of banks lies with those who the RBNZ considers are best placed to exercise that responsibility - the directors and management.

The main elements of the RBNZ’s supervisory role are:

•             to require all banks to comply with certain minimum prudential requirements, which are applied through conditions of registration.

•             to monitor each registered bank’s financial condition and compliance with conditions of registration, principally on the basis of published quarterly disclosure statements.

•             to consult with the senior management of registered banks.

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

In addition, the RBNZ has wide reaching powers to obtain further information, data and forecasts in connection with its supervisory functions, and to require that information, data and forecasts be audited.

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

The registration of ANZ National as a registered bank is subject to the following conditions:

1.                   That ANZ National Group complies with the following requirements at all times:

•                  Capital of ANZ National Group is not less than 8% of risk weighted exposures

•                  Tier one capital of ANZ National Group is not less than 4% of risk weighted exposures

•                  Capital of ANZ National Group is not less than NZD$15 million

2.                   That ANZ National (the Bank) complies with the following requirements at all times:

•                  Capital of ANZ National is not less than 8% of risk weighted exposures

•                  Tier one capital of ANZ National is not less than 4% of risk weighted exposures

•                  Capital of ANZ National is not less than NZD$15 million

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

3.                   That the banking group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

4.                   That the banking group’s insurance business is not greater than 1% of its total consolidated assets.  For the purposes of this condition:

•                         Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is not applied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

•                         In measuring the size of the banking group’s insurance business:

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

5.                   That aggregate credit exposures (of a non-capital nature and net of individual provision for credit impairment) of the banking group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit rating	Connected exposure limited (% of the banking group’s Tier 1 capital)
AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of individual provision for credit impairment) to non ANZ National connected persons shall not exceed 15 per cent of the banking group’s Tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the RBNZ document entitled “Connected Exposure Policy” (BS8), dated March 2005.

6.                   That exposures to connected persons are not on more favorable terms (e.g., as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

7.                   That the board of ANZ National contains at least two independent directors and that alternates for those directors, if any, are also independent.  In this context an independent director (or alternate) is a director (or alternate) who is not an employee of ANZ National, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of ANZ National, or any other entity capable of controlling or significantly influencing ANZ National.

8.                   That the chairperson of ANZ National’s board is not an employee of ANZ National.

9.                   That ANZ National’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. ANZ National).

10.             That a substantial proportion of ANZ National’s business is conducted in and from New Zealand.

11.             That none of the following actions may be taken except with the consent of the RBNZ:

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

12.             That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of ANZ National unless:

(i)                 the RBNZ has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)              the RBNZ has advised that it has no objection to that appointment.

13.             (i)      That the management of ANZ National by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of ANZ National.

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

14.            (i)      That no later than December 31, 2005 ANZ National shall locate and continue to operate in New Zealand the whole of ANZ National’s domestic system and the board of directors of ANZ National will have unambiguous legal and practical ability to control the management and operation of the domestic system on a stand alone basis in, and resourced wholly within, New Zealand.

(ii)                That in respect of the international system the board of directors of ANZ National will, no later than June 30, 2007, have unambiguous legal and practical ability to control the management and operation of the international system on a stand alone basis.

For the purposes of these conditions of registration, the term banking group means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

For the purposes of these conditions of registration the term “domestic system” means all property, assets, systems and resources (including in particular (but without limitation) the management, administrative and information technology systems) owned, operated, or used, by ANZ National supporting, relating to, or connected with:

(a)                    the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)                   the general ledger covering subsidiary ledgers for (a) above, together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)                    any other functions, operations or business of, or carried on by, ANZ National (now or at any time in the future) that are not included in, or form part of, the international system,

(d)                   other than property, assets, systems and resources that are not material to the domestic system, both individually and in aggregate.

For the purposes of these conditions of registration the term “international system” means those systems of ANZ National generally having one or more of the following characteristics:

(a)                    supports foreign currency accounts/transactions;

(b)                   supports cross–border trade, payments and other transactions;

(c)                    supports businesses that operate in global markets;

(d)                   supports accounts and transactions undertaken by institutions, corporates and banks;

(e)                    used to manage large, volatile risk businesses which operate on a global basis;

(f)                      used to service customers who conduct accounts and transactions with ANZ National in multiple countries; and/or

(g)                   used by the non ANZ National subsidiary companies.

United States

A major focus of US governmental policies affecting financial institutions in recent years has been combating money laundering and terrorist financing.  The USA PATRIOT Act of 2001 (the “Patriot Act”) substantially broadened the scope of US anti-money laundering laws by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States.  The US Treasury Department has issued a number of regulations implementing various requirements of the Patriot Act that apply to US financial institutions, such as ANZ’s New York Branch, US bank subsidiary and US broker-dealer subsidiary.

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

ANZ operates in the United States and has a branch in New York and subsidiaries in 26 countries, including ANZ National and ANZNIL in New Zealand and a US bank subsidiary in America Samoa.  In recent years, regulators of financial institutions operating in the US have been increasing their focus on certain financial transactions, including combating money laundering and terrorist financing on compliance with economic sanctions.  US regulations applicable to operations of financial institutions impose obligations on those financial institutions and their subsidiaries to maintain appropriate policies, procedures and controls to detect, prevent and report such transactions.  Failure by any financial institution to maintain and implement adequate policies and procedures in any of these areas could have legal, cost and reputational consequences for those financial institutions.  ANZ has been conducting a broad-based review of its policies, practices and procedures generally and of certain specific transactions for compliance with those regulations and has notified, and is continuing to consult with, the relevant regulators with respect to the current status of this review.  ANZ is not able to predict what consequences, if any, may arise out of this review.

Other countries

Local banking operations in all of the Group’s offshore branches and banking subsidiaries are subject to host country supervision by their respective regulators.

Competition

The Australian banking system is highly competitive. In September 2006, the four major banking groups in Australia (being ANZ, Commonwealth Bank of Australia, National Australia Bank Limited and Westpac Banking Corporation), held approximately 66% of the total Australian assets of banks that carry on business in Australia. Each of these four banking groups operates a nationwide branch network and, at September 30, 2006, they collectively operated approximately 65% of the total number of bank branches in Australia. The operations of the smaller regional banks are typically limited to servicing customers in a particular state or region, and until recently had a particular emphasis on residential mortgage lending.

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

Competition is particularly intense in the housing lending market, which was initially driven by the rise of mortgage originators, and then growth in the mortgage broker industry. More recently, competition has been driven by some of the major banking groups.

The retail deposit market in Australia is also the focus of increased competition.  The recent introduction into the market of a number of high rate cash management accounts by each of the major banks and large offshore institutions including Citibank and HBOS, combined with ING’s long standing online product, has created a higher degree of competitive intensity.  We believe a strong focus on meeting non-price needs will help protect earnings in this segment.

Our Consumer Finance business offers credit card products and personal loans in Australia. In a highly competitive market ANZ holds a strong position, accounting for around 19% of all credit card spending in Australia. The key impact on this business has been the introduction of low rate credit cards into the market.

ANZ’s Esanda and UDC businesses offer a range of personal finance products in Australia and New Zealand. The businesses hold leading market positions in motor vehicle and equipment finance. The highly competitive nature of this business in both countries has seen a period of rationalization in recent years that has resulted in a number of our peers divesting their personal finance operations to non-banking institutions. In this regard, on September 1, 2006, ANZ Australia announced that its wholly owned subsidiary, Esanda Finance Corporation Limited, had agreed to sell its fleet leasing and management business in Australia and New Zealand, FleetPartners, to Nikko Principal Investment Australia.

Institutional offers a wide range of financial market services to our large corporate and institutional customer base including foreign exchange, derivative and fixed interest activities, project and structured finance, corporate finance (mergers and acquisitions, and other advisory), primary markets origination and syndication and leasing finance.  Competitors gain recognition through the quality of their client base, perceived skill sets, reputation and brands. In domestic markets, Institutional’s competitors are generally either international investment banks operating in niche markets, the boutique operations of large multi-national banking conglomerates or domestic investment banks with a focus on niche areas. Institutional’s key competitive strength is its focused geographic and sector experience, league table rankings and its established client base.  This business has experienced declining margins, driven primarily by the decline in global credit spreads.

In the middle market segment within Institutional, we have started to see the impact of lower credit spreads move down from top end institutional clients.

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

On October 24, 2003, ANZ announced that it had purchased NBNZ from Lloyds TSB Group plc.  Combined with ANZ’s existing New Zealand operations the amalgamated entity holds an approximate 35% market share, and is the leading player in all market segments of the New Zealand banking market. ANZ National Bank’s principal competitors are the three other major Australian owned banks, ASB Bank Limited (“ASB Bank”), Bank of New Zealand (“BNZ”) and Westpac Banking Corporation (“Westpac”). The New Zealand government-owned Kiwibank is a smaller institution but has gained significant customer consideration and demonstrated strong growth in the retail banking market in the last two years.

Australian-owned banks accounted for approximately 88% of total registered bank assets in New Zealand.  All of these banks operate nation-wide branch networks.

A key area of competition has been in the New Zealand home loan market. A price lead mortgage campaign, initiated by a major competitor in 2004 to gain major share, resulted in an intense mortgage price war. Strong pricing competition and a migration of home lending from floating rate to fixed rate loans led to a decline in margins. This decline has moderated in 2006.

The New Zealand deposit market has also seen increased competition with the proliferation of high-interest on-line savings accounts. This also has led to a reduction in overall margins, although off-set by continued strong growth in volumes.

Competition exists in the New Zealand business segments from the major Australian banks and other international banks including Citigroup, The Hong Kong and Shanghai Banking Corporation, Deutsche Bank in the institutional market and Rabobank New Zealand Limited (“Rabobank”) in the rural market.

Item 5:              Operating and Financial Review and Prospects

Results for 2006

The following discussion is based on the Financial Statements and accompanying Notes as prepared under AIFRS and set out in the Financial Report.

The analysis that follows discusses results after income tax unless otherwise stated.

Overview

ANZ is a leading Australian commercial bank serving approximately 5 million customers in Australia, New Zealand and the Pacific.  It also has a presence in Asia, and the major financial markets in the United Kingdom and the United States.

ANZ operates a series of specialist businesses in key segments; Personal, Institutional and Partnerships and Private Bank, and its major geographic business in New Zealand.

ANZ’s strategy is to develop a diverse portfolio of specialized businesses, which allows businesses to get closer to customers, to understand their real needs and deliver more valuable products and services.  To support its specialisation strategy, ANZ has had a consistent focus on key areas:  the quality of its people; its culture; and creating low risk, sustainable businesses.  Over the last several years this has involved:

•             Shifting away from the dependence on higher risk businesses (including those in international emerging markets), towards lower risk, more sustainable consumer businesses in our domestic markets (Australia and New Zealand).

•             Transforming ANZ’s cost structure through investing in technology and enabling our processes to become leaner and more competitive.  For the fiscal year ended September 30, 2006, ANZ had a cost-to-income ratio of 44.6%.

•             Recognizing ANZ’s long term competitive strength rests with its people and investing in revitalizing ANZ’s culture.

•             Focusing on strong revenue growth through substantial investment, both in our existing businesses and through acquisitions.

ANZ is focused on creating sustainable value for its shareholders.  Much of this involves building on the competitive advantages that exist in our specialist businesses and continually evaluating opportunities to expand in Australia, New Zealand, and elsewhere in Asia and the Pacific.

For the fiscal year ended September 30, 2006, 34% of our operating income was derived from countries outside Australia compared to 35% in the year ending September 30, 2005.  Movements in foreign currencies against the Australian dollar, especially the New Zealand dollar, will therefore affect our earnings through the translation of overseas profits to Australian dollars.

We face substantial competition in all our markets, particularly Australia and New Zealand. Competition affects ANZ’s profitability in terms of reduced interest rate spreads and the volume of new lending and deposits.

Our operations are impacted by government actions, such as exchange controls and changes to taxation and government regulations in the countries in which we operate. Our operations in most countries depend on the continuing availability of banking licenses issued by applicable governments. In Australia, in addition to the competition rules overseen by the Australian Competition and Consumer Commission (“ACCC”), the Commonwealth Government of Australia prohibits any merger between any of the four largest Australian banks. There is no change anticipated to this prohibition in the near term.

Finally, our operations are also constrained by community pressures, most notably in Australia and New Zealand, in keeping fee income, interest rate increases and branch rationalization to acceptable levels.

Changes in Accounting Policy

On October 1, 2005, the Group commenced application of AIFRS, covering all financial systems and records.  The Group reported for the first time in compliance with AIFRS for the half year ending March 31, 2006.  Discussion of the impacts of AIFRS have been outlined in Note 51 of the 2006 Financial Report.

Operating Results

ANZ’s results for the past two years are summarized below and are discussed under the headings of “Analysis of Major Income and Expense Items”, “Results by Line of Business” and “Results by Region”, which follow.

Years ended September 30	2006	2005
	$ M	$ M
AIFRS (1)
Net interest income	6,943	5,818
Provision for credit impairment charge	(407)	(580)
Net interest income after provision for credit impairment charge	6,536	5,238
Other operating income	3,209	3,578
Net operating income	9,745	8,816
Operating expenses	(4,531)	(4,418)
Profit before income tax	5,214	4,398
Income tax expense	(1,522)	(1,220)
Profit after income tax	3,692	3,178
Net profit attributable to minority interests	(4)	(3)
Net profit attributable to shareholders of the company	3,688	3,175
US GAAP (2)
Operating profit attributable to ANZ shareholders	3,657	3,173

(1)            Unless otherwise specified, comparative numbers are based on statutory requirements.

(2)            As detailed in Note 53 to the Financial Report, during 2005 and 2006 the Group undertook a review of its US GAAP reporting which identified several interpretational differences in ANZ’s application of US GAAP.  These differences, which impact the current and prior years, have been adjusted for when identified in 2005 and 2006 as they are not material in aggregate or isolation.

Basic earnings per ordinary share increased 18% (30 cents) to 200 cents for the year ended 2006 based on statutory net profit.  Return on average ordinary shareholders’ equity increased to 20.7%.

AIFRS 2005 Adjustments

The Group implemented accounting policies in accordance with AIFRS on October 1, 2004, except for those relating to financial instruments and insurance contracts, which were implemented on October 1, 2005.  The 2005 comparatives for these standards have not been restated in the Financial Report.

All AIFRS accounting standards were required to be applied for accounting periods beginning on or after January 1, 2005.  For ANZ this resulted in a date of adoption of October 1, 2005.  Under AASB 1 there was also a requirement to restate prior year comparatives in accordance with AIFRS standards.  However, AASB 1 included an exemption for the restatement of prior year comparatives in relation to AASB 4, AASB 132 and AASB 139.  The provision of comparatives is not the same as early adoption. All AIFRS accounting standards include a requirement that they are not to be applied to annual reporting periods beginning before January 1, 2005, this therefore does not allow for early adoption.

ANZ did not elect to provide prior year comparatives for AASB 4, AASB 132 and AASB 139 in the 2006 statutory results.  This was largely due to the fact that hedging systems were not in place until October 1, 2005.  The hedging requirements in AASB 139 require full documentation and prospective effectiveness testing of all items to be accounted for as a hedge under AASB 139, therefore the adjustments resulting from these hedging requirements from October 1, 2004 were not able to be quantified.  All other adjustments made to meet the requirements of AASB 4, AASB 132 and AASB 139 were quantified and captured in the general ledger from 1 October 2004.  These adjustments, which are referred to as the AIFRS 2005 Adjustments in this Annual Report, have been included in the analysis of comparatives used in the commentary on the 2006 statutory results.  ANZ believes that this provides useful information to investors because it presents the 2005 operating results consistent with the way the business is managed and is a more comparable base for the users of the financial statements.

Additional information concerning the impact of the transition to AIFRS is set out in Note 51 to the 2006 Financial Report.

The following table reconciles the comparative statutory numbers with equivalent figures on a comparable AIFRS basis, including the impact of AASB 139: “Financial Instruments: Recognition and Measurement”.

	Full Year Sep 05		AIFRS Standard
	$M
Net interest income (statutory basis)	5,818
Fees recognised as an adjustment to yield	622		AASB 139
Reclassified hybrid financial instruments	(66)		AASB 132
Other	(3)	553	AASB 139/132
Net interest income (comparable AIFRS basis)	6,371
Provision for credit impairment charge (statutory basis)	(580)
Movement in credit impairment provision	15		AASB 139
Provision for credit impairment charge (comparable AIFRS basis)	(565)
Net interest income after provision for credit impairment charge (statutory basis)	5,238
Total AIFRS adjustments	568
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	5,806
Other operating income (statutory basis)	3,578
Fees recognised as an adjustment to yield	(632)		AASB 139
Derivatives and hedging	44		AASB 139
Other	3	(585)	AASB 139
Other operating income (comparable AIFRS basis)	2,993
Operating expenses (statutory basis)	(4,418)
Other	—		N/A
Operating expenses (comparable AIFRS basis)	(4,418)
Profit before income tax (statutory basis)	4,398
Total AIFRS profit before income tax adjustments	(17)
Profit before income tax (comparable AIFRS basis)	4,381
Income tax expense and minority interests (statutory basis)	(1,223)
Tax on AIFRS adjustments	(14)		AASB 139/132
Income tax expense and minority interests (comparable AIFRS basis)	(1,237)
Net profit (statutory basis)	3,175
AIFRS net profit adjustments	(31)
Net profit (comparable AIFRS basis)	3,144

Analysis of Significant Items

Management believes that the exclusion of significant items provides investors with a measure to compare the underlying performance of the operating business without the distortion of one-off gains and losses.  Each significant item is non-recurring and therefore is not expected to affect the future financial performance of the Group.

The table below shows details of significant items for 2006 and 2005 (after tax).

	2006	2005
	$M	$M
Significant Items
Settlement of ANZ National Bank claims	14	—
Settlement of NHB Insurance claim	79	—
Gain on sale of NBNZ Life	—	14
Total	93	14

2006

Settlement of ANZ National Bank Claims

Following the purchase of National Bank of New Zealand Limited on December 1, 2003, a dispute arose with Lloyds TSB in relation to the accounting treatment in the Completion Accounts of the provision for retirement gratuities.  The dispute was referred to arbitration and, as a result, ANZ National Bank received $14 million in March 2006 ($14 million after tax) in final settlement.

Settlement of NHB Insurance Claim

During the year ANZ settled its $130 million claim against a number of reinsurers in relation to the National Housing Bank (NHB) matter.  ANZ has reported the $113 million ($79 million after tax) cost recovery as a significant item in 2006.  $1 million was received in 2005 and not treated as significant as it was immaterial.

2005

Gain on sale of NBNZ Life

On September 30, 2005 ANZ National sold the NBNZ Life and Funds Management businesses into a joint venture with the ING Group in New Zealand.  A profit after tax on sale of $14 million was recognized, which is considered to be non recurring, as it resulted from the disposal of a business.  This profit is not recognized for US GAAP purposes as the transaction involved transferring ownership of controlled entities in exchange for a non controlling ownership interest in the joint venture.

Operating Results adjusted for AIFRS 2005 Adjustments and Significant Items

Net profit after tax after adjusting for AIFRS 2005 Adjustments and significant items increased $465 million (15%) from $3,130 million for the year ended September 30, 2005 to $3,595 million for the year ended September 30, 2006.

Years ended September 30	2006	2005
	$ M	$ M
Net profit attributable to shareholders of the company	3,688	3,175
AIFRS 2005 adjustments	n/a	(31)
Significant items	(93)	(14)
Net profit attributable to shareholders of the company adjusted for AIFRS 2005 adjustments and significant items	3,595	3,130

Comprising:

Net interest income	6,943	6,371
Provision for credit impairment charge	(407)	(565)
Net interest income after provision for credit impairment charge	6,536	5,806
Other operating income	3,195	2,979
Net operating income	9,731	8,785
Operating expenses	(4,644)	(4,418)
Profit before income tax	5,087	4,367
Income tax expense	(1,488)	(1,234)
Profit after income tax	3,599	3,133
Net profit attributable to minority interests	(4)	(3)
Net profit attributable to shareholders of the company adjusted for AIFRS 2005 Adjustments and significant items	3,595	3,130

Net Profit and Loss

ANZ recorded an increase in profit after income tax of $513 million (16%) from $3,175 million for the year ended September 30, 2005 to $3,688 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $31 million after tax and significant items (2006: $93 million, 2005: $14 million), profit after tax increased $465 million (15%) from $3,130 million for the year ended September 30, 2005 to $3,595 million for the year ended September 30, 2006.  Key factors influencing this increase were:

•             Net interest income increased $1,125 million (19%) from $5,818 million for the year ended September 30, 2005 to $6,943 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $553 million, net interest income increased $572 million from $6,371 million for the year ended September 30, 2005 to $6,943 million for the year ended September 30, 2006.  Net interest income was driven by lending growth in Mortgages and Institutional, and deposit growth in Personal and Institutional.  Volume growth was partly offset by a decline in margin (a 1 basis point increase prior to AIFRS adjustments).

•             Other operating income decreased $369 million (10%) from $3,578 million for the year ended September 30, 2005 to $3,209 million for the year ended September 30, 2006.  The decrease was mainly due to the reclassification of fee income which was recognized as an adjustment to yield under AIFRS 2005 Adjustments.  Adjusting for AIFRS 2005 Adjustments of $585 million and significant items of $14 million, (2005: $14 million), other operating income increased $216 million from $2,979 million for the year ended September 30, 2005 to $3,195 million for the year ended September 30, 2006.  This increase was mainly due to growth in fees driven by volume growth and increased profit on trading instruments.

•             Operating expenses increased by $113 million (3%) from $4,418 million for the year ended September 30, 2005 to $4,531 million for the year ended September 30, 2006.  Adjusting for significant items (2006: $113 million, 2005: nil), operating expenses increased $226 million from $4,418 million for the year ended September 30, 2005 to $4,644 million for the year ended September 30, 2006.  This increase was driven by salary increases and a 4% increase in staff numbers with investment in growth initiatives, opening of new branches and an increased marketing spend.

•             Asset quality continued to improve:

•           net individual provision for credit impairment charge reduced, principally due to increased recoveries and write backs in Institutional, and lower single name provisions in New Zealand.

•           collective provision for credit impairment charge reduced.  This reduction was driven mainly by a decline in the scenario impact provision taken in 2005.

•           net impaired loans reduced slightly.

Analysis of Major Income and Expense Items

Net Interest Income

The following table analyzes net interest income, interest spread and net interest average margin for Australia, New Zealand and overseas markets. Interest income figures included as part of spread and margin calculations are presented on a tax-equivalent basis.

Years ended September 30	2006	2005
	$M	$M
Interest income	22,301	17,719
Interest expense	(15,358)	(11,901)
Net interest income	6,943	5,818
Average interest earning assets	300,179	253,183

Interest spreads and net interest average margin	2006	2005
Australia	%	%
Gross interest spread adjusted to include interest foregone	1.95	1.87
Interest foregone on impaired assets (1)	(0.01)	(0.01)
Net interest spread (2)	1.94	1.86
Interest attributable to net non-interest bearing items	0.38	0.43
Average net interest margin (3)- Australia	2.32	2.29
New Zealand
Gross interest spread adjustments to include interest foregone	1.74	1.86
Interest foregone on impaired assets (1)	(0.01)	(0.01)
Net interest spread (2)	1.73	1.85
Interest attributable to net non-interest bearing items	0.59	0.51
Average net interest margin (3)- New Zealand	2.32	2.36
Overseas markets
Gross interest spread adjusted to include interest foregone	1.02	1.04
Interest foregone on impaired assets (1)	(0.02)	(0.02)
Net interest spread (2)	1.00	1.02
Interest attributable to net non-interest bearing items	0.41	0.48
Average net interest margin (3)- Overseas markets	1.41	1.50
Group
Gross interest spread adjusted to include interest foregone	1.87	1.83
Interest foregone on impaired assets (1)	(0.01)	(0.01)
Net interest spread (2)	1.86	1.82
Interest attributable to net non-interest bearing items	0.45	0.48
Average net interest margin (3)-Group	2.31	2.30

Years ended September 30	2006	2005
	$M	$M
Adjusted for AIFRS 2005 Adjustments
Interest income	22,301	19,074
Interest expense	(15,358)	(12,703)
Net interest income (4)	6,943	6,371
Average interest earning assets (5)	300,179	265,981

Years ended September 30	2006	2005
	%	%
Interest spreads and net average margin
Adjusted for AIFRS 2005 Adjustments
Group
Gross interest spread adjusted to include interest foregone	1.87	1.97
Interest forgone on impaired assets (1)	(0.01)	(0.01)
Net interest spread (2)	1.86	1.96
Interest attributable to net non-interest bearing items	0.45	0.44
Net interest average margin	2.31	2.40

(1)            Refer Note 15 of the Financial Report.

(2)            Average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.

(3)            Net interest income as a percentage on average interest earning assets.

(4)            Includes AIFRS 2005 Adjustments primarily due to fees recognized as an adjustment to yield (AASB 39) and reclassified hybrid financial instruments (AASB 132).

(5)            Includes AIFRS 2005 Adjustments primarily due to the reclassification of acceptances from non—interest bearing to interest bearing under AASB 139.

Years ended September 30	2006	2005
Average rates
Average Australian reference lending rate charged by ANZ	9.5%	9.2%
Average Australian variable housing loan rate charged by ANZ	7.5%	6.7%
Average Australian 90 day fixed term deposit rate (1)	4.0%	3.6%
US average prime rate (2)	7.6%	5.7%

(1)            Source: Reserve Bank of Australia.

(2)            Source: “Datastream”.

Net interest income increased $1,125 million (19%) from $5,818 million for the year ended September 30, 2005 to $6,943 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $553 million (refer page 26), net interest income increased $572 million (9%) from $6,371 million for the year ended September 30, 2005 to $6,943 million for the year ended September 30, 2006.

Volume

Average interest earning assets increased $47 billion (19%) from $253.2 billion for the year ended September 30, 2005 to $300.2 billion for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $12.8 billion (includes $13.6 billion within other interest earning assets offset by other minor adjustments of $0.8 billion), average interest earning assets increased $34.2 billion (13%) from $266.0 billion for the year ended September 30, 2005 to $300.2 billion for the year ended September 30, 2006.

•             Average net advances increased by $22.8 billion (10%) from $233.8 billion for the year ended September 30, 2005 to $256.6 billion for the year ended September 30, 2006.

Growth in Australia was attributable to: Personal (Mortgages); and Institutional Australia (Corporate Banking, Business Banking, Debt Products Group and Non-continuing Businesses).  Average net advances increased in New Zealand and Overseas Markets.

•             Other interest earning assets increased $24.2 billion (125%) from $19.4 billion for the year ended September 30, 2005 to $43.6 billion for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $13.6 billion relating to the reclassification of acceptances from non-interest bearing to interest bearing under AASB 139 Financial Instruments, other interest earning assets increased $10.6 billion (32%) from $33.0 billion for the year ended September 30, 2005 to $43.6 billion for the year ended September 30, 2006, driven by higher levels of liquid assets, trading securities, available-for-sale assets and interbank lending.

Average deposits and other borrowings increased $17.1 billion (9%) from $182.7 billion for the year ended September 30, 2005 to $199.8 billion for the year ended September 30, 2006.

Growth in Australia was attributable to Personal (Banking Products and Esanda), Institutional Australia (Corporate Banking, Business Banking and Trade and Transaction Services Australia) and Treasury.  Average deposits and other borrowings decreased in New Zealand with growth in core deposits offset by a decrease in Treasury Certificates of Deposits and Commercial Paper due to a switch to longer term funding.  Average deposits and other borrowings grew in Overseas Markets.

Margin

Net interest average margin was up 1 basis point to 2.31% for the year ended September 30, 2006 from 2.30% for the year ended September 30, 2005; however, net interest margin adjusted for AIFRS 2005 Adjustments declined by 9 basis points from the 2005 year from 2.40% for the year ended September 30, 2005 to 2.31% for the year ended September 30, 2006:

•             Funding mix (-5 basis points)

Margins were down due to the substitution of wholesale funding for customer deposits (2 basis points) and a decrease in net non-interest bearing items (3 basis points).

•             Asset mix (-3 basis points)

Reduction in margin was due to an increase in the proportion of lower yielding liquid assets and trading securities in Group Treasury and Institutional (3 basis points), with offsetting impacts between changes in the proportion of higher yielding Esanda and Mortgage lending.

•             Competition (-8 basis points)

Competitive pressures reduced margins, mainly in Australian and New Zealand Mortgages (3 basis points) and Institutional lending (1 basis point) with slight margin reductions in Corporate and Business Banking and Rural portfolios (1 basis point).  In addition, customer migration to lower yielding credit cards reduced the net interest margin (1 basis points), together with migration into high yielding customer deposits principally in New Zealand (2 basis points).

•             Wholesale rates  (+3 basis points)

Wholesale rate movements benefited margins with less basis risk in variable rate mortgages and credit cards together with increased earnings on the investment of capital and rate insensitive deposits (3 basis points).

•             Other items (+14 basis points) include:

•           higher earnings from foreign exchange revenue hedging (+2 basis points or $58 million)

•           release of a provision relating to prior year income in Institutional (+1 basis point)

•           reduced effective yield fee income (-2 basis points)

•           other impacts include lower funding costs associated with unrealized trading gains, interest received on tax refunds, increase in the proportion of credit cards earning interest and a reduction in the proportion of retail broker payments (+3 basis points)

•           AIFRS 2005 Adjustments (+10 basis points).  Changes predominantly reflect the inclusion of certain fees as net interest income, partially offset by interest expense on Hybrid securities, (reported as debt instruments under AIFRS), and the inclusion of acceptances in average interest earning assets.

Other Operating Income

Years ended September 30	2006	2005
	$M	$M
Fee income
Lending	430	1,043
Other	1,715	1,568
Total fee income	2,145	2,611
Foreign exchange earnings	447	454
Profit on trading instruments	209	134
Other income	394	365
Significant items (1)	14	14
Total other operating income	3,209	3,578

(1)            Comprises $14 million after tax settlement of ANZ National Bank claims in the fiscal year ended September 30, 2006 and $14 million after tax gain on sale of NBNZ Life in the fiscal year ended September 30, 2005.

Non-interest income decreased $369 million (10%) from $3,578 million for the year ended September 30, 2005 to $3,209 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $585 million and significant items of $14 million (2005: $14 million), other operating income increased $216 million (7%) from $2,979 million for the year ended September 30, 2005 to $3,195 million for the year ended September 30, 2006 (refer page 27).

Fee Income

Fee income decreased $466 million (18%) from $2,611 million for the year ended September 30, 2005 to $2,145 million for the year ended September 30, 2006.  The decrease was mainly due to the reclassification of fee income which was recognized as an adjustment to yield under AIFRS 2005 Adjustments.  Adjusting for AIFRS 2005 Adjustments of $632 million (reflecting fees recognized as an adjustment to yield), fee income increased $166 million (8%) from $1,979 million for the year ended September 30, 2005 to $2,145 million for the year ended September 30, 2006.  This increase was a result of:

•             Lending fee income decreased $613 million (59%) from $1,043 million for year ended September 30, 2005 to $430 million for year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of +$638 million, lending fee income increased $25 million (6%) from $405 million for year ended September 30, 2005 to $430 million for year ended September 30, 2006, largely in Personal (where Mortgages increased, driven by asset lending growth) and Banking Products (which increased as a result of growth in the number of transaction accounts).  New Zealand increased $5 million largely in NBNZ Retail.  Trade and Transaction Services increased, due to increased volumes in International Trade Finance, partially offset by a reduction in Debt Product Group due to lower loan administration fees.

•             Non-lending fee income increased $147 million from $1,568 million for year ended September 30, 2005 to $1,715 million for year ended September 30, 2006 (9%).  Adjusting for AIFRS 2005 Adjustments of $6 million, non—lending fee income increased $141 million (9%) from $1,574 million for year ended September 30, 2005 to $1,715 million for year ended September 30, 2006:

•           Personal increased due to Consumer Finance (principally due to volume growth), Investment and Insurance Products (from income generated by financial planners), Banking Products driven by new product initiatives, together with strong new transaction deposit growth) and Esanda (due to higher predetermination fee income).

•           Institutional increased through Trade and Transaction Services (due to business growth from new channels and the custody business) and Markets (due to debt capital market deals).

•           Partnerships & Private Bank increased due to cards issued in Indonesia.

•           New Zealand decreased, with growth across card and transaction fees offset by exchange rate movements.

Foreign Exchange Earnings

Foreign exchange earnings decreased $7 million (2%) from $454 million for the year ended September 30, 2005 to $447 million for the year ended September 30, 2006 mainly in Institutional Markets due to lower foreign exchange swap and spot earnings, offset by increased profit on trading instruments.  This was partially offset in Markets in New Zealand (with gains in spot and foreign exchange forward products associated with NZD and interest rate volatility) and in Trade and Transaction Services (as a result of continuing growth, particularly from international payments revenue).

Profit and Loss on Trading Instruments

Profit on trading instruments increased $75 million (56%) from $134 million for the year ended September 30, 2005 to $209 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $2 million, profit on trading instruments increased $77 million (58%) from $132 million for the year ended September 30, 2005 to $209 million for the year ended September 30, 2006.

Institutional increased with Markets increasing driven by strong growth in Australia and New Zealand associated with increased activity and positioning to take advantage of interest rate and currency volatility.  In addition, Markets increased due to the profit offsetting the foreign exchange loss referred to above.  Included in the Markets increase was a reduction due to unrealized losses in Australia and New Zealand, which were offset by the funding benefit from realized cash flows included in net interest income.  Debt Product Group decreased due to costs incurred in managing the portfolio.  In addition, the 2005 year included costs from the hedge of capital investment earnings in INGA with implementation of AIFRS 2005 accounting policies on hedge accounting from October 1, 2005.

Other Income

Other operating income increased $29 million (8%) from $365 million for the year ended September 30, 2005 to $394 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $49 million, other operating income decreased $20 million (5%) from $414 million for the year ended September 30, 2005 to $394 million for the year ended September 30, 2006:

•             Partnerships & Private Bank decreased, reflecting the impact of the expiration of transitional tax relief and lower capital investment earnings on the INGA result, as well as lower PT Panin equity accounted earnings.

•             New Zealand decreased as UDC losses on sale of operating lease vehicles and lower profits from ING NZ more than offset the profit on the sale of MasterCard shares.

•             Personal increased in Mortgages from higher sales volumes and associated LMI policy premiums.  Increases in Consumer Finance (due to the sale of MasterCard shares) were offset by a reduction in Esanda, mainly as a result of the impact from the fall in secondhand car prices.

•             Non-continuing businesses increased mainly as a result of a gain from settlement of warranties relating to the sale of the London based project finance business and a gain on sale of power assets.

•             Institutional increased due to an increase in Corporate and Structured Financing from the gain on sale of power assets.

•             The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  The implementation of AIFRS accounting policies on hedge accounting from October 1, 2005 introduced volatility within the Income Statement in respect of ineffective hedges as follows:

•           ineffectiveness of designated accounting cash flow and fair value hedges; and

•           approved classes of derivatives, not designated in accounting hedge relationships, but that are considered to be economic hedges.

During 2006, ANZ has recorded a profit of $49 million before tax (2005: $44 million) relating to ineffective hedging.

Movements in average exchange rates over the September 2005 year decreased total non-interest income by $28 million.

Non-Interest Expenses

Years ended September 30	2006	2005
	$M	$M
Personnel expenses	2,729	2,529
Premises expenses	414	394
Computer expenses	549	558
Other expenses	901	885
Restructuring	51	52
Settlement of NHB Insurance claim	(113)	—
Non-interest expenses	4,531	4,418

Non-interest expenses increased $113 million (3%) from $4,418 million for the year ended September 30, 2005 to $4,531 million for the year ended September 30, 2006.  Adjusting for significant items (settlement of NHB insurance claim), non-interest expenses increased $226 million (5%) from $4,418 million for the year ended September 30, 2005 to $4,644 million for the year ended September 30, 2006.

Personnel Expenses

Personnel expenses increased $200 million (8%) from $2,529 million for the year ended September 30, 2005 to $2,729 million for the year ended September 30, 2006 as a result of annual salary increases and a 4% increase in staff numbers partly offset by lower NBNZ incremental integration costs.  The increase in staff numbers occured mainly in the following business units:

•             Personal staff numbers increased 6%. Consumer Finance increased 8% to deal with increased volumes and cards initiatives.  Branch Network staff numbers increased 6% due to the opening of 25 new branches (under the Credit Branch Investment Program) coupled with extending opening hours at an additional 86 branches.  Mortgages increased 8% due to increased volumes.  Investment and Insurance Products increased 16% over the year due mainly to recruitment of financial planners.

•             Institutional staff numbers increased 7% due to a 24% increase in Markets, primarily reflecting the strategy to drive business growth and increased staff for IT projects.  Trade and Transaction Services increased 8% reflecting investment in business platforms and short-term parallel runs of a new operations site.

•             Partnership & Private Bank increased 29% driven mainly by the expansion program in Cambodia and increasing specialist staff to follow the growth agenda in Private Banking.

Premises Expenses

Premises costs increased $20 million (5%) (2006: $414 million, 2005: $394 million) reflecting additional space requirements and opening of 25 new branches.  There was also a $6 million increase in the cost of security services.

Computer Expenses

Computer expenses decreased $9 million (2006: $549 million, 2005: $558 million). Depreciation charges in Operations, Technology and Shared Services and Personal were lower principally as a result of asset write-downs in 2005 and assets fully depreciating.  Offsetting this were increases in Mortgages due to re-assessment of software projects, Trade and Transaction Services and Markets due to investment in new platforms, and  Consumer Finance due to additional ATM and merchant terminals.

Other Expenses

Other expenses declined by $16 million (2%) from $885 million for the year ended September 30, 2005 to $901 million for the year ended September 30, 2006:

•             Travel expenses increased $16 million with small increases spread across most business units.

•             Advertising spending increased $14 million including expenditure on the “ANZ NOW” and “ATM” advertising campaigns and Consumer Finance expenditure due to the launch of new products including Visa Debit Card.

•             NBNZ incremental integration costs reduced by $14 million.

Restructuring Expenses

Restructuring expenses of $51 million were recognized in 2006 compared to $52 million in 2005.  The expense in 2006 mainly represented termination costs associated with business initiatives (including projects to capture operational efficiencies) and reductions in resourcing of activities (where ANZ is downsizing in conjunction with ANZ’s business strategies).

The total restructuring provision as at September 30, 2006 was distributed as follows:

Restructuring Provision

	Termination and Staff Benefits	Excess Premises	Other Contract Termination and Associated Costs	Total
	$M	$M	$M	$M
Carrying amount at beginning of the year — October 1, 2005	68	6	3	77
Provision made during year / Expense for the year	41	—	10	51
Payments made during the year	(33)	(2)	(8)	(43)
Release of provisions (1)	(4)	(2)	(5)	(11)
Carrying amount at end of year - September 30, 2006	72	2	—	74

Years ended September 30	2006	2005
	$M	$M
Termination and staff benefits	72	68
Excess premises	2	6
Other contract termination and associated costs	—	3
Total	74	77

(1)           Includes foreign currency movements of $1 million.

All restructuring costs are expensed and recorded as operating expenses.

Details of Major Projects (including expected total spend and spend to date)

	Expected Total Spend	Spend to date
	$M	$M
ANZ National integration: Integration of ANZ Bank and NBNZ (restructuring component)	12	12
Institutional Financial Services business unit restructure	27	22
Operations, Technology and Shared Services restructure	33	9
London Property	8	—
Total	80	43

ANZ National Bank Incremental Integration Costs

Expenditure on the integration of ANZ National Bank includes both the reallocation of existing resources to integration and incremental integration costs.  Incremental costs are those costs that will not recur once integration is complete and thus do not form part of the core ongoing cost base.  This program is now complete.

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

Under previous Australian GAAP, the Group accounted for the defined benefit pension schemes and health schemes on a cash basis.

Under AIFRS the Group is required to recognize surpluses (assets) and/or deficits (liabilities) that arise within these schemes in the Balance Sheet.  The Group elected to apply the option under AIFRS to recognize actuarial gains and losses associated with these schemes in the Balance Sheet (i.e. the “direct to retained earnings” approach).  The non-cash expense (representing the notional cost of the benefits accruing to members in respect of service provided over the reporting period) is charged to the Income Statement.

Provision for Credit Impairment Charge

	Provision for Credit Impairment Charge 2006	Net Individual Provision for Credit Impairment 2006	Provision for Credit Impairment Charge 2005	Net Individual Provision for Credit Impairment 2005
	$M	$M	$M	$M
Personal	341	261	351	223
Institutional	58	49	136	62
New Zealand Business	5	19	158	101
Partnerships & Private Bank	25	23	17	12
Other	(22)	(14)	(82)	(41)
	407	338	580	357

Under AIFRS, the provision for credit impairment charge represents management’s best estimate of impairment loss.  The estimated loss is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

The provision for credit impairment charge consists of two components: the net individual provision for credit impairment charge (referred to as the specific or allocated component under previous Australian GAAP); and the collective provision for credit impairment charge (referred to as the general or unallocated component under previous Australian GAAP).

Credit impairment provisions are raised when there is objective evidence of impairment.  Impairment is assessed individually for financial assets that are individually significant (or on a portfolio basis for small value loans) and then on a collective basis for those loans not individually known to be impaired.

Under AIFRS, a discounted cash flow methodology is used to calculate the net individual provision for credit impairment charge and this is consistent with US GAAP.  In comparative financial periods a discounted cash flow methodology was not required under previous Australian GAAP; however, no adjustment was made for US GAAP purposes as the impact of discounting was not material.

Under AIFRS, the collective provision for credit impairment charge is calculated for financial assets for which there is an incurred loss but the financial assets have not been individually identified as impaired.

The collective provision for credit impairment charge is calculated as the change in the collective provision for credit impairment during the reporting period.  The collective provision for credit impairment at the end of the reporting period reflects the impact on estimated future cash flows for loans probable to be impaired and will become observable over an emergence period.  The emergence period represents the time from when a loss event occurs until the Group assesses the loan for individual impairment and raises a provision.  The impact on estimated future cash flows is calculated based on historical loss experience for assets with credit characteristics similar to those in the collective pool.

The provision for credit impairment charge is calculated by identifying objective evidence of impairment.  In assessing the impacts of adopting AIFRS standards and preparing for Basel accreditation, the Group performed a detailed analysis of historical incurred losses in both the retail loan portfolio and the wholesale loan portfolio.  This analysis identified the events that triggered the losses in these portfolios and resulted in an estimate of the average period between the time when the loss events occurred until the Group assessed the loans for individual impairment and made a provision for credit impairment.  The Group considers this period to be the emergence period.   The emergence period for retail portfolios was determined based on historical economic modeling.  The emergence period for wholesale portfolios was determined based on a defaulted loan file review.  Under previous Australian GAAP, incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.   Use of defined emergence periods result in a more accurate estimate of incurred losses.  Under AIFRS, the Group has also refined certain risk parameters used to estimate the impact on estimated future cash flows.  Further detail in respect to the emergence period and the refinement of risk parameters is provided in the Critical Estimates and Judgements in Applying Accounting Policies (refer page 73).

For the year ended September 30, 2006, the provision for credit impairment charge calculated in accordance with AIFRS was $407 million.  For the year ended September 30, 2005, the provision for credit impairment charge was $580 million.  Adjusting for AIFRS 2005 Adjustments of $15 million, the provision for credit impairment charge was $565 million (refer page 26).

The net individual provision for credit impairment charge decreased $19 million (5%) from $357 million for the year ended September 30, 2005 to $338 million for the year ended September 30, 2005.  This reduction is a factor of lower large single name losses in New Zealand, coupled with strong recoveries and write backs in Institutional.  This was partially offset by growth and moderately higher risk in Personal, lower recoveries and write backs in the non-continuing businesses and the emergence of individual provisions from scenario impacts.

The collective provision for credit impairment charge decreased $154 million (69%) from $223 million for the year ended September 30, 2005 to $69 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $15 million (refer page 26), the charge decreased $139 million.  This reduction was driven by the unwind of the provision raised in 2005 to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices.  During 2006, $77 million of this provision was unwound to offset the emergence of related individual and collective provisions from this scenario impact.  The provision will be progressively reduced as the impact of higher oil prices is reflected in the portfolio.  Further information in repect of the estimation and unwind of the impact of higher oil prices is provided in the Critical Estimates and Judements in Applying Accounting Policies section .  The collective provision for credit impairment charge also reflects strong asset growth, changes in portfolio risk and a reduced benefit from non-continuing businesses (following the sale of offshore project finance assets).

Further information in respect of the Group’s provision for credit impairment methodology under AIFRS and the associated assumptions is provided in the Critical Estimates and Judgements in Applying Accounting Policies section (refer page 73).

Income Tax Expense

Years ended September 30	2006	2005
	$M	$M
Total income tax expense including significant items	1,522	1,220
Effective tax rate	29%	28%
Australian corporate tax rate	30%	30%

The Group’s income tax expense increased by $302 million (25%) from $1,220 million for the year ended September 30, 2005 to $1,522 million for the year ended September 30, 2006 resulting in an effective tax rate of 29.2% (an increase from 27.7% at September 30, 2005).  The increase mainly reflects the run-off of structured finance transactions.  The year to September 30, 2005 year included the non-taxable profit on sale of NBNZ Life and Funds Management Businesses.

Adjusting for AIFRS 2005 Adjustments of $14 million, income tax expense increased by $288 million, resulting in an increased effective tax rate of 29.2% (up from 28.2% at September 30, 2005).  This increase mainly reflects the run-off of structured financing transactions and the non-taxable profit on sale of NBNZ Life and Funds Management Businesses in 2005.

Results by Line of Business

Years ended September 30	2006 $M	2005 $M
Personal	1,256	1,095
Institutional	1,396	1,213
New Zealand Businesses	683	639
Partnerships & Private Bank	169	170
Non-continuing Business	38	55
Group Center (1)	53	(11)
Profit excluding significant items	3,595	3,161
Significant items (2)	93	14
Net profit attributable to shareholders of the company	3,688	3,175

(1)         Group Center includes adjustments for hedge ineffectiveness and ANZ National Bank incremental integration costs

(2)         Significant items are detailed on page 26.

During the year ended September 30, 2006 ANZ managed its business activities along the following lines of business: Personal, Institutional, New Zealand Businesses, Partnerships and Private Bank and Group Center.

Personal

	2006 $M	2005 $M
Net interest income	3,013	2,590
Other operating income	1,187	1,124
Operating income	4,200	3,714
Operating expenses	(2,069)	(1,890)
Profit before credit impairment and income tax	2,131	1,824
Provision for credit impairment	(341)	(261)
Profit before income tax	1,790	1,563
Income tax expense and minority interest	(534)	(468)
Net profit	1,256	1,095

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

	Full year Sep 05 $M
Net interest income (statutory basis)	2,590
Fees recognised as an adjustment to yield	101
Other	5	106
Net interest income (comparable AIFRS basis)	2,696
Provision for credit impairment charge (statutory basis)	(261)
Movement in credit impairment provision	(90)
Provision for credit impairment charge (comparable AIFRS basis)	(351)
Net interest income after provision for credit impairment charge (statutory basis)	2,329
Total AIFRS adjustments	16
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	2,345
Other operating income (statutory basis)	1,124
Fees recognised as an adjustment to yield	(111)
Other	6	(105)
Other operating income (comparable AIFRS basis)	1,019
Operating expenses (statutory basis)	(1,890)
Other	—
Operating expenses (comparable AIFRS basis)	(1,890)
Profit before income tax (statutory basis)	1,563
Total in AIFRS profit before income tax adjustments	(89)
Profit before income tax (comparable AIFRS basis)	1,474
Income tax expense and minority interests (statutory basis)	(468)
Tax on AIFRS adjustments	27
Income tax expense and minority interests (comparable AIFRS basis)	(441)

Net profit (statutory basis)	1,095
AIFRS net profit adjustments	(62)
Net profit (comparable AIFRS basis)	1,033

Personal comprises Products, Banking Products, Mortgages, Consumer Finance, Investment and Insurance Products, Esanda, Pacific, Regional and Rural and Small Business Banking and other (including the Branch network, marketing and support costs).

Net profit increased $161 million (15%) from $1,095 million for the year ended September 30, 2005 to $1,256 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $62 million after tax, profit after tax increased $223 million (22%) from $1,033 million to $1,256 million.  This increase was driven by strong lending and deposit growth across the business, while margin compression was contained at 1 basis point across the division.  Market share was maintained in retail mortgages and we grew share in retail deposits and personal lending.

We continued to increase our retail footprint through the addition of 25 more branches and the expansion of our ATM network as well as growth in our specialist sales force.  We are making good progress in establishing a strong brand proposition based on delivering “More Convenient Banking”, and we continue to lead our major peers in customer satisfaction.

Balance sheet growth drove double-digit earnings increases in Mortgages, Consumer Finance, Banking Products and Small Business Banking, while Regional & Rural Banking earnings benefited from a benign credit environment.  Investment and Insurance Products experienced strong growth driven by our financial planning business.  Pacific earnings grew 67% from good lending growth and low provision for credit impairment.  Esanda rebounded, growing by 11% as revenue improved in the second half.

Significant factors affecting the result were:

•             Overall net interest income increased $423 million (16%) from $2,590 million for year ended September 30, 2005 to $3,013 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $106 million, net interest income increased $317 million (12%) from $2,696 million for year ended September 30, 2005 to $3,013 million for year ended September 30, 2006.  Mortgages, Regional & Rural Banking and Small Business Banking net interest income grew in line with balance sheet growth as margins were held.  Consumer Finance net interest income increased, with strong balance sheet growth skewed towards lower margin products.  Banking Products net interest income increased, with good deposit growth offset by ongoing migration to lower margin products.  Pacific net interest income grew, in line with strong balance sheet growth.  Esanda net interest income increased.

•             Other operating income increased $63 million (6%) from $1,124 million for year ended September 30, 2005 to $1,187 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $105 million, other operating income increased $168 million (16%) from $1,019 million for year ended September 30, 2005 to $1,187 million for year ended September 30, 2006. Mortgages grew other income, on the back of strong sales and lending volumes, and fee initiatives to match competitors.  Consumer Finance grew through stronger issuing and lending fees, and a $9 million profit from the sale of shares received from the MasterCard Initial Public Offering in the second half.  Banking Products grew other income from higher sales of transaction accounts.  Financial planning income was up as more planners generated higher sales volumes. Small Business Banking, Pacific and Regional & Rural Banking grew other income, while Esanda contracted other income by 1% due to a $6 million impact from a fall in second hand car prices.

•             Operating expenses increased.  Investment continued in expanding the footprint through the addition of 25 more branches, a further 330 ATMs and significant additions to our frontline staff.  Operating expenses also increased due to higher marketing and projects spend and annual salary rises.

•             Overall provision for credit impairment charge increased $80 million (31%) from $261 million for year ended September 30, 2005 to $341 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $90 million, provision for credit impairment reduced by $10 million (3%) from $351 million for year ended September 30, 2005 to $341 million for year ended September 30, 2006; individual provisions were higher, primarily in our credit card business, reflecting growth in the size of the book (particularly in low rate cards, which have a marginally higher risk profile).

New Zealand

	2006	2005
	$M	$M
Net interest income	1,519	1,498
Other operating income	481	538
Operating income	2,000	2,036
Operating expenses	(986)	(993)
Profit before credit impairment and income tax	1,014	1,043
Provision for credit impairment	(6)	(103)
Profit before income tax	1,008	940
Income tax expense and minority interest	(325)	(301)
Net profit	683	639

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

	Full year Sep 05
	$M
Net interest income (statutory basis)	1,498
Fees recognised as an adjustment to yield	32
Other	(6	) 26
Net interest income (comparable AIFRS basis)	1,524
Provision for credit impairment charge (statutory basis)	(103)
Movement in credit impairment provision	(55)
Provision for credit impairment charge (comparable AIFRS basis)	(158)
Net interest income after provision for credit impairment charge (statutory basis)	1,395
Total AIFRS adjustments	(29)
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	1,366
Other operating income (statutory basis)	538
Fees recognised as an adjustment to yield	(32)
Other	(9	) (41)
Other operating income (comparable AIFRS basis)	497
Operating expenses (statutory basis)	(993)
Other	—
Operating expenses (comparable AIFRS basis)	(993)
Profit before income tax (statutory basis)	940
Total in AIFRS profit before income tax adjustments	(70)
Profit before income tax (comparable AIFRS basis)	870
Income tax expense and minority interests (statutory basis)	(301)
Tax on AIFRS adjustments	23
Income tax expense and minority interests (comparable AIFRS basis)	(278)

Net profit (statutory basis)	639
AIFRS net profit adjustments	(47)
Net profit (comparable AIFRS basis)	592

New Zealand Businesses comprises ANZ Retail, NBNZ Retail, Corporate Banking, Rural Banking, UDC and Central Support.

Net profit increased $44 million (7%) from $639 million for the year ended September 30, 2005 to $683 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $47 million after tax, net profit increased $91 million (15%) from $592 million for the year ended September 30, 2005 to $683 million for the year ended September 30, 2006.  The devaluation of the NZD exchange rate has impacted these results, with the average NZD exchange rate reducing by 5.4% during the year.  Excluding exchange rate impacts (and on a comparable AIFRS basis), the increase in profit after tax was 22%.  This result was assisted by a reduction in credit impairment expense.

Overall, the business is showing promising momentum and has a clear strategy to build on this momentum.  The business continues to experience robust lending growth, good credit quality, and the level of interest margin decline has moderated.

Growth in profit before credit impairment and income tax was strong in The National Bank Retail (due to other income growth), Corporate & Commercial Banking and Rural Banking (due to strong lending growth).  ANZ Retail improved marginally, with growth constrained in other operating income and expenses impacted by the additional costs of operating domestic systems in New Zealand.  UDC’s results were disappointing, with fierce competition and sales force restructuring adversely impacting growth.  A number of actions are underway in UDC to return the business to profitable growth.

The results of the Retail Banks include the cost for compensation to customers relating to a Commerce Commission action on disclosure of optional issuer fees and income recognized as a result of the MasterCard Initial Public Offer.

Key influences on the result include the following:

•             Net interest income increased $21 million (1%) from $1,498 million for year ended September 30, 2005 to $1,519 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $26 million and the impact of exchange rate fluctuations, net interest income increased by 8%.  Lending volumes increased, driven by growth in ANZ Retail, The National Bank Retail, Corporate & Commercial Banking and Rural.  This was partly offset by a reduction in UDC due to fierce competition and sales force restructuring.  Deposit volumes increased with strong growth in Corporate & Commercial Banking, ANZ Retail, The National Bank Retail and Rural Banking offset by a reduction in Treasury deposits (driven by a shift to longer term wholesale funding).  Net interest margin fell, driven by competition and product mix changes; the mix factors included customer migration from variable rate to fixed rate mortgages, increased requirement for wholesale funding, and growth in lower margin at call products (including ANZ On-line Call) and term deposit products.  ANZ Retail and The National Bank Retail net interest margins shrank.  These declines occurred primarily in the first half.

•             Other operating income decreased $57 million (11%) from $538 million for year ended September 30, 2005 to $481 million for year ended September 30, 2006.  The decrease was mainly due to the reclassification of fee income which was recognized as an adjustment to yield under AIFRS 2005 Adjustments.  After adjusting for AIFRS 2005 Adjustments of $41 million and the impact of exchange rate fluctuations, other operating income increased 6%.  This was largely due to other income in The National Bank Retail, with growth across lending, card and transactional fees as well as commission income.  UDC other income reduced, with performance impacted by the transition to a restructured sales team and strong competitive pressures.

•             Operating expenses increased.  Increases in frontline and customer support staff, salary increases, the cost of the New Zealand Commerce Commission settlement ($9 million), and the cost of operating domestic systems in New Zealand ($9 million) were partly offset by a 6% reduction in support staff and control of discretionary expenditure.

•             Provision for credit impairment charge decreased $97 million from $103 million for year ended September 30, 2005 to $6 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $55 million less the impact of exchange rate fluctuations, provision for credit impairment decreased by $144 million.  This was driven by both lower collective and individual provision charges, following a combination of increased lending volumes being offset by individual provisions raised for corporate accounts and exposures to the apple and pear export industry in 2005, an improved credit risk profile (an increased proportion of low risk residential and rural lending).  Net impaired loans reduced, with credit conditions remaining generally benign.

Institutional

	2006	2005
	$M	$M
Net interest income	2,069	1,390
Other operating income	1,260	1,685
Operating income	3,329	3,075
Operating expenses	(1,283)	(1,154)
Profit before credit impairment and income tax	2,046	1,921
Provision for credit impairment	(58)	(195)
Profit before income tax	1,988	1,726
Income tax expense and minority interest	(592)	(513)
Net profit	1,396	1,213

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

	Full year Sep 05
	$M
Net interest income (statutory basis)	1,390
Fees recognised as an adjustment to yield	481
Other	2	483
Net interest income (comparable AIFRS basis)	1,873
Provision for credit impairment charge (statutory basis)	(195)
Movement in credit impairment provision	59
Provision for credit impairment charge (comparable AIFRS basis)	(136)
Net interest income after provision for credit impairment charge (statutory basis)	1,195
Total AIFRS adjustments	542
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	1,737
Other operating income (statutory basis)	1,685
Fees recognised as an adjustment to yield	(481)
Other operating income (comparable AIFRS basis)	1,204
Operating expenses (statutory basis)	(1,154)
Other	—
Operating expenses (comparable AIFRS basis)	(1,154)
Profit before income tax (statutory basis)	1,726
Total in AIFRS profit before income tax adjustments	61
Profit before income tax (comparable AIFRS basis)	1,787
Income tax expense and minority interests (statutory basis)	(513)
Tax on AIFRS adjustments	(16)
Income tax expense and minority interests (comparable AIFRS basis)	(529)

Net profit (statutory basis)	1,213
AIFRS net profit adjustments	45
Net profit (comparable AIFRS basis)	1,258

Institutional comprises Debt & Transaction Services, Markets, Corporate and Structured Financing, Business banking, Corporate Banking and other (including Client Relationship group and Personal and Private Banking Asia).

Net profit increased by $183 million (15%) from $1,213 million for the year ended September 30, 2005 to $1,396 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $45 million after tax, net profit increased $138 million (11%) from $1,258 million for the year ended September 30, 2005 to $1,396 million for the year ended September 30, 2005.  Other operating income increased by $254 million (8%) from $3,075 million for year ended September 30, 2006.

We continued to invest in our business, with expenses growing as we lifted the skills base and improved systems.  The balance sheet is being more actively managed, through mechanisms such as the recent successful Collateralised Loan Obligation (CLO), with risk weighted assets growing marginally in the second half.  Credit quality remained strong throughout the year.  All businesses achieved annual profit growth.  Business Banking and Corporate Banking profit grew with sound lending and deposit growth, and a reduction in credit impairment expenses.  Trade and Transaction Services profit increased from higher global Trade Finance and Clearing Services volumes.  Corporate and Structured Financing profit increased as deal flow volumes increased and credit impairment expense reduced after the write-back of several individual provisions.  Markets’ profit increased with continuing revenue growth from sales activity and a particularly strong first half trading result.  These strong performances were offset by the Debt Product Group, where a net profit decline resulted from declining margins, constrained balance sheet growth and a modest increase in individual provisions after write-backs in 2005.

Significant factors affecting the result were:

•             Net interest income grew by $679 million (49%) from $1,390 million for year ended September 30, 2005 to $2,069 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $483 million, net interest income increased $196 million (10%) from $1,873 million for year ended September 30, 2005 to $2,069 million for year ended September 30, 2006.  Average net lending assets and average deposit volumes increased.  The net interest margin decreased 19 basis points due to competition, run-off of higher margin assets and changes in business mix.  Debt and Transaction Services increased due to higher deposit volumes and the release of revenue related to prior years, offset by margin compression in the lending portfolio.  Business Banking increased with growth in average lending and average deposit, offsetting a decline in margins.  Corporate Banking increased growth in average lending and average deposit offsetting a margin decline.  Markets net interest income increased $47 million, from increased trading securities income and collateral volumes.

•             Other operating income decreased $425 million (25%) from $1,685 million for year ended September 30, 2005 to $1,260 million for year ended September 30, 2006.  The decrease was mainly due to the reclassification of fee income which was recognized as an adjustment to yield under AIFRS 2005 Adjustments.  After adjusting for AIFRS 2005 Adjustments of $481 million, other operating income increased by $56 million (5%).  Higher custodian fees and foreign exchange revenue in Debt and Transaction Services was partially offset by mark to market adjustments on hedges of the lending book.  Corporate and Structured Financing increased, with higher income from structured finance transactions.  Business Banking and Corporate Banking grew due to higher volumes.

•             Operating expenses increased 11% from $1,154 million for year ended September 30, 2005 to $1,283 million for year ended September 30, 2006, reflecting increased investment in personnel.  Personnel numbers increased by 357, and we have focused on providing training for current staff and selective recruitment to cover skill gaps.  We are also investing in new IT platforms in our Markets and Transaction Services businesses.

•             Provision for credit impairment charge decreased by $137 million from $195 million for year ended September 30, 2005 to $58 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $59 million, provision for credit impairment decreased by $78 million.  This was driven by both lower collective and individual provision charges, following a combination of improved credit quality and high debt recoveries.  Net impaired loans increased largely due to two accounts in Australia and New Zealand being downgraded in the March 2006 half.

Partnerships & Private Bank

	2006	2005
	$M	$M
Net interest income	73	52
Other operating income	190	179
Operating income	263	231
Operating expenses	(62)	(50)
Profit before credit impairment and income tax	201	181
Provision for credit impairment	(25)	(14)
Profit before income tax	176	167
Income tax expense and minority interest	(7)	3
Net profit	169	170

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

Full year Sep 05
$M
Net interest income (statutory basis)	52
Fees recognised as an adjustment to yield	8
Other	2	10
Net interest income (comparable AIFRS basis)	62
Provision for credit impairment charge (statutory basis)	(14)
Movement in credit impairment provision	(3)
Provision for credit impairment charge (comparable AIFRS basis)	(17)
Net interest income after provision for credit impairment charge (statutory basis)	38
Total AIFRS adjustments	7
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	45
Other operating income (statutory basis)	179
Fees recognised as an adjustment to yield	(8)
Other	7	(1)
Other operating income (comparable AIFRS basis)	178
Operating expenses (statutory basis)	(50)
Other	—
Operating expenses (comparable AIFRS basis)	(50)
Profit before income tax (statutory basis)	167
Total in AIFRS profit before income tax adjustments	6
Profit before income tax (comparable AIFRS basis)	173
Income tax expense and minority interests (statutory basis)	3
Tax on AIFRS adjustments	—
Income tax expense and minority interests (comparable AIFRS basis)	3

Net profit (statutory basis)	170
AIFRS net profit adjustments	6
Net profit (comparable AIFRS basis)	176

Net profit decreased $1 million (1%) from $170 million for the year ended September 30, 2005 to $169 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $6 million net profit decreased $7 million (4%) from $176 million for the year ended September 30, 2005 to $169 million for the year ended September 30, 2006.  Strong underlying performance in the Cards and Private Bank businesses were offset by lower equity accounted earnings for PT Panin Bank and the expiration of transitional tax relief and lower capital investment earnings in INGA.  The impact of exchange rate movements was immaterial.  Significant influences on the result were:

•             Overall net interest income increased $21 million (40%) from $52 million for year ended September 30, 2005 to $73 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $10 million, net interest income increased $11 million (18%), driven by strong volume growth in Indonesia Cards and the first full year of operations in Cambodia.

•             Overall, other operating income increased $11 million (6%) from $179 million for the year ended September 30, 2005 to $190 million for the year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $1 million, other operating income increased $12 million (7%).  Other operating income from cards increased $12 million.  A 37% increase in cards issued drove fee income up 62% in Indonesia Cards and contributed to significant growth in Metrobank equity accounted income.  New partnerships increased income by $7 million driven by equity accounted income from Tianjin City Commercial Bank, and the first full year of operations in Cambodia with deposit volumes well ahead of expectations.  ANZ Private Bank other income increased 41% reflecting the impact of cross sell initiatives.  INGA income increased $4 million with a 12% increase in operating profit partly offset by the impacts of the expiration of transitional tax relief in 2005 and lower capital investment earnings net of the capital investment hedge.  These increases were partially offset by a $15 million reduction in equity accounted income from PT Panin, reflecting the difficult economic conditions during the latter part of 2005 and reduced bond sales.

•             Operating expenses increased 24% as a result of the first full year of operations in Cambodia, increased business activity in the Cards business in Indonesia and ongoing investment across the Private Bank and International Partnership businesses.

•             Overall provision for credit impairment charge increased $11 million from $14 million for year ended September 30, 2005 to $25 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $3 million, provision for credit impairment charge increased $8 million largely due to regulatory changes in Indonesia impacting the cards portfolio.

•             Income tax expense increased $10 million mainly due to the impact of the tax benefit from capital investment hedges in respect of INGA in 2005.  ANZ ceased hedging INGA’s capital investment earnings from October 1, 2005.

Non-continuing businesses

	2006	2005
	$M	$M
Net interest income	12	53
Other operating income	14	11
Operating income	26	64
Operating expenses	(5)	(24)
Profit before credit impairment and income tax	21	40
Provision for credit impairment	22	(7)
Profit before income tax	43	33
Income tax expense and minority interest	(5)	22
Net profit	38	55

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

Full year Sep 05
$M
Net interest income (statutory basis)	53
Other	9
Net interest income (comparable AIFRS basis)	62
Provision for credit impairment charge (statutory basis)	(7)
Movement in credit impairment provision	104
Provision for credit impairment charge (comparable AIFRS basis)	97
Net interest income after provision for credit impairment charge (statutory basis)	46
Total AIFRS adjustments	113
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	159
Other operating income (statutory basis)	11
Other	(4)
Other operating income (comparable AIFRS basis)	7
Operating expenses (statutory basis)	(24)
Other	—
Operating expenses (comparable AIFRS basis)	(24)
Profit before income tax (statutory basis)	33
Total in AIFRS profit before income tax adjustments	109
Profit before income tax (comparable AIFRS basis)	142
Income tax expense and minority interests (statutory basis)	22
Tax on AIFRS adjustments	(38)
Income tax expense and minority interests (comparable AIFRS basis)	(16)

Net profit (statutory basis)	55
AIFRS net profit adjustments	71
Net profit (comparable AIFRS basis)	126

Non-continuing businesses comprises the London headquartered structured finance business, the run-off of New Zealand conduit transactions and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

Net profit reduced by $17 million (31%) from $55 million for year ended September 30, 2005 to $38 million for year ended September 30, 2006.  Adjusting for AIFRS, 2005 adjustments of $71 million after tax, net profit reduced by $88 million (70%) from $126 million in September 30, 2005 to $38 million in September 30, 2006.  This reduction was driven by:

•             Net interest income reduced by $41 million (77%) from $53 million for year ended September 30, 2005 to $12 million for year ended September 30, 2006.  After adjusting for AIFRS adjustments of $9 million, net interest income reduced by $50 million reflecting a reduction in average lending volumes.

•             Other operating income of $14 million largely represented a $12 million release of provisions created on the sale of the London headquartered project finance business following the settlement of sale warranties provided to Standard Chartered Bank and a $4 million gain on sale of power assets.

•             Operating expenses reduced by $19 million, with the remaining expenses being legal and restructuring costs associated with the legacy balances in the London headquartered project finance business.

•             The provision for credit impairment charge reduced by $29 million to a credit of $22 million.  After adjusting for AIFRS 2005 Adjustments of $104 million, the credit arising on the provision for credit impairment reduced $75 million, this arose from the run-off of legacy assets, releasing collective provisions, and recoveries.  The reduction in this benefit reflects a lower volume of run-off in 2006.

Group Center

	2006	2005
	$ M	$ M
Net interest income	257	235
Other operating income	15	27
Operating income	272	262
Operating expenses	(200)	(307)
Profit before credit impairment and income tax	72	(45)
Provision for credit impairment	—	—
Profit before income tax	72	(45)
Income tax expense and minority interest	(27)	34
Net profit	45	(11)

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

	Full year Sep 05
	$M
Net interest income (statutory basis)	235
Reclassified hybrid financial instruments	(66)
Other	(15	) (81)
Net interest income (comparable AIFRS basis)	154
Provision for credit impairment charge (statutory basis)	—
Movement in credit impairment provision	—
Provision for credit impairment charge (comparable AIFRS basis)	—
Net interest income after provision for credit impairment charge (statutory basis)	235
Total AIFRS adjustments	(81)
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	154
Other operating income (statutory basis)	27
Derivatives and hedging	44
Other	3	47
Other operating income (comparable AIFRS basis)	74
Operating expenses (statutory basis)	(307)
Other	—
Operating expenses (comparable AIFRS basis)	(307)
Profit before income tax (statutory basis)	(45)
Total in AIFRS profit before income tax adjustments	(34)
Profit before income tax (comparable AIFRS basis)	(79)
Income tax expense and minority interests (statutory basis)	34
Tax on AIFRS adjustments	(10)
Income tax expense and minority interests (comparable AIFRS basis)	24

Net profit (statutory basis)	(11)
AIFRS net profit adjustments	(44)
Net profit (comparable AIFRS basis)	(55)

Group Center comprises Group People Capital, Group Risk Management, Group Treasury, Group Strategic Development, Group Financial Management, Shareholder Functions and Operations, Technology and Shared Services and Internal Audit.

Net profit (excluding significant items) increased $64 million from a loss of $11 million for year ended September 30, 2005 to a profit of $53 million for year ended September 30, 2006.  Adjusting the results for AIFRS 2005 Adjustments amounting to $44 million after tax, net profit increased by $108 million from a loss of $55 million for year ended September 30, 2005 to a profit of $53 million for year ended September 30, 2006.  This increase was driven by:

•             Operating income increased by $59 million.  After adjusting for AIFRS 2005 Adjustments of $34 million, operating income increased by $93 million.  This was primarily due to a $58 million increase in income on contracts put in place to hedge NZD and USD denominated earnings.  These gains are largely offset in the translation of the results of New Zealand Banking.  Operating income also increased due to $38 million of additional interest received on tax refunds.

•             Operating expenses reduced by $68 million mainly due to reductions in incremental and non-incremental New Zealand integration costs, other project costs and lower non-lending losses.  The increase in employee numbers is largely driven by the transitional impact of offshoring technology and back office work to India.

Results by Region

Years ended September 30	2006	2005
	$M	$M
Operating profit before income tax
Domestic Markets
Australia	3,472	2,950
New Zealand	1,241	1,000
	4,713	3,950
Overseas	501	448
	5,214	4,398
Income tax expense
Domestic Markets
Australia	(984)	(803)
New Zealand	(409)	(303)
	(1,393)	(1,106)
Overseas	(129)	(114)
Income tax expense	(1,522)	(1,220)
Outside equity interest
New Zealand	(2)	(1)
Overseas	(2)	(2)
Operating profit after income tax
Domestic Markets
Australia	2,488	2,147
New Zealand	830	696
	3,318	2,843
Overseas	370	332
	3,688	3,175

Australia

	2006	2005
	$M	$M
Net interest income	4,761	3,818
Other operating income	2,090	2,391
Operating income	6,851	6,209
Operating expenses	(2,966)	(2,847)
Profit before credit impairment and income tax	3,885	3,362
Provision for credit impairment	(412)	(416)
Profit before income tax	3,473	2,946
Income tax expense and minority interest	(985)	(798)
Net profit	2,488	2,148

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

	Full year Sep 05
	$M
Net interest income (statutory basis)	3,818
Fees recognised as an adjustment to yield	515
Reclassified hybrid financial instruments	(66)
Other	(5	) 444
Net interest income (comparable AIFRS basis)	4,262
Provision for credit impairment charge (statutory basis)	(416)
Movement in credit impairment provision	(36)
Provision for credit impairment charge (comparable AIFRS basis)	(452)
Net interest income after provision for credit impairment charge (statutory basis)	3,402
Total AIFRS adjustments	408
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	3,810
Other operating income (statutory basis)	2,391
Fees recognised as an adjustment to yield	(525)
Derivatives and hedging	44
Other	11	470
Other operating income (comparable AIFRS basis)	1,921
Operating expenses (statutory basis)	(2,847)
Other	—
Operating expenses (comparable AIFRS basis)	(2,847)
Profit before income tax (statutory basis)	2,946
Total in AIFRS profit before income tax adjustments	(62)
Profit before income tax (comparable AIFRS basis)	2,884
Income tax expense and minority interests (statutory basis)	(798)
Tax on AIFRS adjustments	—
Income tax expense and minority interests (comparable AIFRS basis)	(798)

Net profit after income tax (statutory basis)	2,148
AIFRS net profit adjustments	(62)
Net profit after income tax (comparable AIFRS basis)	2,086

Selected Australian economic indicators are shown below:

Year ended June 30	2006	2005
Nominal rates of growth (1) in Gross Domestic Product	6.3%	7.3%
Inflation rates	4.0%	2.5%
Real rates of growth in Gross Domestic Product (2)	2.9%	2.6%

Source: Australian National Accounts: National Income and Expenditure, ABS Cat. no. 5206.0 and 6401.0

(1)    Not restated for the effects of changes to price levels.

(2)    Nominal rates of Gross Domestic Product restated for the effect of changes to price levels.

The real rate of growth in Gross Domestic Product for the year ending June 30, 2006 is 2.9% (Australian National Accounts: Income and Expenditure).

Net profit increased $340 million (16%) from $2,148 million for year ended September 30, 2005 to $2,488 million for year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments amounting to $62 million, net profit increased by $402 million (19%) from $2,086 million for year ended September 30, 2005 to $2,488 million for year ended September 30, 2006.  Significant influences on the result were:

•      Net interest income increased $943 million (25%) from $3,818 million for the year ended September 30, 2006 to $4,761 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $444 million, net interest income increased by $499 million (12%).  Average net advances increased, driven by growth in Consumer Finance, Regional Rural and Small Business Bank, Mortgages, Business Banking, Corporate Banking and Debt Product Group.  Average deposit and other borrowing volumes increased driven by Regional Rural and Small Business Banks, Esanda, Banking Products, Corporate Banking, Business Banking and Group Treasury.  Net interest margin decreased 5 basis points with a change in the asset mix, increased volumes of wholesale funding and competitive pressures in the lending books of Mortgages, Consumer Finance, Debt Products Group, Business Banking and Corporate Banking, partly offset by higher earnings from foreign exchange revenue hedging, interest received on tax refunds from the ATO and release of revenue related to prior years in Trade and Transaction Services.

•      Other operating income decreased by $301 million (13%) from $2,391 million for the year ended September 30, 2005 to $2,090 million for the year ended September 30, 2006.  The decrease was mainly due to the reclassification of fee income which was recognized as an adjustment to yield under AIFRS 2005 Adjustments.  Adjusting for AIFRS 2005 Adjustments of $470 million, other operating income increased $169 million (9%).  Personal increased 8% due to volume growth initiatives in Consumer Finance, higher transaction volumes in Banking Products and higher sales from financial planners in Investment and Insurance Products.  Institutional increased due to increased volumes in Trade and Transaction Services, higher deal fees in Corporate and Structured Financing and higher Markets earnings with increased activity and positioning to take advantage of interest rate and currency volatility.

•      Operating expenses increased by $119 million (4%) from $2,847 million for the year ended September 30, 2005 to $2,966 million for the year ended September 30, 2006, reflecting an increased investment in frontline staff with a 4% increase in personnel numbers, the footprint expansion in Personal through the addition of 25 more branches and a further 330 ATMs, annual salary increases, and investment in new IT platforms in Markets and Transactional Services businesses.  This was offset by a credit of $113 million relating to the settlement of the NHB insurance claim (significant item).

•      Provision for credit impairment decreased by $4 million (1%) from $416 million for the year ended September 30, 2005 to $412 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $36 million, provision for credit impairment decreased $40 million (9%).  This was driven by a combination of increased lending volumes, moderately higher risk in credit cards and an increase in Institutional, due to two accounts downgraded in the March 2006 half, partly offset by recoveries in the non-continuing businesses, being offset by an improved credit risk profile in most portfolios.

New Zealand

	2006	2005
	$M	$M
Net interest income	1,724	1,588
Other operating income	698	745
Operating income	2,422	2,333
Operating expenses	(1,166)	(1,215)
Profit before credit impairment and income tax	1,256	1,118
Provision for credit impairment	(16)	(114)
Profit before income tax	1,240	1,004
Income tax expense and minority interest	(410)	(309)
Net profit	830	695

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

	Full year Sep 05
	$M
Net interest income (statutory basis)	1,588
Fees recognised as an adjustment to yield	44
Other	2	46
Net interest income (comparable AIFRS basis)	1,634
Provision for credit impairment charge (statutory basis)	(114)
Movement in credit impairment provision	(30)
Provision for credit impairment charge (comparable AIFRS basis)	(144)
Net interest income after provision for credit impairment charge (statutory basis)	1,474
Total AIFRS adjustments	16
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	1,490
Other operating income (statutory basis)	745
Fees recognised as an adjustment to yield	(44)
Other	(13	) (57)
Other operating income (comparable AIFRS basis)	688
Operating expenses (statutory basis)	(1,215)
Other	—
Operating expenses (comparable AIFRS basis)	(1,215)
Profit before income tax (statutory basis)	1,004
Total AIFRS profit before income tax adjustments	(41)
Profit before income tax (comparable AIFRS basis)	963
Income tax expense and minority interests (statutory basis)	(309)
Tax on AIFRS adjustments	16
Income tax expense and minority interests (comparable AIFRS basis)	(293)

Net profit (statutory basis)	695
AIFRS net profit adjustments	(27)
Net profit (comparable AIFRS basis)	668

Net profit increased $135 million (19%) from $695 million for year ended September 30, 2005 to $830 million for year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments amounting to $27 million, net profit increased $162 million (24%) from $668 million for year ended September 30, 2005 to $830 million for year ended September 30, 2006.  The devaluation of the NZD exchange rate has impacted these results with the average NZD exchange rate reducing by 5.4% during the year.  Excluding exchange rate impacts and on a comparable AIFRS basis profit after tax increased $196 million (31%) from $634 million for year ended September 30, 2005 to $830 million for year ended September 30, 2006.

Significant influences on the result were:

•      Net interest income increased $136 million (9%) from $1,588 million for the year ended September 30, 2005 to $1,724 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $46 million, net interest income increased $90 million (6%), excluding the impact of exchange rates net interest income increased 11%.  This includes an additional $66 million resulting from the issue of preference share capital in September 2005 to repay intercompany debt as a result of amendments to New Zealand thin capitalization rules.  Lending volumes increased with growth robust across all businesses, except for a reduction in UDC (impacted by intense competition and sales force restructuring), and the roll off in discontinuing businesses.  Net interest margins declined mainly driven by competition and product mix impacts (customer migration from variable rate to fixed rate mortgages, the increasing requirement for wholesale funding, and growth in lower margin products).  This was partly offset by the benefit of the additional preference share capital (equivalent of 9 basis points).

•      Other operating income decreased $47 million (6%) from $745 million for the year ended September 30, 2005 to $698 million for the year ended September 30, 2006.  The decrease was mainly due to the reclassification of fee income which was recognized as an adjustment to yield under AIFRS 2005 Adjustments.  Adjusting for AIFRS 2005 Adjustments of $57 million, other operating income increased by $10 million (1%), excluding the impact of exchange rates the increase was 7%.  This was largely due to the strong result in Institutional mainly from the Markets business, as well as income resulting from the MasterCard Initial Public Offer.  The National Bank Retail increased, with growth across lending, card and transactional fees as well as commission income.

•      Operating expenses decreased $49 million (4%) from $1,215 million for the year ended September 30, 2005 to $1,166 million for the year ended September 30, 2006.  Excluding the impact of exchange rate movements, operating expenses increased 1%.  Increases in frontline and customer support staff numbers, salary increases, the cost of the Commerce Commission settlement ($9 million), and the cost of operating domestic systems in New Zealand ($9 million) were partly offset by a 6% reduction in the number of support staff, control of discretionary expenditure, and lower ANZ National Bank incremental and non-incremental integration costs with the project completed during the year.

•      Provision for credit impairment charge decreased by $98 million (86%) from $114 million for the year ended September 30, 2005 to $16 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $30 million, the provision for credit impairment fell by $128 million (89%).  This was driven by both lower collective and individual provision charges, following a combination of increased lending volumes being offset by individual provisions raised for corporate accounts and exposures to the apple and pear export industry in 2005, an improved credit risk profile (an increased proportion of low risk residential and rural lending) and collective provisions raised in 2005 for portfolio deterioration.

•      The effective tax rate increased, largely due to the run off of structured finance deals.

Overseas Markets

	2006	2005
	$M	$M
Net interest income	458	412
Other operating income	421	442
Operating income	879	854
Operating expenses	(399)	(356)
Profit before credit impairment and income tax	480	498
Provision for credit impairment	21	(50)
Profit before income tax	501	448
Income tax expense and minority interest	(131)	(116)
Net profit	370	332

The following table reconciles comparative AIFRS (statutory) numbers for 2005 to reflect the AIFRS 2005 Adjustments, including the impact of AASB 139, “Financial Instruments: Recognition and Measurement”.  ANZ believes that this reconciliation provides adjusted AIFRS information for 2005 that is more comparable with ANZ’s 2006 AIFRS results.

	Full year Sep 05 $M
	Asia	Pacific	Other	Total Overseas
Net interest income (statutory basis)	115	106	191	412
Fees recognised as an adjustment to yield	5	4	54	63
Net interest income (comparable AIFRS basis)	120	110	245	475
Provision for credit impairment charge (statutory basis)	(21)	(10)	(19)	(50)
Movement in credit impairment provision	14	(7)	74	81
Provision for credit impairment charge (comparable AIFRS basis)	(7)	(17)	55	31
Net interest income after provision for credit impairment charge (statutory basis)	94	96	172	362
Total AIFRS adjustments	19	(3)	128	144
Net interest income after provision for credit impairment charge (comparable AIFRS basis)	113	93	300	506
Other operating income (statutory basis)	141	143	158	442
Fees recognised as an adjustment to yield	(5)	(4)	(54)	(63)
Other	—	(3)	10	7
Other operating income (comparable AIFRS basis)	136	136	114	386
Operating expenses (statutory basis)	(126)	(111)	(119)	(356)
Other	—	—	—	—
Operating expenses (comparable AIFRS basis)	(126)	(111)	(119)	(356)
Profit before income tax (statutory basis)	109	128	211	448
Total AIFRS profit before income tax adjustments	14	(10)	84	88
Profit before income tax (comparable AIFRS basis)	123	118	295	536
Income tax expense and minority interests (statutory basis)	(14)	(38)	(64)	(116)
Tax on AIFRS adjustments	(2)	3	(31)	(30)
Income tax expense and minority interests (comparable AIFRS basis)	(16)	(35)	(95)	(146)
Net profit (statutory basis)	95	90	147	332
AIFRS net profit adjustments	12	(7)	53	58
Net profit (comparable AIFRS basis)	107	83	200	390

	2006	2005
	$M	$M
Asia	125	95
Pacific	113	90
Other	132	147
Total	370	332

Profit after tax from overseas markets increased 11% to $370 million.

Asia

	2006	2005
	$M	$M
Net interest income	169	115
Other operating income	154	141
Operating income	323	256
Operating expenses	(151)	(126)
Profit before credit impairment and income tax	172	130
Provision for credit impairment	(21)	(21)
Profit before income tax	151	109
Income tax expense and minority interest	(26)	(14)
Net profit	125	95

Profit after tax increased $30 million (32%) from $95 million for year ended September 30, 2005 to $125 million for year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $12 million, profit after tax increased by $18 million (17%) from $107 million for year ended September 30, 2005 to $125 million for year ended

September 30, 2006.  The depreciation of the AUD increased profit growth by 2% ($2 million).  Significant influences on the result were:

•      Net interest income increased $54 million (47%) from $115 million for year ended September 30, 2005 to $169 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $5 million, net interest income increased by $49 million (40%) reflecting improved Treasury performance in Singapore, Card volumes in Indonesia, improved deposit margins, particularly in Vietnam, and the first full year of operations in Cambodia.  Loan and deposit volumes also grew across the region, reflective of increased economic activity.

•      Other external operating income increased $13 million (9%) from $141 million for year ended September 30, 2005 to $154 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $5 million, other external operating income increased $16 million (12%).  This was due to higher Cards volumes in Indonesia, higher foreign exchange revenue, increased equity accounted income from Metrobank Card Corporation and Tianjin City Commercial Bank, offset by reduced Equity accounted income in PT Panin Bank.

•      Operating expenses increased 20% as a result of costs associated with building partner relationships in Indonesia, China and Vietnam, the first full year of operating costs in Cambodia and new product specialists in Asia.

•      Provision for credit impairment charge remained flat.  After adjusting for AIFRS 2005 Adjustments of $14 million, provision for credit impairment increased by $14 million.  The individual provision charge increased largely due to Singapore and Indonesia, offset by write-backs in Hong Kong and Philippines.

•      Income tax expense increase reflects increased profit and the impact of reduced equity accounted income from PT Panin Bank.

Pacific

	2006	2005
	$M	$M
Net interest income	138	106
Other operating income	148	143
Operating income	286	249
Operating expenses	(128)	(111)
Profit before credit impairment and income tax	158	138
Provision for credit impairment	—	(10)
Profit before income tax	158	128
Income tax expense and minority interest	(45)	(38)
Net profit	113	90

Profit after tax increased $23 million (26%) from $90 million for year ended September 30, 2005 to $113 million for year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments amounting to $7 million, profit after tax increased by $30 million (36%) from $83 million for year ended September 30, 2005 to $113 million for year ended September 30, 2006.  The depreciation of the AUD increased profit growth by 2% ($2 million).  Significant influences on the result were:

•      Net interest income increased $32 million (30%) from $106 million for year ended September 30, 2005 to $138 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $4 million, net interest income increased by $28 million (25%).  This reflected growth in lending volumes in Fiji, Samoa and PNG.

•      Other external operating income increased $5 million (3%) from $143 million for year ended September 30, 2005 to $148 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $7 million, other operating income increased by $12 million (9%).  This was due to growth in lending volumes in Fiji, Samoa, PNG and Vanuatu and higher foreign exchange revenue.

•      Operating expenses increased 15% predominantly due to investment in our Operational Excellence agenda and expansion of footprint.

•      Provision for credit impairment charge decreased by $10 million.  After adjusting for AIFRS 2005 Adjustments of $7 million, provision for credit impairment decreased by $17 million.  This was predominantly due to the writeback of two individual provisions in Fiji.

Other

	2006	2005
	$M	$M
Net interest income	151	191
Other operating income	119	158
Operating income	270	349
Operating expenses	(120)	(119)
Profit before credit impairment and income tax	150	230
Provision for credit impairment	42	(19)
Profit before income tax	192	211
Income tax expense and minority interest	(60)	(64)
Net profit	132	147

Other comprises United Kingdom, Europe, United States and Middle East & South East Asia (including Bangalore).

Profit after tax decreased $15 million (10%) from $147 million for year ended September 30, 2005 to $132 million for year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments amounting to $53 million profit after tax decreased $68 million (34%) from $200 million for year ended September 30, 2005 to $132 million for year ended September 30, 2006.  The impact of exchange rates was immaterial.  Significant influences on the result were:

•      Net interest income decreased $40 million (21%) from $191 million for year ended September 30, 2005 to $151 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $54 million, net interest income decreased $93 million (38%).  This was mainly due to reduced earnings on capital of $70 million following a change in the New Zealand funding structure resulting in repayment of intra-group debt and a reduction in the non-continuing business in the United States.

•      Other operating income decreased by $39 million (25%) from $158 million for year ended September 30, 2005 to $119 million for year ended September 30, 2006.  After adjusting for AIFRS 2005 Adjustments of $44 million, other operating income increased $5 million (4%).  This was due largely to the profit on the sale of a power asset in the United States and the settlement of warranties on the sale of the London headquartered project and structured finance business offset by lower foreign exchange earnings and fees.

•      Operating expenses increased 1%.  The rise in staff numbers is attributable to increases in operations and technology staff in India, however these costs were charged to other businesses.

•      Provision for credit impairment charge decreased by $61 million to a credit balance of $42 million.  After adjusting for AIFRS 2005 Adjustments of $74 million, the credit balance on the provision for credit impairment decreased by $13 million (24%).  This was mainly as a result of lower recoveries in the 2006 financial year.  Net impaired loans reduced due to the realization of a power exposure in the United States.

ANZ has a small representative office in Tehran, Iran.  ANZ's historical contacts with Iran have consisted almost exclusively of trade financing for commodity import and export, non-US dollar correspondent accounts with Iranian Government banks, project finance and foreign exchange services.

In quantitative terms, ANZ’s Iran Country Limit, at its peak in August 2005, was the equivalent of US$310 million, as compared to total cross-border country limits at that time of US $84.4 billion equivalent and the Group’s total assets of US$218 billion.  ANZ’s Iran country limit has been progressively reduced since that time.  As of September 30, 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$134 million.  As of December, 2006 ANZ’s country limit for Iran had been reduced to the equivalent of US$ 34 million.

ANZ does not have any branches or representative offices in Sudan.

ANZ has some indirect trade finance exposure to Sudan, where a financial institution not located in Sudan is the direct source of payments to ANZ.  At its peak, in June 2006, this potential exposure to Sudan was the equivalent of US$100 million and related exclusively to trade finance for an Australian customer exporting grain to Sudan.  As of December, 2006 this contingent trade finance exposure to Sudan had been reduced to the equivalent of US$60 million.  No new trade finance exposures involving Sudan have been accepted by ANZ since January 2006.

ANZ does not have any branches or representative offices in Cuba.  ANZ’s maximum permitted exposure to Cuba is the equivalent of US$26.5 million.  ANZ’s contact with Cuba has been limited to the financing of the export of dairy product by a New Zealand customer and the import of nickel by a Chinese customer.

Cuba, Sudan and Iran have been designated by the United States as State sponsors of terrorism and are subject to United States economic sanctions. Iran is currently also subject to United Nations sanctions.

Balance Sheet

Years ended September 30	2006	2005
	$M	$M
Assets
Liquid assets & due from other financial institutions	24,684	17,949
Trading securities and available-for-sale assets	19,832	16,327
Derivative financial assets	9,164	6,511
Net loans and advances	255,410	232,490
Customers’ liability for acceptances	13,435	13,449
All other assets	13,246	14,159
Total Assets	335,771	300,885
Liabilities
Due to other financial institutions	14,118	12,027
Deposits and other borrowings	204,794	190,322
Derivative financial liabilities	8,753	7,006
Liability for acceptances	13,435	13,449
Creditors and other liabilities	10,679	7,618
Bonds, notes and loan capital	61,176	48,210
All other liabilities	2,910	2,715
Total Liabilities	315,865	281,347
Net Assets	19,906	19,538

Liquid Assets & Due From Other Financial Institutions

Liquid assets increased $3.4 billion (29%) from $11.6 billion for year ended September 30, 2005 to $15.0 billion for year ended September 30, 2006.  Australia increased $3.7 billion from customer-related repurchase agreement activity in Institutional and increased liquidity in Group Treasury.  Overseas Markets decreased $0.6 billion due to a switch from bank certificates of deposit to more attractive available-for-sale assets in the United Kingdom.

Due from other financial institutions increased $3.3 billion (52%) from $6.4 billion for year ended September 30, 2005 to $9.7 billion for year ended September 30, 2006 due mainly to an increase in volumes of interbank lending in Australian Treasury, Singapore and New Zealand partially offset by a decrease in United Kingdom.

Trading and Available-For-Sale Assets

Trading securities volumes increased $2.9 billion (46%) from $6.3 billion for year ended September 30, 2005 to $9.2 billion for year ended September 30, 2006 due largely to a strategic decision in Institutional to be more competitive in the Debt Capital Markets with greater focus on supporting customer issuance and investment needs.

Available-for-sale assets include assets previously classified as investment securities (under AGAAP) and loans and advances and other assets that are available-for-sale.  These assets are measured at fair value.  Available-for-sale asset volumes increased $0.6 billion to $10.6 billion for year ended September 30, 2006 due to the reclassification of $1.1 billion assets from net loans and advances and other assets on October 1, 2005 on adoption of AIFRS and an increase in available-for-sale loans in Institutional Australia.  This is partially offset by a decrease in Corporate and Structured Finance following the de-consolidation of two special purpose vehicles.

Derivative Financial Assets

Derivative assets increased $2.7 billion from $6.5 billion for year ended September 30, 2005 to $9.2 billion for year ended September 30, 2006 driven principally by increased volatility in exchange rates, notably the significant depreciation in the NZD during the year and increased trading activity.

Net Loans, Advances and Acceptances

Net loans and advances increased $22.9 billion (10%) from $232.5 billion for year ended September 30, 2005 to $255.4 billion in the fixed year to September 30, 2006.  Excluding the impact of exchange rate movements (-$2.1 billion) and the impact of adopting AIFRS (-$1.5 billion, resulting from changes in credit provisioning and the reclassification to available-for-sale), the increase was $26.5 billion (12%).

Growth in Australia was $17.1 billion (11%) from $160.1 billion for year ended September 30, 2005 to $177.2 billion for year ended September 30, 2006.  After adjusting 2005 to a fully comparable AIFRS basis, growth was $18.1 billion (11%):

•      Personal increased as a result of growth in housing loans.  Consumer Finance increased, reflecting the success of the low rate MasterCard product.  Esanda increased, with solid new business writings partly offset by the natural run-off of assets.  Investment and Insurance Products grew (due to growth in margin lending volumes and uptake of new products) and Regional & Rural Banking grew.

•      Institutional increased largely in Debt Products Group, with growth, driven by increased demand for funding of mergers and acquisition activity.  Business Banking increased driven by continued business momentum and Corporate Banking grew with growth in asset finance products and variable rate term lending.  Corporate and Structured Financing increased (due to increased project finance and structured debt activity) and volumes in Trade and Transaction Services increased as a result of growth in overdrafts.

New Zealand grew by $4.7 billion (7%) from $63.6 billion for year ended September 30, 2005 to $68.3 billion for year ended September 30, 2006.  However, after excluding the impact of exchange rates and impact of adopting AIFRS, growth was $7.3 billion (12%), with increases in NBNZ Retail, ANZ Retail, Rural Banking and Corporate & Commercial Banking.

Overseas Markets grew in Asia and Pacific.

All Other Assets

Other assets reduced $1.0 billion due mainly to lower assets awaiting settlement in New Zealand.

Due to Other Financial Institutions

Due to other financial institutions increased $2.1 billion (18%) from $12.0 billion for year ended September 30, 2005 to $14.1 billion for year ended September 30, 2006.  Australia increased $3.3 billion principally in the Markets business in Institutional with increased interbank repurchase agreement activity, partly offset by decreases in New Zealand and United Kingdom.

Deposits and Other Borrowings

Deposits and other borrowings increased $14.5 billion (8%) from $190.3 billion for year ended September 30, 2005 to $204.8 billion as for year ended September 30, 2006.  Excluding the impact of exchange rate movement, the increase was $16.1 billion.  After adjusting for exchange rate movements, Australia increased $9.3 billion (8%), largely as a result of increases in the following businesses:

•      Institutional increased $4.1 billion (11%), with increased deposits in Debt and Transaction Services ($4.0 billion) following the Balance Sheet Collateralized Loan Obligation issuance ($2.2 billion) and growth in current accounts, Institutional & Corporate Relationships ($1.7 billion) and Markets ($0.7 billion), partly offset by a reduction in deposits in Corporate and Structured Financing ($2.3 billion).

•      Personal increased $6.3 billion (11%) mainly due to the growth in cash management account products and term deposit balances (in both Banking Products ($4.3 billion) and Rural & Small Business Banking ($0.8 billion)), and increased issuance of commercial paper to meet funding requirements in Esanda ($0.8 billion).

•      Treasury reduced $1.1 billion, largely due to a reduced requirement for short term domestic funding.

New Zealand increased $2.8 billion (5%), largely in Institutional ($4.4 billion) and Retail ($2.2 billion) following growth in current accounts bearing interest and term deposits.  This is partially offset by a reduction in Treasury ($3.8 billion) where a switch has occurred from short term commercial paper and certificates of deposit to the longer term issuance of EMTNs.

Overseas Markets increased by $4.0 billion largely due to increased term deposits in Asia ($1.6 billion) and increased certificates of deposit in America ($1.5 billion) and United Kingdom ($0.4 billion).

Derivative Financial Liabilities

Derivative liabilities increase (principally the significant movement in NZD during the year) and increased trading activities.

Creditors and Other Liabilities

Payables and other liabilities increased $3.1 billion (40%) from $7.6 billion for year ended September 30, 2005 to $10.7 billion as for year ended September 30, 2006, with an increase in securities lending volumes in Institutional and an increase in liabilities awaiting settlement in Treasury.

Bonds, Notes and Loan Capital

Bonds and notes increased $11.0 billion (28%) from $39.1 billion for year ended September 30, 2005 to $50.1 billion as for year ended September 30, 2006.  Excluding exchange rate movements, bonds and notes increased by $7.1 billion (22%) in Australia and $4.1 billion (68%) in New Zealand, in response to increased term funding requirements.

Loan capital increased $2.0 billion (22%) from $9.1 billion for year ended September 30, 2006 to $11.1 billion as for year ended September 30, 2006 in response to term funding requirements and the reclassification of ANZ StEPS ($1.0 billion) from equity to debt on adoption of AIFRS on October 1, 2005.

Capital Resources

ANZ aims to manage its capital base in accordance with the following key objectives and policies:

•      Capital levels are commensurate with the risk in the business;

•      Capital levels are consistent with ANZ maintaining its preferred credit rating category of AA;

•      Capital levels are maintained in accordance with Australian Prudential Regulation Authority’s (APRA) prudential requirements;

•      Capital is managed in a stable and prudent manner to maximize shareholder returns; and

•      A well-diversified capital investor base is maintained.

These objectives were achieved during the 2006 financial year through: regular measurement and modeling of ANZ’s capital base (both under existing conditions and different scenarios) to ensure that ANZ maintains capital levels in excess of the required capital calculated under models which quantify the economic risks of the business; periodic contact with the APRA and the Rating Agencies (i.e. Standard & Poors and Moodys), to discuss ANZ’s capital levels against current minimum requirements and aiming to issue capital instruments to a wide variety of investor classes across multiple jurisdictions.

ANZ uses the Adjusted Common Equity (ACE) ratio as its principal capital management ratio measure. The ACE ratio is defined as ACE capital (Tier 1 capital less the aggregate of Hybrid Tier 1 capital (at current FX rates), total capital deductions and APRA transitional relief) as a percentage of risk-weighted assets. ACE is supplemented with Hybrid Tier 1 capital and Tier 2 subordinated debt issuances to meet the APRA prudential requirements.  ANZ has a target range of 4.0% to 4.75% for the ACE ratio and generally undertakes capital management initiatives (e.g. issue or repurchase ordinary shares), when the ratio approaches or exceeds either end of the target.

Based upon current profitability, dividend payout ratio and participation rates in the respective share issuance plans, ANZ generates sufficient ACE each year to fund organic growth of ANZ’s balance sheet and minor strategic acquisitions. ACE required to fund major strategic transactions would be through issuances of ordinary shares, either through a private placement or a public issue depending upon the size of the funding required. ANZ has a presence, and access to global markets, through existing Australian, New Zealand, US and European programs or precedents that enable it to issue Tier 1 capital, Tier 2 capital and senior debt into these markets.

Throughout the 2006 and 2005 financial years, ANZ maintained compliance with the minimum Tier 1 and Total Capital requirements set by APRA as well as applicable capitalisation rates set by local regulators in countries where ANZ operates branches and subsidiaries.

Capital Management

Years ended September 30	2006	2005
	$M	$M
Shareholders’ equity (including outside equity interests)	19,906	19,538
Loan capital (subordinated debt)	11,126	9,137
Total	31,032	28,675
Liabilities excluding loan capital	304,739	272,210
Total assets	335,771	300,885
Risk weighted assets	240,219	219,573
Tier 1 capital	16,357	15,157
Tier 2 capital	10,123	8,574
Deductions	(1,073)	(784)
Total qualifying capital	25,407	22,947
	%	%
Tier 1 capital ratio	6.8	6.9
Tier 2 capital ratio	4.2	3.9
Deductions	(0.4)	(0.3)
Total capital adequacy ratio	10.6	10.5
Adjusted common equity (“ACE”) (1)	4.7	5.1

(1)            Tier 1 capital, less Hybrid Tier 1 capital (converted at balance date rates), less deductions less Tier 1 transitional AIFRS capital relief.

The ACE ratio at 4.7% remained at the upper end of ANZ’s targeted capital range.  During the fiscal year ended September 30, 2006, the ACE ratio declined 39 basis points, principally due to:

•             New/additional capital deductions of $716 million from adopting AIFRS and APRA’s amendments to the prudential standards on July 1, 2006 (-33 basis points);

•             Net profits after preference share dividends of $3.7 billion (+167 basis points);

•             Ordinary share dividend payments and commitments (net of ordinary share issuance under the Bonus Option Plan and Dividend Reinvestment Plan) of $2.1 billion (-95 basis points);

•             Increase in risk weighted assets, excluding the impact of exchange rate movements (-47 basis points);

•             Increase in investment/profit retention in funds management businesses and associates (-20 basis points), principally due to capital injections into PT Panin Bank Indonesia TBK and Tianjin City Commercial Bank Limited, and profit retention within ING joint ventures;

•             Buy-back of ordinary equity of $146 million (-7 basis points); and

•             Other (-4 basis points), which includes exchange rate movements (principally due to a weaker NZ dollar), increase in defined pension liabilities, 1st loss facility for Collateralized Loan Obligation (CLO); this is offset by share issuances to staff and option conversions.

As the new/additional capital deduction from adopting AIFRS and APRA’s amendments to the prudential standards on July 1, 2006, flowed through to ACE capital, yet did not reflect a change in the underlying economic risk profile of ANZ, the Group revised its ACE capital target down to 4.00% to 4.75%, from 4.50% to 5.00% in October 2006. The range was expanded to 75 basis points to allow for short-term flexibility (e.g. due to increased volatility as a result of reporting under AIFRS).

Tier 1 capital ratio declined 9 basis points from 6.90% to 6.81%, due to the movement in ACE capital (discussed above), with the exceptions being:

•             The new/additional capital deductions of $716 million were offset by transitional Tier 1 relief of the same amount (+33 basis points), which expires January 2008;

•             Increase in risk weighted assets, excluding the impact of exchange rate movements (-69 basis points);

•             Lower deductions for funds management businesses and associates (+10 basis points), due to part of capital outlays representing net tangible assets in the businesses acquired (and hence being a total capital deduction rather than a Tier 1 deduction);

•             Lower adverse impact for exchange rate movements, due to the impact of the stronger US$ on the value of Hybrid Tier 1 capital.

The Group commenced an on-market buy-back of $350 million of ordinary equity on January 10, 2006.  The buy-back period was extended to March 30, 2006, and was completed on March 14, 2006.  In the period to September 30, 2006, the Group repurchased approximately 6.1 million shares (2005: 9.6 million) at an average cost of approximately A$24.02 per share (2005: $21.15 per share) for a total of approximately $146 million (2005: $204 million).

	Total Number	Average	Total number of Shares	Approximate Dollar Value
	of	Price	Purchased as Part of	of Shares that May Yet
	Shares	Paid per	Publicly Announced	Be Purchased Under
Period	Purchased	Share (A$)	Plans or Programs	the Plans or Programs (A$)
October 2005	—	N/A	—	146,345,149
November 2005	1,750,841	23.47	1,750,841	105,257,148
December 2005	2,126,971	23.52	2,126,971	55,237,163
January 2006	646,696	24.28	646,696	39,537,935
February 2006	920,341	24.74	920,341	16,764,891
March 2006	647,237	25.86	647,237	—
April 2006	—	N/A	—	—
May 2006	—	N/A	—	—
June 2006	—	N/A	—	—
July 2006	—	N/A	—	—
August 2006	—	N/A	—	—
September 2006	—	N/A	—	—
Total	6,092,086		6,092,086	$0

Details of the Group’s off balance sheet arrangements are detailed in Notes 44 and 45 of the Financial Report.

Commitments

The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.  Contingent rentals are not included in lease rental commitments, are not provided for due to their immateriality and therefore are expensed as incurred.

The table below shows total commitments for the two year period ended September 30, 2006.

Years ended September 30	2006	2005
	$M	$M
Capital expenditure
Contracts for outstanding capital expenditure
No later than 1 year	55	80
Later than 1 year but not later than 5 years	—	—
Total capital expenditure commitments	55	80
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	227	205
Later than 1 year but not later than 5 years	567	547
Later than 5 years	433	431
Total land and building lease rental commitments	1,227	1,183
Furniture and equipment
Not later than 1 year	24	17
Later than 1 year but not later than 5 years	19	17
Later than 5 years	1	—
Total furniture and equipment lease rental commitments	44	34
Total lease rental commitments	1,271	1,217
Total commitments	1,326	1,297

Credit Related Commitments

The credit risk of the following facilities may be less than the contract amount, however, the credit risk has been taken to be the contract amount.

	2006	2005
	$M	$M
Undrawn facilities	98,554	87,319

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

The credit risk of these facilities may be less than the contract amount, however, the credit risk has been taken to be the contract amount.

Table of Contingent Liabilities

Years ended September 30	2006	2005
	$M	$M
Guarantees	4,690	4,878
Standby letters of credit	1,468	1,446
Bill endorsements	100	125
Documentary letter of credit	3,078	3,015
Performance related contingents	11,710	10,160
Other	1,009	1,433
Total contingent liabilities	22,055	21,057

Contractual Obligations

Years ended September 30	Total	Less than 1 year	1—3 years	3—5 years	More than 5 years
	$M	$M	$M	$M	$M
Long term wholesale debt (1)	67,085	6,607	27,517	23,063	9,898
Capital lease obligations	—	—	—	—	—
Operating leases	1,271	251	259	327	434
Unconditional purchase obligations	—	—	—	—	—
Other long—term obligations	—	—	—	—	—
Total contractual cash obligations	68,356	6,858	27,776	23,390	10,332

(1)   Long term wholesale debt excludes:

•           Hybrid Loan Capital

•           Euro Trust Securities

Customer Financings

Customer Financings through redeemable preference shares are undertaken as part of in-house debt/equity hybrid capability-making investments in small medium enterprise (SMEs) customers.  Redeemable preference shares take the form of convertible redeemable preference notes, with an equity conversion right in the event of an IPO, trade sale or other specified trigger event.

Although legally described as preference shares, advances to customers using this product meet the definition of financial assets under Australian GAAP, and therefore would be recorded as part of net loans and advances or investments if appropriate.  Income received on these products, consistent with their recognition as assets, would be recorded as part of interest income.  Our policies for management of lending in the form of redeemable preference shares are consistent with our policies for general lending of similar amounts to similar clients.

Liquidity Resources

The core objective of the Group’s liquidity management framework and processes is to ensure that the Group has sufficient liquidity to meet its obligations as they fall due across a wide range of operating circumstances.

The key principles of ANZ’s liquidity management framework are:

•             A diverse retail and wholesale funding base, avoiding undue concentrations of funding maturity, source and currency.

•             Strong standing in financial markets to ensure timely access to wholesale funding by minimizing the possibility of adverse market sentiment. The Group has established issuance programs: domestic debt, US and Euro commercial paper and US and Euro medium term note.

•             Holding an appropriate level of readily liquefiable assets to buffer the Group against short-term adverse conditions, in addition to the level of liquid assets required to support normal daily operations.

•             Accurate and timely identification of all material sources and uses of funds, together with a strong understanding of the business’s underlying cash flows.

•             Monitoring and appropriate management of cash flow concentrations, particularly wholesale funding maturities and large-value net payments.

•             The Group has contingency plans in the event of a liquidity crisis.

•             Liquidity scenario analysis under a variety of normal and stressed business conditions.

The earnings of the Group are not its primary source of liquidity, which is customer deposits and wholesale primary markets. Accordingly, restrictions on the repatriation of earnings from offshore subsidiaries, back to the parent, would not materially affect the Group’s liquidity. A number of our subsidiaries are domiciled in foreign jurisdictions and are controlled by local regulators; as such, repatriation of earnings from such entities is subject to local regulatory approval.  Approval can be expected to be granted during normal business conditions subject to compliance with local capital and liquidity regulations. We are not currently aware of any restrictions on our ability to repatriate earnings.

Wholesale Funding

ANZ is funded from retail or customer deposits, and wholesale deposits and debt.  The proportion of liabilities sourced from customer deposits was unchanged at 58% for the year ended September 30, 2006 from September 30, 2005. And the level of wholesale debt outstanding increased from $118 billion as of September 2005 to $133 billion as of September 2006. This funding is both short-term (less than 1 year duration) and long—term (issues with an initial term greater than 1 year) from global wholesale financial markets.

The short-term wholesale funding requirements are raised and managed through the Group’s Global Treasury and Markets operations.  Long-term wholesale debt funding is managed and executed through its Treasury operations in Australia and New Zealand. These Treasury operations had $67 billion of term wholesale funding outstanding for year ended September 30, 2006, up from $55 billion for year ended September 2005. The portfolio is well diversified by type of product, currency of issue and investor base. In the 2006 financial year, the Treasury operations issued approximately $23 billion of new term wholesale debt through 149 transactions with a weighted average term to maturity of approximately 3.6 years.

Within the wholesale funding and liquidity management framework, both maturity concentration limits and geographic diversification limits have been established. Also, any funding instrument used must be on the approved products list.  All foreign currency borrowings are hedged back into either A$, US$ or NZ$, and fixed rate borrowings are hedged back into an equivalent floating rate, via use the use of cross currency and interest rate swaps respectively.

Liquidity and funding metrics are applied to measure the proportion of the Group’s external assets, which are funded by either:

•             customer funding, equity, term wholesale debt and loan capital; and

•             customer funding, equity and loan capital.

A combination of contractual and modelled information is used to categorise the balance sheet into core and non-core liabilities, according to liquidity characteristics. These metrics recognize that term wholesale debt has favorable liquidity characteristics, thereby assisting to reduce any adverse impact or volatility caused by short—term funding; and also assist in monitoring the impact of deposit-gathering strategies.

Maturity Profile of Funding

As at September 30, 2006	Senior	Subordinated (1)	Total
	$M	$M	$M
1 year	6,607	—	6,607
2 years	16,380	22	16,402
3 years	11,009	106	11,115
4 years	10,343	400	10,743
5 years	12,320	—	12,320
> 5 years	1,771	8,127	9,898
	58,430	8,655	67,085

(1) Excludes Hybrid Loan Capital and Euro Trust Securities

Liquidity Portfolio

ANZ holds a portfolio of cash and high quality (A-rated and higher), diversified, highly liquid securities to support payment obligations and contingent funding in the event of a market disruption. The portfolio is managed on a global basis through the Group’s major funding centers in Melbourne, New York, London, and Wellington. The level of readily liquefiable assets held in portfolio to minimize the impact of any liquidity disruption was $11 billion for year ended September 30, 2006. The currency composition of the portfolio is outlined in the table below.

AUD	Total
$M
AUD	4,811
NZD	2,591
USD	2,829
EUR	202
GBP	535
10,968

Supplementary Financial Information

Group Risk Profile

ANZ uses a two–dimensional risk grading system, which measures both the customer’s ability to repay (probability of default) and the loss in the event of default (a factor of the security taken to support the facilities).  ANZ uses financial and statistical tools to assist in the risk grading of the Bank’s customers.  Customer’s risk grading are reviewed periodically (typically at least annually for large customers) to ensure the risk grade reflects the credit risk of the customer and the prevailing economic conditions.  Similarly, the performance of the risk grading tools used in the risk grading process are reviewed regularly to ensure they remain statistically valid and reflect current loss experiences.

To measure the probability of default, ANZ applies a risk grading scale of 0 to 10 to its lending – with ratings 0 through 8 representing productive ratings and ratings of 9 and 10 representing impaired assets.  The Institutional Division risk grades of 1 to 8 have + and – modifiers, making a total of 27 separate risk grades.  In the Personal Division some lending is portfolio graded.

To measure the loss in the event of default, a scale ranging from A to G is applied.  Security Indicator A represents more than 130% security coverage, while Security Indicator G is applied to unsecured customer borrowings.  The Institutional Division has four additional security indicators: K – Cash Cover, M – Mezzanine, S – Sovereign and I – Intragroup.

The table below shows the ANZ portfolio by risk grade as for year ended September 30, 2006.  Outstandings (as opposed to limits) are documented, as they more closely relate to information disclosed in the balance sheet.  Over the 2006 year, the quality of the portfolio has improved, with the percentage of lending assets risk graded 7 – 10 decreasing as a percentage of the total portfolio and the percentage of accounts risk graded 0 – 4 increasing.

Years ended September 30			2006	2005
ANZ	S&P	Moody’s
CCR 0—3	AAA to BBB+	Aaa to Baa2	10.4%	11.5%
CCR 4	BBB-	Baa3	59.2%	57.7%
CCR 5	BB+ to BB	Ba1 to Ba2	16.0%	16.8%
CCR 6	BB-	Ba3	12.6%	12.1%
CCR 7—8	B+ to CCC	B1 to Caa	1.6%	1.6%
CCR 9—10	D/Non Accrual	Non Accrual	0.2%	0.3%

Loan Quality

ANZ’s policy relating to the recognition and measurement of impaired assets conforms with APRA’s guidelines.

Loans are classified as either performing or impaired.  Impaired assets are on and off balance sheet facilities where there is doubt as to whether the full contractual amount (including interest) will be received.

Impaired Loans

Gross impaired loans (Impaired On Balance Sheet Facilities) increased to $661 million, up from $642 million as at September 30, 2005.  This increase was primarily driven by two large accounts in the Institutional Division becoming impaired during the first half of 2006, partially offset by lower impaired loans in New Zealand and strong asset realizations and write–offs in the non–continuing businesses.

The default rate (new impaired loans/average gross lending assets) has increased by 1 basis point since September 2005 to 42 basis points.  ANZ’s individual provision for credit impairment coverage ratio was 42% as for year ended September 30, 2006.  Net impaired loans are $382 million (September 2005: $386 million) and represents 1.9% of shareholders’ equity for year ended September 2006.

As at September 30,	2006	2005
	$M	$M
Gross impaired loans	661	642
Subject to specific provision for credit impairment	633	511
Without specific provision for credit impairment	28	131

Gross Impaired Loans by Region As at September 30,	2006	2005
	$M	$M
Australia/New Zealand	639	549
US/UK Europe	3	42
Asia	8	11
Other international	11	40
Total	661	642

New Impaired Loans by Region As at September 30,	2006	2005
	$M	$M
Australia/New Zealand	1,050	867
US/UK Europe	—	55
Asia	24	21
Other international	10	20
Total	1,084	963

Years ended September 30	2006	2005	2004	2003	2002
	$M	$M	$M	$M	$M
Gross impaired loans subject to specific provision
Australia	488	273	339	502	445
New Zealand	126	191	109	17	30
Overseas markets	19	47	266	394	597
Total	633	511	714	913	1,072
Individual provision for credit impairment	(279)	(256)	(378)	(482)	(575)
Net exposure	354	255	336	431	497
Gross impaired loans not subject to specific provision
Australia	19	82	82	20	78
New Zealand	6	3	6	5	7
Overseas markets	3	46	27	69	46
	28	131	115	94	131
Net impaired loans (1)	382	386	451	525	628
Gross impaired loans
Australia	507	355	421	522	523
New Zealand	132	194	115	22	37
Overseas markets	22	93	293	463	643
Total	661	642	829	1,007	1,203
Individual provision for credit impairment	(279)	(256)	(378)	(482)	(575)
Net impaired loans (1)	382	386	451	525	628
Ratio of individual provision for credit impairment to gross impaired loans	42.2%	39.9%	45.6%	47.9%	47.8%

(1)            Excluding off-balance sheet commitments that have been classified as unproductive of $30 million (2005: $26 million, 2004: $23 million, 2003: $37 million and 2002: $44 million) net of a provision of $7 million (2005: $17 million, 2004: $6 million, 2003: $2 million and 2002: $10 million).

Accruing Loans – Past Due 90 Days or More

Set out below are loans which are past due by over 90 days.  A facility is past due when a contracted payment (principal or interest) has not been met or the facility is outside of contractual arrangements (e.g. an overdraft is over its limit).  This category comprises accrual loans that are past due 90 days or more and that are well secured, or loans that are past due 90 days or more and are portfolio managed (typically unsecured personal loans and credit cards) that can be held on an accrual basis for up to 180 days.

Years ended September 30	2006	2005
	$M	$M
Australia	406	282
New Zealand	75	66
Overseas markets	18	33
Total past due loans	499	381

Restructured Loans

Set out below are loans where the original contractual terms have been modified to provide concessions of interest, or principal, or other payments due, or for an extension in maturity for a non-commercial period for reasons related to the financial difficulties of the customer.  For these loans, interest and fees earned are recognized as income on an accrual basis.

Years ended September 30	2006	2005
	$M	$M
Australia	—	28
New Zealand	—	—
Overseas markets	—	—
Total restructured loans	—	28
Other potential problem loans	—	—

Other Potential Problem Loans

ANZ do not use the category “potential problem loans” for loans that continue to accrue interest.  ANZ’s risk grading systems identify customers that attract a higher probability of default and where necessary these customers receive specialist management attention.

Interest and Other Income not recognized on Impaired Loans

The following table shows the estimated amount of interest and other income not recognized, net of interest recoveries and unwind of discount, on average impaired financial assets during the period.

Years ended September 30	2006	2005
	$M	$M
Gross interest and other income receivable on impaired loans, restructured loans and unproductive facilities
Australia	34	26
New Zealand	13	9
Overseas markets	7	16
Total gross interest and other income receivable on impaired loans, restructured loans and unproductive facilites	54	51
Interest recognized (1)
Australia	(20)	(10)
New Zealand	(6)	(5)
Overseas markets	—	(10)
Total interest recognized	(26)	(25)
Net interest and other income not recognized
Australia	14	16
New Zealand	7	4
Overseas markets	7	6
Total net interest and other income not recognized	28	26

(1)         The impairment loss on an impaired loan is calculated as the difference between the asset’s carrying amount and the estimated future cash flows discounted to their present value.  As the discount unwinds during the period it is recognized as interest income.  The comparatives do not reflect this change and represent interest and other income received.

Provision for Credit Impairment

The provision for credit impairment represents management’s best estimate of the losses incurred in the loan portfolio at balance date based on its experienced judgement.

Credit exposures including loans and advances and off-balance sheet items, such as commitments and guarantees, are reviewed at least at each reporting date for impairment.  Exposures are impaired and impairment losses are recorded if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that a loss event or events has (or have) had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans that can be reliably estimated.

ANZ’s methodology for determining the total provision for credit impairment establishes both an individual component for assets that are individually significant (or on a portfolio basis for small value loans) and a collective component for those exposures not individually known to be impaired.  The individual provision represents the results of analysis of individual loans within ANZ’s portfolio.  ANZ regularly reviews its loan portfolios and monitors adherence to terms, conditions and lending covenants.  The reviews undertaken employ a variety of statistical measures and experienced judgement to determine the continuing collectability of credit facilities.  When doubt arises as to the collectability of a credit facility, the exposure is classified and reported as individually impaired and an “Individual Provision” is allocated against it.

The collective provision is estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool.  In order to reduce any differences between loss estimates and actual loss experience, the historical loss experience is reviewed and may be adjusted based on current observable data and events and an assessment of the impact of model deficiencies.

The collective provision is regularly reviewed to ensure it is adequate, having regard to the loss rate and term of the portfolio. The provision for credit impairment is determined from analysis of both individual loan and portfolio risk gradings, associated default and loss expectancy rates and an assessment of the emergence period for incurred losses.

The changes in adoption of AIFRS have resulted in a reduction in the collective provision for credit impairment of $288 million.  This reduction is largely attributable to:

•             the application of a defined emergence period for estimating all incurred losses assessed on a collective basis.  Under previous Australian GAAP, incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.  The emergence period results in a more accurate estimate of incurred losses; and

•             the adoption of behavioral scoring, product application scores and flow rate analysis to assign probabilities of default and loss given default to customer accounts, based on observed customer behaviors.  Under previous Australian GAAP, the provision for credit impairment in the credit card portfolio was based on a lagged loss approach.

Further information in respect of the Group’s provision for credit impairment methodology under AIFRS and the associated assumptions is provided in the Critical Estimates and Judgements in Applying Accounting Policies section (refer to page 73).

Years ended September 30	2006	2005
	$M	$M
Individual provision for credit impairments
Australia	218	160
New Zealand	52	90
Principal domestic markets	270	250
Overseas markets	16	23
Total individual provision for credit impairment	286	273
Collective provision for credit impairment	1,940	2,167
Total provision for credit impairment	2,226	2,440
Collective provision for credit impairment
Balance at start of period	2,167	1,992
Adjustment due to adoption of accounting standard AASB 139	(288)	—
Increase/(decrease) of provisions	—	(13)
Adjustment for exchange rate fluctuations	(8)	(35)
Charge to income statement	69	580
Transfer to specific provision for credit impairments	—	(471)
Recoveries	—	114
	1,940	2,167
Individual provisions for credit impairment
Balance at start of period	273	384
Adjustment due to adoption of accounting standard AASB 139	(1)	—
Increase of provisions	338	—
Adjustment for exchange rate fluctuations	(4)	(11)
Discount unwind	(26)	—
Bad debts written off	(421)	(571)
Recoveries	127	—
Transfer from general provisions for credit impairment	—	471
	286	273
Total provisions for credit impairment	2,226	2,440

Provision movement analysis
New and increased provisions for credit impairment
Australia	508	378
New Zealand	81	146
United Kingdom	1	45
United States	—	1
Other overseas markets	28	34
	618	604
Provision for credit impairment releases	(153)	(133)
	465	471
Recoveries of amounts previously written off	(127)	(114)
Net individual provision for credit impairment	338	357
Net credit to collective provision for credit impairment	69	223
Charge to income statement	407	580

The following table shows ANZ’s individual provision for credit impairment against loans by geographic region in addition to individual provisions against off balance sheet commitments and ANZ’s collective provision for credit impairments for current and prior year ended September 30.

Years ended September 30	2006	2005
	$M	$M
Individual provision for credit impairment
Australia	212	153
New Zealand	52	83
Overseas markets	15	20
Provisions against credit impairment	279	256
Provisions against off—balance sheet commitments	7	17
Total individual provisions	286	273
Collective provisions for credit impairment	1,940	2,167
Total provision for credit impairment	2,226	2,440

Provision for Credit Impairment—Industry Analysis

See Note 5 of the Financial Information section of the Financial Report for details.

Concentrations of Credit Risk / Loans and Advances by Industry Category

See Note 35 in the Notes to the Financial Statements section of the Financial Report for details.

Although ANZ’s loan portfolio is spread across many countries, 71% of net loans and advances are booked in Australia (September 30, 2005: 70%) and 26% are booked in New Zealand (September 30, 2005: 26%).  The inherent risk characteristics of ANZ’s loan portfolio are therefore very much linked to general economic conditions in Australia and New Zealand, where the portfolio is diversified across different regions, industries, customer types and products.

As at September 30, 2006, ANZ’s largest credit exposure in Australia was in the category “Real estate—mortgage” (56%) which includes consumer lending secured by a mortgage.  Over the year, strong growth was recorded in ANZ’s Mortgages Australia portfolio (12%) with growth in the portfolio continuing to benefit from the strong Australian housing market, coupled with competitive products and distribution networks.

As at September 30, 2006, 9% of ANZ’s Australian gross loans and advances were in the category “Personal”, which covers all consumer lending except for lease finance facilities and those facilities secured by a mortgage.

ANZ’s largest overseas credit exposure is to “Real estate – mortgage”, where the majority of the exposure and associated growth is in New Zealand.  This category’s share of ANZ’s overseas gross loans and advances was 48% in the fiscal year ended September 30, 2006.

ANZ’s credit practices coupled with strong economic conditions in both Australia and New Zealand have ensured that ANZ’s consumer delinquency and loss rates have remained at low levels.  ANZ’s risk policies remain firmly based on principles of sound risk–return, loan–to–value ratios, conservative debt servicing capacity and the avoidance of speculative lending.  Although economic conditions in both Australia and New Zealand remain sound and current credit losses are at unprecedented low levels, the combination of a very low credit loss base, maturity of strong recent credit growth and implementation of strategic risk/return strategies, ANZ will likely see credit losses modestly increase in the near term.

Average Deposits

Details of our average deposits and balances due from other banks for each of the past two fiscal years is provided in the Average Balance Sheet analysis in Note 33 to the Financial Report.

Certificates of Deposit and Other Time Deposit Maturities

See Note 2 of the Financial Information section to the Financial Report for details.

Short Term Borrowings

See Note 6 of the Financial Information section to the Financial Report for details.

Volume and Rate Analysis

See Note 3 of the Financial Information section to the Financial Report for details.

Accounting Developments

The Group has elected to early adopt the following accounting standards and amendments:

•             AASB 119: ‘Employee Benefits’ (December 2004).

•             AASB 2004-3: ‘Amendments to Australian Accounting Standards’ (December 2004) amending AASB 1: ‘First-time adoption of Australian Equivalents to International Financial Reporting Standards’, AASB 101: ‘Presentation of Financial Statements’ and AASB 124: ‘Related Party Disclosures’.

•             AASB 2005-3: ‘Amendment to Australian Accounting Standards’ (June 2005) amending AASB 119: ‘Employee Benefits’ (December 2004).

•             AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139: ‘Financial Instruments: Recognition and Measurement’, AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 1: ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ (July 2004), AASB 1023: ‘General Insurance Contracts’ and AASB 1038: ‘Life Insurance Contracts’.

The following standards and amendments were available for early adoption but have not been applied by the Group in these financial statements:

•             AASB 7: ‘Financial Instruments: Disclosure’. AASB 7 is applicable for annual reporting periods beginning on or after January 1, 2007.

•             AASB 2005-1: ‘Amendments to Australian Accounting Standards’ (May 2005) amending AASB 139. AASB 2005-1 is applicable for annual reporting periods beginning on or after January 1, 2006.

•             AASB 2005-9: ‘Amendments to Australian Accounting Standards’ (September 2005) is applicable for annual reporting periods beginning on or after January 1, 2006.

•             AASB 2005-10: ‘Amendments to Australian Accounting Standards’ (September 2005) makes consequential amendments to AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 101: ‘Presentation of Financial Statements’, AASB 114: ‘Segment Reporting’, AASB 117: ‘Leases’, AASB 133: ‘Earnings per Share’, AASB 139 ‘Financial Instruments: Recognition and Measurement’, AASB 1: ‘First-time adoption of Australian Equivalents to International Financial Reporting Standards’, AASB 4: ‘Insurance Contracts’, AASB 1023: ‘General Insurance Contracts’ and AASB 1038: ‘Life Insurance Contracts’ arising from the release of AASB 7: ‘Financial Instruments: Disclosure’. AASB 2005-10 is applicable for annual reporting periods beginning on or after January 1, 2007.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the Group as the standard and the amendment are only concerned with disclosures. AASB 7 requires the disclosure of the significance of financial instruments on an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. AASB 2005- 10 amendments arise from the release of AASB 7 and are only applicable when an entity adopts AASB 7.

AASB 2005-1 permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements.

As a result of the amendments introduced by AASB 2005-1, the Group can no longer designate NZD denominated revenues of its New Zealand subsidiary as hedged items. The realized gains on the hedges of future years’ revenues of approximately $141 million (net of tax) are included in the hedging reserve in equity at September 30, 2006. In line with AIFRS requirements, these gains (which would have otherwise been transferred to the income statement in future years as the hedged transactions occurred) were transferred directly to retained earnings at October 1, 2006.  The hedge relationship was not recognized under US GAAP for the year ended September 30, 2005 or September 30, 2006.

The initial application of AASB 2005-9 may have an impact on the financial results of the Company and the Group as the amendment may result in liabilities being recognized for financial guarantee contracts that have been provided by the Company and the Group. However, the quantification of the impact is not yet known or reasonably estimable. An exercise to quantify the financial impact is currently being undertaken by the Company and the Group.

All AIFRS accounting standards were required to be applied for accounting periods beginning on or after January 1, 2005.  For ANZ this resulted in a date of adoption of October 1, 2005.  Under AASB 1 there was also a requirement to restate prior year comparatives in accordance with AIFRS standards.  However, AASB 1 included an exemption for the restatement of prior year comparatives in relation to AASB 4, AASB 132 and AASB 139.  The provision of comparatives is not the same as early adoption. All AIFRS accounting standards include a requirement that they are not to be applied to annual reporting periods beginning before January 1, 2005, this therefore does not allow for early adoption.

ANZ did not elect to provide prior year comparatives for AASB 4, AASB 132 and AASB 139 in the 2006 statutory results.  This was largely due to the fact that hedging systems were not in place until October 1, 2005.  The hedging requirements in AASB 139 require full documentation and prospective effectiveness testing of all items to be accounted for as a hedge under AASB 139, therefore the adjustments resulting from these hedging requirements from October 1, 2004 were not able to be quantified.  All other adjustments made to meet the requirements of AASB 4, AASB 132 and AASB 139 were quantified and captured in the general ledger from October 1, 2004.  These adjustments, which are referred to as the AIFRS 2005 Adjustments in this Annual Report, have been included in the analysis of comparatives used in the commentary on the 2006 statutory results.  ANZ believes that this provides useful information to investors because it presents our 2005 operating results, is consistent with the way we manage the business and a more comparable base for the users of the financial statements.

Additional information concerning the impact of the transition to AIFRS are set out in Note 51 to the September 30, 2006 Financial Report.

United States GAAP

The following Standards will impact ANZ from October 1, 2006:

•             SFAS 154 Accounting Changes and Error Corrections “FAS 154” was issued in May 2005 and replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle.

Opinion 20 previously required that most voluntary changes in accounting principle be included as a cumulative adjustment to net income in the period of the change to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Group does not expect that adoption of FAS 154 will have a material impact to total shareholders’ equity and net income for US GAAP purposes since the adoption of FAS 154 will contribute to the alignment of International Financial Reporting Standards and US GAAP.

•             SFAS 155 Accounting for Certain Hybrid Financial Instruments (“FAS 155”) was issued in February 2006 and amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

The new Standard permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also requires all entities to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. The impact of application of this FAS 155 has not yet been quantified.

•             SFAS 156 Accounting for Servicing of Financial Assets (“FAS 156”) was issued in March 2006 and amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. This asset or liability must be initially recognized at fair value, if practicable. Subsequently, measurement is permitted via an amortization or fair value method. The impact of application of FAS 156 is not expected to be material to the Group.

•             In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 11 5-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other than-temporary impairments of EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”; carries forward the disclosure requirements included in the EITF 03-01 which have been effective and applied by the Group; supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”; and references existing other-than-temporary impairment guidance including FAS 11 5, “Accounting for Certain Investments in Debt and Equity Securities and SEC Staff Accounting Bulletin Topic 5M, “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities”. The FSP is effective from 1 October, 2006 and is not expected to have a material impact on the Group’s US GAAP equity and net income.

•             In September 2006 the FASB issued SFAS 157 ‘Fair Value Measurements’ which is applicable for financial years beginning after 15 November 2007. The standard is applicable to assets and liabilities required to be measured at fair value by other accounting standards, and requires certain disclosures in respect of these assets and liabilities. It also outlines a framework to apply when determining fair value. The Group will apply the standard from October 1, 2008. It is not expected that the Standard will materially impact fair value measurement.

•             SFAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Post-retirement Plans’ was issued in September 2006. It changes the accounting for defined benefit plans by requiring that gains or losses relating to the plans be recognised in other post-retirement comprehensive income as they arise. The Group will apply SFAS 158 from 1 October 2006. The impact of application of this FAS 158 has not yet been quantified, The FASB staff issue FASB Staff Positions (“FSP”) to provide guidance on the application of the accounting standards and interpretations. The FASB issued FASB Staff Position FIN46R-6 ‘Determining the variability to be considered in applying FASB No.46(R) in April 2006. It addresses the application of FIN46R when determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base their evaluations on an analysis of the VIE’s purpose and design rather than legal form or accounting classification. The Group will apply FSP on FIN 46R from 1 October 2007. We do not expect that the FSP on FIN46R will have a material impact on consolidation of VIEs.

•             In June 2006 the FASB issued Interpretation 48 ‘Accounting for Uncertainty in Income Taxes’, which prescribes recognition and measurement principles for recognising income tax liability and treatment of related expenses including interest and penalties. The standard is required to be applied for periods beginning after 15 December 2006, and the Group will apply it from 1 October 2007. The Group has not yet quantified the impact of this interpretation.

Critical Estimates and Judgements in Applying Accounting Policies

The Group prepares its consolidated financial statements in accordance with policies which are based on Australian Equivalents to International Financial Reporting Standards, other authoritative accounting pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act of 2001.  This involves the Group making estimates and assumptions that affect the reported amounts within the financial statements. Estimates and judgements are continually evaluated and are based on historical factors, including expectations of future events that are believed to be reasonable under the circumstances. All material changes to accounting policies and estimates and the application of these policies and judgements are approved by the Audit Committee of the Board.

A brief explanation of critical estimates and judgements, and their impact on the Group follows:

Provisions for credit impairment

The accounting policy, as explained in Note 1 (xi) to the Financial Report relating to measuring the impairment of loans and advances, requires the Group to assess impairment regularly.

Exposures are impaired and impairment losses are recorded if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that a loss event or events have had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans that can be reliably estimated.

Where impairment exists, a provision for credit impairment is raised (individual and collective) representing management’s best estimate of the losses incurred in the loan portfolio at balance date based on its experienced judgment.

The collective provision is estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool.  The estimate is determined from analysis of both individual loan and portfolio risk grading, associated risk parameters and an assessment of the emergence period for incurred losses.

Historical loss experience is adjusted based on current observable data and events and an assessment of the impact of model deficiencies to reduce any differences between loss estimates and actual loss experience.  In addition, the Group uses its experienced judgment to estimate the amount of an impairment loss.  The use of such judgements and reasonable estimates is considered to be an essential part of the process.

The Group’s loan portfolio is split between homogenous (retail) and non-homogenous (wholesale) loans with a provision for credit impairment being calculated separately for each of these components.

For retail loans (personal lending, credit cards and home loans), the Group applies a statistical methodology to determine the provision for credit impairment.  This uses behavioral scoring, product application scores and flow rate analysis to assign probabilities of default and loss given default to customer accounts based on observed customer behaviors.  Under previous Australian GAAP, the provision for credit impairment in the credit card portfolio was based on a lagged loss approach.  The Group believes that the application of behavioral scoring and product application scoring provides greater precision to the estimates used in the Group’s provision for credit impairment methodology for retail portfolios.  On adoption of AIFRS, the application of these changes resulted in a reduction in the provision for credit impairment in the retail portfolios.

For wholesale loans the Group also applies a statistical methodology to determine the provision for credit impairment.  This is based on the Group’s risk rating framework and assigns probabilities of default and loss given default based on historical data.  The risk rating framework used in the determination of the provision for credit impairment under AIFRS is the same as that used under previous Australian GAAP.

The Group’s risk rating framework separately identifies the measurable risk parameters such as probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”).  For individually rated borrowers, the Group employs a risk rating scale of 0 to 10 (risk grades 1 to 8 have “+” and “-” modifiers making a total of 27 separate risk grades) to determine the probability of default, with ratings 0 through 8 being the productive ratings, and 9 and 10 representing the impaired grades.  Underlying these ratings are associated default probabilities.  To measure security coverage, a seven grade scale is applied, ranging from A through G.  Security Indicator A represents more than 130% security coverage, while G is applied to unsecured customer borrowings.

The risk rating system is designed to meet Basel regulatory capital calibrations that reflect long run average and downturn parameters that may at times differ from the credit cycle at balance date.  The historical loss experience is reviewed based on current observable data and events to ensure that the collective provision reflects only losses actually incurred in the loan portfolio at balance date.

A defined emergence period was introduced into the calculation of incurred losses on implementation of AIFRS.  The emergence period was estimated through further analysis undertaken on adoption of AIFRS and in preparation for Basel accreditation.  The Group performed a detailed qualitative and quantitative analysis of historical incurred losses in both the retail loan portfolio and the wholesale loan portfolio.  This analysis identified the events that triggered the losses in these portfolios and resulted in an estimate of the average elapsed time period when the loss events occurred until the Group assessed the loans for individual impairment and made provisions i.e. the emergence period.

The emergence periods for retail portfolios were determined based on historical macro-economic modeling and individual customer level behaviors.  Independent external experts were also engaged by the Group with a view to performing a survey process to validate the estimated emergence periods. The emergence periods for wholesale portfolios were determined based on a review of defaulted loans.  Under previous Australian GAAP, incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans.  The defined emergence period results in a more accurate estimate of incurred losses.

The average estimated emergence periods determined by the Group on adoption of AIFRS range from 15 months to 24 months.  These estimates will be subject to regular review to ensure that they provide an accurate estimate of actual incurred loss.

The inclusion of the defined emergence period in the calculation of the provision for credit impairment under AIFRS remains consistent with US GAAP.  The application of this data provides better estimates than previously used in the Group’s provision for credit impairment methodology.

Where there is objective evidence that a loss event has occurred just prior to balance date, that is not reflected in the Risk Grading Framework, an adjustment will also be required to the provision for credit impairment to allow for the estimated impact of the loss event.  Scenario modeling will be used to support experienced judgment in estimating any adjustment required.

For the September 30, 2005 year the spike in Oil Prices was determined to be such a loss event.  The collective provision for credit impairment therefore currently includes a scenario modeling adjustment to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices.

For wholesale portfolios the impact of sustained higher oil prices was estimated based on regression analysis of oil price movements against PD movements based upon historical Standard & Poors data. This regression analysis was then applied to the industries that were identified by ANZ Economics as being impacted to determine the impact on PD (PD multipliers).  These PD multipliers were then applied to the incurred loss estimate to determine a best estimate of the impact of higher oil prices.

The impact of sustained higher oil prices on retail portfolios was estimated based on an analysis by ANZ Economics of an equivalent effect of increased interest rates.  This was then translated into an effect on the household debt service ratio which was then used to determine a best estimate of the impact on incurred losses.  The scenario modeling provision related to oil price will be unwound, over the expected emergence period, to offset the related individual and collective provisions resulting from the higher oil price. The rate of offset is compared with, and supported by, ongoing analysis of the realised impact on each portfolio attributable to increases in oil prices, for example, defaults and downgrades.

The collective provision at balance date relies upon the use of numerous models in order to determine the PD, LGD, EAD and emergence period parameters that are used in the calculation.  Although the models that are used are designed to be on average correct, an adjustment may be required to ensure that they represent a “best estimate” of the incurred loss at balance date.

The Group’s provision for credit impairment methodology incorporates the use of judgements and reasonable estimates including a number of assumptions.  In instances where the methodology could result in a range of subjective outcomes, the Group determines credit impairment based on the most likely outcome.  For example, Basel requirements may mandate the use of loss given default statistics that are reflective of a downturn scenario.  Under AIFRS an adjustment would be made to these statistics to reflect the most likely loss given default, based on current conditions.  For retail portfolios the best estimates are based on an average of the last three years.  For wholesale, the best estimates are based over a longer term due to the infrequency of defaults.

The assumptions applied by management are also subject to review and oversight by the Group’s Risk Committee and Audit Committee.

AIFRS and US GAAP principles for the identification of impaired loans are similar.  Both AIFRS and US GAAP require the use of a discounted cash flow methodology for measuring impairment of individual loans where recovery is based on estimated cash flows; however, unlike AIFRS, US GAAP does not require the use of this discounted cash flow methodology for retail loans.  We anticipate that this will be the only difference between AIFRS and USGAAP principles going forward.  This difference will be reviewed going forward and, where material, an adjustment will be made under US GAAP.

Special Purpose and Off Balance Sheet Vehicles

Type of Special Purpose Vehicle (SPE)			SPE Assets
	Reason For Establishment	Key Risks	2006	2005
			$M	$M
Securitization vehicles	Assets are transferred to an SPE which funds the purchase by issuing securities. This enables ANZ or customers to increase diversity of funding sources. The amount disclosed here is the total assets of SPEs managed or arranged by ANZ. It includes SPEs that purchase assets from sellers other than ANZ.	ANZ may manage securitization vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities. ANZ does not bear the majority of residual rights and rewards.	9,381	11,981
Structured finance entities (1)	These entities are set up to assist with the structuring of client financing.	ANZ may manage these vehicles and also provide derivatives.	n/a	n/a
Credit protection	These entities are set up to allow the Group to sell the credit risk on portfolios.	ANZ may manage these vehicles.	2,145	—
Managed funds	These funds invest in specified investments on behalf of clients.	INGA, INGNZ and certain subsidiaries of ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	53,760	44,779

(1) ANZ’s net investment in the structured finance entities is $233 million (September 30, 2005: $1,243 million).

As at September 30,	2006	2005
Securitization vehicle assets that were managed or arranged by ANZ that related to assets previously (1):
Sold by ANZ	1,185	1,650
Sellers other than ANZ	8,196	10,331
	9,381	11,981
Securitization vehicle assets that were managed or arranged by ANZ that related to assets (1):
Sold by ANZ in previous years	1,185	1,650

(1)            Balances represent total assets as at fiscal year end.

The following interests are retained by ANZ in relation to the SPEs

•             Securitization vehicles: credit and market risks associated with the underlying assets within securitization vehicles are not retained or assumed by ANZ, except to the limited extent that ANZ provides arms length services, (e.g. for credit enhancement, hedging facilities or liquidity facilities).

•             Structured finance entities: liquidity risk is retained.

•             Managed funds: As a manager of funds, ANZ is exposed to operational and reputational risk.

Details of facilities provided by ANZ to the securitization vehicles are provided in the table below.  ANZ earns fees at a commercial rate for providing these facilities.

Type of facility	2006	2005
Liquidity facility	4,367	4,554
Settlement limits	2,365	226
Hedging facilities	809	758
Loans and securities (1)	1,830	954
Credit enhancement facilities	180	137
Performance L/C’s (2)	70	305

(1)            Facilities provided by ANZ to the SPE which are not classified as credit enhancement facilities.

(2)            Facilities provided by ANZ to a third party in favor of the SPE.

ANZ is also entitled to receive residual income in SPEs that relate to assets that ANZ has sold.

The transfer of financial assets to SPEs has been (and will continue to be) treated as a sale where the following conditions are met:

1.      the transferred assets have been isolated from ANZ and are beyond its reach in receivership. In other words, the assets are transferred to a bankruptcy remote SPE;

2.      the holder of the financial assets has the right to pledge or exchange the assets; and

3.      ANZ does not maintain effective control through redemption rights prior to maturity or the unilateral right to require the SPE to return specific assets.

When these conditions are met, the assets are removed from ANZ’s balance sheet, as they no longer meet the definition of assets under AIRFS.

In accordance with AIFRS and the interpretation thereof, ANZ did not control these vehicles and consolidation was not required for the following reasons:

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

Valuation of Investment in INGA

The Group has adopted the equity method of accounting for its 49% interest in INGA. As at September 30, 2006, the Group’s carrying value was $1,462 million (September 30, 2005: $1,530 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the income statement as an impairment write-down.

During the year the Group engaged Ernst & Young (“EY”) to provide an independent valuation of INGA for March 30, 2006 assessment purposes. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements. The independent valuation was based on a discounted cash flow approach, with allowance for the cost of capital. EY presented an independent valuation range of $3,955 million to $4,194 million, reflecting a range of sales and cost base assumptions. Based on this review, ANZ believed that no change was required to the carrying value of the investment as at March 30, 2006.

At September 30, 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment. The assessment involved review of the following indicators of impairment:

•             Performance

•             Operational and regulatory factors

•             Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

Valuation of investment in ING (“NZ”) Holdings Limited (“ING NZ”)

The Group has adopted the equity method of accounting for its 49% interest in ING NZ.

As at September 30, 2006, the Group’s carrying value for ING NZ was $146 million (September 30, 2005: $131 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the income statement as an impairment write-down.

During the year the Group engaged PricewaterhouseCoopers (“PwC”) to provide an impairment analysis of ING NZ for March 30, 2006 assessment purposes. The valuation was based on a discounted cash flow approach. PwC presented a valuation range as at December 31, 2005 of $337 million to $371 million (at September 30, 2006 exchange rates), reflecting a range of sales and cost base assumptions.

PwC also considered the additional cash generated by ING NZ in the period between December 31, 2005 and March 31, 2006 in order to provide an assessment as at March 31, 2006 of the appropriateness of the carrying value. Based on this review ANZ believed that no change was required to the carrying value of the investment as at March 31, 2006.

At September 30, 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment based on the March 31, 2006 valuation. The assessment involved review of the following indicators of impairment:

•             Performance

•             Operational and regulatory factors

•             Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

Goodwill and valuation of goodwill in ANZ National Bank Ltd

The carrying value of goodwill is reviewed at each balance date and is written down, to the extent that it is no longer supported by probable future benefits.

Any excess of carrying value over recoverable amount is taken to the income statement as an impairment write-down.

As at September 30, 2006, the balance of goodwill recorded as an asset in ANZ National Bank Ltd was $2,828 million (September 30, 2005: $2,943 million).

Goodwill is allocated to cash-generating units (“CGU”) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management reporting purposes.

Impairment testing of purchased goodwill is performed annually in March through an independent valuation, by comparing the recoverable value of the CGU with the current carrying amount of its net assets, including goodwill. Where the current carrying value is greater than fair value a charge for impairment of goodwill will be recorded in the income statement.

In determining the fair value of the CGU for testing of the goodwill in ANZ National Bank Ltd, an independent valuation is obtained based on a capitalization of earnings approach. Under this methodology, valuation multiples (such as the price to earnings (“PE”) ratio) observed from previous transactions in the banking sector and current price/cash earnings multiples from similar businesses are used to determine an appropriate price/earnings multiple for the CGU.

In determining an appropriate price multiple for the valuation, judgment is applied when assessing comparable companies and transactions, particularly with respect to the mix of business, geographic location, growth prospects, volatility of future earnings and size of the overall business.

The results of the independent valuation carried out as at March 31, 2006 showed a fair value in excess of the then current carrying value for the CGU and hence the carrying value of the goodwill was not considered impaired.

At September 30, 2006, impairment testing (via a management review) was conducted to determine whether there were any indicators of impairment in the carrying value of ANZ National Bank Ltd’s goodwill.  The assessment involved review of the following indicators of impairment:

•             Performance

•             Operational and regulatory factors

•             Economic and industry factors

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

•             The use of risk tools, applications and processes to execute the global risk management strategy across the Group.

•             Business Unit level accountability, as the “first line of defense”, and for the management of risks in alignment with the Group’s strategy.

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

The market risk framework is discussed in more detail at Item 11: Quantitative and Qualitative Disclosures about Market Risk.

Operational Risk

Operational risk refers to risks arising from the day to day operational activities which may result in direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

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

Compliance Risk

Compliance risk is the risk of failure to comply with all applicable legal and regulatory requirements and industry standards, and internal policies and procedures, and the corresponding impact on ANZ’s business, reputation and financial condition.  Group Compliance has global oversight responsibility for the ANZ Compliance Framework, and each division has responsibility for embedding the Framework into its business operations.

Other

There are a number of other risks, which are not classified as Market, Credit or Operational Risk or Compliance, that need to be managed effectively and for which ANZ holds economic capital. These include, but are not limited to, items such as investment risk and fixed asset risk.  ANZ adopts a prudent approach to allocating capital for these risks.

Key Risk Enhancements

Basel II

ANZ’s implementation of the Basel II requirements for credit and operational risk has resulted in a number of enhancements to ANZ’s Risk systems, credit and operational risk rating tools, policies and procedures. These changes are embodied in ANZ’s Basel II accreditation application to APRA and included throughout this document.

From the capital modeling perspective, significant initiatives include the development of methodologies to determine adjustments to risk estimates to take into account the effects of the credit cycle, including economic down turns.

The deployment of eCARTII, the new rating portal, has commenced, introducing a consistent approach to the implementation of new and updated models to the wholesale businesses.  eCARTII also provides improved data integrity through its introduction of a feed of customer data from the Risk Information Store data repository that reduces data entry errors by allowing users to select existing customer details.   This customer feed is also used in the Corporate Collateral Management System (CCMS) which has also commenced roll-out.  CCMS provides a common platform for the recording and management of collateral (security) across the wholesale businesses.

A critical element of the overall transition of the Basel II Programme to business as usual is the structured integration of Basel II into ANZ’s ongoing compliance framework.  The key objective is to minimize the risk of future non-compliance with Basel II.  Basel II compliance will become only one component of overall compliance at ANZ and as such it is being integrated into existing compliance processes.

Stress Testing

In March 2006, the results of the International Monetary Fund (IMF) Financial Sector Assessment Program (FSAP) stress test were presented to representatives of the IMF and RBA.  A similar exercise was completed for the ANZ’s New Zealand operations and the consolidated results were presented to the Board Risk Committee in August 2006.  The key outcomes of the stress test indicate that while profitability fell, ANZ has sufficient capital to withstand the impact of the scenario.  In ANZ’s opinion, it has working capital sufficient for the company’s present requirements.

Stress testing is integral to strengthening the predictive approach to risk management and is a key component to managing risk appetite, asset writing strategies and business strategies.  It creates greater understanding of impacts on financial performance through modeling relationships and sensitivities between geographic, industry and business unit exposures under a range of macro economic scenarios.

ANZ has a dedicated stress testing team within Risk Management that model and report to the Board’s Risk Committee twice yearly.

During 2006, significant business units within ANZ completed an Asset Writing Strategy.  Each Asset Writing Strategy sets out planned portfolio growth (over the next three years), capital usage and risk and return profiles. These are defined, reviewed and revised with respect to the portfolio asset quality, emerging issues, underlying risk appetite and board / executive management financial objectives.   Going forward, each business unit will update and revise its Asset Writing Strategy annually.

Organisationally, over the past two years, ANZ has made significant improvements to the profile and reporting lines of the risk management function throughout the group, increasing the prominence of risk management within the business divisions. This has included the appointment of Heads of Risk for all key Business Divisions and the Head of Risk Services for the specialist risk functions.

Operational Risk Management Framework

ANZ’s Operational Risk Framework incorporates the Basel II requirements and is reviewed annually to reflect progressive changes. Operational risk policies are in place and continually developed and refreshed to support the Operational Risk framework and to assist in the control and mitigation of operational risks.

A robust process exists for the identification, evaluation and treatment of operational risks. All business activity and new initiatives must be risk assessed in order to ensure that unacceptable risk is designed out of the business.  ANZ’s approach to management of operational risk is consistent with the Australia & New Zealand Risk Management Standard 4360: 2004.

ANZ uses a Scorecard or Risk Drivers and Controls Approach underpinned by a statistical quantification model, to measure ANZ’s operational risk profile and to determine and allocate operational risk capital. This is an expert system, which:

•             Assesses the level of ANZ’s exposure to specified risk drivers,

•             Assesses the scope and quality of ANZ’s internal control environment, key operational processes and risk management, and

•             Links these assessments to operational risk capital.

The approach directly connects risk measurement with the operational risk management process in ANZ, by providing a road map for reducing risk and direct incentives to invest in internal controls. The process is well embedded in ANZ’s day-to-day risk management systems and culture. It has been undertaken on a bi-annual basis since its introduction in ANZ in 2000 and is now an accepted and integral component of ANZ’s operational risk framework. The capital calculation methodology was reviewed in the fiscal year ended September 30, 2005 against Basel II Advanced Measurement Approach qualifying requirements, and as a result refinements to the approach were made to incorporate the required Basel II elements.

Business Continuity and Crisis Management

ANZ’s business continuity and crisis management capabilities continue to be reviewed, tested and, where necessary, strengthened in response to new and emerging threats.

Business Continuity is viewed as a critical management responsibility within the overall operational risk framework, which seeks to minimize the likelihood of a disruption to normal operations, constrain the impact were an event to occur and achieve efficient and effective recovery.

Crisis Management planning at Group and Country levels supplements Business Continuity Plans in the event of a broader Group or country crisis. Crisis Management plans include crisis team structures, roles, responsibilities and contact lists, and are subject to periodic testing.

Item 6:   Directors, Senior Management/Executives and Employees

Directors

In accordance with the rules of the ANZ Constitution, as amended December 2005 (“Constitution”), and except as otherwise required by the Corporations Act 2001 (Cth), any other applicable law, and the Listing Rules of the Australian Stock Exchange, the Board of Directors has power to manage the business of the Company and may exercise all powers not required to be exercised at a general meeting of shareholders. On the date hereof the Directors of the Company are:

Director’s Name	Position held	Year appointed	Age
C B Goode, AC	Director / Chairman of the Board	1991	68
G J Clark	Director	2004	63
J K Ellis	Director	1995	69
D M Gonski, AO	Director	2002	53
M A Jackson, AC	Director	1994	53
J McFarlane	Chief Executive Officer	1997	59
D E Meiklejohn	Director	2004	64
J P Morschel	Director	2004	63

Under the Constitution, a non-executive Director must retire from office at the third annual general meeting after being elected or last re-elected.

Ms Jackson and Mr Ellis offered themselves for re-election at the 2006 Annual General Meeting, and therefore both of these Directors will be required to retire (although they may offer themselves for re-election) on or before the 2009 Annual General Meeting.  Messrs Goode and Gonski were re-elected at the 2005 Annual General Meeting, and therefore both of these Directors will be required to retire (although they may offer themselves for re-election) on or before the 2008 Annual General Meeting.  Messrs Meiklejohn and Morschel and Dr Clark were each elected or re-elected at the 2004 Annual General Meeting, and therefore each of these Directors will be required to retire (although they may offer themselves for re-election) on or before the 2007 Annual General Meeting.

Mr McFarlane’s employment contract with the Company was extended in October 2004 for a further year until September 30, 2007.  On December 5, 2006, the ANZ Board announced that it had agreed to extend the contract of Mr McFarlane until December 31, 2007 or later if required for the succession process.

Directors’ profiles

MR C B GOODE, AC

B COM (HONS), MBA, HON LLD (MELB), HON LLD (MONASH)

Independent Non-Executive Director

Chairman

Non-executive director since July 1991.  Mr Goode was appointed Chairman in August 1995 and is an ex-Officio member of all Board Committees.

Skills, experience and expertise

Mr Goode has a background in the finance and resources industries and has been a professional non-executive director since 1989.  Mr Goode brings a wide range of skills and significant experience of the finance industry to his role as Chairman of the Board.

Current Directorships

Chairman: Woodside Petroleum Limited (Director from 1988), Australian United Investment Company Limited (Director from 1990), Diversified United Investment Limited (Director from 1991), and The Ian Potter Foundation Ltd (Director from 1987).

Former Directorships include

Former Director: Singapore Airlines Limited (from 1999-2006).

Age 68 Residence Melbourne.

MR J McFARLANE, OBE

MA, MBA, SFFIN, FSI, FHKIB, FRSA

Chief Executive Officer

Chief Executive Officer since October 1, 1997.  Mr McFarlane is also a Director of ANZ’s largest subsidiary, ANZ National Bank Limited in New Zealand.

Skills, experience and expertise

Mr McFarlane brings broad leadership, management and banking skills following a 31-year career in banking.  Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank in the United Kingdom and Managing Director of Citicorp Investment Bank Ltd.

Current Directorships

Director: Financial Markets Foundation for Children (from 1999) and Australian Business Arts Foundation (from 2000).

Member: Foreign Affairs Council (from 2005), Business Regulation Advisory Group (from 2002), Financial Literacy Foundation Advisory Board (from 2005), the Council of the Australian Bankers Association (from 1997, including term as Chairman) and the Asia Business Council (from 2004).

Former Directorships include

Former Director: The International Monetary Conference (2001-2006, including term as President), Business Council of Australia (1999—2003), Australian Graduate School of Management Ltd (1999-2003) and The London Stock Exchange (1989-1991).

Age 59 Residence Melbourne.

DR G J CLARK

PHD, BSC (HONS), FAP, FTSE

Independent Non-Executive Director

Chairman of the Technology Committee

Non-executive director since February 2004.  Dr Clark is a member of the Governance Committee.

Skills, experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place.  Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications.  He brings to the Board international business experience and a distinguished career in micro-electronics, computing and communications.

Current Directorships

Director: Babcock & Brown Capital Limited (from 2006) and KaComm Communications Pty Ltd (from 2006).

Former Directorships include

Former Director: James Hardie Industries NV (2002-2006), Digex (2000-2002) and Acton Semiconductor Pty Limited (2001-2005).

Age 63 Residence Based in New York, United States of America but also resides in Sydney.

MR J K ELLIS

MA, FAICD, HON FIE AUST, FAUS IMM, FTSE, HON DR ENG (CQU)

Independent Non-Executive Director

Non-executive director since October 1, 1995.  Mr Ellis is a member of the Audit Committee.  Mr Ellis’ term as Chairman of the Risk Committee ended on September 30, 2006 and he will continue as a member of the Risk Committee.

Skills, experience and expertise

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Current Directorships

Chairman: Pacifica Group Limited (Director from 1999), Future Directions International Pty Ltd (from 2003), Landcare Australia Limited (from 2004), Golf Australia (from 2005) and the Earth Resources Development Council (from 2006).

Chancellor: Monash University (from 1999).

Consultant: Monash Energy Advisory Board (from 2006).

Former Directorships include

Former Chairman: Broken Hill Proprietary Company Limited (1997-1999), Black Range Minerals Limited (2000-2004) and National Occupational Health & Safety Commission (2003-2005).
Former Director: Australian Minerals & Energy Environment Foundation (1999-2003) and GroPep Limited (2000-2005).

Former Member: Australia-Japan Foundation (1999-2005).

Age 69 Residence Melbourne.

MR D M GONSKI, AO

B COM, LLB, S.I.A. (AFF), FAICD, FCPA

Independent Non-Executive Director

Chairman of the Governance Committee

Non-executive director since February 2002.  Mr Gonski is a member of the Risk Committee.

Skills, experience and expertise

A lawyer, Mr Gonski has a broad experience across business, the law and investment banking.  He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Current Directorships

Chairman: Coca Cola Amatil Limited (Director from 1997), the Investec Group in Australia (Director from 2001), Sydney Grammar School Trust (from 1993) and University of New South Wales Foundation Limited (from 2006).

Chancellor: University of New South Wales (from 2005).

Director: The Westfield Group (from 1985) and Singapore Airlines Limited (from 2006).

President:  Board of Trustees of Art Gallery of NSW (from 1997).

Former Directorships include

Former Chairman: Morgan Stanley Australia Limited (1999-2002), National Institute of Dramatic Art (2001-2005) and Australia Council for the Arts (2002-2006).

Former Director:  John Fairfax Holdings Limited (1993-2005) and ING Australia Limited (2002-2005).

Age 53 Residence Sydney.

MS M A JACKSON, AC

B EC, MBA, HON LLD (MONASH), FAICD, FCA

Independent Non-Executive Director

Chairman of the People Committee

Non-executive director since March 1994.  Ms Jackson is a member of the Audit Committee.

Skills, experience and expertise

A Chartered Accountant, with significant financial expertise, Ms Jackson has broad industrial and commercial experience including her involvement in transportation, mining, the media, manufacturing and insurance.  This expertise coupled with her work in health and education contribute to her role on the Board.

Current Directorships

Chairman: Qantas Airways Limited (Director from 1992), Asia Pacific Business Coalition on HIV/AIDS (from 2006) and Flexigroup Ltd. (from 2006).

Director: Billabong International Limited (from 2000) and Brain Research Institute (from 2006).

Member: Executive Committee Australia-Japan Business Co-operation (from 2002) and Business Council of Australia Chairman’s Panel (from 2002).

Former Directorships include

Former Deputy Chairman: Southcorp Limited (2004-2005).

Former Co-Chairman: Australia NZ Leadership Forum (2003-2006).

Former Director: John Fairfax Holdings Limited (2003-2004) and Howard Florey Institute of Experimental Physiology and Medicine (1998-2006).

Former Partner: Consulting Division of KPMG Peat Marwick (1991-1992).

Age 53 Residence Melbourne.

MR D E MEIKLEJOHN

B COM, DIP ED, FCPA, FAICD, FAIM

Independent Non-Executive Director

Chairman of the Audit Committee

Non-executive director since October 2004.  Mr Meiklejohn is a member of the Governance Committee and the Risk Committee.

Skills, experience and expertise

Mr Meiklejohn has a strong background in finance and accounting.  He also brings to the Board his experience across a number of directorships of major Australian companies spanning a range of industries.

Current Directorships

Chairman: PaperlinX Limited (from 1999).

Director: Coca Cola Amatil Limited (from 2005) and Mirrabooka Investments Limited (from 2006).

Vice President: Melbourne Cricket Club (from 1987).

Former Directorships include

Former Chairman: SPC Ardmona Limited (2002-2005) and former Deputy Chairman of GasNet Australia Limited (2001-2004).

Former Director: WMC Resources Limited (2002-2005) and OneSteel Limited (2000-2005).  Director and Chief Financial Officer Amcor Limited (1985-2000).

Age 64 Residence Melbourne.

MR J P MORSCHEL

DIPQS, FAIM

Independent Non-Executive Director

Chairman of the Risk Committee

Non-executive director since October 2004.  Mr Morschel is a member of the Risk Committee and, on October 1, 2006, became its Chairman.  He is also a member of the People Committee.

Skills, experience and expertise

Mr Morschel has a strong background in banking and financial services, and brings the experience of being a director of major Australian and international companies.

Current Directorships

Chairman: Rinker Group Limited (from 2003)

Director: Singapore Telecommunications Limited (from 2001), Tenix Pty Limited (from 1998) and Gifford Communications Pty Limited (from 2000).

Former Directorships include

Former Director: Rio Tinto Plc (1998-2005), Rio Tinto Limited (1998-2005), CSR Limited (1996-2003), Leighton Holdings Limited (2001-2004) and Westpac Banking Corporation (1993-2001).

Age 63 Residence Sydney.

Senior Management and Executives

At the date of the 20-F executive officers and senior management of ANZ were:

Executive Officers	Position held	Year appointed to position	Year joined Group
J McFarlane	Chief Executive Officer 31 years in the Banking and Financial Services Industry	1997	1997
S M Buggle	Group General Manager, Finance Over 20 years finance experience	2005	2003
R J Edgar	Senior Managing Director 28 years experience in the Financial Services Industry	2003	1984
S A Freeman	Group General Manager, People Capital 27 years experience in Human Resources, including Industrial Relations	2001	2001
M A Grime	Managing Director, Operations Technology and Shared Services 24 years experience in senior Operations and Technology roles	2003	2003
B C Hartzer	Group Managing Director, Personal Division 17 years experience in the Banking and Financial Services Industry world-wide.	2004	1999
G K Hodges	Chief Executive ANZ National Bank Limited in New Zealand 28 years experience across Corporate Banking and Commercial Banking	2005	1991
P Hodgson	Chief Risk Officer Over 20 years experience in the Corporate and Investment Banking Sectors	2004	1997
T L’Estrange	Group General Counsel and Company Secretary Over 20 years legal and management experience spanning a range of industry sectors	2003	2003
P R Marriott	Chief Financial Officer 26 years experience in International Banking, Finance and Auditing	1997	1993
R G Moore	Group General Manager, Audit Over 30 years experience in Audit and Risk Management consulting to a range of industry sectors	2004	2004
S C Targett	Group Managing Director, Institutional Over 20 years experience in financial markets world-wide	2004	2004

There are no family relationships between or among any of the directors or executive officers.

Remuneration Report

Introduction

This Remuneration Report details ANZ’s remuneration policies which apply to key management personnel (KMP) and ANZ’s senior executives.  The report identifies the link between remuneration and ANZ’s performance, and individual outcomes relating to remuneration and equity for ANZ’s directors and top executives.

This report covers the KMP of the Company and the Group (which includes the directors of the parent) and the five highest paid executives in the Company and the Group.

KMP were selected according to the following criteria:

•             All directors of the ANZ Board: Based on responsibility for providing direction in relation to the management of ANZ. The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities.

•             Executives: Based on direct reports of the CEO with key responsibility for the strategic direction and management of a major revenue-generating division or who controls material revenue and expenses.

•             The People Committee has responsibility for making recommendations to the Board for both director and executive remuneration and executive succession (refer to page 115 for more details about the Committee’s role, and anz.com > about ANZ (listing at top of screen) > Corporate Governance > ANZ People Committee Charter, which details the terms of reference under which the Committee operates). On a number of occasions throughout the year, both the People Committee and management received external advice on matters relating to remuneration. The following advisors were used: Blake Dawson Waldron, Ernst & Young, Hay Group, Greenwoods & Freehills, and PricewaterhouseCoopers.

Commentary on Changes Between 2005 & 2006

Non-Executive Directors

As a result of the closure of the ANZ Directors’ Retirement Scheme as at September 30, 2005, Non-executive Directors’ fees were adjusted based on an independent actuarial valuation of the scheme. A subsequent market adjustment was also applied to fees. Refer to Section B1 for further details.

Executive Director (Chief Executive Officer)

As a result of an independent market analysis on the competitiveness of J McFarlane’s remuneration against other major companies, the Board approved a $200,000 increase to J McFarlane’s fixed remuneration (effective October 1, 2005). The last fixed remuneration increase occurred October 1, 2003. Increasing J McFarlane’s fixed remuneration to $2.2m also uplifts his target incentive to $2.2m (100% of his fixed remuneration). His actual incentive payment for the financial year ended September 30, 2006 was $2.4m (compared to $2.1m in 2005) reflecting the Board’s assessment of his performance against agreed balanced scorecard objectives which include ANZ’s financial performance and its performance against specified measures for shareholders, customers, staff and the community. The last Long Term Incentive (LTI) allocation issued in December 2004, was approved by shareholders at the 2004 AGM. There are no further LTI allocations under J McFarlane’s existing employment contract which has resulted in a reduction in amortized LTI equity for the 2006 year (compared with 2005).

Executives: Based on direct reports of the CEO with key responsibility for the strategic direction and management of a major revenue-generating division or who controls material revenue and expenses.

The People Committee has responsibility for making recommendations to the Board for both director and executive remuneration and executive succession (refer to page 115 for more details about the Committee’s role, and anz.com > about ANZ (listing at top of screen) > Corporate Governance > ANZ People Committee Charter, which details the terms of reference under which the Committee operates). On a number of occasions throughout the year, both the People Committee and management received external advice on matters relating to remuneration. The following advisors were used: Blake Dawson Waldron, Ernst & Young, Hay Group, Greenwoods & Freehills, and PricewaterhouseCoopers.

Executive Remuneration

A review of 2005 remuneration (based on fixed remuneration, short-term incentives and long-term incentives) was undertaken to assess the competitiveness of executive remuneration relative to the market. To ensure appropriate recommendations from this review, ANZ used multiple data sources such as Annual Report disclosures from ANZ’s major competitors, and independent financial services market data sourced externally. Overall, it was found that reward levels were not market competitive and below the median of the market. As a result, adjustments to individual reward mixes were made. The remuneration adjustments were assessed individually, based on market positioning, role changes and market pressures. The remuneration adjustments for ANZ’s disclosed executives can be summarized as follows: i) Increased fixed pay for B Hartzer and S Targett to reflect increased responsibilities associated with ANZ’s restructure into three broad divisions. ii) A corresponding increase in target STI amounts for B Hartzer and S Targett due to their adjusted TEC. iii) Increased LTI allocation awarded to current disclosed executives.

Other year on year variations include:

i) A greater proportion of S Targett’s amortised sign-on equity falling into the 2006 financial year. ii) Change in position (and responsibility) for G Hodges from Group Managing Director Corporate in the 2005 financial year, to the Chief Executive, ANZ National Bank Limited, New Zealand in 2006. iii) P Hodgson not included in 2005 total of all disclosed executives (2006 only). iv) 2005 disclosures only for Sir J Anderson, therefore not included in the 2006 totals. v) E Funke Kupper’s remuneration for the 2006 year is based on four months only.

Section A: Remuneration Tables

Table 1: Director Remuneration

For the year ended September 30, 2006, remuneration details of the KMP identified as directors of the Company, are set out below.

	SHORT TERM EMPLOYEE BENEFITS
	Financial Year	Cash salary/fees	Value of shares acquired in lieu of cash salary/fees	Associated entity Board fees (cash)		Committee fees (cash)	Value of shares acquired in lieu of cash incentive (1)(2)
		$	$	$		$	$
Current Non - Executive Directors
C Goode (Appointed director July 1991; appointed Chairman August 1995)	2006	78,724	621,118	—		—	n/a
Independent Non Executive Director, Chairman	2005	79,415	420,585	—		—	n/a
G Clark (Appointed February 2004)	2006	137,250	45,738	—		34,808	n/a
Independent Non Executive Director	2005	130,000	—	—		25,440	n/a
J Ellis (Appointed October 1995)	2006	144,426	38,551	—		65,500	n/a
Independent Non Executive Director	2005	103,000	27,000	—		42,250	n/a
D Gonski (Appointed February 2002)	2006	122,521	60,446	—		46,775	n/a
Independent Non Executive Director	2005	88,970	41,030	22,150		22,512	n/a
M Jackson (Appointed March 1994)	2006	183,000	—	—		65,500	n/a
Independent Non Executive Director	2005	130,000	—	—		42,250	n/a
D Meiklejohn (Appointed October 2004)	2006	183,000	—	—		66,866	n/a
Independent Non Executive Director	2005	130,000	—	—		31,027	n/a
J Morschel (Appointed October 2004)	2006	149,526	45,738	—		40,000	n/a
Independent Non Executive Director	2005	111,723	30,000	—		19,500	n/a
Former Non-Executive Directors
R Deane (Appointed September 1994; retired 30 June 2006)	2006	137,250	—	122,141	(7)	21,025	n/a
Independent Non Executive Director	2005	130,000	—	122,384		17,618	n/a
J Dahlsen (Appointed May 1985; retired 3 February)
Independent Non Executive Director	2005	44,417	—	—		18,809	n/a
B Scott (Appointed August 1985; retired 23 April 2005)
Independent Non Executive Director	2005	72,857	—	28,516		17,234	n/a
Total of all Non-Executive Directors	2006	1,135,697	811,591	122,141		340,474	n/a
	2005	1,020,382	518,615	173,050		236,640	n/a
Executive Director
J McFarlane (Appointed October 1997) (9,10)	2006	50	2,071,192	—		—	2,420,005
Chief Executive Officer	2005	44	1,882,896	—		—	2,100,004
Total of all Directors	2006	1,135,747	2,882,783	122,141		340,474	2,420,005
	2005	1,020,426	2,401,511	173,050		236,640	2,100,004

(1)            Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to his cash incentive, as Non-executive Directors (NEDs) do not participate in short-term incentive arrangements). Value reflects the price at which the shares were purchased on market (amortization not applicable). Share purchases for NEDs were made on October 28, 2004 and 4 May 2005 for the 2005 year and on October 31, 2005 and May 1, 2006 for the 2006 year.

(2)            100% of the CEO’s cash incentive vested during the financial year that performance relates to.

(3)            Includes $300,000 additional employer contribution, agreed as part of the CEO’s contract extension announced October 26, 2004 (refer to section D2). For J Morschel, superannuation guarantee contributions paid in respect of each other NED, are paid to him as cash in lieu.

(4)            The accrual for the ANZ Directors’ Retirement Scheme relates only to the 2005 financial year, due to its closure as at September 30, 2005. The following benefits were paid under the ANZ Directors’ Retirement Scheme to the following former directors: R Deane (retired June 30, 2006) — $723,107; J Dahlsen (retired February 3, 2005) — $513,668; B Scott (retired April 23, 2005) — $516,214. The accrued entitlements fixed under the ANZ Directors’ Retirement Scheme as at September 30, 2005 are as follows: C Goode — $1,312,539; G Clark — $83,197; J Ellis — $523,039; D Gonski — $249,445; M Jackson — $487,022; D Meiklejohn — $64,781; J Morschel — $60,459.

(5)            In accordance with the requirements of AASB 2 Share-based Payment, the amortization value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that the options will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed) and that the LTI performance shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the expected vesting period. The fair value for options and performance shares was determined using a binomial pricing model that is explained in section F9 for options, and F10 for performance shares. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realized should the options become exercisable or the performance shares vest.

				POST	LONG TERM		SHARE-BASED
				EMPLOYMENT	EMPLOYEE BENEFITS		PAYMENTS (5)
	Other		Total	Super contributions (3)	Retirement benefit accrued during year (4)	Long service leave accrued during the year	Total amortisation value of LTI shares	Total amortisation value of LTI options	Total Remuneration (6)
	$		$	$	$	$	$	$	$
Current Non - Executive Directors
C Goode (Appointed director July 1991; appointed
Chairman August 1995)	—		699,842	12,276	—	n/a	n/a	n/a	712,118
Independent Non Executive Director, Chairman	—		500,000	11,723	243,284	n/a	n/a	n/a	755,007
G Clark (Appointed February 2004)	—		217,796	12,276	—	n/a	n/a	n/a	230,072
Independent Non Executive Director	—		155,440	11,723	50,189	n/a	n/a	n/a	217,352
J Ellis (Appointed October 1995)	—		248,477	12,276	—	n/a	n/a	n/a	260,753
Independent Non Executive Director	—		172,250	11,723	110,981	n/a	n/a	n/a	294,954
D Gonski (Appointed February 2002)	—		229,742	12,276	—	n/a	n/a	n/a	242,018
Independent Non Executive Director	—		174,662	11,723	104,001	n/a	n/a	n/a	290,386
M Jackson (Appointed March 1994)	—		248,500	12,276	—	n/a	n/a	n/a	260,776
Independent Non Executive Director	—		172,250	11,723	122,008	n/a	n/a	n/a	305,981
D Meiklejohn (Appointed October 2004)	—		249,866	12,276	—	n/a	n/a	n/a	262,142
Independent Non Executive Director	—		161,027	11,723	64,781	n/a	n/a	n/a	237,531
J Morschel (Appointed October 2004)	—		235,264	—	—	n/a	n/a	n/a	235,264
Independent Non Executive Director	—		161,223	—	60,459	n/a	n/a	n/a	221,682
Former Non-Executive Directors
R Deane (Appointed September 1994; retired 30 June 2006)	1,600	(8)	282,016	9,104	—	n/a	n/a	n/a	291,120
Independent Non Executive Director	—		270,002	11,723	49,169	n/a	n/a	n/a	330,894
J Dahlsen (Appointed May 1985; retired 3 February)
Independent Non Executive Director	—		63,226	4,423	111,303	n/a	n/a	n/a	178,952
B Scott (Appointed August 1985; retired 23 April 2005)
Independent Non Executive Director	—		118,607	6,803	127,089	n/a	n/a	n/a	252,499
Total of all Non-Executive Directors	1,600		2,411,503	82,760	-	n/a	n/a	n/a	2,494,263
	—		1,948,687	93,287	1,043,264	n/a	n/a	n/a	3,085,238
Executive Director
J McFarlane (Appointed October 1997) (9,10)	219,370	(11,12)	4,710,617	428,700	—	59,376	1,310,649	756,311	7,265,653
Chief Executive Officer	4,031	(12)	3,986,975	417,000	—	31,242	982,987	1,791,718	7,209,922
Total of all Directors	220,970		7,122,120	511,460	—	59,376	1,310,649	756,311	9,759,916
	4,031		5,935,662	510,287	1,043,264	31,242	982,987	1,791,718	10,295,160

(6)            Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including senior managers of the entity and directors, senior managers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(7)            Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1433 (1.0847 in 2005).

(8)            Other for R Deane relates to a non-monetary benefit received on retirement as a gift from the Board.

(9)            Amortization value of options as a percentage of total remuneration (as shown in the Total column above) was 10% in 2006 (25% in 2005).

(10)      J McFarlane elected to use almost all of his cash salary and incentive to purchase on market deferred shares under the Directors’ Share Plan. The purchase dates were October 28, 2004, February 1, 2005, May 2, 2005 and August 8, 2005 for the 2005 year and October 31, 2005, January 30, 2006, May 1, 2006 and August 7, 2006 for the 2006 year.

(11)      Relates to reimbursement to J McFarlane of $202,837 for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J McFarlane’s continuing Australian residency (in accordance with the contractual arrangements detailed in section D2).

(12)      Relates to professional services rendered in respect of taxation matters ($16,533 in 2006).

Table 2: Executive key management personnel remuneration and top 5 remuneration

For the year ended September 30, 2006, remuneration details of the KMP identified as executives of the Group (as required under AASB 124), and the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001), other than the Chief Executive Officer, are set out below:

		SHORT-TERM				POST-
		EMPLOYEE BENEFITS				EMPLOYMENT
			Non
	Financial	Cash	monetary	Total cash		Super
	Year	salary/fees	benefits (1)	incentive (2,3)	Total	contributions
		$	$	$	$	$
Current Executives
R Edgar (8)	2006	787,068	14,788	850,000	1,651,856	49,725
Senior Managing Director	2005	727,696	28,281	800,000	1,555,977	46,800
B Hartzer	2006	883,626	59,640	1,300,000	2,243,266	58,500
Group Managing Director, Personal Division	2005	694,435	61,542	1,080,000	1,835,977	46,800
G Hodges (9)	2006	841,866	71,920	895,000	1,808,786	7,459
Chief Executive, ANZ National Bank Limited (NZ)	2005	648,556	11,465	863,000	1,523,021	40,838
P Marriott	2006	842,618	6,313	1,080,000	1,928,931	52,650
Chief Financial Officer	2005	748,700	7,277	920,000	1,675,977	46,800
S Targett	2006	936,600	6,313	1,000,000	1,942,913	58,500
Group Managing Director, Institutional Division	2005	748,700	7,277	880,000	1,635,977	46,800
P Hodgson (10)	2006	701,393	6,313	825,000	1,532,706	43,875
Chief Risk Officer

Former Executives
Sir J Anderson
(retired effective December 31, 2005) (11,12)
Chief executive & Director,
ANZ National Bank Limited (New Zealand)	2005	838,110	—	460,960	1,299,070	83,811
E Funke Kupper
(resigned effective February 1, 2006) (13)	2006	234,483	2,110	—	236,593	14,663
Group Managing Director, Asia Pacific	2005	654,550	7,277	770,000	1,431,827	40,950
Total of all Executive KMPs	2006	4,526,261	161,084	5,125,000	9,812,345	241,497
	2005	5,060,747	123,119	5,773,960	10,957,826	352,799
Total of all Disclosed Executives	2006	5,227,654	167,397	5,950,000	11,345,051	285,372
	2005	5,060,747	123,119	5,773,960	10,957,826	352,799

(1)    Non-monetary benefits consist of salary packaged items such as car parking, novated lease motor vehicles and G Hodges’ non-monetary benefits include housing and airfares.

(2)            Total cash incentive relates to the full incentive amount for the financial year that the performance relates to.

(3)            100% of the cash incentive awarded in both 2005 and 2006 vested to the person in the applicable financial year.

(4)            Accrual relates to Retirement Allowance. As a result of being employed with ANZ prior to November 1992, R Edgar and G Hodges are eligible to receive a Retirement Allowance on retirement, retrenchment, death, or resignation for illness, incapacity or domestic reasons. The Retirement Allowance is calculated as follows: 3 months of notional salary (which is 65% of fixed remuneration) plus an additional 3% of notional salary for each year of full-time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

(5)            In accordance with the requirements of AASB 2, the amortization value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that the options / performance rights will vest at the commencement of their exercise period (i.e. the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period. For options, the fair value is determined using a Binomial Option Pricing (BOP) model. For performance rights a modified Black-Scholes and a BOP model were used. The valuation models are explained in section F9. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realized should the options / performance rights become exercisable. For deferred shares, the fair value is the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted.

(6)            Amortization of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO). ZPOs were granted as part of his employment contract. Refer to section E2 for further details. Amortization of other equity allocations for S Targett relates to the grant of deferred shares beginning on May 1, 2004 (four tranches to the value of $700,000 each issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continued employment) and hurdled A options (refer to section F11.1 for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer.

	LONG TERM		SHARE-BASED
	EMPLOYEE BENEFITS		PAYMENTS (5)
			Total	Total	Total	Total	Total
	Retirement	Long service	amortisation	amortisation	amortisation	amortisation value	amortisation of
	benefit accrued	leave accrued	value of	value of	value of	of performance	other equity	Total
	during year (4)	during the year	STI shares	LTI shares	Lti options	rights	allocations (6)	Remuneration (7,14)
		$	$	$	$	$	$	$
Current Executives
R Edgar (8)	—	37,607	108,692	503,179	181,819	202,340	—	2,735,218
Senior Managing Director	1,672	13,928	173,907	555,470	264,095	—	—	2,611,849
B Hartzer	—	40,575	94,597	175,183	174,542	216,792	—	3,003,455
Group Managing Director, Personal Division	—	19,469	149,259	237,943	282,929	—	—	2,572,377
G Hodges (9)	—	48,447	82,179	150,066	149,602	202,340	—	2,448,879
Chief Executive, ANZ National Bank Limited (NZ)	1,635	46,140	131,825	186,089	218,920	—	—	2,148,468
P Marriott	—	34,830	127,015	206,816	206,831	209,566	—	2,766,639
Chief Financial Officer	—	12,422	208,525	295,175	317,175	—	—	2,556,074
S Targett	—	20,020	—	44,857	43,215	216,795	1,166,859	3,493,159
Group Managing Director, Institutional Division	—	12,497	—	40,544	39,059	—	789,238	2,564,115
P Hodgson (10)	—	11,716	130,541	113,241	30,377	173,434	—	2,035,890
Chief Risk Officer
Former Executives
Sir J Anderson (retired effective December 31, 2005) (11,12)
Chief executive & Director, ANZ National Bank Limited (New Zealand)	33,367	—	—	—	—	—	477,452	1,893,700
E Funke Kupper
(resigned effective February 1, 2006) (13)	—	—	104,930	146,895	147,119	152,622	—	802,822
Group Managing Director, Asia Pacific	—	10,860	184,924	221,068	239,523	—	—	2,129,152
Total of all Executive KMPs	—	181,479	517,413	1,226,996	903,128	1,200,455	1,166,859	15,250,172
	36,674	115,316	848,440	1,536,289	1,361,701	—	1,266,690	16,475,735
Total of all Disclosed Executives	—	193,195	647,954	1,340,237	933,505	1,373,889	1,166,859	17,286,062
	36,674	115,316	848,440	1,536,289	1,361,701	—	1,266,690	16,475,735

(7)            Remuneration amounts disclosed exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including senior managers of the entity and directors, senior managers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality requirements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(8)            B Edgar was the Chief Operating Officer prior to October 2005.

(9)            Prior to November 2005, G Hodges was the Group Managing Director Corporate. Between November 1, 2005 and December 31, 2005, he was the Chief Executive Designate (New Zealand), with his position changing to Chief Executive, ANZ National Bank Limited, New Zealand effective January 1, 2006.

(10)      P Hodgson is disclosed as one of the five most highly remunerated executives in the Company for 2006 only (as required under the Corporations Act 2001). Therefore 2005 comparative information has not been provided, and he has not been included in the Executive KMP totals.

(11)      Amounts paid to Sir J Anderson in NZD in 2005 were converted to AUD at an average rate for the 2005 year of 1.0847.

(12)      Sir J Anderson ceased employment during the year, effective December 31, 2005, and received his fixed pay during the period October 1, 2005 to December 31, 2005 of NZ$250,250, a retirement gratuity payment of NZ$1,193,150 as part of his employment contract, a payment in lieu of notice plus annual leave entitlements totaling NZ$437,109, a payment in lieu of his equity participation for 2006 of NZ$250,000 and a payment in relation to his 2006 STI bonus of NZ$250,000. Total payment NZ$2,380,509.

(13)      E Funke Kupper received a final payment on resignation of $165,554 relating to his accrued annual leave and long service leave. With the inclusion of the final payment his total remuneration for 2006 would be $968,376.

(14)      Amortization value of options and rights as a percentage of total remuneration was: R Edgar 14% (2005: 10%); B Hartzer 13% (2005: 11%); G Hodges 14% (2005: 10%); P Marriott 15% (2005: 12%); S Targett 15% (2005: 11%); P Hodgson 10%.

Section B. Non-executive Directors’ Remuneration

B1. Non-executive Directors’ Remuneration Policy

Non-executive Directors’ (“NEDs”) fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other NEDs of comparable companies.

The total of NEDs’ fees (including superannuation contributions) are within the maximum annual aggregate limit agreed to by shareholders at the Annual General Meeting held on December 16, 2005 ($3 million, excluding superannuation benefit payouts and retirement benefits), and are set at levels that fairly represent the responsibilities of, and the time spent by the NEDs on Group matters. NEDs receive a fee for being a director of the Board, and additional fees for either chairing or being a member of a committee. Work on special committees may attract additional fees of an amount considered appropriate in the circumstances. An additional fee is also paid if a NED serves as a director on a subsidiary board. NEDs do not receive any performance / incentive payments and are not eligible to participate in any of the Group’s incentive arrangements.

To compensate for the removal of the Non-Executive Directors’ Retirement Scheme (as at September 30, 2005), NED fees were increased by 27.5% effective October 1, 2005.  This amount was determined based on an independent actuarial valuation of the scheme by Mercer Finance and Risk Consulting and advice from expert remuneration consultants PricewaterhouseCoopers. This increase is also in line with market practice in relation to fee increases due to the removal of Directors’ Retirement Schemes, where increases have typically ranged from 25% to 30%.

Market adjusted fee increases of ~10% were also approved for 2006 based on market analysis and independent advice that market movements of 10% to 15% were expected in 2006. Committee membership fees received a larger market adjustment (excluding Governance Committee and Technology Committee) to ensure market competitiveness.

The fee structure is illustrated below:

Table 3		Breakdown of 2005/2006 Fees
	2004/05 Fees	Increase relating to closure of Retirement Scheme	Increase relating to market adjustment	Total 2005/06 Fees
Role	$	$	$	$
Chairman	500,000	137,500	62,500	700,000
Non-Executive Director	130,000	35,750	17,250	183,000
Committee Chair (1)	32,500	8,938	4,062	45,500
Committee Member (1)	9,750	2,681	7,569	20,000

(1)            Except Governance Committee and Technology Committee, where the current Chair and Member Fees are $26,775 and $8,033 respectively. These 2005/2006 fee amounts reflect the fee increase due to the removal of the ANZ Directors’ Retirement Scheme. No additional market adjustment was applied.

NED Shareholding Guidelines

NEDs have agreed to accumulate ANZ shares, over a five-year period, to the value of 100% (200% for Chairman) of the base annual NED Fee and to maintain this shareholding while a director of ANZ. NEDs have agreed to apply up to 25% of their base fee annually through the Directors’ Share Plan or other means, towards the purchase of ANZ shares in order to achieve / maintain the desired holding level. This guideline was approved by the Board in September 2005.

B2. Non-Executive Directors’ Retirement Policy

The NED retirement scheme was closed effective September 30, 2005.

Accrued entitlements relating to the ANZ Directors’ Retirement Scheme were fixed at September 30, 2005 and will be carried forward to retirement, and collected by the NED when they retire (refer to footnote 4 in Table 1 for the fixed entitlement for each NED). Based on shareholder approval at the 2005 AGM, NEDs nominated the proportion of their accrued entitlement to be held until retirement as either cash or shares. Those electing the cash alternative receive an additional amount relating to the interest accrued at the 30 day bank bill rate from October 1, 2005 to the date of retirement. Those electing shares will be entitled to receive dividends on the shares purchased. Refer to the 2005 notice of AGM for further details.

B3. Directors’ Share Plan

The Directors’ Share Plan is available to both non-executive and executive directors. Directors may elect to forego remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration foregone, and therefore the shares acquired are not subject to performance conditions. Participation in the plan is voluntary.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years. Shares are subject to a minimum 1 year restriction, during which the shares cannot be traded, and are subject to forfeiture for serious misconduct. All costs associated with the plan are met by the Company.

Section C. Remuneration Structure

C1. Remuneration Guiding Principles

ANZ’s reward policy approved by the Board shapes the Group’s remuneration strategies and initiatives.

The following principles underpin ANZ’s reward policy:

1.      Focus on creating and enhancing value for all ANZ stakeholders;

2.      Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3.      Significant emphasis on “at risk” components of total rewards; and

4.      The provision of a competitive reward proposition to successfully attract, motivate and retain the highest quality individuals required to deliver ANZ’s business and growth strategies.

Shareholding Guidelines

Direct Reports to the CEO are expected to accumulate ANZ shares, over a five year period, to the value of 200% of their Fixed Pay and to maintain this shareholding while an executive of ANZ. Our next most senior executives are expected to accumulate ANZ shares to the value of 100% of their Fixed Pay and to maintain this shareholding while an executive of ANZ. This guideline was introduced in June 2005. New executives will be expected to accumulate the required holdings within five years of appointment.

C2. Remuneration Structure Overview

The executive remuneration program (which includes the remuneration of senior managers, the company secretaries and other KMP) aims to differentiate remuneration on the basis of achievement against group, business unit and individual performance targets which are aligned to sustained growth in shareholder value using a balanced scorecard approach. The program comprises the following components:

•             Fixed Pay component: salary, non-monetary benefits and superannuation contributions. (Refer to C3)

•             Variable or “at risk” component (Refer to C4):

•           Short-Term Incentive (STI); and

•           Long-Term Incentive (LTI).

Depending on the competitive market, the proportion of remuneration “at risk” generally increases for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration.

Fixed Pay is set at the median of the market. STI and LTI payments for on target performance are also set at market median. The plan design allows for the opportunity to earn upper quartile total remuneration for significant out performance, and significantly reduced payment for underperformance. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C3. Fixed Remuneration

For most executives, Fixed Pay comprises cash salary, a superannuation contribution, and the remainder as nominated benefits. The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care, laptops and contributions towards the Employee Share Save Scheme.

Executive remuneration is reviewed annually based on individual performance and market data. ANZ operates with a midpoint targeted to the local market median being paid in the finance industry in the relevant global markets in which ANZ operates, and a range around this midpoint.

C4. Variable Remuneration

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (annually) and in the medium and long-term (3 years or more). The opportunities available to executives under ANZ’s variable reward programs are designed to reinforce the achievement of short and long term performance targets and to ensure remuneration competitiveness in the relevant markets in which they operate. Most executives participate in the short-term incentive (STI) plan detailed in section C4.1 and the long-term incentive (LTI) plan detailed in section C4.2.

Equity allocated under ANZ incentive schemes remains at risk until fully vested (in the case of Deferred Shares) or exercisable (in the case of Options or Performance Rights). As such, it is a condition of grant that no schemes are entered into that specifically protect the unvested value of shares, options and performance rights allocated. Doing so would constitute a breach of the grant conditions and would result in the forfeiture of the relevant shares or options. We also advise that all current disclosed directors and executives did not enter into (and are not currently involved in) any schemes to protect the value of their interests in any vested ANZ securities.

C4.1 Short-Term Incentives

ANZ’s STI approach supports our strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets. Most executives participate in the plan explained below. All STI plans are reviewed and approved by the People Committee.

Determination of STI Levels

The size of the overall pool available each year is based on performance against cash earnings per share (EPS) growth target. This pool is then spread between the Divisions based on their performance against a balanced scorecard of financial and qualitative measures, and then distributed to individuals based on relative performance. The Board is required to approve the STI Group and Division outcomes and the distribution of the STI pool amongst the Divisions.

Each executive has a target STI which is determined according to job size and market relativities. The size of the actual STI payment made at the end of each financial year to individuals may be at, above or below the target and this will be determined according to ANZ Group, Division and Individual Performance.

Individual performance objectives are set and aligned at the start of each financial year according to a balanced scorecard of measures at the Group, Division and Individual level. These measures are aligned with the achievement of ANZ’s overall balanced scorecard, and therefore considered the most appropriate measures for aligning with company performance.  Division and Individual objectives are a subset of the Group objectives, which ensures there is alignment of objectives throughout the executive population.

Performance objectives under ANZ’s balanced scorecard include a number of qualitative and quantitative measures which include, but are not limited to:

•             Financial Measures including: Economic Value Added (EVATM); Revenue, EPS and Net Profit After Tax

•             Customer Measures including: Customer Satisfaction and Market Share

•             Employee Engagement, Risk Management and Compliance Measures

•             Environment, Health & Safety and Community Measures.

Performance against these objectives is assessed at the end of the financial year and rewards are made based on performance against targets.

The STI is payable 100% in cash (except where specific business plans require otherwise). Executives are able to elect to sacrifice part or all of their incentive towards the purchase of ANZ shares which are restricted from sale for 12 months, or towards additional superannuation contributions. As the incentive amount has already been earned, there are no performance measures attached to the shares.

The target STI award level for disclosed executives is 100% of TEC in 2006 with a maximum STI award of 150% of TEC. For larger senior executive roles in the ANZ STI plan, the target STI is 67% of TEC, with a maximum of 100% of TEC, and for smaller senior executive roles the target is 43% of TEC and the maximum 65% of TEC. Note, the target and maximum STI amounts for larger and smaller senior executive roles may vary for customized incentive schemes.

C4.2 Long-Term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ remuneration to the attainment of sustained growth in shareholder value. LTI is delivered as 100% Performance Rights, with a single long-term performance measure.

A Performance Right is a right to acquire a share at nil cost, subject to meeting time and performance hurdles. Performance Rights are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return (TSR) outperforming peers. TSR represents the change in the value of a share plus the value of reinvested dividends paid. TSR was chosen as the most appropriate comparative measure as it focuses on the delivery of shareholder value and is a well understood and tested mechanism to measure performance.

The conditions under which Performance Rights are granted are approved by the Board in accordance with the rules of the ANZ Share Option Plan.

Each performance Right has the following features:

•             Performance rights held by eligible executives will be tested once only against the performance hurdle at the end of three years;

•             Subject to the performance hurdle being met, the executive has a two-year exercise period that commences three years after the grant date;

•             Upon exercise, each Performance Right entitles the executive to one ordinary share;

•             In case of dismissal for serious misconduct, Performance Rights are forfeited;

•             In case of resignation or termination on notice, only Performance Rights that become exercisable by the end of the notice period may be exercised;

•             In case of retrenchment or retirement, the Performance Rights will generally be performance tested at the date of termination, and where performance hurdles have been met, Performance Rights will vest on a pro-rata basis and a grace period provided in which to exercise;

•             In case of death or total & permanent disablement, the performance hurdle is waived and a grace period is provided in which to exercise all Performance Rights; and

•             A performance hurdle applies, which is explained below.

The proportion of Performance Rights that become exercisable will depend upon a single point testing of the TSR achieved by ANZ relative to the companies in the comparator group at the end of a three-year period. An averaging calculation will be used for TSR over a 90 day period for start and end values in order to reduce the impact of share price volatility.

Where median performance is achieved, executives’ total remuneration will typically be below market median for the financial services industry. 75th percentile performance is required for full vesting which enables executives to receive the full value of their LTI. To ensure an independent TSR measurement, ANZ engages the services of an external organization (Macquarie Financial Services) to calculate ANZ’s performance against the TSR hurdle.

Comparator Group

The peer group of companies against which ANZ’s TSR performance is measured, comprises the following companies:

•             AMP Limited

•             AXA Asia Pacific Holdings Limited

•             Commonwealth Bank of Australia

•             Insurance Australia Group Limited

•             Macquarie Bank Limited

•             National Australia Bank Limited

•             QBE Insurance Group Limited

•             St George Bank Limited

•             Suncorp-Metway Limited

•             Westpac Banking Corporation

The companies in this comparator group were chosen because they represent ANZ’s key competitors in the financial services industry, are an appropriate reference group for investors and are of sufficient size by market capitalization and weight in the ASX Top 50. Refer to section F11 for details pertaining to legacy LTI equity vehicles (which are yet to vest).

Size of LTI Grants

The size of individual LTI grants is determined by an individual’s level of responsibility, performance and the assessed potential of the executive. Typically, at the most senior levels the Target LTI value will range from around 13% to 28% of the individual’s target reward mix.

Executives are advised of their LTI dollar value, which is then converted into a number of Performance Rights based on a valuation. ANZ engages external experts (PricewaterhouseCoopers and Mercer Finance & Risk Consulting) to independently value the Performance Right, taking into account factors including the performance conditions, life of instrument, share price at grant date etc. These valuations are then reviewed by KPMG and the highest value is then approved by the Board as the allocation value. LTI allocations are made annually in or around November.

C5. Performance of ANZ

The table below shows ANZ’s annual performance over the five-year period spanning October 1, 2002 to September 30, 2006. The table illustrates the impact of ANZ’s performance on shareholder wealth, taking into account dividend payments, share price changes and other capital adjustments during the financial year.

Table 4	FY 2002	FY 2003	FY 2004	FY 2005	FY 2006 (1)
Basic Earnings Per Share (EPS)	141.4	142.4	153.1	160.9	200.0
NPAT ($m)	2,322	2,348	2,815	3,018	3,688
Total Dividend (cps)	85	95	101	110	125
Share price at 30 September ($)	16.88	17.17	19.02	24.00	26.86
Total Shareholder Return (%)	15.3	6.7	17.0	32.6	17.1

(1) Figures are based on AIFRS results

In table 4, ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has been shown for each individual financial year between 2002 and 2006.

Section D Chief Executive Officer’s Remuneration

D1. Chief Executive Officer (CEO) Remuneration Overview

The CEO (identified as a KMP) is ANZ’s only executive director. The structure of J McFarlane’s remuneration, which is in accordance with his employment agreement, is as follows:

Fixed pay: Consists of salary, benefits and superannuation contributions. Since October 2003, J McFarlane has elected to receive almost all of his Fixed Pay in the form of shares purchased under the Directors’ Share Plan. These shares are not subject to a performance condition as they are provided in place of cash remuneration at the CEO’s choice. However, they are subject to forfeiture in case of termination for serious misconduct.

Short-term Incentive: The Board sets J McFarlane’s balanced scorecard at the beginning of the financial year. The Board then assesses performance against these objectives at the end of the year to determine the appropriate incentive (relative to target). These objectives are aligned with the achievement of ANZ’s business plan, and are the most appropriate indicators of performance. These objectives include a number of quantitative and qualitative measures, which include (but are not limited to) financial, customer, people, environment and community measures. J McFarlane’s STI may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

Long-term Incentive: J McFarlane’s Long-Term Incentive is made up of Hurdled Options and Performance Shares as approved by shareholders at the 2001 and 2004 Annual General Meetings respectively. No equity was issued to J McFarlane in the 2006 financial year. The performance conditions pertaining to the Options and Performance Shares issued during the 2005 year are indicated in F11.1 Hurdled A options and F11.3 respectively. They are linked to Company performance and increasing shareholder value. There are no further LTI allocations under his existing employment contract.

The remuneration of J McFarlane for the year ended September 30, 2006 is set out in Table 1 in section A of this Remuneration Report. The mix of remuneration for J McFarlane under his current contract is made up as follows:

•             Fixed Remuneration of $2,200,000 per annum;

•             Target variable Short-Term Incentive of $2,200,000 per annum;

•             Long-Term Incentive of $2,600,000 granted on December 31, 2004 - one allocation only in 2005 financial year (based on valuation of 175,000 performance shares at issue). Note, the fair value of LTI equity granted since December 2003, and annualized over the period from grant date to contract end date is $1,530,000.

Variations to J McFarlane’s remuneration structure which will impact remuneration in future periods, require Board approval.

Shareholding Guideline

The Chief Executive Officer of ANZ is expected to accumulate ANZ shares, over a five year period, to the value of 200% of his Fixed Remuneration and to maintain this shareholding while CEO of ANZ. This shareholding guideline was introduced in September 2005.  The CEO is currently compliant, with 1,973,422 beneficially held shares.

D2. CEO’s Contract Terms

On October 26, 2004, the Company announced an extension to J McFarlane’s contract:

•             The term of the contract was extended by one year to September 30, 2007.   On December 5, 2006 John McFarlane’s contract was further extended to December 31, 2007 to facilitate transition;

•             In addition to mandatory superannuation contributions, the Company makes additional employer contributions of $300,000 per annum (effective from October 1, 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

•             J McFarlane was granted 175,000 Performance Shares on December 31, 2004.

A separate agreement, made on October 23, 2001, provides for reimbursements to J McFarlane for any additional tax liabilities that may arise on his UK Pension Plan holdings as a result of his continuing Australian residency. Under this agreement, ANZ reimburses J McFarlane for any additional tax liability incurred on his UK Pension Plan during his employment with ANZ, arising as a consequence of Australian Foreign Investment Fund rules. In the event of decreased Australian tax liabilities due to a decreased value in J McFarlane’s UK Pension Plan, the reduced liability will be used to offset potential subsequent reimbursements.

D3. CEO’s Retirements and Termination Benefits

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends December, 2007). If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions).

In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination. Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options and Performance Shares will be forfeited. In the event of termination on notice or agreed separation, all vested options and Performance Shares must be exercised within 6 months of the termination or agreed separation date, subject to meeting the relevant performance hurdles. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited. On resignation or termination on notice, shares held under the Directors Share Plan will be released. In accordance with J McFarlane’s contract variation (refer to section D2), J McFarlane’s nominated superannuation fund receives $300,000 per annum (effective from October 1, 2003, paid quarterly) in addition to mandatory superannuation contributions.

D4. CEO’s Participation in Equity Programs

Hurdled Options:

At the 2001 Annual General Meeting, four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. For options granted to the CEO, the exercise price is equal to the weighted average share price on the ASX during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles are indicated in section F11.1 (Hurdled A), and for Performance Shares in section F11.3. For options granted to the CEO, the life and exercise period may differ, as disclosed in F3.

Performance Shares:

175,000 Performance Shares were issued to J McFarlane on December 31, 2004 as part of his contract extension, as approved by shareholders at the 2004 Annual General Meeting. No dividends will be payable on the shares until they vest. Vesting will be subject to time and performance hurdles being satisfied as detailed in section F11.3. As these Performance Shares were granted as part of J McFarlane’s contract extension to September 30, 2007, as opposed to a new contract, the conditions of grant were aligned with those of the original contract (e.g. the vesting and exercise period) apart from the application of a TSR performance hurdle.

Given we expect the decisions and actions of J McFarlane to be based on long-term considerations (with the impact of decisions and actions to extend well beyond the end of his contract), the adoption of an exercise period (December 31, 2006 to December 31, 2009) that commences before and extends beyond his contract end date encourages a balanced focus. The performance hurdles ensure that full benefits are not achieved if targets are not met.

Directors’ Share Plan

J McFarlane participates in the Directors’ Share Plan, which is explained in Section B3.

Please refer to Section F for details of grants and holdings.

Section E. Disclosed Executives’ Contract Terms

Contractual terms are similar, but do, on occasion, vary to suit different needs. Section E1 details the contractual terms for those disclosed executives who are on open-ended contracts. Section E2 details the contractual terms for Sir J Anderson, who was on a fixed term contract. Note, the contract terms detail the structure of disclosed executive remuneration. Variations to the remuneration structure which will impact remuneration in future periods, requires Board approval.

E1. Open Ended Contracts: Dr RJ Edgar, BC Hartzer, GK Hodges, PJ Hodgson, PR Marriott and S Targett
Length of Contract	Open-ended

Fixed Remuneration	Remuneration consists of salary, mandatory employer superannuation contributions and benefits.

Short-Term Incentive	Eligible to participate. Refer to section C4.1 for details of short-term incentive arrangements.

Long-Term Incentive	Eligible to participate at the Board’s discretion – refer to section C4.2 for long-term incentive arrangements.

Resignation	Employment may be terminated by giving 6 months’ written notice. On resignation any options and unvested deferred shares will be forfeited.

Retirement	On retirement, shares and options are released in full.

Termination on Notice by ANZ

ANZ may terminate the executive’s employment by providing 12 months’ written notice or payment in lieu of the notice period based on Fixed Pay.

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

Redundancy

If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months Fixed Pay.

All STI deferred shares are released. All options granted since April 24, 2002 are released on a pro-rata basis. All LTI deferred shares are released on a pro-rata basis.

There is discretion to pay incentives on a pro-rata basis (depending on termination date and subject to business performance).

Death or Total and Permanent Disablement	All options and shares are released; pro-rata short-term incentive.

Termination for serious misconduct

ANZ may immediately terminate the executive’s employment at any time in the case of serious misconduct, and the employee will only be entitled to payment of Fixed Pay up to the date of termination. Payment of statutory entitlements of long service leave (only if minimum 15 years of service) and annual leave applies in all events of separation.

On termination for serious misconduct any options and any deferred shares still held in trust will be forfeited.

Other Aspects

S Targett: Subject to continued employment and the approval of the Board, four tranches to the value of $700,000 each of deferred shares to be granted at six month intervals in May and November in 2004 and 2005, and Hurdled Options with the value of $750,000 granted within 3 months of commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On Termination on Notice, sign-on options can be exercised as a pro-rata proportion to the period of employment. Sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.

E2. Fixed Term Contract (Sir J Anderson)

Length of Contract	Contract was effective from December 1, 2003 to September 30, 2005, and extended to April 15, 2006. Retired effective December 31, 2005.

Fixed Remuneration	The Fixed Pay package was NZD1,000,000 per annum and was inclusive of employer contributions to the superannuation fund.

Short-Term Incentive	STI payments were subject to both business and individual performance. The target payment was 50% of Fixed Pay.

Equity Participation

Zero Priced Options (ZPOs) were granted as part of Sir J Anderson’s contract under the ANZ Share Option Plan. A ZPO is a right to acquire a share at nil cost. They were designed to deliver equity to the CEO of the National Bank of New Zealand (NBNZ) and to meet the particular needs and circumstances at the time of the acquisition of NBNZ. Grants were fixed at NZD $500,000 worth of ZPOs annually, granted in two tranches per annum and with a nil exercise price. The ZPOs had no time based vesting criteria, and so were able to be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson was able to terminate his employment by giving 12 months’ written notice. On resignation any ZPOs not exercised as at the termination date would lapse.

Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at December 1, 2003, including Sir J Anderson. Under this policy, a payment was made to Sir J Anderson on his retirement equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution).

Termination on Notice by ANZ

The employment contract provided ANZ National Bank Limited with a right to terminate Sir J Anderson’s employment by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which had an end date of April 15, 2006). On termination on notice, any options could be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	Exercise any ZPOs; pro rata incentive.

Termination for serious misconduct

The employment contract provided ANZ National Bank Limited with a right to terminate Sir J Anderson’s employment at any time without notice for serious misconduct, on the basis that Sir J Anderson would have been entitled to payment up to the date of termination. On termination for serious misconduct any ZPOs which had not been exercised as at the termination date would lapse.

E3. Participation in Equity Programs

A number of shares and options are granted to executives under the remuneration programs detailed in Section C. For disclosed executives, details of all grants made during the year and legacy LTI programs are listed in Section F. Aggregate holdings of shares and options are also shown. The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years.

Section F. Equity Instrument Relating to Directors and Specified Executives

F1. Shareholdings of Non-Executive Directors (Including Movements During the 2005 & 2006 Years)
2006 Financial Year	Balance of	Shares	Shares resulting	Balance of	Balance of
	shares as at	acquired during	from any other	shares held as	shares held as
	Oct 1,	the year in lieu	change during	at Sept 30,	at report
Name	2005 (1)	of salary (2)	the year (3)	2006 (1,4)	sign-off date (1)
CB Goode	535,637	26,046	65,345	627,028	648,003
G Clark	5,000	1,920	—	6,920	8,501
RS Deane	75,364	—	—	75,364	75,364
JK Ellis	91,196	1,614	22,000	114,810	115,951
DM Gonski	54,904	2,534	11,510	68,948	68,948
MA Jackson	93,297	—	—	93,297	93,297
DE Meiklejohn	5,156	—	2,000	7,156	7,156
JP Morschel	5,502	1,920	—	7,422	9,003

2005 Financial Year	Balance of	Shares	Shares resulting	Balance of	Balance of
	shares as at	acquired during	from any other	shares held as	shares held as
	Oct 1,	the year in lieu	change during	at Sept 30,	at report
Name	2004 (1)	of salary (2)	the year (3)	2005 (1,5)	sign-off date (1)
CB Goode	502,464	20,781	12,392	535,637	559,451
G Clark (6)	2,000	—	3,000	5,000	6,766
JC Dahlsen (retired February 3, 2005)	121,915	—	(8,441)	113,474	113,474
RS Deane	75,364	—	—	75,364	75,364
JK Ellis	84,476	1,703	5,017	91,196	115,042
DM Gonski (7)	52,612	2,055	237	54,904	67,892
MA Jackson	93,297	—	—	93,297	93,297
DE Meiklejohn (8)	2,656	—	2,500	5,156	6,326
JP Morschel	4,000	1,502	—	5,502	7,268
BW Scott (retired April 23, 2005)	72,475	—	(6,494)	65,981	65,981

(1)            Balance of shares held at October 1, 2004/2005, September 30, 2005/2006, November 2, 2005 and November 1, 2006, includes directly held shares, nominally held shares and shares held by related parties.

(2)            All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan).

(3)            Other shares resulting from any other changes during the year include the net result of any shares purchased/sold or acquired under the Dividend Reinvestment Plan.

(4)            The following shares were nominally held as at September 30, 2006: CB Goode – 408,553; G Clark – 1,920; RS Deane – 73,000; JK Ellis – 47,898; DM Gonski – 66,076; MA Jackson – 10,632; DE Meiklejohn – 4,654; JP Morschel – 3,422.

(5)            The following shares were nominally held as at September 30, 2005: CB Goode – 141,860; RS Deane – 73,000; JK Ellis – 23,900; DM Gonski – 52,159; MA Jackson – 10,632; DE Meiklejohn – 2,656; JP Morschel – 1,502.

(6)            Shareholding for G Clark includes 3,000 shares held by G Clark’s related party previously omitted.

(7)            Balance of shares held as at report sign-off date (2005) includes shares purchased on October 27, 2005 under the Directors’ Retirement Benefit scheme previously omitted for JK Ellis and DM Gonski.

(8)            Shareholding excludes shares held through JB Were and RBC investment products previously disclosed.

F2. Shareholdings of CEO (Including Movements During the 2005 & 2006 Years)
	Balance of shares as Oct 1, 2005/2006 (1)	Share acquired during the year in lieu of salary (2)	Performance shares granted during the year (3,4)	Value of performance shares granted during the year (5) $	Shares acquired during the year through the exercise of options (6)	Shares resulting from any other change during the year (7)	Balance of shares held at Sep 30, 2005/2006 (1,8)	Balance of shares held as at report sign-off date (1)
2006	1,819,715	81,118	—	—	2,000,000	(1,927,411)	1,973,422	2,074,993
2005	1,690,507	89,995	175,000	2,628,500	500,000	(635,787)	1,819,715	1,820,056

(1)            Balance of shares held at October 1, 2004/2005, September 30, 2005/2006, November 2, 2005 and November 1, 2006 includes directly held shares, nominally held shares and shares held by related parties.

(2)            All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan).

(3)            The grant of performance shares on December 31, 2004 was approved by shareholders at the 2004 AGM, with the earliest vesting date being December 31, 2006. Refer to section F11.3 for further information.

(4)            Nil performance shares forfeited or vested. The maximum amortization balance is $331,263 for subsequent financial years, however the value will be nil if the minimum performance hurdle is not achieved.

(5)            The fair value of performance shares granted during the 2005 financial year (and approved at the 2004 AGM) is based on the fair value of the shares as at December 31, 2004 ($15.02) multiplied by the number granted.

(6)            All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001).

(7)            Other shares resulting from any other changes during the 2005 / 2006 years include the net result of any shares purchased, sold, or acquired under the Dividend Reinvestment Plan. For 2005, it also includes those shares received on October 28, 2004 in regards to the 2004 incentive (for the period ending September 30, 2004), and for 2006 it includes those shares received on October 31, 2005 in regards to the 2005 incentive (for the period ending September 30, 2005)

(8)            1,270,176 shares were held nominally as at September 30, 2005 and 1,486,294 shares as at September 30, 2006.

F3. Options Granted to CEO (1)

Financial Year	2005	2006
	[shown in bold]	[shown in italics]
Type of options	Grant date	First date exercisable	Date of expiry (4)	Exercise price (5) $	Number granted (6,7)	Number vested during the 2005/2006 FY	Percentage that vested during the 2005/2006 FY%	Vested and excercisable as at Sept 30 2005/2006	Vested and unexercisable as at Sept 30 2005/2006
Hurdled (2)	Dec 31, 2001	Dec 31, 2004	Dec 31, 2005	16.48	500,000	500,000	100	—	—
Hurdled A	Dec 31, 2001	Dec 31, 2003	Dec 31, 2007	16.80	500,000	—	—	500,000	—
Hurdled A	Dec 31, 2002	Dec 31, 2004	Dec 31, 2007	16.69	1,000,000	1,000,000	100	500,000	500,000	(8)
Hurdled A	Dec 31, 2003	Dec 31, 2005	Dec 31, 2008	17.48	1,000,000	1,000,000	100	—	—
Hurdled A (3)	Dec 31, 2004	Dec 31, 2006	Dec 31, 2008	20.49	500,000	—	—	—	—
Total					3,500,000	2,500,000		1,000,000	500,000

(1)            All options granted to the CEO have been approved by shareholders (December 1999 and December 2001).

(2)            The options may be exercised only if the “ANZ Accumulation Index” over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the “ASX 100 Accumulation Index” calculated over the same period. Refer to section F11.1 for Hurdled A details.

(3)            The fair value per option at the December 31, 2004 grant date is $1.98. Refer to section F9 for details of the valuation methodology and inputs.

(4)            Treatment of options on termination of employment is explained in section D3 of the Remuneration Report.

(5)            The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s Annual General Meeting. Note, the original exercise price of options issued prior to the Renouncable Rights issue in November 2003 have been reduced by 72 cents, because of the dilution of share capital associated with the Renouncable Rights issue.

(6)            Nil options forfeited or expired during the period.

(7)            The maximum amortization balance is $124,767 for subsequent financial years, however the value will be nil if the minimum performance hurdles are not achieved.

(8)            The options have met the time vesting hurdle, however only 50% of the 1 million granted have passed the performance hurdle at this stage.

F4. Option Holdings of CEO (Including Movements During The 2005 & 2006 Years) (1)

Type of options	Balance as at Oct 1 2005/2006	Granted during the year as remuneration (1)	Value of options granted during the year (2) $	Exercised during the year	Date of exercise of options	Number of ordinary shares issued on exercise of options	Value of options exercised during the year (3) $	Share price on date of exercise of options	Amount paid per share $	Balance as at Sept 30 2005/2006	Total value of options granted and exercised during the year $
2006
Hurdled	3,000,000	—	—	500,000	Jul 03, 2006	500,000	4,955,000	26.71	16.80	1,000,000	4,955,000
				500,000	Jul 04, 2006	500,000	5,030,000	26.75	16.69		5,030,000
				1,000,000	Aug 31, 2006	1,000,000	9,730,000	27.21	17.48		9,730,000
2005
Hurdled	3,000,000	500,000	990,000	500,000	Aug 08, 2005	500,000	2,530,000	21.54	16.48	3,000,000	3,520,000

(1)            All options granted to the CEO have been approved by shareholders (December 1999 and December 2001).

(2)            The value of options granted during the 2005 year is based on the fair value of the option ($1.98) multiplied by the number granted. Refer to section F9 for details of the valuation methodology and inputs.

(3)            The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

F5. Deferred Shares Granted to Disclosed Executives

LTI Deferred Shares (1)

Financial Year	2005	2006
	[shown in bold]	[shown in italics]
Name	Grant date	Vesting date	Number granted (2,3)	Value of deferred shares granted during the 2005 or 2006 year (4) $	Number that vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year %
Dr RJ Edgar	Oct 24, 2001	Oct 24, 2004	2,700		2,700	100
	Apr 24, 2002	Apr 24, 2005	3,200		3,200	100
	Oct 23, 2002	Oct 23, 2005	7,600		7,600	100
	May 20, 2003	May 20, 2006	8,500		8,500	100
	Nov 05, 2003	Nov 05, 2006	8,889		—	—
	Nov 05, 2003	Nov 05, 2006	25,000		—	—
	May 11, 2004	May 11, 2007	8,452		—	—
	Nov 05, 2004	Nov 05, 2007	6,519	134,941	—	—
	Nov 05, 2004	Nov 05, 2007	26,000	538,189	—	—
Total			96,860	673,130	22,000	23
E Funke Kupper	Oct 24, 2001	Oct 24, 2004	6,000		6,000	100
	Apr 24, 2002	Apr 24, 2005	4,500		4,500	100
	Oct 23, 2002	Oct 23, 2005	8,000		8,000	100
	May 20, 2003	May 20, 2006	6,800		6,800	100
	Nov 05, 2003	Nov 05, 2006	6,838		—	—
	May 11, 2004	May 11, 2007	6,256		—	—
	Nov 05, 2004	Nov 05, 2007	6,018	124,570	—	—
Total			44,412	124,570	25,300	57
BC Hartzer	Oct 24, 2001	Oct 24, 2004	2,800		2,800	100
	Apr 24, 2002	Apr 24, 2005	4,600		4,600	100
	Oct 23, 2002	Oct 23, 2005	6,600		6,600	100
	May 20, 2003	May 20, 2006	6,500		6,500	100
	Nov 05, 2003	Nov 05, 2006	7,408		—	—
	May 11, 2004	May 11, 2007	7,135		—	—
	Nov 05, 2004	Nov 05, 2007	9,127	188,925	—	—
Total			44,170	188,925	20,500	46
GK Hodges	Oct 24, 2001	Oct 24, 2004	1,000		1,000	100
	Apr 24, 2002	Apr 24, 2005	1,400		1,400	100
	Oct 23, 2002	Oct 23, 2005	3,800		3,800	100
	May 20, 2003	May 20, 2006	6,500		6,500	100
	Nov 05, 2003	Nov 05, 2006	5,699		—	—
	May 11, 2004	May 11, 2007	6,586		—	—
	Nov 05, 2004	Nov 05, 2007	7,522	155,702	—	—
Total			32,507	155,702	12,700	39
PJ Hodgson	Apr 24, 2002	Apr 24, 2005	800		800	100
	Oct 23, 2002	Oct 23, 2005	900		900	100
	May 20, 2003	May 20, 2006	1,000		1,000	100
	Nov 05, 2003	Nov 05, 2003	1,097		—	—
	May 11, 2004	May 11, 2007	1,111		—	—
	Nov 05, 2004	Nov 05, 2007	1,974	40,822	—	—
	Dec 08, 2004	Dec 08, 2007	12,481	248,402	—	—
Total			19,363	289,224	2,700	14
PR Marriott	Oct 24, 2001	Oct 24, 2004	5,700		5,700	100
	Apr 24, 2002	Apr 24, 2005	5,500		5,500	100
	Oct 23, 2002	Oct 23, 2005	9,300		9,300	100
	May 20, 2003	May 20, 2006	9,100		9,100	100
	Nov 05, 2003	Nov 05, 2006	9,573
	May 11, 2004	May 11, 2007	9,275
	Nov 05, 2004	Nov 05, 2007	8,475	175,429
Total			56,923	175,429	29,600	52
S Targett	Nov 05, 2004	Nov 05, 2007	6,519	134,941	—	—

(1)            LTI deferred shares were last granted under the ANZ Long—Term Incentive Program in the 2005 year, and therefore were not granted in the 2006 year. LTI is now delivered in the form of Performance Rights (refer to section C4.2). The LTI deferred shares are restricted for 3 years and may be held in trust beyond this time. Refer to section F11.2 of the Remuneration Report for more details.

(2)            Nil shares forfeited during the 2005 & 2006 years.

(3)            The maximum amortization balance for each executive for subsequent financial years is as follows: Dr RJ Edgar $296,805; BC Hartzer $99,681; GK Hodges $84,525; PJ Hodgson $118,134; PR Marriott $103,853; S Targett $49,417.

(4)            The value of shares granted during the 2005 year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted.

STI Deferred Shares (1)

Financial Year	2005	2006
	[shown in bold]	[shown in italics]
Name	Grant date	Vesting date	Number granted (2,3)		Value of deferred shares granted during the year $	Number that vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year %
Dr RJ Edgar	Oct 24, 2001	Oct 24, 2004	3,891			3,891	100
	Apr 24, 2002	Apr 24, 2005	4,302			4,302	100
	Oct 23, 2002	Oct 23, 2005	6,423			6,423	100
	May 20, 2003	May 20, 2006	5,622			5,622	100
	Nov 05, 2003	Nov 05, 2006	6,781			—	—
	May 11, 2004	May 11, 2007	7,683			—	—
Total			34,702		—	20,238	58
E Funke Kupper	Oct 24, 2001	Oct 24, 2004	6,510			6,510	100
	Apr 24, 2002	Apr 24, 2005	5,724			5,724	100
	Oct 23, 2002	Oct 23, 2005	8,554			8,554	100
	May 20, 2003	May 20, 2006	4,148			4,148	100
	Nov 05, 2003	Nov 05, 2006	7,636			—	—
	May 11, 2004	May 11, 2007	7,052			—	—
Total			39,624		—	24,936	63
BC Hartzer	Oct 24, 2001	Oct 24, 2004	7,058			7,058	100
	Apr 24, 2002	Apr 24, 2005	6,364			6,364	100
	Oct 23, 2002	Oct 23, 2005	4,457			4,457	100
	May 20, 2003	May 20, 2006	1,992			1,992	100
	Nov 05, 2003	Nov 05, 2006	7,322			—	—
	May 11, 2004	May 11, 2007	7,244			—	—
Total			34,437		—	19,871	58
GK Hodges	Oct 24, 2001	Oct 24, 2004	3,128			3,128	100
	Apr 24, 2002	Apr 24, 2005	3,324			3,324	100
	Oct 23, 2002	Oct 23, 2005	4,761			4,761	100
	May 20, 2003	May 20, 2006	4,503			4,503	100
	Nov 05, 2003	Nov 05, 2006	5,129			—	—
	May 11, 2004	May 11, 2007	5,653			—	—
Total			26,498		—	15,716	59
PJ Hodgson	Apr 24, 2002	Apr 24, 2005	4,888			4,888	100
	Oct 23, 2002	Oct 23, 2005	8,305			8,305	100
	May 20, 2003	May 20, 2006	4,776			4,776	100
	Nov 05, 2003	Nov 05, 2006	7,835			—	—
	May 11, 2004	May 11, 2007	9,330			—	—
	Nov 05, 2004	Nov 05, 2005	4,262	(4)		4,262	100
Total			39,396		—	22,231	56
PR Marriott	Oct 24, 2001	Oct 24, 2004	5,963			5,963	100
	Apr 24, 2002	Apr 24, 2005	5,475			5,475	100
	Oct 23, 2002	Oct 23, 2005	8,527			8,527	100
	May 20, 2003	May 20, 2006	5,403			5,403	100
	Nov 05, 2003	Nov 05, 2006	7,978			—	—
	May 11, 2004	May 11, 2007	9,604			—	—
Total			42,950		—	25,368	59

(1)            STI deferred shares issued were granted under a historical ANZ Short—Term Incentive Program. (STI is now delivered generally as 100% cash, therefore no STI deferred shares were granted to the Executives during the year. Refer to section C4.1). STI deferred shares are restricted for 3 years and may be held in trust beyond this time.

(2)            Nil shares forfeited during the 2005 & 2006 years.

(3)            The maximum amortization balance for each executive for subsequent financial years is as follows: Dr RJ Edgar $32,162; BC Hartzer $30,848; GK Hodges $23,743; PJ Hodgson $38,831 and PR Marriott $39,922.

(4)            These STI deferred shares were granted as part of the Institutional Bonus Scheme in 2004. 20% of bonus amounts in excess of $125,000 were delivered as one year deferred shares.

Other deferred shares

Other Deferred Shares(1)

Financial Year	2005	2006
	[shown in bold]	[shown in italics]
Name	Grant date	Vesting date	Number granted (2,3)	Value of deferred shares granted during the 2005 or 2006 year (4) $
S Targett	May 11, 2004	May 11, 2007	38,419	n/a
	Nov 05, 2004	Nov 05, 2007	35,105	726,659
	May 13, 2005	May 13, 2008	32,080	707,339
	Nov 07, 2005	Nov 07, 2008	29,838	703,282
Total			135,442	2,137,280

(1)            Other shares issued to S Targett relate to the issue of deferred shares (four tranches to the value of $700,000 each issued at 6 month intervals in May and November in 2004 and 2005, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer upon commencement with ANZ.

(2)            Nil shares forfeited or vested during the 2005 & 2006 years.

(3)            The maximum amortization balance is $1,282,669 for subsequent financial years.

(4)            The value of shares granted during the 2005 year is based on the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted, multiplied by the number granted.

F6. Shareholdings of Disclosed Executives (Including Movements During the 2005 & 2006 Years)

2006 Financial Year

Name	Balance of shares as at Oct 1, 2005 (1)	Shares granted during the year as remuneration	Number of shares acquired during the year through exercise of options	Shares resulting from any other change during the year (2)	Balance of shares held as at Sep 30, 2006 (1,3)
Dr RJ Edgar	421,733	—	—	—	421,733
E Funke Kupper (5)	189,892	—	—	(89,450)	100,442
BC Hartzer	88,638	—	—	7,445	96,083
GK Hodges	171,919	—	67,400	—	239,319
PJ Hodges	59,557	—	—	(5,798)	53,759
PR Marriott	641,633	—	168,000	(149,120)	660,513
S Targett	113,123	29,838	—	—	142,961

2005 Financial Year

Name	Balance of shares as at Oct 1, 2004 (1)	Shares granted during the year as remuneration	Number of shares acquired during the year through exercise of options	Shares resulting from any other change during the year (2)	Balance of shares held as at Sep 30, 2006 (1,4)
Sir J Anderson	12,022	—	22,370	—	34,392
Dr RJ Edgar	384,214	32,519	75,000	(70,000)	421,733
E Funke Kupper (5)	185,008	6,018	134,000	(135,134)	189,892
BC Hartzer (6)	79,046	9,127	—	465	88,638
GK Hodges	164,397	7,522	55,000	(55,000)	171,919
PR Marriott	677,867	8,475	80,000	(124,709)	641,633
S Targett	38,419	73,704	—	1,000	113,123

(1)            Balance of shares held at October 1, 2004/2005 and September 30, 2005/2006, include directly held shares, nominally held shares and shares held by related parties.

(2)            Other shares resulting from any other changes during the year include the net result of any shares purchased, or sold or any acquired under the Dividend Reinvestment Plan.

(3)            The following shares were held nominally as at September 30, 2006: Dr RJ Edgar – 213,510; E Funke Kupper – 0; BC Hartzer – 78,607; GK Hodges – 104,012; PJ Hodgson – 53,759; PR Marriott – 177,930; S Targett – 141,961.

(4)            The following shares were held nominally as at September 30, 2005: Sir J Anderson – 55; Dr RJ Edgar – 213,510; E Funke Kupper – 189,242; BC Hartzer – 78,607; GK Hodges – 104,012; PR Marriott – 177,930; S Targett – 112,123.

(5)            Amounts shown do not include ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS). Elmer Funke Kupper held 500 ANZ StEPS as at October 1, 2005; this holding remained unchanged up to and including September 30, 2006. No other disclosed executives held ANZ StEPS.

(6)            Shareholding for GK Hodges includes 25,000 shares held by GK Hodges’s related party previously omitted.

F7. Options Granted to Disclosed Executives (1)

Financial Year	2005	2006
	[shown in bold]	[shown in italics]
Name	Type of options (2)	Grant date	First date exercisable	Date of expiry (3)	Exercise price (4,5) $	Number granted (6,7)	Number vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year %	Vested and exercisable as at 30 Sept 2005 or 2006
Sir J Anderson	Zero–Priced	Nov 5, 04	Nov 5, 04	Nov 5, 06	—	11,699	11,699	100	—
	Zero–Priced	May 13, 05	May 13, 05	May 12, 07	—	10,671	10,671	100	—
Total						22,370	22,370	100	—
Dr RJ Edgar	Hurdled A	Oct 24, 01	Oct 25, 04	Oct 24, 08	16.33	34,000	34,000	100	—
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	41,000	41,000	100	—
	Index Linked	Oct 23, 02	Oct 23, 05	Oct 22, 09	17.34	125,000	125,000	100	—
	Index Linked	May 20, 03	May 20, 06	May 19, 10	17.60	147,000	147,000	100	—
	Hurdled A	Nov 05, 03	Nov 05, 06	Nov 4, 10	17.55	66,666	—	—	—
	Hurdled A	May 11, 04	May 11, 07	May 10, 11	18.22	63,115	—	—	—
	Hurdled B	Nov 5, 04	Nov 05, 07	Nov 04, 11	20.68	52,000	—	—	—
	Performance Rights	Nov 18, 05	Nov 19, 08	Nov 18, 10	0.00	60,346	—	—	—
Total						589,127	347,000	59
E Funke Kupper(8)	Hurdled A	Oct 24, 01	Oct 25, 04	Oct 24, 08	16.33	77,000	77,000	100	—
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	57,000	57,000	100	—
	Index Linked	Oct 23, 02	Oct 23, 05	Oct 22, 09	17.34	131,000	131,000	100	—
	Index Linked	May 20, 03	May 20, 06	May 19, 10	17.60	119,000	119,000	100	—
	Hurdled A	Nov 5, 03	Nov 05, 06	Nov 04, 10	17.55	51,282	—	—	—
	Hurdled A	May 11, 04	May 11, 07	May 10, 11	18.22	46,722	—	—	—
	Hurdled B	Nov 5, 04	Nov 5, 07	Nov 4, 11	20.68	48,000	—	—	—
	Performance Rights	Nov 18, 05	Nov 19, 08	Nov 18, 10	0.00	45,518	—	—	—
Total						575,522	384,000	67	—
BC Hartzer	Hurdled A	Apr 24, 01	Apr 25, 04	Apr 24, 08	12.98	42,000	—	—	42,000
	Hurdled A	Oct 24, 01	Oct 24, 04	Oct 24, 08	16.33	36,000	36,000	100	36,000
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	59,000	59,000	100	59,000
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	50,000	50,000	100	50,000
	Index Linked	Oct 23, 02	Oct 23, 05	Oct 22, 09	17.34	109,000	109,000	100	—
	Index Linked	May 20, 03	May 20, 06	May 19, 10	17.60	113,000	113,000	100	—
	Hurdled A	Nov 05, 03	Nov 05, 06	Nov 04, 10	17.55	55,555	—	—	—
	Hurdled A	May 11, 04	May 11, 07	May 10, 11	18.22	53,279	—	—	—
	Hurdled B	Nov 05, 04	Nov 05, 07	Nov 04, 11	20.68	72,800	—	—	—
	Performance Rights	Nov 18, 05	Nov 19, 08	Nov 18, 10	0.00	64,656	—	—	—
Total						655,290	367,000	56	187,000
GK Hodges	Hurdled A	Oct 24, 01	Oct 25, 04	Oct 24, 08	16.33	13,000	13,000	100	—
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	17,400	17,400	100	17,400
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	50,000	50,000	100	50,000
	Index Linked	Oct 23, 02	Oct 23, 05	Oct 22, 09	17.34	63,000	63,000	100	—
	Index Linked	May 20, 03	May 20, 06	May 19, 10	17.60	113,000	113,000	100	—
	Hurdled A	Nov 05, 03	Nov 05, 06	Nov 04, 10	17.55	42,735	—	—	—
	Hurdled A	May 11, 04	May 11, 07	May 10, 11	18.22	49,181	—	—	—
	Hurdled B	Nov 5, 04	Nov 5, 07	Nov 4, 11	20.68	60,000	—	—	—
	Performance Rights	Nov 18, 05	Nov 19, 08	Nov 18, 10	0.00	60,346	—	—	—
Total						468,662	256,400	55	67,400
PJ Hodgson	Hurdled A	Oct 24, 01	Oct 25, 04	Oct 24, 08	16.33	9,000	9,000	100	9,000
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	9,600	9,600	100	9,600
	Index Linked	Oct 23, 02	Oct 23, 05	Oct 22, 09	17.34	14,700	14,700	100	—
	Index Linked	May 20, 03	May 20, 06	May 19, 10	17.60	17,200	17,200	100	—
	Hurdled A	Nov 5, 03	Nov 05, 06	Nov 04, 10	17.55	8,221	—	—	—
	Hurdled A	May 11, 04	May 11, 07	May 10, 11	18.22	8,300	—	—	—
	Hurdled B	Nov 05, 04	Nov 5, 07	Nov 04, 11	20.68	15,750	—	—	—
	Performance Rights	Nov 18, 05	Nov 19, 08	Nov 18, 10	0.00	51,725	—	—	—
Total						134,496	50,500	38	18,600

Financial Year	2005	2006
	[shown in bold]	[shown in italics]
Name	Type of options (2)	Grant date	First date exercisable	Date of expiry (3)	Exercise price (4,5)	Number granted (6,7)	Number vested during the 2005 or 2006 year	Percentage that vested during the 2005 or 2006 year	Vested and exercisable as at 30 Sept 2005 or 2006
					$			%
PR Marriott	Hurdled A	Feb 23, 00	Feb 23, 03	Feb 22, 07	9.39	25,000	—	—	25,000
	Hurdled A	Nov 21, 00	Nov 22, 03	Nov 21, 07	13.62	170,000	—	—	170,000
	Hurdled A	Apr 24, 01	Apr 25, 04	Apr 24, 08	12.98	80,000	—	—	—
	Hurdled A	Oct 24, 01	Oct 25, 04	Oct 24, 08	16.33	73,000	73,000	100	73,000
	Hurdled A	Apr 24, 02	Apr 24, 05	Apr 24, 09	18.03	70,000	70,000	100	70,000
	Index Linked	Oct 23, 02	Oct 23, 05	Oct 22, 09	17.34	153,000	153,000	100	—
	Index Linked	May 20, 03	May 20, 06	May 19, 10	17.60	158,000	158,000	100	—
	Hurdled A	Nov 05, 03	Nov 05, 06	Nov 04, 10	17.55	71,794	—	—	—
	Hurdled A	May 11, 04	May 11, 07	May 10, 11	18.22	69,263	—	—	—
	Hurdled B	Nov 05, 04	Nov 05, 07	Nov 04, 11	20.68	67,600	—	—	—
	Performance Rights	Nov 18, 05	Nov 19, 08	Nov 18, 10	0.00	62,501	—	—	—
Total						1,000,158	454,000	45	338,000
S Targett(9)	Hurdled A	May 11, 04	May 11, 07	May 10, 11	18.22	307,377	—	—	—
	Hurdled B	Nov 05, 04	Nov 05, 07	Nov 04, 11	20.68	52,000	—	—	—
	Performance Rights	Nov 18, 05	Nov 19, 08	Nov 18, 10	0.00	64,657	—	—	—
Total						424,034	—	—	—

(1)    Options granted pertains to those options granted, vested or exercised during the year, options yet to vest and any unexercised options.

(2)    Refer to section F11.1 for more details pertaining to hurdled A, hurdled B and index linked options. Refer to section E2 for further information on zero priced options granted to Sir J Anderson.

(3)    Treatment of options on termination of employment is explained in section E of the Remuneration Report.

(4)    The exercise price for hurdled A & B options and index linked options is equal to the weighted average share price over the 5 trading days up to and including the grant date. The exercise price for zero—priced options and performance rights is nil. Note, the original exercise price of options issued prior to the Renounceable Rights issue in November 2003 have been reduced by 72 cents, because of the dilution of share capital associated with the Renounceable Rights issue. Given index—linked options have a dynamic exercise price, the original exercise price is shown in F7 (refer to F11.1 for more details).

(5)    Refer to section F9 for details of the valuation methodology and inputs.

(6)    For the 2005 report, no additional options were granted in the period up to and including November 2, 2005. For the 2006 report, Performance Rights were granted on October 24, 2006 (before the report sign—off date). The allocation price was $13.08 with an expiry date of 5 years from the date of grant. The number of Performance Rights granted to each disclosed executive is as follows: Dr RJ Edgar 45,872; BC Hartzer 64,985; GK Hodges 57,340; PJ Hodgson 45,872; PR Marriott 57,340; S Targett 57,340. These amounts relate to the 2007 financial year.

(7)    The maximum amortization balance for each executive for subsequent financial years is as follows: Dr RJ Edgar $584,181; BC Hartzer $633,200; GK Hodges $582,742; PJ Hodgson $447,821; PR Marriott $619,771; S Targett $736,140. The value will be nil however, if the minimum performance hurdles are not achieved.

(8)    E Funke Kupper forfeited 441,522 options (unexercised options granted from October 23, 2002) in 2006 at the time of resignation.

(9)    S Targett was granted Hurdled Options to compensate for the loss of equity from S Targett’s previous employer.

F8. Option Holdings of Disclosed Executives (Including Movements During the 2005 & 2006 years)

2006 Financial Year

Name	Type of options	Balance as at Oct 1, 2005	Granted during the year as remuneration	Resulting from any other change during year(2)	Value of options granted during the year (1)	Exercised during the year
					$
Dr RJ Edgar	Hurdled	181,781	—	—	—	—

	Index-Linked	272,000	—	—	—	—
	Performance Rights	—	60,346	—	—	—
E Funke Kupper	Hurdled	146,004	—	(146,004)	—	—

	Index-Linked	250,000	—	(250,000)	—	—
	Performance Rights	—	45,518	(45,518)	—	—
BC Hartzer	Hurdled	368,634	—	—	—	—
	Index-Linked	222,000	—	—	—	—
	Performance Rights	—	64,656	—	—	—
GK Hodges	Hurdled	219,316	—	—	—	17,400
						50,000
	Index-Linked	176,000	—	—	—	—
	Performance Rights	—	60,346	—	—	—
PJ Hodgson	Hurdled	50,871	—	—	—	—

	Index-Linked	31,900	—	—	—	—
	Performance Rights	—	51,725	—	—	—
PR Marriott	Hurdled	546,657	—	—	—	25,000
						73,000
						70,000
	Index-Linked	311,000	—	—	—	—
	Performance Rights	—	62,501	—	—	—
	Other(4)	11,442	—	—	—	—
S Targett	Hurdled	359,377	—	—	—	—
	Performance Rights	—	64,657	—	—	—

2005 Financial Year

Name	Type of options	Balance as at Oct 1, 2004	Granted during the year as remuneration	Resulting from any other change during year	Value of options granted during the year (1)	Exercised during the year
					$
Sir J Anderson	Zero-priced	—	22,370	—	477,452	11,699
						10,671
Dr RJ Edgar	Hurdled	204,781	52,000	—	130,000	34,000
						41,000
	Index-Linked	272,000	—	—	—	—
E Funke Kupper	Hurdled	232,004	48,000	—	120,000	77,000
						57,000
	Index-Linked	250,000	—	—	—	—
BC Hartzer	Hurdled	295,834	72,800	—	182,000	—
	Index-Linked	222,000	—	—	—	—
GK Hodges	Hurdled	214,316	60,000	—	150,000	26,000
						16,000
						13,000
	Index-Linked	176,000	—	—	—	—
PR Marriott	Hurdled	559,057	67,600	—	169,000	80,000
	Index-Linked	311,000	—	—	—	—
	Other (4)	11,000	—	442	—	—
S Targett	Hurdled	307,377	52,000	—	130,000	—

(1)            The value of options granted during the year is based on the fair value of the option multiplied by the number granted. Refer to section F9 for details of the valuation methodology and inputs.

(2)            Refers to forfeiture of options upon resignation for E Funke Kupper. Value of options on forfeiture was $2,229,912.

(3)            The value per option used in this calculation is based on the difference between the volume weighted average price of the Company’s shares traded on the ASX on the day the options were exercised, and the exercise price. This is then multiplied by the number granted.

2006 Financial Year

Name	Type of options	Date of exercise of options	Number of ordinary shares issued on exercise of options	Value of options exercised during the year (3)	Share price on date of exercise of options	Amount paid per share	Balance as at Sep 30, 2006 (5)
				$	$	$
Dr RJ Edgar	Hurdled	n/a	—	n/a	n/a	n/a	181,781
		n/a	—	n/a	n/a	n/a
	Index-Linked	—	—	—	—	—	272,000
	Performance Rights	—	—	—	—	—	60,346
E Funke Kupper	Hurdled	—	—	—	—	—	—
		—	—	—	—	—	—
	Index -Linked	—	—	—	—	—	—
	Performance Rights	—	—	—	—	—	—
BC Hartzer	Hurdled	—	—	—	—	—	368,634
	Index-Linked	—	—	—	—	—	222,000
	Performance Rights	—	—	—	—	—	64,656
GK Hodges	Hurdled	May 17, 06	17,400	158,166	27.12	18.03	151,916
		May 17, 06	50,000	454,500	27.12	18.03
	Index-Linked	—	—	—	—	—	176,000
	Performance Rights	—	—	—	—	—	60,346
PJ Hodgson	Hurdled	—	—	—	—	—	50,871
		—	—	—	—	—
	Index-Linked	—	—	—	—	—	31,900
	Performance Rights	—	—	—	—	—	51,725
PR Marriott	Hurdled	Nov 10, 05	25,000	342,000	23.07	9.39	378,657
		Nov 11, 05	73,000	511,730	23.34	16.33	—
		Nov 11, 05	70,000	371,700	23.34	18.03	—
	Index-Linked	—	—	—	—	—	311,000
	Performance Rights	—	—	—	—	—	62,501
	Other(4)	—	—	—	—	—	11,442
S Targett	Hurdled	—	—	—	—	—	359,377
	Performance Rights	—	—	—	—	—	64,657

2005 Financial Year

Name	Type of options	Date of exercise of options	Number of ordinary shares issued on exercise of options	Value of options exercised during the year (3)	Share price on date of exercise of options	Amount paid per share	Balance as at Sep 30, 2005 (6)
				$	$	$
Sir J Anderson	Zero-priced	Nov 10, 04	11,699	233,515	19.96	00.00	—
		May 17, 05	10,671	229,533	21.51	00.00
Dr RJ Edgar	Hurdled	May 20, 05	34,000	187,982	21.86	16.33	181,781
		May 20, 05	41,000	156,984	21.86	18.03
	Index-Linked	—	—	—	—	—	272,000
E Funke Kupper	Hurdled	Oct 27, 04	77,000	264,403	19.76	16.33	146,004
		May 06, 05	57,000	214,666	21.80	18.03
	Index-Linked	—	—	—	—	—	250,000
BC Hartzer	Hurdled	—	—	—	—	—	368,634
	Index -Linked	—	—	—	—	—	222,000
GK Hodges	Hurdled	May 20, 05	26,000	214,211	21.86	13.62	219,316
		May 20, 05	16,000	142,062	21.86	12.98
		May 20, 05	13,000	71,875	21.86	16.33
	Index-Linked	—	—	—	—	—	176,000
PR Marriott	Hurdled	May 11, 05	80,000	693,116	21.64	12.98	546,657
	Index-Linked	—	—	—	—	—	311,000
	Other (4)	—	—	—	—	—	11,442
S Targett	Hurdled	—	—	—	—	—	359,377

(4)            Other refers to share options granted to a related party. 11,000 of these options were vested and exercisable as at September 30, 2005 and September 30, 2006.

(5)            Aggregate value of options exercised, granted and forfeited during the 2006 year for each disclosed executive is as follows: PR Marriott – $1,225,430; E Funke Kupper – $2,229,912; GK Hodges – $612,666.

(6)            Aggregate value of options exercised, granted and forfeited during the 2005 year for each disclosed executive is as follows: Sir J Anderson – $940,500; Dr RJ Edgar – $474,966; E Funke Kupper – $599,069; BC Hartzer – $182,000; GK Hodges – $578,148; PR Marriott – $862,166; S Targett – $130,000.

F9. Option Valuations

Option type	Grant date	Option value (1)	Exercise price (5 day VWAP)	Share price at grant	ANZ expected volatility (2)	Option term	Vesting period	Expected life	Expected dividend yield (3)	Risk free interest rate (4)
		$	$	$	%	(years)	(years)	(years)%		%
Hurdled	Nov 05, 04	2.62	20.68	20.77	18.50	7	3	3	5.30	5.24
Hurdled (CEO)	Dec 31, 04	1.98	20.46	20.59	16.50	4	2	2	5.50	5.16
Zero-priced	Nov 05, 04	20.70	—	20.77	n/a	2	—	n/a	n/a	n/a
Zero-priced	May 13, 05	22.05	—	22.15	n/a	2	—	n/a	n/a	n/a
Zero-priced	Nov 07, 05	23.57	—	23.60	n/a	1	—	n/a	n/a	n/a
Performance Rights	Nov 18, 05	11.64	—	24.05	15.00	5	3	4	5.00	5.31

(1)            The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options and Performance Rights (other than zero priced options granted to Sir J Anderson, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day the options were granted). The model utilizes probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option. In accordance with AASB 2, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non transferability of the options. Under the terms of the Options, the hurdle conditions (outlined in section F11.1) must be met before the options may be exercised during the exercise period.

(2)            Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualized standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualized volatility is then used to estimate a reasonable expected volatility over the expected life of the options.

(3)            In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields.

(4)            The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options.

F10. Performance Share Valuation
Share type	Grant date	Share value (1)	Share price at grant	ANZ expected volatility (2)	Term of shares	Vesting period	Expected life	Expected dividend yield (3)	Risk free interest rate (4)
		$	$	%	(years)	(years)	(years)%		%
CEO Performance	Dec 31, 04	15.02	20.59	16.50	5	2	2	5.40	5.00

(1)            The Binomial Pricing Model (“the model”) is used to assess the value of the Performance Shares. In accordance with AASB 2, the model utilizes probability theory to determine the value of the performance shares which also reflects the performance hurdle. Under the terms of the performance shares, the hurdle conditions (outlined in section F11.3) must be met before the shares can vest.

(2)            Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualized standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualized volatility is then used to estimate a reasonable expected volatility over the expected life of the performance shares.

(3)            In estimating the fair value of the performance shares, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields.

(4)            The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of the performance shares.

F11. Legacy Long Term Incentive (LTI) Programs

F11.1 Options (Granted Prior to October 2005)

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

In November 2004 hurdled options were granted with a relative TSR performance hurdle attached.

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

Comparator Group

•                  AMP Limited

•                  AXA Asia Pacific Holdings Limited

•                  Commonwealth Bank of Australia

•                  Insurance Australia Group Limited

•                  Macquarie Bank Limited

•                  National Australia Bank Limited

•                  QBE Insurance Group Limited

•                  St George Bank Limited

•                  Suncorp-Metway Limited

•                  Westpac Banking Corporation

Hurdled Options (Hurdled A) (Granted to Executives from February 2000 until July 2002, and from November 2003 until May 2004. Granted to CEO from December 2001 until December 2004.)

Until May 2004, hurdled options were granted to executives with the following performance hurdles attached. The following performance hurdles also pertain to the options granted to the CEO:

(1)           Half the options may only be exercised once ANZ’s TSR exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

(2)           The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

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

F11.2 Deferred Shares (Granted from February 2000)

Deferred Shares granted under the LTI arrangements were designed to reward executives for superior growth whilst also encouraging executive retention and an increase in the Company’s share price.

•             Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•             During the deferral period, the employee is entitled to any dividends paid on the shares;

•             Shares issued under this plan may be held in trust beyond the deferral period;

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

F11.3 Performance Shares (Granted December 2004 to CEO)

In December 2004 Performance Shares were granted to the CEO of ANZ with a relative TSR performance hurdle attached. The proportion of shares that vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the Performance Shares becoming exercisable. Performance above median will result in further Performance Shares becoming exercisable, increasing on a straight-line basis until all of the Performance Shares become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group. No dividends will be payable on the shares until they vest, with the earliest possible vesting date being December 31, 2006.

Comparator Group

•                  AMP Limited

•                  AXA Asia Pacific Holdings Limited

•                  Commonwealth Bank of Australia

•                  Insurance Australia Group Limited

•                  Macquarie Bank Limited

•                  National Australia Bank Limited

•                  QBE Insurance Group Limited

•                  St George Bank Limited

•                  Suncorp-Metway Limited

•                  Westpac Banking Corporation

Corporate Governance

Corporate Governance at ANZ

ANZ’s shareholders depend on the Company’s Board for strategic guidance and oversight of the Company as set out in the Board Charter (anz.com). The Board recognizes its overriding responsibility to act honestly, fairly, diligently and progressively, in accordance with the law, in serving the interests of ANZ’s shareholders and other stakeholders.

Corporate governance is an important focus for the Board. Good corporate governance meets ethical and stewardship responsibilities, and gives ANZ a strong commercial advantage. It receives close scrutiny, particularly since the establishment of the Board’s Governance Committee in 2002.

ANZ has equity securities listed on the Australian (ASX), New Zealand (NZX) and New York (NYSE) Stock Exchanges and has debt securities listed on these and other overseas Stock Exchanges. As such, ANZ must comply with a range of listing requirements from both Australia and overseas.

In general, the Board seeks:

•             to embrace principles considered to be best practice across the jurisdictions;

•             to be an ‘early adopter’, where possible, by complying before a published law or recommendation takes effect; and

•             to take an active role in discussions regarding best practice in corporate governance in Australia and overseas.

Consequently, the Board continually monitors governance developments to align ANZ’s practices with best practice standards. During the year, the Board continued to work closely with management to review and update ANZ policies and procedures in light of changes to regulations, legislation and guidelines across relevant jurisdictions.

Board Responsibility and Delegation of Authority

The Board is responsible to shareholders for the governance of the Group, and oversees its operations and financial performance. To this end, it sets the strategic direction and financial objectives, and monitors operational performance. It also monitors compliance in terms of ethical standards and regulatory requirements. The Board also appoints and regularly reviews the performance of the Chief Executive Officer.

The Board is chaired by an independent non-executive director. Its structure provides for a division of responsibility between the Chairman and the Chief Executive Officer. This is supported by the ANZ Board Charter which states that the Chairman must be an independent non-executive director and that the majority of the Board must comprise independent non-executive directors.

The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities. The business of ANZ is managed under the direction of the Board. The Board delegates to the Chief Executive Officer, and through the Chief Executive Officer to other senior management, the authority and responsibility for managing the everyday affairs of the Company. The Board monitors management and performance on behalf of shareholders.

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

Board Composition, Selection and Appointment

The Board strives to achieve a balance of skills, knowledge, experience, tenure and perspective among its directors. Details regarding the skills, experience and expertise of each director in office at the date of this Annual Report can be found under Directors and Director’s profiles in Item 6.

The Governance Committee is delegated responsibility for the nominations process. The Committee regularly reviews the size and composition of the Board and Committees and whether there is a need for any new non-executive director appointments. Nominations may be provided from time to time to the Chairman of the Governance Committee. The Committee assesses the potential candidates against Board approved selection criteria including integrity, fitness and propriety, skills, qualifications, experience, communication capabilities and community standing. If found suitable, and where there is a need for any new appointments, candidates are recommended to the Board. Otherwise, the Chairman of the Committee maintains names of suitable candidates for succession purposes. The Chairman of the Board, unless otherwise agreed, is responsible for approaching potential candidates. The Board selection criteria and above process are reviewed by the Committee on a regular basis. A new director receives an appointment letter. In addition, the appointment process includes the following key elements:

•             Receipt of appointment-related documents

•           Directors’ Handbook – The Handbook includes information on a broad range of matters relating to the role of a director.

•           Directors’ Deed – Each director signs a Deed in the form approved by shareholders at the 2005 Annual General Meeting which covers a number of issues including indemnity, directors’ and officers’ liability insurance, the right to obtain independent advice and requirements concerning confidential information.

•             Undertaking induction training – New directors take part in a formal induction program which ensures they have dedicated sessions with ANZ directors, executives and other key staff members regarding ANZ’s values and culture, the Group’s governance framework, the Directors’ Code of Conduct and Director related policies, Board and Committee policies, processes and key issues, financial management and business operations.

In addition, each new Committee member participates in Committee-specific educational sessions with the relevant Committee chairman and ANZ executives.

•             Meeting share qualification – Non-executive directors are required to accumulate over time a holding in shares in the Company that is equivalent to at least 100% of a non-executive director’s base fee (and 200% of this fee in the case of the Chairman).

•             Election at next Annual General Meeting – Subject to the provisions of ANZ’s Constitution and the Corporations Act 2001, the Board may appoint a person as a director of ANZ at any time but that person must retire, and may seek election by shareholders, at the next Annual General Meeting.

Fit and Proper

ANZ has an effective and robust framework in place to ensure that individuals appointed to relevant senior positions within the ANZ Group have the appropriate fitness and propriety to properly discharge their prudential responsibilities on appointment and during the course of their appointment. The framework, set out in ANZ’s Fit and Proper Policy, addresses the requirements of APRA’s new Fit and Proper Prudential Standard (APS 520). It involves regular assessments being carried out for each director, relevant senior executive and the external auditor using role-specific competencies as a benchmark, as well as assessments prior to the appointment of a new director, relevant senior executive or external auditor.

Independence and Materiality

Under ANZ’s Board Charter, a majority of non-executive directors must satisfy ANZ’s criteria for independence. The Board Charter sets out independence parameters in order to establish whether a non-executive director may have a relationship with ANZ which could (or could be perceived to) impede their decision-making.

All non-executive directors are required to notify the Chairman of a potential change in his/her outside Board appointments. The Chairman reviews the proposed appointments and will consult with other directors as the Chairman deems appropriate.

In the 2006 financial year, the Board conducted its annual review of criteria for independence against international best practices including the ASX Corporate Governance Council’s Best Practice Recommendations, NZX and NYSE Corporate Governance Standards, and the US Sarbanes-Oxley Act of 2002. ANZ’s criteria are more rigid than those set in most jurisdictions including criteria stipulated specifically for audit committees. The criteria and process are both set out on ANZ’s website.

The Board applies the following test in making its determination as to the existence of a material relationship: does the non-executive director (or a related party) have a relationship as either an acquirer from or supplier to the Bank that in the mind of a reasonable person would influence the non-executive director in making a decision on matters likely to come before the Board or its Committees?

During 2006, the Board considered each non-executive director’s independence and concluded that the independence criteria were met by each non-executive director.

The Board noted some corporate customers/suppliers were associated with two non-executive directors as follows:

•             Mr Gonski is a director of Westfield Holdings Ltd. ANZ leases properties from Westfield for its branch network in Australia.

•             Ms Jackson is Chairman of Qantas Airways Limited. ANZ has commercial relationships with Qantas as a partner in the co-branded ANZ Frequent Flyer Visa Cards, and as an acquirer of travel services for ANZ people.

In each case, the Board concluded that having regard to the nature and value of the commercial relationship and the materiality criteria described above, both Mr Gonski and Ms Jackson are independent.

Directors do not participate in any decisions regarding transactions with organisations with which they are associated as acquirer or supplier (see Conflict of Interest on this page). Directors’ biographies on pages 81 to 84 and on anz.com highlight their associations outside of ANZ.

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

Under the Directors’ Disclosure of Interest Policy and Policy for Handling Conflicts of Interest (see anz.com), a director may not exercise any influence over the Board if a potential conflict of interest exists. In such circumstances, the director may not receive relevant Board papers, may not be present for Board deliberations on the subject, and may not vote on any related Board resolutions. These matters, should they occur, are recorded in the Board minutes.

Tenure and Retirement

ANZ’s Constitution provides that an election of directors must be held at each annual general meeting. Each non-executive director must retire from office at the third annual general meeting after being elected or last re-elected, and may seek re-election. An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting after their appointment. This requirement does not apply to the Chief Executive Officer.

In the opinion of the Board, the length of service of a non-executive director is not a disabling criterion affecting that director’s independence. During the year, the Board resolved that the majority of the non-executive directors serving on the Board will comprise non-executive directors who have served less than 9 years, except in circumstances of an even number of non-executive directors in which case it will be fifty percent or more. The Board maintains that having some Board members with a length of service greater than 9 years is beneficial in complex organisations that are subject to significant economic cycles. It is also Board policy that directors appointed since July 1993 will, except in unusual circumstances, retire after 15 years of service as a director of ANZ.

During 2006, Dr Deane, who served for 12 years, retired from the Board.

Performance Evaluations

Performance evaluations are conducted internally and cover the Board, each non-executive director and Board Committees.

Board and individual directors

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

•             Re-election statement – Directors when nominating for re-election are required to submit a written or oral statement to the Board setting out the reasons why they seek re-election. In the director’s absence, the Board evaluates this statement (having regard to the performance criteria) and resolves whether to endorse the relevant director’s re-election.

Board Committees

Each of the five main Board Committees conducts a self-evaluation at least annually and reports the outcome to the Board.

Additional evaluation

In addition to the above evaluations, each director is also asked to complete a questionnaire setting out their views on the roles and responsibilities of the Board, the Chairman and the directors as well as the effectiveness and performance of the Board, the Chairman, individual directors, the Board’s Committees and each Committee Chairman. The questionnaires are returned to the Chairman of the Governance Committee who presents the findings to the Board.

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

Board Committees

Each of the five principal Board Committees is comprised solely of independent non-executive directors, has its own Board approved Charter and has the power to initiate any special investigations it deems necessary. Committee membership is reviewed annually. Membership criteria are based on a director’s skills and experience, as well as his/her ability to add value and commit time to the Committee. Board Committee attendance is contained on page 117.

The Chairman is an ex-officio member of all Committees. The Chief Executive Officer, Mr McFarlane, is invited to attend Committee meetings, as appropriate. His presence is not automatic, however, and he does not attend any meeting where his remuneration is considered or discussed. Non-executive directors may attend any meeting of a Committee.

The principal Board Committees engage in extensive meeting planning, following a process approved by the Board. Annual calendars of business are prepared involving relevant stakeholders and set by each Committee. The executives who are appointed to assist each Committee review any potential gaps and overlaps between the Committees. Any issues arising from this are reported to, and resolved by, the relevant Committee Chairmen. The results of this process are then reported to the Board to assist them in fulfilling their oversight responsibilities in respect of the delegations they have made to the various Committees. Changes to Committee calendars must be approved by the Committee Chairmen and communicated to the Committee members. Committees report to the Board through the Committee Chairmen following each Committee meeting. When there is a cross-Committee item, the Committees will communicate with each other through their Chairmen. Throughout the year, Committee Chairmen also conduct agenda planning meetings involving relevant stakeholders to take account of emerging issues.

Committee performance self-evaluations are conducted annually to review performance against its Charter and goals set for the year. The suitability of the Charter and any areas for improvement are also assessed. The review and stated objectives for the new financial year are submitted to the full Board for discussion and approval.

A copy of each Committee Charter and Standing Rules applicable to each Committee can be found on ANZ’s website (www.anz.com < about ANZ < Corporate Governance < Board Related Charters).

The Audit Committee is responsible for oversight and monitoring of: the Company’s financial reporting principles and policies, controls and procedures; the work of Internal Audit which reports directly and solely to the Chairman of the Audit Committee; the Audit Committees of subsidiary companies such as ANZ National Bank Limited; and the integrity of the Company’s financial statements, compliance with regulatory requirements and the independent audit thereof.

The Audit Committee is also responsible for: the appointment, evaluation and oversight of the external auditor; compensation of the external auditor; and where appropriate, replacement of the external auditor.

Under the Committee Charter, all members of the Audit Committee must be financially literate and at least one member of the Committee must be a “financial expert” as defined in the US Sarbanes-Oxley Act. Mr Meiklejohn and Ms Jackson were designated as the Audit Committee’s ‘financial experts’ for this purpose for the 2006 financial year. Refer to pages 83 and 84 for their qualifications. The Audit Committee meets with the external auditor without management being present. The Chairman of the Audit Committee meets separately and regularly with the Group General Manager Audit, the external auditor and management.

Some key 2006 financial year activities included:

•             Review of the transition to Australian Equivalents of International Financial Reporting Standards (AIFRS) – The Committee monitored the Group’s preparations for transition to the new standards including staff education and skill enhancement, systems modifications, new systems development and financial reporting changes. The Group reported in accordance with these standards for the 2006 financial year.

•             Addressing ANZ Finance staff – The Chairman of the Audit Committee addressed ANZ Finance staff on the importance of internal controls over financial reporting and also provided insights and guidance on what the Committee expects from Finance.

•             Overseeing the controls over financial reporting – The Committee oversaw the process to ensure the effectiveness of controls over financial reporting as required by Section 404 of the US Sarbanes Oxley Act.

The Governance Committee identifies and recommends prospective Board members and succession planning for the Chairman, recommends processes for Board performance evaluations, corporate governance principles and practices, and monitors the direction and control of corporate responsibility for ANZ.

Some key 2006 financial year activities included:

•             Board oversight review – The Committee conducted a review of Board oversight and reported its findings to the Board.

•             Monitoring changes to domestic and overseas legislation and regulations – The Committee received regular updates on changes to relevant legislation and regulations and considered potential impacts on ANZ’s customers, staff, operations and the community. The Committee oversees related changes to relevant Codes, Charters, policies and procedures reporting these to the Board.

•             Endorsement of Shareholder Charter – The Committee oversaw the development and endorsed ANZ’s Shareholder Charter.

The People Committee is responsible for recommendations to the Board in respect of the Group’s compensation program including any equity-based programs (details in the Remuneration Report on pages 86 to 110). It also evaluates the performance of and approves the compensation for Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

Some key 2006 financial year activities included:

•             Annual review of remuneration for non-executive directors, the Chief Executive Officer and direct reports to Chief Executive Officer and review of the reward structure for the senior executive population.

•             Review of succession plans – The Committee conducted reviews of the current succession plans for the Chief Executive Officer, Chief Executive Officer’s direct reports and other business-critical roles.

•             Preparation of the 2005 Remuneration Report on which shareholders were asked to vote for the first time (non-binding) at the 2005 Annual General Meeting.

•             Review of Global Superannuation arrangements, Health and Safety, and Diversity at ANZ.

The Risk Committee is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, process and controls including credit, market, balance sheet, operational risk and compliance. It may approve credit transactions and other matters beyond the approval discretion of executive management.

Some key 2006 financial year activities included:

•             Greater strategic focus in risk management – The Committee reviewed, endorsed and monitored a number of risk framework and policy enhancements, designed to enable the Committee to better anticipate and monitor risk in a forward looking manner. These included risk appetite framework, capital adequacy and stress testing capabilities.

•             Continued oversight of Basel II – The Group is progressing well in its preparation for the Basel Accord implementation in January 2008 including the accreditation submission. In addition, the Committee took part in a number of dedicated Basel II education sessions.

The Committee received regular reports on the Group’s compliance positions, and Management’s responses to ensure a strong culture of compliance. In addition, the Committee received reports on new and emerging risk issues and Management’s responses necessary to ensure timely and necessary mitigation.

The Technology Committee assists the Board of Directors in the effective discharge of its responsibilities in relation to technology and operations related matters. The Committee is responsible for the oversight and evaluation of new projects in technology above $50 million and security issues relevant to ANZ’s technology processes and systems. It is also responsible for the review and approval of management’s recommendations for long-term technology and operations planning and the overall framework for the management of technology risk.

Some key 2006 financial year activities included:

•             Review of technology systems – To enhance understanding of the Group’s systems, the Committee took part in site visits of key operations and partner facilities. In addition, the Committee received several reports on technology systems and reviewed future technology strategy.

•             Oversight of information security – The key drivers of information security were reviewed by the Committee, and emerging technology risks and management’s responses necessary to ensure proper mitigation were monitored.

•             Monitoring of New Zealand systems integration – The Committee oversaw the successful integration of our New Zealand technology operations into the Group.

Additional Committees

In addition to the five principal Board Committees, the Board has constituted a Shares Committee and an Executive Committee, each comprised solely of directors, to assist in carrying out specific tasks.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings. The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

Directors’ Meetings

The number of Board meetings and Committee meetings held during the year ended September 30, 2006 and attended by each director are set out in the following table.  Column A indicates the number of meetings the Director was eligible to attend.  Column B indicates the number of meetings attended.  The Chairman is an ex-officio member of all Board Committees.

	Board		Risk		Audit Committee		People Committee		Governance Committee		Technology Committee		Executive Committee		Shares Committee		Committee of the Board
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
G J Clark	9	9	—	—	—	—	—	—	4	4	2	2	1	1	—	—	—	—
R S Deane *	6	6	—	—	—	—	2	2	—	—	1	1	—	—	—	—	—	—
J K Ellis	9	9	6	6	8	8	—	—	—	—	—	—	1	1	—	—	2	2
D M Gonski	9	8	6	6	—	—	—	—	4	4	—	—	1	1	—	—	1	1
C B Goode	9	9	6	6	8	8	5	5	4	4	2	2	2	2	3	3	4	4
M A Jackson	9	8	—	—	8	7	5	5	—	—	—	—	3	3	3	3	1	1
J McFarlane	9	9	—	—	—	—	—	—	—	—	—	—	3	3	3	3	4	4
D E Meiklejohn	9	9	5	5	8	8	—	—	4	4	—	—	1	1	3	3	4	4
J P Morschel	9	9	6	6	—	—	5	5	—	—	—	—	1	1	3	3	—	—

Column A - Indicates the number of meetings the Director was eligible to attend.

Column B - Indicates the number of meetings attended. The Chairman is an ex-officio member of the Risk, Audit, People, Governance and Technology Committees.

* Retired during the year. Dr R S Deane - June 30, 2006.

Continuing Education

ANZ directors take part in a range of training and continuing education programs. In addition to a formal induction program, continuing education sessions are held throughout the year focusing on a range of topics which may include accounting standards, corporate responsibility, tax accounting, payments, remuneration, economic developments, pending legislation, risk management and corporate governance.

Directors also receive a quarterly newsletter designed to keep them abreast of matters relating to their duties and responsibilities as directors.

In addition to formal Board-wide workshops, each Committee conducts its own continuing education sessions. Internal and/or external experts are engaged to conduct all education sessions.

Directors also receive regular Divisional briefings at Board meetings. These briefings provide directors with an insight into each area of the Company, in particular, performance, key issues, risks and strategy for growth. In addition, directors participate in site visits from time to time which provide them with the opportunity to meet with staff and customers.

Role of Company Secretary

The Board is responsible for the appointment of ANZ’s Company Secretaries. Currently there are three people appointed as Company Secretary.

The Group General Counsel and Company Secretary is normally in attendance at all Board and Committee meetings. He prepares minutes and provides legal advice to the Board if and when required. He works closely with the Chairman of the Governance Committee to develop and maintain ANZ’s corporate governance principles. He is responsible to the Board for the Company Secretary’s Office function.

The Company Secretary is responsible for day-to-day operations of the Company Secretary’s Office including lodgements with relevant stock exchanges, the administration of Board and Committee meetings, the management of dividend payments, the administration of the Group’s Australian subsidiaries and the relationship with the share registry provider. The Chief Financial Officer is also appointed as Company Secretary.

Risk Management and Compliance

ANZ’s business controls are governed by an ongoing focus on risk and compliance issues within the framework of the Company’s overall strategy. ANZ has established a comprehensive risk and compliance management framework to ensure best practice alignment. The Board is principally responsible for establishing risk tolerance, approving related strategies and policies, monitoring and assessing the activities of management, overseeing policy compliance and the effectiveness of the risk systems and policies to meet the requirements of applicable regulations and the interests of shareholders, customers and staff. The Risk Committee of the Board oversees the Group’s risk management policies and controls, and may approve credit transactions and other matters beyond the approval discretion of executive management.  On a day-to-day basis, the various risks inherent in ANZ’s operations are managed by both Group Risk Management and each business unit. For further information see Risk Management in Item 11.

Financial Controls

As previously noted, the Audit Committee of the Board oversees the Company’s financial reporting policies and risk management controls, the integrity of the Company’s financial statements, the relationship with the external auditor, the work of Internal Audit, and the Audit Committees of the subsidiary companies. ANZ is registered with the Securities and Exchange Commission (SEC) as a Foreign Private Issuer of securities in the United States. As such, ANZ is required to comply with Section 404 of the Sarbanes Oxley Act with 2006 being the first year of compliance. Compliance in the form of a management report on internal controls over financial reporting is located in Item 15.

Audit

Internal Audit

Internal Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective. It operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager Audit reports to the Chairman of the Audit Committee. The Audit Committee reviews the performance of the Group General Manager Audit. A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Audit results also influence incentive compensation of business heads.

Internal Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities. Internal Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from the work performed by Internal Audit. There is a robust process for ensuring prompt resolution of audit issues, which includes regular reviews of progress by the Chief Executive Officer and the Chairman of the Audit Committee. The Audit Committee also receives formal reports on significant issues to ensure that any remedial action is undertaken promptly.

External Audit

The external auditor’s role is to provide an independent opinion expressing whether ANZ’s financial reports are true and fair and comply with applicable regulations. The external auditor performs an independent audit in accordance with Australian Auditory Standards and those of the PCAOB (US) as stated in the audit report.

The Audit Committee oversees ANZ’s Policy on Relationship with the External Auditor. Under the policy, the Audit Committee is responsible for the appointment (subject to ratification by shareholders), compensation, retention and oversight of the external auditor.

The policy also stipulates that the Audit Committee:

•             pre-approves all audit and non-audit services;

•             regularly reviews the independence of the external auditor; and

•             evaluates the effectiveness of the external auditor.

Details of non-audit services, together with the statement from the Board as to their satisfaction with KPMG’s compliance with the related independence requirements of the Corporations Act 2001 are disclosed on pages 123 and 124.

In addition, ANZ requires a two-year period before any former partner or employee of the external auditor is appointed as a director or senior executive of ANZ.

The lead partner of the external auditor is required to rotate off the ANZ audit after five years and cannot return for a further five years. Certain other senior audit staff are required to rotate off after a maximum of seven years.

Any potential appointments of ex-partners or ex-employees of the external auditor as ANZ finance staff, at senior management level or higher, must be pre-approved by the Chairman of the Audit Committee.

Ethical and Responsible Decision-Making

The Board encourages management to promote and maintain a culture within ANZ which draws upon a set of unifying values to guide the actions and decisions of the Board and all employees (see anz.com > sustainability > our values). More than 26,000 ANZ employees have participated in the Breakout culture development program. The program includes workshops to help staff to apply values-based decision-making, and to balance the competing needs of staff, shareholders, customers and the community in their roles and activities. To assist directors and staff in their understanding of the culture of the organisation, ANZ has three main codes of conduct which also guide everyday business practice and decision-making throughout the Group. These are detailed below.

Codes of Conduct and Policies

Below is an overview of ANZ’s key codes and policies which apply to directors and employees. Summaries of these and other company policies can be found on anz.com.

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

Code of Conduct for Financial Officers (adopted from the Group of 100 Code of Conduct for CFOs and Senior Financial Officers).  The Code requires that chief financial officers and other finance staff influencing financial reporting adhere to principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals. Key contact – Chairman of the Audit Committee.

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

Critical Estimates and Judgements in Applying Accounting Policies and any changes in accounting policies made since the date of the 2005 Annual Report are set out on page 73. Key contact – Group General Manager, Finance.

Directors’ Disclosure of Interest Policy and Policy for Handling Conflicts of Interest – The Board has adopted a policy on disclosure of interests requiring that directors disclose certain interests and setting out a process for dealing with actual or potential conflicts of interest. Key contact – Group General Counsel and Company Secretary.

Employee Indemnity Policy – This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements.  Key contact – Group Head, Operational and Technology Risk.

Fit and Proper Policy – The Board adopted this policy as part of the framework which aims to ensure individuals appointed to relevant senior positions within ANZ have the appropriate fitness and propriety to properly discharge their prudential responsibilities on appointment and during the course of their appointment. The policy sets out the assessment procedures for the determination of fitness and propriety of directors, senior executives and the external auditor. The policy is supported by role-specific competencies. Key contacts – Group General Counsel and Company Secretary and Group General Manager, People Capital and Breakout.

Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing – This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations. It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting. The policy is aimed at ensuring that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds. Key contacts – Group Head, Operational and Technology Risk and Group General Manager, Compliance.

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

Securities Trading Policy – The policy prohibits trading in ANZ securities or the securities of other companies for all employees, contractors and consultants engaged by ANZ who are aware of unpublished price-sensitive information. In addition, the policy specifically prohibits restricted employees trading in ANZ securities during ‘blackout periods’, which are the six weeks leading up to the day following the half-yearly and annual results announcements. Non-executive directors are required to seek approval from the Chairman in advance of any trading in ANZ securities. The Chairman of the Board is required to seek approval from the Chairman of the Governance Committee. With respect to trading in non-ANZ securities, a process is in place which enables non-executive directors to request the Group General Counsel and Company Secretary to make appropriate enquiries within ANZ as to whether any confidential information is in ANZ’s possession that would cause the director any risk of trading in securities with insider knowledge. Key contacts – Group General Manager, Compliance and Group General Counsel and Company Secretary.

Whistleblower Protection Policy (formerly known as Serious Complaints Policy) – The Whistleblower Protection Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ. It requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith. Key contacts – Chairman of the Audit Committee, Group General Manager Audit, and Group General Counsel and Company Secretary.

New Zealand Policies – Recognising the importance of ANZ’s presence in New Zealand and the requirements of the Reserve Bank of New Zealand, the ANZ National Bank Limited Board reviews and approves all ANZ governance and risk management polices before they are adopted by ANZ National Bank Limited to ensure that they meet all New Zealand regulatory requirements. Key contact – General Counsel and Company Secretary, ANZ National Bank Limited.

Commitment to Shareholder Communication

Shareholders are the owners of ANZ, and the Company’s stated aim is to ‘perform and grow to create value for our shareholders’. In order to make informed decisions about ANZ, and to communicate views to the Company, shareholders need an understanding of the Company’s business operations and performance.

ANZ encourages shareholders to take an active interest in the Company, and seeks to provide shareholders with quality information in a timely fashion generally through ANZ’s reporting of results, the Company’s Concise Annual and Financial Reports, briefings, half yearly newsletters and via its dedicated shareholder site on anz.com.

ANZ strives for transparency in all its business practices.  The Company recognizes the impact of quality disclosure on the trust and confidence of the shareholder, the wider market and the community.

Should shareholders require any information, they are also provided with relevant contact details for ANZ and relevant share registries in the half-yearly shareholder newsletters, the Concise Annual Report (under Information for Shareholders) and anz.com.

Access to Directors

Management is able to consult directors as required on a regular basis. Employees have access to the directors directly or through the Company Secretary. Shareholders who wish to communicate with the directors may direct correspondence to a particular director, or to the non-executive directors as a whole.

Upholding Shareholder Rights

ANZ upholds shareholder rights and provides shareholders with the opportunity to be involved in shareholder meetings. To allow as many shareholders as possible to have an opportunity to attend a meeting, ANZ rotates shareholder meetings around capital cities and makes them available to be viewed online using Webcast technology. Further details on meetings and presentations held throughout this financial year are available on anz.com > shareholders > presentations.

Prior to the Annual General Meeting, shareholders are given the opportunity to submit any questions they have for the Chairman or Chief Executive Officer to enable key common themes to be considered.

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

Continuous Disclosure

ANZ’s practice is to release all price-sensitive information in a timely manner and as required under the ASX listing rules:

•             to all relevant stock exchanges on which ANZ’s securities are listed; and

•             to the market and community generally through ANZ’s media releases, website and other appropriate channels. ANZ-related releases are posted on anz.com.

Through ANZ’s Continuous Disclosure Policy (see page 119 and anz.com) the Company demonstrates its commitment to continuous disclosure. The policy reflects relevant obligations under applicable stock exchange listing rules and legislation.

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

Alignment with Australian and Overseas Corporate Governance Issues

Australia

Australian Stock Exchange (ASX) Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations – ANZ considers these principles important, including the “if not, why not” disclosure approach to governance, and has complied with each of the recommendations throughout the financial year.

New Zealand

NZX Corporate Governance Rules and Principles – As an overseas listed issuer on the NZX, ANZ is deemed to comply with the NZX Listing Rules provided that it remains listed on the ASX, complies with the ASX listing rules and provides the NZX with all the information and notices that it provides the ASX. The Australian Stock Exchange (ASX) corporate governance rules and principles may materially differ from the New Zealand Stock Exchange’s (NZX) corporate governance rules and the principles of the NZX’s Corporate Governance Best Practice Code. More information about the corporate governance rules and principles of the ASX can be found at www.asx.com.au and, in respect of the NZX, at www.nzx.com. Irrespective of any differences, ANZ complies with all applicable governance principles and requirements both in Australia and New Zealand.

United States of America

As a ‘foreign private issuer’ registered with the SEC with securities listed on the New York Stock Exchange (NYSE), ANZ is required to comply with certain corporate governance requirements contained in US securities laws, including applicable sections of the Sarbanes-Oxley Act of 2002 (SOX) and applicable NYSE Listing Standards.

Sarbanes – Oxley Act of 2002

SOX was signed into law on July 30, 2002.  As ANZ has securities registered under the Exchange Act and files disclosure documents with the SEC, ANZ is subject to the provisions of this Act.  The SEC has been delegated authority to adopt rules to implement many of the SOX provisions.

SOX requires that each member of the ANZ Audit Committee be a member of the ANZ Board of Directors and meet certain criteria for independence.  In addition, SOX requires the disclosure of a financial expert or an explanation if there is no such expert on the committee.

Comparison to NYSE Corporate Governance Standards

Under the NYSE Listing Standards, foreign private issuers, such as ANZ, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the Listing Standard relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (“Exchange Act”) and certain notification provisions contained in Section 303A of the Listing Standards. The relevant ‘home country’ practice for ANZ is the ASX Corporate Governance Council - Principles of Good Corporate Governance and Best Practice Recommendations.

Section 303A.11 of the Listing Standards requires ANZ to disclose any significant ways in which ANZ corporate governance practices differ from those followed by US domestic listed companies under these NYSE Listing Standards.  ANZ has compared the Company’s corporate governance practices to the requirements of the Section 303A of the NYSE Listing Standards that would otherwise currently apply to foreign private issuers and notes that there exists a significant difference in equity compensation standards.

Equity compensation plans: Shareholders are not provided under Australian law with the opportunity to vote on certain new equity compensation plans or material revisions to existing equity compensation plans.  Under the NYSE’s rules, shareholder approval is required for such plans or for material revisions to such plans.  Australian law does, however, require the issue of shares to certain people under equity compensation plans to be approved by shareholders.

This disclosure is also available on our website anz>corporate governance> “Other Corporate Governance Matters-Comparison with NYSE Corporate Governance Standards”.

Other Jurisdictions

United Kingdom and other jurisdictions – ANZ monitors best practice developments in corporate governance across other relevant jurisdictions.

Audit Committee Determination of Independence and Financial Experts

The ANZ Audit Committee Charter sets out the required independence criteria and that there be at least one financial expert meeting the SOX definition on the Committee.

The Audit Committee is composed solely of non-executive directors.  The ANZ Board has reviewed the independence criteria in SOX, and determined that each non-executive director on the Committee is independent.

The current Committee membership is Mr David Meiklejohn (Chairman), Ms Margaret Jackson and Mr Jerry Ellis, each of whom is a non-executive, independent Director.  Mr Charles Goode (Board Chairman) is an ex-officio member of the Audit Committee.  The Committee includes members who have appropriate financial expertise and an understanding of the industry in which ANZ operates.  All members of the Committee satisfy the independence requirements under Section 10A-3 of the Exchange Act and the rules of the NYSE.

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

Work of External Audit

Our Audit Committee is directly responsible for the appointment, remuneration and oversight of the external auditor.

Section 404

Please see commentary on pages 118 and 147 to 148 under Financial Controls.

Responsibility for Financial Reports

As required by SOX, our CEO and CFO have provided 302 certification for this 20-F filing. This certification follows an audit of the disclosure controls and procedures.  See Item 15 for a further description of this evaluation of disclosure controls and procedures.  The audit was conducted by the Group’s internal audit function during September and October 2006.  A report on the findings of this audit was presented to the Audit Committee and to the external auditor.

Code of Ethics

Please see commentary on page 119 under Codes of Conduct and Policies.

Securities Trading Policy

Please see commentary on page 120 under Codes of Conduct and Policies.

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

Fees paid to Auditors and Pre-approval Policies and Procedures

Summary of Fees	2006	2005
	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or an entity in the Group (1)	6,462	4,981
Other audit-related services (2)	1,152	1,150
Other assurance services (3)	209	1,296
	7,823	7,427
Taxation	—	—
Total	7,823	7,427
Overseas Related practises of KPMG Australia
Audit or review of financial reports of Group entities	2,654	2,343
Other audit-related services (2)	1,031	1,292
Other assurance services (3)	38	5
	3,723	3,640
Taxation	—	4
Total	3,723	3,644
Total remuneration of auditors	11,546	11,071

(1)             2006 and 2005 includes services in relation to the transition to Australian equivalents to International Financial Reporting Standards. 2006 includes additional audit fees in relation to Sarbanes- Oxley matters. In 2005 KPMG provided Sarbanes-Oxley advisory services which have been included within other assurance services, refer footnote 3 below.

(2)            Includes prudential supervision reviews for central banks and prospectus reviews.

(3)            Other assurance services includes:

Consolidated	2006	2005
	$’000	$’000
Tax compliance and related services	—	4
Controls and process reviews	—	254
Sarbanes-Oxley matters	—	885
Accounting advice	—	74
Sustainability review	203	82
Training course	44	—
Other	—	6
Total	247	1,305

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

Audit Fees

The aggregate fees billed in the fiscal years ended 2006 and 2005 for professional services rendered by KPMG, our external auditor and an Independent Registered Public Accounting Firm, for the audit of the annual financial statements or services that are normally provided by the accountant in connection with statutory filing engagements for those fiscal years are $9,116,000 and $7,324,000 respectively.

Audit Related Fees

The aggregate fees billed in the fiscal years ended 2006 and 2005 for assurance and related services by KPMG that are reasonably related to performance of the audit or review of ANZ’s financial statements and are not reported under Audit Fees are $2,183,000 and $2,442,000 respectively.  The nature of services comprising the fees disclosed under the category are the audit or review of financial information other than financial reports, including prudential supervision reviews for central banks and other audits required for local statutory purposes.

Tax Fees

The aggregate fees billed in the fiscal years ended 2006 and 2005 for professional services rendered by KPMG for tax compliance and related services are nil and $4,000 respectively.  The nature of services comprising the fees disclosed under the category are tax advice in relation to legacy issues.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by KPMG, other than services reported under Audit Fees, Audit-Related Fees and Tax Fees are $247,000 and $1,301,000 respectively.  The nature of services comprising the fees disclosed under the category include the 2005 Sarbanes Oxley compliance trial, sustainability review and other sundry agreed upon procedure engagements.

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

Employees

At September 30, 2006, ANZ employed 32,256 (2005: 30,976) people worldwide on a full-time equivalent basis (“FTEs”), of which 30,644 were permanent employees and 1,612 were temporary. There were 18,723 FTEs in Australia at September 30, 2006, compared with 18,043 FTEs at September 30, 2005 (refer to table below).

In Australia, terms and conditions of employment, including salaries, may be negotiated between unions and management as part of a collective agreement subject to majority employee approval.

Staff Numbers, at September 30	2006	2005
Personal	12,795	12,081
Institutional	5,675	5,318
New Zealand Businesses	8,910	8,901
Other (1)	4,876	4,676
	32,256	30,976

Australia	18,723	18,043
New Zealand	9,392	9,515
Overseas Markets	4,141	3,418
	32,256	30,976

(1)          Includes Partnerships & Private Bank, Treasury, Operations, Technology & Shared Services, Corporate Center, Risk Management and Group Financial Management and Significant Items.  Also includes the London headquartered project finance and certain structured finance transactions that ANZ has entered as part of its de-risking strategy.

Industrial Instruments

Approximately 30% of employees in Australia are members of the Finance Sector Union of Australia. ANZ has a specific industrial award that contains terms and conditions of employment that apply in differing degrees to all ANZ staff. The award is supplemented by a collective enterprise bargaining agreement and in addition the majority of senior management and executive staff are covered by individual common law contracts of employment.

ANZ’s current Australian collective enterprise bargaining agreement was entered into in August 1998 and continues to legally operate despite passing its nominal expiry date of February 2001. ANZ is in the process of updating this agreement. ANZ paid a 4% salary increase to most non-management staff in 2006.

Superannuation

ANZ has over 35 superannuation/pension plans worldwide. Note 46 to the Financial Statements gives further detail on ANZ’s superannuation commitments. ANZ also provides loans at concessional rates to eligible employees and senior management but excluding executives and directors.

Employee Equity

ANZ operates a number of employee share and option schemes which operate under the ANZ Employee Share Acquisition Plan and the ANZ Share Option Plan.  Refer to Note 47 of ANZ’s 2006 Financial Report for further details.

Item 7:              Major Shareholders and Related Party Transactions

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), separately or jointly. At December 4, 2006, we know of no person who is the beneficial owner of more than 5% of our ordinary shares.

The following table identifies the shareholders which, at December 2006, December 2005 and December 2004 were registered as holding 3% or more of our issued ordinary shares:

Shareholder (1)	Number of Shares Held	% of Total
December 4, 2006
National Nominees Limited	231,050,825	12.56
Chase Manhattan Nominees Limited	214,328,734	11.65
Westpac Custodian Nominees Limited	193,072,161	10.50
Citicorp Nominees Pty Limited	88,312,596	4.80
ANZ Nominees Limited	83,782,785	4.56
December 9, 2005
National Nominees Limited	245,434,541	13.43
Chase Manhattan Nominees Limited	229,897,948	12.58
Westpac Custodian Nominees Limited	201,266,894	11.01
ANZ Nominees Limited	99,764,741	5.46
Citicorp Nominees Pty Limited	91,751,277	5.02
December 2, 2004
National Nominees Limited	248,667,130	13.66
Chase Manhattan Nominees Limited	240,389,349	13.20
Westpac Custodian Nominees Limited	230,503,315	12.66
Citicorp Nominees Pty Limited	88,027,953	4.83
RBC Global Services Australia Nominees Pty Limited	59,849,448	3.29

(1)            The nominee companies indicated hold shares on behalf of other beneficial owners none of which are to our knowledge beneficially entitles to more than 5% of out ordinary shares.

Our major shareholders have the same voting rights as other holders of ordinary shares.

At December 4, 2006, there were zero entries in the Register of Substantial Shareholdings (5% or more of the votes attached to voting shares).

At December 4, 2006, 1,777,656,109 ordinary shares representing 96.66% of our total ordinary share capital were held by 276,730 record holders with registered addresses in Australia and 958,081 ordinary shares representing 0.05% of our total ordinary share capital held by 363 record holders with registered addresses in the United States and its territories.

The following table outlines the total number of ordinary shares and share options in ANZ owned by our directors and executive officers as at December 4, 2006:

Title of Class	Identity of Group	Amount of Shares/Options Owned	% of Class
Ordinary shares - fully paid	Directors and Executive Officers (19 persons)	4,789,142	0.26
Share options over ordinary shares	Directors and Executive Officers (11 persons)	4,567,831	16.30

As at December 4, 2006, no individual director or executive officer beneficially owned more than 1% of the outstanding share capital of the Company.

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

Any person acquiring voting shares in a company is subject to the control of the acquisition of shares provisions contained in Chapter 6 of the Australian Corporations Act 2001 (“Corporations Act”).  Subject to certain limited exceptions, Section 606 of the Corporations Act prohibits a person from acquiring a relevant interest in voting shares in a company if, because of a transaction, the person’s or someone else’s voting power in the company increases:

(a)         from 20% or below to more than 20%; or

(b)        from a starting point above 20% and below 90.

One of the exceptions to Section 606 allows a person who has been entitled to voting power in a company of at least 19% for at least six months to acquire an additional 3% of the company’s voting power in any six month period.

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

More detailed information regarding related party disclosures is contained in item 6 and note 49 to the Financial Report.

Item 8:                                          Financial Information

For financial information refer to Attachment 1.

Legal Proceedings

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.  The gross amount of accruals made for material litigation contingencies is $405 million (2005: $233 million)

Dividend Distribution Policy

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

Our ordinary shares are traded in the United States by means of American Depositary Receipts (“ADRs”). We entered into a Deposit Agreement dated December 9, 1988 with The Bank of New York. The Bank of New York, acting as depositary, issues ADRs. Each ADR represents an American Depositary Share (“ADS”), which in turn represents five ANZ ordinary shares. This agreement was amended to permit listing of the ADRs on the New York Stock Exchange, Inc. (“NYSE”), and on December 6, 1994 trading of the ADRs commenced on the NYSE. At December 4, 2006, 4,537,675 ADRs representing 22,688,375 or 1.23% of our ordinary shares were outstanding and there were 329 record holders of ADRs.

The following table sets out, for the calendar periods indicated, the high and low market quotations for both our ordinary shares as reported by the Australian Stock Exchange and our ADRs as quoted on the NYSE.

		Per Ordinary Share ($)		Per ADR (USD)
		High	Low	High	Low
Year ended September 30,
2002		19.70	15.23	57.90	39.80
2003		18.45	15.01	64.29	46.83
2004		19.44	15.94	73.50	60.50
2005		24.45	19.02	92.70	69.40
2006		28.66	22.70	110.65	84.61
Quarter ended
2003	March	17.24	15.01	54.00	47.10
2004	March	19.40	17.35	72.82	66.65
	June	19.44	17.45	73.50	60.50
	September	19.14	17.65	69.24	62.41
	December	20.95	19.02	81.00	69.40
2005	March	22.02	20.11	87.50	76.40
	June	22.38	20.53	86.10	78.70
	September	24.45	20.97	92.70	78.35
	December	24.34	22.70	92.55	84.61
2006	March	26.70	23.79	93.70	87.88
	June	28.66	24.93	110.65	92.19
	September	27.55	24.45	105.72	91.75
Monthly periods	June	26.90	24.93	101.04	92.19
	July	26.97	24.45	101.24	91.75
	August	27.36	25.07	104.28	96.53
	September	27.55	25.88	105.72	97.25
	October	29.23	26.75	112.25	100.20
	November	30.21	27.43	116.43	106.89

Preference Shares

In 1998, we issued 124,032,000 fully paid non-converting non-cumulative preference shares for USD $6.25 per share raising capital of USD $775 million via two (1) Trust Securities Issues.

Date of issue	Number of shares	Price (USD)	Capital (USD)	Trust distribution per annum	Maturity
September 23, 1998	64,016,000	6.25	400 million	8.00%	2047
November 19, 1998	56,016,000	6.25	350 million	8.08%	2048
November 24, 1998 (1)	4,000,000	6.25	25 million	8.08%	2048

(1)             On November 24, 1998 the underwriters exercised an option on the November 19, 1998 issue resulting in a further 4,000,000 shares being issued, giving a total of 60,016,000 shares issued for USD $375 million.

The Trust Securities were minatorily exchangeable for the preference shares issued by us and carried an entitlement to a non-cumulative trust distribution per annum payable quarterly in arrears. The Trust Securities were issued by a non-diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carried no present entitlement to dividends. Distributions to investors in the Trust Securities were funded by income distributions made by the Group.

Upon maturity of the Trust Securities, investors would have minatorily exchanged the Trust Securities for the preference shares and thereupon the preference shares carried an entitlement to non-cumulative dividends at the Trust distribution rate payable quarterly in arrears. The mandatory exchange of Trust Securities for preference shares may have occurred earlier at our option or in certain specified circumstances including default, breach of APRA capital adequacy limits and appointment of a liquidator.

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

Exchange Controls and Limitations Affecting Security Holders

There are currently no Australian Exchange Control regulations in force which restrict the payment of dividends, interest or other remittances to holders of our securities, other than in relation to holders who are among or are connected with the following countries or groups, which categories are referred to below as “Proscribed Entities”:

(a)               the previous Government of Iraq (as defined in the Charter of the United Nations (Sanctions-Iraq) Regulations 2006 of the Commonwealth of Australia), the former President of Iraq, Saddam Hussein, and senior officials of the previous Government of Iraq

(b)              in relation to transactions exceeding AUD100,000 in value, the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and the National Bank of Yugoslavia

(c)               certain persons listed by the Reserve Bank of Australia as known supporters of the former Milosevic regime of the Federal Republic of Yugoslavia

(d)              certain entities and an individual listed by the Reserve Bank of Australia as associated with the Democratic People’s Republic of Korea

(e)               certain associates of or members of the Government of Zimbabwe listed by the Reserve Bank of Australia

(f)                 the Taliban (which also calls itself the Islamic Emirate of Afghanistan), Osama bin Laden and any member of the Al-Qaida organization and any person or entity mentioned in the list maintained under paragraph 2 of Resolution 1390 (2002) of the Security Council of the United Nations

(g)              any person or entity mentioned in paragraph 1(c) of Resolution 1373 (2001) of the Security Council of the United Nations

(h)              certain other persons and entities listed by the Australian Government under the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 of the Commonwealth of Australia

(i)                  any persons or entities listed under paragraph 1 of Resolution 1532 (2004) of the Security Council of the United Nations as enacted by the Australian Government under the Charter of the United Nations (Sanctions-Liberia) Regulations 2002 of the Commonwealth of Australia

(j)                  any persons or entities listed under paragraph 9 of Resolution 1572 (2004) of the Security Council of the United Nations as enacted by the Australian Government under the Charter of the United Nations (Sanctions- Cote d’Ivoire) Regulations 2005 of the Commonwealth of Australia

(k)               any persons or entities listed under paragraphs 13 or 15 of Resolution 1596 (2005) of the Security Council of the United Nations as enacted by the Australian Government under the Charter of the United Nations (Sanctions-Democratic Republic of Congo) Regulations 2005 of the Commonwealth of Australia

(l)                  any persons or entities listed under paragraph 9 of Resolution 1718 (2006) of the Security Council of the United Nations as enacted by the Australian Government under the Charter of the United Nations (Sanctions-Democratic People’s Republic of Korea) Regulations 2006 of the Commonwealth of Australia

(m)            any persons or entities listed under paragraph 3 of Resolution 1591 (2005) or 1672 (2006) of the Security Council of the United Nations as enacted by the Australian Government under the Charter of the United Nations (Sanctions-Sudan) Regulations 2005 of the Commonwealth of Australia

Payments in or from Australia to, by the order of, on behalf of, for credit of, or relating to the property, security of funds belonging to or controlled by or payments to Proscribed Entities cannot be made without the specific approval of:

(i)                    In cases (b), (c), (d) or (e), the Governor of the Reserve Bank of Australia or

(ii)                 In cases (a), (f), (g), (h), (i), (j), (k), (l) or (m), the relevant Government Minister

Australian law and our Constitution do not limit the right of a holder of an ANZ issued debt security who is not an Australian resident to hold such securities nor do they limit the exercise of any voting rights save in the case of Proscribed Entities.

Australian Taxation

The following discussion is a summary of the Australian taxes generally applicable to United States (US) holders of American Depository Receipts (“ADRs”).  The summary does not purport to be a complete technical analysis, and does not address the Australian taxes applicable to special classes of US holders.  Except as otherwise noted, the statements of Australian tax laws are as of the date of this Annual Report on Form 20-F, including the Australia/United States income tax convention in force, and are subject to any changes in law occurring after that date.

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

There is a similar system by which unfranked dividends paid to non-resident shareholders may be exempt from dividend withholding tax if it is specified that the dividends are paid by Australian resident companies out of its Conduit Foreign Income (“CFI”).  The CFI, replacing the previous Foreign Dividend Account (“FDA”), is used to capture foreign source income, derived on or after July 1, 2005, that is ordinarily not subject to Australian tax or sheltered from Australian tax.  Transitional rules apply to transfer the FDA balances to CFI.  Dividends paid out of the CFI (or previously out of FDA) qualify for the dividend withholding tax exemption.  It is not mandatory for Australian resident companies receiving eligible foreign source income to maintain a CFI.

ANZ dividends have recently been fully franked or paid from the FDA and, therefore, there has not been any withholding tax withheld on dividends paid to non-resident shareholders.  However, ANZ does not guarantee the level to which future dividend payments will be franked or whether they will be sourced from its CFI.

Consequently, the portion of the dividend paid to US residents which is not franked nor sourced from a CFI by an Australian resident company will be subject to Australian dividend withholding tax as above.  The payment of unfranked dividends (other than those paid out of a FDA or CFI) to a US resident is made net of the withholding tax.  The Australian income tax legislation does not allow shareholders to elect to be paid dividends on a franked or an unfranked basis.

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

Capital gains tax will also apply where the sale of shares or rights in an Australian resident public company has occurred where the vendor and the vendors’ associates held 10% or more of the issued capital of the Company any time within 5 years prior to the time of sale.  The Australian Taxation Office takes the view that profits taxed under the capital gains tax regime are not entitled to the protection of Article 7 of the Australia/United States income tax convention.  The Australian Government has introduced into parliament an amendment bill to narrow the current range of assets on which a non-resident is subject to Australian capital gains tax.  Under this proposal, a non-resident would generally not be subject to capital gains tax on the sale of shares in non-Australian real property companies.

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

If the US resident holder is taxed or chooses to be taxed on half the nominal gain, any available capital losses will be applied against the full nominal capital gains.  If such holder chooses the indexation option, capital losses will be applied against the real gains with indexation frozen up to September 30, 1999.  US resident holders who have both types of capital gains can choose the order in which available capital losses are offset against the different capital gains.

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

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes.  The implementation date for the ANZ tax consolidated group was October 1, 2003.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a US holder (as defined below) of owning ordinary shares or ADSs (American Depositary Shares).  It applies only to persons who hold ordinary shares or ADSs as capital assets for tax purposes.

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

The following general discussion addresses only certain United States federal income taxation considerations. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the specific United States federal, and all state, local and other tax consequences of owning and disposing of ordinary shares and ADSs in their particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, a holder of ADRs (American Depositary Receipts) evidencing ADSs will be treated as the owner of the shares represented by those ADRs.  Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Distributions

A US holder of ordinary shares or ADSs is subject to United States federal income tax on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined under United States federal income tax principles).  Dividends paid to a non-corporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2011 that constitute qualified dividend income will be subject to a maximum tax rate of 15% provided that such holder holds the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 61 days before the ex-dividend date and meets other holding period requirements.  Dividends we pay with respect to the ordinary shares or ADSs generally (or in the case of preferred stock, if the dividend is attributable to a period or periods aggregating over 366 days, provided that such holder holds the shares of ADSs for more than 90 days during the 181 day period beginning 90 days before the ex-dividend date) will be qualified dividend income.

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

Dividends will be income from sources outside the United States, and such amounts paid in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” categories of income for purposes of computing the foreign tax credit allowable to US holders. For taxable years beginning thereafter, foreign source dividends will be either passive or general limitation income, as defined.

Dispositions

A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and its tax basis, determined in US dollars, in those ordinary shares or ADSs.  Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Constitution

Details of the Company’s Constitution were disclosed in the 2005 Annual Report on Form 20-F as filed with the US Securities and Exchange  Commission and a copy of the Constitution, as approved by shareholders on December 16, 2005 was attached as an exhibit to the 2005 Annual Report on 20-F.  There have been no changes to the Constitution since then (See Exhibit 1).

Share rights – Ordinary Shares

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

Rights to redemption

Ordinary shareholders have no right to redeem their shares.

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

Share rights – American Depositary Shares (“ADSs”)

Each ADS confers an interest in 5 fully paid ordinary shares in the Company which have been deposited with a depositary or custodian. The rights attaching to each fully paid ordinary share represented by an ADS are the same as the rights attaching to fully paid ordinary shares as described above. These rights are vested in the custodian or depositary as the holder of the fully paid ordinary shares, although holders of American depositary receipts, which evidence ADSs, have certain rights against the depositary or custodian under the terms governing the issue of the ADRs.

ANZ Stapled Exchangeable Preferred Securities (“ANZ StEPS”)

On September 23, 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated August 14, 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million). ANZ StEPS comprise two fully paid securities: an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned New Zealand subsidiary of the Company) stapled to a fully paid $100 preference share (issued by the Company).

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

ANZ StEPS qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, ANZ StEPS is reported as debt under Australian (post adopting AIFRS), International and US Accounting Standards with the coupon payment classified as interest expense.

US Trust Securities

On November 27, 2003, the Company issued 1.1 million non-cumulative Trust Securities (“US Trust Securities”) at USD1,000 each pursuant to offering memorandum dated November 19, 2003 raising US$1.1 billion. US Trust Securities comprise two fully paid securities: an interest paying unsecured note (issued by Samson Funding Limited, a wholly owned New Zealand based subsidiary of the Company) and a fully paid US$1,000 preference share (issued by the Company), which are stapled together and issued as a US Trust Security by ANZ Capital Trust I or ANZ Capital Trust II (the “Trusts”). Investors have the option to redeem the US Trust Security from the Trusts and hold the underlying stamped security.

The issue was made in two tranches:

•             US$350 million tranche with a coupon of 4.484% and was issued through ANZ Capital Trust I. After January 15, 2010 and at any coupon date thereafter, ANZ has the discretion to redeem the US Trust Security for cash. If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the US Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

•             US$750 million tranche with a coupon of 5.36% and was issued through ANZ Capital Trust II. It has the same conversion features as the US$350 million tranche but from December 15, 2013.

Distributions on US Trust Securities are non-cumulative and are payable half yearly in arrears and are funded by payments received by the respective Trusts on the underlying note. Distributions are subject to certain payment tests (e.g. APRA requirements and distributable profits being available). Distributions are expected to be payable on June 15 and December 15 of each year. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on the US Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

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

Euro Trust Securities

On December 13, 2004, the Company issued 500,000 Euro Floating Rate Noncumulative Trust Securities (“Euro Trust Securities”) at €1,000 each pursuant to the offering circular dated December 9, 2004, raising $871 million (at the spot rate at the date of issue, net of issue costs). Euro Trust Securities comprise two fully paid securities: an interest paying unsecured note (issued by ANZ Jackson Funding PLC, a United Kingdom subsidiary of the Company) and a fully paid, €1,000 preference share (issued by the Company), which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III (the “Trust”). Investors have the option to redeem the Euro Trust Security from the Trust and hold the underlying stapled security.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears and are funded by payments received by the Trust on the underlying note and or preference share. The distribution is based upon a floating distribution rate equal to the 3 month EURIBOR rate plus a 66 basis point margin up until December 15, 2014, after which date the distribution rate is the 3 month EURIBOR rate plus a 166 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Distributions are subject to certain payment tests (e.g. APRA requirements and distributable profits being available). Distributions are expected to be payable on March 15, June 15, September 15 and December 15 of each year. Dividends are not payable on the preference shares while they are stapled to the note, except for the period after December 15, 2014 when the preference share will pay 100 basis points to fund the increase in the margin. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or junior to the preference share component.

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

Convening of and admission to general meetings

The Board may call a meeting of the Company’s shareholders. The directors must call and arrange to hold a general meeting of the Company if requested to do so by shareholders who hold at least 5% of the votes that may be cast at the general meeting or at least 100 shareholders entitled to vote at the general meeting. Shareholders who hold at least 5% of the votes that may be cast at the general meeting may also call and arrange to hold a general meeting of the Company at their own expense.

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

Changes in capital

The Constitution does not make any provision governing changes in the capital of the Company that is more stringent than is required by Australian law.

Material contracts

Amended and restated agency agreement relating to ANZ’s US$45 billion Euro Medium Term Note Programme (the “Programme”)

On September 25, 2006, ANZ and its subsidiaries ANZ National Bank Limited (“ANZNBL”) and ANZ National (Int’l) Limited (“ANZNIL”), each in their capacity as an issuer, Deutsche Bank AG, London branch (in its capacity as the fiscal agent, calculation agent, paying agent and transfer agent for the Programme) and Deutsche Bank Trust Company Americas (in its capacity as the registrar and transfer agent for the Programme) executed an Amended and Restated Agency Agreement (the “agreement”) relating to ANZ’s US$45 billion Euro Medium Term Note Programme. Under that Programme and the agreement, ANZ can issue senior and subordinated notes up to an aggregate limit for any outstanding notes of US$40 billion and ANZNBL and ANZNIL can issue senior notes up to an aggregate limit for any outstanding notes of US$5 billion.

The agreement is an umbrella agreement and governs all issues of notes by ANZ, ANZNBL and ANZNIL and sets out the rights and obligations between each of the issuers and agents for the Programme and the appropriate procedures for issuing, making payments in respect of and redeeming such notes.

The Programme is, and (if agreed between ANZ and the relevant dealers) any notes may be, admitted to listing on the Official List of the UK Listing Authority and to trading on the Gilt Edged and Fixed Interest Market of the London Stock Exchange.

The notes issued under the Programme may only be sold outside the US under the exemption from registration provided by Regulation S of the US Securities Act of 1933 and pursuant to various selling restrictions applicable to each jurisdiction in which the notes are offered and sold as specified in the Base Prospectus for the Programme.

ANZNBL has also guaranteed the obligations of ANZNIL under the Programme and the notes issued by it.

Under the Programme and the agreement, the issuers may issue notes in any currency and with any maturity, in each case as agreed by ANZ and the relevant dealers. The issuers may also pay fees to any dealers for any issue of notes if agreed between the relevant issuer and the relevant dealers.

The terms of each issue of notes are agreed between ANZ and the relevant dealers at the time of issue and so the agreement provides for an umbrella set of terms and conditions which may apply to the notes issued by ANZ. The umbrella terms and conditions contain undertakings by the issuers and events of default which are customary for a capital markets programme of this type.

Documents on Display

Any public documents referred to in this Annual Report on Form 20-F may be inspected by contacting the Company Secretary on (613) 9273 5555 or in writing to the Company Secretary, 100 Queen Street Melbourne, Victoria, 3000 Australia.

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the Securities and Exchange Commission (SEC) at the SEC’s public reference room located at 101 Fifth Street, N.E., Washington DC 20549 or for documents filed after November 4, 2002 on their website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information.

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

The Board of Directors, through the Risk Committee (a Committee of the Board), has responsibility for oversight of market risk within the Group.  Routine management of market risk is delegated to two senior management committees. The Credit and Trading Risk Committee (CTC) is responsible for traded and non-traded market risk, while the Group Asset and Liability Committee (GALCO) is responsible for balance sheet risk.

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

Derivative activities are conducted by the Markets business and Group Treasury for trading and hedging/balance sheet management purposes.

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

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilizes a number of other risk measures (e.g. stress testing) and associated supplementary Detailed Control Limits to measure and manage traded and non-traded market risk.

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

Limit monitoring

Trading limits are independently established and monitored daily by Market Risk, a part of the Risk Management Division, within parameters delegated by the Board’s Risk Management Committee.  In addition to VaR limits, Cumulative Loss Limits and Detailed Control Limits are in place.  Detailed Control Limits address risks such as, foreign exchange open positions, Vega and interest rate sensitivities.  All limit excesses are reported to management in accordance with delegations contained in the Traded Risk Policy.

Market Risk also performs daily stress testing on all trading portfolios. These scenarios measure the potential impact on profit and loss from a series of extreme market moves.

Trading management receives daily reports and commentary of risk exposures for all portfolios, these reports are produced by Market Risk.  On a monthly basis, Market Risk produces a summary report to the CTC that presents risk and financial performance data for all trading areas, along with any other significant issues that warrant discussion.  The Board’s Risk Committee also receives regular reporting and commentary on the risk in the Trading Book.

	As at Sep-06	High for period Sep-06	Low for period Sep-06	Average for period Sep-06	As at Sep-05	High for period Sep-05	Low for period Sep-05	Average for period Sep-05
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.5	1.6	0.3	0.7	0.8	1.7	0.3	0.8
Interest rate	1.7	3.2	0.8	1.8	1.3	2.2	0.2	0.9
Credit spread	1.1	1.7	0.7	1.1	0.8	1.5	0.2	0.8
Diversification benefit	(1.4)	n/a	n/a	(1.5)	(1.2)	n/a	n/a	(0.9)
Total	1.9	3.6	0.9	2.1	1.7	3.0	0.8	1.6

	As at Sep-06	High for period Sep-06	Low for period Sep-06	Average for period Sep-06	As at Sep-05	High for period Sep-05	Low for period Sep-05	Average for period Sep-05
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	0.6	2.0	0.3	0.8	0.9	2.1	0.4	1.1
Interest rate	2.0	4.4	1.3	2.4	1.7	2.8	0.2	1.2
Credit spread	2.8	3.6	1.1	2.3	1.4	2.4	0.4	1.2
Diversification benefit	(2.9)	n/a	n/a	(2.6)	(1.8)	n/a	n/a	(1.3)
Total	2.5	4.9	1.2	2.9	2.2	4.0	1.0	2.2

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading Centres.

VaR is calculated for each major risk category, as well as for the Total Group. The diversification benefit reflects the correlation implied by historical rates between these risk categories.

As can be seen from the above table, levels of risk in ANZ’s Trading Books continue to be low, in line with management’s focus on rebalancing the risks in the organization.

Non-Traded Risk Management (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk, to hedge the market value of the Group’s capital and to protect future earnings from exchange rate movements.

Balance Sheet Risk Management

The balance sheet risk management process encompasses the management of non-traded interest rate risk, liquidity and risk to capital and earnings as a result of exchange rate movements.  Group Treasury, a specialist balance sheet management unit, manages these risks and is overseen by the GALCO, Credit and Trading Risk Committee and specialists within Market Risk.

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

Interest Rate Exposures

Interest rate risk in the balance sheet relates to the potential for changes in market interest rates to have an adverse impact on the Group’s future net interest income. This risk arises from two principal sources: mismatching the repricing dates of interest bearing assets and liabilities, and the investment of capital and other non-interest bearing liabilities (NBIs) and interest bearing assets.

Generally, internal mismatch risk can be minimized (but not completely eliminated) by matching the repricing terms of assets and liabilities.  The investment of capital and other NBI liabilities and assets, key components of the Bank’s “external” risk position, generates an open interest rate exposure, which is managed to optimise net interest income and, ultimately, shareholder value.  If the risk profile cannot be appropriately managed by matching the repricing terms of assets and liabilities, the Bank uses derivatives to hedge residual interest rate risk.

GALCO and the Credit and Trading Risk Committee, via Market Risk reporting, monitor’s individual interest rate risk exposures across the Group to ensure that the Bank’s aggregate exposure is contained within policy guidelines and approved limits set by the Risk Management Committee.

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

Offshore operations, which are generally wholesale in nature, are able to minimize interest rate sensitivity through closely matching the maturing of the loans and deposits.  Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

The bulk of the Group’s loan/deposit mix is priced on a floating rate basis, with the mix of repricing maturities influenced by the underlying needs of customers.  Risk levels reflect a declining trend over the last twelve months, in general a reflection of flat yield curves in AUD and USD that existed over the period.

a)      VaR Interest Rate Risk

	As at Sep 06	High for period Sep 06	Low for period Sep 06	Average for period Sep 06	As at Sep 05	High for period Sep 05	Low for period Sep 05	Average for period Sep 05
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Total ANZ	17.7	19.3	13.7	16.2	14.2	24.0	13.7	18.1

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

	Consolidated
	2006	2005
Impact of 1% Rate Shock
As at September 30	1.50%	1.73%
Maximum exposure	1.85%	1.87%
Minimum exposure	0.81%	0.25%
Average Exposure	1.51%	1.21%

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

The following table represents the interest rate sensitivity as at September 30, 2006 of the Group’s assets, liabilities and off balance sheet instruments repricing in the periods shown.

At September 30, 2006	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not Bearing interest	Total
	$M	$M	$M	$M	$M	$M	$M
Liquid assets and due from other financial institutions	21,572	1,121	175	200	—	1,616	24,684
Trading and investments securities	11,493	1,874	697	4,051	1,697	20	19,832
Derivative financial assets	—	—	—	—	—	9,164	9,164
Net loans and advances	176,511	9,250	14,327	54,244	1,078	—	255,410
Other assets	13,890	32	55	336	49	12,319	26,681
Total assets	223,466	12,277	15,254	58,831	2,824	23,119	335,771
Certificates of deposit and term deposits	58,543	11,209	6,985	6,142	25	20	82,924
Other deposits	71,394	776	1,556	5,025	1	10,718	89,470
Derivative financial liabilities	—	—	—	—	—	8,753	8,753
Other borrowings and due to other financial institutions	31,808	4,994	3,874	3,996	875	971	46,518
Other liabilities	17,230	3	3	658	291	8,839	27,024
Bonds, notes and loan capital	35,858	1,961	1,014	19,850	2,493	—	61,176
Total liabilities	214,833	18,943	13,432	35,671	3,685	29,301	315,865
Shareholders’ equity and outside equity interests	—	—	—	—	—	19,906	19,906
Off balance sheet items affecting interest rate sensitivity	(563)	8,896	596	(10,789)	1,860	—	—
Interest sensitivity gap
- net	8,070	2,230	2,418	12,371	999	(26,088)	—
- cumulative	8,070	10,300	12,718	25,089	26,088	—	—

At September 30, 2005	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not Bearing interest	Total
	$M	$M	$M	$M	$M	$M	$M
Liquid assets and due from other financial institutions	13,511	984	286	259	1,082	1,827	17,949
Trading and investments securities	11,044	1,263	627	2,489	807	97	16,327
Derivative financial assets	—	—	—	—	—	6,511	6,511
Net loans and advances	164,892	8,621	14,061	45,461	1,032	(1,577)	232,490
Other assets	318	55	111	570	77	26,477	27,608
Total assets	189,765	10,923	15,085	48,779	2,998	33,335	300,885
Certificates of deposit and term deposits	58,515	10,176	5,190	4,565	11	—	78,457
Other deposits	58,497	898	1,771	4,614	46	10,378	76,204
Derivative financial liabilities	—	—	—	—	—	7,006	7,006
Other borrowings and due to other financial institutions	35,113	4,055	3,007	2,495	1,020	1,998	47,688
Other liabilities	169	1	14	479	286	22,833	23,782
Bonds, notes and loan capital	28,207	2,585	1,235	11,830	4,353	-	48,210
Total liabilities	180,501	17,715	11,217	23,983	5,716	42,215	281,347
Shareholders’ equity and outside equity interests	—	—	—	—	—	19,538	19,538
Off balance sheet items affecting interest rate sensitivity	2,013	9,271	(2,879)	(11,737)	3,332	—	—
Interest sensitivity gap
- net	11,277	2,479	989	13,059	614	(28,418)	—
- cumulative	11,277	13,756	14,745	27,804	28,418	—	—

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

The table below shows the aggregate amounts of ANZ’s balance sheet financial instruments denominated in currencies other than Australian dollars. (These have been translated at the September 30, 2006 exchange rates used for ANZ’s financial reporting).

Year ended September 30, 2006	NZD AUD$M	USD AUD$M	GBP AUD$M	Other AUD$M	Total non-AUD exposure AUD$M
Assets
Liquid assets	3,716	4,588	262	1,009	9,575
Due from other financial institutions	1,745	4,378	41	406	6,570
Trading securities	1,393	82	—	13	1,488
Investment securities	310	2,329	440	808	3,887
Net loans and advances	67,526	10,069	839	4,571	83,005
Customers’ liability for acceptances	—	192	—	4	196
Other financial assets	20	11,480	1,449	3,672	16,621
Total	74,710	33,118	3,031	10,483	121,342
Liabilities
Due to other financial institutions	2,229	3,281	369	1,135	7,014
Deposits and other borrowings	47,363	26,035	2,113	7,039	82,550
Liability for acceptances	—	192	—	4	196
Bonds and notes	1,350	16,957	6,528	23,844	48,679
Loan capital	873	4,263	2,088	1,379	8,603
Other financial liabilities	15,104	904	123	668	16,799
Total	66,919	51,632	11,221	34,069	163,841

Information on fair values is contained in Note 37 to the Financial Report and information on contract terms is contained in Notes 9, 10, 11, 13, 14, 23, 24, 28 and 29 to the Financial Report.

Further details on our foreign exchange derivative financial instruments are contained in Note 12 of the Financial Report.

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

Capital related hedge contracts outstanding at September 30, 2006 were NZD1,551 million, USD327 million and GBP105 million.

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

Foreign Currency Investments in Subsidiaries and Associates

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

Movements arising on these foreign exchange exposures impact reserves (see foreign currency translation reserves in Note 31 of the Financial Report). Exposures are reviewed on a regular basis by GALCO.

Further key market risk information is contained in Note 35 to the Financial Report and in “Operating and Financial Review and Prospects”.

Liquidity Risk

The liquidity management process ensures that funds are available at all times to meet maturing obligations as they fall due. ANZ’s policy establishes daily liquidity management practices as well as scenario-based guidelines to monitor future liquidity flows under both normal operating conditions and in the event of an ANZ-specific liquidity crisis.

To assist with routine and crisis liquidity management and to support payment system activities, the Bank holds a portfolio of high quality, readily saleable assets.  The interest rate risk on this portfolio is hedged to minimize any potential impact to the Bank’s net interest income.

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

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in Note 36 and Note 53  to the Financial Report, and the information on hedging derivatives provided in Note 12: Derivative Financial Instruments to the Financial Report.  The accounting for derivatives under AIFRS is outlined in Note 12 to the Financial Report and US GAAP in Note 53 to the Financial Report.

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

Hedging Strategies

ANZ manages risk to within defined Value at Risk (“VaR”) limits using a combination of derivative and non-derivatives.

Market risk is the risk to the Group's earnings arising from changes in interest rates, currency exchange rates, credit spreads or from fluctuations in bond, commodity or equity prices. These risks arise from trading transactions where ANZ acts as principal with clients or with the market. ANZ hedges interest rate related market risk with a variety of non-derivative financial instruments and derivatives such as interest rate swaps, forward rate agreements, interest rate futures and interest rate options. ANZ hedges currency related market risk with a variety of non-derivative financial instruments and derivatives such as forward foreign exchange contracts, currency swaps and foreign exchange options. ANZ hedges credit related market risk with a variety of non-derivative financial instruments and derivatives such as credit default swaps. ANZ hedges commodity related market risk using a variety of non-derivative financial instruments and derivatives such as commodity forward exchange contracts and commodity futures.  These hedges are not hedges for accounting purposes.

Non-traded market risk is the risk to the Group's earnings from adverse changes in the market such as interest rates or foreign exchange movements.  ANZ hedges interest rate related non-traded market risk with a variety of derivatives such as interest rate swaps, forward rate agreements and interest rate futures. ANZ hedges currency related non-traded market risk with a variety of non-derivative financial instruments and derivatives such as forward foreign exchange contracts.  In some situations, the Group will designate these derivatives as accounting hedges.

The hedging of both traded and non-traded market risk is effectively monitored through the measurement of VaR.  VaR is a statistical estimate of the likely daily loss and is based on historical market movements. ANZ monitors the VaR arising from its trading and balance sheet management activities against established limits to confirm the ongoing effectiveness of risk management hedging strategies.

Hedge accounting is not-applied to trading instruments.  For US GAAP purposes, hedge accounting is applied where interest rate swaps are used to hedge the interest rate risk arising from fixed rate debt issuances. The effectiveness of accounting hedges is established using the short-cut method or through long form regression analysis.

Valuation considerations

The fair values of linear derivatives such as interest rate swaps, currency swaps and credit default swaps are calculated as the discounted expected value of future cashflows. Discounting is performed using curves appropriate for each market, such as swap curves for interest rate swaps, basis curves for cross-currency basis swaps and CDS curves for credit default swaps. Discounting curves are applied consistently across all derivative instruments of a particular product type.

The fair values of non-linear derivatives are calculated using market-standard pricing models. The pricing models, including the assumptions surrounding them, are validated by a group independent of the model developers. The on-going reasonableness of the model assumptions is assessed through regular model re-validation and via backtesting.

Item 12:         Description of Securities other than Equity Securities

Not applicable

Item 13:          Defaults, Dividend Arrearages and Delinquencies

None

Item 14:         Material Modifications to the Rights of Security Holders and use of Proceeds

None

Item 15:          Controls and Procedures

Disclosure Controls and Procedures

During 2006, the Group performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures.  Disclosure controls procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the annual report on Form 20-F and filed with the US Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.  The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the foregoing, the Group’s management, including our Chief Executive Officer and our Chief Financial Officer, concluded that the Group’s disclosures controls and procedures were effective as of September 30, 2006.

Refer also to Exhibit 12.1 and 12.2.

Management’s Annual Report on Internal Control over Financial Reporting

Management of Australia and New Zealand Banking Group Limited. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made in accordance with authorisations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006.  In making the assessment, management used the framework in “Internal Control — Integrated Framework” promulgated by the committee of Sponsoring Organisations of the Treadway Commission, commonly referred to as the “COSO” criteria.

Based upon the assessment performed, management concluded that as of September 30, 2006 the Company’s internal control over financial reporting was effective based upon the COSO criteria.  Additionally, based upon management’s assessment, the Company determined that there were no material weaknesses in its internal control over financial reporting as of September 30, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006 has been audited by KPMG, the Company’s independent registered public accounting firm, who also audited the Company’s financial statements as of and for the year ended September 30, 2006, as stated in their report which is included herein.

Attestation Report of Registered Public Accounting Firm

For a copy of the attestation report on management’s assessment of internal controls over financial reporting refer to page 147 of the Financial Report.

Internal Controls

There have been no changes in the Group’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16A:         Audit Committee Financial Expert

Refer to Item 6 pages 80 to 125.

Item 16B:         Code of Ethics

Refer to Item 6 pages 80 to 125.

Item 16C:         Principal Accountant Fees and Services

Refer to Item 6 pages 80 to 125.

Item 16D:         Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E:         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Refer to Item 5 pages 24 to 80

Item 17:          Financial Statements

Not applicable as Item 18 complied with.

Item 18:          Financial Statements

See attached for Australia and New Zealand Banking Group Limited Financial Report and Consent of KPMG.

Item 19:          Exhibits

Exhibit 1		Constitution

Exhibit 4

Exhibit 4.1		Material contracts

4.1.	1	Amendment and Restatement of Agency Agreement

Exhibit 8	-	Subsidiaries

Exhibit 12

Exhibit 12.1		302 Certification by Chief Executive Officer

Exhibit 12.2		302 Certification by Chief Financial Officer

Exhibit 13

Exhibit 13.1		906 Certification by Chief Executive Officer

Exhibit 13.2		906 Certification by Chief Financial Officer

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Registrant)

/s/ P R Marriott

By:

P R MARRIOTT

Chief Financial Officer

Date: January 8, 2007

 US financial report

Income Statements

Balance Sheets

Statements of Recognised Income and Expense

Cash Flow Statements

Notes to the Financial Statements
1	Significant Accounting Policies
2	Critical Estimates and Judgements Used in Applying Accounting Policies
3	Income
4	Expenses
5	Compensation of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Derivative Financial Instruments
13	Available-for-sale Assets and Investment Securities
14	Net Loans and Advances
15	Impaired Financial Assets
16	Provision for Credit Impairment
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill and Other Intangibles
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Reserves and Retained Earnings
32	Minority Interests
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Financial Risk Management
36	Interest Rate Risk
37	Fair Value of Financial Assets and Financial Liabilities
38	Segment Analysis
39	Notes to the Cash Flow Statements
40	Controlled Entities
41	Associates
42	Interests in Joint Venture Entities
43	Fiduciary Activities
44	Commitments
45	Contingent Liabilities, Contingent Assets and Credit Related Commitments
46	Superannuation and Other Post Employment Benefit Schemes
47	Employee Share and Option Plans
48	Key Management Personnel Disclosures
49	Transactions with Other Related Parties
50	Exchange Rates
51	Impact of Adopting Australian Equivalents to International Financial Reporting Standards
52	Events Since the End of the Financial Year
53	US GAAP Reconciliation

Reports of Independent Registered Public Accounting Firm

Financial Information

1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Provision for credit impairment – Industry Analysis
6	Short Term Borrowings
7	Capital Management

Glossary

Alphabetical Index

Income statements for the year ended 30 September

		Consolidated		The Company
	Note	2006	2005(3)	2006	2005(3)
		$m	$m	$m	$m
Total income	3	25,510	21,297	17,914	14,037
Interest income	3	22,301	17,719	14,618	10,948
Interest expense	4	(15,358)	(11,901)	(10,341)	(7,648)
Net interest income		6,943	5,818	4,277	3,300
Other operating income	3	3,015	3,377	3,296	3,089
Share of joint venture profit from ING Australia and ING New Zealand	3	138	149	—	—
Share of associates profit	3	56	52	—	—
Operating income		10,152	9,396	7,573	6,389
Operating expenses	4	(4,531)	(4,418)	(3,250)	(3,126)
Profit before credit impairment and income tax		5,621	4,978	4,323	3,263
Provision for credit impairment	16	(407)	(580)	(278)	(388)
Profit before income tax		5,214	4,398	4,045	2,875
Income tax expense	6	(1,522)	(1,220)	(871)	(700)
Profit for the year		3,692	3,178	3,174	2,175
Profit attributable to minority interests		4	3	—	—
Profit attributable to shareholders of the Company(1),(2)		3,688	3,175	3,174	2,175
Earnings per ordinary share (cents)
Basic	8	200.0	169.5	n/a	n/a
Diluted	8	194.0	164.4	n/a	n/a

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

(1)  The results of 2006 include the impact of these significant items:

•    Settlement of ANZ National Bank claims ($14 million profit after tax), Company (NIL)

•    Settlement of NHB insurance claim ($79 million profit after tax), Group and Company.

The results of 2005 include the impact of the significant item:

•    Gain on sale of NBNZ Life ($14 million profit after tax), Company (NIL)

(2)  Includes NBNZ incremental integration costs of $26 million (2005: $52 million) after tax.

(3)  2005 comparatives are not restated for the financial instruments standards being AASB 132, AASB 139 and AASB 4, as permitted under the first time adoption transitional provisions.

Balance sheets as at 30 September

		Consolidated		The Company
	Note	2006	2005(1)	2006	2005(1)
		$m	$m	$m	$m
Assets
Liquid assets	9	15,019	11,601	10,427	7,191
Due from other financial institutions	10	9,665	6,348	6,253	3,452
Trading securities(2)	11	9,179	6,285	7,508	5,309
Derivative financial instruments	12	9,164	6,511	8,787	6,027
Available-for-sale assets/investment securities(3)	13	10,653	10,042	8,657	5,301
Net loans and advances	14	255,410	232,490	172,155	153,361
Customer’s liabilities for acceptances		13,435	13,449	13,425	13,449
Due from controlled entities		—	—	9,418	8,625
Regulatory deposits	17	205	159	132	113
Shares in controlled entities	18	—	—	11,424	11,998
Shares in associates and joint venture entities	18	2,200	1,926	307	92
Deferred tax assets	19	1,384	1,389	867	806
Goodwill and other intangible assets(4)	20	3,337	3,458	419	422
Other assets	21	5,011	6,173	2,690	2,833
Premises and equipment	22	1,109	1,054	527	495
Total assets		335,771	300,885	252,996	219,474
Liabilities
Due to other financial institutions	23	14,118	12,027	11,652	9,029
Deposits and other borrowings	24	204,794	190,322	128,321	113,089
Derivative financial instruments	12	8,753	7,006	8,442	6,322
Liability for acceptances		13,435	13,449	13,425	13,449
Due to controlled entities		—	—	12,556	11,694
Current tax liabilities	25	569	199	701	281
Deferred tax liabilities	25	1,384	1,602	999	1,211
Payables and other liabilities	26	10,679	7,618	8,823	5,472
Provisions	27	957	914	688	650
Bonds and notes	28	50,050	39,073	39,839	32,739
Loan capital	29	11,126	9,137	10,251	8,452
Total liabilities		315,865	281,347	235,697	202,388
Net assets		19,906	19,538	17,299	17,086
Equity
Ordinary share capital	30	8,271	8,053	8,271	8,053
Preference share capital	30	871	1,858	871	1,858
Reserves	31	(354)	(46)	(16)	(135)
Retained earnings	31	11,084	9,646	8,173	7,310
Share capital and reserves attributable to shareholders of the Company		19,872	19,511	17,299	17,086
Minority interests	32	34	27	—	—
Total Equity		19,906	19,538	17,299	17,086
Commitments	44
Contingent liabilities, contingent assets and credit related commitments	45

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

(1) 2005 comparatives are not restated for the financial instruments standards being AASB 132, AASB 139 and AASB 4, as permitted under the first time adoption transitional provisions.

(2) Includes bills held in portfolio $1,569 million (September 2005: $1,182 million).

(3) In 2005 available-for-sale assets were reported as investment securities.

(4) Excludes notional goodwill related to the ING Australia joint venture of $826 million (September 2005: $826 million) and the ING New Zealand joint venture of $79 million (September 2005: $82 million).

Statements of recognised income and expense for the year ended 30 September

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Items recognised directly in equity(1)

Currency translation adjustments
Exchange differences on translation of foreign operations taken to equity	(203)	(443)	97	(213)

Available-for-sale assets
Valuation gain taken to equity	20	n/a	15	n/a
Cumulative (gain) transferred to the income statement on sale	(8)	n/a	(7)	n/a

Cash flow hedges
Valuation gain taken to equity	121	n/a	36	n/a
Transferred to income statement for the year	(56)	n/a	(7)	n/a

Actuarial (loss)/gain on defined benefit plans	(55)	25	(54)	23
Net income/(loss) recognised directly in equity	(181)	(418)	80	(190)

Profit for the year	3,692	3,178	3,174	2,175
Total recognised income and expense for the year	3,511	2,760	3,254	1,985
Total recognised income and expense for the year attributable to minority interests	4	3	—	—
Total recognised income and expense for the year attributable to shareholders of the Company	3,507	2,757	3,254	1,985
Effect of adoption of AASB 139:(2)
Available-for-sale reserve	(10)	n/a	(11)	n/a
Hedging reserve	162	n/a	11	n/a
Retained earnings	(431)	n/a	(201)	n/a
	(279)	n/a	(201)	n/a

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

(1) These items are disclosed net of tax (refer Note 6).

(2) No portion is attributable to minority interests.

Cash flow statements for the year ended 30 September

			Consolidated		The Company
	Note		2006	2005	2006	2005
			$m	$m	$m	$m
Cash flows from operating activities
Interest received			23,014	17,868	14,623	10,926
Dividends received			53	144	1,151	475
Fee income received			2,082	2,303	1,434	1,340
Other income received			1,057	1,013	1,273	1,517
Interest paid			(14,676)	(11,414)	(9,311)	(7,541)
Personnel expenses paid			(2,737)	(2,498)	(1,887)	(1,702)
Premises expenses paid			(379)	(367)	(262)	(251)
Other operating expenses paid			(2,416)	(2,144)	(1,154)	(931)
Recovery from NHB litigation			114	—	114	—
Income taxes paid
Australia			(788)	(572)	(793)	(434)
Overseas			(437)	(500)	(46)	(37)
Goods and services tax received (paid)			(18)	18	—	—
(Increase)/decrease in operating assets
Liquid assets – greater than three months			(1,300)	(728)	(441)	(631)
Due from other financial institutions			1,318	(371)	177	(180)
Trading securities			(1,681)	(821)	(182)	(523)
Regulatory deposits			(42)	5	(17)	22
Loans and advances			(26,848)	(28,788)	(18,732)	(20,599)
Increase/(decrease) in operating liabilities
Deposits and other borrowings			16,129	19,856	14,736	14,085
Due to other financial institutions			1,859	4,972	2,462	3,422
Payables and other liabilities			541	(1,339)	1,221	(1,375)
Net cash (used in)/provided by operating activities	39	(a)	(5,155)	(3,363)	4,366	(2,417)
Cash flows from investing activities
Net (increase)/decrease
Available-for-sale assets
Purchases			(15,480)	(17,188)	(16,880)	(13,873)
Proceeds from sale or maturity			16,239	17,856	13,695	14,421
Controlled entities and associates
Purchased (net of cash acquired)			(289)	(208)	(230)	—
Proceeds from sale (net of cash disposed)			14	360	10	—
Premises and equipment
Purchases			(250)	(325)	(161)	(277)
Proceeds from sale			19	86	12	1
Other			1,697	(1,719)	(239)	(2,370)
Net cash provided by/(used in) investing activities			1,950	(1,138)	(3,793)	(2,098)
Cash flows from financing activities
Net increase (decrease)
Due from/to controlled entities			—	—	66	1,085
Bonds and notes
Issue proceeds			17,506	17,968	14,316	13,691
Redemptions			(8,949)	(5,025)	(8,873)	(4,665)
Loan capital
Issue proceeds			1,248	1,225	1,188	1,225
Redemptions			(656)	(93)	(626)	—
Change in minority interests			—	8	—	—
Dividends paid			(1,930)	(1,808)	(1,903)	(1,724)
Share capital issues			147	120	147	120
Share capital buyback			(146)	(204)	(146)	(204)
Euro Trust security issue			—	875	—	875
Euro Trust issue costs			—	(4)	—	(4)
Net cash provided by financing activities			7,220	13,062	4,169	10,399
Net cash (used in)/provided by operating activities			(5,155)	(3,363)	4,366	(2,417)
Net cash provided by/(used in) investing activities			1,950	(1,138)	(3,793)	(2,098)
Net cash provided by financing activities			7,220	13,062	4,169	10,399
Net increase in cash and cash equivalents			4,015	8,561	4,742	5,884
Cash and cash equivalents at beginning of year			13,702	7,854	7,899	4,242
Foreign currency translation on opening balances			2,627	(2,713)	929	(2,227)
Cash and cash equivalents at end of year	39	(b)	20,344	13,702	13,570	7,899

The notes appearing on pages 6 to 108 form an integral part of these financial statements.

Notes to the financial statements

1: Significant Accounting Policies

i) Basis of preparation

These consolidated financial statements comprise a general purpose financial report and:

•      comply with the accounts provisions of the Banking Act 1959

•      have been prepared in accordance with both International Financial Reporting Standards (IFRS) and Australian equivalents to the International Financial Reporting Standards (AIFRS), other authoritive pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

•      are presented in Australian dollars

•      have been prepared in accordance with the historical cost convention except that the following assets and liabilities are stated at their fair value: derivative financial instruments, including the fair value of any applicable underlying exposure; assets treated as available-for-sale; financial instruments held for trading; term funding instruments including specific bonds and notes; and defined benefit plan assets and liabilities.

The financial report of the Group complies with Australian and International Accounting Standards.  The Group’s financial report is in compliance with both AIFRS and IFRS.  The financial statements of the Company are considered separate financial statements and comply with AIFRS which does not require certain disclosures, such as average balance sheet and derivatives for parent entity accounts, which are required under IFRS.

The preparation of the financial report requires the use of management judgement, estimates and assumptions that affect reported amounts and the application of policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable. Actual results may differ from these estimates. Discussion of these critical accounting treatments, which include complex or subjective decisions or assessments, are covered within Note 2. Such estimates may require review in future periods.

The Parent entity is an entity of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 (as amended). Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

The financial report was authorised for issue by the directors on 1 November 2006.

International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards issued by the AASB, being AIFRS. The Group revised its accounting policies effective 1 October 2004 to enable the preparation of financial statements that comply with AIFRS. This is the Group’s first annual financial report prepared in accordance with AIFRS. AASB 1: ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ has been applied in preparing these financial statements. An explanation of how the transition from superseded policies to AIFRS has impacted the Group’s reported financial position, financial performance and cash flow, is set out in Note 51.

The accounting policies have been consistently applied by all consolidated entities and to all periods presented in the consolidated financial report, and the opening AIFRS balance sheet as at 1 October 2004, except for those policies relating to standards for which comparatives are not restated, as permitted under the first time adoption transitional provisions of AASB 1. The standards are AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 139: ‘Financial Instruments: Recognition and Measurement’, and AASB 4: ‘Insurance Contracts’. Policies applied in respect of the period 1 October 2004 to September 2005 prior to the adoption of these standards are set out as ‘comparative accounting policy’ throughout this note.

The Group has elected to early adopt the following accounting standards and amendments:

•      AASB 119: ‘Employee Benefits’ (December 2004)

•      AASB 2004-3: ‘Amendments to Australian Accounting Standards’ (December 2004) amending AASB 1, AASB 101: ‘Presentation of Financial Statements’ and AASB 124: ‘Related Party Disclosures’

•      AASB 2005-3: ‘Amendment to Australian Accounting Standards’ (June 2005) amending AASB 119: ‘Employee Benefits’ (December 2004).

•      ASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts.

The following standards and amendments were available for early adoption but have not been applied by the Group in these financial statements:

•      AASB 7: ‘Financial Instruments: Disclosure’. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

•      AASB 2005-1: ‘Amendments to Australian Accounting Standards’ (May 2005) amending AASB 139. AASB 2005-1 is applicable for annual reporting periods beginning on or after 1 January 2006.

•      AASB 2005-9: ‘Amendments to Australian Accounting Standards’ (September 2005) replacing the presentation requirements for financial instruments in AASB 132. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006.

•      AASB 2005-10: ‘Amendments to Australian Accounting Standards’ (September 2005) makes consequential amendments to AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 101 : ‘Presentation of Financial Statements’, AASB 114: ‘Segment Reporting’, AASB 117: ‘Leases’, AASB 133: ‘Earnings per Share’, AASB ‘139 Financial Instruments: Recognition and Measurement’, AASB 1, AASB 4, AASB 1023: ‘General Insurance Contracts’ and AASB 1038: ‘Life Insurance Contracts’ arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the Group as the standard and the amendment are only concerned with disclosures.

AASB 7 requires the disclosure of the significance of financial instruments on an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. AASB 2005-10 amendments arise from the release of AASB 7 and are only applicable when an entity adopts AASB 7.

AASB 2005-1 permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements.

As a result of the amendments introduced by AASB 2005-1, the Group can no longer designate NZD denominated revenues of its New Zealand subsidiary as hedged items. The realised gains on the hedges of future years’ revenues of approximately $141 million (net of tax) are included in the hedging reserve in equity at 30 September 2006. In line with AIFRS requirements, these gains (which would have otherwise been transferred to the income statement in future years as the hedged transactions occurred) were transferred directly to retained earnings at 1 October 2006.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the Group as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and the Group. However, the quantification of the impact is not yet known or reasonably estimable. An exercise to quantify the financial impact is currently being undertaken by the Company and the Group.

ii) Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and all of its controlled entities where it is determined that there is a capacity to control.

Where controlled entities have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

Control means the power to govern directly or indirectly the financial and operating policies of an entity so as to obtain benefits from its activities. Control is usually present when an entity has: power over more than one-half of the voting rights of the other entity; power to govern the financial and operating policies of the other entity; power to appoint or remove the majority of the members of the board of directors or equivalent governing body; or power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the entity. In addition, potential voting rights that are presently exercisable or convertible are taken into account. However, all the facts of a particular situation are considered when determining whether control exists. In relation to special purpose entities, such control is also deemed to exist even where an entity owns less than a majority of the shareholder or Board voting power of such companies, provided that the following factors exist:

•      the majority of the benefits from their activities accrue to the entity

•      the entity has the majority of the residual risks and rewards of the special purpose entity.

Further detail on special purpose entities is provided in note 2(i).

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities.

The Group’s share of results of associates and joint venture entities is included in the consolidated income statement. Shares in associates and joint venture entities are stated in the consolidated balance sheet at cost plus the Group’s share of post acquisition net assets. Interests in associates and joint ventures are reviewed annually for impairment primarily using a discounted cash flow methodology. In the course of completing this impairment review other methodologies are considered to determine the reasonableness of the valuation, including the multiples of earnings methodology.

In the Company’s financial statements, investments in associates and joint venture entities are carried at cost.

All significant activities of the Group, with the exception of the ING Australia Joint Venture, are operated through wholly owned controlled entities.

Derecognition

The Group enters into transactions where it transfers assets recognised on its balance sheet but retains either all risks and rewards of the transferred assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred assets are not derecognised from the balance sheet. The main types of financial assets that do not qualify for derecognition are debt securities held by counterparties as collateral under repurchase agreements, equity securities lent under securities lending agreements and securitised assets.

In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognises the asset if control over the asset is lost. The rights and obligations retained in the transfer are recognised separately as assets and liabilities as appropriate. In transfers where control over the asset is retained, the Group continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

iii) Foreign currency

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The consolidated financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.

Translation differences on non-monetary items, such as derivatives measured at fair value through profit or loss, are reported as part of the fair value gain or loss on these items. For 2006, translation differences on non-monetary items measured at fair value through equity, such as equities classified as available-for-sale financial assets, are included in the available-for-sale reserve in equity.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from (i) the settlement of such transactions, and (ii) the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Foreign operations

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy), that have a functional currency different from the Group’s presentation currency, are translated into the Group’s presentation currency as follows:

(i) assets and liabilities of each foreign operation are translated at the rates of exchange ruling at balance date;

(ii) revenue and expenses of each foreign operation are translated at the average exchange rate for the period, unless this average is not a reasonable approximation of the rate prevailing on transaction date, in which case revenue and expenses are translated at the exchange rate ruling at transaction date; and

(iii) all resulting exchange differences are recognised in the foreign currency translation reserve.

On consolidation, exchange differences arising from borrowings and other currency instruments designated as hedges of net investment in foreign operations, are taken to the foreign currency translation reserve.

When a foreign operation is disposed, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the rate ruling at balance date.

iv) Interest income and interest expense

Current accounting policy

Interest income and interest expense are recognised in the income statement as they accrue, using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or financial liability and allocates the interest income or interest expense, including fees and directly related transaction costs that are an integral part of the effective interest rate, over the expected life of the financial instrument. Income and expense on the financial instruments are recognised on an effective yield basis in proportion to the amount outstanding over the period to maturity or repayment.

Loan commitment fees, together with related direct costs, are deferred and recognised as an adjustment to the interest yield on the loan once drawn or immediately to the income statement for expired commitments.

Fees and commissions payable to brokers in respect of originating lending business, where these are direct and incremental costs related to the issue of a financial instrument, are deferred in other assets and recognised in interest income as part of the effective interest rate.

Comparative period policy

Interest on amounts outstanding is accounted for on an accruals basis with the exception of interest on non-accrual loans as set out in note 1(x) under comparative period policy.

v) Fee and commission income

Current accounting policy

Fees and commissions that are integral to the effective interest rate of a financial asset or liability are included in the determination of the effective interest rate.

Fees and commissions that relate to the execution of a significant act (for example, advisory or arrangement services, placement fees and underwriting fees) are recognised when the significant act has been completed.

Fees charged for providing ongoing services (for example, maintaining and administering existing facilities) are recognised as income over the period the service is provided.

Comparative period policy

Fee and commission income is brought to account on an accruals basis. Certain yield-related front-end application fees received are deferred and accrued to income as an adjustment to yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires.

vi) Offsetting of income and expenses

Income and expenses are not offset unless required or permitted by an accounting standard. At the Group level, this generally arises in the following circumstances:

•      where transaction costs form an integral part of the effective interest rate of a financial instrument which is measured at amortised cost, these are offset against the interest income generated by the financial instrument

•      where gains and losses relating to fair value hedges are assessed as being effective

•      where gains and losses from a group of similar transactions are reported on a net basis, such as foreign exchange gains and losses

•      where amounts are collected on behalf of third parties, where the Group is acting as an agent only, or

•      where costs are incurred on behalf of customers from whom the Group is reimbursed.

vii) Trading securities and other financial assets at fair value through profit or loss

Current accounting policy

Trading securities and other financial instruments acquired principally for the purpose of selling in the short-term or which are a part of a portfolio which is managed for short-term profit-taking are initially recognised and subsequently measured in the balance sheet at their fair value. Additionally, this valuation basis is used as an alternative to hedge accounting for certain financial instruments where certain conditions are met.

Changes in the fair value (gains or losses) of these financial instruments are recognised in the income statement in the period in which they occur.

Comparative period policy

Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the income statement.

viii) Derivative financial instruments

Current accounting policy

Derivative financial instruments are contracts whose value is derived from one or more underlying price, index or other variable. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Derivative financial instruments are entered into for trading purposes (including customer-related reasons), or for hedging purposes (where the derivative instruments are used to hedge the Group’s exposures to interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-trading positions).

Derivative financial instruments are recognised initially at fair value with gains or losses from subsequent measurement at fair value being recognised in the income statement. Where the derivative is designated effective as a hedging instrument, the timing of the recognition of any resultant gain or loss in the income statement is dependent on the hedging designation. These hedging designations and associated accounting are as follows:

•      Fair value hedge

Where the Group hedges the fair value of a recognised asset or liability or firm commitment, changes in the fair value of the derivative designated as a fair value hedge are recognised in the income statement. Changes in the fair value of the hedged item attributable to the hedged risk are reflected in adjustments to the carrying value of the hedged item, which are also recognised in the income statement.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The resulting adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement over the period to maturity.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

•      Cash flow hedge

The Group designates derivatives as cash flow hedges where the instrument hedges the variability in cash flows of a recognised asset or liability, a foreign exchange component of a firm commitment or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges is deferred to the hedging reserve which forms part of shareholders’ equity. Any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place.

When the hedge expires, is sold, terminated, exercised, or no longer qualifies for hedge accounting, the cumulative amount deferred in equity remains in the hedging reserve, and is subsequently transferred to the income statement when the hedged item is recognised in the income statement.

When a forecast transaction is no longer expected to occur, the amount deferred in equity is recognised immediately in the income statement.

•      Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss from remeasuring the fair value of the hedging instrument relating to the effective portion of the hedge is deferred in equity and the ineffective portion is recognised immediately in the income statement.

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair value of derivatives that are not designated in a hedging relationship but are entered into to manage the interest rate and foreign exchange risk of funding instruments are recognised in the income statement. Under certain circumstances, the component of the fair value change in the derivative which relates to current period realised and unrealised interest is included in net interest income. The remainder of the fair value movement is included in other income.

Purchases and sales of derivatives that do not qualify for hedge accounting are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

Embedded derivatives

Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not measured at fair value. The embedded derivative is measured at fair value with changes in fair value immediately recognised in the income statement.

Cash flow treatment

Movements in the derivative financial position are recorded in the cash flow statement when they are settled on the other financing and investing lines.

Set-off arrangements

Fair value gains/losses arising from trading derivatives are not offset against fair value gains/losses on the balance sheet unless a legal right of set-off exists.

For contracts subject to master netting agreements that create a legal right of set-off for which only the net revaluation amount is recognised in the income statement, unrealised gains on derivatives are recognised as part of other assets and unrealised losses are recognised as part of other liabilities.

Comparative accounting policy

Trading derivatives, comprising derivatives entered into for customer-related or for proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to other operating income in the income statement.

Derivatives designated as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. The gains or losses are recorded in the income or expense line in which the underlying exposure movements are recorded. Where the underlying exposure no longer exists, the gains and losses are recognised in the income statement in the other operating income line.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. For hedging instruments designated as hedging interest rate risk, the amortised deferred gain or loss is posted to the net interest line; for items designated as hedging foreign currency exposures, the amortised deferred gain or loss is recorded in the other operating income line. The impact of hedges of foreign currency revenue is recorded in interest income. The deferred gain or loss is recorded in other liability or other assets in the balance sheet.

Gains and losses that arise prior to and upon maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the income statement in other income.

ix) Available-for-sale assets

Current accounting policy

Available-for-sale assets comprise non-derivative financial assets which the Group designates as available-for-sale but which are not deemed to be held principally for trading purposes, and include equity investments, certain loans and advances, and fixed term securities. They are initially recognised at fair value plus transaction costs. Subsequent gains or losses arising from changes in fair value are included as a separate component of equity, the ‘Available-for-sale revaluation reserve’. When the asset is sold the cumulative gain or loss relating to the asset is transferred to the income statement.

Where there is objective evidence of impairment on an available-for-sale asset, the cumulative loss related to that asset is removed from equity and recognised in the income statement. If, in a subsequent period, the amount of an impairment loss relating to an available-for-sale debt instrument decreases and the decrease can be linked objectively to an event occurring after the impairment event, the loss is reversed through the income statement.

Premiums and discounts are included within the calculation of the fair value of the security. Interest income is accrued on an effective yield basis and dividend income is recognised when the right to receive payment is established.

Financial assets previously disclosed as investment securities are now predominantly treated as available-for-sale securities.

Purchases and sales of available-for-sale financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

Comparative period policy

Investment securities are those which the Group has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be an other than temporary diminution in value. The market value of listed and unlisted investment securities used for considering other than temporary impairment and fair value market disclosures is determined using quoted market prices for securities with the same or similar credit, maturity and yield characteristics.

x) Net loans and advances

Current accounting policy

Net loans and advances are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money to a debtor with no intention of trading the loans and advances. The loans and advances are initially recognised at fair value plus transaction costs that are directly attributable to the issue of the loan or advance. They are subsequently measured at amortised cost using the effective interest method (refer note 1(iv)). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

All loans are subject to scrutiny and graded according to the level of credit risk.

Net loans and advances includes direct finance provided to customers such as bank overdrafts, credit cards, term loans, finance lease receivables and commercial bills. Overdrafts, credit cards, term loans and commercial bills are carried at amortised cost.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the income statement as part of interest income.

Comparative accounting policy

Loans are classified as either productive or non-accrual. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring.

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

Finance lease receivables

Finance lease receivables include amounts due from lessees in relation to finance leases and hire purchase contracts.

A hire purchase contract is one where the Group (the ‘owner’) allows the customer (the ‘hirer’) the right to possess and use goods in return for regular payments. When all payments are made the title to the goods passes to the customer.

The gross amount of contractual payments regarding lease finance to business customers that have a fixed rate and a fixed term are recorded as gross lease receivables and the unearned interest component is recognised as income yet to mature.

Finance lease receivables are initially recognised at amounts equal to the present value of the minimum lease payments, plus the present value of any unguaranteed residual value expected to accrue at the end of the lease term. Finance lease payments are allocated between interest revenue and reduction in the lease receivable over the term of the finance lease, reflecting a constant periodic rate of return on the net investment outstanding in respect of the lease. Any unguaranteed operating lease residual is recorded as other assets and not within net loans and advances.

At the end of the lease term, goods are disposed of and proceeds received are applied against the residual value. Any resulting gains or losses are recognised through the income statement.

xi) Impairment of loans and advances

Current accounting policy

Loans and advances are reviewed at least at each reporting date for impairment.

Credit impairment provisions are raised for exposures, including off-balance sheet items such as commitments and guarantees, that are known to be impaired. Exposures are impaired and impairment losses are recorded if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that loss event or events has had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans that can be reliably estimated.

Impairment is assessed individually for assets that are individually significant (or on a portfolio basis for small value loans), and then on a collective basis for those exposures not individually known to be impaired.

Exposures that are assessed collectively are placed in pools of similar assets with similar risk characteristics. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The estimated impairment losses are measured as the difference between the assets carrying amount and the estimated future cash flows discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the cash flow, it is recognised in interest income. The process of estimating the amount and timing of cash flows involves considerable management judgment. These judgments are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The provision for impairment loss (individual and collective) is deducted from loans and advances in the balance sheet and the movement for the reporting period is reflected in the income statement.

When a loan is uncollectible, it is written-off against the related provision for loan impairment. Subsequent recoveries of amounts previously written-off are credited back to the income statement.

Where impairment losses recognised in previous periods have subsequently decreased or no longer exist, such impairments are reversed in the income statement.

A provision is also raised for off balance sheet items such as commitments and guarantees that are considered to be onerous.

Comparative accounting policy

The Group recognises an expense for credit losses through a systematic approach drawing on historical loss experience, portfolio composition, internal rating statistics and overlaid by management judgement to ensure the estimated expense reflects current economic conditions and credit risks. The charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the incurred loss by considering:

•      the history of credit loss for each type and risk rate of lending; and

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

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet individually identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are raised to cover expected losses, where full recovery of principal is doubtful. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the General Provision to the Specific Provision. Recoveries, representing excess transfers to the Specific Provision, are credited to the General Provision.

Provisions for doubtful debts are deducted from loans and advances in the balance sheet.

xii) Leasing

Leases as lessee

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are recognised as an expense on a straight-line basis over the lease term.

Leases as lessor

Contracts to lease assets, and hire purchase agreements are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer or an unrelated third party. All other lease contracts are classified as operating leases. The policy for accounting for finance leases as lessor is explained in note 1(x) above.

xiii) Acceptances

Commercial bills accepted but not held in portfolio are accounted for as a liability with a corresponding contra asset. The liability is disclosed as liability for acceptances, and the asset is disclosed as Customer’s liability for acceptances

The Group’s own acceptances discounted are held as part of the trading securities portfolio.

xiv) Goodwill and other intangible assets

Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and not amortised, but assessed for impairment annually and whenever there is an indication that the goodwill may be impaired. This involves, where required, using the discounted cash flow (DCF) or the capitalisation of earnings methodology (CEM) to determine the expected future benefits of the cash-generating units. Where the assessment results in the goodwill balance exceeding the value of expected future benefits, the difference is charged to the income statement.

Any impairment of goodwill is not subsequently reversed.

Other intangible assets

Other intangible assets include costs incurred in acquiring and building software and computer systems (“software”).

Software is amortised using the straight-line method over its expected useful life to the Group. The period of amortisation is between 3 and 5 years except for branch front-end applications where 7 years is used.

At each reporting date, software assets are reviewed for impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement.

Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

xv) Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation and impairment.

The gain or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight-line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5%–33%

Leasehold improvements are amortised on a straight-line basis over the shorter of their useful lives or remaining terms of the lease.

Premises and equipment impairment assessment

At each reporting date, the carrying amounts of premises and equipment are reviewed for impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement. If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

xvi) Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements where substantially all the risks and rewards of ownership remain with the Group, and a counterparty liability is disclosed under the classifications of due to other financial institutions or payables and other liabilities. The difference between the sale price and the repurchase price is accrued over the life of the repurchase agreement and charged to interest expense in the income statement.

Securities purchased under agreements to resell, where the Group does not acquire the risks and rewards of ownership, are recorded as liquid assets, net loans and advances, or due from other financial institutions, depending on the term of the agreement and the counterparty. The security is not included in the balance sheet. Interest income is accrued on the underlying loan amount.

Securities borrowed are not recognised in the balance sheet, unless these are sold to third parties, at which point the obligation to repurchase is recorded as a financial liability at fair value with fair value movements included in the income statement.

xvii) Capitalised expenses

Direct external expenses, comprising direct and incremental costs related to the acquisition of interest earning assets, including structured institutional lending, mortgages and finance leases, are initially recognised as part of the cost of acquiring the asset and amortised as part of expected yield over its expected life using the effective interest method. The write-off is to interest income as part of the effective interest rate. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the particular asset portfolio, taking into account contractual obligations and prepayment experience assessed on a regular basis. Impairment of capitalised expenses is assessed through comparing the actual behaviour of the portfolio against initial expected life assumptions.

xviii) Deposits and other borrowings

Deposits and other borrowings include certificates of deposit, interest bearing deposits, debentures and other related interest bearing financial instruments. They are measured at amortised cost. The interest expense is recognised using the effective interest method as explained in note 1(iv).

xix) Bonds, notes and loan capital

Bonds, notes and loan capital are accounted for in the same way as deposits and other borrowings, except for those bonds and notes which are stated at fair value, with fair value movements recorded in the income statement.

xx) Employee benefits

Leave benefits

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is calculated and accrued for in respect of all applicable employees (including on-costs) using an actuarial valuation.

Defined contribution superannuation schemes

The Group operates a number of defined contribution schemes and also contributes, according to local law, in the various countries in which it operates, to government and other plans that have the characteristics of defined contribution schemes. The Group’s contributions to these schemes are recognised as an expense in the income statement when incurred.

Defined benefit superannuation schemes

The directors have elected under s334(5) of the Corporations Act 2001 to early adopt the December 2004 revision of Australian Accounting Standard AASB 119: ‘Employee Benefits’.

The Group operates a number of defined benefit schemes. The liability and expense related to providing benefits to employees under each defined benefit scheme are calculated by independent actuaries. Initially, a defined benefit liability is recognised, to the extent that the present value of the defined benefit obligation of each scheme, calculated using the Projected Unit Credit Method, is greater than the fair value of each scheme’s assets. Where this calculation results in a benefit to the Group, a defined benefit asset is recognised. In each subsequent reporting period, ongoing movements in the defined benefit liability or asset carrying value is treated as follows:

•                  the net movement relating to the current period’s service cost, interest cost, expected return on scheme assets, past service costs and other costs (such as the effects of any curtailments and settlements) is recognised as an employee expense in the income statement

•                  movements relating to actuarial gains and losses are recognised directly in retained earnings

•                  contributions incurred are recognised directly against the net defined benefit position.

Share-based compensation

The Group has various equity settled share-based compensation plans. These are described in Note 47 of the 2006 annual financial report and largely comprise the Employee Share Acquisition Plan and the ANZ Share Option Plan.

ANZ ordinary shares: The fair value of ANZ ordinary shares granted under the Employee Share Acquisition Plan is measured at grant date, using the one-day volume weighted average market price of ANZ shares. The fair value is expensed immediately when shares vest immediately or on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in equity.

Share options: The fair value of share options is measured at grant date, using an option pricing model. The fair value is expensed on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in the share options reserve. The option pricing model takes into account the exercise price of the option, the risk-free interest rate, the expected volatility of ANZ ordinary share price and other factors. Market vesting conditions are taken into account in estimating the fair value.

Performance rights: From October 2005, ANZ has granted Performance Rights to certain employees. A Performance Right is a right to acquire a share at nil cost to the employee subject to satisfactorily meeting time and performance hurdles. Upon exercise, each Performance Right entitles the holder to one ordinary share in ANZ. The fair value of Performance Rights is determined at grant date using an option pricing model, taking into account market conditions. The fair value is expensed over the relevant vesting period. This is recognised as an employee expense with a corresponding increase in equity.

Other adjustments: The amount recognised as an expense is adjusted to reflect the actual number of shares or share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

xxi) Provisions

The Group recognises provisions when there is a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation at reporting date. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. Any expected third party recoveries are recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

xxii) Offsetting of assets and liabilities

Assets and liabilities are offset and the net amount reported in the balance sheet only where there is:

•      a current enforceable legal right to offset the asset and liability, and

•      an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

xxiii) Loss contingencies

These items are recorded as liabilities on the balance sheet when the following requirements are met:

•      the transaction is probable in that the contingency is likely to occur; and

•      the contingency can be reasonably estimated.

Further disclosure is made in note 45, where the above requirements are not met but there is a possible obligation that is higher than remote. Specific details are provided together with an estimate of the range or a statement that such an estimate is not possible.

xxiv) Income tax

Income tax expense

Income tax on earnings for the year comprises current and deferred tax and is based on the applicable tax law in each jurisdiction. It is recognised in the income statement as tax expense, except when it relates to items credited directly to equity, in which case it is recorded in equity, or where it arises from the initial accounting for a business combination, in which case it is included in the determination of goodwill.

Current tax

Current tax is the expected tax payable on taxable income for the year, based on tax rates (and tax laws) which are enacted or substantively enacted by the reporting date, including any adjustment for tax payable in previous years. Current tax for current and prior years is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive tax balance sheet liability method. It is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for taxation purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement reflects the tax consequences that would follow from the manner in which the Group, at the reporting date, recovers or settles the carrying amount of its assets and liabilities.

Deferred tax liabilities are recognised for all taxable temporary differences, other than those in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in controlled entities, branches, associates and joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets associated with these interests are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and there will be sufficient taxable profits against which to utilise the benefits of the temporary difference.

Deferred tax assets, including those related to the tax effects of income tax losses and credits available to be carried forward, are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses and credits can be utilised.

For details of Tax Consolidation, refer note 6.

xxv) Change in accounting policy

In the current reporting period the Group has adopted AASB 132: ‘Financial Instruments: Presentation and Disclosure’, AASB 139: ‘Financial Instruments: Recognition and Measurement’ and AASB 4: ‘Insurance Contracts’. This change in accounting policy has been adopted in accordance with the transitional rules of AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132, AASB 139 and AASB 4. The impact of this change in accounting policy in the current reporting period is detailed in note 51.

2: Critical estimates and judgements used in applying accounting policies

The Group prepares its consolidated financial statements in accordance with policies which are based on Australian Equivalents to International Financial Reporting Standards, other authoritative accounting pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act of 2001. This involves the Group making estimates and assumptions that affect the reported amounts within the financial statements. Estimates and judgements are continually evaluated and are based on historical factors, including expectations of future events that are believed to be reasonable under the circumstances. All material changes to accounting policies and estimates and the application of these policies and judgements are approved by the Audit Committee of the Board.

A brief explanation of critical estimates and judgements, and their impact on the Group, follows:

Critical Accounting Estimates and Assumptions

Provisions for credit impairment

The accounting policy, as explained in note 1(xi), relating to measuring the impairment of loans and advances, requires the Group to assess impairment regularly. The credit provisions raised (individual and collective) represent management’s best estimate of the losses incurred in the loan portfolio at balance date based on their experienced judgement.

The collective provision is estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data and events and an assessment of the impact of model risk. The use of such judgements and reasonable estimates is considered by management to be an essential part of the process and does not impact on reliability.

Individual provisioning is applied when the full collectibility of one of the Group’s loans is identified as being doubtful.

Individual and collective provisioning is calculated using discounted expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are revised regularly to reduce any differences between loss estimates and actual loss experience.

Critical judgements in applying the entity’s accounting policies

i) Special purpose and off balance sheet entities

The Group may invest in or establish special purpose entities (SPEs) to enable it to undertake specific types of transactions. The main types of these SPEs are securitisation vehicles, structured finance entities, entities used to sell credit protection and managed funds.

Where the Group has established SPEs which are controlled by the Group to facilitate transactions undertaken for Group purposes, these are consolidated in the Group’s financial statements.

The Group does not consolidate SPEs that it does not control in accordance with the Group’s policy outlined in note 1(ii). As it can sometimes be difficult to determine whether the Group has control of an SPE, it makes judgments about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question.

The table below summarises the main types of SPEs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

			SPE Assets
Type of SPE	Reason for establishment	Key Risks	2006	2005
			$m	$m
Securitisation vehicles	Assets are transferred to an SPE which funds the purchase by issuing securities. This enables ANZ or customers to increase diversity of funding sources. The amount disclosed here is the total assets of SPEs managed or arranged by ANZ. It includes SPEs that purchase assets from sellers other than ANZ.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities. ANZ does not bear the majority of residual rights and rewards.	9,381	11,981
Structured finance entities(1)	These entities are set up to assist with the structuring of client financing.	ANZ may manage these vehicles and also provide derivatives.	n/a	n/a
Credit protection	These entities are set up to allow the Group to sell the credit risk on portfolios.	ANZ may manage these vehicles.	2,145	—
Managed funds	These funds invest in specified investments on behalf of clients.	INGA, INGNZ and certain subsidiaries of ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	53,760	44,779

(1)  ANZ’s net investment in the structured finance entities is $233 million (30 September 2005: $1,243 million).

ii) Valuation of investment in ING Australia Limited (INGA)

The Group adopts the equity method of accounting for its 49% interest in INGA. As at 30 September 2006, the Group’s carrying value was $1,462 million (September 2005: $1,530 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the income statement as an impairment write-down.

During the year the Group engaged Ernst & Young [ABC] Limited (EY [ABC]) to provide an independent valuation of INGA for 31 March 2006 assessment purposes. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements. The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital. EY [ABC] presented an independent valuation range of $3,955 million to $4,194 million, reflecting a range of sales and cost base assumptions. Based on this review, ANZ believed that no change was required to the carrying value of the investment as at 31 March 2006.

At 30 September 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment. The assessment involved review of the following indicators of impairment:

•      Performance

•      Operational and regulatory factors

•      Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

(iii) Valuation of investment in ING (NZ) Holdings Limited (ING NZ)

The Group adopts the equity method of accounting for its 49% interest in ING NZ.

As at 30 September 2006, the Group’s carrying value was $146 million (September 2005: $131 million).

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.

Any excess of carrying value above recoverable amount is written off to the income statement as an impairment write-down.

During the year the Group engaged PricewaterhouseCoopers (PwC) to provide an impairment analysis of ING NZ for 31 March 2006 assessment purposes. The valuation was based on a discounted cashflow approach. PwC presented a valuation range as at 31 December 2005 of $337 million to $371 million (at 30 September 2006 exchange rates), reflecting a range of sales and cost base assumptions.

PwC also considered the additional cash generated by ING NZ in the period between 31 December 2005 and 31 March 2006 in order to provide an assessment as at 31 March 2006 of the appropriateness of the carrying value. Based on this review ANZ believed that no change was required to the carrying value of the investment as at 31 March 2006.

At 30 September 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment based on the 31 March 2006 valuation. The assessment involved review of the following indicators of impairment:

•      Performance

•      Operational and regulatory factors

•      Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

iv) Goodwill and valuation of goodwill in ANZ National Bank Ltd

The carrying value of goodwill is reviewed at each balance date and is written down, to the extent that it is no longer supported by probable future benefits.

Any excess of carrying value over recoverable amount is taken to the income statement as an impairment write-down.

As at 30 September 2006, the balance of goodwill recorded as an asset in ANZ National Bank Ltd was $2,828 million (30 September 2005: $2,943 million).

Goodwill is allocated to cash-generating units (CGU) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management reporting purposes.

Impairment testing of purchased goodwill is performed annually in March through an independent valuation, by comparing the recoverable value of the CGU with the current carrying amount of its net assets, including goodwill. Where the current carrying value is greater than fair value a charge for impairment of goodwill will be recorded in the income statement.

In determining the fair value of the CGU for testing of the goodwill in ANZ National Bank Ltd, an independent valuation is obtained based on a capitalisation of earnings approach. Under this methodology, valuation multiples (such as the price to earnings (PE) ratio) observed from previous transactions in the banking sector and current price/cash earnings multiples from similar businesses are used to determine an appropriate price/earnings multiple for the CGU.

In determining an appropriate price multiple for the valuation, judgement is applied when assessing comparable companies and transactions, particularly with respect to the mix of business, geographic location, growth prospects, riskiness of future earnings and size of the overall business.

The results of the independent valuation carried out as at 31 March 2006 showed a fair value in excess of the then current carrying value for the CGU and hence the carrying value of the goodwill was not considered impaired.

At 30 September 2006, impairment testing via a management review was conducted to determine whether there were any indicators of impairment in the carrying value of ANZ National Bank Ltd’s goodwill. The assessment involved review of the following indicators of impairment:

•      Performance

•      Operational and regulatory factors

•      Economic and industry factors

The assessment did not indicate the existence of impairment indicators and accordingly no write-down was required.

3: Income

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Interest income
Other financial institutions	407	258	254	127
Trading securities	526	303	384	254
Available-for-sale assets	736	519	448	242
Loans and advances	18,802	16,178	11,791	9,826
Acceptances	969	—	969	—
Other	861	461	507	286
	22,301	17,719	14,353	10,735
Controlled entities	—	—	265	213
Total interest income	22,301	17,719	14,618	10,948
Other operating income

Lending(1)	430	1,043	336	856
Non lending fees and commissions	1,956	1,800	1,343	1,190
	2,386	2,843	1,679	2,046
Controlled entities	—	—	173	218
Total fee and commission income	2,386	2,843	1,852	2,264
Fee and commission expense	(241)	(232)	(175)	(169)
Net fee and commission income	2,145	2,611	1,677	2,095

ii) Other income
Net foreign exchange earnings	447	454	203	351
Net gains/(losses) from trading securities(2)	(7)	33	(17)	40
Net gains/(losses) from trading derivatives	216	101	167	77
Fair value movements on financial instruments measured at fair value through profit or loss(3)	49	—	36	—
Significant item: Net profit before tax from the sale of NBNZ Life to new joint venture ING NZ	—	14	—	—
Significant item: Settlement of ANZ National Bank Limited claims	14	—	—	—
Life insurance margin on services operating income	—	18	—	—
Profit (loss) on sale of premises(4)	2	6	—	(3)
Rental income	2	2	2	2
Dividends received from controlled entities	—	—	1,145	478
Other	147	138	83	49
Total other income	870	766	1,619	994
Total other operating income	3,015	3,377	3,296	3,089
Share of joint venture profit from ING Australia and ING NZ(5) (refer note 42)	138	149	—	—
Share of associates profit (net of write-offs) (refer note 41)	56	52	—	—
Total share of joint venture and associates profit	194	201	—	—
Total income(6)	25,510	21,297	17,914	14,037

(1)                   Lending fees in 2006 exclude fees treated as part of the effective yield calculation and included in interest income (refer note 1(iv)).

(2)                   Does not include interest income.

(3)                   Includes any fair value movements (excluding realised and accrued interest) on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cashflow hedges, and fair value movements in bonds and notes designated at fair value.

(4)                   Gross proceeds on sale of premises is $4 million (2005: $9 million).

(5)                   A joint venture entity from 30 September 2005.

(6)                   Total income includes external dividend income of $53 million (2005: $106 million) for the Group and $6 million (2005: $7 million) for the Company.

4: Expenses

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Interest expense
Financial institutions	636	345	527	251
Deposits	8,000	6,732	5,296	4,337
Borrowing corporations’ debt	652	643	—	—
Commercial paper	1,440	1,135	245	133
Acceptances	809	—	809	—
Loan capital, bonds and notes	3,387	2,477	2,537	2,070
Other	434	569	299	453
	15,358	11,901	9,713	7,244
Controlled entities	—	—	628	404
Total interest expense	15,358	11,901	10,341	7,648
Operating expenses

i) Personnel
Employee entitlements and taxes	207	190	137	130
Salaries and wages	1,746	1,625	1,201	1,071
Superannuation costs – defined benefit plans (refer note 46)	11	16	6	10
Superannuation costs – defined contribution plans	160	143	121	105
Equity-settled share-based payments (refer note 47)	76	80	65	71
Temporary staff	121	111	75	66
Other	408	364	297	274
Total personnel expenses	2,729	2,529	1,902	1,727
ii) Premises
Amortisation of leasehold improvements (refer note 22)	18	16	12	9
Depreciation of buildings and integrals (refer note 22)	15	11	2	2
Rent	228	213	146	137
Utilities and other outgoings	128	122	92	91
Other	25	32	24	23
Total premises expenses	414	394	276	262
iii) Computer
Computer contractors	47	53	39	49
Data communication	57	60	33	34
Depreciation and amortisation(1)	208	235	170	182
Rentals and repairs	68	58	49	48
Software purchased	117	115	84	84
Other	52	37	29	14
Total computer expenses	549	558	404	411
iv) Other
Advertising and public relations	175	161	123	92
Amortisation of other intangible assets (refer note 20)	3	3	3	3
Audit fees (refer note 5)	9	7	6	4
Depreciation of furniture and equipment (refer note 22)	48	43	36	29
Freight and cartage	47	45	40	36
Loss on sale of equipment	4	9	2	4
Non-lending losses, frauds and forgeries	55	62	18	45
Postage and stationery	116	113	73	67
Professional fees	127	123	96	93
Significant item: Settlement of NHB insurance claim	(113)	—	(113)	—
Telephone	56	55	30	29
Travel	136	124	89	76
Other	125	140	224	201
Total other expenses	788	885	627	679
v) Restructuring	51	52	41	47
Total operating expenses	4,531	4,418	3,250	3,126
Total expenses	19,889	16,319	13,591	10,774

(1)                   Comprises software amortisation of $114 million (2005: $125 million), refer note 20 and computer depreciation of $94 million (2005: $110 million), refer note 22. The Company comprises software amortisation of $100 million (2005: $106 million), refer note 20 and computer depreciation of $70 million (2005: $76 million), refer note 22.

5: Compensation of Auditors

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group(1)	6,462	4,981	5,572	3,732
Other audit-related services(2)	1,152	1,150	878	712
Other assurance services(3)	209	1,296	209	1,296
Total	7,823	7,427	6,659	5,740
Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	2,654	2,343	527	655
Other audit-related services(2)	1,031	1,292	497	487
Other assurance services(3)	38	5	—	5
	3,723	3,640	1,024	1,147
Taxation(3)	—	4	—	—
Total	3,723	3,644	1,024	1,147
Total compensation of auditors	11,546	11,071	7,683	6,887

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

(1)                   2006 and 2005 includes services in relation to the transition to Australian equivalents to International Financial Reporting Standards. 2006 includes additional audit fees in relation to Sarbanes-Oxley matters. In 2005 KPMG provided Sarbanes-Oxley advisory services which have been included within other assurance services, refer footnote 3 below.

(2)                   Includes prudential supervision reviews for central banks and prospectus reviews.

(3)                   Other assurance services includes:

Consolidated	2006	2005
	$’000	$’000
Tax compliance and related services	—	4
Controls and process reviews	—	254
Sarbanes-Oxley matters	—	885
Accounting advice	—	74
Sustainability review	203	82
Training course	44	—
Other	—	6
Total	247	1,305

6: Income Tax Expense

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
(a) Income tax recognised in the Income Statement

Tax expense/(income) comprises:

Income tax expense/(income)	1,754	1,046	1,206	541
Adjustments recognised in the current year in relation to the current tax of prior years	(4)	(2)	—	(1)
Deferred tax expense/(income) relating to the origination and reversal of temporary differences	(225)	176	(333)	160
Benefits arising from previously unrecognised tax losses, tax credits, or temporary differences of a prior period that is used to reduce: - current tax expense	(3)	—	(2)	—
Total income tax expense charged in the Income Statement	1,522	1,220	871	700

Reconciliation of the prima facie income tax expense on pre-tax profit with the income tax expense charged in the Income Statement.

Operating profit before income tax	5,214	4,398	4,045	2,875

Prima facie income tax expense at 30%	1,564	1,320	1,214	863

Change in income tax expense due to:
Overseas tax rate differential	25	22	(5)	(2)
Rebateable and non-assessable dividends	(6)	(23)	(345)	(141)
Other non-assessable income	(9)	(32)	—	(3)
Profit from associated and joint venture entities	(57)	(59)	—	—
Life insurance accounting	—	(5)	—	—
Other	9	(1)	7	(16)
	1,526	1,222	871	701
Income tax under/(over) provided in previous years	(4)	(2)	—	(1)
Total income tax expense charged in the Income Statement	1,522	1,220	871	700
Effective Tax Rate	29.2%	27.7%	21.5%	24.3%
Australia	984	803	784	625
Overseas	538	417	87	75
(b) Income tax recognised directly in equity
The following income tax amounts were charged directly to equity during the period	2	23	(3)	9

Tax consolidation

The Company and all its wholly owned Australian resident entities are part of a tax-consolidated group under Australian taxation law.

The Company is the head entity in the tax-consolidated group. Tax expense/income and deferred tax liabilities/assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group on a ‘group allocation’ basis. Current tax liabilities and assets of the tax consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

Due to the existence of a tax funding arrangement between the entities in the tax-consolidated group, amounts are recognised as payable to or receivable by the Company and each member of the group in relation to the tax contribution amounts paid or payable between the Company and the other members of the tax-consolidated group in accordance with the arrangement.

Members of the tax-consolidated group have also entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations.

7: Dividends

	Consolidated				The Company
	2006		2005		2006		2005
	$m		$m		$m		$m
Ordinary dividends
Interim dividend	1,024		930		1,024		930
Final dividend	1,078	(1)	983	(1)	1,078	(1)	983	(1)
Bonus option plan adjustment	(34)		(36)		(34)		(36)
Dividends on ordinary shares	2,068		1,877		2,068		1,877

(1)                   Dividends are not accrued and are recorded when determined. Final dividend of $1,267 million for 2006 is not included in the table above.

A final dividend of 69 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 15 December 2006 (2005: final dividend of 59 cents, paid 16 December 2005, fully franked). The 2006 interim dividend of 56 cents, paid 3 July 2006, was fully franked (2005: interim dividend of 51 cents, paid 1 July 2005, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2005: 30%).

Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the years ended 30 September 2006 and 2005 were as follows:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Paid in cash	1,903	1,724	1,903	1,724
Satisfied by issue of shares	165	153	165	153
	2,068	1,877	2,068	1,877

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Preference dividends
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)(1)	—	66	—	—
Euro Trust Securities	27	18	—	—
Dividends on preference shares	27	84	—	—

(1)                   Under AIFRS, the ANZ Stapled Exchangeable Preferred Securities are now treated as loan capital (refer note 29), with distributions being reported as an interest expense in the financial year ended 30 September 2006.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each, raising $1 billion ($987 million net of issue costs of $13 million). ANZ StEPS comprise 2 fully paid securities – an interest paying unsecured note issued by a New Zealand subsidiary (ANZ Holdings (New Zealand) Limited) which is stapled to a fully paid preference share issued by the Company.

Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component of ANZ StEPS. Distributions are reported as interest expense from 1 October 2005, due to the reclassification of the preference securities as loan capital under AIFRS.

Further details in relation to ANZ StEPS are set out in note 29.

Euro Trust Securities

On 13 December 2004, the Group issued 500,000 Euro Floating Rate Non-cumulative Trust Securities (“Euro Trust Securities”) at €1,000 each into the European market, raising €500 million (A$871 million at the spot rate at the date of issue, net of issue costs). The Euro Trust Securities comprise 2 fully paid securities – an interest paying unsecured note issued by a United Kingdom subsidiary (ANZ Jackson Funding PLC) and a fully paid €1,000 preference share issued by the Company, which are stapled together and issued as a Euro Trust Security by ANZ Capital Trust III.

Distributions on Euro Trust Securities are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to 3 month EURIBOR rate plus a 66 basis point margin. At each payment date the 3 month EURIBOR rate is reset for the next quarter. Dividends are not payable on the preference share while it is stapled to the note. If distributions are not paid on Euro Trust Securities, the Company may not pay dividends or return capital on its ordinary shares or any other share capital or security ranking equal or below the preference share component. (Refer to note 30 for further details.)

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $341 million (2005: $78 million) after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2006 financial year, $543 million of franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised that a bank under its supervision must consult with it before declaring a coupon payment on a Tier 1 instrument, including a dividend if the bank has incurred a loss, or proposes to pay coupon payments on Tier 1 instruments (including dividends), which exceed the level of current year profits.

Dividend Reinvestment Plan

During the year, 3,545,901 ordinary shares were issued at $23.85 per share, and 3,039,401 ordinary shares at $26.50 per share, under the dividend reinvestment plan (2005: 3,900,116 ordinary shares at $19.95 per share, and 3,406,775 ordinary shares at $21.85 per share). All eligible shareholders can elect to participate in the dividend reinvestment plan.

Bonus Option Plan

Dividends paid during the year have been reduced as a result of certain shareholders participating in the bonus option plan and foregoing all or part of their right to dividends. These shareholders were issued bonus shares.

During the year, 1,384,144 ordinary shares were issued under the bonus option plan (2005: 1,749,584 ordinary shares).

		Bonus
	Determined	option plan	Amount
	dividend	adjustment	paid
	$m	$m	$m
Final dividend 2005	1,078	(18)	1,060
Interim dividend 2006	1,024	(16)	1,008
	2,102	(34)	2,068

8: Earnings per Ordinary Share

	Consolidated
	2006	2005
Basic earnings per share (cents)	200.0	169.5

Earnings reconciliation ($millions)
Profit for the year	3,692	3,178
Less: net profit attributable to minority interests	4	3
Less: preference share dividend paid	27	84
Earnings used in calculating basic earnings per share	3,661	3,091
Weighted average number of ordinary shares (millions)	1,830.3	1,823.7

Diluted earnings per share (cents)	194.0	164.4

Earnings reconciliation ($millions)
Earnings used in calculating basic earnings per share	3,661	3,091
Add: US Trust Securities interest expense	53	48
Add: ANZ StEPS interest expense	45	44
Earnings used in calculating diluted earnings per share	3,759	3,183

Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,830.3	1,823.7
Add: potential conversion of options to ordinary shares	13.9	9.7
potential conversion of US Trust Securities to ordinary shares	54.8	60.1
potential conversion of ANZ StEPS to ordinary shares	38.2	42.7
Used in calculating diluted earnings per share	1,937.2	1,936.2

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is approximately 1.6 million.

9: Liquid Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	1,286	888	1,242	865
Money at call, bills receivable and remittances in transit	938	1,013	892	958
Securities purchased under agreement to resell in less than 90 days	4,776	1,405	4,776	1,394
	7,000	3,306	6,910	3,217
New Zealand
Coins, notes and cash at bankers	913	242	—	—
Money at call, bills receivable and remittances in transit	1,398	1,405	—	—
Other banks’ certificates of deposit	1,351	1,896	—	—
Securities purchased under agreement to resell in less than 90 days	260	249	—	—
	3,922	3,792	—	—
Overseas markets
Coins, notes and cash at bankers	251	232	111	119
Money at call, bills receivable and remittances in transit	2,279	2,302	1,946	1,980
Other banks’ certificates of deposit	1,566	1,969	1,460	1,875
Securities purchased under agreement to resell in less than 90 days	1	—	—	—
	4,097	4,503	3,517	3,974
Total liquid assets	15,019	11,601	10,427	7,191
Maturity analysis based on original term to maturity
Less than 90 days	11,633	9,600	8,050	5,315
More than 90 days	3,386	2,001	2,377	1,876
Total liquid assets	15,019	11,601	10,427	7,191

10: Due from Other Financial Institutions

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia	3,090	917	3,068	899
New Zealand	3,236	2,731	—	—
Overseas Markets	3,339	2,700	3,185	2,553
Total due from other financial institutions	9,665	6,348	6,253	3,452
Maturity analysis based on original term to maturity
Less than 90 days	8,711	4,102	5,520	2,584
More than 90 days	954	2,246	733	868
Total due from other financial institutions	9,665	6,348	6,253	3,452

11: Trading Securities

Trading securities are allocated between Australia, New Zealand and Overseas markets based on the domicile of the issuer

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Listed – Australia
Other securities and equity securities	5	—	5	—
	5	—	5	—
Listed – Overseas markets
Other government securities	44	—	44	—
	44	—	44	—
Total listed	49	—	49	—
Unlisted – Australia
Commonwealth securities	328	551	328	551
Local, semi-government and other government securities	2,635	1,646	2,635	1,646
ANZ accepted bills	1,569	1,182	1,569	1,182
Other securities and equity securities	2,639	1,594	2,363	1,490
	7,171	4,973	6,895	4,869
Unlisted – New Zealand
Other government securities	210	343	37	—
Other securities and equity securities	1,220	551	—	24
	1,430	894	37	24
Unlisted – Overseas markets
Other government securities	—	27	—	27
Other securities and equity securities	529	391	527	389
	529	418	527	416
Total unlisted	9,130	6,285	7,459	5,309
Total trading securities	9,179	6,285	7,508	5,309

12: Derivative Financial Instruments

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

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. Interest rate options provide the buyer with the right but not the obligation either to receive or pay interest at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal credit contracts used by the Group are default swaps. Default swaps are contracts that provide for a specified payment to be made to the purchaser of the swap following a defined credit event.

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

The Group further restricts its exposure to credit losses by entering into master agreements with counterparties with which it undertakes a significant volume of transactions. The use of a master agreement does not generally result in an offset of balance sheet assets and liabilities. However, the credit risk is reduced by a master agreement to the extent that if an event of default occurs, all contracts with the counterparty are terminated and settled on a net basis. Despite this, as a result of the number of transactions that are usually subject to such master agreements, the Group’s overall exposure to credit risk on derivative instruments can change substantially within a short period.

The following table provides an overview of the Group’s and the Company’s foreign exchange rate, credit, commodity and interest rate derivatives. It includes all trading and other than trading contracts. Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable, and thus the aggregate fair values of derivative financial assets and liabilities, can fluctuate significantly from time to time. The fair values of derivative instruments held and notional principal amounts are set out below.

		Sept-06
		Fair value										Sept-05
										Total fair value
				Hedging						of derivatives
	Notional							Net investment				Notional	Net
Consolidated at	principal	Trading		Fair value		Cash flow		in foreign operations				principal	Fair value
30 September 2006	amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	amount	Assets
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange and commodities contracts
Spot and forward contracts	217,522	2,054	(2,195)	—	—	—	—	1	(34)	2,055	(2,229)	184,958	(413)
Swap agreements	110,638	2,714	(2,247)	114	(64)	—	—	—	—	2,828	(2,311)	68,892	(746)
Futures contracts	557	45	(29)	—	—	—	—	—	—	45	(29)	256	4
Options purchased	9,166	259	—	—	—	—	—	—	—	259	—	9,340	186
Options sold	13,916	—	(202)	—	—	—	—	—	—	—	(202)	14,925	(174)
Other contracts	7,397	1,055	(916)	—	—	—	—	—	—	1,055	(916)	4,963	(2)
Collateral(1)	—	(1,279)	1,256	—	—	—	—	—	—	(1,279)	1,256	—	586
	359,196	4,848	(4,333)	114	(64)	—	—	1	(34)	4,963	(4,431)	283,334	(559)
Interest rate contracts
Forward rate agreements	96,147	14	(10)	—	—	—	—	—	—	14	(10)	47,734	1
Swap agreements	589,135	3,296	(3,566)	212	(263)	211	(61)	—	—	3,719	(3,890)	405,152	431
Futures contracts	99,184	249	(242)	—	—	2	(2)	—	—	251	(244)	35,111	8
Options purchased	17,733	141	—	—	—	—	—	—	—	141	—	12,810	62
Options sold	33,638	—	(100)	—	—	—	—	—	—	—	(100)	16,715	(42)
	835,837	3,700	(3,918)	212	(263)	213	(63)	—	—	4,125	(4,244)	517,522	460
Credit contracts
Credit default swaps	23,965	76	(78)	—	—	—	—	—	—	76	(78)	15,437	(1)
	1,218,998	8,624	(8,329)	326	(327)	213	(63)	1	(34)	9,164	(8,753)	816,293	(100)

(1)  Collateral relates predominantly to Foreign Exchange contracts.

						Sept-06
						Fair value				Sept-05
								Total fair value
	Notional					Hedging		of derivatives		Notional	Net
Company at	principal	Trading		Fair value		Cash flow				principal	Fair value
30 September 2006	amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	amount	Assets
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange and commodities contracts
Spot and forward contracts	201,577	1,902	(1,948)	—	—	—	—	1,902	(1,948)	174,092	(607)
Swap agreements	149,823	3,086	(2,292)	112	(64)	—	—	3,198	(2,356)	64,990	(618)
Futures contracts	557	45	(29)	—	—	—	—	45	(29)	256	4
Options purchased	8,798	250	—	—	—	—	—	250	—	9,111	178
Options sold	13,654	—	(193)	—	—	—	—	—	(193)	14,748	(166)
Other contracts	7,678	1,056	(917)	—	—	—	—	1,056	(917)	4,963	(2)
Collateral(1)	—	(1,279)	571	—	—	—	—	(1,279)	571	—	586
	382,087	5,060	(4,808)	112	(64)	—	—	5,172	(4,872)	268,160	(625)
Interest rate contracts
Forward rate agreements	85,514	7	(6)	—	—	—	—	7	(6)	38,554	—
Swap agreements	460,101	2,843	(2,992)	121	(106)	194	(45)	3,158	(3,143)	312,205	459
Futures contracts	84,259	248	(241)	—	—	2	(2)	250	(243)	25,141	9
Options purchased	17,863	124	—	—	—	—	—	124	—	13,712	54
Options sold	34,092	—	(100)	—	—	—	—	—	(100)	17,906	(45)
	681,829	3,222	(3,339)	121	(106)	196	(47)	3,539	(3,492)	407,518	477
Credit contracts
Credit default swaps	23,940	76	(78)	—	—	—	—	76	(78)	15,412	(1)
	1,087,856	8,358	(8,225)	233	(170)	196	(47)	8,787	(8,442)	691,090	(149)

(1)   Collateral relates predominantly to Foreign Exchange contracts.

Cashflow Hedges (consolidated)

The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges is deferred to the hedging reserve which forms part of shareholders’ equity. Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place. As at September 30, 2006, net gains on derivative financial instruments designated as cash flow hedges deferred to the hedging reserve were $227 million.

Concentrations of Credit Risk (consolidated)

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

Approximately 72% (2005: 57%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

			Corporations,	Total
		Australian	non-OECD	credit
Consolidated at	OECD	and OECD	banks and	equivalent
30 September 2006	governments	banks	others	amount
	$m	$m	$m	$m
Australia	133	10,099	3,900	14,132
New Zealand	57	2,134	736	2,927
Overseas markets	19	912	359	1,290
	209	13,145	4,995	18,349

			Corporations,	Total
		Australian	non-OECD	credit
Consolidated at	OECD	and OECD	banks and	equivalent
30 September 2005	governments	banks	others	amount
	$m	$m	$m	$m
Australia	140	6,185	4,997	11,322
New Zealand	55	1,610	606	2,271
Overseas markets	31	236	224	491
	226	8,031	5,827	14,084

13: Available-for-sale assets/investment securities

	Consolidated		The Company
	Available-for-sale	Investment	Available-for-sale	Investment
	assets	securities(1)	assets	securities(1)
	2006	2005	2006	2005
	$m	$m	$m	$m
Investment securities and available-for-sale are allocated between Australia, New Zealand and Overseas markets based on the domicile of the issuer
Listed – Australia
Other securities and equity investments	6	—	6	—
	6	—	6	—
Listed – Overseas Markets
Other government securities	102	196	102	196
Other securities and equity investments	2,198	1,411	2,198	1,410
	2,300	1,607	2,300	1,606
Total listed	2,306	1,607	2,306	1,606
Unlisted – Australia
Local and semi-government securities	1,908	1,412	1,908	1,412
Other securities and equity investments	2,971	4,886	2,421	2,168
Loans and advances	1,946	—	1,946	—
	6,825	6,298	6,275	3,580
Unlisted – New Zealand
New Zealand government securities	285	1,096	—	—
Other securities and equity investments	29	173	—	—
	314	1,269	—	—
Unlisted – Overseas markets
Other government securities	532	431	71	108
Other securities and equity investments	676	437	5	7
	1,208	868	76	115
Total unlisted	8,347	8,435	6,351	3,695
Total investment securities and available-for-sale assets	10,653	10,042	8,657	5,301

(1) Investment securities have been classified as available-for-sale assets following the adoption of AIFRS on 1 October 2005. Investment securities were recorded at cost or at cost adjusted for amortisation of premiums or discounts. Changes in market values of investment securities were not taken into account unless there was considered to be other than temporary diminution in value.

No impairment loss was recognised or reversed in the Income Statement.

Available-for-sale assets by maturities and yields

Based on remaining term to maturity at 30 September 2006

		Between 3	Between	Between		No	Total
	Less than	months and	1 year and	5 years and	After	maturity	fair
	3 months	12 months	5 years	10 years	10 years	specified	value
	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	1,224	684	—	—	—	—	1,908
Other securities and equity investments	2,544	—	308	—	107	18	2,977
Loans and advances	1,080	359	507	—	—	—	1,946
	4,848	1,043	815	—	107	18	6,831

Overseas
New Zealand government securities	273	—	12	—	—	—	285
Other government securities	474	108	51	—	1	—	634
Other securities and equity investments	342	622	1,460	96	336	47	2,903
	1,089	730	1,523	96	337	47	3,822
Total (fair value)	5,937	1,773	2,338	96	444	65	10,653

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 year and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	6.08	—	—	—
Other securities and equity investments	6.14	6.41	—	8.37
Loans and advances	6.77	6.99	—	—

Overseas
New Zealand government securities	7.19	6.90	—	—
Other government securities	5.20	4.20	—	7.50
Other securities and equity investments	3.94	5.18	4.86	4.54

(1) Based on effective yields for loans and advances, fixed interest and discounted securities and dividend yield for equity investments at 30 September 2006.

Investment securities by maturities and yields

Based on remaining term to maturity at 30 September 2005

		Between 3	Between	Between		No
	Less than	months and	1 year and	5 years and	After	maturity		Market
At book value	3 months	12 months	5 years	10 years	10 years	specified	Total	value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	972	440	—	—	—	—	1,412	1,412
Other securities and equity investments	4,390	280	100	—	107	9	4,886	4,862
	5,362	720	100	—	107	9	6,298	6,274
Overseas
New Zealand government securities	760	333	—	3	—	—	1,096	1,096
Other government securities	452	100	75	—	—	—	627	630
Other securities and equity investments	197	370	1,279	40	135	—	2,021	2,020
	1,409	803	1,354	43	135	—	3,744	3,746
Total book value	6,771	1,523	1,454	43	242	9	10,042	n/a
Total market value	6,773	1,520	1,457	42	219	9	n/a	10,020

Weighted average yields(1)

		Between	Between
	Less than	1 year and	5 year and	After
	1 year	5 years	10 years	10 years
	%	%	%	%
Australia
Local and semi-government securities	5.55	—	—	—
Other securities and equity investments	5.71	6.37	—	7.14

Overseas
New Zealand government securities	6.51	—	7.20	—
Other government securities	3.98	6.78	—	—
Other securities and equity investments	4.86	3.99	2.00	2.68

(1) Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2005.

14: Net loans and advances

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Overdrafts	6,237	5,276	6,237	5,276
Credit card outstandings	6,190	5,434	6,190	5,434
Term loans – housing	101,945	91,196	100,874	89,558
Term loans – non-housing	53,905	48,893	49,774	44,086
Lease receivables (refer below)	2,580	2,854	1,006	1,222
Other	9,650	9,636	1,482	2,216
	180,507	163,289	165,563	147,792

New Zealand
Overdrafts	1,666	1,647	—	—
Credit card outstandings	1,081	1,026	—	—
Term loans – housing	37,845	34,859	—	—
Term loans – non-housing	26,979	25,012	—	—
Lease receivables (refer below)	421	639	—	—
Other	937	1,207	—	—
	68,929	64,390	—	—

Overseas markets
Overdrafts	518	303	333	213
Credit card outstandings	198	134	8	7
Term loans – housing	766	592	599	466
Term loans – non-housing	8,347	7,510	7,160	6,428
Lease receivables (refer below)	179	217	112	97
Commercial bills	192	62	192	62
Other	2	7	2	6
	10,202	8,825	8,406	7,279
Total gross loans and advances	259,638	236,504	173,969	155,071
Less: Provision for credit impairment (refer note 16)	(2,226)	(2,440)	(1,566)	(1,709)
Less: Unearned income	(2,002)	(1,574)	(248)	(1)
	(4,228)	(4,014)	(1,814)	(1,710)
Total net loans and advances	255,410	232,490	172,155	153,361

Lease receivables
a) Finance lease receivables
Gross finance lease receivables
Less than 1 year	606	924	140	238
1 to 5 years	1,488	1,432	751	693
Later than 5 years	256	515	227	386
Less: unearned future finance income on finance leases	(474)	(375)	(248)	(1)
Net investment in finance lease receivables	1,876	2,496	870	1,316
b) Operating lease receivables
Gross operating lease receivables
Less than 1 year	411	397	—	1
1 to 5 years	398	430	—	1
Later than 5 years	21	12	—	—
	830	839	—	2
Total lease receivables	2,706	3,335	870	1,318

Present value of net investment in finance lease receivables
Less than 1 year	516	639	55	237
1 to 5 years	1,172	1,345	657	692
Later than 5 years	188	512	158	387
	1,876	2,496	870	1,316

15: Impaired financial assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Summary of impaired financial assets
Non-performing loans	661	642	452	380
Restructured loans	—	28	—	28
Unproductive facilities	37	43	30	36

Gross impaired financial assets	698	713	482	444
Individual provisions
Non-performing loans	(279)	(256)	(179)	(135)
Unproductive facilities	(7)	(17)	(6)	(10)
Net impaired financial assets	412	440	297	299
Restructured loans	—	28	—	28

Real estate or other assets acquired through the enforcement of security
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any real estate or other assets acquired through the enforcement of security	—	—	—	—

Accruing loans past due 90 days or more(1)
These amounts are not classified as impaired assets as they are either 90 days or more past due and well secured, or are portfolio managed facilities that can be held on an accrual basis for up to 180 days past due	499	381	381	267

Interest and other income forgone on impaired financial assets

The following table shows the estimated amount of interest and other income not recognised, net of interest recoveries and unwind of discount, on average impaired financial assets during the period.

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Gross interest and other income receivable on non-performing loans, restructured loans and unproductive facilities
Australia	34	26	29	21
New Zealand	13	9	—	—
Overseas markets	7	16	2	11
Total gross interest and other income receivable on non-performing loans, restructured loans and unproductive facilities	54	51	31	32

Interest recognised(2)
Australia	(20)	(10)	(20)	(10)
New Zealand	(6)	(5)	—	—
Overseas markets	—	(10)	—	(8)
Total interest recognised	(26)	(25)	(20)	(18)

Net interest and other income not recognised
Australia	14	16	9	11
New Zealand	7	4	—	—
Overseas markets	7	6	2	3
Total net interest and other income not recognised	28	26	11	14

(1) Includes unsecured credit card and personal loans 90 day past due accounts which are allowed by APRA to be retained on a performing basis for up to 180 days past due amounting to $64 million (2005: $51 million). The remainder of 90 day past due accounts are predominately ‘well secured’, for example no loss of principal or interest is expected.

(2) The impairment loss on a non-performing loan is calculated as the difference between the asset’s carrying amount and the estimated future cashflows discounted to their present value.  As this discount unwinds during the period it is recognised as interest income. Refer note 1(xi) for explanation on how it arises. The comparatives do not reflect this change and represent interest and other income received.

16: Provision for credit impairment

Movement in provision for credit impairment

	Consolidated		The Company
		Previous		Previous
		AGAAP		AGAAP
	2006	2005	2006	2005
	$m	$m	$m	$m
Collective provision
Balance at start of year	2,167	1,992	1,564	1,381
Adjustment due to adoption of accounting standard AASB139	(288)	—	(238)	—
Provisions acquired (disposed)	—	(13)	—	(13)
Adjustment for exchange rate fluctuations	(8)	(35)	3	(24)
Charge to income statement	69	580	52	388
Transfer to individual provision(1)	—	(471)	—	(250)
Recoveries(1)	—	114	—	82
Total collective provision(2)	1,940	2,167	1,381	1,564

Individual provision
Balance at start of year	273	384	145	274
Adjustment due to adoption of accounting standard AASB139	(1)	—	4	—
Charge to income statement	338	—	226	—
Adjustment for exchange rate fluctuations	(4)	(11)	(1)	(3)
Discount unwind	(26)	—	(20)	—
Bad debts written off	(421)	(571)	(259)	(376)
Recoveries of amounts previously written off	127	—	90	—
Transfer from collective provision(1)	—	471	—	250
Total individual provision	286	273	185	145
Total provision for credit impairment	2,226	2,440	1,566	1,709

Provision movement analysis

New and increased provisions
Australia	508	378	417	312
New Zealand	81	146	—	—
Asia	24	19	—	4
Other overseas markets	5	61	2	29
	618	604	419	345
Provision releases	(153)	(133)	(103)	(95)
	465	471	316	250
Recoveries of amounts previously written off	(127)	(114)	(90)	(82)
Individual provision charge	338	357	226	168
Net credit to collective provision	69	223	52	220
Charge to income statement	407	580	278	388

Ratios	%	%	%	%
Provisions(3) as a % of total advances(4)
Individual	0.1	0.1	0.1	0.1
Collective	0.7	0.9	0.7	0.9
Provisions(3) as a % of risk weighted assets
Individual	0.1	0.1	0.1	0.1
Collective	0.8	1.0	0.8	1.0
Bad debts written off as a % of total advances	0.2	0.2	0.1	0.2

(1)   Under AIFRS, the impairment calculation results in a nil amount for these lines from 1 October 2005.

(2)   The Collective Provision includes amounts for off balance sheet credit exposures, $260 million at September 2006 ($255 million at 1 October 2005). The charge to the income statement for the year ended 30 September 2006 relating to off balance sheet credit exposures was $5 million.

(3)   Excludes provisions for unproductive facilities.

(4)   See Glossary on page 137.

17: Regulatory Deposits

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Overseas central banks	205	159	132	113
Maturity:
Less than 90 days	70	62	61	54
After 5 years	135	97	71	59
	205	159	132	113

18: Shares in Controlled Entities, Associates and Joint Venture Entities

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Total shares in controlled entities	—	—	11,424	11,998
Total shares in associates(1) (refer note 41)	592	265	307	92
Total shares in joint venture entities(2) (refer note 42)	1,608	1,661	—	—
Total shares in controlled entities, associates and joint venture entities	2,200	1,926	11,731	12,090

(1)  Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity

(2)  Investments in joint venture entities are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity

ACQUISITIONS OF CONTROLLED ENTITIES

The following securitisation special purpose entities were consolidated as part of the Group from 1 October 2004 because of the application of UIG Interpretation 112: ‘Consolidation – Special Purpose Entities’.

•              Arc Funding Pty Ltd

•              Eos Trust

•              Kingfisher Trust No 1

•              Kingfisher Trust No 2

•              Kingfisher Trust 2001–1G

•              Kingfisher Trust 2004–1G

•              Kingfisher Securitisation Pty Ltd

•              Omeros Trust

•              Omeros II Trust

•              Solera Trust

•              Stellar Funding Pty Ltd

•              Coral Finance Ltd

The impact of the consolidation of these entities is explained in note 51.

There were no material controlled entities acquired during the years ended 30 September 2006 and 2005.

DISPOSAL OF CONTROLLED ENTITIES

There were no material controlled entities disposed of during the year ended 30 September 2006.

In respect of the year ended 30 September 2005, ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII) in September 2005. The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Ltd and 51% owned by INGII.

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

•                     an investment in INGNZ of NZD145 million.

•                  INGNZ acquired at market value the New Zealand-based businesses previously owned by INGA. The profit on sale of the New Zealand- based businesses of approximately $40 million is recognised in INGA, however, ANZ’s share of this profit is eliminated on consolidation.

19: Deferred Tax Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Deferred tax assets recognised in profit and loss
Collective provision for impaired loans and advances	596	719	417	505
Deferred fee revenue	92	—	70	—
Provision for employee entitlements	107	105	75	73
Other provisions	270	230	182	145
Other	247	304	56	39
	1,312	1,358	800	762

Deferred tax assets recognised directly in equity
Defined benefit obligations	67	44	66	44
Available for sale reserve	2	—	1	—
Foreign currency translation reserve	3	(13)	—	—
	72	31	67	44
Total deferred tax assets	1,384	1,389	867	806

Movements
Restated balance 1 October	1,389	1,514	806	797
Change on adoption of accounting policy AASB 139	64	n/a	41	n/a
Movements in temporary differences during the year	(69)	(125)	20	9
Closing balance at 30 September	1,384	1,389	867	806

Deferred tax assets by geography
Australia	924	874	732	686
New Zealand	296	377	—	—
Overseas markets	164	138	135	120
Total deferred tax assets	1,384	1,389	867	806

Unrecognised deferred tax assets

The following deferred tax assets will only be obtained if:

•      assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised

•      the conditions for deductibility imposed by tax legislation are complied with; and

•      no changes in tax legislation adversely affect the Group in realising the benefit.

Unused realised tax losses (on revenue account)	20	23	9	11
Unused realised capital losses	63	66	63	66
Total unrecognised deferred tax assets	83	89	72	77

20: Goodwill and other intangible assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Goodwill
Gross carrying amount
Restated balance at start of year	3,015	3,210	15	15
Additions through business combinations	2	—	—	—
Derecognised on disposal	—	(112)	—	—
Foreign currency exchange differences	(117)	(87)	—	—
Other	—	4	—	—
Balance at end of year(1)	2,900	3,015	15	15

Software and other intangible assets Gross carrying amount
Restated balance at start of year	898	844	793	727
Impact of adoption of AIFRS (refer to note 51)	(38)	—	(38)	—
Additions	2	3	2	3
Additions from internal developments	135	96	128	94
Foreign currency exchange differences	(3)	(2)	—	—
Other	(7)	(43)	(12)	(31)
Balance at end of year	987	898	873	793

Accumulated amortisation and impairment
Restated balance at start of year	455	351	386	292
Impact of adoption of AIFRS (refer to note 51)	(23)	—	(23)	—
Amortisation expense(2) (refer note 4)	117	128	103	109
Foreign currency exchange differences	(1)	(1)	—	—
Other	2	(23)	3	(15)
Balance at end of year	550	455	469	386

Net book value
Balance at start of year	443	493	407	435
Balance at end of year	437	443	404	407

Goodwill, software and other intangible assets
Net book value
Balance at start of the year	3,458	3,703	422	450
Balance at end of the year(1)	3,337	3,458	419	422

(1)   Excludes notional goodwill related to the ING Australia joint venture of $826 million (September 2005: $826 million) and the ING New Zealand joint venture of $79 million (September 2005: $82 million).

(2)   Includes software amortisation expense of $114 million (September 2005: $125 million) and amortisation of other intangible assets $3 million (September 2005: $3 million). The Company includes software amortisation expense of $100 million (September 2005: $106 million) and amortisation of other intangible assets $3 million (September 2005: $3 million).

Goodwill allocated to cash-generating units

The goodwill balance above largely comprises the goodwill purchased on acquisition of NBNZ Holdings Limited in December 2003. Discussion of the goodwill and impairment testing for the cash generating unit containing this goodwill is discussed in note 2(iv).

21: Other Assets

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Accrued interest/prepaid discounts	1,569	1,443	1,088	1,164
Accrued commission	102	78	74	47
Defined benefit superannuation plan surplus (see note 46)	5	7	—	—
Prepaid expenses	69	153	30	46
Issued securities settlements	1,377	2,144	1,074	785
Operating leases residual value	799	712	3	2
Capitalised expenses	570	524	189	176
Other	520	1,112	232	613
Total other assets	5,011	6,173	2,690	2,833

22: Premises and Equipment

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost	632	639	80	83
Depreciation	(195)	(201)	(36)	(40)
	437	438	44	43
Leasehold improvements
At cost	253	239	159	147
Amortisation	(158)	(149)	(93)	(84)
	95	90	66	63
Furniture and equipment
At cost	734	691	538	499
Depreciation	(467)	(445)	(332)	(308)
	267	246	206	191
Computer and office equipment
At cost	906	924	674	625
Depreciation	(688)	(700)	(505)	(454)
	218	224	169	171
Capital works in progress
At cost	92	56	42	27
Total premises and equipment	1,109	1,054	527	495

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Freehold and leasehold land and buildings(1)
Carrying amount at beginning of year	438	498	43	40
Additions	21	22	4	6
Disposals	(5)	(68)	—	—
Depreciation	(15)	(11)	(2)	(2)
Foreign currency exchange difference	(2)	(3)	(1)	(1)
Carrying amount at end of year	437	438	44	43
Leasehold improvements
Carrying amount at beginning of year	90	61	63	39
Additions	26	46	16	33
Disposals	(5)	—	(5)	—
Amortisation	(18)	(16)	(12)	(9)
Foreign currency exchange difference	2	(1)	4	—
Carrying amount at end of year	95	90	66	63
Furniture and equipment
Carrying amount at beginning of year	246	251	191	161
Additions	72	81	53	64
Disposals	(3)	(41)	(2)	(5)
Depreciation	(48)	(43)	(36)	(29)
Foreign currency exchange difference	—	(2)	—	—
Carrying amount at end of year	267	246	206	191
Computer and office equipment
Carrying amount at beginning of year	224	252	171	185
Additions	95	92	73	65
Disposals	(6)	(8)	(5)	(3)
Depreciation	(94)	(110)	(70)	(76)
Foreign currency exchange difference	(1)	(2)	—	—
Carrying amount at end of year	218	224	169	171
Capital works in progress
Carrying amount at beginning of year	56	35	27	21
Net additions	36	21	15	6
Carrying amount at end of year	92	56	42	27
Total premises and equipment	1,109	1,054	527	495

(1) Includes integrals.

23: Due to Other Financial Institutions

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia	6,656	3,396	6,654	3,394
New Zealand	2,448	2,976	—	—
Overseas markets	5,014	5,655	4,998	5,635
Total due to other financial institutions	14,118	12,027	11,652	9,029

24: Deposits and Other Borrowings

Deposits and other borrowings are classified between Australia, New Zeal and Overseas markets based on the location of the deposit taking point.

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Certificates of deposit	16,650	17,512	16,650	17,512
Term deposits	26,219	25,829	27,206	26,642
Other deposits bearing interest	61,245	50,707	61,245	50,707
Deposits not bearing interest	4,749	4,310	4,749	4,310
Commercial paper	8,092	8,994	3,842	2,929
Borrowing corporations’ debt(1)	8,843	9,338	—	—
Other borrowings	458	308	458	308
	126,256	116,998	114,150	102,408
New Zealand
Certificates of deposit	3,428	4,211	—	—
Term deposits	23,128	21,056	—	—
Other deposits bearing interest	17,335	14,843	—	—
Deposits not bearing interest	3,421	4,021	—	—
Commercial paper	6,028	8,434	—	—
Borrowing corporations’ debt(2)	1,813	1,938	—	—
	55,153	54,503	—	—
Overseas markets
Certificates of deposit	3,170	901	3,117	845
Term deposits	10,329	8,948	9,165	8,198
Other deposits bearing interest	1,538	1,259	1,062	806
Deposits not bearing interest	1,182	1,064	788	752
Commercial paper	6,630	6,569	—	—
Other borrowings	536	80	39	80
	23,385	18,821	14,171	10,681
Total deposits and other borrowings	204,794	190,322	128,321	113,089

(1)   Included in this balance is debenture stock of controlled entities. $7.9 billion of debenture stock of the consolidated subsidiary company Esanda, together with accrued interest thereon, is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entity other than land and buildings ($14.1 billion). All controlled entities of Esanda (except for some controlled entities which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by Esanda. The only loans pledged as collateral are those in Esanda and its subsidiaries.

(2)   This balance represents NZD2.1 billion of secured debenture stock of the consolidated subsidiary UDC Finance Limited and the accrued interest thereon which are secured by a floating charge over all assets of UDC Finance Limited and its subsidiaries (NZD2.4 billion).

25: Income Tax Liabilities

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Current tax payable	700	294	698	269
Deferred tax liabilities	1,075	1,341	912	1,099
	1,775	1,635	1,610	1,368
New Zealand
Current tax payable	(163)	(129)	—	—
Deferred tax liabilities	211	138	—	—
	48	9	—	—
Overseas markets
Current tax payable	32	34	3	12
Deferred tax liabilities	98	123	87	112
	130	157	90	124
Total current and deferred income tax liability	1,953	1,801	1,700	1,492
Total current tax payable	569	199	701	281

Deferred tax liabilities recognised in profit and loss
Lease Finance	252	229	82	89
Treasury instruments	385	687	388	687
Capitalised expenses	131	131	44	47
Other	576	555	465	388
	1,344	1,602	979	1,211
Deferred tax liabilities recognised directly in equity
Cash flow hedges	40	—	20	—
	40	—	20	—
Total deferred tax liability	1,384	1,602	999	1,211

Movements
Opening balance at 1 October	1,602	1,579	1,211	1,030
Change on adoption of AIFRS	25	7	(49)	14
Movements in temporary differences during the year	(243)	16	(163)	167
Closing Balance at 30 September	1,384	1,602	999	1,211

Unrecognised deferred tax liabilities
The following deferred tax liabilities have not been brought to account as liabilities:
Other unrealised taxable temporary differences	33	25	—	—
Total unrecognised deferred tax liabilities	33	25	—	—

26: Payables and Other Liabilities

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Creditors	4,282	2,949	4,030	2,723
Accrued interest and unearned discounts	2,488	2,002	1,832	1,400
Defined benefit plan obligations (see note 46)	229	154	229	154
Accrued charges	604	596	392	377
Security settlements	1,236	317	1,104	—
Other liabilities	1,840	1,600	1,236	818
Total payables and other liabilities	10,679	7,618	8,823	5,472

27: Provisions

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Employee entitlements(1)	366	360	267	260
Restructuring costs and surplus leased space(2)	74	77	61	57
Non-lending losses, frauds and forgeries(3)	187	184	125	136
Other(4)	330	293	235	197
Total provisions	957	914	688	650

Reconciliations of the carrying amounts of each class of provision, except for employee entitlements, are set out below:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Restructuring costs and surplus leased space(2)
Carrying amount at beginning of the year	77	106	57	66
Provision made during the year	51	52	41	47
Payments made during the year	(43)	(47)	(33)	(34)
Transfer/release of provision	(10)	(33)	(4)	(22)
Adjustment for exchange rate fluctuations	(1)	(1)	—	—
Carrying amount at the end of the year	74	77	61	57
Non-lending losses frauds and forgeries(3)
Carrying amount at beginning of the year	184	171	136	125
Provision made during the year	52	37	17	23
Transfer/release of provision	(19)	(8)	(3)	(2)
Release of provisions	(30)	(16)	(25)	(10)
Carrying amount at the end of the year	187	184	125	136
Other provisions(4)
Carrying amount at beginning of the year	293	235	197	179
Provision made during the year	235	222	197	142
Payments made during the year	(161)	(132)	(137)	(93)
Transfer/release of provision	(37)	(31)	(23)	(31)
Adjustment for exchange rate fluctuations	—	(1)	1	—
Carrying amount at the end of the year	330	293	235	197

(1)          The aggregate liability for employee benefits largely comprises employee entitlements provisions for annual leave and long service leave.

(2)          Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken and includes termination benefits. Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though their timing is uncertain, and the costs can be reliably estimated.

(3)          Non-lending losses, frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events.

(4)          Other provisions comprise various other provisions including loyalty programs, workers’ compensation and make-good provisions on leased premises.

28: Bonds and Notes

		Consolidated		The Company
		2006	2005	2006	2005
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	16,957	11,401	11,004	8,598
GBP	Great British pounds	6,528	5,268	5,423	4,343
AUD	Australian dollars	1,371	1,138	1,371	1,133
NZD	New Zealand dollars	1,350	1,140	303	323
JPY	Japanese yen	787	1,173	685	1,173
EUR	Euro	14,821	11,138	13,337	9,794
HKD	Hong Kong dollars	3,153	3,381	2,633	2,941
CHF	Swiss francs	2,216	1,929	2,216	1,929
CAD	Canadian dollars	2,631	2,284	2,631	2,284
NOK	Norwegian krone	85	81	85	81
SGD	Singapore dollars	73	71	73	71
CZK	Czech koruna	78	69	78	69
Total bonds and notes		50,050	39,073	39,839	32,739

29: Loan Capital

				Consolidated		The Company
			Interest rate	2006	2005	2006	2005
			%	$m	$m	$m	$m
Hybrid loan capital (subordinated)
ANZ Stapled Exchangeable Preferred securities (ANZ StEPS)(1), (2)			BBSW + 1.00	1,000	—	1,000	—
US Trust Securities
USD 350m non-cumulative trust securities due 2053			4.484	468	459	468	459
USD 750m non-cumulative trust securities due 2053			5.36	1,003	984	1,003	984
				2,471	1,443	2,471	1,443
Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR + 0.15	401	394	401	394
				401	394	401	394
Subordinated notes
USD	500m	fixed notes due 2006	7.55	—	654	—	654
USD	4.4m	floating rate notes due 2007	LIBOR + 0.50	6	11	6	11
JPY	279.9m	floating rate notes due 2007	LIBOR + 0.50	3	6	3	6
USD	6.1m	floating rate notes due 2008	LIBOR + 0.50	8	10	8	10
USD	79m	floating rate notes due 2008	LIBOR + 0.53	106	103	106	103
JPY	434.1m	1m floating rate notes due 2008	LIBOR + 0.55	5	6	5	6
AUD	400m	floating rate notes due 2010	BBSW + 0.29	400	400	400	400
NZD	100m	fixed notes due 2011(3)(called April 2006)	6.87	—	91	—	—
AUD	400m	fixed notes due 2012(4)	6.75	400	400	400	400
AUD	100m	floating rate notes due 2012(3)	BBSW + 0.57	100	100	100	100
NZD	300m	fixed notes due 2012(3)	7.04	263	273	—	—
NZD	125m	fixed notes due 2012(3)	7.61	109	115	—	—
NZD	125m	fixed notes due 2012(3)	7.40	109	115	—	—
USD	550m	floating rate notes due 2013(3)	LIBOR + 0.55	735	722	735	722
NZD	100m	fixed notes due 2013(3)	6.46	88	91	—	—
EUR	300m	floating rate notes due 2013(3)	EURIBOR + 0.375	510	474	510	474
AUD	380m	floating rate notes due 2014(3)	BBSW + 0.41	380	380	380	380
AUD	350m	fixed notes due 2014(4)	6.50	350	350	350	350
USD	400m	floating rate notes due 2015(3)	LIBOR + 0.20	535	525	535	525
AUD	300m	fixed notes due 2015(4)	6.00	295	300	295	300
GBP	200m	floating rate notes due 2015(3)	5.625	506	462	506	462
EUR	500m	fixed notes due 2015(4)	4.45	861	791	861	791
AUD	300m	fixed notes due 2016(4)	6.25	298	—	298	—
AUD	300m	floating rate notes due 2016(3)	BBSW + 0.22	300	—	300	—
GBP	250m	fixed notes due 2016(4)	4.75	613	—	613	—
NZD	350m	fixed notes due 2016(4)	7.16	306	—	—	—
GBP	400m	fixed notes due 2018(4)	4.75	968	921	968	921
				8,254	7,300	7,379	6,615
Total loan capital				11,126	9,137	10,251	8,452
Loan capital by currency
AUD	Australian dollars			3,523	1,930	3,523	1,930
NZD	New Zealand dollars			875	685	—	—
USD	United States dollars			3,262	3,862	3,262	3,862
GBP	Great British pounds			2,087	1,383	2,087	1,383
EUR	Euro			1,371	1,265	1,371	1,265
JPY	Japanese yen			8	12	8	12
				11,126	9,137	10,251	8,452

(1)   On 23 September 2008 the margin of 1.00% can be reduced if the security is not redeemed or converted.

(2)   Under AIFRS, ANZ StEPS securities are now classified Loan Capital instead of Share Capital.

(3)   Callable five years prior to maturity.

(4)   Callable five years prior to maturity and reverts to floating rate notes.

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes. The loan capital, except for the ANZ StEPS and US Trust Securities, constitutes Tier 2 capital as defined by the Australian Prudential Regulation Authority (APRA) for capital adequacy purposes. ANZ StEPS and the US Trust Securities constitutes Tier 1 capital, as defined by APRA, for capital adequacy purposes.

ANZ STAPLED EXCHANGEABLE PREFERRED SECURITIES (ANZ STEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million). ANZ StEPS comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a New Zealand subsidiary of the Company) stapled to a fully paid $100 preference share (issued by the Company).

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

ANZ StEPS qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority.

US TRUST SECURITIES

On 27 November 2003, the Company issued 1.1 million USD non-cumulative Trust Securities (“US Trust Securities”) at USD1000 each pursuant to offering memorandum dated 19 November 2003 raising USD1.1 billion. US Trust Securities comprise two fully paid securities – an interest paying unsecured note (issued by Samson Funding Limited, a wholly owned NZ subsidiary of the Company) and a fully paid USD1,000 preference share (issued by the Company), which are stapled together and issued as a US Trust Security by ANZ Capital Trust I or ANZ Capital Trust II (the “Trusts”). Investors have the option to redeem the US Trust Security from the Trusts and hold the underlying staped security.

The issue was made in two tranches:

•                  USD350 million tranche with a coupon of 4.48% and was issued through ANZ Capital Trust I. After 15 January 2010 and at any coupon date thereafter, ANZ has the discretion to redeem the US Trust Security for cash. If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the US Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

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

At any time in the Company’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the respective Trust to pay in full a distribution within seven business days of the relevant distribution payment date, the notes that are represented by the relevant US Trust Securities will be automatically assigned to a subsidiary of the Company and the preference shares that are represented by the relevant US Trust Securities will be distributed to investors in redemption of such US Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the US Trust Securities for which the preference shares were distributed. If the US Trust Securities are not redeemed or bought back prior to the 15 December 2053, they will be converted into preference shares, which in turn will be mandatorily converted into a number of ordinary shares based upon the formula in the offering memorandum.

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

The US Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority.

30: Share Capital

	The Company
Number of issued shares	2006	2005
Ordinary shares each fully paid	1,836,572,115	1,826,449,480
Preference shares each fully paid	500,000	10,500,000
Total number of issued shares	1,837,072,115	1,836,949,480

ORDINARY SHARES

Ordinary shares have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of the shares held.

On a show of hands every holder of fully paid ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll one vote for each share held.

	The Company
Number of issued shares	2006	2005
Balance at start of year	1,826,449,480	1,818,401,807
Bonus option plan(1)	1,384,144	1,749,584
Dividend reinvestment plan(1)	6,585,302	7,306,891
ANZ employee share acquisition plan(2)	1,590,457	1,979,649
ANZ share option plan(2)	6,654,818	6,642,326
Share capital buyback(3)	(6,092,086)	(9,630,777)
Balance at end of year	1,836,572,115	1,826,449,480

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Ordinary share capital
Balance at start of year	8,053	7,943	8,053	7,943
Dividend reinvestment plan(1)	165	153	165	153
ANZ employee share acquisition plan(2)	90	57	90	57
ANZ share option plan(2)	109	104	109	104
Share capital buyback(3)	(146)	(204)	(146)	(204)
Balance at end of year	8,271	8,053	8,271	8,053

(1)      Refer to note 7 for details of plan.

(2)      Refer to note 47 for details of plan.

(3)      Between January 2005 to March 2006, the Group bought back ordinary shares for a total value of $350 million.

PREFERENCE SHARES

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

At any time at ANZ’s discretion or upon the occurrence of certain other “conversion events”, such as the failure of the Trust to pay in full a distribution within seven business days of the relevant distribution payment date or the business day prior to 15 December 2053, the notes that are represented by the relevant Euro Trust Securities will be automatically assigned to a Branch of the Company and the preference shares that are represented by the relevant Euro Trust Securities will be distributed to investors in redemption of such Euro Trust Securities. The distributed preference shares will immediately become dividend paying and holders will receive non-cumulative dividends equivalent to the scheduled payments in respect of the Euro Trust Securities for which the preference shares were distributed.

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

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Preference share balance at start of year
- Euro Trust Securities(1)	871	—	871	—
- ANZ StEPS(2)	987	987	987	987
	1,858	987	1,858	987
Less ANZ StEPS securities reclassified under AIFRS(2)	(987)	n/a	(987)	n/a
Adjusted preference share balance at start of year	871	987	871	987

Preference share net proceeds from new issues during the year
- Euro Trust Securities(1)	—	871	—	871
	871	1,858	871	1,858
Preference share balance at end of year
- Euro Trust Securities(1)	871	871	871	871
- ANZ StEPS(2)	—	987	—	987
Balance at end of year	871	1,858	871	1,858

(1)   There was no transaction cost relating to the Euro Trust Securities in the financial year ended 30 September 2006 (2005: $5 million).

(2)   Under AIFRS, ANZ StEPS securities are now classified as loan capital (refer note 29).

31: Reserves and retained earnings

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
a) Asset revaluation reserve
Restated balance at beginning of year	—	—	—	—
b) Foreign currency translation reserve
Restated balance at beginning of year	(443)	—	(213)	—
Currency translation adjustments net of hedges	(203)	(443)	97	(213)
Total foreign currency translation reserve	(646)	(443)	(116)	(213)
c) Share option reserve(1)
Restated balance at beginning of year	67	44	67	44
Share-based payments	(3)	23	(3)	23
Transfer (to) retained earnings	(1)	—	(1)	—
Total share option reserve	63	67	63	67
d) Available-for-sale revaluation reserve
Balance at start of year	n/a	n/a	n/a	n/a
Adjustments on adoption of accounting policies specified by AASB 132 and AASB 139(2)	(10)	n/a	(11)	n/a
Restated balance at beginning of year	(10)	n/a	(11)	n/a

Valuation gain recognised after tax	20	n/a	15	n/a
Cumulative (gain) transferred to the income statement on sale of financial assets	(8)	n/a	(7)	n/a
Total available-for-sale revaluation reserve	2	n/a	(3)	n/a
e) Hedging reserve
Balance at start of year	n/a	n/a	n/a	n/a
Adjustments on adoption of accounting policies specified by AASB 132 and AASB 139(2)	162	n/a	11	n/a
Restated balance at beginning of year	162	n/a	11	n/a

Gain (loss) recognised after tax	121	n/a	36	n/a
Transferred (to) income statement	(56)	n/a	(7)	n/a
Total hedging reserve	227	n/a	40	n/a
f) General reserve
Balance at start of year	181	181	11	11
Transfer (to) retained earnings(3)	(181)	—	(11)	—
Total general reserve	—	181	—	11
g) Capital reserve
Balance at start of year	149	149	—	—
Transfer (to) retained earnings(3)	(149)	—	—	—
Total capital reserve	—	149	—	—
Total reserves	(354)	(46)	(16)	(135)

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Retained earnings
Restated balance at start of year	9,646	8,407	7,310	6,989
Adjustment on adoption of accounting policies specified by AASB 4, AASB 132 and AASB 139(4)	(431)	n/a	(201)	n/a
Restated balance at beginning of year	9,215	8,407	7,109	6,989

Profit attributable to shareholders of the Company	3,688	3,175	3,174	2,175
Transfers from (to) reserves	331	—	12	—
Actuarial gain (loss) on defined benefit plans after tax(5)	(55)	25	(54)	23
Ordinary share dividends paid	(2,068)	(1,877)	(2,068)	(1,877)
Preference share dividends paid	(27)	(84)	—	—
Retained earnings at end of year	11,084	9,646	8,173	7,310
Total reserves and retained earnings	10,730	9,600	8,157	7,175

(1)   Further information about share based payments to employees is disclosed in note 47 to the financial statements.

(2)   ANZ has taken the election, pursuant to accounting standard AASB 1 (36A), to not comply with accounting standards AASB 132 and AASB 139 in the comparative information in its first AIFRS financial report. Therefore the 2005 year is nil for this line item.

(3)   The transfer of balances from the general and capital reserves to retained earnings represent items of a distributable nature.

(4)   Comprises:

•   Remeasurement of the carrying value of the Group’s investment in INGA as at 1 October 2005

•   Adjustment in respect of hedging derivative financial instruments as at 1 October 2005

•   Recognition of the fair value of derivatives relating to securitisation and structured finance transactions as at 1 October 2005

•   Deferral of previously recognised fees now treated as an adjustment to yield on 1 October 2005

•   Recalculation of the loan impairment provision on 1 October 2005 in line with change in policy as covered in note 1(xi).

(5)   ANZ has taken the option available under AASB 119 to recognise actuarial gains/losses on defined benefit superannuation plans directly in retained profits (refer note 1(xx) and note 46).

a) Asset revaluation reserve

The asset revaluation reserve related to the revaluation of premises and equipment and investments in shares in controlled entities. The impact of adoption of AIFRS reset the asset revaluation reserve to nil.

b) Foreign Currency Translation Reserve

The translation reserve comprises exchange differences, net of hedges, arising on translation of the financial statements of foreign operations, as described in note 1(iii). Refer note 51(v) for the impact of adopting AIFRS on the foreign currency translation reserve. When a foreign operation is sold, attributable exchange differences are recognised in the income statement.

c) Share Option Reserve

The share options reserve arises on the grant of share options to selected employees under the ANZ share option plan. Amounts are transferred out of the reserve and into share capital when the options are exercised. Refer to note 1(xx).

d) Available-for-sale revaluation reserve

Changes in the fair value and exchange differences on the revaluation of available-for-sale financial assets are taken to the available-for-sale revaluation reserve. Where a revalued available-for-sale financial asset is sold, that portion of the reserve which relates to that financial asset, is realised and recognised in the income statement. Where the available-for-sale financial asset is impaired, that portion of the reserve which relates to that asset is recognised in the income statement. Refer to note 1(ix).

e) Hedging reserve

The hedging reserve represents hedging gains and losses recognised on the effective portion of cashflow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement. Refer to note 1(viii).

f) General reserve and g) Capital reserve

The transfer of balances from the general and capital reserves to retained earnings represent items of a distributable nature.

32: Minority interests

	Consolidated
	2006	2005
	$m	$m
Share capital	14	11
Retained profits	20	16
Total minority interests	34	27

33: Average balance sheet and related interest

Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Impaired loans are included under the interest earning asset category ‘loans and advances’. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments. The data in the table below is not comparable as the 2005 comparatives have not been restated to reflect the impact of AASB 132 – “Financial Instruments: Presentation” and AASB 139 – “Financial Instruments: Recognition and Measurement”.

	2006			2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest earning assets

Due from other financial institutions
Australia	1,442	71	4.9	807	42	5.2
New Zealand	2,236	146	6.5	2,242	126	5.6
Overseas markets	4,061	190	4.7	2,664	90	3.4

Trading and available-for-sale assets/investment securities
Australia	15,957	946	5.9	10,799	589	5.5
New Zealand	2,459	182	7.4	2,226	133	6.0
Overseas markets	2,883	134	4.6	2,992	100	3.3

Loans and advances
Australia	170,118	12,478	7.3	152,912	10,671	7.0
New Zealand	65,134	5,653	8.7	61,035	5,071	8.3
Overseas markets	9,538	671	7.0	9,060	461	5.1

Customer’s liabilities for acceptances(1)
Australia	13,786	958	6.9	—	—	—
Overseas markets	216	11	5.1	—	—	—

Other assets
Australia	3,833	317	8.3	2,215	110	5.0
New Zealand	4,361	283	6.5	2,912	162	5.6
Overseas markets	4,155	261	6.3	3,319	189	5.7

Intragroup assets
Overseas markets	11,501	559	4.9	9,473	330	3.5
	311,680	22,860		262,656	18,074
Intragroup elimination	(11,501)	(559)		(9,473)	(330)
	300,179	22,301	7.4	253,183	17,744	7.0
Non-interest earning assets

Derivative financial instruments
Australia	9,600			5,082
New Zealand	2,593			1,645
Overseas markets	(579)			(404)
Customer’s liabilities for acceptances(1)	—			13,240
Premises and equipment	1,074			1,094
Other assets	13,223			13,100
Provision for credit impairment
Australia	(1,567)			(1,823)
New Zealand	(419)			(608)
Overseas markets	(191)			(15)
	23,734			31,311
Total assets	323,913			284,494
Total average assets
Australia	220,710			190,595
New Zealand	81,072			74,473
Overseas markets	33,632			28,899
	335,414			293,967
Intragroup elimination	(11,501)			(9,473)
	323,913			284,494
% of total average assets attributable to overseas activities	31.9%			33.0%

(1)    Customer’s liabilities for acceptances have been classified as interest earning assets following the adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

47

	2006			2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest bearing liabilities

Time deposits
Australia	42,907	2,445	5.7	39,388	2,126	5.4
New Zealand	26,363	1,839	7.0	25,582	1,659	6.5
Overseas markets	13,699	646	4.7	11,075	383	3.5

Savings deposits
Australia	15,087	480	3.2	13,896	413	3.0
New Zealand	6,841	305	4.5	7,210	291	4.0
Overseas markets	566	10	1.8	417	3	0.7

Other demand deposits
Australia	38,935	1,751	4.5	33,950	1,432	4.2
New Zealand	8,494	502	5.9	7,992	412	5.2
Overseas markets	1,003	22	2.2	794	13	1.6

Due to other financial institutions
Australia	4,151	223	5.4	1,456	86	5.9
New Zealand	1,961	107	5.5	1,680	93	5.5
Overseas markets	5,965	306	5.1	4,642	166	3.6

Commercial paper
Australia	10,858	637	5.9	7,879	443	5.6
New Zealand	6,315	470	7.4	7,717	521	6.8
Overseas markets	7,373	333	4.5	6,260	171	2.7

Borrowing corporations’ debt
Australia	9,117	522	5.7	9,336	518	5.5
New Zealand	1,863	130	7.0	1,954	125	6.4

Liability for acceptances(1)
Australia	13,786	799	5.8	—	—	—
Overseas markets	216	10	4.6	—	—	—

Loan capital, bonds and notes
Australia	45,244	2,677	5.9	38,305	2,138	5.6
New Zealand	9,293	703	7.6	4,757	335	7.0
Overseas markets	135	7	5.2	137	4	2.9

Other liabilities
Australia	5,122	304	n/a	4,593	451	n/a
New Zealand	149	94	n/a	106	101	n/a
Overseas markets	510	36	n/a	90	17	n/a

Intragroup liabilities
Australia	5,146	169	3.3	3,648	(13)	(0.4)
New Zealand	6,355	390	6.1	5,825	343	5.9
	287,454	15,917		238,689	12,231
Intragroup elimination	(11,501)	(559)		(9,473)	(330)
	275,953	15,358	5.6	229,216	11,901	5.2

(1)    Liability for acceptances have been classified as interest bearing liabilities following the adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

48

	2006	2005
	Average	Average
	balance	balance
	$m	$m
Non-interest bearing liabilities

Deposits
Australia	4,412	4,147
New Zealand	3,682	3,535
Overseas markets	1,123	976

Derivative financial instruments
Australia	8,642	4,519
New Zealand	2,663	2,104
Overseas markets	(635)	(483)

Liability for acceptances(1)	—	13,240

Other liabilities	9,457	8,607
	29,344	36,645
Total liabilities	305,297	265,861
Total average liabilities
Australia	210,364	180,325
New Zealand	75,331	70,038
Overseas markets	31,103	24,971
	316,798	275,334
Intragroup elimination	(11,501)	(9,473)
	305,297	265,861
Total average shareholders’ equity
Ordinary share capital(2)	17,745	16,949
Preference share capital	871	1,684
	18,616	18,633
Total average liabilities and shareholders’ equity	323,913	284,494
% of total average liabilities attributable to overseas activities	32.8%	33.5%

(1)    Liability for acceptances have been classified as interest bearing liabilities following the adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

(2)    Includes reserves and retained earnings.

34: Interest Spreads and Net Interest Average Margins

	2006	2005
	$m	$m
Net interest income(1),(4)
Australia	4,763	3,818
New Zealand	1,724	1,612
Overseas markets	456	413
	6,943	5,843
Average interest earning assets
Australia	205,136	166,733
New Zealand	74,190	68,415
Overseas markets	32,354	27,508
Intragroup elimination	(11,501)	(9,473)
	300,179	253,183
	%	%
Gross earnings rate(2),(4)
Australia	7.20	6.84
New Zealand	8.44	8.03
Overseas markets	5.64	4.25
Group	7.43	7.01
Interest spreads and net interest average margins may be analysed as follows(4)
Australia
Gross interest spread	1.95	1.87
Interest forgone on impaired assets(3)	(0.01)	(0.01)
Net interest spread	1.94	1.86
Interest attributable to net non-interest bearing items	0.38	0.43
Net interest average margin – Australia	2.32	2.29
New Zealand
Gross interest spread	1.74	1.86
Interest forgone on impaired assets(3)	(0.01)	(0.01)
Net interest spread	1.73	1.85
Interest attributable to net non-interest bearing items	0.59	0.51
Net interest average margin – New Zealand	2.32	2.36
Overseas markets
Gross interest spread	1.02	1.04
Interest forgone on impaired assets(3)	(0.02)	(0.02)
Net interest spread	1.00	1.02
Interest attributable to net non-interest bearing items	0.41	0.48
Net interest average margin – Overseas markets	1.41	1.50
Group
Gross interest spread	1.87	1.83
Interest forgone on impaired assets(3)	(0.01)	(0.01)
Net interest spread	1.86	1.82
Interest attributable to net non-interest bearing items	0.45	0.48
Net interest average margin – Group	2.31	2.30

(1)    On a tax equivalent basis.

(2)    Average interest rate received on interest earning assets. Overseas markets includes intragroup assets.

(3)    Refer note 15.

(4)    Interest in the 2006 year includes deferred fees and costs that are considered part of the effective yield and have therefore been reclassified as interest.

35: Financial risk management

STRATEGY IN USING FINANCIAL INSTRUMENTS

Financial instruments are fundamental to the Group’s business, constituting the core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Group. Financial instruments create, modify or reduce the credit, market (including traded or fair value risks and non-traded or interest and foreign currency related risks) and liquidity risks of the Group’s balance sheet. These risks and the Group’s policies and objectives for managing such risks are outlined below. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group uses derivative financial instruments such as foreign exchange contracts, and interest rate contracts to hedge certain risk exposures. This is outlined in Note 12.

CREDIT RISK

Credit risk is the risk of financial loss from counterparties being unable to fulfil their contractual loan or credit equivalent obligations.

The Group has an overall lending objective of sound growth for appropriate returns. The credit risk management framework exists to provide a structured and disciplined process to support this objective.

Credit Risk Management

This risk management framework exists across the Group with the aim of ensuring a structured and disciplined approach is maintained in achieving the objective set by the Board. The framework is top-down and focuses on policies, people, skills, vision, values, controls, concentrations and portfolio balance. It is supported by portfolio analysis and asset-writing strategies which assist asset-writing direction and identify areas requiring attention. The effectiveness of the framework is validated through a series of compliance and monitoring processes overseen within a risk committee structure.

All credit decisions greater than a predetermined amount require approval by both business writers and independent risk personnel.

The Group sets strict limits on the acceptable level of credit risk. Acceptance of credit risk is firstly based on a counterparty’s assessed capacity to meet contractual obligations, in particular interest and capital repayments. Obtaining collateral further supports this.

Credit Risk Measurement

The relative ‘Probability of Default’ (PD) for all counterparties is captured by the Group’s Credit Rating process, which assigns an internal risk rating to all borrowers and counterparties. The risk rating assessment utilises quantitative and independently validated measurement tools and each internal risk rating corresponds to the statistical probability of a customer (in that rating class) defaulting within the next 12-month period. This is the foundation of the Group’s risk grade profile.

The Group’s risk grade profiles are subject to change through new counterparty acquisitions and/or existing counterparty movements in either risk or volume. All counterparty risk grades are subject to frequent review, including statistical and behavioral reviews in consumer and small business segments and individual counterparty reviews in segments with larger single name borrowers.

Credit Risk Mitigation

The Credit Risk objectives of the Group are set by the Board and are strategically implemented and monitored within a tiered structure of delegated authority, designed to oversee multiple facets of credit risk, including asset writing strategies, credit policies/controls, single exposures, portfolio monitoring and risk concentrations. Credit Risk is mitigated by the independence of the Credit chain and is supported by comprehensive risk analysis, risk tools, monitoring processes and policies.

Concentrations of credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities within the same geographic region, or when they have similar risk characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Group monitors its portfolio, largely comprising net loans and advances, customer’s liabilities for acceptances and available-for-sale loan assets, to assess risk concentrations. Concentration limits are used to guard against large single customer or correlated credit risks.

Concentrations of credit risk by industry and geographic analysis:

Based on carrying amount at 30 September 2006 and 30 September 2005

			Customer liability		Available-for-sale
	Net loans and advances		for acceptances		loans and advances		Total
Consolidated	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	7,079	5,626	1,116	1,023	1,030	–	9,225	6,649
Business service	4,882	4,151	687	600	12	–	5,581	4,751
Construction	3,757	3,270	202	173	146	–	4,105	3,443
Entertainment, leisure and tourism	4,408	3,861	1,186	1,201	243	–	5,837	5,062
Financial, investment and insurance	4,795	4,924	970	1,215	132	–	5,897	6,139
Government and official institutions	52	65	7	4	–	–	59	69
Lease finance	2,580	2,854	–	–	–	–	2,580	2,854
Manufacturing	7,050	6,087	1,508	1,759	113	–	8,671	7,846
Personal(1)	15,579	13,702	239	251	–	–	15,818	13,953
Real estate – commercial(2)	10,229	10,970	4,108	4,079	–	–	14,337	15,049
Real estate – mortgage(3)	100,362	89,909	–	–	–	–	100,362	89,909
Retail and wholesale trade	9,811	9,074	2,155	1,942	–	–	11,966	11,016
Other	9,923	8,796	1,060	1,074	270	–	11,253	9,870
	180,507	163,289	13,238	13,321	1,946	–	195,691	176,610
New Zealand
Agriculture, forestry, fishing and mining	11,180	10,310	–	–	–	–	11,180	10,310
Business service	627	662	–	–	–	–	627	662
Construction	554	625	–	–	–	–	554	625
Entertainment, leisure and tourism	756	877	–	–	–	–	756	877
Financial, investment and insurance	2,573	2,011	–	–	–	–	2,573	2,011
Government and official institutions	656	319	–	–	–	–	656	319
Lease finance	421	639	–	–	–	–	421	639
Manufacturing	1,991	2,224	–	–	–	–	1,991	2,224
Personal(1)	3,041	2,626	–	–	–	–	3,041	2,626
Real estate – commercial(2)	5,071	4,453	–	–	–	–	5,071	4,453
Real estate – mortgage(3)	37,063	34,593	–	–	–	–	37,063	34,593
Retail and wholesale trade	1,540	1,578	–	–	–	–	1,540	1,578
Other	3,456	3,473	–	–	–	–	3,456	3,473
	68,929	64,390	–	–	–	–	68,929	64,390
Overseas Markets
Agriculture, forestry, fishing and mining	718	558	9	–	–	–	727	558
Business service	209	134	–	–	–	–	209	134
Construction	73	141	–	–	–	–	73	141
Entertainment, leisure and tourism	681	219	4	–	–	–	685	219
Financial, investment and insurance	536	345	68	16	–	–	604	361
Government and official institutions	237	285	–	–	–	–	237	285
Lease finance	179	133	–	–	–	–	179	133
Manufacturing	2,562	2,250	86	37	–	–	2,648	2,287
Personal(1)	651	475	–	6	–	–	651	481
Real estate – commercial(2)	205	213	–	–	–	–	205	213
Real estate – mortgage(3)	881	743	–	–	–	–	881	743
Retail and wholesale trade	1,137	940	30	68	–	–	1,167	1,008
Other	2,133	2,389	–	1	–	–	2,133	2,390
	10,202	8,825	197	128	–	–	10,399	8,953
Gross total	259,638	236,504	13,435	13,449	1,946	–	275,019	249,953
Individual provision for credit impairment	(286)	(273)	–	–	–	–	(286)	(273)
Collective provision for credit impairment(4)	(1,940)	(2,167)	–	–	–	–	(1,940)	(2,167)
	(2,226)	(2,440)	–	–	–	–	(2,226)	(2,440)
Income yet to mature	(2,002)	(1,574)	–	–	–	–	(2,002)	(1,574)
Net total	255,410	232,490	13,435	13,449	1,946	–	270,791	245,939

(1)    Personal includes consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(2)    Real Estate Commercial includes all business lending relating to commercial property.

(3)    Real Estate Mortgage includes all consumer lending secured by a mortgage.

(4)    2005 comparatives are calculated under previous AGAAP.

Aggregate concentrations of credit risk by industry analysis(1)

Consolidated	2006	2005
	$m	$m
Agriculture, forestry, fishing and mining	21,132	17,517
Business service	6,417	5,547
Construction	4,732	4,209
Entertainment, leisure and tourism	7,278	6,158
Financial, investment and insurance	9,074	8,511
Government and official institutions	952	673
Lease finance	3,180	3,626
Manufacturing	13,310	12,357
Personal(2)	19,510	17,060
Real estate – commercial(3)	19,613	19,715
Real estate – mortgage(4)	138,306	125,245
Retail and wholesale trade	14,673	13,602
Other	16,842	15,733
	275,019	249,953

(1)    Calculated prior to deduction for provisions and unearned income.

(2)    Personal includes consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(3)    Real Estate commercial includes all business lending relating to commercial property.

(4)   Real Estate mortgage includes all consumer lending secured by a mortgage.

MARKET RISK

Market risk is the risk to the Group’s earnings arising from changes in interest rates, currency exchange rates, credit spreads, or from fluctuations in bond, commodity or equity prices.

Market risk management and control responsibilities

To facilitate the management, control, measurements and reporting of market risk, ANZ has grouped market risk into two broad categories:

a) Traded market risk:-

This is the risk of loss from changes in the value of financial instruments due to movements in price factors for both physical and derivative trading positions. They arise in trading transactions where ANZ acts as principal with clients or with the market.

The principal risk categories monitored are:

•                  Currency risk is the potential loss arising from the decline in the value of a financial instrument due to changes in foreign exchange rates or their implied volatilities.

•                  Interest rate risk is the potential loss arising from the change in the value of a financial instrument due to changes in market interest rates or their implied volatilities.

•                  Credit Spread risk is the potential loss arising from a decline in value of an instrument due to a deterioration in the credit worthiness of the issuer of the instrument.

b) Non-traded market risk (or balance sheet risk):-

This embraces the management of non-traded interest rate risk, liquidity, and the risk to the AUD denominated value of the Group’s capital and earnings as a result of foreign exchange rate movements.

The Board of Directors through the Risk Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees. The Credit and Trading Risk Committee, chaired by the Chief Risk Officer, is responsible for traded market risk, while the Group Asset and Liability Committee, chaired by the Chief Financial Officer, is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. In addition, the Group Asset and Liability Committee delegates to the Credit and Trading Risk Committee responsibility for the monthly monitoring of non-traded market risk exposures. The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies quarterly, or more frequently if required.

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

It should be noted that because VaR is driven by actual historical observations, it is not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated detailed control limits to measure and manage market risk.

Traded and non-traded market risks are considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

		High for	Low for	Average		High for	Low for	Average
	As at	year	year	for year	As at	year	year	for year
	Sep 06	Sep 06	Sep 06	Sep 06	Sep 05	Sep 05	Sep 05	Sep 05
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.5	1.6	0.3	0.7	0.8	1.7	0.3	0.8
Interest rate	1.7	3.2	0.8	1.8	1.3	2.2	0.2	0.9
Credit spread	1.1	1.7	0.7	1.1	0.8	1.5	0.2	0.8
Diversification benefit	(1.4)	n/a	n/a	(1.5)	(1.2)	n/a	n/a	(0.9)
Total VaR	1.9	3.6	0.9	2.1	1.7	3.0	0.8	1.6
Value at risk at 99% confidence
Foreign exchange	0.6	2.0	0.3	0.8	0.9	2.1	0.4	1.1
Interest rate	2.0	4.4	1.3	2.4	1.7	2.8	0.2	1.2
Credit spread	2.8	3.6	1.1	2.3	1.4	2.4	0.4	1.2
Diversification benefit	(2.9)	n/a	n/a	(2.6)	(1.8)	n/a	n/a	(1.3)
Total VaR	2.5	4.9	1.2	2.9	2.2	4.0	1.0	2.2

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as for the Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

NON-TRADED MARKET RISKS (BALANCE SHEET RISK)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to manage the market value of the Group’s capital. Liquidity risk is dealt with in the next section.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported using three measures: VaR; scenario analysis (to a 1% shock); and disclosure of the interest rate sensitivity gap (refer note 36).

a) VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

		High for	Low for	Average		High for	Low for	Average
	As at	year	year	year	As at	year	year	year
	Sep 06	Sep 06	Sep 06	Sep 06	Sep 05	Sep 05	Sep 05	Sep 05
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Group	17.7	19.3	13.7	16.2	14.2	24.0	13.7	18.1

b) Scenario Analysis – A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the succeeding 12 months. This is a standard risk quantification tool.

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

	Consolidated
	2006	2005
Impact of 1% Rate Shock
As at 30 September	1.50%	1.73%
Maximum exposure	1.85%	1.87%
Minimum exposure	0.81%	0.25%
Average exposure (in absolute terms)	1.51%	1.21%

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

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand. In these centres, a separate balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios – with different market interest rate environments and future balance sheet structures – to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

This risk relates to the potential loss arising from the decline in the value of foreign currency positions due to changes in foreign exchange rates.

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the foreign currency translation reserve.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted in accordance with policy and where it is likely to add shareholder value.

LIQUIDITY RISK

The primary objective of the Group’s liquidity management framework and processes is to ensure that the Group has sufficient liquidity to meet its obligations as they fall due across a wide range of operating circumstances.

The following key principles underpin the Group’s Board-approved liquidity management framework.

•                  The Group aims to adopt a conservative, low risk approach to liquidity management.

•                  The Group holds a portfolio of high quality liquid assets to buffer it against short term adverse conditions and to support day-to-day operations.

•                  Liquidity management reporting includes scenario analyses which quantify the Group’s forecast position under both normal and extreme, name-crisis conditions.

•                  The Group has detailed contingency plans in the event of a liquidity crisis.

•                  The Group targets a diversified funding base, avoiding undue concentrations by investor type, maturity, source and currency.

•                  Minimum compositional requirements based on the liquidity term of the Group’s funding base are established and regularly monitored to ensure that the Group remains well positioned relative to the other major Australian trading banks.

Analysis of the Group’s liquidity position under differing scenarios is an important part of daily liquidity risk management. Future cashflows are projected under two scenarios: a) a short term crisis which assumes that a number of extreme liquidity events occur concurrently putting pressure on the Group’s ability to meet its obligations to depositors; and b) normal business conditions which projects cashflows on the basis that future business conditions will be much the same as now.

These cash flow projections make use of contractual liquidity information to which are applied assumptions about the likely behaviour of individual customer product classes under each scenario.

Maturity analysis of the Group’s assets and liabilities

The tables below analyse the Group’s assets and liabilities, as required by AASB 130 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’, into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

This is not how the Group manages its liquidity risk. The management of this risk is detailed above.

Maturity analysis for selected assets and liabilities at 30 September 2006:

					No
	Less than(1)	3 to 12(2)	1 to	After	maturity
Consolidated	3 months	months	5 years	5 years	specified	Total
	$m	$m	$m	$m	$m	$m
Assets
Due from other financial institutions	8,420	820	372	53	—	9,665
Available-for-sale assets	5,937	1,773	2,338	540	65	10,653
Net loans and advances	24,545	36,139	48,227	146,499	—	255,410
Customer’s liabilities for acceptances	13,435	—	—	—	—	13,435
Liabilities
Due to other financial institutions	13,407	659	10	42	—	14,118
Deposits and other borrowings	165,145	27,094	12,383	15	157	204,794
Bonds and notes	662	5,633	41,984	1,771	—	50,050
Loan capital	—	—	528	10,197	401	11,126

Maturity analysis for selected assets and liabilities at 30 September 2005:

					No
	Less than(1)	3 to 12(2)	1 to	After	maturity
Consolidated	3 months	months	5 years	5 years	specified	Total
	$m	$m	$m	$m	$m	$m
Assets
Due from other financial institutions	4,393	424	393	1,138	—	6,348
Available-for-sale assets	6,771	1,523	1,454	285	9	10,042
Net loans and advances	22,432	30,337	46,788	132,933	—	232,490
Customer’s liabilities for acceptances	13,449	—	—	—	—	13,449
Liabilities
Due to other financial institutions	10,013	1,029	123	862	—	12,027
Deposits and other borrowings	157,135	22,432	10,580	21	154	190,322
Bonds and notes	1,823	6,463	29,249	1,538	—	39,073
Loan capital	—	654	536	7,553	394	9,137

(1)    Includes credit cards.

(2)    Includes revolving facilities.

36: Interest rate risk

The Group has an exposure to the effects of fluctuations in market interest rates on both cashflow and fair value risks associated with its financial assets and liabilities. Interest margins are impacted as a result of such changes and there are Group strategies in place to manage these risks.

The tables following summarises the Group’s exposure to interest rate risks as at 30 September 2006 and 30 September 2005.

The tables show the interest rate sensitivity (or repricing profile) of the Group’s financial assets and liabilities based on the earlier of contractual maturity or repricing.

Repricing gaps are based upon the earliest of contractual repricing or maturity dates information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity (eg. those assets and liabilities priced at the Group’s discretion). In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Repricing gaps arise from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions which have been approved by the Board.

The majority of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis. The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

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

In Australia and New Zealand, a combination of pricing initiatives and derivatives is used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

The objectives and policies in managing the interest risks are also covered under note 35 ‘Financial Risk Management’, under the heading ‘Market risk’.

		Between 3	Between 6	Between		Not
	Less than	months and	months and	1 year and	After	bearing
At 30 September 2006	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	21,572	1,121	175	200	—	1,616	24,684
Trading and available-for-sale assets	11,493	1,874	697	4,051	1,697	20	19,832
Derivative financial instruments	—	—	—	—	—	9,164	9,164
Net loans and advances	176,511	9,250	14,327	54,244	1,078	—	255,410
Other assets(1)	13,890	32	55	336	49	12,319	26,681
Total assets	223,466	12,277	15,254	58,831	2,824	23,119	335,771
Certificates of deposit and term deposits	58,543	11,209	6,985	6,142	25	20	82,924
Other deposits	71,394	776	1,556	5,025	1	10,718	89,470
Other borrowings and due to other financial institutions	31,808	4,994	3,874	3,996	875	971	46,518
Derivative financial instruments	—	—	—	—	—	8,753	8,753
Other liabilities(1)	17,230	3	3	658	291	8,839	27,024
Bonds, notes and loan capital	35,858	1,961	1,014	19,850	2,493	—	61,176
Total liabilities	214,833	18,943	13,432	35,671	3,685	29,301	315,865
Total equity	—	—	—	—	—	19,906	19,906
Derivative items affecting interest rate sensitivity	(563)	8,896	596	(10,789)	1,860	—	—
Interest sensitivity gap
– net	8,070	2,230	2,418	12,371	999	(26,088)	—
– cumulative	8,070	10,300	12,718	25,089	26,088	—	—

(1)   Customer’s liabilities for acceptances have been classified as interest earning assets following the adoption of AIFRS on 1 October 2005.

		Between 3	Between 6	Between		Not
	Less than	months and	months and	1 years and	After	bearing
At 30 September 2005	3 months	6 months	12 months	5 years	5 years	interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	13,511	984	286	259	1,082	1,827	17,949
Trading and investment securities	11,044	1,263	627	2,489	807	97	16,327
Derivative financial instruments	—	—	—	—	—	6,511	6,511
Net loans and advances	164,892	8,621	14,061	45,461	1,032	(1,577)	232,490
Other assets	318	55	111	570	77	26,477	27,608
Total assets	189,765	10,923	15,085	48,779	2,998	33,335	300,885
Certificates of deposit and term deposits	58,515	10,176	5,190	4,565	11	—	78,457
Other deposits	58,497	898	1,771	4,614	46	10,378	76,204
Other borrowings and due to other financial institutions	35,113	4,055	3,007	2,495	1,020	1,998	47,688
Derivative financial instruments	—	—	—	—	—	7,006	7,006
Other liabilities	169	1	14	479	286	22,833	23,782
Bonds, notes and loan capital	28,207	2,585	1,235	11,830	4,353	—	48,210
Total liabilities	180,501	17,715	11,217	23,983	5,716	42,215	281,347
Total equity	—	—	—	—	—	19,538	19,538
Derivative items affecting interest rate sensitivity	2,013	9,271	(2,879)	(11,737)	3,332	—	—
Interest sensitivity gap
– net	11,277	2,479	989	13,059	614	(28,418)	—
– cumulative	11,277	13,756	14,745	27,804	28,418	—	—

37: Fair value of financial assets and financial liabilities

AIFRS requires disclosure of the fair value of financial instruments. The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits. The aggregate fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Quoted market prices, where available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the fair value was assumed to equate to the carrying amount in the Group’s balance sheet.

The fair values are based on relevant information available as at 30 September 2006. While judgement is used in obtaining the fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The fair value amounts have not been updated for the purposes of these financial statements since 30 September 2006, and therefore the fair value of the financial instruments subsequent to 30 September 2006 may be different from the amounts reported.

Financial assets have been classed into categories following the adoption of AIFRS on 1 October 2005, namely amortised cost, financial assets at fair value through profit and loss, and available-for-sale financial assets. Similarly financial liabilities have been classified into two categories, namely amortised cost and financial liabilities at fair value through profit and loss.

The significant accounting policies in note 1 describe how the categories of financial assets and financial liabilities are measured and how income and expenses, including fair value gains and losses, are recognised. The carrying amount and fair value (2005: net fair value) of the Group’s financial assets and financial liabilities are set out below.

	Carrying amount			Fair value
		At fair value				At fair value
	At	through	Available-		At	through	Available-		Total	Net
	amortised	profit or	for-sale		amortised	profit or	for-sale		carrying	fair
	cost	loss	assets	Total	cost	loss	assets	Total	amount	value
Consolidated	2006	2006	2006	2006	2006	2006	2006	2006	2005	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Liquid assets	15,019	—	—	15,019	15,019	—	—	15,019	11,601	11,601
Due from other financial institutions	9,665	—	—	9,665	9,665	—	—	9,665	6,348	6,348
Trading securities	—	9,179	—	9,179	—	9,179	—	9,179	6,285	6,285
Derivative financial instruments	—	9,164	—	9,164	—	9,164	—	9,164	6,511	7,103
Available-for-sale assets	—	—	10,653	10,653	—	—	10,653	10,653	10,042	10,020
Net loans and advances(1)	255,410	—	—	255,410	255,072	—	—	255,072	232,490	232,299
Shares in associates and joint venture entities	2,200	—	—	2,200	2,807	—	—	2,807	1,926	2,309
Customer’s liabilities for acceptances	13,435	—	—	13,435	13,435	—	—	13,435	13,449	13,449
Other financial assets	5,379	—	—	5,379	5,379	—	—	5,379	6,464	6,464
Total financial assets	301,108	18,343	10,653	330,104	301,377	18,343	10,653	330,373	295,116	295,878
Financial liabilities
Due to other financial institutions	14,118	—	—	14,118	14,118	—	—	14,118	12,027	12,027
Derivative financial instruments	—	8,753	—	8,753	—	8,753	—	8,753	7,006	7,203
Deposits and other borrowings	204,794	—	—	204,794	204,752	—	—	204,752	190,322	190,274
Liability for acceptances	13,435	—	—	13,435	13,435	—	—	13,435	13,449	13,449
Payables and other liabilities	9,910	—	—	9,910	9,910	—	—	9,910	6,914	6,914
Bonds and notes(1)	46,439	3,611	—	50,050	46,440	3,611	—	50,051	39,073	39,137
Loan capital(1)	8,348	2,778	—	11,126	8,344	2,778	—	11,122	9,137	9,215
Total financial liabilities	297,044	15,142	—	312,186	296,999	15,142	—	312,141	277,928	278,219

(1)   Fair value hedging is applied to financial assets within net loans and advances and liabilities within bonds and notes and loan capital. The resulting fair value adjustments mean that the carrying value differs from the amortised cost.

LIQUID ASSETS AND DUE FROM/TO OTHER FINANCIAL INSTITUTIONS

The carrying values on these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

TRADING SECURITIES

Trading securities are carried at fair value. Fair value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of derivative financial instruments such as interest rate swaps and currency swaps are calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts are valued using market prices and options valuation models as appropriate.

AVAILABLE-FOR-SALE ASSETS AND INVESTMENT SECURITIES

Fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

NET LOANS AND ADVANCES AND ACCEPTANCES

The carrying value of loans and advances and acceptances includes deferred fees and expenses, and is net of provision for credit impairment and income yet to mature. The estimated fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for provision for credit impairment.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value.

For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate, which includes a premium for the uncertainty of the flows.

The difference between estimated fair values for loans and advances and acceptances and their carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

SHARES IN ASSOCIATES AND JOINT VENTURE ENTITIES

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, independent valuation, or by reference to the net tangible asset backing of the investee.

OTHER FINANCIAL ASSETS

Included in this category are accrued interest and fees receivable. The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

DEPOSITS AND OTHER BORROWINGS

The fair value of a deposit liability without a specified maturity or at call is deemed to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

BONDS AND NOTES AND LOAN CAPITAL

The aggregate fair value of bonds and notes and loan capital is calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the debt instrument is used.

PAYABLES AND OTHER FINANCIAL LIABILITIES

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value.

COMMITMENTS AND CONTINGENCIES

As outlined in note 45, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

TRANSACTION COSTS (USED IN THE NET FAIR VALUE CALCULATION AS AT 30 SEPTEMBER 2005)

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 ‘Disclosures about Fair Value of Financial Instruments’ (SFAS 107) is calculated without regard to estimated transaction costs. Such transaction costs are not material, and accordingly the fair values shown above as at 30 September 2005 would not differ materially from fair values calculated in accordance with SFAS 107.

38: Segment Analysis

For management purposes the Group is organised into three major business segments being Personal, Institutional and New Zealand Business. An expanded description of the principal activities for each of the business segments is contained in the Glossary on pages 120 to 121.

A summarised description of each business segment is shown below:

Personal	Provides:	•	Regional, Commercial and Agribusiness Products, Banking Products, Consumer Finance, Investment and Insurance Products, Mortgages and other (including the branch network) in Australia;

		•	Retail banking services in the Pacific region, including ANZ’s share of PT Panin Bank Indonesia; and

		•	Vehicle and equipment finance, rental services and fixed and at call investments.

Institutional	Provides:	•

A full range of financial services to the Group’s business banking, corporate and institutional customers including Corporate and Structured Financing, Client Relationship Group, Markets and Trade and Transaction Services; and

		•	Retail banking services in the Asia region.

New Zealand Businesses	Provides:	•	A full range of banking services for personal, small business and corporate customers in New Zealand.

		•	Comprises ANZ Retail, NBNZ retail Corporate Banking, Investment Insurance Products, Rural Banking and Central Support.

As the composition of segments was amended during the year, September 2005 comparatives have been adjusted to be consistent with the 2006 segment definitions.

BUSINESS SEGMENT ANALYSIS(1), (2)

			New
Consolidated			Zealand		Consolidated
At 30 September 2006	Personal	Institutional	Businesses	Other(3)	total
	$m	$m	$m	$m	$m
External interest income	9,323	7,393	5,421	164	22,301
External interest expense	(2,663)	(4,774)	(3,450)	(4,471)	(15,358)
Adjust for intersegment interest	(3,647)	(550)	(452)	4,649	—
Net interest income	3,013	2,069	1,519	342	6,943
Other external operating income	1,180	1,245	463	127	3,015
Share of net profit/(expense) of equity accounted investments	7	15	20	152	194
Net intersegment income	34	(70)	(2)	38	—
Segment revenue	4,234	3,259	2,000	659	10,152
Other external expenses	(1,745)	(1,020)	(984)	(782)	(4,531)
Net intersegment expenses	(358)	(193)	(2)	553	—
Operating expenses	(2,103)	(1,213)	(986)	(229)	(4,531)
Impairment losses on loans and advances	(341)	(58)	(6)	(2)	(407)
Segment result	1,790	1,988	1,008	428	5,214
Income tax expense	(533)	(588)	(325)	(76)	(1,522)
Minority interests	(1)	(4)	—	1	(4)
Profit after income tax attributable to shareholders of the company	1,256	1,396	683	353	3,688
Non-Cash Expenses
Depreciation & amortisation	(126)	(26)	(43)	(97)	(292)
Equity-settled share-based payment expenses	(25)	(30)	(9)	(12)	(76)
Provision for credit impairment	(341)	(58)	(6)	(2)	(407)
Provisions for employee entitlements	(21)	(13)	(51)	(10)	(95)
Provision for restructuring	(4)	—	(1)	(46)	(51)

Financial Position
Total external assets(4)	136,730	119,104	66,064	13,873	335,771
Share of associate and joint venture companies	22	152	164	1,862	2,200
Total external liabilities(5)	67,449	108,686	57,153	82,577	315,865
Goodwill	39	13	20	2,828	2,900
Intangibles	269	95	19	54	437

(1)   Results are equity standardised.

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3)   Includes Partnerships & Private Bank, Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items. Also includes the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

(4)   Includes deferred tax assets of $0.2 billion in Personal, $0.1 billion in Institutional and $0.1 billion in New Zealand Businesses.

(5)   Includes income tax liabilities of $0.4 billion In Personal, $1.1 billion in Institutional and nil in New Zealand Businesses.

The following analysis details financial information by business segment.

BUSINESS SEGMENT ANALYSIS(1), (2)

			New
Consolidated			Zealand		Consolidated
At 30 September 2005	Personal	Institutional	Business	Other(3)	total
	$m	$m	$m	$m	$m
External interest income	7,996	4,603	4,779	341	17,719
External interest expense	(2,294)	(3,721)	(3,058)	(2,828)	(11,901)
Adjust for intersegment interest	(3,113)	508	(223)	2,828	—
Net interest income	2,589	1,390	1,498	341	5,818
Other external operating income	1,117	1,680	530	50	3,377
Share of net profit of equity accounted investments	7	5	8	181	201
Net intersegment income/expense	41	(75)	4	30	—
Segment revenue	3,754	3,000	2,040	602	9,396
Other external expenses	(1,580)	(922)	(984)	(932)	(4,418)
Net intersegment expenses	(350)	(157)	(13)	520	—
Operating expenses	(1,930)	(1,079)	(997)	(412)	(4,418)
Impairment losses on loans and advances	(261)	(195)	(102)	(22)	(580)
Segment result	1,563	1,726	941	168	4,398
Income tax expense	(467)	(511)	(302)	60	(1,220)
Minority interests	(1)	(2)	—	—	(3)
Profit after income tax attributable to the shareholders of the Company	1,095	1,213	639	228	3,175
Non-Cash Expenses
Depreciation & amortisation	(144)	(26)	(49)	(89)	(308)
Equity-settled share-based payment expenses	24	28	7	21	80
Provision for credit impairment	(261)	(195)	(102)	(22)	(580)
Provisions for employee entitlements	(18)	(12)	(42)	(9)	(81)
Provision for restructuring	(1)	—	1	(52)	52

Financial Position
Total external assets(4)	122,372	105,455	61,980	11,078	300,855
Share of associate and joint venture entities	17	92	2	1,815	1,926
Total external liabilities(5)	60,350	91,755	55,458	73,784	281,347
Goodwill	51	—	21	2,943	3,015
Intangibles	301	57	18	67	443

(1)   Results are equity standardised.

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3)   Includes Partnerships & Private Bank, Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk Management and Group Financial Management and significant items. Also includes the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy.

(4)   Includes deferred tax assets of $0.1 billion in Personal, $0.1 billion in Institutional and $0.2 billion in New Zealand Businesses.

(5)   Includes income tax liabilities of $0.3 billion In Personal, $0.8 billion in Institutional and $0.1 billion in New Zealand Businesses.

The following analysis details financial information by geographic location.

GEOGRAPHIC SEGMENT ANALYSIS(1), (2)

	2006		2005
Consolidated	$m	%	$m	%
Income
Australia	16,861	66%	13,804	65%
New Zealand	6,962	27%	6,210	29%
Overseas markets	1,687	7%	1,283	6%
	25,510	100%	21,297	100%
Total assets
Australia	230,898	69%	202,778	67%
New Zealand	83,067	25%	78,655	26%
Overseas markets	21,806	6%	19,452	7%
	335,771	100%	300,885	100%
Profit before tax (3)
Australia	3,472	67%	2,950	67%
New Zealand	1,241	24%	1,000	23%
Overseas markets	501	9%	448	10%
	5,214	100%	4,398	100%

(1)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(2)   The geographic segments represent the locations in which the transaction was booked.

(3)   Includes minority interests.

39: Notes to the cash flow statements

a) Reconciliation of net profit after income tax to net cash provided by operating activities

Consolidated		The Company
2006	2005	2006	2005
$m	$m	$m	$m

	Inflows	Inflows	Inflows	Inflows
	(Outflows)	(Outflows)	(Outflows)	(Outflows)
Operating profit after income tax attributable to shareholders of the Company	3,688	3,175	3,174	2,175
Adjustments to reconcile operating profit after income tax to net cash provided by operating activities
Provision for credit impairment	407	580	278	388
Depreciation and amortisation	292	484	223	230
Provision for employee entitlements, restructuring and other provisions	250	556	106	363
Payments from provisions	(223)	(498)	(83)	(334)
(Profit)/loss on sale of premises and equipment	4	22	5	25
Liquid assets greater than three months	(1,300)	(728)	(441)	(631)
(Increase)/decrease in Due from other banks-more than 90 days	1,318	(371)	177	(180)
(Increase) in loans and advances	(26,848)	(28,788)	(18,732)	(20,599)
Regulatory deposits	(42)	5	(17)	22
Profit /(loss) on sale of available for sale securities	(2)	—	1	—

Net(increase)/decrease
Share based payments	31	—	31	—
Trading securities	(1,681)	(821)	(182)	(523)
Interest receivable	(119)	88	4	(8)
Accrued income	(24)	4	(27)	8
Current tax liability	297	162	32	246
Deposits and other borrowings	16,129	19,856	14,736	14,085
Due to other financial institutions	1,859	4,972	2,462	3,422
Payables and other liabilities	541	(1,339)	1,221	(1,375)
Amortisation of discounts/premiums included in investing activities	(151)	(93)	—	(12)

Net increase/(decrease)
Interest payable	482	214	830	105
Accrued expenses	10	52	13	82
Other	(73)	(895)	555	94
Total adjustments	(8,843)	(6,538)	1,192	(4,592)
Net cash provided by operating activities	(5,155)	(3,363)	4,366	(2,417)

b) Reconciliation of cash and cash equivalents

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Liquid assets – less than 90 days (refer note 9)	11,633	9,600	8,050	5,315
Due from other financial institutions – less than 90 days (refer note 10)	8,711	4,102	5,520	2,584
Cash and cash equivalents in the statement of cashflows	20,344	13,702	13,570	7,899

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
c) Acquisitions and disposals
No material acquisitions and disposals have occured in 2006 or 2005

d) Non-cash financing and investing activities
Share capital issues
Dividend reinvestment plans	165	153	165	153

e) Financing arragements

	2006		2005
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Credit standby arrangements Standby Lines	827	821	865	851
Other financing arrangements Overdraft and other financing arrangements	3,466	985	3,694	890
Total finance available	4,293	1,806	4,559	1,741

40: Controlled Entities

	Incorporated in	Nature of Business
Ultimate parent of the Group
Australia and New Zealand Banking Group Limited	Australia	Banking
All controlled entities are 100% owned unless otherwise noted.
The material controlled entities of the Group are:
Amerika Samoa Bank	American Samoa	Banking
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZcover Insurance Pty Ltd	Australia	Captive-Insurance
ANZ (Delaware) Inc	USA	Finance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Bank (Europe) Limited*	England	Banking
ANZ Bank (Samoa) Limited*	Samoa	Banking
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
ANZ National Bank Limited*	New Zealand	Banking
ANZ Investment Services (New Zealand)*	New Zealand	Fund Manager
ANZ National (Int’l) Limited*	New Zealand	Finance
Arawata Finance Limited*	New Zealand	Finance
Cortland Finance Limited*	New Zealand	Investment
Arawata Holdings Limited*	New Zealand	Holding Company
Harcourt Corporation Limited*	New Zealand	Investment
Airlie Investments Limited*	New Zealand	Investment
Nerine Finance No. 2(1)	New Zealand	Finance
Arawata Trust Company*	New Zealand	Finance
Arawata Trust*	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
National Bank of New Zealand Custodians Limited*	New Zealand	Custodians
Alos Holdings Limited*	New Zealand	Investment
NBNZ Holdings Ltd*	New Zealand	Holding Company
Private Nominees Limited*	New Zealand	Nominee
UDC Finance Limited*	New Zealand	Finance
Truck Leasing Limited*	New Zealand	Leasing
ANZ International (Hong Kong) Limited*	Hong Kong	Holding Company
ANZ Asia Limited*	Hong Kong	Banking
ANZ Bank (Vanuatu) Limited*	Vanuatu	Banking
ANZ International Private Limited*	Singapore	Holding Company
ANZ Singapore Limited*	Singapore	Merchant Banking
ANZ Royal Bank (Cambodia) Limited*(1)	Cambodia	Banking
Bank of Kiribati Ltd*(1)	Kiribati	Banking
LFD Limited	Australia	Holding Company
ANZ Investment Holdings Pty Ltd	Australia	Holding Company
530 Collins Street Property Trust	Australia	Investment
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Nominees Limited	Australia	Nominee
ANZ Orchard Investments Pty Ltd	Australia	Holding Company
ANZ Rural Products Pty Ltd	Australia	Investment
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Coral Finance Limted(1)	England	Securitisation
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited(2)	Australia	Finance
Kingfisher Trust 2004-1G(1)	Australia	Securitisation
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking

*      Audited by overseas KPMG firms.

(1)   Minority interests hold ordinary shares or units in the controlled entities listed above as follows: Bank of Kiribati - 150,000 $1 ordinary shares (25%) (2005 : 150,000 $1 ordinary shares 25%); PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2005: 7,500 IDR 1M shares 15%); Nerine Finance No. 2 – 3,650 NZD100,000 redeemable preference shares and 35 NZD1 Class ‘A’ shares (42%) (2005: 3,650 NZD100,000 redeemable preference shares and 35 NZD1 Class ‘A’ shares (42%)); ANZ Royal Bank (Cambodia) Limited – 9 9,000 $100 USD ordinary shares (45%) (2005: 81,000 100 USD ordinary shares (45%)); Coral Finance Limted – GBP 1 ordinary share (67%) (2005: GBP 1 ordinary share (67%)) and Kingfisher Trust 2004 – 1G $5 residual capital unit (50%) (2005: $5 residual capital unit (50%).

(2)   Sold after year end, see note 52.

41: Associates

Significant associates of the Group are as follows:

	Ownership
	interest	Voting	Incorporated	Carrying	Fair	Reporting	Principal
	held	interest	in	value(5)	value(6)	date	activity
				$m	$m
P.T. Bank Pan Indonesia(1)	29%	29%	Indonesia	222	321	31 December	Banking
Tianjin City Commercial Bank(2)	20%	20%	Peoples Republic of China	164	n/a	31 December	Banking
Metrobank Card Corporation Inc(3)	40%	40%	Philippines	28	n/a	31 December	Cards Issuing
ETrade Australia Limited(4)	34%	34%	Australia	22	79	30 June	Online Stockbroking
Other associates				156	n/a
Total shares in associates				592

(1)   An associate from 1 April 2001.

(2)   An associate from 13 June 2006.

(3)   An associate from 9 October 2003.

(4)   An associate from 1 October 2002.

(5)   2005 carrying values as follows: P.T. Bank Pan Indonesia $133 million, Metrobank Card Corporation Inc $18 million, ETrade $17 million, and Other associates $97 million. Total $265 million.

(6)   Applicable to those investments in associates where there are published price quotations.

	2006	2005
	$m	$m
Aggregate assets of significant associates	16,784	15,669
Aggregate liabilities of significant associates	15,356	14,426
Aggregate revenue of significant associates	586	557

	Consolidated
	2006	2005
	$m	$m
Results of Associates
Share of associates profit before income tax	70	70
Share of income tax expense	(17)	(19)
Share of associates net profit – as disclosed by associates	53	51
Adjustments
- withholding tax	(2)	(4)
- provisioning	4	—
- other	1	5
Share of associates net profit accounted for using the equity method	56	52

42: Interests in Joint Venture Entities

The Group has interests in joint venture entities as follows:

	Ownership		Voting
	interest		interest		Incorporated	Carrying	Reporting	Principal
	held		held		in	value(6)	dates	activity
						$m
ING Australia Limited(1), (5)	49	%(2)	49	%(2)	Australia	1,462	31 December	Funds Management and Insurance
ING (NZ) Holdings Limited(3),(5)	49	%(4)	50	%(4)	New Zealand	146	31 December	Funds Management and Insurance
Total interests in Joint Venture entities						1,608

(1)   A joint venture entity from 1 May 2002.

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

•  Refer to Critical Accounting Estimate item (ii) for details regarding valuation of investment in ING Australia Limited.

The Joint Venture includes the majority of the Group’s and ING’s funds management and insurance activities in Australia.

(3)   A joint venture entity from 30 September 2005.

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

•  Refer to Critical Accounting Policies item (iii) for details regarding valuation of investment in ING (NZ) Holdings Limted

The joint venture includes the majority of the Group’s and ING’s funds management and insurance activities in New Zealand.

(5)   ING Australia Limited and ING (NZ) Holdings Limited have different reporting dates than the Consolidated Group to align with the ING Group parent entity.

(6)   2005 carrying values as follows: ING Australia Limited $1,530 million; and ING (NZ) Holdings Limited $131 million.

			ING (NZ) Holdings		Consolidated
	ING Australia Limited		Limited		Total
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the year	183	116	—	—	183	116
At the end of the year	256	183	19	—	275	183
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the year/from acquisition	1,530	1,697	131	—	1,661	1,697
Carrying amount at the commencement of the joint venture entity	n/a	n/a	n/a	131	n/a	131
Share of net profit	119	149	19	—	138	149
Dividend received	(46)	(82)	—	—	(46)	(82)
Capital return	—	(245)	—	—	—	(245)
Movement in reserves	(3)	2	—	—	(3)	2
IFRS opening balance sheet adjustments	(138)	9	—	—	(138)	9
Adjustment for exchange rate fluctuations	—	—	(4)	—	(4)	—
Carrying amount at the end of the year	1,462	1,530	146	131	1,608	1,661
Share of assets and liabilities(1)
Investments	12,493	11,347	70	98	12,563	11,445
Other assets	1,570	851	154	133	1,724	984
Share of total assets	14,063	12,198	224	231	14,287	12,429
Policy holder liabilities	12,430	10,656	45	60	12,475	10,716
Other liabilities	735	697	16	23	751	720
Share of total liabilities	13,165	11,353	61	83	13,226	11,436
Share of net assets	898	845	163	148	1,061	993
Share of revenues, expenses and results
Revenues	372	383	59	—	431	383
Expenses	(216)	(184)	(39)	—	(255)	(184)
Profit before income tax	156	199	20	—	176	199
Income tax expense	(37)	(50)	(1)	—	(38)	(50)
Profit after income tax	119	149	19	—	138	149
Net equity accounted profit	119	149	19	—	138	149
Share of commitments
Lease commitments	154	163	3	3	157	166
Other commitments	18	9	—	—	18	9
Share of total expenditure commitments	172	172	3	3	175	175
Share of contingent liabilities
In relation to its interest in the joint venture entity(2)	65	80	—	—	65	80
	65	80	—	—	65	80

1       This represents the Group’s share of the assets and liabilities of ING Australia Limited and ING (NZ) Holdings Limited, less minority interests and including goodwill on acquisition of ANZ Funds Management entities.

2       This represents Deeds of Subordination with ASIC and buyer of last resort.

43: Fiduciary activities

The Group conducts various fiduciary activities as follows:

Investment fiduciary activities for trusts

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, where the primary obligation is incurred in an agency capacity as trustee of the trust rather than on the Group’s own account, a right of indemnity exists the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	Consolidated
	2006	2005
	$m	$m
Trusteeships	2,080	1,927

Funds management activities

Funds management activities are conducted through the ING Australia Limited and ING (NZ) Holdings Limited Joint Ventures. As stated in note 1 (ii), shares in joint venture entities are stated in the consolidated balance sheet at cost plus the Group’s share of post acquisition earnings. Funds under management on behalf of customers are not consolidated.

As at 30 September 2006, the ING Australia Limited Joint Venture had funds under management of $42,783 million (30 September 2005: $34,569 million), the ING (NZ) Holdings Limited Joint Venture had funds under management of $7,256 million (30 September 2005: $6,839 million) and certain subsidiaries of ANZ National Bank Limited had funds under management of $3,721 million (30 September 2005: $3,371 million).

Custodian services activities

Custodian services are conducted through ANZ Custodian Services. ANZ Custodian Services holds investment assets under custody on behalf of external customers and as a consequence the assets are not consolidated in the Group’s accounts. As at 30 September 2006, ANZ Custodian Services had funds under custody of $120.2 billion (30 September 2005: $98.3 billion).

44: Commitments

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	55	80	16	26
Total capital expenditure commitments(1)	55	80	16	26
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	227	205	151	136
Later than 1 year but not later than 5 years	567	547	399	390
Later than 5 years	433	431	399	405
	1,227	1,183	949	931
Furniture and equipment
Not later than 1 year	24	17	17	13
Later than 1 year but not later than 5 years	19	17	10	13
Later than 5 years	1	—	—	—
	44	34	27	26
Total lease rental commitments	1,271	1,217	976	957
Total commitments	1,326	1,297	992	983

(1)     Relates to premises and equipment.

45: Contingent liabilities, contingent assets and credit related commitments

CUSTOMER RELATED CREDIT RELATED COMMITMENTS AND CONTINGENT LIABILITIES

Credit related commitments

Facilities provided

	Consolidated		The Company
	2006	2005	2006	2005
	Contract	Contract	Contract	Contract
	amount	amount	amount	amount
	$m	$m	$m	$m
Undrawn facilities(1)	98,554	87,319	77,720	68,491
Australia	62,746	55,451	61,741	54,485
New Zealand	18,840	17,001	—	—
Overseas markets	16,968	14,867	15,979	14,006
Total	98,554	87,319	77,720	68,491

(1)    The credit risk of the undrawn facilities may be less than the contract amount, however the credit risk has been taken to be the contract amount. The majority of undrawn facilities are subject to customers maintaining specific credit standards. The amount does not necessarily represent future cash requirements as many of these facilities are expected to be partially used or to expire unused.

Contingent liabilities

The qualitative details of the estimated maximum amount of contingent liabilities that may become payable relate to non-customer contingent liabilities. These contingent liabilities relate to transactions that the Group has entered into as principal. By contrast, the quantitative tabular presentation below relates to customer contingent liabilities, ie direct credit substitutes and trade and performance related items.

Guarantees, Standby letters of credit, Bill endorsements and Other are classified by APRA as direct credit substitutes and exhibit the same credit risk characteristics as a direct extension of credit. The maximum potential amount of future payments represents the contract amount that could be lost if the counterparty fails to meet its financial obligations.

Documentary letters of credit involve the issue of letters of credit guaranteeing payment in favour of an exporter secured against an underlying shipment of goods or backed by a confirmatory letter of credit from another bank.

Performance related contingencies are liabilities that oblige the Group to make payments to a third party should the customer fail to fulfil the non-monetary terms of the contract.

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

The credit risk of these facilities may be less than the contract amount, however the credit risk has been taken to be the contract amount.

	Consolidated		The Company
	2006	2005	2006	2005
	Contract	Contract	Contract	Contract
	amount	amount	amount	amount
	$m	$m	$m	$m
Guarantees	4,690	4,878	4,611	4,744
Standby letters of credit	1,468	1,446	1,296	1,277
Bill endorsements	100	125	100	125
Documentary letters of credit	3,078	3,015	2,939	2,763
Performance related contingencies	11,710	10,160	11,265	9,864
Other	1,009	1,433	628	1,128
Total customer contingent liabilities	22,055	21,057	20,839	19,901
Australia	9,473	9,448	9,462	9,445
New Zealand	1,011	1,006	—	—
Overseas markets	11,571	10,603	11,377	10,456
Total customer contingent liabilities	22,055	21,057	20,839	19,901

ASSETS PLEDGED AS SECURITY AND SECURED LIABILITIES

Assets are pledged as collateral:

•                      mandatory reserve deposits held with local central banks in accordance with statutory requirements. These deposits are not available to finance the Group’s day to day operations; and

•                      in relation to debenture undertakings covering the assets of Esanda and its subsidiaries and UDC Finance Limited. The debenture stock of Esanda and its subsidiaries and UDC Finance Limited is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking of all the assets of the entity, other than land and buildings. All controlled entities of Esanda and UDC Finance Limited have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by Esanda and UDC Finance Limited respectively. Note that the only loans pledged are those in Esanda and UDC Finance Limited.

The value of assets pledged as security is as follows:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Regulatory deposits	205	159	132	113
Assets pledged as collateral under debenture undertakings(1)	16,028	15,482	—	—
	16,233	15,641	132	113

(1)     Related liabilities is $9,757 million (2005: $9,639 million).

The Group has accepted collateral that it is permitted to sell or repledge in connection with its stock-lending activities. The fair value of the collateral accepted is $3.3 billion (2005: $3.1 billion) and this equates to our obligation to our counterparties.

OTHER BANK RELATED CONTINGENT LIABILITIES

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i) Clearing and settlement obligations

In accordance with the clearing and settlement arrangements set out:

•                      in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to comply with rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•                      in the Austraclear System Regulations and the CLS Bank International Rules, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

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

iv) Contingent tax liability

The Group in Australia was during 2005 subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures. The reviews mainly covered years up to 2003. Some matters listed by the ATO for further investigation remain outstanding.

The ATO is also reviewing the taxation treatment of certain other transactions, including legacy structured finance transactions, undertaken by the Group in the course of normal business activities.

The ATO’s review of the sale of Grindlays in 2000 and of the transfer of the life and funds management businesses into the joint venture with ING Australia in 2002 was finalised during the year.

The Inland Revenue Department (IRD) in New Zealand is reviewing a number of conduit-relieved structured finance transactions as part of normal revenue authority audit procedures. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand. The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions. The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal dispute process. In addition, some tax assessments have been received. Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and in the tax assessments received, the maximum potential tax liability would be approximately NZD469 million (including interest tax effected) for the period to 30 September 2006. Of that maximum potential liability, approximately NZD133 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003. All of these conduit-relieved transactions have now been either matured or been terminated.

Additional or issue-specific audits and other investigations are being undertaken by the New Zealand IRD, and by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and considers that it holds appropriate provisions.

v) Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it was anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. The issues below have not impacted the reported results. All settlements and costs have been covered within the provisions established at the time. ANZ may be held liable in relation to the following:

FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973. Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Criminal prosecutions have also been foreshadowed and, in the case of two former officers and the bank, commenced. Grindlays is contesting the validity of these prosecutions.

Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions. These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991). Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to notices in respect of a further eleven payments received by it in 1991 in similar circumstances totalling Indian Rupees 225 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000. Claims have been made under this indemnity also, with no material impact on the Group expected.

vi) Deed of Cross Guarantee in respect of certain controlled entities

Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of individual financial statements. The results of these companies are included in the consolidated Group results. The entities to which relief was granted are:

• ANZ Properties (Australia) Pty Ltd(1)	• ANZ Orchard Investments Pty Ltd(2)	• ANZ Funds Pty Ltd(1)
• ANZ Capital Hedging Pty Ltd(1)	• ANZ Securities (Holdings) Limited(3)	• Votraint No. 1103 Pty Ltd(2)
• Alliance Holdings Pty Ltd(1)

(1)     Relief originally granted on 21 August 2001.

(2)     Relief originally granted on 13 August 2002.

(3)     Relief originally granted on 9 September 2003.

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was executed by them and lodged with the Australian Securities and Investments Commission. The Deed of Cross Guarantee is dated 1 March 2006. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. If a winding up occurs, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2006	2005
	$m	$m
Profit before tax	4,161	3,107
Income tax expense	(922)	(754)
Profit after income tax	3,239	2,353
Retained profits at start of year(1)	7,103	6,825
Total available for appropriation	10,342	9,178
Ordinary share dividends provided for or paid	(2,068)	(1,877)
Transfer from reserves	49	—
Adjustment on adoption of AIFRS	(83)	—
Retained profits at end of year	8,240	7,301
Assets
Liquid assets	10,428	7,193
Available-for-sale assets/investment securties	5,388	5,398
Net loans and advances	172,155	153,461
Other assets	54,533	40,591
Premises and equipment	603	1,132
Total assets	243,107	207,775
Liabilities
Deposits and other borrowings	128,321	113,089
Income tax liability	1,799	1,566
Payables and other liabilities	95,000	74,746
Provisions	688	650
Total liabilities	225,808	190,051
Net assets	17,299	17,724
Shareholders’ equity(2)	17,299	17,724

(1)     The Companies included in the class order changed in 2006, accordingly retained profits did not carry forward in 2006.

(2)     Shareholder’s equity excludes retained profits and reserves of controlled entities within the class order.

Pursuant to a Revocation Deed dated 1 March 2006, earlier Deeds of Cross Guarantee dated 9 September 2003 and 21 August 2005, to which the Company and certain wholly-owned controlled entities were parties, has been revoked. The revocation became effective on 1 September 2006. The controlled entities in respect of which this revocation was effective are the controlled entities (listed above) that are parties to the Deed of Cross Guarantee dated 1 March 2006, and the following additional controlled entities:

• ANZ Infrastructure Investments Limited	• ES & A Holdings Pty Ltd

• ANZ Nominees Limited	• Jikk Pty Ltd

Because these last four controlled entities were not parties to a Deed of Cross Guarantee as at 30 September 2006, they are ineligible for the relief under the class order.

vii) Commercial paper notes

The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $6,667 million as at 30 September 2006 (2005: $6,400 million).

viii) Underpinning agreement – ANZ National Bank Limited

The Company is party to an underpinning agreement with ANZ National Bank Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ National Bank Limited to individual customers which exceed 35% of ANZ National Bank Limited’s capital base.

ix) Underpinning agreement – Australia and New Zealand Banking Group (PNG) Limited

The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 25% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

GENERAL

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made. The gross amounts of accruals made for material litigation contingencies is $405 million (2005: $233 million).

CONTINGENT ASSETS

National Housing Bank

In 1992, Grindlays received a claim aggregating to approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion. NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India. Grindlays paid the disputed money including interest into court. Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion ($661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion ($248 million at 19 January 2002 exchange rates) of the disputed monies. ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ has pursued two separate actions arising from the above.

(a) A $130 million plus interest claim against its insurers. $130 million being the balance of the limit of indemnity under ANZ’s insurance arrangements for the 1991–92 policy year.

ANZ settled the claim for $114 million which has been recognised in these accounts, less an amount of $1 million which was recognised in the accounts at 30 September 2005.

(b) ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB. However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer. Proceedings are currently on foot in the Special Court, Mumbai to determine these issues.

Harris Scarfe

The Receiver and Manager of Harris Scarfe Limited (HSL) and related companies, together with ANZ, have initiated proceedings in the Supreme Court of South Australia to recover damages for breach of contract, negligence and statutory causes of action against the former auditors of HSL. These proceedings are continuing. It is not practicable to reliably estimate the financial effect of these proceedings.

46: Superannuation and other post employment benefit schemes

Description of the Group’s post employment benefit schemes

The Group has established a number of pension, superannuation and post retirement medical benefit schemes throughout the world. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds.

The major schemes with assets in excess of $25m are:

Contribution levels
Country	Scheme	Scheme type	Employee/participant	Employer
Australia	ANZ Australian Staff Superannuation Scheme(1),(2)	Defined contribution scheme Section C(3) or	Optional(8)	Balance of cost(10)
		Defined contribution scheme Section A or	Optional	9% of salary(11)
		Defined benefit scheme Pension Section(4)	Nil	Balance of cost(12)
New Zealand	ANZ Group (New Zealand) Staff Superannuation Scheme(1),(2)	Defined benefit scheme (5) or	Nil	Balance of cost(13)
		Defined contribution scheme	Minimum of 2.5% of salary	7.5% of salary(14)
	National Bank Staff Superannuation Fund(1),(2)	Defined benefit scheme (6) or	5.0% of salary	Balance of cost(15)
		Defined contribution scheme (7)	Minimum of 2.0% salary	11.5% of salary(16)
England	ANZ UK Staff Pension Scheme(1)	Defined benefit scheme (7)	5.0% of salary(9)	Balance of cost(17)

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)    These schemes provide for pension benefits.

(2)    These schemes provide for lump sum benefits.

(3)    Closed to new members in 1997.

(4)    Closed to new members. Operates to make pension payments to retired members or their dependants.

(5)    Closed to new members on 31 March 1990. Operates to make pension payments to retired members of that section of the scheme or their dependants.

(6)    Closed to new members on 1 October 1991.

(7)    Closed to new members on 1 October 2004.

(8)    Optional but with minimum of 1% of salary.

(9)    From 1 October 2003, all members contributions are at a rate of 5% of salary.

(10)  As determined by the Trustee on the recommendation of the actuary - currently 9% (2005: 9%) of members’ salaries.

(11)  2005: 9% of salary.

(12)  As determined by the Trustee on the recommendation of the actuary - currently nil (2005: nil).

(13)  As recommended by the actuary - currently nil (2005: nil).

(14)  2005: 7.5% of salary.

(15)  As recommended by the actuary - currently 24.7% (2005: 22.3%) of members’ salaries.

(16)  2005: 11.2% of salary.

(17)  As agreed by the Trustee and Group after taking the advice of the actuary - currently 26% (2005: 25%) of pensionable salaries and additional quarterly contributions of GBP 3.5 million until December 2015.

Funding and contribution information for the defined benefit sections of the schemes

The funding and contribution information for the defined benefit sections of the schemes as extracted from the schemes’ most recent financial reports are set out below.

In this financial report, the net (liability)/asset arising from the defined benefit obligation recognised in the balance sheet has been determined in accordance with AASB 119 “Employee Benefits”. However, the excess or deficit of the net market value of assets over accrued benefits shown below has been determined in accordance with AAS 25 ‘Financial Reporting by Superannuation Plans’ The excess or deficit for funding purposes below differs from the net (liability)/asset in the balance sheet because AAS 25 prescribes a different measurement date and basis to those used for AASB 119 purposes.

			Excess/(deficit)
		Net market	of net
		value of	market value
	Accrued	assets held	of assets over
2006 Schemes	benefits*	by scheme	accrued benefits
	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(2)	39	35	(4)
ANZ UK Staff Pension Scheme(2)	1,249	997	(252)
ANZ UK Health Benefits Scheme(4)	13	—	(13)
ANZ Group (New Zealand) Staff Superannuation Scheme(1)	6	6	—
National Bank Staff Superannuation Fund(3)	170	166	(4)
Other(4), (5)	7	5	(2)
Total	1,484	1,209	(275)

*       Determined in accordance with AAS 25 ‘Financial Reporting by Superannuation plans’, which prescribes a different measurement date and basis to those applied in this financial report under AASB 119 ‘Employee Benefits’.

(1)    Amounts were measured at 31 December 2004.

(2)    Amounts were measured at 31 December 2005.

(3)    Amounts were measured at 31 March 2006.

(4)    Amounts were measured at 30 September 2006.

(5)    Other includes the defined benefit arrangements in Japan, Philippines and Taiwan.

			Excess/(deficit)
		Net market	of net
		value of	market value
	Accrued	assets held	of assets over
2005 Schemes	benefits*	by scheme	accrued benefits
	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	40	35	(5)
ANZ UK Staff Pension Scheme(1)	855	811	(44)
ANZ UK Health Benefits Scheme(3)	13	—	(13)
ANZ Group (New Zealand) Staff Superannuation Scheme(1)	6	6	—
National Bank Staff Superannuation Fund(2)	173	165	(8)
Other(3), (4)	6	5	(1)
Total	1,093	1,022	(71)

*      Determined in accordance with AAS 25 ‘Financial Reporting by Superannuation plans’, which prescribes  a different measurement date and basis to those applied in this financial report under AASB 119 ‘Employee Benefits’.

(1)    Amounts were measured at 31 December 2004.

(2)    Amounts were measured at 31 March 2005.

(3)    Amounts were measured at 30 September 2005.

(4)    Other includes the defined benefit arrangements in Japan, Philippines and Taiwan.

Employer contributions to the defined benefit sections are based on recommendations by the schemes’ actuaries. Funding recommendations are made by the actuaries based on assumptions of various matters such as future investment performance, interest rates, salary increases, mortality rates and turnover levels. The funding methods adopted by the actuaries are intended to ensure that the benefit entitlements of employees are fully funded by the time they become payable.

The Group expects to make contributions of $45 million to the defined benefit sections of the schemes during the next financial year.

The current contribution recommendations for the major defined sections of the schemes are described below.

ANZ Australian Staff Superannuation Scheme Pension Section

The Pension Section of the ANZ Australian Staff Superannuation Scheme is closed to new members. A full actuarial valuation, conducted by consulting actuaries Russell Employee Benefits as at 31 December 2004 showed a deficit of $5 million and the actuary recommended that Group contributions to the Pension Section remain suspended. An interim actuarial valuation conducted as at 31 December 2005 showed a deficit of $4 million and the expectation is that this deficit has remained materially unchanged since that date. The next full actuarial valuation is due to be conducted as at 31 December 2007, at which time the funding position will be reassessed.

The following economic assumptions were used in formulating the actuary’s funding recommendations:

Rate of investment return	8	% p.a.
Pension indexation rate	3	% p.a.

The Group has no present liability under the Scheme’s Trust Deed to commence contributions or fund the deficit.

ANZ UK Staff Pension Scheme

A full actuarial valuation, conducted by consulting actuaries Watson Wyatt LLP, as at 31 December 2005 showed a deficit of GBP 100 million ($252 million at 30 September 2006 exchange rates).

Following the actuarial valuation as at 31 December 2005, the Group agreed to make regular contributions at the rate of 26% of pensionable salaries. These contributions are sufficient to cover the cost of accruing benefits. To address the deficit, the Group also agreed to pay additional quarterly contributions of GBP 3.5 million until 31 December 2015. These contributions will be reviewed at the next actuarial valuation which is scheduled to be undertaken as at 31 December 2007.

The following economic assumptions were used in formulating the actuary’s funding recommendations:

Rate of investment return on existing assets	4.75% p.a.
Rate of investment return for determining ongoing contributions	6.6% p.a.
Salary increases	4.6% p.a.
Pension increases	2.8% p.a.

The Group has no present liability under the Scheme’s Trust Deed to fund the deficit measured under AAS 25. A contingent liability may arise if the Scheme was wound up. If this were to happen, the Trustee would be able to pursue the Group for additional contributions under the UK Employer Debt Regulations. The Group intends to continue the Scheme on an on-going basis.

On adoption of AIFRS, a net liability representing the defined benefit obligation calculated under AASB 119 was recognised on the balance sheet. The basis of calculation under AASB 119 is detailed in note 1(xx).

National Bank Staff Superannuation Fund

A full actuarial valuation of the National Bank Staff Superannuation Fund, conducted by consulting actuaries AON Consulting NZ, as at 31 March 2006 showed a deficit of NZD5 million ($4 million at 30 September 2006 exchange rates). The actuary recommended that the Group make contributions of 24.7% of salaries in respect of members of the defined benefit section.

The following economic assumptions were used in formulating the actuary’s funding recommendations:

Rate of investment return (net of income tax)	5.5% p.a.
Salary increases	3.0% p.a.
Pension increases	2.5% p.a.

The Group has no present liability under the Scheme’s Trust Deed to fund the deficit measured under AAS 25. A contingent liability may arise if the Scheme was wound up. Under the Fund’s Trust Deed, if the Fund were wound up, the Group is required to pay the Trustees of the Scheme an amount sufficient to ensure members do not suffer a reduction in benefits to which they would otherwise be entitled. The Group intends to continue the Scheme on an on-going basis.

On adoption of AIFRS, a net asset representing the defined benefit surplus calculated under AASB 119 was recognised on the balance sheet. The basis of calculation under AASB 119 is detailed in Note 1(xx).

The following tables summarise the components of the expense recognised in the income statement and the amounts recognised in the balance sheet under AASB 119 for the defined benefit sections of the schemes:

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
Amount recognised in income in respect of defined benefit schemes
Current service cost	12	14	9	11
Interest cost	64	67	55	56
Expected return on assets	(70)	(68)	(61)	(58)
Past service cost	3	1	3	1
Adjustment for contributions tax	2	2	—	—
Total included in personnel expenses (refer note 4)	11	16	6	10
Amounts included in the balance sheet in respect of its defined benefit schemes
Present value of funded defined benefit obligation	(1,462)	(1,246)	(1,296)	(1,076)
Fair value of scheme assets	1,238	1,099	1,067	922
Present value of net obligation	(224)	(147)	(229)	(154)
Amounts recognised in the balance sheet
Other assets (refer note 21)	5	7	—	—
Payables and other liabilities (refer note 26)	(229)	(154)	(229)	(154)
Present value of net obligation	(224)	(147)	(229)	(154)
Amounts recognised in equity in respect of defined benefit schemes
Actuarial losses/(gains) incurred during the year and recognised directly in retained earnings	78	(35)	77	(29)
Cumulative actuarial losses/(gains) recognised directly in retained earnings	43	(35)	48	(29)

The Group has a legal liability to fund deficits in the schemes, but no legal right to use any surplus in the schemes to further its own interests. The Group has no present liability to settle deficits with an immediate contribution. For more information about the Group’s legal liability to fund deficits, refer to the earlier description of the current contribution recommendations for the schemes.

Movements in the present value of the defined benefit obligation in the relevant period
Opening defined benefit obligation	1,246	1,254	1,076	1,084
Current service cost	12	14	9	11
Interest cost	64	67	55	56
Contributions from scheme participants	1	2	—	1
Actuarial losses	126	65	121	61
Past service cost	3	1	3	1
Exchange differences on foreign schemes	84	(87)	89	(84)
Benefits paid	(74)	(70)	(57)	(54)
Closing defined benefit obligation	1,462	1,246	1,296	1,076
Movements in the fair value of scheme assets in the relevant period
Opening fair value of scheme assets	1,099	1,056	922	884
Expected return on scheme assets	70	68	61	58
Actuarial gains/(losses)	48	100	44	90
Exchange differences on foreign schemes	70	(72)	77	(68)
Contributions from the employer	24	15	20	11
Contributions from scheme participants	1	2	—	1
Benefits paid	(74)	(70)	(57)	(54)
Closing fair value of scheme assets(1)	1,238	1,099	1,067	922
Actual return on scheme assets	118	168	105	148

(1)

Scheme assets include the following financial instruments issued by the Group: Cash and short term debt instruments $2.5 million (September 2005: $4.9 million), fixed interest securities $5.7 million (September 2005: $1.5 million) and equities $0.6 million (September 2005: nil).

	Consolidated		The Company
	Fair value of scheme		Fair value of scheme
	assets		assets
	2006	2005	2006	2005
	%	%	%	%
Analysis of the scheme assets
Equities	50	50	51	50
Debt securities	33	37	30	35
Property	14	13	16	15
Other	3	—	3	—
Total assets	100	100	100	100

	2006	2005
	%	%
Key actuarial assumptions used (expressed as weighted averages)
Discount rate
ANZ Australian Staff Superannuation Scheme – Pension Section	5.50	5.25
ANZ UK Staff Pension Scheme	5.00	5.00
ANZ UK Health Benefits Scheme	5.10	5.00
ANZ Group (New Zealand) Staff Superannuation Scheme	6.00	6.00
National Bank Staff Superannuation Fund	6.00	6.00
Expected rate of return on scheme assets
ANZ Australian Staff Superannuation Scheme – Pension Section	7.50	7.50
ANZ UK Staff Pension Scheme	6.50	6.50
ANZ UK Health Benefits Scheme	n/a	n/a
ANZ Group (New Zealand) Staff Superannuation Scheme	4.50	4.50
National Bank Staff Superannuation Fund	5.50	5.50
Future salary increases
ANZ UK Staff Pension Scheme	4.75	4.60
National Bank Staff Superannuation Fund	3.00	3.00
Future pension increases
ANZ Australian Staff Superannuation Scheme – Pension Section	3.00	2.50
ANZ UK Staff Pension Scheme	2.95	2.80
ANZ Group (New Zealand) Staff Superannuation Scheme	2.50	2.00
National Bank Staff Superannuation Fund	2.50	2.00
Future medical cost trend – short term
ANZ UK Health Benefits Scheme	7.30	8.00
Future medical cost trend – long term
ANZ UK Health Benefits Scheme	4.50	4.50

To determine the expected returns of each of the asset classes held by the relevant scheme, the directors assessed historical return trends and market expectations for the asset classes. The overall expected rate of return on assets for each scheme is determined as the weighted average of the expected returns for the asset classes.

Assumed medical cost trend rates do not have a material effect on the amounts recognised as income or included in the balance sheet.

	Consolidated		The Company
	2006	2005	2006	2005
	$m	$m	$m	$m
History of experience adjustments
Defined benefit obligation	(1,462)	(1,246)	(1,296)	(1,076)
Fair value of scheme assets	1,238	1,099	1,067	922
Surplus/(deficit)	(224)	(147)	(229)	(154)
Experience adjustments on scheme liabilities	7	(6)	5	(7)
Experience adjustments on scheme assets	48	100	44	90

47: Employee share and option plans

ANZ operates a number of employee share and option schemes which operate under the ANZ Employee Share Acquisition Plan and the ANZ Share Option Plan.

ANZ EMPLOYEE SHARE ACQUISITION PLAN

ANZ Employee Share Acquisition Plan (ESAP) schemes that existed during the 2005 and 2006 financial years were the $1,000 Share Plan, the Restricted Share Plan, the Deferred Share Plan, the Performance Share Plan and the Employee Share Save Scheme (ESSS). Note the ESSS is an employee salary sacrifice plan and is not captured as an expense in the share based payment expense model.

$1,000 share plan

Each permanent employee (excluding senior executives) who has had continuous service for one year is eligible to participate in the $1,000 scheme enabling the grant of up to $1,000 of ANZ shares in each financial year, subject to ANZ’s performance and the approval of the Board. At a date approved by the Board, the shares will be granted to all eligible employees using the five-day weighted average price of ANZ shares traded on the ASX in the five trading days leading up to and including the date of grant.

In Australia and most overseas locations, shares are granted to eligible employees for nil consideration and vest immediately when granted, as there is no forfeiture provision. It is a requirement, however, that shares are held in trust for three years from the date of grant, after which time they may remain in trust, be transferred to the employee’s name or sold. In general, dividends received on the shares are automatically reinvested into the Dividend Reinvestment Plan.

Shares granted to eligible New Zealand employees under this plan vest subject to the satisfaction of a three year service period, after which time they may remain in trust, be transferred into the employee’s name or sold. At the time of transfer, employees are required to pay NZD 1 cent per share. Shares may be forfeited in the event of dismissal for serious misconduct or resignation. Dividends are received as cash.

During the 2006 year, 1,012,008 shares with an issue price of $23.81 were granted under the plan to employees on 5 December 2005. (2005 year: 1,151,157 shares with an issue price of $20.03 were granted on 8 December 2004).

Deferred share plan

Selected employees may also be granted long term incentive (LTI) deferred shares which vest to the employee up to three years from the date of grant. Ordinary shares granted under this LTI plan may be held in trust beyond the deferral period. Unvested LTI deferred shares are forfeited on resignation, dismissal for serious misconduct or termination on notice. In case of redundancy, unvested LTI deferred shares will be pro-rated, and in the event of death or total and permanent disablement, all shares will be released to the employee in full.

Short-term incentive (STI) three year deferred shares were granted under a historical ANZ STI program, and may be held in trust beyond the deferral period. The last grant of three year STI deferred shares was made on 11 May 2004 (with the vesting date being 11 May 2007). There were no 3 year STI deferred share grants in the 2005 or 2006 financial years. STI deferred shares with a one to two year deferral period are still granted under business unit specific incentive plans (primarily as a retention tool), and may be held in trust beyond the deferral period. The deferral period will vary according to bonus plan rules. Unvested STI deferred shares are only forfeited on resignation or dismissal for serious misconduct.

The employee receives all dividends on LTI and STI deferred shares while held in trust (cash or dividend reinvestment plan). The issue price for LTI and STI deferred shares is based on the volume weighted average price of the shares traded on the ASX in the five trading days leading up to and including the date of grant.

During the 2006 year, 269,032 deferred shares (STI and LTI) with a weighted average grant price of $23.68 were granted under the deferred share plan (2005 year: 517,352 shares with a weighted average grant price of $20.76 were granted).

Restricted share plan

Management level employees and above may elect a pre-tax sacrifice of part or all of their annual cash bonus for ANZ shares. The shares are subject to a 12 month restriction period, however, they may be left in trust beyond the restriction period. The shares are subject to forfeiture on dismissal for serious misconduct. The shares are released to the employee on termination for any other reason. The employee receives all dividends on restricted shares (cash or dividend reinvestment plan). The issue price is based on the volume weighted average price of the shares traded on the ASX on the five trading days leading up to and including the date of grant.

During the 2006 year, 401,575 shares with an issue price of $23.49 were granted under the Restricted Share Plan (2005 year: 137,909 shares with an issue price of $20.68 were granted).

Performance share plan

Performance shares are essentially LTI deferred shares with a performance hurdle. They were granted to i) a small number of US based employees on 7 November 2005 to accommodate local taxation laws, and ii) to the CEO on 31 December 2004 (as per his employment contract).

The proportion of performance shares that vest will depend upon the total shareholder return (TSR) achieved by ANZ relative to a comparator group of major financial services companies. Performance equal to the median TSR of the comparator group will result in half the performance shares vesting. Vesting will increase on a straight-line basis until all of the performance shares vest where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group. Where ANZ’s performance falls between two of the comparators, TSR is measured on a pro-rata basis.

The CEO was granted performance shares to be held in trust for two years from the date of grant. The shares will vest two years after the date of grant subject to the achievement of the performance hurdle. The hurdle will be tested monthly at the end of the two year restriction period. Monthly retesting will continue until all performance shares have vested or until 5 years after the grant date. In the event of resignation not approved by the Board or dismissal for serious misconduct, all performance shares will be forfeited. No dividends will be payable on the shares until they vest. 175,000 shares with an issue price of $15.02 were granted (on 31 December 2004).

Share valuations

The fair value of shares granted in the 2006 year under the $1,000 share plan, the deferred share plan and the restricted share plan, measured as at the date of grant of the shares, is $40m based on 1,682,615 shares at a weighted average price of $23.66 (2005 year: fair value of shares granted is $37m based on 1,806,418 shares at a weighted average price of $20.30). The volume weighted average share price of all ANZ shares sold on the Australian Stock Exchange on the date of grant is used to calculate the fair value of shares. No dividends are incorporated into the measurement of the fair value of shares.

A range of outcomes is possible given the uncertainty and assumptions in relation to share valuation. In determining the fair value below, ANZ used standard market techniques for valuation including Monte Carlo and/or Binomial pricing models. The models take into account early exercise, non-transferability and performance hurdles.

The significant assumptions used to measure the fair value of performance shares granted during the 2006 and 2005 financial years are contained in the table below.

Share Type	Grant Date	Number of Shares	Fair Value (A$)	Share price at date of grant	ANZ expected Volatility (1)	Term of Shares	Vesting period	Expected life		Expected Dividend Yield	Risk Free Interest Rate
LTI Performance
Shares	7-Nov-05	4,115	$14.63	$23.60	15%	5 years	3 years	4 years		5.00%	5.49%
CEO Performance
Shares	31-Dec-04	175,000	$15.02	$20.59	16.5%	5 years	2 years	2 years	(2)	5.40%	5.00%

(1)   Expected volatility represents a measure of the amount by which ANZ’s is expected to fluctuate over the life of the plan. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life.

(2)   In terms of factoring in early exercise, the model assumes that the recipient will exercise at the time the options vest.

ANZ SHARE OPTION PLAN

Selected employees may be granted options / rights, which entitle them to purchase ordinary fully paid shares in ANZ at a price fixed at the time when the options / rights are granted (with the exception of index-linked options). Voting and dividend rights will be attached to the unissued ordinary shares when the options / rights have been exercised. Each option / right entitles the holder to one ordinary share subject to the terms and conditions imposed on grant. The exercise price of the options, determined in accordance with the rules of the plan, is generally based on the weighted average price of the shares traded in the five business days up to and including the date of grant. For zero priced options and performance rights, the exercise price is nil. Index-linked options have a dynamic exercise price that is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ).

ANZ Share Option Plan schemes expensed in the 2005 and 2006 years are as follows:

Current Option Plans

Performance rights plan (Hurdle H)

Performance rights are granted to certain employees as part of ANZ’s current long-term incentive (LTI) program. The first grant of performance rights was in November 2005, and provides the right to acquire ANZ shares at nil cost, subject to a three-year vesting period and a Total Shareholder Return (TSR) performance hurdle. The proportion of LTI performance rights that become exercisable will depend upon the TSR achieved by ANZ relative to a comparator group of major financial services companies, measured over the same period (since grant ) and calculated at the third anniversary of grant. Performance equal to the median TSR of the comparator group will result in half the performance rights becoming exercisable. Vesting will increase on a straight-line basis until all of the performance rights become exercisable where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group. Where ANZ’s falls between two of the comparators, TSR is measured on a pro-rata basis. The performance hurdle will only be tested once at the end of the three year vesting period. If the performance rights do not pass the hurdle on the testing date, or they are not exercised by the end of the exercise period (5 years from the date of grant), they will lapse. In the case of dismissal for serious misconduct, all unexercised performance rights will be forfeited. In the case of resignation or termination on notice, only performance rights that become exercisable (and pass the performance hurdle) by the end of the notice period may be exercised. In the case of retrenchment or retirement, performance rights will be performance tested at the date of termination and where performance hurdles have been met, performance rights will be pro-rated. In the case of death or total and permanent disablement, all performance rights are available for exercise (with the performance hurdle waived).

Deferred share rights

(DSR2: No performance hurdles)

Deferred Share Rights are granted instead of deferred shares to accommodate off-shore taxation implications. They provide the right to acquire ANZ shares at nil cost after a specified vesting period. For STI rights granted in November 2005 (relating to a business unit incentive plan), the vesting period was one year. These rights must be exercised by the seventh anniversary of the grant date. In the case of resignation, only rights that become exercisable by the end of the notice period may be exercised. All other rights will lapse. In the case of termination on notice, retrenchment, retirement, death or total and permanent disablement, all rights will be available for exercise. The fair value of rights is adjusted for the absence of dividends during the restriction period.

Legacy Option Plans

The following legacy plans are no longer being offered to Group employees, but were expensed during the 2005 and 2006 years.

Performance options plan

(Hurdle N: No performance hurdle applies)

Performance options were granted to certain employees (below executive levels) as part of a historical LTI program. Performance options are no longer part of ANZ’s current equity strategy, with 7 November 2005 being the last grant of performance options. The options can only be exercised after a three-year vesting period and before the seventh anniversary of the grant date. There are no performance conditions attached to these options as they were primarily granted as a retention tool. All unexercised options are forfeited on dismissal for serious misconduct, resignation and termination on notice. On retrenchment, entitlements to options will be pro-rated over the three-year vesting period. On death or total and permanent disablement, all unvested options will become available for exercise.

Zero-price options (ZPOs)

A ZPO is a right to acquire an ANZ share at nil cost. ZPOs were granted to Sir John Anderson (former CEO of ANZ National Bank Limited NZ) as part of his employment contract (refer to Remuneration Report in the Concise Annual Report 2006 / Part 2 of 2 for further details). The ZPOs had no time based vesting criteria, so were able to be exercised at any time during his employment and within six months of termination of his employment.

Deferred share rights

(DSR: No performance hurdle)

Special Deferred Share Rights were granted to a small number of New Zealand employees in December 2004. They provide the right to acquire ANZ shares at nil cost after a three year vesting period. Rights must be exercised by the seventh anniversary of the grant date. They may be forfeited at the Company’s discretion if the employee ceases employment for any reason. The fair value of rights is adjusted for the absence of dividends during the restriction period.

Hurdled Options (Hurdles B, C & G)

Hurdled options were granted to certain employees as part of an historical LTI program. The options can only be exercised subject to the satisfaction of time and performance based hurdles. Options may be exercised during the four year period commencing three years, and ending seven years after the grant date, subject to meeting the relevant performance hurdle. The performance hurdle will be measured during the exercise period by comparing ANZ’s Total Shareholder Return (ANZ’s TSR) against the comparator group relevant to the hurdled option grant.

Hurdle G: Hurdled options granted in November 2004 will be tested against a comparator group consisting of major financial services companies, excluding ANZ. The options become exercisable depending on ANZ’s ranking within the comparator group. ANZ must rank at the 50th percentile for 50% of the options to become exercisable. For each 1% increase above the 50th percentile an additional 2% of options will become exercisable, with 100% being exercisable where ANZ ranks at or above the 75th percentile. This will be calculated as at the last trading day of any month (once the exercise period has commenced).

Hurdles B & C: These hurdled option grants will be measured against the S&P/ASX 200 Banks Accumulation Index, and with the S&P / ASX100 Accumulation Index. Half the options may only be exercised once ANZ’s TSR exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since grant) and calculated as at the last trading day of any month (once the exercise period has commenced); and the other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX100 Accumulation Index, measured over the same period (since grant) and calculated as at the last trading day of any month (once the exercise period has commenced). The forfeiture provisions are the same as the performance option plan.

Index Linked Options (Hurdle D)

Index linked options have a dynamic exercise price that acts as a built-in performance hurdle, i.e. the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since the grant date. As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price. Index linked options are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price. Unexercised options are forfeited on dismissal for serious misconduct, resignation and termination on notice. On retrenchment, and death or total and permanent disablement, entitlements to options will be pro-rated over the three-year vesting period.

CEO Options (Hurdles E & F)

Options were granted to the CEO as per his employment contract and were approved by shareholders at the December 1999 and December 2001 Annual General Meetings. Refer to Remuneration Report in the Concise Annual Report 2006 / Part 2 of 2 for further details. In the event of termination on notice or agreed separation, all vested options must be exercised within 6 months of the termination or agreed separation date, subject to meeting the relevant performance hurdles.

Hurdle E: 500,000 of the options granted to the CEO in 2001 may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period, equals or exceeds the ASX100 Accumulation Index calculated over the same period.

Hurdle F: 500,000 of the options granted to the CEO in 2001 may be exercised subject to the following: one half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of the date of grant, exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX100 Accumulation Index over that same period. In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited.

Option Movements

Details of options over unissued ANZ shares and their related weighted average exercise prices as at the beginning and end of the 2006 financial year and movements during the 2006 financial year are set out below:

Grant Date	Exercise price(1)		Exercise period	Opening Balance 1 October 2005	Options Granted	Options Forfeited(3)	Options Expired(3)	Options Exercised	Closing Balance 30 September 2006	Vested	Hurdle
23/02/2000	$9.39		23/02/03 - 22/02/07	122,000	—	—	—	102,000	20,000	Yes	B
23/05/2000	$11.09		23/05/03 - 23/05/07	85,500	—	—	—	28,500	57,000	Yes	N
26/09/2000	$12.03		26/09/03 - 25/09/07	22,500	—	—	—	12,500	10,000	Yes	N
21/11/2000	$13.62		22/11/03 - 21/11/07	452,804	—	—	—	101,000	351,804	Yes	B
27/12/2000	$13.91		25/10/03 - 07/02/08	678,750	—	11,250	—	185,825	481,675	Yes	N
27/01/2001	$13.91		07/02/04 - 07/02/08	464,800	—	3,750	—	108,500	352,550	Yes	N
21/02/2001	$14.20		21/02/04 - 20/02/08	1,972,092	—	9,250	—	568,869	1,393,973	Yes	N
24/04/2001	$12.98		25/04/04 - 24/04/08	169,700	—	—	—	49,500	120,200	Yes	B
24/04/2001	$12.98		25/04/04 - 24/04/08	1,070,414	—	8,275	—	286,725	775,414	Yes	N
07/05/2001	$12.98		07/05/04 - 06/05/08	40,800	—	1,400	—	5,150	34,250	Yes	N
01/06/2001	$14.61		01/06/04 - 31/05/08	170,250	—	1,500	—	59,950	108,800	Yes	N
23/08/2001	$15.77		21/08/04 - 20/08/08	76,000	—	—	—	—	76,000	Yes	B
27/08/2001	$16.09		27/08/04 - 26/08/08	45,000	—	—	—	5,000	40,000	Yes	N
24/10/2001	$16.33		25/10/04 - 24/10/08	288,400	—	—	—	140,000	148,400	Yes	B
24/10/2001	$16.33		25/10/04 - 24/10/08	1,753,170	—	16,175	—	485,949	1,251,046	Yes	N
24/10/2001	$16.33		24/10/04 - 23/10/08	50,000	—	—	—	—	50,000	Yes	B
31/12/2001	$16.80		31/12/03 - 31/12/07	500,000	—	—	—	500,000	—	Yes	F
24/04/2002	$18.03		24/04/05 - 24/04/09	2,161,878	—	17,839	—	650,837	1,493,202	Yes	N
24/04/2002	$18.03		24/04/05 - 24/04/09	436,100	—	—	—	193,200	242,900	Yes	C
24/04/2002	$18.03		24/04/05 - 24/04/09	345,000	—	—	—	140,000	205,000	Yes	C
31/05/2002	$18.55		14/05/05 - 13/05/09	125,000	—	—	—	110,000	15,000	Yes	N
27/06/2002	$18.55		28/06/05 - 27/06/09	194,835	—	9,750	—	63,185	121,900	Yes	N
21/07/2002	$17.18		22/07/05 - 21/07/09	17,000	—	—	—	—	17,000	50%	C
23/10/2002	$17.34	(2)	23/10/05 - 22/10/09	2,003,222	—	259,091	—	—	1,744,131	No	D
23/10/2002	$17.34		23/10/05 - 22/10/09	1,894,885	—	23,979	—	741,736	1,129,170	No	N
20/11/2002	$17.56	(2)	20/11/05 - 19/11/09	40,000	—	—	—	—	40,000	No	D
31/12/2002	$16.69		31/12/04 - 31/12/07	1,000,000	—	—	—	500,000	500,000	50%	F
20/05/2003	$17.60	(2)	20/05/06 - 19/05/10	2,214,860	—	186,123	—	—	2,028,737	No	D
20/05/2003	$17.60		20/05/06 - 19/05/10	1,844,639	—	78,839	—	395,687	1,370,113	No	N
09/06/2003	$18.12		09/06/06 - 08/06/10	10,000	—	1,389	—	8,611	—	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	2,425,186	—	142,263	—	54,972	2,227,951	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	1,033,804	—	90,206	—	35,385	908,213	No	C
31/12/2003	$17.48		31/12/05 - 31/12/08	1,000,000	—	—	—	1,000,000	—	No	F
11/05/2004	$18.22		11/05/07 - 10/05/11	2,458,971	—	170,581	—	40,875	2,247,515	No	N
11/05/2004	$18.22		11/05/07 - 10/05/11	1,470,155	—	159,985	—	20,884	1,289,286	No	C
05/11/2004	$20.68		05/11/07 - 04/11/11	1,406,481	—	172,439	—	22,131	1,211,911	No	G
05/11/2004	$20.68		05/11/07 - 04/11/11	2,861,147	—	209,822	—	27,886	2,623,439	No	N
08/12/2004	$0.00		08/12/07 - 08/12/11	42,435	—	4,171	—	—	38,264	No	DSR
31/12/2004	$20.49		31/12/06 - 31/12/08	500,000	—	—	—	—	500,000	No	F
07/11/2005	$0.00		07/11/05 - 15/10/06	—	9,961	—	—	9,961	—	Yes	N
07/11/2005	$0.00		07/11/06 - 06/11/12	—	10,845	—	—	—	10,845	No	DSR2
07/11/2005	$23.49		07/11/08 - 06/11/12	—	2,905,812	210,548	—	—	2,695,264	No	N
18/11/2005	$0.00		19/11/08 - 18/11/10	—	1,565,258	154,905	—	—	1,410,353	No	H
15/05/2006	$0.00		19/11/08 - 18/11/10	—	59,400	—	—	—	59,400	No	H
				33,447,778	4,551,276	1,943,530	—	6,654,818	29,400,706

Weighted Average Exercise Price				$17.35	$15.00	$17.39	—	$16.45	$17.18

(1)	Reflects the current exercise price. Note that the exercise price for all options on issue at 31 October 2003 was reduced (effective 1 November 2003) by $0.72 as a result of the Rights Issue.
(2)	The exercise price for these options is “index linked” and adjusted on a monthly basis. The exercise price shown above reflects the original exercise price less the $0.72 Rights Issue adjustment.
(3)

Numbers in the “Options Forfeited” column includes any options which may have expired due to a termination of employment whereby the employee was offered a grace period in which to exercise. The number of options to expire under these circumstances is immaterial.

The weighted average share price during the year ended 30 September 2006 was $25.25.

The weighted average remaining contractual life of share options outstanding at 30 September 2006 was 3.7 years.

Details of options over unissued ANZ shares and their related weighted average exercise prices as at the beginning and end of the 2005 financial year and movements during the 2005 financial year are set out below:

Grant Date	Exercise price(1)		Exercise period	Opening Balance 1 October 2005	Options Granted	Options Forfeited(3)	Options Expired(3)	Options Exercised	Closing Balance 30 September 2006	Vested	Hurdle
23/02/2000	$9.39		23/02/03 - 22/02/07	147,000	—	—	—	25,000	122,000	Yes	B
23/05/2000	$11.09		23/05/03 - 23/05/07	163,750	—	—	—	78,250	85,500	Yes	N
26/09/2000	$12.03		26/09/03 - 25/09/07	30,000	—	—	—	7,500	22,500	Yes	N
21/11/2000	$13.62		22/11/03 - 21/11/07	705,219	—	—	—	252,415	452,804	Yes	B
27/12/2000	$13.91		25/10/03 - 07/02/08	994,722	—	9,000	—	306,972	678,750	Yes	N
27/01/2001	$13.91		07/02/04 - 07/02/08	671,800	—	12,750	—	194,250	464,800	Yes	N
21/02/2001	$14.20		21/02/04 - 20/02/08	2,971,568	—	21,000	—	978,476	1,972,092	Yes	N
27/02/2001	$14.75		27/02/04 - 26/02/08	25,000	—	—	—	25,000	—	Yes	B
24/04/2001	$12.98		25/04/04 - 24/04/08	531,300	—	—	—	361,600	169,700	Yes	B
24/04/2001	$12.98		25/04/04 - 24/04/08	1,668,527	—	14,175	—	583,938	1,070,414	Yes	N
07/05/2001	$12.98		07/05/04 - 06/05/08	104,100	—	1,100	—	62,200	40,800	Yes	N
01/06/2001	$14.61		01/06/04 - 31/05/08	310,000	—	3,000	—	136,750	170,250	Yes	N
23/08/2001	$15.77		21/08/04 - 20/08/08	76,000	—	—	—	—	76,000	Yes	B
27/08/2001	$16.09		27/08/04 - 26/08/08	63,000	—	3,000	—	15,000	45,000	Yes	N
24/10/2001	$16.33		25/10/04 - 24/10/08	753,300	—	3,600	—	461,300	288,400	Yes	B
24/10/2001	$16.33		25/10/04 - 24/10/08	2,811,600	—	50,650	—	1,007,780	1,753,170	Yes	N
24/10/2001	$16.33		24/10/04 - 23/10/08	50,000	—	—	—	—	50,000	Yes	B
31/12/2001	$16.48		31/12/04 - 31/12/05	500,000	—	—	—	500,000	—	Yes	E
31/12/2001	$16.80		31/12/03 - 31/12/07	500,000	—	—	—	—	500,000	Yes	F
28/02/2002	$17.49		26/02/05 - 25/02/09	20,000	—	—	—	20,000	—	Yes	B
24/04/2002	$18.03		24/04/05 - 24/04/09	2,880,641	—	128,856	—	589,907	2,161,878	Yes	N
24/04/2002	$18.03		24/04/05 - 24/04/09	760,501	—	10,119	—	314,282	436,100	Yes	C
24/04/2002	$18.03		24/04/05 - 24/04/09	380,000	—	1,112	—	33,888	345,000	Yes	C
31/05/2002	$18.55		14/05/05 - 13/05/09	145,000	—	—	—	20,000	125,000	Yes	N
27/06/2002	$18.55		28/06/05 - 27/06/09	261,810	—	15,947	—	51,028	194,835	Yes	N
21/07/2002	$17.18		22/07/05 - 21/07/09	17,000	—	—	—	—	17,000	50%	C
23/10/2002	$17.34	(2)	23/10/05 - 22/10/09	2,288,527	—	141,111	—	144,194	2,003,222	No	D
23/10/2002	$17.34		23/10/05 - 22/10/09	2,120,765	—	167,399	—	58,481	1,894,885	No	N
20/11/2002	$17.56	(2)	20/11/05 - 19/11/09	40,000	—	—	—	—	40,000	No	D
31/12/2002	$16.69		31/12/04 - 31/12/07	1,000,000	—	—	—	—	1,000,000	50%	F
20/05/2003	$17.60	(2)	20/05/06 - 19/05/10	2,597,240	—	246,741	—	135,639	2,214,860	No	D
20/05/2003	$17.60		20/05/06 - 19/05/10	2,027,696	—	145,398	—	37,659	1,844,639	No	N
09/06/2003	$18.12		09/06/06 - 08/06/10	10,000	—	—	—	—	10,000	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	2,658,242	—	190,959	—	42,097	2,425,186	No	N
05/11/2003	$17.55		05/11/06 - 04/11/10	1,195,665	—	92,648	—	69,213	1,033,804	No	C
31/12/2003	$17.48		31/12/05 - 31/12/08	1,000,000	—	—	—	—	1,000,000	No	F
11/05/2004	$18.22		11/05/07 - 10/05/11	2,690,420	—	205,886	—	25,563	2,458,971	No	N
11/05/2004	$18.22		11/05/07 - 10/05/11	1,630,235	—	97,318	—	62,762	1,470,155	No	C
05/11/2004	$20.68		05/11/07 - 04/11/11	—	1,486,617	78,788	—	1,348	1,406,481	No	G
05/11/2004	$20.68		05/11/07 - 04/11/11	—	3,048,066	169,455	—	17,464	2,861,147	No	N
05/11/2004	$0.00		05/11/04 - 04/11/06	—	11,699	—	—	11,699	—	Yes	N
08/12/2004	$0.00		08/12/07 - 08/12/11	—	42,435	—	—	—	42,435	No	DSR
31/12/2004	$20.49		31/12/06 - 31/12/08	—	500,000	—	—	—	500,000	No	F
13/05/2005	$0.00		13/05/05 - 12/05/07	—	10,671	—	—	10,671	—	Yes	N
TOTALS				36,800,628	5,099,488	1,810,012	—	6,642,326	33,447,778

Weighted Average Exercise Price				$16.61	$20.40	$17.95	—	$15.43	$17.35

(1)	Reflects the current exercise price. Note that the exercise price for all options on issue at 31 October 2003 was reduced (effective 1 November 2003) by $0.72 as a result of the Rights Issue.
(2)	The exercise price for these options is “index linked” and adjusted on a monthly basis. The exercise price shown above reflects the original exercise price less the $0.72 Rights Issue adjustment.
(3)

Numbers in the “Options Forfeited” column includes any options which may have expired due to a termination of employment whereby the employee was offered a grace period in which to exercise. The number of options to expire under these circumstances is immaterial.

The weighted average share price during the year ended 30 September 2005 was $21.09

The weighted average remaining contractual life of share options outstanding at 30 September 2005 was 4.2 years.

The following options over ordinary shares have been granted since the end of the 2006 financial year up to the signing of the directors’ report on 1 November 2006.

	Grant date	Exercise price	Earliest exercise date	Expiry date	Options granted	Hurdle
Performance rights	24/10/2006	$0.00	24/10/2009	24/10/2011	1,223,018	H
Total					1,223,018

Details of shares issued as a result of the exercise of options during the year ended 30 September 2006 are as follows:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
0.00	9,961	0.00	16.80	500,000	8,400,000
9.39	102,000	957,780	17.34	741,736	12,861,702
11.09	28,500	316,065	17.48	1,000,000	17,480,000
12.03	12,500	150,375	17.55	54,972	964,759
12.98	49,500	642,510	17.55	35,385	621,007
12.98	286,725	3,721,691	17.60	395,687	6,964,091
12.98	5,150	66,847	18.03	650,837	11,734,591
13.62	101,000	1,375,620	18.03	193,200	3,483,396
13.91	185,825	2,584,826	18.03	140,000	2,524,200
13.91	108,500	1,509,235	18.12	8,611	156,031
14.20	568,869	8,077,940	18.22	40,875	744,743
14.61	59,950	875,870	18.22	20,884	380,506
16.09	5,000	80,450	18.55	110,000	2,040,500
16.33	140,000	2,286,200	18.55	63,185	1,172,082
16.33	485,949	7,935,547	20.68	22,131	457,669
16.69	500,000	8,345,000	20.68	27,886	576,682

Details of shares issued as a result of the exercise of options during the year ended 30 September 2005 are as follows:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
0.00	10,671	0.00	17.60	37,659	662,798
0.00	11,699	0.00	18.03	33,888	611,001
9.39	25,000	234,750	18.03	314,282	5,666,504
11.09	78,250	867,793	18.03	589,907	10,636,023
12.03	7,500	90,255	18.22	25,563	465,758
12.98	62,200	807,356	18.22	62,762	1,143,524
12.98	361,600	4,693,568	18.55	20,000	371,000
12.98	583,938	7,579,515	18.55	51,028	946,569
13.62	252,415	3,437,892	18.94	6,183	117,106
13.91	194,250	2,702,018	19.30	8,458	163,239
13.91	306,972	4,269,981	20.05	597	11,970
14.20	978,476	13,894,359	20.20	8,044	162,489
14.61	136,750	1,997,918	20.43	827	16,896
14.75	25,000	368,750	20.58	6,909	142,187
16.09	15,000	241,350	20.68	1,348	27,877
16.33	461,300	7,533,029	20.68	17,464	361,156
16.33	1,007,780	16,457,047	21.21	26,583	563,825
16.48	500,000	8,240,000	21.21	4,232	89,761
17.34	58,481	1,014,061	21.61	42,000	907,620
17.49	20,000	349,800	23.57	90,000	2,121,300
17.55	42,097	738,802	24.01	86,000	2,064,860
17.55	69,213	1,214,688

Details of shares issued as a result of the exercise of options since the end of the 2006 financial year up to the signing of the directors’ report on 1 November 2006 are as follows:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$		$	$		$
12.98	13,800	179,124	17.55	24,994	438,645
13.91	6,750	93,893	17.60	27,832	489,843
13.91	8,250	114,758	18.03	26,712	481,617
14.20	20,250	287,550	18.22	8,592	156,546
14.61	5,000	73,050	18.22	22,696	413,521
16.09	1,500	24,135	18.55	325	6,029
16.33	17,400	284,142	20.68	3,284	67,913
17.34	17,419	302,045	20.68	23,938	495,038
17.55	8,956	157,178

A range of outcomes is possible given the uncertainty and assumptions in relation to option valuation. In determining the fair value below, we used standard market techniques for valuation including Monte Carlo and/or Binomial pricing models were used. The models take into account early exercise, non-transferability and performance hurdles.

The significant assumptions used to measure the fair value of instruments granted during the 2006 financial year are contained in the table below.

Option Type	Performance Options	Deferred Share Rights	Performance Rights	Zero-priced options

Grant Date	7-Nov-05	7-Nov-05	18-Nov-05	7-Nov-05
Number of Options	2,905,812	10,845	1,624,658 (2)	9,961
Option Fair Value (A$)	$3.05	$22.48	$11.64	$23.57
Exercise Price (5 day VWAP)	$23.49	$0.00	$0.00	$0.00
Share price at date of grant	$23.60	$23.60	$24.05	$23.60
ANZ expected Volatility(3)	17%	15%	15%	n/a
Option Term	7 years	7 years	5 years	1 year
Vesting period	3 years	1 year	3 years	Immediate
Expected life	n/a (1)	1 year	4 years	n/a
Expected Dividend Yield	5.41%	5.00%	5.00%	n/a
Risk Free Interest Rate	5.30%	5.54%	5.31%	n/a

(1)

To allow for maturity/marketability a 10% pa turnover rate (post vesting) has been assumed, as well as that option holders will exercise their options if the share price is greater than twice the exercise price.

(2)	This number includes an additional 59,400 Rights allocated in May 2006, with the same terms and conditions as the 18 November 2005 grant.
(3)

Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options.

The significant assumptions used to measure the fair value of instruments granted during the 2005 financial year are contained in the table below.

Option Type	Performance Options	Hurdled Options	Deferred Share Rights	Zero Priced Options	CEO options	Zero-priced options
Grant Date	5-Nov-04	5-Nov-04	8-Dec-04	5-Nov-04	31-Dec-04	13-May-05
Number of Options	3,048,066	1,486,617	42,435	11,699	500,000	10,671
Option Fair Value (A$)	$2.71	$2.62	$16.97	$20.70	$1.98	$22.05
Exercise Price (5 day VWAP)	$20.68	$20.68	$0.00	$0.00	$20.49	$0.00
Share price at date of grant	$20.77	$20.77	$20.03	$20.77	$20.59	$22.15
ANZ expected Volatility(2)	18.5%	18.5%	n/a	n/a	16.50%	n/a
Option Term	7 years	7 years	7 years	2 years	4 years	2 years
Vesting period	3 years	3 years	3 years	Immediate	2 years	Immediate
Expected life	n/a (1)	n/a (1)	3 years	n/a	2 years	n/a
Expected Dividend Yield	5.30%	5.30%	5.30%	n/a	5.50%	n/a
Risk Free Interest Rate	5.24%	5.24%	5.5%	n/a	5.16%	n/a

(1)	This model assumes that option holders will only exercise at the expiration date, except for 10% (per annum) of option holders who choose to, or must exercise their options or allow them to lapse.
(2)

Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options.

48: Key management personnel disclosures

Compensation details concerning the Directors of the Company and AASB 124 “Related Party Disclosures” concerning the other key management personnel for the Group and Company and the Corporations Act 2001 are detailed as follows:

Section A.

Remuneration Tables

Refer to disclosures from page 87 to page 90 of Item 6.

Section B.

Non-executive Directors’ remuneration

Refer to disclosures from page 91 to page 92 of Item 6.

Section C.

Executive remuneration structure

Refer to disclosures from page 92 to page 95 of Item 6.

Section D.

Chief Executive Officer’s remuneration

Refer to disclosures from page 95 to page 97 of Item 6.

Section E.

Disclosed Executives contract terms

Refer to disclosures from page 97 to page 99 of Item 6.

Section F.

Equity instruments relating disclosed directors and executives

Refer to disclosures from page 100 to page 110 of Item 6.

OTHER TRANSACTIONS OF DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Other transactions (other than shares, share options and loans)

Transactions between the directors, other key management personnel and their personally related entities and the Group during the financial year were in the nature of normal personal banking, debentures, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers and were trivial and domestic in nature.

KEY MANAGEMENT PERSONNEL LOAN TRANSACTIONS

Details regarding loans outstanding at the reporting date to directors of the Company and other key management personnel of the Group including their personally related parties, where the individuals aggregate loan balance exceeded $100,000 at any time in the reporting period, are as follows:

			Interest paid and	Highest balance
	Opening balance	Closing balance	payable in the	in the reporting
	1 October	30 September	reporting period	period
	$	$	$	$
Directors

Non-executive Directors
2006
J P Morschel	716,880	705,489	51,567	716,880
D M Gonski	18,342,000	18,342,000	1,088,498	18,342,000

2005
J P Morschel	310,000	716,880	51,127	779,933
J C Dahlsen(1)	17,695,111	14,736,607	1,024,458	17,695,111
D M Gonski	18,342,000	18,342,000	1,097,742	18,342,000

Executive Director
2006
J McFarlane(2)	6,264,681	—	335,603	25,624,811

2005
J McFarlane(2)	10,349,429	6,264,681	495,517	16,249,944

Other key management personnel

2006
R J Edgar	918,284	1,453,114	85,329	1,458,129
E Funke Kupper(3),(4)	680,000	n/a	624	680,000
B C Hartzer(3)	2,703,626	3,486,967	209,367	3,868,314
G K Hodges	1,019,242	2,986,598	133,617	3,616,438
P R Marriot	—	2,614,674	160,485	2,614,674
S Targett	—	600,000	52,278	600,000

2005
R J Edgar(5)	181,814	918,284	24,968	1,130,316
E Funke Kupper(3),(4)	680,000	680,000	4,797	680,000
B C Hartzer(3)	2,645,581	2,703,626	163,028	2,771,944
G K Hodges	1,172,688	1,019,242	61,658	2,869,921

(1)   J C Dahlsen ceased to be a director in February 2005.

(2)   The loan balances largely relate to loans for the purchase of ANZ shares, including the exercise of options.

(3)   Interest payments on the loan balances outstanding during the year were reduced as a result of a linked offset account.

(4)   E Funke Kupper resigned effective 1 February 2006.

(5)   Interest paid by R J Edgar includes additional interest previously omitted.

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to each group of directors and other key management personnel including related parties are as follows:

			Interest paid and
	Opening balance	Closing balance	payable in the	Number in group at
	1 October	30 September	reporting period	30 September(1)
	$	$	$	$
Directors
2006(2)	25,323,561	19,047,489	1,475,668	3
2005	46,696,540	40,060,168	2,668,844	4

Other key management personnel
2006	5,321,152	11,141,353	641,700	5
2005	4,680,083	5,321,152	254,451	4

(1)	Number in the Group includes directors and specified executive with loan balances greater than zero.
(2)	Opening balance as 1 October 2006 does not include loans made to J C Dahlsen. J C Dahlsen ceased to be a director in February 2005.

49: Transactions with other related parties

Joint Venture Entities

During the course of the financial year the Company and the Group conducted transactions with joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Amounts receivable from joint venture entities	398,714	302,649	301,999	272,954
Interest revenue	18,093	12,314	13,607	12,314
Dividend revenue	45,570	81,830	—	—
Commissions received from joint venture entities	162,172	122,153	142,072	114,509
Costs recovered from joint venture entities	11,033	9,430	9,022	9,430

There have been no guarantees given or received. No outstanding amounts have been written down or recorded as allowances, as they are considered fully collectible.

Associates

During the course of the financial year the Company and Group conducted transactions with associates on normal terms and conditions as shown below:

	Consolidated		The Company
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Amounts receivable from associates	78,417	38,267	37,761	32,539
Interest revenue	9,070	3,606	5,973	2,150
Dividend revenue	5,487	25,468	5,487	6,647

There have been no guarantees given or received. No outstanding amounts have been written down or recorded as allowances, as they are considered fully collectible.

Subsidiaries

During the course of the financial year subsidiaries conducted transactions with each other and joint ventures and associates on normal terms and conditions. They are fully eliminated on consolidation. No outstanding amounts have been written down or recorded as allowances, as they are considered fully collectible.

50: Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2006		2005		2004
	Closing	Average	Closing	Average	Closing	Average
Euro	0.5882	0.6071	0.6325	0.6024	0.5814	0.5968
Great British pound	0.3982	0.4150	0.4325	0.4142	0.3983	0.4054
New Zealand dollar	1.1455	1.1433	1.0998	1.0847	1.0700	1.1254
United States dollar	0.7476	0.7468	0.7623	0.7657	0.7165	0.7263

51: Impact of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)

The Company and the Group implemented accounting policies in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) on 1 October 2004, except for those relating to financial instruments and insurance contracts, which were implemented on 1 October 2005.

The transition was accounted for in accordance with Accounting Standard AASB 1: ‘First time adoption of Australian Equivalents to International Financial Reporting Standards’.

The impacts set out below are separated between those applicable from 1 October 2004 (and impacting the comparative periods) and those applicable from 1 October 2005. All amounts are stated on a before tax basis, unless otherwise noted. The reconciliation tables set out in pages 94 to 107 reconcile previous AGAAP to AIFRS and cross reference to the notes below.

AIFRS adjustments with effect from 1 October 2004

(i) Goodwill

Initial reduction in retained earnings. Potential volatility in future earnings.

The adoption of AIFRS reduced the carrying amount of goodwill by $5 million (Company: $6 million) at 1 October 2004 (refer Table 1) and $15 million (Company: $15 million) at1 October 2005 (refer Table 4) related to the acquisition of assets and liabilities that did not meet the AIFRS definition of a business combination. The Group elected not to restate the classification and accountingtreatment of past business combinationsthat occurred prior to 1 October 2004.

Under AIFRS, the past practice of systematically amortising goodwill over the expected period of benefit ceased and was replaced by impairment testing annually or more frequently if events or circumstances indicate that goodwill might be impaired.

This change in accounting policy resulted in:

•      a decrease in the amortisation expense of $224 million (Company: $8 million) for the year to 30 September 2005, including notional INGA and associates’ goodwill of $45 million (Company: nil) (refer Table 2); and

•      a corresponding increase in the carrying value of goodwill, associates and joint venture entities (refer Table 3).

(ii) Defined benefit superannuation schemes

Initial reduction in retained earnings. Actuarial movements recognised in retained earnings. Immaterial impact on net profit.

On adoption of AASB 119: ‘Employee Benefits’, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes are recognised on the Balance Sheet.

Under previous AGAAP, the Group accounted for the defined benefit superannuation schemes on a cash basis and did not recognise an asset or liability for the net position of the defined benefit superannuation schemes.

The Group elected to apply the option available under AASB 119 to recognise actuarial gains and losses in the Balance Sheet (i.e. the ‘direct to retained earnings’ approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the Income Statement. All transitional adjustments were, and ongoing movements reported for each scheme are, actuarially determined in accordance with AASB 119. Contributions to the schemes are made in accordance with the governing rules of the relevant schemes and there is no present liability to fund any deficits.

At 1 October 2004, the Group recognised a liability of $200 million (Company: $200 million), an asset of $2 million (Company: nil), and a deferred tax asset of $57 million (Company: $57 million), resulting in a $141 million (Company: $143 million) decrease in retained earnings (refer Table 1).

For the AIFRS comparative year ended 30 September 2005, the Group recognised a decrease in the liability of $34 million (Company: $37 million) and an increase in the asset of $6 million (Company: nil) largely representing an actuarial gain and a deferred tax adjustment of $16 million (Company: $13 million). The actuarial gain of $25 million (Company: $23 million) after tax was adjusted against retained earnings (refer Table 3).

(iii) Share based payments

Initial reduction in shareholders’ equity. Higher ongoing expenses.

Under previous AGAAP, the Group recognised an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements. The deferred shares vest over one to three years and may be forfeited under certain conditions. The Group did not recognise an expense for options issued to staff or for shares issued under the $1,000 employee share plan. On adoption of AASB 2: ‘Share-based Payment’, the Group recognised an expense for all share based remuneration, including deferred shares and options, and recognises this expense over the relevant vesting period.

The Group elected to retrospectively apply AASB 2 to share based payments granted prior to 7 November 2002.

On 1 October 2004, this change in accounting policy resulted in:

•      the establishment of a share options reserve of $44 million (Company: $44 million) to reflect the fair value of options granted to employees;

•      a reduction in paid up capital of $64 million (Company: $64 million) representing the fair value of unvested shares;

•      recognition of a deferred tax liability of $24 million (Company: $21 million);

•      recognition of an amount due from controlled entities of nil (Company: $2 million); and

•      a net decrease to retained earnings of $4 million after tax (Company: net increase of $1 million after tax) (refer Table 1).

For the AIFRS comparative year ended 30 September 2005, the impact of the change was:

•      an increase in the share options reserve of $23 million (Company: $23 million);

•      an increase in paid up capital of $41 million (Company: $41 million);

•      an accrual for $1,000 shares of $16 million (Company: $16 million);

•      a decrease in deferred tax liabilities of $12 million (Company: $12 million) and an increase in deferred tax assets of $5 million (Company: $5 million);

•      an increase in amounts due from controlled entities of nil (Company: $2 million); and

•      a decrease in profit before tax of $80 million (Company: $78 million) (refer Tables 2 and 3).

(iv) Securitisation

Additional assets/liabilities recognised for the Group. Immaterial impact on net profit.

AIFRS has introduced new requirements for the recognition of financial assets, including those transferred to special purpose entities for securitisation. The accounting treatment of existing securitisations has been reassessed. Consequently, some vehicles, which were previously not consolidated, are being consolidated by the Group. This resulted in an increase in assets and liabilities recorded on the Balance Sheet of $5 billion as at 1 October 2004 for the Group (refer Table 1). For the comparative AIFRS year ended 30 September 2005, the Group recognised a decrease of $388 million in both assets and liabilities, reflecting the net impact of repayment and securitisation of new assets during the year (refer Table 3).

With special purpose entities controlled by the Group being consolidated, some assets and liabilities (mainly investment securities and net loans and advances) were transferred to due to and due from controlled entities in the Company’s Balance Sheet (refer Tables 1 and 3).

The impact on the Income Statement for the Group is that income and expenses increased to recognise the income and expense items recorded within these vehicles, with the overall impact on net profit being immaterial.

(v) Foreign currency translation reserve

Initial increase in retained earnings. No change to shareholders’ equity.

The Group has elected to apply the option under AASB 121: ‘The Effects of Changes in Foreign Exchange Rates’, to reset amounts recorded within the foreign currency translation reserve to zero. On 1 October 2004, adopting this election resulted in an increase in retained earnings of $218 million (Company: $233 million) (refer Table 1).

(vi) Asset revaluation reserve

Initial increase in retained earnings. No change to shareholders’ equity for the Group. Decrease in shareholders’ equity for the Company.

The Group’s asset revaluation reserve under previous AGAAP related to revaluations of land and buildings. The Group has elected to apply the option under AASB 1: ‘First time Adoption of Australian Equivalents to International Financial Reporting Standards’, to recognise the value of land and buildings at deemed cost. As a result, the Group’s asset revaluation reserve of $31 million was reset to zero as at 1 October 2004 and adjusted against retained earnings (refer Table 1).

The Company’s asset revaluation reserve at 30 September 2004 under previous AGAAP of $415 million consisted of $31 million related to the revaluation of land and buildings and $384 million related to the revaluation of investments in controlled entities. The Company has elected to recognise the value of land and buildings at deemed cost and the $31 million asset revaluation reserve was reset to zero as at 1 October 2004 and adjusted against retained earnings.

The Company has under AASB 127: ‘Consolidated and Separate Financial Statements’, accounted for its investment in controlled entities at cost. On transition this involved the reversal of revaluations under previous AGAAP and a review for impairment. As a result, the $384 million asset revaluation reserve was reset to zero as at 1 October 2004 and adjusted by decreasing investments in controlled entities by $457 million and decreasing retained earnings by $73 million (refer Table 1).

(vii) Taxation

Change in methodology. Immaterial impacts.

Under AASB 112: ‘Income Taxes’, a balance sheet method of tax effect accounting has been adopted, replacing the income statement approach previously used by the Group.

Income tax expense comprises current and deferred taxes, with income tax expense recognised in the Income Statement, or recognised in equity to the extent that it relates to items recognised directly in equity.

Deferred tax is calculated using the balance sheet method by determining temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax base of those assets and liabilities as used for taxation purposes.

At 1 October 2004, a reduction to deferred tax liabilities of $18 million (Company: $7 million) was recognised with a corresponding increase of $16 million (Company: $5 million) to retained earnings and an increase to share capital of $2 million (Company: $2 million) representing share issue costs previously offset against share capital (refer Table 1).

(viii) Software reclassification

Reclassification only.

On transition to AIFRS, capitalised software assets were reclassified from premises and equipment to a separately identifiable intangible asset. This resulted in a reclassification of $435 million (Company: $380 million) as at 1 October 2004 (referTable 1). The amount reclassified decreased by $48 million (Company: $26 million) as at 30 September 2005 (refer Table 3).

(ix) Derivatives reclassification

Reclassification only.

At 1 October 2004, there was a reclassification of $4.5 billion (Company: $3.7 billion) from other assets and $5.7 billion (Company: $3.9 billion) from payables and other liabilities, to the new AIFRS Balance Sheet line items of derivative financial assets and derivative financial liabilities respectively (refer Table 1).

(x) Other

The comparative AIFRS year ended 30 September 2005 Income Statement contains minor leasing and tax remeasurement adjustments together with the impact of securitisation and defined benefit schemes adjustments.

The Balance Sheets, as reflected in Tables 1 and 3 also contain other minor remeasurements.

AIFRS adjustments with effect from 1 October 2005 (refer Table 4)

(a) Credit loss provisioning

Initial increase in retained earnings. Substantial volatility in future earnings.

AASB 139: ‘Financial Instruments: Recognition and Measurement’ adopts an incurred loss approach for credit loss provisioning and provides guidance on the measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value using the original effective interest rate. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the Income Statement as interest income.

The general provision in the Balance Sheet was replaced on adoption of AIFRS by a collective provision.

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

The collective provision under AIFRS shares the same underlying measurement objectives as the previous AGAAP general provision. However, as a result of the application of a new estimation methodology, certain judgemental risk measures have changed.

The Group believes that the resulting collective provision, while lower than the previous general provision, comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio.

On adoption of AIFRS, the previous Economic Loss Provisioning (ELP) charge to profit was replaced by a charge for individual provisions on impaired exposures together with a charge for movements in the collective provision.

As a result of these changes:

•      at 1 October 2005, there was an increase of $1 million (Company: decrease of $4 million) to retained earnings relating to individual provisions on impaired exposures as a result of the net impact of including expected interest cash flows in the calculation of the individual provision and discounting estimated future cash flows;

•      at 1 October 2005, the collective provision was $288 million (Company: $238 million) less than the AGAAP general provision. After tax, this resulted in an increase to retained earnings of $206 million (Company: $167 million) and a decrease in the foreign currency translation reserve of $23 million (Company: nil) at 1 October 2005;

•      individual provisions and movements in the collective provision are charged directly to the Income Statement, driving increased earnings volatility; and

•      movements in the collective provision are driven by changes in portfolio size, portfolio mix, credit risk and economic cycles.

(b) Fee revenue – financial service fees recognised as an adjustment to yield

Initial reduction in retained earnings. Immaterial impact on net profit.

Under AASB 139: ‘Financial Instruments: Recognition and Measurement’, fee income (such as loan approval fees) integral to the yield of an originated financial instrument (such as loans and advances measured at amortised cost), net of any direct incremental costs, are capitalised and deferred over the expected life of the financial instrument.

On 1 October 2005, certain fees that have previously been recognised in the Income Statement, were deferred and recognised against net loans and advances in the Balance Sheet with a corresponding reduction to retained earnings of $276 million (Company: $196 million) after tax. The annual impact on net profit from this change is not material. However, there was an increase in interest income (offset by a reduction in fee income) and a reclassification to interest earning assets of customer’s liabilities for acceptances of $13.4 billion for the Company and the Group.

(c) Derivative financial instruments, including hedging

Initial reduction in retained earnings. Volatility in future earnings. New assets and liabilities recognised.

At 1 October 2005, recognition of the fair value of derivatives relating to securitisation vehicles and structured finance transactions reduced retained earnings by $78 million (Company: $68 million). The Group continues to evaluate hedging relationships and effectiveness for certain structured finance transactions, which introduces volatility within the Income Statement.

AIFRS permits hedge accounting (if certain criteria are met) for fair value hedges, cash flow hedges and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where prospective and retrospective effectiveness tests are met and the hedge relationship has been adequately documented. In effectiveness precludes the use of hedge accounting.

At 1 October 2005, the Group designated certain fair value and cash flow hedges and financial liabilities as fair value through other income in the profit and loss, resulting in an increase in net assets of $86 million (Company: decrease of $52 million) represented by a decrease in retained earnings of $75 million (Company: $63 million), and an increase in reserves of $161 million (Company: $11 million).

(d) Financial instruments classification and measurement

Certain assets reclassified and measured at fair value. Initial decrease in retained earnings. Immaterial impact on net profit.

Under AIFRS, certain financial assets of the Group previously carried at amortised cost were either:

•      reclassified as available-for-sale assets, resulting in measurement at fair value with movements being taken to an available-for-sale equity reserve. This resulted in an available for sale reserve at 1 October 2005 of $17 million (Company: $11 million); or

•      reclassified as financial assets held at fair value through the profit and loss, with movements in fair value through other income in the profit and loss resulting in adecrease in retained earnings at 1 October 2005 of $3 million (Company: nil).

All derivative financial instruments, including those used as hedging instruments, are measured at fair value and recognised in the Balance Sheet. This requires an adjustment to reflect the market value of counterparty risk in the fair value of derivatives, which resulted in a decrease in retained earnings of $29 million (Company: $28 million) at 1 October 2005. (Under AGAAP, counterparty risk was notionally allowed for as part of the general provision.)

Financial instruments are measured under AIFRS at bid or offer prices rather than the previous AGAAP use of mid prices. On 1 October 2005, this change in measurement resulted in a decrease in retained earnings of $5 million (Company: $4 million).

(e) Classification of hybrid financial instruments

Reclassification of ANZ StEPS from equity to debt. Reduction in net profit.

Under AASB 132: ‘Financial Instruments: Disclosure and Presentation’, ANZ StEPS, a hybrid Tier 1 instrument treated as equity under previous AGAAP, was reclassified as debt. Prepaid issue costs, offset against the preference share capital balance under previous AGAAP, were capitalised and amortised to interest over a five year period from the date of issue.

At 1 October 2005, the Company and the Group’s loan capital increased by $1 billion representing the transfer of $987 million from preference share capital to loan capital, capitalised prepaid issue costs of $11 million, a decrease in the deferred tax asset of $4 million and a decrease in retained earnings after tax of $6 million representing amortisation of prepaid issue costs. Ongoing distributions to the holders of ANZ StEPS will be treated as an interest expense in the Income Statement rather than as dividends under previous AGAAP.

(f) Accounting for INGA

Initial reduction in retained earnings and increase in notional goodwill for the Group. Reduction in earnings volatility.

Under AASB 131: ‘Interests in Joint Ventures’, and in line with previous AGAAP, the Group is required to equity account for its interest in INGA. The adoption of AIFRS by INGA resulted in the following significant measurement and recognition differences to previous AGAAP:

•      reclassification and measurement of shareholder investments as available-for-sale assets. This change in measurement results in a reduction in investment return volatility experienced by INGA, as only realised gains and losses are reported in its net profit;

•      increased policy liabilities resulting from a change in the discount rates applied in the actuarial calculation of policy liabilities and the separate presentation and change in basis of deferred acquisition costs (largely commissions) previously included within net policy liabilities (total impact is a decrease to retained earnings of $107 million) for the Group;

•      initial entry fee income previously taken upfront is deferred and amortised to income over time (total impact is a decrease to retained earnings of $23 million for the Group); and

•      other sundry items (total impact is a decrease to retained earnings of $16 million for the Group)

Under AIFRS, the excess of the market value over net assets (EMVONA) for INGA’s life insurance controlled entities is no longer recognised. Accordingly, an adjustment has been made to reclassify $72 million from intangibles to notional goodwill for the Group.

The Group’s 49% share of INGA’s net AIFRS adjustment is a decrease of $146 million to retained earnings and an increase of $8 million to the available-for-sale reserve, resulting in a reduction in the carrying value of the Group’s interest in INGA of $138 million as at 1 October 2005.

Explanation of material AIFRS adjustments to the AGAAP cash flow statement as at 30 September 2005

Various assets and liabilities (principally loans and advances and deposits and other borrowings) which were classified as investing or financing cash flows, are now reclassified as operating cash flows under AIFRS. The Company and the Group’s net cash position has not changed. There are no other material differences between the cash flow statement presented under AIFRS and that presented under previous AGAAP.

Reconciliation tables

References are to the notes on pages 90 to 93.

TABLE 1: BALANCE SHEET AS AT 1 OCTOBER 2004

	Effect of transition to AIFRS
		Defined benefit	Share
		superannuation	based	Securitisation
		schemes	payments	vehicles
Consolidated	AGAAP(1)	note (ii)	note (iii)	note (iv)
	$m	$m	$m	$m
Assets
Liquid assets	6,363	—	—	2
Due from other financial institutions	4,781	—	—	—
Trading securities	5,478	—	—	—
Derivative financial instruments	—	—	—	(8)
Investment securities	7,746	—	—	2,797
Net loans and advances	204,962	—	—	2,144
Customer’s liability for acceptances	12,466	—	—	—
Regulatory deposits	176	—	—	—
Shares in associates and joint venture entities	1,960	—	—	—
Deferred tax assets	1,454	57	—	2
Goodwill and other intangible assets	3,269	—	—	—
Other assets	9,158	2	—	89
Premises and equipment	1,532	—	—	—
Total assets	259,345	59	—	5,026
Liabilities
Due to other financial institutions	7,349	—	—	—
Deposits and other borrowings	168,557	—	—	5,037
Derivative financial instruments	—	—	—	(2)
Liability for acceptances	12,466	—	—	—
Income tax liabilities	1,914	—	24	—
Payables and other liabilities	14,212	200	—	(6)
Provisions	845	—	—	—
Bonds and notes	27,602	—	—	—
Loan capital	8,475	—	—	—
Total liabilities	241,420	200	24	5,029
Net assets	17,925	(141)	(24)	(3)
Equity
Ordinary share capital	8,005	—	(64)	—
Preference share capital	987	—	—	—
Reserves
Foreign currency translation reserve	218	—	—	—
Asset revaluation reserve	31	—	—	—
Share options reserve	—	—	44	—
Other reserves	330	—	—	—
Total reserves	579	—	44	—
Retained earnings	8,336	(141)	(4)	(3)
Share capital and reserves attributable to shareholders of the Company	17,907	(141)	(24)	(3)
Minority interests	18	—	—	—
Total equity	17,925	(141)	(24)	(3)

(1)   Reported financial position as at 30 September 2004.

(2)   Other includes $39 million relating to the reclassification of legacy foreign currency translation and asset revaluation balances at 1 October 2004 and goodwill adjustments (note(i)).

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

	Effect of transition to AIFRS
			Software	Derivatives
	Resetting	Taxation	reclassification	reclassification	Other(2)	Total AIFRS
Consolidated	notes (v) & (vi)	note (vii)	note (viii)	note (ix)	note (x)	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets
Due from other financial institutions	—	—	—	—	—	2	6,365
Trading securities	—	—	—	—	—	—	4,781
Derivative financial instruments	—	—	—	—	—	—	5,478
Investment securities	—	—	—	4,456	—	4,448	4,448
Net loans and advances	—	—	—	—	—	2,797	10,543
Customer’s liability for acceptances	—	—	—	—	—	2,144	207,106
Regulatory deposits	—	—	—	—	—	—	12,466
Shares in associates and joint venture entities	—	—	—	—	—	—	176
Deferred tax assets	—	—	—	—	9	9	1,969
Goodwill and other intangible assets	—	—	—	—	1	60	1,514
Other assets	—	—	435	—	(5)	430	3,699
Premises and equipment	—	—	—	(4,456)	—	(4,365)	4,793
Total assets	—	—	(435)	—	—	(435)	1,097
Liabilities	—	—	—	—	5	5,090	264,435
Due to other financial institutions
Deposits and other borrowings	—	—	—	—	—	—	7,349
Derivative financial instruments	—	—	—	—	—	5,037	173,594
Liability for acceptances	—	—	—	5,656	—	5,654	5,654
Income tax liabilities	—	—	—	—	—	—	12,466
Payables and other liabilities	—	(18)	—	—	1	7	1,921
Provisions	—	—	—	(5,656)	50	(5,412)	8,800
Bonds and notes	—	—	—	—	—	—	845
Loan capital	—	—	—	—	—	—	27,602
Total liabilities	—	—	—	—	—	—	8,475
Net assets	—	(18)	—	—	51	5,286	246,706
Equity	—	18	—	—	(46)	(196)	17,729
Ordinary share capital
Preference share capital	—	2	—	—	—	(62)	7,943
Reserves	—	—	—	—	—	—	987
Foreign currency translation reserve	(218)	—	—	—	—	(218)	—
Asset revaluation reserve	(31)	—	—	—	—	(31)	—
Share options reserve	—	—	—	—	—	44	44
Other reserves	—	—	—	—	—	—	330
Total reserves	(249)	—	—	—	—	(205)	374
Retained earnings	249	16	—	—	(46)	71	8,407
Share capital and reserves attributable to shareholders of the Company	—	18	—	—	(46)	(196)	17,711
Minority interests	—	—	—	—	—	—	18
Total equity	—	18	—	—	(46)	(196)	17,729

(1)   Reported financial position as at 30 September 2004.

(2)   Other includes $39 million relating to the reclassification of legacy foreign currency translation and asset revaluation balances at 1 October 2004 and goodwill adjustments (note(i)).

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

		Effect of transition to AIFRS
		Defined benefit	Share
		superannuation	based	Securitisation
		schemes	payments	vehicles
The Company	AGAAP(1)	note (ii)	note (iii)	note (iv)
	$m	$m	$m	$m
Assets
Liquid assets	3,744	—	—	—
Due from other financial institutions	2,537	—	—	—
Trading securities	4,783	—	—	—
Derivative financial instruments	—	—	—	(20)
Investment securities	6,117	—	—	(196)
Net loans and advances	133,767	—	—	(136)
Customer’s liability for acceptances	12,466	—	—	—
Due from controlled entities	7,338	—	2	346
Regulatory deposits	144	—	—	—
Shares in controlled entities and associates	11,517	—	—	—
Deferred tax assets	737	57	—	2
Goodwill and other intangible assets	74	—	—	—
Other assets	5,751	—	—	93
Premises and equipment	826	—	—	—
Total assets	189,801	57	2	89
Liabilities
Due to other financial institutions	5,860	—	—	—
Deposits and other borrowings	99,811	—	—	—
Derivative financial instruments	—	—	—	(2)
Liability for acceptances	12,466	—	—	—
Due to controlled entities	9,544	—	—	105
Income tax liabilities	1,251	—	21	—
Payables and other liabilities	10,890	200	—	(14)
Provisions	618	—	—	—
Bonds and notes	25,034	—	—	—
Loan capital	7,680	—	—	—
Total liabilities	173,154	200	21	89
Net assets	16,647	(143)	(19)	—
Equity
Ordinary share capital	8,005	—	(64)	—
Preference share capital	987	—	—	—
Reserves
Foreign currency translation reserve	233	—	—	—
Asset revaluation reserve	415	—	—	—
Share options reserve	—	—	44	—
Other reserves	11	—	—	—
Total reserves	659	—	44	—
Retained earnings	6,996	(143)	1	—
Total equity	16,647	(143)	(19)	—

(1)	Reported financial position as at 30 September 2004.
(2)	Other includes $42 million relating to the reclassification of legacy foreign currency translation and asset revaluation balances at 1 October 2004 and goodwill adjustments (note(i)).

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

	Effect of transition to AIFRS
			Software	Derivatives
	Resetting	Taxation	reclassification	reclassification	Other(2)	Total AIFRS
The Company	notes (v) & (vi)	note (vii)	note (viii)	note (ix)	note (x)	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	—	3,744
Due from other financial institutions	—	—	—	—	—	—	2,537
Trading securities	—	—	—	—	—	—	4,783
Derivative financial instruments	—	—	—	3,738	—	3,718	3,718
Investment securities	—	—	—	—	—	(196)	5,921
Net loans and advances	—	—	—	—	—	(136)	133,631
Customer’s liability for acceptances	—	—	—	—	—	—	12,466
Due from controlled entities	—	—	—	—	(5)	343	7,681
Regulatory deposits	—	—	—	—	—	—	144
Shares in controlled entities and associates	(457)	—	—	—	—	(457)	11,060
Deferred tax assets	—	—	—	—	1	60	797
Goodwill and other intangible assets	—	—	380	—	(6)	374	448
Other assets	—	—	—	(3,738)	1	(3,644)	2,107
Premises and equipment	—	—	(380)	—	—	(380)	446
Total assets	(457)	—	—	—	(9)	(318)	189,483
Liabilities
Due to other financial institutions	—	—	—	—	—	—	5,860
Deposits and other borrowings	—	—	—	—	—	—	99,811
Derivative financial instruments	—	—	—	3,924	—	3,922	3,922
Liability for acceptances	—	—	—	—	—	—	12,466
Due to controlled entities	—	—	—	—	—	105	9,649
Income tax liabilities	—	(7)	—	—	—	14	1,265
Payables and other liabilities	—	—	—	(3,924)	52	(3,686)	7,204
Provisions	—	—	—	—	—	—	618
Bonds and notes	—	—	—	—	—	—	25,034
Loan capital	—	—	—	—	—	—	7,680
Total liabilities	—	(7)	—	—	52	355	173,509
Net assets	(457)	7	—	—	(61)	(673)	15,974
Equity
Ordinary share capital	—	2	—	—	—	(62)	7,943
Preference share capital	—	—	—	—	—	—	987
Reserves
Foreign currency translation reserve	(233)	—	—	—	—	(233)	—
Asset revaluation reserve	(415)	—	—	—	—	(415)	—
Share options reserve	—	—	—	—	—	44	44
Other reserves	—	—	—	—	—	—	11
Total reserves	(648)	—	—	—	—	(604)	55
Retained earnings	191	5	—	—	(61)	(7)	6,989
Total equity	(457)	7	—	—	(61)	(673)	15,974

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

TABLE 2: INCOME STATEMENT FOR THE YEAR ENDED 30 SEPTEMBER 2005

		Effect of transition to AIFRS
		Goodwill	Share based
		amortisation	payments	Other(1)	Total AIFRS
Consolidated	AGAAP	note (i)	note (iii)	note (ii) & (x)	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m
Total income	20,979	45	—	273	318	21,297
Interest income	17,427	—	—	292	292	17,719
Interest expense	(11,629)	—	—	(272)	(272)	(11,901)
Net interest income	5,798	—	—	20	20	5,818
Other operating income	3,552	45	—	(19)	26	3,578
Operating income	9,350	45	—	1	46	9,396
Operating expenses	(4,515)	179	(80)	(2)	97	(4,418)
Profit before provision for credit impairment and income tax	4,835	224	(80)	(1)	143	4,978
Provision for credit impairment	(580)	—	—	—	—	(580)
Profit before income tax	4,255	224	(80)	(1)	143	4,398
Income tax expense	(1,234)	—	17	(3)	14	(1,220)
Profit for the year	3,021	224	(63)	(4)	157	3,178
Profit attributable to minority interests	(3)	—	—	—	—	(3)
Profit attributable to shareholders of the Company	3,018	224	(63)	(4)	157	3,175

(1)	Mainly relates to the impact of additional securitisation vehicles brought onto Balance Sheet.

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

		Effect of transition to AIFRS
		Goodwill	Share based
		amortisation	payments	Other(1)	Total AIFRS
The Company	AGAAP	note (i)	note (iii)	note (ii) & (x)	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m
Total income	14,042	—	(7)	2	(5)	14,037
Interest income	10,946	—	—	2	2	10,948
Interest expense	(7,646)	—	—	(2)	(2)	(7,648)
Net interest income	3,300	—	—	—	—	3,300
Other operating income	3,096	—	(7)	—	(7)	3,089
Operating income	6,396	—	(7)	—	(7)	6,389
Operating expenses	(3,064)	8	(71)	1	(62)	(3,126)
Profit before provision for credit impairment and income tax	3,332	8	(78)	1	(69)	3,263
Provision for credit impairment	(388)	—	—	—	—	(388)
Profit before income tax	2,944	8	(78)	1	(69)	2,875
Income tax expense	(717)	—	17	—	17	(700)
Profit for the year	2,227	8	(61)	1	(52)	2,175

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

TABLE 3: BALANCE SHEET AS AT SEPTEMBER 30, 2005

		Effect of transition to AIFRS
		October 1,		Defined benefit
		2004 AIFRS		superannuation
		adjustments	Goodwill	schemes
Consolidated	AGAAP(1)	From Table 1	note (i)	note (ii)
	$m	$m	$m	$m
Assets
Liquid assets	11,600	2	—	—
Due from other financial institutions	6,348	—	—	—
Trading securities	6,285	—	—	—
Derivative financial instruments	6,531	(8)	—	—
Investment securities	6,941	2,797	—	—
Net loans and advances	230,952	2,144	—	—
Customer’s liability for acceptances	13,449	—	—	—
Regulatory deposits	159	—	—	—
Shares in associates and joint venture entities	1,872	9	45	—
Deferred tax assets	1,337	60	—	(13)
Goodwill and other intangible assets	2,898	430	179	—
Other assets	6,153	91	—	6
Premises and equipment	1,441	(435)	—	—
Total assets	295,966	5,090	224	(7)
Liabilities
Due to other financial institutions	12,027	—	—	—
Deposits and other borrowings	185,693	5,037	—	—
Derivative financial instruments	7,008	(2)	—	—
Liability for acceptances	13,449	—	—	—
Income tax liabilities	1,797	7	—	3
Payables and other liabilities	7,380	244	—	(34)
Provisions	914	—	—	—
Bonds and notes	39,073	—	—	—
Loan capital	9,137	—	—	—
Total liabilities	276,478	5,286	—	(31)
Net assets	19,488	(196)	224	24
Equity
Ordinary share capital	8,074	(62)	—	—
Preference share capital	1,858	—	—	—
Reserves
Foreign currency translation reserve	(225)	(218)	—	—
Asset revaluation reserve	31	(31)	—	—
Share options reserve	—	44	—	—
Other reserves	330	—	—	—
Total reserves	136	(205)	—	—
Retained earnings	9,393	71	224	(1)
Actuarial gain on defined benefit plans	—	—	—	25
Total retained earnings	9,393	71	224	24
Share capital and reserves attributable to shareholders of the Company	19,461	(196)	224	24
Minority interests	27	—	—	—
Total equity	19,488	(196)	224	24

(1)

Derivative financial assets of $3.7 billion have been reclassified from other assets and derivative financial liabilities of $4.2 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the September 30, 2005 reported previous AGAAP Balance Sheet to enhance comparability.

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

	Effect of transition to AIFRS
	Share
	based	Securitisation	Software
	payments	vehicles	reclassification	Other	Total AIFRS
Consolidated	note (iii)	note (iv)	note (viii)	note (x)	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	(1)	—	—	1	11,601
Due from other financial institutions	—	—	—	—	—	6,348
Trading securities	—	—	—	—	—	6,285
Derivative financial instruments	—	(12)	—	—	(20)	6,511
Investment securities	—	304	—	—	3,101	10,042
Net loans and advances	—	(606)	—	—	1,538	232,490
Customer’s liability for acceptances	—	—	—	—	—	13,449
Regulatory deposits	—	—	—	—	—	159
Shares in associates and joint venture entities	—	—	—	—	54	1,926
Deferred tax assets	5	—	—	—	52	1,389
Goodwill and other intangible assets	—	—	(48)	(1)	560	3,458
Other assets	—	(73)	—	(4)	20	6,173
Premises and equipment	—	—	48	—	(387)	1,054
Total assets	5	(388)	—	(5)	4,919	300,885
Liabilities
Due to other financial institutions	—	—	—	—	—	12,027
Deposits and other borrowings	—	(408)	—	—	4,629	190,322
Derivative financial instruments	—	—	—	—	(2)	7,006
Liability for acceptances	—	—	—	—	—	13,449
Income tax liabilities	(12)	4	—	2	4	1,801
Payables and other liabilities	16	16	—	(4)	238	7,618
Provisions	—	—	—	—	—	914
Bonds and notes	—	—	—	—	—	39,073
Loan capital	—	—	—	—	—	9,137
Total liabilities	4	(388)	—	(2)	4,869	281,347
Net assets	1	—	—	(3)	50	19,538
Equity
Ordinary share capital	41	—	—	—	(21)	8,053
Preference share capital	—	—	—	—	—	1,858
Reserves
Foreign currency translation reserve	—	—	—	—	(218)	(443)
Asset revaluation reserve	—	—	—	—	(31)	—
Share options reserve	23	—	—	—	67	67
Other reserves	—	—	—	—	—	330
Total reserves	23	—	—	—	(182)	(46)
Retained earnings	(63)	—	—	(3)	228	9,621
Actuarial gain on defined benefit plans	—	—	—	—	25	25
Total retained earnings	(63)	—	—	(3)	253	9,646
Share capital and reserves attributable to shareholders of the Company	1	—	—	(3)	50	19,511
Minority interests	—	—	—	—	—	27
Total equity	1	—	—	(3)	50	19,538

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

		Effect of transition to AIFRS
		October 1,		Defined benefit
		2004 AIFRS		superannuation
		adjustments	Goodwill	schemes
The Company	AGAAP(1)	From Table 1	note (i)	note (ii)
	$m	$m	$m	$m
Assets
Liquid assets	7,191	—	—	—
Due from other financial institutions	3,452	—	—	—
Trading securities	5,309	—	—	—
Derivative financial instruments	6,047	(20)	—	—
Investment securities	5,407	(196)	—	—
Net loans and advances	153,461	(136)	—	—
Customer’s liability for acceptances	13,449	—	—	—
Due from controlled entities	8,309	343	—	—
Regulatory deposits	113	—	—	—
Shares in controlled entities and associates	12,551	(457)	—	—
Deferred tax assets	754	60	—	(13)
Goodwill and other intangible assets	66	374	8	—
Other assets	2,832	94	—	—
Premises and equipment	849	(380)	—	—
Total assets	219,790	(318)	8	(13)
Liabilities
Due to other financial institutions	9,029	—	—	—
Deposits and other borrowings	113,089	—	—	—
Derivative financial instruments	6,324	(2)	—	—
Liability for acceptances	13,449	—	—	—
Due to controlled entities	11,600	105	—	—
Income tax liabilities	1,487	14	—	—
Payables and other liabilities	5,247	238	—	(37)
Provisions	650	—	—	—
Bonds and notes	32,739	—	—	—
Loan capital	8,452	—	—	—
Total liabilities	202,066	355	—	(37)
Net assets	17,724	(673)	8	24
Equity
Ordinary share capital	8,074	(62)	—	—
Preference share capital	1,858	—	—	—
Reserves
Foreign currency translation reserve	20	(233)	—	—
Asset revaluation reserve	415	(415)	—	—
Share options reserve	—	44	—	—
Other reserves	11	—	—	—
Total reserves	446	(604)	—	—
Retained earnings	7,346	(7)	8	1
Actuarial gain on defined benefit plans	—	—	—	23
Total retained earnings	7,346	(7)	8	24
Total equity	17,724	(673)	8	24

(1)

Derivative financial assets of $3.2 billion have been reclassified from other assets and derivative financial liabilities of $3.5 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the September 30, 2005 reported previous AGAAP Balance Sheet to enhance comparability.

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

	Effect of transition to AIFRS
	Share
	based	Securitisation	Software
	payments	vehicles	reclassification	Other	Total AIFRS
The Company	note (iii)	note (iv)	note (viii)	note (x)	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	7,191
Due from other financial institutions	—	—	—	—	—	3,452
Trading securities	—	—	—	—	—	5,309
Derivative financial instruments	—	—	—	—	(20)	6,027
Investment securities	—	90	—	—	(106)	5,301
Net loans and advances	—	36	—	—	(100)	153,361
Customer’s liability for acceptances	—	—	—	—	—	13,449
Due from controlled entities	2	(29)	—	—	316	8,625
Regulatory deposits	—	—	—	—	—	113
Shares in controlled entities and associates	—	—	—	(4)	(461)	12,090
Deferred tax assets	5	—	—	—	52	806
Goodwill and other intangible assets	—	—	(26)	—	356	422
Other assets	—	(97)	—	4	1	2,833
Premises and equipment	—	—	26	—	(354)	495
Total assets	7	—	—	—	(316)	219,474
Liabilities
Due to other financial institutions	—	—	—	—	—	9,029
Deposits and other borrowings	—	—	—	—	—	113,089
Derivative financial instruments	—	—	—	—	(2)	6,322
Liability for acceptances	—	—	—	—	—	13,449
Due to controlled entities	—	(11)	—	—	94	11,694
Income tax liabilities	(12)	—	—	3	5	1,492
Payables and other liabilities	16	11	—	(3)	225	5,472
Provisions	—	—	—	—	—	650
Bonds and notes	—	—	—	—	—	32,739
Loan capital	—	—	—	—	—	8,452
Total liabilities	4	—	—	—	322	202,388
Net assets	3	—	—	—	(638)	17,086
Equity
Ordinary share capital	41	—	—	—	(21)	8,053
Preference share capital	—	—	—	—	—	1,858
Reserves
Foreign currency translation reserve	—	—	—	—	(233)	(213)
Asset revaluation reserve	—	—	—	—	(415)	—
Share options reserve	23	—	—	—	67	67
Other reserves	—	—	—	—	—	11
Total reserves	23	—	—	—	(581)	(135)
Retained earnings	(61)	—	—	—	(59)	7,287
Actuarial gain on defined benefit plans	—	—	—	—	23	23
Total retained earnings	(61)	—	—	—	(36)	7,310
Total equity	3	—	—	—	(638)	17,086

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

TABLE 4: BALANCE SHEET AS AT 1 OCTOBER 2005

		Effect of transition to AIFRS
			Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
					Derivative
		30 September			accounting
		2005 AIFRS	Credit loss	Fee	including
		adjustments	provisioning	revenue	hedging
Consolidated	AGAAP(1)	From Table 3	note (a)	note (b)	note (c)
	$m	$m	$m	$m	$m
Assets
Liquid assets	11,600	1	—	—	—
Due from other financial institutions	6,348	—	—	—	—
Trading securities	6,285	—	—	—	—
Derivative financial instruments	6,531	(20)	—	—	275
Available-for-sale assets	—	—	—	—	1
Investment securities	6,941	3,101	—	—	(11)
Net loans and advances	230,952	1,538	289	(382)	(214)
Customer’s liability for acceptances	13,449	—	—	—	—
Regulatory deposits	159	—	—	—	—
Shares in associates and joint venture entities	1,872	54	—	—	—
Deferred tax assets	1,337	52	(105)	121	49
Goodwill and other intangible assets	2,898	560	—	—	—
Other assets	6,153	20	—	(15)	(11)
Premises and equipment	1,441	(387)	—	—	—
Total assets	295,966	4,919	184	(276)	89
Liabilities
Due to other financial institutions	12,027	—	—	—	—
Deposits and other borrowings	185,693	4,629	—	—	(70)
Derivative financial instruments	7,008	(2)	—	—	35
Liability for acceptances	13,449	—	—	—	—
Income tax liabilities	1,797	4	—	—	54
Payables and other liabilities	7,380	238	—	—	4
Provisions	914	—	—	—	—
Bonds and notes	39,073	—	—	—	(7)
Loan capital	9,137	—	—	—	65
Total liabilities	276,478	4,869	—	—	81
Net assets	19,488	50	184	(276)	8
Equity
Ordinary share capital	8,074	(21)	—	—	—
Preference share capital	1,858	—	—	—	—
Reserves
Foreign currency translation reserve	(225)	(218)	(23)	—	—
Asset revaluation reserve	31	(31)	—	—	—
Share options reserve	—	67	—	—	—
Cashflow hedging reserve	—	—	—	—	162
Available-for-sale reserve	—	—	—	—	(1)
Other reserves	330	—	—	—	—
Total reserves	136	(182)	(23)	—	161
Retained earnings	9,393	228	207	(276)	(153)
Actuarial gain on defined benefit plans	—	25	—	—	—
Total retained earnings	9,393	253	207	(276)	(153)
Share capital and reserves attributable to shareholders of the Company	19,461	50	184	(276)	8
Minority interests	27	—	—	—	—
Total equity	19,488	50	184	(276)	8

(1)

Reported financial position as at 30 September 2005. Derivative financial assets of $3.7 billion have been reclassified from other assets and derivative financial liabilities of $4.2 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the 30 September 2005 reported previous AGAAP Balance Sheet to enhance comparability.

(2)	Includes goodwill adjustments (note(i)).

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

	Effect of transition to AIFRS
	Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
	Financial
	instruments	Reclassification	Accounting
	remeasurement	of StEPS	for INGA			Total AIFRS
Consolidated	note (d)	note (e)	note (f)	Other(2)	Total	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	1	11,601
Due from other financial institutions	—	—	—	—	—	—	6,348
Trading securities	(112)	—	—	—	(112)	(112)	6,173
Derivative financial instruments	(42)	—	—	—	233	213	6,744
Available-for-sale assets	11,153	—	—	—	11,154	11,154	11,154
Investment securities	(10,031)	—	—	—	(10,042)	(6,941)	—
Net loans and advances	(1,129)	—	—	—	(1,436)	102	231,054
Customer’s liability for acceptances	—	—	—	—	—	—	13,449
Regulatory deposits	—	—	—	—	—	—	159
Shares in associates and joint venture entities	—	—	(138)	—	(138)	(84)	1,788
Deferred tax assets	—	(4)	—	3	64	116	1,453
Goodwill and other intangible assets	—	—	—	(15)	(15)	545	3,443
Other assets	(38)	11	—	(2)	(55)	(35)	6,118
Premises and equipment	—	—	—	—	—	(387)	1,054
Total assets	(199)	7	(138)	(14)	(347)	4,572	300,538
Liabilities
Due to other financial institutions	—	—	—	—	—	—	12,027
Deposits and other borrowings	—	—	—	—	(70)	4,559	190,252
Derivative financial instruments	6	—	—	—	41	39	7,047
Liability for acceptances	—	—	—	—	—	—	13,449
Income tax liabilities	(20)	—	—	(9)	25	29	1,826
Payables and other liabilities	(131)	—	—	(1)	(128)	110	7,490
Provisions	—	—	—	16	16	16	930
Bonds and notes	—	—	—	—	(7)	(7)	39,066
Loan capital	—	1,000	—	—	1,065	1,065	10,202
Total liabilities	(145)	1,000	—	6	942	5,811	282,289
Net assets	(54)	(993)	(138)	(20)	(1,289)	(1,239)	18,249
Equity
Ordinary share capital	—	—	—	—	—	(21)	8,053
Preference share capital	—	(987)	—	—	(987)	(987)	871
Reserves
Foreign currency translation reserve	—	—	—	—	(23)	(241)	(466)
Asset revaluation reserve	—	—	—	—	—	(31)	—
Share options reserve	—	—	—	—	—	67	67
Cashflow hedging reserve	—	—	—	—	162	162	162
Available-for-sale reserve	(17)	—	8	—	(10)	(10)	(10)
Other reserves	—	—	—	—	—	—	330
Total reserves	(17)	—	8	—	129	(53)	83
Retained earnings	(37)	(6)	(146)	(20)	(431)	(203)	9,190
Actuarial gain on defined benefit plans	—	—	—	—	—	25	25
Total retained earnings	(37)	(6)	(146)	(20)	(431)	(178)	9,215
Share capital and reserves attributable to shareholders of the Company	(54)	(993)	(138)	(20)	(1,289)	(1,239)	18,222
Minority interests	—	—	—	—	—	—	27
Total equity	(54)	(993)	(138)	(20)	(1,289)	(1,239)	18,249

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

		Effect of transition to AIFRS
			Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
					Derivative
		30 September			accounting
		2005 AIFRS	Credit loss	Fee	including
		adjustments	provisioning	revenue	hedging
The Company	AGAAP(1)	From Table 3	note (a)	note (b)	note (c)
	$m	$m	$m	$m	$m
Assets
Liquid assets	7,191	—	—	—	—
Due from other financial institutions	3,452	—	—	—	—
Trading securities	5,309	—	—	—	—
Derivative financial instruments	6,047	(20)	—	—	(11)
Available-for-sale assets	—	—	—	—	—
Investment securities	5,407	(106)	—	—	—
Net loans and advances	153,461	(100)	234	(283)	(42)
Customer’s liability for acceptances	13,449	—	—	—	—
Due from controlled entities	8,309	316	—	—	1
Regulatory deposits	113	—	—	—	—
Shares in controlled entities and associates	12,551	(461)	—	—	—
Deferred tax assets	754	52	(71)	87	23
Goodwill and other intangible assets	66	356	—	—	—
Other assets	2,832	1	—	—	—
Premises and equipment	849	(354)	—	—	—
Total assets	219,790	(316)	163	(196)	(29)
Liabilities
Due to other financial institutions	9,029	—	—	—	—
Deposits and other borrowings	113,089	—	—	—	—
Derivative financial instruments	6,324	(2)	—	—	56
Liability for acceptances	13,449	—	—	—	—
Due to controlled entities	11,600	94	—	—	—
Income tax liabilities	1,487	5	—	—	(27)
Payables and other liabilities	5,247	225	—	—	—
Provisions	650	—	—	—	—
Bonds and notes	32,739	—	—	—	(7)
Loan capital	8,452	—	—	—	69
Total liabilities	202,066	322	—	—	91
Net assets	17,724	(638)	163	(196)	(120)
Equity
Ordinary share capital	8,074	(21)	—	—	—
Preference share capital	1,858	—	—	—	—
Reserves
Foreign currency translation reserve	20	(233)	—	—	—
Asset revaluation reserve	415	(415)	—	—	—
Share options reserve	—	67	—	—	—
Cashflow hedging reserve	—	—	—	—	11
Available-for-sale reserve	—	—	—	—	—
Other reserves	11	—	—	—	—
Total reserves	446	(581)	—	—	11
Retained earnings	7,346	(59)	163	(196)	(131)
Actuarial gain on defined benefit plans	—	23	—	—	—
Total retained earnings	7,346	(36)	163	(196)	(131)
Total equity	17,724	(638)	163	(196)	(120)

(1)

Reported financial position as at 30 September 2005. Derivative financial assets of $3.2 billion have been reclassified from other assets and derivative financial liabilities of $3.5 billion have been reclassified from payables and other liabilities, to the new AIFRS balance sheet line items of derivative financial assets and derivative liabilities respectively. In addition derivative financial assets and liabilities not intended to be settled on a net basis have been grossed up by $2.8 billion compared to the 30 September 2005 reported previous AGAAP Balance Sheet to enhance comparability.

(2)	Includes goodwill adjustments (note(i)).

Reconciliation tables (continued)

References are to the notes on pages 90 to 93.

	Effect of transition to AIFRS
	Effect of transition on adoption of AASB 4, AASB 132 and AASB 139
	Financial
	instruments	Reclassification
	remeasurement	of StEPS			Total AIFRS
The Company	note (d)	note (e)	Other(2)	Total	adjustments	AIFRS
	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	—	—	—	—	—	7,191
Due from other financial institutions	—	—	—	—	—	3,452
Trading securities	(112)	—	—	(112)	(112)	5,197
Derivative financial instruments	(38)	—	—	(49)	(69)	5,978
Available-for-sale assets	6,434	—	—	6,434	6,434	6,434
Investment securities	(5,301)	—	—	(5,301)	(5,407)	—
Net loans and advances	(951)	—	—	(1,042)	(1,142)	152,319
Customer’s liability for acceptances	—	—	—	—	—	13,449
Due from controlled entities	—	—	—	1	317	8,626
Regulatory deposits	—	—	—	—	—	113
Shares in controlled entities and associates	—		—	—	(461)	12,090
Deferred tax assets	5	(4)	1	41	93	847
Goodwill and other intangible assets	—	—	(15)	(15)	341	407
Other assets	41	11	(2)	50	51	2,883
Premises and equipment	—	—	—	—	(354)	495
Total assets	78	7	(16)	7	(309)	219,481
Liabilities
Due to other financial institutions	—	—	—	—	—	9,029
Deposits and other borrowings	—	—	—	—	—	113,089
Derivative financial instruments	5	—	—	61	59	6,383
Liability for acceptances	—	—	—	—	—	13,449
Due to controlled entities	—	—	—	—	94	11,694
Income tax liabilities	(13)	—	(9)	(49)	(44)	1,443
Payables and other liabilities	129	—	(23)	106	331	5,578
Provisions	—	—	15	15	15	665
Bonds and notes	—	—	—	(7)	(7)	32,732
Loan capital	—	1,000	—	1,069	1,069	9,521
Total liabilities	121	1,000	(17)	1,195	1,517	203,583
Net assets	(43)	(993)	1	(1,188)	(1,826)	15,898
Equity
Ordinary share capital	—	—	—	—	(21)	8,053
Preference share capital	—	(987)	—	(987)	(987)	871
Reserves
Foreign currency translation reserve	—	—	—	—	(233)	(213)
Asset revaluation reserve	—	—	—	—	(415)	—
Share options reserve	—	—	—	—	67	67
Cashflow hedging reserve	—	—	—	11	11	11
Available-for-sale reserve	(11)	—	—	(11)	(11)	(11)
Other reserves	—	—	—	—	—	11
Total reserves	(11)	—	—	—	(581)	(135)
Retained earnings	(32)	(6)	1	(201)	(260)	7,086
Actuarial gain on defined benefit plans	—	—	—	—	23	23
Total retained earnings	(32)	(6)	1	(201)	(237)	7,109
Total equity	(43)	(993)	1	(1,188)	(1,826)	15,898

52: Events Since The End Of The Financial Year

On September 1, 2006, the Group announced that it had agreed to sell Esanda Fleetpartners in Australia and New Zealand to Nikko Principal Investments Australia, the Australian private equity arm of Nikko Cordial Corporation for approximately $380 million. The profit after tax on sale is anticipated to be approximately $130 million, subject to finalisation of completion accounts. This sale was completed during October 2006. Esanda Fleetpartners contributed approximately $20 million to the Group’s net profit after tax for the year ended September 30, 2006.

On November 21, 2006, ANZ announced that it acquired 19.9% interest in Shanghai Rural Commercial Bank for US $252 million.

On November 30, 2006 ANZ signed a conditional Heads of Agreements regarding a $833 million acquisition of 24.9% interest in Malaysia’s AMMB Holdings Berhad.

On December 5, 2006, ANZ’s Board of Directors voted to extend the contract of the current CEO, John McFarlane, through to the end of fiscal year 2007.

There have been no other significant events from September 30, 2006 to the date of this report.

53: US GAAP Reconciliation

The consolidated financial statements of the Group are prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS), which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

As discussed in Note 1, the Group revised its accounting policies on 1 October 2005 to enable the preparation of financial statements that comply with AIFRS. An explanation of how the transition from previous Australian GAAP to AIFRS has impacted the Group’s reported balance sheet, income statement and cash flow is set out in Note 51.

The AIFRS accounting policies have been consistently applied by all consolidated entities and to all periods presented in the consolidated financial report and the opening AIFRS balance sheet as at 1 October 2004, except for those policies relating to Standards for which comparatives are not restated, as permitted under the first time adoption transitional provisions. These Standards are AASB 132: “Financial Instruments: Presentation and Disclosure”, AASB 139: “Financial Instruments: Recognition and Measurement”, and AASB 4: “Insurance Contracts”. Accordingly, comparative information with respect to financial instruments and insurance contracts for local reporting is prepared under the Group’s previous accounting policies.

The following tables reconcile AIFRS profit, equity and gross assets to US GAAP net income, equity and gross assets.

	Note	2006	2005
		$m	$m
Reconciliation of AIFRS to US GAAP
Profit reported under AIFRS		3,688	3,175
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately)
Adjustment to intangibles	(ii)	(38)	—
Pension expense adjustment and deficit amortisation	(v)	(6)	(19)
Provision for credit impairment	(vii)	(6)	264
Deconsolidation of special purpose entities	(viii)	(1)	—
Mark to market of non compliant hedges	(x)	211	(95)
Effective yield adjustment	(xi)	(21)	(10)
Adjustment on entering joint venture	(xii)	—	(19)
Guarantee revenue	(xiii)	(2)	(5)
Employee share issues and options	(xiv)	(8)	39
Interest on reclassified preference shares and amortisation of costs	(xv)	—	(68)
Deconsolidation of trust preferred structure	(xvi)	(28)	66
Amortisation of core deposit intangible	(xviii)	(93)	(125)
Life insurance and funds management business	(xix)	(37)	(7)
Other adjustments	(xxii)	3	13
Total tax impact of the above adjustments (refer below)		(5)	(36)
Net income according to US GAAP		3,657	3,173
Earnings per share (cents according to US GAAP)
Basic		200	174
Diluted		195	170
Adjustments to determine other comprehensive income according to US GAAP
Net income according to US GAAP
Pension plan deficit and deficit amortisation net of tax		3,657	3,173
(Tax is; Sep 2006: $3m; Sep 2005: -$5m)	(v)	1	(12)
Realised profit (loss) on sale of available for sale securities net of tax:
(Tax is; Sep 2006: -$3m; Sep 2005: -$3m)	(vi)	(8)	(7)
Unrealised profit (loss) on available for sale securities net of tax:
(Tax is; Sep 2006: -$1 m; Sep 2005: $1m)	(vi)	(3)	2
Currency translation adjustments, net of net investment hedges after tax:
(Tax is; Sep 2006: $3m; Sep 2005: $32m)	(ix)	(264)	(443)
Mark to market of cash flow hedges net of tax:
(Tax is; Sep 2006: -$1 m; Sep 2005: $9m)	(x)	3	20
Total comprehensive income according to US GAAP		3,386	2,733

	Note	2006	2005
		$m	$m
Total tax (expense)/benefit of the above adjustments to net income comprises
Employee share issues and options		—	(15)
Pension expense adjustment and deficit amortisation		2	6
Effective yield adjustment		7	3
Provision for credit impairment		7	(97)
Amortisation of core deposit intangible		31	41
Mark to market of non-compliant hedges		(67)	30
Guarantee revenue		1	1
Deconsolidation of trust preferred structure		—	(25)
Adjustment to intangibles		11	—
Life insurance and funds management business		2	2
Other adjustments		1	18
Total tax impact		(5)	(36)
Shareholders’ equity reported under AIFRS(1)		19,872	19,511
Adjustment to accumulated depreciation on buildings revalued	(i)	56	54
Elimination of revaluation increment	(i)	(189)	(193)
Accumulated amortisation of goodwill	(ii)	(263)	(263)
Restoration of previously deducted goodwill	(ii)	695	695
Adjustment to intangibles	(ii)	(17)	7
Acquisition cost of NBNZ purchase adjustment	(ii)	(37)	(37)
Deferred profit on sale and leaseback transactions	(iii)	(13)	(18)
Pension expense adjustment	(v)	153	79
Unrealised (profit) loss on available for sale securities	(vi)	(14)	3
Provision for credit impairment	(vii)	(12)	264
Deconsolidation of special purpose entities	(viii)	1	2
Adjustment to reserves	(ix)	—	19
Mark to market of non compliant hedges	(x)	79	10
Effective yield adjustment	(xi)	381	(6)
Adjustment on entering joint venture	(xii)	(237)	(237)
Guarantee revenue	(xiii)	(30)	(28)
Employee share issues and options	(xiv)	31	38
Reclassification of preference shares	(xv)	—	(992)
Deconsolidation of trust preferred structure	(xvi)	(830)	(787)
Leasing	(xvii)	48	—
Accumulated amortisation of core deposit intangible	(xviii)	(218)	(125)
Life insurance and funds management business	(xix)	97	(14)
Other adjustments	(xxii)	6	12
Total tax impact of the above adjustments (refer below)		(147)	(114)
Shareholders’ equity according to US GAAP(1)		19,412	17,880
Total tax (expense)/benefit of the above adjustments comprises
Deferred profit on sale and leaseback transactions		4	6
Pension expense and deficit amortisation adjustment		(46)	(24)
Effective yield adjustment		(114)	2
Provision for credit impairment		4	(97)
Accumulated amortisation of core deposit intangible		72	41
Mark to market of non compliant hedges		(24)	(3)
Deconsolidation of trust preferred structure		(25)	(25)
Deconsolidation of special purpose entities		—	1
Adjustment to intangibles		5	(2)
Unrealised (profit) loss on available for sale securities		4	(1)
Leasing		(18)	—
Guarantee revenue		9	8
Employee share issues and options		(16)	(15)
Other adjustments		(2)	(5)
Total tax impact		(147)	(114)

(1)   Excludes minority interest

	Note	2006	2005
		$m	$m
Total assets reported under AIFRS		335,771	300,885
Adjustment to accumulated depreciation on buildings revalued	(i)	56	54
Elimination of revaluation increment	(i)	(189)	(190)
Accumulated amortisation of goodwill	(ii)	(263)	(263)
Restoration of previously deducted goodwill	(ii)	695	695
Adjustment to intangibles	(ii)	(17)	1
NBNZ goodwill due to acquisition cost adjustment	(ii)	(37)	(37)
Reclassification of deferred tax assets against deferred tax liabilities	(iv)	(709)	(635)
Deferred tax assets	(iv)	—	16
Prepaid pension adjustment	(v)	45	(3)
Unrealised (profit) loss on available for sale securities	(vi)	(14)	3
Provision for credit impairment	(vii)	(12)	264
Deconsolidation of special purpose entities	(viii)	(913)	(1,403)
Mark to market of non compliant hedges	(x)	80	63
Effective yield adjustment	(xi)	377	(9)
Adjustment on entering joint venture	(xii)	(237)	(237)
Guarantee receivable	(xiii)	4	4
Employee share issues and options	(xiv)	(5)	(5)
Issue costs for hybrid instruments	(xv)	—	8
Deconsolidation of trust preferred structure	(xvi)	3	4
Leasing	(xvii)	51	—
Accumulated amortisation of core deposit intangible	(xviii)	(218)	(125)
Adjustment to goodwill on recognition of deferred tax liability	(xviii)	104	104
Life insurance and funds management business	(xix)	97	(14)
Other adjustments	(xxii)	(41)	3
Total assets according to US GAAP		334,628	299,183
US GAAP Equity Adjustments
Statement of changes in US GAAP equity attributable to equity holders
Balance as at beginning of the year		17,880	16,917
Increase in share capital		218	68
Currency translation adjustments (net of hedging gains/losses)		(264)	(443)
Net income		3,657	3,173
Dividends provided for or paid under US GAAP		(2,068)	(1,877)
Pension plan deficit		1	(12)
Employee share issues		(4)	39
Available for sale securities		(11)	(5)
Hedging		3	20
Balance as at year end		19,412	17,880

We have outlined in the following notes the significant differences between AIFRS and US GAAP. A more detailed discussion of AIFRS policies is contained in Note 1 and the impacts of transition to AIFRS in Note 51.

Consequent to the transition to AIFRS, the Group has reviewed in detail its US GAAP reporting. This review identified several interpretational differences in the Group’s application of US GAAP. These differences impact the current and prior years. In accordance with APB 20 “Accounting Changes” and SEC Staff Accounting Bulletin No. 99 “Materiality”, these have been adjusted for in the US GAAP reconciliation in the current year, 2006, as they are not material, individually or in aggregate. These adjustments aggregated to a $9 million increase in net income in the year to 30 September 2006 and principally relate to life insurance and funds management, hedging, intangibles and financial instruments.

As a result of review, the Group has enhanced its US GAAP reporting resources and processes.

i) Premises and equipment

In the past the Group at various times has revalued properties, increasing the book value of these assets as permitted under previous Australian GAAP. Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments. Under AIFRS, the Group holds its properties at a deemed cost value. At the date of transition to AIFRS, the Group elected to transfer the asset revaluation reserve to retained earnings

Under US GAAP, revaluation of properties is not permitted except for decrements, which are recorded in the Income Statement. Subsequent recoveries are not permitted to be recognised in the Income Statement.

For local reporting, the impact of previous revaluation increments is that depreciation charges are higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

ii) Goodwill and intangibles

The requirements of AIFRS and US GAAP are the same with respect to goodwill. Under AIFRS, the past practice stipulated by previous Australian GAAP of systematically amortising goodwill over the expected period of benefit ceased and was replaced by annual impairment testing (or more frequently if events or circumstances indicate that goodwill might be impaired).

Prior to 1 October 2002, under US GAAP goodwill was capitalised and amortised over the period of time during which the benefits were expected to arise. Post this date, a review for impairment applies rather than systematic goodwill amortisation. Until 1 October 2002, adjustments were made in the US GAAP reconciliation to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits.

During the period, a reclassification between goodwill and finite life intangible assets was identified. As a result of this, a cumulative prior period adjustment (total impact after tax is $(19) million) has been made in the Income Statement in the current period to reflect prior period amortisation that would have been booked had the classification applied from aquisition. In addition, the Group has reassessed the useful life of a component of this intangible asset from 10 years to 4 years.

Note 38 of the Financial Report includes a breakdown of goodwill and intangibles by cash-generating unit.

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management reporting purposes. ANZ’s goodwill balance largely comprises the goodwill purchased on acquisition of NBNZ Holdings Limited in December 2003.

The cash-generating unit to which goodwill relating to the Group is allocated, is the NZ Geographic segment which represents ANZ National Bank Limited Group (CGU(NZ)).

The amount of goodwill relating to the acquisition of NBNZ under US GAAP is not the same as that recognised under AIFRS, as the cost of the hedges of the acquisition price are not considered part of the acquisition price under US GAAP (impact is a $37 million (2005: $37 million) decrease to the Group’s goodwill, all of which is allocated to CGU(NZ)).

The principal intangibles recognised by ANZ relate to software capitalisation and the intangible was reclassified in the current period. These assets have been disclosed by cash-generating unit in Note 38 of the Financial Report.

In addition to this, for US GAAP purposes only, a core deposit intangible of $98 million (2005: $191 million) has been recognised in relation to the acquisition of NBNZ (refer Note xviii). This asset, in its entirety, is allocated to CGU(NZ).

iii) Sale-leaseback transactions

Under AIFRS, gains on disposal under sale-leaseback transactions for operating leases can be recognised in the period of sale.

Under US GAAP, the gain is amortised over the lease term (typically this is between 5 and 10 years). This difference in treatment has been adjusted in the US GAAP reconciliation.

iv) Income taxes

There are only subtle differences between the general principles of FAS 109: “Accounting for Income Taxes” and AASB 112: “Income Taxes”. However, as the Group makes adjustments to profit as part of the US GAAP reconciliation, an adjustment must also be made to taxation expense and may result in additional recognition of deferred tax balances. The tax impact of the adjustments are disclosed separately in the US GAAP reconcilliation.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to AIFRS has been adjusted for in the US GAAP reconciliation.

The Group implemented tax consolidation during 2004. The amounts due to and receivable, from Group entities are as follows:

	2006	2005
	$’000	$’000
Amounts due
from group entities	—	188
Amounts due
to group entities	119	274

An additional adjustment of $2 million has been made in the Income Statement in the current period to reflect the cumulative impact of deferred tax assets not previously booked.

v) Pension commitments

Under previous Australian GAAP, the Group accounted for the defined benefit superannuation schemes on a cash basis and did not recognise an asset or liability for the net position.

On adoption of AIFRS, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes are recognised on the Balance Sheet, which is similar with the requirements of US GAAP.

The Group elected to apply the option available under AIFRS to recognise actuarial gains and losses in the Balance Sheet (i.e. the “direct to retained earnings” approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the Income Statement.

Recognition of an additional minimum liability is required under US GAAP where the accumulated benefit obligation exceeds the fair value of plan assets and an asset has been recognised as prepaid pension cost or the liability already recognised as unfunded accrued pension cost, is less than the unfunded accumulated benefit obligation. This requirement differs to AIFRS.

An additional liability is recognised for US GAAP in relation to the Group’s UK Pension plan of $195 million ($136 million after tax) (2005: $156 million ($109 million after tax) and is based on an Actuarial Valuation as at 30 June 2006. This liability is booked to the Income Statement over a period of 15 years.

During the current period, the other comprehensive income impact of the NZ defined benefit scheme was reviewed. An adjustment was identified as part of this review and has been booked through other comprehensive income in the current period (impact after tax is $20 million).

vi) Available-for-sale securities

US GAAP requires that investments not classified as trading securities or as held to maturity securities shall be classified as available-for-sale securities and be recorded at fair value in accordance with SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’.

Under AIFRS, as at 1 October 2005 certain financial assets of the Group previously carried at amortised cost were reclassified as available-for-sale assets, resulting in measurement at fair value with movements being taken to an available-for-sale equity reserve. Included in the available-for-sale classification at this time were loans.

While AIFRS and US GAAP are broadly consistent with respect to the available-for-sale classification, loans and unquoted equity securities cannot be treated as available-for-sale under US GAAP and accordingly an adjustment has been made in the US GAAP reconciliation.

During the current period, it was identified that certain equity securities had not been appropriately booked as available-for-sale for US GAAP purposes (total impact after tax is $(25) million). This adjustment was booked on transition to AIFRS to opening retained earnings. For US GAAP purposes, this has been booked through other comprehensive income in the current period.

vii) Accounting for the impairment of loans

Under US GAAP, the value of an impaired loan is required to be measured as the present value of future cash flows discounted at the loan’s effective interest rate in accordance with SFAS 14 ‘Accounting by Creditors for Impairment of a Loan’. A loss is only accrued when it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated in accordance with SFAS 5 ‘Accounting for Contingencies’.

As at 1 October 2005 the Group adopted AASB 139 as the basis for accounting for the impairment of loans. AASB 139 is consistent with the requirements of SFAS 5 and SFAS 114 and requires that there be objective evidence of impairment, resulting from an identified loss event, which has an impact on the present value of estimated future cash flows of a financial asset or a group of financial assets. Impairment is assessed individually for financial assets that are individually significant (or on a portfolio basis for small value loans) and then on a collective basis for those loans not individually known to be impaired.

On adoption of AIFRS, the Group refined its previous method for accounting for the impairment of loans resulting in a reduction in the collective provision for credit impairment. An estimate of this reduction was included in the 2005 US GAAP reconciliation. Over the period subsequent to the finalization of the US Form 20-F in December 2005, the Group continued to work on the transition to AIFRS. Along with other AIFRS matters, the Group completed and presented its analysis of the provision for credit impairment methodology in the March 2006 interim financial statements.

This reflected a reduction in the collective provision for credit impairment of $288 million (before tax) which is largely attributable to:

•                                           the application of a defined emergence period for all incurred losses assessed on a collective basis. Under previous Australian GAAP incurred losses were estimated by calculating an average annual loss over the economic cycle for the remaining term of the loan or portfolio of loans. The Group considers that the emergence period results in a more accurate estimate of incurred losses; and

•                                           the adoption of behavioural scoring, product application scores and flow rate analysis to assign probabilities of default and loss given default to customer accounts based on observed customer behaviours. Under previous Australian GAAP, the provision for credit impairment in the credit card portfolio was based on a lagged loss approach.

Further information in respect of the Group’s provision for credit impairment methodology under AIFRS and the associated assumptions is provided in the Critical Accounting Policies section.

The changes made to the provision for credit impairment on adoption of AIFRS have been reflected as a change in accounting estimate in 2005 and 2006 when preparing our US GAAP reconciliation. US GAAP is consistent with AIFRS in accounting for the impairment of loans with the exception of the discounting of cash flows. Discounting is not applied to smaller-balance homogenous loans that are collectively evaluated for impairment for US GAAP purposes. We have further treated this adjustment as a change of estimate in preparing the US GAAP reconciliation, taking the impact to net income (impact after tax is ($8) million).

viii) Accounting for transfers and servicing of financial assets and extinguishments of liabilities and variable interest entities

For AIFRS purposes, the Group consolidates its subsidiaries where it is determined that there is a capacity to control or the Group holds the majority of risks and benefits.

Securitised assets are derecognised when the right to receive cash flows has expired or the risks and rewards of ownership are transferred substantially.

SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities.

The Group retains servicing and (for some loans) custodian responsibilities for sold loans. These interests have been included in the Group’s US GAAP reconciliation.

In the year ended 30 September 2004, the Group first applied the provisions of FASB Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46R”). The Group is required to consolidate those Variable Interest Entities for which the Group is the primary beneficiary.

FIN 46R does not require the consolidation of Kingfisher Trust 2001-1G and Kingfisher Trust 2004-1G. This outcome differs from AIFRS and has been adjusted in the US GAAP reconciliation.

The current period net income includes a cumulative prior period adjustment of $(6) million after tax to reflect the profit impact of certain special purpose vehicles.

ix) Comprehensive income

SFAS 130 ‘Reporting Comprehensive Income’ establishes standards for reporting and display of comprehensive income and its components.

Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders. The total other comprehensive income balance is as follows (all amounts are post-tax):

	2006	2005
	$m	$m
Foreign currency translation reserve	(488)	(224)
Mark to market of cash flow hedge	—	(3)
Unrealised profit (loss) on available for sale securities	(8)	2
Pension plan deficit	(118)	(119)
Total other comprehensive income	(614)	(344)

On transition to AIFRS, an adjustment to the foreign currency translation reserve was identified for local reporting purposes (impact after tax is $(19) million). This adjustment was booked on transition to AIFRS to opening retained earnings. For US GAAP purposes, this has been booked through other comprehensive income in the current period.

x) Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ and SFAS 49 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ in its US GAAP reconciliation from 1 October 2000.

Consistent with AIFRS, SFAS 133 requires all derivatives to be recognised on balance sheet at fair value. Movements in the fair value of derivatives are taken to the income statement, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or net investment hedges. If specific criteria are met derivatives can be designated as hedges.

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

Consistent with AIFRS, under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the Income Statement, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. Any ineffectiveness is recognised in the Income Statement.

US GAAP includes the concept of the shortcut method of assessing effectiveness. Under the shortcut method, an entity may assume that there is no ineffectiveness in a hedging relationship of interest rate risk involving a recognised interest-bearing asset or liability and an interest rate swap if certain stringent conditions are met. This method is not permitted under AIFRS.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to accumulated other comprehensive income. Any ineffectiveness is recognised in the US GAAP statement of net income immediately. Amounts are subsequently reclassified out of accumulated other comprehensive income into earnings as the hedged transaction impacts earnings or the forecasted transactions become probable not to occur.

There are no compliant cash flow hedges for US GAAP purposes subsequent to 30 September 2005. In accordance with FAS 133, the ineffectiveness on compliant hedges has been booked to the income statement. This amount is not material to the Group.

A cumulative adjustment of $60 million after tax has been made in the current period to the Income Statement reflecting:

•                                           the fair value of certain economic hedge relationships that do not meet the criteria for short cut hedge accounting under SFAS 133 and valuation differences. These adjustments were identified as part of a review of our application of the short cut hedge accounting methodology; and

•                                           the fair value of certain economic hedge relationships that do not meet the criteria for hedge accounting under SFAS 133 or AIFRS. These adjustments were identified as part of the Group’s AIFRS transition and typically relate to structured products that have not previously been adjusted for US GAAP purposes. For AIFRS purposes, these adjustments were booked to opening retained earnings on transition.

These adjustable differences are considered to be immaterial in isolation and in aggregate.

xi) Effective yield adjustment

Under AIFRS, internal loan origination costs, other than loan commissions, cannot be deferred as an adjustment to yield unless they represent direct and incremental costs.

Under US GAAP, certain direct costs and non-refundable loan fees are deferred and recognised over the period of the related loan or facility.

US GAAP also requires deferral of up front loan origination fees. Whilst this requirement is similar but different to AIFRS, an adjustment has been made to defer additional upfront fees for US GAAP purposes as the application of US GAAP differs to AIFRS.

xii) Gain and non-capitalisable costs recognised on entering joint ventures

In accordance with previous Australian GAAP the Group recognised profits (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP, the gains may not be recognised as they occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

This has been adjusted for in the US GAAP reconciliation.

The Group elected not to restate on transition to AIFRS those business combinations that took place prior to transition date.

xiii) Guarantees

The Group accounts for guarantee arrangements in which it is the guarantor by applying the guidance in FIN 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantors, including Indirect Guarantees of Indebtedness of Others’ (FIN 45). FIN 45 applies to all guarantees issued or modified after 31 December 2002 and requires that a guarantor recognise a liability equal to the fair value of the obligation undertaken at inception of the arrangement. The fair value of the obligation in issuing the guarantee at inception is typically equal to the net present value of the future amount of the premium receivable under the contract.

ANZ provides a variety of guarantees and indemnities to customers to enhance their credit standing or allow them to complete various business transactions. The Group considers the following off-balance sheet non-derivative arrangements to be guarantees under FIN 45: Standby letters of credit; Guarantees; Bill endorsements; Documentary letters of credit; and Performance related contingencies. The fair value of the estimated liability related to guarantees for the aforementioned instruments at 30 September 2006 has been adjusted in the US GAAP reconciliation.

Standby letters of credit generally include guarantees of payments for loans, credit facilities, promissory notes and trade acceptances and are generally issued in connection with agreements made by customers with counterparties. Documentary letters of credit are an undertaking by the bank to guarantee payment to a beneficiary provided documents are presented in strict compliance with the terms and conditions of the documentary credit. Performance guarantees are issued to guarantee completion of projects in accordance with contract terms. They can be issued to support a customer’s obligation to supply specified products, commodities or maintenance or warranty services to a third party. ANZ as guarantor becomes obligated to perform under the guarantee when a counterparty does not fulfil its obligations under an associated contract. The majority of these contracts are short term.

Typically for AIFRS, if these facilities have a tenure of less than 12 months, the fee received is recognised upfront. In these situations, an adjustment is made in the US GAAP reconciliation.

Details of the maximum potential amount of future payments can be found at note 45. The amounts detailed in note 45 represent the notional amounts that could be lost under the guarantees and indemnifications if there was a total default by the guaranteed parties, without consideration of possible recoveries.

xiv) Accounting for stock — compensation plans

Under previous Australian GAAP, the Group recognised an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements. The deferred shares vest over one to three years and may be forfeited under certain conditions. The Group did not recognise an expense for options issued to staff or for shares issued under the $1,000 employee share plan. On adoption of AIFRS, the Group recognises an expense for all share based remuneration, including deferred shares and options, over the relevant vesting period.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) Share-Based Payment. This Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and closely aligns US GAAP with AIFRS. That cost is recognised over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). FAS 123R eliminates the alternative use of the intrinsic value method of accounting that was previously applied by the Group. This revision applies to all share and option issues not vested as at 1 October 2005. The Group has applied the modified prospective approach to transition as permitted under FAS 123R.

The following amounts were booked as a compensation expense during the year in relation to stock based compensation:

	2006	2005
	$m	$m
Gross	84	58
After tax(1)	65	41

(1)          The tax deduction for the deferred share and the $1,000 share plan occurs at the time that shares are issued.

The tax effect is recognised under AIFRS and therefore no adjustment is made in the US GAAP reconciliation.

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123R, the following profit after income tax and earnings per share would have resulted.

The fair value of the options has been calculated using a modified Black-Scholes option pricing model. The fair value is calculated as at the grant date and the value amortised on a straight-line basis over the vesting period. An adjustment is made for APB 25 purposes in the US GAAP reconciliation in 2005 for $63 million.

Prior to October 1, 2005 the Group accounted for share based payments under APB 25. The following table sets out the impact to net income in 2005 had the Group applied SFAS 123R.

2005
$m
Net income according to US GAAP	3,173
Intrinsic method adjustment	42
Fair value adjustment (SFAS 123R)	(10)
Adjusted Pro Forma net income according to US GAAP	3,205

	2005 As Reported	2005 Pro Forma
Basic earnings per share (cents)*	174	176
Diluted earnings per share (cents)*	170	172

*                 Rounded to nearest whole cent and restated for rights issue

Details of the share-based compensation plans are included in note 47.

xv) Classification of financial instruments with characteristics of both liability and equity

Under previous Australian GAAP, ANZ Stapled Exchangeable Preferred Securities (known as ANZ StEPS) were classified as equity instruments as they were not considered to be mandatorily convertible to ordinary shares and did not meet the classification requirements of a financial liability upon issue.

Under US GAAP, StEPS are considered to be a hybrid security which have predominant characteristics of the stapled note liability. Accordingly, they are accounted for as a liability until such time as the note and the preference shares are unbundled and the investor holds preference shares. Issue costs are amortised on a straight line basis over 5 years.

On transition to AIFRS, StEPS have been reclassified as debt instruments and are no longer a reconciling item between AIFRS and US GAAP from 1 October 2005.

xvi) Deconsolidation of trust preferred structure (under FIN46R)

The Group has applied the principles of FIN46R to its trust preferred structures. The impact of application has been to deconsolidate the following trusts:

Instrument	Trust
US Trust Securities	ANZ Capital Trust I ANZ Capital Trust II
Euro Trust Securities	ANZ Capital Trust III

The consequence of not consolidating ANZ Capital Trust III is that the trust securities are considered to be debt for US GAAP purposes. This has resulted in the following impact on the US GAAP reconciliation:

•                                          Distributions are now classified as interest

•                                          Issue costs are amortised over a five year period

•                                           Euro trust securities have been classified as debt and have been revalued to Australian dollars at the year-end spot rate. From 1 October 2005, the Group has hedged this foreign currency exposure for US GAAP purposes.

The US Trust securities are considered to be debt for AIFRS purposes. Therefore, the impact of deconsolidation under FIN46R is to reclassify the US Trust securities from loan capital to deposits and other borrowings. Issue costs continue to be amortised on a straight line basis over 5 years.

xvii) Leasing

US GAAP requires the Group to record its investment in a leveraged lease as follows:

•              Rentals receivable, net of that portion of the rental applicable to principal and interest on the non-recourse debt.

•              A receivable for the amount of investment tax credit to be realised on the transaction.

•              The estimated residual value of the leased asset.

•              Unearned and deferred income.

Typically under US GAAP, the lessor’s net investment in a leveraged lease declines during the early years once the investment is completed and rises during the later years of the lease.

Under AIFRS, a leveraged lease is considered to be a finance lease. As a result, income is recognised on a constant periodic rate of return on net investment.

xviii) Core deposit intangible

On 1 December 2003, the Company acquired 100% of the issued share capital of NBNZ Holdings Ltd and its controlled entities.

In this acquisition ANZ acquired what would be termed long term customer relationship intangible assets. An asset is required to be booked at fair value on acquisition for long term customer relationship intangible assets which meet the criteria identified in SFAS 141.

Appendix A to SFAS 141 provides guidance on how to apply the recognition criteria to such assets. SFAS 141 allows for a period not exceeding one year to allocate fair values to identifiable assets and liabilities acquired in an acquisition. During the 2005 financial year ANZ recognised a core deposit intangible separately from goodwill in relation to this acquisition for US GAAP purposes.

This asset is not recognised for AIFRS purposes as the Group elected not to restate on transition to AIFRS those business combinations that took place prior to transition date. This intangible asset is equal to $316 million before tax ($212 million after tax) and is to be amortised on a non linear basis over a period of approximately 4 years. The written down value of the asset as at 30 September 2006 is equal to $98 million (accumulated amortisation to date is equal to $218 million).

	2006	2005
	$m	$m
Core deposit intangible—at cost	316	316
Accumulated amortisation	(218)	(125)
Total core deposit intangible	98	191

A deferred tax liability of $32 million in relation to the core deposit intangible has been recognised. This is in accordance with SFAS 109 ‘Accounting for Income Tax’.

xix) Life insurance and funds management

For US GAAP, contracts are distinguished between “long duration contracts” and “investment” contracts. This characterisation drives the accounting. US GAAP does not permit any loss reversals to be recognised upfront for long duration investment contracts, resulting in an adjusting difference to AIFRS.

Under AIFRS, acquisition costs are usually recognised as expenses in the reporting period in which they are incurred. This is generally offset by identifying a portion of the planned margins included in life insurance liabilities as relating to the recovery of acquisition costs.

Under US GAAP, the deferred acquisition cost balance for a long duration contract reflects expenses that vary with and are primarily related to the acquisition of new and renewal insurance contracts, and amortised in line with premiums. For an investment contract, a gross-up of initial commissions and up-front fees is required by establishing a deferred income reserve and running off in-line with the deferred acquisition cost asset.

As part of the Group’s AIFRS transition work, certain adjustments in relation to the prior period treatment of leases held by the life insurance joint venture and the amortisation of finite life intangible assets were reviewed. This review identified adjustable differences that were immaterial in isolation and in aggregate. These were booked to the opening balance sheet on transition to AIFRS (impact after tax is $(28) million). For US GAAP purposes, the cumulative prior period impact has been adjusted in the statement of net income in the current period.

xx) Accounting for the impairment of long lived assets and for long lived assets to be disposed of

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

xxi) Provisions

The recognition requirements for restructuring provisions under AIFRS and US GAAP are similar and as such no adjustment has been made in the reconciliation.

Restructuring expenses of $51 million were recognised in 2006 compared to $52 million in 2005. The main component of the 2006 restructuring expense relates to transformation activities throughout the Group. The total restructuring provision as at 30 September is distributed as follows:

	2006	2005
	$m	$m
One time termination and staff benefits	72	68
Excess premises	2	6
Other contract termination and associated costs	—	3
Total	74	77

All restructuring costs are expensed and recorded as operating expenses in the most appropriate category, for example, termination benefits are recorded in personnel and surplus premises are recorded in premises, with the remainder recorded in other.

xxii) Other

Other includes the effect of certain other differences between AIFRS and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity, net income or total assets for the period.

xxiii) Earnings per share

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is broadly similar to AIFRS.

In calculating EPS in accordance with SFAS 128, instruments that have the characteristics of both debt and equity have been considered. Such instruments have been treated as follows in the calculation of dilutive EPS for US GAAP purposes:

•                                          ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS): Have been excluded from the dilutive EPS calculation as they are classified as debt for US GAAP purposes. On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%. Based on the experience of similar issues in Australia it is considered more likely that the securities will be repaid in cash rather than in ordinary shares. For AIFRS purposes, ANZ StEPS is considered to be dilutive.

•                                          US Trust Securities: Have been included in dilutive EPS as if the securities are not redeemed or bought back prior to 15 December 2053 they will convert into preference shares, which in turn mandatorily convert into a number of ordinary shares. For AIFRS purposes, US Trust Securities are also considered to be dilutive.

•                                          Euro Trust Securities: Have been excluded from dilutive EPS as if the securities are not redeemed or bought back prior to 15 December 2053, they will convert into preference shares. These preference shares do not convert into ordinary share capital. For AIFRS purposes, Euro Trust Securities are also excluded from the dilutive and basic EPS calculation.

xxiv) Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2006 are summarised below. Details of the funding of the schemes are set out in note 46. Refer also to the information provided in item (v).

	2006	2005
	$m	$m
Australian Scheme
Change in benefit obligation
Balance at the start of the year	46	44
Interest cost	2	2
Benefits paid	(5)	(6)
Actuarial (gains) losses	1	6
Benefit obligation, 30 June	44	46
Change in plan assets
Fair value at start of the year	34	34
Actual return on plan assets	5	6
Employer contribution	—	—
Benefits paid	(5)	(6)
Total fair value of plan assets, 30 June	34	34
Funded status	(10)	(12)
Unrecognised net transition loss	—	—
Unrecognised net loss (gain)	(9)	12
Adjustment required to recognise minimum unfunded projected benefit obligation	9	(12)
Net amount recognised	(10)	(12)
Amounts recognised in the consolidated balance sheet cost of:
Prepaid benefit costs	—	—
Accrued benefit liabilities	(10)	(12)
The assumptions used in the actuarial valuations are as follows:
Discount rate used in determining present values pensioners*	5.80%	5.00%
Annual increase in future compensation benefits pensions	3.00%	2.50%
Expected long-term rate of return on assets	7.50%	7.50%
Weighted average asset allocations
Equity securities	58%	61%
Debt securities	16%	23%
Real estate	10%	9%
Other	16%	7%
	100%	100%

*                  The discount rate has been determined with reference to the rates on high quality bonds with a term to maturity consistent with the duration of the liabilities. The reference rate as at 30 June 2006 is 5.8% p.a., the 10 year Commonwealth bond rate.

The investment objectives of the Pension Scheme are to maximise returns over the long term whilst accepting a moderate degree of performance variability, and to exceed inflation (CPI increases), on average, by at least 3% over rolling five and seven year periods. The Plan’s investment strategy is to combine 68% in growth assets (shares and property) and 15% in alternative investments and the remainder in diversified fixed interest securities and cash. This combination reduces the expected variability compared to a portfolio invested only in shares.

Contributions

It is anticipated that no amount will be contributed to this scheme in 2007 as there are no active members.

Cash Flows

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2007	2007
	Pension	Other
	benefits	benefits
	$m	$m
2007	5	—
2008	5	—
2009	5	—
2010	4	—
2011	4	—
2012-16	18	—
	41	—

	2006	2005
	$m	$m
UK Pension Scheme
Change in benefit obligation
Balance at the start of the year	1,008	975
Service cost	10	11
Interest cost	51	53
Benefits paid	(51)	(46)
Actuarial (gains) losses	96	97
Foreign currency exchange fluctuations	91	(82)
Benefit obligation, 30 June	1,205	1,008
Change in plan assets
Fair value at start of the year	845	839
Actual return on plan assets	115	110
Employer contribution	12	11
Benefits paid	(51)	(46)
Foreign currency exchange fluctuations	75	(69)
Total fair value of plan assets, 30 June	996	845
Funded status	(209)	(163)
Unrecognised net transition loss	—	—
Unrecognised net loss (gain)	224	185
Unrecognised prior service cost	26	26
Adjustment required to recognise minimum unfunded projected benefit obligation	(195)	(156)
Net amount recognised	(154)	(108)
Amounts recognised in the consolidated balance sheet cost of:
Prepaid benefit costs	41	48
Accrued benefit liabilities	(195)	(156)
The assumptions used in the actuarial valuations are as follows:
Discount rate used in determining present values
active members*	5.00%	5.00%
pensioners*	5.00%	5.00%
Annual increase in future compensation benefits
salary	4.50%	4.50%
pensions	2.75%	2.75%
Expected long-term rate of return on assets	6.50%	6.50%
Weighted average asset allocations
Equity securities	51%	49%
Debt securities	30%	33%
Real estate	17%	15%
Other	2%	3%
	100%	100%

* The discount rate has been determined with reference to the rates on high quality bonds with a term to maturity consistent with the duration of the liabilities. The reference rate as at 30 June 2006 is 5.2% to 5.3% p.a., the AA corporate bond rate.

The Trustee of the ANZ UK Staff Pension Scheme determines their investment strategy after consulting with the Bank with regard to the liability profile of the plan and in accordance with the Statement of Investment Principles. Following an asset liability modelling exercise in 2006, the Trustee has determined the benchmarks which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long term.

Contributions

It is anticipated that $41 million will be contributed to this scheme in 2007.

Cash Flows

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2007	2007
	Pension	Other
	benefits	benefits
	$m	$m
2007	53	—
2008	55	—
2009	58	—
2010	60	—
2011	60	—
2012-16	344	—
	630	—

121

	2006	2005
	$m	$m
NZ Scheme
Change in benefit obligation
Balance at the start of the year	173	204
Service cost	4	4
Interest cost	10	11
Benefits paid	(16)	(15)
Actuarial (gains) losses	(1)	(26)
Foreign currency exchange fluctuations	(7)	(5)
Benefit obligation, 30 June	163	173
Change in plan assets
Fair value at start of the year	165	169
Actual return on plan assets	20	9
Employer contribution	3	3
Employee contribution	1	1
Benefits paid	(16)	(15)
Foreign currency exchange fluctuations	(6)	(2)
Total fair value of plan assets, 30 June	167	165
Funded status	4	(8)
Unrecognised net transition loss	—	—
Unrecognised net loss (gain)	(37)	(27)
Unrecognised prior service cost	—	—
Adjustment required to recognise minimum unfunded projected benefit obligation	—	—
Net amount recognised	(33)	(35)
Amounts recognised in the consolidated balance sheet cost of:
Prepaid benefit costs	—	—
Accrued benefit liabilities	(33)	(35)
The assumptions used in the actuarial valuations are as follows:
Discount rate used in determining present values
active members*	6.00%	5.70%
pensioners*	6.00%	5.70%
Annual increase in future compensation benefits salary	3.00%	3.00%
pensions	2.50%	2.00%
Expected long-term rate of return on assets	8.00%	8.00%
Weighted average asset allocations
Equity securities	46%	41%
Debt securities	38%	32%
Real estate	—	—
Other	16%	27%
	100%	100%

* The discount rate has been determined with reference to the rates on high quality bonds with a term to maturity consistent with the duration of the liabilities. The reference rate as at 30 June 2006 is 5.84% p.a., the 10 year Government bond rate.

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

Contributions

It is anticipated that approximately $5 million of salaries (gross of tax) will be contributed to this scheme in 2007.

Cash Flows

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2007 Pension benefits	2007 Other benefits
	$m	$m
2007	12	—
2008	12	—
2009	13	—
2010	13	—
2011	13	—
2012-16	49	—
	112	—

The elements of the net periodic pension cost are as follows:

	2006	2005
	$m	$m
Service cost	14	15
Interest cost	63	66
Expected return on schemes’ assets	(71)	(66)
Amortisation net transition asset	7	(3)
Recognised gains/losses	3	6
Recognised prior service cost	11	4
Net periodic pension cost	27	22
Employer contributions	(15)	(15)
Net pension expense	12	7
Pension plan deficit amortisation	5	10
Pension expense adjustment and deficit amortisation	17	17

The Group also sponsors defined contribution schemes. The Group’s contributions to major defined contribution schemes amounted to $156 million for the year (2005: $147 million).

xxv) Available-for-sale securities — other than temporary impairment

The following available-for-sale securities, which have unrealised losses at 30 September 2006, are not considered to be ‘other-than-temporary’ impaired under US GAAP:

	Less than 12 months		12 months or more		Total
	Fair	Unrealised	Fair	Unrealised	Fair	Unrealised
	value	losses	value	losses	value	losses
	$	$	$	$	$	$
Listed — Australia
Other securities and equity instruments	—	—	—	—	—	—

Listed — Overseas
Other government securities	—	—	—	—	—	—
Other securities and equity instruments	120	—	150	—	270	—

Unlisted — Australia
Other securities	—	—	77	(12)	77	(12)

Unlisted — Overseas
New Zealand government securities	—	—	—	—	—	—
Other government securities	323	(1)	24	(3)	347	(4)
Other securities	—	—	101	(6)	101	(6)

Total	443	(1)	352	(21)	795	(22)

Under US GAAP, 61 debt security investments had unrealised losses at 30 September 2006.

The Group reviews its investment security portfolio on a regular basis for evidence of ‘other-than-temporary’ impairment. Under US GAAP, ANZ recognises an ‘other-than-temporary’ impairment in the Income Statement for any investment security whose market value has been significantly below its carrying value for a period exceeding six months. The only exception to this policy is in respect of debt securities where their decline in market value is due solely to an increase in underlying rates of interest and where ANZ has the ability and intent to hold these securities until maturity. None of the securities disclosed in the table above are considered ‘other-than-temporarily’ impaired at 30 September 2006 or 30 September 2005.

The following available-for-sale securities, that have unrealised losses at 30 September 2005, are not considered ‘other-than-temporary’ impaired under US GAAP:

	Less than 12 months		12 months or more		Total
	Fair	Unrealised	Fair	Unrealised	Fair	Unrealised
	value	losses	value	losses	value	losses
	$	$	$	$	$	$
Listed — Australia
Other securities and equity instruments	—	—	—	—	—	—

Listed — Overseas
Other government securities	63	—	—	—	63	—
Other securities and equity instruments	512	(2)	56	—	568	(2)

Unlisted — Overseas
New Zealand government securities	844	—	—	—	844	—
Other government securities	102	—	—	—	102	—
Other securities	—	—	—	(1)	—	(1)

Total	1,521	(2)	56	(1)	1,577	(3)

Under US GAAP, 75 debt security investments had unrealised losses at 30 September 2005.

None of the securities disclosed in the table above are considered ‘other-than-temporarily’ impaired at 30 September 2006 or 30 September 2005.

xxvi) Variable Interest Entities

The following entities have been identified as requiring consolidation as a result of the application of FIN46R on the basis that the Group is the Primary Beneficiary. It is considered that the Group’s variable interest absorbs the majority of expected losses or receives the majority of expected returns if they occur. In relation to the vehicles consolidated under the provisions of FIN46R and disclosed below, the other creditors and beneficial owners of the Variable Interest Entities (‘VIEs’) do not have recourse to the Group.

Entity	Nature	Purpose & Activities	2006 Total assets* $m	2005 Total assets* $m
Arc Funding Pty Ltd	Repackaging Vehicle	SPE issues commercial paper to finance the acquisition or holding of financial assets.	178	173

Aurora Securitisation Pty Ltd(4)	Conduit	SPE issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	—	2,596

Coast Asset Corporation	Conduit	SPE issues commercial paper in the United States and on-lends the funds to special purpose companies that acquire or hold financial assets.	521	206

Coral(3)	ANZ Client deal	SPE issues commercial paper to finance the acquisition or Capital Markets funded holding of financial assets.	521	199

Eos(2)	Repackaging Vehicle	SPE issues commercial paper to finance the acquisition or holdings of financial assets.	117	117

Echo Funding Pty Ltd(5)	Repackaging Vehicle	SPE issues medium term notes on a segregated series basis and uses the funds to acquire bonds or exposures through credit derivatives.	—	109

Kingfisher Securitisation Pty Ltd	Conduit	SPE raises funds by issuing debt instruments and uses the funds so raised to acquire assets / investments.	183	218

Omeros Trust(1)	Repackaging Vehicle	SPE raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	234	234

Omeros II Trust(1)	Repackaging Vehicle	SPE raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	400	60

Solera Trust	Repackaging Vehicle	SPE issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	117	117

Stellar Funding Pty Ltd	Repackaging Vehicle	SPE issues commercial paper to finance the acquisition or holding of financial assets.	100	106

Surf Capital	Repackaging Vehicle	SPE raises funds by issuing notes to Coast Asset Corporation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	—	8

Total			2,371	4,143

Less consolidation eliminations and other adjustments			(1,648)	(907)

Consolidation of variable interest entities			723	3,236

(1)    Consolidates into Aurora Securitisation Pty Ltd

(2)    Consolidates into Solera Trust

(3)    Consolidates into Coast Asset Corporation

(4)    Due to a restructure in the second half of 2006, Aurora Securitisation Pty Limited is no longer consolidated for AIFRS or US GAAP.

(5)    From 1 April 2006, Echo is no longer consolidated under AIFRS or US GAAP as a result of a review of the Group’s accounting treatment of this entity.

*       Total assets are shown gross of any consolidation eliminations

These entities are identified as VIEs rather than Qualifying SPEs on the basis that these SPEs are not likely to satisfy all of the requirements of clause 35 of the definition of a Qualifying SPE set out in SFAS 140. ANZ does not consolidate, for US GAAP purposes, those SPEs where it is not expected to absorb the majority of the entity’s losses as these losses are either: (i) insured by suitably rated counterparties; or (ii) held by external investors.

The Group also holds significant variable interest in the following VIEs; however, it is not the Primary Beneficiary.

Entity	Nature	Purpose & Activities	2006 Total assets*	2005 Total assets*
			$m	$m
Kingfisher Trust 2001-1G	ANZ client deal. Capital markets funded. Mortgage Securitisation Vehicle.	Trust raises funds by issuing notes to the market. The proceeds of notes are used to fund the acquisition of mortgages.	324	73

Kingfisher Trust 2004-1G	ANZ client deal. Capital markets funded. Mortgage Securitisation Vehicle.	Trust raises funds by issuing notes to the market. The proceeds of notes are used to fund the acquisition of mortgages.	682	80

Resonance Funding Pty Ltd	ANZ Client deal. Capital markets funded.	Trust raises funds by issuing notes to institutional investors and proceeds of which are placed on deposit with ANZ. Deposit acts as collateral against a reference loan portfolio.	2,145	57

*                    Maximum exposure to loss is considered to be the notional amounts of the liquidity and redraw facilities.

xxvii) Maturity analysis of the Group’s Bonds and Notes and Loan Capital

As at 30 September	2006	2005
	$m	$m
Less than 1 year	6,295	8,970
Between 1 year and 2 years	12,757	6,759
Between 2 years and 3 years	9,540	8,674
Between 3 years and 4 years	9,043	7,192
Between 4 years and 5 years	11,171	8,160
After 5 years	10,497	7,648
Perpetual	402	394
Total	59,705	47,797

xxviii) Disposal of controlled entities

There were no material controlled entities disposed of during the year to 30 September 2006.

xxix) Acquisition of controlled entities

There were no material controlled entities acquired during the year to September 2006.

xxx) Recently issued Australian accounting standards

The following standards and amendments were available for early adoption but have not been applied by the Group in these financial statements:

•              AASB 7: ‘Financial Instruments: Disclosure’. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

•                                          AASB 2005-1: ‘Amendments to Australian Accounting Standards’ (May 2005) amending AASB 139. AASB 2005-1 is applicable for annual reporting periods beginning on or after 1 January 2006.

•                                          AASB 2005-9: ‘Amendments to Australian Accounting Standards’ (September 2005) replacing the presentation requirements for financial instruments in AASB 132. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006.

•                                          AASB 2005-10: ‘Amendments to Australian Accounting Standards’ (September 2005) makes consequential amendments to AASB 132: ‘Financial Instruments: Disclosure and Presentation’, AASB 101 : ‘Presentation of Financial Statements’, AASB 114: ‘Segment Reporting’, AASB 117: ‘Leases’, AASB 133: ‘Earnings per Share’, AASB ‘139 Financial Instruments: Recognition and Measurement’, AASB 1 ‘First-time adoption of Australian equivalents to International Financial Reporting Standards’, AASB 4 ‘Insurance Contracts’, AASB 1023: ‘General Insurance Contracts’ and AASB 1038: ‘Life Insurance Contracts’ arising from the release of AASB 7 ‘Financial Instruments: Disclosure’. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the Group as the standard and the amendment are only concerned with disclosures.

AASB 7 requires the disclosure of the significance of financial instruments on an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. AASB 2005-10 amendments arise from the release of AASB 7 and are only applicable when an entity adopts AASB 7.

AASB 2005-1 permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. As a result of the amendments introduced by AASB 2005-1, the Group can no longer designate NZD denominated revenues of its New Zealand subsidiary as hedged items. These hedges are not considered to be compliant hedges under SFAS 133.

xxxi) Recently issued United States accounting standards

The following Standards will impact ANZ from 1 October 2006:

•                                     SFAS 154 Accounting Changes and Error Corrections “FAS 154” was issued in May 2005 and replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle.

Opinion 20 previously required that most voluntary changes in accounting principle be included as a cumulative adjustment to net income in the period of the change to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Group does not expect that adoption of FAS 154 will have a material impact to total shareholders’ equity and net income for US GAAP purposes since the adoption of FAS 154 will contribute to the alignment of International Financial Reporting Standards and US GAAP.

•                                     SFAS 155 Accounting for Certain Hybrid Financial Instruments (“FAS 155”) was issued in February 2006 and amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

                                           The new Standard permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also requires all entities to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. The impact of application of this FAS 155 has not yet been quantified.

•                                     SFAS 156 Accounting for Servicing of Financial Assets (“FAS 156”) was issued in March 2006 and amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognised servicing assets and servicing liabilities. FAS 156 requires an entity to recognise a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. This asset or liability must be initially recognised at fair value, if practicable. Subsequently, measurement is permitted via an amortisation or fair value method. The impact of application of FAS 156 is not expected to be material to the Group.

•                                     In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other-than-temporary impairments of EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”; carries forward the disclosure requirements included in the EITF 03-01 which have been effective and applied by the Group; supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”; and references existing other-than-temporary impairment guidance including FAS 115, “Accounting for Certain Investments in Debt and Equity Securities and SEC Staff Accounting Bulletin Topic 5M, “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities”. The FSP is effective from 1 October, 2006 and is not expected to have a material impact on the Group’s US GAAP equity and net income.

•                                     In September 2006 the FASB issued SFAS 157 ‘Fair Value Measurements’ which is applicable for financial years beginning after 15 November 2007. The standard is applicable to assets and liabilities required to be measured at fair value by other accounting standards, and requires certain disclosures in respect of these assets and liabilities. It also outlines a framework to apply when determining fair value. The Group will apply the standard from 1 October 2008. It is not expected that the Standard will materially impact fair value measurement.

•                                     SFAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Postretirement Plans’ was issued in September 2006. It changes the accounting for defined benefit plans by requiring that gains or losses relating to the plans be recognised in other comprehensive income as they arise. The Group will apply SFAS 158 from 1 October 2006. The impact of application of this FAS 158 has not yet been quantified.

•                                     The FASB staff issue FASB Staff Positions (FSP) to provide guidance on the application of the accounting standards and interpretations. The FASB issued FASB Staff Position FIN46R-6 ‘Determining the variability to be considered in applying FASB No.46(R) in April 2006. It addresses the application of FIN46R when determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base their evaluations on an analysis of the VIE’s purpose and design rather than legal form or accounting classification. The Group will apply FSP on FIN 46R from 1 October 2007. We do not expect that the FSP on FIN46R will have a material impact on consolidation of VIEs.

•                                     In June 2006 the FASB issued Interpretation 48 ‘Accounting for Uncertainty in Income Taxes’, which prescribes recognition and measurement principles for recognising income tax liability and treatment of related expenses including interest and penalties. The standard is required to be applied for periods beginning after 15 December 2006, and the Group will apply it from 1 October 2007. The Group has not yet quantified the impact of this interpretation.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Australia and New Zealand Banking Group Limited:

We have audited the accompanying consolidated balance sheets of Australia and New Zealand Banking Group Limited and subsidiaries (collectively, the Group) as of September 30, 2006 and 2005, and the related consolidated income statements, statement of recognised income and expense and cash flow statements for each of the years then ended, including the disclosures made by the Group, about remuneration of directors and executives under the heading ‘Remuneration Report’ on pages 86 to 110 of Item 6. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of September 30, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with Australian generally accepted accounting principles.

As further described in Note 1 the comparative consolidated financial statements are presented in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS). As allowed upon initial adoption of AIFRS, the Group has elected to adopt Australian Accounting Standard Board (AASB) 132 and 139 regarding financial instrument accounting and disclosures, and AASB 4 regarding accounting for insurance contracts on a prospective basis effective October 1, 2005.

Australian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 53 to the consolidated financial statements.

We also have audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 8, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG

KPMG

Melbourne, Australia

January 8, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Australia and New Zealand Banking Group Limited:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Australia and New Zealand Banking Group Limited maintained effective internal control over financial reporting as of September 30, 2006, based on the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Australia and New Zealand Banking Group Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Australia and New Zealand Banking Group Limited maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Australia and New Zealand Banking Group Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Australia and New Zealand Banking Group Limited as of September 30, 2006 and 2005, and the related consolidated income statements, statements of recognized income and expense, and cash flow statements for the years then ended, and our report dated January 8, 2007 expressed an unqualified opinion on those consolidated financial statements.

/S/KPMG
KPMG

Melbourne, Australia

January 8, 2007

Financial information (unaudited)

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

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before individual and collective provisions.

	Governments	Banks
	and other	and other	Other		% of
	official	financial	commercial		Group’s
	institutions	insitutions	and industrial	Total	assets
	$m	$m	$m	$m
At 30 September 2006
United Kingdom	19	2,231	2,685	4,935	1.5
China	4	3,166	372	3,542	1.1
USA	14	2,753	459	3,226	1.0
At 30 September 2005
USA	158	3,671	878	4,707	1.6
United Kingdom	94	2,192	2,320	4,606	1.5
China	4	2,393	159	2,556	0.8

2: Certificates of Deposit and Term Deposit Maturities

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2006.

		Between	Between
	Less than	3 months and	6 months and	After
	3 months	6 months	12 months	1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	6,548	1,526	556	8,020	16,650
Term deposits	17,577	2,287	1,481	126	21,471
	24,125	3,813	2,037	8,146	38,121
New Zealand
Certificates of deposit	2,713	295	349	69	3,426
Term deposits	10,776	3,167	2,274	1,758	17,975
	13,489	3,462	2,623	1,827	21,401
Overseas
Certificates of deposit	2,539	87	504	17	3,147
Term deposits	8,583	438	429	175	9,625
	11,122	525	933	192	12,772
Total	48,736	7,800	5,593	10,165	72,294

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

		2006 over 2005			2005 over 2004
		Change due to			Change due to
	Volume	Rate	Other	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	31	(2)	—	29	12	1	13
New Zealand	—	20	—	20	(2)	13	11
Overseas markets	58	42	—	100	7	40	47
Investments in public securities and AFS
Australia	302	55	—	357	195	5	200
New Zealand	15	34	—	49	(45)	28	(17)
Overseas markets	(4)	38	—	34	(6)	11	5
Customer’s liability for acceptances
Australia	—	—	958	958	—	—	—
New Zealand	—	—	—	—	—	—	—
Overseas markets	—	—	11	11	—	—	—
Loans, advances and bills discounted
Australia	1,243	564	—	1,807	1,620	158	1,778
New Zealand	350	232	—	582	1,034	336	1,370
Overseas markets	25	185	—	210	(34)	74	40
Other interest earning assets
Australia	108	99	—	207	45	(62)	(17)
New Zealand	91	30	—	121	21	83	104
Overseas markets	51	21	—	72	81	(19)	62
Intragroup assets
Overseas markets	80	149	—	229	(28)	133	105
Change in interest income	2,350	1,467	969	4,786	2,900	801	3,701
Intragroup elimination	(80)	(149)	—	(229)	28	(133)	(105)
	2,270	1,318	969	4,557	2,928	668	3,596
Interest bearing liabilities
Time deposits
Australia	196	123	—	319	458	79	537
New Zealand	52	128	—	180	280	241	521
Overseas markets	104	159	—	263	(43)	130	87
Savings deposits
Australia	37	30	—	67	25	36	61
New Zealand	(15)	29	—	14	26	53	79
Overseas markets	1	6	—	7	—	—	—
Other demand deposits
Australia	220	99	—	319	175	75	250
New Zealand	27	63	—	90	71	85	156
Overseas markets	4	5	—	9	2	2	4
Due to other financial institutions
Australia	145	(8)	—	137	—	1	1
New Zealand	15	(1)	—	14	4	13	17
Overseas markets	55	85	—	140	22	67	89
Commercial paper
Australia	174	20	—	194	115	15	130
New Zealand	(101)	50	—	(51)	58	80	138
Overseas markets	35	127	—	162	(3)	100	97
Borrowing Corporation debt
Australia	(12)	16	—	4	123	24	147
New Zealand	(6)	11	—	5	2	13	15
Customer’s liability for acceptances
Australia	—	—	799	799	—	—	—
Overseas markets	—	—	10	10	—	—	—
Loan capital, bonds and notes
Australia	405	134	—	539	481	82	563
New Zealand	341	27	—	368	190	24	214
Overseas markets	—	3	—	3	—	1	1
Other interest bearing liabilities
Australia	48	(195)	—	(147)	43	(129)	(86)
New Zealand	33	(40)	—	(7)	82	(64)	18
Overseas markets	35	(16)	—	19	2	(2)	—
Intragroup liabilities
Australia	(3)	186	—	183	7	(2)	5
New Zealand	32	14	—	46	43	57	100
Change in interest expense	1,822	1,055	809	3,686	2,163	981	3,144
Intragroup elimination	(80)	(149)	—	(229)	28	(133)	(105)
	1,742	906	809	3,457	2,191	848	3,039
Change in net interest income	528	412	160	1,100	737	(180)	557

4: Concentrations of Credit Risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2006		2005
		Individual(5)
		provision
	Loans and	for credit	Loans and	Specific(5)
	advances	impairment	advances	provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	7,079	15	5,626	20
Business service	4,882	13	4,151	12
Construction	3,757	4	3,270	3
Entertainment, leisure and tourism	4,408	5	3,861	3
Financial, investment and insurance	4,795	2	4,924	4
Government and official institutions	52	—	65	—
Lease finance	2,580	12	2,854	2
Manufacturing	7,050	59	6,087	32
Personal(1)	15,579	28	13,702	26
Real estate — commercial(3)	10,229	2	10,970	4
Real estate — mortgage(4)	100,362	19	89,909	9
Retail and wholesale trade	9,811	31	9,074	17
Other	9,923	23	8,796	18
	180,507	213	163,289	150
Overseas
Agriculture, forestry, fishing and mining	11,898	3	10,868	1
Business service	836	—	796	2
Construction	627	—	766	1
Entertainment, leisure and tourism	1,437	—	1,096	6
Financial, investment and insurance	3,109	8	2,356	13
Government and official institutions	893	—	604	—
Lease finance	600	—	772	—
Manufacturing	4,553	26	4,474	26
Personal(2)	3,692	21	3,101	17
Real estate — commercial(3)	5,276	—	4,666	2
Real estate — mortgage(4)	37,944	2	35,336	8
Retail and wholesale trade	2,677	—	2,518	13
Other	5,589	6	5,862	17
	79,131	66	73,215	106
Total portfolio	259,638	279	236,504	256

(1)           Loans and advances exclude acceptances.

(2)           Personal includes consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(3)           Real estate commercial includes all business lending relating to commercial property.

(4)           Real estate mortgage includes all consumer lending secured by a mortgage.

(5)                                  Individual provision for credit impairment/specific provisions above relate to on balance sheet exposures. Individual provisions in respect of off balance sheet facilities were $7 million in 2006 and $17 million in 2005.

5: Provisions for credit impairment — industry analysis

	2006	2005
	$m	$m
i) Total write-offs by industry
Australia
Agriculture, forestry, fishing and mining	(1)	(20)
Business service	(10)	(20)
Construction	(5)	(2)
Entertainment, leisure and tourism	(3)	—
Financial, investment and insurance	—	(1)
Lease finance	(1)	(14)
Manufacturing	(11)	(16)
Personal(1)	(264)	(209)
Real estate — commercial(2)	(1)	(2)
Real estate — mortgage(3)	(5)	(4)
Retail and wholesale trade	(10)	(29)
Other	(20)	(43)
New Zealand	(68)	(102)
Overseas	(22)	(109)
Total write-offs	(421)	(571)
ii) Total recoveries by industry
Australia
Agriculture, forestry, fishing and mining	3	—
Lease finance	—	1
Manufacturing	6	—
Personal(1)	53	50
Real estate — commercial(2)	1	1
Real estate — mortgage(3)	—	—
Retail and wholesale trade	12	1
Other	16	3
New Zealand	19	19
Overseas	17	39
Total recoveries	127	114
Net write-offs	(294)	(457)
Ratio of net write-offs to average loans and acceptances	0.1%	0.2%

(1)  Personal includes all consumer lending except for lease finance facilities and those facilities secured by a mortgage.

(2)  Real estate — commercial includes all business lending relating to commercial property.

(3)  Real estate — mortgage includes all consumer lending secured by a mortgage.

6: Short Term Borrowings

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2006	2005(1)	2004
	$m	$m	$m
Balance at end of year
Commercial paper — ANZ (Delaware) Inc.	6,630	6,373	7,068
Commercial paper — other	14,120	14,634	11,712
Weighted average interest rate at end of year
Commercial paper — ANZ (Delaware) Inc.	5.35%	3.66%	1.68%
Commercial paper — other	6.16%	6.40%	5.41%
Maximum amount outstanding at any month end during year
Commercial paper — ANZ (Delaware) Inc.	7,528	6,822	7,068
Commercial paper — other	19,018	14,925	18,387
Average amount outstanding during year
Commercial paper — ANZ (Delaware) Inc.	7,373	5,915	6,485
Commercial paper — other	17,173	13,072	12,588
Weighted average interest rate during year
Commercial paper — ANZ (Delaware) Inc.	4.51%	2.71%	1.14%
Commercial paper — other	6.43%	6.26%	5.53%

(1)  Information not restated to include short term borrowings of subsidiaries consolidated on adoption of AIFRS.

7: Capital management

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into Tier 1, carrying the highest capital elements, and Tier 2, which has lower capital elements but still adds to the overall strength of the entity. Tier 1 is divided into ‘Fundamental’ and ‘Residual’ capital, and Tier 1 deductions. ‘Residual’ capital covers hybrid Tier 1 instruments with limits restricting the volume that can be counted as Tier 1 capital. Tier 2 capital is divided into Upper and Lower Tier 2 capital; with Lower Tier 2 capital being dated subordinated debt. Limits apply to the volume of Tier 2 and Lower Tier 2 that can be counted as capital for prudential purposes. Further, in calculating the total capital, deductions are taken for any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities. APRA introduced new prudential capital standards as at 1st July 2006 which contain various transitional rules which run through to different dates in 2008 and 2010 to coincide with Basel II implementation.

The measurement of risk weighted assets is based on: a) a credit risk-based approach wherein risk weightings are applied to balance sheet assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned; and b) the recognition of risk weighted assets attributable to market risk arising from trading and commodity positions. Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2006	2005(1)
	$m	$m
Qualifying Capital
Tier 1
AIFRS equity and minority interests	19,906	19,538
Reclassification of preference share capital	(871)	(1,858)
Accumulated retained profits & reserves of insurance, funds management and securitisation entities and associates	(289)	(213)
Deferred fee revenue(2)	343	—
Cash flow hedging reserve	(227)	—
Dividend(3)	(1,267)	(1,077)
Other adjustments	(22)	(81)
Fundamental Tier 1 capital	17,573	16,309
Innovative Tier 1 capital instruments	3,342	3,301
Gross Tier 1 capital	20,915	19,610
Deductions
Unamortised goodwill & other intangibles	(3,996)	(3,902)
Capitalised software	(397)	—
Capitalised expenses(4)	(569)	(524)
Deferred tax assets(5)	(290)	—
Investments in ANZ Lenders Mortgage Insurance	(31)	(27)
Other adjustments	9	—
Transitional Tier 1 capital relief	716	—
Tier 1 capital	16,357	15,157
Tier 2
Asset Revaluation Reserve	—	31
Eligible component of post acquisition earnings and reserves in associates and joint ventures	184	—
Perpetual subordinated notes	401	394
General reserve for impairment of financial assets(6)	1,344	1,448
Transitional Upper Tier 2 capital relief	17	—
Upper Tier 2 capital	1,946	1,873
Subordinated notes(7)	8,177	6,701
Tier 2 capital	10,123	8,574
Deductions
Investment in funds management, life insurance & securitisation entities	86	84
Investment in joint ventures with ING(8)	526	528
Investment in other Authorised Deposit Taking Institutions and overseas equivalents	370	159
Other	91	13
Total deductions	1,073	784
Total qualifying capital	25,407	22,947

Footnotes 1-8 refer to page 136.

Adjusted common equity
Tier 1 capital	16,357	15,157
Less: Innovative Tier 1 capital instruments	3,321	3,233
Transitional Tier 1 capital relief	716	—
Deductions	1,073	784
Adjusted common equity (ACE)(9)	11,247	11,140
Capital adequacy ratios
Tier 1	6.8%	6.9%
Tier 2	4.2%	3.9%
	11.0%	10.8%
Deductions	-0.4%	-0.3%
Total	10.6%	10.5%
Adjusted common equity	4.7%	5.1%
Risk Weighted Assets	240,219	219,573

(1)             Calculated in accordance with Australian Prudential Regulation Authority requirements effective at this date.

(2)             Includes fees deferred under AIFRS forming part of loan yields. Value at September 2006 is pre tax, as allowed under the current prudential standard.

(3)             Relates to dividend not provided for.

(4)             Comprises loan and lease origination fees, capitalised securitisation establishment costs and costs associated with debt raisings.

(5)             Deferred tax assets (excluding the component relating to the collective provision) attributable to operations in countries outside Australia.

(6)             Net of attributable deferred tax asset.

(7)             For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount over the last four years to maturity.

(8)             Joint ventures with ING in Australia and New Zealand.

(9)             Tier 1 capital, less Innovative Tier 1 capital instruments (converted at balance date spot rates), less transitional Tier 1 capital relief and deductions.

	Assets		Risk weighted assets
	2006	2005	2006	2005
	$m	$m	$m	$m
Balance Sheet
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claims on OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets(1)	35,246	25,941	—	—
Claims on approved banks and local Governments	19,584	16,054	3,917	3,211
Advances secured by residential mortgages eligible for 50% risk weighting	131,134	118,895	65,567	59,448
Other assets — credit risk	138,119	127,204	138,119	127,204
Total balance sheet assets — credit risk	324,083	288,094	207,603	189,863
Trading assets — market risk	11,688	7,872	n/a	n/a
Impact of adoption of AIFRS	n/a	4,919	n/a	—
Total balance sheet assets	335,771	300,885	207,603	189,863

	Contract/notional amount		Credit equivalent		Risk weighted assets
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures(2)
Direct credit substitutes	7,588	9,657	7,588	9,657	5,432	7,337
Trade and performance related items	14,788	13,175	6,470	5,683	5,657	4,953
Commitments	98,554	87,319	17,030	14,017	14,611	12,249
Foreign exchange, interest rate and other market related transactions	1,169,553	782,380	18,010	12,309	5,240	3,681
Total off balance sheet exposures — credit risk	1,290,483	892,531	49,098	41,666	30,940	28,220
Total risk weighted assets — credit risk					238,543	218,083
Risk weighted assets — market risk					1,676	1,490
Total risk weighted assets					240,219	219,573

(1)             Includes $1,938 million (September 2005: n/a) in assets of subsidiaries consolidated on adoption of AIFRS excluded for risk weighting calculations for Australian Prudential Regulation Authority reporting purposes.

(2)             Excludes off balance sheet exposures in subsidiaries consolidated on adoption of AIFRS as required by Australian Prudential Regulation Authority.

Glossary

AIFRS — Australian Equivalents to International Financial Reporting Standards.

Collective provision is the provision for Credit Losses that are inherent in the portfolio but not able to be individually identified; presently unidentified impaired assets. A collective provision may only be recognised when a loss event has already occurred. Losses expected as a result of future events, no matter how likely, are not recognised.

Equity standardisation. Economic Value Added (EVA™) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Group Centre division includes Operations, Technology and Shared Services, Treasury (funding component), Group People Capital, Group Strategic Development, Group Financial Management, Group Risk Management, Capital Funding and Group Items.

Impaired assets are those whose carrying value is greater than the amount expected to be recovered over its life. More specifically, in relation to loans or other credit facilities, impairment may arise where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where the concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income and other external operating income.

Individual provision charge is the amount of impairment on those loans and advances assessed for impairment on an individual basis (as opposed to on a collective basis). It takes into account expected discounted cash flows over the lives of those loans and advances.

Institutional is a division encompassing businesses that provide a full range of financial services to corporate and institutional customers in all geographies:

•                  Institutional & Corporate Relationships - manages customer relationships and develops financial services solutions and strategies for Business Banking clients with funds under management (“FUM”) in excess of A$50,000, for Corporate clients with FUM in excess of A$10 million and for Institutional clients with FUM in excess of A$150 million in Australia and New Zealand and, for global corporate clients with whom ANZ Australia has an existing customer relationship, in the United Kingdom, United States and Asia.

•                  Debt and Transaction Services - combines managing Institutional and Corporate’s balance sheet with a particular focus on credit quality, diversification and maximising risk adjusted returns. Also provides cash transaction banking management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

•                  Markets - provides foreign exchange and commodity trading sales-related services to corporate and institutional clients globally. In addition, the business provides origination, underwriting, structuring and risk management services, advice and sale of credit and derivative products globally.

•                  Corporate & Structured Financing - provides complex financing and advisory services, structured financial products, leasing, private equity finance, project finance, leveraged finance and infrastructure investment products.

•                  Personal and Private Banking Asia - provides banking services in selected Asian geographies.

Net advances include gross loans and advances and acceptances less income yet to mature and provision for credit impairment.

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

Net non-interest bearing items, which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, impairment of loans and advances, deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-performing loans are included within interest bearing loans, advances and bills discounted.

Net tangible assets equals share capital and reserves attributable to shareholders of the Group less preference share capital and unamortised intangible assets (including software).

New Zealand Businesses includes the following businesses:

•                  ANZ Retail - operating under the ANZ brand in New Zealand provides a full range of banking services to personal and small business banking customers.

•                  NBNZ Retail - operating under the National Bank brand in New Zealand, provides a full range of banking services to personal and small business banking customers.

•                  Corporate Banking in New Zealand - incorporates the ANZ and National Bank brands and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD 100 million.

•                  Rural Banking in New Zealand - provides a full range of banking services to rural and agribusiness customers.

•                  Central support - includes Operations, Technology, Treasury, ANZ’s 49% stake in ING New Zealand, Risk Management, People Capital, Financial Management and Property New Zealand.

•                  UDC - provides motor vehicle and equipment finance, operating leases and management services, fleet management services, and investment products.

Non Performing loans comprise loans where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where the concessional terms have been provided because of the financial difficulties of the customer.

Operating expenses exclude the provision for impairment of loans and advances charge.

Operating income in business segments includes equity standardised net interest and other operating income.

Operations, Technology and Shared Services comprises the Group’s core support units responsible for operating the Group’s global technology platforms, development and maintenance of business applications, information security, the Group’s payments back-office processing, and the provision of other essential shared services to the Group, including property, people capital operations, procurement and outsourcing.

Overseas includes the results of all operations outside Australia, except if New Zealand is separately shown.

Overseas markets includes all operations outside of Australia and New Zealand. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Partnerships & Private Bank is responsible for ANZ’s partnerships with other institutions in Australia and Asia, along with ANZ’s Private Bank business, and includes the following:

•                  INGA includes the equity accounted earnings from ANZ’s 49% stake in ING Australia Ltd, a joint venture between ANZ and ING.

•                  International Partnerships - ANZ continues to develop a portfolio of strategic retail partnerships in Asia. ANZ currently has partnerships in Indonesia with PT Panin Bank, in the Philippines with Metrobank, in Cambodia with the Royal Group, in China with Tianjin City Commercial Bank and in Vietnam with Sacombank. These partnerships are focused on leveraging ANZ Australia’s capabilities into faster growing personal and small business banking markets via the established client bases of the local partners.

•                  Other includes Private Bank and support units within the division.

Personal is a division comprised of Regional, Rural and Small Business Banking, Banking Products, Mortgages, Consumer Finance, Investments and Insurance, Esanda, Pacific Banking and a number of other areas, including the branch network and marketing in Australia.

•      Regional & Rural Banking - provides a full range of banking services to personal customers across regional and rural Australia, and to small business and agribusiness customers in rural and regional Australia.

•      Small Business Banking - provides a full range of banking services for metropolitan-based small businesses in Australia with funds under management up to A$50,000.

•      Banking Products - provides transaction banking and savings products, such as term deposits, V2+, and cash management accounts.

•      Mortgages - provides housing finance to consumers in Australia for both owner occupied and investment purposes.

•      Consumer Finance - provides consumer and commercial credit cards, ePayment products, personal loans, merchant payment facilities in Australia and ATM facilities.

•      Investments and Insurance - comprises ANZ Australia’s Financial Planning, Margin Lending, insurance distribution, and Trustees businesses in addition to the equity accounted earnings from E*Trade Australia, an online broking business.

•      Esanda - provides motor vehicle and equipment finance, operating leases and management services, fleet management services and investment products.

•      Pacific - provides retail and corporate banking services to customers in the Pacific Region.

Service transfer pricing is used to allocate services that are provided by central areas to each of its business units. The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the cost of the services it uses.

Service transfer pricing charges are reported in the profit and loss statement of each business unit as:

•      Net inter business unit fees — includes intra-group receipts or payments for sales commissions and branch service fees. A product business will pay a distribution channel for product sales. Both the payment and receipt are shown as net inter business unit fees.

•      Net inter business unit expenses — consists of the charges made to business units for the provision of support services. Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes). Loans and advances classified as available for sale are excluded from total advances.

Unproductive facilities comprise off balance sheet facilities (such as standby letters of credit and guarantees to third parties) and undrawn on balance sheet facilities where the customer’s status is defined as impaired.

Alphabetical index

Associates	67
Available-for-sale assets/investment securities	27
Average Balance Sheet and Related Interest	47
Balance Sheets	3
Bonds and Notes	40
Capital Management	135
Cash Flow Statements	5
Certificates of Deposit and Term Deposit Maturities	130
Commitments	69
Compensation of Auditors	18
Concentrations of Credit Risk	132
Contingent Liabilities, Contingent Assets and Credit Related Commitments	70
Controlled Entities	66
Critical Estimates and Judgements Used in Applying Accounting Policies	14
Cross Border Outstandings	130
Deferred Tax Assets	34
Deposits and Other Borrowings	38
Derivative Financial Instruments	23
Dividends	20
Due from Other Financial Institutions	22
Due to Other Financial Institutions	38
Earnings Per Ordinary Share	22
Employee Share and Option Plans	80
Events Since the End of the Financial Year	108
Exchange Rates	89
Expenses	17
Fair Value of Financial Assets and Financial Liabilities	59
Fiduciary Activities	69
Financial Risk Management	51
Glossary	137
Goodwill and Other Intangibles	35
Impact of Adopting Australian Equivalents to International Financial Reporting Standards	90
Impaired Financial Assets	31
Income	16
Income Statements	2
Income Tax Expense	19
Income Tax Liabilities	39
Independent Audit Report	111
Interest Rate Risk	57
Interest Spreads and Net Interest Average Margins	50
Interests in Joint Venture Entities	67
Key Management Personnel Disclosures	87
Liquid Assets	22
Loan Capital	41
Minority interests	46
Net Loans and Advances	30
Notes to the Cash Flow Statements	64
Other Assets	36
Payables and Other Liabilities	39
Premises and Equipment	36
Provisions	40
Provisions for credit impairment	32
Provision for credit impairment — Industry Analysis	133
Regulatory Deposits	33
Reserves and Retained Earnings	45
Segment Analysis	61
Share Capital	43
Shares in Controlled Entities, Associates and Joint Venture Entities	33
Short Term Borrowings	134
Significant Accounting Policies	6
Statements of Recognised Income and Expense	4
Superannuation and Other Post Employment Benefit Schemes	75
Trading Securities	23
Transactions with Other Related Parties	89
US GAAP Reconciliation	109
Volume and Rate Analysis	131

Appendix A — Additional Historical (AGAAP) Information

The Group adopted AIFRS accounting standards for the reporting period beginning 1 October 1, 2004. As a result the 2006 and 2005 results have been calculated on an AIFRS basis. The 2005, 2004, 2003 and 2002 results included, referred to and incorporated by reference in this Appendix A are stated on a prior Australian GAAP basis. Information based on AGAAP is not, and should not be considered to be comparable to information prepared in accordance with AIFRS.

Average Balances and Related Interest

Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis.  Impaired loans are included under the interest earning asset category ‘Loans, advances and bills discounted’. Intra-group interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Average		Average
	balance	Interest	Rate
At September 30, 2004	$M	$M	%
Interest earning assets
Due from other financial institutions
Australia	578	29	5.0%
New Zealand	2,728	137	5.0%
Overseas markets	2,322	43	1.9%
Investments in public securities
Australia	7,231	389	5.4%
New Zealand	3,038	150	4.9%
Overseas markets	3,175	95	3.0%
Loans, advances and bills discounted
Australia	129,658	8,893	6.9%
New Zealand	48,346	3,701	7.7%
Overseas markets	9,810	421	4.3%
Other assets
Australia	1,524	127	8.3%
New Zealand	1,808	36	2.0%
Overseas markets	1,935	127	6.6%
Intragroup assets
Overseas markets	10,670	225	2.1%
	222,823	14,373
Intragroup elimination	(10,670)	(225)
Total average interest earning assets and interest income	212,153	14,148	6.7%

Non-interest earning assets
Acceptances
Australia	13,398
Overseas markets	54
Premises and equipment	1,460
Other assets	18,224
Provisions for doubtful debts
Australia	(1,762)
New Zealand	(481)
Overseas markets	(66)
	30,827
Total average assets	242,980

Average Balances and Related Interest (continued)

	Average		Average
	balance	Interest	Rate
At September 30, 2004	$M	$M	%
Interest bearing liabilities
Time deposits
Australia	30,839	1,589	5.2%
New Zealand	20,910	1,138	5.4%
Overseas markets	12,772	296	2.3%
Savings deposits
Australia	13,017	352	2.7%
New Zealand	6,463	212	3.3%
Overseas markets	386	3	0.8%
Other demand deposits
Australia	29,737	1,182	4.0%
New Zealand	6,428	256	4.0%
Overseas markets	662	9	1.4%
Due to other financial institutions
Australia	1,452	85	5.9%
New Zealand	1,608	76	4.7%
Overseas markets	3,736	77	2.1%
Commercial paper
Australia	5,824	308	5.3%
New Zealand	6,764	383	5.7%
Overseas markets	6,485	74	1.1%
Borrowing corporations’ debt
Australia	7,092	371	5.2%
New Zealand	1,925	110	5.7%
Loan capital, bonds and notes
Australia	29,631	1,575	5.3%
New Zealand	2,009	121	6.0%
Overseas markets	150	3	2.0%
Other liabilities (1)
Australia	4,232	543	n/a
New Zealand	40	83	n/a
Overseas markets	82	17	n/a
Intragroup liabilities
Australia	5,644	(19)	-0.3%
New Zealand	5,026	244	4.9%
	202,914	9,088
Intragroup elimination	(10,670)	(225)
	192,244	8,863	4.6%

Non-interest bearing liabilities(1)
Deposits
Australia	3,958
New Zealand	2,619
Overseas markets	867
Acceptances	—
Australia	13,398
Overseas markets	54
Other liabilities	13,611
	34,507
Average total liabilities	226,751

(1)           Includes foreign exchange currency swap costs

Average Balances and Related Interest (continued)

Full
year
Sep 04
%
Interest spread and net interest average margins

Australia
Gross interest spread	2.11
Interest forgone on impaired assets	(0.02)
Net interest spread	2.09
Interest attributable to net non-interest bearing items	0.39
Net interest average margin - Australia	2.48

New Zealand
Gross interest spread	2.08
Interest forgone on impaired assets	(0.01)
Net interest spread	2.07
Interest attributable to net non-interest bearing items	0.43
Net interest average margin - New Zealand	2.50

Overseas markets
Gross interest spread	1.34
Interest forgone on impaired assets	(0.04)
Net interest spread	1.30
Interest attributable to net non-interest bearing items	0.25
Net interest average margin - Overseas markets	1.55

Group
Gross interest spread	2.08
Interest forgone on impaired assets	(0.02)
Net interest spread	2.06
Interest attributable to net non-interest bearing items	0.43
Net interest average margin	2.49

Investment Securities

Sep 04 $M
Investment Securities
Investment securities are allocated between Australia and overseas based on the domicile of the issuer

Listed—Australia
Other securities and equity investments	4
4
Listed—Overseas
Other government securities	1,070
Other securities and equity investments	1,354
2,424
Total listed	2,428
Unlisted—Australia
Local and semi-government securities	895
Other securities and equity investments	2,786
3,681

Unlisted—Overseas
New Zealand government securities	914
Other government securities	357
Other securities and equity investments	366
1,637
Total unlisted	5,318
Total investment securities	7,746

Market value information
Listed—Australia
Other securities and equity investments	12
12
Listed—Overseas
Other government securities	1,072
Other securities and equity investments	1,358
2,430
Total market value of listed investment securities	2,442
Unlisted—Australia
Local and semi-government securities	895
Other securities and equity investments	2,785
3,680
Unlisted—Overseas
New Zealand government securities	913
Other government securities	361
Other securities and equity investments	366
1,640
Total market value of unlisted investment securities	5,320
Total market value of investment securities	7,762

Provisions for Doubtful Debts

	Full	Full	Full
	year	year	year
	Sep 04	Sep 03	Sep 02
	$M	$M	$M
General provision
Balance at start of period	1,534	1,496	1,386
Acquisition of provisions	216	—	—
Adjustment for exchange rate fluctuations	53	(49)	(22)
Charge to statement of financial performance	632	614	860
Transfer to specific provision	(525)	(588)	(788)
Recoveries	82	61	60
Total general provision	1,992	1,534	1,496
Specific provision
Balance at start of period	484	585	500
Acquisition of provisions	57	—	—
Adjustment for exchange rate fluctuations	(2)	(49)	(6)
Bad debts written off	(680)	(640)	(697)
Transfer from general provision	525	588	788
Total specific provision	384	484	585
Total provisions for doubtful debts	2,376	2,018	2,081

	Full	Full	Full
	year	year	year
	Sep 04	Sep 03	Sep 02
	$M	$M	$M
New and increased provisions
Australia	459	418	423
New Zealand	80	45	54
Other overseas markets	86	212	421
	625	675	898
Provisions releases	(100)	(87)	(110)
	525	588	788
Recoveries of amounts previously written off	(82)	(61)	(60)
Net specific provision	443	527	728
Net credit to general provision	189	87	132
Charge to statement of financial performance	632	614	860

Concentrations of Credit Risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

Specific Provisions for Impairment by Industry Category

The following table sets out the Group’s specified provisions for impairment by industry category as at September 30, 2002, 2003, and 2004.

	2004		2003		2002
	Loans and	Specific	Loans and	Specific	Loans and	Specific
	advances (1)	provision	advances (1)	provision	advances (1)	provision
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	4,592	26	3,829	71	3,436	16
Business service	3,346	4	2,632	4	2,120	5
Entertainment, leisure and tourism	3,660	7	2,632	23	2,465	28
Financial, investment and insurance	3,548	5	4,966	5	4,603	13
Government and official institutions	126	—	51	—	67	—
Lease finance	2,667	1	2,613	2	2,503	2
Manufacturing	4,734	26	5,366	5	4,303	7
Personal (2)	19,491	24	15,648	23	14,893	27
Real estate - construction	2,368	3	1,767	4	1,152	5
Real estate - mortgage (3)	81,770	8	69,660	11	57,049	32
Retail and wholesale trade	7,626	21	6,821	54	5,957	15
Other	6,552	84	5,335	65	3,990	61
Total Australia	140,480	209	121,320	267	102,538	211

Overseas
Agriculture, forestry, fishing and mining	10,551	43	2,756	12	2,526	3
Business service	931	4	323	1	435	1
Entertainment, leisure and tourism	968	3	534	5	586	4
Financial, investment and insurance	3,288	9	1,516	5	1,561	21
Government and official institutions	461	—	274	—	212	—
Lease finance	604	3	609	—	844	1
Manufacturing	4,682	21	3,654	17	4,701	34
Personal (2)	2,497	4	1,771	19	1,848	7
Real estate - construction	721	9	472	1	551	1
Real estate - mortgage (3)	35,400	6	12,759	4	11,956	5
Retail and wholesale trade	2,233	9	1,741	9	1,648	15
Other	5,998	64	5,058	144	5,943	282
Total Overseas	68,334	175	31,467	217	32,811	374
Total individually assessed provisions	208,814	384	152,787	484	135,349	585

(1)          Loan and advances exclude acceptances.

(2)          Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances.

(3)          Real estate mortgage residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property.

Doubtful Debts—Industry Analysis

i) Total Write-Offs by Industry

ii) Total Recoveries by Industry

	2004	2003	2002
	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	(86)	(4)	(72)
Business service	(4)	(11)	(8)
Entertainment, leisure and tourism	(5)	(3)	(4)
Financial, investment and insurance	—	(9)	(8)
Lease finance	(2)	(22)	(7)
Manufacturing	(15)	(10)	(17)
Personal(1)	(203)	(177)	(237)
Real estate—construction	(2)	(10)	(12)
Real estate—mortgage(2)	(8)	(11)	(19)
Retail and wholesale trade	(38)	(42)	(47)
Other	(105)	(15)	(37)

Overseas
Other	(212)	(326)	(229)
Total recoveries	(680)	(640)	(697)

	2004	2003	2002
	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	—	2	3
Business service	1	1	1
Entertainment, leisure and tourism	—	1	2
Financial, investment and insurance	1	1	—
Lease finance	2	2	2
Manufacturing	—	6	3
Personal(1)	46	24	27
Real estate—construction	3	3	2
Real estate—mortgage(2)	1	1	4
Retail and wholesale trade	2	3	3
Other	2	—	1

Overseas
Other	24	17	12
Total recoveries	82	61	60

(1)      Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(2)      Real estate mortgage residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property.

Impaired Assets

	As at	As at	As at
	Sep 04	Sep 03	Sep 02
	$M	$M	$M
Summary of impaired assets
Impaired loans	829	1,007	1,203
Restructured loans	32	—	1
Unproductive facilities	29	39	54
Gross impaired assets	890	1,046	1,258
Less specific provisions:
Impaired loans	(378)	(482)	(575)
Unproductive facilities	(6)	(2)	(10)
Net impaired assets	506	562	673

Impaired loans
Impaired loans	829	1,007	1,203
Specific provisions	(378)	(482)	(575)
Total net impaired loans	451	525	628

Restructured Loans
For these loans interest and fees are recognised as income on an accrual basis	32	—	1

Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate assets	—	—	—

Unproductive facilities
Unproductive facilities	29	39	54
Specific provisions	(6)	(2)	(10)
Net unproductive facilities	23	37	44

Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, impaired assets and therefore are not included within the above summary	293	213	216

Impaired Assets (continued)

Consolidated average impaired loans: September 2004 $912 million; September 2003 $1,103 million; September 2002 $1,254 million.

Further analysis of impaired assets at 30 September 2004 and interest and/or other income received during the year under Australian Prudential regulation Authority guidelines is as follows:

			Interest
			and/or
	Gross balance	Specific	other income
	outstanding	Provision	received
As at 30 September 2004	$M	$M	$M
Impaired loans
Without provisions
Australia	82	—	3
New Zealand	6	—	—
Overseas markets	27	—	7
	115	—	10
With provisions and no, or partial, performance(1)
Australia	338	208	3
New Zealand	109	69	1
Overseas markets	265	100	5
	712	377	9
With provisions and full performance(1)
Australia	1	1	—
New Zealand	—	—	—
Overseas markets	1	—	—
	2	1	—
Total impaired loans	829	378	19
Restructured loans	32	—	—
Unproductive facilities	29	6	—
Total impaired assets	890	384	19

(1)            A loan’s performance is assessed against its contractual repayment schedule.

Capital Adequacy

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into Tier 1, or ‘core’ capital, and tier 2, or ‘supplementary’ capital. For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of Tier 1 capital. Banks are required to deduct from total capital any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitization activities. Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

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

		As at
		Sep 04
		$M
	Qualifying capital
	Tier 1
	Total shareholders’ equity and outside equity interests	17,925
	Hybrid loan capital (1)	1,535
Less:	Asset revaluation reserve	(31)
	Dividend	(983)
	Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(218)
	Unamortised goodwill and other intangibles (2)	(4,170)
	Net FITB
	Capitalised expenses (3)	(465)
	Investment in ANZ Lenders Mortgage Insurance	(27)
	Tier 1 capital	13,566
	Tier 2
	Asset revaluation reserve	31
	Perpetual subordinated notes	419
	General provision for doubtful debts	1,342
		1,792
	Subordinated notes	6,052
	Tier 2 capital	7,844
	Deductions
	Investment in funds management and securitisation entities	107
	Investment in joint venture with INGA	708
	Other	204
	Total deductions	1,019
	Total qualifying capital	20,391
	Adjusted common equity
	Tier 1 capital	13,566
Less:	Preference share capital	2,535
	Deductions	1,019
	Adjusted common equity	10,012
	Ratios (%)
	Tier 1	6.9%
	Tier 2	4.0%
		10.9%
Less:	Deductions	(0.5%)
	Total	10.4%
	Adjusted common equity	5.1%
	Risk weighted assets	196,664

(1)             Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status.

(2)             Relates to final dividend not provided for

(3)             From July 1, 2003 the intangible component of investments is deducted from Tier 1 Capital. Prior to this, the deduction was from total capital

Cross Border Outstandings

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

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments
	and other	Banks and	Other
	official	other financial	commercail		% of
	institutions	institutiions	and industrial	Total	Group
	$m	$m	$m	$m	assets
As at 30 September 2004
United Kingdom	217	2,400	2,652	5,269	2.0
USA	177	3,157	1,184	4,518	1.7

Summary of Consolidated Ratios
Australian GAAP	2004

Net profit after income tax as a percentage of:
Average total assets	1.2%
Average shareholders’ equity	18.1%
Dividends to ordinary shareholders as a percentage of operating profit after income tax	67.5%
Average shareholders’ equity as a percentage of average total assets	6.2%
Number of shares on issue (million)	1,818

Index to Exhibits

Exhibit 1	—	Constitution (incorporated by reference to 2005 20-F)
Exhibit 4
Exhibit 4.1		Material Contracts
4.1.1		Amendment and Restatement of Agency Agreement
Exhibit 8	—	Subsidiaries
Exhibit 12
Exhibit		12.1	302 Certification by Chief Executive Officer
Exhibit		12.2	302 Certification by Chief Financial Officer
Exhibit 13
Exhibit		13.1	906 Certification by Chief Executive Officer
Exhibit		13.2	906 Certification by Chief Financial Officer